Form 20-F
period 2019-12-31
Farfetch Ltd
filed 2020-03-11
CIK 1740915

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

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

James L. Maynard
General Counsel & Executive Vice President Group Legal
Telephone: +44 (0) 20 7549 5900
Farfetch Limited
The Bower, 211 Old Street
London EC1V 9NR, United Kingdom

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value $0.04 per share	FTCH	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report.            296,740,928           Class A ordinary shares and 42,858,080 Class B ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

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

Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer	☐	Emerging growth company	☐

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

We report under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). None of our consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States (“U.S.”). We have historically conducted our business through Farfetch.com Limited and its subsidiaries (“Farfetch.com”), a company incorporated under the laws of the Isle of Man. In connection with our initial public offering consummated on September 25, 2018 (our “IPO”), we carried out reorganization transactions (the “Reorganization Transactions”) whereby Farfetch.com became a wholly owned subsidiary of Farfetch Limited, an exempted company incorporated with limited liability under the Companies Law (2018 Revision) of the Cayman Islands, as amended and restated from time to time (the “Companies Law”). Following the Reorganization Transactions, our business is conducted through Farfetch Limited and its subsidiaries. For additional information about the Reorganization Transactions, see below.

The Reorganization Transaction

To effect the reorganization, all holders of warrants over Farfetch.com shares, except a holder of 189,995 warrants that remained outstanding, exercised their warrants into the applicable class of shares, and the outstanding shares of Farfetch.com were exchanged for shares of Farfetch Limited with equivalent rights. Following this exchange, the ordinary shares, the restricted linked ordinary shares and the preference shares held by the shareholders of Farfetch Limited were converted into ordinary shares of Farfetch Limited and subsequently converted into for Class A ordinary shares and Class B ordinary shares, as applicable. Outstanding options of Farfetch.com were also released in exchange for the grant of options with equivalent rights over Class A ordinary shares of Farfetch Limited. The 189,995 warrants outstanding were all exercised in the year ending December 31, 2019.

General Information

Our consolidated financial statements are reported in U.S. Dollars, which are denoted “dollars,” “USD” or “$” throughout this Annual Report on Form 20-F (“Annual Report”). Also, throughout this Annual Report:

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
•	“consumer” means a person who browses and/or completes a purchase on the Farfetch Marketplace and/or the Stadium Goods Marketplace (as applicable).
•	“E-concession” means the retail distribution by brands via the operation of concessions on multi-brand digital platforms, such as when brands sell directly to consumers via the Farfetch Marketplace.
•	“FPS” means Farfetch Platform Solutions, our comprehensive modular white-label business to business e-commerce solution for brands and retailers.
•	“Farfetch Marketplace,” is as defined in Item 4. “Information on the Company — B. Business Overview.”
•	“first-party sales” means sales on our platform of inventory directly purchased by us.
•	“Group” means Farfetch Limited and its consolidated subsidiaries.
•	“JD.com” means JD.com Inc.
•	“luxury sellers” means the retailers and brands with whom we have a direct contractual relationship to display and sell their products on the Farfetch Marketplace.
•	“Marketplaces” means the Farfetch Marketplace and Stadium Goods Marketplace.
•	“New Guards” is as defined in Item 4. “Information on the Company — B. Business Overview.” It refers to New Guards Group Holding S.p.A., which we acquired in August 2019.
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

•	“Stadium Goods Marketplace” is as defined in Item 4. “Information on the Company — B. Business Overview.”
•	“stock value” means the combined amount of all stock units available on the Farfetch Marketplace and/or the Stadium Goods Marketplace by each item’s retail unit price.
•

“Third-Party Take Rate” means Digital Platform Services Revenue excluding revenue from first-party sales, as a percentage of Digital Platform GMV excluding GMV from first-party sales and Digital Platform Fulfilment Revenue. Revenue from first-party sales, which is equal to GMV from first-party sales, means revenue derived from sales on our platform of inventory purchased by us.

Market and Industry Data

We obtained industry, market and competitive position data in this Annual Report from our own internal estimates, surveys and research as well as from publicly available information, industry and general publications and research, surveys and studies conducted by third parties such as public reports by Bain & Company (“Bain”). Information contained in the Annual Report attributable to Bain, is from “Bain-Altagamma Luxury Study 2019” (Spring 2019 or November 2019 update).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains statements that constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are neither historical facts nor assurances of future performance. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties some of which are beyond our control, and are made in light of information currently available to us.

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

These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in Item 3. “Key Information — D. Risk Factors” of this Annual Report, including, but not limited to, the following:

•	purchasers of luxury products may not choose to shop online in sufficient numbers;
•	our ability to generate sufficient revenue to be profitable or to generate positive cash flow on a sustained basis;
•	the volatility and difficulty in predicting the luxury fashion industry;
•	our reliance on a limited number of retailers and brands for the supply of products on our Marketplace;
•	our reliance on retailers and brands to anticipate, identify and respond quickly to new and changing fashion trends, consumer preferences and other factors;
•	our reliance on retailers and brands to make products available to our consumers on our Marketplaces and to set their own prices for such products;
•	fluctuations in exchange rates;
•	our reliance on information technologies and our ability to adapt to technological developments;
•	our ability to acquire or retain consumers and to promote and sustain the Farfetch brand;
•	our ability or the ability of third parties to protect our sites, networks and systems against security breaches, or otherwise to protect our confidential information;
•	our ability to successfully launch and monetize new and innovative technology;
•

our acquisition and integration of other companies or technologies, for example, Stadium Goods and New Guards, could divert management’s attention and otherwise disrupt our operations and harm our operating results;

•	we may be unsuccessful in integrating any acquired businesses or realizing any anticipated benefits of such acquisitions;
•	our dependence on highly skilled personnel, including our senior management, data scientists and technology professionals, and our ability to hire, retain and motivate qualified personnel;
•	our ability to successfully operate retail stores; and
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

The following selected historical consolidated financial data as of and for the years ended December 31, 2016, 2017, 2018, and 2019 and for year ended December 31, 2015 has been derived from our consolidated financial statements and the notes thereto (our consolidated financial statements as of December 31, 2017, for the fiscal year ended December 31, 2016 and for the fiscal year ended December 31, 2015 are not included in this Annual Report). Our historical results for any prior period are not necessarily indicative of results expected in any future period.

We have historically conducted our business through Farfetch.com and, therefore, our historical consolidated financial statements prior to the Reorganization Transactions reflect the result of operations of Farfetch.com and, following the Reorganization Transactions, reflect the results of operations of Farfetch Limited. Farfetch Limited’s consolidated financial statements are the same as Farfetch.com’s consolidated financial statements, as adjusted for the Reorganization Transactions. Following the Reorganization Transactions, we have retroactively reflected the Reorganization Transactions in Farfetch Limited’s consolidated financial statements.

The financial data set forth below should be read in conjunction with, and are qualified by reference to Item 5. “Operating and Financial Review and Prospects” and the consolidated financial statements and notes thereto included elsewhere in this Annual Report. Our historical results for any prior period do not necessarily indicate our results to be expected for any future period.

	Year ended December 31,
	2015	2016	2017	2018	2019
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Revenue	$142,305	$242,116	$385,966	$602,384	$1,021,037
Cost of revenue	(69,702)	(125,238)	(181,200)	(303,934)	(561,191)
Gross profit	72,603	116,878	204,766	298,450	459,846
Selling, general and administrative expenses	(130,073)	(197,003)	(295,960)	(471,766)	(869,609)
(Losses)/gains on items held at fair value	-	(8,555)	(3,300)	-	21,721
Share of profits of associates	-	18	31	33	366
Operating loss	(57,470)	(88,662)	(94,463)	(173,283)	(387,676)
Net finance (costs)/income	(4,265)	7,402	(17,642)	19,866	15,150
Loss before tax	(61,735)	(81,260)	(112,105)	(153,417)	(372,526)
Income tax credit/(expense)	628	(199)	(170)	(2,158)	(1,162)
Loss after tax	$(61,107)	$(81,459)	$(112,275)	$(155,575)	$(373,688)
Loss per share attributable to owners of the parent:
Basic and diluted	$(0.35)	$(0.43)	$(0.50)	$(0.59)	$(1.21)
Weighted average shares outstanding:
Basic and diluted	171,929,007	188,679,490	223,465,734	264,432,214	318,843,239
Consolidated Statement of Cash Flow Data:
Net cash outflow from operating activities	$(37,258)	$(47,079)	$(59,320)	$(116,205)	$(115,383)
Net cash outflow from investing activities	(27,571)	(16,961)	(28,863)	(63,538)	(594,762)
Net cash inflow from financing activities	$77,414	$161,173	$300,142	$859,526	$(15,249)

	As of December 31,
	2016	2017	2018	2019
	(in thousands)
Consolidated Statement of Financial Position Data:
Current assets	$180,904	$452,792	$1,199,410	$645,330
Non-current assets	64,128	110,266	151,983	1,582,549
Total assets	245,032	563,058	1,351,393	2,227,879
Current liabilities	89,425	155,890	194,158	467,998
Non-current liabilities	36,691	10,265	28,804	422,049
Total liabilities	126,116	166,155	222,962	890,047
Share capital and premium	348,832	686,972	784,294	891,591
Total equity	$118,916	$396,903	$1,128,431	$1,337,832

The financial data set forth below should be read in conjunction with, and are qualified by reference to Item 5. “Operating and Financial Review and Prospects”. Our historical results for any prior period do not necessarily indicate our results to be expected for any future period.

	Year ended December 31,
	2015	2016	2017	2018	2019
	(in thousands, except per share data and AOV)
Selected Other Data:
Consolidated Group:
GMV (1)	$381,809	$585,842	$909,826	$1,407,698	$2,139,699
Revenue	142,305	242,116	385,966	602,384	1,021,037
Adjusted Revenue (1)	113,688	193,605	311,784	504,590	893,077
Gross Profit	72,603	116,878	204,766	298,450	459,846
Gross Profit Margin	51.0%	48.3%	53.1%	49.5%	45.0%
Loss After Tax	$(61,107)	$(81,459)	$(112,275)	$(155,575)	$(373,688)
Adjusted EBITDA (1)	(47,375)	(53,380)	(58,079)	(95,960)	(121,376)
Adjusted EBITDA Margin (1)	(41.7%)	(27.6%)	(18.6%)	(19.0%)	(13.6%)
Earnings Per Share (“EPS”)	$(0.35)	$(0.43)	$(0.50)	$(0.59)	$(1.21)
Adjusted EPS (1)	(0.31)	(0.27)	(0.39)	(0.38)	(0.56)
Digital Platform:
Digital Platform GMV (1)	$374,915	$573,174	$894,392	$1,392,103	$1,947,868
Digital Platform Services Revenue	106,794	180,937	296,350	488,995	701,246
Digital Platform Gross Profit	69,355	111,762	196,581	291,706	371,913
Digital Platform Gross Profit Margin (1)	64.9%	61.8%	66.3%	59.7%	53.0%
Digital Platform Order Contribution (1)	$35,197	$63,381	$127,379	$194,411	$220,563
Digital Platform Order Contribution Margin (1)	33.0%	35.0%	43.0%	39.8%	31.5%
Active Consumers (1)	416	652	936	1,382	2,068
Average Order Value - Marketplace (1)	$587	$584	$620	$619	$608
Average Order Value - Stadium Goods (1)	-	-	-	-	315
Brand Platform:
Brand Platform GMV (1)	$-	$-	$-	$-	$164,210
Brand Platform Revenue	-	-	-	-	164,210
Brand Platform Gross Profit	-	-	-	-	75,007
Brand Platform Gross Profit Margin	-	-	-	-	45.7%

(1)	See “Non-IFRS and Other Financial and Operating Metrics” below.

Non-IFRS and Other Financial and Operating Metrics

Changes to Metrics

We previously defined Active Consumers as active consumers on the Farfetch Marketplace. Following the acquisition of Stadium Goods on January 4, 2019, which is now included in our consolidated results, we have multiple marketplaces within our consolidated group. As a result, Stadium Goods is now included in Active Consumers, and for completeness we now include BrownsFashion.com, a directly owned and operated site, within Active Consumers as well. Active Consumers does not currently include those generated from New Guards owned and operated sites.

We also believe it is more useful to present AOV for both Farfetch Marketplace and Stadium Goods, as they operate at two different price points. We have presented these as separate metrics from January 4, 2019, being the acquisition date of Stadium Goods.

In addition, we no longer believe “Number of Orders” on the Farfetch Marketplace provides a meaningful view of business performance, and we will not report this metric going forward.

Following our acquisition of New Guards in August 2019 and its inclusion in our consolidated results, we are reporting metrics related to our Brand Platform operations. Brand Platform GMV and Brand Platform Revenue include revenue related to the New Guards’ operations less revenue from New Guards owned e-commerce websites, direct-to-consumer channel via our Marketplaces and directly operated stores. Revenue realized from Brand Platform is equal to GMV, as such sales are not commission based. As we acquired New Guards in August 2019, our third quarter 2019 results only reflect two months of New Guards’ performance.

The introduction of the term “Digital Platform” with reference to GMV, Revenue and other metrics is intended to distinguish between activities that occurred through our owned and operated e-commerce platforms (e.g. Farfetch.com, BrownsFashion.com, off---white.com) and the Brand Platform operations of New Guards, where GMV and Revenue are derived from the our transactions with independent third party retailers or wholesalers. Such metrics were previously referred to as “Platform.” No changes have been made to how we calculate the Digital Platform metrics from how we calculated Platform metrics.

Non-IFRS and Other Financial and Operating Metrics

We have included in this Annual Report certain financial measures not based on IFRS, including Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EPS, Adjusted Revenue, Digital Platform Gross Profit Margin, Digital Platform Order Contribution, and Digital Platform Order Contribution Margin (together, the “Non-IFRS Measures”), as well as operating metrics, including GMV, Digital Platform GMV, Brand Platform GMV, In-Store GMV, Active Consumers and Average Order Value.

Management uses the Non-IFRS Measures:

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

The Non-IFRS Measures may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate these measures in the same manner. We present the Non-IFRS Measures because we consider them to be important supplemental measures of our performance, and we believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies. Management believes that investors’ understanding of our performance is enhanced by including the Non-IFRS Measures as a reasonable basis for comparing our ongoing results of operations. Many investors are interested in understanding the performance of our business by comparing our results from ongoing operations period over period and would ordinarily add back non-cash expenses such as depreciation, amortization and items that are not part of normal day-to-day operations of our business. By providing the Non-IFRS Measures, together with reconciliations to IFRS, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.

Digital Platform Order Contribution and Digital Platform Order Contribution Margin are not measurements of our financial performance under IFRS and do not purport to be alternatives to gross profit or loss after tax derived in accordance with IFRS. We believe that Digital Platform Order Contribution and Digital Platform Order Contribution Margin are useful measures in evaluating our operating performance within our industry because they permit the evaluation of our digital platform productivity, efficiency and performance. We also believe that Digital Platform Order Contribution and Digital Platform Order Contribution Margin are useful measures in evaluating our operating performance because they take into account demand generation expense and are used by management to analyze the operating performance of our digital platform for the periods presented.

Items excluded from the Non-IFRS Measures are significant components in understanding and assessing financial performance. The Non-IFRS Measures have limitations as analytical tools and should not be considered in isolation, or as an alternative to, or a substitute for loss after tax, revenue or other financial statement data presented in our consolidated financial statements as indicators of financial performance. Some of the limitations are:

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

Due to these limitations, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Revenue should not be considered as measures of discretionary cash available to us to invest in the growth of our business and are in addition to, not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. In addition, the Non-IFRS Measures we use may differ from the non-IFRS financial measures used by other companies and are not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. Furthermore, not all companies or analysts may calculate similarly titled measures in the same manner. We compensate for these limitations by relying primarily on our IFRS results and using the Non-IFRS Measures only as supplemental measures.

We define our non-IFRS and other financial and operating metrics as follows:

“Active Consumers” means active consumers on our directly owned and operated sites and related apps. A consumer is deemed to be active if they made a purchase within the last 12-month period, irrespective of cancellations or returns. Active Consumers includes Farfetch Marketplace, BrownsFashion.com and Stadium Goods. Due to technical limitations, Active Consumers is unable to fully de-dupe Stadium Goods consumers from Farfetch Marketplace or BrownsFashion.com consumers. Active Consumers does not currently include those generated from New Guards owned and operated sites. The number of Active Consumers is an indicator of our ability to attract and retain an increasingly large consumer base to our platform and of our ability to convert platform visits into sale orders.

“Adjusted EBITDA” means loss after taxes before net finance expense/ (income), income tax (credit)/expense and depreciation and amortization, further adjusted for share based compensation expense, share of results of associates and items outside the normal scope of our ordinary activities (including other items, within selling, general and administrative expenses, and (losses)/gains on items held at fair value through profit and loss). Adjusted EBITDA provides a basis for comparison of our business operations between current, past and future periods by excluding items that we do not believe are indicative of our core operating performance. Adjusted EBITDA may not be comparable to other similarly titled metrics of other companies.

“Adjusted EBITDA Margin” means Adjusted EBITDA calculated as a percentage of Adjusted Revenue.

“Adjusted EPS” means earnings per share further adjusted for share based payments, amortization of acquired intangible assets, items outside the normal scope of our ordinary activities (including other items, within selling, general and administrative expenses, and (losses)/gains on items held at fair value through profit and loss) and the related tax effects of these adjustments. Adjusted EPS provides a basis for comparison of our business operations between current, past and future periods by excluding items that we do not believe are indicative of our core operating performance. Adjusted EPS may not be comparable to other similarly titled metrics of other companies.

“Adjusted Revenue” means revenue less Digital Platform Fulfilment Revenue.

“Average Order Value” (“AOV”) means the average value of all orders excluding value added taxes placed on either the Farfetch Marketplace or the Stadium Goods Marketplace, as indicated.

“Brand Platform GMV” and “Brand Platform Revenue” mean revenue relating to the New Guards operations less revenue from New Guards’: (i) owned e-commerce websites, (ii) direct to consumer channel via Farfetch marketplaces and (iii) directly operated stores. Revenue realized from Brand Platform is equal to GMV as such sales are not commission based.

“Digital Platform GMV” means GMV excluding In-Store GMV and Brand Platform GMV. Digital Platform GMV was previously referred to as Platform GMV.

“Digital Platform Gross Profit Margin” means Digital Platform Gross Profit calculated as a percentage of Digital Platform Services Revenue

“Digital Platform Order Contribution” means Digital Platform Gross Profit after deducting demand generation expense, which includes fees that we pay for our various marketing channels. Digital Platform Order Contribution provides an indicator of our ability to extract digital consumer value from our demand generation expense, including the costs of retaining existing consumers and our ability to acquire new consumers. Digital Platform Order Contribution was previously referred to as Platform Order Contribution.

“Digital Platform Order Contribution Margin” or “Order Contribution Margin” means Digital Platform Order Contribution calculated as a percentage of Digital Platform Services Revenue. Digital Platform Order Contribution Margin was previously referred to as Platform Order Contribution.

“Gross Merchandise Value” (“GMV”) means the total dollar value of orders processed on our Marketplaces. GMV across our platform is inclusive of product value, shipping and duty. It is net of returns, value added taxes and cancellations. GMV does not represent revenue earned by us, although GMV and revenue are correlated.

“In-Store GMV” and “In-Store Revenue” mean revenue generated in our retail stores which include Browns, Stadium Goods and New Guards’ directly operated stores. Revenue realized from In-Store sales is equal to GMV of such sales because such sales are not commission based.

“Order Contribution” means gross profit after deducting demand generation expense, which includes fees that we pay for our various marketing channels to support the Digital Platform. Order Contribution provides an indicator of our ability to extract consumer value from our demand generation expense, including the costs of retaining existing consumers and our ability to acquire new consumers.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS financial measure, which is loss after tax:

	Year ended December 31,
	2015	2016	2017	2018	2019
	(in thousands)
Loss after tax	$(61,107)	$(81,459)	$(112,275)	$(155,575)	$(373,688)
Net finance costs/(income)	4,265	(7,402)	17,642	(19,866)	(15,150)
Income tax (credit)/ expense	(628)	199	170	2,158	1,162
Depreciation and amortization	3,104	6,897	10,980	23,537	113,591
Share based payments (1)	6,505	19,848	21,486	53,819	158,422
Losses/ (gains) on items held at fair value (2)	-	8,555	3,300	-	(21,721)
Other items (3)	486	-	649	-	16,374
Share of results of associates	-	(18)	(31)	(33)	(366)
Adjusted EBITDA	$(47,375)	$(53,380)	$(58,079)	$(95,960)	$(121,376)

(1)	Represents share based payment expense.
(2)

Represents losses/(gains) on items held at fair value. There was a fair value remeasurement of contingent consideration of $8.5 million in 2016 and $3.3 million in 2017. In 2019, there was a net gain of $21.7 million related to the revaluation of liabilities held at fair value and impacted by movements in the share price. The $21.7 million net gain resulted from a revaluation gain from the partnership with the Chalhoub Group, partially offset by a fair value remeasurement charge for the shares issued in the acquisition of New Guards and our call option over the remaining non-controlling interest in CuriosityChina,

(3)

Represents other items, which are outside the normal scope of our ordinary activities or non-cash items, including transaction-related legal and advisory expenses of $0.5 million in 2015, $0.6 million in 2017 and $15.4 million in 2019. In 2019 there was also a loss on impairment of investments carried at fair value, which was partially offset by a release of tax provisions. Other items is included within selling, general and administrative expenses.

The following table reconciles Adjusted Revenue to the most directly comparable IFRS financial performance measure, which is revenue:

		Year ended December 31,
	2015	2016	2017	2018	2019
	(in thousands)
Revenue	$142,305	$242,116	$385,966	$602,384	$1,021,037
Less: Digital Platform Fulfilment Revenue	(28,617)	(48,511)	(74,182)	(97,794)	(127,960)
Adjusted Revenue	113,688	193,605	311,784	504,590	893,077

The following table reconciles Digital Platform Order Contribution to the most directly comparable IFRS financial performance measure, which is Digital Platform Gross Profit:

	Year ended December 31,
	2015	2016	2017	2018	2019
	(in thousands)
Digital Platform Gross Profit	$69,355	$111,762	$196,581	$291,706	$371,913
Less: Demand generation expense	(34,158)	(48,381)	(69,202)	(97,295)	$(151,350)
Digital Platform Order Contribution	$35,197	$63,381	$127,379	$194,411	$220,563

The following table reconciles Adjusted EPS to the most directly comparable IFRS financial performance measure, which is Earnings per share:

	Year ended December 31,
	2015	2016	2017	2018	2019

Earnings per share	$(0.35)	$(0.43)	$(0.50)	$(0.59)	$(1.21)
Share based payments (1)	0.04	0.11	0.10	0.20	0.50
Amortization of acquired intangible assets	-	-	-	0.01	0.17
Losses/ (gains) on items held at fair value (2)	-	0.05	0.01	-	(0.07)
Other items (3)	-	-	-	-	0.05
Share of results of associates	-	-	-	-	-
Adjusted EPS	$(0.31)	$(0.27)	$(0.39)	$(0.38)	$(0.56)

(1)	Represents share based payment expense on a per share basis.
(2)

Represents losses/(gains) on items held at fair value. There was a fair value remeasurement of contingent consideration of $8.5 million in 2016 and $3.3 million in 2017. In 2019, there was a net gain of $21.7 million related to the revaluation of liabilities held at fair value and impacted by movements in the share price. The $21.7 million net gain resulted from a revaluation gain from the partnership with the Chalhoub Group, partially offset by a fair value remeasurement charge for the shares issued in the acquisition of New Guards and our call option over the remaining non-controlling interest in CuriosityChina,

(3)

Represents other items, which are outside the normal scope of our ordinary activities or non-cash items, including transaction-related legal and advisory expenses of $0.5 million in 2015, $0.6 million in 2017 and $15.4 million in 2019. In 2019 there was also a loss on impairment of investments carried at fair value, which was partially offset by a release of tax provisions. Other items is included within selling, general and administrative expenses.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in our Class A ordinary shares involves a high degree of risk. You should carefully consider the risks and uncertainty described below, together with all of the other information in this Annual Report, including our consolidated financial statements and related notes, before deciding to invest in our Class A ordinary shares. Additional risks not presently known to us or that we currently deem immaterial may also impair our business and operations. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. The trading price and value of our Class A ordinary shares could decline due to any of these risks, and you may lose all or part of your investment.

Risks Relating to our Business and Industry

Purchasers of luxury products may not choose to shop online, which would prevent us from growing our business.

Our success depends, in part, on our ability to attract additional consumers who have historically purchased luxury products through traditional retailers rather than online. The online market for luxury products is significantly less developed than the online market for other goods and services such as books, music, travel and other consumer products. If this market does not gain widespread acceptance, our business may suffer. Furthermore, we may have to incur significantly higher and more sustained advertising and promotional expenditures or offer more incentives than we currently anticipate in order to attract additional online consumers to the Farfetch Marketplace and convert them into purchasing consumers. Specific factors that could prevent consumers from purchasing luxury products from us include:

•	concerns about buying luxury products online without a physical storefront, face to face interaction with sales personnel and the ability to physically handle and examine products;
•	preference for a more personal experience when purchasing luxury products;
•	product offerings that do not reflect current consumer tastes and preferences;
•	pricing that does not meet consumer expectations;

•	delayed shipments or shipments of incorrect or damaged products;
•	inconvenience and costs associated with returning or exchanging items purchased online;
•	concerns about the security of online transactions and the privacy of personal information; and
•	usability, functionality and features of the Farfetch Marketplace.

If the online market for luxury products does not continue to develop and grow, our business will not grow and our results of operations, financial condition and prospects could be materially adversely affected.

We may not be able to generate sufficient revenue to be profitable or to generate positive cash flow on a sustained basis, and our revenue growth rate may decline.

We cannot assure you that we will generate sufficient revenue to offset the cost of maintaining our platform and maintaining and growing our business. Although our revenue grew from $602.4 million for the fiscal year ended December 31, 2018 to $1,021.0 million for the fiscal year ended December 31, 2019, our revenue growth rate may decline in the future because of a variety of factors, including increased competition and the maturation of our business. We cannot assure you that our revenue will continue to grow or will not decline. You should not consider our historical revenue growth or operating expenses as indicative of our future performance. If our revenue growth rate declines or our operating expenses exceed our expectations, our financial performance will be adversely affected.

Additionally, we also expect our costs to increase in future periods, which could negatively affect our future operating results and ability to achieve and sustain profitability. For example, in 2019, we incurred significant costs in connection with our acquisitions. We expect to continue to expend substantial financial and other resources on acquiring and retaining consumers, our technology infrastructure, research and development, including investments in our research and development team and the development of new features, sales and marketing, international expansion, and general administration, including expenses, related to being a public company. These investments may not result in increased revenue or growth in our business. If we cannot successfully earn revenue at a rate that exceeds the costs associated with our business, we will not be able to achieve or sustain profitability or generate positive cash flow on a sustained basis and our revenue growth rate may decline. If we fail to continue to grow our revenue and overall business, our business, results of operations, financial condition and prospects could be materially adversely affected.

We have experienced losses in the past, and we may experience losses in the future.

We experienced losses after tax of $112.3 million, $155.6 million and $373.7 million in the years ended December 31, 2017, 2018 and 2019, respectively. Our ability to generate and sustain significant additional revenues or achieve profitability will depend on, among other things, our ability to increase our levels of sales and attract consumers cost effectively, and the factors discussed elsewhere in this "Risk Factors" section. We may continue to experience losses after tax in the future, and we cannot assure you that we will achieve profitability and may continue to incur significant losses in future periods. Moreover, if we do achieve sustained profitability, the level of any profitability cannot be predicted and may vary significantly from period to period.

The luxury fashion industry can be volatile and difficult to predict.

As a global platform for luxury fashion, we are subject to variable industry conditions. Consumer demand can quickly change depending on many factors, including the behavior of both online and brick-and-mortar competitors, promotional activities of competitors, rapidly changing tastes and preferences, frequent introductions of new products and services, advances in technology and the internet, macroeconomic conditions impacting discretionary spending and other macroeconomic factors, many of which are beyond our control.

For example, in the fourth quarter of 2018 luxury retailers demonstrated a higher than expected level of promotional activity, to which we responded by carefully adjusting our approach to promotions during that quarter. This trend toward promotional activity intensified in 2019 (and is expected to continue at least through the second quarter of 2020), as global luxury fashion online retailers significantly increased discounting and promotions, including earlier and larger discounts and more aggressive promotions culminating in unprecedented promotional activities in Summer 2019.

When competitors increase promotional activity, we can react to those promotions symmetrically by increasing our promotional activity, as we did during 2019, which can have a material adverse effect on our results of operations, in particular on our gross margins and order contribution metrics, our prospects and our relationship with brands and retailers. Alternatively, we can decide not to match competitors’ promotional activity, which we believe improves our relationships with brands and retailers and, in turn, supply on the Farfetch Marketplace, as we began to do in the second half of 2019, but which may adversely impact on consumer demand across our platform, which in turn may impact on our overall market share capture and have a material adverse impact our business, results of operations and prospects. We may also decide not to incentivize promotional activity by our retailers by not funding, by reducing our funding, or requiring our retailers to fund in whole or part, promotional events on the Farfetch Marketplace, which could adversely impact our relationships with our retailers. When the luxury retail market experiences increased promotional activity, we may not be successful in responding in a manner that does not also adversely impact our results of operations.

Changes in consumer demand may also impact on our ability to deliver expected margin on owned inventory within our first-party businesses. With this constantly changing environment, our future business strategies, practices and results may not meet expectations or respond quickly enough to consumer demand, and we may face operational difficulties in adjusting to any changes. Any of these developments could harm our business, results of operations, financial condition and prospects.

We rely on a limited number of retailers and brands for the supply of products that we make available to consumers on the Farfetch Marketplace.

We rely on a limited number of retailers and brands for the supply of products available on the Farfetch Marketplace. In the year ended December 31, 2019, 16% of our GMV was from our top ten retailers, excluding Browns. We cannot guarantee that these retailers and brands will always choose to use the Farfetch Marketplace to sell their products. We also typically enter into one -year contracts with retailers and brands, and there is no guarantee our retailers and brands will renew these contracts upon expiration, which currently automatically renew every year unless either party serves 90 days’ notice of termination for partners operating under our standard template. Other than brands in the New Guards portfolio, we cannot control whether a retailer or brand chooses to make any of its supply available on the Farfetch Marketplace. Further, a small number of entities may, on their own, take actions that adversely affect our business, such as creating their own marketplace that could directly compete with us. Additionally, our business may be adversely affected if our access to products is limited or delayed because of deterioration in our relationships with one or more of our retailers or brands, or if they choose not to sell their products with us for any other reason. If we fail to successfully retain current, as well as acquire new, retailers and brands on our platform, our business, results of operations, financial condition and prospects could be materially adversely affected.

If our brands and retailers fail to anticipate, identify and respond quickly to new and changing fashion trends in consumer preferences, our business could be harmed.

The luxury apparel, footwear and accessories available on our Marketplaces are subject to rapidly changing fashion trends and constantly evolving consumer tastes and demands. Our success is dependent on the ability of our retailers and brands, including Browns, Stadium Goods and the New Guards portfolio of brands, to anticipate, identify and respond to the latest fashion trends and consumer demands and to translate such trends and demands into product offerings in a timely manner. The failure of our retailers and brands to anticipate, identify or react swiftly and appropriately to new and changing styles, trends or desired consumer preferences, to accurately anticipate and forecast demand for certain product offerings or to provide relevant and timely product offerings to list on the Farfetch Marketplace may lead to lower demand for merchandise on our Marketplaces, which could cause, among other things, declines in GMV sold through the Farfetch Marketplace. If our retailers and brands, including the New Guards portfolio of brands, are not able to accurately anticipate, identify, forecast, analyze or respond to changing fashion trends and consumer preferences, we may lose consumers and market share, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

In addition, New Guards’ success depends in large part on the brands in its portfolio being able to originate and define fashion product trends, as well as to anticipate, gauge, and react to changing consumer demands in a timely manner. Their products must appeal to consumers worldwide whose preferences cannot be predicted with certainty and are subject to rapid change, influenced by fashion trends and current economic conditions, among other factors. This issue is further compounded by the increasing use of digital and social media by consumers and the speed by which information and opinions are shared across the globe. We cannot assure that the brands in New Guards’ current or future portfolio will be able to continue to develop appealing styles or successfully meet constantly changing consumer demands in the future. In addition, we cannot assure that any new products or brands that we introduce will be successfully received by consumers. In particular, the majority of New Guards’ existing brands, including its largest brand, Off-White, are currently focused on streetwear and should consumer preferences for streetwear decline that could have a significant impact on our business. Failures of brands in the New Guards portfolio to anticipate, identify, and respond effectively to changing consumer demands and fashion trends could adversely affect retail and consumer acceptance of their products and leave us with a substantial amount of unsold inventory or missed opportunities. Conversely, if we underestimate consumer demand for these brands’ products or if manufacturers fail to supply quality products in a timely manner, we may experience inventory shortages. Any of these outcomes could have a material adverse effect on our business, results of operations, and financial condition.

Retailers and brands set their own prices for the products they make available on the Farfetch Marketplace, which could affect our ability to respond to consumer preferences and trends.

We do not control the pricing strategies of our retailers and brands (other than Browns, Stadium Goods’ first-party sales and the New Guards portfolio of brands when sold direct-to-consumer via our Marketplaces), which could affect our revenue and our ability to effectively compete on price with the other distribution channels used by our brands and retailers, including e-commerce retailers and brick-and-mortar stores. Furthermore, inconsistent pricing on the Farfetch Marketplace may adversely affect a customer’s shopping experience, which may encourage them to shop through other online or offline retailers. Retailers and brands may determine that they can more competitively price their products through other distribution channels and may choose such other channels instead of listing products on the Farfetch Marketplace. Additionally, where permitted by law retailers and brands often employ different pricing strategies based on the geographical location of consumers, which is accomplished online through geo-blocking that blocks a consumer’s ability to access certain websites based on geography. European Union legislation, which took effect in December 2018, prohibits geo-blocking in the European Union. As a result, our consumers registered in the European Union can make purchases at the prices listed in different European geographies irrespective of their country of residence in Europe which could adversely impact our business. In addition, proposed legislation in Europe (Regulation (EU) 2019/1150) on promoting fairness and transparency for business users of online intermediation services will enter into force on July 12, 2020. This regulation would require marketplaces to disclose the main parameters they use to rank goods and services on their sites, and any advantage they may give to their own products over others. This could adversely affect our business, results of operations, financial condition and prospects.

Fluctuations in exchange rates may adversely affect our results of operations.

Our financial information is presented in U.S. dollars, which differs from the underlying functional currencies of certain of our subsidiaries (including, following the New Guards acquisition, an increased exposure to the euro), exposing the Group to foreign exchange translation risk on consolidation. This risk is currently not hedged and therefore, our results of operations have in the past, and will in the future, fluctuate due to movements in exchange rates when the currencies are translated into U.S. dollars. At a subsidiary level, we are exposed to transactional foreign exchange risk because we earn revenues and incur expenses in a number of different foreign currencies relative to the relevant subsidiary’s functional currency, mainly the pound sterling and the euro. Movements in exchange rates therefore impact our subsidiaries and thus, our consolidated results and cash flows. We hedge a portion of our core transactional exposures using forward foreign exchange contracts; however, we are exposed to fluctuations in exchange rates on the unhedged portion of the exposures that could harm our business, results of operations, financial condition and prospects. In addition, as our operational and financial forecasts drive our hedging program, should our results of operations differ materially from those forecasts, our hedging program may not be sufficient to adequately mitigate the exposure to currency risk across a given period.

We rely on information technologies and systems to operate our business and maintain our competitiveness, and any failure to invest in and adapt to technological developments and industry trends could harm our business.

We depend on the use of sophisticated information technologies and systems, including technology and systems used for websites and apps, customer service, supplier connectivity, communications, fraud detection, enterprise resource planning inventory management, warehouse management and administration. As our operations grow in size, scope and complexity, we will need to continuously improve and upgrade our systems and infrastructure to offer an increasing number of consumer‑enhanced services, features and functionalities, while maintaining and improving the reliability and integrity of our systems and infrastructure.

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

If we do not promote and sustain our brand and platform through marketing and other tools, we may fail to build and maintain the critical mass of consumers required to increase our sales. Promoting and positioning our brand and platform, as well as the Browns and Stadium Goods brands and the New Guards portfolio of brands, will depend largely on the success of our marketing efforts, our ability to attract consumers cost effectively and our ability to consistently provide a high‑quality product and user experience. In order to acquire and retain consumers, we have incurred and will continue to incur substantial expenses related to advertising and other marketing efforts, including investments in our ACCESS loyalty program. We also use promotions to drive sales, which may not be effective and may adversely affect our gross margins. Our investments in marketing may not effectively reach potential consumers, potential consumers may decide not to buy through us or the spend of consumers that purchase from us may not yield the intended return on investment, any of which could negatively affect our financial results. The failure of our marketing activities could also adversely affect our ability to attract new and maintain relationships with our consumers, retailers and brands, which may have a material adverse effect on our business, results of operations, financial condition and prospects.

We may not succeed in promoting and sustaining our brand, which could have an adverse effect on our future growth and business.

A critical component of our future growth is our ability to promote and sustain our brand, which we believe can be achieved by providing a high-quality user experience. An important element of our brand promotion strategy is establishing a relationship of trust with our consumers. In order to provide a high-quality user experience, we have invested and will intend to continue to invest substantial amounts of resources in the development and functionality of our platform, website, technology infrastructure, fulfilment and customer service operations. Our ability to provide a high-quality user experience is also highly dependent on external factors over which we may have little or no control, including, without limitation, the reliability and performance of our retailers and brands, suppliers, third-party warehousing providers and third-party carriers. If our consumers are dissatisfied with the quality of the products sold on our platform or the customer service they receive and their overall customer experience, or if we or our service providers cannot deliver products to our consumers in a timely manner or at all, our consumers may stop purchasing products from us. In addition, failures by any of New Guards’ brands to provide consumers with high-quality products and high-quality customer experiences for any reason could substantially harm the reputation of that brand and the New Guards portfolio of brands more generally, which could have a material adverse effect on its business, results of operations, financial condition and prospects. We also rely on third parties for information, including product characteristics and availability shown on the Farfetch Marketplace that may be inaccurate.

Our failure to provide our consumers with high-quality products and high-quality user experiences for any reason could substantially harm our reputation and adversely impact our efforts to develop Farfetch as a trusted brand, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

There is also increased focus, including by consumers, investors, employees and other stakeholders, as well as by governmental and non-governmental organizations, on social, environmental and sustainability matters. Our reputation could be damaged if we or our suppliers do not (or are perceived not to) act responsibly regarding social, environmental and sustainability standards or, if we fail to appropriately respond to concerns raised by our consumers, investors and other interested persons, which could have a material adverse effect on our business, financial condition and results of operations.

Any significant disruption in service on our websites or apps or in our computer systems, some of which are currently hosted by third‑party providers, could damage our reputation and result in a loss of consumers, which would harm our business and results of operations.

Our brand, reputation and ability to attract and retain consumers to use our platform depend upon the reliable performance of our network infrastructure and content delivery processes. We have experienced interruptions in these systems in the past, including server failures that temporarily slowed down or interfered with the performance of our websites and apps, or particular features of our websites and apps, and we may experience interruptions in the future. For example, in 2020 and 2019 there were a total of 11 interruptions and outages on our website that ranged in time from 26 minutes to five hours and 40 minutes, in which our customers experienced difficulties involving, among others, the inability to use our payment systems, the unavailability of thousands of products and our product catalogue and the inability to complete their checkout process. Interruptions in these systems, whether due to system failures, human input errors, computer viruses or physical or electronic break ins, and denial of service attacks on us, third-party vendors or communications infrastructure, could affect the availability of our services on our platform and prevent or inhibit the ability of consumers to access our websites and apps or complete purchases on our websites and apps. Volume of traffic and activity on our Marketplaces spikes on certain days, such as during a “Black Friday” promotion, and any such interruption would be particularly problematic if it were to occur at such a high-volume time. Problems with the reliability of our systems could prevent us from earning revenue or commission and could harm our reputation. Damage to our reputation, any resulting loss of consumer, retailer or brand confidence and the cost of remedying these problems could negatively affect our business, results of operations, financial condition and prospects.

Substantially all of the communications, network and computer hardware used to operate our website are strategically located, for convenience and regulatory reasons, at facilities in Portugal, the Netherlands, Russia, China and Ireland. Our ability to maintain communications, network, and computer hardware in these countries is, or may in the future be, subject to regulatory review and licensing, and the failure to obtain any required licenses could negatively affect our business. We either lease or own our servers and have service agreements with data center providers. Our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, terrorist attacks, acts of war, electronic and physical break-ins, computer viruses, earthquakes and similar events. The occurrence of any of the foregoing events could result in damage to our systems and hardware or could cause them to fail completely, and our insurance may not cover such events or may be insufficient to compensate us for losses that may occur. Our systems are not completely redundant, so a system failure at one site could result in reduced platform functionality for our consumers, and a total failure of our systems could cause our websites or apps to be inaccessible by some or all of our consumers. Problems faced by our third-party service providers with the telecommunications network providers with whom they contract or with the systems by which they allocate capacity among their users, including us, could adversely affect the experience of our consumers. Our third-party service providers could decide to close their facilities without adequate notice. Any financial difficulties, such as bankruptcy or reorganization, faced by our third-party service providers or any of the service providers with whom they contract may have negative effects on our business, the nature and extent of which are difficult to predict. If our third-party service providers are unable to keep up with our needs for capacity, this could have an adverse effect on our business. Any errors, defects, disruptions or other performance problems with our services could harm our reputation and may have a material adverse effect on our business, results of operations, financial condition and prospects.

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

We also engage third parties that store, process and transmit these types of information on our behalf. We rely on encryption and authentication technology licensed from third parties in an effort to securely transmit confidential and sensitive information, including credit card numbers. Advances in computer capabilities, new technological discoveries or other developments may result in the whole or partial failure of this technology to protect transaction data or other confidential and sensitive information from being breached or compromised. In addition, e-commerce websites are often attacked through compromised credentials, including those obtained through phishing and credential stuffing. Our security measures, and those of our third -party service providers, may not detect or prevent all attempts to breach our systems, denial -of -service attacks, viruses, malicious software, break -ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in or transmitted by our websites, networks and systems or that we or such third parties otherwise maintain, including payment card systems, which may subject us to fines or higher transaction fees or limit or terminate our access to certain payment methods. We and such third parties may not anticipate or prevent all types of attacks until after they have already been launched. Further, techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our third -party service providers. In addition, security breaches can also occur as a result of non -technical issues, including intentional or inadvertent breaches by our employees or by third parties. These risks may increase over time as we grow our business, including as a result of acquisitions, and as the complexity and number of technical systems and applications we use increases.

Breaches of our security measures or those of our third -party service providers or cyber security incidents could result in unauthorized access to our sites, networks and systems; unauthorized access to and misappropriation of consumer information, including consumers’ personal data, or other confidential or proprietary information of ourselves or third parties; viruses, worms, spyware or other malware being served from our sites, networks or systems; deletion or modification of content or the display of unauthorized content on our sites; interruption, disruption or malfunction of operations; costs relating to breach remediation, deployment of additional personnel and protection technologies, response to governmental investigations and media inquiries and coverage; engagement of third -party experts and consultants; litigation, regulatory action and other potential liabilities. In the past, we have experienced social engineering, phishing, malware and similar attacks and threats of denial -of -service attacks; however, such attacks could in the future have a material adverse effect on our operations. If any of these breaches of security should occur, our reputation and brand could be damaged, our business may suffer, we could be required to expend significant capital and other resources to alleviate problems caused by such breaches, and we could be exposed to a risk of loss, litigation or regulatory action and possible liability. We cannot guarantee that recovery protocols and backup systems will be sufficient to prevent data loss. Actual or anticipated attacks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees and engage third -party experts and consultants. In addition, any party who is able to illicitly obtain a consumers password could access the consumers transaction data or personal information, resulting in the perception that our systems are insecure.

Any compromise or breach of our security measures, or those of our third -party service providers, could violate applicable privacy, data protection, data security, network and information systems security and other laws and cause significant legal and financial exposure, adverse publicity and a loss of confidence in our security measures, which could have a material adverse effect on our business, results of operations, financial condition and prospects. We continue to devote significant resources to protect against security breaches or we may need to in the future to address problems caused by breaches, including notifying affected subscribers and responding to any resulting litigation, which in turn, diverts resources from the growth and expansion of our business.

We rely on retailers and brands, suppliers, third-party warehousing providers, third‑party carriers and transportation providers as part of our fulfilment process, and these third parties may fail to adequately serve our consumers.

We significantly rely on retailers and brands to properly and promptly prepare products ordered by our consumers for shipment. Failures by these suppliers to timely prepare such products for shipment to our consumers will have an adverse effect on the fulfilment of consumer orders, which could negatively affect the customer experience and harm our business and results of operations. We rely on third-party warehousing providers to receive, store, pick, pack and ship merchandise. We also rely upon third-party carriers and transportation providers for substantially all of our merchandise shipments, including shipments of items from our retailers and brands, to our production facilities for processing, shipments returning these items to our retailers and brands and the shipments to our consumers after purchase. Failures of our third-party providers to meet the service levels expected by our consumers or to deliver merchandise in optimal condition could negatively impact the customer experience, our brand reputation and our business.

In addition, New Guards sells a portion of its products to third-party distributors, which are thus responsible for sales to end consumers. The reputation of New Guards’ brands’ products thus rests in part on compliance by all distributors with New Guards’ requirements in terms of their approach to the handling and presentation of products, marketing and communications policies and respecting brand image.

Our shipments are also subject to risks that could increase our distribution costs, including rising fuel costs and events such as employee strikes and inclement weather, which may impact the third party’s ability to provide delivery services that adequately meet our needs. If we needed to change shipping companies, we could face logistical difficulties that could adversely impact deliveries, we would incur costs and expend resources in connection with such change and we could divert management and technology personnel and time and attention to implement the change. Moreover, we may not be able to obtain terms as favorable as those received from the independent third-party transportation providers we currently use, which would increase our costs. Increases in shipping costs or other significant shipping difficulties or disruptions or any failure by our retailers, brands or third-party carriers to deliver high-quality products to our consumers in a timely manner or to otherwise adequately serve our consumers could damage our reputation and brand and may substantially harm our business, results of operations, financial condition and prospects.

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

We face significant competition in the global retail industry and may be unsuccessful in competing against current and future competitors.

The global retail industry is intensely competitive. Online retail, including on mobile devices and tablets, is rapidly evolving and is subject to changing technology, shifting consumer preferences and tastes and frequent introductions of new products and services. We could face competition from technology enablement companies, marketplace, platforms and luxury sellers. Technology enablement companies are those that enable commerce, such as Shopify or Square, and white‑label service providers that offer end‑to‑end solutions. Luxury sellers are typically either larger more established companies, such as luxury department stores, luxury brand stores or online retailers, or multichannel players that are independent retailers operating brick-and-mortar stores with an online presence, and these luxury sellers may have longer operating histories, greater brand recognition, existing consumer and supplier relationships and significantly greater financial, marketing and other resources. Additionally, larger competitors seeking to establish an online presence in luxury fashion may be able to devote substantially more resources to website systems development and exert more leverage over the supply chain for luxury products than we can. Larger competitors may also be better capitalized to opportunistically acquire, invest in or partner with other domestic and international businesses. We believe that companies with a combination of technical expertise, brand recognition, financial resources and e-commerce experience also pose a significant threat of developing competing luxury fashion distribution technologies. In particular, if known incumbents in the e-commerce space choose to offer competing services, they may devote greater resources than we have available, have a more accelerated time frame for deployment and leverage their existing user base and proprietary technologies to provide services or a user experience that our consumers may view as superior.

Online retail companies and marketplaces, including emerging start‑ups, may be able to innovate and provide products and services faster than we can, and they may be willing to price their products and services more aggressively in order to gain market share. In addition, traditional brick-and-mortar based retailers offer consumers the ability to handle and examine products in person and offer a more convenient means of returning and exchanging purchased products. If our competitors are more successful in offering compelling products or in attracting and retaining consumers than we are, our revenue and growth rates could decline.

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

We collect personal data and other data from our consumers and prospective consumers. We use this information to provide services and relevant products to our consumers, to support, expand and improve our business, and to tailor our marketing and advertising efforts. We store, handle, and process personal data on our own information systems, as well as through arrangements with third parties and service providers. As a result, we are subject to governmental regulation and other legal obligations related to the protection of personal data, privacy and information security in certain countries where we do business and there has been, and will continue to be, a significant increase globally in such laws that govern, restrict or affect the collection, storage, sharing or use of data collected from or about individuals and their devices.

In Europe, where we have significant business operations, the data privacy and information security regime recently underwent a significant change and continues to evolve. The collection and processing of personal data is subject to increasing regulatory scrutiny in Europe and the United Kingdom. The General Data Protection Regulation (“GDPR”), which came into force on May 25, 2018, implemented more stringent operational requirements for companies, including retailers, around information practices, such as expanded disclosures to tell our consumers about how we collect and process their personal data, increased controls on profiling consumers and increased rights for consumers to access, control and delete their personal data. In addition, there are mandatory data breach notification requirements and significantly increased penalties of the greater of €20 million or 4% of global turnover for the preceding financial year. From the beginning of 2021 (when the transitional period following the United Kingdom’s withdrawal from the European Union expires), we will have to comply with the GDPR and the

UK GDPR, each regime has the ability to fine us up to the greater of €20 million (£17 million) or 4% of global turnover for non-compliance. The relationship between the United Kingdom and the European Union in relation to certain aspects of data protection law remains unclear, for example how data transfers between EU member states and the United Kingdom will be treated and the role of the Information Commissioner’s Office following the end of the transitional period. These changes will lead to additional costs and increase our overall risk exposure. The UK’s Network and Information Systems Regulations 2018, which came into force on May 10, 2018, apply to us as an online marketplace and place additional network and information systems security obligations on us, as well as mandatory security incident notification in certain circumstances with penalties of up to £17 million.

In recent years, U.S. and European lawmakers and regulators have expressed concern over the use of third-party cookies and similar technologies for online behavioral advertising, and laws and regulations in this area are also under reform. In the European Union, regulators are increasingly focusing on compliance with requirements in the online behavioral advertising ecosystem, and current national laws that implement the ePrivacy Directive will be replaced by an EU regulation known as the ePrivacy Regulation which will significantly increase fines for non-compliance. In the European Union, informed consent is required for the placement of a cookie on a user’s device and for direct electronic marketing. The GDPR imposes conditions on obtaining valid consent, such as a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology. While the text of the ePrivacy Regulation is still under development, a recent European court decision and regulators’ recent guidance are driving increased attention to cookies and tracking technologies. If regulators start to enforce the strict approach in recent guidance, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. Regulation of cookies and similar technologies may lead to broader restrictions on our marketing and personalization activities and may negatively impact our efforts to understand users’ online shopping and other relevant online behaviors, as well as the effectiveness of our marketing and our business generally. Such regulations, including uncertainties about how well the advertising technology ecosystem can adapt to legal changes around the use of tracking technologies, may have a negative effect on businesses, including ours, that collect and use online usage information for consumer acquisition and marketing. The decline of cookies or other online tracking technologies as a means to identify and target potential purchasers may increase the cost of operating our business and lead to a decline in revenues. In addition, legal uncertainties about the legality of cookies and other tracking technologies may , lead to regulatory scrutiny, and increase potential civil liability under data protection or consumer protection laws. In response to marketplace concerns about the usage of third-party cookies and web beacons to track user behaviors, providers of major browsers have included features that allow users to limit the collection of certain data generally or from specified websites, and the ePrivacy Regulations draft also advocates the development of browsers that block cookies by default. These developments could impair our ability to collect user information, including personal data and usage information, that helps us provide more targeted advertising to our current and prospective consumers, which could adversely affect our business, given our use of cookies and similar technologies to target our marketing and personalize the customer experience.

In the United States, which is also a significant market for our goods and services, federal and various state governments have adopted or are considering, laws, guidelines or rules for the collection, distribution, use and storage of information collected from or about consumers or their devices. For example, California has enacted the California Consumer Privacy Act (“CCPA”) which went into effect on January 1, 2020. The new law imposes new requirements upon companies doing business in California and meeting other size or scale criteria for collecting or using information collected from or about California residents, affords California residents new abilities to opt out of certain disclosures of personal information, and grants non-absolute rights to access or request deletion of personal information, subject to verification and certain exceptions. In response to the CCPA, we have reviewed and amended our information practices involving California consumers, as well as our use of service providers or interactions with other parties to whom we disclose personal information. We have updated our privacy disclosures to comply with the new law, including as these requirements pertain to our California-based workforce. We are monitoring the California Attorney General’s forthcoming CCPA implementing regulations, which are expected to be published later in 2020. We cannot yet predict the full impact of CCPA and its implementing regulations on our business or operations, but the new law may require us to further modify our information practices and policies in one of our largest markets, and to incur substantial costs and expenses in an effort to comply. It also remains unclear what, if any, further modifications will be made to this legislation and its implementing regulations, or how the statute or rules will be interpreted. Other states are considering enacting stricter data privacy laws, some modeled on the GDPR, some modeled of the CCPA, and others potentially imposing completely distinct requirements. The U.S. Congress is considering comprehensive federal privacy legislation, such as the Consumer Online Privacy Rights Act, which would significantly expand elements of the data protection rights and obligations existing within the GDPR and the CCPA to all U.S. consumers.

In the People’s Republic of China (the “PRC,” for purposes hereof excluding Hong Kong, Macau and Taiwan), data security has become one of the fastest growing areas for new legislation reflecting the evolving e-commerce industry in the PRC. For example, the PRC Cyber Security Law that came into force on July 1, 2017, along with other laws and regulations, govern the collection, use, retention, sharing and security of the personal information in the PRC and provide an overarching regulatory basis for protection of personal information in the PRC, and the E-Commerce Law that came into force on January 1, 2019, governs all aspects of online transactions and includes a significant focus on the importance of data security in such transactions. In addition, although the Personal Information Security Specification, which came into force on May 1, 2018 (the “China Specification”) is not a mandatory regulation, it nonetheless has a key implementing role in relation to the PRC’s Cyber Security Law in respect of protecting personal information in China, and in practice it has been adopted by PRC government agencies as a standard to determine whether businesses have abided by the PRC’s data protection rules.

This China Specification has introduced many concepts and protection rules for personal information (“PI”), such as “Data Controller” from GDPR. From the consent perspective the China Specification and GDPR are similar, but the China Specification has broadened the scope of Personal Sensitive Information (“PSI”) as compared to GDPR (including but not limited to phone number, transaction record and purchase history, bank account, browse history, and e ID info such as system account, email address and corresponding password) and thus, the application of explicit consent under the China Specification is more far reaching. Furthermore, following the issuance of the China Specification, the data controller must provide the purpose of collecting and using subject PSI, as well as business functions of such purpose, and, for purposes of collection of the PSI, the China Specification requires the data controller to distinguish its core function from additional functions to ensure the data controller will only collect personal information as needed. Our failure to comply with the China Specification, while not a mandatory regulation, could attract attention of relevant PRC regulatory authorities and increase our burden to prove our compliance of the requirements under the relevant PRC protection laws and regulations, and a finding by the PRC government authorities of our failure to comply with these requirements could result in governmental enforcement actions, litigation, fines and penalties, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

Furthermore, in 2019 the Cyberspace Administration of the PRC (“CAC”), the central internet regulator, issued Draft Measures of Security Assessment before Cross-border Transfer of Personal Information (“Draft Measures of Cross-border PI Transfer”) and Draft Administrative Measures of Data Security (“Draft Measures of Data Security”) soliciting public comments. In the proposed Draft Measures of Cross-border PI Transfer, PI cannot be transferred out of the PRC until a security assessment is conducted and approved by relevant CAC local branch. When conducting a security assessment, CAC is expected to focus on whether PI has been collected and processed in China in full compliance with applicable law and whether the overseas recipients have the same level of data protection capability. The Draft Measures of Data Security Law further adopt certain technical specifications under the non-binding China Specifications as legal norms. These two Draft Measures may be subject to further revisions before being officially promulgated with legal effect. Once finalized and implemented, these two Measures are likely to have a major impact on our data compliance performance.

In Brazil, the Brazilian General Data Protection Law (Lei Geral de Proteção de Dados Pessoais) (Law No. 13,709/2018) ("LGPD") that came into effect on July 8, 2019 implemented operational requirements for our use of personal data in Brazil. The LGPD’s requirements are substantially similar to those of GDPR and we will have to undertake similar compliance efforts regarding our Brazilian consumers and employee data, potentially requiring us to incur substantial costs and expenses in an effort to comply and exposing us to an increased risk of non-compliance.

Many data protection regimes apply based on where the consumer is located, and as we expand and new laws are enacted the new laws due to come into force in India next year) or existing laws change, we may be subject to new laws, regulations or standards or new interpretations of existing laws, regulations or standards, including those in the areas of data security, data privacy and regulation of email providers and those that require localization of certain data (such as in Russia, where we have already undertaken localization), which could require us to incur additional costs and restrict our business operations.

Failures or perceived failures by us (including our recently acquired businesses which are in the process of being integrated into our privacy framework) to comply with rapidly evolving privacy or security laws such as the China Specification, policies (including our own stated privacy policies), legal obligations or industry standards or any security incident that results in the unauthorized release or transfer of personally identifiable information or other personal or consumer data may result in governmental enforcement actions, litigation (including consumer class actions), fines and penalties or adverse publicity and could cause our consumers to lose trust in us, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

The profitability of our Browns, Stadium Goods and New Guards businesses depends on our ability to manage inventory levels and, if not managed successfully, our business and results of operations could be adversely affected.

Browns and Stadium Goods purchase merchandise wholesale which they then sell via our Marketplaces or in-stores. In addition, New Guards produces merchandise which it then sells via our Marketplaces, its brands’ websites or to retailers. As a result, our profitability depends on our ability to manage these businesses’ inventory levels and respond to shifts in consumer demand patterns. Overestimating consumer demand for merchandise may result in Browns, Stadium Goods or New Guards holding unsold inventory, which will likely result in the need to rely on markdowns or promotional sales to dispose of excess inventory, which could have an adverse effect on our gross margins and results of operations. Conversely, if Browns, Stadium Goods or New Guards underestimate consumer demand for merchandise that could lead to inventory shortages, lost sales opportunities or negative customer experiences that could adversely affect consumer relationships and our ability to grow in the future. In the event that New Guards’ business, which was primarily wholesale focused prior to the acquisition, significantly grows its e-concession and direct-to-consumer business, this may result in it will substantially increasing its exposure to such inventory risks having only had limited prior experience managing such risks.

Browns, Stadium Goods and New Guards rely on various processes and systems for forecasting, merchandise planning, inventory management, procurement, allocation and fulfilment capabilities. Our ability to continue to successfully execute our strategies for these businesses or evolve such strategies with changes in the retail environment could be adversely affected if such processes and systems are not effectively managed and maintained. If any such systems were to fail, or if our physical inventory is inaccurate for any reason, we may not derive the expected sales and profitability of our Browns, Stadium Goods or New Guards businesses, or we may incur increased costs relative to our current expectations which could adversely affect our business, financial condition, results of operations and prospects.

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

We also accept payments for many of our sales through credit and debit card transactions, which are handled through third-party payment processors. As a result, we are subject to a number of risks related to credit and debit card payments, including that we pay interchange and other fees, which may increase over time and could require us to either increase the prices we charge for our products or absorb an increase in our costs and expenses. In addition, as part of the payment processing process, our consumers’ credit and debit card information is transmitted to our third-party payment processors. We may in the future become subject to lawsuits or other proceedings for purportedly fraudulent transactions arising out of the actual or alleged theft of our consumers’ credit or debit card information if the security of our third-party credit card payment processors is breached. We and our third-party credit card payment processors are also subject to payment card association operating rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we or our third-party credit card payment processors fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our consumers in addition to the consequences that could arise from such action or inaction violating applicable privacy, data protection, data security and other laws as outlined above, and there may be an adverse impact on our business, results of operations, financial condition and prospects.

Use of social media, emails and text messages may adversely impact our reputation or subject us to fines or other penalties.

We use social media, emails and text messages as part of our approach to marketing. As laws and regulations rapidly evolve to govern the use of these channels, a failure by us, our employees or third parties acting at our direction to abide by applicable laws and regulations in the use of these channels could adversely affect our reputation or subject us to fines or other penalties. In addition, our employees, including employees of brands within the New Guards portfolio, or third parties acting at our direction (including influencers) may knowingly or inadvertently make use of social media in ways that could lead to the loss or infringement of intellectual property, as well as the public disclosure of proprietary, confidential or sensitive personal information of our business, employees, consumers or others. Any such inappropriate use of social media, emails and text messages could also cause damage to our reputation, the reputation of our businesses, including Browns, Stadium Goods and any of the brands in the New Guards portfolio, or the reputation of the designers or creative directors of the New Guards brands.

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

We are constantly developing new and innovative technology, such as Farfetch Store of the Future. Our ability to bring a product to market in a timely manner or at all, our ability to monetize these technologies and other new business lines in a timely manner and operate them profitably and our ability to leverage these technologies to drive customer engagement, depends on a number of factors, many of which are beyond our control, including:

•	our ability to develop fast enough to meet customer changing needs and expectations;
•

our ability to manage the financial and operational aspects of developing and launching new technology, including making appropriate investments in our software systems, information technologies and operational infrastructure;

•	our ability to secure required governmental permits and approvals;
•	the level of commitment and interest from our actual and potential third‑party innovators;
•

certain products facing significant competition, including from Chinese technology companies, and our competitors (including our existing retailers and brands who may launch competing technologies) developing and implementing similar or better technology;

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

Our consumer concentration may materially adversely affect our financial condition and results of operations.

For the year ended December 31, 2019, the top 1% of our consumers accounted for approximately 27% of our Digital Platform GMV. Accordingly, our revenue, financial condition or results of operations may be unduly affected by fluctuations in the buying patterns of these consumers. If we were to lose the business of some or all of these consumers, it could materially adversely affect our business, results of operations, financial condition and prospects.

Our operating results are subject to seasonal and quarterly variations in our revenue and operating income, and as a result, our quarterly results may fluctuate and could be below expectations.

Our business is seasonal and historically, we have realized a disproportionate amount of our revenue and earnings for the year in the fourth quarter as a result of the holiday season and seasonal promotions, and we expect this to continue in the future, while our Brand Platform has historically seen higher levels of sales in January, May and July. If we experience lower than expected revenue during any fourth quarter, it may have a disproportionately large impact on our operating results and financial condition for that year. Any factors that harm our fourth quarter operating results, including disruptions in our brands’ or retailers’ supply chains or unfavorable economic conditions, could have a disproportionate effect on our results of operations for our entire fiscal year.

In anticipation of increased sales activity during the fourth quarter, we may incur significant additional expenses, including additional marketing and additional staffing in our customer support operations. In addition, we may experience an increase in our net shipping costs due to complimentary upgrades, split-shipments, and additional long-zone shipments necessary to ensure timely delivery for the holiday season. At peak periods, there could also be further delays by our retailers and brands in processing orders, which could leave us unable to fulfill consumer orders due to “no stock,” or in packaging a consumer’s order once received, which could lead to lower consumer satisfaction. In the future, our seasonal sales patterns may become more pronounced, may strain our personnel and production activities and may cause a shortfall in net sales as compared with expenses in a given period, which could substantially harm our business, results of operations, financial condition and prospects.

Our quarterly results of operations may fluctuate significantly as a result of a variety of factors, including those described above. As a result, historical period-to-period comparisons of our sales and operating results are not necessarily indicative of future period-to-period results. You should not rely on the results of a single fiscal quarter as an indication of our annual results or our future performance.

We may not accurately forecast income and appropriately plan our expenses.

We base our current and future expense levels on our operating forecasts and estimates of future income. Income and operating results are difficult to forecast because they generally depend on the volume and timing of the orders we receive, which are uncertain. Additionally, our business is affected by general economic and business conditions around the world. A softening in income, whether caused by changes in consumer preferences or a weakening in global economies, may result in decreased revenue levels, and we may be unable to adjust our spending in a timely manner to compensate for any unexpected shortfall in income. This inability could cause our (loss)/income after tax in a given quarter to be (higher)/lower than expected. In addition, we have had no prior history of operating New Guards prior to the New Guards acquisition. We may not accurately forecast costs of operating the New Guards business, and we may not achieve cost synergies and other expected benefits of the New Guards acquisition. We also make certain assumptions when forecasting the amount of expense we expect related to our share based payments, which includes the expected volatility of our share price, the expected life of share options granted and the expected rate of share option forfeitures. These assumptions are partly based on historical results. If actual results differ from our estimates, our net income in a given quarter may be lower than expected.

We depend on highly skilled personnel, including senior management and our technology professionals, and if we are unable to retain or motivate key personnel or hire, retain and motivate qualified personnel, our business could be harmed.

We believe our success has depended, and our future success depends, on the efforts and talents of our senior management, particularly José Neves, our founder and chief executive officer, and all of our highly skilled team members. Our future success depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Our ability to do so can be impacted by a number of factors, for example volatility of our share price may impact the attractiveness of our rewards package. In particular, our software engineers and technology professionals are key to designing, maintaining and improving code and algorithms necessary to our business. In addition, members of our Private Client team cater to some of our most important and highest spending consumers. If employees in our Farfetch Private Client business leave Farfetch, this may impact on the ability of Farfetch to retain consumers associated with such Farfetch Private Client team member.

The New Guards management team was historically responsible for discovering and developing new brands, and we will continue to rely on their expertise to drive the expansion of the New Guards portfolio of brands. Certain designers and creators, including Virgil Abloh, the Founder and Creative Director of Off-White, are also critical to the success of brands within the New Guards portfolio, and their departure could have a significant impact on the creative direction of the relevant brand which could have a significant impact on such brand and New Guards’ business.

Competition for well-qualified employees in all aspects of our business, including software engineers, data scientists and other technology professionals, is intense globally. Our continued ability to compete effectively depends on our ability to attract new employees and to retain and motivate existing employees. If we do not succeed in attracting well-qualified employees or retaining and motivating existing employees and key senior management, our business, results of operations, financial condition and prospects may be adversely affected.

We may not be able to manage our growth effectively, and such rapid growth may adversely affect our corporate culture.

We have rapidly and significantly expanded our operations, including through the New Guards acquisition, and anticipate expanding further as we pursue our growth strategies. Such expansion increases the complexity of our business and places a significant strain on our management, operations, technical systems, financial resources and internal control over financial reporting functions. Our current and planned personnel, systems, procedures and controls may not be adequate to support and effectively manage our future operations, especially as we employ people in 14 geographic locations. We are currently in the process of transitioning certain of our business and financial systems to systems on a scale reflecting the increased size, scope and complexity of our operations, and the process of migrating our legacy systems could disrupt our ability to timely and accurately process information, which could adversely affect our results of operations and cause harm to our reputation. As a result, we may not be able to manage our expansion effectively.

Our entrepreneurial and collaborative culture is important to us, and we believe it has been a major competitive advantage and contributor to our success. We may have difficulties maintaining our culture or adapting it sufficiently to meet the needs of our future and evolving operations as we continue to grow, in particular as we grow internationally and through acquisitions like the New Guards and Stadium Goods acquisitions. In addition, our ability to maintain our culture as a public company, with the attendant changes in policies, practices, corporate governance and management requirements may be challenging. Failure to maintain our culture could have a material adverse effect on our business, results of operations, financial condition and prospects.

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

Economic factors such as increased commodity prices, shipping costs, inflation, higher costs of labor, insurance and healthcare, and changes in or interpretations of other laws, regulations and taxes may also increase our cost of sales and our selling, general and administrative expenses, and otherwise adversely affect our financial condition and results of operations. Any significant increases in costs may affect our business disproportionately compared to our competitors. Changes in trade policies, increases in tariffs and the imposition of retaliatory tariffs, including those implemented by the United States and China in 2019, may have a material adverse effect on global economic conditions and the stability of global financial markets and may reduce international trade. Natural disasters and other adverse weather and climate conditions, public health crises, political crises, such as terrorist attacks, war and other political instability or other unexpected events, could disrupt our operations, internet or mobile networks or the operations of one or more of our third‑party service providers. For example, the vast majority of our production processes take place at our facility in Guimarães, Portugal. If any such disaster were to impact this facility, our operations would be disrupted.

In December 2019, a novel strain of coronavirus (“COVID-19”) was reported to have surfaced in Wuhan, Hubei Province, China. During January, February and March of 2020, COVID-19 has spread to other cities in China, and also globally. In response to the COVID-19 virus, countries have taken different measures in relation to prevention and containment. For example, beginning in late January 2020, in response to intensifying efforts to contain the spread of the COVID-19 virus, many cities in Hubei Province including Wuhan were locked down and business activities were banned in Hubei Province; including temporary suspension of delivery services in this area. The COVID-19 virus continues to impact worldwide economic activity and pose the risk that we or our employees, contractors, suppliers, customers and other business partners may be prevented from conducting certain business activities for an indefinite period of time, including due to shutdowns that may be requested or mandated by governmental authorities or otherwise elected by companies as a preventive measure. In addition, mandated government authority measures or other measures elected by companies as a preventive measures may lead to our consumers being unable to complete purchases or other activities. Furthermore, its impact on the global and local economies may also adversely impact consumer discretionary spending. COVID-19 may have an adverse effect on trading and our operations and, given the uncertainty around the extent and timing of the potential future spread or mitigation and around the imposition or relaxation of protective measures, we cannot reasonably estimate the impact to our future results of operations, cash flows or financial condition.

In addition, rising global average temperatures due to increased concentrations of carbon dioxide and other greenhouse gases in the atmosphere are causing significant changes in weather patterns around the globe and an increase in the frequency and severity of natural disasters. Changes in weather patterns and the increased frequency, intensity and duration of extreme weather events (e.g., floods, droughts and severe storms) could, among other things, disrupt our logistics operations and our ability to source and distribute products in a timely manner, impact the operation of our New Guards business’ supply chain, disrupt our brick-and-mortar retail operations, increase our product costs and impact the types of fashion products that consumers purchase. As a result, the effects of climate change could have short- and long-term impacts on our business and operations.

We have acquired, and may continue to acquire, other companies or technologies, which could divert management’s attention and otherwise disrupt our operations and harm our operating results. We may fail to acquire companies whose market power or technology could be important to the future success of our business.

We have acquired and may in the future seek to acquire or invest in other companies or technologies that we believe could complement or expand our brand and products, enhance our technical capabilities, or otherwise offer growth opportunities. Pursuit of future potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable acquisitions, whether or not they are consummated. In addition, we may be unsuccessful in integrating our acquired businesses or any additional business we may acquire in the future, and we may fail to acquire companies whose market power or technology could be important to the future success of our business. For example, we acquired Browns in 2015, Fashion Concierge and Style.com in 2017 and Stadium Goods, CuriosityChina, Toplife and New Guards in 2019.

We also may not achieve the anticipated benefits from any acquired business due to a number of factors, including:

•

unanticipated costs or liabilities associated with the acquisition, including unasserted claims or assessments that we failed or were unable to identify costs or liabilities arising from the acquired companies’ failure to comply with intellectual property laws and licensing obligations to which they are subject;

•	incurrence of acquisition‑related costs;
•	synergies attributable to the acquisition may vary from expectations;
•	diversion of management’s attention from other business concerns;
•	regulatory uncertainties;
•	harm to our existing business relationships with retailers and brands as a result of the acquisition;
•	harm to our brand and reputation;
•	the potential loss of key employees;
•	use of resources that are needed in other parts of our business;
•	failure to realize anticipated synergies in the timeframe or in the full amount expected; and
•	use of substantial portions of our available cash to consummate the acquisition.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process. Acquisitions also could result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. For example, half of the consideration we paid in connection with the New Guards acquisition was paid in the form of shares, resulting in our issuance of 27.5 million Class A ordinary shares or 9% of the Class A ordinary shares outstanding immediately prior to the acquisition. In addition, if an acquired business fails to meet our expectations, this may have a material adverse effect on our business, results of operations, financial condition and prospects.

We are involved in and may pursue strategic relationships. We may have limited control over such relationships, and these relationships may not provide the anticipated benefits.

We are involved in various strategic relationships, including with JD.com and the Chalhoub Group, which we expect will benefit our business and help us to achieve growth in China and the Middle East, respectively. For example, in February 2019, we entered into agreements to strengthen our strategic relationship with JD.com, which was driven by our aim to expand our presence in China. We also may pursue and enter into strategic relationships in the future. Such relationships involve risks, including but not limited to: maintaining good working relationships with the other party; any economic or business interests of the other party that are inconsistent with ours; the other party’s failure to fund its share of capital for operations or to fulfill its other commitments, including providing accurate and timely accounting and financial information to us, which could negatively impact our operating results; loss of key personnel; actions taken by our strategic partners that may not be compliant with applicable rules, regulations and laws; reputational concerns regarding our partners or our leadership; bankruptcy, requiring us to assume all risks and capital requirements related to the relationship, and the related bankruptcy proceedings could have an adverse impact on the relationship; and any actions arising out of the relationship that may result in reputational harm or legal exposure to us. Further, these relationships may not deliver the benefits that were originally anticipated. Any of these factors may have a material adverse effect on our business, results of operations, financial condition and prospects.

We sell certain merchandise via third-party platforms, and our inability to access consumers via these platforms could adversely affect our business.

We sell certain merchandise via third-party platforms. In certain countries, some of our businesses significantly rely on such sales channels. For example, in 2019 a significant portion of Stadium Goods’ sales in China were made via Alibaba’s Tmall Global e-commerce platform. We are subject to, and must comply with, such platforms’ respective terms and conditions for merchants and their terms of service for consumer rights protection. Such third-party platforms retain the right to remove our merchandise from their platform or halt our sales on their platform if they believe we have violated their terms and conditions, the law or the IP rights of other parties, including, but not limited to, allegations that any goods we offer for sale are counterfeit. Such platforms can halt sales or remove our merchandise at their complete discretion irrespective of the validity of any claims made against us. Should such third-party platforms exercise such discretion in a market where we are substantially reliant on the relevant platform it could negatively impact our growth and our GMV in that market, which could have a material adverse effect on our business, results of operations, financial condition and prospects. Further, should such third-party platforms’ actions become public it could impact our business and could substantially harm our reputation and adversely impact our efforts to develop our brands, irrespective of the validity of the claims.

A failure to comply with current laws, rules and regulations or changes to such laws, rules and regulations and other legal uncertainties may adversely affect our business, financial performance, results of operations or business growth.

Our business and financial performance could be adversely affected by unfavorable changes in or interpretations of existing laws, rules and regulations or the promulgation of new laws, rules and regulations applicable to us and our businesses, including those relating to the internet and e-commerce, including geo-blocking and other geographically based restrictions, internet advertising and price display, consumer protection, anti-corruption, antitrust and competition, economic and trade sanctions, tax, banking, data security, network and information systems security, data protection and privacy. As a result, regulatory authorities could prevent or temporarily suspend us from carrying on some or all of our activities or otherwise penalize us if our practices were found not to comply with applicable regulatory or licensing requirements or any binding interpretation of such requirements. Unfavorable changes or interpretations could decrease demand for our services, limit our ability to expand our product and service offerings, limit marketing methods and capabilities, affect our margins, increase costs or subject us to additional liabilities or affect our ability to deliver our growth strategy.

For example, there are, and will likely continue to be, an increasing number of laws and regulations pertaining to the internet and e-commerce that may relate to liability for information retrieved from or transmitted over the internet, display of certain taxes and fees, online editorial and consumer-generated content, user privacy, data security, network and information systems security, behavioral targeting and online advertising, taxation, liability for third-party activities and the quality of services. For example, an aspect of the Revised Payment Service Directive came into force, which (following an implementation period of 18 to 24 months) will require an additional level of consumer authentication for certain transactions involving parties in the European Union completed on our Marketplaces. This additional authentication may deter consumers from completing transactions online, which may affect our business. Furthermore, the growth and development of e-commerce may prompt calls for more stringent consumer protection laws and more aggressive enforcement efforts, which may impose additional burdens on online businesses generally.

Likewise, the SEC, the U.S. Department of Justice, the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”), the U.S. Department of State, as well as other foreign regulatory authorities continue to enforce economic and trade regulations and anti-corruption laws, as applicable, across industries. U.S. economic and trade sanctions relate to transactions with designated foreign countries and territories, which currently include Cuba, Iran, North Korea, Syria and the Crimea region of Ukraine (“Crimea”) as well as specially targeted individuals and entities that are identified on U.S. and other government blacklists, and those 50% or more owned, individually or in the aggregate, by them or those acting on their behalf. Anti-corruption laws, including the U.S. Foreign Corrupt Practices Act (the “FCPA”) and the UK Bribery Act (the “Bribery Act”), generally prohibit direct or indirect corrupt payments to government officials (and, under certain laws, to private persons) to obtain or retain business or an improper business advantage. Some of our international operations are conducted in parts of the world where it is more common to engage in business practices that may be prohibited by these laws.

Although we have policies and procedures in place designed to promote compliance with laws and regulations, which we review and update as we expand our operations in existing and new jurisdictions, our employees, partners, or agents could take actions in contravention of our policies and procedures, or violate applicable laws or regulations. As regulations continue to develop and regulatory oversight continues to focus on these areas, we cannot guarantee that our policies and procedures will ensure compliance at all times with all applicable laws or regulations. In the event our controls should fail, or we are found to be not in compliance for other reasons, we could be subject to monetary damages, civil and criminal monetary penalties, withdrawal of business licenses or permits, litigation, investigation costs and expenses and damage to our reputation and the value of our brand.

As we expand our operations in existing and new jurisdictions internationally, we will need to increase the scope of our compliance programs to adequately address risks relating to applicable economic and trade sanctions, the FCPA, the Bribery Act and other anti-bribery and anti-corruption laws in particular. Further, the promulgation of new laws, rules and regulations, or the new interpretation of existing laws, rules and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which we or our retailers and brands conduct business could require us to change certain aspects of our business, operations and commercial relationships to ensure compliance, which could decrease demand for services, reduce revenue, increase costs or subject us to additional liabilities.

We are subject to trade and economic sanctions and export laws that may govern or restrict our business, and we may be subject to fines or other penalties for non‑compliance with those laws.

We are subject to U.S. laws and regulations that may govern or restrict our business and activities in certain countries and with certain persons, including trade and economic sanctions regulations administered by OFAC and the Export Administration Regulations administered by the U.S. Commerce Department’s Bureau of Industry and Security (“BIS”). In March 2018, we determined that certain products purchased on the Farfetch Marketplace were shipped to addresses associated with Crimea. In December 2014, the United States announced a near complete embargo on exports of items from the United States to Crimea. On April 27, 2018, we submitted an initial voluntary self-disclosure regarding these shipments to OFAC and BIS, and on October 24, 2018 we submitted our final voluntary self-disclosure report (“Final Disclosure”) outlining the results of our review of this matter. As described in the Final Disclosure, we determined that three products purchased on the Farfetch Marketplace from retailers or brands in the United States were shipped to parties whose addresses are associated with Crimea and that on one occasion, a retailer on the Farfetch Marketplace outside the United States shipped what appears to be a U.S.-origin product to an address associated with Crimea. The combined value of the four shipments at issue in the Final Disclosure was $391.24. Since March 2018, we have put in place measures designed to prevent the fulfilment of orders associated with addresses in Crimea and these measures are described in the Final Disclosure. Both agencies closed out the matter without assessing a monetary penalty. BIS issued a Warning Letter dated February 25, 2019, and OFAC issued a Cautionary Letter dated March 27, 2019. If, in the future, we are found to be in violation of U.S. sanctions or export control laws, it could result in fines and penalties for us, which could be substantial. Moreover, notwithstanding the safeguards we have put in place to ensure compliance with U.S. sanctions or export control laws, we cannot be certain that these safeguards will be effective in all cases. In the future, additional U.S. trade and economic sanctions regulations, enacted due to geopolitics or otherwise, could restrict our ability to generate revenue in certain other countries, such as Russia, which could adversely affect our business.

We are subject to customs and international trade laws that could require us to modify our current business practices and incur increased costs or could result in a delay in getting products through customs and port operations, which may limit our growth and cause us to suffer reputational damage.

Our business is conducted worldwide, with goods imported from and exported to a substantial number of countries. The vast majority of products sold on our Marketplaces are shipped internationally. We are subject to numerous regulations, including customs and international trade laws, that govern the importation and sale of luxury goods. Our consumers in certain countries, such as China and Russia, are also subject to limitations and regulations governing the import of luxury goods. In addition, we face risks associated with trade protection laws, policies and measures and other regulatory requirements affecting trade and investment, including loss or modification of exemptions for taxes and tariffs, imposition of new tariffs and duties and import and export licensing requirements in the countries in which we operate. This is particularly the case with respect to China, as new rounds of tariffs and extended trade negotiations between the United States and China have led to increased costs and continued uncertainty in trade relations, and in the United Kingdom, where an exit from the European Union could result in the creation of additional restrictions or regulations concerning our operations in and outside of the United Kingdom. There is also a concern that the imposition of additional tariffs by the United States could result in the adoption of tariffs or trade restrictions by other countries (including the European Union) as well, that may affect the movement of our goods, or potentially lead to a global trade war. Our failure to comply with import or export rules and restrictions or to properly classify items under tariff regulations and pay the appropriate duties could expose us to fines and penalties. If these laws or regulations were to change or were violated by our management, employees, retailers or brands, we could experience delays in shipments of our goods, be subject to fines or penalties, or suffer reputational harm, which could reduce demand for our services and negatively impact our results of operations.

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

The application of the tax laws of various jurisdictions to our international business activities is subject to interpretation. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for valuing developed technology or intercompany arrangements, including our transfer pricing, or determine that the manner in which we operate our business does not result in the expected tax consequences, which could increase our worldwide effective tax rate and adversely affect our financial position and results of operations.

Significant judgment and estimation is required in determining our worldwide tax liabilities. In the ordinary course of our business, there are transactions and calculations, including intercompany transactions, royalty payments and cross-jurisdictional transfer pricing, for which the ultimate tax determination is uncertain or otherwise subject to interpretation. Tax authorities in any of the countries in which we operate may disagree with our intercompany charges, including the amount of, or basis for, such charges, withholding taxes, cross-jurisdictional transfer pricing, indirect tax liabilities and reclaims or other matters such as the allocation of certain interest expenses and other tax items, and assess additional taxes.

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

Although we believe our tax estimates and methodologies are reasonable, a taxing authority’s final determination in the event of a tax audit could materially differ from our historical corporate income tax provisions and accruals and/or, indirect tax and customs duty liabilities and claims in which case we may be subject to additional tax liabilities, possibly including interest and penalties, which could have a material adverse effect on our cash flows, results of operations, financial condition and prospects. Furthermore, taxing authorities have become more aggressive in their interpretation and enforcement of such laws, rules and regulations over time, as governments are increasingly focused on ways to increase revenues. This has contributed to an increase in audit activity and harsher stances by tax authorities. As such, additional taxes or other assessments may be in excess of our current tax reserves or may require us to modify our business practices to reduce our exposure to additional taxes going forward, any of which may have a material adverse effect on our business, results of operations, financial condition and prospects.

Amendments to existing tax laws, rules or regulations or enactment of new unfavorable tax laws, rules or regulations could have an adverse effect on our business and financial performance.

Many of the underlying laws, rules or regulations imposing taxes and other obligations were established before the growth of the internet and e-commerce. Tax authorities in non‑U.S. jurisdictions and at the U.S. federal, state and local levels are currently reviewing the appropriate treatment of companies engaged in internet commerce and considering changes to existing tax or other laws that could regulate our transmissions and/or levy sales, income, consumption, use or other taxes relating to our activities, and/or impose obligations on us to collect such taxes. For example, in 2019, the OECD launched a public consultation for taxing digital business on revenue streams where there is a market presence including an online presence and, while these discussions are ongoing, there are a number of jurisdictions (most notably Italy) where the provisions are already in force and other jurisdictions have set dates for the provisions to be introduced. Based on the current law and information released by the Italian tax authorities we expect Italian DST to apply to the group in 2020. Italian DST is levied at 3% of a proportion of Farfetch’s marketplace revenue with that proportion being determined by the number of marketplace transactions where either the buyer or the seller is located in Italy compared to the total number of marketplace transactions. Such unilateral decisions have resulted in political debate and trading discussions that have led or could lead to deferral, amendment or even withdrawal of the provisions implemented. At this stage we cannot accurately predict the effect of current attempts to impose taxes on commerce over the internet. If such tax or other laws, rules or regulations were amended, or if new unfavorable laws, rules or regulations were enacted, the results could increase our tax payments or other obligations, prospectively or retrospectively, subject us to interest and penalties, decrease the demand for our services if we pass on such costs to the consumer, result in increased costs to update or expand our technical or administrative infrastructure or effectively limit the scope of our business activities if we decided not to conduct business in particular jurisdictions. As a result, these changes may have a material adverse effect on our business, results of operations, financial condition and prospects.

In addition, various governments and intergovernmental organizations could introduce proposals for tax legislation, or adopt tax laws, particularly with regards to online marketplaces that may have a significant adverse effect on our worldwide effective tax rate, or increase our tax liabilities, the carrying value of deferred tax assets, or our deferred tax liabilities. For example, in October 2015, the Organization for Economic Co‑Operation and Development (“OECD”) released a final package of recommended tax measures for member nations to implement in an effort to limit “base erosion and profit shifting” (“BEPS”) by multinational companies. Since then, the OECD has continued to monitor key areas of action and issue additional reports and guidance on implementation of the BEPS recommendations. Multiple jurisdictions, including some of the countries in which we operate, have implemented recommended changes aimed at addressing perceived issues within their respective tax systems that may lead to reduced tax liabilities among multinational companies. It is possible that other jurisdictions in which we operate or do business could react to the BEPS initiative or their own concerns by enacting tax legislation that could adversely affect us through increasing our tax liabilities.

In December 2017, the United States enacted significant changes to the U.S. tax system (informally titled the “Tax Cuts and Jobs Act”). Among such significant changes, the Tax Cuts and Jobs Act reduced the marginal U.S. corporate income tax rate from 35% to 21%, limited the deduction for net business interest expense, shifted the United States toward a more territorial tax system, imposed a one‑time tax on accumulated offshore earnings held in cash and illiquid assets, and imposed new taxes to combat erosion of the U.S. federal income tax base. The Treasury Department and the IRS have already issued and are expected to continue to provide guidance on the implementation of the Tax Cuts and Jobs Acts. Based on our evaluation of the Tax Cuts and Jobs Act, we do not expect these changes to have an adverse impact on our business, however, we cannot be certain that additional guidance from the Treasury Department and the IRS or additional changes to other U.S. tax laws, rules or regulations will not impact our business or results of operations in the future

The application of value added tax (or similar taxes) and the impact of managing our business model transition to a commissionaire structure could adversely affect our business and results of operations.

The application of value added tax (or similar taxes such as sales and use tax, provincial taxes, goods and services tax), business tax and gross receipt tax, to our business and to our retailers and brands is a complex and evolving issue. Significant judgment is required to evaluate applicable tax obligations. As a result amounts recorded may be subject to adjustments by the relevant tax authorities. In many cases, the ultimate tax determination is uncertain because it is not clear how new and existing statutes might apply to our business or to the businesses of our retailers and brands. A number of jurisdictions globally have introduced (or are looking to introduce) additional reporting, record-keeping or value added tax (or similar taxes) calculation, collection and remittance obligations on businesses like ours that facilitate or perform e-commerce. Such requirements could require us or our retailers and brands to incur substantial costs in order to comply, including costs associated with legal advice, local compliance, tax calculation, collection, remittance and audit requirements, which could make selling in such markets less attractive and could adversely affect our business.

For example, in certain jurisdictions, rules have already been introduced to hold the online facilitator of sales of goods and services jointly and severally liable for the under or non-accounted value added tax (or similar taxes) by the sellers. Such joint and several liability provisions will significantly impact our business where our retailers or brands have not complied with the local provisions. In addition, new rules for retail and e-commerce sales are being introduced, for example, across the EU from January 2021, online marketplaces will in certain situations (where certain thresholds are met) be deemed for value added tax purposes to be the supplier of goods which will require them to collect and pay VAT on sales via their platform. Further, in the U.S., states are able to tax their residents on remote sales. Following the U.S. Supreme Court’s decision in 2018 in South Dakota v. Wayfair, a U.S. state may require by way of ‘economic nexus laws’ an online retailer to collect sales taxes imposed by that state, even if the retailer has no physical presence in that state, thus permitting a wider enforcement of such sales tax collection requirements against non-U.S. companies that have historically not been responsible for state or local tax collection unless they had physical presence in the U.S. customer’s state. We have historically operated under a “natural de-coupling structure,” meaning that our business model currently involves a supply, which is the sale of goods to end consumers, by our retailers and brands, and then a separate supply by us comprising the shipping of those goods to the end consumers. However, the courts in the United Kingdom are currently considering the effectiveness of such a structure from an indirect tax viewpoint and referrals were made to the European Court of Justice. The European Commission also approved changes to the Principal VAT directive, to be effective from January 2021, expanding the scope of distance selling. If this leads to a change in tax authorities’ approach or a change in interpretation of current legislation, we could be assessed to additional amounts of value added tax.

Given the current complexities for online marketplaces, inconsistencies in interpretation and implementation of local tax rules and the impact of non-recoverable VAT on returned goods, we are transitioning our business model to one in which we will act as an “undisclosed agent” or “commissionaire” of our retailers and brands. Under this model, for the purposes of calculating value added tax, our end consumers will contract with and be invoiced by us and there will be a supply by us to the end consumer of goods and other related services, although the legal sale of goods will continue to be between our retailers and brands and the end consumer. Such a transition is intended to provide greater simplicity and certainty to our value added tax accounting position without materially increasing our overall value added tax liabilities.

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

We occasionally receive communications alleging that items listed on our Marketplaces infringe third‑party copyrights, trademarks or other intellectual property rights. We have intellectual property complaint and take‑down procedures in place to address these communications. We follow these procedures to review complaints and relevant facts to determine the appropriate action, which may include removal of the item from our website and, in certain cases, discontinuing our relationship with a retailer, brand or other seller who repeatedly violates our policies. However, our procedures may not effectively reduce or eliminate our liability. In particular, we may be subject to civil or criminal liability for activities carried out, including products listed, by retailers or brands on our platform. We may also face liability for infringements of third party intellectual property by virtue of our role as an e-commerce marketplace where we actively contribute to the distribution of the goods of our brands and retailers. The legal framework in this area is developing but it could mean a general increase in the scope of direct liability of online platforms such as ours to the extent that we stock and deliver infringing goods of brands and retailers, even if we do not have actual awareness of the infringing nature of the goods.

Regardless of the validity of any claims made against us, we may incur significant costs and efforts to defend against or settle them and such claims could lead to negative publicity and damage to our reputation. If a governmental authority determines that we have aided and abetted the infringement or sale of counterfeit goods, we could face regulatory, civil or criminal penalties. For example, in China, listing untrue or inconsistent product description or information, including the listing of counterfeit goods is considered as “false advertising” under PRC Advertising Law, subject to an administrative fine up to RMB one million. Furthermore, consumers in China who purchase items on our Marketplaces based on any alleged untrue or inconsistent product description or information may bring a “fraud” claim against us, and should they be successful they would be entitles to three times the price of the item as penalty compensation.

Successful claims by third‑party rights owners could require us to pay substantial damages or refrain from permitting any further listing of the relevant items. These types of claims could force us to modify our business practices, which could lower our revenue, increase our costs or make our Marketplaces less user friendly. Moreover, public perception that counterfeit or other unauthorized items are common on our Marketplaces, even if factually incorrect, could result in negative publicity and damage to our reputation.

If our retailers and brands experience any recalls, product liability claims, or government, customer or consumer concerns about product safety with respect to products sold on our Marketplaces, our reputation and sales could be harmed.

Our retailers and brands, including the brands in the New Guards portfolio, are subject to regulation by the U.S. Consumer Product Safety Commission and similar state and international regulatory authorities, and their products sold on our platform could be subject to involuntary recalls and other actions by these authorities. Concerns about product safety, including concerns about the safety of products manufactured in developing countries, could lead our retailers and brands to recall selected products sold on our Marketplaces. Recalls and government, customer or consumer concerns about product safety could harm our reputation and reduce sales, either of which could have a material adverse effect on our business, results of operations, financial condition and prospects. If any New Guards brand’s product becomes subject to a recall or government, customer or consumer safety concerns we could experience an even more significant adverse effects or reputational harm, face product liability litigation and governmental investigations and incur costs associated with any remediation actions.

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
•

difficulties in attracting and retaining qualified employees in certain international markets, as well as managing staffing and operations due to increased complexity, distance, time zones, language and cultural and employment law differences; and

•	uncertainty regarding liability for services and content, including uncertainty as a result of local laws and lack of precedent.

The United Kingdom’s proposed withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business.

We are a multinational company headquartered in the United Kingdom with worldwide operations, including significant business operations in Europe. Following a national referendum and enactment of legislation by the government of the United Kingdom (“Brexit”), the United Kingdom formally withdrew from the European Union on January 31, 2020 and entered into a transition period during which it will continue its ongoing and complex negotiations with the European Union relating to the future trading relationship between the parties. Significant political and economic uncertainty remains about whether the terms of the relationship will differ materially from the terms before withdrawal, as well as about the possibility that a so-called “no deal” separation will occur if negotiations are not completed by the end of the transition period.

The withdrawal could lead to greater restrictions on the free movement of goods, services, people and capital, and increased regulatory costs and complexities. Any such restrictions on the movement of goods and services could have a material adverse effect on our operations. Increased complexities related to the import and export of products, imposition of duties, transfers of personal data and changes in item pricing may impact customer experience and have a material adverse effect on our business and results of operations. In addition, a possible restriction on the free movement of people between the United Kingdom and the European Union could have a material adverse effect on us, since we compete in these jurisdictions for well qualified employees in all aspects of our business, including software engineers and other technology professionals. Any impact on our ability to attract new employees and to retain existing employees in their current jurisdictions could decrease our competitiveness and have a material adverse effect on our business and results of operations.

These developments, the perception that any of them may occur and their potential consequences, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets and could significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Additionally, asset valuations, currency exchange rates and credit ratings have been and may continue to be subject to increased market volatility. Lack of clarity about future UK laws and regulations, including financial laws and regulations, tax and free trade agreements, immigration and employment laws, could increase costs, depress economic activity, impair our ability to attract and retain qualified personnel, divert management attention and have other adverse consequences. Any of these factors may have a material adverse effect on our business, results of operations, financial condition and prospects.

We may be subject to general litigation, regulatory disputes and government inquiries.

As a growing company with expanding operations, we have in the past faced and may in the future increasingly face the risk of claims, lawsuits, government investigations, and other proceedings involving competition and antitrust, intellectual property, privacy, consumer protection, accessibility claims (including those relating to our compliance with the Americans with Disabilities Act of 1990), securities, tax, labor and employment, commercial disputes, services and other matters. The number and significance of these disputes and inquiries have increased as the political and regulatory landscape changes, and as we have grown larger and expanded in scope and geographic reach, and our services have increased in complexity. For example, in September 2019, following periods of volatility in the market price of the Class A ordinary shares of Farfetch Limited, two putative class action lawsuits were filed in the United States against us and certain of our directors and officers, among others, under the U.S. federal securities laws. See Item 8. “Financial Information—A. Consolidated Statements and Other Financial Information— Legal and Arbitration Proceedings.”

It is often challenging to predict the commencement or outcome of such disputes and inquiries with certainty. Regardless of the outcome, these can have an adverse impact on us because of legal costs, diversion of management resources, and other factors. Determining reserves for any litigation is a complex and fact-intensive process that is subject to judgment calls. It is possible that a resolution of one or more such proceedings could require us to make substantial payments to satisfy judgments, fines or penalties or to settle claims or proceedings, any of which could harm our business. These proceedings could also result in reputational harm, criminal sanctions, consent decrees or orders preventing us from offering certain products, or services, or requiring a change in our business practices in costly ways or requiring development of non-infringing or otherwise altered products or technologies. Litigation and other claims and regulatory proceedings against us could result in unexpected expenses and liabilities, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

We are subject to regulatory activity and antitrust litigation under competition laws.

We are subject to scrutiny by various government agencies, including competition authorities. Some jurisdictions also provide private rights of action for competitors or consumers to assert claims of anti-competitive conduct. Other companies or government agencies have in the past and may in the future allege that our actions violate the antitrust or competition laws of the European Commission or other countries or otherwise constitute unfair competition. We do not control the pricing strategies of our retailers and brands (other than Browns, Stadium Goods’ first-party sales and the New Guards portfolio of brands when sold direct-to-consumer via our Marketplaces), and such pricing strategies may be subject to challenges from various government agencies including competition authorities. An increasing number of governments are regulating competition law activities, including increased scrutiny in large markets such as China. Our business partnerships or agreements or arrangements with customers or other companies could give rise to regulatory action or antitrust litigation. In July 2017, Carré Couture, a small European competitor, which was declared bankrupt in May 2018, filed a complaint with the European Commission claiming that our retailer partnership agreements restrict competition because we ask retailers to commit to the relationship and list their inventory with us and not on competing platforms. We have responded to the allegations, and the complaint is pending. Complaints often remain open for a considerable period of time for procedural reasons. The European Commission is under a legal obligation to assess complaints, and unless a complaint is withdrawn, it must reject it by a formal decision where it takes the view that there are no grounds for action. Due to this process, complaints often remain open for several years. Some regulators may perceive our business to be used so broadly that otherwise uncontroversial business practices could be deemed anticompetitive. Certain competition authorities have conducted market studies of our industries. Such claims and investigations, even if without foundation, may be very expensive to defend, involve negative publicity and substantial diversion of management time and effort and could result in significant judgments against us or require us to change our business practices.

Risks Relating to our Intellectual Property

Failure to adequately protect, maintain or enforce our intellectual property rights could substantially harm our business and results of operations.

We rely on a combination of trademark, copyright, confidential information, trade secrets and patent law, and contractual restrictions to protect our intellectual property. The protection offered by these has its limitations. Despite our efforts to protect and enforce our proprietary rights, unauthorized parties have used, and may in the future use, our trademarks or similar trademarks, including those of the brands in the New Guards portfolio, copy aspects of our website images, features, compilation and functionality or obtain and use information that we consider as proprietary, such as the technology used to operate our website or our content.

We do not have comprehensive registered protection for all of our brands, including the brands in the New Guards portfolio, in all jurisdictions around the world. There is no guarantee that we will be the first to submit trademark applications in all territories and/or classes for our brands and we have in the past experienced professional “trademark squatters” actively registering our brands’ marks before we are able to in certain markets, including China. We cannot guarantee that we will be able to preempt such bad faith actors doing this in the future, and we may incur costs in challenging their marks or putting in place preventative measures. In addition, there is no guarantee that our pending trademark applications for any brand will proceed to registration, and even those trademarks that are registered could be challenged by a third party including by way of revocation or invalidity actions. Our competitors have adopted, and other competitors may adopt, service names similar to ours, thereby impeding our ability to build brand identity and possibly diluting our brand and leading to brand dilution or consumer confusion. In addition, there could be potential trade name or trademark ownership or infringement claims brought by owners of other rights, including registered trademarks, in our marks or marks similar to ours, including FARFETCH, BROWNS, STADIUM GOODS and marks relating to brands in the New Guards portfolio. In addition, we license, rather than own, certain intellectual property related to certain brands within the New Guards portfolio, and we may not be aware of other third-party rights granted over such brands. Any claims of infringement, brand dilution or consumer confusion related to our brands (including our trademarks) or any failure to renew key license agreements on acceptable terms could damage our reputation and brand identity and substantially harm our business and results of operations.

In addition to our registered trademark protection we have one issued patent in the United Kingdom. We also have several published and unpublished patent applications in the United Kingdom, Europe and internationally, for aspects of our proprietary technology and we may file further patent applications in the future. There is no guarantee that these will result in issued patents, and even if these proceed to grant, they and our issued patent in the United Kingdom could be vulnerable to challenge by third parties, or their claims could be narrowed in scope by the issuing patent office such that they no longer adequately protect our proprietary technology. Further, we may decide not to pursue a patent application for an innovation due to the high costs, diversion of management time, and publication of the underlying innovation that arises from an application. The loss of our material intellectual property as a result of any claims or challenges, or the natural expiry of our intellectual property registrations, could have a material adverse effect on our business, results of operations, financial condition and prospects.

Domain names generally are regulated by internet regulatory bodies, and the regulation of domain names is subject to change. Regulatory bodies have and may continue to establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. We may not be able to, or it may not be cost effective to, acquire or maintain all domain names that utilize the name “Farfetch” or other business brands in all of the countries in which we currently conduct or intend to conduct business. If we lose the ability to use a domain name, we could incur significant additional expenses to market our products within that country, including the development of new branding. This could substantially harm our business, results of operations, financial condition and prospects.

We rely on multiple software programmers (as employees or independent consultants) to design our proprietary technologies and photographers (as employees or independent consultants) to capture the products sold on our platform. Although we make every effort to ensure appropriate and comprehensive assignment or license terms are included in the contracts with such third parties, we cannot guarantee that we own or are properly licensed to use all of the intellectual property in such software or images. If we do not have, or lose our ability to use, such software or images, we could incur significant additional expense to remove such assets from our platform or re-engineer a portion of our technologies.

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

Third parties have, and may in the future, assert that we have infringed or misappropriated their trademarks, copyrights, confidential know how, trade secrets, patents or other intellectual property rights, and New Guards and brands in its portfolio may be subject to similar claims. We cannot predict whether any such assertions or claims arising from such assertions will substantially harm our business and results of operations, whether or not they are successful. If we are forced to defend against any infringement or other claims relating to the trademarks, copyright, confidential know how, trade secrets, patents or other intellectual property rights of third parties, whether they are with or without merit or are determined in our favor, we may face costly litigation or diversion of technical and management personnel. Furthermore, the outcome of a dispute may be that we would need to cease use of some portion of our technology, develop non-infringing technology, pay damages, costs or monetary settlements or enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may be unavailable on terms acceptable to us, or at all. Any such assertions or litigation could materially adversely affect our business, results of operations, financial condition and prospects.

In 2008 and 2009, a party related to Farfetch founder José Neves (the “Related Party”) executed two agreements (the “KH Licenses”) purporting to license certain know how (the “Know How”) from the Related Party to two third-party LLPs (the “LLPs”). The Know How was a high level explanation of the Farfetch platform and business model. The 2008 KH License expired in April 2018, and the 2009 KH License expired in April 2019. The KH Licenses did not include a license of any software code. The LLPs granted intra-group sub-licenses of the collective Know How under the KH Licenses, which was then further sub-licensed under two direct “Product and Development and Marketing Support Agreements” with Farfetch in 2008 and 2009, respectively (the “Direct Agreements”), in order for Farfetch to, among other services, develop the code, website architecture and brand that comprised the original Farfetch offering (the “Developed IP”). Under the terms of the Direct Agreements, the third party, rather than Farfetch, owned the Developed IP. In 2011, the licensing structure was amended and the intra-group sub-licenses from the LLPs were superseded by licenses of the Know How granted by each of the LLPs to Mr. Neves, who licensed such Know How (by way of a sub-sub-license) to Farfetch. Finally, in 2011, the Direct Agreements were terminated, and the Developed IP was assigned from the third-party group to Farfetch. In 2013, the Related Party executed a “Declaration regarding copyrights and intellectual property rights” (the “Declaration”), which declared that, among other things, between the period November 16, 1996 to February 27, 2010, the Related Party has not created any works or done anything which could originate intellectual property rights (defined to include know how) in connection with any of the entities in the original license chain (including Farfetch); any unknown intellectual property generated by the Related Party and used, licensed or in any other way exploited by those entities (including Farfetch) is transferred in full to Mr. Neves; and the Related Party agrees that any intellectual property in use by the above entities that were to become recognized by a court as belonging to the Related Party shall be transferred to Mr. Neves for €500. On April 29, 2014, Mr. Neves assigned all of his intellectual property rights and know how (including that obtained under the Declaration) to Farfetch.com. While seemingly conclusive, it is possible that the Declaration could be challenged. Although we do not expect our right to use the Know How to be successfully challenged, any such challenge could give rise to: (1) temporary injunctive relief which could restrict the use of such Know How by Farfetch and therefore operations of our business; (2) reputational damage; and/or (3) damages payable by Farfetch to the Related Party for any period of unauthorized use of the Know How following expiry of the KH License(s), any of which could have a material adverse effect on our business, results of operations, financial condition and prospects.

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

Risks Relating to Our New Guards Business

New Guards may not be successful in discovering, promoting and sustaining the reputation of its brands.

New Guards is known for the brands in its portfolio, and the reputation of such brands relies on the quality and exclusiveness of its products, their distribution networks, as well as the promotional and marketing strategies applied. Products or marketing strategies not in line with brand image objectives, inappropriate behavior by brand ambassadors, New Guards’ employees, distributors or suppliers, or detrimental information circulating in the media may endanger the reputation of such brands and may adversely impact sales.

The growth of our New Guards business depends in part on our ability to discover, attract and acquire new brands for its portfolio. Our ability to do so depends on our ability to identify the right designers, creatives and brands with potential and offer them a compelling proposition, including attractive commercial terms to any investors where New Guards acquires existing brands or their IP assets.

The majority of New Guards’ sales are from carefully selected third-party distributors. The reputation of New Guards’ brands’ products thus rests in part on compliance by all distributors with such brands’ requirements in terms of their approach to the handling and presentation of products, marketing and communications policies and respecting brand image. New Guards’, or third-party distributors’, failure to provide consumers with high-quality products and high-quality customer experiences for any reason could substantially harm the reputation of its brands, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

New Guards’ brands or products could be counterfeited or copied, which could have a material adverse effect on its business.

New Guards’ brands, expertise and production methods could be counterfeited or copied. Its products may be distributed in parallel retail networks, including online sales networks, without our consent.

Counterfeiting and parallel distribution have an immediate adverse effect on revenue and profit. Activities in these or other illegitimate channels may damage the brand image of the relevant products over time and may also lower consumer confidence, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

New Guards licenses, rather than owns, certain intellectual property related to certain brands within its brand portfolio and it may not be successful in maintaining such intellectual property rights.

New Guards licenses, rather than owns, certain intellectual property related to certain brands within its brand portfolio, and such licenses generally include expiry dates and termination provisions. For example, New Guards’ license of the trademarks of the Off-White brand, which accounted for 75% of our Brand Platform GMV in the year ended December 31, 2019, expires in 2035 and includes a right for either party to opt out of the agreement effective as of January 1, 2026 subject to notice provisions. The agreement is also subject to standard termination rights related to unremedied material breaches of the license agreement and insolvency events.

Any failure to maintain or renew key license agreements on acceptable terms could damage our reputation and brand identity and could have a material adverse effect on our business, results of operations, financial condition and prospects.

Our New Guards business is dependent on its production, inventory management and fulfilment processes and systems, which could adversely affect its business if not successfully executed.

New Guards relies on various processes and systems for merchandise planning, inventory management, procurement, allocation and fulfilment capabilities. If any such systems were to fail, we may not derive the expected benefits to New Guards’ sales and profitability or may incur increased costs relative to our current expectations, which could adversely affect our business, financial condition, results of operations and prospects. See Item 3D “Risks Relating to our Business and Industry — The profitability of our Browns, Stadium Goods and New Guards businesses depends on our ability to manage inventory levels and, if not managed successfully, our business and results of operations could be adversely affected.”

Our New Guards business relies on contract manufacturing of its products. Our inability to secure production sources meeting our quality, cost, working conditions and other requirements, or failures by our contract manufacturers to perform, could harm our business and reputation.

In the year ended December 31, 2019, New Guards sourced all of its products from independent contract manufacturers who purchase fabric and make its products and may also provide design and development services. As a result, New Guards must locate and secure production capacity. We depend on contract manufacturers to maintain adequate financial resources, including access to sufficient credit, secure a sufficient supply of raw materials, and maintain sufficient development and manufacturing capacity in line with our asset light production model and in an environment characterized by continuing cost pressure and demands for product innovation and speed-to-market. In addition, we currently do not have any material long-term contracts with any of New Guards’ contract manufacturers. Significant difficulties or failures to perform by our contract manufacturers could cause delays in product shipments or otherwise negatively affect our results of operations. As of December 31, 2019, New Guards had contracts with seventy contract manufactures over five countries. Should we decide to consolidate our production in the future we could incur additional costs doing so and increase our reliance on a smaller number of contract manufacturers.

Using contract manufacturers means we incur certain costs. We are responsible for paying the customs duties when shipping merchandise from its location of manufacture. Further, the prices we pay our contract manufacturers for our products are dependent in part on the market price for raw materials used to produce them, primarily wool and cotton. The price and availability of cotton or wool may fluctuate substantially depending on a variety of factors, including demand, acreage devoted to cotton crops and crop yields, weather, supply conditions, transportation costs, energy prices, work stoppages, government regulation and policy, economic climates, market speculation and other unpredictable factors. Any and all of these factors may be exacerbated by global climate change.

A contract manufacturer's failure to ship products to us in a timely manner or to meet our quality standards, or interference with our ability to receive shipments due to factors such as port or transportation conditions or security incidents, could cause us to miss the delivery date requirements of our consumers on the Farfetch Marketplace or our Brand Platform retail and wholesale customers. Failing to make timely deliveries may cause our consumers or customers to cancel orders, refuse to accept deliveries, impose non-compliance charges, demand reduced prices, or reduce future orders, any of which could harm our sales and margins. If we need to replace any contract manufacturer, we may be unable to locate additional contract manufacturers on terms that are acceptable to us, or at all, or we may be unable to locate additional contract manufacturers with sufficient capacity to meet our requirements or to fill our orders in a timely manner.

We require contract manufacturers to meet our standards in terms of working conditions, environmental protection, raw materials, facility safety, security and other matters before we are willing to place business with them. As such, we may not be able to obtain the lowest-cost production. We may also encounter delays in production and added costs as a result of the time it takes to train our contract manufacturers in our methods, products and quality control standards. In addition, the labor and business practices of apparel manufacturers and their suppliers have received increased attention from the media, non-governmental organizations, consumers and governmental agencies in recent years. Failures by our contract manufacturers or their suppliers or subcontractors to adhere to labor or other laws, appropriate labor or business practices, safety, structural or environmental standards, and the potential litigation, negative publicity and political pressure relating to any of these events, could harm our business and reputation.

Our New Guards business may be unable to maintain or increase sales through physical distribution channels.

Revenue attributable to our Brand Platform change, which accounted for 16% of our total revenue in the year ended December 31, 2019, is primarily derived from wholesale distribution of brands in the New Guards portfolio to carefully selected third-party distributors. We may be unable to maintain or increase sales of New Guards brands’ merchandise through these distribution channels for several reasons, including the following:

•	We are unable to maintain the popularity of the brands in the New Guards portfolio or discover, attract and acquire new popular brands;
•	the distributors may change their apparel strategies in a way that shifts focus away from luxury streetwear and related categories or away from New Guards brands’ typical consumers; or
•

as other channels, including ecommerce sites (including the Farfetch Marketplace), account for an increasing portion of consumers luxury fashion purchases, the distributors, including retailers, may experience competitive pressure and decrease orders or experience financial difficulties or bankruptcy.

In addition, decisions we make with regard to our distribution strategy may impact our ability to retain or gain new distributors. For example, we intend to reduce wholesale distribution of brands in the New Guards portfolio and restrict the geographic distribution by other online retailers, as we move to favor our own direct-to-consumer channels, which could impact our relationship with existing or future distributors.

If New Guards is unable to maintain or increase sales through its customary wholesale distribution channels could have a material adverse effect on our business, results of operations, financial condition and prospects.

Risks Relating to Our Retail Stores

The operation of retail stores subjects us to numerous risks, some of which are beyond our control.

As of December 31, 2019, Browns operated two retail stores in London, Stadium Goods operated one retail store in New York and New Guards operated two Off-White stores in Las Vegas and New York. Each of these businesses expect to open new retail stores in 2020 – Brown’s new flagship store in London’s Mayfair, Stadium Goods’ store in Chicago and new Off-White stores in Miami, Paris and London. In addition, New Guards has over 50 franchised retail stores across its various brands.

The success of New Guards’ business is dependent on its ability to develop and execute its growth strategies, which include the successful development, opening, franchising and operation of new retail stores for brands in the New Guards portfolio. Successful execution of this strategy, and the success of the retail store operations across our businesses more generally, depends upon a number of factors, including our ability (and in certain cases the ability of the New Guards’ franchisees) to identify suitable sites for new stores, negotiate and execute leases on acceptable terms, construct, furnish and supply a store in a timely and cost effective manner, accurately assess the demographic or retail environment at a given location, hire and train qualified personnel, obtain necessary permits and zoning approvals, integrate a new store distribution networks and build consumer awareness and loyalty. Construction, development or refurbishment costs may exceed original estimates due to increases in materials, labor or other costs, and we may experience permitting or construction delays, which may further increase project costs and delay projected sales. These risks may be exacerbated to the extent the we engage third-party developers or contractors in connection with such projects or are subject to approvals of regulatory bodies to complete the projects. As each new store represents a significant investment of capital, time and other resources, delays or failures in opening new stores, or achieving lower than expected sales in new stores, could materially and adversely affect our growth and results of operations.

Furthermore, New Guards’ and Stadium Goods’ respective growth strategies may involve expansion into additional geographical markets in the future. These markets may have different competitive conditions, consumer trends and discretionary spending patterns than the markets in which it currently operates retail stores, which may cause its operations in these markets to be less successful than operations in its existing markets.

Leasing real estate exposes us to possible liabilities and losses.

Our Browns, Stadium Goods and New Guards businesses lease retail properties including for existing and under-development retail and consignment spaces. In connection with these properties, we are subject to all of the risks associated with leasing real estate. In particular, the value of the assets could decrease, operating costs could increase, or a store may not be opened as planned due to changes in the real estate market, demographic trends, site competition, dependence on third-party performance or overall economic environment. Additionally, we are subject to potential liability for environmental conditions, exit costs associated with disposal of a store, commitments to pay base rent for the entire lease term or operate a store for the duration of an operating covenant. New Guards’ franchise business is subject to certain risks not directly within our control that could impair the value of our brands.

New Guards enters into franchise agreements with unaffiliated franchisees to operate Off-White stores in Asia, the Middle East and Canada. Under these agreements, third parties operate, or will operate, stores that sell apparel and related products under the Off-White brand name. New Guards may enter into similar agreements in other countries or with regard to other brands in its portfolio in the future. The effect of these arrangements on New Guards’ business and results of operations is uncertain and will depend upon various factors, including the demand for these products in new markets internationally and New Guards’ ability to successfully identify appropriate third parties to act as franchisees, distributors, or in a similar capacity. In addition, certain aspects of these arrangements are not directly within New Guards’ control, such as franchisee financial stability and the ability of these third parties to meet their projections regarding store locations, store openings, and sales. Other risks that may affect these third parties include general economic conditions in specific countries or markets, foreign exchange rates, changes in diplomatic and trade relationships, restrictions on the transfer of funds, and political instability. Moreover, while the agreements we have entered into and plan to enter into in the future provide us with certain termination rights, the value of the brands in the New Guards portfolio could be impaired to the extent that these third parties do not operate their stores in a manner consistent with New Guards’ requirements regarding its brand identities and customer experience standards. Failure to protect the value of New Guards’ brands, or any other harmful acts or omissions by a franchisee, could have an adverse effect on our results of operations and our reputation.

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

Our chief executive officer, Mr. Neves, has considerable influence over important corporate matters due to his ownership of us. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares are entitled to 20 votes per share, subject to certain exceptions. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or other entity, other than an affiliate of Mr. Neves, such Class B ordinary shares will be automatically and immediately converted into the equal number of Class A ordinary shares. Due to the disparate voting powers associated with our two classes of ordinary shares, Mr. Neves holds approximately 74.3% of the aggregate voting power of our company. As a result, Mr. Neves has considerable influence over matters such as electing or removing directors, approving any amendments to our Articles and approving material mergers, acquisitions or other business combination transactions. In addition, under our Articles, our board of directors (“Board”) will not be able to form a quorum without Mr. Neves for so long as Mr. Neves remains a director. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares of the opportunity to sell their shares at a premium over the prevailing market price.

We qualify as a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

We report under the Exchange Act of 1934, as amended (“Exchange Act”) as a non‑U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we are subject to Cayman laws and regulations with regard to such matters and intend to furnish quarterly financial information to the SEC, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (3) the rules under the Exchange Act requiring the filing with the U.S Securities Exchange Commission (the “SEC”) of quarterly reports on Form 10‑Q containing unaudited financial and other specified information, although we intend to provide selected quarterly information on Form 6‑K. In addition, foreign private issuers are not required to file their annual report on Form 20‑F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10‑K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10‑K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

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

As a foreign private issuer, we have the option to follow certain home country corporate governance practices rather than those of the NYSE, provided that we disclose the requirements we are not following and describe the home country practices we are following, and we intend to rely on this “foreign private issuer exemption” with regard to certain matters. Specifically, the NYSE rules require shareholder approval for equity compensation plans and material revisions to those plans, which is not required under the Cayman Islands law. We intend to follow home country law in determining whether shareholder approval is required. We may in the future elect to follow home country practices with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements. See Item 16G. “Corporate Governance.”

As a public reporting company, we are subject to rules and regulations established from time to time by the SEC regarding our internal control over financial reporting. If we fail to put in place appropriate and effective internal control over financial reporting and disclosure controls and procedures, we may not be able to accurately report our financial results, or report them in a timely manner, which may adversely affect investor confidence in us and, as a result, the value of our Class A ordinary shares.

As a public company, we are required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that, or that are reasonably likely to, materially affect internal controls over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

In our Annual Report on Form 20-F for the fiscal year ended December 31, 2018 (the “2018 Annual Report”), we reported two material weaknesses in the design and operation of our internal control over financial reporting that constituted material weaknesses. The control deficiencies resulted from (1) our technology access and change control environment not supporting an efficient or effective internal control framework and (2) reliance on manual processes. Whilst significant remediation work has been undertaken, these material weaknesses have not been fully remediated, and we have concluded that material weaknesses existed as of December 31, 2019 related to (1) the design and operation of effective controls over information technology systems, including restricting access over those systems, setting up appropriate automated controls, managing system changes and the identification and testing of system generated reports used in the execution of key manual controls; and (2) the design and operation of effective controls over the ability of individuals to prepare and post journal entries without independent review. In addition, during the year ended December 31, 2019, we identified a further material weakness in connection with us having insufficient personnel with an appropriate level of accounting knowledge, experience and training in order to review, challenge and conclude on the interpretation of complex accounting matters and on the proposed treatment of significant and unusual transactions.

Following the identification of these material weaknesses, we have taken steps to address these control deficiencies and continue to implement our remediation plan, which we believe will address their underlying causes. We are executing on our remediation plan for these material weaknesses by establishing more robust processes supporting internal control over financial reporting, implementing formal access and change controls to our systems and automation of a number of system interfaces to improve our information technology systems. In addition, we have hired and will continue to hire additional accounting, finance and technology personnel. Despite the significant remedial actions we have taken, further time and testing of these actions is necessary before our controls can be determined effective and, therefore, we are unable to state that, as of December 31, 2019, we had effective disclosure controls and procedures and effective internal control over financial reporting (each, as defined under the SEC’s rules). See Item 15. “Controls and Procedures” for additional information of the identified material weaknesses and our related remediation efforts.

If we are unable to remediate our material weaknesses or identify new material weaknesses, if we are unable to implement and maintain effective internal control over financial reporting and effective disclosure controls and procedures, or if we fail to satisfy other requirements as a public company, including the requirements of Section 404 of the Sarbanes-Oxley Act, we may be unable to accurately report our financial results, or report them within the timeframes required by the SEC. The Sarbanes-Oxley Act requires us to evaluate and report on our internal control over financial reporting and have our principal executive officer and principal financial officer certify as to the accuracy and completeness of our financial reports.

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

As our senior management is unable to conclude that we have effective internal control over financial reporting or to certify the effectiveness of such controls, as our independent registered public accounting firm cannot render an unqualified opinion on our internal control over financial reporting and, to the extent that, additional material weaknesses or deficiencies in our internal controls are identified, we could be subject to sanctions or investigations by the NYSE, the SEC or other regulatory authorities, investors may lose confidence in the accuracy and completeness of our financial reports, we may face restricted access to the capital markets and our share price may be adversely affected.

We will continue to incur increased costs as a result of operating as a public company, and our management will be required to continue to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company we incur significant legal, accounting, insurance and other expenses . The Sarbanes Oxley Act, the Dodd Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the NYSE and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel devote a substantial amount of time to ensure that we comply with all of these reporting requirements, rules and regulations, and such requirements, rules and regulations increase our legal and financial compliance costs and make certain activities more time consuming and costly. In addition, these laws, rules and regulations also make it more difficult and more expensive for us to obtain certain types of insurance, including director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These factors could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, the committees of our Board of Directors or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

Furthermore, as a publicly traded company, we are required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes Oxley Act, which require management to certify financial and other information in our annual reports and provide an annual management report on the effectiveness of control over financial reporting. We are required to disclose material changes in internal control over financial reporting on an annual basis and are also required to complete an annual assessment of our internal control over financial reporting pursuant to Section 404, and management’s report related to such assessment must be included in our annual reports on Form 20-F. Additionally, we are required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm.

To achieve compliance with Section 404 and as part of our efforts to remediate the material weaknesses identified, we have had to engage in a process to document and evaluate our internal control over financial reporting, which has been both costly and challenging. In this regard, we have had to continue to dedicate internal resources and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. We continue to evaluate the adequacy of our accounting personnel staffing level and other matters related to our internal control over financial reporting. If we are unable to remediate existing material weaknesses and/or identify additional material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our consolidated financial statements. As a result, the market price of our Class A ordinary shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

We may not pay dividends on our Class A ordinary shares in the future and, consequently, your ability to achieve a return on your investment will depend on the appreciation in the price of our Class A ordinary shares.

We may not pay any cash dividends on our Class A ordinary shares in the future. Any decision to declare and pay dividends in the future will be made at the discretion of our Board and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our Board may deem relevant. In addition, our ability to pay dividends is, and may be, limited by covenants of existing and any future outstanding indebtedness we or our subsidiaries incur. Therefore, any return on investment in our Class A ordinary shares is solely dependent upon the appreciation of the price of our Class A ordinary shares on the open market, which may not occur. See Item 8. “Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.”

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

We would be classified as a passive foreign investment company (“PFIC”) for any taxable year if, after the application of certain look‑through rules, either: (1) 75% or more of our gross income for such year is “passive income” as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended (the “Code”), or (2) 50% or more of the value of our assets, determined on the basis of a quarterly average, during such year is attributable to assets that produce or are held for the production of passive income. Based on the currently anticipated market capitalization, and composition of our income, assets and operations, we do not expect to be treated as a PFIC for the taxable year that ended on December 31, 2019, or in the foreseeable future. However, our status as a PFIC in any taxable year requires a factual determination that depends on, among other things, the composition of our income, assets, and activities in each year, and can only be made annually after the close of each taxable year. Therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or for any future taxable year. If we are treated as a PFIC for any taxable year during which a U.S. Holder (as defined in “U.S. Federal Income Tax Considerations”) holds the Class A ordinary shares, the U.S. Holder may be subject to material adverse tax consequences upon a sale, exchange, or other disposition of the Class A ordinary shares, or upon the receipt of distributions in respect of the Class A ordinary shares. We cannot provide any assurances that we will assist investors in determining whether we or any of our non‑U.S. subsidiaries are a PFIC for any taxable year. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to their investment in the Class A ordinary shares. For further discussion, see Item 10. “Additional Information—E. Taxation—U.S. Federal Income Tax Considerations.”

If a U.S. person is treated as owning at least 10% of our shares, such holder may be subject to adverse U.S. federal income tax consequences.

Depending upon the aggregate value and voting power of our shares that U.S. persons are treated as owning (directly, indirectly, or constructively), we could be treated as a controlled foreign corporation (“CFC”). Additionally, because our group consists of one or more U.S. subsidiaries, certain of our non‑U.S. subsidiaries could be treated as CFCs, regardless of whether or not we are treated as a CFC (although there is currently a pending legislative proposal to significantly limit the application of these rules). If a U.S. person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our shares, such person may be treated as a “U.S. shareholder” with respect to each CFC in our group (if any), which may subject such person to adverse U.S. federal income tax consequences. Specifically, a U.S. shareholder of a CFC may be required to annually report and include in its U.S. taxable income its pro rata share of each CFC’s “Subpart F income,” “global intangible low‑taxed income” and investments in U.S. property, whether or not we make any distributions of profits or income of a CFC to such U.S. shareholder. If you are treated as a U.S. shareholder of a CFC, failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations with respect to your U.S. federal income tax return for the year for which reporting was due from starting. Additionally, a U.S. shareholder that is an individual would generally be denied certain tax deductions or indirect foreign tax credits that may otherwise be allowable to a U.S. shareholder that is a U.S. corporation. We cannot provide any assurances that we will assist investors in determining whether we or any of our non‑U.S. subsidiaries are treated as CFCs or whether any investor is treated as a U.S. shareholder with respect to any of such CFC, nor do we expect to furnish to any U.S. shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The United States Internal Revenue Service provided limited guidance on situations in which investors may rely on publicly available alternative information to comply with their reporting and tax paying obligations with respect to foreign-controlled CFCs. U.S. investors should consult their advisors regarding the potential application of these rules to their investment in the Class A ordinary shares.

Risks Related to Our Indebtedness

Our indebtedness could adversely affect our financial health and competitive position.

Our indebtedness increases the risk that we may be unable to generate cash sufficient to pay amounts due in respect of our indebtedness. It could also have effects on our business. For example, it could:

•	limit our ability to pay dividends;
•	increase our vulnerability to general adverse economic and industry conditions;
•

require us to dedicate a material portion of our cash flow from operations to make payments on our indebtedness, thereby reducing the availability of our cash flow for working capital, capital expenditures and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the fashion industry; and
•	limit our ability to borrow additional funds.

The indenture governing the $250 million in convertible senior notes we issued in February 2020 (the “Indenture”) contains, and any agreements evidencing or governing other future indebtedness may contain, certain restrictive covenants that will limit our ability to engage in certain activities that are in our long-term best interest. For example, the Indenture limits our ability to incur additional indebtedness. We have not previously breached and are not in breach of any of the covenants under the Indenture; however our failure to comply with covenants in the Indenture or in agreements governing any future indebtedness could result in an event of default which, if not cured or waived, could result in the acceleration of all of our indebtedness.

 To service our indebtedness, we require cash, and our ability to generate cash is subject to many factors beyond our control.

Our ability to make payments on and to refinance our existing and any future indebtedness, including the Notes, and to fund planned capital expenditures will depend on our ability to generate cash in the future. This is subject, to a certain extent, general economic, financial, competitive, regulatory and other factors that are beyond our control.

We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before maturity, and we cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all. Failure to refinance our indebtedness on terms we believe to be acceptable could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Item 4. Information on the Company

A. History and Development of the Company

Corporate Information

We were incorporated as Farfetch Limited in the Cayman Islands on May 15, 2018 as an exempted company with limited liability under the Companies Law. Exempted companies are Cayman Islands companies whose operations are conducted mainly outside the Cayman Islands. Our principal executive offices are located at The Bower, 211 Old Street, London EC1V 9NR, United Kingdom. Our telephone number at this address is +44 (0) 20 7549 5900. Prior to our incorporation in the Cayman Islands, we conducted our business through Farfetch.com Limited, incorporated with limited liability under the laws of the Isle of Man with registered number 000657V, and its subsidiaries.

For a discussion of our principal capital expenditures, see Item 5. “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources,” Item 4. “Information on the Company — D. Property, Plant and Equipment” and Note 16 to our audited consolidated financial statements included elsewhere in this Annual Report.

Our agent for service of process in the United States is CT Corporation, whose address is 111 Eighth Avenue, New York, New York 10011.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as the Company, that file electronically, with the SEC at www.sec.gov. Our website address is www.farfetchinvestors.com. The information contained on our website is not incorporated by reference in this document.

Acquisition of Stadium Goods

In January 2019, we completed the acquisition of 100% of the outstanding equity interests of Stadium Enterprises LLC, which does business as “Stadium Goods”, a premium sneaker and streetwear marketplace, for the total consideration of $230.9 million. The consideration was split as $150.2 million of cash and 4.6 million Class A Ordinary Shares with a value of $80.7 million based on the Farfetch share price at the acquisition date. See Note 5 (“Business combinations”) to our audited consolidated financial statements included elsewhere in this Annual Report.

Acquisition of New Guards

In August 2019, we completed the acquisition of 100% of the outstanding shares of New Guards Group Holding S.p.A, for the total consideration of $704.1 million. New Guards Group Holding S.p.A, is a platform that uses a single common infrastructure model to incubate and grow emerging talent into highly sought-after brands to our Group. New Guards is the parent company of subsidiaries that either own or are the exclusive licensee of global luxury fashion brands, including Off-White, Heron Preston and Palm Angels. The consideration was split between cash and Farfetch shares. Net of $102.8 million of acquired cash, total consideration included $256.1 million of cash consideration and 27.5 million Class A Ordinary Shares with a value of $345.2 million based on the Farfetch share price at the acquisition date. Purchase price allocations are expected to be completed in the first half of 2020, following customary adjustments.

Segment Change

Following the acquisition of New Guards, in the fourth quarter of 2019, management determined that it had three operating segments: (i) Digital Platform, (ii) Brand Platform and (iii) In-Store, given our new organizational structure and the manner in which our business is reviewed and managed. In fourth quarter 2019, we realigned our reportable operating segments to reflect how our Chief Operating Decision-Maker was making operating decisions, allocating resources and evaluating operating performance. See “Operating Results by Segment” and Note 6 (“Segmental and geographical information”) to our audited consolidated financial statements included elsewhere in this Annual Report for additional information about these segments.

B. Business Overview

Our Mission

Farfetch exists for the love of fashion. We believe in empowering individuality. Our mission is to be the global platform for luxury fashion, connecting creators, curators and consumers.

Overview

Farfetch is the leading global platform for the luxury fashion industry.

Founded in 2007 by José Neves and launched in 2008, we began as an e-commerce marketplace for luxury boutiques around the world. With $2,140 million of GMV and over 2 million Active Consumers for the year ended December 31, 2019, Farfetch is the largest digital in-season luxury player in the industry. Farfetch’s businesses include:

•

The Farfetch Marketplace - the only global luxury marketplace at scale connecting, as of December 31, 2019, consumers in 190 countries with merchandise in over 50 countries from over 1,200 brands, boutiques and department stores from all over the world, delivering a unique shopping experience and access to the most extensive selection of luxury at a single destination.

•

Farfetch Platform Solutions (FPS) – our white-label enterprise offering to the luxury industry, which builds and operates e-commerce and technology solutions for luxury brands and retailers, utilizing the proprietary Farfetch platform.

•

Farfetch Store of the Future - our retail innovation arm, which develops and implements technology solutions to support the retail vision of brands and retailers in order to create new luxury experiences by seamlessly connecting the digital and physical with the customer at the center.

•	Browns - an iconic British fashion and luxury goods retailer.

•	Stadium Goods - a premium sneaker and streetwear marketplace connecting sneakerheads around the world with merchandise from consigners.

•

New Guards – a platform that uses a single common infrastructure and model to incubate and grow emerging talent into highly sought-after brands. New Guards designs, manufactures and distributes sought-after luxury fashion brands including Off-White, Heron Preston, Palm Angels and Marcelo Burlon, among others.

We organize and report our business in three reportable operating segments: Digital Platform, Brand Platform and In-Store.

The Digital Platform segment activities include the Farfetch Marketplace, FPS, BrownsFashion.com, StadiumGoods.com, Farfetch Store of the Future, and any other online sales channel operated by the Group, including the respective websites of the brands in the New Guards portfolio. It derives its revenues mostly from transactions between sellers and consumers or customers conducted on our dematerialized platforms, and primarily operates a revenue share model where we retain commissions and related income from these transactions. The Digital Platform also includes direct-to-consumer sales of first-party and first-party own-inventory through Farfetch Marketplace, where we retains the full GMV.

The Brand Platform segment is comprised of design, production, brand development and wholesale distribution of brands owned and licensed by New Guards and includes franchised store operations.

The In-Store segment covers the activities of Group-operated stores including Browns, Stadium Goods and certain brands in the New Guards portfolio. Revenues are derived from sales made in these physical stores.

The Farfetch Group

Farfetch operates an omni-channel approach across the digital and physical realms to serve our mission to connect the world’s creators, curators and consumers, as the leading global platform for the luxury fashion industry.

A good example of our omni-channel approach in practice is Browns, an iconic British fashion and luxury goods retailer, acquired by Farfetch in 2015. Ownership of Browns has enabled us to understand the fashion ecosystem through the lens of a boutique. Browns leverages our digital platform applications by selling through the Farfetch Marketplace, the Browns website and the iOS apps (launched in 2019), which are powered and operated by FPS. Browns also serves as an incubation space for Farfetch Store of the Future, testing and showcasing innovative solutions to meet the needs of the multichannel, luxury consumer.

Our business has grown significantly, as evidenced by the following:

•	As of December 31, 2019, we had 2,068,000 Active Consumers, up 50% since December 31, 2018. As of December 31, 2018, we had 1,382,000, up 48% since December 31, 2017.

•	Our GMV for 2019 was $2,140 million, up 52% over 2018, and was $1,408 million in 2018, up 55% from 2017.

•	Our revenue for 2019 was $1,021 million, up 69% from 2018, and was $602 million in 2018, up 56% over 2017.

•	Our Digital Platform Services Revenue for 2019 was $701 million, up 43% over 2018, and was $489 million in 2018, up 65% over 2017.

For geographical and segmental revenue, see Note 6 of our audited consolidated financial statements.

See Item 5. “Operating and Financial Review and Prospects” for a description of the periods inclusive of New Guards’ GMV and revenue.

Seasonality

Our business is seasonal in nature. Historically, our business has realized a disproportionate share of our revenue for the year in the fourth quarter, attributable primarily to the impact of the year-end holiday season and seasonal promotions. Our Brand Platform segment has historically seen higher levels of sales in January, May and July.

In 2019, our revenues in the first, second, third and fourth quarters represented 17%, 20%, 25% and 38%, respectively, of our total revenues for the year. In 2018, our revenues in the first, second, third and fourth quarters represented 21%, 24%, 22% and 33%, respectively, of our total revenues for the year.

As a result of these factors, our financial results for any single quarter or for periods of less than a year are not necessarily indicative of the results that may be achieved for a full fiscal year.

Our Strengths

We believe that the following strengths contribute to our success and are differentiating factors:

•

Visionary, founder led management team.  We are led by our founder, José Neves, who has a unique combination of knowledge of, and passion for, the fashion industry and a deep understanding of technology. Our management team’s clear sense of mission, long term focus, commitment to our core cultural values and focus on transforming the luxury fashion industry through technology, and how it serves the consumer, are central to our success.

•

Scalable proprietary technology.  We have built scalable proprietary technology, which enables us to grow the reach of our platform efficiently, while supporting the creation and development of new applications. This benefits both the sophistication of the applications we develop, as well as the speed with which we are able to deploy them and our ability to innovate. Our digital platform is built for multi-tenancy and multi-client use. This allows the same infrastructure and services architecture to support each of our Marketplaces, FPS and Farfetch Store of the Future. Our digital platform’s internal services have a modular design, allowing us to evolve individual system boundaries independently or replace components via integration with external modules.

•

Unique data capabilities.  Our business model allows us to collate large volumes of unique data from touch points throughout the luxury fashion ecosystem. We believe this gives us multi-dimensional insight into the entire luxury ecosystem. Our team of data scientists and specialist engineers utilize the data to feed our proprietary algorithms to enhance our digital platform and inform decision making in relation to New Guards, including production.

•

Established partner relationships.  We are the partner of choice for many of the world’s leading brands, boutiques and department stores. These relationships cannot easily be replicated and represent a high barrier to entry. As of December 31, 2019, we had more than 1,200 partners including over 700 of the world’s leading luxury retailers and just over 500 brands. These relationships enable us to give our consumers access to the widest selection, including unique and scarce inventory, as well as depth of supply. Our relationships in the luxury industry go beyond our Marketplaces and FPS, including, for example, our multi-year global innovation partnership with CHANEL, with whom we are piloting our Farfetch Store of the Future solutions. As at December 31, 2019, we had retained all of the top 100 brands and retailers we had as of December 31, 2018.

•

The world’s largest selection of luxury with minimal inventory risk.  We operate the only luxury digital marketplace at scale. We believe we offer seven times more stock keeping units than the next largest competitor to the Farfetch Marketplace. We achieve this by aggregating supply from a large number of globally distributed sources, offering consumers both breadth and depth of luxury merchandise whilst, through our marketplace model, having minimal inventory risk.

•

Fully integrated supply chain operations. We offer comprehensive supply chain capabilities to our digital platform partners, from content creation to access to our global fulfilment network, which integrate delivery partners in the 190 countries we serve in a single, efficient interface. Luxury fashion inventory is located across a highly fragmented network of luxury sellers. Our fulfilment network is based on a distributed inventory model, aggregating inventory from multiple stock points of our luxury sellers in real time, giving us the capability to deliver shipments to consumers quickly and efficiently, due to the proximity of the inventory to the consumer. We have invested significant resources in building and developing this network, and this has created a significant competitive advantage and economies of scale.

•

Our marketplace business model.  Our marketplace model allows us to offer the broadest selection of luxury fashion available online, while incurring minimal inventory risk and without capital intensive retail operations. We believe the Farfetch Marketplace strategically aligns us with our luxury brand partners by offering them the advantages of a direct-to-consumer e-concession model, including full control over merchandising and pricing, as well as higher margins compared to wholesale distribution. This allows for low capital expenditures, favorable working capital dynamics, minimal inventory holding and an ability to drive stronger future margins than traditional inventory taking business models.

•

Powerful network effects.  Interactions among our consumers and luxury sellers on the Farfetch Marketplace generate strong network effects. More brands, boutiques and department stores on the Farfetch Marketplace increases the choices available to consumers, and more consumers on the Farfetch Marketplace increases the potential sales for our luxury sellers through a self-reinforcing, mutually beneficial network effect. We expect our acquisition of New Guards to further amplify this network effect, as it gives us the ability to offer the broadest selection of, and exclusive access to, merchandise from the New Guards portfolio of brands.

•

Culture of innovation.  Innovation is intrinsic to Farfetch. For more than a decade, we have redefined how the luxury fashion industry engages with consumers and technology. We believe that technology will continue to enable a better luxury ecosystem, and we intend to continue to pioneer innovation, for example by executing our vision for Augmented Retail, including Farfetch Store of the Future. In addition, our open architecture allows other innovators to build on our digital platform and we actively work with start-ups that are developing solutions for the future of e-commerce through our Dream Assembly accelerator program. As a result of our investment and reputation, we expect that third parties will continue to seek out Farfetch as their innovation partner, providing us with further opportunity to extend our platform. For example, our Farfetch Store of the Future pilot is now live in CHANEL’s flagship boutique at 19 rue Cambon, Paris.

•

New Guards’ platform proposition.  New Guards incubates and grows emerging talent into highly sought-after brands (including Off-White, Heron Preston and Palm Angels, among others) and provides us the ability to enhance the Farfetch Marketplace by offering exclusive access to merchandise from the New Guards portfolio of brands. New Guards operates as a platform, using a single common infrastructure and asset-light shared services model to procure manufacturing resources based on demand. Quantities are produced to-order, and as a consequence, New Guards is inventory-light.

Our Growth Strategies

The key elements of our growth strategies include:

•

Building the Farfetch brand.  While we have established a significant position in the fashion industry, we believe we have an opportunity to further increase market share by growing our brand awareness. We believe that with continued investment in brand marketing, data led insights and effective consumer targeting, we can expand and strengthen our reach. We are building a unique brand with strong cultural relevance by focusing our messaging on our “only on Farfetch” proposition while also providing our consumer with the most widely available range. This is reinforced by our acquisitions of Stadium Goods and New Guards which further enable us to offer the broadest selection of luxury brands and most sought after product together with exclusive access to merchandise from the New Guards portfolio of existing, and any new, brands.

•	Improving consumer economics and growing the Farfetch Marketplace consumer base

Increasing the lifetime value of existing consumers.  We have cultivated our consumer base and have strong consumer loyalty. We are committed to ensuring that through our curated supply, as well as our comprehensive approach to data and analytics, we are able to offer our existing consumers the merchandise that they want. We will seek to continue to refine our approach to data analytics, allowing us to further optimize and improve our marketing approach and customer experience, with the objective that existing consumers visit the Farfetch Marketplace more often, convert more efficiently and have higher Average Order Values. Our strategy also includes optimizing our private client offering.

Attracting new consumers.  We are focused on growing our consumer base in all markets, with a particular emphasis on emerging markets including China, the Middle East, Latin America and Eastern Europe. Our expansion strategy includes offering consumers global access to luxury merchandise that is tailored to local market trends and tastes, along with localized interfaces. For example, the rapidly growing luxury industry in China represents a major opportunity for us, and we have invested in people and technology locally to support growth. We are one of the very few Western e-commerce companies which has demonstrated success in penetrating China, an important and growing market for luxury, whose consumer base, according to Bain, is expected to grow to represent 45% of luxury sales by 2025. We have local operations in China, including customer service, localized website and apps, local servers and locally managed WeChat stores and WeChat Mini Programs, and have implemented an effective cross-border solution which includes customs clearance to best serve the Chinese luxury consumer. In 2019 we completed the acquisition of JD.com’s ‘Toplife’, obtaining ‘Level One’ access on the JD.com app.

•	Increasing product supply and our luxury seller base for the Farfetch Marketplace

Increasing supply from existing luxury sellers.  We believe that we can increase the depth of our supply from our existing luxury seller base. We are seeing luxury sellers making available more of their inventory on the Farfetch Marketplace and we continue to evolve our value proposition, including data led insights, access to relevant demand and technological innovation.

Adding brands, boutiques, department stores and other partners.  We plan to increase the number of brands, boutiques and department stores and new types of retailers in order to expand the assortment and availability of merchandise on the Farfetch Marketplace.

Developing brands of the future. With the acquisition of New Guards in August 2019, we have added to our portfolio of businesses a platform for the creation, design, production and distribution of luxury “brands of the future.” The New Guards acquisition gives us access to a portfolio of profitable brands, and resources and capabilities to launch successful new brands.

Expanding into new categories and offerings.  We aim to enhance our product offering for consumers and create additional opportunities for sellers on the Farfetch Marketplace by expanding into other luxury categories and offerings, such as the expansion of our offering to include watches and fine jewelry in 2018 (which has grown faster than the overall Farfetch Marketplace in 2019 by GMV) and our investment in the streetwear category through our acquisition of Stadium Goods in January 2019. According to Bain, streetwear has been one of the growing categories in the luxury market, and Stadium Goods is largely incremental to our business. Our ability to expand into adjacent categories within the personal luxury goods market will enable us to increase our penetration of a large and robust total addressable market.

•

Investing in our platform with new technologies and innovation.  We intend to continue to invest in people, product and infrastructure to drive technological innovation in the luxury industry. This includes continuing to enhance our platform for all participants through the application of data science and machine learning technologies to facilitate further personalization and inspiring moments for consumers. We also expect to continue to grow FPS and further develop and monetize Farfetch Store of the Future. We may supplement the growth of our internal service offerings with external third party providers that can build on our digital platform to offer complementary services to our consumers and luxury sellers.

•

Maximizing the synergies between our business units. We will continue to prioritize investing in the growth of our organically developed businesses and targeted acquisitions in a manner that maximizes synergistic effects. This means strategically driving interactions between the Farfetch Marketplace, Browns, Stadium Goods, New Guards, FPS and Farfetch Store of the Future to optimize supply, develop and promote exclusive merchandise, build our brands and leverage our technology platform and logistics capabilities.

Our Businesses

Our Marketplaces

The Farfetch Marketplace

The Farfetch Marketplace is the largest digital luxury marketplace in the world, connecting two sides of the luxury fashion market: consumers from 190 countries and luxury sellers in over 50 countries.

For consumers, we provide curated access to, as of December 31, 2019, over 3,400 different brands from over 1,200 luxury sellers. Consumers are able to engage with us across our website and iOS and Android apps, including on our iOS app developed specifically for our consumers in China.

For luxury sellers we facilitate connection to 2.1 million Active Consumers, as of December 31, 2019. We believe the Farfetch Marketplace is the sole global in-season multi-brand luxury platform that can offer brands direct-to-consumer distribution via an e-concession model. The proposition for brands includes full control over merchandising and pricing together with higher margins than wholesale distribution.

The Farfetch Marketplace provides integrated logistics for luxury sellers, including content creation and end to end logistics and a localized luxury experience and customer care for the Farfetch Marketplace consumers. In-house content creation allows us to achieve a luxury product presentation with a consistent look and feel, with short lead times and low cost. Our content creation process includes styling, photographing, photo-editing and content management. We have invested significant resources in developing our fully integrated logistics network. We have developed smart supply chain algorithms that are built around deep information sharing which make our supply chain scalable, capital efficient and highly agile.

In 2019 we added localized sites for the Netherlands, Sweden and Denmark, bringing our total to 48 localized sites available in 15 languages.

Stadium Goods Marketplace

Stadium Goods is a premium sneaker and streetwear marketplace specializing in new, never worn, merchandise for resale. Farfetch acquired Stadium Goods in January 2019 and it continues to operate as a standalone brand, increasingly leveraging Farfetch’s digital platform and expertise in technology, logistics, data, brand, marketing and geographic reach.

Stadium Goods operates an online marketplace (stadiumgoods.com) and iOS and Android apps. Stadium Goods’ stock is also available through third-party platforms including Amazon and eBay and is fully integrated into and available on the Farfetch Marketplace in all geographies. Stadium Goods has a brick-and-mortar store in the heart of New York City’s Soho neighborhood, and has announced plans to open its second store in Chicago in 2020.

Our Enterprise Solutions

Farfetch Platform Solutions

FPS is our enterprise offering to the luxury fashion industry, offering a modular suite of white-label technology solutions and services for luxury sellers. FPS delivers global, multi-channel e-commerce solutions that enable retailers and brands to drive growth and innovation, seamlessly interact with their customers, build stronger and closer relationships while allowing them to focus on the creative aspects of their businesses. These solutions are built on the Farfetch digital platform, providing the same capabilities and reach as the Farfetch Marketplace, and benefitting from innovations and product developments on our digital platform. FPS partners can choose from specific features or bundles of products and services or a full end-to-end e-commerce experience, tailored to their customer and business requirements.

By building on our fully API-enabled digital platform, partnering with FPS allows for a flexible front-end suite of products, comprising global websites, apps, WeChat stores and a shop-floor app, which helps in-store staff manage global inventory to enhance customer service in-store. Our back-end infrastructure allows retailers and brands to synchronize their websites in real time with in-store and warehouse inventory, both from mono-brand stores and other suppliers in their distribution network, and facilitate customer-friendly services such as in-store pick-up and returns.

In July 2018, Farfetch acquired CuriosityChina, a business that focuses on amplifying premium and luxury brands across digital platforms in China. CuriosityChina augments the FPS proposition to include plug-and-play access for luxury brands to expand rapidly in China via web, app, WeChat Store and WeChat Mini Programs.

FPS currently works with a number of brands across the luxury fashion industry. In 2019, FPS added Emilio Pucci, Phillip Lim and, Nicholas Kirkwood as clients. In February 2020, FPS launched a new global e-commerce platform for Harrods. Our strategic partnership allows Harrods to use and benefit from all of FPS’s core components, including e-commerce management, operations, international logistics, and technical support.

In addition, the Browns and Off-White e-commerce channels are powered and operated by FPS, and we intend to take this approach with other brands in the New Guards portfolio.

Augmented Retail and Farfetch Store of the Future

We believe the future of luxury fashion retail will be defined by the reinvention of the customer experience, through online and offline integrations. We call this vision Augmented Retail, taking the magic of the physical store experience and bringing it together with the advantages of the online and digital experience, underpinned by the use of data.

Our Augmented Retail vision was unveiled in April 2017, when we launched Farfetch Store of the Future. Our Augmented Retail vision begins with the customer in mind. Customers enjoy the experience of being in-store, building a relationship with the sales associate and experiencing merchandise in the luxury store setting, yet technology has meant that consumers now expect ultra-personalized experiences, both in their real and digital lives, and expect those worlds to be seamlessly connected. Our Augmented Retail vision reflects the retail experience of the future by giving retailers visibility of their consumers’ preferences, both in-store and online, enabling them to enhance the services they can offer. With this in mind, we have developed a range of services and technologies to progress innovation in the luxury industry.

Farfetch Store of the Future is our retail innovation arm focused on Augmented Retail, which seamlessly connects digital and physical experiences. We seek to develop and implement technology solutions which support the retail vision of brands and stores, enabling meaningful interactions between customers and the brand by leveraging data to empower the “Sales Associate of the Future”.

In February 2018, we announced a multi-year global innovation partnership with CHANEL. The pilot is now live in CHANEL’s flagship boutique at 19 rue Cambon, Paris, showcasing Farfetch Store of the Future technologies designed to augment the client and fashion advisor relationship, including a client boutique app and Fashion Advisor app, plus a number of connected devices (such as digital fitting room mirrors and product sensors). Following the success of the pilot, we are in discussions to expand the rollout of the Augmented Retail experience to additional CHANEL boutiques.

Other Services

Fulfilment by Farfetch

We offer a luxury logistics solution with our four third-party logistics warehouses in Italy, the United Kingdom, the United States and China, which luxury sellers can use to handle their fulfilment closer to the consumer. We are using proprietary data insights to predict where the product should be sitting with stock stored in strategically placed locations. This allows us to service consumers more efficiently, provides advantages for consumers, and removes friction from the growth of supply for our luxury sellers.

Farfetch Media Solutions

Farfetch Media Solutions works with brand partners to deliver holistic digital marketing campaigns optimized towards consumer engagement on the Farfetch Marketplace. While the offering is still in its early stages, our advertising services allow our brand partners to reach our luxury fashion consumers in the course of their decision-making journey on our digital platform. Farfetch Media Solutions enables strong partnerships with brands, access to our high-intent consumer base and creates original content designed specifically to engage our consumers. In the year ended December 31, 2019, Farfetch Media Solutions served over 100 campaigns across a diverse mix of brand partners as well as content on Farfetch Communities (described below).

Dream Assembly

Dream Assembly is our accelerator program for commerce and fashion technology start-ups, which provides access to mentorship, networking and support. It is designed to accelerate the growth of these start-ups, ensure Farfetch is working with the brightest innovators, and identify potential new partners for Farfetch. As of December 31, 2019, it has now completed three cycles and incubated 26 companies. Stella McCartney and Burberry partnered with us in supporting our Dream Assembly program in 2019.

Our Stores

While the proportion of luxury sales through e-commerce continues to increase, physical retail remains a crucial part of the sales journey for the luxury customer. Bain estimates that in 2019, 88% of personal luxury goods were bought in physical stores.

We are taking advantage of the power of the physical realm, including leveraging the brand-building and marketing opportunities afforded by a well-placed and well-presented store, with a number of our businesses, including Browns, Stadium Goods and Off-White operating physical retail locations.

Browns

Browns is an iconic British fashion and luxury goods retailer with a heritage of introducing new fashion labels and pioneering luxury fashion since the 1970s. As an example of its ability to identify new fashion talent, Browns purchased the entire design school graduation collection of then unknown designer John Galliano, championed other young designers such as Hussein Chalayan and Alexander McQueen from the outset of their careers and, more recently, was the first to stock Christopher Kane. Browns, a culturally relevant voice in fashion with two renowned stores in London, has continued to raise its profile in 2019 with the second installment of its pop-up series, in Berlin, (the first was in Los Angeles with Fred Segal in 2018) and exclusive collections with Fantastic Man and Sara Shakeel.

2020 will mark Browns’ 50th birthday and the anticipated opening of a flagship store in London’s Mayfair which will have separate womenswear and menswear floors; a level for exclusive capsule collections, collaborations and new brands; and another floor offering styling and concierge services for VIP consumers. The new store, which will replace the existing Browns store in Mayfair, will continue to pioneer innovations developed under our Augmented Retail strategy including Farfetch Store of the Future technology.

Stadium Goods

Stadium Goods’ flagship store, in New York City’s Soho neighborhood, is a destination for sneakerheads, as well as a market center where sellers can bring inventory for Stadium Goods to authenticate and consign for sale.

In 2019, Stadium Goods launched pop-up shops at Fred Segal in Los Angeles, the Sole DXB event in Dubai and, bringing together two members of the Farfetch family, as “Sneaker Beast” at the Browns East London store. In December 2019, Stadium Goods announced it expects to open its second store and market center in Chicago in Spring 2020.

Off-White

Currently, the most successful brand in the New Guards portfolio is Off-White. In order to reach a global audience for its merchandise, Off-White is sold wholesale to third-party retailers online, through the Farfetch Marketplace and its own, FPS powered, e-commerce channel, as well as in Off-White branded retail stores. As of December 31, 2019, Off-White operates its own stores located in New York and Las Vegas, as well as more than 40 Off-White branded franchise stores primarily outside Europe and the United States. In 2020, Off-White expects to open stores in Miami, Paris and London.

New Guards

In August 2019, we acquired New Guards. New Guards operates as a platform that uses a single common infrastructure model to incubate and grow emerging talent into highly sought-after brands. New Guards designs, manufactures and distributes luxury brands including Off-White, Heron Preston, Palm Angels and Marcelo Burlon, among others through a shared services model. New Guards operates an asset-light model; it sources all of its merchandise from independent contract manufacturers, procuring manufacturing resources based on demand, with quantities produced to-order. As a consequence, New Guards is inventory-light.

We believe New Guards will continue to elevate the Farfetch brand and increase organic traffic and consumer engagement, which will make Farfetch an even more attractive channel not just for consumers, but also for our brand partners. The acquisition augments our strategy to be the global platform for luxury fashion, empowering individuality, and connecting creators, curators and consumers.

As a result of adding New Guards, we now have the capability to bring creative visionaries and designers’ ideas to fruition by offering infrastructure including strategy development, design studio, sourcing and production, industrial capabilities, global distribution channels, merchandising, licensing, marketing and growth planning. Farfetch will help existing and future portfolio brands maximize their potential by opening new e-concessions on the Farfetch Marketplace and powering portfolio brands’ own e-commerce sites and other digital channels through FPS. We believe this will create what we call “brands of the future.”

The addition of New Guards gives us the opportunity to develop and introduce new and highly attractive brands to the Farfetch Marketplace, along with exclusive capsule collections and collaborations to further enrich the customer experience and boost consumer engagement with the Farfetch brand.

Our Technology

Technology is at the core of our strategy, powering our operational capabilities and the sustainable scalability of our digital platform. We believe that continuous investment in our technology has given us a competitive advantage and enabled fast innovation. We operate a modular end to end digital platform purpose built to connect the luxury fashion ecosystem worldwide. Our vision was to create a single operating system that could address the complex demands of consumers and luxury sellers alike. Our digital platform is designed to deliver the future of luxury retail by addressing the unique challenges faced by each participant in the ecosystem and to offer a transformative luxury experience across both offline and online channels. Our digital platform is built on an API enabled proprietary technology stack, which provides the foundation for our applications and services.

Marketing

Driving consumer demand and brand loyalty, with customer-centricity at the forefront

Our integrated marketing framework represents a core competency that we regard as essential to the success of our marketplace model. We are focused on continuing to build brand recognition and a demand generation engine that connects our consumers with our luxury sellers. Through driving high consumer demand, we aim to create a better proposition for our luxury sellers.

We have invested in building a talented in-house marketing team, while also developing proprietary technologies that enable us to build data driven and highly personalized campaigns that can scale globally.

Data Driven Approach

We collect and utilize a broad range of data from multiple touch points throughout the luxury fashion ecosystem. This allows us to identify audience segments that are highly engaged in the luxury fashion category, which enables us to focus both brand and performance marketing campaigns on those we believe have a high propensity to purchase. Marketing costs are allocated across our global digital media portfolio using advanced internal bidding algorithms, which are tuned to optimize return on investment.

We employ a scientific approach to marketing. We use our data insights to continuously optimize and improve our marketing and product experiences to be responsive to our consumers’ needs and provide them with a great customer experience. Our relentless focus on data driven testing enables us to innovate and optimize at a fast pace.

We have an audience focused, rather than channel focused, approach to both brand and performance marketing, which we manage as one integrated program. We use our rich audience insights to identify prospective consumers who we believe have an interest in, and intent to purchase, luxury fashion. We have built our own capabilities to deploy integrated campaigns that span the entire communications funnel, from awareness, to consideration to purchase and retention. We leverage the audience-targeting capabilities provided by our online media partners and other non-online sources, and we carefully monitor campaign reach based on propensity to buy and overall engagement with the category. The efficiencies gained from effective audience targeting allow us to build high frequency campaigns that drive awareness of our brand proposition.

We use sophisticated media mix measurement and modeling techniques to evaluate marketing performance, and we match our investment in audience and media to the predicted lifetime value that we believe each segment will generate, optimizing on a market by market basis.

Global Scale

Our marketing team is comprised of a broad range of capabilities and disciplines and is responsible for the development of all global performance and brand marketing campaigns. From a demand generation perspective, we manage active marketing campaigns across 190 countries and utilize a hub-and-spoke operating model that enables us to scale and rapidly deploy new campaigns across all markets, while also localizing messaging and creative assets.

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

Consumer Acquisition

We principally acquire consumers through online channels, including paid and organic search, metasearch, affiliate partnerships, display advertising and social channels. We also sometimes use promotions to drive consumer acquisition and sales on the Farfetch Marketplaces. We have channel experts who work with dedicated analysts, data scientists and engineers. We have invested significant resources to establish systems that optimize paid search, and our team is highly skilled at developing programs and algorithms to maximize our return.

Retention and Loyalty

We focus on building continuous dialogue with our consumers given their levels of engagement with luxury shopping. We do this by creating inspiring content and developing personalized and tailored product recommendations, which we distribute via email, push notifications, social media, display advertising and directly on the Farfetch Marketplace. We also sometimes use promotions to drive consumer retention and sales. Our brand marketing approach is to focus on offering products and services that consumers cannot find anywhere else, be that exclusive capsule collections, exclusive products, items only available through our network of luxury sellers, access to personal stylists for our most loyal consumers and more. We offer a host of luxury merchandise and services available only on Farfetch.

We launched ACCESS, Farfetch’s new loyalty program, for a limited global test group and for consumers in the United Kingdom in 2018. ACCESS provides consumers with benefits and rewards based on their annual spend on the Farfetch Marketplace. Based on the success after first launching ACCESS, we have continued to invest in the program throughout 2019, with rollout continuing at pace to further countries in that year, increasing the consumer base enrolled by 63% between the third and fourth quarter of 2019. As of January 31, 2020, there were approximately 1 million ACCESS members across five tiers ranging from Bronze to Private Client.

Farfetch Private Client

Farfetch Private Client caters to some of our most important and highest spending consumers. Our Private Client proposition is to make Farfetch the only place these valuable consumers need to go to for all of their luxury fashion needs.

We offer high end services such as a dedicated personal shopper, priority access to a customer service line and Fashion Concierge services. Fashion Concierge allows Farfetch Private Client consumers to access exclusive merchandise and to source merchandise from non Farfetch sellers via our stylists. We also provide Farfetch Private Client consumers exclusive benefits, such as pre-order options, access to special items, events and experiences, early access to coveted items and sales, free shipping and a Farfetch Private Client app.

Farfetch Communities

Farfetch Communities provides updated daily editorial and community content, on the Farfetch Marketplace site and on social channels, which brings to life Farfetch’s unrivalled range of luxury fashion and creates an ever-changing, inspiring way to help our consumers discover the things they love. We named the initiative Communities in celebration of our local-global Farfetch community of fashion-loving creators, curators and consumers and it is designed to be an ever-changing content which features their influential taste, collections and fashion viewpoints. Farfetch Communities is an innovative approach to telling our brand story by using content created by our contributors, including our partners and consumers, in a manner which is highly relevant to consumers and the way they use media today. It also enables us to highlight the vast global Farfetch community, which is made of fashion lovers and consumers, influencers, and our brands and retailers, who are all incredible storytellers.

Positively Farfetch

Positively Farfetch is a 360-degree strategy to embed sustainability in and across our business. We want to become the global platform for good in luxury fashion by empowering everyone we work with to think, act and choose positively. The strategy has three key pillars, that each align with core business drivers.

Positively Cleaner is focused on environmental impact reduction, and is expected to help us become a more cost-efficient business. In addition to rolling out sustainably sourced and fully recyclable packaging globally, in 2019 Farfetch signed both the G7 Fashion Pact and the UN Fashion Industry Charter for Climate Action. By joining these initiatives, we will be working together with other global businesses to help find solutions to tackle climate change; developing, and committing to bold shared targets in areas such as reducing emissions, increasing renewable energy use and eliminating single use plastics.

Positively Conscious is focused on inspiring our consumers to make positive choices that consider the impact on the environment, society and animal welfare, and help us become the global destination for more conscious fashion consumers. We have teamed up with Good On You, an independent agency that rates the sustainability of brands across these three areas. Based on these ratings, we have created 'Conscious Edits' for Women, Men and Kids, 'Positively Conscious' labels and information on merchandise, and a Positively Conscious filter. This is all aimed at helping our consumers make informed decisions about their purchases.

Positively Circular is focused on investing in new services that help extend the life of clothes and help drive growth and consumer retention. For example, in 2019 we began piloting Second Life, a service which enables consumers to trade in their pre-owned designer bags for Farfetch Marketplace credit. We also launched our Thrift+ and Farfetch partnership as a pilot in the United Kingdom, which allows consumers to donate used clothes which are then sold, with one third of proceeds of sale donated to the consumer’s chosen charity. The consumer can then choose to either donate a further third to charity or receive it as Farfetch Marketplace credit (Thrift+ retain one third of the proceeds for administering the service).

Browns is also focusing on sustainability covering the same pillars of opportunity; Cleaner, with its conscious packaging option and green local deliveries; Conscious, with clear on-site and in-store labeling of products made with a more positive social and environmental impact; and Circular, with a partnership with Armarium for luxury fashion rentals, as well as collaborations with designers that look at up-cycling and vintage.

Security and Data Protection

We are committed to the security and privacy of our consumers’ experience with Farfetch. We undertake administrative and technical measures to protect our systems and the consumer data those systems process and store. We have developed policies and procedures designed to manage data security risks. We employ technical security defenses, we monitor servers and systems, and we use technical measures such as data encryption. We also use third parties to assist in our security practices and prevent and detect fraud. Our consumers’ privacy expectations are very important to us and we have a team tasked with responding to our consumer inquiries regarding their personal data.

Competition

We operate in a competitive industry, and consumers have the option to purchase both online and offline. While we believe that we do not have any direct competition with the Farfetch Marketplace, we have indirect competitors in two primary categories:

Technology enablement companies:

•	Technology companies that may attract sellers by enabling commerce, such as Shopify or Square; and

•	White label service providers, which offer end to end solutions.

Luxury sellers:

•	Online luxury retailers that buy and hold inventory and typically ship from a small number of centralized warehouses;

•	Multichannel players, which are independent retailers that have developed an online channel following the success of their physical retail operations;

•	Niche multi brand and streetwear sites;

•	Luxury department stores; and

•	Luxury brand stores.

In addition, the brands in the New Guards portfolio of brands face competition from many different luxury and streetwear brands.

Our Intellectual Property

Our intellectual property, including copyrights and trademarks, is an important component of our business. We have registered trademarks in various international jurisdictions for FARFETCH, BROWNS and STADIUM GOODS among other brands. Our intellectual property portfolio includes numerous domain names for websites that we use in our business. We have one issued patent in the United Kingdom. We have several published and unpublished patent applications in the United Kingdom, Europe and internationally, which, if issued, would cover aspects of our proprietary technology, and the software code underlying our proprietary technology is also likely protected by copyright.

New Guards owns, or is the exclusive licensee of, various intellectual property rights in the brands that form the New Guards brand portfolio. The existing license agreements permit New Guards to, among other things, manufacture, distribute, advertise and sell merchandise of the relevant brand in exchange for the payment of royalties. Terms of the license agreements can vary. For example, New Guards has exclusive, worldwide licenses for the use of the Off-White, Palm Angels and Heron Preston trademarks. In addition, the license for the OFF-WHITE trademark expires in 2035 and includes a right for either party to opt out of the agreement effective as of January 1, 2026 subject to notice provisions.

We control access to, use and distribution of our intellectual property through license agreements, confidentiality procedures, non‑disclosure agreements with third parties and our employment and contractor agreements. We rely on contractual provisions with suppliers and luxury sellers to protect our proprietary technology, brands and creative assets. We use a third‑party enforcement tool to monitor online copyright and trademark infringement across domains, social media and mobile applications for BROWNS, FARFETCH and the brands in the New Guards portfolio, as well as a trademark watch service, which notifies us of potentially conflicting trademark applications. We have also registered FARFETCH, BROWNSFASHIONSTORE and the marks for the brands in the New Guards portfolios with a global domain name watch service and various domain name protected lists to alert us to third party domain name registrations that could potentially be infringing or cybersquatting.

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

In particular, we are subject to an evolving set of data privacy laws in the United States, European Union, Brazil and other jurisdictions. As of May 25, 2018, GDPR went into effect. GDPR provides for a number of changes to the previous regime, including more onerous requirements on companies that process personal data, including, for example, expanded disclosures to tell our consumers about how personal information is to be used, increased rights for consumers to access, control the use of and delete their data and object to marketing and profiling. Certain breaches of GDPR may impose fines up to the greater of €20 million or 4% of the global turnover on a group basis. In addition, specific EU legislation regulating privacy online, including the use of cookies and similar technologies and online targeted advertising, is also under reform. In the United States, CCPA went into effect in California on January 1, 2020. The new law, among other things, requires new disclosures to California consumers, affords consumers new abilities to opt out of certain disclosures of personal information and new rights of data access and deletions, and imposes significant fines and penalties for violations of privacy or data security provisions.

China

The State Administration for Market Regulation (“SAMR”) of China issued Regulations on Clearly Marking the Prices and Prohibition of Price Fraud (“Draft for Comment”) (the “Draft Pricing Regulations”) on May 30, 2019, seeking public comments until June 30, 2019. So far the Draft Pricing Regulations are still under the legislative review and may be subject to further revisions before being officially promulgated.

According to the Draft Pricing Regulations, Farfetch would be required to show both VIP and non-VIP prices on the same product display page within the same Farfetch China “trading premises” (including Farfetch.cn and Farfetch China app). We have explored potential mitigation strategies if the Draft Pricing Regulations become effective and obtained preliminary validation from the local law enforcement agency.

The Cyberspace Administration of China (“CAC”), the central internet regulator, issued Draft Measures of Security Assessment before Cross-border Transfer of Personal Data (the “Draft Measures of Cross-border PI Transfer”) and Draft Administrative Measures of Data Security (“Draft Measures of Data Security”) on June 13, 2019, soliciting public comments by July 13, 2019. The Draft Measures remain under legislative review and may be subject to further revisions before being officially promulgated.

According to the Draft Measures, transfer of personal data out of China will be prohibited if disapproved by CAC local branch after conducting a security assessment. When conducting a security assessment, CAC is expected to focus on: (a) whether personal data is collected and stored in China in full compliance with applicable law; (b) whether our data transfer technical design is in full compliance with applicable law; and (c) whether the overseas direct recipients have the same level of data protection capability.

We are carrying out an internal assessment to ensure we meet the above requirements and to prepare to apply to CAC Shanghai branch for security assessment and approval.

Our operation of the Farfetch.cn website and the Farfetch China app in mainland China is subject to a value-added telecommunication license, which we first obtained in December 2016 and then renewed in December 2019, for another 3 years. Our value-added telecommunication license is issued by Shanghai Communications Administration, which has its approval power delegated from the Ministry of Industry and Information Technology.

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

C. Organizational Structure

Please refer to Note 22 to our audited consolidated financial statements for the years ended December 31, 2019, 2018 and 2017 included elsewhere in this Annual Report for a listing of the Company’s significant subsidiaries, including name, country of incorporation, and proportion of ownership interest.

D. Property, Plant and Equipment

Our Facilities

We have offices in Braga, Dubai, Hong Kong, Lisbon, London, Los Angeles, Milan, Moscow, New Delhi, New York, Porto, São Paulo, Shanghai and Tokyo, and production centers in Guimarães, Hong Kong, Los Angeles and São Paulo. In addition, Browns leases retail properties in London, Stadium Goods leases retail properties in Chicago and New York and New Guards leases retail properties in Las Vegas, London, Miami, New York and Paris.

Our London office is our corporate headquarters, housing central support functions, and is leased for a term of 12 years expiring in December 2027. It covers an aggregate of approximately 36,000 square feet, divided over six floors.

Our two Porto offices together house our largest employee population, including finance and customer support and operations. The two offices cover an aggregate of approximately 235,000 square feet and are leased for periods of seven to eleven years, all expiring in 2025.

On April 8, 2019, Farfetch Portugal – Unipessoal, Lda, one of our subsidiaries, acquired approximately 70,000 square meters of land in Matosinhos, Portugal from Medida Gabarito, Lda. We intend to use this land to build a campus for our employees based in Porto, to support our technology and operational functions as well as our digital production studios. The total cost of the purchase was $18 million including taxes and fees. As of December 31, 2019, we had incurred additional expenditures of approximately $140,000 on the campus. We are in the preliminary stages of planning and estimating the total cost for the buildout and fit of the campus and are evaluating the most effective funding structure before proceeding with further expenditures.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion in conjunction with Item 3. “Key Information — A. Selected Financial Data,” our historical consolidated financial statements and the related notes included elsewhere in this Annual Report. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in Item 3. “Key Information — D. Risk Factors.” Actual results could differ materially from those contained in any forward-looking statements.

On May 15, 2018, Farfetch Limited was incorporated under the laws of the Cayman Islands to become the holding company of Farfetch.com Limited and its subsidiaries pursuant to the Reorganization Transactions. Farfetch Limited has engaged solely in operations and activities incidental to its formation, the Reorganization Transactions and the initial public offering of our Class A ordinary shares. Accordingly, financial information for Farfetch Limited and a discussion and analysis of its results of operations and financial condition for the period of its operations prior to the Reorganization Transactions would not be meaningful and are not presented. Following the Reorganization Transactions, the historical consolidated financial statements of Farfetch Limited will include the historical consolidated financial results of Farfetch Limited and its consolidated subsidiaries for all periods presented. When we refer to the “Consolidated Group” or “Group” we are referring to Farfetch Limited and its consolidated subsidiaries.

Business Overview

Our mission is to be the leading global platform for the luxury fashion industry, connecting creators, curators and consumers.

Our core business is focused on generating income from transactions between sellers and consumers conducted on our platform. Transactions generate GMV, which we collect and remit to sellers after deducting our commission, fulfilment and other related income, which is based on a revenue-share model. With the acquisition of New Guards in August 2019, a portion of our income is now generated from business-to-business transactions with retailers. A lesser portion of our income is generated from sales made in physical stores that we operate. All these activities enable us to operate across the global luxury ecosystem.

Business Highlights

On January 4, 2019, Farfetch Limited completed the acquisition of 100% of the outstanding shares of Stadium Goods, the sneaker and streetwear marketplace for total consideration of $230.9 million. The Group expects to benefit from Stadium Goods’ brand, access to supply, and a team who have joined the Group, bringing with them a strong passion for, and knowledge of, luxury streetwear, further enhancing our marketplace and stores offering. For further information, refer to Note 5 to our consolidated financial statements included elsewhere in this Annual Report.

In August 2019, we completed the acquisition of 100% of the outstanding shares of New Guards for a total consideration of $704.1 million. This acquisition of New Guards, which operates as a platform that uses a single common infrastructure and model to incubate and grow emerging talent into highly sought-after brands, extends our capabilities and further enables us to leverage our existing global consumer base, large boutique network and significant data insights. New Guards further enables our support of the luxury ecosystem. The addition of New Guards expands the Farfetch Marketplace proposition with a broad selection and increased supply from the New Guards’ portfolio of brands, including Off-White, Palm Angels, Heron Preston, and Marcelo Burlon County of Milan, along with exclusive capsule collections and collaborations to further enrich the customer experience and boost consumer engagement with the Farfetch brand. Our consolidated financial statements include the revenue and results of operations for the acquisition of New Guards for the period since acquisition date. For further information, refer to Note 5 to our consolidated financial statements included elsewhere in this Annual Report.

Segment Change

Following the acquisition of New Guards, in the fourth quarter of 2019, management determined that it had three operating segments: (i) Digital Platform, (ii) Brand Platform and (iii) In-Store, given our new organizational structure and the manner in which our business is reviewed and managed. In fourth quarter 2019, we realigned our reportable operating segments to reflect how our Chief Operating Decision-Maker was making operating decisions, allocating resources and evaluating operating performance. See “Operating Results by Segment” and Note 6 (“Segmental and geographical information”) to our consolidated financial statements included elsewhere in this Annual Report for additional information about these segments.

Sources of Revenue

Our revenue is derived from four streams:

•

Digital Platform Services Revenue, which primarily includes commissions and related income from third-party sales and to a lesser extent revenue from first-party sales. The revenue realized from first-party sales is equal to the GMV of such sales because we act as principal in these transactions, and thus related sales are not commission based. Digital Platform Services Revenue was referred to as Adjusted Platform Revenue or Platform Services Revenue in previous filings. Digital Platform Services Revenue is included in our Digital Platform segment.

•

Digital Platform Fulfilment Revenue, which is revenue from shipping and customs clearing services that we provide to our digital consumers, net of consumer promotional incentives, such as free shipping and promotional codes. Digital Platform Fulfilment Revenue was referred to as Platform Fulfilment Revenue in previous filings. Digital Platform Fulfilment Revenue is included in our Digital Platform segment

•

Brand Platform Revenue, which is revenue relating to the New Guards operations less revenue from New Guards’: (i) owned e-commerce websites, (ii) direct-to-consumer channel via our Marketplaces and (iii) directly operated stores. Revenue relating to its owned e-commerce websites and its direct-to-consumer channel are recognized as Digital Platform Services Revenue and revenue relating to its directly operated stores is recognized as In-Store Revenue. Revenue realized from Brand Platform is equal to GMV as such sales are on a first-party basis and are not commission based.

•

In-Store Revenue, which is revenue generated in our retail stores which include Browns, Stadium Goods and New Guards’ directly operated stores. Revenue realized from In-Store sales is equal to GMV of such sales because such sales are not commission based.

Refer to “Key Operating and Financial Metrics” below for a discussion of the key operating and financial metrics we use and “Operating Results by Segment” for a discussion of segmental performance and revenues by segment for the years ended December 31, 2019 and 2018.

For further information on our principal sources of revenue and how the different types of revenue are classified in our consolidated statement of operations refer to Note 2.3 (e) to our consolidated financial statements included elsewhere in this Annual Report.

For further information on our revenues by geography, refer to Note 6 to our consolidated financial statements included elsewhere in this Annual Report.

Factors Affecting our Financial Condition and Results of Operations

Our financial condition and results of operations have been, and will continue to be, affected by a number of important factors, including the following:

Growth and Quality of our Luxury Supply

Our marketplace business model allows us to offer consumers a broad and deep selection of luxury, with a high stock value while incurring minimal inventory risk, by combining supply from a large number of globally distributed luxury sellers. Our success depends on the participation of these luxury sellers on the Farfetch Marketplace, their highly curated range of products and our ability to effectively sell these goods.

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

The breadth and depth of inventory available through the Farfetch Marketplace is reflected in our stock value. Brands and designers typically have two primary seasonal collections per year, spring/summer and fall/winter. We expect to continue to grow the stock value and stock units on the Farfetch Marketplace from existing luxury sellers, adding luxury sellers from new geographies, large multi-brand retailers and new brands.

Our strong top-line performance highlights our success in leveraging our unique platform to go after the $100 billion opportunity we see in online luxury. And with luxury brands increasingly moving to reduce wholesale in favor of direct-to-consumer distribution strategies, our unique e-concession model has positioned Farfetch as the multi-brand digital partner of choice. As a result, we nearly doubled the rate of direct brand partnership signings in 2019 with e-concessions on the Farfetch Marketplace accelerating to grow almost 40% to more than 500 at year-end.

As of December 31, 2019, we had more than 1,200 luxury sellers on the Farfetch Marketplace, of which over 700 were retailers and more than 500 were brands who sell directly on the Farfetch Marketplace. As of December 31, 2018, we had approximately 1,000 luxury sellers on the Farfetch Marketplace, of which more than 600 were retailers and just under 400 were brands who sell directly on our Marketplace. Both the mix of sales from brands versus retailers and the mix of first-party sales versus third-party sales can impact our results of operations as each attract different margins. As at December 31, 2019, we had retained all of the top 100 brands and top 100 boutiques we had as of December 31, 2018.

Growth, Engagement and Retention of Our Consumer Base

Digital Platform

Digital Platform GMV and revenue primarily grow as a result of acquiring and retaining Active Consumers, increasing the Average Order Value and the volume of orders.

As of December 31, 2019, we had 2,068,000 Active Consumers, up from 1,382,000 as of December 31, 2018.

We have been able to grow Digital Platform GMV from both new and existing consumers since launching the Farfetch Marketplace in 2008. While we continue to acquire new consumers, the share of Digital Platform GMV from existing consumers has also continued to increase over time, indicating we have retained existing consumers.

We define new consumers as those who placed their first order on the Farfetch Marketplace.

We expect growth in new consumers to be driven by further penetration of the luxury consumer market, including growing our business in emerging markets, such as China, the Middle East, Latin America and Russia.

New Guards and Brand Platform

New Guards operates as a platform that uses a single common infrastructure and model including strategy development, design studio, sourcing and production, industrial capabilities, global distribution channels, merchandising, licensing, marketing and growth planning for brands in its portfolio. The success of our Brand Platform segment is dependent on the popularity of the brands in the New Guards portfolio, and the incubation of new brands, as New Guards has demonstrated historically. Luxury apparel, footwear and accessories are subject to rapidly changing fashion trends and constantly evolving consumer tastes and demands, and success depends in large part on the brands in our New Guards portfolio being able to originate and define fashion product trends, as well as to anticipate, gauge, and react to changing consumer demands in a timely manner. Demand for our brands’ products may fluctuate significantly from season to season, and while we continue to grow our brand portfolio organically or by acquisition, including the acquisitions of Ambush and Opening Ceremony announced in January 2020, we face competition from many different luxury and streetwear brands. The ability of the brands in the New Guards portfolio to anticipate, identify, and respond effectively to changing consumer demands and fashion trends impacts our revenue and profitability. In addition, although New Guards’ business has been historically inventory light, we intend to grow the direct-to-consumer business of the brands in the New Guards portfolio, potentially increasing the risk of unsold inventory. Conversely, if we underestimate consumer demand for the brands’ products, we may experience inventory shortages.

We have begun to take actions to reduce wholesale distribution of New Guards brands and restrict the geographic distribution by other online retailers, as we move to favor our own direct-to-consumer channels, similar to the broader industry.

Cost of Consumer Acquisition and Engagement

Our Digital Platform financial performance also depends on the expenses we incur to attract and retain consumers.

Demand generation expense consists primarily of fees that we pay our various media and affiliate partners. We will continue to invest in consumer acquisition and retention while the underlying consumer unit economics and customer lifetime value indicate the return on investment is strong. While we expect these expenses to increase as we continue to grow, we expect such expenses to decrease as a percentage of Adjusted Revenue over time as we continue to improve the efficiency of our demand generation activities and the percentage of our business related to existing consumers increases. In particular, we continue to gain efficiencies in our performance marketing spend by leveraging the large volume of product performance data that we have available to enhance our media bidding decisions across paid search, meta-search and online display. We are focusing on developing our brand to organically grow the traffic on our Marketplaces. We also expanded our network of active media partners, which extended our audience reach and further diversified our overall media mix.

We also generate highly attractive consumer economics. While we are continuously focused on adding new Active Consumers to the Farfetch Marketplace, we are also focused on increasing their purchase frequency and Average Order Value after their initial purchase, while lowering retention expenditure. As a result, our existing consumers have typically generated a higher Digital Platform Order Contribution Margin over time.

Fulfilment

To facilitate and grow our Digital Platform, we provide fulfilment services to Marketplace consumers and receive revenue from the provision of these services, which is by and large a pass-through cost with no economic benefit to us, and therefore we calculate our Adjusted Revenue excluding Digital Platform Fulfilment Revenue. We offer our platform partners access to a fully integrated logistics network, which enables them to ship to consumers in 190 countries. This is an essential part of the consumer and luxury seller proposition and provides an unparalleled luxury experience. We have developed a comprehensive cross-border network for delivery, provided by leading third-party partners globally, which also provides the Farfetch Marketplace consumers with a free, simple and efficient returns process.

Scaling our Global Platform

We will continue to invest in our smart supply chain management and luxury customer care to provide our consumers with a differentiated global product offering but localized customer experience. Our end-to-end operations include in-house content creation to achieve a luxury product presentation, localized interfaces, multilingual customer service, secure payment methods and seamless customs clearance and tariffs navigation. While we expect our operational expenses to increase as we continue to grow, we expect such expenses to decrease as a percentage of Adjusted Revenue over time as we continue to achieve economies of scale and deliver operating leverage.

Investments in Technology

We will continue to invest in people, product and infrastructure to maintain and grow our platform. Our technology expense in the twelve months ended December 31, 2019 was $84.2 million, up 23.4% from $68.2 million in the twelve months ended December 31, 2018. Our technology expense has increased as we continue to recruit additional personnel and to develop our technology expertise across the full spectrum of engineering, architecture, infrastructure, data engineering, integrations, security, agile and project management, and information systems and planning. As of December 31, 2019, we had 1,518 full-time data scientists, engineers and product employees, representing 33.5% of our total headcount. We have adjusted the pace of our increase in technology headcount, by using outsourcing to create a flexible and adaptable workforce to meet fluctuations in development needs. We expect to increase our total number of data scientists and engineers, to approximately 1,850 people by the end of 2020.

As announced previously, in 2019 we initiated a strategic partnership with Harrods, for which we increased our investment in technology by approximately $10.5 million to accelerate developments which we believe will allow us to continue to capture and expand the reach of our platform and generate future growth driving technological innovation in the luxury industry.

Promotional Activity

The luxury market is subject to promotional activity. Promotions can be company-funded, partner-funded or a mix of both. We use promotions to drive consumer acquisition, retention and sales. We may elect to engage in promotional activity at times and at price levels we deem appropriate, or we may engage in promotional activity when we see market peers doing the same, and our performance may be impacted depending on the level of promotion and funding driven by the Company and the market condition.

In the fourth quarter of 2018 luxury retailers demonstrated a higher than expected level of promotional activity. This trend toward promotional activity intensified in 2019, and is expected to continue at least through the second quarter of 2020. This reflects global luxury fashion online retailers’ significantly increased discounting and promotions, including earlier and larger discounts and more aggressive promotions culminating in unprecedented promotional activities in Summer 2019.

When competitors increase promotional activity, we can react to those promotions symmetrically by increasing our promotional activity, as we did in 2019. Alternatively, we can decide not to match competitors’ promotional activity, which we believe improves our relationships with brands and, in turn, supply on the Farfetch Marketplace, as well as promoting the luxury nature of our brand, as we began to do in the second half of 2019. Promotional activity also has the potential to impact supply; if we decide not to incentivize promotional activity by our retailers by not funding, by reducing our funding, by requiring our retailers to fund promotions in whole or part, or if we increase the mix of partner-funded promotions (as we did in the fourth quarter of 2019), it could adversely impact our relationships with our retailers.

Investment in Innovation and Profitable Growth

We have historically invested in opportunities to advance our strategic objectives, including acquisitions, investments in our customers, and investments to deliver technology and other resources. Whilst these investments present various levels of risk and may result in lower profitability for the Company, we believe they will allow us to both widen and leverage our platform and expand our consumer base and offering.

During 2019, we continued to innovate and invest in our existing consumers, completing the roll-out of our loyalty program ACCESS which we believe has the potential to increase consumer engagement and ‘spend per consumer’. As of January 31, 2020 there were approximately 1 million ACCESS members. This is a key investment in our loyal consumers which we expect to impact our Contribution Margin, but we believe will deliver significant returns in the medium-term by differentiating Farfetch as the preferred destination for luxury fashion online. We also expect to continue to invest in our highest-value customers, continuing the investment we made in our private client offering in 2019. Private Client represents our highest spending and most engaged customer segment, and in 2019, the top 1% of our customers represented 27% of our revenue. During the year, we expanded our resources to serve this fast growing and highly valuable customer, to now have over 100 stylists servicing our VIPs in 20 cities around the world.

In 2019, in an effort to drive profitable growth, we introduced Farfetch Second Life, a new initiative we are piloting to give designer bags a second lease of life in exchange for credit to fund future purchases on our Marketplace.

In 2019, the Company made multiple acquisitions:

-	In January 2019, we acquired Stadium Goods, a premium sneaker and streetwear marketplace.
-	In February 2019, we acquired Toplife, JD.com’s luxury platform and announced that as part of this agreement, Farfetch will gain ‘Level 1’ Access on the JD.com mobile app.
-	In April 2019, we completed the previously announced acquisition of CuriosityChina, a leading integrated marketing and social commerce company.
-	In July 2019, we completed the previously announced strategic partnership with Chalhoub Group to further our expansion in the Middle East.
-	In August 2019, we acquired New Guards, a platform for the development of global fashion brands that complements the Group's strategy to be the global platform for luxury fashion.

We also expect to continue to invest in innovation. In 2018, we created an internal accelerator program, Dream Assembly. Selected startups go through a seven week series of workshops, inspirational talks, mentorship meetings and pitch training sessions. As part of Dream Assembly, the selected startups will receive €30,000 in a convertible note to help cover operating costs and expenses. As of December 31, 2019, we have had three cohorts of the program. At December 31, 2019, we had $842,000 invested in these startups.

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

Foreign currency fluctuations.     The global nature of our business means that we earn revenue and incur expenses in a number of different currencies. Movements in exchange rates therefore impact our results and cash flows. Foreign exchange exposure is created by the currency received, determined by the consumer’s location, and the currency we pay to the retailer and brand as determined by their location. This results in transactional foreign currency exposure. Our general policy is to hedge this transactional exposure using forward foreign exchange contracts. We do not hedge translation risk.

Mergers and acquisitions.     We have acquired several businesses recently and we continue to evaluate new opportunities as they arise. When we acquire new businesses, we are required to allocate the consideration payable to the assets acquired. Some of these assets, such as brand names and licenses and customers lists, need to be amortized over their estimated lives and hence we record an expense to reflect this. This expense impacts our reported results and if we acquire more businesses, we would expect this expense to increase.

Key Operating and Financial Metrics

The key operating and financial metrics we use are set forth below. The following table sets forth our key performance indicators for the years ended December 31, 2017, 2018 and 2019. In addition, we no longer believe “Number of Orders” on the Farfetch Marketplace provides a meaningful view of business performance, and we will not report this metric going forward. We also believe it is more useful to present AOV for both the Farfetch Marketplace and Stadium Goods, as they operate at two different price points.

	Year ended December 31,
	2017	2018	2019
	(in thousands, except per share data and AOV)
Consolidated Group:
Gross Merchandise Value ("GMV") (1)	$909,826	$1,407,698	$2,139,699
Revenue	385,966	602,384	1,021,037
Adjusted Revenue (1)	311,784	504,590	893,077
Gross Profit	204,766	298,450	459,846
Gross Profit Margin	53.1%	49.5%	45.0%
Loss After Tax	(112,275)	(155,575)	(373,688)
Adjusted EBITDA (1)	(58,079)	(95,960)	(121,376)
Adjusted EBITDA Margin (1)	(18.6%)	(19.0%)	(13.6%)
Earnings Per Share (“EPS”)	$(0.50)	$(0.59)	$(1.21)
Adjusted EPS (1)	(0.39)	(0.38)	(0.56)
Digital Platform:
Digital Platform GMV (1)	$894,392	$1,392,103	$1,947,868
Digital Platform Services Revenue	296,350	488,995	701,246
Digital Platform Gross Profit	196,581	291,706	371,913
Digital Platform Gross Profit Margin (1)	66.3%	59.7%	53.0%
Digital Platform Order Contribution (1)	127,379	194,411	220,563
Digital Platform Order Contribution Margin (1)	43.0%	39.8%	31.5%
Active Consumers (1)	936	1,382	2,068
Average Order Value - Marketplace (1)	$620	$619	$608
Average Order Value - Stadium Goods (1)	-	-	315
Brand Platform:
Brand Platform GMV (1)	$-	$-	$164,210
Brand Platform Revenue	-	-	164,210
Brand Platform Gross Profit	-	-	75,007
Brand Platform Gross Profit Margin	-	-	45.7%

(1)	See Item 3. “Key Information — A. Selected Financial Data — Non-IFRS and Other Financial and Other Operating Metrics” for a definition, explanation and, as applicable, reconciliation these measures.

A. Operating Results

This section on operating results analyzes both the consolidated Group results and the results by segment.

Key Operating Results and Operating Metrics of the Group

The following tables shows our consolidated results of operations for the years ended December 31, 2017, 2018 and 2019 and as a percentage of revenue.

	Year ended December 31,
	2017	2018	2019
	(in thousands)
Revenue	$385,966	$602,384	$1,021,037
Cost of revenue	(181,200)	(303,934)	(561,191)
Gross profit	204,766	298,450	459,846
Selling, general and administrative	(295,960)	(471,766)	(869,609)
(Losses)/ gains on items held at fair value	(3,300)	-	21,721
Share of profits of associates	31	33	366
Operating loss	(94,463)	(173,283)	(387,676)
Net finance income/(costs)	(17,642)	19,866	15,150
Loss before tax	(112,105)	(153,417)	(372,526)
Income tax expense	(170)	(2,158)	(1,162)
Loss after tax	$(112,275)	$(155,575)	$(373,688)

	Year ended December 31,
	2017	2018	2019
	(in percentages)
Revenue	100.0%	100.0%	100.0%
Cost of revenue	(46.9)	(50.5)	(55.0)
Gross profit	53.1	49.5	45.0
Selling, general and administrative	(76.7)	(78.3)	(85.1)
(Losses)/ gains on items held at fair value	(0.7)	-	2.1
Share of profits of associates	(0.0)	(0.0)	0.0
Operating loss	(24.3)	(28.8)	(38.0)
Net finance income/(costs)	(4.6)	3.3	1.5
Loss before tax	(28.9)	(25.5)	(36.5)
Income tax expense	(0.1)	(0.4)	(0.1)
Loss after tax	(29.0%)	(25.9%)	(36.6%)

Comparison of Year Ended December 31, 2018 and 2019

Revenue

	Year ended December 31,
	2018	2019	$ Change	% Change
	(in thousands)
Revenue	$602,384	$1,021,037	$418,653	69.5%
Less: Digital Platform Fulfilment Revenue	(97,794)	(127,960)	(30,166)	30.8%
Adjusted Revenue	$504,590	$893,077	$388,487	77.0%

Revenue by type of good or service consisted of the following components:

	Year ended December 31,
	2018	2019	$ Change	% Change
	(in thousands)
Digital Platform Services Revenue	$488,995	$701,246	$212,251	43.4%
Digital Platform Fulfilment Revenue	97,794	127,960	30,166	30.8%
Brand Platform Revenue	-	164,210	164,210	n/a
In-Store Revenue	15,595	27,621	12,026	77.1%
Total Revenue	$602,384	$1,021,037	$418,653	69.5%

Revenue for the year ended December 31, 2019 increased by $418.7 million, or 69.5%, compared to the year ended December 31, 2018. Adjusted Revenue for the year ended December 31, 2019 increased by $388.5 million, or 77.0%, compared to the year ended December 31, 2018.

The increase was primarily driven by 43.4% growth in Digital Platform Services Revenue to $701.2 million, and the addition of Brand Platform Revenue following the acquisition of New Guards which contributed $164.2 million in the five months to December 31, 2019. Digital Platform Fulfilment Revenue increased 30.8% to $128.0 million driven by Digital Platform Services GMV. In-Store Revenue increased 77.1% to $27.6 million primarily due to the addition of revenue from New Guards’ and Stadium Goods directly-operated stores as well as growth in Browns stores.

The increase in Digital Platform Services Revenue of 43.4% was driven by 39.9% growth in Digital Platform GMV, including 75.5% growth in first-party Digital Platform GMV, which is included in Digital Platform Services Revenue at 100% of the GMV. This was partially offset by a decline in Third-Party Take Rate from 32.0% to 30.7% year-over-year driven by an increased proportion of supply direct from brand partners in 2019. The increase in Digital Platform GMV was primarily driven by increases in Active Consumers from 1,382,000 at December 31, 2018, to 2,068,000 at December 31, 2019 (an increase of approximately 50%) year-over-year, driving an increase in the volume of orders, partially offset by a decrease in the blended Marketplace and Stadium Goods Average Order Values across the Digital Platform.

Digital Platform Fulfilment Revenue represents the pass-through of delivery and duties charges incurred by our global logistics solutions, net of any Farfetch-funded customer promotions and incentives. Digital Platform Fulfilment Revenue accounted for 12.5% of Revenue in 2019, down from 16.2% in 2018. While Digital Platform Fulfilment Revenue would be expected to grow in line with the cost of delivery and duties, which increase as Digital Platform GMV and order volumes grow, an increase in the level of Farfetch-funded promotions and incentives will decrease Digital Platform Fulfilment Revenue, as Digital Platform Fulfilment Revenue is recorded net of such promotions. Digital Platform Fulfilment Revenue increased 30.8%, a lower rate as compared to Digital Platform Services Revenue growth, due to an increase in the number of promotions across the first three quarters of the year.

Cost of revenue, gross profit and gross profit margin

	Year ended December 31,
	2018	2019	$ Change	% Change
	(in thousands)
Cost of revenue	$(303,934)	$(561,191)	$(257,257)	(84.6%)
Gross profit	298,450	459,846	161,396	54.1%
Gross profit margin	49.5%	45.0%

Cost of revenue for the year ended December 31, 2019 increased by $257.3 million, or (84.6%), compared to the year ended December 31, 2018, which was primarily driven by the increases in first-party GMV and the associated cost of goods, delivery costs associated with order fulfilment, duties incurred on cross-border transactions, cost of goods sold related to our increase in In-Store revenue and the addition of Brand Platform following the acquisition of New Guards which contributed $89.2 million in the 5 months to December 31, 2019.

Our gross profit margin decreased from 49.5% to 45.0% for the year ended December 31, 2018 to the year ended December 31, 2019. This was primarily driven by a lower Digital Platform Gross Profit Margin which decreased from 59.7% for the year ended December 31, 2018, to 53.0% for the year ended December 31, 2019, due to an increased mix of first-party sales, as well as an increase of brand partner third-party sales in our total third-party sales mix, both of which have lower gross margin profiles, as well as the inclusion of the Brand Platform in the five months to December 31, 2019, which has a lower gross profit margin. The impacts were partially offset by an increase of In-Store gross profit margin, primarily due to the addition of New Guards’ directly-operated stores.

Selling, general and administrative expenses

Selling, general and administrative expenses consists of the following components:

	Year ended December 31,			% of Adjusted Revenue
	2018	2019	% Change	2018	2019
	(in thousands)
Demand generation expense	$(97,295)	$(151,350)	(55.6%)	(19.3%)	(16.9%)
Technology expense	(68,224)	(84,207)	(23.4)	(13.5%)	(9.4%)
Depreciation and amortization	(23,537)	(113,591)	(382.6)	(4.7%)	(12.7%)
Share based payments	(53,819)	(158,422)	(194.4)	(10.7%)	(17.7%)
General and administrative	(228,891)	(345,665)	(51.0)	(45.4%)	(38.7%)
Other items	-	(16,374)	n/a	n/a	(1.8%)
Total	$(471,766)	$(869,609)	(84.3%)	(93.5%)	(97.4%)

Included within Other items are legal expenses related to acquisition activity and (gains)/losses on items held at fair value through profit and loss.

Demand generation expense

	Year ended December 31,
	2018	2019	$ Change	% Change
	(in thousands)
Demand generation expense	$(97,295)	$(151,350)	$(54,055)	(55.6%)

Demand generation expense consists primarily of fees that we pay on various media and affiliate partners. Demand generation expense for the year ended December 31, 2019 increased by $54.1 million, or (55.6%), compared to the year ended December 31, 2018. Demand generation expense increased as a percentage of Digital Platform Services Revenue from (19.9%) in 2018 to (21.6%) in 2019, due to a higher proportion of paid investments in customer acquisition and retention efforts. This increase contributed to the higher volume of orders and Active Consumers. We continue to gain efficiencies in our demand generation spend by leveraging data insights to be more targeted in our digital marketing approach, and by scaling marketing operations globally.

Technology expense

	Year ended December 31,
	2018	2019	$ Change	% Change
	(in thousands)
Technology expense	$(68,224)	$(84,207)	$(15,983)	(23.4%)
Capitalized development costs	(50,978)	(78,401)	(27,423)	(53.8%)
Total cash investment in technology	$(119,202)	$(162,608)	$(43,406)	(36.4%)

Technology expense consists of technology research and of development, staffing costs and other IT costs, including software licensing. Technology expense for the year ended December 31, 2019 increased by $16.0 million, compared to the year ended December 31, 2018. This was primarily driven by a 27.6% increase in technology staff headcount from 1,190 to 1,518 during 2019, as we continued to develop new technologies and enhance our digital platform features and services, as well as increased software, hosting and infrastructure expenses, to support the continued growth of the business. We continue to operate three globally distributed data centers, which support the processing of our growing base of transactions, including one in Shanghai dedicated to serving our Chinese customers.

Total investment in technology amounted to $162.6 million during 2019, $78.4 million of which was capitalized ($2.1 million relates to acquired intangible assets as part of the acquisition of CuriosityChina) as compared to a total of $119.2 million during 2018, $51.0 million of which was capitalized.

Depreciation and amortization

	Year ended December 31,
	2018	2019	$ Change	% Change
	(in thousands)
Depreciation and amortization	$(23,537)	$(113,591)	$(90,054)	(382.6%)

Depreciation and amortization expense for the year ended December 31, 2019, increased by $90.1 million, or (382.6%), compared to the year ended December 31, 2018, primarily driven by $68.9 million increase in our amortization expenses from $16.2 million to $85.1 million year-over-year. Amortization expense increased principally due to $55.4 million of amortization recognized on acquired intangible assets following the acquisitions of New Guards, Stadium Goods and Toplife during 2019. We also continued our technology investments, where qualifying technology development costs are capitalized and amortized over a three-year period, which contributed $13.5 million to the increase in amortization expense year-over-year. Depreciation expense also increased by $21.2 million, primarily driven by the first-time adoption of the new leasing accounting standard, IFRS 16, on January 1, 2019, resulting in our recognition of $19.6 million of depreciation related to right-of-use assets in the year ended December 31, 2019. In 2018, the comparative expense for operating leases was included in general and administrative expense.

Share based payments

	Year ended December 31,
	2018	2019	$ Change	% Change
	(in thousands)
Share based payments	$(53,819)	$(158,422)	$(104,603)	(194.4%)

Share based payments for the year ended December 31, 2019 increased by $104.6 million, or (194.4%), compared to the year ended December 31, 2018, which was primarily driven by the increase in employee grants due to an increase in headcount, and the additional acquisitions related grants during 2019. The movement year-on-year is also impacted by the share price trend, and the associated impact on cash settled share options and provisions for employment related taxes. These are remeasured at each reporting date, whereas the equity settled plans are measured at the grant date.

General and administrative expense

	Year ended December 31,
	2018	2019	$ Change	% Change
	(in thousands)
General and administrative	$(228,891)	$(345,665)	$(116,774)	(51.0%)

General and administrative expense for the year ended December 31, 2019 increased by $116.8 million, or (51.0%), compared to the year ended December 31, 2018, which was driven by the additional expenses related to Stadium Goods and New Guards, both of which were acquired during 2019, and an increase in headcount, excluding technology staff which are included in the technology expense above, from 1,991 to 3,067, an increase of 54.0%. We increased non-technology headcount across a number of areas to support the expansion of our business. Other increases were due to facilities and office costs and other fixed overhead costs. This was partially offset by a lower total employee cost per person and the impact of adopting IFRS 16 on January 1, 2019 as described above. General and administrative costs as a percentage of Adjusted Revenue decreased from (45.4%) to (38.7%) reflecting the impact of adopting IFRS 16, improved efficiency of our semi-variable and fixed costs, and the addition of New Guards, which operates with lower general and administrative costs as a percentage of revenue.

Other Items

	Year ended December 31,
	2018	2019	$ Change	% Change
	(in thousands)
Transaction-related legal and advisory expenses	$-	$(15,374)	$(15,374)	n/a
Impairment of investments carried at fair value	-	(5,000)	(5,000)	n/a
Release of tax provisions	-	4,000	4,000	n/a
Other items	$-	$(16,374)	$(16,374)	n/a

Other items represent items outside the normal scope of ordinary activities or non-cash items. Other items totaled $16.4 million for the year ended December 31, 2019, consisting of $15.4 million of transaction-related legal and advisory expenses and a $5.0 million loss on impairment of investments carried at fair value, partially offset by a release of $4.0 million of provisions related to taxes

Gains on items held at fair value through profit and loss

	Year ended December 31,
	2018	2019	$ Change	% Change
	(in thousands)
Change in fair value of put and call option liabilities	$-	$43,247	$43,247	n/a
Change in fair value of acquisition related consideration	$-	$(21,526)	$(21,526)	n/a
Gains on items held at fair value through profit and loss	$-	$21,721	$21,721	n/a

Fair value remeasurement totaled $21.7 million, resulting from a $44.8 million fair value revaluation gain from the partnership with Chalhoub Group, due to the remeasurement of the fair value of the non-cash consideration due to Chalhoub following the July 2019 completion of the previously announced partnership, partially offset by a $1.6 million fair value revaluation loss from the consideration due for the subsequent acquisitions of the minority interests in CuriosityChina, and a $21.5 million fair value remeasurement charge for shares issued in the acquisition of New Guards. There were no such items in 2018.

Finance Income and Cost

	2018	2019	$ Change	% Change
	(in thousands)
Unrealised exchange gains	26,922	22,856	(4,066)	(15.1%)
Interest on cash and cash equivalents and short-term deposits	11,260	11,527	267	2.4%
Finance income	38,182	34,383	(3,799)	(9.9%)
Unrealized exchange losses	(17,779)	(10,978)	6,801	(38.3%)
Lease interest	-	(3,472)	(3,472)	n/a
Other interest expense	(537)	(4,783)	(4,246)	790.7%
Finance costs	(18,316)	(19,233)	(917)	5.0%
Net finance income/(costs)	$19,866	$15,150	$(4,716)	(23.7%)

Unrealized exchange gains and losses fluctuate given the global nature of our business, where we earn revenue and incur expenses in a number of different currencies. For our accounting policy for foreign currency translations and how these are classified in our consolidated statement of operations, refer to Note 2.3(h) to our consolidated financial statements included elsewhere in this Annual Report.

Lease interest expense for the year ended December 31, 2019 amounted to $3.5 million driven by the first-time adoption of the new leasing accounting standard, IFRS 16, on January 1, 2019. For further information on the impact of IFRS 16 and how leases are accounted for by the Group, refer to Note 17 to our consolidated financial statements included elsewhere in this Annual Report.

Other interest expense for the year ended December 31, 2019, increased by $4.2 million, or (790.7%), compared to the year ended December 31, 2018, primarily driven by costs associated with a senior secured loan facility in place during 2019.

Adjusted EBITDA

	Year ended December 31,
	2018	2019	$ Change	% Change
	(in thousands)
Adjusted EBITDA	$(95,960)	$(121,376)	$(25,416)	(26.5%)
% of Adjusted Revenue	(19.0%)	(13.6%)

Adjusted EBITDA loss for the year ended December 31, 2019, increased by $25.4 million, or (26.5%), compared to the year ended December 31, 2018. This was driven by an increase in general and administrative expenses of $116.8 million, demand generation expense of $54.1 million and technology expense of $16.0 million, partially offset by an increase in gross profit of $161.4 million, year-over-year, for the reasons described above. Although there was an increase in the Adjusted EBITDA loss compared to the year ended December 31, 2018, Adjusted EBITDA loss as a percentage of Adjusted Revenue decreased from (19.0%) to (13.6%), reflecting operational synergies as we continued to scale our business and the impact of adopting IFRS 16 on January 1, 2019, as described above, partially offset by a lower gross profit margin year-over-year.

Comparison of Year Ended December 31, 2017 and 2018

For a comparison of our consolidated results of operations for the years ended December 31, 2017 and 2018, refer to pages 63 through 67 of our Annual Report on Form 20-F for the fiscal year ended December 31, 2018 filed with the SEC on March 1, 2019.

Operating Results by Segment

Following the acquisition of New Guards, in the fourth quarter of 2019, we realigned our reportable operating segments to reflect the manner in which the business had become organized and how performance had become internally evaluated. Prior to this realignment, we had one reportable operating segment resulting from the aggregation of four operating segments: (1) Farfetch Marketplace, (2) Farfetch Black and White, (3) Farfetch Store of the Future and (4) Browns stores. As at December 31 2019, we have three operating segments (A) Digital Platform, (B) Brand Platform and (C) In-Store. Historical periods presented in this Annual Report reflect our three reportable operating segments.

Digital Platform

The Digital Platform segment activities include the Farfetch Marketplace, Farfetch Platforms Solutions, StadiumGoods.com, Farfetch Store of the Future, and any other online sales channel operated by the Group, including the respective websites of the brands in the New Guards portfolio. It derives its revenues mostly from transactions between sellers and consumers conducted on our dematerialized platforms.

Brand Platform

The Brand Platform segment is comprised of business-to-business activities of the brands in the New Guards portfolio. It includes design, production, brand development and wholesale distribution of brands owned and licensed by New Guards, including the franchised store operations.

In-Store

The In-Store segment covers the activities of Group-operated stores including Browns, Stadium Goods and stores for brands in the New Guards portfolio. Revenues are derived from sales made in the physical stores.

There are no intersegment transactions that require elimination. Order Contribution is used to assess the performance and allocate resources between the segments. The operating segment disclosures required under IFRS 8 are provided in Note 6 (“Segmental and geographical information”) to our consolidated financial statements, included elsewhere in this Annual Report. During the year ended December 31, 2018, we had reported only one reportable operating segment.

The tables and discussion below set forth financial information and analysis of our three reportable operating segments for the years ended December 31, 2017, 2018 and 2019:

Digital Platform:

	Year ended December 31,
	2017	2018	2019
Digital Platform:	(in thousands)
Services Revenue	$296,350	$488,995	$701,246
Fulfilment Revenue	74,182	97,794	127,960
Revenue	370,532	586,789	829,206
Less: Cost of revenue	(173,951)	(295,080)	(457,293)
Gross profit	196,581	291,706	371,912
Less: Demand generation expense	(69,202)	(97,295)	(151,350)
Order contribution	$127,379	$194,411	$220,562

Digital Platform grew across all measures of profitability reflecting the increased scale of our global business, both from a supply and demand perspective. There has been significant organic growth as we continued to expand our share of the online luxury market, further supplemented by our continued marketing efforts which generated growth in new consumers and demand growth from existing consumers across international markets. During 2019, the company made multiple acquisitions as described above including Stadium Goods, Toplife, CuriosityChina, and New Guards which contributed to the continued scale and growth of our Digital Platform.

Digital Platform Services Revenue for the year ended December 31, 2019 increased by $212.2 million, or 43.4%, to $701.2 million, and for the year ended December 31, 2018 increased $192.6 million, or 65.0%.

This increase in 2019 was driven by 39.9% growth in Digital Platform GMV and 76.4% growth in first-party Digital Platform GMV which is included in Digital Platform Services Revenue at 100% of the GMV. This was partially offset by a decline in Third-Party Take Rate from 32.9% to 30.7% year-over-year driven by an increased proportion of supply direct from brand partners in 2019. The increase in Digital Platform GMV was primarily driven by increases in Active Consumers from 1,381,900 at December 31, 2018, to 2,067,500 at December 31, 2019 (an increase of 49.6%) year-over-year, driving an increase in the volume of orders, partially offset by a decrease in Average Order Values as a result of the acquisition of Stadium Goods.

The increase in 2018 was a function of growth in GMV of 55.7% partially offset by a decrease in Third-Party Take Rate from 32.9% to 32.0% driven by changes in mix of supply between sellers with differing take-rates. Growth in GMV was primarily driven by the orders increasing by over 50%. This was driven by growth in Active Consumers from 936,000 to 1,382,000 (an increase of approximately 48%) over the same period, which reflects our marketing efforts to generate continued growth in demand from existing consumers across international markets together with an increase in new consumer orders.

Digital Platform Fulfilment Revenue represents the pass-through of delivery and duties charges incurred by our global logistics solutions, net of any Farfetch-funded customer promotions and incentives. Whilst Digital Platform Fulfilment Revenue would be expected to grow in line with the cost of delivery and duties, which increase as Digital Platform GMV and order volumes grow, an increase in the level of Farfetch-funded promotions and incentives will decrease Digital Platform Fulfilment Revenue, as Digital Platform Fulfilment Revenue is recorded net of such promotions. Digital Platform Fulfilment Revenue increased 30.8% in 2019 and 31.8% in 2018, a lower rate as compared to Digital Platform Services Revenue growth, due to an increase in the volume of orders including free-shipping and other promotions.

Cost of revenue for the year ended December 31, 2019 increased by $257.3 million, or 84.6%, compared to the year ended December 31, 2018, and by $121.1 million for the year ended December 31, 2018, compared to the year ended December 31, 2017, which was primarily driven by the increases in first-party GMV and the associated cost of goods, delivery costs associated with order fulfilment, duties incurred on cross-border transactions.

Our Digital Platform gross profit margin decreased from 59.7% to 53.0% for the year ended December 31, 2018 to the year ended December 31, 2019, and from 66.3% to 59.7% for the year ended December 31, 2017 to the year ended December 31, 2018, due to an increased mix of first-party sales, as well as an increase of brand partner third-party sales in our total third-party sales mix, both of which have differing gross margin profiles.

Demand generation expense for the year ended December 31, 2019 increased by $54.1 million, or 55.6%, compared to the year ended December 31, 2018 and by $28.1 million or 40.6% for the year ended December 31, 2018 compared to the year ended December 31, 2017. Demand generation expense as a percentage of Digital Platform Services Revenue moved from (23.4%) in 2017, (19.9%) in 2018 to (21.6%) in 2019, due to a period of improved efficiencies in our spend and scalability in our marketing operations in 2018, followed by a period of higher proportion of paid investments in customer acquisition and retention efforts in 2019 in our existing markets and in our continued international expansion into emerging markets across all channels.

Digital Platform Order Contribution Margin fell over the period, from 43.0% in 2017 to 39.8% in 2018 and to 31.5% in 2019 due to the shift in mix towards first-party Digital Platform sales and brand partner sales, both with differing gross margin profiles, and increased investments in customer acquisition and retention efforts.

Brand Platform:

	Year ended December 31,
	2017	2018	2019
Brand Platform:	(in thousands)
Revenue	n/a	n/a	$164,210
Less: Cost of revenue	n/a	n/a	(89,203)
Gross profit or order contribution	$-	$-	$75,007

Brand Platform is a new segment in 2019, following the acquisition of New Guards in August 2019, contributing with $164.2 million of Revenue and $75.0 million of Gross profit in the 5 months to December 31, 2019. Brand Platform expands the Farfetch Marketplace proposition with a broad selection from the New Guards’ portfolio of brands, including Off-White, Palm Angels, Heron Preston, and Marcelo Burlon County of Milan, along with exclusive capsule collections and collaborations to further enrich the customer experience and boost consumer engagement with the Farfetch brand.

In-Store:

	Year ended December 31,
	2017	2018	2019
In-Stores:	(in thousands)
Revenue	15,434	15,595	27,621
Less: Cost of revenue	(7,249)	(8,851)	(14,695)
Gross profit or order contribution	$8,185	$6,744	$12,926

In-Store segment Revenue increased 77.1% to $27.6 million in the period ended 2019, following a period of growth stability and primarily due to the addition of revenue from New Guards and Stadium Goods directly-operated stores as well as steady growth in Browns stores.

Changes in Accounting Policies and Disclosures

Amendments to Standards That Are Mandatorily Effective for the Current Year

During the year ended December 31, 2019, the Group has applied the below amendments to IFRSs issued by the IASB that are mandatorily effective for an accounting period that began on or after January 1, 2019.

•	IFRS 16 Leases (effective January 1, 2019)

The adoption of this new standard has had a material impact on the disclosure and the amounts reported in the consolidated financial statements. For further details, please see Note 2.4 and Note 17 to our consolidated financial statements included in this Annual Report.

New and Revised Standards in Issue But Not Yet Effective

At the date of authorization of the consolidated financial statements, we have not applied the following new and revised standards that have been issued but are not yet effective:

•	IFRS 3 Business Combinations (effective January 1, 2020)

‘Definition of a Business (Amendments to IFRS 3)’ clarifies the definition and application guidance for when an entity assesses whether it has acquired a business or a group of assets. The amendments are effective for business combinations for which the acquisition date is on or after the beginning of the first reporting period beginning on or after January 1, 2020. See Note 2.4 to our consolidated financial statements included in this Annual Report.

Critical Accounting Estimates and Judgments

Our consolidated financial statements are prepared in conformity with IFRS, as issued by the IASB. In preparing our consolidated financial statements, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in our consolidated financial statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly reevaluate our assumptions, judgments and estimates. Our critical accounting estimates and judgments are described in Note 3 to our consolidated financial statements included elsewhere in this Annual Report.

B. Liquidity and Capital Resources

General

As of December 31, 2019, we had cash and cash equivalents of $322.4 million. Our cash and cash equivalents consist primarily of cash in bank accounts and short-term deposits in money market funds.

Since our inception, we have financed our operations primarily through equity issuances and cash generated from our operating activities. Our primary requirements for liquidity and capital are to finance working capital, capital expenditures, business combinations and general corporate purposes. On February 5, 2020, we completed the private placement of convertible senior notes to Tencent and Dragoneer, pursuant to which we received $250 million and issued the notes to the purchasers. The notes will mature on December 31, 2025, unless earlier converted, redeemed or repurchased in accordance with their terms. We believe that our sources of liquidity and capital will be sufficient to meet our business needs in the next 12 months. Our capital expenditures consist primarily of technology development costs, computer equipment and the fit out and improvements to our offices.

The following table shows summary consolidated cash flow information for the periods presented.

	Year ended December 31,
	2017	2018	2019
	(in thousands)
Net cash outflow from operating activities	$(59,320)	$(116,205)	$(126,642)
Net cash outflow from investing activities	(28,863)	(63,538)	(583,503)
Net cash inflow from financing activities	300,142	859,526	(15,249)
Net increase in cash and cash equivalents	$211,959	$679,783	$(725,394)

Net Cash Outflow From Operating Activities

Net cash outflow from operating activities increased by $10.4 million to $126.6 million in the year ended December 31, 2019 compared to $116.2 million in the year ended December 31, 2018. The increase is mainly due to an increase in the loss after tax adjusted for non-cash items of $66.3 million, partially offset by a benefit in working capital of $57.8 million.

Net cash outflow from operating activities increased to $116.2 million in the year ended December 31, 2018 from $59.3 million in the year ended December 31, 2017, an increase of $56.9 million, or 96.0%. The increase was primarily due to an increase in the loss after tax adjusted for non-cash items of $14.3 million and the movement across working capital of $36.7 million.

Net Cash Outflow From Investing Activities

Net cash outflow from investing activities increased to $594.8 million in the year ended December 31, 2019 from $63.5 million in the year ended December 31, 2018, an increase of $531.3 million. The increase was primarily due to the acquisitions of Stadium Goods, CuriosityChina and New Guards. See Note 5 on Business combinations for more details.

Net cash outflow from investing activities increased to $63.5 million in the year ended December 31, 2018, from $28.9 million in the year ended December 31, 2017, an increase of $34.6 million, or 119.7%. The increase was primarily due to our continued investment in technology development (increasing from $19.0 million to $51.0 million over the period). In line with headcount growth, we increased investments in office facilities and computer equipment spend, increasing from $12.6 million to $21.1 million over the period.

Net Cash Outflow From Financing Activities

Net cash outflow from financing activities was $15.3 million due mainly to repayments on finance leases.

Net cash inflow from financing activities increased to $859.5 million in the year ended December 31, 2018, from $300.1 million in the year ended December 31, 2017, an increase of $559.4 million. The increase in cash from financing activities was primarily driven by our IPO in the third fiscal quarter of 2018 which raised $775.7 million, net of issue costs. Other contributing factors include the series G funding round follow-on where the company raised $82.3 million, net of issue costs.

Indebtedness

On February 5, 2020, we completed the private placement of convertible senior notes (the “Notes”) to Tencent and Dragoneer (together, the “Purchasers”), pursuant to which we received $250 million and issued the Notes to the Purchasers. The Notes will mature on December 31, 2025, unless earlier converted, redeemed or repurchased in accordance with their terms. The Notes are our senior, unsecured obligations and bear interest at a rate of 5% per year, payable quarterly in arrears on March 31, June 30, September 30, and December 31 of each year, commencing on March 31, 2020. The Notes may be converted at an initial conversion price of $12.25. Upon conversion, the Notes will be settled, at our election, in our Class A ordinary shares, cash, or a combination of cash and Class A ordinary shares (subject to certain exceptions set forth in the Indenture). Holders of the Notes will have the right to require us to repurchase all or some of their Notes for cash at 100% (or 150%, in the event of a change in control, as defined in the Indenture) of their principal amount, plus all accrued and unpaid interest to, and including, the maturity date, upon the occurrence of certain corporate events, subject to certain conditions.

We may not redeem the Notes prior to the fourth anniversary of the closing date, unless certain changes in tax law or other related events occur. We may redeem all, but not less than all, of the Notes, at our option, four years after the closing date, but on or before the 35th scheduled trading day immediately preceding the maturity date, at a redemption price equal to 165% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, and excluding, the redemption date.

Share Based Payments

Employees receive remuneration in the form of share based payments in the form of either equity or cash settled depending on the scheme. For further details, See Note 2.3 (o), to our consolidated financial statements included elsewhere in this Annual Report for further detail.

C. Research and Development, Patents and Licenses, etc.

See Note 10 to our consolidated financial statements included in this Annual Report.

D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2019 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

In the ordinary course of business, we enter into lease commitments and capital commitments. These transactions are recognized in the consolidated financial statements in accordance with IFRS, as issued by the IASB, and are more fully disclosed therein.

As of December 31, 2019, there were no off-balance sheet arrangements reasonably likely to have a material effect on the Company.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2019:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	more than 5 years
	(in thousands)
Operating Lease Obligations	$140,268	$24,065	$44,282	$34,705	$37,216
Purchase Obligations	86,249	67,517	18,732	-	-
Total	$226,517	$91,582	$63,014	$34,705	$37,216

The contractual obligations relate primarily to marketing, consulting, maintenance, license agreements, cloud services, and other third-party agreements.

G. Safe Harbor

See the section entitled "Cautionary Statement Regarding Forward-Looking Statements" at the beginning of this Annual Report.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Executive Officers and Board Members

The following table presents information about our current executive officers and Board, including their ages as of March 11, 2020:

Name	Age	Position
Executive Officers
José Neves	45	Chief Executive Officer and Co-Chair of the Board
Elliot Jordan	44	Chief Financial Officer
Stephanie Phair	41	Chief Customer Officer
Board Members
Dana Evan(1)(2)	60	Board Member
Jon Kamaluddin(1)	46	Board Member
Dr. Jon Jainwen Liao, PhD	52	Board Member
Natalie Massenet(3)	54	Co-Chair of the Board
Danny Rimer(2)(3)	49	Board Member
Michael A. Risman(1)	51	Board Member
David Rosenblatt(2)(3)	51	Board Member

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

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

Elliot Jordan has served as our Chief Financial Officer since 2015. Prior to joining us, Mr. Jordan was Director of Finance at ASOS.com, before which he held various senior finance roles at J Sainsbury plc. Mr. Jordan is a Non-Executive Board Member and Chair of the Audit Committee at HM Land Registry. Mr. Jordan holds a degree from the University of Waikato and is a qualified chartered accountant with the Chartered Accountants of Australia and New Zealand.

Stephanie Phair has served as our Chief Customer Officer since August 2019, prior to which she had served as our Chief Strategy Officer since November 2016. Ms. Phair was previously founder and President of TheOutnet.com and was part of the Executive team of the Net-a-Porter Group from 2009 to 2015. She has more than 20 years of luxury and e-commerce experience, having worked for Issey Miyake, American Vogue and at Portero in New York. Most recently, she has consulted with a number of start-ups in the digital space and advised private equity firms on investments. She is also an advisor for venture capital firm Felix Capital and sits on the board of Moncler SpA. In May 2018, Ms. Phair was appointed as chairman of the British Fashion Council. Ms. Phair holds an MA in Politics, Philosophy and Economics from Oxford University and speaks four languages.

Board Members

Dana Evan has served as a non-executive director since April 2015. Ms. Evan is a venture partner at Icon Ventures and has invested in and served on the boards of companies in the internet, technology and media sectors since 2007. Between 1996 and 2007, Ms. Evan served as Chief Financial Officer of VeriSign, Inc. Ms. Evan brings over 25 years of executive leadership experience in global finance and operations management in the technology and media sectors. Ms. Evan currently serves on the boards of Survey Monkey Inc., Domo Inc., Box, Inc. and Proofpoint, Inc. Ms. Evan also serves on the board of a private technology company. Ms. Evan has also served on the board of directors of Criteo S.A. from 2013 to 2017, Fusion-IO, Inc. from 2011 until it was acquired by SanDisk in August 2014, Everyday Health Inc. until it was acquired by Ziff Davis, LLC in December 2016, and Omniture, Inc., until it was acquired by Adobe Systems Inc. in 2009. In 2019, Ms. Evan was selected as the Director of the Year by the National Association of Corporate Directors. Ms. Evan holds a B.S. degree in Commerce from the University of Santa Clara and is a Certified Public Accountant (inactive).

Jon Kamaluddin has served as a non-executive director since June 2015. Mr. Kamaluddin brings over 16 years of executive experience in creative consumer brands and related enabling-technologies investment, e-commerce and technology. Mr. Kamaluddin served as a member of the board of ASOS PLC between 2004 and 2013, while spending five years as the Financial Director and the Company Secretary before moving to the International Director position. Mr. Kamaluddin serves on the boards of several private companies and as Chairman of one such private company board. Mr. Kamaluddin holds a degree from the University of Bristol. Mr. Kamaluddin is a Fellow of the Institute of Chartered Accountants in England and Wales.

Dr. Jon Jainwen Liao, Ph.D. has served as a non-executive director since February 2019. Dr. Liao is Chief Strategy Officer of JD.com and oversees the development of JD’s global strategy, innovation, and corporate development. Prior to joining JD.com in April 2017, Dr. Liao served as Professor of Strategy and Innovation and Associate Dean at Cheung Kong Graduate School of Business. Dr. Liao currently serves on the board of several companies, including China United Network Communications Limited, Yonghui Superstores Co., Ltd. and Chongqing Tesilian Intelligent Technology Co., Ltd., among others. Dr. Liao holds a Ph.D. in Business

Administration from Southern Illinois University, a master of arts in Foreign Economics and Management from Renmin University of China and a bachelor of science in Industrial Engineering from Northeastern University.

Dame Natalie Massenet, DBE has served as a non-executive director and Co-Chair of our Board since February 2017. Ms. Massenet is currently the Co-Managing Partner of Imaginary Ventures, whose portfolio companies include Everlane, Reformation and Good American. In 2000, Ms. Massenet founded and launched her e-commerce venture, Net-A-Porter, a luxury fashion online retailer. Ms. Massenet served as Executive Chairman until September 2015, when she stepped down following the YOOX and Net-a-Porter merger. Ms. Massenet previously served on the British Fashion Council as Chairman from 2012 to 2017. In 2009, Ms. Massenet was awarded an MBE, and in January 2016, she was made a Dame Commander of the Order of the British Empire. Both awards were in recognition of her contributions to the United Kingdom fashion and retail industries. Ms. Massenet holds a degree from University of California, Los Angeles.

Danny Rimer has served as an observer since 2011 and as a non-executive director since February 2015. Mr. Rimer has been a partner at Index Ventures, a venture capital firm, since 2002. Mr. Rimer currently serves as non-executive director on the boards of several private companies. From 2008 to 2015, Mr. Rimer served on the boards of Boku and British Sky Broadcasting Group plc, and from 2012 to 2015, he served on the board of Etsy Inc. Mr. Rimer also previously held board positions with Betfair, Dropbox and Skype. He was appointed an Officer of the Order of the British Empire (OBE) in 2017 for services to business and charity. Mr. Rimer holds a degree from Harvard University.

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

David Rosenblatt has served as non-executive director since May 2017. Since 2011, Mr. Rosenblatt has served as the Chief Executive Officer of 1stdibs.com and also serves on its board of directors. From 2004 through 2008, Mr. Rosenblatt served as the Chief Executive Officer of DoubleClick. Following Mr. Rosenblatt’s sale of DoubleClick to Google in 2007, he served as Google’s President of Display Advertising until 2009. Mr. Rosenblatt currently serves on the boards of Twitter and IAC/InterActive Corp, where he also serves on the Compensation Committee. He has previously served on the board of Narrative Science, Inc. and was Chairman and co-founder of Group Commerce, Inc. Mr. Rosenblatt has a degree from Yale University and a MBA from the Stanford University Graduate School of Business.

Director Nomination and Appointment Rights

On June 21, 2017, Kadi Group Holding Limited (“Kadi Group”), a wholly owned subsidiary of JD.com, completed the purchase of an equity interest in Farfetch.com. In connection with Kadi Group’s purchase of shares of Farfetch.com, Kadi Group and José Neves entered into a commitment agreement, as amended, pursuant to which Mr. Neves agreed to exercise all voting rights held directly or indirectly by him in favor of any shareholder resolution proposing to appoint Mr. Liu, the Chairman and Chief Executive Officer and controlling shareholder of JD.com, a former director on our Board, as a director of the Company and to use all reasonable endeavors to seek commitment from certain other investors to support Mr. Liu remaining as a director of the Company. In February 2019, the parties entered into an amended and restated commitment agreement providing that Dr. Liao or another senior executive of JD.com designated by JD.com serve on our board, provided that Dr. Liao or such other JD.com designee be recommended for such Board service by our nominating and corporate governance committee. The amended and restated commitment agreement is otherwise substantively similar to the original commitment agreement and provides that Mr. Neves will exercise all voting rights held by him in favor of any shareholder resolution proposing to appoint Dr. Liao, or other designated JD.com senior executive as a director of the Company and to use all reasonable endeavors to seek commitment from certain other investors to support Dr. Liao remaining as a director of the Company. This obligation is conditional on JD.com holding no less than 33,658,328 Class A ordinary shares (subject to appropriate adjustment for any share split, consolidation or similar event). See Item 7. “Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

B. Compensation

Compensation

We set out below the amount of compensation paid and benefits in kind provided by us or our subsidiaries to our executive officers and members of our Board for services in all capacities to us or our subsidiaries for the year ended December 31, 2019, as well as the amount contributed by us or our subsidiaries to retirement benefit plans for our executive officers and members of our Board.

Executive Officer and Board Member Compensation

The compensation for each of our executive officers is comprised of the following elements: base salary, an annual incentive tied to achievement of company and individual performance, contractual benefits, and pension contributions. Total cash compensation paid and benefits in kind provided to our executive officers and members of our Board for the year ended December 31, 2019 was $2,125,000. In addition, our executive officers and members of our Board were granted an aggregate of 2,044,169 shares subject to stock options in the year ended December 31, 2019 pursuant to the 2018 Farfetch Employee Equity Plan (as defined below). These stock options are subject to varying vesting schedules over a multi-year period. We have not set aside or accrued any amounts to provide pension, retirement or similar benefits to our executive officers or members of our Board.

Executive Officer Employment Agreements and Board Member Service Agreements

Our executive officers each currently have an employment agreement providing for employment for an indefinite period of time, subject to a three-month (in the case of Ms. Phair), six‑month (in the case of Mr. Jordan) or twelve‑month (in the case of Mr. Neves) notice period upon termination of employment by either the executive or us, other than terminations for gross misconduct. Andrew Robb, our former Chief Operating Officer, terminated his employment agreement as of February 5, 2020.

We have also entered into written service agreements with each of Dana Evan, Jonathan Kamaluddin, David Rosenblatt and Natalie Massenet, each of whom serves as director on our Board, providing for an indefinite period of service and the grant of equity awards. These agreements provide for a three‑month notice period upon termination of service by either party (other than terminations for gross misconduct), but do not provide for any other benefits upon a termination of service. We have not entered into written employment or service agreements with any of our other non‑employee directors in connection with such person’s service in such capacity. However, we may in the future enter into employment or service agreements with such individuals, the terms of which may provide for, among other things, cash or equity based compensation and benefits.

Long-Term Incentive Plans

Farfetch.com Limited Share Option Scheme

The Farfetch.com Limited Share Option Scheme (the “Share Option Plan”) allows for the grant of options to purchase Farfetch.com ordinary shares to eligible directors or employees of Farfetch.com, or its subsidiaries. The Share Option Plan is administered by our Board whose decisions on all disputes and matters concerning the interpretation of the rules are final. Options granted under the Share Option Plan are governed by the rules of the Share Option Plan and an option agreement entered into with each participant. The options generally vest over four years from the date of grant of the option, subject to the participant’s continued employment by us. The Share Option Plan is closed to any new grants.

Farfetch.com Limited 2015 Long-Term Incentive Plan

The Farfetch.com Limited 2015 Long-Term Incentive Plan (the “LTIP”) allows for the grant of options to purchase Farfetch.com ordinary shares, restricted shares and linked awards to eligible directors or employees of it or its subsidiaries. The LTIP is administered by our Board whose decisions on all disputes and matters concerning the interpretation of the rules are final. No restricted shares have been granted under the LTIP. Options granted pursuant to the LTIP vest over four years subject to the participant’s continued employment by us. The LTIP is closed to any new grants.

Pursuant to the LTIP, we entered into linked award deeds (the “Linked Award Deeds”) with certain employees, which provide the employee with the simultaneous award of an option to purchase ordinary shares and the issuance of restricted linked Class A ordinary shares (together a, “Linked Award”). The restricted Class A ordinary shares are not transferable.

The restricted linked ordinary shares held by an employee converted into restricted Class A ordinary shares immediately prior to the initial public offering in September 2018. On each occasion that the employee proposes to realize the Linked Awards, a formula (as set out in the applicable Linked Award Deed) is applied to calculate how many linked shares will cease to be subject to restrictions on transfer to deliver to the employee the “in-the-money value” of the Linked Award (i.e., market value of our Class A ordinary shares less the exercise price). If the in-the-money value of the vested Linked Award is delivered by the release of linked shares, the options purported to be exercised will lapse. To the extent the employee does not hold a sufficient number of linked shares to deliver the in-the-money value of the Linked Award being exercised, then the option will be exercised over Class A ordinary shares. As at December 31, 2019, there were 3,323,725 restricted linked Class A ordinary shares.

Additional Individual Option Schemes

We have entered into letter agreements with certain employees in connection with the acquisition of Fashion Concierge UK Limited (“Fashion Concierge”) on October 31, 2017, as subsequently amended in August, 2019. Pursuant to such letter agreements, certain employees will receive a grant of our shares if they (1) are employed (and have not yet served or been served a notice of termination) on certain specified dates or (2) cease employment due to a good leaver termination prior to such date(s) (such grant of shares, the “Deferred Share Issuance”). These employees receive an additional grant of shares pursuant to such letter agreements, (the “Conditional Share Issuance”) if (1) they are employed (and have not yet served or been served a notice of termination) on December 31, 2020, or prior to this date, ceased to be employed due to a good leaver termination and (2) for the 2020 financial year a minimum weighted average commission of 7% has been achieved by Fashion Concierge. The number of shares issued under the Conditional Share Issuance varies depending on the net transaction value achieved by Fashion Concierge for the 2020 financial year.

Each of these employees received 25% of the shares issuable to such employee pursuant to the Deferred Share Issuance on June 30, 2019. These employees will be eligible to receive the remaining 75% of the shares issuable under the Deferred Share Issuance at the same time as the shares under the Conditional Share Issuance are granted to such employees, if any, subject to their continued employment through such date (or prior to such date, a cessation of their employment due to a good leaver termination).

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

Plan Amendment and Termination.    Our Board may amend or terminate the 2018 Plan at any time; except in connection with certain changes in our capital structure. No award may be granted pursuant to the 2018 Plan after the tenth anniversary of the date on which our Board adopted the 2018 Plan.

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

C. Board Practices

Board of Directors

We currently have eight directors, six of whom have been determined by the Board to qualify as “independent” pursuant to the rules of the NYSE. Mr. Neves and Ms. Massenet are the Co-Chairs of our Board. Directors can be appointed and removed and/or replaced by an ordinary resolution of the shareholders. In addition, directors may be appointed either to fill a vacancy arising from the resignation of a former director or as an addition to the existing Board by the affirmative vote of a simple majority of the directors present and voting at a Board meeting, which shall include the affirmative vote of Mr. Neves for as long as he is a director. A director may also be removed by notice from all of the other directors, which shall require the affirmative vote of Mr. Neves for as long as he is a director. Each of our directors holds office until he or she resigns, retires by rotation or is recused from office.

Board Committee Composition

The Board has established an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

The audit committee currently consists of Dana Evan, Jon Kamaluddin and Michael Risman, with Jon Kamaluddin serving as Chair. The audit committee consists exclusively of members of our Board who are financially literate, and each of Mr. Kamaluddin, Ms. Evan and Mr. Risman has been determined to qualify as an “audit committee financial expert” as defined by applicable SEC rules. Our Board has determined that Messrs. Kamaluddin and Risman and Ms. Evan each satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act and that the simultaneous service by Ms. Evan on the audit committee of four other public companies would not impair her ability to effectively serve on our audit committee. The audit committee is governed by a charter that is available on our website at www.farfetchinvestors.com. The information contained on our website is not incorporated by reference in this Annual Report.

The audit committee is responsible for, among other things:

•

the appointment, compensation, retention and oversight of the independent registered public accounting firm and any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit services;

•	pre-approving the audit services and non-audit services to be provided by our independent registered public accounting firm before the firm is engaged to render such services;
•	evaluating the independent registered public accounting firm’s qualifications, performance and independence on at least an annual basis;
•

reviewing and discussing with the Board and the independent registered public accounting firm our annual consolidated financial statements and quarterly earnings releases prior to the filing of our annual report and the public disclosure of our quarterly earnings releases;

•

reviewing our compliance with laws and regulations, including any initiatives or major litigation or investigations against us that may have a material impact on our consolidated financial statements, and assessing our risk management, compliance procedures and hiring of independent registered public accounting firm employees;

•	approving or ratifying any related person transaction (as defined in our related person transaction policy) in accordance with our related person transaction policy; and
•

reviewing with management and the independent registered public accounting firm, at least annually, our code of conduct and reviewing and reassessing the adequacy of the procedures in place to enforce the code of conduct.

The audit committee meets as often as one or more members of the audit committee deem necessary, but in any event meets at least four times per year. The audit committee meets at least once per year with our independent registered public accounting firm, without our executive officers being present.

Compensation Committee

The compensation committee currently consists of Dana Evan, Danny Rimer and David Rosenblatt, with Dana Evan serving as Chair. Under applicable SEC and NYSE rules, there are heightened independence standards for members of the compensation committee. All of the members of our compensation committee members meet these heightened standards. The compensation committee is governed by a charter that is available on our website at www.farfetchinvestors.com. The information contained on our website is not incorporated by reference in this Annual Report.

The compensation committee is responsible for, among other things:

•

identifying, reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer and evaluating the Chief Executive Officer’s performance in light of these objectives and goals;

•	reviewing and setting compensation for our other executive officers and members of our executive team;
•	determining the long-term incentive component of our management’s compensation in line with the remuneration policy and reviewing our management’s compensation and benefits policies generally;
•	reviewing and making recommending to the Board regarding director compensation; and
•	reviewing and assessing risks arising from our compensation policies and practices for our employees and whether any such risks are reasonably likely to have a material adverse effect on us.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee currently consists of Natalie Massenet, Danny Rimer and David Rosenblatt, with Natalie Massenet serving as Chair. The nominating and corporate governance committee is governed by a charter that is available on our website at www.farfetchinvestors.com. The information contained on our website is not incorporated by reference in this Annual Report.

The nominating and corporate governance committee is responsible for, among other things:

•	identifying individuals qualified to become members of the Board and ensuring these individuals have the requisite expertise with sufficiently diverse and independent backgrounds;
•	reviewing and evaluating the composition, function and duties of our Board;
•	recommending nominees for selection to our Board and its corresponding committees;
•	making recommendations to the Board as to determinations of Board member independence;
•	leading the Board in a self-evaluation, at least annually, to determine whether it and its committees are functioning effectively; and
•

developing and recommending to the Board our corporate governance guidelines and reviewing and reassessing the adequacy of such corporate governance guidelines and recommending any proposed changes to the Board.

Duties of Board Members and Conflicts of Interest

Under Cayman Islands law, our directors have a duty to act in good faith and in what they consider to be in the best interests of the Company. Our directors are required to exhibit, in the performance of their duties, both the degree of skill that may reasonably be expected from a subjective perspective determined by reference to each such director’s knowledge and experience, and the skill and care objectively to be expected from a person occupying office as a director. In fulfilling their duty of care to the Company, our directors must ensure compliance with our Articles. In certain limited circumstances, a shareholder has the right to seek damages if a duty owed by our directors is breached.

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

D. Employees

Our People

As of December 31, 2019, we had a total of 4,532 employees, which included 231 Browns, 184 Stadium Goods and 262 New Guards employees, and we had an additional 134 people working pursuant to freelance and consultancy contracts. Our employees are based in 14 countries, and 51% of our employees were female and 49% were male as of December 31, 2019. The table below sets out the number of employees by geography.

Geography	As of December 31,
2019
Portugal	2,304
United Kingdom	875
United States	411
Mainland China	336
Italy	251
Brazil	122
Russia	63
Japan	60
Hong Kong	50
United Arab Emirates	44
India	8
France	6
Mexico	1
Australia	1
Total	4,532

As of December 31, 2019, approximately 32% of our workforce consisted of technology and product specialists. The remainder was focused on all other business areas, including marketing, operations, production and other commercial and support functions. The table below sets out the number of employees, by category, as of December 31, 2019, 2018 and 2017:

Department	As of December 31,	As of December 31,	As of December 31,
	2017	2018	2019
Technology and Product	802	1,241	1,465
Operations	759	1,017	1,801
Browns	133	177	-
Marketing	157	207	222
Commercial	114	146	213
People	100	125	184
Finance and Legal	95	130	233
Data Department	-	-	92
Other	127	189	322
Total	2,287	3,232	4,532

We believe that we maintain a good working relationship with our people, and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations. Our employees are not represented by any collective bargaining agreements or labor unions, other than our employees in Brazil who are represented by two state-level labor unions, as required by law.

E. Share Ownership

For information regarding the share ownership of directors and officers, see “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders.” For information as to our equity incentive plans, see “Item 6. Directors, Senior Management and Employees – B. Compensation – Long-Term Incentive Plans.”

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our Class A ordinary shares and Class B ordinary shares as of January 31, 2020, for:

(a)	each person, or group of affiliated persons, known by us to beneficially own 5% or more of our outstanding Class A ordinary shares or Class B ordinary shares;
(b)	each of our current executive officers and our directors; and
(c)	all of our current executive officers and our directors as a group.

For further information regarding material transactions between us and principal shareholders, see “Related Party Transactions” below.

The number of Class A ordinary shares and/or Class B ordinary shares beneficially owned by each entity, person, executive officer or Board member is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of January 31, 2020 through the exercise of any option, warrant or other right and the release of restricted linked ordinary shares. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Class A ordinary shares or Class B ordinary shares held by that person.

Unless otherwise indicated below, the address for each beneficial owner listed is c/o Farfetch Limited, The Bower, 211 Old Street, London EC1V 9NR, United Kingdom.

	Class A ordinary shares		Class B ordinary shares (1)
Name of beneficial owner	Number	Percent	Number	Percent	Combined voting power (2)
Holders of 5% or Greater
Kadi Group Holding Limited (3)	42,366,665	14.3%	-	-	3.7%
Morgan Stanley (4)	38,984,008	13.1%	-	-	3.4%
Index Ventures V (Jersey), L.P. (5)	27,780,375	9.4%	-	-	2.4%
Farhold (Luxembourg) (6)	19,047,241	6.4%	-	-	1.7%
Tybourne Capital Management (HK) Limited (7)	18,071,377	6.1%	-	-	1.6%

Executive Officers and Directors
José Neves (8)	2,191,076	*	42,858,080	100%	74.3%
Elliot Jordan (9)	725,836	*	-	-	*
Stephanie Phair (10)	490,348	*	-	-	*
Dana Evan (11)	686,875	*	-	-	*
Jon Kamaluddin(12)	302,985	*	-	-	*
Dr. Jon Jainwen Liao, Ph.D. (13)	-	*	-	-	*
Natalie Massenet (14)	788,460	*	-	-	*
Danny Rimer (15)	-	*	-	-	*
Mike Risman (16)	-	*	-	-	*
David Rosenblatt (17)	295,211	*	-	-	*
Executive officers and directors as a group (10 persons) (18)	5,480,791	1.8%	42,858,080	100%	74.5%

*	Indicates beneficial ownership of less than 1% of the total outstanding Class A ordinary shares.
(1)

The Class B ordinary shares are exchangeable for Class A ordinary shares on a one-for-one basis, subject to customary conversion rate adjustments for share splits, share dividends and reclassifications. Beneficial ownership of Class B ordinary shares reflected in this table has not also been reflected as beneficial ownership of Class A ordinary shares for which such Class B ordinary shares may be exchanged.

(2)

The percentage reported under “Combined Voting Power” represents the voting power with respect to all of our Class A and Class B ordinary shares outstanding as of January 31, 2020, voting as a single class. Holders of our Class A ordinary shares are entitled to one vote per share, and holders of our Class B ordinary shares are entitled to 20 votes per share.

(3)

Based on information reported on a Schedule 13G filed on November 27, 2018, each of Kadi Group Holding Limited, JD.com Investment Limited and JD.com, Inc. have shared voting power and shared dispositive power over 42,366,665 of our Class A ordinary shares. All shares of Kadi Group Holding Limited are directly held by JD.com Investment Limited, and all shares of JD.com Investment Limited are directly owned by JD.com, Inc. The business address of Kadi Group Holding Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands. The business address of JD.com, Inc. is 20th Floor, Building A, No. 18 Kechuang 11 Street, Yizhuang Economic and Technological Development Zone, Daxing District, Beijing 101111, The People’s Republic of China. The business address of JD.com Investment Limited is Offshore Incorporations Centre, P.O. Box 957, Road Town, Tortola, British Virgin Islands.

(4)

Based on information reported on a Schedule 13G/A filed on February 14, 2020, Morgan Stanley has shared voting power over 31,251,334 of our Class A ordinary shares and shared dispositive power over 38,984,008 of our Class A ordinary shares, Morgan Stanley Asia Limited has shared voting power over 6,952,188 of our Class A ordinary shares and shared dispositive power over 13,580,101 of our Class A ordinary shares and Morgan Stanley Investment Management Inc. has shared voting power over 24,299,146 of our Class A ordinary shares and shared dispositive power over 25,403,907 of our Class A ordinary shares. The business address of Morgan Stanley and Morgan Stanley Investment Management Inc. is 1585 Broadway New York, NY 10036. The business address of Morgan Stanley Asia Limited is Level 46 International Commerce Centre 1 Austin Road West, Kowloon.

(5)

Based on information reported on a Schedule 13G filed on February 12, 2019, Index Ventures V (Jersey), L.P. has sole investment and dispositive power over 27,780,375 or our Class A ordinary shares, Yucca (Jersey) SLP has sole investment and dispositive power over 354,500 of our Class A ordinary shares and Index Ventures V Parallel Entrepreneur Fund (Jersey) L.P. has sole investment and dispositive power over 225,055 of our Class A ordinary shares. Index Venture Associates V Limited (“IVA V”) is the general partner of Index Ventures V (Jersey) L.P. and Index Ventures V Parallel Entrepreneur Fund (Jersey) L.P. (together, the “Index V Funds”) and may be deemed to beneficially own the Class A shares held by the Index V Funds. Yucca (Jersey) SLP administers the investment vehicle that is contractually required to mirror the Index V Funds’ investments, therefore, IVA V may be deemed to beneficially own the Class A ordinary shares held by Yucca (Jersey) SLP. The principal address of the Index V Funds and Yucca (Jersey) SLP is 44 Esplanade, St Helier, Jersey JE4 9WG, Channel Islands.

(6)

Based on information reported on a Schedule 13G/A filed on February 10, 2020, each of Farhold (Luxembourg) S.à r.l., Vitruvian II Luxembourg S.à r.l., VIP II Nominees Limited and Vitruvian Partners LLP has shared voting and dispositive power over 19,047,241 of our Class A ordinary shares. All shares of Farhold (Luxembourg) S.à r.l. are owned by Vitruvian II Luxembourg S.à r.l. VIP II Nominees Limited, in its capacity as nominee for and on behalf of certain English limited partnerships (collectively, the “VIP II Funds”), is the sole shareholder of Vitruvian II Luxembourg S.à r.l. Vitruvian Partners LLP manages each of the VIP II Funds as its general partner and investment manager and is the sole shareholder of VIP II Nominees Limited. The business address of Farhold (Luxembourg) S.à r.l. and Vitruvian II Luxembourg S.à r.l. is 21, rue Philippe II, L-2340 Luxembourg. The business address of VIP II Nominees Limited and Vitruvian Partners LLP is 105 Wigmore Street, London, W1U 1QY, United Kingdom.

(7)

Based on information reported on a Schedule 13G filed on February 14, 2020, each of Tybourne Capital Management (HK) Limited (“Tybourne HK”), Tybourne Capital Management Limited (“Tybourne Cayman”), Tybourne Kesari Limited (“Tybourne Kesari”) and Viswanathan Krishnan (“Mr. Krishnan”) has shared voting and dispositive power over 18,071,377 of our Class A ordinary shares. The Class A ordinary shares are held for the accounts of private investment funds for which Tybourne HK serves as the investment advisor. Tybourne Cayman serves as the manager to Tybourne Master Fund and the parent of Tybourne HK. Tybourne Kesari is the parent of Tybourne Cayman. Mr. Krishnan is the principal and sole shareholder of Tybourne Kesari. In such capacities, Tybourne HK, Tybourne Cayman, Tybourne Kesari and Mr. Krishnan may be deemed to have voting and dispositive power over securities held for the private investment funds. The address of the principal business office of each Tybourne HK and Mr. Krishnan is 30/F, AIA Central, 1 Connaught Road Central, Hong Kong, K3. The address of the registered office of each Tybourne Cayman and Tybourne Kesari is 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.

(8)

As to the number and percentage reflected under the columns “Class A Ordinary Shares,” represents for Mr. Neves (a) 426,863 Class A ordinary shares and (b) 1,764,213 Class A ordinary shares underlying options and restrictive stock units (“RSUs”) that are currently vested and exercisable or that vest within 60 days of January 31, 2020. As to the number and percentage reflected under the columns “Class B Ordinary Shares,” represents for Mr. Neves 42,858,080 Class B ordinary shares held by TGF Participations Limited. José Neves exercises voting and investment power over the Class B ordinary shares held by TGF Participations Limited and may be deemed to have beneficial ownership those Class B ordinary shares. The business address of TGF Participations Limited is Grosvenor House, 66-67 Athol Street, Douglas, Isle of Man IM1 1JE. The amounts reported in the table above do not include 147,160 Class A ordinary shares underlying vested stock option held by Mr. Neves’ spouse over which Mr. Neves may be deemed to have beneficial ownership but as to which Mr. Neves disclaims such beneficial ownership.

(9)

Represents for Mr. Jordan (a) 500,056 Class A ordinary shares and (b) 225,780 Class A ordinary shares underlying options and RSUs that are currently vested and exercisable or that vest within 60 days of January 31, 2020.

(10)

Represents for Ms. Phair (a) 263,360 Class A ordinary shares and (b) 226,988 Class A ordinary shares underlying options and RSUs that are currently vested and exercisable or that vest within 60 days of January 31, 2020.

(11)

Represents for Ms. Evan (a) 10,000 Class A ordinary shares and (b) 676,875 Class A ordinary shares underlying options that are currently vested and exercisable or that vest within 60 days of January 31, 2020.

(12)	Includes for Mr. Kamaluddin (a) 164,034 Class A ordinary shares and (b) 138,951 Class A ordinary shares underlying options that are currently vested and exercisable.
(13)	Dr. Liao is an employee of JD.com and has no voting or dispositive power over the shares beneficially owned by JD.com.
(14)	Represents for Ms. Massenet (a) 150,000 Class A ordinary shares and (b) 638,460 Class A ordinary shares underlying options that are currently vested and exercisable.
(15)

Mr. Rimer is a partner within the Index Ventures group. Advisors within the Index Ventures group provide advice to the Index Funds. Mr. Rimer is involved in making recommendations to the Index Funds but does not hold voting or dispositive power over the Class A ordinary shares held by the Index Funds. See footnote 4 above.

(16)

Mr. Risman is the Managing Partner and founding member of Vitruvian Partners LLP, which manages funds that are beneficial holders of our Class A ordinary shares. Based on a Schedule 13G/A filed on February 14, 2020, Mr. Risman does not hold voting or dispositive power over the Class A ordinary shares held by Vitruvian Partners LLP or its funds. See footnote 6 above.

(17)

Represents for Mr. Rosenblatt (a) 81,916 Class A ordinary shares and (b) 213,295 Class A ordinary shares underlying options that are currently vested and exercisable. The amounts reported in the table above do not include 18,000 Class A ordinary shares held by Mr. Rosenblatt’s spouse over which Mr. Rosenblatt may be deemed to have beneficial ownership but as to which Mr. Rosenblatt disclaims such beneficial ownership.

(18)	Includes 3,884,562 Class A ordinary shares underlying options and RSUs that are, as applicable, currently vested and exercisable or that vest within 60 days of January 31, 2020.

To our knowledge, other than as provided in the table above, our other filings with the SEC and public disclosure and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2017.

As of January 31, 2020, there were 297,017,774 of our Class A ordinary shares outstanding. To our knowledge, 170,986,266 Class A ordinary shares, representing approximately 57.6% of our total outstanding Class A ordinary shares, were held by 20 record shareholders with registered addresses in the United States.

We are not aware of any arrangement that may at a subsequent date, result in a change of control of the Company.

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

Forward Purchase Agreement

In connection with Kadi Group’s purchase of shares in Farfetch.com, Kadi Group and Farfetch.com entered into a forward purchase agreement, as amended, pursuant to which we agreed to issue and Kadi Group agreed to subscribe for one-third of such number of shares upon our IPO (at a price per share equal to the initial price per share in this offering) that would result in Kadi Group maintaining its percentage holding of our issued and outstanding share capital on a fully diluted basis immediately following this offering. Kadi Group may assign this right to purchase to any of its affiliates.

Payment Processing Agreement

On April 18, 2018, we entered into a Cross-Border Foreign Exchange Payment Agreement with Chinabank Payment Technology Co. Ltd., a subsidiary of JD.com (“Chinabank Payment”) (the “Payment Processing Agreement”), pursuant to which Chinabank Payment provides cross-border payment collection services to Farfetch UK Limited on its Chinese e-commerce platforms of Farfetch.cn and Farfetch.com/cn. For providing such payment collection service, Chinabank Payment charges us a transaction fee. The Payment Processing Agreement has an initial term of 24 months and will automatically renew for successive 12-month terms unless either party has served a written notice 90 days prior to the other to terminate. The Payment Processing Agreement is terminable by either party if the other party breaches such agreement on at least five occasions in any three-month period.

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

Asset Purchase Agreement and Merchant Agreement

On February 26, 2019, we entered into an Asset Purchase Agreement (the “APA”) with Shanghai Yuanmai Trading Co., Ltd. as the Seller and Beijing Jingdong Century Trade Co., Ltd. as the Guarantor, pursuant to which we agreed to purchase “Level 1 Access” to the JD.com app, Toplife customer data, certain intellectual property and certain fixed assets from the Seller in exchange for $50 million in cash. We are also responsible for certain costs associated with the Toplife business after deal closing, up to a cap of $3 million.

In connection with the purchase of the Toplife assets pursuant to the APA described above, on February 26, 2019, we also entered into a Merchant Agreement with JD.com International Limited (the “MA”), to create a flagship store operated by Farfetch on the JD Haitun platform (a “FF JD Store”). JD.com International Limited has agreed to grant the FF JD Store “Level 1 Access” (i.e. a prominent position on the JD customer interface for specified categories of luxury goods) to the JD.com app with exposure to 3-4 million JD premium customers for a period of 4 years, subject to certain key performance indicators linked to gross value of sales.

Relationship with Condé Nast

On February 14, 2013, Condé Nast International Limited (“CNI”) completed the purchase of an 8.37% equity position of Farfetch.com for $11,999,996. On April 29, 2014 and February 13, 2015, CNI purchased further equity of Farfetch.com, resulting in an equity position of 8.18%. On June 13, 2017, Farfetch.com issued further equity to Advance Magazine Publishers Inc. (“Advance Magazine”) and CN Commerce Ltd (“CN Commerce,” together with CNI and Advance Magazine, “Conde Nast”) in connection with the Asset Purchase Agreement summarized below. Each of Advance Magazine and CN Commerce is an affiliate of CNI. Conde Nast ceased to be a related party in March 2019.

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

Commercial Agreements

We currently have various commercial agreements with affiliate companies of Conde Nast in the ordinary course of our business, which are on customary terms and which enable us to advertise our business or gain further exposure through advertisements and content in publications produced by the Conde Nast group, such as Vogue magazine. These agreements are on arms’ length terms, for fixed short-term periods and/or are one-off in nature.

Relationship with Platforme International Limited

Mr. Neves, the founder, Chief Executive Officer and a director of the Company, is also a director of, and holds a beneficial ownership interest in, Platforme International Limited (“Platforme”).

E-Commerce Services Agreements

In October 2015, we entered into an FPS e-commerce services agreement with Platforme for the development and hosting of the “Swear” branded website. Further, in the second quarter of 2017, we entered into several of our standard e-commerce services agreements with Platforme, pursuant to which we make available for sale, on the Farfetch Marketplace, products from each of Platforme’s “Swear,” “MySwear” and “B Store” businesses. The agreements have all been entered into on our standard terms.

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

Relationship with Daniela Cecilio

Consultancy Agreement

Following the purchase of Fashion Concierge UK Limited, we entered into a consultancy agreement with Ms. Cecilio, founder of the Fashion Concierge business, on December 21, 2017 (the “DC Consultancy Agreement”). Pursuant to the DC Consultancy Agreement, Ms. Cecilio will provide consultancy services. The DC Consultancy Agreement had a fixed term of 12 months, and was ended in line with the agreement on November 9, 2018.

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

Relationship with Alanui

Alanui S.r.L. (“Alanui”) is an associate of our subsidiary New Guards Group Holding S.p.A, which owns a stake of 53% but it does not have control over the entity. Alanui is one of the brands in the New Guards portfolio. New Guards owns the Alanui intellectual property, and produces and distributes Alanui merchandise. We recognized sales of $291,000 during the post-acquisition period between August and December 2019. As at December 31, 2019, the Group had trade receivables of $291,000 and trade payables of $188,000.

Agreements with Executive Officers and Directors

We have entered into employment agreements with our executive officers and service agreements with our directors. Information on these agreements may be found in this Annual Report under Item 6. “Directors, Senior Management and Employees—B. Compensation” and is incorporated herein by reference.

Indemnification Agreements

We have entered into indemnification agreements with our directors and executive officers pursuant to which we have agreed to indemnify them against a number of liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or executive officer of the company. A copy of the Form of Indemnification Agreement is included as Exhibit 10.1 to the company’s Registration Statement on Form F-1, as amended (File No. 333-226929), filed with the SEC on August 20, 2018, and is incorporated by reference herein. In addition to such indemnification, we provide our board of directors and executive officers with directors’ and officers’ liability insurance.

Related Party Transaction Policy

Our Board has adopted a written related party transaction policy to set forth the policies and procedures for the review and approval or ratification of related person transactions. This policy covers, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated financial statements

See Item 18. "Consolidated financial statements."

Legal and Arbitration Proceedings

From time to time, we may be involved in various claims and proceedings arising in the course of our business and operations. The outcome of any such claims or proceedings, regardless of the merits, is inherently uncertain. For example, in September 2019, following periods of volatility in the market price of our Class A ordinary shares, two putative class action lawsuits were filed in the United States against us and certain of our directors and officers, among others, under the U.S. federal securities laws. The lawsuits are captioned Omdahl v. Farfetch Limited et al and City of Coral Springs Police Officers’ Retirement Plan v. Farfetch Limited et al, both pending in the United States District Court for the Southern District of New York. The Omdahl lawsuit asserts claims against us, certain of our current and former directors and officers, and the underwriters of our September 2018 IPO pursuant to Sections 11 and 15 of the Securities Act. The City of Coral Springs lawsuit asserts claims against the same individuals under Sections 11, 12, and 15 of the Securities Act, and also asserts claims against us and certain of our current and former directors and officers for alleged violations of Sections 10(b) and 20(a) of the Exchange Act, and Rule 10b-5 of the Exchange Act. In each case, the named plaintiff seeks to represent a proposed class of all persons who purchased or otherwise acquired our common stock during the period of September 21, 2018 to August 8, 2019. The complaints seek damages purportedly caused by alleged materially misleading statements and/or material omissions by us and the individual officers regarding our growth potential and business model. Our deadline to respond to these lawsuits has been stayed pending appointment of a lead plaintiff. We intend to vigorously contest these claims. While the outcome of any complex legal proceeding is inherently unpredictable and subject to significant uncertainties, based upon information presently known to management, we believe that the potential liability, if any, will not have a material adverse effect on our financial condition, cash flows or results of operations.

Dividend Policy

We have not previously paid dividends on our ordinary shares and do not anticipate paying dividends on our ordinary shares in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business. However, if we do pay a cash dividend on our ordinary shares in the future, we will pay such dividend out of our profits or share premium (subject to solvency requirements) as permitted under Cayman Islands law.

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

We have not paid dividends in the years ended December 31, 2017, 2018 and 2019.

B. Significant Changes

Please see Note 32 to our consolidated financial statements included elsewhere in this Annual Report for details regarding events subsequent to the reporting period.

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

B. Memorandum and Articles of Association

A copy of our amended and restated memorandum and articles of association is attached as Exhibit 1.1 to this Annual Report. The information called for by this Item is set forth in Exhibit 2.4 to this Annual Report and is incorporated by reference into this Annual Report.

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

The following statements are of a general nature and do not purport to be a complete analysis of all potential UK tax consequences of acquiring, holding and disposing of Class A ordinary shares. They are based on current UK tax law and on the current published practice of Her Majesty’s Revenue and Customs (“HMRC”) (which may not be binding on HMRC), as of the date of this Annual Report, all of which are subject to change, possibly with retrospective effect. They are intended to address only certain UK tax consequences for holders of Class A ordinary shares who are tax resident in (and only in) the United Kingdom, and in the case of individuals, domiciled in (and only in) the United Kingdom (except where expressly stated otherwise) who are the absolute beneficial owners of the Class A ordinary shares and any dividends paid on them and who hold the Class A ordinary shares as investments (other than in an individual savings account or a self-invested personal pension). They do not address the UK tax consequences which may be relevant to certain classes of holders of Class A ordinary shares such as traders, brokers, dealers, banks, financial institutions, insurance companies, investment companies, collective investment schemes, tax-exempt organizations, trustees, persons connected with us or our group, persons holding their Class A ordinary shares as part of hedging or conversion transactions, holders of Class A ordinary shares who have (or are deemed to have) acquired their Class A ordinary shares by virtue of an office or employment, and holders of Class A ordinary shares who are or have been our officers or employees or a company forming part of our group. The statements do not apply to any holder of Class A ordinary shares who either directly or indirectly holds or controls 10% or more of our share capital (or class thereof), voting power or profits.

The following is intended only as a general guide and is not intended to be, nor should it be considered to be, legal or tax advice to any particular prospective subscriber for, or purchaser of, Class A ordinary shares. Accordingly, prospective subscribers for, or purchasers of, Class A ordinary shares who are in any doubt as to their tax position regarding the acquisition, ownership and disposition of Class A ordinary shares or who are subject to tax in a jurisdiction other than the United Kingdom should consult their own tax advisers.

The Company

It is the intention of the directors to conduct our affairs so that our central management and control is exercised in the United Kingdom. As a result, we are expected to be treated as resident in the United Kingdom for UK tax purposes. Accordingly, we expect to be subject to UK taxation on our income and gains, except where an exemption applies.

Taxation of Dividends

Withholding Tax

We will not be required to withhold UK tax at source when paying dividends. The amount of any liability to UK tax on dividends paid by us will depend on the individual circumstances of a holder of Class A ordinary shares.

Income Tax

An individual holder of Class A ordinary shares who is resident for tax purposes in the United Kingdom may, depending on his or her particular circumstances, be subject to UK tax on dividends received from the Company. Dividend income is treated as the top slice of the total income chargeable to UK income tax. An individual holder of Class A ordinary shares who is not resident for tax purposes in the United Kingdom should not be chargeable to UK income tax on dividends received from us unless he or she carries on (whether solely or in partnership) any trade, profession or vocation in the United Kingdom through a branch or agency to which the Class A ordinary shares are attributable. There are certain exceptions for trading in the United Kingdom through independent agents, such as some brokers and investment managers.

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

Corporation Tax

Corporate holders of Class A ordinary shares who are resident for tax purposes in the United Kingdom should not be subject to UK corporation tax on any dividend received from us so long as the dividends qualify for exemption (as is likely) and certain conditions are met (including anti-avoidance conditions). Corporate holders of Class A ordinary shares who are not resident in the United Kingdom will not generally be subject to UK corporation tax on dividends unless they are carrying on a trade, profession or vocation in the United Kingdom through a permanent establishment in connection with which the Class A ordinary shares are used, held, or acquired.

A holder of Class A ordinary share who is resident outside the United Kingdom may be subject to non-UK taxation on dividend income under local law.

Taxation of Capital Gains

UK Resident Holders of Class A Ordinary Shares

A disposal or deemed disposal of Class A ordinary shares by an individual or corporate holder of Class A ordinary shares who is tax resident in the United Kingdom may, depending on the holder’s circumstances and subject to any available exemptions or reliefs, give rise to a chargeable gain or allowable loss for the purposes of UK taxation of chargeable gains.

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

Non-UK Resident Holders of Class A Ordinary Shares

Holders of Class A ordinary shares who are not resident in the united Kingdom and, in the case of an individual holder, not temporarily non-resident, should not be liable for UK tax on capital gains realized on a sale or other disposal of Class A ordinary shares unless (i) such shares are used, held or acquired for the purposes of a trade, profession or vocation carried on in the United Kingdom through a branch or agency or, in the case of a corporate holder, through a permanent establishment, or (ii) where certain other conditions are met, the Company derives 75% or more of its gross value from UK land. Holders of Class A ordinary shares who are not resident in the United Kingdom may be subject to non-UK taxation on any gain under local law.

Generally, an individual holder of Class A ordinary shares who has ceased to be resident in the United Kingdom for tax purposes for a period of five years or less and who disposes of Class A ordinary shares during that period may be liable on their return to the United Kingdom to UK taxation on any capital gain realized (subject to any available exemption or relief).

UK Stamp Duty (“stamp duty”) and UK Stamp Duty Reserve Tax (“SDRT”)

The following statements are intended as a general guide to the current position relating to stamp duty and SDRT and apply to any holders of Class A ordinary shares irrespective of their place of tax residence.

No stamp duty will be payable on the issue of Class A ordinary shares.

Stamp duty will in principle be payable on any instrument of transfer of Class A ordinary shares that is executed in the United Kingdom or that relates to any property situated, or to any matter or thing done or to be done, in the United Kingdom. An exemption from stamp duty is available on an instrument transferring Class A ordinary shares where the amount or value of the consideration is £1,000 or less and it is certified on the instrument that the transaction effected by the instrument does not form part of a larger transaction or series of transactions in respect of which the aggregate amount or value of the consideration exceeds £1,000. Holders of Class A ordinary shares should be aware that, even where an instrument of transfer is in principle subject to stamp duty, stamp duty is not required to be paid unless it is necessary to rely on the instrument for legal purposes, for example to register a change of ownership or in litigation in a UK court.

Provided that Class A ordinary shares are not registered in any register maintained in the United Kingdom by or on behalf of us and are not paired with any shares issued by a UK incorporated company, the issue or transfer of (or agreement to transfer) Class A ordinary shares will not be subject to SDRT. We currently do not intend that any register of Class A ordinary shares will be maintained in the United Kingdom.

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

•	an individual who is a citizen or resident of the United States as determined under U.S. federal income tax rules;
•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any State or the District of Columbia;
•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
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

Dividends

Subject to the passive foreign investment company (“PFIC”) rules discussed below, the gross amount of distributions made by us with respect to the Class A ordinary shares generally will be includable in a U.S. Holder’s gross income as foreign-source dividend income in the year actually or constructively received by such U.S. Holder, but only to the extent that such distributions are paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions to a U.S. Holder in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s basis in the Class A ordinary shares and thereafter as capital gain. In the event we make distributions to U.S. Holders of ordinary shares, we may or may not calculate our earnings and profits under U.S. federal income tax principles. If we do not do so, any distribution may be required to be regarded as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain. U.S. Holders should therefore assume that all cash distributions will be reported as ordinary dividend income. The amount of any distribution of property other than cash will be the fair market value of that property on the date of distribution. U.S. Holders should consult their tax advisors to determine whether and to what extent they will be entitled to foreign tax credits in respect of any dividend income received.

With respect to non-corporate U.S. Holders (including individuals, estates, and trusts), dividends received with respect to our Class A ordinary shares may be considered “qualified dividend income” subject to lower capital gains rates, provided that (1) the Class A ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a PFIC (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year and (3) certain holding period requirements are met. In this regard, the Class A ordinary shares will generally be considered to be readily tradable on an established securities market in the United States if they are listed on the NYSE, as we intend the Class A ordinary shares will be. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for the dividends paid with respect to the Class A ordinary shares.

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

Based on the currently anticipated market capitalization and composition of our income, assets, and operations, the Company does not expect to be treated as a PFIC for U.S. federal income tax purposes for the taxable year that ended on December 31, 2019 or in the foreseeable future. However, the market capitalization and the expected income, assets and operations in the future could be significantly different from what is currently anticipated. In addition, the PFIC determination must be made annually after the close of each taxable year. Therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or for any future taxable year.

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

If we are considered a PFIC, a U.S. Holder will also be subject to information reporting requirements on an annual basis. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to an investment in the Class A ordinary shares.

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

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO YOU. EACH PROSPECTIVE PURCHASER SHOULD CONSULT ITS TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN CLASS A ORDINARY SHARES UNDER THE INVESTOR’S OWN CIRCUMSTANCES.

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

References made in this Annual Report to any contract or certain other document are not necessarily complete and you should refer to the exhibits attached or incorporated by reference into this Annual Report for copies of the actual contract or document.

I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Market Risk

Our operations are exposed to a variety of financial risks, including foreign exchange and liquidity risks. We have policies in place for managing these risks, which our finance department implements and periodically review. Please refer to Note 30 to our consolidated financial statements for the years ended December 31, 2019 and 2018 included elsewhere in this Annual Report for a fuller quantitative and qualitative discussion on the market risks to which we are subject and our policies with respect to managing those risks. The policies are summarized below:

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

The fluctuation in foreign currency exchange rates expose the Group to foreign exchange translation risk on consolidation. This risk is currently not hedged and therefore, our results of operations have in the past, and will in the future, fluctuate due to movements in exchange rates when the currencies are translated into U.S. dollars. At a subsidiary level, we are exposed to transactional foreign exchange risk because we earn revenues and incur expenses in a number of different foreign currencies relative to the relevant subsidiary’s functional currency, mainly the pound sterling and the euro. Movements in exchange rates therefore impact our subsidiaries and thus, our consolidated results and cash flows.

Liquidity risk

The Group monitors its liquidity risk to maintain a balance between continuity of funding and flexibility. This helps the Group achieve timely fulfilment of its obligations while sustaining the growth of the business.

We believe that our cash and cash equivalents balance as at December 31, 2019, combined with the additional $250 million received from our Notes are sufficient to meet our operating financing needs in the next 12 months and will support debt repayments and our currently planned capital expenditure requirements over the near term and medium term.

To expand our business, we have made acquisitions of businesses, products, and technologies. Depending on our future cash position and future market conditions, we might issue additional debt instruments to fund acquisitions, maintain financial flexibility, and limit repayment risk. Therefore, we continuously monitor funding options available in the capital markets and trends in the availability of funds, as well as the cost of such funding. For more information about the Notes, see the Cash Flows and Liquidity sections.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

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

There has been no material change in the expected use of the net proceeds from our IPO as described in our final prospectus filed with the SEC on September 24, 2018 pursuant to Rule 424(b). As of the date of the filing of this Annual Report, we have used all of the net proceeds from the IPO.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2019. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as a result of the material weaknesses in our internal control over financial reporting described below, the design and operation of our disclosure controls and procedures were not effective as of December 31, 2019.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim consolidated financial statements may not be prevented or detected on a timely basis.

As disclosed in our 2018 Annual Report, we identified certain control deficiencies in the design and operation of our internal control over financial reporting resulting from: (1) our technology access and change control environment not supporting an efficient or effective internal control framework; and (2) reliance on manual processes; both of which we considered constituted material weaknesses. Whilst significant remediation work has been undertaken, these material weaknesses have not been fully remediated, and we have concluded that material weaknesses existed as of December 31, 2019 related to (1) the design and operation of effective controls over information technology systems, including restricting access over those systems, designing appropriate automated controls, managing system changes and the identification and testing of system generated reports used in the execution of key manual controls; and (2) the design and operation of effective controls over the ability of individuals to prepare and post journal entries without independent review. Our remediation efforts for these material weaknesses have included and continue to include: establishing more robust processes supporting internal control over financial reporting; implementing formal access and change management controls to our systems; and automation of a number of system interfaces to improve our information technology systems. In addition, we have hired and will continue to hire additional accounting, finance and technology personnel. While we have initiated a revised access and change control environment, further work is needed to demonstrate the operational effectiveness of these controls on an ongoing basis. Additionally, whilst we have taken steps during 2019 to automate previously manual processes, for example, by introducing automated procurement and consolidation systems, a key element of automating our journal workflow process was not completed by December 31, 2019.

Furthermore, during the year ended December 31, 2019, we identified a further material weakness as a result of us having insufficient personnel with an appropriate level of accounting knowledge, experience and training in order to review, challenge and conclude on the interpretation of complex accounting matters and on the proposed treatment of significant and unusual transactions. Since first identifying this material weakness, we have made significant changes in this area, including formalizing a process for identifying complex accounting matters and determining the necessary steps to ensure the appropriate accounting treatment, for example, engaging the assistance of third-party specialists with expertise in these more complex areas and the preparation of technical accounting memos which are then approved at the appropriate level of management. In addition, we have significantly strengthened the technical resources within our finance team to enable stronger review and approval of all elements of complex matters. Given that these improvements require additional time to assess their effectiveness, this remained a material weakness as of December 31, 2019.

Management excluded from this assessment Stadium Goods and New Guards as permitted by the SEC rules and regulations, as both were acquired during 2019. As of and for the fiscal year ended December 31, 2019, Stadium Goods represented approximately 1% of our consolidated assets and 3% of our consolidated revenue, and New Guards represented approximately 10% of our consolidated assets and 18% of our consolidated revenue.

Based upon the above evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as a result of the material weaknesses described above, our internal control over financial reporting was not effective as of December 31, 2019.

Attestation Report of Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP, the independent registered public accounting firm that audited our consolidated financial statements included in this Annual Report, has audited the internal control over financial reporting as of December 31, 2019, as stated in its report on page F-2.

Changes in Internal Control over Financial Reporting

In addition to the remediation efforts described above taken to address the material weaknesses, during 2019, Farfetch implemented SAP BPC as the Group’s consolidation system. The development was subject to an implementation review process over the accuracy of the transitioned financial information. In addition, this implementation resulted in the automation of a number of previously manual consolidation processes and, we believe, has helped improve the control framework over financial reporting and the integrity of our financial statements. Other than this item, there were no other changes in our internal control over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or reasonably likely to materially affect, our internal control over financial reporting.

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

Our Board has determined that Ms. Evan and Messrs. Kamaluddin and Risman each satisfy the “independence” requirements set forth in Rule 10A‑3 under the Exchange Act. Our Board has also determined that each of Ms. Evan and Messrs. Kamaluddin and Risman is considered an “audit committee financial expert” as defined in Item 16A of Form 20‑F under the Exchange Act.

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

Item 16C. Principal Accounting Fees and Services

PricewaterhouseCoopers LLP ("PwC") acted as our independent registered public accounting firm for the fiscal years ended December 31, 2019, 2018 and 2017. The table below sets out the total amount billed to us by PwC, for services performed in the years ended December 31, 2019, 2018 and 2017, and breaks down these amounts by category of service:

	2018	2019
	(in thousands)
Audit Fees	$1,028	$2,245
Audit Related Fees	886	520
Tax Fees	6	24
All Other Fees	232	75
Total	$2,152	$2,864

Audit Fees

Audit fees for the years ended December 31, 2019 and 2018 were related to the audit of our consolidated and subsidiary consolidated financial statements and other audit or interim review services provided in connection with statutory and regulatory filings or engagements.

Audit Related Fees

Audit related fees for the year ended December 31, 2019 were related to services in connection to financing activities. Audit related fees for the year ended December 31, 2018 were related to services in connection with our IPO transaction.

Tax Fees

Tax fees for the years ended December 31, 2019 and 2018 were related to tax compliance and tax planning services.

All Other Fees

All other fees in the years ended December 31, 2019 and 2018 were related to services in connection with non-audit compliance and review work.

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

The NYSE rules also require shareholder approval for certain matters, including without limitation the opportunity to vote on equity compensation plans and material revisions to those plans, which is not required under the Cayman Islands law. We intend to follow home country law in determining whether shareholder approval is required.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial statements

We have provided consolidated financial statements pursuant to Item 18.

Item 18. Financial statements

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this Annual Report. The audit report of PricewaterhouseCoopers LLP, independent registered public accounting firm, is included herein preceding the audited consolidated financial statements.

Item 19. Exhibits

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed/Furnished

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant as currently in effect.					*

2.1	Registration Rights Agreement, dated as of July 21, 2017 by and among Farfetch.com Limited and certain shareholders of Farfetch.com Limited.	F-1	333-226929	4.1	8/20/2018

2.2	Deed of Amendment related to the Commitment Agreement, dated as of August 8, 2018 by and among Kadi Group Holding Limited, José Neves and TGF Participations Limited.	F-1	333-226929	4.2	8/20/2018

2.3	Form of Class A Ordinary Share Certificate.	F-1	333-226929	4.3	8/20/2018

2.4	Description of Securities.					*

2.5	Indenture, dated as of February 5, 2020, by Farfetch Limited and Wilmington Trust, National Association.					*

4.1†	Form of Indemnification Agreement.	F-1	333-226929	10.1	8/20/2018

4.2†	Amended and Restated Rules of the Farfetch.com Limited Enterprise Management Incentive Scheme, adopted July 17, 2013.	F-1	333-226929	10.2	8/20/2018

4.3†	Rules of the Farfetch.com Limited Share Option Scheme, adopted July 18, 2013.	F-1	333-226929	10.3	8/20/2018

4.4†	Farfetch.com Limited 2015 Long-Term Incentive Plan, adopted February 13, 2015.	F-1	333-226929	10.4	8/20/2018

4.5	Asset Purchase Agreement, dated as of June 12, 2017, among Farfetch.com Limited, Farfetch UK Limited, Advance Magazine Publishers Inc. and CN Commerce Ltd.	F-1	333-226929	10.5	8/20/2018

4.6	Collaboration Agreement, dated as of June 13, 2017, between Farfetch.com Limited, Farfetch UK Limited and Advance Magazine Publishers Inc.	F-1	333-226929	10.6	8/20/2018

4.7	Side Letter to the Asset Purchase Agreement, dated as of July 7, 2017, between Farfetch.com Limited, Farfetch UK Limited, Advance Magazine Publishers Inc. and CN Commerce Ltd.	F-1	333-226929	10.7	8/20/2018

4.8	Share Purchase Agreement, dated as of October 31, 2017, between Farfetch UK Limited, ASAP54.com Limited and Daniela Cecilio.	F-1	333-226929	10.8	8/20/2018

4.9	Payment Processing Agreement, dated as of April 18, 2018, between Chinabank Payment Technology Co. Ltd. and Farfetch UK Limited.	F-1	333-226929	10.10	8/20/2018

Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed/Furnished

4.10	Amended and Restated Forward Purchase Agreement, dated as of August 8, 2018, between Farfetch.com Limited and Kadi Group Holding Limited.	F-1	333-226929	10.11	8/20/2018

4.11†	Consultancy Agreement, dated August 15, 2018, between Farfetch UK Limited and Natalie Massenet.	F-1	333-226929	10.12	8/20/2018

4.12†	Form of 2018 Farfetch Employee Equity Plan.	S-8	333-227536	4.6	9/26/2018

4.13	Acquisition Agreement, dated as of December 12, 2018 between Stadium Goods and Farfetch Limited.	20-F	001-38655	4.14	3/1/2019

4.14	Amended and Restated Commitment Agreement, dated as of February 27, 2019 between Kadi Group Holding Limited and José Neves.	20-F	001-38655	4.15	3/1/2019

4.15	Sale and Purchase Agreement relating to the Acquisition of New Guards Group Holding s.p.a, dated as of August 2, 2019, between multiple sellers, Farfetch Italia S.r.l. and Farfetch Limited.					*

4.16	Purchase and Sale Agreement, dated as of April 8, 2019 between Medida Gabarito, LDA. and Farfetch Portugal – Unipessoal LDA.					*

8.1	List of Subsidiaries.					*

12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*

12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*

13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**

13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**

15.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.					*

101.INS	XBRL Instance Document.					*

101.SCH	XBRL Taxonomy Extension Schema Document.					*

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.					*

101.DEF	XBRL Taxonomy Definition Linkbase Document.					*

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.					*

Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed/Furnished

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document					*

* Filed herewith.

** Furnished herewith.

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

Farfetch Limited

Date: March 11, 2020	By:	/s/ José Neves
José Neves
Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Farfetch Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Farfetch Limited and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of operations, comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”) We also have audited the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO because material weaknesses in internal control over financial reporting existed as of that date related to (1) the design and operation of effective controls over information technology systems, including restricting access to those systems, designing appropriate automated controls, managing system changes and the identification and testing of system generated reports used in the execution of key manual controls; (2) the design and operation of effective controls over the ability of individuals to prepare and post journal entries without independent review; and (3) insufficient personnel with an appropriate level of accounting knowledge, experience and training in order to review, challenge and conclude on the interpretation of complex accounting matters and on the proposed treatment of significant and unusual transactions.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses referred to above are described in Management’s Report on Internal Control over Financial Reporting appearing under Item 15. We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the 2019 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in management’s report referred to above. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management’s Report on Internal Control over Financial Reporting, management has excluded Stadium Goods and New Guards Group from its assessment of internal control over financial reporting as of December 31, 2019 because they were acquired by the Company in purchase business combinations during 2019. We have also excluded Stadium Goods and New Guards Group from our audit of internal control over financial reporting. Stadium Goods is a wholly-owned subsidiary whose total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting represent 1% and 3%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2019. New Guards Group is a wholly-owned subsidiary whose total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting represent 10% and 18%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2019.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements; and (ii) involved especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impact of Internal Control over Financial Reporting

The completeness and accuracy of the consolidated financial statements, including the statements of financial position, operations, comprehensive loss, changes in equity and cash flows, is in part dependent on (1) the design and operation of effective controls over information technology systems; and (2) the design and operation of effective controls over the ability of individuals to prepare and post journal entries.

The principal considerations for our determination that the impact of internal control over financial reporting is a critical audit matter are there was a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence related to information systems and business processes, which affect the preparation of the consolidated financial statements, and substantially all financial statement account balances and disclosures. As described above in the “Opinions on the Financial Statements and Internal Control over Financial Reporting” section, material weaknesses were identified as of December 31, 2019 related to (1) the design and operation of effective controls over information technology systems, including restricting access to those systems, designing appropriate automated controls, managing system changes and the identification and testing of system generated reports used in the execution of key manual controls; and (2) the design and operation of effective controls over the ability of individuals to prepare and post journal entries without independent review.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, manually testing the completeness and accuracy of system generated reports used in the execution of key manual controls and evaluating the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements, and as a result increasing the substantive work performed.

Goodwill Impairment Assessments, Specifically the Value in Use of Cash Generating Units or Groups of Cash Generating Units

As described in Notes 2, 3 and 15 to the consolidated financial statements, the Company’s goodwill balance was $341.1 million as of December 31, 2019. The goodwill has been allocated to cash generating units (CGUs) or groups of CGUs as follows: $131.1 million to Marketplace, $188.0 million to New Guards Group, $19.0 million to Browns and $3.0 million to Curiosity China. Management conducts a goodwill impairment test as of December 31 of each year, or more frequently if circumstances indicate that the carrying value of goodwill may be impaired. Goodwill impairment is determined by assessing the recoverable amount of each CGU or group of CGUs to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, a goodwill impairment loss is recognized. The recoverable amounts of the CGUs are determined from value in use calculations based on discounted cash-flow models. Management’s estimate of the value in use included significant judgements and assumptions relating to (i) expected future revenue growth rates, including the terminal growth rate; (ii) anticipated operating margins; and (iii) the discount rates to be applied to the estimated future cash flows.

The principal considerations for our determination that the goodwill impairment assessment, specifically the value in use of each CGU or groups of CGUs is a critical audit matter are there was significant judgement by management when developing the estimate of the value in use of the CGUs and groups of CGUs, including the related assumptions. This in turn resulted in a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate management’s cash flow projections and other significant assumptions, including the expected future revenue growth rates, including the terminal growth rate, anticipated operating margins and the discount rates applied to future cash flows.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the discounted cash flow models and assumptions therein. These procedures also included, among others, testing management’s process for developing the value in use calculations; evaluating the appropriateness of the discounted cash flow models; testing the completeness, accuracy, and relevance of underlying data used in the models; and evaluating the significant assumptions used by management, including the expected future revenue growth rates, including the terminal growth rate; anticipated operating margins and the discount rates applied to future cash flows. Evaluating management’s assumptions related to expected future revenue growth rates, including the terminal growth rate and anticipated operating margins involved considering (i) current and past performance of the CGUs, (ii) consistency of expectations with external market and industry data, (iii) management’s historical forecasting accuracy and (iv) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in performing procedures relating to the terminal growth rate and discount rates applied to future cash flows.

Valuation of Acquired Intangible Assets

As described in Notes 3 and 5 to the consolidated financial statements, the Company completed the acquisitions of Stadium Goods and New Guards Group in 2019 for net consideration of $178.8 million and $704.1 million, respectively; resulting in $117.3 million and $830.2 million, respectively of intangible assets being recorded. Management applied significant judgment in estimating the fair value of intangible assets acquired using a discounted cash flow method of the income approach, which involved the use of significant estimates and assumptions with respect to (i) expected future revenue growth rates; (ii) anticipated operating margins; (iii) the useful lives of the acquired brand names; and (iv) the discount rates to be applied to the estimated future cash flows. Management used specialists to develop these estimates.

The principal considerations for our determination that the valuation of the acquired intangible assets is a critical audit matter are there was significant judgement and estimation by management in determining the key assumptions used in the fair value estimates. This in turn resulted in a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate management’s future cash flow projections and significant assumptions, including expected future revenue growth rates, anticipated operating margins, the useful lives of the acquired brand names and the discount rates to be applied to the expected future cash flows. As described in the “Opinions on the Financial Statements and Internal Control over Financial Reporting” section, a material weakness was identified related to sufficiency of personnel with an appropriate level of accounting knowledge, experience and training in order to review, challenge and conclude on the interpretation of complex accounting matters and on the proposed treatment of significant and unusual transactions.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, (i) evaluating the purchase agreements; (ii) assessing management’s process for estimating the fair value of acquired intangible assets, including evaluating the appropriateness of the valuation methods used by management’s specialists; (iii) evaluating the reasonableness of significant assumptions developed by management’s specialists, including expected future revenue growth rates, anticipated operating margins, the useful lives of acquired brand names and discount rates to be applied to the estimated future cash flows, and (iv) evaluating the scope, competency and objectivity of management’s specialists based on the work they were engaged to perform. Evaluating the reasonableness of the expected future revenue growth rates and the anticipated operating margins involved considering the past performance of the acquired businesses, including historical forecasting accuracy, and consistency of expectations with economic and industry data, and supplementing this work by conducting sensitivity analyses. Professionals with specialized skill and knowledge were used to assist in performing procedures relating to assessing the reasonableness of the discount rates applied to the forecasted cash flows and appropriateness of the useful lives assigned to the acquired brand names.

Capitalized Development Costs

As described in Notes 2, 3 and 15 to the consolidated financial statements, the Company capitalizes costs relating to the development of internal software and the Farfetch websites. Management applied significant judgment in assessing whether the assets met the required criteria for initial capitalization, including the assessment of expected future benefits from the projects to be capitalized, technical feasibility and commercial viability. The value of development costs capitalized during the year ended December 31, 2019 was $78.4 million.

The principal considerations for our determination that capitalized development costs is a critical audit matter are there was significant judgement by management in assessing whether the assets met the required criteria for initial capitalization, including assessment of expected future benefits from the projects to be capitalized, technical feasibility and commercial viability. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s judgement in assessing the capitalization criteria.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, (i) assessing whether the capitalization criteria, including expected future benefits and feasibility of projects, have been met through review of project budgets and roadmaps, consideration of historic unsuccessful projects, corroborating information with the IT project leads and employees working on the projects, and interviewing project supervisors and development personnel on the nature of each project and the time spent on projects by development team members; and (ii) testing directly attributable costs to bring the asset to the condition necessary for it to be capable of operating in the manner intended by management.

/s/PricewaterhouseCoopers LLP

London, United Kingdom

March 11, 2020

We have served as the Company’s auditor since 2015.

Consolidated statements of operations

for the year ended December 31,

(in $ thousands, except share and per share data)

	Note	2017	2018	2019
Revenue	4	385,966	602,384	1,021,037
Cost of revenue		(181,200)	(303,934)	(561,191)
Gross profit		204,766	298,450	459,846
Selling, general and administrative expenses	8	(295,960)	(471,766)	(869,609)
(Losses)/ gains on items held at fair value	5,30	(3,300)	-	21,721
Share of profits of associates		31	33	366
Operating loss		(94,463)	(173,283)	(387,676)
Finance income	9	2,833	38,182	34,382
Finance costs	9	(20,475)	(18,316)	(19,232)
Loss before tax	10	(112,105)	(153,417)	(372,526)
Income tax expense	11	(170)	(2,158)	(1,162)
Loss after tax		(112,275)	(155,575)	(373,688)
(Loss)/Profit attributable to:
Equity holders of the parent		(112,275)	(155,575)	(385,297)
Non-controlling interests	23	-	-	11,609
		(112,275)	(155,575)	(373,688)
Loss per share attributable to owners of the parent
Basic and diluted	12	(0.50)	(0.59)	(1.21)
Weighted-average shares outstanding
Basic and diluted	12	223,465,734	264,432,214	318,843,239

The accompanying notes are an integral part of these consolidated financial statements

Consolidated statements of comprehensive loss

for the year ended December 31,

(in $ thousands)

	Note	2017	2018	2019
Loss for the year		(112,275)	(155,575)	(373,688)
Other comprehensive income/(loss)
Items that may be subsequently reclassified to the consolidated statement of operations (net of tax)
Exchange differences on translation of foreign operations		33,504	(24,142)	(7,333)
Gains/ (losses) on cash flow hedges		-	436	(3,384)
Items that will not be subsequently reclassified to the consolidated statement of operations (net of tax)
Impairment loss on investments	18	-	-	(100)
Remeasurement loss on severance plan		-	-	(58)
Other comprehensive income/(loss) for the year, net of tax		33,504	(23,706)	(10,875)
Total comprehensive (loss)/income for the year, net of tax		(78,771)	(179,281)	(384,563)
Attributable to:
Equity holders of the parent		(78,771)	(179,281)	(396,172)
Non-controlling interests	23	-	-	11,609
		(78,771)	(179,281)	(384,563)

The accompanying notes are an integral part of these consolidated financial statements

Consolidated statements of financial position

(in $ thousands)

	Note	December 31, 2018	December 31, 2019
Non-current assets
Trade and other receivables	14	10,458	12,388
Deferred tax assets	27	-	5,324
Intangible assets, net	15	103,345	1,362,967
Property, plant and equipment, net	16	37,528	67,999
Right-of-use assets	17	-	115,176
Investments	18	566	16,229
Investments in associates	18	86	2,466
Total non-current assets		151,983	1,582,549
Current assets
Inventories	13	60,954	128,107
Trade and other receivables	14	93,670	194,794
Cash and cash equivalents	19	1,044,786	322,429
Total current assets		1,199,410	645,330
Total assets		1,351,393	2,227,879
Equity and liabilities
Equity
Share capital	20	11,994	13,584
Share premium	20	772,300	878,007
Merger reserve	20	783,529	783,529
Foreign exchange reserve		(23,509)	(30,842)
Other reserves	21	67,474	349,463
Accumulated losses		(483,357)	(826,135)
Equity attributable to owners of the parent		1,128,431	1,167,606
Non-controlling interests	23	-	170,226
Total equity		1,128,431	1,337,832
Non-current liabilities
Provisions	26	13,462	23,704
Lease liabilities	17	-	100,833
Deferred tax liabilities	27	-	219,789
Other liabilities	31	15,342	16,455
Put and call option liabilities	30	-	61,268
Total non-current liabilities		28,804	422,049
Current liabilities
Trade and other payables	24	194,158	447,586
Lease liabilities	17	-	18,485
Put and call option liabilities	30	-	1,118
Other current financial liabilities		-	809
Total current liabilities		194,158	467,998
Total liabilities		222,962	890,047
Total equity and liabilities		1,351,393	2,227,879

The accompanying notes are an integral part of these consolidated financial statements

Consolidated statements of changes in equity (in $ thousands)

	Note	Share capital	Share premium	Merger reserve	Foreign exchange reserve	Other reserves	Accumulated losses	Equity attributable to the parent	Non- controlling interest	Total equity
Balance at December 31, 2016		7,844	340,988	-	(32,871)	19,857	(216,901)	118,917	(1)	118,916
Changes in equity
Issue of share capital, net of transaction costs		1,454	336,686	-	-	2,161	-	340,301	-	340,301
Loss for the year		-	-	-	-	-	(112,275)	(112,275)	-	(112,275)
Other comprehensive income		-	-	-	33,504	-	-	33,504	-	33,504
Share based payment – equity settled		-	-	-	-	16,457	-	16,457	-	16,457
Transactions with non- controlling interests		-	-	-	-	-	(1)	(1)	1	-
Balance at December 31, 2017		9,298	677,674	-	633	38,475	(329,177)	396,903	-	396,903
Changes in equity
Loss for the year		-	-	-	-	-	(155,575)	(155,575)	-	(155,575)
Other comprehensive (loss)/ income		-	-	-	(24,142)	436		(23,706)	-	(23,706)
Capital reorganization		652	(677,674)	783,529	-	-	-	106,507	-	106,507
Issue of share capital, net of transaction costs	20	2,044	772,300	-	-	-	-	774,344	-	774,344
Share based payment – equity settled		-	-	-	-	28,563	1,395	29,958	-	29,958
Balance at December 31, 2018		11,994	772,300	783,529	(23,509)	67,474	(483,357)	1,128,431	-	1,128,431
Changes in equity
Loss for the year		-	-	-	-	-	(385,297)	(385,297)	11,609	(373,688)
Other comprehensive (loss)		-	-	-	(7,333)	(3,542)	-	(10,875)	-	(10,875)
Issue of share capital, net of transaction costs	20	1,590	105,707	-	-	393,105	-	500,402	-	500,402
Share based payment – equity settled		-	-	-	-	76,383	46,841	123,224	-	123,224
Share based payment- reverse vesting shares		-	-	-	-	(82,646)	-	(82,646)	-	(82,646)
Transaction with non- controlling interests		-	-	-	-	(101,311)	-	(101,311)	-	(101,311)
Non-controlling interest arising from a business combination		-	-	-	-	-	-	-	158,617	158,617
Non-controlling interest call option		-	-	-	-	-	(4,322)	(4,322)	-	(4,322)
Balance at December 31, 2019		13,584	878,007	783,529	(30,842)	349,463	(826,135)	1,167,606	170,226	1,337,832

The accompanying notes are an integral part of these consolidated financial statements

Consolidated statements of cash flows

for the year ended December 31,

(in $ thousands)

	Note	2017	2018	2019
Cash flows from operating activities
Loss before tax		(112,105)	(153,417)	(372,526)
Adjustments for:
Depreciation	16,17	3,648	7,338	28,536
Amortization	15	7,332	16,199	85,055
Non-cash employee benefits expense		16,578	53,819	138,195
Net loss/(gain) on sale of non-current assets		42	1,028	(144)
Share of profits of associates		(35)	(33)	(366)
Net finance income		(1,261)	(19,866)	(15,150)
Net exchange differences		12,196	7,621	(842)
Impairment of investments		-	-	5,000
Change in the fair value of derivatives		44	(506)	(117)
Change in the fair value of put and call option liabilities	8	-	-	(43,247)
Change in the fair value of acquisition related consideration	8	-	-	21,526
Changes in working capital
Increase in receivables		(598)	(72,151)	(51,273)
Increase in inventories		(35,163)	(10,345)	(29,723)
Increase in payables		47,406	57,432	113,721
Changes in other assets and liabilities
(Increase)/decrease in non-current receivables		(3,826)	(1,265)	3,723
Increase in other liabilities		7,365	-	11,575
Decrease in provisions		-	(701)	(4,252)
Other items		(591)	(536)	(5)
Income taxes paid		(352)	(822)	(16,328)
Net cash outflow from operating activities		(59,320)	(116,205)	(126,642)
Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	5	195	-	(461,691)
Payments for property, plant and equipment		(12,616)	(21,137)	(39,512)
Proceeds on disposal of property, plant and equipment		-	-	272
Payments for intangible assets		(18,997)	(50,978)	(72,985)
Interest received		2,833	8,865	11,259
Payments for investments		(278)	(288)	(20,846)
Net cash outflow from investing activities		(28,863)	(63,538)	(583,503)
Cash flows from financing activities
Proceeds from issue of shares, net of issue costs		322,097	859,526	8,654
Repayment of loan notes		(21,955)	-	-
Repayment of the principal elements of lease payments		-	-	(19,127)
Interest and fees paid on loans		-	-	(4,776)
Net cash inflow/(outflow) from financing activities		300,142	859,526	(15,249)
Net increase/(decrease) in cash and cash equivalents		211,959	679,783	(725,394)
Cash and cash equivalents at the beginning of the year		150,032	384,002	1,044,786
Effects of exchange rate changes on cash and cash equivalents		22,011	(18,999)	3,037
Cash and cash equivalents at end of year		384,002	1,044,786	322,429

The accompanying notes are an integral part of these consolidated financial statements

Notes to the consolidated financial statements

1.	Corporate information

Farfetch Limited (the “Company”) is an exempted company incorporated with limited liability under the Companies Law (2018 Revision) of the Cayman Islands, as amended and restated from time to time (the “Companies Law”). The principal place of business is The Bower, 211 Old Street, London, EC1V 9NR, United Kingdom. Farfetch Limited and its subsidiary undertakings (the “Group”) is principally engaged in the following:

•

providing an online marketplace at Farfetch.com (and related suffixes) as well as the Farfetch app for retailers and brands to be able to offer their products for sale to the public (including associated services such as ‘production’, logistics, customer services and payment processing);

•	web design, build, development and retail distribution for retailers and brands to enable them to offer their products to the public; and
•	operating the Company-owned (Browns, New Guards, Stadium Goods) and the branded stores (Off-White).

Summary of impact of Group restructure and Initial Public Offering (IPO)

On September 21, 2018, the Company commenced trading its shares on the New York Stock Exchange. In preparation for this IPO, the Group was restructured. The steps to restructure the Group had the effect of Farfetch Limited being inserted above Farfetch.com Limited as the holder of the Farfetch.com Limited share capital. The reorganization transactions have been treated as a capital reorganization. In accordance with International Financial Reporting Standards, historic earnings per share calculations and the balance sheet as of December 31, 2017 have been restated retrospectively to reflect the capital structure of the new parent rather than that of the former parent, Farfetch.com Limited.

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

The steps taken to restructure the Group were as follows. On September 18, 2018, all holders of warrants over Farfetch.com shares, except a holder of 189,995 warrants, exercised their warrants into the applicable class of shares and the outstanding shares of Farfetch.com and were exchanged for shares of Farfetch Limited with equivalent rights. Following the exchange, the £0.10 British Pound Sterling denominated ordinary shares and the preference shares held by the shareholders of Farfetch Limited were converted into U.S. dollar denominated $0.20 ordinary shares of Farfetch Limited and subsequently exchanged, one for five, for $0.04 Class A ordinary shares and Class B ordinary shares, as applicable. Outstanding options of Farfetch.com were released in exchange for the grant of options with equivalent rights over Class A ordinary shares of Farfetch Limited.

2.	Significant accounting policies
2.1.	Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Directors have made an assessment of the Group’s ability to continue in operational existence for the foreseeable future and are satisfied that it is appropriate to continue to adopt the going concern basis of accounting in preparing the consolidated financial statements.

The consolidated financial statements have been prepared under the historical cost convention unless otherwise stated.

Notes to the consolidated financial statements (continued)

The consolidated financial statements are presented in United States dollars (“U.S. dollars” or “USD” or “$”). All values are rounded to the nearest thousand dollars, except where indicated. The tables in these notes are shown in USD thousands, except where indicated.

In January 2019, the functional currency of Farfetch UK Limited, the Group’s primary trading entity, changed from pound sterling to U.S dollars. This was a result of a gradual change in the primary economic environment in which Farfetch UK Limited operates driven by the growth of consumers where the Group receives U.S. dollars in settlement. This is combined with an increase in costs influenced by movements in the U.S dollar. The Group’s corporate treasury function continually monitors the Group’s exposure to foreign currency movements.  Farfetch UK Limited is exposed to movements in several key currencies including the U.S dollar, euro and pound sterling. Following review of Farfetch UK Limited’s expected receipts and expenses, the Group determined that U.S dollars had become the dominant currency from January 2019. As a result this has triggered a change in functional currency.

Effective January 1, 2019, we adopted the requirements of IFRS 16, Leases, (“IFRS 16”) as discussed below. The consolidated financial statements provide comparative information in respect of the previous periods.

2.2.	Basis of consolidation

The consolidated financial statements comprise the consolidated financial statements of the Group and its subsidiaries. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

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

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gains control until the date control ceases. Profit or loss and each component of other comprehensive income (“OCI”) are attributed to the equity holders of the parent of the Group and to the non-controlling interests. When necessary, adjustments are made to the consolidated financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation. A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

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

Notes to the consolidated financial statements (continued)

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

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units (“CGU”) that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units. Annual impairment testing is performed at every reporting date being December 31. Refer to Note 2.3m) for the Group’s policy on the impairment of non-financial assets.

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

Notes to the consolidated financial statements (continued)

d)	Fair value measurement

This section outlines the Group policies applicable to financial instruments that are recognized and measured at fair value in the consolidated financial statements.

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

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1: Quoted (unadjusted) market prices in active markets for identical assets or liabilities
•	Level 2: Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable
•	Level 3: Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognized in the consolidated financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

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

Notes to the consolidated financial statements (continued)

Retailing of goods

Revenue, where the Group acts as a principal, is recognized when the performance obligation is satisfied which is when the goods are received by the consumer. Included within sales of goods is a provision for expected returns, discounts and rebates. Where these are not known, the Group uses historical data and patterns to calculate an estimate.

Rendering of services

The Group primarily acts as a commercial intermediary between sellers, being the brands and retailers, and end consumers and earns a commission for this service.

For these arrangements, the sellers determine the transaction price of the goods sold on the website, being the purchase price paid by the consumer, with the Group acting as an agent for the sellers and the related revenue is recognized on a net basis. The Group also charges fees to sellers for activities related to providing this service, such as packaging, credit card processing, settlement of duties, and other transaction processing activities. These activities are not considered separate promises to the consumer, and the related fees are therefore recognized concurrently with commissions at the time the performance obligation to facilitate the transaction between the seller and end consumer is satisfied, which is when the goods are dispatched to the end consumer by the seller. A provision is made for commissions that would be refunded if the end consumer returns the goods, and the Group uses historical data and patterns to estimate its return provision. There are no significant payment terms with the Group taking payment in full from the consumer’s chosen payment method at the time the goods are dispatched by the seller.

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

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit. Current and deferred tax is charged or credited in the statement of operations, except when it relates to items charged or credited directly to equity, in which case the current or deferred tax is also recognized directly in equity.

Notes to the consolidated financial statements (continued)

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Deferred tax is calculated at the tax rates and in accordance with laws that are expected to apply in the period/jurisdiction when/where the liability is settled, or the asset is realized.

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

The Group’s consolidated financial statements are presented in U.S. dollars. For each entity the Group determines the functional currency and items included in the consolidated financial statements of each entity are measured using that functional currency. The functional currency of the Company is U.S. dollars.

h)	Foreign currency translation

Transactions in foreign currencies are initially recorded by the Group’s entities at their respective functional currency spot rates at the date the transaction first qualifies for recognition. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date. Differences arising on settlement or translation of monetary items are recognized in profit or loss.

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

On consolidation, the assets and liabilities of foreign operations are translated into U.S. dollars at the rate of exchange prevailing at the reporting date and their statements of profit or loss are translated at average exchange rates. The exchange differences arising on translation for consolidation are recognized in OCI.

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

The useful lives of these items are assessed as follows:

Leasehold improvements	Shorter of the life of the lease or useful life
Fixtures and fittings	Three to ten years
Motor vehicles	Four to eight years
Plant, machinery and equipment Leased plant and equipment	Three to ten years Three to eight years

The residual values, useful lives and methods of depreciation of property, plant and equipment are reviewed at each financial year end and adjusted prospectively, if appropriate.

Notes to the consolidated financial statements (continued)

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

Goodwill is not amortized but is reviewed for impairment at least annually. For the purpose of impairment testing, goodwill is allocated to the relevant CGUs which are tested for impairment annually. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. On disposal of a cash-generating unit, the attributable amount of goodwill is included in the determination of the profit or loss on disposal. Refer to Note 2.3m) for the Group’s policy on the impairment of non-financial assets.

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

Notes to the consolidated financial statements (continued)

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

Amortization

Amortization is charged to depreciation and amortization expense on a straight-line basis over the estimated useful life of the intangible assets, from the time that the assets are available for use. The useful lives of these items are assessed as follows:

Development costs	Three years
Brand, trademarks & domain names	Five to sixteen years
Customer relationships	Three to five years

k)	Inventories

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

Trade receivables are generally accounted for at amortized cost. The Group assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortized cost.

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

Notes to the consolidated financial statements (continued)

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

Where the derivative is not designated as a cash-flow hedge, subsequent changes in the fair value are recognized in profit or loss. Such derivatives are classified as a current asset or liability.

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

When a hedging instrument matures, any gains or losses held in the cash flow hedge reserve are recycled to the statement of operations or inventory on the balance sheet when the related hedged item is recognized in the statement of operations or inventory on the balance sheet.

If a hedge no longer meets the criteria for hedge accounting, or the forecast transaction is no longer likely to occur, the cumulative gain or loss reported in equity is immediately reclassified to profit or loss.

m)	Impairment of non-financial assets

The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s, CGU’s or group of CGU’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account.

The Group bases its impairment calculation on detailed budgets which are prepared separately for each of the Group’s CGUs to which the individual assets are allocated. These budgets and forecast calculations cover a period of five to ten years, according to the nature and maturity of each CGU. Impairment losses of continuing operations, are recognized in the statement of operations in expense categories consistent with the function of the impaired asset.

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Group estimates the asset’s or CGU’s recoverable amount.

Notes to the consolidated financial statements (continued)

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

Cash-settled transactions

For cash-settled share based payments, a liability is recognized for the goods or services acquired, measured initially at the fair value of the liability. At each balance sheet date until the liability is settled, and at the date of settlement, the fair value of the liability is remeasured, with any changes in fair value recognized in profit or loss for the year.

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

The Group has classified amounts held in money market funds as cash equivalents because those funds are short term in nature, highly liquid, readily convertible to known amounts of cash, and subject to an insignificant risk of changes in value. The Group has determined this classification is appropriate because each of these EU-regulated funds have the highest credit rating available.

Notes to the consolidated financial statements (continued)

2.4.	Changes in accounting policies and disclosures

Amendments to IFRSs that are mandatorily effective for the current year

In the year ended December 31, 2019, the Group has applied the below amendments to IFRS’s issued by the IASB that are mandatorily effective for an accounting period that began on or after January 1, 2019.

IFRS 16 Leases

The Group has adopted IFRS 16 in accordance with the modified retrospective transitional approach in the current year. The application of the standard has resulted in almost all leases being recognized on the balance sheet as the distinction between operating and finance leases has been removed. Under the new standard, a right of use asset and a financial liability to pay lease rentals are recognized. The only exceptions are short-term and low-value leases in accordance with the practical expedient allowed under the standard. For more information, see Note 17.

New and revised IFRSs in issue but not yet effective

At the date of authorization of these consolidated financial statements, the Group has not applied the following new and revised IFRSs that have been issued but are not yet effective:

IFRS 3 Business Combinations (effective January 1, 2020)

‘Definition of a Business (Amendments to IFRS 3)’ clarifies the definition and application guidance for when an entity assesses whether it has acquired a business or a group of assets. The amendments are effective for business combinations for which the acquisition date is on or after the beginning of the first reporting period beginning on or after January 1, 2020.

3.	Critical accounting judgments and key sources of estimation uncertainty

Certain accounting policies are considered to be critical to the Group. An accounting policy is considered to be critical if, in the Directors’ judgement, its selection or application materially affects the Group’s financial position or results. The application of the Group’s accounting policies also requires the use of estimates and assumptions that affect the Group’s financial position or results.

Below is a summary of areas in which estimation is applied primarily in the context of applying critical accounting judgements.

Critical judgements in applying group accounting policies

Intangible assets – development costs capitalization

Assessing whether assets meet the required criteria for initial capitalization requires judgement. This requires an assessment of the expected future benefits from the projects to be capitalized, technical feasibility and commercial viability. In particular, internally generated intangible assets must be assessed during the development phase to identify whether the Group has the ability and intention to complete the development successfully.

Determining the costs of assets to be capitalized also requires judgement. Specifically, judgement and estimation is required in determining the directly attributable costs to be allocated to the asset to enable the asset to be capable of operating in the manner intended by management.

Notes to the consolidated financial statements (continued)

Recognition of a deferred tax asset

The Group has accumulated significant unutilized trading tax losses (Note 27). A deferred tax asset in respect of these losses can only be recognized when it is probable that future taxable profits will be available to utilize these against. The Group reviews this assessment on an annual basis

Farfetch UK Limited functional currency change – date of change

As disclosed on Note 2.1, in January 2019 the functional currency of Farfetch UK Limited, the Group’s primary trading entity, changed from pound sterling to U.S dollar. While the trigger for the change was based on a factual assessment as described in the aforementioned Note 2.1, the determination of the date of change required judgement given the gradual change in the primary economic and business environment in which Farfetch UK Limited operates. This was driven by the growth of consumers where the Group receives U.S. dollars in settlement, as well as an increase in costs influenced by movements in the U.S dollar, throughout 2018 and crystalizing in Q4 2018. Guidance requires a change in functional currency to be reported as of the date it is determined there has been a change and it is generally accepted practice that the change is made at start of the most recent period. Noting that in accordance with IAS 21:35, when there is a change in an entity’s functional currency, the entity applies the translation procedures applicable to the new functional currency prospectively from the date of the change, management determined to enact this change effectively on January 1, 2019.

Key sources of estimation uncertainty

Business combinations

We use our best estimates and assumptions to accurately assign fair value to the intangible assets acquired at the acquisition date. The estimation is primarily due to the judgmental nature of the inputs to the valuation models used to measure the fair value of these intangible asset, as well as the sensitivity of the respective fair values to the underlying significant assumptions. We use a discounted cash flow method of the income approach to measure the fair value of these intangible assets and use specialists to develop certain estimates and assumptions. The significant estimates and assumptions used are in respect to (i) expected future revenue growth rates; (ii) anticipated operating margins; (iii) the useful lives of the acquired brand names; and (iv) the discount rates to be applied to the estimated future cash flows.

During the measurement period, which may be up to one year from the date of acquisition, the Group may record adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed, with the corresponding offset to goodwill. The Group continues to collect information and reevaluates these estimates and assumptions as deemed reasonable by management. The Group records any adjustments to these estimates and assumptions against goodwill provided they arise within the measurement period. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statement of operations.

We also use our best estimates and assumptions to accurately account for the value of put options over non-controlling interests, when applicable:

i) a liability is recognized in the accounts when then non-controlling shareholders have a put option over NCI;

ii) NCI is recognized at the time of acquisition when it is considered that the risk and rewards associated NCI rests with non-controlling shareholders and not recognized if it is considered that the risks and rewards rest with Farfetch.

For details of business combinations, please refer to Note 5.

Impairment of non-financial assets

Impairment exists when the carrying value of an asset CGU or group of CGU exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of

Notes to the consolidated financial statements (continued)

disposal calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow (“DCF”) model. The cash flows are derived from the budget and projections for the next five to ten years, according to the development and maturity of each CGU. The significant judgements and assumptions used in calculating the recoverable amount are (i) the expected future revenue growth rates, including the terminal growth rate (ii) the anticipated operating margin, and (iii) the discount rates applied to the future cash flows of the CGUs. These estimates are most relevant to goodwill and long-life intangibles recognized by the Group.

Intangible assets and property, plant and equipment – useful lives

The assessment of the useful economic lives and the method of amortizing these assets requires judgement. Depreciation and amortization are charged to the consolidated statement of operations based on the useful economic life selected, which requires an estimation of the period and profile over which the Group expects to consume the future economic benefits embodied in the asset. The Group reviews its useful economic lives at the reporting date.

4.	Revenue

Revenue by type of good or service (in thousands)

	2017	2018	2019
Digital Platform Services Revenue	$296,350	$488,995	$701,246
Digital Platform Fulfilment Revenue	74,182	97,794	127,960
Brand Platform Revenue	-	-	164,210
In-Store Revenue	15,434	15,595	27,621
Total Revenue	$385,966	$602,384	$1,021,037

Digital Platform services

Digital Platform Services Revenue includes commissions on third-party sales and revenue from first-party sales.

Commission revenue is recognized on a net basis in the statement of operations because the Group acts as an agent in these arrangements. The Group primarily acts as a commercial intermediary between sellers and end consumers and earns a commission for this service. Revenue in relation to these obligations within Digital Platform Services Revenue which have not been satisfied at the end of the 2019 reporting period is $691,000 (2018: 1,651,000, 2017: $1,067,000). In 2019, $1,651,000 (2018: $1,067,000, 2017: $330,000) of revenue deferred in 2018 (2017, 2016) was recognized as revenue.

In first-party sales arrangements, the Group sells its own goods on the platform where the Group is the principal, and therefore related revenues are recognised on a gross basis. Revenue on the sale of these goods is recognised when the goods are received by the end customer. For finished goods that have been ordered on the platform but not yet delivered to the end consumer at the end of the reporting period, revenue is deferred until delivery. At December 31, 2019, these deferred amounts were $1,766,000 (2018: $2,015,000, 2017: $1,135,000), which the Group expects to recognize within 30 days of period end. In 2019, $2,015,000 (2018: $1,135,000, 2017: $741,000) of revenue deferred in 2018 (2017, 2016) was recognized as revenue.

Digital Platform Service Revenue also includes fees charged to sellers for other activities, such as packaging, credit card processing, and other transaction processing activities.

At checkout, end consumers are charged for delivery, if applicable, in addition to the price of goods in their basket (refer to Digital Platform Fulfilment Revenue below for a discussion of delivery services). The Group is responsible for the collection of cash from end consumers with payment typically taken in advance of completing its performance obligations.

Notes to the consolidated financial statements (continued)

In arrangements where the Group acts as an agent, cash collections are remitted net to the sellers generally within two months of collection.

Digital Platform Fulfilment Revenue

The Group also provides delivery services for products sold on the platform, for which revenues are recognized when the products are delivered to the end consumers. Revenues for delivery services are stated net of promotional incentives and discounts. Digital Platform Fulfilment Revenue also includes fees charged to sellers for the settlement of duties which are recognized concurrently with commissions.

As discussed above, the promise with respect to delivery services is satisfied only when the goods are delivered. Within Digital Platform Fulfilment Revenue, where the delivery performance obligation has not been satisfied at the end of the reporting period, revenue of $851,000 (2018: $479,000, 2017: $436,000) has been deferred and is expected to be recognized in under 90 days from the end of the reporting period. The transaction price for this performance obligation is the delivery costs charged to the consumer as described above. In 2019 $479,000 (2018: $436,000, 2017: $407,000) of revenue deferred in 2018 (2017, 2016) was recognized as revenue. As at the end of the reporting period there were receivables from contracts with customers for the amount of $nil. (2018 and 2017: none).

Digital Platform Fulfilment Revenue has previously been referred to as Platform Fulfilment Revenue.

Further detail can be found in Note 2.3 e) to the consolidated financial statements.

Brand Platform Revenue

Brand Platform Revenue includes revenue generated by New Guards operations less revenue from New Guards’: (i) owned e-commerce websites, (ii) direct-to-consumer channel via Farfetch marketplaces and (iii) directly operated stores. Sales are made in the form of first-party sales arrangements to wholesalers, and therefore related revenues are recognized on a gross basis. Wholesale revenue is recognized when the goods are transferred to the wholesaler. For finished goods that have been ordered, but not yet delivered to the wholesaler at the end of the reporting period, revenue is deferred until delivery. At December 31, 2019, these deferred amounts were $26,507,000 (2018: $nil).

In-store

The Group has a single performance obligation in respect to In-Store Revenue, which is the sale of finished goods.

5.	Business combinations

Acquisitions in 2017

Fashion Concierge UK Limited

On October 31, 2017, Farfetch UK Limited, a wholly owned subsidiary of Farfetch Limited, acquired 100% of the issued share capital of Fashion Concierge UK Limited and its subsidiary F&C Fashion Concierge, LDA (“Fashion Concierge UK Limited”). The primary reason for the acquisition was for the Group to enhance its private client offering.

Details of the purchase consideration, the net assets acquired and goodwill are as follows (in thousands):

2017
Cash consideration	$-
Ordinary shares issued	2,183
Total purchase consideration	$2,183

Notes to the consolidated financial statements (continued)

The fair value of the 45,000 shares issued as 100% of the consideration paid for Fashion Concierge UK Limited ($2,183,000) was estimated based upon the Company’s most recent funding round as of the date of the acquisition.

Net cash inflow arising on acquisition (in thousands)

2017
Cash and cash equivalent balances acquired	$195
Cash consideration	-
Net cash inflow	$195

The ordinary shares issued are non-cash investing activities

The Group recognized the following assets and liabilities upon the Fashion Concierge UK Limited acquisition (in thousands):

2017
Intangible assets	$1
Tangible assets	4
Trade receivables	301
Cash and cash equivalents	195
Trade payables	(1,341)
Total net identified liabilities acquired	(840)
Goodwill	3,023
Total goodwill acquired	3,023
Net assets acquired	$2,183

The goodwill is attributable to the Fashion Concierge UK Limited reputation and the expected synergies and efficiencies generated by the business combination. It will not be deductible for tax purposes.

Acquisition-related costs of $123,000 are included in selling, general and administrative expenses. These costs were recorded in the year ending December 31, 2017.

Style.com

On June 12, 2017, Farfetch UK Limited, a wholly owned subsidiary of Farfetch Limited, acquired 100% of the business of Style.com, a luxury e-commerce retailer, from Conde Nast. The primary reason for the acquisition was for the Group to leverage customer relationships, the Style.com domain name authority and content to enhance the Group’s marketplace business.

Details of the purchase consideration, the assets acquired and goodwill are as follows (in thousands):

2017
Cash consideration	$-
Ordinary shares issued	12,411
Total purchase consideration	$12,411

The fair value of the 258,265 shares issued as 100% of the consideration paid for Style.com ($12,411,000) was estimated based upon the Company’s most recent funding round as of the date of the acquisition. The ordinary shares issued are non-cash investing activities.

Notes to the consolidated financial statements (continued)

The Group recognized the following assets and liabilities upon acquisition (in thousands):

2017
Inventories	$1,856
Total net identified assets acquired	1,856
Goodwill	7,050
Customer relationships	1,178
Trademarks and domain name	3,046
Deferred tax liability	(719)
Total goodwill and identifiable intangible assets acquired	10,555
Net assets acquired	$12,411

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

Acquisition-related costs of $557,000 are included in selling, general and administrative expenses. These costs were recorded in the year ending December 31, 2017.

Revenue and profit contribution of acquisitions made in 2017

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

Acquisitions in 2019

Stadium Goods

On January 4, 2019, Farfetch Limited completed the acquisition of 100% of the outstanding shares of Stadium Goods, the sneaker and streetwear marketplace for total consideration of $230,900,000. The Group expects to benefit from Stadium Goods’ brand, access to supply, and a team who have joined the Group, bringing with them a strong passion for, and knowledge of, luxury streetwear, further enhancing the company’s marketplace and stores offering. The consideration payable by the Group was in the form of cash consideration and Farfetch Limited shares. The consideration payable was split as $150,200,000 of cash, and 4,641,554 Class A Ordinary Shares with a value of $80,700,000 based on the Farfetch Limited share price as at the acquisition date.

The transaction is accounted for as a business combination under IFRS 3 and the purchase price allocation accounting has been finalized. Of the $80,700,000 share consideration, $52,100,000 includes a service condition for certain members of the Stadium Goods management team remaining with the Group over a four-year period. This does not satisfy the IFRS 3 definition of consideration and will be recognized as an expense in the statement of operations over the four-year service period as a share based payment expense. Therefore, under IFRS 3, the consideration is $178,800,000 consisting of $150,200,000 cash consideration and $28,600,000 share consideration, none of which is contingent on future performance or service conditions.

Notes to the consolidated financial statements (continued)

Details of the purchase consideration, the assets acquired and goodwill are as follows (in thousands):

2019
Cash consideration	$150,200
Ordinary shares issued	28,600
Total purchase consideration	$178,800

2019
Net cash outflow arising on acquisition
Cash and cash equivalent balances acquired	$1,678
Cash consideration	(150,200)
Net cash outflow	$(148,522)

The ordinary shares issued are non-cash investing activities.

The Group finalized its purchase price allocation in the first quarter 2019. The Group recognized the following assets and liabilities upon acquisition of Stadium Goods (in thousands):

2019
Intangible assets	$2,049
Brand name	117,300
Tangible assets	319
Right-of-use assets	2,802
Other non-current assets	243
Inventory	541
Net working capital (excluding inventory)	(3,642)
Non-current liabilities	(14,465)
Total net identified assets acquired	105,147
Goodwill	73,653
Net assets acquired	$178,800

Goodwill consists of expected synergies to be achieved by combining the operations of Stadium Goods with the Group, as well as other intangible assets that do not qualify for separate recognition under IFRS 3. Goodwill is expected to be deductible for tax purposes. No deferred tax has been recognized however on the basis that management did not consider there to be sufficient evidence at the time of the acquisition that suitable taxable profits were expected to arise to support recognition.

As the transaction has been treated as an asset purchase for tax purposes, no deferred tax has been recognized in respect of the brand name as there is no difference between the tax base and carrying amount at acquisition as it is expected that the brand name will be deductible for tax purposes.

Acquisition-related costs of $3,987,000 were recorded in 2019, and comprised $2,493,000, which are included in selling, general and administrative expenses, and $1,494,000, which are included in the merger relief reserve.

Toplife

On May 28, 2019, Farfetch (Shanghai) E-commerce Co., Ltd, a wholly owned subsidiary of Farfetch Limited, acquired 100% of the business of Toplife, a luxury e-commerce platform, from JD Group. The transaction is being treated as a business combination. The primary reason for the acquisition was for the Group to leverage the JD App Level 1 Access Button (Farfetch has replaced the Toplife JD Store with level 1 access being a prominent position on JD App’s homepage) to further enhance the Group’s marketplace business.

Notes to the consolidated financial statements (continued)

Details of the purchase consideration, the assets acquired, and goodwill are as follows (in thousands):

2019
Cash consideration	$48,503
Ordinary shares issued	-
Total purchase consideration	$48,503

No cash or cash equivalents were acquired.

The Group has performed its preliminary purchase price allocation. Owing to the timing and terms of the transaction, the Group is still refining its valuation assessment, mainly on account of TopLife inventory sales and of shutdown costs to be borne by Farfetch, and is expecting these to be finalized in the first quarter of 2020. Details of the purchase price allocation is below (in thousands):

2019
Tangible assets	$17
Inventory	131
Current liabilities	(1,605)
Level 1 access button	9,058
Total net identified assets acquired	7,601
Goodwill	40,902
Net assets acquired	$48,503

Goodwill consists of expected synergies to be achieved by combining the operations of Toplife with the Group, as well as other intangible assets that do not qualify for separate recognition under IFRS 3. Goodwill is not expected to be deductible for tax purposes. The level 1 access is amortized over four years.

Acquisition-related costs totaled $686,000 and are included in selling, general and administrative expenses. These costs were recorded in the year ending December 31, 2019.

CuriosityChina

On April 3, 2019, Farfetch China (HK Holdings) Limited, a wholly owned subsidiary of the Farfetch Limited, completed the acquisition of 78% of the outstanding shares of CuriosityChina with total consideration of $9,000,000. The Group expects to benefit from CuriosityChina's expertise in the China market including its customer base and technological capabilities. The consideration payable by the Group was in the form of cash. The Group has the obligation to acquire the remaining 22% of outstanding shares that it did not initially acquire. On acquisition, the present value of this obligation amounted to $4,322,000 and was accounted for separately from the business combination as a liability. In connection to the purchase obligation, the Group recognized a $1,606,000 fair value revaluation loss in the statement of operations for the year ended December 31, 2019. The carrying value related to the call option over the remaining non-controlling interest in CuriosityChina at December 31, 2019, is $5,928,000.

The transaction has been accounted for as a business combination under IFRS 3.

Details of the total purchase consideration, the net assets acquired and goodwill are as follows (in thousands):

2019
Cash consideration	$9,000
Ordinary shares issued	-
Total purchase consideration	$9,000

Notes to the consolidated financial statements (continued)

2019
Net cash outflow arising on acquisition
Cash and cash equivalent balances acquired	$409
Cash consideration	(9,000)
Net cash outflow	$(8,591)

The Group finalized its purchase price allocation in the fourth quarter of 2019. The Group recognized the following assets and liabilities upon acquisition of CuriosityChina (in thousands):

2019
Tangible assets	$78
Current assets	1,879
Current liabilities	(1,005)
Customer relationships	3,878
Backlog	202
Technology	2,059
Deferred tax liability	(921)
Total net identified assets acquired	6,170
Goodwill	3,039
Total net identified assets acquired and goodwill	9,209
Non-controlling interest	(209)
Net assets acquired	$9,000

Goodwill consists of expected synergies to be achieved by combining the operations of CuriosityChina with the Group, as well as other intangible assets that do not qualify for separate recognition under IFRS 3. Goodwill is not expected to be deductible for tax purposes. The Customer relationships, Backlog and Technology are amortized over ten, two and ten years respectively.

Acquisition-related costs totaled $350,000 and are included in selling, general and administrative expenses. These costs were recorded in the year ending December 31, 2019.

New Guards

On August 2, 2019, Farfetch Italia, a wholly owned subsidiary of Farfetch Limited, signed a sale and purchase agreement for the acquisition of 100% of the outstanding shares of New Guards and took control of New Guards on the same date. The acquisition complements the Group's strategy to be the global technology platform for luxury fashion. The consideration payable by the Group was in the form of cash and Farfetch Limited shares. The total consideration payable was $704,088,000, split as $358,910,000 of cash, and 17,710,526 Class A Ordinary Shares with a value of $345,178,000 based on the Farfetch Limited share price as at the acquisition date. With respect to the share consideration, 3,554,855 of the shares reflected an estimate at the acquisition date of the shares expected to be issued based on Farfetch Limited's volume adjusted average share price for the 10-day period ended September 18, 2019 and classified as a liability.

The transaction is accounted for as a business combination under IFRS 3 and the preliminary purchase price allocation accounting has been completed. The purchase price allocation is expected to be finalized in the first half of 2020, following customary adjustments.

Notes to the consolidated financial statements (continued)

Details of the total purchase consideration, the assets acquired, and goodwill are as follows (in thousands):

2019
Cash consideration	$358,910
Ordinary shares issued	275,894
Ordinary shares to be issued	69,284
Total purchase consideration	$704,088

2019
Net cash outflow arising on acquisition
Cash and cash equivalent balances acquired	$102,835
Cash consideration	(358,910)
Net cash outflow	$(256,075)

The ordinary shares issued are non-cash investing activities.

The ordinary shares to be issued reflected the Group's best estimate of the shares it expected to issue as at the acquisition date as noted above. These shares were issued on September 23, 2019 with a $21,500,000 debit recognized in profit or loss on issue reflecting the fair value remeasurement of the shares on the date they were issued.

The Group recognized the following assets and liabilities upon acquisition of New Guards (in thousands):

2019
Intangible assets	$1,382
Brand name	830,150
Tangible assets	2,714
Right-of-use assets	10,727
Deferred tax assets	3,451
Other non-current assets	2,694
Inventory	36,757
Net working capital (excluding inventory)	32,027
Non-current liabilities	(13,698)
Deferred tax liabilities	(231,729)
Total net identified assets acquired	674,475
Goodwill	188,020
Total net identified assets acquired and goodwill	862,495
Non-controlling interest	(158,407)
Net assets acquired	$704,088

Goodwill consists of expected synergies to be achieved by combining the operations of New Guards with the Group, as well as other intangible assets that do not qualify for separate recognition under IFRS 3. Goodwill is not expected to be deductible for tax purposes.

Acquisition-related costs totaled $4,090,000 and comprised $2,086,000, which are included in selling, general and administrative expenses, and $2,004,000, which are included in the merger relief reserve. These costs were recorded in the year ending December 31, 2019.

Revenue and profit contribution of acquisitions made in 2019

The results of operations for each of the 2019 acquisitions have been included in the Group’s consolidated statements of operations since the date of acquisition. Actual and pro forma revenue and results of operations for the

Notes to the consolidated financial statements (continued)

acquisitions of Stadium Goods, Curiosity China and Toplife have not been presented because they do not have a material impact to the consolidated revenue and results of operations, either individually or in aggregate. Actual revenue and results of operations for the acquisition of New Guards for the period since acquisition date were $182,989,000 and $23,142,000 respectively. Pro forma revenue and results of operations for the acquisition of New Guards as though the acquisition date had been the beginning of the year is impracticable because of the lack of financial information at the end of the reporting periods as the acquired entity’s reporting periods were misaligned with Farfetch's reporting periods.

6.	Segmental and geographical information

Segmental information

The Group has identified three reportable operating segments. This assessment is based on information reported to the Group’s Chief Operating Decision Maker, which is deemed to be the Chief Executive Officer, for the purpose of assessing segmental performance and resource allocation.

Following the acquisition of New Guards, in the fourth quarter of 2019, we realigned our operating segments to reflect the manner in which the business had become organized and how performance had become internally evaluated. Prior to this realignment, we had one reportable operating segment resulting from the aggregation of four operating segments: (1) Farfetch Marketplace, (2) Farfetch Black and White, (3) Farfetch Store of the Future and (4) Browns stores. As of December 31, 2019, we have three reportable operating segments (A) Digital Platform, (B) Brand Platform and (C) In-Store. Historical periods presented in this Annual Report reflect in these three reportable operating segments.

There are no intersegment transactions that require elimination. Order Contribution is used to assess the performance and allocate resources between the segments.

The results of our three reportable operating segments is as follows (in thousands):

	2017	2018	2019
Digital Platform
Services Revenue	$296,350	$488,995	$701,246
Fulfilment Revenue	74,182	97,794	127,960
Revenue	370,532	586,789	829,206
Less: Cost of revenue	(173,951)	(295,083)	(457,293)
Gross profit	196,581	291,706	371,913
Less: Demand generation expense	(69,202)	(97,295)	(151,350)
Order contribution	$127,379	$194,411	$220,563

	2017	2018	2019
Brand Platform
Revenue	n/a	n/a	164,210
Less: Cost of revenue	n/a	n/a	(89,203)
Gross profit or order contribution	$-	$-	$75,007

	2017	2018	2019
In-Stores:
Revenue	$15,434	$15,595	$27,621
Less: Cost of revenue	(7,249)	(8,851)	(14,695)
Gross profit or order contribution	$8,185	$6,744	$12,926

Notes to the consolidated financial statements (continued)

Geographical information

The Group believes it is relevant to disclose geographical revenue information on both a supply basis, determined by location of the Farfetch contracting entity, and on a demand basis, determined by location of consumer.

The Group’s UK revenue, based on location of the Farfetch contracting entity, was $619,326,000 (2018: $492,495,000, 2017: $335,345,000).

The Group’s revenue from external consumers, based on consumer billing location, and information about its segment assets by geographical location are detailed below (in thousands):

	2017	2018	2019
Revenue from external consumers
Americas	$111,349	$175,060	$277,712
Europe, Middle East and Africa	156,507	240,662	377,944
Asia Pacific	118,110	186,662	365,381
Total Revenue	$385,966	$602,384	$1,021,037

	2018	2019
Non-current assets
Americas	$6,089	$506,130
United Kingdom	118,374	214,213
Europe, Middle East and Africa	21,500	796,974
Asia Pacific	6,020	65,232
Total Non-current assets	$151,983	$1,582,549

In 2018, the Group revised its methodology for determining the geographical location of revenue from being based on consumer shipping location to consumer billing location. In addition, the Group previously disclosed first-party sales based on the location of the seller. In 2018, the Group revised this to being based on the consumer billing location which is consistent with third-party based sales. Revenue by geographical location for the year ended December 31, 2017 was also revised to reflect this change in methodology.

No single consumer amounted for more than 10% of Group revenues (2018: none, 2017: none).

7.	Employees and directors

Included within employees and directors expenses are (in thousands):

	2017	2018	2019
Wages and salaries	$88,164	$140,298	$206,092
Social security costs	12,783	24,976	36,314
Other pension costs	898	1,391	2,569
Share based payments (equity settled)	16,667	34,668	150,333
Share based payments (cash settled)	3,807	10,355	10,675
Share based payments (employment related taxes)	1,012	8,796	(2,586)
Total employees and directors expenses	$123,331	$220,484	$403,397

These amounts are included within the selling, general and administrative expenses line in the consolidated statement of operations.

Notes to the consolidated financial statements (continued)

8.	Operating expenses

Included within selling, general and administrative expenses are (in thousands):

	2017	2018	2019
Demand generation expenses	$69,202	$97,295	$151,350
Technology expenses	31,611	68,224	84,207
Depreciation and amortization	10,980	23,537	113,591
Share based payments	21,486	53,819	158,422
General and administrative	162,032	228,891	345,665
Other items	649	—	16,374
Total selling, general and administrative expenses	$295,960	$471,766	$869,609

Demand generation expense consists primarily of fees that we pay our various media and affiliate partners. Other items in the current year is mostly comprised of transaction-related legal and advisory expenses.

Included within losses/(gains) on items held at fair value through profit and loss are (in thousands):

	2017	2018	2019
Change in fair value of put and call option liabilities	$3,300	$-	$(43,247)
Change in fair value of acquisition related consideration	-	-	21,526
Losses/(gains) on items held at fair value through profit and loss	$3,300	$-	$(21,721)

Change in fair value of put and call option liabilities in the current year relate to the revaluation of liabilities arising as a result of the acquisition of CuriosityChina ($1,600,000 revaluation loss) and the partnership with Chalhoub ($44,800,000 revaluation gain). Change in fair value of acquisition related consideration relates to the remeasurement charges for shares issued in the acquisition of New Guards.

9.	Finance income and costs

Included within finance income and costs are (in thousands):

	2017	2018	2019
Unrealised exchange gains	$-	$26,922	$22,856
Interest on cash and cash equivalents and short-term deposits	2,833	11,260	11,526
Finance income	2,833	38,182	34,382
Unrealised exchange losses	(18,902)	(17,779)	(10,977)
Interest on borrowings	(1,572)	-	-
Lease interest	-	-	(3,472)
Other interest expense	(1)	(537)	(4,783)
Finance costs	(20,475)	(18,316)	(19,232)
Net finance (costs)/ income	$(17,642)	$19,866	$15,150

10.	Material Loss or Profit

Notes to the consolidated financial statements (continued)

The group has identified a number of items which are material due to the significance of their nature and/or amount. These are listed separately here to provide a better understanding of the financial performance of the group (in thousands):

	Note	2017	2018	2019
Leases (2017 and 2018: operating leases)		$18,162	$19,244	$9,449
Research and development costs expensed		5,102	12,455	66,024
Loss/(Gain) on disposal of non-current assets		42	1,028	(144)
Amortization—Intangible assets	15	7,332	16,199	85,055
Right of use assets depreciation	17	-	-	19,564
Transaction related legal and advisory expenses		680	-	15,374
Change in fair value of put and call option liabilities		3,300	-	(43,247)
Change in fair value of acquisition related consideration		-	-	21,526

Following the adoption of IFRS 16 by the Group from January 1, 2019, lease contracts are accounted for by recognized a right-of-use asset and a corresponding liability and are then charged to profit and loss via depreciation and finance cost, as described in Note 2. Therefore, the leases disclosed in the table above as an expense in profit or loss, arise from payments associated with short-term leases and leases of low-value assets, recognized in profit and loss on a straight-line basis. Short-term leases are leases with a lease term of 12 months or less, while low-value assets comprise IT-equipment and small items of office furniture.

11.	Taxation
a)	Income tax expense (in thousands)

	2017	2018	2019
Current tax:
Corporate tax	$805	$2,208	$15,676
Prior year adjustments	132	(50)	(1,652)
Total current tax	937	2,158	14,024
Total deferred tax	(767)	-	(12,862)
Income tax expense	$170	$2,158	$1,162

Notes to the consolidated financial statements (continued)

b)	Reconciliation of income tax expense to tax payable

The tax on the Group’s loss before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profit of the consolidated entities as follows (in thousands):

	2017	2018	2019
Loss before tax	$(112,105)	$(153,417)	$(372,526)
Tax at the UK tax rate of 19.00% (2018: 19.00%, 2017: 19.25%)	(21,580)	(29,149)	(70,780)
Tax effects of:
Sundry temporary differences	(599)	-	-
Sundry permanent differences	1,965	4,355	1,895
Entertaining	27	37	29
Loss utilisation	(85)	(334)	(1,126)
Share based payment	1,518	3,195	8,123
R&D and Investment Tax Credit	-	-	(1,826)
Release of deferred tax liabilities on acquisition	-	-	(12,853)
Deferred tax on timing differences	-	-	(9)
Taxes paid overseas and rate difference	(144)	(599)	3,853
Foreign exchange rate differences	192	(6)	-
Prior year adjustments	132	(50)	(1,652)
Unrecognized deferred tax asset arising from timing differences relating to:
Share based payment	2,204	(7,522)	13,305
Non-current assets	463	361	1,624
Accrued bonus and other expenses	-	-	(215)
Losses carried forward	16,077	31,870	60,794
Income tax expense	$170	$2,158	$1,162

The Finance Act 2015 reduced the main rate of UK Corporation Tax, “CT” from 20% to 19% for the 2017 tax year, with the rate set at 19% for the 2018 and 2019 tax years. The Group has used a tax rate of 19.00% for the 2019 financial year. The Finance Act 2016 has set the CT rate for the 2020 tax year as 17%. In November 2019, the Prime Minister announced that he intended to cancel the future reduction in corporate tax rate from 19% to 17%. This announcement does not constitute substantive enactment and therefore unrecognized deferred taxes at the balance sheet date continue to be tracked at the enacted tax rate of 17%. However, it is possible that the corporation tax rate remains at 19% after 1 April 2020.

There is no income tax relating to the components presented within other comprehensive loss.

12.	Loss per share

Basic loss per share is computed using the weighted-average number of outstanding shares during the period. Diluted loss per share is computed using the weighted-average number of outstanding shares and excludes all potential shares outstanding during the period, as their inclusion would be anti-dilutive. The Group’s potential shares consist of incremental shares issuable upon the assumed exercise of share options and warrants, and the incremental

Notes to the consolidated financial statements (continued)

shares issuable upon the assumed vesting of unvested share awards. The calculation of loss per share is as follows (in thousands):

	2017	2018	2019
In $ except share and per share data
Basic and diluted
Loss attributable to equity holders of the parent	$(112,275)	$(155,575)	$(385,297)
Shares used in calculation
Weighted-average shares outstanding	223,465,734	264,432,214	318,843,239
Basic and diluted loss per share attributable to owners of the parent	$(0.50)	$(0.59)	$(1.21)

Potential dilutive securities that are not included in the diluted per share calculations because they would be anti-dilutive are as follows (in thousands):

	2017	2018	2019
Employee options	6,675	14,649	9,105
Warrants	3,303	125	-
Contingently issuable shares	994	-	-

13.	Inventories

	2018	2019
Finished goods	$60,954	$128,107
Total inventories	$60,954	$128,107

The total cost of inventory recognized as an expense in the consolidated statement of operations was $232,624,000 (2018: $87,416,000). The total provision against inventory in order to write down the balance to the net recoverable value was $13,282,000 (2018: $4,182,000).

14.Trade and other receivables

Details of trade and other receivables consist of the following at December 31 (in thousands):

	2018	2019
Current
Trade receivables	$2,727	$34,363
Other current receivables	45,558	120,450
Sales taxes	10,352	16,868
Prepayments and accrued income	34,342	18,216
Current tax assets	-	1,873
Derivative financial assets (Note 30)	691	3,024
Total current trade and other receivables	93,670	194,794
Non-current
Other receivables	10,458	12,388
Total non-current trade and other receivables	$10,458	$12,388

The carrying amount of other receivables approximates their fair value. The maximum credit risk at the balance sheet date is considered to be equivalent to the carrying value of other receivables.

Non-current other receivables increased to $12,388,000 in 2019 (December 31, 2018: $10,458,000) due to the incorporation of the new acquisition New Guards and to the expansion of the Company’s global office presence.

Notes to the consolidated financial statements (continued)

The balance is comprised mainly of deposits for office leases and services, and operations related deposits, which the Company is not expecting to recover within the next 12 months.

Other current receivables as at December 31,2019 totaled $120,450,000 (December 31, 2018: $45,557,000) and comprised mainly of advances to boutique partners, first-party product suppliers and other suppliers, mainly on Farfetch UK for the Marketplace with $42 million (December 31, 2018: $37.4 million), Browns with $41 million (December 31, 2018: $3.6 million), Fashion Concierge with $2.5 million (December 31, 2018: $2.1 million) and New Guards $5 million (December 31, 2018: nil), as well as deposits with the payment service providers with $10 million (December 31, 2018: nil), and bank deposits as collateral that are not readily available within 90 days with $12.5 million (December 31, 2018: nil).

Trade receivables increased to $34,363,000 in 2019 (December 31, 2018: $2,727,000) as a result of the trade operations of Browns, Stadium Goods and mainly New Guards.

15.	Intangible assets

Intangible assets consist of the following at (in thousands):

	Goodwill	Brand, trademarks & domain names	Customer relationships	Development costs	Total
Cost
At December 31, 2017	$38,449	$7,289	$2,384	$38,937	$87,059
Additions	-	-	-	50,978	50,978
Transfers	-	-	-	166	166
Foreign exchange movements	(2,406)	(443)	(145)	(4,602)	(7,596)
At December 31, 2018	36,043	6,846	2,239	85,479	130,607
Additions	305,526	958,407	3,878	78,401	1,346,212
Transfers	-	-	-	-	-
Foreign exchange movements	(502)	64	(107)	53	(492)
At December 31, 2019	341,067	965,317	6,010	163,933	1,476,327
Accumulated amortization
At December 31, 2017	-	(1,604)	(565)	(10,849)	(13,018)
Amortization for year	-	(459)	(1,057)	(14,683)	(16,199)
Transfers	-	-	-	-	-
Foreign exchange movements	-	123	96	1,736	1,955
At December 31, 2018	-	(1,940)	(1,526)	(23,796)	(27,262)
Amortization for year	-	(55,044)	(260)	(29,751)	(85,055)
Transfers	-	12	-	-	12
Foreign exchange movements	-	(42)	-	(1,013)	(1,055)
At December 31, 2019	-	(57,014)	(1,786)	(54,560)	(113,360)
Net book value
At December 31, 2018	36,043	4,906	713	61,683	103,345
At December 31, 2019	$341,067	$908,303	$4,224	$109,373	$1,362,967

Included within development costs is $1,156,000 (2018: $205,000) of assets that are under the course of construction. Amortization of this will commence once they have been brought into use.

Development costs relate to capitalized development expenses relating to development of internal software and developments of the Farfetch websites.

Notes to the consolidated financial statements (continued)

Additions to goodwill, brands, trademarks & domain names and customer relationships in 2019 arose due to the business combinations described in Note 5, and the incorporation of $1.9 million of brands, trademark and domain names from the acquisition of New Guards.

Amortization for all intangible assets is recorded in selling, general and administrative expenses.

Goodwill reflects the amount of consideration in excess of the fair value of net assets of business combinations. The Group tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired. Goodwill has been allocated to the following CGUs or group of CGUs. For details regarding additions to goodwill refer to Note 5. The goodwill amounts for each CGU or group of CGU consists of the following at December 31 (in thousands):

	2018	2019
CGU
Marketplace	$16,368	$130,993
Browns – Platform	19,675	19,015
CuriosityChina	-	3,039
New Guards	-	188,020
Total Goodwill	$36,043	$341,067

The recoverable amounts of the CGUs are determined from value in use calculations. The key assumptions for the value in use include (i) expected future revenue growth rates, including the terminal growth rate; (ii) anticipated operating margins; and (iii) the discount rates to be applied to the estimated future cash flows. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGUs and the group of units. The growth rates are based on industry growth forecasts.

The Group prepares cash flow forecasts derived from the most recent financial budgets approved by management for the next five to ten years, according to the nature and maturity of each CGU. The Group believes this period range is appropriate to capture the high growth rates seen in the markets in which our CGUs operate.

The key assumptions for the value in use calculations are the long term growth rate applied to year five or ten onwards and the pre-tax discount rates. The Group extrapolates the cash flows in the fifth or tenth year based on an estimated growth rate of 2% (2018: 2%). This rate does not exceed the average long-term growth rate for the relevant markets. The pre-tax discount rate used to discount the forecast cash flows ranges from 7.7% to 11.7% (2018: 9.7% to 11.8%). The pre-tax discount rate applied is derived from a market participant’s estimated weighted average cost of capital. The assumptions used in the calculation of the Group’s weighted average cost of capital are benchmarked to externally available data.

Management has performed sensitivities on key assumptions and based upon these believe that there are no indicators of impairment.

The recoverable amount of each CGU would equal its carrying amount if the key assumptions were to change as follows:

	Marketplace	Browns – Platform	CuriosityChina	New Guards
Budgeted revenue growth (change in pp)	(30)	(3)	(11)	(13)
Pre-tax discount rate (change in pp)	8	2	5	6
Long term growth rate (change in pp)	(8)	(3)	(7)	(10)

Notes to the consolidated financial statements (continued)

16.	Property, plant and equipment

Property, plant and equipment consist of the following (in thousands):

	Freehold land and buildings	Leasehold improvements	Fixtures and fittings	Motor vehicles	Plant, machinery and equipment	Totals
Cost
At December 31, 2017	$-	$23,453	$5,516	$142	$6,563	$35,674
Additions	-	16,086	2,083	-	3,318	21,487
Disposals	-	(1,489)	(211)	(28)	(61)	(1,789)
Transfers	-	(1,156)	889	-	101	(166)
Foreign exchange movements	-	(1,830)	(501)	(5)	(525)	(2,861)
At December 31, 2018	-	35,064	7,776	109	9,396	52,345
Additions	17,948	10,633	3,424	117	9,809	41,931
Disposals	-	(322)	(35)	(30)	(22)	(409)
Transfers	-	(2,109)	1,824	-	(2,100)	(2,385)
Foreign exchange movements	(130)	(131)	(21)	(3)	(139)	(424)
At December 31, 2019	17,818	43,135	12,968	193	16,944	91,058
Accumulated depreciation
At December 31, 2017	-	(4,008)	(1,862)	(112)	(2,996)	(8,978)
Depreciation for year	-	(4,091)	(1,196)	(14)	(2,037)	(7,338)
Disposals	-	562	136	28	35	761
Transfers	-	-	11	-	(11)	-
Foreign exchange movements	-	375	129	4	230	738
At December 31, 2018	-	(7,162)	(2,782)	(94)	(4,779)	(14,817)
Depreciation for year	-	(3,994)	(1,995)	(23)	(2,960)	(8,972)
Disposals	-	219	31	16	16	282
Transfers	-	579	-	-	-	579
Foreign exchange movements	-	(159)	86	1	(59)	(131)
At December 31, 2019	-	(10,517)	(4,660)	(100)	(7,782)	(23,059)
Net book value
At December 31, 2018	-	27,902	4,994	15	4,617	37,528
At December 31, 2019	$17,818	$32,618	$8,308	$93	$9,162	$67,999

Included within leasehold improvements and computer equipment is $774,000 (2018:$6,312,000) of assets that are under the course of construction. Depreciation will commence once they have been brought into use.

Depreciation for all property, plant and equipment is recorded in selling, general and administrative expenses.

17.Right-of-use assets and lease liabilities

This note explains the impact of the adoption of IFRS 16 Leases on the Group’s consolidated financial statements and discloses the new accounting policies that have been applied from January 1, 2019.

The Group has adopted IFRS 16 retrospectively from January 1, 2019 but has not restated comparatives for the 2018 reporting period, as permitted under the specific transitional provisions in the standard. The reclassifications and adjustments arising from the new leasing rules are therefore recognized in the opening balance sheet on January 1, 2019.

The Group's leasing activities and how these are accounted for:

Notes to the consolidated financial statements (continued)

The Group leases various offices, retail stores and cars. Lease contracts are typically made for fixed periods of 3 to 8 years but may have extension options. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.

Until financial year 2018, leases of property, plant and equipment were classified as either finance or operating leases. Payments made under operating leases (net of any incentives received from the lessor) were charged to profit or loss on a straight-line basis over the period of the lease.

From January 1, 2019, leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the group. Each lease payment is allocated between the capital borrowed and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

- fixed payments (including in-substance fixed payments), less any lease incentives receivable;

- variable lease payments that are based on an index or a rate;

- amounts expected to be payable by the lessee under residual value guarantees;

- the exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and

- payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

Where it can be determined lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Right-of-use assets are measured at cost comprising the following:

- the initial measurement of the lease liability; - any lease payments made at or before the commencement date less any lease incentives received;

- any initial direct costs; and

- restoration costs.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise IT-equipment and small items of office furniture.

Adjustments recognized on adoption of IFRS 16

On adoption of IFRS 16, the Group recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The lessee’s incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 3.8% on average.

For leases previously classified as finance leases the Group recognized the carrying amount of the lease asset and lease liability immediately before transition as the carrying amount of the right of use asset and the lease liability at the date of initial application. The measurement principles of IFRS 16 are only applied after that date. See below details (in thousands):

Notes to the consolidated financial statements (continued)

2019
Operating lease commitments disclosed as at December 31, 2018	$103,034
Discounted using the lessee’s incremental borrowing rate of at the date of initial application	78,937
Less short-term leases recognized on a straight-line basis as expense	(1,552)
Less Lease committed to at December 31, 2018 but not commenced at January 1, 2019	(8,074)

Lease liability recognized as at January 1, 2019	69,311
Of which:
Current lease liabilities	12,655
Non-current lease liabilities	56,656
Lease liability recognized as at January 1, 2019	$69,311

The associated right-of-use assets were measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized on the balance sheet as at December 31, 2018. The Group have used the practical expedient in IFRS 16 that allows a lessee to determine whether a right-of-use asset is impaired through performing an IAS 37 onerous lease assessment. There were no onerous lease contracts that would have required an adjustment to the right-of-use assets at the date of initial application.

The recognized right-of-use assets & liabilities relate to the following types as at the transition date and December 31, 2019 (in thousands):

	January 1, 2019	December 31, 2019
Properties	$67,272	$114,618
Vehicles	469	558
Total right-of-use assets	$67,741	$115,176

Properties	$68,842	$118,760
Vehicles	469	558
Total right-of-use liabilities	$69,311	$119,318

In the year ended December 31, 2019, a depreciation charge of $19,564,000 was recognized in relation to the right-of-use assets. In the year ended December 31, 2019, a finance cost of $3,472,000 was recognized in relation to right-of-use liabilities.

In year ended December 31, 2019, cash outflow relating to leases was $19,127,000. Additions to right of use assets in the year ended December 31, 2019 was $41,397,000.

During the year end December 31,2019, a charge of $9,449,000 was recognized in relation to short-term and low value leases.

In applying IFRS 16 for the first time, the Group has used the practical expedients permitted by the standard:

- the accounting for operating leases with a remaining lease term of less than 12 months as at January 1,2019 as short-term leases; and

- the exclusion of initial direct costs for the measurement of the right-of-use asset at the date of initial application.

The Group has also elected not to reassess whether a contract is, or contains, a lease at the date of initial application. Instead, for contracts entered into before the transition date, the Group relied on its assessment made in applying IAS 17 Leases and IFRIC 4 Determining whether an Arrangement contains a Lease.

Notes to the consolidated financial statements (continued)

18.	Investments

Equity investments

The investments of the company are comprised of minor equity interests, convertible loan notes, and senior secured promissory loan notes, with a net book value as of December 31, 2019 of $16,229,000 (2018: $566,000), of which $5,529,000 are carried at fair value with changes in fair value recognized within other comprehensive income and $10,700,000 are held at amortized cost. In 2019 the Group acquired $20,800,000 of minor equity interests, convertible loan notes, and senior secured promissory loan notes, and recorded a loss on investments carried at fair value of $5,100,000 ($5,000,000 was recognized in the statement of operations and $100,000 in other comprehensive income).

Investments in associates

The table below (in thousands) illustrates the summarized financial information of the Group’s investments in Farfetch Finance Limited and Alanui S.r.l. The investment in Alanui S.r.l. arose as a result of the Group’s acquisition of New Guards (see Note 5 for further details). The Group’s shareholdings in these entities and their principal activities can be found in Note 22.

Share of associates net assets
At December 31, 2017	$58
Share of profit after tax	28
At December 31, 2018	86
Additions due to business combinations	2,014
Share of profit after tax	366
At December 31, 2019	$2,466

19.	Cash and cash equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, cash held by payment service providers, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Cash and cash equivalents consist of the following at (in thousands):

	December 31, 2018	December 31, 2019
Cash held in banks	$49,935	$170,468
Money market funds	739,330	99,362
Short-term deposits	225,209	12,328
Amounts held by payment service providers	30,312	40,271
Total cash and cash equivalents	$1,044,786	$322,429

Notes to the consolidated financial statements (continued)

20.	Share capital and share premium

Ordinary shares issued and fully paid as at December 31, 2019 (in thousands, except number of shares):

Number of shares	Class	Par value $	Share capital	Share premium	Merger reserve	Total
296,740,928	Class A ordinary shares	0.04	$11,870	$832,498	$783,529	$1,627,897
42,858,080	Class B ordinary shares	0.04	1,714	45,509	-	47,223
339,599,008			$13,584	$878,007	$783,529	$1,675,120

During 2019, 39,742,008 shares were issued. All were fully paid and newly issued Class A ordinary shares. The nominal value of all shares issued is $0.04 each. Out of the total shares issued, 4,641,554 Class A ordinary shares were issued in relation to the acquisition of Stadium Goods, and a total of 27,521,418 Class A ordinary shares were issued in relation to the acquisition of New Guards. Transaction costs recognized directly in equity amount to $1,494,000 for Stadium Goods and $2,004,000 for New Guards. Additionally, 7,579,036 Class A ordinary shares were issued in respect of share options and warrants that were exercised, and RSUs that have vested.

Ordinary shares issued and fully paid as at December 31, 2018 (in thousands, except number of shares):

Number of shares	Class	Par value $	Share capital	Share premium	Merger reserve	Total
256,998,920	Class A ordinary shares	0.04	$10,280	$726,791	$783,529	$1,520,600
42,858,080	Class B ordinary shares	0.04	1,714	45,509	-	47,223
299,857,000			$11,994	$772,300	$783,529	$1,567,823

During 2018, 67,410,405 shares were issued. All were fully paid and newly issued Class A ordinary shares principally relating to the IPO and concurrent private placement in September 2018 where 41,608,088 Class A ordinary shares were issued. The nominal value of all shares issued is $0.04 each. Transaction costs related to the IPO and recognized directly in equity amount to $11,914,000. Additionally, 14,961,544 shares in respect of warrants and share options were exercised prior to the IPO and 361,343 share options were exercised following the IPO. In January 2018, there was a series G funding round follow-on where 8,502,500 Class A ordinary shares were issued. Transaction costs recognized directly in equity amount to $36,000. The Browns earn-out was also settled through the issuance of 1,976,930 shares in April 2018 which had previously been recognized as a financial liability as the number of shares was variable based on the earn-out mechanism, rather than being a cash-settled liability.

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

Notes to the consolidated financial statements (continued)

21.	Reserves

Other reserves consist of the following (in thousands):

	Warrant reserve	Changes in ownership	Share based payments	Cashflow hedge reserve	Merger relief reserve	Other	Total other reserves
At December 31, 2016	$747	$(8,666)	$27,776	$-	$-	$-	$19,857
Transactions with non-controlling interests	-	-	-	-	2,161	-	2,161
Share based payments - equity settled	-	-	16,457	-	-	-	16,457
At December 31, 2017	747	(8,666)	44,233	-	2,161	-	38,475
Movement in cash flow hedge reserve	-	-	-	436	-	-	436
Share based payments - equity settled	-	-	28,563	-	-	-	28,563
At December 31, 2018	747	(8,666)	72,796	436	2,161	-	67,474
Shares issued - acquisition of a subsidiary	-	-	-	-	393,853	-	393,853
Movement in cash flow hedge reserve	-	-	-	(3,385)	-	-	(3,385)
Share based payments - equity settled	-	-	76,383	-	-	-	76,383
Share based payments - reverse vesting shares	-	-	(82,646)	-	-	-	(82,646)
Exercise of warrants	(747)	-	-	-	-	-	(747)
Transaction with non-controlling interests	-	-	-	-	-	(101,311)	(101,311)
Impairment loss on revaluation of investments	-	-	-	-	-	(100)	(100)
Remeasurement loss on legally required severance plan	-	-	-	-	-	(58)	(58)
At December 31, 2019	$-	$(8,666)	$66,533	$(2,949)	$396,014	$(101,469)	$349,463

The warrant reserve represents the cumulative expense of the shares to be issued where the Group has issued warrants. On exercise, the cumulative warrant expense is reclassified to accumulated losses. During 2019, all the warrants were exercised.

The changes in ownership reserve represents transactions with former non-controlling interests of the Group.

The share based payments reserve represents the Group’s cumulative equity settled share option expense. On exercise, the cumulative share option expense is reclassified to accumulated losses.

The cash flow hedge reserve is used to recognize the effective portion of gains or losses on derivatives that are designated and qualify as cash flow hedges.

The merger relief reserve represents the excess over nominal share capital where there has been share consideration as part of a business combination.

The transaction with non-controlling interests represents the initial recognition of the Chalhoub partnership.

22.	Group information

At December 31, 2019, the Company’s subsidiaries were as follows:

Direct Holdings
Name	Country of incorporation	% equity interest		Principal activities
		2018	2019
Farfetch.com Limited	Isle of Man	100	100	Holding company

Notes to the consolidated financial statements (continued)

Indirect Holdings
	Country of incorporation	% equity interest		Principal activities
		2018	2019
Farfetch UK Limited	England & Wales	100	100	Marketing, providing editorial and merchant services
FFBR importacao e exportacao LTDA*	Brazil	100	100	Import & Export Agent for Farfetch
Farfetch.com Brasil Servicos LTDA**	Brazil	100	100	E-commerce, marketing and editorial services
Farfetch.com US LLC	USA	100	100	E-commerce and marketing
Farfetch-Portugal Unipessoal LDA	Portugal	100	100	Back office support
Farfetch HK Holdings Limited	Hong Kong	100	100	Holding Company
Browns (South Molton Street) Limited	England & Wales	100	100	Retail
Farfetch Japan Co Ltd	Japan	100	100	E-commerce and marketing
LASO.CO.LTD	Japan	100	100	E-commerce and marketing
Farfetch China (HK Holdings) Limited	Hong Kong	100	100	Holding company
Farfetch (Shanghai) E-Commerce Co. Ltd	China	100	100	E-commerce services
Farfetch HK Production Limited	Hong Kong	100	100	E-commerce and marketing
Farfetch Store of the Future Limited	England & Wales	100	100	Dormant
Fashion Concierge UK Limited	England & Wales	100	100	E-commerce services
F&C Fashion Concierge, LDA	Portugal	100	100	Dormant
Farfetch Black & White Limited	England & Wales	100	100	E-commerce services
Farfetch International Limited	Isle of Man	100	80	Holding company
Farfetch México, S.A de C.V***	Mexico	100	100	Back office support
Fashion Concierge Powered By Farfetch, LLC	USA	100	100	E-commerce services
Farfetch India Private Limited****	India	100	100	Back office support
Farfetch Middle East FZE	UAE	100	80	Back office support
Farfetch Italia S.R.L.	Italy	100	100	Back office support
Farfetch Australia Pty Ltd	Australia	100	100	Back office support
Farfetch US Holdings, INC	USA	100	100	Holding Company
Fashion Concierge HK Limited	Hong Kong	100	100	E-commerce services
Farfetch Finance Limited	England & Wales	25	25	Finance
Stadium Enterprises LLC	USA	100	100	E-commerce services
SGNY1 LLC	USA	-	100	E-commerce services
Kicks Lite LLC	USA	-	100	E-commerce services
Farfetch RU LLC	Russia	-	100	Back office support
Beijing Qizhi Ruisi Information Consulting Co., Ltd	China	-	78	E-commerce services
Farfetch UK FINCO Limited	England & Wales	-	100	Holding Company
Hulk Finco plc	England & Wales	-	100	Holding Company
New Guards Group Holding S.p.A	Italy	-	100	Retail
County S.r.l.	Italy	-	100	Retail
Off-White Operating S.r.l.	Italy	-	75	Retail
Venice S.r.l.	Italy	-	69	Retail
Unravel Project S.r.l.	Italy	-	61	Retail
Heron Preston S.r.l.	Italy	-	80	Retail
Alanui S.r.l.	Italy	-	53	Retail
APA S.r.l.	Italy	-	100	Retail

Notes to the consolidated financial statements (continued)

Heron Preston Trademark S.r.l.	Italy	-	51	Retail
KPG S.R.L.	Italy	-	75	Retail
Off-White Operating Milano S.r.l.	Italy	-	75	Retail
Off White Operating Holding, Corp.	USA	-	75	Retail
Off-White Operating Paris S.à r.l.	France	-	75	Retail
Off White Operating Soho, LLC	USA	-	75	Retail
Off White Operating Miami, LLC	USA	-	75	Retail
Off White Operating Vegas, LLC	USA	-	75	Retail
Off White Operating Los Angeles, LLC	USA	-	75	Retail
Off White Operating London Limited	UK	-	75	Retail

*	Owned by Farfetch.com Limited (99.9%) and Farfetch UK Limited (0.1%)

**          Owned by Farfetch.com Limited (99.9995%) and Farfetch UK Limited (0.0005%)

***	Owned by Farfetch.com Limited (1%) and Farfetch UK Limited (99%)
****	Owned by Farfetch.com Limited (0.1%) and Farfetch UK Limited (99.9%)
23.	Non-controlling interests

On January 11, 2017, the Group acquired the remaining 0.1% of FFBR importação e exportação Ltda that it did not already own.

The effect of changes in the ownership interest of the Group on the equity attributable to owners of the company during the year and prior year is summarized as follows (in thousands):

		Farfetch
		International
	Curiosity China	Limited (IOM)	New Guards	Total
Balance at January 1, 2019	$-	$-	$-	$-
Non-controlling interest arising from a business combination	209	-	158,408	158,617
Profit for the year attributable to non-controlling interests	200	1,225	10,184	11,609
Dividends paid	-	-	-	-
Balance at December 31, 2019	409	1,225	168,592	170,226
% of non-controlling interest	22%	20%	0%-49%

24.	Trade and other payables

Trade and other payables consisted of the following at December 31 (in thousands):

	2018	2019
Trade payables	$96,176	$180,270
Other payables	350	11,062
Social security and other taxes	6,194	12,741
Income tax payable	1,514	28,289
Deferred revenue	4,145	29,966
Accruals	85,779	179,657
Derivatives financial liabilities	-	5,601
Total accruals and deferred revenue	$194,158	$447,586

Notes to the consolidated financial statements (continued)

Accruals increased to $179,657,000 during the year ended December 31, 2019 (December 31, 2018: $85,779,000) due to the incorporation of the new acquisition New Guards and to the expansion of the Company’s global office presence. At December 31, 2019, accruals comprised mainly of $44,366,000 of goods received but not invoiced (December 31, 2018: $10,015,000), $34,799,000 of employee benefits accruals (December 31, 2018: $14,858,000), $29,136,000 of marketing services accruals (December 31, 2018: $14,435,000) and $18,557,000 of shipping services accruals (December 31, 2018: $9,426,000).

25.	Warrants

During 2016, the Group issued warrants, which are linked to the $20 million of promissory notes issued in 2016, which were subsequently repaid in 2017.

Date of issue	Number of shares	Warrant price	Expiration date
October 3, 2016	122,935	$6.15	12 years from issue date
August 1, 2016	33,530	$6.15	12 years from issue date
December 23, 2016	33,530	$6.15	12 years from issue date

In the year ending December 31, 2019, all warrants above were exercised.

26.	Provisions

Provisions consist of the following at December 31 (in thousands):
	Dilapidations provision		Share based payments employment taxes provision		Provision for witholding taxes		Other Provisions		Total
	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019
At January 1	$2,165	$2,515	$2,977	$10,947	$-	$-	$-	$-	$5,142	$13,462
Recognised on acquisition of subsidiary	-	-		-	-	16,000	-	-	-	16,000
Additional provision in the year	1,263	1,015	6,614	6,820	-	-	-	873	7,877	8,708
Transfer to trade and other payables	-	-	2,182	-	-	-	-	-	2,182	-
Release of provision in the year	(815)	(190)	-	(4,583)	-	(4,000)	-	-	(815)	(8,773)
Utilized provision in the period	-	(20)	-	(5,729)	-	(500)	-	-	-	(6,249)
Foreign exchange	(98)	32	(826)	524	-	-	-	-	(924)	556
At December 31	$2,515	$3,352	$10,947	$7,979	$-	$11,500	$-	$873	$13,462	$23,704

The dilapidations provision reflects the best estimate of the cost to restore leasehold property in line with the Group’s contractual obligations. Based on a detailed analysis the Group has estimated a liability of $3,352,000 (2018: $2,515,000). In estimating the liability the Group has made assumptions which are based on past experience. Assuming the leases are not extended, the Group expects the economic outflows to match the contractual end date of the leases. The leases have an average lease term of seven years with an average of four years remaining.

Notes to the consolidated financial statements (continued)

The share based payments employment taxes provision reflects the best estimate of the cost to settle employment related taxes on the Group share based payments based on the most recent share price and the number of share options expected to vest where the Group has an obligation to settle employment related taxes. The Group has estimated a liability of $7,979,000 (2018: $10,947,000).When a share option is exercised, the liability for employment related taxes crystalizes. During 2019, $5,729,000 (2018: $2,182,000) was transferred from provisions to trade and other payables. As at December 31, 2019, nil amounts transferred to trade and other payables were utilized (2018: $nil). We expect the provision to be fully utilized in 9.79 years (2018: 9.54 years) being the weighted average remaining contracted life of options outstanding at year end. It is likely that this provision will be utilized over a shorter period. However, this is dependent on when the option holder exercises which the Group is not in control of.

27.	Deferred tax

As a result of the purchase price allocation exercise arising from the acquisition of Style.com a deferred tax liability of $719,000 has been recognized in 2017 as a temporary difference. A deferred tax asset was recognized in 2017 following the acquisition of Style.com equal to and to fully offset the deferred tax liability. Deferred tax assets have been offset against deferred tax liabilities when they are in the same jurisdiction. Refer to Note 5 for more information.

As a result of the acquisition of New Guards, Farfetch Group recognized a deferred tax liability of $231,652,000 on the New Guards acquired intangible assets. As a result of the acquisition of New Guards, the Group has recognized deferred tax assets of $5,324,000 mainly related to an inventory write off provision. The deferred tax release as at December 31, 2019 is equal to $12,800,000 following the amortization process. Following the acquisition of Curiosity China, the Group also recognized a deferred tax liability of $921,000.

Deferred tax assets and liabilities consist of the following at December 31 (in thousands):

Deferred tax assets	2018	2019
At January 1	$1,079	$745
Deferred tax recognized	-	5,324
Foreign exchange	(52)	(24)
Released to profit or loss	(282)	(721)
At December 31	$745	$5,324

Deferred tax liabilities	Note	2018	2019
At January 1		$1,079	$745
Deferred tax recognized on acquisition	5	-	232,573
Foreign exchange		(52)	(24)
Released to profit or loss		(282)	(13,505)
At December 31		$745	$219,789
Deferred tax, net liability
At December 31		$-	$214,465

Notes to the consolidated financial statements (continued)

Unrecognized deferred tax assets

Unutilized trading tax losses

The Group has accumulated unutilized tax losses carried forward as at December 31, 2019 of $629,000,000 (2018: $382,000,000). A net deferred tax asset is only recognized where it can be shown that it is probable that future taxable profits will be available against which the Group can utilize the asset. Subject to specific legislation regarding changes in ownership and the nature of trade, trading losses are available to be either carried forward indefinitely or for a significant time period.

	Local currency	2018	2018	2019	2019
		Local ‘m	$’m	Local ‘m	$’m
UK trading losses	GBP	259	331	404	529
US Net Operating Losses (“NOL”)	USD	34	34	80	80
Brazil trading losses	BRL	49	13	66	16
Japan trading losses	JPY	274	2	343	3
Hong Kong trading losses	HKD	14	2	8	1
			382		629

UK trading losses are available to be carried forward indefinitely. Legislation has been introduced with effect from April 1, 2017 whereby losses arising after April 1, 2017 can be set against total profits of the company. The amount of total profits that can be offset by brought forward losses is restricted to the first £5,000,000 of profits, and an additional 50% of profits that exceed £5,000,000.

US NOL as at December 31, 2019 ($80,000,000) are available to be carried forward for a period of 20 years. The carry forward NOLs start to expire in different years, the first of which is December 31, 2030. NOLs generated after January 1, 2018  have an indefinite carry forward period but are subject to an 80% limitation per year.

Brazil, Japan and Hong Kong trading losses as at December 31, 2019 are available to be carried forward indefinitely but utilization of losses in respect of Brazil and Japan are restricted to 30% and 50% respectively against taxable income in future taxable periods. Japanese NOLs carryforward incurred during fiscal years starting on or after 1 April 2018 can be carried forward only for ten years.

Unutilized future tax deductions on employee share option gains

The Group has an unrecognized gross deferred tax asset of approximately $109,740,000 in respect of a future tax deduction on share options that are unexercised as at 31 December 2019 that when exercised will result in a gain and a potential deduction for corporation tax purposes. A net deferred tax asset ($19,000,000 as at 31 December 2019) is only recognized where it can be shown that it is probable that future taxable profits will be available against which the Group can utilize the asset.

Unutilized future tax deductions on Goodwill

The Group has an unrecognized deferred tax asset of approximately $5,313,000 (2018: nil) in respect of goodwill recognized on the acquisition of Stadium Goods. The unrecognized deferred tax asset results from the future tax deductions available in relation to this item of goodwill exceeding its statement of financial position value. A net deferred tax asset is only recognized where it can be shown that it is probable that future taxable profits will be available against which the Group can utilize the asset.

Notes to the consolidated financial statements (continued)

28.	Commitments and guarantees

Consolidated

From 1 January 2019, the group has recognized right-of-use assets for all lease contracts, except for short-term and low-value leases, see Note 17 for further information.

Future minimum lease payments under leases (2018: operating leases) as at December 31 were (in thousands):

	2018	2019
No later than one year	$15,820	$24,065
Later than one year not later than three years	26,599	44,282
Later than three year not later than five years	22,584	34,705
Later than five years	38,031	37,216
Total future lease payments	$103,034	$140,268

The Group’s leases (2018: operating leases) relate to motor vehicles and property leases for the various office, production and retail stores that the Group has. There is no contingent rent (2018: none). Several lease agreements include a right to renew at the end of the lease term.

 Our contingent liabilities at December 31, 2019, are described at Note 31 (2018: none).

29.	Related party disclosures

Platforme International Limited is a related party of J M F Neves. The Group generated commission of $460,000 (2018: $557,000) from Platforme International Limited. The Group had a $80,000 payable as at the end of December 31, 2019 (2018: $13,000 receivable).

Total compensation and benefits in kind (excluding share fulfuFbased payments) to key management personnel amounted to $1,793,000 (2018: $1,284,000). In addition to this, there was share based payment compensation of $26,376,000 (2018: $7,869,000).

Up until July 8, 2019, when it disposed of its investment in the Group, Conde Nast was a related party by virtue of its shareholding in the Group. In 2019, there were no transactions with Conde Nast. In 2018, the Group incurred marketing expenditure of $346,000 and had a $19,000 payable.

Up until October 21, 2017, when Fashion Concierge UK Limited was acquired, the Group made sales totaling, $110,000 to Fashion Concierge UK Limited. This was a related party of J M F Neves.

Alanui S.r.L. is a related party of New Guards Group Holding S.p.A, due to it being an associate of the Group. New Guards owns a stake of 53% but it does not have control over the entity. The Group recognized sales of $291,000 during the post-acquisition period between August and December 2019. As at December 31 2019, the Group had trade receivables of $291,000 (2018: nil) and trade payables of $188,000 (2018: nil).

The Group’s ultimate controlling party is J M F Neves by virtue of holding the majority of voting rights in the Group.

30.	Financial instruments and financial risk management

The Group manages its capital to ensure that entities in the Group will be able to continue as going concerns. At December 31, 2018 and December 31 2019, the capital structure consisted solely of equity and the Group was not subject to any externally imposed capital requirements.

The Group has identified two principal risks being market risk (foreign exchange) and liquidity risk.

Notes to the consolidated financial statements (continued)

Details of the significant accounting policies and methods adopted (including the criteria for recognition, the basis of measurement and the bases for recognition of income and expenses) for each class of financial asset, financial liability and equity instrument are disclosed in Note 2.

Categories of financial instruments

Financial assets (in thousands)

	Amortized cost	Amortized cost
	2018	2019
Current
Trade and other receivables	$48,285	$154,813
Cash and cash equivalents	1,044,786	322,429
Non-current
Other receivables	10,458	12,388
Total	$1,103,529	$489,630

	2018	2019
Foreign currency forwards - held at FVTPL	$255	$587
Foreign currency forwards - held as cash flow hedges	436	2,437
Derivative financial assets	$691	$3,024

Financial liabilities (in thousands)

	Amortized cost	Amortized cost
	2018	2019
Trade payables	$96,176	$180,270
Other payables	350	11,062
Total	$96,526	$191,332

	2018	2019
Foreign currency forwards - held at FVTPL	$-	$255
Foreign currency forwards - held as cash flow hedges	-	5,346
Derivative financial liabilities	$-	$5,601

	Fair value through profit or loss	Fair value through profit or loss
	2018	2019
Contingent consideration	$-	$62,386
Total contingent consideration	$-	$62,386

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

Notes to the consolidated financial statements (continued)

approved by the board of directors, which provide written principles on foreign exchange risk, interest rate risk, credit risk and the use of derivatives. The Group does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

Market risk

The Group’s activities expose it primarily to the financial risk of changes in foreign currency exchange rates (see table below, in thousands). The Group enters into derivative financial instruments to manage its exposure to foreign currency risk.

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

	Fair value through profit or loss
	Asset		Liability
	2018	2019	2018	2019
Forward foreign exchange contracts	$255	$587	$-	$255

	Cashflow hedges
	Asset		Liability
	2018	2019	2018	2019
Forward foreign exchange contracts	$436	$2,437	$-	$5,346

Liquidity risk

The Group monitors its liquidity risk to maintain a balance between continuity of funding and flexibility. This helps the Group achieve timely fulfilment of its obligations while sustaining the growth of the business.

The table below (in thousands) analyses the Group’s financial liabilities into relevant groupings based on the remaining period from the reporting date to the contractual maturity date. Amounts due within 12 months equal their carrying balances, as the impact of discounting is not significant.

	Less than one year	Less than one year
	2018	2019
Trade and other payables	$96,526	$191,332
Contingent consideration	-	1,118
Total current	$96,526	$192,450

	More than one year	More than one year
	2018	2019
Contingent consideration	$-	$61,268
Borrowings	-	-
Total non-current	$-	$61,268

Notes to the consolidated financial statements (continued)

All derivative financial instruments included in trade and other payables have a maturity of less than 12 months.

The contingent consideration is the liability associated with the non-controlling interests arising from the transactions with CuriosityChina and Chalhoub. The non-current contingent consideration is comprised of $1.1 million and $60.2 million expected to mature by the end of 2021 and 2022, respectively. See Note 23 for further information.

Credit risk

Credit risk is the risk that financial loss arises from the failure of a consumer to meet its obligations under a contract. Due to the nature of operations the Group does not have significant exposure to credit risk.

The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables. The Group applies a loss allowance to trade and other receivables. As at December 31, 2019 all trade and other receivables were considered current being due within 30 days. The expected loss rate the Group applies for trade and other receivables is 0.5%.

The expected loss rates are based on the payment profiles of sales over a period of 36 months before December 31, 2019 or January 1, 2019 respectively and the corresponding historical credit losses experienced within this period which were not significant. The historical loss rates are adjusted to reflect current and forward looking information on macroeconomic factors affecting the ability of the consumers to settle the receivables. The Group has identified the GDP and the unemployment rate of the countries in which it sells its goods and services to be the most relevant factors, and accordingly adjusts the historical loss rates based on expected changes in these factors.

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

Capital risk management

The Group’s objective when managing capital is to safeguard the Group’s ability to provide returns for members and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. At December 31, 2019, the Group holds restricted cash of $12.5 million (2018: $nil).

The Group is not subject to any externally imposed capital requirements. The capital structure is as follows (in thousands):

	2018	2019
Total borrowings	$-	$-
Less: cash and cash equivalents	(1,044,786)	(322,429)
Net cash	(1,044,786)	(322,429)
Total equity	1,128,431	1,337,832
Total	$83,645	$1,015,403

The main purpose of the Group’s financial instruments is to finance the Group’s operations.

The main risks from the Group’s financial instruments are currency risk and liquidity risk. The Board reviews and approves policies, which have remained substantially unchanged for the year under review, for managing these risks.

Notes to the consolidated financial statements (continued)

Hedge accounting classification and impact

The Group designates certain forward foreign exchange contracts as cash flow hedges of forecast foreign currency revenue and costs. During the current year, losses of $7.9m (2018: $nil) were removed from the cash flow hedge reserve. A gain of $0.5m (2018: $nil) was taken to revenue, a loss of $0.2m (2018: $nil) was taken to cost of revenue and a loss of $8.1m (2018: nil) was taken to selling, general and administration expenses. A loss of $0.1m (2018: $nil) was added to inventories in the statement of financial position.

The Group uses a qualitative method for assessing hedge effectiveness. The hedge is assessed at inception and throughout the life of the hedge. Effectiveness between the hedged item and hedging instrument is tested by comparing the critical terms of both items and concluding that they are offsetting.

Fair value hierarchy

The Group recognizes the following financial instruments at fair value:

•	derivative financial instruments, measured using a Level 2 valuation method; and
•	contingent consideration, measured using a Level 2 valuation method.

In the year ended December 31, 2019, all contingent consideration was settled through the issue of shares. The valuation of contingent consideration was based upon the share price of the Group, which is deemed to be observable.

There have been no significant changes in the measurement and valuation techniques, or transfers between levels of the fair value hierarchy used in measuring the fair value of financial instruments, or changes in the classification of financial assets and liabilities. The carrying amount of the Group’s financial assets and financial liabilities are the same as their fair value.

Contingent consideration

The Group records contingent consideration arrangements at fair value based on the present-value of probability-weighted future cash flows related to the performance criteria and the fair value of our common stock at each reporting date.

We classify our contingent consideration liability in connection with investment related activity in 2019 within Level 2 of the fair value hierarchy as the lowest level inputs used to develop the estimated fair value are directly or indirectly observable. The estimated fair value of our contingent consideration liability is based on the present-value of probability-weighted future cash flows related to the performance criteria and the fair value of our common stock at each reporting date. Changes in the fair value of the contingent consideration liability subsequent to the acquisition date, such as changes in the probability assessment and the fair value of our common stock, are recognized in earnings in the period when the change in the estimated fair value occurs. During the year ended December 31, 2019, we recognized initially contingent consideration liabilities of $105,586,000. Subsequently we recognized a decrease in the fair value of our contingent consideration liability of $43,200,000, in gains on items held at fair value in our consolidated statement of operations, primarily due to a decrease in the fair value of our common stock.

Financial instruments sensitivity analysis

In managing currency risk the Group aims to reduce the impact of short term fluctuations on its earnings. At the end of each reporting year, the effects of hypothetical changes in currency are as follows.

Notes to the consolidated financial statements (continued)

Foreign exchange rate sensitivity analysis

The table below (in thousands) shows the Group’s sensitivity to U.S. dollars strengthening/weakening by 10%:

	Increase/ (decrease) in profit or loss	Increase/ (decrease) in profit or loss
	2018	2019
10% appreciation of United States dollars	$29,169	$(21,661)
10% depreciation of United States dollars	$(35,651)	$26,475

This analysis reflects the impact on the statement of operations due to financial assets and liabilities held at the balance sheet date and is based on foreign currency exchange rate variances that the Group considers to be reasonably possible at the end of the reporting year. The analysis assumes that all other variables, in particular interest rates, remain constant.

31.	Other non-current liabilities

Other non-current liabilities consist of the following at December 31 (in thousands):

	2018	2019
Equity-settled awards liability	$-	$12,139
Cash-settled awards liability	15,342	3,120
Employee severance liability	-	1,048
Other	-	148
Total non-current liabilities	$15,342	$16,455

The employee severance liability arises from a legally required severance protection program for the employees of our Italian subsidiaries at the time of their departure from the Group.

The Group has four equity settled share option plans (section a) and a cash settled share option plan (section b).

a. Equity settled

During the year ended December 31, 2019, the Group had four equity settled share based payment plans which are described below.

Type of arrangement	EMI approved share option plan	Unapproved share option plan	LTIP 2015 plan	LTIP 2018 plan
Date of first grant	November 1, 2011	July 1, 2011	September 9, 2015	September 20, 2018
Number granted	5,505,600	11,332,835	38,174,980	17,051,417
Contractual life	10 years	10 years	10 years	10 years
Vesting conditions	Varying tranches of options vesting upon defined years of service	Varying tranches of options vesting upon defined years of service	Varying tranches of options vesting upon defined years of service with certain awards having non-market conditions	Varying tranches of options and Restricted Stock Units (RSU) vesting upon defined years of service

Notes to the consolidated financial statements (continued)

Movements on the share options were as follows:

	2017	2018	2019
	Number of options	Number of options	Number of options
Options at beginning of year	17,522,365	32,307,010	44,218,814
Options granted	15,666,155	18,209,410	13,585,502
Options exercised	(198,525)	(3,032,571)	(7,503,814)
Options forfeited	(682,985)	(3,265,035)	(10,716,644)
Options at end of year	32,307,010	44,218,814	39,583,858
Options exercisable at end of year	12,551,425	16,830,409	10,360,642

Weighted average exercise prices were as follows:

	2017	2018	2019
Options at beginning of year	$2.01	$4.43	$6.15
Options granted	$7.10	$9.84	$8.94
Options forfeited	$6.71	$7.31	$5.70
Options exercised	$0.08	$2.38	$1.25
Options at end of year	$4.43	$6.15	$8.23
Options exercisable at year end	$1.59	$2.33	$6.40
Weighted average remaining contracted life of options outstanding at year end	8.00 years	9.54 years	9.79 years

	2017	2018	2019
	Number of options	Number of options	Number of options
Exercise price of options outstanding at year end
$0.00 to $0.08	5,868,735	4,416,525	8,545,400
$0.09 to $0.56	5,581,825	2,126,540	27,340
$0.57 to $3.52	6,302,505	4,595,104	629,730
$3.53 to $5.73	8,589,445	6,257,690	3,225,120
$5.74 to $7.39	5,964,500	7,890,495	5,873,001
$7.40 to $20.00	-	18,932,460	17,402,097
$20.01 to $27.09	-	-	3,881,170
	32,307,010	44,218,814	39,583,858
Weighted average fair value of options granted in year	$2.41	$4.17	$15.54

Weighted average share price at the date of exercise for options exercised during the year ended December 31, 2019 was $22.62 (2018: $20.00).

Inputs in the Black Scholes model for share options granted during the year and prior year were as follows:

	2017	2018	2019
Black Scholes model
Weighted average share price	$9.87	$11.83	$21.73
Weighted average exercise price	$7.10	$9.84	$8.94
Average expected volatility	20%	23%	36%
Expected life	4 years	4 years	4 years
Risk free rate	1.85%	2.75%	2.15%
Expected dividends	$nil	$nil	$nil

Notes to the consolidated financial statements (continued)

Expected volatility was determined with reference to historical volatility of publicly traded peer companies.

The expected life in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioral considerations.

The Group recognized total expenses of $150,333,000, $34,668,000, and $16,667,000 related to equity-settled share based payment transactions in 2019, 2018 and 2017 respectively. In 2019, as part of the New Guard’s acquisition, we recorded a $12,139,000 liability for equity settled awards.

b. Cash settled

Since 2016 the Group issues to certain employees share appreciation rights (“SAR”s) that require the Group to pay the intrinsic value of the SAR to the employee at the date of exercise. The Group has recorded liabilities of $3,120,000 in 2019 ($15,342,000 in 2018) through the grant of 137,000 SARs (2018: 769,000 SARs).

The fair value of the SARs is determined by using the Black Scholes model using the same assumptions noted in the above table for the Group’s equity-settled share based payments. The fair value of the liability is then reassessed at each reporting date. Included in the 2019 expense of $10,675,000 (2018: $10,355,000, 2017: $3,807,000), is a revaluation loss of $2,161,000 (2018: gain of $6,079,000). The total intrinsic value at December 31, 2019 was $3,361,000 (2018: $19,425,000) of which $2,443,000 is fully vested (2018: $8,722,000).

32.	Events after the reporting year

On February 5, 2020, Farfetch completed the private placement of convertible senior notes (the “Notes”) to Tencent and Dragoneer (together, the “Purchasers”), pursuant to which Farfetch received $250 million and issued the Notes to the Purchasers. The Notes will mature on December 31, 2025, unless earlier converted, redeemed or repurchased in accordance with their terms. The Notes are senior, unsecured obligations and bear interest at a rate of 5.00% per year, payable quarterly in arrears on March 31, June 30, September 30, and December 31 of each year, commencing on March 31, 2020. The Notes may be converted at an initial conversion price of $12.25. Upon conversion, the Notes will be settled, at Farfetch’s election, in Class A ordinary shares, cash, or a combination of cash and Class A ordinary shares (subject to certain exceptions set forth in the Indenture). Holders of the Notes will have the right to require Farfetch to repurchase all or some of their Notes for cash at 100% (or 150%, in the event of a change in control, as defined in the Indenture) of their principal amount, plus all accrued and unpaid interest to, and including, the maturity date, upon the occurrence of certain corporate events, subject to certain conditions.

Farfetch may not redeem the Notes prior to the fourth anniversary of the closing date, unless certain changes in tax law or other related events occur. Farfetch may redeem all, but not less than all, of the Notes, at its option, four years after the closing date, but on or before the 35th scheduled trading day immediately preceding the maturity date, at a redemption price equal to 165% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, and excluding, the redemption date.