Form 20-F
period 2020-12-31
Farfetch Ltd
filed 2021-03-04
CIK 1740915

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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
IR@farfetch.com
Farfetch Limited
The Bower, 211 Old Street
London EC1V 9NR, United Kingdom

(Name, E-mail and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value $0.04 per share	FTCH	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report.            311,352,064           Class A ordinary shares and     42,858,080       Class B ordinary shares.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

We report under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”).

General Information

Our consolidated financial statements are reported in U.S. dollars, which are denoted “dollars,” “USD” or “$” throughout this Annual Report on Form 20-F (“Annual Report”). Also, throughout this Annual Report:

•

except where the context otherwise requires or where otherwise indicated, the terms “Farfetch,” the “Company,” “we,” “us,” “our,” “our Company” and “our business” refer, prior to the Reorganization Transactions (as defined below), to Farfetch.com Limited, a company incorporated under the laws of the Isle of Man with registered number 000657V, and after the Reorganization Transactions to Farfetch Limited, an exempted company incorporated with limited liability under the Companies Act (as amended) of the Cayman Islands, as amended and restated from time to time (the “Companies Act”), in each case together with its consolidated subsidiaries as a consolidated entity;

•

the terms “€” or “euro” refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended; and

•	the terms “pound sterling” or “£” refer to the legal currency of the United Kingdom.

Segment Change

Following the acquisition of New Guards, in the fourth quarter of the year ended December 31, 2019, management determined that we have three reportable operating segments: (i) Digital Platform, (ii) Brand Platform and (iii) In-Store, given our organizational structure and the manner in which our business is reviewed and managed. In the fourth quarter of the year ended December 31, 2019, we realigned our reportable operating segments to reflect how our Chief Operating Decision-Maker was making operating decisions, allocating resources and evaluating operating performance. See Item 5. “Operating and Financial Review and Prospects — Operating Results by Segment” and Note 6 to our audited consolidated financial statements (“Segmental and geographical information”) included elsewhere in this Annual Report for additional information about these segments. Information presented in this Annual Report for periods prior to this segment change has been revised to reflect this segment realignment.

Defined Terms and Key Performance Indicators in this Annual Report

Throughout this Annual Report, we use a number of defined terms and provide information about a number of key performance indicators used by management.  Definitions are as follows, and additional information about our key performance indicators is discussed in more detail in Item 3. “Key Information — A. Selected Financial Data.”

•	“Alibaba” means Alibaba Group Holding Limited.
•	“API” means our application programming interfaces that enable third-parties to connect with our platform.
•	“Articles” means our amended and restated memorandum and articles of association (as may be amended from time to time).
•

“brands” means entities that produce, sell and/or market luxury merchandise. We refer to brands owned and operated by the New Guards Group as “New Guards’ brands” or “brands in the New Guards portfolio” or the “New Guards portfolio of brands.”  Please refer to the definition of “retailers” below for the difference between “brands” and “retailers,” both of which are a source of supply on the Farfetch Marketplace.

•	“consumer” means a person who browses and/or completes a purchase on the Farfetch Marketplace, BrownsFashion.com, Stadium Goods or New Guards-owned sites.
•	“e-concession” means the retail distribution by brands via the operation of concessions on multi-brand digital platforms, such as when brands sell directly to consumers via the Farfetch Marketplace.
•	“FPS” means Farfetch Platform Solutions, our comprehensive modular white-label business to business e-commerce solution for brands and retailers.
•

“Farfetch China” means our joint venture partnership with Alibaba and Richemont and the entity through which our Farfetch Marketplace operations in the China region will be conducted. We conduct other operations in China, for example FPS, outside of this joint venture.

•	“Farfetch Marketplace” is as defined in Item 4. “Information on the Company — B. Business Overview.”
•	“first-party original” refers to products developed by brands in the New Guards portfolio of brands and sold direct-to-consumers on the Farfetch Marketplace.
•	“first-party sales” means sales on our platform of inventory purchased by us.
•	“Group” means Farfetch Limited and its consolidated subsidiaries.
•	“JD.com” means JD.com, Inc.
•

“Luxury New Retail” or “LNR” is an initiative and strategy to leverage our and Alibaba’s state-of-the-art omnichannel retail technologies to serve the needs of luxury businesses, including the full suite of enterprise solutions powered by us. Farfetch Platform Solutions and the Farfetch Store of the Future retail technology sit under the Luxury New Retail vision.

•	“luxury sellers” means the retailers and brands with whom we have a direct contractual relationship to display and sell their products on the Farfetch Marketplace.
•	“Marketplaces” means the Farfetch Marketplace and Stadium Goods Marketplace.
•	“New Guards” is as defined in Item 4. “Information on the Company — B. Business Overview.”
•

“Reorganization Transactions” means the transactions effected in connection with our initial public offering, consummated on September 25, 2018 (our “IPO”), whereby Farfetch.com Limited and its subsidiaries became a wholly-owned subsidiary of Farfetch Limited. Following the Reorganization Transactions, our business is conducted through Farfetch Limited and its subsidiaries.

•

“retailers” means boutiques and department stores. Retailers buy wholesale from multiple luxury brands to sell to the end consumer. Brands (1) sell wholesale to retailers; (2) operate concessions within the offline stores of retailers and online via e-commerce sites; and/or (3) sell to consumers directly through a mono-brand store or website. Both “brands” and “retailers” sell via the Farfetch Marketplace, but the distinction is not apparent to our consumer.

•	“Richemont” means Compagnie Financière Richemont SA.
•	“Stadium Goods Marketplace” is as defined in Item 4. “Information on the Company — B. Business Overview.”
•	“stock value” means the combined amount of all stock units available on the Farfetch Marketplace and/or the Stadium Goods Marketplace multiplied by each item’s retail unit price.

Market and Industry Data

We obtained industry, market and competitive position data in this Annual Report from our own internal estimates, surveys and research as well as from publicly available information, industry and general publications and research, surveys and studies conducted by third-parties, such as public reports by Bain & Company (“Bain”). Information contained in this Annual Report attributable to Bain is from the “Bain-Altagamma 2020 Worldwide Luxury Market Monitor” (November 18, 2020).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains statements that constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are neither historical facts nor assurances of future performance. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous known and unknown risks and uncertainties, some of which are beyond our control, and are made in light of the information currently available to us. Our actual results or performance may differ materially from any future results or performance expressed or implied by these forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “believe,” “may,” “will,” “expect,” “estimate,” “project,” “forecast,” “could,” “should,” “anticipate,” “aim,” “intend,” “plan,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Forward-looking statements contained in this Annual Report include, but are not limited to, statements about:

•	Our future financial performance, including our revenue, operating expenses and our ability to maintain profitability and our future business and operating results;
•	Our strategies, plans, objectives and goals;
•	Our expectations regarding the development of our industry, market size and the competitive environment in which we operate; and
•	Our environmental, sustainability, responsible sourcing, social and inclusion and diversity goals.

These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in Item 3. “Key Information — D. Risk Factors” of this Annual Report, including, but not limited to, the following:

•	The coronavirus (“COVID-19”) pandemic has had and is expected to continue to have an adverse effect on our business and results of operations.
•	Purchasers of luxury products may not choose to shop online, which would prevent us from growing our business.
•	We may be unable to generate sufficient revenue to be profitable or to generate positive cash flow on a sustained basis, and our revenue growth rate may decline.
•	We have experienced losses in the past, and we may experience losses in the future.
•	The luxury fashion industry can be volatile and difficult to predict.
•	We rely on a limited number of luxury sellers for the supply of products that we make available to consumers on the Farfetch Marketplace.
•	If our luxury sellers fail to anticipate, identify and respond quickly to new and changing fashion trends in consumer preferences, our business could be harmed.
•	Luxury sellers set their own prices for the products they make available on our Marketplaces, which could affect our ability to respond to consumer preferences and trends.
•	Our efforts to acquire or retain consumers may not be successful, which could prevent us from maintaining or increasing our sales.
•	Our software is highly complex and may contain undetected errors.
•

Our failure or the failure of third-parties to protect our or their sites, networks and systems against security breaches, or otherwise to protect our or consumers’ and luxury sellers’ confidential information, could damage our reputation and brand and substantially harm our business and operating results.

•

We rely on information technologies and systems to operate our business and maintain our competitiveness, and any failure to invest in and adapt to technological developments and industry trends could harm our business.

•

Any significant disruption in service on our websites or apps or in our computer systems, some of which are currently hosted by third-party providers, could damage our reputation and result in a loss of consumers, which would harm our business and results of operations.

•	We face significant competition in the global retail industry and may be unsuccessful in competing against current and future competitors.
•

We are subject to governmental regulation and other legal obligations related to privacy, data protection and information security. If we are unable to comply with these, we may be subject to governmental enforcement actions, litigation, fines and penalties or adverse publicity.

•

We rely on our luxury sellers, suppliers, third-party warehousing providers, third-party carriers and transportation providers as part of our fulfilment process, and these third-parties may fail to adequately serve our consumers.

•

Our failure to address risks associated with payment methods, credit card fraud and other consumer fraud, or our failure to control any such fraud, could damage our reputation and brand and may cause our business and results of operations to suffer.

•	Our global operations involve additional risks, and our exposure to these risks will increase as our business continues to expand.
•

Assertions by third-parties of infringement or misappropriation by us of their intellectual property rights or confidential know how could result in significant costs and substantially harm our business and results of operations.

•	Our use of open source software may pose particular risks to our proprietary software and systems.
•	Failure to adequately protect, maintain or enforce our intellectual property rights could substantially harm our business and results of operations.
•	Our New Guards business is dependent on its production, inventory management and fulfilment processes and systems, which could adversely affect its business if not successfully executed.
•	The operation of retail stores subjects us to numerous risks, some of which are beyond our control.
•

Our Chief Executive Officer, José Neves, has considerable influence over important corporate matters due to his ownership of us. Our dual‑class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares may view as beneficial.

•	Our indebtedness could adversely affect our financial health and competitive position.

The forward-looking statements contained in this Annual Report speak only as of the date of this Annual Report. Except as required by law, we do not undertake to update any forward-looking statement to reflect events or circumstances after that date or to reflect the occurrence of unanticipated events. You should read this Annual Report and the documents that we reference herein and file as exhibits hereto completely and with the understanding that our actual future results may be materially different from what we expect.

RISK FACTOR SUMMARY

Our business is subject to numerous risks and uncertainties, including those described in Item 3. “Key Information — D. Risk Factors” of this Annual Report. You should carefully consider these risks and uncertainties when investing in our Class A ordinary shares. Principal risks and uncertainties affecting our business include the following.

•	The COVID-19 pandemic has had and is expected to continue to have an adverse effect on our business and results of operations.
•	Purchasers of luxury products may not choose to shop online, which would prevent us from growing our business.
•	We may be unable to generate sufficient revenue to be profitable or to generate positive cash flow on a sustained basis, and our revenue growth rate may decline.
•	We have experienced losses in the past, and we may experience losses in the future.
•	The luxury fashion industry can be volatile and difficult to predict.
•	We rely on a limited number of luxury sellers for the supply of products that we make available to consumers on the Farfetch Marketplace.
•	If our luxury sellers fail to anticipate, identify and respond quickly to new and changing fashion trends in consumer preferences, our business could be harmed.
•	Luxury sellers set their own prices for the products they make available on our Marketplaces, which could affect our ability to respond to consumer preferences and trends.
•	Our efforts to acquire or retain consumers may not be successful, which could prevent us from maintaining or increasing our sales.
•	Our software is highly complex and may contain undetected errors.
•

Our failure or the failure of third-parties to protect our or their sites, networks and systems against security breaches, or otherwise to protect our or consumers’ and luxury sellers’ confidential information, could damage our reputation and brand and substantially harm our business and operating results.

•

We rely on information technologies and systems to operate our business and maintain our competitiveness, and any failure to invest in and adapt to technological developments and industry trends could harm our business.

•

Any significant disruption in service on our websites or apps or in our computer systems, some of which are currently hosted by third-party providers, could damage our reputation and result in a loss of consumers, which would harm our business and results of operations.

•	We face significant competition in the global retail industry and may be unsuccessful in competing against current and future competitors.
•

We are subject to governmental regulation and other legal obligations related to privacy, data protection and information security. If we are unable to comply with these, we may be subject to governmental enforcement actions, litigation, fines and penalties or adverse publicity.

•

We rely on our luxury sellers, suppliers, third-party warehousing providers, third-party carriers and transportation providers as part of our fulfilment process, and these third-parties may fail to adequately serve our consumers.

•

Our failure to address risks associated with payment methods, credit card fraud and other consumer fraud, or our failure to control any such fraud, could damage our reputation and brand and may cause our business and results of operations to suffer.

•	Our global operations involve additional risks, and our exposure to these risks will increase as our business continues to expand.
•

Assertions by third-parties of infringement or misappropriation by us of their intellectual property rights or confidential know how could result in significant costs and substantially harm our business and results of operations.

•	Our use of open source software may pose particular risks to our proprietary software and systems.
•	Failure to adequately protect, maintain or enforce our intellectual property rights could substantially harm our business and results of operations.
•	Our New Guards business is dependent on its production, inventory management and fulfilment processes and systems, which could adversely affect its business if not successfully executed.
•	The operation of retail stores subjects us to numerous risks, some of which are beyond our control.
•

Our Chief Executive Officer, José Neves, has considerable influence over important corporate matters due to his ownership of us. Our dual‑class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares may view as beneficial.

•	Our indebtedness could adversely affect our financial health and competitive position.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB.

The following selected historical consolidated financial data as of and for the years ended December 31, 2016, 2017, 2018, 2019 and 2020 has been derived from our audited consolidated financial statements and the notes thereto (our audited consolidated financial statements as of December 31, 2016, 2017 and 2018 and for the years ended December 31, 2016 and 2017 are not included in this Annual Report). Our historical results for any prior period are not necessarily indicative of results expected in any future period.

We have historically conducted our business through Farfetch.com and, therefore, our historical consolidated financial statements prior to the Reorganization Transactions reflect the results of operations of Farfetch.com and, following the Reorganization Transactions, reflect the results of operations of Farfetch Limited. Farfetch Limited’s consolidated financial statements are the same as Farfetch.com’s consolidated financial statements, as adjusted for the Reorganization Transactions. Following the Reorganization Transactions, we have retroactively reflected the Reorganization Transactions in Farfetch Limited’s consolidated financial statements.

Certain figures in this Annual Report may not recalculate exactly due to rounding. This is because percentages and/or figures contained herein are calculated based on actual numbers and not the rounded numbers presented.

The financial data set forth below should be read in conjunction with, and is qualified by reference to Item 5.“Operating and Financial Review and Prospects” and to our audited consolidated financial statements and notes thereto included elsewhere in this Annual Report.

	Year ended December 31,
	2016	2017	2018	2019	2020
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue	$242,116	$385,966	$602,384	$1,021,037	$1,673,922
Cost of revenue	(125,238)	(181,200)	(303,934)	(561,191)	(902,994)
Gross profit	116,878	204,766	298,450	459,846	770,928
Selling, general and administrative expenses	(197,003)	(295,960)	(471,766)	(869,609)	(1,351,483)
Impairment losses on tangible assets	-	-	-	-	(2,991)
Impairment losses on intangible assets	-	-	-	-	(36,269)
Operating loss	(80,125)	(91,194)	(173,316)	(409,763)	(619,815)
(Losses)/gains on items held at fair value and remeasurements	(8,555)	(3,300)	-	21,721	(2,643,573)
Share of results of associates	18	31	33	366	(74)
Finance income	9,280	2,833	38,182	34,382	24,699
Finance costs	(1,878)	(20,475)	(18,316)	(19,232)	(108,742)
Loss before tax	(81,260)	(112,105)	(153,417)	(372,526)	(3,347,505)
Income tax expense	(199)	(170)	(2,158)	(1,162)	14,434
Loss after tax	$(81,459)	$(112,275)	$(155,575)	$(373,688)	$(3,333,071)
Loss per share attributable to owners of the parent:
Basic and diluted	$(0.43)	$(0.50)	$(0.59)	$(1.21)	$(9.75)
Weighted average shares outstanding:
Basic and diluted	188,679,490	223,465,734	264,432,214	318,843,239	343,829,481
Consolidated Statements of Cash Flow Data:
Net cash (outflow)/inflow from operating activities	$(47,079)	$(59,320)	$(116,205)	$(126,642)	$116,315
Net cash outflow from investing activities	(16,961)	(28,863)	(63,538)	(583,503)	(132,641)
Net cash inflow/(outflow) from financing activities	161,173	300,142	859,526	(15,249)	1,261,040

	As of December 31,
	2016	2017	2018	2019	2020
		(in thousands)
Consolidated Statements of Financial Position Data:
Current assets	$180,904	$452,792	$1,199,410	$645,330	$1,961,000
Non-current assets	64,128	110,266	151,983	1,582,549	1,629,871
Total assets	245,032	563,058	1,351,393	2,227,879	3,590,871
Current liabilities	89,425	155,890	194,158	467,998	778,747
Non-current liabilities	36,691	10,265	28,804	422,049	4,488,214
Total liabilities	126,116	166,155	222,962	890,047	5,266,961
Share capital and premium	348,832	686,972	784,294	891,591	942,099
Total equity/(deficit)	$118,916	$396,903	$1,128,431	$1,337,832	$(1,676,090)

The financial data set forth below should be read in conjunction with, and are qualified by reference to Item 5. “Operating and Financial Review and Prospects”. Our historical results for any prior period do not necessarily indicate our results to be expected for any future period.

	Year ended December 31,
	2016	2017	2018	2019	2020
	(in thousands, except per share data and AOV)
Selected Other Data:
Consolidated Group:
GMV (1)	$585,842	$909,826	$1,407,698	$2,139,699	$3,187,014
Revenue	242,116	385,966	602,384	1,021,037	1,673,922
Adjusted Revenue (1)	193,605	311,784	504,590	893,077	1,460,694
Gross Profit	116,878	204,766	298,450	459,846	770,928
Gross Profit Margin	48.3%	53.1%	49.5%	45.0%	46.1%
Loss After Tax	$(81,459)	$(112,275)	$(155,575)	$(373,688)	$(3,333,071)
Adjusted EBITDA (1)	(53,380)	(58,079)	(95,960)	(121,376)	(47,432)
Adjusted EBITDA Margin (1)	(27.6%)	(18.6%)	(19.0%)	(13.6%)	(3.2%)
Earnings Per Share (“EPS”)	$(0.43)	$(0.50)	$(0.59)	$(1.21)	$(9.75)
Adjusted EPS (1)	(0.27)	(0.39)	(0.38)	(0.56)	(0.66)
Digital Platform:
Digital Platform GMV (1)	$573,174	$894,392	$1,392,103	$1,947,868	$2,759,476
Digital Platform Services Revenue	180,937	296,350	488,995	701,246	1,033,156
Digital Platform Gross Profit	111,762	196,581	291,706	371,913	560,206
Digital Platform Gross Profit Margin	61.8%	66.3%	59.7%	53.0%	54.2%
Digital Platform Order Contribution (1)	$63,381	$127,379	$194,411	$220,563	$361,419
Digital Platform Order Contribution Margin (1)	35.0%	43.0%	39.8%	31.5%	35.0%
Active Consumers (1)	652	936	1,382	2,068	3,024
Average Order Value - Marketplace (1)	$584	$620	$619	$608	$568
Average Order Value - Stadium Goods (1)	-	-	-	315	316
Brand Platform:
Brand Platform GMV (1)	$-	$-	$-	$164,210	$390,014
Brand Platform Revenue	-	-	-	164,210	390,014
Brand Platform Gross Profit	-	-	-	75,007	190,806
Brand Platform Gross Profit Margin	-	-	-	45.7%	48.9%

(1)	See “Non-IFRS and Other Financial and Operating Metrics” below.

Non-IFRS and Other Financial and Operating Metrics

We have included in this Annual Report certain financial measures not based on IFRS, including Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EPS, Adjusted Revenue, Digital Platform Order Contribution and Digital Platform Order Contribution Margin (together, the “Non-IFRS Measures”), as well as operating metrics, including GMV, Digital Platform GMV, Brand Platform GMV, In-Store GMV, Active Consumers and Average Order Value. See the definitions set forth below for a further explanation of these terms.

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

Items excluded from the Non-IFRS Measures are significant components in understanding and assessing financial performance. The Non-IFRS Measures have limitations as analytical tools and should not be considered in isolation, or as an alternative to, or a substitute for loss after tax, revenue or other financial statement data presented in our consolidated financial statements as indicators of financial performance. Some of the limitations are:

•	such measures do not reflect revenue related to fulfilment, which is necessary to the operation of our business;
•	such measures do not reflect our expenditures, or future requirements for capital expenditures or contractual commitments;
•	such measures do not reflect changes in our working capital needs;
•	such measures do not reflect our share based payments, income tax benefit/(expense) or the amounts necessary to pay our taxes;
•

although depreciation and amortization are not included in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any costs for such replacements; and

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

We define our non-IFRS Measures and other financial and operating metrics as follows:

“Active Consumers” means active consumers on our directly owned and operated sites and related apps. A consumer is deemed to be active if they made a purchase within the last twelve-month period, irrespective of cancellations or returns. Active Consumers includes the Farfetch Marketplace, BrownsFashion.com, Stadium

Goods, and the New Guards-owned sites operated by Farfetch Platform Solutions. Due to technical limitations, Active Consumers is unable to fully de-dupe Stadium Goods consumers from consumers on our other sites. The number of Active Consumers is an indicator of our ability to attract and retain our consumer base to our platform and of our ability to convert platform visits into sale orders.

“Adjusted EBITDA” means net income/(loss) after taxes before net finance expense/(income), income tax expense/(benefit) and depreciation and amortization, further adjusted for share based compensation expense, share of results of associates and items outside the normal scope of our ordinary activities (including other items, within selling, general and administrative expenses, losses/(gains) on items held at fair value and remeasurements through profit and loss, impairment losses on tangible assets, and impairment losses on intangible assets). Adjusted EBITDA provides a basis for comparison of our business operations between current, past and future periods by excluding items that we do not believe are indicative of our core operating performance. Adjusted EBITDA may not be comparable to other similarly titled metrics of other companies.

“Adjusted EBITDA Margin” means Adjusted EBITDA calculated as a percentage of Adjusted Revenue.

“Adjusted EPS” means earnings per share further adjusted for share based payments, amortization of acquired intangible assets, items outside the normal scope of our ordinary activities (including other items, within selling, general and administrative expenses, losses/(gains) on items held at fair value and remeasurements through profit and loss, impairment losses on tangible assets, and impairment losses on intangible assets) and the related tax effects of these adjustments. Adjusted EPS provides a basis for comparison of our business operations between current, past and future periods by excluding items that we do not believe are indicative of our core operating performance. Adjusted EPS may not be comparable to other similarly titled metrics of other companies.

“Adjusted Revenue” means revenue less Digital Platform Fulfilment Revenue.

“Average Order Value” (“AOV”) means the average value of all orders excluding value added taxes placed on either the Farfetch Marketplace or the Stadium Goods Marketplace, as indicated.

“Brand Platform Gross Profit” means Brand Platform Revenue less the direct cost of goods sold relating to Brand Platform Revenue.

“Brand Platform GMV” and “Brand Platform Revenue” mean revenue relating to the New Guards operations less revenue from New Guards’: (i) owned e-commerce websites, (ii) direct to consumer channel via our Marketplaces and (iii) directly operated stores. Revenue realized from Brand Platform is equal to GMV as such sales are not commission based.

“Digital Platform Fulfilment Revenue” means revenue from shipping and customs clearing services that we provide to our digital consumers, net of Farfetch-funded consumer promotional incentives, such as free shipping and promotional codes. Digital Platform Fulfilment Revenue was referred to as Platform Fulfilment Revenue in previous filings with the U.S. Securities and Exchange Commission (“SEC”).

“Digital Platform GMV” means GMV excluding In-Store GMV and Brand Platform GMV. Digital Platform GMV was referred to as Platform GMV in previous filings with the SEC.

“Digital Platform Gross Profit” means gross profit excluding In-Store Gross Profit and Brand Platform Gross Profit. Digital Platform Gross Profit was referred to as Platform Gross Profit in previous filings with the SEC.

“Digital Platform Gross Profit Margin” means Digital Platform Gross Profit calculated as a percentage of Digital Platform Services Revenue. We provide fulfilment services to Marketplace consumers and receive revenue from the provision of these services, which is primarily a pass-through cost with no economic benefit to us. Therefore, we calculate our Digital Platform Gross Profit Margin, including Digital Platform third-party and first-party gross profit margin, excluding Digital Platform Fulfilment Revenue.

“Digital Platform Order Contribution” means Digital Platform Gross Profit after deducting demand generation expense, which includes fees that we pay for our various marketing channels. Digital Platform Order Contribution provides an indicator of our ability to extract digital consumer value from our demand generation expense, including the costs of retaining existing consumers and our ability to acquire new consumers. Digital Platform Order Contribution was referred to as Platform Order Contribution in previous filings with the SEC.

“Digital Platform Order Contribution Margin” means Digital Platform Order Contribution calculated as a percentage of Digital Platform Services Revenue. Digital Platform Order Contribution Margin was referred to as Platform Order Contribution Margin in previous filings with the SEC.

“Digital Platform Revenue” means the sum of Digital Platform Services Revenue and Digital Platform Fulfilment Revenue. Digital Platform Revenue was referred to as Platform Revenue in previous filings with the SEC.

“Digital Platform Services Revenue” means Revenue less Digital Platform Fulfilment Revenue, In-Store Revenue and Brand Platform Revenue. Digital Platform Services Revenue is driven by our Digital Platform GMV, including commissions from third-party sales and revenue from first-party sales. Digital Platform Services Revenue was also referred to as Adjusted Platform Revenue or Platform Services Revenue in previous filings with the SEC.

“Digital Platform Services third-party revenues” represent commissions and other income generated from the provision of services to sellers in their transactions with consumers conducted on our dematerialized platforms, as well as fees for services provided to brands and retailers.

“Digital Platform Services first-party revenues” represents sales of owned-product, including First-Party Original through our digital platform. The revenue realized from first-party sales is equal to the GMV of such sales because we act as principal in these transactions and, therefore, related sales are not commission based.

“Digital Platform Services third-party cost of revenues” and “Digital Platform Services first-party cost of revenues" include packaging costs, credit card fees, and incremental shipping costs provided in relation to the provision of these services. Digital Platform Services first-party cost of revenues also includes the cost of goods sold of the owned products.

“First-Party Original” refers to brands developed by New Guards and sold direct to consumers on the digital platform.

“Gross Merchandise Value” (“GMV”) means the total dollar value of orders processed. GMV is inclusive of product value, shipping and duty. It is net of returns, value added taxes and cancellations. GMV does not represent revenue earned by us, although GMV and revenue are correlated.

“In-Store Gross Profit” means In-Store Revenue less the direct cost of goods sold relating to In-Store Revenue.

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

The following table reconciles Adjusted EBITDA and Adjusted EBITDA Margin to the most directly comparable IFRS financial measures, which are loss after tax and loss after tax margin:

	Year ended December 31,
	2016	2017	2018	2019	2020
	(in thousands)
Loss after tax	$(81,459)	$(112,275)	$(155,575)	$(373,688)	$(3,333,071)
Net finance (income)/costs	(7,402)	17,642	(19,866)	(15,150)	84,043
Income tax expense/(benefit)	199	170	2,158	1,162	(14,434)
Depreciation and amortization	6,897	10,980	23,537	113,591	217,223
Share-based payments (1)	19,848	21,486	53,819	158,422	291,633
Losses/(gains) on items held at fair value and remeasurements (2)	8,555	3,300	-	(21,721)	2,643,573
Other items (3)	-	649	-	16,374	24,267
Impairment losses on tangible assets	-	-	-	-	2,991
Impairment losses on intangible assets	-	-	-	-	36,269
Share of results of associates	(18)	(31)	(33)	(366)	74
Adjusted EBITDA	$(53,380)	$(58,079)	$(95,960)	$(121,376)	$(47,432)
Revenue	$242,116	$385,966	$602,384	$1,021,037	$1,673,922
Loss after tax margin	(33.6)%	(29.1)%	(25.8)%	(36.6)%	(199.1)%
Adjusted Revenue	$193,605	$311,784	$504,590	$893,077	$1,460,694
Adjusted EBITDA Margin	(27.6)%	(18.6)%	(19.0)%	(13.6)%	(3.2)%

(1)	Represents share based payment expense.
(2)	Represents losses/(gains) on items held at fair value and remeasurements. See “gains/(losses) on items held at fair value and remeasurements” below for a breakdown of these items.
(3)

Represents other items, which are outside the normal scope of our ordinary activities. See “other items” below for a breakdown of these items. Other items is included within selling, general and administrative expenses.

The following table reconciles Adjusted Revenue to the most directly comparable IFRS financial performance measure, which is revenue:

	Year ended December 31,
	2016	2017	2018	2019	2020
	(in thousands)
Revenue	$242,116	$385,966	$602,384	$1,021,037	$1,673,922
Less: Digital Platform Fulfilment Revenue	(48,511)	(74,182)	(97,794)	(127,960)	(213,228)
Adjusted Revenue	$193,605	$311,784	$504,590	$893,077	$1,460,694

The following tables reconcile Digital Platform Order Contribution and Digital Platform Order Contribution Margin to the most directly comparable IFRS financial performance measures, which are Digital Platform Gross Profit and Digital Platform Gross Profit Margin:

	Year ended December 31,
	2016	2017	2018	2019	2020
	(in thousands)
Digital Platform Gross Profit	$111,762	$196,581	$291,706	$371,913	$560,206
Less: Demand generation expense	(48,381)	(69,202)	(97,295)	(151,350)	(198,787)
Digital Platform Order Contribution	$63,381	$127,379	$194,411	$220,563	$361,419
Digital Platform Services Revenue	$180,937	$296,350	$488,995	$701,246	$1,033,156
Digital Platform Gross Profit Margin	61.8%	66.3%	59.7%	53.0%	54.2%
Digital Platform Order Contribution Margin	35.0%	43.0%	39.8%	31.5%	35.0%

The following table reconciles Adjusted EPS to the most directly comparable IFRS financial performance measure, which is Earnings per share:

	Year ended December 31,
	2016	2017	2018	2019	2020

Earnings per share	$(0.43)	$(0.50)	$(0.59)	$(1.21)	$(9.75)
Share based payments (1)	0.11	0.10	0.20	0.50	0.85
Amortization of acquired intangible assets	-	-	0.01	0.17	0.36
Losses/ (gains) on items held at fair value and remeasurements (2)	0.05	0.01	-	(0.07)	7.69
Other items (3)	-	-	-	0.05	0.07
Impairment losses on tangible assets	-	-	-	-	0.01
Impairment losses on intangible assets	-	-	-	-	0.11
Share of results of associates	-	-	-	-	-
Adjusted EPS	$(0.27)	$(0.39)	$(0.38)	$(0.56)	$(0.66)

(1)	Represents share based payment expense on a per share basis.
(2)	Represents losses/(gains) on items held at fair value and remeasurements on a per share basis. See “gains/(losses) on items held at fair value and remeasurements” below for a breakdown of these items.
(3)

Represents other items, which are outside the normal scope of our ordinary activities on a per share basis. See “other items” below for a breakdown of these items. Other items is included within selling, general and administrative expenses.

The following table represents gains/(losses) on items held at fair value and remeasurements:

	Year ended December 31,
	2016	2017	2018	2019	2020
	(in thousands)
Fair value remeasurements:
Contingent consideration	$(8,555)	$(3,300)	$-	$-	$-
Shares issued as part of New Guards acquisition	-	-	-	(21,526)	-
$250 million 5.00% Notes due 2025 embedded derivative	-	-	-	-	(978,254)
$400 million 3.75% Notes due 2027 embedded derivative	-	-	-	-	(1,103,944)
$600 million 0.00% Notes due 2030 embedded derivative	-	-	-	-	(272,522)

Present value remeasurements:
Chalhoub put option	-	-	-	44,853	(287,927)
CuriosityChina call option	-	-	-	(1,606)	(926)

Losses/(gains) on items held at fair value and remeasurements	$(8,555)	$(3,300)	$-	$21,721	$(2,643,573)

Farfetch share price (end of day)	n/a	n/a	$17.71	$10.35	$63.81

The following table represents other items:

	Year ended December 31,
	2016	2017	2018	2019	2020
	(in thousands)
Transaction-related legal and advisory expenses	$649	$-	$-	$(15,374)	$(24,598)
Release of tax provisions	-	-	-	4,000	-
Loss on impairment of investments carried at fair value	-	-	-	(5,000)	(235)
Other	-	-	-	-	566
Other items	$649	$-	$-	$(16,374)	$(24,267)

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in our Class A ordinary shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this Annual Report, including our audited consolidated financial statements and related notes, before deciding to invest in our Class A ordinary shares. Additional risks not presently known to us or that we currently deem immaterial may also impair our business and operations. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. In addition to the effects of the COVID-19 pandemic and resulting global disruptions discussed in Item 5 “Operating and Financial Review and Prospects,” and in the important factors below, additional or unforeseen effects from the COVID-19 pandemic and the global economic climate may give rise to or amplify many of the risks discussed below. The trading price of our Class A ordinary shares could decline due to any of these risks, and you could lose all or part of your investment.

Risks Relating to our Business and Industry

The COVID-19 global pandemic has had and is expected to continue to have an adverse effect on our business and results of operations.

The impact of the ongoing COVID-19 pandemic is severe, widespread and continues to evolve. In March 2020, the World Health Organization declared COVID-19 a global pandemic, and governmental authorities around the world have implemented measures to reduce the spread of COVID-19. These measures, including quarantines, travel bans, business closures and other heightened restrictions suggested or mandated by governmental authorities or otherwise elected by companies as a preventive measure, have adversely affected workforces, customers, consumer sentiment, economies, and financial markets, and, along with decreased consumer spending, have led to an economic downturn in many of our markets.  It is impossible to predict all the effects and the ultimate impact of the COVID-19 pandemic, as the situation continues to rapidly evolve.

The COVID-19 pandemic and resulting disruptions to our production facilities and retail stores could materially affect our operations. As a result of the COVID-19 pandemic, at certain points in 2020 we temporarily closed most of our offices, our Los Angeles and Hong Kong production facilities and our Browns, Stadium Goods and New Guards retail stores, and we may have to do so again as the pandemic continues to develop and related government orders evolve. For example, following restrictive measures announced by the United Kingdom, we postponed the opening of our relocated Browns flagship boutique in London.

We continue to limit staff at our Portuguese production facility and have instituted appropriate health and safety measures, reducing our capacity for processing items. The second production facility we are developing in Portugal, and any future production facilities we develop, may not eliminate these COVID-19-related or other disruptions at our existing facility and could put the continuity of our production operations at risk. In addition, our Los Angeles production facility remains closed, which has required us to adjust some of our standard production processes.

The majority of our employees continue to work remotely as a result of the COVID-19 pandemic. If a natural disaster, power outage, connectivity issue, or other event occurred that impacted our employees’ ability to work remotely, it could be difficult or, in certain cases, impossible, for us to continue our business effectively for a period of time. Further, as the COVID-19 pandemic continues and as certain businesses return to on-site operations, we may experience disruptions if our employees or third-party providers’ employees become ill and are unable to perform their duties, and our operations, or the operations of one or more of our third-party providers, is impacted. The increase in remote working may also result in related consumer privacy, information technology security, and fraud concerns. In addition, the challenges to working caused by the COVID-19 pandemic and related restrictions may have an impact on our employees’ wellness which could impact employee retention, productivity and our culture.

The impact of the COVID-19 pandemic on our luxury sellers may have short and long-term impacts on our supply. Many of the brands and retailers that serve as our luxury sellers have temporarily closed their physical stores, warehouses or distribution centers in response to heightened restrictive measures, and may have to do so again as the pandemic progresses, which could impact the breadth and depth of our supply and delivery times. For example, at its highest point more than 280 of our luxury sellers’ locations were fully or partially closed as a result of the COVID-19 pandemic. Long term, the impacts of government measures, decreased global travel and changes in consumer spending could result in bankruptcies among our luxury sellers and store closures or significant operational changes at our luxury sellers, which could have a negative impact on supply.

In addition, the global supply chain has been disrupted by the COVID-19 pandemic, which could interfere with the ability of the luxury sellers who sell items through the Farfetch Marketplace to deliver products to consumers. While much of our business is conducted online, the COVID-19 pandemic has caused and may continue to cause disruptions or delays in our supply chain, fulfilment network and shipments. Delays in deliveries of merchandise due to production shutdowns or other distribution disruptions may impact our and our sellers’ inventory levels and seasonality of stock. If delivery services are delayed or shut down, our business could be negatively impacted. Further, as a result of increased online adoption across industries during the COVID-19 pandemic environment, demand for carrier capacity has increased which may result in increased costs for carrier services and operational difficulties that could decrease quality of service for our consumers, including delays and lost packages. In addition, competition for carrier capacity may be exacerbated by a decreased number of flights due to government restrictions or impacts to the airline industry. Such carrier issues could have a negative effect on our business, reputation, results of operations and financial condition.

We are unable to accurately predict the ultimate impact on our operations that the COVID-19 pandemic will continue to have on our operations going forward due to uncertainties that will be dictated by the length of time that such disruptions continue, which will, in turn, depend on the currently unknowable duration of the COVID-19 pandemic, the impact of governmental regulations that might be imposed in response to the pandemic, the efficiency and efficacy of vaccination programs and overall changes in consumer behavior.

Furthermore, the global deterioration in economic conditions, which may have an adverse impact on discretionary consumer spending, could also impact our business. A reduction in consumer spending or disposable income could affect us more significantly than companies in other industries and companies with a more diversified product offering due in part to the fact that luxury items are often discretionary purchases for consumers. In the past, governments have taken unprecedented actions in an attempt to address and rectify these extreme market and economic conditions by providing liquidity and stability to financial markets. If these actions are not successful, the return of adverse economic conditions could have a negative effect on our business, results of operations and financial condition.

To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

Purchasers of luxury products may not choose to shop online, which would prevent us from growing our business.

Our success depends, in part, on our ability to attract additional consumers who have historically purchased luxury products through traditional retailers rather than online. The online market for luxury products is significantly less developed than the online market for other goods and services such as books, music, travel and other consumer products. If the online market for personal luxury goods does not gain widespread acceptance, our business may suffer. Furthermore, we may have to incur significantly higher and more sustained advertising and promotional expenditures or offer more incentives than we currently anticipate in order to attract additional online consumers and convert them into purchasing consumers. Specific factors that could prevent consumers from purchasing luxury products from us include:

•	concerns about buying luxury products online without a physical storefront, face to face interaction with sales personnel and the ability to physically handle and examine products;
•	preference for a more personal experience when purchasing luxury products;
•	product offerings that do not reflect current consumer tastes and preferences;
•	preference for shopping mono-brand, not multi-brand;
•	pricing that does not meet consumer expectations;
•	delayed shipments or shipments of incorrect or damaged products;
•	inconvenience and costs associated with returning or exchanging items purchased online;
•	concerns about the security of online transactions and the privacy of personal information; and
•	usability, functionality and features of the Farfetch Marketplace.

We have seen increased adoption of online channels by luxury consumers during the COVID-19 pandemic and the related heightened restrictions imposed by governments around the world. However, we cannot guarantee that this trend will continue or accelerate, including after the heightened restrictions associated with the COVID-19 pandemic are lifted. Further, if this change in consumer behavior represents a secular trend toward online purchases for luxury products by consumers, we cannot guarantee that we will continue to capitalize on the trend or that our competitors will not capitalize on the trend more successfully.

If the online market for luxury products does not continue to develop and grow, or should we not succeed in leveraging such growth, our business will not grow and our results of operations, financial condition and prospects could be materially adversely affected.

We may be unable to generate sufficient revenue to be profitable or to generate positive cash flow on a sustained basis, and our revenue growth rate may decline.

We cannot assure you that we will generate sufficient revenue to offset the cost of maintaining our platform and maintaining and growing our business. Our revenue growth from $1,021.0 million for the fiscal year ended December 31, 2019 to $1,673.9 million for the fiscal year ended December 31, 2020 is not indicative of our future performance, and our revenue growth rate may decline in the future because of a variety of factors, including increased competition and the maturation of our business. We cannot assure you that our revenue will continue to grow or will not decline, especially in light of the COVID-19 pandemic and the potential impact on consumer confidence and discretionary spending. You should not consider our historical revenue growth or operating expenses as indicative of our future performance. If our revenue growth rate declines or our operating expenses exceed our expectations, our financial performance will be adversely affected.

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

We experienced losses after tax of $3,333.1 million, $373.7 million and $155.6 million in the years ended December 31, 2020, 2019 and 2018, respectively. Our ability to generate and sustain significant additional revenues or achieve profitability will depend on, among other things, our ability to increase our levels of sales and attract consumers cost effectively, and the impact of the factors discussed elsewhere in this “Risk Factors” section, including the impact of the COVID-19 pandemic. For example, in the year ended December 31, 2020 our loss after tax increased year-over-year as a result of losses on items held at fair value. We may continue to experience losses after tax in the future, and we cannot assure you that we will achieve profitability and may continue to incur significant losses in future periods. Moreover, if we do achieve sustained profitability, the level of any profitability cannot be predicted and may vary significantly from period to period.

The luxury fashion industry can be volatile and difficult to predict.

As a global platform for luxury fashion, we are subject to variable industry conditions. Consumer demand can quickly change depending on many factors, including the behavior of both online and brick-and-mortar competitors, promotional activities of competitors, rapidly changing tastes and preferences, frequent introductions of new and innovative products and services, advances in technology and the internet, macroeconomic conditions impacting discretionary spending, especially in light of the COVID-19 pandemic, and other macroeconomic and geopolitical factors, many of which are beyond our control. For example, we have seen a change in consumer spending habits since the beginning of the COVID-19 pandemic, as consumers have been purchasing more items in lower price-point categories, which contributed to a lower Average Order Value in the year ended December 31, 2020, as compared to the year ended December 31, 2019.

As another example, the industry experienced a trend toward promotional activity by luxury retailers, which began in the fourth quarter of 2018, intensified in 2019 as global luxury online retailers instituted targeted and selective discounting and promotions, and continued into 2020. While we believe promotional activity by luxury retailers may decrease in 2021 as brands continue to become more disciplined and increasingly move towards an e-concession model, the impact of the COVID-19 pandemic may delay such shift as omnichannel retailers seek to recover from the COVID-19-related heightened restrictions and store closures that occurred in 2020.

While in 2020 we chose to reduce our promotional activity, with a significant reduction in the number of days on promotion as compared with 2019, thereby reducing the proportion of our GMV generated by promotional sales, we may increase promotional activity in the future, including in reaction to promotional activity by luxury sellers. This promotional activity can have a material adverse effect on our results of operations, in particular on our gross margins and order contribution metrics, our prospects and our relationships with our luxury sellers. Alternatively, if we do not engage in promotional activity, in particular if we do not match competitors’ promotional activity, which is the approach we took in 2020, it may adversely impact consumer demand across our platform, which in turn may impact our overall market share capture and have a material adverse impact on our business, results of operations and prospects. We also may decide not to incentivize promotional activity by our retailers by not funding, by reducing our funding, or by requiring our luxury sellers to fund in whole or part, promotional events on the Farfetch Marketplace, which could adversely impact our relationships with our luxury sellers. When the luxury retail market experiences increased promotional activity, we may not be successful in responding in a manner that does not also adversely impact our results of operations.

Changes in consumer demand or tastes may also impact on our ability to deliver expected margin on inventory within our first-party and first-party original businesses. As a result of this constantly changing environment, our future business strategies, practices and results may not meet expectations or respond quickly enough to consumer demand, and we may face operational difficulties in adjusting to any changes. Any of these developments could harm our business, results of operations, financial condition and prospects.

We rely on a limited number of luxury sellers for the supply of products that we make available to consumers on the Farfetch Marketplace.

We rely on a limited number of luxury sellers for the supply of products available on the Farfetch Marketplace. In the year ended December 31, 2020, 12.8% of our GMV was from our top ten retailers, excluding Browns. We cannot guarantee that these luxury sellers will always choose to use the Farfetch Marketplace to sell their products. We also typically enter into one-year contracts with our luxury sellers, and there is no guarantee our luxury sellers will renew these contracts upon expiration, which currently automatically renew every year unless either party serves ninety days’ notice of termination for partners operating under our standard template. Other than Browns, Stadium Goods and the brands in the New Guards portfolio, we cannot control whether a luxury seller chooses to make any of its supply available on the Farfetch Marketplace, and brands may not appreciate our value proposition. Further, other entities may, on their own, take actions that adversely affect our business, such as creating their own marketplace that could directly compete with us. Additionally, our business may be adversely affected if our access to products is limited or delayed because of deterioration in our relationships with one or more of our luxury sellers, because of delays in deliveries of merchandise due to production shutdowns or other distribution disruptions related to the COVID-19 pandemic, or if they choose to not sell their products with us for any other reason. For example, at its highest point more than 280 of our luxury sellers’ locations were fully or partially closed as a result of the COVID-19 pandemic, which resulted in some limited disruption to our supply chain. If we fail to successfully retain current, as well as acquire new, luxury sellers on our platform, our business, results of operations, financial condition and prospects could be materially adversely affected.

If our luxury sellers fail to anticipate, identify and respond quickly to new and changing fashion trends in consumer preferences, our business could be harmed.

The luxury apparel, footwear and accessories available on our Marketplaces are subject to rapidly changing fashion trends and constantly evolving consumer tastes and demands. Our success is dependent on the ability of our luxury sellers, including Browns, Stadium Goods and the New Guards portfolio of brands, to anticipate, identify and respond to the latest fashion trends and consumer demands and to translate such trends and demands into product offerings in a timely manner. The failure of our luxury sellers to anticipate, identify or react swiftly and appropriately to new and changing styles, trends or desired consumer preferences, to accurately anticipate and forecast demand for certain product offerings or to provide relevant and timely product offerings to list on our Marketplaces may lead to lower demand for merchandise on our Marketplaces, which could cause, among other things, declines in GMV sold through our Marketplaces. If our luxury sellers, including the New Guards portfolio of brands, are not able to accurately anticipate, identify, forecast, analyze or respond to changing fashion trends and consumer preferences, we may lose consumers and market share, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

In addition, New Guards’ success depends in large part on the brands in its portfolio being able to originate and define fashion product trends, as well as to anticipate, gauge, and react to changing consumer demands in a timely manner. Their products must appeal to consumers worldwide whose preferences cannot be predicted with certainty and are subject to rapid change, influenced by fashion trends and current economic conditions, among other factors. This issue is further compounded by the increasing use of digital and social media by consumers and the speed by which information and opinions are shared across the globe. We cannot assure that the brands in New Guards’ current or future portfolio will be able to continue to develop appealing styles or successfully meet constantly changing consumer demands in the future. In addition, we cannot assure that any new products or brands that we introduce will be successfully received by consumers. In particular, the majority of New Guards’ existing brands, including its largest brand, Off-White, are currently focused on luxury streetwear and should consumer preferences for streetwear decline that could have a significant impact on our business. Failures of brands in the New Guards portfolio to anticipate, identify, and respond effectively to changing consumer demands and fashion trends could adversely affect retail and consumer acceptance of their products and leave us with a substantial amount of unsold inventory or missed opportunities. Conversely, if we underestimate consumer demand for these brands’ products or if manufacturers fail to supply quality products in a timely manner, we may experience inventory shortages. Any of these outcomes could have a material adverse effect on our business, results of operations, and financial condition.

Luxury sellers set their own prices for the products they make available on our Marketplaces, which could affect our ability to respond to consumer preferences and trends.

We do not control the pricing strategies of our luxury sellers (other than Browns, Stadium Goods’ first-party sales and the New Guards portfolio of brands when sold direct-to-consumer via our Marketplaces), which could affect our revenue and our ability to effectively compete on price with the other distribution channels used by our luxury sellers, including e-commerce retailers and brick-and-mortar stores. Furthermore, inconsistent pricing on our Marketplaces may adversely affect a consumer’s shopping experience, which may encourage them to shop through other online or offline retailers. Luxury sellers may determine that they can more competitively price their products through other distribution channels and may choose such other channels instead of listing products on our Marketplaces.

The global catalogue and competitive pricing of our partners are key features of the Farfetch Marketplace.  However, when brands adopt selective distribution models that restrict retailers from distributing goods in certain geographies, and decide not to include Farfetch in the system, such selective distribution may reduce a proportion of the Farfetch Marketplace catalogue available to consumers in particular markets, and in some cases remove the catalogue from markets entirely. The adoption by brands of selective distribution may therefore lead to reduced supply and lost sales in key markets, and could negatively affect our business, results of operation, financial condition and prospects.

Additionally, where permitted by law, luxury sellers often employ different pricing strategies based on the geographical location of consumers, which is accomplished online through geo-blocking that blocks a consumer’s ability to access certain websites based on geography. EU legislation, which took effect in December 2018, prohibits geo-blocking in the European Economic Area (“EEA”). As a result, our consumers registered in the EEA can make purchases at the prices listed in different EEA geographies irrespective of their country of residence in Europe which could adversely impact our business. In addition, the EU Platform-to-Business Regulation (Regulation (EU) 2019/1150) on promoting fairness and transparency for business users of online intermediation services entered into force on July 12, 2020. This regulation introduced a number of new obligations on marketplaces, including disclosing the main parameters they use to rank goods and services on their sites, any advantage they may give to their own products over others, access that marketplace users may have to data generated through their use of the service and dispute remedies. These new obligations could adversely affect our business, results of operations, financial condition and prospects.

Our efforts to acquire or retain consumers may not be successful, which could prevent us from maintaining or increasing our sales.

If we do not promote and sustain our brand and platform through marketing and other tools, we may fail to build and maintain the critical mass of consumers required to increase our sales. Promoting and positioning our brand and platform, as well as the Browns and Stadium Goods brands and the New Guards portfolio of brands, will depend largely on the success of our marketing efforts, our ability to understand and attract consumers cost effectively and our ability to consistently provide a high-quality product and user experience. In order to acquire and retain consumers, we have incurred and will continue to incur substantial expenses related to advertising and other marketing efforts, including investments in our ACCESS loyalty program. To the extent we are successful in retaining our existing customers, they may choose to purchase products with lower Average Order Values. Similarly, to the extent we are successful in acquiring new consumers, they may not be our most valuable consumers. We also may not be able to predict the behavior of new consumers including the consumers we have acquired since the start of the COVID-19 pandemic, as well as we do for existing consumers. We use promotions to drive sales, which may not be effective and may adversely affect our gross margins. Our investments in marketing may not effectively reach potential consumers and the spend of consumers that purchase from us may not yield the intended return on investment. Our ability to measure the effectiveness of our marketing remains limited for brand marketing, which we invested in during the year ended December 31, 2020, and which we expect to continue to invest in over the short to medium term. In addition, the United States or other governments may take administrative, legislative, or regulatory action that could interfere with certain marketing efforts in particular jurisdictions. A failure of our marketing activities could also adversely affect our ability to attract new and maintain existing relationships with our consumers and our luxury sellers, which may have a material adverse effect on our business, results of operations, financial condition and prospects.

Our software is highly complex and may contain undetected errors.

The software underlying our sites is highly complex and may contain undetected errors or vulnerabilities, some of which may only be discovered after the code has been released. We have in place a software engineering practice known as “continuous deployment,” meaning that we typically release software code multiple times per day. This practice may result in the more frequent introduction of errors or vulnerabilities into the software underlying our sites. Any errors or vulnerabilities discovered in our code after release could result in damage to our reputation, loss of customers, disruption to our operations, decline of net sales or liability for damages, any of which could adversely affect our business, financial conditions, result of operations and prospects.

Our failure or the failure of third-parties to protect our or their sites, networks and systems against security breaches, or otherwise to protect our or consumers’ and luxury sellers’ confidential information, could damage our reputation and brand and substantially harm our business and operating results.

We collect, maintain, transmit and store data about our consumers, luxury sellers and others, including credit card information (and other payment information) and other personally identifiable information, as well as other confidential and proprietary information about our business plans and activities.

We also engage third parties that store, process and transmit these types of information on our behalf. We rely on encryption and authentication technology licensed from third-parties in an effort to securely transmit confidential and sensitive information, including credit card numbers. Advances in computer capabilities, new technological discoveries or other developments may result in the whole or partial failure of this technology to protect transaction data or other confidential and sensitive information from being breached or compromised. In addition, e-commerce websites are often attacked through compromised credentials, including those obtained through phishing and credential stuffing. Our security measures, and those of our third-party service providers, may not detect or prevent all attempts to breach our or their systems, denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in or transmitted by our or their websites, networks and systems or that we or such third-parties otherwise maintain, including payment card systems, which may subject us to fines or higher transaction fees or limit or terminate our access to certain payment methods. We and such-third parties may not anticipate or prevent all types of attacks until after they have already been launched. We may not be able to adjust our security measures fast enough to keep pace with the evolving nature of cybersecurity risks, which could negatively impact our operations. Techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our third-party service providers. In addition, security breaches can also occur as a result of non-technical issues, including intentional or inadvertent breaches by our employees or by third-parties. These risks may increase over time as we grow our business, including as a result of acquisitions, and as the complexity and number of technical systems and applications we use increases.

Breaches of our security measures or those of our third-party service providers or cyber security incidents could result in unauthorized access to our sites, networks and systems; unauthorized access to and misappropriation of consumer information, including consumers’ personal data, or other confidential or proprietary information; viruses, worms, spyware or other malware being served from our sites, networks or systems; deletion or modification of content or the display of unauthorized content on our sites; interruption, disruption or malfunction of operations; costs relating to breach remediation, deployment of additional personnel and protection technologies, governmental investigations and media inquiries and coverage; engagement of third-party experts and consultants; litigation, regulatory action and other potential liabilities. In the past, we have been the target of social engineering, phishing, malware and similar attacks and threats of denial-of-service attacks; and further attacks of this type could in the future have a material adverse effect on our operations. If any of these breaches of security should occur, our reputation and brand could be damaged, our business may suffer, we could be required to expend significant capital and other resources to alleviate problems caused by such breaches, and we could be exposed to a risk of loss, litigation or regulatory action and possible liability. In addition, with the majority of our employees, and employees of our third-party service providers, working from home as a result of the COVID-19 pandemic our data and information technology infrastructure is subject to greater exposure than in an office environment, which carries an increased risk that our security measures or those of our third-party service providers could be compromised.  We cannot guarantee that recovery protocols and backup systems will be sufficient to prevent data loss. Actual or anticipated attacks may cause us to incur costs, including costs to deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants. In addition, any party who is able to illicitly obtain a consumer’s password could access the consumer’s transaction data or personal information, resulting in the perception that our systems are insecure.

Any compromise or breach of our security measures, or those of our third-party service providers, could violate applicable privacy, data protection, data security, network and information systems security and other laws and cause significant legal and financial exposure, adverse publicity and a loss of confidence in our security measures, which could have a material adverse effect on our business, results of operations, financial condition and prospects. We continue to devote significant resources to protect against security breaches and we may need to in the future to address problems caused by breaches, including notifying affected subscribers and responding to any resulting litigation, which in turn, would divert resources from the growth and expansion of our business. Our insurance policies have coverage limits and may not be adequate to reimburse us for all losses caused by security breaches.

We may not succeed in promoting and sustaining our brand, which could have an adverse effect on our future growth, reputation, business and net sales.

A critical component of our future growth is our ability to promote and sustain our brand, which we believe can be achieved by providing a high-quality user experience. An important element of our brand promotion strategy is establishing a relationship of trust with our consumers. In order to provide a high-quality user experience, we have invested and intend to continue to invest substantial amounts of resources in the development and functionality of our platform, website, technology infrastructure, fulfilment and customer service operations. Our ability to provide a high-quality user experience is also highly dependent on external factors over which we may have little or no control, including, without limitation, the reliability and environmental, sustainability, social, operational, and commercial performance of our luxury sellers, suppliers, third-party warehousing providers and third-party carriers. If our consumers are dissatisfied with the quality of the products sold on our platform or the customer service they receive and their overall customer experience, or if we or our service providers cannot deliver products to our consumers in a timely manner or at all, or if our consumers are dissatisfied with the sustainability or social performance of our luxury sellers, suppliers, third-party warehousing providers and third-party carriers, our consumers may stop purchasing products from us. In addition, failures by any of New Guards’ brands to provide consumers with high-quality products and high-quality customer experiences for any reason (including environmental, sustainability and social reasons) could substantially harm the reputation of that brand and the New Guards portfolio of brands more generally, which could have a material adverse effect on its business, results of operations, financial condition and prospects. We also rely on third parties for information, including product characteristics and availability shown on the Farfetch Marketplace, that may be inaccurate.

Our failure to provide our consumers with high-quality products and high-quality user experiences for any reason (including environmental, sustainability and social reasons) could substantially harm our reputation and adversely impact our efforts to develop Farfetch as a trusted brand, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

Use of social media, emails and text messages may adversely impact our reputation or subject us to fines or other penalties.

We use social media, emails and text messages as part of our approach to marketing. As laws and regulations rapidly evolve to govern the use of these channels, a failure by us, our employees or third parties acting at our direction to abide by applicable laws and regulations in the use of these channels could adversely affect our reputation or subject us to fines or other penalties. In addition, our employees, including employees of brands within the New Guards portfolio, or third-parties acting at our direction (including influencers) may knowingly or inadvertently make use of social media in ways that could lead to the loss or infringement of intellectual property, subject us to liability for illegal content as well as the public disclosure of proprietary, confidential or sensitive personal information about our business, employees, consumers or others. Any such inappropriate use of social media, emails and text messages could also cause damage to our reputation, the reputation of our businesses, including Browns, Stadium Goods and any of the brands in the New Guards portfolio, or the reputation of the designers or creative directors of New Guards’ brands.

Consumers value readily available information concerning retailers and their goods and services and often act on such information without further investigation and without regard to its accuracy. Our consumers may engage with us online through our social media platforms, including Facebook, Instagram, Pinterest and Twitter, by providing feedback and public commentary about all aspects of our business. Information concerning us or our luxury sellers, whether accurate or not, may be posted on social media platforms at any time and may have a disproportionately adverse impact on our brand, reputation or business; and the third-party services we use to monitor such postings that may be inaccurate or harmful to the reputation and perception of our brand may fail to sufficiently identify such posts. The harm may be immediate without affording us an opportunity for redress or correction and could have a material adverse effect on our business, results of operations, financial condition and prospects.

We rely on information technologies and systems to operate our business and maintain our competitiveness, and any failure to invest in and adapt to technological developments and industry trends could harm our business.

We depend on the use of sophisticated information technologies and systems, including technology and systems used for websites and apps, data analytics, customer service, supplier connectivity, communications, fraud detection, enterprise resource planning, inventory management, warehouse management and administration. As our operations grow in size, scope and complexity, we will need to continuously improve and upgrade our systems and infrastructure to offer an increasing number of consumer-enhanced services, features and functionalities, while maintaining and improving the reliability and integrity of our systems and infrastructure. In addition, with the majority of our employees working from home as a result of the COVID-19 pandemic, our information technologies and systems may be particularly strained.

Our future success also depends on our ability to adapt our services and infrastructure to meet rapidly evolving consumer trends and demands while continuing to improve our platform’s performance, features and reliability. The emergence of alternative platforms and niche competitors who may be able to optimize such services or strategies, may require us to continue to invest in new and costly technology. We may not be successful in developing and adopting new technologies that operate effectively across multiple devices and platforms and that are appealing to consumers, which would negatively impact our business and financial performance. New developments in other areas, such as cloud computing providers, could also make it easier for competitors to enter our markets due to lower up-front technology costs. In addition, we may not be able to maintain our existing systems or replace our current systems or introduce new technologies and systems as quickly or cost effectively as we desire. Failure to invest in and adapt to technological developments and industry trends may have a material adverse effect on our business, results of operations, financial condition and prospects.

Any significant disruption in service on our websites or apps or in our computer systems, some of which are currently hosted by third-party providers, could damage our reputation and result in a loss of consumers, which would harm our business and results of operations.

Our brand, reputation and ability to attract and retain consumers depend upon the reliable performance of our network infrastructure and content delivery processes. We have experienced interruptions in these systems in the past, including server failures that temporarily slowed down or interfered with the performance of our websites and apps, or particular features of our websites and apps, and we may experience interruptions in the future, particularly in light of the COVID-19 pandemic. For example, in 2020 and the first quarter of 2021, there were a total of eleven interruptions and outages on our website that ranged in time from one minute to approximately five hours, in which our customers experienced difficulties involving, among others, the inability to use our payment systems, the unavailability of thousands of products and our product catalogue and the inability to complete their checkout process. Interruptions in these systems, whether due to system failures, human input errors, computer viruses or physical or electronic break-ins, and denial-of-service attacks on us, third-party vendors or communications infrastructure, could affect the availability of our services on our platform and prevent or inhibit the ability of consumers to access our websites and apps or complete purchases on our websites and apps. Volume of traffic and activity on our Marketplaces spikes on certain days, such as during a “Black Friday” promotion, and any interruption would be particularly problematic if it were to occur at such a high-volume time. Problems with the reliability of our systems could prevent us from earning revenue or commissions and could harm our reputation.

Damage to our reputation, any resulting loss of consumer, retailer or brand confidence and the cost of remedying these problems could negatively affect our business, results of operations, financial condition and prospects.

Substantially all of the communications, network and computer hardware used to operate our website are strategically located, for convenience and regulatory reasons, at facilities in Portugal, Netherlands, Russia, China, Ireland and Brazil. Our ability to maintain communications, network, and computer hardware in these countries is, or may in the future be, subject to regulatory review and licensing, and the failure to obtain any required licenses could negatively affect our business. We either lease or own our servers and have service agreements with data center providers. Our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, terrorist attacks, acts of war, electronic and physical break-ins, computer viruses, earthquakes and similar events. The occurrence of any of the foregoing events could result in damage to our systems and hardware or could cause them to fail completely, and our insurance may not cover such events or may be insufficient to compensate us for losses that may occur. Our systems are not completely redundant, so a system failure at one site could result in reduced platform functionality for our consumers, and a total failure of our systems could cause our websites or apps to be inaccessible by some or all of our consumers.

We depend on third-parties to provide services in support of our website and fulfillment operations technology, and any failure on their part could lead to a disruption of our business. Problems faced by our third-party service providers with the telecommunications network providers with whom they contract or with the systems by which they allocate capacity among their users, including us, could adversely affect the experience of our consumers. Our third-party service providers could decide to close their facilities without adequate notice, including in response to government mandated shutdowns or heightened restrictions or for health and safety reasons. Any financial difficulties, such as bankruptcy or reorganization, faced by our third-party service providers or any of the service providers with whom they contract, may have negative effects on our business, the nature and extent of which are difficult to predict. If our third-party service providers are unable to keep up with our needs for capacity, particularly in light of increased usage during the COVID-19 pandemic, this could have an adverse effect on our business. Any errors, defects, disruptions or other performance problems with our services could harm our reputation and may have a material adverse effect on our business, results of operations, financial condition and prospects.

The rapid growth of our business may adversely impact our ability to successfully utilize our data and impact our sustained growth.

We employ a comprehensive approach to data analytics and data-led insights that helps guide our business strategy and operations. We utilize data collected through our digital platform, brand platform and in-store operations, including consumer data, to inform our approach to marketing, consumer targeting and expanding our reach. For example, we apply data science and machine learning technologies to facilitate the personalization of the consumer experience, use data insights to drive consumer acquisition, leverage data in support of our Luxury New Retail (“LNR”) strategy (including the Farfetch Platform Solutions and Farfetch Store of the Future technologies) and proprietary data logistic insights in our fulfillment services. However, the rapid growth of our business may negatively impact data design, organization and accessibility across our operations. If we are unable to adequately utilize our data in support of our operations due to growth-driven fragmentation or technical limitations, our ability to attract new consumers to the Farfetch Marketplace, retain existing consumers, and continue the advancement of online and offline integrations could be impaired. We will also need to adapt our approach to the design, organization and accessibility of data across our business to keep pace with our growth and with technological developments. Any failure by us to adequately integrate such advancements in our approach to data management could harm our ability to leverage data, including consumer data, collected through our technology and our systems, which could have a negative effect on our business.

We may not be able to manage our growth effectively, and such rapid growth may adversely affect our corporate culture.

We have rapidly and significantly expanded our operations, including through the New Guards acquisition, Stadium Goods acquisition and strategic partnership with Alibaba and Richemont; and anticipate expanding further as we pursue our growth strategies. Such expansion increases the complexity of our business and places a significant strain on our management, operations, technical systems, financial resources and internal control over financial reporting functions. Our current and planned personnel, systems, procedures and controls may not be adequate to support and effectively manage our future operations, especially as we employ people in fourteen countries and territories. We are currently in the process of transitioning certain of our business and financial systems to systems on a scale reflecting the increased size, scope and complexity of our operations, and the process of migrating our legacy systems could disrupt our ability to timely and accurately process information, which could adversely affect our results of operations and cause harm to our reputation. As a result, we may not be able to manage our expansion effectively.

Our entrepreneurial and collaborative culture is important to us, and we believe it has been a major competitive advantage and contributor to our success. We may have difficulties maintaining our culture or adapting it sufficiently to meet the needs of our future and evolving operations as we continue to grow, in particular internationally and through acquisitions, and as we implement changes to ways of working that evolved as a result of the COVID-19 pandemic. In addition, our ability to maintain our culture as a public company, with the attendant changes in policies, practices, corporate governance and management requirements may be challenging. Failure to maintain our culture could have a material adverse effect on our business, results of operations, financial condition and prospects.

We face significant competition in the global retail industry and may be unsuccessful in competing against current and future competitors.

The global retail industry is intensely competitive. Online retail, including on mobile devices and tablets, is rapidly evolving and is subject to changing technology, shifting consumer preferences and tastes and frequent introductions of new products and services. We face competition from technology enablement companies, marketplaces, platforms and luxury sellers. Technology enablement companies are those that enable commerce, such as Shopify or Square, and white-label service providers that offer end-to-end solutions. Luxury sellers are typically either larger more established companies, such as luxury department stores, luxury brand stores or online retailers, or multichannel players that are independent retailers operating brick-and-mortar stores with an online presence, and these luxury sellers may have longer operating histories, greater brand recognition, existing consumer and supplier relationships and significantly greater financial, marketing and other resources. Additionally, larger competitors seeking to establish an online presence in luxury fashion may be able to devote substantially more resources to website systems development and exert more leverage over the supply chain for luxury products than we can. For example, in September 2020, Amazon.com, Inc. launched “Amazon Luxury Stores,” an invitation-only marketplace that offers high-end ready-to-wear clothing from luxury brand partners to eligible customers. Larger competitors may also be better capitalized to opportunistically acquire, invest in or partner with other domestic and international businesses. Such opportunistic acquisitions and investments may accelerate in an economic downturn. We believe that companies with a combination of technical expertise, brand recognition, financial resources and e-commerce experience also pose a significant threat of developing competing luxury fashion distribution technologies. In particular, if known incumbents in the e-commerce space choose to offer competing services, they may devote greater resources than we have available, have a more accelerated time frame for deployment and leverage their existing user base and proprietary technologies to provide services or a user experience that our consumers may view as superior. We also compete with regionally focused luxury e-commerce companies who may have a competitive advantage because of their greater understanding of, and focus on, the local customer, as well as their established local brands.

The acceleration of the trend toward online adoption of e-commerce platforms by consumers, including in the luxury sector, could increase competition as retailers and brands that have not typically participated in e-commerce may establish an online presence, a trend we are seeing develop as a result of the COVID-19 pandemic. This may create new competitors or strengthen our existing competitors.

Online retail companies and marketplaces, including emerging startups, may be able to innovate and provide products and services faster than we can, and they may be willing to price their products and services more aggressively in order to gain market share. Additionally, as a result of the COVID-19 pandemic, competitors may rely on markdowns or promotional sales to dispose of excess inventory, which could put pressure on us to follow suit, which could have an adverse effect on our gross margins and results of operations. As luxury products are often discretionary purchases for consumers, a reduction in consumer spending or disposable income resulting from the COVID-19 pandemic may affect us more significantly than competitors with a more diversified product offering. In addition, traditional brick-and-mortar based retailers offer consumers the ability to handle and examine products in person and offer a more convenient means of returning and exchanging purchased products.

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

We collect personal data and other data from our consumers and prospective consumers for a number of purposes. We use this information to provide services and relevant products to our consumers, to support, expand and improve our business, and to tailor our marketing and advertising efforts. We store, handle, and process personal data on our own information systems, as well as through arrangements with third-parties and service providers. As a result, we are subject to governmental regulation and other legal obligations related to the protection of personal data, privacy and information security in certain countries where we do business and there has been, and will continue to be, a significant increase globally in such laws that govern, restrict or affect the collection, storage, sharing or use of data collected from or about individuals and their devices. Existing and future laws and regulations, or the inconsistent enforcement of such laws and regulations, including with regard to data localization requirements, could impede the growth of e-commerce or online marketplaces and negatively impact our business and operations. Moreover, any non-compliance with privacy, data protection or information security laws could result in proceedings against us by one or more data protection authorities, other public authorities, third parties, or individuals.

In Europe, where we have significant business operations, the data privacy and information security regime has been through a significant change and continues to evolve. The collection and processing of personal data is subject to increasing regulatory scrutiny in Europe and the United Kingdom. The General Data Protection Regulation (“GDPR”), has stringent operational requirements for companies, including retailers, around information practices, such as expanded disclosures to consumers about how we collect and process their personal data, increased controls on profiling consumers and increased rights for consumers to access, control and delete their personal data. In addition, there are mandatory data breach notification requirements and significantly increased penalties of the greater of €20 million or 4% of global turnover for the preceding financial year. Since January 1, 2021 (when the transitional period following the United Kingdom’s withdrawal from the European Union expired), we have been required to comply with the GDPR and the UK GDPR. Each regime has the ability to fine us up to the greater of €20 million (£17 million) or 4% of global turnover for non-compliance.

The relationship between the United Kingdom and the European Union in relation to transfers of personal data from the European Union to the United Kingdom is not fully settled by the EU-UK Trade and Cooperation Agreement (“TCA”). Instead, the TCA establishes a four to six-month grace period during which transfers of personal data from the European Union to the United Kingdom can continue without additional safeguards, provided that the United Kingdom maintains its pre-TCA data protection laws. During this time, the European Commission may adopt an adequacy decision from the United Kingdom which organizations can then rely on for personal data transfers from the European Union to the United Kingdom but, if no adequacy decision from the United Kingdom is adopted, the United Kingdom will be considered a third country at the end of the grace period and we will be required to implement additional safeguards for personal data transfers – some of which are currently being scrutinized or challenged – which could lead to additional costs and increase our overall risk exposure.

The UK 2018 Network and Information Systems Regulations apply to us as an online marketplace and place additional network and information systems security obligations on us, as well as mandatory security incident notifications in certain circumstances with penalties of up to £17 million. Additionally, the EU Directive on Network and Information Systems (“EU NIS”) also applies to us and requires us, as a digital service provider offering services in the EEA but with headquarters outside of the EEA, to appoint a representative in one of the EEA Member States where services are offered (following the national laws implementing the EU NIS in that member state). This regulation could lead to additional regulatory exposure and compliance costs.

In recent years, U.S. and European lawmakers and regulators have expressed concern over the use of third-party cookies and similar technologies for online behavioral advertising, and laws and regulations in this area are also under reform. In the European Union, regulators are increasingly focusing on compliance with requirements in the online behavioral advertising ecosystem, and current national laws that implement the ePrivacy Directive will be replaced by an EU regulation known as the ePrivacy Regulation which will significantly increase fines for non-compliance. In the European Union, informed consent is required for the placement of a cookie on a user’s device and for direct electronic marketing. The GDPR imposes conditions on obtaining valid consent, such as a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology. While the ePrivacy Regulation is still under development, recent European court decisions and regulators’ recent guidance are driving increased attention to cookies and tracking technologies and we are beginning to see regulatory enforcement actions. Changes to how we use cookies and related technology could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. Regulation of cookies and similar technologies may lead to broader restrictions on our marketing and personalization activities and may negatively impact our efforts to understand users’ online shopping and other relevant online behaviors, as well as the effectiveness of our marketing and our business generally. The advertising technology ecosystem may not be able to adapt to the legal changes around the use of tracking technologies, which may have a negative effect on businesses, including ours, that collect and use online user information for consumer acquisition and marketing. The decline of cookies or other online tracking technologies as a means to identify and target potential purchasers may increase the cost of operating our business and lead to a decline in revenues. In addition, uncertainties about the legality of cookies and other tracking technologies may lead to regulatory scrutiny and increase potential civil liability under data protection or consumer protection laws. In response to marketplace concerns about the use of third-party cookies and web beacons to track user behaviors, providers of major browsers have included features that allow users to limit the collection of certain data generally or from specified websites, and the draft ePrivacy Regulations also advocate the development of browsers that block cookies by default. These developments and other privacy-oriented software changes by operating systems or other third-parties, such as Apple’s app tracking transparency feature, could impair our ability to collect user information, including personal data and usage information, that helps us provide more targeted advertising to our current and prospective consumers, which could adversely affect our business, given our use of cookies and similar technologies to target our marketing and personalize the customer experience.

In the United States, which is also a significant market for our goods and services, federal and various state governments have adopted or are considering, laws, guidelines or rules for the collection, distribution, use and storage of information collected from or about consumers or their devices. For example, California has enacted the California Consumer Privacy Act (“CCPA”) which went into effect on January 1, 2020. The law imposes new requirements upon companies doing business in California and meeting other size or scale criteria for collecting or using information collected from or about California residents, affords California residents new abilities to opt out of certain disclosures of personal information, and grants non-absolute rights to access or request deletion of personal information, subject to verification and certain exceptions. In response to the CCPA, we have reviewed and amended our information practices involving California consumers, as well as our use of service providers or interactions with other parties to whom we disclose personal information. We have updated our privacy disclosures to comply with the law, including as these requirements pertain to our California-based workforce. We are monitoring the CCPA implementing regulations, as they are continually being updated by the office of the California Attorney General. It also remains unclear how the statute or rules will be interpreted. Additionally, a recent California ballot initiative, the California Privacy Rights Act (“CPRA”), imposes additional data protection obligations on companies doing business in California, including additional consumer rights processes and opt-outs for certain uses of sensitive data and sharing of personal data starting in January 2022, with most provisions not coming into effect until January 2023. As voted into law by California residents in November 2020, the CPRA could have an adverse effect on our business, results of operations, and financial condition.

The effects of the CCPA and CPRA are potentially significant and may require us to modify our data collection or processing practices and policies, incur substantial costs and expenses in an effort to comply and increase our potential exposure to regulatory enforcement or litigation. Other U.S. states are considering enacting stricter data privacy laws, some modeled on the GDPR, some modeled on the CCPA, and others are considering potentially imposing completely distinct requirements. The U.S. Congress is considering comprehensive federal privacy legislation, such as the Consumer Online Privacy Rights Act, which would significantly expand elements of the data protection rights and obligations existing within the GDPR and CCPA to all U.S. consumers.

It also remains unclear how the statute or rules will be interpreted. Other U.S. states are considering enacting stricter data privacy laws, some modeled on the GDPR, some modeled of the CCPA, and others potentially imposing completely distinct requirements. The U.S. Congress is considering comprehensive federal privacy legislation, such as the Consumer Online Privacy Rights Act, which would significantly expand elements of the data protection rights and obligations existing within the GDPR and the CCPA to all U.S. consumers.

In the People’s Republic of China (the “PRC,” for purposes hereof excluding Hong Kong, Macau and Taiwan), data security has become one of the fastest growing areas for new legislation reflecting the evolving e-commerce industry in the PRC. For example, the PRC Cyber Security Law, along with other laws and regulations, govern the collection, use, retention, sharing and security of the personal information in the PRC and provide an overarching regulatory basis for protection of personal information in the PRC, and the E-Commerce Law that came into force on January 1, 2019 governs all aspects of online transactions and includes a significant focus on the importance of data security in such transactions. In addition, although the Personal Information Security Specification (the “China Specification”) is not a mandatory regulation, it nonetheless has a key implementing role in relation to the PRC’s Cyber Security Law in respect of protecting personal information in China, and in practice it has been adopted by PRC government agencies as a standard to determine whether businesses have abided by the PRC’s data protection rules.

This version of the China Specification (the “2020 Version”) was promulgated on March 6, 2020 and came into force on October 1, 2020. Compared to its previous version promulgated in 2017, the most significant change is that, under the 2020 Version, the data controller provides an “opt-out” option for customers to opt out of any personalized display. We have enabled this “opt-out” function on the Farfetch.cn website and the Farfetch China apps since October 2020. Our failure to comply with the China Specification, while not a mandatory regulation, could attract attention of relevant PRC regulatory authorities with regard to the relevant PRC protection laws and regulations, and an adverse finding by the PRC government authorities with respect to these requirements could result in governmental enforcement actions, litigation, fines and penalties, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

Furthermore, in 2019 the Cyberspace Administration of the PRC (“CAC”), the central internet regulator, issued its Draft Measures of Security Assessment before Cross-border Transfer of Personal Information (“Draft Measures of Cross-border PI Transfer”) and Draft Administrative Measures of Data Security (“Draft Measures of Data Security”) and solicited public comments. In the proposed Draft Measures of Cross-border PI Transfer, personal information cannot be transferred out of the PRC until a security assessment is conducted and approved by relevant CAC local branch. When conducting a security assessment, CAC is expected to focus on whether personal information has been collected and processed in China in full compliance with applicable law and whether the overseas recipients have the same level of data protection capability. The Draft Measures of Data Security law further adopts certain technical specifications under the non-binding China Specifications as legal norms. These two draft measures may be subject to further revisions before being officially enacted with legal effect. Once finalized and implemented, these two measures are likely to have a major impact on our data compliance performance.

In Brazil, the Brazilian General Data Protection Law (Law No. 13,709/2018) (“LGPD”) that came into effect on September 18, 2020 (but for which sanctions apply only after August 1, 2021) implemented operational requirements for the processing of personal data in Brazil. The LGPD’s requirements are substantially similar to those of GDPR and we will have to undertake similar compliance efforts regarding our Brazilian consumers and employee data, potentially requiring us to incur substantial costs and expenses in an effort to comply and exposing us to increased risks associated with non-compliance.

Beyond the aforementioned data protection laws, individual jurisdictions continue to pass laws related to data protection, such as data privacy and data breach notification laws, resulting in a diverse set of requirements across states, countries and regions. The complexity of navigating these varying data protection laws is particularly acute for our business due to our global reach; the Farfetch Marketplace connects consumers in over 190 countries and territories with items from more than 50 countries. In addition, the legal landscape relating to the transfer of personal data continues to evolve and remains uncertain in many jurisdictions. Many data protection regimes apply based on where the consumer is located, and as we expand and new laws are enacted or existing laws change, we may be subject to new laws, regulations or standards or new interpretations of existing laws, regulations or standards, including those in the areas of data security, data privacy and regulation of email providers and those that require localization of certain data (such as in Russia, where we have already undertaken localization), which could require us to incur additional costs and restrict our business operations.

Failures or perceived failures by us (including our acquired businesses which are in the process of being integrated into our privacy framework) to comply with rapidly evolving privacy or security laws such as the China Specification, policies (including our own stated privacy policies), legal obligations or industry standards or any security incident that results in the unauthorized release or transfer of personally identifiable information or other personal or consumer data may result in governmental enforcement actions, litigation (including consumer class actions), fines and penalties or adverse publicity and could cause our consumers to lose trust in us, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

We rely on our luxury sellers, suppliers, third-party warehousing providers, third-party carriers and transportation providers as part of our fulfilment process, and these third parties may fail to adequately serve our consumers.

We significantly rely on our luxury sellers to properly and promptly prepare products ordered by our consumers for shipment. These suppliers may have a reduced ability to prepare and ship products due to government mandates, shutdowns or heightened restrictions, reduced capacity to protect the health and safety of their workers, or if they are located in areas particularly affected by the COVID-19 pandemic. Failures by these suppliers to timely prepare such products for shipment to our consumers would have an adverse effect on the fulfilment of consumer orders, which could negatively affect the customer experience and harm our business and results of operations.

We rely on third-party warehousing providers to receive, store, pick, pack and ship merchandise. We also rely upon third-party carriers and transportation providers for substantially all of our merchandise shipments, including shipments of items from our luxury sellers and warehouses to our production facilities for processing, shipments returning these items to our luxury sellers and the shipments to our consumers after purchase. Failures of our third-party providers to meet the service levels expected by our consumers, including as a result of any closures, shutdowns, bankruptcies, disruptions and/or delays related to the COVID-19 pandemic, or to deliver merchandise in optimal condition, could negatively impact the customer experience, our brand reputation and our business.

In addition, New Guards sells a portion of its products to third-party distributors, which are responsible for sales to end consumers. The reputation of New Guards’ brands’ products thus rests in part on compliance by all distributors with New Guards’ requirements in terms of their approach to the handling and presentation of products, marketing and communications policies and regarding brand image.

Our shipments are subject to additional risks that could increase our distribution costs, including rising fuel costs, the impact of the COVID-19 pandemic, the United Kingdom’s withdrawal from the European Union and events such as employee strikes and inclement weather, which may impact a third-party’s ability to provide delivery services that adequately meet our needs. If we needed to change transportation providers, we could face logistical difficulties that could adversely impact deliveries, we would incur costs and expend resources in connection with such change, and such change could divert the time and attention of management and technology personnel to implement the change. Moreover, we may not be able to obtain terms as favorable as those received from the independent third-party transportation providers we currently use, which would increase our costs. Our third-party carriers and transportation providers may face increased volumes as a result of increased online adoption stemming from the COVID-19 pandemic or a secular shift from offline to online consumer activity across industries, which, in turn, could cause a decrease in their service levels or result in an increase of their prices. If we are unable to negotiate acceptable pricing and other terms with these entities, if they significantly increase their shipping charges or if they experience performance problems, including as a result of the COVID-19 pandemic, or other difficulties, it could negatively impact our results of operations and our customer experience. Increases in shipping costs or other significant shipping difficulties or disruptions or any failure by our retailers, brands or third-party carriers to deliver high-quality products to our consumers in a timely manner or to otherwise adequately serve our consumers could damage our reputation and brand and may substantially harm our business. In addition, if our merchandise is not delivered in a timely fashion or is damaged or lost during the delivery process as a result of a deterioration of such third-party services, it could result in our consumers becoming dissatisfied and choosing not to shop on our sites and our relationships with our payment providers and other third-party providers could be negatively impacted, which could have a material adverse effect on our financial condition, results of operations and prospects.

We rely on third-parties to drive traffic to our website, and these providers may change their search engine algorithms or pricing in ways that could negatively affect our business, results of operations, financial condition and prospects.

Our success depends on our ability to attract consumers cost effectively. With respect to our marketing channels, we rely heavily on relationships with providers of online services, search engines, social media, directories and other websites and e-commerce businesses to provide content, advertising banners and other links that direct consumers to our websites. We rely on these relationships to provide significant sources of traffic to our websites. In particular, we rely on search engines, such as Google, Bing and Yahoo! and the major mobile app stores, as important marketing channels. Search engine companies change their natural search engine algorithms periodically, and our ranking in natural searches may be adversely affected by those changes, as has occurred from time to time. Search engine companies may also determine that we are not in compliance with their guidelines and consequently penalize us in their algorithms as a result. If search engines change or penalize us with their algorithms, terms of service, display and featuring of search results, or if competition increases for advertisements, we may be unable to cost effectively drive consumers to our websites and apps.

Our relationships with our marketing providers are not long-term in nature and do not require any specific performance commitments. In addition, many of the parties with whom we have online advertising arrangements provide advertising services to other companies, including retailers with whom we compete. As competition for online advertising has increased, the cost for some of these services has also increased. A significant increase in the cost of the marketing providers upon which we rely could adversely impact our ability to attract consumers cost effectively and harm our business, results of operations, financial condition and prospects.

Our failure to address risks associated with payment methods, credit card fraud and other consumer fraud, or our failure to control any such fraud, could damage our reputation and brand and may cause our business and results of operations to suffer.

Under current credit card practices, we are liable for fraudulent activity on the majority of our credit and debit card transactions because we do not obtain a cardholder’s signature nor use strong authentication (such as Verified by Visa) on all transactions. We do not currently carry insurance against this risk. We face the risk of significant losses from this type of fraud as our net sales increase and as we continue to expand globally. Our failure to adequately control fraudulent credit card transactions could damage our reputation and brand and substantially harm our business, results of operations, financial condition, prospects and our ability to accept payments.

We also accept payment for many of our sales through credit and debit card transactions, which are handled through third-party payment processors. As a result, we are subject to a number of risks related to credit and debit card payments, including that we, and the luxury sellers with whom we partner, pay interchange and other fees, which may increase over time and could require us or our luxury sellers to either increase the prices we charge for our products or absorb an increase in our costs and expenses. For example, Visa has recently introduced an additional fee that applies specifically to marketplaces, and other payment processors may do the same in the future. Our utilization of such payment processing tools may be impacted by factors outside of our control, including disruptions in the payment processing industry generally. The United States or other governments may also take administrative, legislative, or regulatory action that could materially interfere with our ability to offer certain payment methods or to conduct our business in particular jurisdictions.  For example, in January 2021 President Trump invoked his constitutional and statutory powers to issue executive orders that prohibited transactions with certain Chinese companies, including payment processors. We cannot predict what actions the United States or other governments, including China, may take, or what restrictions these governments may impose, that will affect our ability to process payments or to conduct our business in particular jurisdictions. In addition, as part of the payment processing process, our consumers’ credit and debit card information is transmitted to our third-party payment processors. We may also be subject to lawsuits or other proceedings for purportedly fraudulent transactions arising out of the actual or alleged theft of our consumers’ credit or debit card information if the security of our third-party credit card payment processors is breached. We and our third-party credit card payment processors are also subject to payment card association operating rules, certification and classification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply without incurring higher fees, diverting resources to regulatory compliance or making changes to our business model. If we or our third-party credit card payment processors fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our consumers in addition to the consequences that could arise from such action or inaction violating applicable privacy, data protection, data security and other laws as outlined above, and there may be an adverse impact on our business, results of operations, financial condition and prospects.

We depend on highly-skilled personnel, including senior management and our technology professionals, and if we are unable to retain or motivate key personnel or hire, retain and motivate qualified personnel, our business could be harmed.

We believe our success has depended, and our future success depends, on the efforts and talents of our senior management, particularly José Neves, our founder and Chief Executive Officer, and all of our highly-skilled team members. Our future success depends on our continuing ability to attract, develop, motivate and retain highly-qualified and skilled employees. Our ability to do so can be impacted by a number of factors. For example, volatility in our share price may impact the attractiveness of our equity compensation package. In particular, our data specialists, software engineers and technology professionals are key to designing, maintaining and improving code and algorithms necessary to our business. In addition, members of our Private Client team have a niche skill-set and cater to some of our most important and highest spending consumers. If members of our Farfetch Private Client team leave Farfetch, they could be difficult to replace, and such departures could impact the ability of Farfetch to retain consumers associated with such Farfetch Private Client team member.

The New Guards management team is responsible for discovering and developing the brands in the New Guards portfolio, and we will continue to rely on their expertise to drive the expansion of the portfolio. Certain designers and creators, including Virgil Abloh, the founder and Creative Director of Off-White, are critical to the success of the brands within the New Guards portfolio, and their departure could have a significant impact on the creative direction of the relevant brand which could have a significant impact on such brand and New Guards’ business.

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

Our business and financial performance could be adversely affected by unfavorable changes in or interpretations of existing laws, rules and regulations or the promulgation of new laws, rules and regulations applicable to us and our businesses, including those relating to the internet and e-commerce, including geo-blocking and other geographically based restrictions, internet advertising and price display, consumer protection, anti-corruption, antitrust and competition, economic and trade sanctions, tax, banking, data security, network and information systems security, data protection and privacy, platform regulation, including the regulation of providing goods online, marketplace liability for counterfeit or damaged goods and any litigation resulting therefrom. As a result, regulatory authorities could prevent or temporarily suspend us from carrying on some or all of our activities or otherwise penalize us if our practices were found not to comply with applicable regulatory or licensing requirements or any binding interpretation of such requirements. Regulatory reform of the digital economy (including online marketplaces), for example, is expected to increase obligations on how online marketplaces can operate and provide services to their business users in the European Union. This regulation, when passed, could adversely affect our business, results of operations, financial condition and prospects.  Unfavorable changes or interpretations could decrease demand for our services, limit our ability to expand our product and service offerings, limit marketing methods and capabilities, affect our margins, increase costs or subject us to additional liabilities or affect our ability to deliver our growth strategy.

For example, there are, and will likely continue to be, an increasing number of laws and regulations pertaining to the internet, to e-commerce and the regulation of online platforms that may relate to liability for information retrieved from or transmitted over the internet, display of certain taxes and fees, online editorial and consumer-generated content, user privacy, data security, network and information systems security, behavioral targeting and online advertising, taxation, liability for third-party activities and the quality of services. For example, an aspect of the Revised Payment Service Directive came into force, which (following an implementation period of eighteen to twenty-four months) will require an additional level of consumer authentication for certain transactions involving parties in the European Union completed on our Marketplaces. This additional authentication may deter consumers from completing transactions online, which may affect our business. Furthermore, the growth and development of e-commerce may prompt calls for more stringent consumer protection laws and more aggressive enforcement efforts, which may impose additional burdens on online businesses generally. Additionally, changes in government trade policy, including the imposition of tariffs, export restrictions, or other limitations on commerce, may adversely and materially affect our ability to offer certain payment methods or to conduct our business in particular jurisdictions.

Likewise, the SEC, the U.S. Department of Justice, the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”), the U.S. Department of State, as well as other regulatory authorities continue to enforce economic and trade regulations and anti-corruption laws, as applicable, across industries. U.S. economic and trade sanctions relate to transactions with designated countries and territories, which currently include Cuba, Iran, North Korea, Syria and the Crimea region of Ukraine (“Crimea”) as well as specially-targeted individuals and entities that are identified on U.S. and other government blacklists, and those 50% or more owned, individually or in the aggregate, by them or those acting on their behalf. Anti-corruption laws, including the U.S. Foreign Corrupt Practices Act (“FCPA”) and the UK Bribery Act (“Bribery Act”), generally prohibit direct or indirect corrupt payments to government officials (and, under certain laws, to private persons) to obtain or retain business or an improper business advantage. Some of our international operations are conducted in parts of the world where it is more common to engage in business practices that may be prohibited by these laws.

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

As we expand our operations in existing and new jurisdictions internationally, we will need to increase the scope of our compliance programs to adequately address risks relating to applicable economic and trade sanctions, the FCPA, the Bribery Act and other anti-bribery and anti-corruption laws. Further, the promulgation of new laws, rules and regulations, or the new interpretation of existing laws, rules and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which we or our luxury sellers conduct business, could require us to change certain aspects of our business, operations and commercial relationships to ensure compliance, which could decrease demand for services, reduce revenue, increase costs or subject us to additional liabilities.

The increasing impact of and focus on social, environmental and sustainability matters could increase our costs, harm our reputation and adversely affect our financial results.

There has been increased focus, including by consumers, investors, employees and other stakeholders, as well as by governmental and non-governmental organizations, on social, environmental and sustainability matters (including that we and our suppliers are subject to increased costs arising from the effects of climate change, greenhouse gases and diminishing energy and water resources) generally and with regard to the fashion industry specifically. From time to time, we announce certain initiatives, including goals, regarding our focus areas, which include environmental and sustainability matters, responsible sourcing, social investments and inclusion and diversity. Any failure by us to meet our commitments with regard to environmental, sustainability, responsible sourcing, social, and inclusion and diversity matters could negatively affect our brand, the demand for our products, and, therefore, our financial condition and prospects. Our reputation could be damaged if we, our suppliers, and other parties in our supply chain do not (or are perceived not to) act responsibly regarding social, environmental and sustainability standards or if we fail to appropriately respond to concerns raised by our consumers, investors and other interested persons, which could have a material adverse effect on our business, financial condition and results of operations. The costs to achieving our environmental, sustainability, responsible sourcing, social, and inclusion and diversity goals, the increased costs in our supply chain in relation to environmental, sustainability, responsible sourcing, social, and inclusion and diversity matters, and the costs or potential impact from business decisions informed by environmental, sustainability, responsible sourcing, social, and inclusion and diversity matters could have a material adverse effect on our business and financial condition. In addition, standards regarding environmental, sustainability, responsible sourcing, social, and inclusion and diversity matters could develop and become more onerous both for us and the parties in our supply chain, which could also result in costs that have a material adverse effect on our business and financial condition.

We are subject to customs and international trade laws that could require us to modify our current business practices and incur increased costs or could result in a delay in getting products through customs and port operations, which may limit our growth and cause us to suffer reputational damage.

Our business is conducted worldwide, with goods imported from and exported to a substantial number of countries. The vast majority of products sold on our Marketplaces are shipped internationally. We are subject to numerous regulations, including customs and international trade laws, that govern the importation and sale of luxury goods. Our ability to grow our operations globally may be adversely affected by any circumstances that reduce or hinder cross-border trade. For example, the shipping of goods cross-border typically involves complex customs and duty inspections and is dependent on national carrier systems. If jurisdictions become increasingly fragmented by tariffs and customs that increase the cost or complexity of cross-border trade, our business could be adversely impacted.

Our consumers in certain countries, such as China and Russia, are also subject to limitations and regulations governing the import of luxury goods. In addition, we face risks associated with trade protection laws, policies and measures and other regulatory requirements affecting trade and investment, including loss or modification of exemptions for taxes and tariffs, imposition of new tariffs and duties and import and export licensing requirements in the countries in which we operate. This is particularly the case with respect to China, as tariffs and extended trade negotiations between the United States and China have led to increased costs and continued uncertainty in trade relations. Further, the United Kingdom’s exit from the European Union has resulted in, and may result in additional, restrictions, regulations or other non-tariff barriers to trade as a result, in part, of a divergence in the United Kingdom and the European Union’s respective regulatory regimes, in each case concerning our cross-border operations between the United Kingdom and European Union. There is also a concern that the imposition of additional tariffs by the United States could result in the adoption of tariffs or trade restrictions by other countries (or by the European Union) as well, that may affect the movement of our goods, or potentially lead to a global trade war. Our failure to comply with import or export rules and restrictions or to properly classify items under tariff regulations and pay the appropriate duties could expose us to fines and penalties. If these laws or regulations were to change or were violated by our management, employees, or our luxury sellers, we could experience delays in the shipments of our goods, be subject to fines or penalties, or suffer reputational harm, which could reduce demand for our services and negatively impact our results of operations.

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

We operate in a number of jurisdictions and intend to continue to expand our global presence, including in emerging markets. We face complex, dynamic and varied risk landscapes in the markets in which we operate. As we enter countries and markets that are new to us, we must tailor our services and business model to the unique circumstances of such countries and markets, which can be complex, difficult, costly and divert management and personnel resources. In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with global operations in general. Laws and business practices that favor local competitors or prohibit or limit foreign ownership of certain businesses or our failure to adapt our practices, systems, processes and business models effectively to the consumer and supplier preferences of each country into which we expand, could slow our growth. Certain markets in which we operate have, or certain new markets in which we may operate in the future may have, lower margins than our more mature markets, which could have a negative impact on our overall margins as our revenue from these markets grows over time. Additionally, our operations in certain countries may be adversely affected by the COVID-19 pandemic, which can trigger government mandated shutdowns, heightened restrictions and other measures to minimize the spread of COVID-19. These heightened restrictions have been adopted at the country, state and local level and differ in the various regions in which we operate, which could make complying with such restrictions complex.

In addition to the risks outlined elsewhere in this section, our global operations are subject to a number of other risks, including:

•	currency exchange restrictions or costs and exchange rate fluctuations;
•	exposure to local economic or political instability, threatened or actual acts of terrorism and security concerns;
•

compliance with various laws and regulatory requirements relating to anti-corruption, antitrust or competition, economic sanctions, data content, data protection and privacy, consumer protection, employment and labor laws, health and safety, and advertising and promotions;

•	differences, inconsistent interpretations and changes in various laws and regulations, including international, national, state and provincial and local tax laws;
•	weak or uncertain protection and enforcement of our contractual and intellectual property rights;
•	preferences by local populations for local providers;
•

slow adoption of the internet and mobile devices as advertising, broadcast and commerce mediums and the lack of appropriate infrastructure to support widespread internet and mobile device usage in those markets;

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

We are subject to scrutiny by various government agencies, including competition authorities. Some jurisdictions also provide private rights of action for competitors, consumers or business users to assert claims of anti-competitive conduct or breach of law. Other companies or government agencies have in the past and may in the future allege that our actions violate the antitrust or competition laws of the European Union, individual member states or other countries or otherwise constitute unfair competition. We do not control the pricing strategies of our luxury sellers (other than Browns, Stadium Goods’ first-party sales and the New Guards portfolio of brands when sold direct-to-consumer via our Marketplaces), and such pricing strategies may be subject to challenges from various government agencies including competition authorities. An increasing number of governments, including China and the member states of the European Union, are regulating competition law activities, including increased scrutiny of the way in which digital marketplaces operate and provide services to their business users. Our business partnerships or agreements or arrangements with customers or other companies could give rise to regulatory action or antitrust litigation. Regulators may perceive our business so broadly that otherwise uncontroversial business practices could be deemed anticompetitive such as retailer commitments to list their inventory with us and not on competing platforms, which was the subject of a complaint to the European Commission in July 2017. The Commission closed the file after our response but similar complaints may be filed in the future. Certain competition authorities have conducted market studies of our industries. Such claims and investigations, even if without foundation, may be very expensive to defend, involve negative publicity and substantial diversion of management time and effort and could result in significant judgments against us or require us to change our business practices.

Fluctuations in exchange rates may adversely affect our results of operations.

Our financial information is presented in U.S. dollars, which differs from the underlying functional currencies of certain of our subsidiaries (including, following the New Guards acquisition, an increased exposure to the euro), exposing us to foreign exchange translation risk on consolidation. This risk is currently not hedged and therefore our results of operations have in the past, and will in the future, fluctuate due to movements in exchange rates when currencies are translated into U.S. dollars. Macroeconomic factors, including geopolitical uncertainty and the COVID-19 pandemic, could lead to increased volatility in the currency markets, which would exacerbate such fluctuations. At a subsidiary level we are exposed to transactional foreign exchange risk because we earn revenues and incur expenses in a number of different foreign currencies relative to the relevant subsidiary’s functional currency, mainly the pound sterling and the euro. Movements in exchange rates therefore impact our subsidiaries and thus, our consolidated results and cash flows. We hedge a portion of our core transactional exposures using forward foreign exchange contracts and foreign exchange option contracts; however, we are exposed to fluctuations in exchange rates on the unhedged portion of the exposures that could harm our business, results of operations, financial condition and prospects. In addition, as our operational and financial forecasts drive our hedging program, should our results of operations differ materially from those forecasts, our hedging program may not be sufficient to adequately mitigate the exposure to currency risk across a given period.

Our consumer concentration may materially adversely affect our financial condition and results of operations.

For the year ended December 31, 2020, the top 1% of our consumers accounted for approximately 27.2% of our Digital Platform GMV. Accordingly, our revenue, financial condition or results of operations may be unduly affected by fluctuations in the buying patterns of these consumers. If we were to lose the business of some or all of these consumers, it could materially adversely affect our business, results of operations, financial condition and prospects.

We may not accurately forecast income and appropriately plan our expenses.

We base our current and future expense levels on our operating forecasts and estimates of future income. Income and operating results are difficult to forecast because they generally depend on the volume and timing of the orders we receive, which are uncertain, especially in light of the COVID-19 pandemic, and our business is affected by general economic and business conditions around the world. A softening in income, whether caused by changes in consumer preferences or a weakening in global economies, may result in decreased revenue levels, and we may be unable to adjust our spending in a timely manner to compensate for any unexpected shortfall in income. Similarly our expense levels may be impacted by external factors which are uncertain, including cost of carriers, duty costs or fuel surcharges which may lead to variations in our planned levels of expenditure. This inability could cause our (loss)/income after tax in a given quarter to be (higher)/lower than expected. Further, our operating results may be impacted by changes in (losses)/gains on items held at fair value and by fluctuations in our share price, which we are unable to forecast. We also make certain assumptions when forecasting the amount of expense we expect related to our share based payments, which includes the expected volatility of our share price, the expected life of share options granted and the expected rate of share option forfeitures. These assumptions are partly based on historical results. If actual results differ from our estimates, our net income in a given quarter may be lower than expected.

Our operating results are subject to seasonal and quarterly variations in our revenue and operating income, and as a result, our quarterly results may fluctuate and could be below expectations.

Our business is seasonal and historically, we have realized a disproportionate amount of our revenue and earnings for the year in the fourth quarter as a result of the holiday season and seasonal promotions, and we expect this to continue in the future, while our Brand Platform operates to a wholesale cycle which typically sees higher levels of sales in the first quarter and third quarter of the year. If we experience lower than expected revenue during any fourth quarter, it may have a disproportionately large impact on our operating results and financial condition for that year. Any factors that harm our fourth quarter operating results, including disruptions in our brands’ or retailers’ supply chains or unfavorable economic conditions, including as a result of the COVID-19 pandemic, could have a disproportionate effect on our results of operations for our entire fiscal year.

In anticipation of increased sales activity during the fourth quarter, we may incur significant additional expenses, including additional marketing and additional staffing in our customer support operations. In addition, we may experience an increase in our net shipping costs due to complimentary upgrades, split-shipments, and additional long-zone shipments necessary to ensure timely delivery for the holiday season. At peak periods, there could also be further delays by our luxury sellers in processing orders, which could leave us unable to fulfill consumer orders due to “no stock,” or in packaging a consumer’s order once received, which could lead to lower consumer satisfaction. In the future, our seasonal sales patterns may become more pronounced, may strain our personnel and production activities and may cause a shortfall in net sales as compared with expenses in a given period, which could substantially harm our business, results of operations, financial condition and prospects.

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

We are involved in and may pursue additional strategic relationships. We may have limited control over such relationships, and these relationships may not provide the anticipated benefits.

We are involved in various strategic relationships, including with Alibaba, Richemont and the Chalhoub Group (all of which are also involved in the sale of luxury goods) to enable or enhance access to geographic markets such as China and the Middle East. For example, under our strategic partnership with Alibaba and Richemont, our shopping channel is available on Alibaba’s e-commerce platform, which is intended to provide us access to Alibaba’s consumers, increase our potential addressable market and give us enhanced access to the China market. On completion of the joint venture, Alibaba and Richemont will have an initial combined 25% equity stake in our joint venture, Farfetch China. We also may pursue and enter into strategic relationships in the future. Such relationships involve risks, including but not limited to: maintaining good working relationships with the other party; any economic or business interests of the other party that are inconsistent with ours; the other party’s failure to fund its share of capital for operations or to fulfill its other commitments, including providing accurate and timely accounting and financial information to us, which could negatively impact our operating results; loss of key personnel; actions taken by our strategic partners that may not be compliant with applicable rules, regulations and laws; reputational concerns regarding our partners or our leadership; bankruptcy, requiring us to assume all risks and capital requirements related to the relationship, and the related bankruptcy proceedings could have an adverse impact on the relationship; and any actions arising out of the relationship that may result in reputational harm or legal exposure to us. Further, certain of these relationships in the past have not delivered; and current and future such relationships may not deliver the benefits that were originally anticipated. Any of these factors may have a material adverse effect on our business, results of operations, financial condition and prospects.

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

We also may not achieve the anticipated benefits from any acquired business, joint venture or collaboration due to a number of factors, including:

•

unanticipated costs or liabilities associated with the acquisition, joint venture or collaboration, including unasserted claims or assessments that we failed or were unable to identify costs or liabilities arising from the acquired companies’ or counterparty’s failure to comply with intellectual property laws, laws governing the regulation of online platforms and licensing obligations to which they are subject;

•	incurrence of acquisition or deal-related costs;
•	synergies attributable to the acquisition may vary from expectations;
•	diversion of management’s attention from other business concerns;
•	regulatory uncertainties;
•	harm to our existing business relationships with our luxury sellers as a result of the acquisition;
•	harm to our brand and reputation, including as a result of actions of our collaborators;
•	the potential loss of key employees;
•	use of resources that are needed in other parts of our business;
•	failure to realize anticipated synergies in the timeframe or in the full amount expected; and
•	use of substantial portions of our available cash to consummate the acquisition.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process. Acquisitions also could result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. For example, half of the consideration we paid in 2019 in connection with the New Guards acquisition was paid in the form of shares, resulting in our issuance of 27.5 million Class A ordinary shares or 9% of the Class A ordinary shares outstanding immediately prior to the acquisition. In addition, if an acquired business fails to meet our expectations, this may have a material adverse effect on our business, results of operations, financial condition and prospects.

If we are unable to successfully launch and monetize new and innovative technology, our growth and profitability could be adversely affected.

We are constantly developing new and innovative strategies, initiatives and technologies, such as our Store of the Future technologies which form a part of our LNR initiative. Our ability to bring a product to market in a timely manner or at all, our ability to monetize these technologies and other new business lines in a timely manner and operate them profitably and our ability to leverage these technologies to drive customer engagement, depends on a number of factors, many of which are beyond our control, including:

•	our ability to develop fast enough to meet the changing needs and expectations of consumers;
•

our ability to manage the financial and operational aspects of developing and launching new technology, including making appropriate investments in our software systems, information technologies and operational infrastructure;

•	our ability to secure required governmental permits and approvals;
•	the level of commitment and interest from our actual and potential third-party innovators;
•	the ability of our technology and platform to adapt and scale quickly to support and deliver on innovation;
•	our ability to maintain our market position in the face of increased adoption of open innovation strategies and luxury startup-focused M&A activity by our competitors;
•

competition for certain products, including products from Chinese technology companies, and our competitors’ (including our existing luxury sellers who may launch competing technologies) development and implementation of similar or better technology;

•	our ability to effectively secure intellectual property rights to protect our technology and brands and to manage any third-party challenges to the intellectual property that underpins our technology;
•	our ability to continue to comply with applicable laws and regulations, including new laws and regulations relating to the operation of our technologies and platforms;
•	our ability to collect, combine and leverage data about our consumers collected online and through our new technology in compliance with data protection laws; and

•	general economic and business conditions affecting consumer confidence and spending, including the impact of the COVID-19 pandemic, and the overall strength of our business.

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

Governmental control of currency conversion may limit our ability to utilize our cash balances effectively in the future.

We are subject to governmental regulation of currency conversion and transfers, which may particularly affect our subsidiaries in certain jurisdictions. For example, the Chinese government imposes controls on the convertibility of the Renminbi (“RMB”) into other currencies and, in certain cases, the remittance of currency out of China. Our revenue is partially derived from sales to consumers in China and earnings from our Chinese operations, and substantially all of our revenue from such sales is denominated in RMB. Shortages in the availability of foreign currency may restrict the ability of our Chinese operations to remit sufficient foreign currency to pay dividends or to make other payments to us, or otherwise to satisfy their foreign currency-denominated obligations. Under existing Chinese foreign exchange regulations, payments of current account items, including dividend payments, interest payments, payments under service agreements or sales of goods and purchase agreements, as well as expenditures from trade-related transactions, can be made in foreign currencies without prior approval from China’s State Administration of Foreign Exchange (“SAFE”) by complying with certain procedural requirements. However, for any Chinese company, dividends can be declared and paid only out of the retained earnings of that company under Chinese law. Under Chinese laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends, loans or advances.

Furthermore, approval from SAFE or its local branch is required for conversion of RMB into other currencies and remitted out of China to pay capital expenses, such as the repayment of loans denominated in other currencies. Without a prior approval from SAFE, cash generated from our operations in China may not be used to pay off debt in a currency other than the RMB owed by entities within China to entities outside China, or to make other capital expenditures outside China in a currency other than the RMB.

Application of existing tax laws, rules or regulations are subject to interpretation by tax authorities.

The application of the tax laws of various jurisdictions to our international business activities is subject to interpretation. The tax authorities of the jurisdictions in which we operate may challenge our methodologies for valuing developed technology or intercompany arrangements, including our transfer pricing, or determine that the manner in which we operate our business does not result in the expected tax consequences, which could increase our worldwide effective tax rate and adversely affect our financial position and results of operations.

Significant judgment and estimation is required in determining our worldwide tax liabilities. In the ordinary course of our business, there are transactions and calculations, including intercompany transactions, royalty payments and cross-jurisdictional transfer pricing, for which the ultimate tax determination is uncertain or otherwise subject to interpretation. Tax authorities in any of the countries in which we operate may disagree with our intercompany charges, including the amount of, or basis for, such charges, withholding taxes, cross-jurisdictional transfer pricing, indirect tax liabilities and reclaims or other matters such as the allocation of certain interest expenses and other tax items, and may assess additional taxes.

As we operate in numerous tax jurisdictions, the application of tax laws can be subject to diverging and sometimes conflicting interpretations by the tax authorities of these jurisdictions. It is not uncommon for tax authorities in different countries to have conflicting views, for instance, with respect to, among other things, whether a permanent establishment exists in a particular jurisdiction, the manner in which the arm’s length standard is applied for transfer pricing purposes, or with respect to the valuation of intellectual property. For example, if the tax authority in one country where we operate were to reallocate income from another country where we operate, and the tax authority in the second country did not agree with the reallocation asserted by the first country, we could become subject to tax on the same income in both countries, resulting in double taxation. If tax authorities were to allocate income to a higher tax jurisdiction, subject our income to double taxation or assess interest and penalties, it could increase our tax liability, which could adversely affect our financial position and results of operations.

Although we believe our tax estimates and methodologies are reasonable, a tax authority’s final determination in the event of a tax audit could materially differ from our historical corporate income tax provisions and accruals and/or indirect tax and customs duty liabilities and claims, in which case we may be subject to additional tax liabilities, possibly including interest and penalties, which could have a material adverse effect on our cash flows, results of operations, financial condition and prospects. Furthermore, tax authorities have become more aggressive in their interpretation and enforcement of such laws, rules and regulations over time, as governments are increasingly focused on ways to increase revenues. This has contributed to an increase in audit activity and more stringent approaches by tax authorities. As such, additional taxes or other assessments may be in excess of our current tax reserves or may require us to modify our business practices to reduce our exposure to additional taxes going forward, any of which may have a material adverse effect on our business, results of operations, financial condition and prospects.

This risk and the likelihood of a more aggressive approach by tax authorities may be exacerbated by the COVID-19 pandemic. Across the globe, governments have responded to the COVID-19 pandemic with large public expenditures; and governments may be considering plans to increase their collection of revenues through a more stringent approach to the taxation of digital businesses.

Amendments to existing tax laws, rules or regulations or enactment of new unfavorable tax laws, rules or regulations could have an adverse effect on our business and financial performance.

Many of the underlying laws, rules or regulations imposing taxes and other obligations were established before the growth of the internet and e-commerce. Tax authorities in non-U.S. jurisdictions and at the U.S. federal, state and local levels are currently reviewing the appropriate treatment of companies engaged in internet commerce and are considering changes to existing tax or other laws that could result in income, consumption, use or other taxes relating to our activities, and/or impose obligations on us to collect such taxes.

The OECD/G20 Inclusive Framework on Base Erosion and Profit Sharing (“BEPS”) adopted a Programme of Work to Develop a Consensus Solution to the Tax Challenges arising from the Digitalization of the Economy in May 2019 (the Programme of Work) (OECD, 2019), which was approved by the G20 finance ministers and leaders at their meetings in June 2019. The purpose of the Programme of Work was to develop international corporate tax reform proposals, building on two pillars: Pillar One involves revised profit allocation and nexus rules to reallocate taxing rights to market jurisdictions; and Pillar Two involves rules to ensure a minimum level of effective taxation to address remaining BEPS concerns. Finally, other reporting obligations have been enacted that may impact the Group’s processes, such as new mandatory automatic exchange of information rules for digital platforms, country-by-country reporting and mandatory disclosure rules.

OECD Pillar One and Pillar Two and Digital Services Tax

On October 9, 2020, the OECD/G20 Inclusive Framework finalized a package consisting of a cover statement and the reports on the blueprints of Pillar One and Pillar Two for public release. The Pillar One and Pillar Two proposals would introduce significant changes to the international tax rules, affecting global investment and impacting the incentives faced by Multinational Groups of Entities (“MNE”) and governments.

Amount A of Pillar One, which is aimed to address solutions for the taxation of digital businesses on revenue streams where there is a market presence including an online presence, involves the creation of a new tax right and the reallocation to market jurisdictions of a share of residual profit determined at the MNE group level, based on a formulaic approach. Pillar Two addresses remaining BEPS challenges and is designed to ensure that large international businesses pay a minimum level of tax regardless of where they are headquartered or the jurisdictions in which they operate. Without prejudging the final design and parameter choices, which are still the subject of discussions among members of the Inclusive Framework on BEPS, the structural changes embedded in these new rules could have substantial direct and indirect effects on global investment and economic output.

The inputs from the consultation documents released in October 2020 continue to inform the ongoing work of the OECD/G20 Inclusive Framework, which has also agreed to continue working to resolve the remaining issues. The OECD has collected written comments from stakeholders regarding the Pillar One and Pillar Two proposals, and held virtual public consultation meetings in mid-January 2021.

The member jurisdictions of the Inclusive Framework have agreed to keep working to address the remaining issues with a view to bringing the process to a successful conclusion by the middle of 2021, however, the effective implementation date of these new rules remains uncertain. While these discussions are ongoing, and a consensus was not reached by the end of 2020 at the OECD level, a number of jurisdictions enacted unilateral digital services taxes or similar taxes, namely Italy, the United Kingdom, France, Turkey, India, Kenya, Hungary, Austria, among others, and other nations such as Spain and Canada have set dates for the provisions to be introduced. Based on the current law and information released by the local tax authorities, we were subject to the Italian Digital Service Tax (“DST”) in the year ended December 31, 2020, as well as to India’s equalization levy. DST is levied at a 2%-3% rate (depending on the country), based on a proportion of our Marketplace revenue, as determined by the number of Marketplace transactions and the location of the buyer and seller. For India, the levy is broader and due on all amounts collected from Indian tax residents.

Such unilateral decisions have resulted in political debate as well as discussions regarding the lack of guidance from tax authorities as to the scope and calculation of the tax that have led or could lead to a deferral, amendment or even withdrawal of the provisions implemented. Those unilateral measures are likely to be abandoned once OECD agreement is reached, which, as mentioned above, is not expected to occur in 2021.

In 2020, the U.S. Trade Representative launched a "Section 301" investigation into whether certain DSTs are unreasonable or discriminatory; and whether they burden or restrict commerce in the United States. We are incurring the full cost of the new DSTs in 2020, which is reflected in the audited consolidated financial statements included elsewhere in this Annual Report. However, in 2021, we anticipate that the costs arising from DSTs will be partially shared with the brands and boutiques for which we intermediate operations in those countries.

In light of the changing regulatory environment, there could be different interpretations of these laws. We take a conservative approach to tax issues and consult with specialist external advisors. We cannot, however, anticipate the likelihood, timing or impact of any new regulations, guidance, laws or interpretations of such regulations, guidance or laws. If such tax or other laws, rules or regulations were amended, or if new unfavorable laws, rules or regulations were enacted, the new legislation could increase our tax payments or other obligations, prospectively or retrospectively, subject us to interest and penalties, decrease the demand for our services if we passed on such additional costs to the consumer, result in increased costs to update or expand our technical or administrative infrastructure, or effectively limit the scope of our business activities if we decided not to conduct business in particular jurisdictions. As a result, these changes may have a material adverse effect on our business, results of operations, financial condition and prospects.

New Mandatory Automatic Exchange of Information Rules for Digital Platforms

In a meeting on December 1, 2020, the Economic and Financial Affairs Council of the European Union (“ECOFIN”) discussed the proposal for an amendment to the Directive on Administrative Cooperation in the Field of Taxation (the “DAC”), on which agreement was reached at technical level. The amendment (“DAC7”) will allow member states' tax authorities to collect and automatically exchange information on income earned by sellers on digital platforms beginning in 2023.

Operators falling within the scope of DAC7 will be required to collect and verify in-line with due diligence procedures information from sellers/providers on their online platform. Subsequently, certain information will be reported to the sellers/providers and to the relevant tax authority. Such information includes, inter alia, an overview of amounts paid to sellers from the reportable activities and platform fees and commissions incurred.

It is expected that DAC7 will be formally adopted in the first half of 2021. Once adopted, member states of the European Union will be required to publish any domestic law, regulation, and administrative provisions necessary to comply with the directive by December 31, 2022, and such rules will apply beginning in 2023.

We are taking the necessary steps to prepare our information systems to comply with the rules anticipated to take effect in 2023. Any penalty for non-compliance will be determined by the member state and is not possible to accurately anticipate at this time; but any such penalty and its costs of implementation could negatively impact our profitability.

Others

In addition, various governments and intergovernmental organizations could introduce proposals for tax legislation, or adopt tax laws, particularly with regards to online marketplaces, that may have a significant adverse effect on our worldwide effective tax rate, or increase our tax liabilities, the carrying value of deferred tax assets, or our deferred tax liabilities. The OECD continuously monitors key areas of action and publishes reports and guidance on implementation of the BEPS recommendations. Multiple jurisdictions, including some of the countries in which we operate, have implemented recommended changes aimed at addressing perceived issues within their respective tax systems that may lead to reduced tax liabilities among multinational companies. However, other jurisdictions in which we operate or do business could react to the BEPS initiative or their own concerns by enacting tax legislation that could adversely affect us through increasing our tax liabilities.

Tax Cuts and Jobs Act

In December 2017, the United States enacted significant changes to the U.S. tax system (the “Tax Cuts and Jobs Act”). Among other changes, the Tax Cuts and Jobs Act reduced the marginal U.S. corporate income tax rate from 35% to 21%, limited the deduction for net business interest expense, shifted the United States toward a territorial tax system, imposed a one-time tax on accumulated offshore earnings held in cash and illiquid assets, and imposed new taxes to stem the erosion of the U.S. federal income tax base. The U.S. Treasury Department and the U.S. Internal Revenue Service (“IRS”) have issued and are expected to continue to provide guidance on the implementation of the Tax Cuts and Jobs Act. Based on our evaluation of the Tax Cuts and Jobs Act, we do not expect these changes to have an adverse impact on our business. However, we cannot be certain that additional guidance regarding or changes to other U.S. tax laws, rules or regulations will not have a future adverse effect on our business or results of operations.

Changes in U.S. tax legislation, regulation and government policy as a result of the 2020 U.S. presidential and congressional elections may impact our future financial position and results of operations.

The recent presidential and congressional elections in the United States could result in significant changes in, and uncertainty with respect to, tax legislation, regulation and government policy directly affecting our business or indirectly affecting us because of impacts on our consumers and suppliers. In particular, the U.S. government could enact significant changes to the taxation of business entities. These changes could include, among others, a permanent increase in the corporate income tax rate and imposition of minimum taxes or surtaxes on certain types of income. No specific legislation has been proposed at this time and the likelihood of these changes being enacted or implemented is unclear. We are currently unable to predict whether such changes will occur and, if so, the ultimate impact on our business. To the extent that such changes have a negative impact on us, our suppliers or our consumers, including as a result of related uncertainty, these changes may materially and adversely impact our business, financial condition, results of operations and cash flow.

The application of a value added tax (or similar taxes) and the impact of managing our business model transition to a commissionaire structure could adversely affect our business and results of operations.

The application of a value added tax (or similar taxes such as a sales and use tax, provincial tax, or goods and services tax), business tax and gross receipt tax, to our business and to our luxury sellers is a complex and evolving issue. Significant judgment is required to evaluate applicable tax obligations. As a result, amounts recorded may be subject to adjustments by the relevant tax authorities. In many cases, the ultimate tax determination is uncertain because it is not clear how new and existing statutes might apply to our business or to the businesses of our luxury sellers. A number of jurisdictions globally have introduced (or are considering the introduction of) additional reporting, record-keeping or value added tax (or similar taxes) calculation, collection and remittance obligations on businesses like ours that facilitate or perform e-commerce. Such requirements could require us or our luxury sellers to incur substantial costs in order to comply, including costs associated with legal advice, local compliance, tax calculation, collection, remittance and audit requirements, which could make selling in such markets less attractive and could adversely affect our business.

For example, in certain jurisdictions, rules have already been introduced to hold the online facilitator of sales of goods and services jointly and severally liable for any under or non-accounted value added tax (or similar taxes) by the sellers. Such joint and several liability provisions may significantly impact our business where our luxury sellers have not complied with the local provisions. In addition, new rules for retail and e-commerce sales are being introduced. For example, across the European Union beginning in July 2021, online marketplaces will in certain situations (where certain thresholds are met) be deemed to be the supplier of goods for value added tax purposes, which will require them to collect and pay a value added tax on sales via their platform. Further, in the United States, states are able to tax their residents on remote sales. Following the U.S. Supreme Court’s decision in 2018 in South Dakota v. Wayfair, a U.S. state may require by way of economic nexus laws an online retailer to collect sales taxes imposed by that state, even if the retailer has no physical presence in that state, thus permitting a wider enforcement of such sales tax collection requirements against non-U.S. companies that have historically not been responsible for state or local tax collection unless they had physical presence in the U.S. customer’s state. We have historically operated under a “natural de-coupling structure,” meaning that our business model currently involves a supply, which is the sale of goods to end consumers, by our luxury sellers, and then a separate supply by us comprising the shipping of those goods to the end consumers. However, the courts in the United Kingdom are currently considering the effectiveness of such a structure from an indirect tax viewpoint and referrals were made to the European Court of Justice. The European Commission also approved changes to the EU VAT Directive to expand the scope of distance selling. If this leads to a change in tax authorities’ approach or a change in interpretation of current legislation, we could be assessed additional amounts of value added tax.

Given the current complexities for online marketplaces, inconsistencies in interpretation and implementation of local tax rules and the impact of a non-recoverable value added tax on returned goods, we are transitioning our business model to one in which we will act as an “undisclosed agent” or “commissionaire” of our luxury sellers. Under this model, for the purposes of calculating value added tax, our end consumers will contract with and be invoiced by us and there will be a supply by us to the end consumer of goods and other related services, although the legal sale of goods will continue to be between our luxury sellers and the end consumer. Such a transition is intended to simplify and provide greater certainty to our value added tax accounting position without materially increasing our overall value added tax liabilities.

Our ability to achieve our business and financial objectives is subject to risks and uncertainties. Implementing our business model requires a considerable investment of technical, financial and legal resources. If we are unable to successfully establish our business model, our business, results of operations, financial condition and prospects could be negatively impacted.

We may be subject to general litigation, regulatory disputes and government inquiries.

As a growing company with expanding operations, we have in the past faced and may in the future increasingly face the risk of claims, lawsuits, government investigations, and other proceedings involving competition and antitrust, intellectual and other proprietary rights and property, privacy, consumer protection, accessibility claims (including those relating to our compliance with the Americans with Disabilities Act of 1990), securities, tax, labor and employment, commercial disputes, services and other matters. The number and significance of these disputes and inquiries have increased as the political and regulatory landscape changes, and as we have grown larger and expanded in scope and geographic reach, and our services have increased in complexity. See Item 8. “Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Arbitration Proceedings” of this Annual Report.

We cannot predict the outcome of such disputes and inquiries with certainty. Regardless of the outcome, these matters can have an adverse impact on us because of legal costs, diversion of management resources, and other factors. Determining reserves for any litigation is a complex and fact-intensive process that is subject to judgment calls. It is possible that a resolution of one or more such proceedings could require us to make substantial payments to satisfy judgments, fines or penalties or to settle claims or proceedings, any of which could harm our business. These proceedings could also result in reputational harm, criminal sanctions, consent decrees or orders preventing us from offering certain products, or services, or requiring a change in our business practices in costly ways or requiring development of non-infringing or otherwise altered products or technologies. Litigation and other claims and regulatory proceedings against us could result in unexpected expenses and liabilities, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

The profitability of our Browns, Stadium Goods and New Guards businesses depends on our ability to manage inventory levels and, if not managed successfully, our business and results of operations could be adversely affected.

Browns and Stadium Goods purchase merchandise wholesale which they then sell via our Marketplaces or in-store. In addition, New Guards produces merchandise which it then sells via our Marketplaces, its brands’ websites or to retailers. As a result, our profitability depends on our ability to manage these businesses’ inventory levels and respond to shifts in consumer demand patterns. Overestimating consumer demand for merchandise may result in Browns, Stadium Goods or New Guards holding unsold inventory, which would likely result in the need to rely on markdowns or promotional sales to dispose of excess inventory, which could have an adverse effect on our gross margins and results of operations. Conversely, if Browns, Stadium Goods or New Guards underestimate consumer demand for merchandise that could lead to inventory shortages, lost sales opportunities or negative consumer experiences that could adversely affect consumer relationships and our ability to grow in the future. In the event that New Guards’ business, which was primarily wholesale focused prior to the acquisition, significantly grows its e-concession and direct-to-consumer business, this may result in substantially increasing its exposure to such inventory risks having only had limited prior experience managing such risks. The COVID-19 pandemic may increase the complexity of forecasting consumer demand and/or impact our ability to source inventory to meet demand, both of which could adversely affect our operations.

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

As a result of the COVID-19 pandemic, at certain points in 2020 we temporarily closed our Browns, Stadium Goods and New Guards retail stores, and may have to do so again as the pandemic develops and related government orders require or we determine it necessary that we close our brick-and-mortar stores. Many of our luxury sellers temporarily closed their retail stores, warehouses and/or distribution centers in 2020, some without a firm date on when they will reopen, and those who have reopened may be required to close again. Any delays in deliveries of merchandise due to production shutdowns or other distribution disruptions caused by the pandemic could impact our inventory levels.

If any of our inventory management systems were to fail, or if our physical inventory is inaccurate for any reason, we may not derive the expected sales and profitability of our Browns, Stadium Goods or New Guards businesses, or we may incur increased costs relative to our current expectations which could adversely affect our business, financial condition, results of operations and prospects.

The United Kingdom’s withdrawal from the European Union and, in particular, the implementation of the TCA, or any ancillary arrangements, may have a negative effect on global economic conditions, financial markets and our business.

We are a multinational company headquartered in the United Kingdom with worldwide operations, including significant business operations in the European Union. Following a national referendum and enactment of legislation by the government of the United Kingdom (“Brexit”), the United Kingdom formally withdrew from the European Union on January 31, 2020 and entered into a transition period. On December 24, 2020, the United Kingdom and the European Union announced that they had concluded their negotiations relating to the future trading relationship between the parties. The agreed terms are contained in the TCA, which became binding on both the European Union and the United Kingdom on January 1, 2021.

While agreement on the terms of the TCA avoided a “no deal” Brexit scenario, and provides in principle for quota-and tariff-free trading of goods, it is nevertheless expected that the TCA will result in the creation of non-tariff barriers (such as increased shipping and regulatory costs and complexities) to the trade in goods between the United Kingdom and the European Union. Further, the TCA does not provide for the continued free movement of services between the United Kingdom and the European Union. The full impact of such arrangements, on both our existing processes and our ability to adjust our business and operations to operate successfully in the United Kingdom and the European Union, as well as more broadly on UK-EU cross-border trade, are expected to become clearer over the course of 2021. In particular, it remains to be seen whether the initial implementation of, and adjustment of UK-EU trading processes for, the TCA could disrupt or otherwise negatively impact our business and operations.

Any resulting restrictions on the movement of goods or services could have a material adverse effect on our operations. For example, we may need to alter the geographic locations of, or jurisdiction of entities responsible for, certain fulfilment, delivery and warehouse services to adjust to the new legal and regulatory landscape resulting from the implementation of the TCA, which would require time and resources and could negatively affect our business. To meet these potential increased regulatory complexities, we will make use of a new third-party operated fulfilment warehouse in continental Europe, but we may not be successful in adequately integrating such warehouse into our business. These increased regulatory complexities related to the import and export of products or changes in item pricing may impact consumer experience, result in increased costs and have a material adverse effect on our business and results of operations.

The TCA also grants each of the United Kingdom and the European Union the ability, in certain circumstances, to unilaterally impose tariffs on one another. In the event of such an imposition, any additional tariffs may have a material adverse impact on us as well as the stability of UK-EU trade more generally. Any uncertainty as to UK or EU government policy and, in particular, whether any such policy may result in the imposition of reciprocal tariffs, may depress economic activity or have an adverse impact on our business and operations. Consumer activity may be further depressed should costs of purchasing goods increase for consumers in the United Kingdom or European Union as a result of Brexit; for example due to higher interchange or other fees levied by payment processors.

In addition, the TCA has imposed additional restrictions on the free movement of people between the United Kingdom and the European Union, which could have a material adverse effect on us, since we compete in these jurisdictions for well qualified employees in all aspects of our business, including software engineers and other technology professionals. Any impact on our ability to attract new employees and to retain existing employees in their current jurisdictions could decrease our competitiveness and have a material adverse effect on our business and results of operations.

The relationship between the United Kingdom and the European Union in relation to transfers of personal data from the European Union to the United Kingdom is not fully settled by the TCA. Instead, the TCA establishes a four- to six-month grace period during which transfers of personal data from the European Union to the United Kingdom can continue without additional safeguards, provided that the United Kingdom maintains its pre-TCA data protection laws. If the European Commission adopts a UK adequacy decision during the grace period, organizations can rely on that adequacy decision for EU to UK personal data transfers but, if no UK adequacy decision is adopted, the United Kingdom will be considered a third country for personal data transfers at the end of the grace period and we will be required to implement additional safeguards – some of which are currently being scrutinized or challenged – which could lead to additional costs and increase our overall risk exposure.

We are subject to trade and economic sanctions and export laws that may govern or restrict our business, and we may be subject to fines or other penalties for non-compliance with those laws.

We are subject to U.S. laws and regulations that may govern or restrict our business and activities in certain countries and with certain persons, including trade and economic sanctions regulations administered by OFAC and the Export Administration Regulations administered by the U.S. Commerce Department’s Bureau of Industry and Security (“BIS”). In December 2014, the United States announced a near complete embargo on exports of items from the United States to Crimea. In March 2018, we determined that certain products purchased on the Farfetch

Marketplace were shipped to addresses associated with Crimea. On April 27, 2018, we submitted an initial voluntary self-disclosure regarding these shipments to OFAC and BIS, and on October 24, 2018 we submitted our final voluntary self-disclosure report (“Final Disclosure”) outlining the results of our review of this matter. As described in the Final Disclosure, we determined that three products purchased on the Farfetch Marketplace from our luxury sellers in the United States were shipped to parties whose addresses are associated with Crimea and that on one occasion, a retailer on the Farfetch Marketplace outside the United States shipped what appeared to be a U.S.-origin product to an address associated with Crimea. The combined value of the four shipments at issue in the Final Disclosure was $391.24. Since March 2018, we have put in place measures designed to prevent the fulfilment of orders associated with addresses in Crimea and these measures are described in the Final Disclosure. Both agencies closed the matter without assessing a monetary penalty. BIS issued a Warning Letter dated February 25, 2019, and OFAC issued a Cautionary Letter dated March 27, 2019. If, in the future, we are found to be in violation of U.S. sanctions or export control laws, it could result in fines and penalties for us, which could be substantial. Moreover, notwithstanding the safeguards we have put in place to ensure compliance with U.S. sanctions or export control laws, we cannot be certain that these safeguards will be effective in all cases. In the future, additional U.S. trade and economic sanctions regulations, enacted due to geopolitics or otherwise, could restrict our ability to generate revenue in certain other countries, such as Russia, which could adversely affect our business.

General economic factors, natural disasters, pandemics or other unexpected events may adversely affect our business, financial performance and results of operations.

Our business, financial performance and results of operations depend significantly on worldwide macroeconomic conditions and their impact on consumer spending. Luxury products are discretionary purchases for consumers. Recessionary economic cycles, higher interest rates, volatile fuel and energy costs, inflation, levels of unemployment, conditions in the residential real estate and mortgage markets, access to credit, consumer debt levels, unsettled financial markets and other economic factors that may affect consumer spending or buying habits could materially and adversely affect demand for our products. In addition, volatility in the financial markets has had and may continue to have a negative impact on consumer spending patterns. A reduction in consumer spending or disposable income may affect us more significantly than companies in other industries and companies with a more diversified product offering. In addition, negative national or global economic conditions may materially and adversely affect our suppliers’ financial performance, liquidity and access to capital. This may affect their ability to maintain their inventories, production levels and/or product quality and could cause them to raise prices, lower production levels or cease their operations.

Economic factors such as increased commodity prices, shipping costs, inflation, higher costs of labor, insurance and healthcare, and changes in or interpretations of other laws, regulations and taxes may also increase our cost of sales and our selling, general and administrative expenses, and otherwise adversely affect our financial condition and results of operations. Any significant increases in costs may affect our business disproportionately compared to our competitors. Changes in trade policies, increases in tariffs and the imposition of retaliatory tariffs, including those implemented by the United States, China and Europe, may have a material adverse effect on global economic conditions and the stability of global financial markets and may reduce international trade. Natural disasters and other adverse weather and climate conditions, public health crises, political crises, such as terrorist attacks, war, political instability, labor or trade disputes or other unexpected events, could disrupt our operations, internet or mobile networks or the operations of one or more of our third-party service providers. For example, the vast majority of our production processes take place at our facility in Guimarães, Portugal. If any such disaster were to impact this facility, our operations would be disrupted.

In addition, rising global average temperatures due to increased concentrations of carbon dioxide and other greenhouse gases in the atmosphere are causing significant changes in weather patterns around the globe and an increase in the frequency and severity of natural disasters. Changes in weather patterns and the increased frequency, intensity and duration of extreme weather events (e.g., floods, droughts and severe storms) could, among other things, disrupt our logistics operations and our ability to source and distribute products in a timely manner, impact the operation of our New Guards business’ supply chain, disrupt our brick-and-mortar retail operations, increase our product costs and impact the types of fashion products that consumers purchase. As a result, the effects of climate change could have short-and long-term impacts on our business and operations.

We sell certain merchandise via third-party platforms, and our inability to access consumers via these platforms could adversely affect our business.

We sell certain merchandise via third-party platforms. We are subject to, and must comply with, such platforms’ respective terms and conditions for merchants and their terms of service for consumer rights protection. Such third-party platforms retain the right to remove our merchandise from their platform or halt our sales on their platform if they believe we have violated their terms and conditions, the law or the intellectual property rights of other parties, including, but not limited to, allegations that any goods we offer for sale are counterfeit. Such platforms can halt sales or remove our merchandise at their complete discretion irrespective of the validity of any claims made against us. Should such third-party platforms exercise such discretion in a market where we are substantially reliant on the relevant platform it could negatively impact our business and results of operations in that market, which could have a material adverse effect on our business, results of operations, financial condition and prospects. Further, should such third-party platforms’ actions become public it could impact our business and could substantially harm our reputation and adversely impact our efforts to develop our brands, irrespective of the validity of the claims.

We may be subject to claims that items listed on our website, or their descriptions, are counterfeit, infringing or illegal.

We occasionally receive communications alleging that items listed on our Marketplaces infringe third-party copyrights, trademarks or other proprietary rights. We have intellectual property complaint and take-down procedures in place to address these communications. We follow these procedures to review complaints and relevant facts to determine the appropriate action, which may include removal of the item from our website and, in certain cases, discontinuing our relationship with a retailer, brand or other seller who repeatedly violates our policies. However, such procedures may be subject to error or enforcement failures, may not be adequately staffed and may not be enough for us to avoid liability under applicable laws and regulations. We also may be subject to erroneous or fraudulent demands to remove content, and actions we take based on such demands could negatively impact our relationships with our luxury sellers who were affected. Our success as an online luxury retailer depends on our ability to accurately and cost-effectively determine whether an item offered for sale or submitted for a return is an authentic product. While we have invested heavily in our authentication processes and we reject any merchandise we believe to be counterfeit, we cannot be certain that we will identify every counterfeit item delivered or returned to us. As the sophistication of counterfeiters increases, it may be increasingly difficult to identify counterfeit products. The sale or return of any counterfeit goods may damage our reputation as a trusted online luxury retailer, which may adversely affect our reputation, customer acceptance and relationships with brand partners.

The legal framework in this area is developing and could move towards an increase in the scope of direct liability for online platforms and e-commerce marketplaces such as ours. In particular, we may be subject to civil or criminal liability for activities carried out, including products listed, by our luxury sellers on our platform. While we aim to remain informed of the latest legal developments and review our procedures accordingly, those procedures may not effectively reduce or eliminate our liability.

Regardless of the validity of any claims made against us, we may incur significant costs and efforts to defend against or settle them and such claims could lead to negative publicity and damage to our reputation. If a governmental authority determines that we have aided and abetted the infringement on or sale of counterfeit goods, we could face regulatory, civil or criminal penalties. For example, in China, listing untrue or inconsistent product description or information, including the listing of counterfeit goods, is considered “false advertising” under the PRC Advertising Law, subject to an administrative fine up to RMB 1 million. Furthermore, consumers in China who purchase items on our Marketplaces based on any alleged untrue or inconsistent product description or information may bring a “fraud” claim against us, and should they be successful they would be entitled to three times the price of the item as penalty compensation.

Successful claims by third-party rights owners could require us to pay substantial damages or refrain from permitting any further listing of the relevant items (or similar items from the same source). These types of claims could force us to modify our business practices, which could affect our revenue, increase our costs or make our Marketplaces less user friendly. Moreover, public perception that counterfeit or other unauthorized items are common on our Marketplaces, even if factually incorrect, could result in negative publicity and damage to our reputation.

If our luxury sellers experience any recalls, product liability claims, or government, customer or consumer concerns about product safety with respect to products sold on our Marketplaces, our reputation and sales could be harmed.

Our luxury sellers, including the brands in the New Guards portfolio, are subject to regulation by the U.S. Consumer Product Safety Commission and similar state and international regulatory authorities, and their products sold on our platform could be subject to involuntary recalls and other actions by these authorities. Concerns about product safety, including concerns about the safety of products manufactured in developing countries, could lead our luxury sellers to recall selected products sold on our Marketplaces. Recalls and government, customer or consumer concerns about product safety could harm our reputation and reduce sales, either of which could have a material adverse effect on our business, results of operations, financial condition and prospects. If any New Guards product becomes subject to a recall or government, customer or consumer safety concerns, we could experience significant adverse effects or reputational harm, face product liability litigation and governmental investigations and incur costs associated with any remediation actions.

Risks Relating to our Intellectual Property

Assertions by third-parties of infringement or misappropriation by us of their intellectual property rights or confidential know how could result in significant costs and substantially harm our business and results of operations.

Third parties have asserted, and may in the future assert, that we (including New Guards and the brands in its portfolio) have infringed or misappropriated their trademarks, copyrights, confidential know how, trade secrets, patents or other intellectual property or proprietary rights. Intellectual property disputes can be costly to defend and may cause our business, operating results and financial condition to suffer. As the global digital luxury market expands, the risk increases that there may be patents granted to third-parties that relate to our products and technology of which we are not aware or that we must challenge to continue our operations as currently contemplated. Whether merited or not, we may face allegations that we or our partners have infringed or otherwise violated the patents, trademarks, copyrights or other intellectual property rights of third-parties. Such claims may be made by competitors seeking to obtain a competitive advantage or by other parties. We may also face allegations that our employees have misappropriated the intellectual property or proprietary rights of their former employers or other third-parties. It may be necessary for us to initiate litigation to defend ourselves in order to determine the scope, enforceability and validity of third-party intellectual property or proprietary rights, or to establish our respective rights. Regardless of whether claims that we are infringing patents or other intellectual property rights have merit, such claims can be time-consuming, divert management’s attention and financial resources and can be costly to evaluate and defend. Results of any such claims or litigation are difficult to predict and may require us to stop using our products or technology, obtain licenses, modify our services and technology while we develop non-infringing substitutes or incur substantial damages, settlement costs or face a temporary or permanent injunction prohibiting us from marketing or providing the affected products and services. We may also have to redesign our products or services so they do not infringe third-party intellectual property or proprietary rights, which may not be possible or may require substantial monetary expenditures and time, during which our technology and products may not be available for commercialization or use.

We cannot predict whether any such assertions or claims arising from such assertions will substantially harm our business and results of operations, whether or not they are successful. If we are forced to defend against any infringement or other claims relating to the trademarks, copyright, confidential know how, trade secrets, patents or other intellectual property or proprietary rights of third-parties, whether they are with or without merit or are determined in our favor, we may face costly litigation or diversion of technical and management personnel. Furthermore, the outcome of a dispute may be that we would need to cease use of some portion of our technology, develop non-infringing technology, recall or modify infringing merchandise, pay damages, costs or monetary settlements or enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may be unavailable on terms acceptable to us, or at all. Any such assertions or litigation could materially adversely affect our business, results of operations, financial condition and prospects.

In 2008 and 2009, a party related to Farfetch founder José Neves (the “Related Party”) executed two agreements (the “KH Licenses”) purporting to license certain know how (the “Know How”) from the Related Party to two third-party LLPs (the “LLPs”). The Know How was a high level explanation of the Farfetch platform and business model. The 2008 KH License expired in April 2018, and the 2009 KH License expired in April 2019. The KH Licenses did not include a license of any software code. The LLPs granted intra-group sub-licenses of the collective Know How under the KH Licenses, which was then further sub-licensed under two direct “Product and Development and Marketing Support Agreements” with Farfetch in 2008 and 2009, respectively (the “Direct Agreements”), in order for Farfetch to, among other services, develop the code, website architecture and brand that comprised the original Farfetch offering (the “Developed IP”). Under the terms of the Direct Agreements, the third party, rather than Farfetch, owned the Developed IP. In 2011, the licensing structure was amended and the intra-group sub-licenses from the LLPs were superseded by licenses of the Know How granted by each of the LLPs to Mr. Neves, who licensed such Know How (by way of a sub-sub-license) to Farfetch. Finally, in 2011, the Direct Agreements were terminated, and the Developed IP was assigned from the third-party group to Farfetch. In 2013, the Related Party executed a “Declaration regarding copyrights and intellectual property rights” (the “Declaration”), which declared that, among other things, between the period November 16, 1996 to February 27, 2010, the Related Party had not created any works or done anything which could originate intellectual property rights (defined to include know how) in connection with any of the entities in the original license chain (including Farfetch); any unknown intellectual property generated by the Related Party and used, licensed or in any other way exploited by those entities (including Farfetch) was transferred in full to Mr. Neves; and the Related Party agreed that any intellectual property in use by the above entities that were to become recognized by a court as belonging to the Related Party would be transferred to Mr. Neves for €500. On April 29, 2014, Mr. Neves assigned all of his intellectual property rights and know how (including that obtained under the Declaration) to Farfetch.com. While seemingly conclusive, it is possible that the Declaration could be challenged. Although we do not expect our right to use the Know How to be successfully challenged, any such challenge could give rise to: (1) temporary injunctive relief which could restrict the use of such Know How by Farfetch and therefore operations of our business; (2) reputational damage; and/or (3) damages payable by Farfetch to the Related Party for any period of unauthorized use of the Know How following expiry of the KH Licenses, any of which could have a material adverse effect on our business, results of operations, financial condition and prospects.

Our use of open source software may pose particular risks to our proprietary software and systems.

We use open source software in our proprietary software and systems and will use open source software in the future. The licenses applicable to our use of open source software may require that source code that is developed using open source software be made available to the public and that any modifications or derivative works to certain open source software continue to be licensed under open source licenses. From time to time, we may face claims from third-parties claiming infringement of their intellectual property rights, or demanding the release or license of the open source software or derivative works that we developed using such software (which could include our proprietary source code) or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to purchase a costly license, publicly release the affected portions of our source code, be limited in or cease using the implicated software unless and until we can re-engineer such software to avoid infringement or change the use of, or remove, the implicated open source software. In addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties, indemnities or other contractual protections with respect to the software (for example, non-infringement or functionality). Our use of open source software may also present additional security risks because the source code for open source software is publicly available, which may make it easier for hackers and other third-parties to determine how to breach our website and systems that rely on open source software. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have a material adverse effect on our business, results of operations, financial condition and prospects.

Failure to adequately protect, maintain or enforce our intellectual property rights could substantially harm our business and results of operations.

We rely on a combination of trademark, copyright, confidential information, trade secrets and patent law, and contractual restrictions to protect our intellectual property and other proprietary information. The protection offered by these has its limitations. Despite our efforts to protect and enforce our proprietary rights and information, unauthorized parties have used, and may in the future use, our trademarks or similar trademarks, including those of the brands in the New Guards portfolio (including in the form of counterfeit goods), copy aspects of our website images, features, compilation and functionality or obtain and use information that we consider as proprietary, such as the technology used to operate our website or our content.

We do not have comprehensive registered protection for all of our brands, including the brands in the New Guards portfolio, in all jurisdictions around the world. There is no guarantee that we will be the first to submit trademark applications in all territories and/or classes for our brands and we have in the past experienced professional “trademark squatters” actively registering our brands’ marks before we are able to in certain markets, including China. We cannot guarantee that we will be able to preempt or successfully challenge such bad faith actors doing this in the future, and we may incur costs in challenging their marks or putting in place preventative measures. In addition, there is no guarantee that our pending trademark applications for any brand will proceed to registration, and even those trademarks that are registered could be challenged by a third-party, including by way of revocation or invalidity actions. Our competitors have adopted, and other competitors may adopt, service, business or trading names or brands similar to ours, thereby impeding our ability to build brand identity and possibly diluting our brand or leading to consumer confusion. In addition, there could be potential trade name or trademark ownership or infringement claims brought by owners of other rights, including registered trademarks, in our marks or marks similar to ours, including FARFETCH, BROWNS, STADIUM GOODS and marks relating to brands in the New Guards portfolio and certain intellectual property in China, Macau, Hong Kong and Taiwan relating to the Farfetch word mark. In addition, we license-in, rather than own, certain intellectual property related to certain brands within the New Guards portfolio. Any claims of infringement, brand dilution or consumer confusion related to our brands (including our trademarks) or any failure to renew key license agreements on acceptable terms could damage our reputation and brand identity and substantially harm our business and results of operations.

In addition to our registered trademark protection we have several granted patents in the United Kingdom and in Europe and one design patent in the United States. We also have several published and unpublished patent applications in the United Kingdom, Europe and internationally, for aspects of our proprietary design and technology and we may file further patent applications in the future. There is no guarantee that these will result in issued patents, and even if these proceed to grant, they and our granted patents could be vulnerable to challenge by third-parties, or their claims could be narrowed in scope by the issuing patent office such that they no longer adequately protect our proprietary technology. Further, we may decide not to pursue a patent application for an innovation due to the high costs, diversion of management time, and publication of the underlying innovation that arises from an application. The loss of our material intellectual property as a result of any claims or challenges, or the natural expiry of our intellectual property registrations, could have a material adverse effect on our business, results of operations, financial condition and prospects.

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

We rely on multiple software programmers (as employees or independent consultants) to design our proprietary technologies, designers (as employees or independent consultants) to create the products sold by the New Guards portfolio of brands and photographers (as employees or independent consultants) to capture the products sold on our platform. Although we make every effort to ensure appropriate and comprehensive assignment or license terms are included in the contracts with such third-parties, we cannot guarantee that we own or are properly licensed to use all of the intellectual property in such software or images. If we do not have, or lose our ability to use, such software, products or images, we could incur significant additional expense to remove such assets from our platform or re-engineer a portion of our technologies.

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

We may be required to protect our intellectual property in an increasing number of jurisdictions, a process that is expensive and may not be successful, or which we may not pursue in every location. In addition, effective intellectual property protection may not be available to us in every country, and the laws of some jurisdictions may not adequately protect our intellectual property rights. Additional uncertainty may result from changes to intellectual property legislation, and from interpretations of intellectual property laws by applicable courts and agencies. Accordingly, despite our efforts, we may be unable to obtain and maintain the intellectual property rights necessary to provide us with a competitive advantage. Our failure to obtain, maintain and enforce our intellectual property rights could therefore have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to our New Guards Business

Our New Guards business is dependent on its production, inventory management and fulfilment processes and systems, which could adversely affect its business if not successfully executed.

New Guards relies on various processes and systems for merchandise planning, inventory management, procurement, allocation and fulfilment capabilities. If any such systems were to fail or experience disruptions, including as a result of the COVID-19 pandemic, we may not derive the expected benefits to New Guards’ sales and profitability or may incur increased costs relative to our current expectations, which could adversely affect our business, financial condition, results of operations and prospects. See “Risks Relating to our Business and Industry—The profitability of our Browns, Stadium Goods and New Guards businesses depends on our ability to manage inventory levels and, if not managed successfully, our business and results of operations could be adversely affected.”

Our New Guards business relies on contract manufacturing of its products. Our inability to secure production sources meeting our quality, cost, working conditions and other requirements, or failures by our contract manufacturers to perform, could harm our business and reputation.

In the year ended December 31, 2020, New Guards sourced all of its products from independent contract manufacturers who purchase fabric and make its products and may also provide design and development services. As a result, New Guards must locate and secure production capacity. We depend on contract manufacturers to maintain adequate financial resources, including access to sufficient credit, secure a sufficient supply of raw materials, and maintain sufficient development and manufacturing capacity in line with our asset light production model and in an environment characterized by continuing cost pressure and demands for product innovation and speed-to-market. In addition, we currently do not have any material long-term contracts with any of New Guards’ contract manufacturers. Significant difficulties or failures to perform by our contract manufacturers, including as a result of the COVID-19 pandemic, could cause delays in product shipments or otherwise negatively affect our results of operations. As of December 31, 2020, New Guards had relationships with 111 manufacturers in four countries (Italy, Portugal, Indonesia and China). If we decide to consolidate our production in the future, we could incur additional costs and increase our reliance on a smaller number of contract manufacturers.

Using contract manufacturers means we incur certain costs. Depending on the particular contract manufacturer, we may be responsible for paying the customs duties when shipping merchandise from its location of manufacture. Further, the prices we pay our contract manufacturers for our products are dependent in part on the market price for raw materials used to produce them, primarily cotton. The price and availability of raw materials may fluctuate substantially depending on a variety of factors, including demand, acreage devoted to cotton crops and crop yields, weather, supply conditions, transportation costs, energy prices, work stoppages, due to the COVID-19 pandemic or otherwise, government regulation and policy, economic conditions, market speculation and other unpredictable factors. Any and all of these factors may be exacerbated by global climate change.

A contract manufacturer’s failure to ship products to us in a timely manner or to meet our quality standards, or interference with our ability to receive shipments due to factors such as port or transportation conditions, security incidents or as a result of the COVID-19 pandemic or related responsive measures, could cause us to miss the delivery date requirements of our consumers on the Farfetch Marketplace or our retail and wholesale customers on our Brand Platform. Failing to make timely deliveries may cause our consumers or customers to cancel orders, refuse to accept deliveries, impose non-compliance charges, demand reduced prices, or reduce future orders, any of which could harm our sales and margins. If we need to replace any contract manufacturer, we may be unable to locate additional contract manufacturers on terms that are acceptable to us, or at all, or we may be unable to locate additional contract manufacturers with sufficient capacity to meet our requirements or to fill our orders in a timely manner.

We require contract manufacturers to meet our standards in terms of working conditions, environmental protection, raw materials, facility safety, security and other matters before we are willing to conduct business with them. As such, we may not be able to obtain the lowest-cost production. We may also encounter delays in production and added costs as a result of the time it takes to train our contract manufacturers in our methods, products and quality control standards. In addition, the labor and business practices of apparel manufacturers and their suppliers have received increased attention from the media, non-governmental organizations, consumers and governmental agencies in recent years. Failures by our contract manufacturers or their suppliers or subcontractors to adhere to labor or other laws, appropriate labor or business practices, safety, structural or environmental standards, and the potential litigation, negative publicity and political pressure relating to any of these events, could harm our business and reputation.

New Guards may not be successful in discovering, promoting and sustaining the reputation of its brands.

New Guards is known for the brands in its portfolio, and the reputation of such brands relies on the quality and exclusiveness of its products, their distribution networks, as well as the promotional and marketing strategies applied. Products or marketing strategies not in-line with brand image objectives, inappropriate behavior by brand ambassadors, New Guards’ employees, distributors or suppliers, or detrimental information circulating in the media may endanger the reputation of such brands and may adversely impact sales.

The growth of our New Guards business depends in part on our ability to discover, attract and acquire new brands for its portfolio. Our ability to do so depends on our ability to identify the right designers, creators and brands with potential and offer them a compelling proposition, including attractive commercial terms, when New Guards acquires existing brands or their intellectual property assets.

The majority of New Guards’ sales are from carefully selected third-party distributors. The reputation of New Guards’ brands’ products thus rests in part on compliance by all distributors with such brands’ requirements in terms of their approach to the handling and presentation of products, marketing and communications policies and with respect to brand image. New Guards’, or third-party distributors’, failure to provide consumers with high-quality products and high-quality consumer experiences for any reason could substantially harm the reputation of its brands, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

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

New Guards licenses, rather than owns, certain intellectual property related to certain brands within its brand portfolio, and such licenses generally include expiry dates and termination provisions. For example, New Guards’

license of the trademarks of the Off-White brand, which accounted for a majority of our Brand Platform GMV in the year ended December 31, 2020, expires in 2035 and includes a right for either party to opt out of the agreement effective as of January 1, 2026 subject to notice provisions. The agreement is also subject to standard termination rights related to unremedied material breaches of the license agreement and insolvency events.

Any failure to maintain or renew key license agreements on acceptable terms could damage our reputation and brand identity and could have a material adverse effect on our business, results of operations, financial condition and prospects.

Our New Guards business may be unable to maintain or increase sales through physical distribution channels.

Revenue attributable to our Brand Platform, which accounted for 23% of our total revenue in the year ended December 31, 2020, is primarily derived from wholesale distribution of brands in the New Guards portfolio to carefully selected third-party distributors. We may be unable to maintain or increase sales of New Guards’ brands’ merchandise through these distribution channels for several reasons, including the following:

•	we may be unable to maintain the popularity of the brands in the New Guards portfolio or discover, attract and acquire new popular brands;
•	the distributors may change their apparel strategies in a way that shifts focus away from luxury streetwear and related categories or away from New Guards’ brands’ typical consumers; or
•

the distributors, including retailers, may experience competitive pressure, a decrease in orders, financial difficulties or bankruptcy as a result of the COVID-19 pandemic or the secular shift of consumers’ luxury fashion purchases to other channels, such as e-commerce sites (including the Farfetch Marketplace); or

•	the distributors may experience disruptions, delays, shutdowns or other difficulties as a result of the COVID-19 pandemic and related response measures.

In addition, decisions we make with regard to our distribution strategy may impact our ability to retain or gain new distributors. For example, we intend to continue to reduce wholesale distribution of brands in the New Guards portfolio and restrict the geographic distribution by other online retailers, as we move to favor our own direct-to-consumer channels, which could impact our relationship with existing or future distributors.

If New Guards is unable to maintain or increase sales through its customary wholesale distribution channels, it could have a material adverse effect on our business, results of operations, financial condition and prospects.

Risks Relating to our Retail Stores

The operation of retail stores subjects us to numerous risks, some of which are beyond our control.

As of December 31, 2020, Browns operated two retail stores in London, Stadium Goods operated two retail stores in New York and Chicago and New Guards operated ten Off-White stores in Rome, Miami, Milan, New York, London, Paris and Las Vegas as well as two Ambush stores in Tokyo, and two Off-White outlets in Bicester and Serraville. In addition, New Guards has over sixty franchised retail stores and four seasonal stores across its various brands; and anticipates opening additional mono-brand stores in the short-to-medium term.

As a result of the COVID-19 pandemic, at certain points in 2020 we temporarily closed our Browns, Stadium Goods and New Guards retail stores, and may have to do so again as the pandemic develops and related government orders require, or we determine it is necessary, that we close our brick-and-mortar stores. For example, following restrictive measures announced by the United Kingdom, we postponed the opening of our relocated Browns flagship boutique in London. In particular, the operating costs of our retail stores could increase, or stores or facilities may be impacted by changes in the real estate market, demographic trends, site competition, dependence on third-party performance or the overall economic environment or may remain closed as a result of the COVID-19 pandemic. In addition, public concern regarding the risk of contracting COVID-19 may itself materially and adversely affect our business, as consumers may be unwilling to visit many of the high-traffic locations in which we operate our stores for fear of being exposed to COVID-19. Reduced international travel stemming from travel restrictions and other measures implemented by governments around the world to reduce the spread of the COVID-19 pandemic could also diminish consumer traffic at our retail locations.

The success of New Guards’ business is dependent on its ability to develop and execute its growth strategies, which include the successful development, opening, franchising and operation of new retail stores for brands in the New Guards portfolio. Successful execution of this strategy, and the success of the retail store operations across our businesses more generally, depends upon a number of factors, including our ability (and in certain cases the ability of the New Guards’ franchisees) to identify suitable sites for new stores, negotiate and execute leases on acceptable terms, construct, furnish and supply a store in a timely and cost effective manner, accurately assess the demographic or retail environment at a given location, hire and train qualified personnel, obtain necessary permits and zoning approvals, integrate new store distribution networks and build consumer awareness and loyalty. Construction, development or refurbishment costs may exceed original estimates due to increases in the cost of materials, labor or other items, and we may experience permitting or construction delays, which may further increase project costs and delay projected sales. These risks may be exacerbated to the extent we engage third-party developers or contractors in connection with such projects or are subject to approvals from regulatory bodies to complete the projects. As each new store represents a significant investment of capital, time and other resources, delays or failures in opening new stores, or achieving lower than expected sales in new stores, could materially and adversely affect our growth and results of operations.

Furthermore, New Guards’ Stadium Goods’ and Browns’ respective growth strategies may involve expansion into additional geographic markets in the future. Additional geographic markets may have different competitive conditions, consumer trends and discretionary spending patterns than the markets in which New Guards, Stadium Goods and Browns currently operate retail stores, which may cause their operations in these markets to be less successful than operations in existing markets.

Leasing real estate exposes us to possible liabilities and losses.

Our Browns, Stadium Goods and New Guards businesses lease retail properties including for existing and under-development retail and consignment spaces. In connection with these properties, we are subject to all of the risks associated with leasing real estate. In particular, the value of the assets could decrease, operating costs could increase, or a store may not be opened as planned due to changes in the real estate market, demographic trends, site competition, dependence on third-party performance, the overall economic environment or may be closed again as a result of the COVID-19 pandemic. Additionally, we are subject to potential liability for environmental conditions, exit costs associated with the disposal of a store and commitments to pay base rent for the entire lease term or operate a store for the duration of an operating covenant.

In addition, we lease office space in fourteen countries and territories, and at considerable cost, that has remained predominantly unoccupied as a result of the COVID-19 pandemic. If we are unable to negotiate changes to the lease agreements on commercially acceptable terms, if at all, we would remain responsible for the lease obligations and incur costs with little benefit to us.

New Guards’ franchise business is subject to certain risks not directly within our control that could impair the value of our brands. New Guards enters into franchise agreements with unaffiliated franchisees to operate various brand stores in Asia, the Middle East, Australia, Canada, Italy and Greece. Under these agreements, third-parties operate, or will operate, stores that sell apparel and related products under various brand names. New Guards may enter into similar agreements in other countries or with regard to other brands in its portfolio in the future. The effect of these arrangements on New Guards’ business and results of operations is uncertain and will depend upon various factors, including the demand for these products in new markets internationally and New Guards’ ability to successfully identify appropriate third parties to act as franchisees, distributors, or in a similar capacity. In addition, certain aspects of these arrangements are not directly within New Guards’ control, such as franchisee financial stability and the ability of these third-parties to meet their projections regarding store locations, store openings, and sales. Other risks that may affect these third-parties include general economic conditions in specific countries or markets, foreign exchange rates, changes in diplomatic and trade relationships, restrictions on the transfer of funds, and political instability. Moreover, while the agreements we have entered into and plan to enter into in the future provide us with certain termination rights, the value of the brands in the New Guards portfolio could be impaired to the extent that these third-parties do not operate their stores in a manner consistent with New Guards’ requirements regarding its brand identities and consumer experience standards. Failure to protect the value of New Guards’ brands, or any other harmful acts or omissions by a franchisee, could have an adverse effect on our results of operations and our reputation.

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

Our Chief Executive Officer, Mr. Neves, has considerable influence over important corporate matters due to his ownership of us. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares are entitled to twenty votes per share, subject to certain exceptions. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or other entity, other than an affiliate of Mr. Neves, such Class B ordinary shares will be automatically and immediately converted into the equal number of Class A ordinary shares. Due to the disparate voting powers associated with our two classes of ordinary shares, Mr. Neves holds approximately 73% of the aggregate voting power of our company. As a result, Mr. Neves has considerable influence over matters such as electing or removing directors, approving any amendments to our Articles and approving material mergers, acquisitions or other business combination transactions. In addition, under our Articles, our Board of Directors will not be able to form a quorum without Mr. Neves for so long as Mr. Neves remains a director. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares of the opportunity to sell their shares at a premium over the prevailing market price.

As a public company, we are required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that, or that are reasonably likely to, materially affect internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

In our Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (the “2019 Annual Report”), we reported three material weaknesses in the design and operation of our internal control over financial reporting that constituted material weaknesses. The control deficiencies resulted from (1) the design and operation of effective controls over information technology systems, including restricting access over those systems, setting up appropriate automated controls, managing system changes and the identification and testing of system generated reports used in the execution of key manual controls; (2) the design and operation of effective controls over the ability of individuals to prepare and post journal entries without independent review; and, (3) insufficient personnel with an appropriate level of accounting knowledge, experience and training in order to review, challenge and conclude on the interpretation of complex accounting matters and on the proposed treatment of significant and unusual transactions. In addition, during the year ended December 31, 2020, we identified a further material weakness within our New Guards business acquired in August 2019, relating to the effective implementation of processes and review procedures and the formal documentation of the execution of key controls. See Item 15. “Controls and Procedures” for additional information.

As further described under Item 15. “Controls and Procedures,” management determined that we had two material weaknesses at December 31, 2020, one relating to the operation of effective controls over information technology systems, including access over those systems, managing system changes and testing of system generated reports used in manual controls (item (1) described above) and another relating to the implementation and documentation of internal control over financial reporting at the New Guards business.

If we are unable to remediate our material weaknesses, our remediation efforts take longer to remedy our material weaknesses, we identify new material weaknesses or we are otherwise unable to implement and maintain effective internal control over financial reporting and effective disclosure controls and procedures and satisfy other requirements as a public company, including the requirements of Section 404 of the Sarbanes-Oxley Act, we may be unable to accurately report our financial results, or report them within the timeframes required by the SEC.

As we continue to evaluate and work to improve our internal control over financial reporting, management may determine to take additional measures, modify the remediation plan described above or identify additional control deficiencies or material weaknesses. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Due to these inherent limitations in control systems, misstatements due to error or fraud may occur and not be detected. We cannot assure you that our remediation plan will be sufficient to prevent future material weaknesses from occurring. There is no assurance that we will not identify additional material weaknesses or deficiencies in our internal control over financial reporting in the future.

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

We report under the Securities Exchange Act of 1934, as amended (“Exchange Act”) as a non‑U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we are subject to Cayman laws and regulations with regard to such matters and intend to furnish quarterly financial information to the SEC, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10‑Q containing unaudited financial and other specified information, although we intend to provide selected quarterly information on Form 6‑K. In addition, foreign private issuers are not required to file their annual report on Form 20‑F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10‑K within seventy-five days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10‑K within sixty days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2021. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we would be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We would also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders would become subject to the short‑swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the New York Stock Exchange (“NYSE”). As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange. These expenses will relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP in the future.

As we are a foreign private issuer and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements.

As a foreign private issuer, we have the option to follow certain home country corporate governance practices rather than those of the NYSE, provided that we disclose the requirements we are not following and describe the home country practices we are following, and we intend to rely on this “foreign private issuer exemption” with regard to certain matters. Specifically, the NYSE rules require, in certain circumstances, shareholder approval for equity compensation plans, material revisions to those plans and equity issuances above specified amounts and/or to specified persons, which is not required under the Cayman Islands law. We intend to follow home country law in determining whether shareholder approval is required. We may in the future elect to follow home country practices with regard to other matters. As a result, our shareholders do not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance standards and shareholder approval requirements. See Item 16G. “Corporate Governance.”

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

Our corporate affairs are governed by our Articles, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under the laws of the Cayman Islands are not as clearly defined as under statutes or judicial precedent in existence in jurisdictions in the United States. Therefore, you may have more difficulty protecting your interests than would shareholders of a corporation incorporated in a jurisdiction in the United States, due to the comparatively less well‑developed Cayman Islands law in this area.

A merger or consolidation may proceed under Cayman Islands law in one of two ways: by a court‑sanctioned scheme of arrangement or by a statutory merger. If a merger is effected by way of a Cayman Islands scheme of arrangement, shareholders who voted at the scheme meeting(s) (convened by way of an order of the Grand Court of the Cayman Islands the (“Grand Court”)) may attend and raise objections at the sanction hearing in respect of the scheme of arrangement, where the Grand Court will consider, amongst other things, whether to sanction the scheme of arrangement including whether the terms and conditions of the proposed scheme of arrangement are fair to all affected shareholders. While shareholders may file an objection to the scheme of arrangement with the Grand Court against the sanctioning of the scheme of arrangement at the sanction hearing, no appraisal or dissenting rights are available to such holders relating to the value of their shares or payment for them in connection with the scheme of arrangement.

If a merger or consolidation is effected under the statutory merger regime, shareholders who dissent from the merger or consolidation will have limited appraisal rights, namely the right to receive payment of the ‘fair value’ of their shares as determined by the Grand Court in accordance with Section 238 of the Companies Act if the merger or consolidation is completed, but only if they deliver, before the vote to authorize and approve the merger or consolidation is taken at a general meeting, a written objection to the merger and subsequently comply with all procedures and requirements of Section 238 of the Companies Act for the exercise of dissenters’ rights. The fair value of each of their shares as determined by the Grand Court under the Companies Act could be more than, the same as, or less than, the per share merger consideration they would receive pursuant to the merger agreement if they do not exercise dissenters’ rights with respect to their shares. Appraisal rights are ordinarily available where the consideration offered under the merger is payable in cash or, in some instances, the unlisted securities of a third party. Shareholders of Cayman Islands exempted companies, such as ours, have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders. Our directors have discretion under our Articles to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

It should be noted that the Cayman Islands law has no legislation specifically dedicated to the rights of investors in securities, and thus no statutorily defined private causes of action to investors in securities such as those found under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act in the United States. Subject to limited exceptions, under Cayman Islands law, a shareholder may not bring a derivative action against the board of directors. Class actions are not recognized in the Cayman Islands, but groups of shareholders with identical interests may bring representative proceedings, which are similar.

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

Our Articles contain provisions that may discourage unsolicited takeover proposals that shareholders may consider to be in their best interests. Our Board may be removed by an ordinary resolution of our shareholders. In addition, Board vacancies may be filled by an affirmative vote of the remaining Board members. In the event of a conversion of the Class B ordinary shares the Board of Directors would be divided into three classes designated as Class I, Class II and Class III, respectively, as determined by the Chairman of our Board at the relevant time, and directors will generally be elected to serve staggered three year terms. These provisions may make it more difficult to remove management.

Our Board has the ability to designate the terms of and issue preferred shares without shareholder approval.

Our Articles contain a prohibition on business combinations with any “interested” shareholder for a period of three years after such person becomes an interested shareholder unless: (1) there is advance approval of our Board; (2) the interested shareholder owns at least 85% of our voting shares at the time the business combination commences; or (3) the combination is approved by shareholders holding at least two‑thirds of the votes attaching to the ordinary shares that are not held by the interested shareholder.

Taken together, these provisions may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our Class A ordinary shares.

There may be difficulties in enforcing foreign judgments against us, our directors or our management.

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

In particular, investors should be aware that there is uncertainty as to whether the courts of the Cayman Islands or any other applicable jurisdictions would recognize and enforce judgments of U.S. courts obtained against us or our directors or our management predicated upon the civil liability provisions of the securities laws of the United States, or any state in the United States or entertain original actions brought in the Cayman Islands or any other applicable jurisdictions against us, our directors or our management that are predicated upon the securities laws of the United States or any state in the United States.

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

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our Class A ordinary shares adversely, our share price and the trading volume of our Class A ordinary shares could decline.

The trading market for our Class A ordinary shares is influenced by the research and reports that industry or securities analysts publish about us, our business, our market or our competitors. If any of the securities or industry analysts who cover us or may cover us in the future change their recommendation regarding our Class A ordinary shares adversely, or provide more favorable relative recommendations about our competitors, the price of our Class A ordinary shares would likely decline. If any securities or industry analyst who covers us or may cover us in the future were to cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or the trading volume of our Class A ordinary shares to decline.

We may be treated as a passive foreign investment company, which could result in material adverse tax consequences for investors in our Class A ordinary shares subject to U.S. federal income tax.

We would be classified as a passive foreign investment company (“PFIC”) for any taxable year if, after the application of certain look‑through rules, either: (1) 75% or more of our gross income for such year is “passive income” as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended (the “Code”), or (2) 50% or more of the value of our assets, determined on the basis of a quarterly average, during such year is attributable to assets that produce or are held for the production of passive income. Based on the currently anticipated market capitalization, and composition of our income, assets and operations, we do not expect to be treated as a PFIC for the taxable year that ended on December 31, 2020, or in the foreseeable future. However, our status as a PFIC in any taxable year requires a factual determination that depends on, among other things, the composition of our income, assets, and activities in each year, and can only be made annually after the close of each taxable year. Therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or for any future taxable year. If we are treated as a PFIC for any taxable year during which a U.S. Holder (as defined in Item 10. “Additional Information – E. U.S. Federal Income Tax Considerations”) holds our Class A ordinary shares, the U.S. Holder may be subject to material adverse tax consequences upon a sale, exchange, or other disposition of our Class A ordinary shares, or upon the receipt of distributions in respect of our Class A ordinary shares. We cannot provide any assurances that we will assist investors in determining whether we or any of our non‑U.S. subsidiaries are a PFIC for any taxable year. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to their investment in our Class A ordinary shares. For further discussion, see Item 10. “Additional Information – E. Taxation-U.S. Federal Income Tax Considerations.”

If a U.S. person is treated as owning at least 10% of our shares, such holder may be subject to adverse U.S. federal income tax consequences.

Depending upon the aggregate value and voting power of our shares that U.S. persons are treated as owning (directly, indirectly, or constructively), we could be treated as a controlled foreign corporation (“CFC”). Additionally, because our group consists of one or more U.S. subsidiaries, certain of our non‑U.S. subsidiaries could be treated as CFCs, regardless of whether or not we are treated as a CFC (although there is currently a pending legislative proposal to significantly limit the application of these rules). If a U.S. person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our shares, such person may be treated as a “U.S. shareholder” with respect to each CFC in our Group (if any), which may subject such person to adverse U.S. federal income tax consequences. Specifically, a U.S. shareholder of a CFC may be required to annually report and include in its U.S. taxable income its pro rata share of each CFC’s “Subpart F income,” “global intangible low‑taxed income” and investments in U.S. property, whether or not we make any distributions of profits or income of a CFC to such U.S. shareholder. If you are treated as a U.S. shareholder of a CFC, failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations with respect to your U.S. federal income tax return for the year for which reporting was due from starting. Additionally, a U.S. shareholder that is an individual would generally be denied certain tax deductions or indirect foreign tax credits that may otherwise be allowable to a U.S. shareholder that is a U.S. corporation. We cannot provide any assurances that we will assist investors in determining whether we or any of our non‑U.S. subsidiaries are treated as CFCs or whether any investor is treated as a U.S. shareholder with respect to any of such CFC, nor do we expect to furnish to any U.S. shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The IRS provided limited guidance on situations in which investors may rely on publicly available alternative information to comply with their reporting and tax paying obligations with respect to foreign-controlled CFCs. U.S. investors should consult their advisors regarding the potential application of these rules to their investment in the Class A ordinary shares.

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

Any agreements evidencing or governing other future indebtedness may contain certain restrictive covenants that could limit our ability to engage in certain activities that are in our best interest.

To service our indebtedness, we require cash, and our ability to generate cash is subject to many factors beyond our control.

Our ability to make payments on and to refinance our existing and any future indebtedness, including our 5.00% convertible senior notes due 2025 (the “February 2020 Notes”), 3.75% convertible senior notes due 2027 (the

“April 2020 Notes”) and 0.00% convertible senior notes due 2030 (the “November 2020 Notes”) (collectively, the “Notes”), and to fund planned capital expenditures will depend on our ability to generate cash in the future. This is subject to, to a certain extent, general economic, financial, competitive, regulatory and other factors that are beyond our control.

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

General Risk Factors

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

These and other factors, many of which are beyond our control, may cause our operating results and the market price and demand for our Class A ordinary shares to fluctuate substantially. Fluctuations in our quarterly operating results could limit or prevent investors from readily selling their Class A ordinary shares and may otherwise negatively affect the market price and liquidity of our Class A ordinary shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the shares. If any of our shareholders bring a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

We have incurred and expect to continue to incur costs as a result of operating as a public company, and our management will be required to continue to devote substantial time to new compliance initiatives and corporate governance practices.

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

We may not pay any cash dividends on our Class A ordinary shares in the future. Any decision to declare and pay dividends in the future will be made at the discretion of our Board and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our Board may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any future outstanding indebtedness we or our subsidiaries incur. Therefore, any return on investment in our Class A ordinary shares is solely dependent upon the appreciation of the price of our Class A ordinary shares on the open market, which may not occur. See Item 8. “Financial Information – A. Consolidated Statements and Other Financial Information-Dividend Policy.”

Item 4. Information on the Company

A. History and Development of the Company

Corporate Information

We were incorporated as Farfetch Limited in the Cayman Islands on May 15, 2018 as an exempted company with limited liability under the Companies Act. Exempted companies are Cayman Islands companies whose operations are conducted mainly outside the Cayman Islands. Our principal executive offices are located at The Bower, 211 Old Street, London EC1V 9NR, United Kingdom. Our telephone number at this address is +44 (0) 20 7549 5400. Prior to our incorporation in the Cayman Islands, we conducted our business through Farfetch.com Limited, incorporated with limited liability under the laws of the Isle of Man with registered number 000657V, and its subsidiaries.

For a discussion of our principal capital expenditures, see Item 5. “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources,” Item 4. “Information on the Company — D. Property, Plant and Equipment” and Note 16 to our audited consolidated financial statements (“Property, plant and equipment”) included elsewhere in this Annual Report.

Our agent for service of process in the United States is CT Corporation, whose address is 111 Eighth Avenue, New York, New York 10011.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers, such as the Company, that file electronically with the SEC at www.sec.gov. Our website address is www.farfetchinvestors.com. The information contained on our website is not incorporated by reference in this Annual Report.

Farfetch China

In November 2020, we announced a partnership with Alibaba and Richemont to make available our luxury shopping channel on Alibaba’s e-commerce platform, Tmall Luxury Pavilion. We refer to the joint venture entity that will conduct our Farfetch Marketplace operations in the China region as “Farfetch China.”  As part of this partnership, on November 17, 2020 we issued to Alibaba and Richemont an aggregate of $600 million ($300 million each) of the November 2020 Notes, and they agreed to invest an aggregate of $500 million ($250 million each) in our Farfetch Marketplace operations in the China region through a combined 25% stake in Farfetch China upon completion. In addition, under certain specified circumstances Alibaba and Richemont will have an option to purchase a further combined 24% of Farfetch China or convert their existing 25% into our Class A ordinary shares, in each case, from the third to the fifth year of the joint venture’s formation. Also under certain specified circumstances, we can require the conversion of Alibaba and Richemont’s joint shareholding in Farfetch China into our Class A ordinary shares, in which case Alibaba and Richemont would retain their right to acquire the aforementioned additional shares in Farfetch China. In addition to the above, from the first to tenth year anniversary of the joint venture’s formation, Alibaba and Richemont will have the further right to convert some or all of their joint shareholding in Farfetch China into our Class A ordinary shares on the occurrence of certain customary events, including without limitation a change of control or an event of default.

In March 2021, we launched our luxury shopping channel on Alibaba’s platform, Tmall Luxury Pavilion. This new channel has the potential to expand the reach of our global luxury platform to approximately 779 million active consumers on Alibaba’s China retail marketplaces, offering luxury brands a multi-brand solution in China through a single integration with Farfetch.

The investments by Alibaba and Richemont in Farfetch China are expected to be completed during the first half of 2021, subject to the satisfaction of customary closing conditions.

Acquisition of New Guards

In August 2019, we completed the acquisition of 100% of the outstanding shares of New Guards Group Holding S.p.A, for total consideration of $704.1 million. New Guards is a platform that uses a single common infrastructure model to incubate and grow emerging talent into highly sought-after brands in our Group. New Guards is the parent company of subsidiaries that either own or are the exclusive licensee of global luxury fashion brands, including Off-White, Heron Preston and Palm Angels. The consideration was split between cash and our Class A ordinary shares. Net of $102.8 million of acquired cash, total consideration paid in 2019 included $256.1 million of cash consideration and 27.5 million of Class A ordinary shares with a value of $345.2 million based on our share price at the acquisition date.

Acquisition of Stadium Goods

In January 2019, we completed the acquisition of 100% of the outstanding equity interests of Stadium Enterprises LLC, which does business as “Stadium Goods,” a premium sneaker and streetwear marketplace, for total consideration of $230.9 million. The consideration was split between $150.2 million of cash and 4.6 million of Class A ordinary shares with a value of $80.7 million based on our share price at the acquisition date. See Note 5 to our audited consolidated financial statements (“Business combinations”) included elsewhere in this Annual Report.

B. Business Overview

Our Mission

Farfetch exists for the love of fashion. We believe in empowering individuality. Our mission is to be the leading global platform for the luxury industry, connecting creators, curators and consumers.

Overview

Farfetch is the leading global platform for the luxury fashion industry.

Founded in 2007 by José Neves and launched in 2008, Farfetch is the largest global online destination for luxury fashion with $3,187 million of GMV and over three million Active Consumers for the year ended December 31, 2020. Our businesses include:

•

The Farfetch Marketplace – the only global luxury marketplace at scale connecting, as of December 31, 2020, consumers in over 190 countries and territories with merchandise in over 50 countries from over 1,300 brands, boutiques and department stores from all over the world, delivering a unique shopping experience and access to the most extensive selection of luxury at a single destination.

•

Farfetch Platform Solutions – our white-label enterprise offering to the luxury industry, which builds and operates e-commerce and technology solutions for luxury brands and retailers, utilizing the proprietary Farfetch platform. FPS also offers our luxury sellers ancillary services, including digital marketing, production and customer service. FPS forms a key part of our LNR initiative, along with the Farfetch Store of the Future.

•

Farfetch Store of the Future – the retail innovation arm of our LNR initiative, which develops and implements technology solutions to support the retail vision of luxury sellers in order to create new luxury experiences by seamlessly connecting the digital and physical realms with the consumer at the center.

•	Browns – an iconic British fashion and luxury goods retailer.

•	Stadium Goods – a premium sneaker and streetwear marketplace and retailer connecting sneakerheads around the world with merchandise from consigners.

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

The Digital Platform segment activities include the Farfetch Marketplace, FPS, BrownsFashion.com, StadiumGoods.com, the Farfetch Store of the Future, and any other online sales channel operated by the Group, including the respective websites of the brands in the New Guards portfolio. It derives its revenues mostly from transactions between sellers and consumers or customers conducted on our dematerialized platforms, and primarily operates a revenue share model where we retain commissions and related income from these transactions. The Digital Platform segment also includes direct-to-consumer sales of owned product, referred to as “first-party sales,” which include “first-party original” product developed by brands in the New Guards portfolio through the Farfetch Marketplace and New Guards’ brands’ owned e-commerce websites, where we retain the full GMV.

The Brand Platform segment is comprised of design, production, brand development and wholesale distribution of brands owned and licensed by New Guards and includes franchised store operations.

The In-Store segment covers the activities of stores we operate, including Browns, Stadium Goods and certain brands in the New Guards portfolio. Revenues are derived from sales made in these physical stores.

We take an omni-channel approach to operating our businesses across the digital and physical realms to serve our mission to connect the world’s creators, curators and consumers, as the leading global platform for the luxury industry, organized as follows:

Our business has grown significantly, as evidenced by the following:

•	As of December 31, 2020, we had 3,024,000 Active Consumers, up 46% since December 31, 2019. As of December 31, 2019, we had 2,068,000, up 50% since December 31, 2018.

•	Our GMV for 2020 was $3,187 million, up 49% over 2019, and was $2,140 million in 2019, up 52% from 2018.

•	Our revenue for 2020 was $1,674 million, up 64% from 2019, and was $1,021 million in 2019, up 69% from 2018.

•	Our Digital Platform Services Revenue for 2020 was $1,033 million, up 47% over 2019, and was $701 million in 2019, up 43% over 2018.

For geographical and segmental revenue, see Note 6 to our audited consolidated financial statements (“Segmental and geographical information”) included elsewhere in this Annual Report.

Seasonality

Our business is seasonal in nature. Historically, our business has realized a disproportionate share of our revenue and earnings for the year in the fourth quarter, attributable primarily to the impact of the year-end holiday season and seasonal promotions. Our Brand Platform segment operates to a wholesale cycle which typically sees higher levels of sales in the first and third quarters of the year.

In 2020, our revenues in the first, second, third and fourth quarters represented 20%, 22%, 26% and 32%, respectively, of our total revenues for the year. This represents a shift from 17%, 20%, 25% and 38%, respectively, in 2019, driven by the annualization of the acquisition of the New Guards business and its full year impact on Brand Platform sales.

As a result of these factors, our financial results for any single quarter or for periods of less than one year are not necessarily indicative of the results that may be achieved for a full fiscal year.

Our Growth Strategies

The key elements of our growth strategies include:

•	Strengthening our luxury partnerships

Adding new luxury sellers and increasing supply from existing ones. We intend to capitalize on luxury brands and retailers’ increasing adoption of online channels, which has accelerated due to the direct and indirect effects of the COVID-19 pandemic. As our new and existing brand partners take actions needed to tilt their distribution strategy away from wholesale towards direct-to-consumer, our strategy includes continuing to evolve our value proposition and focusing on delivering full-price sales to continue to increase the attractiveness of Farfetch’s multi-brand e-concession model. We expect these strategies will result in more brands, boutiques and department stores and new types of retailers joining the Farfetch Marketplace, and expanded breadth and depth of supply from our existing luxury seller base.

Partnering with enterprise customers. We plan to continue to grow our enterprise offerings to luxury brands and retailers as they increasingly prioritize online channels. Beyond supplying product to the Farfetch Marketplace, partnering with Farfetch will also allow brands and retailers to power their own sites, stores and fulfilment operations with our platform and Luxury New Retail proposition. In addition, we will increasingly encourage enterprise customers to utilize the Farfetch platform to launch brand campaigns to our high-intent consumer base via Farfetch Media Solutions, and pursue other marketing opportunities, including launching new concepts or hosting their live-streamed fashion shows and other events on Farfetch channels.

•	Capturing opportunities in China

Attracting the Chinese luxury consumer. Over the next five years, mainland China is expected to become the largest luxury market, and represent more than $100 billion in annual luxury sales by 2025. This represents a significant opportunity for us, and we have invested in people and technology, centrally and locally, to support growth. With mainland China as the second largest market by GMV for the Farfetch Marketplace for the year ended December 31, 2020, we are one of a limited number of Western e-commerce companies which has demonstrated success in penetrating China. We have done this in part by investing in localization, including a localized website and apps, WeChat stores and WeChat Mini programs, private client stylists, customer service teams, locally preferred payment methods, and a cross-border customs clearance solution. We intend to continue to build on this success by investing to build our audience in our Tmall Luxury Pavilion channel as well as overall brand awareness in China in all channels (including our own apps where most of our business is conducted). We also plan to invest in innovative new features, pursue exclusive partnerships with luxury brands in China and further tailor our offering for the Chinese consumer.

Establishing partnerships. In November 2020, we announced a partnership with Alibaba and Richemont that includes the launch of our luxury shopping channel on Alibaba’s e-commerce platform, Tmall Luxury Pavilion and Tmall Luxury Soho, China’s premier luxury and luxury outlet destination within the Tmall marketplace, as well as Alibaba’s cross-border marketplace, Tmall Global. In March 2021 we launched our luxury shopping channel on Tmall Luxury Pavilion. These new channels are intended to expand the reach of our global luxury platform to Alibaba’s Tmall Luxury Pavilion consumers, offering luxury brands an opportunity to elevate their brand awareness with Chinese consumers, while also significantly expanding their addressable market of luxury consumers through their participation on the Farfetch Marketplace.

•	Pursuing the platform and Luxury New Retail vision

Accelerating the digitization of the global luxury industry.  Luxury New Retail is an initiative aimed at leveraging our, and Alibaba’s, state-of-the-art omnichannel retail technologies to serve the needs of luxury businesses, including a full suite of enterprise solutions powered by Farfetch. These solutions will serve both mono-brand and multi-brand distribution strategies for luxury brands and retailers, including fully-connected e-commerce websites and apps, omnichannel retail technology, and access to the Farfetch and Tmall Luxury Pavilion marketplaces via a single integration with our platform. To help advance the LNR initiative, we have formed a steering group comprised of our founder and Chief Executive Officer, José Neves, Alibaba Chairman and Chief Executive Officer, Daniel Zhang, Richemont Chairman, Johann Rupert and Artemis Chairman, François-Henri Pinault. With LNR, our aim is to position ourselves as a digital enabler of brand and retail partners to enable us to not only pursue the online luxury market, but to also address the digital strategies of our enterprise partners’ online and offline channels and therefore the wider global luxury industry.

Driving interactions in our platform ecosystem. Initially built for the Farfetch Marketplace, our platform, consisting of data, technology and operations infrastructure, is now also utilized by Browns, Stadium Goods and the New Guards portfolio of brands, as well as our FPS and Farfetch Store of the Future partners (as our enterprise solutions are built on our platform) and underpins our LNR initiative. We continue to drive interactions between our business units to leverage our platform including optimizing our global logistical and operational capabilities. We expect to continue to invest in people, product and infrastructure to drive innovation and scale, and continue to add platform features in order to allow brands and retailers that use our platform (as luxury sellers on the Farfetch Marketplace and as FPS partners) to create and tailor their own digital experiences online and offline. A key benefit of our platform approach is that new features developed for FPS partners and our direct-to-consumer channels can become available to existing and future platform clients. To further strengthen our platform ecosystem, we also intend to partner with other innovative companies.

•	Building the Farfetch brand

Increasing brand awareness. We are building a unique brand with strong cultural relevance by focusing our messaging on our “only on Farfetch” proposition while also providing our consumer with the most widely available range of selection. While we have established a significant position in the luxury industry, we believe we have an opportunity to further increase market share by growing our brand awareness. With the luxury industry in a critical phase of increased online penetration, in September 2020 we launched an upper-funnel marketing campaign in key luxury markets focused on building brand love and an emotional connection to us, as well as a new brand identity for Farfetch, which refreshed the look and feel of all our external-facing touch points, including the Farfetch Marketplace. We believe that with continued investment in brand marketing, data-led insights and effective consumer targeting, we can expand and strengthen our reach, and we intend to continue a “full-funnel” approach to marketing to continue to build our brand and capture consumer intent through digital channels.

Growing New Guards. New Guards’ brands bring cultural relevance to the Farfetch brand by providing sought-after product and exclusive access to merchandise, which can drive significant visibility and consumer engagement with limited marketing investment. We will continue our initiative to increase the mix of higher-margin direct-to-consumer revenue across New Guards’ brand portfolio, using our Fulfilment by Farfetch facilities to enable multi-brand sales via the Farfetch Marketplace, and mono-brand sales via their direct-to-consumer channels hosted by FPS. In the year ended December 31, 2020 we have seen these efforts significantly increase the mix of online direct-to-consumer revenue from 2% of New Guards’ revenue for the twelve months prior to the acquisition in August 2019 to 15% for the year ended December 31, 2020. We see an opportunity to continue to increase this mix by further leveraging New Guards’ merchandising approach in combination with the digital capabilities of our platform. In addition, we plan to continue to grow our Brand Platform segment, which remains profitable and helps expand the relevance of the New Guards brands, while continuing to implement a thoughtful approach to distribution, including proactively reducing or eliminating product allocations to non-strategic online wholesale partners in our effort to prioritize long-term brand value over short-term revenues.

•	Delivering an unrivaled global customer experience

Attracting and retaining consumers. Our strategy is to leverage the acceleration of what we believe to be the sustained adoption of online channels by luxury consumers, to retain our consumers and attract new ones. This includes ensuring that through the breadth and depth of our curated supply, as well as our comprehensive approach to data and analytics, we are able to offer our existing consumers the merchandise that they want. We will seek to continue to leverage our vast data resources and refine our approach to data analytics, allowing us to further optimize and improve our marketing approach and create a more relevant, personalized consumer experience, with the objectives of bringing new consumers to our direct-to-consumer channels and motivating existing consumers to visit our apps and sites more often, transact more efficiently and increase their order values. We will further focus on consumer retention by optimizing our ACCESS loyalty program to increase awareness of the program and the benefits to consumers of returning to Farfetch for their luxury purchases. Our strategy also includes specific activities to attract and retain our private clients, our most valuable consumers.

Expanding into new categories and offerings.  We aim to expand our product offering for consumers on our direct-to-consumer channels and create additional opportunities for luxury sellers on the Farfetch Marketplace by expanding into other luxury categories and offerings. We will continue to invest in new categories attractive to our luxury consumers. This includes beauty, which we intend to launch on the Farfetch Marketplace in 2022 in a manner that enables beauty brands to launch their products on Farfetch via our e-concession model and benefit from the higher margins that entails. We intend to expand on our successes with kidswear, a category that saw faster GMV growth than the Farfetch Marketplace in the year ended December 31, 2020, and watches and fine jewelry, which has particular appeal to our high-value private clients and grew nearly three times as fast as the Farfetch Marketplace in the year ended December 31, 2020. We also expect to continue to invest in expanding our pre-owned offering category as we amplify our Positively Farfetch sustainability proposition.  Where new categories and offerings require innovation within our platform, we will aim to make such innovations available to our FPS partners.

Our Marketplaces

The Farfetch Marketplace

The Farfetch Marketplace is the largest digital luxury marketplace in the world, connecting two sides of the luxury fashion market: consumers from over 190 countries and territories and luxury sellers in over 50 countries.

For consumers, we provide curated access to, as of December 31, 2020, over 3,500 different brands from over 1,300 luxury sellers, including over 790 of the world’s leading luxury retailers and over 550 brands. Our marketplace model allows us to aggregate supply from a large number of globally distributed sources, offering consumers both breadth and depth of luxury merchandise while incurring minimal inventory risk and without capital intensive retail operations. Consumers are able to engage with us across our website and iOS and Android apps, including on our iOS app developed specifically for our consumers in China.

For luxury sellers we facilitate connection to over three million Active Consumers, as of December 31, 2020. The Farfetch Marketplace is a global multi-brand luxury platform that offers brands direct-to-consumer distribution via an e-concession model. The proposition for brands includes full control over merchandising and pricing together with competitive margins vis-à-vis wholesale distribution. In our marketplace model, more brands, boutiques and department stores on the Farfetch Marketplace increases the choices available to consumers, and more consumers on the Farfetch Marketplace increases the potential sales for our luxury sellers, with New Guards giving us the ability to offer the broadest selection of, and exclusive access to, merchandise from the New Guards portfolio of brands further enriching our offering to consumers.

The Farfetch Marketplace also provides integrated logistics for luxury sellers, including content creation and end-to-end logistics and a localized luxury experience and customer care for Farfetch Marketplace consumers. In-house content creation allows us to achieve a luxury product presentation with a consistent look and feel, with short lead times and low cost. Our content creation process includes styling, photographing, photo-editing and content management. We have invested significant resources in developing our fully integrated logistics network. We have developed smart supply chain algorithms that are built around deep information sharing which make our supply chain scalable, capital efficient and highly agile.

The Farfetch Marketplace is built on our modular end-to-end digital platform, which is built on an API-enabled proprietary technology stack. Our digital platform is built for multi-tenancy and multi-client use. This allows the same infrastructure and services architecture to support each of our Marketplaces, FPS and the Farfetch Store of the Future, as well as the tools we offer to our luxury sellers.

Stadium Goods Marketplace

Stadium Goods is a premium sneaker and streetwear marketplace specializing in new, never worn, merchandise for resale. Farfetch acquired Stadium Goods in January 2019 and it continues to operate as a standalone brand, increasingly leveraging Farfetch’s digital platform and expertise in technology, logistics, data, brand, marketing and geographic reach.

Stadium Goods operates an online marketplace (stadiumgoods.com) and iOS and Android apps. Stadium Goods’ stock is also available through third-party platforms including those operated by Amazon.com, Inc. and eBay Inc., and is fully integrated into and available on the Farfetch Marketplace in all geographies. Stadium Goods has brick-and-mortar retail stores in the heart of New York City’s Soho neighborhood and in the Gold Coast neighborhood of Chicago. Additionally, Stadium Goods operates consignment intake centers in Soho, New York and the Bucktown neighborhood in Chicago.

Our Luxury New Retail Vision and the Farfetch Enterprise Solutions to Deliver It

Luxury New Retail

We believe the future of luxury fashion retail will be defined by the reinvention of the customer experience, through online and offline integrations. Originally, we coined the term ‘Augmented Retail’ to describe our vision for bringing the online and offline luxury worlds together. We unveiled this vision of Augmented Retail, taking the magic of the physical store experience and bringing it together with the advantages of the online and digital experience, underpinned by the use of data, in 2017. LNR represents the evolution of this strategy. The LNR initiative, announced in November 2020, leverages our and Alibaba’s state-of-the-art omnichannel retail technologies to serve the needs of luxury businesses, including a full suite of enterprise solutions powered by Farfetch.

Our current business units, Farfetch Platform Solutions and the Farfetch Store of the Future, along with future innovations will enhance our delivery of the LNR vision.

Farfetch Platform Solutions

FPS is our enterprise offering to the luxury fashion industry, offering a modular suite of white-label technology solutions and services for luxury sellers. FPS delivers global, multi-channel e-commerce solutions that enable our brand and retailer partners to drive growth and innovation, seamlessly interact with their customers and build stronger and closer relationships, while allowing them to focus on the creative aspects of their businesses. These solutions are built on our digital platform, providing the same capabilities and reach as the Farfetch Marketplace, and benefitting from innovations and product developments on our digital platform. FPS partners can choose from specific features or bundles of products and services or a full end-to-end e-commerce experience, tailored to their customer and business requirements. For our FPS enterprise offering, we have built a team of channel experts who work with dedicated analysts, data scientists and engineers to manage the full end-to-end digital marketing strategy for luxury fashion brands and retailers.

Because our FPS offering is built on our fully API-enabled digital platform, partnering with FPS allows for a flexible front-end suite of products, comprising global websites, apps, WeChat stores and an in-store app, which helps in-store staff manage global inventory to enhance in-store engagements. Our back-end infrastructure allows our brand and retailer partners to synchronize their websites in real time with in-store and warehouse inventory, both from mono-brand stores and other suppliers in their distribution networks, and to facilitate customer-friendly services such as in-store pick-up and returns.

FPS currently works with a number of brands and retailers across the luxury fashion industry. In 2020, FPS launched a new global e-commerce platform for Harrods. Our strategic partnership allows Harrods to use and benefit from all of FPS’s core components, including e-commerce management, operations, international logistics and technical support.

In addition, the e-commerce channels for Browns and a number of brands in the New Guards portfolio are powered and operated by FPS.

In China, our CuriosityChina business focuses on amplifying premium and luxury brands across digital platforms in China. CuriosityChina augments the FPS proposition to include plug-and-play access for luxury brands to expand rapidly in China via web, app, WeChat Store and WeChat Mini programs.

Farfetch Store of the Future

We continue to believe in the power of physical retail. Customers enjoy the experience of being in-store, building a relationship with the sales associate and experiencing merchandise in the luxury store setting, yet technology has meant that consumers now expect ultra-personalized experiences, both in their real and digital lives, and expect those worlds to be seamlessly connected. Our LNR vision reflects the retail experience of the future by giving retailers visibility to their customers’ preferences, both in-store and online, enabling them to enhance the services they can offer. Consistent with this vision, we have developed a range of services and technologies to progress innovation in the luxury industry. For example, during 2020 we launched new products and services through our open innovation strategy that uses a partnership model to deliver new commercially successful experiences. In 2020 these included virtual try on, personal styling at scale and the expansion of our Secondlife service. In 2021 we intend to continue to expand our open innovation strategy to deliver a new wave of digital luxury experiences.

Farfetch Store of the Future is our retail innovation arm focused on creating the new customer experience of the future. We seek to create and initiate new technology solutions that support the transformation of the entire luxury industry. For example, the Farfetch Store of the Future has developed technologies designed to augment the client and fashion advisor relationship, which are currently live in CHANEL’s flagship boutique at 19 rue Cambon, Paris and two other CHANEL boutiques in Paris.

Browns

Browns is an iconic British fashion and luxury goods retailer with a heritage of introducing new fashion labels and pioneering luxury fashion since the 1970s, which marked its 50th birthday in 2020.

Browns provides a good example of our omni-channel approach in practice. Ownership of Browns has enabled us to understand the fashion ecosystem through the lens of a boutique. Browns leverages our digital platform applications by selling through the Farfetch Marketplace, the Browns website and the iOS apps (launched in 2019), which are powered and operated by FPS. Browns also serves as an incubation space for the Farfetch Store of the Future, testing and showcasing innovative solutions to meet the needs of the multichannel, luxury consumer. Browns plans to open a new flagship store in London’s Mayfair in 2021. The new store, which replaces Browns’ previous store in Mayfair, will continue to pioneer innovations developed under our LNR initiative, including the Farfetch Store of the Future technology.

Other Services

Farfetch Private Client

Farfetch Private Client caters to some of our most important and highest spending consumers. Our Private Client proposition is to make Farfetch the only place these valuable consumers need to go to for all of their luxury fashion needs.

We offer high-end services such as a dedicated personal shopper, priority access to a customer service line and Fashion Concierge services. Fashion Concierge allows Farfetch Private Client consumers to access exclusive merchandise and to source merchandise from sellers not on the Farfetch Marketplace via our stylists. We also provide Farfetch Private Client consumers exclusive benefits, such as pre-order options, access to special items, events and experiences, early access to coveted items and sales, free shipping and a Farfetch Private Client app.

Fulfilment by Farfetch

We offer a luxury logistics solution with our three third-party logistics warehouses in Italy, the United Kingdom and the United States, with a new warehouse in the Netherlands to become operational in 2021, which luxury sellers can use to handle their fulfilment closer to the consumer. We use proprietary data insights to predict where the product should be sitting with stock stored in strategically placed locations. This allows us to service consumers more efficiently, provides advantages for consumers, and removes friction from the growth of supply for our luxury sellers.

Farfetch Media Solutions

Farfetch Media Solutions works with brand partners to deliver holistic digital marketing campaigns optimized towards consumer engagement and brand objectives on the Farfetch Marketplace. Our advertising services enable our brand partners to reach our luxury fashion consumers at scale in the course of their decision-making journey on our platform. Farfetch Media Solutions enables strong partnerships with brands, gives brands access to our high-intent consumer base and creates original content designed specifically to engage our consumers. In the year ended December 31, 2020, Farfetch Media Solutions served over 130 campaigns across a diverse mix of brand partners.

Our Stores

While the proportion of luxury sales through e-commerce continues to increase, physical retail remains a crucial part of the sales journey for the luxury customer. According to Bain, in 2019 and 2020 approximately 88% and 77%, respectively, of personal luxury goods were bought in physical stores. Bain estimates that approximately 70% of personal luxury goods will be bought in physical stores in 2025.

We are taking advantage of the power of the physical realm, including leveraging the brand-building and marketing opportunities afforded by a well-placed and well-presented store, with a number of our businesses, including Browns, Stadium Goods and Off-White, operating physical retail locations.

New Guards

In August 2019, we acquired New Guards. New Guards operates as a platform that uses a single common infrastructure model to incubate and grow emerging talent into highly sought-after brands. New Guards designs, manufactures and distributes luxury brands including Off-White, Heron Preston, Palm Angels and Marcelo Burlon, among others, through a shared services model. New Guards operates an asset-light model; it sources all of its merchandise from independent contract manufacturers. As a result, New Guards is inventory light relative to the scale of its business.

New Guards has the capability to bring creative visionaries’ and designers’ ideas to fruition by offering infrastructure, including strategy development, design studio, sourcing and production, industrial capabilities, global distribution channels, merchandising, licensing, marketing and growth planning. We seek to help existing and future portfolio brands maximize their potential by opening new e-concessions on the Farfetch Marketplace and powering portfolio brands’ own e-commerce sites and other digital channels through FPS.

New Guards gives us the opportunity to develop and introduce new and highly attractive brands to the Farfetch Marketplace, along with exclusive capsule collections and collaborations to further enrich the customer experience and boost consumer engagement with our brand. New Guards continues to elevate our brand and increase organic traffic and consumer engagement with the Farfetch Marketplace, which we believe will continue to make Farfetch an even more attractive channel not just for consumers, but also for our brand partners.

Marketing

We are focused on continuing to build brand recognition and a demand generation engine that connects our consumers with our luxury sellers. Through driving high consumer demand, we aim to create a better proposition for our luxury sellers.

Consumer Acquisition

We principally acquire consumers through online channels, including paid and organic search, metasearch, affiliate partnerships, display advertising and social channels. We also sometimes use promotions to drive consumer acquisition (or retention) and sales on the Farfetch Marketplace. In addition, we have invested significant resources to establish systems that optimize paid search, and our team is highly-skilled at developing programs and algorithms to maximize our return.

In 2020 we significantly increased our marketing investment in driving Farfetch app installs on new consumer mobile smartphones – via both the Apple IOS app store and the Android app store, which we believe drives the efficient growth of our luxury consumer base. Consumers who purchase through the app have a higher lifetime value, on average, than consumers who purchase through other mediums.

Brand Marketing

We see a significant opportunity ahead in building awareness of, and engagement with, our brand.  In September 2020, we re-branded Farfetch.com, with a new identity, logo, monogram and improved consumer experience across the site. In conjunction with our re-brand we launched a global campaign, “Open Doors to a World of Fashion” in China, the United Kingdom, the United States and the Middle East. This was a multimedia campaign across television, billboards, print titles and digital; and was designed to build brand awareness, preference, and an emotional connection with our brand. We intend to continue a “full-funnel” approach to marketing in 2021 for the purpose of continuing to build our brand and develop consumer intent through digital channels.

Retention and Loyalty

We focus on building continuous dialogue with our consumers given their levels of engagement with luxury shopping. We do this by creating inspiring content and developing personalized and tailored product recommendations, which we distribute via email, push notifications, social media, display advertising and directly on the Farfetch Marketplace.

In 2020, we continued to build membership in our ACCESS loyalty program which provides consumers with benefits and rewards based on their annual spend on the Farfetch Marketplace. As of December 31, 2020, there were approximately 2.8 million ACCESS members across five tiers ranging from Bronze to Private Client. Based on the success of ACCESS, we have continued to invest in the program, including enhanced features to increase awareness of program benefits.

Environmental, Social and Governance – Positively Farfetch

Farfetch aims to be the premier platform for good in luxury fashion, while empowering everyone we work with to think, act and choose positively. This mission drives our Environmental, Social and Governance (“ESG”) initiatives. “Positively Farfetch” is a strategy to embed sustainability, conscious inclusion and best practices in corporate social responsibility and governance in and across our business. We formed an Environmental, Social and Governance Committee of our Board of Directors (the “ESG Committee”) in 2020 to oversee and administer this strategy. The ESG Committee’s mission is to assist the Board in leading on issues pertaining to the environment, health and safety, corporate social responsibility, sustainability, philanthropy, diversity, equity and inclusion and community issues, amongst other public policy matters relevant to Farfetch.

The Positively Farfetch strategy includes our five key pillars, each of which aligns with our core business drivers. In 2020, we announced our Positively Farfetch goals for 2030 (the “2030 Goals”).

Positively Cleaner is focused on environmental impact reduction and, with a significant need to drive supply chain efficiency to achieve this, is expected to help us become a more cost-efficient business. In addition to introducing sustainably sourced and fully recyclable packaging globally (for the Farfetch Marketplace and Browns), Farfetch has signed both the G7 Fashion Pact and the UN Fashion Industry Charter for Climate Action. By joining these initiatives, we work together with other global businesses to help find solutions to tackle climate change, biodiversity and ocean health. In 2020 we initiated Climate Conscious Delivery, which is intended to offset the carbon emissions from all deliveries and returns of orders made through the Farfetch Marketplace and from Browns. Under the 2030 Goals we are seeking to achieve net zero emissions through a reduction in our carbon footprint, including by offsetting unfavorable emissions, and by supporting our wider value chain to reduce their emissions.

Positively Conscious is focused on helping our consumers to make positive choices that consider the impact on the environment, society and animal welfare, and helping us become the global destination for more conscious fashion consumers. We have teamed-up with Good on You, an independent agency that rates the sustainability of brands across these three areas. Based on these ratings and specific conscious product criteria, we have created “Conscious Edits” for women, men and kids, “Positively Conscious” labels and information on merchandise, and a Positively Conscious filter. Browns has curated a “Conscious” selection using the same criteria, with clear on-site and in-store labeling of products. This is all aimed at helping our consumers make socially and environmentally informed decisions about their purchases. Under the 2030 Goals we are seeking to achieve 100% of our revenues from products that are independently recognized as being better for people, the planet or animals and from services that enable positive change.

Positively Circular is focused on services that help extend the life of clothes and help drive growth and consumer retention. For example, we are growing Farfetch Second Life, a service that enables consumers to trade-in their pre-owned designer bags for Farfetch Marketplace credit. In addition, our Farfetch Donate service (powered by our partner Thrift+) in the United Kingdom allows consumers to donate used clothes which are then sold, with one-third of proceeds from the sale donated to the consumer’s chosen charity. The consumer can then choose to either donate a further third to charity or receive Farfetch Marketplace credit (Thrift+ retains one-third of the proceeds for administering the service). Browns has enabled a number of “Circular” collaborations with designers that specialize in upcycling and pre-owned products. Under our 2030 Goals we are seeking to sell more circular products and use more of circular services than those made in traditional, linear ways.

Positively Inclusive is focused on our community of diverse and talented people. We aim to ensure we have a diverse and inclusive workplace so that as a platform we can anticipate and meet the needs of the diverse community of creators, curators and consumers that we work with and represent. We have been driving a number of initiatives that will enable all Farfetchers to thrive in a culture of conscious inclusion and build a pipeline of diverse talent that reflects our consumers and society, including by supporting our growing number of global people communities, such as our Black Employee Network, Disability Network, FarOut (LGBT+ Network), FarSan (South Asian Network), Jewish Network, Latino Network, Farfetch East Network, Parents Network and Women in Business group.  We are also actively championing the value of conscious inclusion across the whole fashion community, including with our dedicated edit of black designers and our partnership with “The Folklore” dedicated to African designers. Under the 2030 Goals, we aim to be a leader in diversity and inclusion in our workplace and in the global fashion community.

Positively Changing is about bringing together fashion and technology, using our platform to engage and empower people to drive positive change across the fashion industry. Our ESG Committee was formed in part to lead this change. The ESG Committee is responsible for, with regard to ESG matters, recommending to the Board an overall strategy, overseeing our policies, practices, performance and reporting standards and reporting to and advising the Board. Positively Changing includes the standards we set for our suppliers in the Farfetch Vendor Code of Conduct and our efforts to increase diversity at the Board level. For example, in 2020 we joined the Board Challenge, an initiative to improve the representation of black Directors in corporate U.S. boardrooms, as a Charter Pledge Partner. In-line with this pillar we have also committed to become a part of the Valuable 500, a global community of Chief Executive Officers advancing disability inclusion through leadership and opportunity.

Security and Data Protection

We are committed to the security and privacy of our consumers’ experience with Farfetch. We undertake administrative and technical measures to protect our systems and the consumer data that those systems process and store. We have developed policies and procedures designed to manage data security risks. We monitor our servers and systems, and we employ technical security measures such as data encryption. We also use third-parties to assist in our security practices and prevent and detect fraud. Our consumers’ privacy expectations are very important to us and we have a team tasked with responding to our consumer inquiries regarding their personal data.

As our business is global in nature and we operate in different countries we are subject to complex and evolving laws and regulations around the world. In order to allow us to navigate through such a diverse landscape, which includes, but is not limited to, the GDPR, CCPA and People’s Republic of China Cyber Security Law, we have adopted GDPR as a baseline framework to govern our internal security and data protection practices and procedures, while complying with specific local laws’ requirements, such as data localization, where applicable.

Competition

We operate in an intensely competitive industry in which consumers have the option to purchase both online and offline. We compete with other marketplaces and platforms, technology enablement companies and luxury sellers, including larger competitors with extensive resources that are seeking to establish an online presence in luxury fashion:

Technology enablement companies:

•	Technology companies that may attract sellers by enabling commerce, such as Shopify Inc. or Square, Inc.; and

•	White-label service providers, which offer end-to-end solutions.

Luxury sellers:

•	Online luxury retailers that buy and hold inventory and typically ship from a small number of centralized warehouses;

•	Multichannel players, including retailers and brands that have developed an online channel following the success of their physical retail operations;

•	Niche multi-brand and streetwear sites;

•	Luxury department stores; and

•	Luxury brand stores.

In addition, the brands in the New Guards portfolio of brands face competition from many different luxury and streetwear brands.

Our Intellectual Property

Our intellectual property, including copyrights and trademarks, is an important component of our business. We have registered trademarks in various international jurisdictions for FARFETCH, BROWNS and STADIUM GOODS, and the marks for the brands in the New Guards portfolio, among other brands. Our intellectual property portfolio includes numerous domain names for websites that we use in our business. We have several granted patents in the United Kingdom and in Europe and one design patent in the United States. We also have several published and unpublished patent applications in the United Kingdom, Europe and internationally, which, if granted, would cover aspects of our proprietary technology. The software code underlying our proprietary technology is also likely protected by copyright.

New Guards owns, or is the exclusive licensee of, various intellectual property rights in the brands that form the New Guards brand portfolio. The existing license agreements permit New Guards to, among other things, manufacture, distribute, advertise and sell merchandise of the relevant brand in exchange for the payment of royalties. Terms of the license agreements can vary. For example, New Guards has exclusive, worldwide licenses for the use of the Off-White, Palm Angels and Marcelo Burlon County of Milan trademarks. The license for the OFF-WHITE trademark expires in 2035 and includes a right for either party to opt-out of the agreement effective as of January 1, 2026, subject to notice provisions.

As part of our arrangement with Alibaba announced in November 2020, we plan to assign certain People’s Republic of China, Hong Kong, Taiwan and Macau-registered and unregistered intellectual property rights to Farfetch China, including the Farfetch trademarks, the Chinese transliterations of the Farfetch word mark, certain regional domain names and the stylized “F” logo. Farfetch China will grant those members of the Group who are not part of the joint venture a license to continue to use such intellectual property rights in the relevant regions.

We control access to, use and distribution of our intellectual property through license agreements, confidentiality procedures, non‑disclosure agreements with third-parties and our employment and contractor agreements. We rely on contractual provisions with suppliers and luxury sellers to protect our proprietary technology, brands and creative assets. We use a third-party enforcement tool to monitor online copyright and trademark infringement across domains, social media and mobile applications, including for BROWNS, FARFETCH and STADIUM GOODS and the brands in the New Guards portfolio, as well as a trademark watch service, which notifies us of potentially conflicting trademark applications. We have also registered FARFETCH and BROWNSFASHIONSTORE with a global domain name watch service and various domain name protected lists to alert us to third-party domain name registrations that could potentially be infringing or cybersquatting.

Government Regulation

We use consumer data to perform the services available on our platform and conduct marketing activities, which may involve sharing consumer information with third-parties, such as advertisers. Our activities involving the use of consumer data are subject to consumer protection, data protection and unfair and deceptive practices laws in jurisdictions in which we operate. In addition, as we accept credit card transactions, we must comply with the Payment Card Industry Data Security Standards. The United States and European Union as well as other jurisdictions in which we operate are increasingly regulating certain activities on the internet and e-commerce, including the use of information retrieved from or transmitted over the internet, and are increasingly focused on ensuring user privacy and information security, which will potentially limit behavioral targeting and online advertising; and are imposing new or additional rules regarding the taxation of internet products and services, the quality of products and services as well as the liability for third‑party activities. Moreover, the applicability to the internet of existing laws governing issues such as intellectual property ownership and infringement is uncertain and evolving.

In particular, we are subject to an evolving set of data privacy laws in the United States, European Union, Brazil and other jurisdictions. To this effect, GDPR provides for more onerous requirements on companies that process personal data, including, for example, expanded disclosures to tell our consumers about how personal information is used, and increased rights for consumers to access, control the use of and delete their data and object to marketing and profiling. Certain breaches of GDPR may impose fines up to the greater of €20 million or 4% of global turnover on a Group basis. In addition, specific EU legislation regulating privacy online, including the use of cookies and similar technologies and online targeted advertising, is also under reform. Regulatory scrutiny is increasing in this area, where we have seen fines increasing in the advertising space by the use of cookies against the consent requirements of GDPR. In the United States, CCPA went into effect in California on January 1, 2020. The law, among other things, requires new disclosures to California consumers, affords consumers new abilities to opt-out of certain disclosures of personal information and new rights of data access and deletions, and imposes significant fines and penalties for violations of privacy or data security provisions. In Brazil, LGPD went into effect on September 18, 2020, although its enforceability will only start on August 1, 2021. LGPD also increases the requirements on companies that process personal data in a manner similar to its European counterpart, the GDPR.

As a result of Brexit, we will be subject to two different statutory regimes in Europe, namely the UK GDPR for the processing of personal data of UK-based individuals, and the GDPR, for the processing of personal data of EU-based individuals.

China

The State Administration for Market Regulation of China issued Regulations on Clearly Marking the Prices and Prohibition of Price Fraud (the “Draft Pricing Regulations”) on May 30, 2019, seeking public comments until June 30, 2019. The Draft Pricing Regulations are still under legislative review and may be subject to further revisions before being officially enacted.

According to the Draft Pricing Regulations, we would be required to show both VIP and non-VIP prices on the same product display page within the same Farfetch China “trading premises” (including the Farfetch.cn website and Farfetch China apps). We have explored potential mitigation strategies if the Draft Pricing Regulations become effective and have obtained a preliminary validation from the local law enforcement agency.

The Cyberspace Administration of China (“CAC”), the central internet regulator, issued Draft Measures of Security Assessment before Cross-border Transfer of Personal Data (the “Draft Measures of Cross-border PI Transfer”) and Draft Administrative Measures of Data Security (“Draft Measures of Data Security”) on June 13, 2019 (collectively, the “Draft Measures”), soliciting public comments by July 13, 2019. The Draft Measures remain under legislative review and may be subject to further revisions before being officially enacted.

According to the Draft Measures, transfer of personal data outside of China will be prohibited if disapproved by a CAC local branch after conducting a security assessment. When conducting a security assessment, CAC is expected to focus on: (a) whether personal data is collected and stored in China in full compliance with applicable law; (b) whether our data transfer technical design is in full compliance with applicable law; and (c) whether the overseas direct recipients have the same level of data protection capability.

We are carrying out an internal assessment to ensure we meet the above requirements and to prepare to apply to a CAC Shanghai branch for its security assessment and approval.

Our operation of the Farfetch.cn website and the Farfetch China apps in mainland China is subject to a value-added telecommunication license, which we first obtained in December 2016 and then renewed in December 2019 for another three years. Our value-added telecommunication license is issued by the Shanghai Communications Administration, which has its approval power delegated from the Ministry of Industry and Information Technology.

Many governmental authorities in the markets in which we operate are also considering alternative legislative and regulatory proposals that would increase the regulation of internet advertising. It is impossible to predict whether new taxes or regulations will be imposed on our business and whether or how we might be affected.

In many jurisdictions in which we operate, operational licenses are required. In certain jurisdictions, including China, these licenses must be reviewed annually.

C. Organizational Structure

Please refer to Note 31 to our audited consolidated financial statements (“Group information”) included elsewhere in this Annual Report for a listing of our significant subsidiaries, including name, country of incorporation, and proportion of ownership interest.

D. Property, Plant and Equipment

Our Facilities

We have offices in Braga, Dubai, Hong Kong, Lisbon, London, Los Angeles, Milan, Moscow, New Delhi, New York, Porto, São Paulo, Shanghai, Beijing and Tokyo and production centers in Guimarães, Porto, Hong Kong, Los Angeles and São Paulo. In addition, Browns leases retail properties in London, Stadium Goods leases retail properties in Chicago and New York and New Guards leases retail properties in Las Vegas, London (including its Bicester Outlet), Miami, New York, Paris, Milan and Tokyo.

Our London office is our corporate headquarters, housing central support functions, and is leased for a term of twelve years expiring in December 2027. The lease covers an aggregate of approximately 36,000 square feet, divided over six floors.

Our two Porto offices together house our largest employee population, including finance and customer support and operations. The two offices cover an aggregate of approximately 235,000 square feet and are leased for periods of seven to eleven years, expiring in 2025.  In November 2020, we opened a third Porto site used as a production facility which covers approximately 8,700 square feet.

On April 8, 2019, Farfetch Portugal – Unipessoal, Lda, one of our subsidiaries, acquired approximately 70,000 square meters of land in Matosinhos, Portugal from Medida Gabarito, Lda. We intend to use this land to build a campus for our employees based in Porto, to support our technology and operational functions as well as our digital production studios. The total cost of the purchase was $18 million including taxes and fees. As of December 31, 2020, we had incurred additional expenditures of approximately $749,000 on the campus. Due to the COVID-19 pandemic, we have slowed our efforts in this project but continue to make progress on the planning, project design and preparation of the construction plan, and continue to evaluate the most effective funding structure before proceeding with further significant expenditures.

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

Business Overview

Our mission is to be the leading global platform for the luxury industry, connecting creators, curators and consumers.

Our core business is focused on generating income from transactions between sellers and consumers conducted on our platform. Transactions generate GMV, which we collect and remit to sellers after deducting our commission, fulfilment and other related income, which is based on a revenue-share model. With the acquisition of New Guards in August 2019, a portion of our income is generated from business-to-business transactions with retailers. A lesser portion of our income is generated from sales made in physical stores that we operate. All these activities enable us to operate across the global luxury ecosystem.

Business Highlights

On February 5, 2020, we issued $250.0 million convertible senior notes paying 5.00% interest due December 31, 2025 (“February 2020 Notes”) in a private placement to private investors. On April 30, 2020, we issued $400.0 million convertible senior notes paying 3.75% interest due May 1, 2027 (“April 2020 Notes”) in a private placement to qualified institutional investors pursuant to Rule 144A of the Securities Act. On November 17, 2020, we issued $600.0 million convertible senior notes paying 0.00% interest due November 15, 2030 (“November 2020 Notes”) to Alibaba and Richemont. The total aggregate net proceeds from these offerings were $1,239.3 million, after deducting $10.7 million of debt issuance costs in connection with these notes. For further information, refer to Note 22 to our audited consolidated financial statements included elsewhere in this Annual Report.

On November 5, 2020, we formed a global strategic partnership with Alibaba and Richemont to provide luxury brands with enhanced access to the China market as well as accelerate the digitization of the global luxury industry. Leveraging each company’s respective expertise and extensive reach, the aim of the partnership is to bring luxury retail to the next generation by seamlessly integrating the digital and physical realms. Alibaba and Richemont each purchased $300 million of the November 2020 Notes for total gross proceeds of $600 million. The additional capital will support our long-term strategy of delivering a global technology platform for the luxury industry and facilitate our continued focus on executing our growth plans and driving towards operational profitability. Additionally, Artemis purchased 1,889,338 of our Class A ordinary shares for total gross proceeds of $50 million. Alibaba and Richemont will also invest in Farfetch China, taking a combined 25% stake in a new joint venture that will include the Farfetch Marketplace operations in the China region for an aggregate $500 million ($250 million each). The investments by Alibaba and Richemont in Farfetch China and the establishment of the joint venture are expected to complete during the first half of calendar year 2021, subject to the satisfaction of closing conditions.

Sources of Revenue

Our revenue is derived from four streams:

•

Digital Platform Services Revenue, which primarily includes commissions and related income from third-party sales and to a lesser extent revenue from first-party sales. The revenue realized from first-party sales is equal to the GMV of such sales because we act as principal in these transactions, and thus related sales are not commission based. Digital Platform Services Revenue is included in our Digital Platform segment. Digital Platform Services Revenue was referred to as Adjusted Platform Revenue or Platform Services Revenue in previous filings with the SEC.

•

Digital Platform Fulfilment Revenue, which is revenue from shipping and customs clearing services that we provide to our digital consumers, net of consumer promotional incentives, such as free shipping and promotional codes. Digital Platform Fulfilment Revenue is included in our Digital Platform segment. Digital Platform Fulfilment Revenue was referred to as Platform Fulfilment Revenue in previous filings with the SEC.

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

Refer to “Key Operating and Financial Metrics” below for a discussion of the key operating and financial metrics we use and “Operating Results by Segment” for a discussion of segmental performance and revenues by segment for the years ended December 31, 2019 and 2020.

For further information on our principal sources of revenue and how the different types of revenue are classified in our consolidated statements of operations refer to Note 2.3 (e) to our audited consolidated financial statements included elsewhere in this Annual Report.

For further information on our revenues by geography, refer to Note 6 to our audited consolidated financial statements included elsewhere in this Annual Report.

Factors Affecting our Financial Condition and Results of Operations

Our financial condition and results of operations have been, and will continue to be, affected by a number of important factors, including the following:

Growth, Engagement and Retention of Our Consumer Base

Digital Platform

Digital Platform GMV and revenue from our marketplaces primarily grow as a result of acquiring and retaining Active Consumers, increasing Third-Party Take Rate, increasing the Average Order Value and the volume of orders. Since the onset of the COVID-19 pandemic, there has been an acceleration in the shift of consumer demand to online, which we have partially benefited from. As of December 31, 2020, we had 3,024,000 Active Consumers, up from 2,068,000 as of December 31, 2019, recording the highest level of year-on-year growth in new consumers to our Marketplace since the creation of Farfetch.

GMV and revenue also grow when we acquire and retain new FPS partners, as they did in the year ended December 31, 2020, in part due to the launch of Harrods, our largest FPS client to date, on FPS in February 2020.

During 2020, we continued to invest in our loyalty program ACCESS which we believe has the potential to increase consumer engagement and ‘spend per consumer’. As of January 31, 2021, there were approximately 2.8 million ACCESS members, compared to 1 million at the same date the prior year. This is a key investment in our loyal consumers which we expect to impact our Contribution Margin, but we believe will deliver significant returns in the medium-term by differentiating Farfetch as the preferred destination for luxury fashion online. In addition to driving online adoption by acquiring new consumers via our performance-marketing led efforts, and retaining them through more personalized experiences and enrolment in our Access loyalty program, among other actions, in the year ended December 31, 2020, we also made a meaningful investment in brand marketing for the first time to drive brand awareness, and ultimately increase organic engagement.

We expect to continue to invest in our highest-value consumers. Private Client represents our highest spending and most engaged consumer segment. During 2020, we expanded our resources to serve this fast growing and highly valuable consumer, to now have over 146 stylists servicing our VIPs in 29 cities around the world, compared to 100 stylists in 20 cities in 2019. In 2020, the top 1% of our consumers represented 27.2% of our revenue. Whilst the proportion of our revenue derived from our top 1% of our consumers remained relatively flat for 2020 compared to 2019, this reflects strong growth in the first quarter of the year, initial softness through the COVID-19 pandemic followed by signs of recovery in the second half of the year.

We have been able to grow Digital Platform GMV from both new and existing consumers since launching the Farfetch Marketplace in 2008. While we continue to acquire new consumers, the share of Digital Platform GMV from existing consumers has also continued to increase over time, indicating we have retained existing consumers,  although we have seen a slight reduction in existing consumer share in 2020 given the significant increase in new consumer during that period.

We define new consumers as those who placed their first order on the Farfetch Marketplace in the stated reporting period.

New Guards and Brand Platform

Brand Platform

Brand Platform revenue growth occurs when there is an increase in popularity of the brands in the New Guards portfolio and an increase in retailers purchasing our products. The COVID-19 pandemic has impacted our Brand Platform customers by forcing many of them to close at various times in 2020. We continue to see temporary retail closures in 2021.

Seasonality of our Brand Platform revenue is guided by timing of designer collections and shows. Setting the pace for a potential industry shift in 2021, our brands will be changing the timing of those presentations. With a focus on breaking the markdown cycle our brands will be focusing on more regular new product drops across a more focused timeframe each season, bringing hot products to the attention of the industry and public more consistently.

We expect that as we take the lead on shifting the supply cycle this may lead to a change in weighting of wholesale revenues in 2021 compared to previous periods.

New Guards

New Guards, the business behind our Brand Platform, operates as a platform that uses a single common infrastructure and model including strategy development, design studio, sourcing and production, industrial capabilities, global distribution channels, merchandising, licensing, marketing and growth planning for brands in its portfolio. The success of our Brand Platform segment and of New Guards brands’ product on our direct-to-consumer channels is dependent on the popularity of the brands in the New Guards portfolio, and the incubation of new brands.

We have begun to take actions to reduce wholesale distribution of New Guards brands and restrict the geographic distribution by other online retailers, as we move to favor our own direct-to-consumer channels, similar to the broader industry. Selective distribution on our own marketplaces contributes to the Digital Platform first-party original revenue and profitability growth.

Growth and Quality of our Luxury Supply

Our marketplace business model allows us to offer consumers a broad and deep selection of luxury, with a high stock value while incurring minimal inventory risk, by combining supply from a large number of globally distributed luxury sellers. This distributed network of sellers ensured Farfetch Marketplace experienced minimal disruption to our consumer offer during the COVID-19 pandemic, because whilst individual stocking points were taken offline at the peak of the crisis, a significant majority of products on the Farfetch Marketplace were available from multiple sellers on the Farfetch platform and could be shipped from different locations, often from different countries. Our success depends on the participation of these luxury sellers on the Farfetch Marketplace, their highly curated range of products and our ability to effectively sell these goods.

The breadth and depth of inventory available through the Farfetch Marketplace is reflected in our stock value. Brands and designers typically have two primary seasonal collections per year, spring/summer and fall/winter. We expect to continue to grow the stock value and stock units on the Farfetch Marketplace from existing luxury sellers, adding luxury sellers from new geographies, large multi-brand retailers, new brands and new categories. We have seen strong increases in stock value year-on-year, with the 2020 fourth quarter stock value 42% above the 2019 fourth quarter value, as our partners have increased the proportion of their stock that they offer on the platform as a result of store closures and falling footfall in their offline locations and other distribution channels.

The adoption by brands of selective distribution may diminish our ability to offer competitively priced products cross-border, which could lead to reduced supply and lost sales in key markets, and could negatively affect our business. However, we add value to our luxury sellers by providing our partners with fashion insight that comes from our analysis of browsing, sales and returns data trends across the Farfetch Marketplace, as well as the offline sales data points that come from our real-time integrations with our luxury sellers. This service helps us provide added value to our brand and boutique partners, enabling better retention.

We have seen luxury brands increasingly move to reduce wholesale in favor of direct-to-consumer distribution strategies.  We believe that our e-concession model has resulted in our being the multi-brand digital partner of choice. In the year ended December 31, 2020 compared to the year ended December 31, 2019, we increased our number of e-concessions 15% to more than 560 at year-end.

As of December 31, 2020, we had more than 1,350 luxury sellers on the Farfetch Marketplace, of which just under 800 were retailers and more than 560 were brands who sell directly on the Farfetch Marketplace. As of December 31, 2019, we had approximately 1,200 luxury sellers on the Farfetch Marketplace, of which more than 700 were retailers and just under 500 were brands who sell directly on our Marketplace. Both the mix of sales from brands versus retailers and the mix of first-party sales versus third-party sales can impact our results of operations as each attracts different margins. As at December 31, 2020, we had retained all of the top 100 brands and top 100 boutiques we had as of December 31, 2019.

Cost of Consumer Acquisition and Engagement

Our Digital Platform financial performance also depends on the expenses we incur to attract and retain consumers.

Demand generation expense consists primarily of fees that we pay our various media and affiliate partners. We will continue to invest in consumer acquisition and retention while the underlying consumer unit economics and consumer lifetime value indicate the return on investment is strong. We expect these expenses to increase as we continue to grow, alongside search engine marketing expense inflation. However, we expect such expenses to decrease as a percentage of Adjusted Revenue over time as we increase our share of Digital Platform revenue derived from Farfetch Platform Services and first party original Marketplace product, both of which operate at a lower cost to revenue percentage and  we improve the efficiency of our demand generation activities and the percentage of our business related to existing consumers increases. In particular, we continue to maximize efficiencies in our performance marketing spend by leveraging the large volume of product performance data that we have available to enhance our media bidding decisions across paid search, meta-search and online display.

We are focusing on developing our brand to organically grow the traffic on our Marketplaces. In September of 2020, we launched our first global, upper-funnel, brand marketing campaign. This marks a key milestone in our growth strategy. The campaign was rolled out in Shanghai, New York, London and the Middle East - across out-of-home, print, social and online channels, as well as our first foray into addressable TV. We also expanded our network of active media partners, which extended our audience reach and further diversified our overall media mix. We believe that with continued investment in brand marketing, data-led insights and effective consumer targeting, we can expand and strengthen our reach, and we intend to continue a “full-funnel” approach to marketing to continue to build our brand and capture consumer intent through digital channels.

We also generate highly attractive consumer economics. While we are continuously focused on adding new Active Consumers to the Farfetch Marketplace, we are also focused on increasing their purchase frequency and Average Order Value after their initial purchase, while lowering retention expenditure. In 2020, we increased our focus on acquiring consumers on our app, as existing app consumers typically generate a higher Digital Platform Order Contribution Margin over time. We saw an increase in the Marketplace GMV from mobile purchases with a 7-percentage point increase year-over-year in share of GMV generated by mobile app to 53% in 2020.

Fulfilment

To facilitate and grow our Digital Platform, we provide fulfilment services to Marketplace consumers and receive revenue from the provision of these services, which is by and large a pass-through cost with no economic benefit to us, and therefore we calculate our Adjusted Revenue excluding Digital Platform Fulfilment Revenue. We offer our platform partners access to a fully integrated logistics network, which enables them to ship to consumers in 190 countries and territories. This is an essential part of the consumer and luxury seller proposition and provides an unparalleled luxury experience.

We have developed a comprehensive cross-border network for delivery, provided by leading third-party partners globally, which also provides the Farfetch Marketplace consumers with a free, simple and efficient returns process. Changes in the operations of these third-party partners due to the ongoing impacts of the COVID-19 pandemic, the impacts of Brexit in the United Kingdom and Europe starting in January 2021 and the impact on supply and demand for delivery services as online adoption accelerates across industries may result in impacts to our service levels or cost of revenue, however there were no such material adverse impacts to our service levels during 2020.

Scaling our Global Platform

We will continue to invest in our smart supply chain management and luxury customer care to provide our consumers with a differentiated global product offering but localized customer experience. Our end-to-end operations include in-house content creation to achieve a luxury product presentation, localized interfaces, multilingual customer service, secure payment methods and seamless customs clearance and tariffs navigation. We will also continue to evolve our Fulfilment by Farfetch proposition with global distribution facilities located to optimize our cross-border network. While we expect our operational expenses to increase as we continue to grow, we expect such expenses to decrease as a percentage of Adjusted Revenue over time as we continue to achieve economies of scale and deliver operating leverage. However we may experience an increase in certain unit costs of operating a global e-commerce business in the global retail industry increasingly adopting to e-commerce, creating an upward pressure on certain costs areas.

Investments in Technology

We will continue to invest in people, product and infrastructure to maintain and grow our platform. Our investment in our technology in the year ended December 31, 2020 was $204.5 million, up 26.7% from $162.6 million in the year ended December 31, 2019. Our technology expense has increased as we continue to recruit additional personnel and to develop our technology expertise across the full spectrum of engineering, architecture, infrastructure, data engineering, integrations, security, agile and project management, and information systems and planning. As of December 31, 2020, we had 1,772 full-time data scientists, engineers and product employees, representing 32.6% of our total headcount. We have adjusted the pace of our increase in technology headcount, by using outsourcing to create a flexible and adaptable workforce to meet fluctuations in development needs. We expect to increase our total number of data scientists and engineers, to approximately 2,200 people by the end of 2021 to address our roadmap of developments for known future programs and categories.

Promotional Activity

The luxury market is subject to promotional activity. Promotions can be company-funded, partner-funded or a mix of both. We use promotions to drive consumer acquisition, retention and sales. We may elect to engage in promotional activity at times and at price levels we deem appropriate, or we may engage in promotional activity when we see market peers doing the same, and our performance may be impacted depending on the level of promotion and funding driven by Farfetch and the market condition.

When competitors increase promotional activity, we can react to those promotions symmetrically by increasing our promotional activity. Alternatively, we can decide not to match competitors’ promotional activity, which we believe improves our relationships with brands and, in turn, supply on the Farfetch Marketplace, as well as promoting the luxury nature of our brand. Promotional activity also has the potential to impact supply; if we decide not to incentivize promotional activity by our retailers by not funding, by reducing our funding, by requiring our retailers to fund promotions in whole or part, or if we increase the mix of partner-funded promotions, it could adversely impact our relationships with our retailers.

Our focus during 2020 has been to reward new and loyal consumers to aid retention with selective, targeted promotions, to support our customers and boutiques through difficult trading periods, as we saw in the first half of 2020 and to support the natural seasonal cycle, end of sale season clearance and key international promotional moments such as Black Friday. This has led to a reduction in the level overall promotions year on year.

Investment in Innovation and Profitable Growth

We have historically invested in opportunities to advance our strategic objectives, including acquisitions, investments in our consumers, and investments to deliver technology and other resources. Whilst these investments present various levels of risk and may result in lower profitability for Farfetch, we believe they will allow us to widen and leverage our platform, expand our consumer base and offering and capitalize on other longer term opportunities.

In November 2020, we announced our joint venture with Alibaba and Richemont to operate the Farfetch marketplace business in the China region, through our existing Farfetch platform, our Farfetch mobile app and through Alibaba’s Tmall Luxury Pavilion. At the same time we announced the LNR initiative aimed at leveraging our, and Alibaba’s, state-of-the-art omnichannel retail technologies to serve the needs of luxury businesses, including a full suite of enterprise solutions powered by Farfetch. These solutions will serve both mono-brand and multi-brand distribution strategies for luxury brands, including fully-connected e-commerce websites and apps, omnichannel retail technology, and access to the Farfetch and Tmall Luxury Pavilion marketplaces via a single integration with our platform expertise.

We intend to invest in building our audience in the Tmall Luxury Pavilion channel, as well as overall Farfetch brand awareness in China in all channels (including our own apps where most of our business is conducted), as we believe this is the time to invest in brand awareness in the market widely recognized as the key driver of growth for the luxury industry. Globally, we expect to invest in building the Farfetch Brand and customer proposition, to deliver customer growth and retention. We will also continue to invest in platform technology to deliver functionality to offer new categories, including beauty, and additional enterprise level platform functionality, particularly supporting the LNR vision.

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

Foreign currency fluctuations.     The global nature of our business means that we earn revenue and incur expenses in a number of different currencies. Movements in exchange rates therefore impact our results and cash flows. Foreign exchange exposure is created by the currency received, determined by the consumer’s location, and the currency we pay to the retailer and brand as determined by their location. This results in transactional foreign currency exposure. Our general policy is to hedge this transactional exposure using forward foreign exchange contracts and foreign exchange option contracts. We do not hedge translation risk.

              Mergers and acquisitions.     We have acquired several businesses recently and we continue to evaluate new opportunities as they arise. When we acquire new businesses, we are required to allocate the consideration payable to the assets acquired. Some of these assets, such as brand names and licenses and consumers lists, need to be amortized over their estimated lives and hence we record an expense to reflect this. This expense impacts our reported results and if we acquire more businesses, we would expect this expense to increase.

Share price fluctuation.    We hold multiple financial liabilities for which one of the valuation inputs is our share price value at period end. Fluctuations in our share price between period ends impact the valuation and as a result, our results of operations. See Note 27 (“Financial instruments and financial risk management”).

Key Operating and Financial Metrics

The key operating and financial metrics we use are set forth below. The following table sets forth our key performance indicators for the years ended December 31, 2018, 2019 and 2020.

	Year ended December 31,
	2018	2019	2020
	(in thousands, except per share data and AOV)
Consolidated Group:
Gross Merchandise Value ("GMV") (1)	$1,407,698	$2,139,699	$3,187,014
Revenue	602,384	1,021,037	1,673,922
Adjusted Revenue (1)	504,590	893,077	1,460,694
Gross Profit	298,450	459,846	770,928
Gross Profit Margin	49.5%	45.0%	46.1%
Loss After Tax	(155,575)	(373,688)	(3,333,071)
Adjusted EBITDA (1)	(95,960)	(121,376)	(47,432)
Adjusted EBITDA Margin (1)	(19.0%)	(13.6%)	(3.2%)
Earnings Per Share (“EPS”)	$(0.59)	$(1.21)	$(9.75)
Adjusted EPS (1)	(0.38)	(0.56)	(0.66)
Digital Platform:
Digital Platform GMV (1)	$1,392,103	$1,947,868	$2,759,476
Digital Platform Services Revenue	488,995	701,246	1,033,156
Digital Platform Gross Profit	291,706	371,913	560,206
Digital Platform Gross Profit Margin (1)	59.7%	53.0%	54.2%
Digital Platform Order Contribution (1)	194,411	220,563	361,419
Digital Platform Order Contribution Margin (1)	39.8%	31.5%	35.0%
Active Consumers (1)	1,382	2,068	3,024
Average Order Value - Marketplace (1)	$619	$608	$568
Average Order Value - Stadium Goods (1)	-	315	316
Brand Platform:
Brand Platform GMV (1)	$-	$164,210	$390,014
Brand Platform Revenue	-	164,210	390,014
Brand Platform Gross Profit	-	75,007	190,806
Brand Platform Gross Profit Margin	-	45.7%	48.9%

(1)	See Item 3. “Key Information — A. Selected Financial Data — Non-IFRS and Other Financial and Other Operating Metrics” for a definition, explanation and, as applicable, reconciliation these measures.

A. Operating Results

This section on operating results analyzes both the consolidated Group results and the results by segment.

Key Operating Results and Operating Metrics of the Group

The following tables shows our consolidated results of operations for the years ended December 31, 2018, 2019 and 2020 and as a percentage of revenue.

	Year ended December 31,
	2018	2019	2020
	(in thousands)
Revenue	$602,384	$1,021,037	$1,673,922
Cost of revenue	(303,934)	(561,191)	(902,994)
Gross profit	298,450	459,846	770,928
Selling, general and administrative expenses	(471,766)	(869,609)	(1,351,483)
Impairment losses on tangible assets	-	-	(2,991)
Impairment losses on intangible assets	-	-	(36,269)
Operating loss	(173,316)	(409,763)	(619,815)
Gains/(losses) on items held at fair value and remeasurements	-	21,721	(2,643,573)
Share of profits of associates	33	366	(74)
Finance income	38,182	34,382	24,699
Finance costs	(18,316)	(19,232)	(108,742)
Loss before tax	(153,417)	(372,526)	(3,347,505)
Income tax (expense)/benefit	(2,158)	(1,162)	14,434
Loss after tax	$(155,575)	$(373,688)	$(3,333,071)

	Year ended December 31,
	2018	2019	2020
	(in percentages)
Revenue	100.0%	100.0%	100.0%
Cost of revenue	(50.5)	(55.0)	(53.9)
Gross profit	49.5	45.0	46.1
Selling, general and administrative expenses	(78.3)	(85.1)	(80.7)
Impairment losses on tangible assets	0.0	0.0	(0.2)
Impairment losses on intangible assets	0.0	0.0	(2.2)
Operating loss	(28.8)	(40.1)	(37.0)
Gains/(losses) on items held at fair value and remeasurements	-	2.1	(157.9)
Share of profits of associates	(0.0)	0.0	-
Finance income	6.3	3.4	1.5
Finance costs	(3.0)	(1.9)	(6.5)
Loss before tax	(25.5)	(36.5)	(200.0)
Income tax (expense)/benefit	(0.4)	(0.1)	0.9
Loss after tax	(25.9%)	(36.6%)	(199.1%)

Comparison of Year Ended December 31, 2019 and 2020

Revenue

	Year ended December 31,
	2019	2020	$ Change	% Change
	(in thousands)
Revenue	$1,021,037	$1,673,922	$652,885	63.9%
Less: Digital Platform Fulfilment Revenue	(127,960)	(213,228)	(85,268)	66.6%
Adjusted Revenue	$893,077	$1,460,694	$567,617	63.6%

Revenue by type of good or service consisted of the following components:

	Year ended December 31,
	2019	2020	$ Change	% Change
	(in thousands)
Digital Platform Services third-party revenue	$496,040	$637,568	$141,528	28.5%
Digital Platform Services first-party revenue	205,206	395,588	190,382	92.8%
Digital Platform Services Revenue	701,246	1,033,156	331,910	47.3%
Digital Platform Fulfilment Revenue	127,960	213,228	85,268	66.6%
Brand Platform Revenue	164,210	390,014	225,804	137.5%
In-Store Revenue	27,621	37,524	9,903	35.9%
Revenue	$1,021,037	$1,673,922	$652,885	63.9%

Revenue for the year ended December 31, 2020 increased by $652.9 million, or 63.9%, compared to the year ended December 31, 2019. Adjusted Revenue for the year ended December 31, 2020 increased by $567.6 million, or 63.6%, compared to the year ended December 31, 2019. The increase was driven by 47.3% growth in Digital Platform Services Revenue to $1,033.2 million and the 66.6% growth in Digital Platform Fulfilment Revenue to $213.2 million. Revenue was further increased by the addition of Brand Platform Revenue following the annualization of the New Guards acquisition which contributed $390.0 million for the year ended December 31, 2020. In-Store Revenue increased 35.9% to $37.5 million primarily due to the addition of revenue from New Guards.

The increase in Digital Platform Services Revenue of 47.3% was primarily driven by 41.7% growth in Digital Platform GMV, including growth in first-party Digital Platform GMV, which is included in Digital Platform Services Revenue at 100% of the GMV. The increase in Digital Platform GMV was primarily driven by increases in Active Consumers from 2,067,500 at December 31, 2019, to 3,024,200 at December 31, 2020, an increase of approximately 46%. This drove an increase in the volume of orders, supported by increased supply from boutiques that closed due to the COVID-19 pandemic related restrictions. This increase was partially offset by a decrease in the Marketplace Average Order Value within Digital Platform driven by a change in category mix, a trend since the beginning of the COVID-19 pandemic, and lower price baskets. Digital Platform Services Revenue was further augmented by significant growth in Farfetch Platform Solutions following the addition of key partners during 2020. Digital Platform Third-Party take rate has decreased slightly from 30.7% for the year ended December 31, 2019 to 29.6% for the year ended December 31, 2020 as a result of growth in Farfetch Platform Services clients who operate on a lower take rate.

Digital Platform Fulfilment Revenue represents the pass-through of delivery and duties charges incurred by our global logistics solutions, net of any Farfetch-funded consumer promotions and incentives. Digital Platform Fulfilment Revenue accounted for 12.7% of revenue in 2020, an increase from 12.5% in 2019. While Digital Platform Fulfilment Revenue would be expected to grow in line with the cost of delivery and duties, which increase as Digital Platform GMV and order volumes grow, a decrease in the level of Farfetch-funded promotions and incentives will increase Digital Platform Fulfilment Revenue, as Digital Platform Fulfilment Revenue is recorded net of such promotions. Digital Platform Fulfilment Revenue increased 66.6%, a higher rate as compared to Digital Platform Services Revenue growth, due to a decline in the number of promotions across the last three quarters of the year.

Cost of revenue, gross profit and gross profit margin

	Year ended December 31,
	2019	2020	$ Change	% Change
	(in thousands)
Cost of revenue	$(561,191)	$(902,994)	$(341,803)	(60.9%)
Gross profit	459,846	770,928	311,082	67.6%
Gross profit margin	45.0%	46.1%

Cost of revenue for the year ended December 31, 2020 increased by $341.8 million, or 60.9%, compared to the year ended December 31, 2019, which was broadly in line with revenue growth. The increase was primarily driven by Digital Platform Revenue and the annualization of the addition of Brand Platform following the acquisition of New Guards has contributed $110.0 million to cost of revenue in the year ended December 31, 2020, growing at a slower rate than Brand Platform Revenue.

Our gross profit margin increased from 45.0% for the year ended December 31, 2019 to 46.1% for the year ended December 31, 2020. This was driven by an increase in Digital Platform Gross Profit Margin from 53.0% to 54.2%, plus an increased mix into Brand Platform where we saw gross profit margin improvements year-over-year.

Within Digital Platform we saw an increase in Digital Platform Gross Profit Margin from 53.0% to 54.2% year-over-year driven by the growth of the first-party original business which operates at a higher margin, increased full price sell-through from our first-party business and enhanced third-party unit economics.

Selling, general and administrative expenses

Selling, general and administrative expenses consists of the following components:

	Year ended December 31,			% of Adjusted Revenue
	2019	2020	% Change	2019	2020
	(in thousands)
Demand generation expense	$(151,350)	$(198,787)	(31.3%)	(16.9%)	(13.6%)
Technology expense	(84,207)	(115,227)	(36.8)	(9.4%)	(7.9%)
Share based payments	(158,422)	(291,633)	(84.1)	(17.7%)	(20.0%)
Depreciation and amortization	(113,591)	(217,223)	(91.2)	(12.7%)	(14.9%)
General and administrative	(345,665)	(504,346)	(45.9)	(38.7%)	(34.5%)
Other items	(16,374)	(24,267)	(48.2)	(1.8%)	(1.7%)
Selling, general and administrative expenses	$(869,609)	$(1,351,483)	(55.4%)	(97.4%)	(92.5%)

Demand generation expense

	Year ended December 31,
	2019	2020	$ Change	% Change
	(in thousands)
Demand generation expense	$(151,350)	$(198,787)	$(47,437)	(31.3%)

Demand generation expense consists primarily of fees that we pay to various media and affiliate partners. Demand generation expense for the year ended December 31, 2020 increased by $47.4 million, or 31.3%, compared to the year ended December 31, 2019. Demand generation expense decreased as a percentage of Digital Platform Services Revenue from (21.6)% in 2019 to (19.2)% in 2020, as we experienced leverage in our Marketplace demand generation spend supported by the underlying strategy to gain efficiencies in our demand generation spend. This was by leveraging data insights to be more targeted in our digital marketing approach, and by scaling marketing operations globally. This is in addition to an increase in non-paid traffic.

Technology expense

	Year ended December 31,
	2019	2020	$ Change	% Change
	(in thousands)
Technology expense	$(84,207)	$(115,227)	$(31,020)	(36.8%)
Capitalized development costs	(78,401)	(89,282)	(10,881)	(13.9%)
Total investment in technology	$(162,608)	$(204,509)	$(41,901)	(25.8%)

Technology expense consists of technology research and of development, staffing costs and other IT costs, including software licensing and hosting. Technology expense for the year ended December 31, 2020 increased by $31.0 million, or 36.8% compared to the year ended December 31, 2019. This was primarily driven by a 17% increase in technology staff headcount from 1,518 to 1,772 during 2020, alongside annualization of headcount recruited in 2019, as we continued to develop new technologies and enhance our digital platform features and services, as well as increased software, hosting and infrastructure expenses, to support the continued growth of the business. We continue to operate three globally distributed data centers, which support the processing of our growing base of transactions, including one in Shanghai dedicated to serving our Chinese consumers. Notably, technology expense as a percentage of adjusted revenue decreased from (9.4)% in 2019 to (7.9)% in 2020.

Total investment in technology amounted to $204.5 million during 2020, $90.0 million of which was capitalized as compared to a total of $162.6 million during 2019, $78.4 million of which was capitalized.

Depreciation and amortization

	Year ended December 31,
	2019	2020	$ Change	% Change
	(in thousands)
Depreciation and amortization	$(113,591)	$(217,223)	$(103,632)	(91.2%)

Depreciation and amortization expense for the year ended December 31, 2020, increased by $103.6 million, or 91.2% compared to the year ended December 31, 2019, primarily driven by $92.8 million increase in our amortization expenses from $85.1 million to $177.9 million year-over-year. Amortization expense increased principally due to $64.2 million of amortization recognized from New Guards purchase price allocation on brands and intangibles. We also continued our technology investments, where qualifying technology development costs are capitalized and amortized over a three-year period, which contributed $22.9 million to the increase in amortization expense year-over-year. Depreciation expense increased by $10.8 million, primarily driven by leases starting in 2020.

Share based payments

	Year ended December 31,
	2019	2020	$ Change	% Change
	(in thousands)
Share based payments	$(158,422)	$(291,633)	$(133,211)	(84.1%)

Share based payments for the year ended December 31, 2020 increased by $133.2 million, or 84.1%, compared to the year ended December 31, 2019, mainly due to a significant increase in the share price during 2020. Employment related taxes and the cost of cash-settled awards contributed to an increase of $115.2 million primarily as a result of the change in share price and quarterly revaluation. New grants of equity-settled awards also contributed to the year-over-year increase.

General and administrative expense

	Year ended December 31,
	2019	2020	$ Change	% Change
	(in thousands)
General and administrative	$(345,665)	$(504,346)	$(158,681)	(45.9%)

General and administrative expense for the year ended December 31, 2020 increased by $158.7 million, or 45.9%, compared to the year ended December 31, 2019, which was driven by additional expenses related to the acquisition of New Guards, in August 2019, and an increase in headcount, excluding technology staff which are included in the technology expense above, from 3,067 to 3,669, an increase of 20%. We increased non-technology headcount across multiple areas to support the expansion of our business. General and administrative costs as a percentage of Adjusted Revenue decreased from (38.7)% to (34.5)% due to leverage of Digital Platform as we have continued to scale the business.

Other items

	Year ended December 31,
	2019	2020	$ Change	% Change
	(in thousands)
Transaction-related legal and advisory expenses	$(15,374)	$(24,598)	$(9,224)	(60.0%)
Loss on impairment of investments carried at fair value	(5,000)	(235)	4,765	95.3%
Release of tax provisions	4,000	-	(4,000)	100.0%
Other	-	566	566	n/a
Other items	$(16,374)	$(24,267)	$(7,893)	(48.2%)

Other items represent items outside the normal scope of our ordinary business activities and non-cash items. Other items totaled $24.3 million for the year ended December 31, 2020, primarily consisting of transaction-related legal and advisory expenses that were incurred mainly due to the issuance of the February 2020, April 2020 and November 2020 Notes.

Impairment losses on tangible and intangible assets

	Year ended December 31,
	2019	2020	$ Change	% Change
	(in thousands)
Impairment losses on right-of-use asset	$-	$(2,234)	$(2,234)	n/a
Impairment losses on property, plant and equipment	-	(757)	(757)	n/a
Impairment losses on tangible assets	$-	$(2,991)	$(2,991)	n/a

Impairment losses on intangible assets	$-	$(36,269)	$(36,269)	n/a
Impairment losses on intangible assets	$-	$(36,269)	$(36,269)	n/a

The impairment charge of $36.3 million on intangible assets for the year ended December 31, 2020, is primarily comprised of a $30.5 million charge related to a reduction in the carrying value of one of the smaller intangible brand assets within New Guards portfolio. The remaining $5.8 million impairment charge on intangible assets related to the closure of our direct consumer-facing channels on JD.com and the associated intangible asset held for the Farfetch Level 1 access button.

Impairment losses on tangible assets of $3.0 million for the year ended December 31, 2020, primarily related to one of our smaller retail locations and comprised a reduction in the carrying value of the right-of-use asset by $1.5 million, and property, plant and equipment by $0.8 million. The remaining $0.7 million impairment charge on tangible assets related to the reduction in the carrying value of the corporate right-of-use assets associated with the impairment of a smaller intangible brand asset within the New Guards portfolio.

The above resulted from our annual considerations of potential impairment of assets, including our intangible assets, whereby indicators of impairment were present. Our impairment assessment incorporated current and potential ongoing impacts of the COVID-19 pandemic across the broader economy. There were no impairment losses in the year ended December 31, 2019.

Gains/(losses) on items held at fair value and remeasurements

	Year ended December 31,
	2019	2020	$ Change	% Change
	(in thousands)
Remeasurement gains/(losses) on put and call option liabilities	$43,247	$(288,853)	$(332,100)	767.9%
Fair value losses of convertible note embedded derivatives	-	(2,354,720)	(2,354,720)	n/a
Change in fair value of acquisition related consideration	(21,526)	-	21,526	100.0%
Gains/(losses) on items held at fair value and remeasurements	$21,721	$(2,643,573)	$(2,665,294)	12,270.6%

Losses on items held at fair value and remeasurements totaled $2,643.6 million. This was primarily due to a $2,354.7 million fair value loss on revaluation of the embedded derivatives relating to our February 2020 Notes, April 2020 Notes and November 2020 Notes. There were no such embedded derivatives in 2019. In addition, we recorded a $287.9 million present value remeasurement loss for the year ended December 31, 2020, compared to a $44.8 million gain for the year ended December 31, 2019, related to Chalhoub Group’s put option over their non-controlling interest in Farfetch International Limited. We also recorded a $0.9 million present value remeasurement loss for the year ended December 31, 2020, compared to a $1.6 million loss for the year ended December 31, 2019, related to our call option over the remaining non-controlling interest in CuriosityChina. There was no change in the fair value of acquisition related consideration for the year ended December 31, 2020, compared to a $21.5 million fair value remeasurement charge for shares issued in the acquisition of New Guards in 2019.

Finance income and cost

	Year ended December 31,
	2019	2020	$ Change	% Change
	(in thousands)
Unrealized exchange gains	$22,856	$19,729	$(3,127)	13.7%
Interest on cash and cash equivalents and short-term deposits	11,526	4,970	(6,556)	56.9%
Finance income	34,382	24,699	(9,683)	28.2%
Unrealized exchange losses	(10,977)	(39,940)	(28,963)	(263.9%)
Lease interest	(3,472)	(6,684)	(3,212)	(92.5%)
Convertible note interest	-	(59,299)	(59,299)	n/a
Other interest expense	(4,783)	(2,819)	1,964	41.1%
Finance costs	(19,232)	(108,742)	(89,510)	(465.4%)
Net finance income/(costs)	$15,150	$(84,043)	$(99,193)	654.7%

Unrealized exchange gains and losses fluctuate given the global nature of our business, where we earn revenue and incur expenses in a number of different currencies. For our accounting policy for foreign currency translations and how these are classified in our consolidated statements of operations, refer to Note 2.3(h) to our audited consolidated financial statements included elsewhere in this Annual Report.

Unrealized exchange gains for the year ended December 31, 2020 decreased by $3.1 million and unrealized exchange loss for the year ended December 31, 2020 increased by $29.0 million, in each case as compared to the year ended December 31, 2019. The net decrease was primarily driven by movements in the exchange rates of BRL, EUR, RUB and GBP verses USD on intercompany, trading and cash balances not in the functional currency of the main operating entities.

Interest on cash and cash equivalents and short-term deposits for the year ended December 31, 2020 decreased by $6.6 million compared to the year ended December 31, 2019, primarily driven by lower interest rates offset by higher average cash balances.

Lease interest expense for the year ended December 31, 2020 increased by $3.2 million to $6.7 million driven by new leases starting in the year ended December 31, 2020.

Convertible note interest for the year ended December 31, 2020 amounted to $59.3 million primarily due to the effective interest on our convertible notes issued in February 2020, April 2020 and November 2020. There were none for the year 2019.

Other interest expense for the year ended December 31, 2020 decreased by $2.0 million to $2.8 million primarily driven by lower interest rates.

Loss after tax

	Year ended December 31,
	2019	2020	$ Change	% Change
	(in thousands)
Loss after tax	$(373,688)	$(3,333,071)	$(2,959,383)	(791.9%)
% of Adjusted Revenue	(41.8%)	(228.2%)

Loss after tax for the for the year ended December 31, 2020, increased by $2,959.4 million, or 791.9% compared to the year ended December 31, 2019. The increase was primarily driven by losses on items held at fair value and remeasurements, which increased $2,665.3 million year-over-year as well as increases in general and administrative expenses, partially offset by an increase in gross profit, as explained above.

Adjusted EBITDA

	Year ended December 31,
	2019	2020	$ Change	% Change
	(in thousands)
Adjusted EBITDA	$(121,376)	$(47,432)	$73,944	60.9%
% of Adjusted Revenue	(13.6%)	(3.2%)

Adjusted EBITDA for the year ended December 31, 2020, increased by $73.9 million, or 60.9%, compared to the year ended December 31, 2019. This was driven by an increase in gross profit as we benefit from the expansion of our global business across all operating segments offset by increased costs as a result of this expansion. Adjusted EBITDA loss as a percentage of Adjusted Revenue decreased from (13.6)% to (3.2)%, reflecting operational synergies as we continued to scale our business.

Comparison of Year Ended December 31, 2018 and 2019

For a comparison of our consolidated results of operations for the years ended December 31, 2018 and 2019, refer to pages 82 through 85 of our Annual Report on Form 20-F for the fiscal year ended December 31, 2019 filed with the SEC on March 11, 2020.

Operating Results by Segment

Digital Platform

The Digital Platform segment activities include the Farfetch Marketplace, Farfetch Platforms Solutions, StadiumGoods.com, Farfetch Store of the Future, and any other online sales channel operated by the Group, including the respective websites of the smaller brands in the New Guards portfolio which are not yet operated through Farfetch Platforms Solutions. It derives its revenues mostly from transactions between sellers and consumers conducted on our dematerialized platforms.

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

There are no intersegment transactions that require elimination. Order Contribution is used to assess the performance and allocate resources between the segments. The operating segment disclosures required under IFRS 8 are provided in Note 6 (“Segmental and geographical information”) to our audited consolidated financial statements, included elsewhere in this Annual Report.

The tables and discussion below set forth financial information and analysis of our three reportable operating segments for the years ended December 31, 2018, 2019 and 2020:

Digital Platform:

	Year ended December 31,
	2018	2019	2020
Digital Platform:	(in thousands)
Services third-party revenue	$378,826	$496,040	$637,568
Services first-party revenue	110,169	205,206	395,588
Services Revenue	488,995	701,246	1,033,156
Fulfilment Revenue	97,794	127,960	213,228
Revenue	586,789	829,206	1,246,384
Less: Cost of revenue	(295,083)	(457,293)	(686,178)
Gross profit	291,706	371,913	560,206
Less: Demand generation expense	(97,295)	(151,350)	(198,787)
Order contribution	$194,411	$220,563	$361,419

Digital Platform performance reflects the increased scale of our global business, both from a supply and demand perspective. There has been significant organic growth as we continued to expand our share of the online luxury market, further supplemented by our continued marketing efforts which generated growth in new consumers and demand growth from existing consumers across international markets. During 2019, we acquired New Guards which contributed to the continued scale and growth of our Digital Platform in 2020.

Digital Platform Services Revenue for the year ended December 31, 2020 increased by $331.9 million, or 47.3%, to $1,033.2 million. This was driven by a 41.7% growth in overall Digital Platform GMV including growth in first-party Digital Platform GMV which is included in Digital Platform Services Revenue at 100% of the GMV. The increase in Digital Platform GMV was primarily driven by increases in Active Consumers from 2,067,500 at December 31, 2019, to 3,024,200 at December 31, 2020 (an increase of approximately 46%) year-over-year, driving an increase in the volume of orders, increased supply from boutiques that closed due to the COVID-19 pandemic related restrictions which was partially offset by a decrease in the Marketplace Average Order Values across the Digital Platform. Digital Platform Services Revenue was further augmented by significant growth in Farfetch Platform Services following the addition of key partners during 2020. Digital Platform Third-Party take rate has reduced slightly from 30.7% for the year ended December 31, 2019 to 29.6% for the year ended December 31, 2020 as a result of growth in Farfetch Platform Services clients who operate on a lower take rate.

Digital Platform Fulfilment Revenue represents the pass-through of delivery and duties charges incurred by our global logistics solutions, net of any Farfetch-funded consumer promotions and incentives. Whilst Digital Platform Fulfilment Revenue would be expected to grow in line with the cost of delivery and duties, which increase as Digital Platform GMV and order volumes grow, an increase in the level of Farfetch-funded promotions and incentives will decrease Digital Platform Fulfilment Revenue, as Digital Platform Fulfilment Revenue is recorded net of such promotions. Digital Platform Fulfilment Revenue increased 66.6% in 2020 a higher rate as compared to fulfillment cost growth in 2020, due to a decline in the number of promotions across the last three quarters of the year.

Cost of revenue for the year ended December 31, 2020 increased by $228.9 million, or 50.1%, compared to the year ended December 31, 2019 primarily driven by Digital Platform Revenue growth.

Our Digital Platform Gross Profit Margin increased from 53.0% for the year ended December 31, 2019 to 54.2% for the year ended December 31, 2020. The increase was driven by the growth of the first-party original business which operates at a higher margin, increased full price sell-through from our first-party business, enhanced third-party unit economics within Farfetch Platform Solutions.

Demand generation expense for the year ended December 31, 2020 increased by $47.4 million, or 31.3%, compared to the year ended December 31, 2019. Demand generation expense as a percentage of Digital Platform Services Revenue decreased from (21.6)% in 2019 to (19.2)% in 2020, as we saw experienced leverage in our Marketplace demand generation spend supported by the underlying strategy to gain efficiencies in our demand generation spend by leveraging data insights to be more targeted in our digital marketing approach, and by scaling marketing operations globally. This is in addition to an increase in non-paid traffic.

Digital Platform Order Contribution Margin increased from 31.5% in 2019 to 35.0% in 2020 as a result of an increased first party sales mix, reduction in promotional activity and demand generation efficiencies.

Brand Platform:

	Year ended December 31,
	2018	2019	2020
Brand Platform:	(in thousands)
Revenue	$-	$164,210	$390,014
Less: Cost of revenue	-	(89,203)	(199,208)
Gross profit or order contribution	$-	$75,007	$190,806

Brand Platform contributed $390.0 million of Revenue and $190.8 million of gross profit for the year ended December 21, 2020 compared to $164.2 million of Revenue and $75.0 million of gross profit in the five months from its acquisition through December 31, 2019. We continue to see strong demand for products within New Guards brand portfolio.

In-Store:

	Year ended December 31,
	2018	2019	2020
In-Stores:	(in thousands)
Revenue	$15,595	$27,621	$37,524
Less: Cost of revenue	(8,851)	(14,695)	(17,608)
Gross profit or order contribution	$6,744	$12,926	$19,916

In-Store Revenue increased 35.9% to $37.5 million in the period ended 2020. Growth is primarily due to the addition of revenue from New Guards and Stadium Goods directly-operated stores partially offset by reduced footfall in Browns retail stores as a result of the COVID-19 pandemic.

Changes in Accounting Policies and Disclosures

Amendments to Standards That Are Mandatorily Effective for the Current Year

During the year ended December 31, 2020, the Group has applied the below amendments to IFRSs issued by the IASB that are mandatorily effective for an accounting period that began on or after January 1, 2020.

•	IFRS 3 Business Combinations (effective January 1, 2020)

‘Definition of a Business (Amendments to IFRS 3)’ clarifies the definition and application guidance for when an entity assesses whether it has acquired a business or a group of assets. The amendments are effective for business combinations for which the acquisition date is on or after the beginning of the first reporting period beginning on or after January 1, 2020. See Note 2.4 to our audited consolidated financial statements included elsewhere in this Annual Report.

•	Definition of material (amendments to IAS 1 ‘Presentation of financial statements’ and IAS 8 ‘Accounting policies, Changes in accounting estimates and errors’ (effective January 1, 2020)

The changes in ‘Definition of Material (amendments to IAS 1 and IAS 8) all relate to revised definition of material as follows:

Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.

Standards Not Adopted

Certain new accounting standards and interpretations issued by the IASB that are mandatorily effective for an accounting period that began on or after January 1, 2020 are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

New and Revised Standards in Issue But Not Yet Effective

At the date of authorization of the consolidated financial statements, we have not applied the following new and revised standards that have been issued but are not yet effective:

•	Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16) (effective January 1, 2021)

“Interest Rate Benchmark Reform – Phase 2” includes amendments that addresses issues that might affect financial reporting after the reform of an interest rate benchmark, including its replacement with alternative benchmark rates. The changes relate to the medication of financial assets, financial liabilities and lease liabilities, specific hedge accounting requirements, and disclosure requirements applying IFRS 7 to accompany the amendments regarding modifications and hedge accounting. The impact of this standard is currently under assessment.

Critical Accounting Estimates and Judgments

Our consolidated financial statements are prepared in conformity with IFRS, as issued by the IASB. In preparing our consolidated financial statements, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in our consolidated financial statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly reevaluate our assumptions, judgments and estimates. Additionally, in the context of the ongoing global COVID-19 pandemic, while there was no material impact to our estimates in the current period, in future periods, facts and circumstances could change and impact our estimates. Our critical accounting estimates and judgments are described in Note 3 to our consolidated financial statements included elsewhere in this Annual Report.

We believe that the following accounting policies reflect the most critical estimates, assumptions and judgements and are significant to the consolidated financial statements.

Critical Accounting Estimates

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

During the measurement period, which may be up to one year from the date of acquisition, the Group may record adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed, with the corresponding offset to goodwill. The Group continues to collect information and re-evaluate these estimates and assumptions as deemed reasonable by management. The Group records any adjustments to these estimates and assumptions against goodwill provided they arise within the measurement period. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of operations.

We also use our best estimates and assumptions to accurately account for the value of put options over non-controlling interests, when applicable:

i) a liability is recognized in the accounts when then non-controlling shareholders have a put option over NCI;

ii) There are no reasonable changes in assumptions and estimates that might materially impact the financial statements.

For details of business combinations please refer to Note 5 of the consolidated financial statements.

Impairment of non-financial assets

Impairment exists when the carrying value of an asset CGU or group of CGU exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow (“DCF”) model. The cash flows are derived from the budget and projections for the next five to nine years, according to the development and maturity of each CGU. The significant judgements and assumptions used in calculating the recoverable amount are (i) the expected future revenue growth rates, including the terminal growth rate (ii) the anticipated operating margin, and (iii) the discount rates applied to the future cash flows of the CGUs. These estimates are most relevant to goodwill and long-life intangibles recognized by the Group.

The key assumptions for the value in use calculations are the revenue growth rates and the pre-tax discount rates. The Group extrapolates the cash flows in the fifth or nineth year based on an estimated growth rate of 2% (2019: 2%). This rate does not exceed the average long-term growth rate for the relevant markets. The pre-tax discount rate used to discount the forecast cash flows ranges from 9.6% to 11.2% (2019: 7.7% to 11.7%). The pre-

tax discount rate applied is derived from a market participant’s estimated weighted average cost of capital. The assumptions used in the calculation of the Group’s weighted average cost of capital are benchmarked to externally available data.

Sensitivity analysis on the impact of changes in these key assumptions on the recoverable amount of each CGU has been performed and the results have been disclosed in Note 16 of the F-pages.

In 2020, as a result of the COVID-19 pandemic and related impairment triggers, we conducted an impairment test on our intangible assets (Note 16), property plant and equipment (Note 17) and right-of-use assets (Note 18). We identified an impairment requirement on the property, plant and equipment and a right-of-use asset at one of our smaller retail locations, which we considered separate CGUs. The impairment on property, plant and equipment and the right-of-use asset amounted to $0.8 million and $2.2 million respectively.

Also in 2020, we recognized an impairment charge of $36.3 million on intangible assets primarily comprised of $30.5 million related to a reduction in the carrying value of intangible brand assets and corporate right-of-use assets associated with New Guards brand portfolio. The remaining $5.8 million impairment charge on intangible assets related to the closure of our direct consumer-facing channels on JD.com and the associated intangible asset held for the Farfetch Level 1 access button. This resulted from our annual considerations of potential impairment of assets, including our intangible assets, whereby indicators of impairment were present.

Fair value of financial instruments, including embedded derivatives

Where the fair value of financial assets and liabilities recorded in the financial statements cannot be derived from active markets, their fair value is determined using valuation techniques including the Black Scholes option pricing model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required in establishing fair values. The judgements include considerations of inputs such as the risk-free rate and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

When measuring the fair value of an asset or liability, we use observable market data to the greatest extent possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

Level 1: quoted prices (unadjusted) in active markets for identical assets and liabilities

Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)

February 2020 Notes

The fair value of the February 2020 Notes are measured using an option pricing model with Level 2 inputs, with the key assumptions being the share price at the reporting date, risk free rate of US treasury bonds of similar terms to maturity and expected share price volatility. A change in these assumptions has the following impact:

If the share price increases by $1, the fair value of the February 2020 Notes embedded derivative would increase and the related fair value remeasurement loss in the consolidated statements of operations would increase by $20.3 million.

If the risk-free rate increases by 1%, the fair value of the February 2020 Notes embedded derivative would increase and the related fair value remeasurement loss in the consolidated statements of operations would increase by $11.4 million.

If the expected volatility increases by 1%, the fair value of the February 2020 notes embedded derivative would increase and the related fair value remeasurement loss in the consolidated statements of operations would increase by $0.6 million.

April 2020 Notes

The fair value of the April 2020 Notes are measured using an option pricing model with Level 2 inputs, with the key assumptions being the share price at the reporting date, risk free rate of US treasury bonds of similar terms to maturity and expected share price volatility. A change in these assumptions has the following impact:

If the share price increases by $1, the fair value of the April 2020 Notes embedded derivative would increase and the related fair value remeasurement loss in the consolidated statements of operations would increase by $24.2 million.

If the risk-free rate increases by 1%, the fair value of the April 2020 Notes embedded derivative would increase and the related fair value remeasurement loss in the consolidated statements of operations would increase by $20.2 million.

If the expected volatility increases by 1%, the fair value of the April 2020 Notes embedded derivative would increase and the related fair value remeasurement loss in the consolidated statements of operations would increase by $2.3 million.

November 2020 Notes

The fair value of the November 2020 Notes are measured using an option pricing model with Level 2 inputs, with the key assumptions being the share price at the reporting date, risk free rate of US treasury bonds of similar terms to maturity, expected share price volatility and credit spread. A change in these assumptions has the following impact:

If the share price increases by $1, the fair value of the November 2020 Notes embedded derivative would increase and the relative fair value remeasurement loss in the consolidated statements of operations would increase by $13.7 million.

If the expected volatility increases by 1%, the fair value of the November 2020 Notes embedded derivative would increase and the related fair value remeasurement loss in the consolidated statements of operations would increase by $5.2 million.

If the credit spread increases by 50 basis points, the fair value of the November 2020 Notes embedded derivative would increase and the related fair value remeasurement loss in the consolidated statements of operations would increase by $2.5 million.

Put and call option liabilities

The Group records the value of put and call option liabilities at the present-value of probability-weighted future cash flows related to certain performance criteria and the fair value of our common stock at each reporting date. A change in the key assumptions has the following impact:

If the share price increases by $1, the fair value of the put and call option liability relating to Chalhoub would increase and the relative fair value remeasurement loss in the consolidated statements of operations would increase by $11.2 million.

If the expected volatility increases by 1%, the fair of the put and call option liability relating to Chalhoub would increase and the related fair value remeasurement loss in the consolidated statements of operations would increase by $1.8 million.

If the credit spread increases by 50 basis points, the fair value of the put and call option liability relating to Chalhoub would decrease and the related fair value remeasurement loss in the consolidated statements of operations would decrease by $3.4 million.

Critical accounting judgements

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

Recognition of a deferred tax asset

The Group has accumulated significant unutilized trading tax losses (please see Note 25 of the consolidated financial statements). Deferred tax assets are recognized to the extent that it is probable that there are sufficient suitable deferred tax liabilities or future taxable profits will be available against which deductible temporary differences can be utilized. The key area of judgement in respect of deferred tax accounting is the assessment of the expected timing and manner of realization or settlement of the carrying amounts of assets and liabilities held at the reporting date. In particular, assessment is required of whether it is probable that there will be suitable future taxable profits against which any deferred tax assets can be utilized. The Group reviews this assessment on an annual basis.

Identification of embedded derivative in borrowing arrangements

During the year ended December 31, 2020, the Group issued senior convertible notes for amounts of $250.0 million, $400.0 million and $600.0 million. Each arrangement contains certain conversion options that are bifurcated from the contract and valued separately. For each senior convertible note, there is significant judgement in determining the options to be bifurcated and valued separately, the valuation model and valuation methodology.

Farfetch UK Limited functional currency change – date of change

As disclosed on Note 2.3 of the consolidated financial statements, in January 2019 the functional currency of Farfetch UK Limited, the Group’s primary trading entity, changed from pound sterling to U.S dollar. For further details please refer to Note 2.3.

Non-controlling interests

NCI is recognized at the time of acquisition when it is considered that the risks and rewards associated with NCI rests with non-controlling shareholders and not recognized if it is considered that the risks and rewards rest with Farfetch.

B. Liquidity and Capital Resources

General

As of December 31, 2020, we had cash and cash equivalents of $1,573.4 million. Our cash and cash equivalents consist primarily of cash in bank accounts and short-term deposits in money market funds.

Since our inception, we have financed our operations primarily through equity and debt issuances, and cash generated from our operating activities. Our primary requirements for liquidity and capital are to finance working capital, capital expenditures, business combinations and general corporate purposes.

Mainly as a result of the losses on items held at fair value and remeasurements during the year, our total equity decreased from $1,337.8 million as at December 31, 2019 to $(1,676.1) million as at December 31, 2020. The losses on items held at fair value and remeasurements during the year is mainly driven the year end revaluation of the embedded derivatives relating to the convertible senior notes discussed below. Unless earlier converted, redeemed or repurchased in accordance with their terms, the notes may be settled, at Farfetch’s election and subject to certain exceptions and conditions, in Class A ordinary shares of Farfetch, cash, or a combination of cash and Class A ordinary shares of Farfetch.

On February 5, 2020, we completed the private placement of convertible senior notes to Tencent and Dragoneer, pursuant to which we received $250 million and issued the notes to the purchasers. The notes will mature on December 31, 2025, unless earlier converted, redeemed or repurchased in accordance with their terms. On April 30, 2020, we completed the private offering of $400 million in aggregate principal amount of convertible senior notes for net proceeds of $390 million. The notes will mature on May 1, 2027, unless earlier converted, redeemed or repurchased in accordance with their terms. The notes will bear interest at a rate of 3.75% per year payable semi-annually in arrears on May 1 and November 1 of each year, beginning on November 1, 2020. On November 15, 2020, we completed the offering of $600 million in aggregate principal amount of convertible senior notes. The notes will mature on November 15, 2030, unless earlier converted, redeemed or repurchased in accordance with their terms. The notes will not bear any interest.

We believe that our sources of liquidity and capital will be sufficient to meet our business needs for at least the next twelve months. Our capital expenditures consist primarily of technology development costs, computer equipment and the fit out and improvements to our offices.

The following table shows summary consolidated cash flow information for the periods presented.

	Year ended December 31,
	2018	2019	2020
	(in thousands)
Net cash (outflow)/inflow from operating activities	$(116,205)	$(126,642)	$116,315
Net cash outflow from investing activities	(63,538)	(583,503)	(132,641)
Net cash inflow/(outflow) from financing activities	859,526	(15,249)	1,261,040
Net increase/(decrease) in cash and cash equivalents	$679,783	$(725,394)	$1,244,714

Net cash (outflow)/inflow from operating activities

Net cash inflow from operating activities increased by $243.0 million to $116.3 million in the year ended December 31, 2020 compared to a $126.6 million cash outflow from operating activities in the year ended December 31, 2019. The increase is mainly due to a working capital benefit of $248.2 million, an increase in provisions of $85.0 million and an increase in other assets and liabilities of $43.1 million, partially offset by an increase in taxes paid of $48.9 million.

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

Net cash outflow from investing activities

Net cash outflow from investing activities decreased to $132.6 million in the year ended December 31, 2020, a decrease of $450.9 million. The decrease was primarily due to the fact that there was a reduction in acquisition activity during the current year compared to the prior year.

Net cash outflow from investing activities increased to $583.5 million in the year ended December 31, 2019 from $63.5 million in the year ended December 31, 2018, an increase of $520.0 million. The increase was primarily due to the acquisitions of Stadium Goods, CuriosityChina and New Guards. See Note 5 on Business combinations for more details.

Net cash (outflow)/inflow from financing activities

Net cash inflow from financing activities increased to $1,261.0 million in the year ended December 31, 2020, an increase of $1,276.3 million. The increase was primarily due to the issue of three convertible senior notes during the year for total aggregate principal amounts of $250 million, $400 million and $600 million. The notes bear interest at a rate of 5%, 3.75% and 0% respectively. During the year we also issued shares to Artemis for proceeds of $50.0 million.

Net cash outflow from financing activities for the year ended December 31, 2019 was $15.2 million due mainly to repayments on finance leases.

Indebtedness

On February 5, 2020, we completed the private placement of convertible senior notes to Tencent and Dragoneer (together, the “Purchasers”), pursuant to which we received $250 million and issued the February 2020 Notes to the Purchasers. The February 2020 Notes will mature on December 31, 2025, unless earlier converted, redeemed or repurchased in accordance with their terms. The February 2020 Notes are our senior, unsecured obligations and bear interest at a rate of 5% per year, payable quarterly in arrears on March 31, June 30, September 30, and December 31 of each year, commencing on March 31, 2020. The February 2020 Notes may be converted at any time until the close of business on the second scheduled trading day immediately before the maturity date, at an initial conversion price of $12.25. Upon conversion, the February 2020 Notes will be settled, at our election, in our Class A ordinary shares, cash, or a combination of cash and Class A ordinary shares (subject to certain exceptions set forth in the Indenture). Holders of the February 2020 Notes will have the right to require us to repurchase all or some of their February 2020 Notes for cash at 100% (or 150%, in the event of a change in control, as defined in the Indenture) of their principal amount, plus all accrued and unpaid interest to, and including, the maturity date, upon the occurrence of certain corporate events, subject to certain conditions.

We may not redeem the February 2020 Notes prior to the fourth anniversary of the closing date, unless certain changes in tax law or other related events occur. We may redeem all, but not less than all, of the February 2020 Notes, at our option, four years after the closing date, but on or before the 35th scheduled trading day immediately preceding the maturity date, at a redemption price equal to 165% of the principal amount of the February Notes to be redeemed, plus accrued and unpaid interest to, and excluding, the redemption date.

On April 30, 2020, we completed the private placement of convertible senior notes to qualified institutional buyers, pursuant to which we received $390 million net proceeds and issued the April 2020 Notes to the institutional buyers. The April 2020 Notes will mature on May 1, 2027 unless earlier converted, redeemed or repurchased in accordance with their terms. The April 2020 Notes are our senior, unsecured obligations and bear interest at a rate of 3.75% per year, payable semi-annually in arrears on May 1 and November 1 of each year, commencing on 1 November 1, 2020. The April 2020 Notes may be converted at an initial conversion price of $16.13 per share. The April 2020 Notes may only be converted under the following circumstances; (i) during any calendar quarter commencing after the calendar quarter ending on September 30, 2020 (and only during such quarter), if the last reported sale price per ordinary share exceeds 130% of the conversion price for each of at least 20 trading days (whether or not consecutive) during the 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter; and (ii) during the five days immediately after any ten-day period in which the trading price per $1,000 principal of notes each day was less than 98% of the product of the last reported share price on such day and the conversion rate. Upon conversion, the April 2020 Notes will be settled, at our election, in our Class A ordinary shares, cash, or a combination of cash and Class A ordinary shares (subject to certain exceptions set forth in the Indenture). Holders of the April 2020 Notes will have the right to require us to repurchase all or some of their April 2020 Notes for cash at 100% of their principal amount, plus all accrued and unpaid interest to and including, the maturity date, upon the occurrence of certain corporate events, subject to certain conditions.

Farfetch may redeem the April 2020 Notes for cash at any time prior to maturity, if certain tax-related events occur or, on or after May 6, 2024 and on or before the 35th scheduled trading day before the maturity date, at its option, if the last reported sale of Farfetch’s Class A ordinary shares exceeds 130% of the conversion price for a specified period of time. The redemption price will equal the principal amount of the notes to be redeemed, plus accrued and unpaid interest.

On November 17, 2020, we completed the placement of convertible senior notes to Alibaba and Richemont for total gross proceeds of $600 million. The November 2020 Notes will mature on November 15, 2030 unless earlier converted, redeemed or repurchased in accordance with their terms. The November 2020 Notes will not bear regular interest, and the principal amount of the November 2020 Notes will not accrete. At any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date, a holder may convert the November 2020 Notes at its option at an initial conversion price of approximately $32.29, which reflects a 22% premium to the volume-weighted average price over the trailing 30 trading day period ended on October 30, 2020. Upon conversion, the November 2020 Notes will be settled in Class A ordinary shares of Farfetch (with our right, in certain circumstances, to settle the November 2020 Notes in its Class A ordinary shares, cash or a combination thereof, at Farfetch’s election). If certain events occur that constitute a “fundamental change” (as defined in the indenture governing the terms of the November 2020 Notes), holders of the November 2020 Notes will have the right to require the Company to repurchase all or some of their November 2020 Notes for cash at a repurchase price equal to 100% of their principal amount, plus all accrued and unpaid special interest, if any, to, and including, the maturity date. Farfetch will, under certain circumstances, increase the conversion rate for holders who convert the November 2020 Notes in connection with a fundamental change.

Alibaba and Richemont may require us to repurchase all or part of their respective November 2020 Notes on June 30, 2026 at a repurchase price equal to 100% of the principal amount of the November 2020 Notes to be repurchased, plus accrued and unpaid special interest, if any, to, but excluding, such repurchase date.

We will not be able to redeem the November 2020 Notes prior to November 15, 2023, except in the event of certain tax law changes. On or after November 15, 2023, we may redeem, for cash, all or part of the relevant November 2020 Notes if the last reported sale price of its Class A ordinary shares has been at least 130% (or 200%, if over 5% of the relevant November 2020 Notes are held at the time by Alibaba Group or Richemont) of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which we provide notice of the redemption, at a redemption price equal to 100% of the principal amount of the November 2020 Notes to be redeemed, plus accrued and unpaid special interest, if any, to, but excluding, the redemption date.

Share Based Payments

Employees receive remuneration in the form of share based payments in the form of either equity or cash settled depending on the scheme. For further details, See Note 2.3 (o), to our audited consolidated financial statements included elsewhere in this Annual Report for further detail.

C. Research and Development, Patents and Licenses, etc.

See Note 11 to our audited consolidated financial statements included elsewhere in this Annual Report.

D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2020 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

In the ordinary course of business, we enter into lease commitments and capital commitments. These transactions are recognized in the consolidated financial statements in accordance with IFRS, as issued by the IASB, and are more fully disclosed therein.

As of December 31, 2020, there were no off-balance sheet arrangements reasonably likely to have a material effect on the Group.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2020:

	Payments due by period
Contractual Obligations	Total	Less than one year	One-three years	Three-five years	More than five years
	(in thousands)
Long term debt	$1,410,000	$27,500	$55,000	$305,000	$1,022,500
Put and call option liabilities	348,937	-	348,937	-	-
Finance leases	207,229	33,703	61,296	50,800	61,430
Purchase Obligations	130,538	10,985	115,140	4,413	-
Total	$2,096,704	$72,188	$580,373	$360,213	$1,083,930

The contractual obligations relate primarily to marketing, consulting, maintenance, license agreements, cloud services, and other third-party agreements.

G. Safe Harbor

See the section entitled "Cautionary Statement Regarding Forward-Looking Statements" at the beginning of this Annual Report.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Executive Officers and Board Members

The following table presents information about our current executive officers and members of our Board of Directors, including their ages as of March 4, 2021:

Name	Age	Position
Executive Officers
José Neves (4)	46	Chief Executive Officer and Chairman of the Board
Elliot Jordan	45	Chief Financial Officer
Stephanie Phair	42	Chief Customer Officer
Board Members
Dana Evan (1)(2)(4)	61	Board Member
J. Michael Evans	63	Board Member
Stephanie Horton (4)	49	Board Member
Diane Irvine (1)(3)	62	Board Member
Victor Luís (1)(3)	54	Board Member
David Rosenblatt (2)(3)	52	Board Member
Gillian Tans (1)(2)	50	Board Member

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Nominating and Corporate Governance Committee.
(4)	Member of the Environmental, Social and Governance Committee.

The current business addresses for our executive officers and members of our Board of Directors is c/o Farfetch Limited, The Bower, 211 Old Street, London EC1V 9NR, United Kingdom.

Executive Officers

José Neves is our founder and has served as our Chief Executive Officer since 2008. He is also Chairman of our Board. Mr. Neves has been involved in luxury fashion since the mid-1990s when he launched the footwear business SWEAR. Mr. Neves later founded SIX London, and in 2001, Mr. Neves opened the B-Store, which won the British Fashion Award for Retailer of the Year in 2006. Mr. Neves served on the British Fashion Council Board from 2016 to 2018. Mr. Neves currently serves on the Board of Directors of several private companies. Mr. Neves studied Economics at the Universidade do Porto in Portugal.

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

Stephanie Phair has served as our Chief Customer Officer since August 2019, prior to which she had served as our Chief Strategy Officer since November 2016. Ms. Phair was previously founder and President of TheOutnet.com and was part of the Executive team of the Net-a-Porter Group from 2009 to 2015. She has more than twenty years of luxury and e-commerce experience, having worked for Issey Miyake, American Vogue and at Portero in New York. Most recently, she has consulted with a number of start-ups in the digital space and advised private equity firms on investments. She is also an advisor for venture capital firm Felix Capital and sits on the

Board of Moncler SpA. In May 2018, Ms. Phair was appointed as Chairman of the British Fashion Council. Ms. Phair holds an MA in Politics, Philosophy and Economics from Oxford University and speaks four languages.

Board Members

Biographical information for José Neves, our Chief Executive Officer and Chairman of the Board of Directors, may be found above in the section entitled “Executive Officers.”

Dana Evan has served as a non-executive Director since April 2015. Ms. Evan has invested in and served on the Boards of companies in the internet, technology and media sectors since 2007. Between 1996 and 2007, Ms. Evan served as Chief Financial Officer of VeriSign, Inc. Between 2007 and 2020, Ms. Evan served as a venture partner at Icon Ventures. Ms. Evan brings over twenty-five years of executive leadership experience in global finance and operations management in the technology and media sectors. Ms. Evan currently serves on the Boards of Survey Monkey Inc., Domo Inc., Box, Inc. and Proofpoint, Inc. Ms. Evan has also served on the Board of Directors of Criteo S.A. from 2013 to 2017, Fusion-IO, Inc. from 2011 until it was acquired by SanDisk in August 2014, Everyday Health Inc. until it was acquired by Ziff Davis, LLC in December 2016, and Omniture, Inc., until it was acquired by Adobe Systems Inc. in 2009. In 2019, Ms. Evan was selected as the Director of the Year by the National Association of Corporate Directors. Ms. Evan holds a B.S. degree in Commerce from the University of Santa Clara and is a Certified Public Accountant (inactive).

J. Michael Evans has served as a non-executive Director since December 2020.  Mr. Evans has been the President of Alibaba since September 2015 and has served on its Board of Directors since September 2014.  Prior to this, Mr. Evans served as Vice Chairman of the Goldman Sachs Group, Inc. from February 2008 until his retirement in December 2013. From 2004 to 2013 Mr. Evans served as Godman Sachs Chairman of Asia Operations and was its Global Head of Growth Markets from January 2011 to December 2013. He also Co-Chaired the Business Standards Committee of Goldman Sachs from 2010 to 2013. Mr. Evans joined Goldman Sachs in 1993, became a Partner of the firm in 1994 and held various leadership positions within the firm's securities business while based in New York and London, including Global Head of Equity Capital Markets and Global Co-Head of the Equities Division, and Global Co-Head of the securities business.  He is a Board Member of City Harvest, a Trustee of the Asia Society, a member of the Advisory Council for the Bendheim Center for Finance at Princeton University, and in August 2014, he joined the Board of Barrick Gold Corporation. Mr. Evans received his bachelor’s degree in politics from Princeton University in 1981.

Stephanie Horton has served as a non-executive Director since August 2020. A twenty-five-year veteran of the luxury fashion and marketing communities, Ms. Horton brings extensive experience in delivering creative marketing solutions for global brands. Ms. Horton has served as the Director of Marketing for Google Shopping since August 2020. Previously, Ms. Horton served as a consultant Chief Executive Officer at Hemp Tailor, a designer of sustainable hemp clothing. From October 2017 to December 2019, Ms. Horton served as Chief Strategy Officer at Alexander Wang, where she was responsible for building international strategic partnerships for business growth opportunities as well as overseeing a range of strategic global functions. Prior to this, Ms. Horton served as Chief Marketing Officer at Farfetch from 2013 to 2017. Ms. Horton also served as the Head of Global Communications and Brand Marketing at Shopbop.com from 2011 to 2013 and served as Executive Director of Creative Services at Vogue Magazine from 2006 to 2011 and as Director, Marketing Services at The New York Times, from 2001 to 2005. Ms. Horton also currently serves on the Board of several private companies. Ms. Horton is also the joint co-founder of Fashion Tech Connects, an initiative created to increase the number of women of color in fashion and tech positions. Ms. Horton holds a degree from the University of Michigan and an MBA from DePaul University Kellstadt Graduate School of Business.

Diane M. Irvine has served as a non-executive Director since August 2020. Ms. Irvine previously served as Chief Executive Officer of Blue Nile, Inc., an online retailer of diamonds and fine jewelry, from 2008 to 2011, and as President from 2007 to 2008. Ms. Irvine also served as the Chief Financial Officer of Blue Nile from 1999 to 2007. Between 1994 and 1999, Ms. Irvine served as Vice President and Chief Financial Officer of Plum Creek Timber Company, Inc. and, from 1981 to 1994, Ms. Irvine served in various capacities, most recently as a Partner, at Coopers & Lybrand LLP. Ms. Irvine has also previously served on the Board of Directors of the XO Group, Inc. from 2014 until its merger with WeddingWire in 2018. Ms. Irvine currently serves on the Boards and Audit

Committees of Yelp Inc., Funko, Inc. and Casper Sleep Inc. Ms. Irvine also serves on the Boards of several private companies. Ms. Irvine holds a B.S. in Accounting from Illinois State University and an M.S. in Taxation and a Doctor of Humane Letters from Golden Gate University.

Victor Luís has served as a non-executive Director since August 2020. Mr. Luís brings extensive luxury fashion experience to our Board, with prior roles in luxury companies in key regions, including Asia-Pacific, particularly China and Japan, and North America. From January 2014 to September 2019, Mr. Luís served as the Chief Executive Officer and on the Board of Directors of Tapestry, Inc. (formerly known as Coach, Inc.), a multinational luxury fashion company, where he led the transformation into Tapestry Inc., a New York-based house of modern luxury brands including Coach, Kate Spade and Stuart Weitzman. Previously, Mr. Luís served in a variety of leadership roles with increasing responsibility at Coach, Inc., beginning as President and Chief Executive Officer of Coach Japan in 2006, and rapidly assumed additional leadership responsibilities globally, progressing to President and Chief Commercial Officer of Coach, Inc. in 2013. Prior to joining Coach, Inc., from 2002 to 2006, Mr. Luís was President and Chief Executive Officer of Baccarat, Inc., where he ran the North American operation of the French luxury brand. Mr. Luís joined the Moët-Hennessy Louis Vuitton Group in 1995, ultimately advancing to President and Chief Executive Officer of its subsidiary, Givenchy Japan Incorporated, before leaving in 2002. Mr. Luís currently serves on the Board and Compensation Committee of Deckers Outdoor Corporation and is an investor in and advisor to several private companies. Mr. Luís holds a B.A. degree from the College of the Holy Cross in Massachusetts and an M.A. in International Economics from Durham University.

David Rosenblatt has served as non-executive Director since May 2017. Since 2011, Mr. Rosenblatt has served as the Chief Executive Officer of 1stdibs.com and also serves on its Board of Directors. From 2004 through 2008, Mr. Rosenblatt served as the Chief Executive Officer of DoubleClick. Following Mr. Rosenblatt’s sale of DoubleClick to Google in 2007, he served as Google’s President of Display Advertising until 2009. Mr. Rosenblatt currently serves on the Board of Twitter, where he serves on the Compensation and Nominating and Governance Committees, and on the Board of IAC/InterActive Corp, where he also serves on the Compensation Committee. He has previously served on the Board of GSI Commerce. Mr. Rosenblatt has a degree from Yale University and an MBA from the Stanford University Graduate School of Business.

Gillian Tans has served as a non-executive Director since August 2020. Ms. Tans has served as Chairwoman of Booking.com, an online worldwide travel agency and the largest brand of Booking Holdings Inc., since June 2019. Previously, Ms. Tans served as the President and Chief Executive Officer of Booking.com, where she was responsible for overseeing all of Booking.com’s functional departments and operations, from January 2015 and April 2016, respectively, until June 2019. Ms. Tans served as Booking.com’s Chief Operating Officer from September 2011 to April 2016 and as Booking.com’s Director of Hotels & Content from 2002 to 2011. Before joining Booking.com, Ms. Tans served in a variety of roles with increasing responsibility at the Golden Tulip Worldwide hotel group, where she served as Product Manager, Marketing Manager and Director of Sales. Ms. Tans has also worked for the Intercontinental Hotel Group and with a number of independent hotels. Ms. Tans began her career at Hershey Entertainment and Resorts.

Director Nomination and Appointment Rights

In connection with Alibaba’s purchase of the November 2020 Notes, Alibaba nominated J. Michael Evans, Alibaba’s President, to serve on our Board, and Alibaba and José Neves, amongst others, entered into a commitment agreement, pursuant to which Mr. Neves agreed to exercise all voting rights held directly or indirectly by him in favor of any shareholder resolution proposing to appoint Mr. Evans, or another designated Alibaba senior executive as a Director on our Board. This obligation is conditional on Alibaba continuing to hold not less than 75% (based on its aggregate interest in us and Farfetch China) of its initial interest in us immediately following completion of the Farfetch China joint venture.

B. Compensation

Compensation

We set out below the amount of compensation paid and benefits in kind provided by us or our subsidiaries to our executive officers and members of our Board of Directors for services in all capacities to us or our subsidiaries for the year ended December 31, 2020, as well as the amount contributed by us or our subsidiaries to retirement benefit plans for our executive officers and members of our Board of Directors.

Executive Officer and Board Member Compensation

The compensation for each of our executive officers is comprised of the following elements: base salary, an annual incentive tied to achievement of Company and individual performance, contractual benefits, and pension contributions; except that our Chief Executive Officer does not receive a base salary. Total cash compensation paid and benefits in kind provided to our executive officers and members of our Board of Directors for the year ended December 31, 2020 was $1,714,761. In addition, our executive officers and members of our Board of Directors were granted an aggregate of 3,401,470 shares (equivalent to a value of $21,149,940, based on the accounting fair value as of the grant date), comprised of restricted stock units and shares subject to stock options, in the year ended December 31, 2020 pursuant to the 2018 Farfetch Employee Equity Plan (as defined below). The exercise price of the stock options granted to our executive officers and members of our Board of Directors during the year ended December 31, 2020 was $11.33. These stock options are subject to varying vesting schedules over a multi-year period. We have not set aside or accrued any amounts to provide pension, retirement or similar benefits to our executive officers or members of our Board of Directors.

Long-Term Incentive Plans

Farfetch.com Limited Share Option Scheme

The Farfetch.com Limited Share Option Scheme (the “Share Option Plan”) allows for the grant of options to purchase Class A ordinary shares to eligible Directors or employees. The Share Option Plan is administered by our Board of Directors whose decisions on all disputes and matters concerning the interpretation of the rules are final. Options granted under the Share Option Plan are governed by the rules of the Share Option Plan and an option agreement entered into with each participant. The options generally vest over four years from the date of grant of the option, subject to the participant’s continued employment by us. The Share Option Plan is closed to any new grants.

Farfetch.com Limited 2015 Long-Term Incentive Plan

The Farfetch.com Limited 2015 Long-Term Incentive Plan (the “LTIP”) allows for the grant of options to purchase Class A ordinary shares, restricted shares and linked awards to eligible Directors or employees of Farfetch or its subsidiaries. The LTIP is administered by our Board of Directors whose decisions on all disputes and matters concerning the interpretation of the rules are final. No restricted shares have been granted under the LTIP. Options granted pursuant to the LTIP vest over four years subject to the participant’s continued employment by us. The LTIP is closed to any new grants.

Pursuant to the LTIP, we entered into linked award deeds (the “Linked Award Deeds”) with certain employees, which provide the employee with the simultaneous award of an option to purchase ordinary shares and the issuance of restricted linked Class A ordinary shares (together, a “Linked Award”). The restricted linked Class A ordinary shares are not transferable.

The restricted linked ordinary shares converted into restricted Class A ordinary shares immediately prior to our IPO in September 2018. On each occasion that an employee proposes to realize the Linked Awards, a formula (as set out in the applicable Linked Award Deed) is applied to calculate how many linked shares will cease to be subject to restrictions on transfer to deliver to the employee the “in-the-money value” of the Linked Award (i.e., the market value of our Class A ordinary shares less the exercise price). If the in-the-money value of the vested Linked Award is delivered by the release of linked shares, the options purported to be exercised will lapse. To the extent an employee does not hold a sufficient number of linked shares to deliver the in-the-money value of the Linked Award being exercised, then the remaining option will be exercised over Class A ordinary shares.

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

2018 Farfetch Employee Equity Plan

We adopted the 2018 Farfetch Employee Equity Plan (the “2018 Plan”), under which we may grant cash and equity-based incentive awards to our eligible employees, consultants and directors. The 2018 Plan is administered by our Board of Directors with respect to awards to non-employee Directors and by the Compensation Committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of our Directors and/or officers (referred to collectively as the “Plan Administrator,” below), subject to certain limitations that may be imposed under stock exchange rules.

The 2018 Plan provides for the grant of share options, including incentive share options (“ISOs”) and nonqualified share options (“NSOs”) restricted shares, dividend equivalents, share payments, restricted share units (“RSUs”), performance shares, other incentive awards, share appreciation rights (“SARs”) and cash awards. All awards under the 2018 Plan will be set forth in award agreements, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards generally will be settled in Class A ordinary shares, but the Plan Administrator may provide for cash settlement of any award.

Individual award agreements may also provide for additional accelerated vesting and payment provisions. All awards will be subject to the provisions of any claw-back policy implemented by us to the extent set forth in such claw-back policy and/or in the applicable award agreement.

Indemnification

Our executive officers and Board members have the benefit of indemnification provisions in our Articles. These provisions give our executive officers and Board members the right to the fullest extent permitted by law to recover from us amounts, including but not limited to, litigation expenses and any damages they are ordered to pay in relation to acts or omissions in the performance of their duties.

Insofar as indemnification of liabilities arising under the Securities Act may be permitted to executive officers and Board members or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

C. Board Practices

Board of Directors

We currently have eight Directors, all of whom, other than Mr. Neves and Mr. Evans, have been determined by the Board to qualify as “independent” pursuant to the rules of the NYSE. Mr. Neves serves as the Chairman of our Board. Directors can be appointed and removed and/or replaced by an ordinary resolution of the shareholders. In addition, Directors may be appointed either to fill a vacancy arising from the resignation of a former Director or as an addition to the existing Board by the affirmative vote of a simple majority of the Directors present and voting at a Board meeting, which shall include the affirmative vote of Mr. Neves for as long as he is a Director. A Director may also be removed by notice from all of the other Directors, which shall require the affirmative vote of Mr. Neves for as long as he is a Director. Each of our Directors holds office until he or she resigns, retires by rotation or is recused from office.

Board Committee Composition

The Board has established an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee and an Environmental, Social and Governance Committee. Each of these committees is governed by a charter that is available on our website at www.farfetchinvestors.com. The information contained on our website is not incorporated by reference in this Annual Report.

Audit Committee

The Audit Committee currently consists of Ms. Evan, Ms. Irvine, Mr. Luís and Ms. Tans, with Ms. Irvine serving as Chair. The Audit Committee consists exclusively of members of our Board of Directors who are financially literate, and each of Ms. Evan, Ms. Irvine and Mr. Luís has been determined to qualify as an “audit committee financial expert” as defined by applicable SEC rules. Our Board has determined that Ms. Evan, Ms. Irvine, Mr. Luís and Ms. Tans each satisfies the “independence” requirements set forth in Rule 10A-3 under the Exchange Act and that the simultaneous service by Ms. Evan on the Audit Committees of four other public companies and Ms. Irvine on the Audit Committees of three other public companies would not impair either Ms. Evan’s or Ms. Irvine’s ability to effectively serve on our Audit Committee.

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

•	approving or ratifying any related party transaction (as defined in our Related Party Transaction Policy) in accordance with our Related Party Transaction Policy; and
•

reviewing with management and the independent registered public accounting firm, at least annually, our Code of Conduct and reviewing and reassessing the adequacy of the procedures in place to enforce the Code of Conduct.

The Audit Committee meets as often as one or more members of the Audit Committee deems necessary, but in any event meets at least four times per year. The Audit Committee meets at least once per year with our independent registered public accounting firm, without our executive officers present.

Compensation Committee

The Compensation Committee currently consists of Ms. Evan, Mr. Rosenblatt and Ms. Tans, with Ms. Evan serving as Chair. Under applicable SEC and NYSE rules, there are heightened independence standards for members of the Compensation Committee. All of the members of our Compensation Committee meet these heightened standards.

The Compensation Committee is responsible for, among other things:

•

identifying, reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer and evaluating the Chief Executive Officer’s performance in light of these objectives and goals;

•	reviewing and setting compensation for our other executive officers and members of our executive team;
•	determining the long-term incentive component of our management’s compensation in line with the remuneration policy and reviewing our management’s compensation and benefits policies generally;
•	reviewing and making recommendations to the Board of Directors regarding Director compensation; and
•	reviewing and assessing risks arising from our compensation policies and practices for our employees and whether any such risks are reasonably likely to have a material adverse effect on us.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee currently consists of Ms. Irvine, Mr. Luís and Mr. Rosenblatt, with Mr. Luís serving as Chair.

The Nominating and Corporate Governance Committee is responsible for, among other things:

•	identifying individuals qualified to become members of the Board of Directors and ensuring these individuals have the requisite expertise with sufficiently diverse and independent backgrounds;
•	reviewing and evaluating the composition, function and duties of our Board of Directors;
•	recommending nominees for selection to our Board of Directors and its corresponding committees;
•	making recommendations to the Board of Directors as to determinations of Board member independence;
•	leading the Board of Directors in a self-evaluation, at least annually, to determine whether it and its committees are functioning effectively; and
•

developing and recommending to the Board of Directors our Corporate Governance Guidelines and reviewing and reassessing the adequacy of such Corporate Governance Guidelines and recommending any proposed changes to the Board of Directors.

Environmental, Social and Governance Committee

The Environmental, Social and Governance Committee currently consists of Ms. Evan, Ms. Horton and Mr. Neves, with Ms. Horton serving as Chair.

The Environmental, Social and Governance Committee is responsible for, among other things:

•	making recommendations to the Board of Directors for our general strategy with regard to environmental, social and governance matters;
•	overseeing our reporting standards in relation to environmental, social and governance matters; and
•	advising the Board of Directors on shareholder proposals and other significant stakeholder concerns relating to environmental, social and governance matters.

Duties of Board Members and Conflicts of Interest

Under Cayman Islands law, our Directors have a duty to act in good faith and in what they consider to be in our best interests. Our Directors are required to exhibit, in the performance of their duties, both the degree of skill that may reasonably be expected from a subjective perspective determined by reference to each such Director’s knowledge and experience, and the skill and care objectively to be expected from a person occupying office as a

Director. In fulfilling their duty of care to Farfetch, our Directors must ensure compliance with our Articles. In certain limited circumstances, a shareholder has the right to seek damages if a duty owed by our Directors is breached.

Under our Articles, Directors who are in any way, whether directly or indirectly, interested in a contract or proposed contract with us must declare the nature of their interest at a meeting of the Board of Directors or by notice in writing to the members of the Board of Directors. If the majority of the Board of Directors determines that there is a conflict of any Director (or her affiliates) with our general business, then the Board of Directors may determine to exclude such Director from all further discussions of the Board of Directors and receipt of information, until such time as it is determined by the Board of Directors that the Director is no longer in such conflict. Subject to the foregoing, a Director may vote in respect of any contract or proposed contract notwithstanding her interest; provided that, in exercising any such vote, such Director’s duties remain as described above.

Executive Officer Employment Agreements and Board Member Service Agreements

Our executive officers each currently has an employment agreement providing for employment for an indefinite period of time, subject to a three-month (in the case of Ms. Phair), six‑month (in the case of Mr. Jordan) or twelve‑month (in the case of Mr. Neves) notice period upon termination of employment by either the executive or us, other than terminations for gross misconduct. Andrew Robb, our former Chief Operating Officer, terminated his employment agreement as of February 5, 2020.

We have entered into written service agreements with Ms. Evan and Mr. Rosenblatt, each of whom serves as a Director on our Board, providing for an indefinite period of service and the grant of equity awards. These agreements provide for a three-month notice period upon termination of service by either party (other than terminations for gross misconduct), but do not provide for any other benefits upon a termination of service. We have entered into written offer letters with Mr. Evans, Ms. Horton, Ms. Irvine, Mr. Luís and Ms. Tans, each of whom serves as a Director on our Board, providing for an indefinite period of service, and with the exception of Mr. Evans, cash and equity-based remuneration. These offer letters provide for termination of service in accordance with our Articles, but do not provide for any other benefits upon a termination of service.

D. Employees

Our People

As of December 31, 2020, we had a total of 5,441 employees, which included 229 Browns, 235 Stadium Goods and 412 New Guards employees, and we had an additional 802 people working pursuant to freelance and consultancy contracts. Our employees are based in fourteen countries and territories, and 53% of our employees were female and 47% were male as of December 31, 2020. The table below sets out the number of employees by geography.

Geography	As of December 31,
2020
Portugal	2,679
United Kingdom	1,064
United States	513
Mainland China	414
Italy	349
Brazil	123
Russia	76
Japan	73
Hong Kong	59
United Arab Emirates	55
India	20
France	12
Mexico	2
Australia	2
Total	5,441

As of December 31, 2020, approximately 33% of our workforce consisted of technology and product specialists. The remainder was focused on all other business areas, including marketing, operations, production and other commercial and support functions. The table below sets out the number of employees, by category, as of December 31, 2020, 2019 and 2018:

Department	As of December 31,	As of December 31,	As of December 31,
	2018	2019	2020
Technology and Product	1,241	1,465	1,629
Operations	1,194	1,801	2,197
Marketing	207	222	345
Commercial	146	213	285
People	125	184	197
Finance and Legal	130	233	288
Data Department	-	92	143
Other	189	322	357
Total	3,232	4,532	5,441

We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations. Our employees are not represented by any collective bargaining agreements or labor unions, other than our employees in Brazil who are represented by two state-level labor unions, as required by law.

E. Share Ownership

For information regarding the share ownership of Directors and officers, see “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders.” For information regarding our equity incentive plans, see “Item 6. Directors, Senior Management and Employees – B. Compensation – Long-Term Incentive Plans.”

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our Class A ordinary shares and Class B ordinary shares as of January 31, 2021, for:

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

The number of Class A ordinary shares and/or Class B ordinary shares beneficially owned by each entity, person, executive officer or Board member is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within sixty days of January 31, 2021 through the exercise of any option, warrant or other right and the release of restricted linked ordinary shares. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Class A ordinary shares or Class B ordinary shares held by that person.

Unless otherwise indicated below, the address for each beneficial owner listed is c/o Farfetch Limited, The Bower, 211 Old Street, London EC1V 9NR, United Kingdom.

	Class A ordinary shares		Class B ordinary shares (1)
Name of beneficial owner	Number	Percent	Number	Percent	Combined voting power (2)
Holders of 5% or Greater
Morgan Stanley (3)	29,927,765	9.6%	-	-	2.6%
T. Rowe Price Associates (4)	25,483,141	8.2%	-	-	2.2%
Tencent Holdings Limited (5)	16,628,313	5.3%	-	-	1.4%

Executive Officers and Directors
José Neves (6)	2,772,308	*	42,858,080	100%	73.4%
Elliot Jordan (7)	595,093	*	-	-	*
Stephanie Phair (8)	651,647	*	-	-	*
Dana Evan (9)	708,582	*	-	-	*
J. Michael Evans	-	*	-	-	*
Stephanie Horton (10)	200,733	*	-	-	*
Diane Irvine	-	*	-	-	*
Victor Luís	-	*	-	-	*
Gillian Tans	-	*	-	-	*
David Rosenblatt (11)	577,588	*	-	-	*
Executive officers and directors as a group (10 persons) (12)	5,505,951	1.7%	42,858,080	100%	73.5%

*	Indicates beneficial ownership of less than 1% of the total outstanding Class A ordinary shares.
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

(2)

The percentage reported under “Combined Voting Power” represents the voting power with respect to all of our Class A and Class B ordinary shares outstanding as of January 31, 2021, voting as a single class.  Holders of our Class A ordinary shares are entitled to one vote per share, and holders of our Class B ordinary shares are entitled to twenty votes per share.

(3)

Based on information reported on a Schedule 13G/A filed on February 11, 2021, Morgan Stanley has shared voting power over 23,889,636 of our Class A ordinary shares and shared dispositive power over 29,927,765 of our Class A ordinary shares, and Morgan Stanley Investment Management Inc. has shared voting power over 15,587,588 of our Class A ordinary shares and shared dispositive power over 16,646,514 of our Class A ordinary shares.  The business address of Morgan Stanley and Morgan Stanley Investment Management Inc. is 1585 Broadway New York, NY 10036.

(4)

Based on information reported on a Schedule 13G filed on February 14, 2021, T. Rowe Price Associates, Inc. (“T. Rowe”) has sole voting power over 12,324,776 of our Class A ordinary shares and sole dispositive power over 25,483,141 of our Class A ordinary shares.  The business address of T. Rowe Price is 100 E. Pratt Street, Baltimore, MD 21202.

(5)

Based on information reported on a Schedule 13G filed on May 5, 2020, Tencent Holdings Limited (“Tencent”) has sole voting and sole dispositive power over 16,628,313 of our Class A ordinary shares, which shares incudes (a) 6,424,563 Class A ordinary shares held by Huang River Investment Limited (“Huang River”), a direct wholly-owned subsidiary of Tencent, and (b) 10,203,750 Class A ordinary shares issuable upon the conversion in full of convertible notes issued to Huang River.  These convertibles notes will settle, at our election, in Class A ordinary shares, cash or a combination of both. The business address of Tencent and Huang River is 29/F, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong.

(6)

As to the number and percentage reflected under the columns “Class A Ordinary Shares,” represents for Mr. Neves (a) 318,650 Class A ordinary shares and (b) 2,453,658 Class A ordinary shares underlying options, Performance Share Units (“PSUs”) and RSUs that are currently vested and exercisable or that vest within sixty days of January 31, 2021.  As to the number and percentage reflected under the columns “Class B Ordinary Shares,” represents for Mr. Neves 42,858,080 Class B ordinary shares held by TGF Participations Limited.  José Neves exercises voting and investment power over the Class B ordinary shares held by TGF Participations Limited and may be deemed to have beneficial ownership those Class B ordinary shares. The business address of TGF Participations Limited is Grosvenor House, 66-67 Athol Street, Douglas, Isle of Man IM1 1JE.  The amounts reported in the table above do not include (A) 147,160 Class A ordinary shares underlying vested stock option held by Mr. Neves’ spouse and (B) 17,500 Class A ordinary shares underlying performance-vesting equity awards granted to Mr. Neves’ spouse in connection with our acquisition of Fashion Concierge (see “Related Party Transactions” below) that vest within sixty days of January 31, 2021, in each case, over which Mr. Neves may be deemed to have but disclaims beneficial ownership.

(7)

Represents for Mr. Jordan (a) 120,535 Class A ordinary shares and (b) 474,558 Class A ordinary shares underlying options and RSUs that are currently vested and exercisable or that vest within sixty days of January 31, 2021.

(8)

Represents for Ms. Phair (a) 79,826 Class A ordinary shares and (b) 571,821 Class A ordinary shares underlying options and RSUs that are currently vested and exercisable or that vest within sixty days of January 31, 2021.

(9)

Represents for Ms. Evan (a) 31,707 Class A ordinary shares and (b) 676,875 Class A ordinary shares underlying options that are currently vested and exercisable or that vest within sixty days of January 31, 2021.

(10)	Represents for Ms. Horton (a) 2,448 Class A ordinary shares and (b) 198,285 Class A ordinary shares underlying options that are currently vested and exercisable.
(11)	Represents for Mr. Rosenblatt (a) 150,998 Class A ordinary shares and (b) 426,590 Class A ordinary shares underlying options that are currently vested and exercisable.
(12)	Includes 4,801,787 Class A ordinary shares underlying options, RSUs and PSUs that are, as applicable, currently vested and exercisable or that vest within sixty days of January 31, 2021.

To our knowledge, other than as provided in the table above, our other filings with the SEC, public disclosure and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2017.

As of January 31, 2021, there were 311,915,411 of our Class A ordinary shares outstanding. To our knowledge, 287,449,915 Class A ordinary shares, representing approximately 92.2% of our total outstanding Class A ordinary shares, were held by fourteen record shareholders with registered addresses in the United States.

We are not aware of any arrangement that may at a subsequent date result in a change of control of Farfetch.

B. Related Party Transactions

The following includes, among other information, a description of related party transactions, as defined under Item 7.B of Form 20-F, since January 1, 2020.

Registration Rights Agreement

On July 21, 2017, we entered into a Registration Rights Agreement with Kadi Group, Condé Nast International Ltd, Advance Magazine Publishers Inc., CN Commerce Ltd, Index Ventures V (Jersey), L.P., Index Ventures V Parallel Entrepreneur Fund (Jersey), L.P., Yucca (Jersey) SLP, Farhold (Luxembourg) S.A.R.L., DST Global IV, L.P., Sebatik Investments Limited, TGF Participations Limited, Republic Technologies Pte Ltd, Advent Private Equity Fund IV, Advent Industry L.P., Advent Management IV Limited Partnership, Newsight Investment Holdings I Ltd, Newsight Investment Holdings II Ltd and Legendre Holding 51 SAS, pursuant to which such investors were granted certain demand registration rights, short-form registration rights and piggyback registration rights in respect of any Class A ordinary shares and related indemnification rights from us, subject to customary restrictions and exceptions. All fees, costs and expenses of registration, other than underwriting discounts and commissions, are expected to be borne by us. There were no continuing obligations under this agreement as of December 31, 2020.

Relationship with Kadi Group Holding Limited and JD.com

Kadi Group is a wholly owned subsidiary of JD.com. Mr. Richard Liu, the Chairman and Chief Executive Officer and controlling shareholder of JD.com, served as one of our non-executive Directors until February 2019, and Dr. Jon Jainwen Liao, JD.com’s Chief Strategy Officer, served as one of our non-executive Directors from February 2019 to August 2020.

Payment Processing Agreement

On April 18, 2018, we entered into a Cross-Border Foreign Exchange Payment Agreement with Chinabank Payment Technology Co. Ltd., a subsidiary of JD.com (“Chinabank Payment”) (the “Payment Processing Agreement”), pursuant to which Chinabank Payment provides cross-border payment collection services to us on its Chinese e-commerce platforms of Farfetch.cn and Farfetch.com/cn. For providing such payment collection service, Chinabank Payment charges us a transaction fee. The Payment Processing Agreement has an initial term of twenty-four months and automatically renews for successive twelve-month terms unless either party serves a written notice ninety days prior, to terminate. The Payment Processing Agreement is terminable by either party if the other party breaches the agreement on at least five occasions in any three-month period.

Commitment Agreement

In connection with Kadi Group’s purchase of our shares, in August 2018 Kadi Group and José Neves entered into a Commitment Agreement, as amended, pursuant to which Mr. Neves agreed to exercise all voting rights held directly or indirectly by him in favor of any shareholder resolution proposing to appoint Richard Liu as a Director of Farfetch and to use all reasonable endeavors to seek commitment from certain other investors to support Mr. Liu remaining as a Director of Farfetch. In February 2019, the parties amended and restated this commitment agreement to provide that Dr. Liao or another senior executive of JD.com designated by JD.com serve on our Board of Directors, provided that Dr. Liao or such other JD.com designee be recommended for such Board service by our Nominating and Corporate Governance Committee. The Amended and Restated Commitment Agreement is otherwise substantively similar to the original Commitment Agreement and provides that Mr. Neves would exercise all voting rights held by him in favor of any shareholder resolution proposing to appoint Dr. Liao as a Director of Farfetch and to use all reasonable endeavors to seek commitment from certain other investors to support Dr. Liao remaining as a Director of Farfetch. This obligation was conditional on JD.com holding no less than 33,658,328 Class A ordinary shares (subject to appropriate adjustment for any share split consolidation or similar event). Dr. Liao’s service as a member of our Board of Directors concluded in August 2020 and as of December 31, 2020 the parties had no further obligations under the Commitment Agreement.

Asset Purchase Agreement and Merchant Agreement

On February 26, 2019, we entered into an Asset Purchase Agreement (the “APA”) with Shanghai Yuanmai Trading Co., Ltd. as the seller and Beijing Jingdong Century Trade Co., Ltd. as the guarantor, pursuant to which we agreed to purchase “Level 1 Access” to the JD.com app, Toplife customer data, certain intellectual property and certain fixed assets from the seller in exchange for cash consideration of $50 million. Following the consummation of the APA, we are also responsible for certain costs associated with the Toplife business, up to a limit of $3 million.

In connection with the purchase of the Toplife assets pursuant to the APA, on February 26, 2019, we also entered into a Merchant Agreement with JD.com International Limited, to create a flagship store operated by us on the JD Haitun platform (a “FF JD Store”). JD.com International Limited agreed to grant the FF JD Store “Level 1 Access” (i.e. a prominent position on the JD customer interface for specified categories of luxury goods) to the JD.com app for a period of four years, subject to certain key performance indicators linked to gross sales value.

Relationship with Platforme International Limited

Mr. Neves, the founder, Chief Executive Officer and Chairman of our Board of Directors, is also a Director of, and holds a beneficial ownership interest in, Platforme International Limited (“Platforme”).

E-Commerce Services Agreements

In October 2015, we entered into an FPS e-commerce services agreement with Platforme for the development and hosting of the “Swear” branded website. Further, in the second quarter of 2017, we entered into several standard e-commerce services agreements with Platforme, pursuant to which we make available for sale on the Farfetch Marketplace products from each of Platforme’s “Swear,” “MySwear” and “B Store” businesses. The agreements were entered into on our standard terms.

Relationship with ASAP54.com Limited

Mr. Neves holds a beneficial ownership interest in ASAP54.com Limited (“ASAP54”). Daniela Cecilio, Mr. Neves’ wife, is also a Director of, and holds a beneficial ownership interest in, ASAP54.

Relationship with Daniela Cecilio

Share Incentive Agreement

Pursuant to a Consultancy Agreement we entered into with Ms. Cecilio, founder of the Fashion Concierge business and following the purchase of Fashion Concierge, we entered into a Share Incentive Agreement with Ms. Cecilio on January 15, 2018 (the “Share Incentive Agreement”), pursuant to which, Ms. Cecilio is eligible to earn up to 104,780 of our Class A ordinary shares during the first half of 2021. The Consultancy Agreement ended pursuant to its terms in November 2018.

Relationship with Natalie Massenet

Natalie Massenet is a shareholder and former Co-Chair of our Board of Directors. Ms. Massenet’s service as a member of our Board of Directors concluded in August 2020.

Consultancy Agreement

We entered into a Consultancy Agreement with Natalie Massenet effective as of August 1, 2018, (the “NM Consultancy Agreement”). Pursuant to the NM Consultancy Agreement, Ms. Massenet provides consultancy services in relation to assisting with overall strategy, innovation initiatives, serving as a brand ambassador at events and, in conjunction with our Chief Executive Officer and Chief Commercial Officer, liaising with brands regarding our initiatives. For providing such services, Ms. Massenet is eligible to receive an annual retainer of $120,000 under the NM Consultancy Agreement. The NM Consultancy Agreement is terminable by either party upon three months’ notice. The NM Consultancy Agreement ended in August 2020.

Relationship with Alanui

Alanui S.r.L. (“Alanui”) is an associate (as defined under Item 7.B of Form 20-F) of our subsidiary New Guards, which owns a stake of 53% and has significant influence over Alanui. Alanui is one of the brands in the New Guards portfolio. New Guards owns the Alanui intellectual property, and produces and distributes Alanui merchandise. We recognized sales of $1.1 million during year ended December 31, 2020. As at December 31, 2020, we had trade receivables of $0.5 million and trade payables of $0.4 million.

Agreements with Executive Officers and Directors

We have entered into service agreements or offer letters with our executive officers and Directors. Information about these agreements may be found in this Annual Report under Item 6. “Directors, Senior Management and Employees—B. Compensation” and is incorporated herein by reference.

Indemnification Agreements

We have entered into indemnification agreements with our Directors and executive officers pursuant to which we have agreed to indemnify them against a number of liabilities and expenses incurred by such persons in connection with claims made by reason of their serving as a Director or executive officer of Farfetch. A copy of the Form of Indemnification Agreement is included as Exhibit 4.1 to this Annual Report. In addition to such indemnification, we provide our Board of Directors and executive officers with Directors’ and officers’ liability insurance.

Related Party Transaction Policy

Our Board of Directors has adopted a written Related Party Transaction Policy to set forth the policies and procedures for the review and approval or ratification of related party transactions. This policy covers, with certain exceptions substantially consistent with those set forth in Item 404 of Regulation S-K under the Securities Act, material transactions or loans between Farfetch and a related party, including our Directors and senior management as well as their family members, and certain shareholders, and provides that such transactions be reviewed and approved by the Audit Committee to ensure that the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third-party.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated financial statements

See Item 18. "Financial statements."

Legal and Arbitration Proceedings

From time to time, we may be involved in various claims and proceedings arising in the course of our business and operations. The outcome of any such claims or proceedings, regardless of the merits, is inherently uncertain. For example, in September 2019, following periods of volatility in the market price of our Class A ordinary shares, two putative class action lawsuits were filed in the United States against us and certain of our Directors and officers, among others, under the U.S. federal securities laws. The lawsuits are captioned Omdahl v. Farfetch Limited et al and City of Coral Springs Police Officers’ Retirement Plan v. Farfetch Limited et al, both pending in the U.S. District Court for the Southern District of New York. On June 10, 2020, the court consolidated the two lawsuits. On August 10, 2020, plaintiffs filed an amended consolidated complaint, asserting violations of Sections 10(b), 20A and 20(a) of the Exchange Act, and Rule 10b-5 of the Exchange Act against us and certain of our current and former officers, as well as violations of Sections 11, 12, and 15 of the Securities Act against us, certain of our current and former officers and Directors, and the underwriters of our September 2018 initial public offering. The amended complaint seeks damages on behalf of a proposed class of all persons who purchased or otherwise acquired our common stock during the period of September 20, 2018 to August 8, 2019, purportedly caused by alleged materially misleading statements and/or material omissions by us and the individual officers regarding our business model, growth strategy, and supplemental financial metrics. On October 23, 2020 we filed a motion to dismiss the amended complaint and briefing on that motion was completed on February 4, 2021.  All other proceedings in the lawsuit have been stayed pending the resolution of that motion. We intend to continue to vigorously contest these claims. While the outcome of any complex legal proceeding is inherently unpredictable and subject to significant uncertainties, based upon information presently known to management we believe that the potential liability, if any, will not have a material adverse effect on our financial condition, cash flows or results of operations.

In April 2020, a putative class action lawsuit was filed in the United States against Farfetch.com US, LLC alleging violations of Section 632.7 of the California Penal Code. The lawsuit is captioned Walter v. Farfetch.com US, LLC, and is stayed by agreement of parties in the Orange County Superior Court of California pending the outcome of Smith v. LoanMe, Inc., which is under review in the California Supreme Court. The assigned court in Orange County set a review hearing as to the stay for June 10, 2021.  Our response to the complaint is due within twenty-one days of the California Supreme Court’s issuance of its decision in Smith.  We intend to continue to vigorously contest these claims. While the outcome of any complex legal proceeding is inherently unpredictable and subject to significant uncertainties, based upon information presently known to management, we believe that the potential liability, if any, will not have a material adverse effect on our financial condition, cash flows or results of operations.

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

Any dividends we declare on our shares will be in respect of both our Class A ordinary shares and Class B ordinary shares and will be distributed such that a holder of one of our Class B ordinary shares will receive the same amount of dividends as a holder of one of our Class A ordinary shares. We will not declare any dividend with respect to the Class A ordinary shares without declaring a dividend on the Class B ordinary shares, and vice versa.

We have not paid dividends in the years ended December 31, 2018, 2019 and 2020.

B. Significant Changes

Please see Note 33 to our audited consolidated financial statements (“Events after the reporting year”) included elsewhere in this Annual Report for details regarding events subsequent to the reporting period.

Item 9. The Offer and Listing

A. Offer and Listing Details

Our Class A ordinary shares commenced trading on the NYSE on September 21, 2018 under the symbol “FTCH.” Prior to this, no public market existed for our Class A ordinary shares. Our Class B ordinary shares are not listed to trade on any securities market.

B. Plan of Distribution

Not applicable.

C. Markets

Our Class A ordinary shares commenced trading on the NYSE on September 21, 2018 under the symbol “FTCH.”

D. Selling Shareholders

Not Applicable.

E. Dilution

Not applicable

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

A copy of our Articles is incorporated by reference as Exhibit 1.1 to this Annual Report. The information called for by this Item is set forth in Exhibit 2.2 to this Annual Report and is incorporated by reference into this Annual Report.

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

E. Taxation

The following summary contains a description of certain Cayman Islands, UK and U.S. federal income tax consequences of the acquisition, ownership and disposition of our Class A ordinary shares. The summary is based upon the tax laws of the Cayman Islands and regulations thereunder, the tax laws of the United Kingdom and regulations thereunder, and the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.

Cayman Islands Tax Considerations

The following discussion is a summary of the material Cayman Islands tax considerations relating to the purchase, ownership and disposition of our Class A ordinary shares. There is, at present, no direct taxation in the Cayman Islands and interest, dividends and gains payable to us will be received free of all Cayman Islands taxes. We have received an undertaking from the government of the Cayman Islands to the effect that, for a period of thirty years from the date of the undertaking, no law that thereafter is enacted in the Cayman Islands imposing any tax or duty to be levied on profits, income or on gains or appreciation, or any tax in the nature of estate duty or inheritance tax, will apply to any property comprised in or any income arising under Farfetch, or to our shareholders, in respect of any such property or income.

No stamp duty in the Cayman Islands is payable in respect of the issue of any Class A ordinary shares or an instrument of transfer in respect of any Class A ordinary shares.

United Kingdom Tax Considerations

The following discussion is a summary of the material UK tax considerations relating to the purchase, ownership and disposition of our Class A ordinary shares.

The following statements are of a general nature and do not purport to be a complete analysis of all potential UK tax consequences of acquiring, holding or disposing of our Class A ordinary shares. They are based on current UK tax law and on the current published practice of Her Majesty’s Revenue and Customs (“HMRC”) (which may not be binding on HMRC), as of the date of this Annual Report, all of which are subject to change, possibly with retrospective effect. They are intended to address only certain UK tax consequences for holders of our Class A ordinary shares who are tax resident in (and only in) the United Kingdom, and in the case of individuals, domiciled in (and only in) the United Kingdom (except where expressly stated otherwise) who are the absolute beneficial owners of our Class A ordinary shares and any dividends paid on them and who hold our Class A ordinary shares as investments (other than in an individual savings account or a self-invested personal pension). They do not address the UK tax consequences which may be relevant to certain classes of holders of our Class A ordinary shares such as traders, brokers, dealers, banks, financial institutions, insurance companies, investment companies, collective investment schemes, tax-exempt organizations, trustees, persons connected with us, persons holding our Class A ordinary shares as part of hedging or conversion transactions, holders of Class A ordinary shares who have (or are deemed to have) acquired our Class A ordinary shares by virtue of an office or employment, and holders of Class A ordinary shares who are or have been our officers or employees or a company forming part of our Group. The statements do not apply to any holder of Class A ordinary shares who either directly or indirectly holds or controls 10% or more of our share capital (or class thereof), voting power or profits.

The following is intended only as a general guide and is not intended to be, nor should it be considered to be, legal or tax advice to any particular prospective subscriber for, or purchaser of, our Class A ordinary shares. Accordingly, prospective subscribers for, or purchasers of, our Class A ordinary shares who are in any doubt as to their tax position regarding the acquisition, ownership and disposition of our Class A ordinary shares or who are subject to tax in a jurisdiction other than the United Kingdom should consult their own tax advisers.

The Company

It is the intention of our Board of Directors to conduct our affairs so that our central management and control is exercised in the United Kingdom. As a result, we are expected to be treated as resident in the United Kingdom for UK tax purposes. Accordingly, we expect to be subject to UK taxation on our income and gains, except where an exemption applies.

Taxation of Dividends

Withholding Tax

We will not be required to withhold UK tax at its source when paying dividends. The amount of any liability to UK tax on dividends paid by us will depend on the individual circumstances of the holder of our Class A ordinary shares.

Income Tax

An individual holder of our Class A ordinary shares who is resident for tax purposes in the United Kingdom may, depending on his or her particular circumstances, be subject to UK tax on dividends received from us. Dividend income is treated as the top slice of the total income chargeable to UK income tax. An individual holder of our Class A ordinary shares who is not resident for tax purposes in the United Kingdom should not be chargeable to UK income tax on dividends received from us unless he or she carries on (whether solely or in partnership) any trade, profession or vocation in the United Kingdom through a branch or agency to which the Class A ordinary shares are attributable. There are certain exceptions for trading in the United Kingdom through independent agents, such as certain brokers and investment managers.

All dividends received by a UK resident individual holder of our Class A ordinary shares from us or from other sources will form part of the holder’s total income for income tax purposes and will constitute the top slice of that income. A nil rate of income tax will apply to the first £2,000 of taxable dividend income received by the holder of our Class A ordinary shares in a given tax year. Income within the nil rate band will be taken into account in determining whether income in excess of the nil rate band falls within the basic rate, higher rate or additional rate tax bands. Where the dividend income is above the £2,000 dividend allowance, the first £2,000 of the dividend income will be charged at the nil rate and any excess amount will be taxed at 7.5% to the extent that the excess amount falls within the basic rate tax band, 32.5% to the extent that the excess amount falls within the higher rate tax band and 38.1% to the extent that the excess amount falls within the additional rate tax band.

Corporation Tax

Corporate holders of our Class A ordinary shares who are resident for tax purposes in the United Kingdom should not be subject to UK corporation tax on any dividend received from us so long as the dividends qualify for an exemption (as is likely) and certain conditions are met (including anti-avoidance conditions). Corporate holders of our Class A ordinary shares who are not resident in the United Kingdom will not generally be subject to UK corporation tax on dividends unless they are carrying on a trade, profession or vocation in the United Kingdom through a permanent establishment in connection with which our Class A ordinary shares are used, held, or acquired.

A holder of our Class A ordinary shares who is resident outside the United Kingdom may be subject to non-UK taxation on dividend income under local law.

Taxation of Capital Gains

UK Resident Holders of our Class A Ordinary Shares

A disposal or deemed disposal of our Class A ordinary shares by an individual or corporate holder of our Class A ordinary shares who is tax resident in the United Kingdom may, depending on the holder’s circumstances and subject to any available exemptions or relief, give rise to a chargeable gain or allowable loss for the purposes of UK taxation of chargeable gains.

Any chargeable gain (or allowable loss) will generally be calculated by reference to the consideration received for the disposal of our Class A ordinary shares less the allowable cost to the holder of acquiring such Class A ordinary shares.

The applicable tax rates for individual holders of our Class A ordinary shares realizing a gain on the disposal of such Class A ordinary shares is, broadly, 10% for basic rate taxpayers and 20% for higher and additional rate taxpayers.

Non-UK Resident Holders of our Class A Ordinary Shares

Holders of our Class A ordinary shares who are not resident in the United Kingdom and, in the case of an individual holder, not temporarily non-resident, should not be liable for UK tax on capital gains realized on a sale or other disposal of our Class A ordinary shares unless (i) such shares are used, held or acquired for the purposes of a trade, profession or vocation carried on in the United Kingdom through a branch or agency or, in the case of a corporate holder, through a permanent establishment, or (ii) where certain other conditions are met, we derive 75% or more of our gross value from UK land. Holders of Class A ordinary shares who are not resident in the United Kingdom may be subject to non-UK taxation on any gain under local law.

Generally, an individual holder of our Class A ordinary shares who has ceased to be resident in the United Kingdom for tax purposes for a period of five years or less and who disposes of our Class A ordinary shares during that period may be liable on her return to the United Kingdom to UK taxation on any capital gain realized (subject to any available exemption or relief).

UK Stamp Duty (“Stamp Duty”) and UK Stamp Duty Reserve Tax (“SDRT”)

The following statements are intended as a general guide to the current position relating to Stamp Duty and SDRT and apply to any holder of our Class A ordinary shares irrespective of their place of tax residence.

No Stamp Duty will be payable on the issuance of our Class A ordinary shares.

Stamp Duty will in principle be payable on any instrument of transfer of our Class A ordinary shares that is executed in the United Kingdom or that relates to any property situated, or to any matter or thing done or to be done, in the United Kingdom. An exemption from Stamp Duty is available on an instrument transferring our Class A ordinary shares where the amount or value of the consideration is £1,000 or less and it is certified on the instrument that the transaction effected by the instrument does not form part of a larger transaction or series of transactions in respect of which the aggregate amount or value of the consideration exceeds £1,000. Holders of our Class A ordinary shares should be aware that, even where an instrument of transfer is in principle subject to Stamp Duty, Stamp Duty is not required to be paid unless it is necessary to rely on the instrument for legal purposes, for example to register a change of ownership or in litigation in a UK court.

Provided that our Class A ordinary shares are not registered in any register maintained in the United Kingdom by or on behalf of us and are not paired with any shares issued by a UK incorporated company, the issue or transfer of (or agreement to transfer) our Class A ordinary shares will not be subject to SDRT. We currently do not intend that any register of our Class A ordinary shares will be maintained in the United Kingdom.

U.S. Federal Income Tax Considerations

The following general summary describes the material U.S. federal income tax consequences to U.S. Holders (defined below) of owning and disposing of our Class A ordinary shares. It does not purport to be a comprehensive discussion of all the tax considerations relevant to U.S. Holders.

The discussion below applies only to U.S. Holders that hold our Class A ordinary shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). The discussion below is based on the Code, existing and, in some cases, proposed U.S. Treasury Regulations, as well as judicial and administrative interpretations thereof, all as of the date of this Annual Report. All of the foregoing authorities are subject to change or differing interpretation, which change or differing interpretation could apply retroactively and could affect the tax consequences described below. This summary does not address any alternative minimum tax considerations, any estate or gift tax consequences or any state, local, or non-U.S. tax consequences, nor does it address the Medicare contribution tax on net investment income.

The following discussion does not address the tax consequences to any particular investor and does not describe all of the tax consequences to persons in special tax situations such as, but not limited to:

•	banks;
•	financial institutions;
•	regulated investment companies;
•	real estate investment trusts;
•	insurance companies;
•	broker-dealers;
•	traders that elect to use a mark-to-market method of accounting;
•	tax-exempt entities (including private foundations);
•	qualified retirement plans, individual retirement accounts and other tax-deferred accounts;
•	U.S. tax expatriates and certain former citizens and long-term residents of the United States;
•	persons holding our Class A ordinary shares as part of a straddle, hedging, constructive sale, conversion or integrated transaction;

•	persons that directly, indirectly, or constructively own 10% or more of the total voting power or value of all of our outstanding stock;
•	persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;
•	persons who acquired our Class A ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation;
•	persons subject to special tax accounting rules as a result of any item of gross income with respect to our Class A ordinary shares being taken into account in an applicable financial statement;
•	persons holding our Class A ordinary shares through partnerships or other pass-through entities; or
•	U.S. Holders whose “functional currency” is not the U.S. dollar.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS THE STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR CLASS A ORDINARY SHARES.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” applies to a holder that is a beneficial owner of our Class A ordinary shares and is, for U.S. federal income tax purposes,

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

The tax treatment of an entity or arrangement taxable as a partnership for U.S. federal income tax purposes that holds our Class A ordinary shares generally will depend on such partner’s status and the activities of the partnership. Prospective purchasers that are entities or arrangements treated as partnerships for U.S. federal income tax purposes, or partners in such partnerships, should consult their tax advisers concerning the U.S. federal income tax consequences of the acquisition, ownership and disposition of our Class A ordinary shares by the partnership.

Dividends

Subject to the PFIC rules discussed below, the gross amount of distributions made by us with respect to our Class A ordinary shares generally will be includable in a U.S. Holder’s gross income as foreign-source dividend income in the year actually or constructively received by such U.S. Holder, but only to the extent that such distributions are paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions to a U.S. Holder in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s basis in such Class A ordinary shares and thereafter as a capital gain. In the event we make distributions to U.S. Holders of ordinary shares, we may or may not calculate our earnings and profits under U.S. federal income tax principles. If we do not do so, any distribution may be required to be regarded as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as a capital gain. U.S. Holders should therefore assume that all cash distributions will be reported as ordinary dividend income. The amount of any distribution of property other than cash will be the fair market value of that property on the date of distribution. U.S. Holders should consult their tax advisors to determine whether and to what extent they will be entitled to foreign tax credits in respect of any dividend income received.

With respect to non-corporate U.S. Holders (including individuals, estates, and trusts), dividends received with respect to our Class A ordinary shares may be considered “qualified dividend income” subject to lower capital gains rates, provided that (1) the Class A ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a PFIC (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year and (3) certain holding period requirements are met. In this regard, our Class A ordinary shares will generally be considered to be readily tradable on an established securities market in the United States if they are listed on the NYSE, as our Class A ordinary shares currently are. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our Class A ordinary shares.

Dividends paid by us with respect to our Class A ordinary shares will generally constitute foreign-source “passive category income” and will not be eligible for the dividends-received deduction generally allowed to corporate U.S. Holders in respect of dividends received from U.S. corporations.

Sale or Other Disposition of Shares

Subject to the PFIC rules discussed below, upon a sale or other disposition of our Class A ordinary shares, a U.S. Holder generally will recognize a capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in such Class A ordinary shares. A U.S. Holder’s adjusted tax basis in shares generally will be such U.S. Holder’s purchase price for the shares, unless we make distributions in excess of its current and accumulated earnings and profits. Any such gain or loss generally will be a U.S.-source gain or loss and will be treated as a long-term capital gain or loss if the U.S. Holder’s holding period in such Class A ordinary shares exceeds one year. Non-corporate U.S. Holders (including individuals) generally will be subject to U.S. federal income tax on long-term capital gains at preferential rates. The deductibility of capital losses is subject to significant limitations.

Passive Foreign Investment Company

We will be classified as a PFIC within the meaning of Section 1297 of the Code, for any taxable year if either: (1) at least 75% of our gross income is “passive income” for purposes of the PFIC rules or (2) at least 50% of the value of our assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. For this purpose, we will be treated as owning the proportionate share of the assets, and earning the proportionate share of the income, of any other corporation in which we own, directly or indirectly, 25% or more measured by the value of its stock. Under the PFIC rules, if we were considered a PFIC at any time that a U.S. Holder holds our Class A ordinary shares, we would continue to be treated as a PFIC with respect to such holder’s investment unless (1) we cease to be a PFIC and (2) the U.S. Holder has made a “deemed sale” election under the PFIC rules.

Based on the currently anticipated market capitalization and composition of our income, assets, and operations, we do not expect to be treated as a PFIC for U.S. federal income tax purposes for the taxable year that ended on December 31, 2020 or in the foreseeable future. However, our market capitalization and the expected income, assets and operations in the future could be significantly different from what is currently anticipated. In addition, the PFIC determination must be made annually after the close of each taxable year. Therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or for any future taxable year.

If we are considered a PFIC for any taxable year that a U.S. Holder holds our Class A ordinary shares, any gain recognized by the U.S. Holder on a sale or other disposition of our Class A ordinary shares, as well as the amount of any “excess distribution” (defined below) received by the U.S. Holder, would be allocated ratably over the U.S. Holder’s holding period for such Class A ordinary shares. The amounts allocated to the taxable year of the sale or other disposition (or the taxable year of receipt, in the case of an excess distribution) and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to that taxable year. For the purposes of these rules, an excess distribution is the amount by which any distribution received by a U.S. Holder on our Class A ordinary shares exceeds 125% of the average of the annual distributions on our Class A ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter. Additionally, dividends paid by us would not be eligible for the reduced rate of tax described above if we are a PFIC in the taxable year in which such dividends are paid or the immediately preceding taxable year.

If we are treated as a PFIC with respect to a U.S. Holder for any taxable year, certain elections may be available to the U.S. Holder that would result in alternative treatments, such as mark-to-market treatment or treatment as a qualified electing fund (“QEF”), of our Class A ordinary shares. However, we cannot provide any assurances that we will assist investors in determining whether we or any of our non-U.S. subsidiaries is a PFIC for any taxable year, nor do we expect that we will prepare or provide to U.S. Holders a “PFIC annual information statement,” which would enable a U.S. Holder to make a QEF election.

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

If we are considered a PFIC, a U.S. Holder will also be subject to information reporting requirements on an annual basis. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to an investment in our Class A ordinary shares.

U.S. Information Reporting and Backup Withholding

Dividend payments with respect to our Class A ordinary shares and proceeds from the sale or other disposition of our Class A ordinary shares may be subject to information reporting to the IRS. In addition, a U.S. Holder (other than exempt U.S. Holders who establish their exempt status, if required) may be subject to backup withholding, currently at a 24% rate, on dividend payments and proceeds from the sale or other taxable disposition of our Class A ordinary shares made within the United States or through certain U.S.-related financial intermediaries.

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

Information Reporting by U.S. Holders

Certain U.S. Holders who are individuals and certain entities holding specified foreign financial assets, including our Class A ordinary shares, with an aggregate value in excess of the applicable dollar threshold, may be required to report information relating to our Class A ordinary shares, subject to certain exceptions (including an exception for Class A ordinary shares held in accounts maintained by certain U.S. financial institutions), for each year in which they hold such shares. U.S. Holders should consult their tax advisors regarding their reporting obligations with respect to their ownership and disposition of our Class A ordinary shares.

FATCA

Provisions under Sections 1471 through 1474 of the Code and applicable U.S. Treasury Regulations commonly referred to as “FATCA” generally impose 30% withholding on certain “withholdable payments” and, subject to the proposed regulations discussed below, may impose such withholding on “foreign passthru payments” made by a “foreign financial institution” (each as defined in the Code) that has entered into an agreement with the

IRS to perform certain diligence and reporting obligations with respect to the foreign financial institution’s U.S.-owned accounts. Under recently proposed regulations, any withholding on foreign passthru payments would apply to passthru payments made on or after the date that is two years after the date of publication in the Federal Register of applicable final regulations defining foreign passthru payments. Although these recent regulations are not final, taxpayers generally may rely on them until final regulations are issued.

The United States has entered into an intergovernmental agreement (“IGA”) with the Cayman Islands, which modifies the FATCA withholding regime described above. It is not yet clear how foreign passthru payments will be addressed under FATCA. We could be subject to these diligence, reporting and withholding obligations if it were treated as a financial institution under FATCA or the IGA. Prospective investors should consult their tax advisors regarding the potential impact of FATCA, the IGA and any non-U.S. legislation implementing FATCA, on their investment in our Class A ordinary shares.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO YOU. EACH PROSPECTIVE PURCHASER SHOULD CONSULT ITS TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN OUR CLASS A ORDINARY SHARES UNDER THE INVESTOR’S OWN CIRCUMSTANCES.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are required to make certain filings with the SEC. The SEC maintains an internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

We also make available on our website, free of charge, our annual reports on Form 20-F and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is www.farfetchinvestors.com. The information contained on our website is not incorporated by reference into this Annual Report.

References made in this Annual Report to any contract or certain other documents are not necessarily complete and you should refer to the exhibits attached or incorporated by reference into this Annual Report for copies of the actual contract or documents.

I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Market Risk

Our operations are exposed to a variety of financial risks, including foreign exchange and liquidity risks. We have policies in place for managing these risks, which our finance department implements and periodically reviews. Please refer to Note 27 to our audited consolidated financial statements included elsewhere in this Annual Report for a fuller quantitative and qualitative discussion on the market risks to which we are subject and our policies with respect to managing those risks. The policies are summarized below:

The Group’s activities expose it primarily to the financial risk of changes in foreign currency exchange rates. The Group enters into derivative financial instruments to manage its exposure to foreign currency risk.

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates.

The Group uses forward foreign currency contracts and foreign currency option contracts to hedge its transactional foreign currency risks. Where the criteria for hedge accounting are not met, derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value with movements recorded to the statements of operations. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. Where all relevant criteria are met, hedge accounting is applied to minimize earnings volatility.

The fluctuation in foreign currency exchange rates exposes the Group to foreign exchange translation risk on consolidation. This risk is currently not hedged and therefore, our results of operations have in the past, and will in the future, fluctuate due to movements in exchange rates when the currencies are translated into U.S. dollars. At a subsidiary level, we are exposed to transactional foreign exchange risk because we earn revenues and incur expenses in a number of different foreign currencies relative to the relevant subsidiary’s functional currency, mainly the pound sterling and the euro. Movements in exchange rates therefore impact our subsidiaries and thus, our consolidated results and cash flows.

Liquidity risk

The Group monitors its liquidity risk to maintain a balance between continuity of funding and flexibility. This helps the Group achieve timely fulfilment of its obligations while sustaining the growth of the business.

We believe that our cash and cash equivalents balance as at December 31, 2020 is sufficient to meet our operating financing needs for at least the next 12 months and will support debt repayments and our currently planned capital expenditure requirements over the near term and medium term.

Mainly as a result of the losses on items held at fair value and remeasurements during the year, the Company’s total equity decreased from $1,337.8 million as at December 31, 2019 to $(1,676.1) million as at December 31, 2020. The losses on items held at fair value and remeasurements during the year is mainly driven by the year end revaluation of the embedded derivatives relating to the convertible senior notes discussed in item 5B. Unless earlier converted, redeemed or repurchased in accordance with their terms, the notes may be settled, at Farfetch’s election and subject to certain exceptions and conditions, in Class A ordinary shares of Farfetch, cash, or a combination of cash and Class A ordinary shares of Farfetch.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2020. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as a result of the material weaknesses in our internal control over financial reporting described below, the design and operation of our disclosure controls and procedures were not effective as of December 31, 2020.

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

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements may not be prevented or detected on a timely basis.

As disclosed in our 2019 Annual Report, we identified certain material weaknesses in the design and operation of our internal control over financial reporting from (1) the design and operation of effective controls over information technology systems, including access over those systems, designing appropriate automated controls, managing system changes and the identification and testing of system-generated reports used in the execution of manual controls; (2) the design and operation of effective controls over the ability of individuals to prepare and post journal entries without independent review; and, (3) insufficient personnel with an appropriate level of accounting knowledge, experience and training in order to review, challenge and conclude on the interpretation of complex accounting matters and the proposed treatment of significant and unusual transactions.

During 2020, we took actions to automate several previously manual journal types and create automated workflows on our finance systems to ensure that all manual journals over a defined threshold are authorized by an appropriate finance team member. A new journal review policy was introduced, additional personnel were recruited to review journals and all people involved in the journal process have received additional training on the review and authorization process. We also reduced thresholds to $1,000 above which all journals are subject to the authorization workflow and have introduced management oversight reviews of both approved journals and those below $1,000 not subject to the workflow. As a result of these actions, management considers that all elements of (2) relating to the design and operation of effective controls over the ability of individuals to prepare and post journal entries without independent review have been fully remediated as of December 31, 2020.

Furthermore, as a result of the actions taken during 2020 regarding the additional recruitment and upskilling of members of our financial reporting team, improved technical and financial reporting processes and improved use of external consultants and experts, management considers that all elements of (3) relating to an appropriate level of accounting knowledge have been fully remediated as of December 31, 2020.

During 2020, we made a significant effort to implement effective controls over information technology systems as required in (1) above. Management considers that an appropriate and robust framework of controls has now been designed and substantially implemented, and these new controls continue to be embedded into the environment to ensure consistent and continued operation. Management has concluded, however, that additional testing is required to review the operational effectiveness of such controls before the material weakness can be considered fully remediated. Additionally, all system-generated reports have now been identified, and management continues to work to refine the design of controls with respect to the testing of such reports. Management has concluded that additional time is required to assess the effectiveness of these controls over system-generated reports and to confirm the consistent application of the revised control regime.

Furthermore, during the year ended December 31, 2020, we identified a material weakness within our New Guards business. Farfetch acquired New Guards in August 2019 and the business represented approximately 29% of our consolidated revenue during 2020. During 2020, following the acquisition, we established an internal control environment for the New Guards business, however, as of December 31, 2020, a material weakness existed in internal control over financial reporting related to the effective implementation of processes and review procedures and the formal documentation of the execution of key controls. Specific deficiencies were identified, regarding information technology controls, in particular deficiencies related to user access, change-management and information technology dependencies such as system-generated reports, inconsistent application of operational controls, segregation of duties and design gaps in the revenue process. These deficiencies were specific to the internal control over financial reporting of the New Guards business and, although they do not aggregate with our other business operations, constitute a material weakness for the New Guards business.

Following the identification of this material weakness, we have taken steps to address these control deficiencies and continue to implement our remediation plan at New Guards, which we believe will address the underlying causes. We are executing on our remediation plan by establishing more robust processes supporting internal control over financial reporting and documentation of control and review procedures by implementing formal access and change-management controls to existing systems and initiating system upgrades where necessary. However, these weaknesses may not be fully remediated until we have operated the New Guards business with these controls in place for a sufficient period of time.

As a result, for the year ended December 31, 2020, management concluded that we had material weaknesses relating to (1) the operation of effective controls over information technology systems, including access over those systems, managing system changes, and testing of system generated reports used in the execution of manual controls and (2) the implementation and documentation of internal control over financial reporting at the New Guards business.

Based upon the above evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as a result of the material weaknesses described above, our internal control over financial reporting was not effective as of December 31, 2020.

Attestation Report of Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP, the independent registered public accounting firm that audited our consolidated financial statements included in this Annual Report, has audited our internal control over financial reporting as of December 31, 2020, as stated in its report on page F-2.

Changes in Internal Control over Financial Reporting

Except for the remediation efforts described above taken to address the material weaknesses, during the year ended December 31, 2020, there were no other changes in our internal control over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

Our Board of Directors has determined that Ms. Evan, Ms. Irvine, Mr. Luís and Ms. Tans each satisfies the “independence” requirements set forth in Rule 10A‑3 under the Exchange Act. Our Board of Directors has also determined that each of Ms. Evan, Ms. Irvine and Mr. Luís is considered an “audit committee financial expert” as defined in Item 16A of Form 20‑F under the Exchange Act.

Item 16B. Code of Ethics

We have adopted a Code of Conduct that applies to all our employees, officers and Directors, including our principal executive, principal financial and principal accounting officers. Our Code of Conduct addresses, among other things, competition and fair dealing, conflicts of interest, financial matters and external reporting, our funds and assets, confidentiality, corporate opportunity requirements, the process for reporting violations of the Code of Conduct and employee misconduct. Our Code of Conduct is intended to meet the definition of "code of ethics" under Item 16B of Form 20-F under the Exchange Act.

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

Item 16C. Principal Accounting Fees and Services

PricewaterhouseCoopers LLP ("PwC") acted as our independent registered public accounting firm for the fiscal years ended December 31, 2020 and 2019. The table below sets out the total amount incurred, for services performed in the years ended December 31, 2020 and 2019, and breaks down these amounts by category of service:

	2019	2020
	(in thousands)
Audit Fees	$2,245	$3,784
Audit Related Fees	520	231
Tax Fees	24	-
All Other Fees	75	7
Total	$2,864	$4,022

Audit Fees

Audit fees for the years ended December 31, 2020 and 2019 were related to the audit of our consolidated and subsidiary consolidated financial statements and other audit or interim review services provided in connection with statutory and regulatory filings or engagements.

Audit Related Fees

Audit related fees for the year ended December 31, 2020 were related to services in connection with our financing activities. Audit related fees for the year ended December 31, 2019 were related to services in connection with our IPO.

Tax Fees

Tax fees for the years ended December 31, 2020 and 2019 were related to tax compliance and tax planning services.

All Other Fees

All other fees in the years ended December 31, 2020 and 2019 were related to services in connection with non-audit compliance and review work.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

We are a “foreign private issuer” (as such term is defined in Rule 3b–4 under the Exchange Act), and our Class A ordinary shares are listed on the NYSE. We believe the following to be the significant differences between our corporate governance practices and those applicable to U.S. companies under the NYSE listing standards. Under the NYSE rules, NYSE-listed companies that are foreign private issuers are permitted to follow home country practice in-lieu of the corporate governance provisions specified by the NYSE, with limited exceptions. Accordingly, we follow certain corporate governance practices of our home country, the Cayman Islands, in-lieu of certain of the corporate governance requirements of the NYSE. In addition, under the NYSE rules, listed companies of which more than 50% of the voting power for the election of Directors is held by an individual, group or other entity are not required to have a majority of independent Directors, as defined by NYSE rules, or to comply with certain other requirements. Because Mr. Neves beneficially owns more than 50% of our voting power, we are a “controlled company” within the meaning of the rules of the NYSE.

Under the NYSE rules, U.S. domestic listed, non-controlled companies are required to have a majority independent board, which is not required under the Companies Act (as amended) of the Cayman Islands, our home country. In addition, the NYSE rules require U.S. domestic listed, non-controlled companies to have a Compensation Committee and a Nominating and Corporate Governance Committee, each composed entirely of independent Directors, which are not required under our home country laws.

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

The NYSE also requires that a listed company obtain, in specified circumstances, (1) shareholder approval to adopt or materially revise equity compensation plans, as well as (2) shareholder approval prior to an issuance (a) of more than 1% of its common stock (including derivative securities thereof) in either number or voting power to related parties, (b) of more than 20% of its outstanding common stock (including derivative securities thereof) in either number or voting power or (c) that would result in a change of control, none of which require shareholder approval under the Cayman Islands law. We intend to follow home country law in determining whether shareholder approval is required.

Due to our status as a foreign private issuer and our intent to follow certain home country corporate governance practices, our shareholders do not have the same protections afforded to shareholders of companies that are subject to all the NYSE corporate governance standards and shareholder approval requirements.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Consolidated financial statements

We have provided consolidated financial statements pursuant to Item 18.

Item 18. Consolidated financial statements

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this Annual Report. The audit report of PricewaterhouseCoopers LLP, independent registered public accounting firm, is included herein preceding the audited consolidated financial statements.

Item 19. Exhibits

Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed/Furnished

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant as currently in effect.	20-F	001-38655	1.1	3/11/2020

2.1	Registration Rights Agreement, dated as of July 21, 2017 by and among Farfetch.com Limited and certain shareholders of Farfetch.com Limited.	F-1	333-226929	4.1	8/20/2018

2.2	Description of Securities.					*

2.3	Form of Class A Ordinary Share Certificate.	F-1	333-226929	4.3	8/20/2018

2.4	Indenture, dated as of February 5, 2020, by Farfetch Limited and Wilmington Trust, National Association.	20-F	001-38655	2.5	3/11/2020

2.5	Indenture, dated as of April 30, 2020, by Farfetch Limited and Wilmington Trust, National Association.	6-K	001-38655	4.1	4/30/2020

2.6	Indenture, dated as of November 17, 2020 by Farfetch Limited and Wilmington Trust, National Association.					*

4.1†	Form of Indemnification Agreement.					*

4.2†	Amended and Restated Rules of the Farfetch.com Limited Enterprise Management Incentive Scheme, adopted July 17, 2013.	F-1	333-226929	10.2	8/20/2018

4.3†	Rules of the Farfetch.com Limited Share Option Scheme, adopted July 18, 2013.	F-1	333-226929	10.3	8/20/2018

4.4†	Farfetch.com Limited 2015 Long-Term Incentive Plan, adopted February 13, 2015.	F-1	333-226929	10.4	8/20/2018

4.5	Payment Processing Agreement, dated as of April 18, 2018, between Chinabank Payment Technology Co. Ltd. and Farfetch UK Limited.	F-1	333-226929	10.10	8/20/2018

4.6†	Consultancy Agreement, dated August 15, 2018, between Farfetch UK Limited and Natalie Massenet.	F-1	333-226929	10.12	8/20/2018

4.7†	Form of 2018 Farfetch Employee Equity Plan.	S-8	333-227536	4.6	9/26/2018

4.8	Acquisition Agreement, dated as of December 12, 2018 between Stadium Goods and Farfetch Limited.	20-F	001-38655	4.14	3/1/2019

4.9	Sale and Purchase Agreement relating to the Acquisition of New Guards Group Holding s.p.a, dated as of August 2, 2019, between multiple sellers, Farfetch Italia S.r.l. and Farfetch Limited.	20-F	001-38655	4.15	3/11/2020

8.1	List of Subsidiaries.					*

12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*

12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*

13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**

13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**

15.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.					*

Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed/Furnished

101.INS	XBRL Instance Document.					*

101.SCH	XBRL Taxonomy Extension Schema Document.					*

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.					*

101.DEF	XBRL Taxonomy Definition Linkbase Document.					*

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.					*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.					*

*	Filed herewith.
**	Furnished herewith.

† This document has been identified as a management contract or compensatory plan or arrangement.

Certain agreements filed as exhibits to this Annual Report contain representations and warranties that the parties thereto made to each other. These representations and warranties have been made solely for the benefit of the other parties to such agreements and may have been qualified by certain information that has been disclosed to the other parties to such agreements and that may not be reflected in such agreements. In addition, these representations and warranties may be intended as a way of allocating risks among parties if the statements contained therein prove to be incorrect, rather than as actual statements of fact. Accordingly, there can be no reliance on any such representations and warranties as characterizations of the actual state of facts. Moreover, information concerning the subject matter of any such representations and warranties may have changed since the date of such agreements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Farfetch Limited

Date: March 4, 2021	By:	/s/ José Neves
José Neves
Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Farfetch Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Farfetch Limited and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations, comprehensive loss, changes in equity/(deficit) and cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO because material weaknesses in internal control over financial reporting existed as of that date related to (1) the operation of effective controls over information technology systems, including access over those systems, managing system changes, and testing of system generated reports used in the execution of manual controls and (2) the implementation and consistent operation of internal control over financial reporting at the New Guards business.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses referred to above are described in Management’s Report on Internal Control over Financial Reporting appearing under Item 15. We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the 2020 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

Change in Accounting Principle

As discussed in Notes 2 and 18 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements; and (ii) involved especially challenging, subjective, or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Embedded Derivatives

As described in Notes 3, 22 and 27 to the consolidated financial statements, the Company issued convertible senior notes amounting to $250.0 million, $400.0 million and $600.0 million on February 5, 2020, April 30, 2020 and November 17, 2020, respectively. Each arrangement contains certain conversion options which are bifurcated from the notes and separately valued. The embedded derivative liabilities are collectively valued at $2,996 million as of December 31, 2020. Management applied judgement in determining the options to be separately valued and in estimating the fair value of these embedded derivatives, which involved the use of complex modeling and significant assumptions with respect to the (i) risk free rate; and (ii) expected volatility. Management used specialists to develop these models and estimates.

The principal considerations for our determination that the valuation of the embedded derivative is a critical audit matter are there was significant judgement and estimation by management in determining the options to be separately valued and the methodology and valuation model to be used for each instrument, including the related assumptions. This in turn resulted in a high degree of auditor judgement, subjectivity and effort in performing procedures to evaluate the accounting treatment of the embedded derivatives, the methodology and valuation models and the significant assumptions, specifically the risk free rate, and expected volatility.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, evaluating management’s determination of the options to be separately valued; assessing the appropriateness of the methodologies used in the valuation models; agreeing relevant data used in the models to the executed agreements as applicable; and assessing the reasonableness of significant assumptions used by management. Professionals with specialized skill and knowledge were used both (1) to assist with the evaluation of management’s determination of the options to be separately valued and (2) assessing the appropriateness of the valuation models and the reasonableness of significant assumptions, including the risk free rate and expected volatility. In assessing the reasonableness of significant assumptions used by management, professionals with specialized skill and knowledge developed an independent range to value each embedded derivative and compared management’s estimate to the independently developed ranges.

Capitalized Development Costs

As described in Notes 3 and 16 to the consolidated financial statements, the Company capitalizes costs relating to the development of internal software and the Farfetch websites. Management applied judgement in assessing whether the assets met the required criteria for initial capitalization, including the assessment of expected future benefits from the projects to be capitalized, technical feasibility and commercial viability. The value of development costs capitalized during the year ended December 31, 2020 was $89 million.

The principal considerations for our determination that capitalized development costs is a critical audit matter are there was significant judgement by management in assessing whether the assets met the required criteria for initial capitalization, including assessment of expected future benefits from the projects to be capitalized, technical feasibility and commercial viability. This in turn led to a high degree of auditor judgement, subjectivity, and effort in performing procedures to evaluate management’s judgement in assessing the capitalization criteria.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, (i) assessing whether the capitalization criteria, including expected future benefits and feasibility and viability of projects, have been met through review of project budgets and roadmaps, consideration of historic unsuccessful projects, corroborating information with the IT project leads and employees working on the projects, and interviewing project supervisors and development personnel on the nature of each project and the time spent on projects by development team members; and (ii) testing directly attributable costs to bring the asset to the condition necessary for it to be capable of operating in the manner intended by management.

/s/PricewaterhouseCoopers LLP

London, United Kingdom

March 4, 2021

We have served as the Company’s auditor since 2015.

Consolidated statements of operations

for the year ended December 31,

(in $ thousands, except share and per share data)

	Note	2018	2019	2020
Revenue	4	$602,384	$1,021,037	$1,673,922
Cost of revenue		(303,934)	(561,191)	(902,994)
Gross profit		298,450	459,846	770,928
Selling, general and administrative expenses	8	(471,766)	(869,609)	(1,351,483)
Impairment losses on tangible assets	17,18	-	-	(2,991)
Impairment losses on intangible assets	16	-	-	(36,269)
Operating loss (1)		(173,316)	(409,763)	(619,815)
Gain/(loss) on items held at fair value and remeasurements (1)	9,27	-	21,721	(2,643,573)
Share of results of associates (1)		33	366	(74)
Finance income	10	38,182	34,382	24,699
Finance costs	10	(18,316)	(19,232)	(108,742)
Loss before tax	11	(153,417)	(372,526)	(3,347,505)
Income tax (expense)/benefit	12	(2,158)	(1,162)	14,434
Loss after tax		(155,575)	(373,688)	(3,333,071)
(Loss)/profit after tax attributable to:
Equity holders of the parent		(155,575)	(385,297)	(3,350,619)
Non-controlling interests	32	-	11,609	17,548
		$(155,575)	$(373,688)	$(3,333,071)
Loss per share attributable to owners of the parent
Basic and diluted	13	(0.59)	(1.21)	(9.75)
Weighted-average shares outstanding
Basic and diluted	13	264,432,214	318,843,239	343,829,481

The accompanying notes are an integral part of these consolidated financial statements

(1) In the year ended December 31, 2020, we changed the presentation of our operating loss to reflect losses on items held at fair value and remeasurements, and share of results of associates, as non-operating items in the consolidated statements of operations. See Note 2 for further details.

Consolidated statements of comprehensive loss

for the year ended December 31,

(in $ thousands)

	Note	2018	2019	2020
Loss for the year		$(155,575)	$(373,688)	$(3,333,071)
Other comprehensive (loss)/income:
Items that may be subsequently reclassified to the consolidated statements of operations or financial position (net of tax):
Exchange differences (loss)/gain on translation of foreign operations		(24,142)	(7,333)	23,903
Gain/(loss) on cash flow hedges recognized in equity		436	(11,863)	(4,227)
Gain on cash flow hedges recognized in equity - time value		-	-	2,552
Less: Loss on cash flow hedges reclassified and reported in net loss		-	8,337	17,612
Items that will not be subsequently reclassified to the consolidated statements of operations (net of tax):
Impairment loss on investments		-	(100)	-
Remeasurement loss on severance plan		-	(58)	(24)
Other comprehensive (loss)/income for the year, net of tax		(23,706)	(11,017)	39,816
Total comprehensive loss for the year, net of tax		$(179,281)	$(384,705)	$(3,293,255)
Total comprehensive (loss)/income attributable to:
Equity holders of the parent		(179,281)	(396,314)	(3,311,135)
Non-controlling interests	32	-	11,609	17,880
		$(179,281)	$(384,705)	$(3,293,255)

The accompanying notes are an integral part of these consolidated financial statements

Consolidated statements of financial position

(in $ thousands)

	Note	December 31, 2019	December 31, 2020
Non-current assets
Other receivables	15	$12,388	$58,081
Deferred tax assets	25	5,324	13,556
Intangible assets, net	16	1,362,967	1,279,328
Property, plant and equipment, net	17	67,999	89,082
Right-of-use assets	18	115,176	179,227
Investments	19	16,229	8,278
Investments in associates	19	2,466	2,319
Total non-current assets		1,582,549	1,629,871
Current assets
Inventories	14	128,107	145,309
Trade and other receivables	15	189,897	209,946
Current tax assets		1,873	2,082
Derivative financial assets	27	3,024	30,242
Cash and cash equivalents	20	322,429	1,573,421
Total current assets		645,330	1,961,000
Total assets		2,227,879	3,590,871
Liabilities and Equity/(deficit)
Non-current liabilities
Provisions	23	23,704	129,113
Lease liabilities	18	100,833	165,275
Deferred tax liabilities	25	219,789	182,463
Employee benefit obligations	28	16,455	26,116
Derivative financial liabilities	22,27	-	2,996,220
Borrowings	22	-	635,237
Put and call option liabilities	27	61,268	348,937
Other financial liabilities		-	4,853
Total non-current liabilities		422,049	4,488,214
Current liabilities
Trade and other payables	21	413,696	666,144
Provisions	23	-	27,146
Current tax liability		28,289	3,098
Lease liabilities	18	18,485	26,128
Employee benefit obligations	28	-	38,286
Derivative financial liabilities	22,27	5,601	17,427
Put and call option liabilities	27	1,118	-
Other current financial liabilities		809	518
Total current liabilities		467,998	778,747
Total liabilities		890,047	5,266,961
Equity/(deficit)
Share capital	29	13,584	14,168
Share premium	29	878,007	927,931
Merger reserve	29	783,529	783,529
Foreign exchange reserve		(30,842)	(7,271)
Other reserves	30	349,463	447,753
Accumulated losses		(826,135)	(4,010,756)
Equity/(deficit) attributable to owners of the parent		1,167,606	(1,844,646)
Non-controlling interests	32	170,226	168,556
Total equity/(deficit)		1,337,832	(1,676,090)
Total equity/(deficit) and liabilities		$2,227,879	$3,590,871

The accompanying notes are an integral part of these consolidated financial statements

Consolidated statements of changes in equity/(deficit) (in $ thousands)

	Note	Share capital	Share premium	Merger reserve	Foreign exchange reserve	Other reserves	Accumulated losses	Equity/ (deficit) attributable to owners of the parent	Non- controlling interest	Total equity/ (deficit)
Balance at December 31, 2017		$9,298	$677,674	$-	$633	$38,475	$(329,177)	$396,903	$-	$396,903
Changes in equity
Loss after tax for the year		-	-	-	-	-	(155,575)	(155,575)	-	(155,575)
Other comprehensive (loss)/income		-	-	-	(24,142)	436		(23,706)	-	(23,706)
Total comprehensive (loss)/income for the year, net of tax		-	-	-	(24,142)	436	(155,575)	(179,281)	-	(179,281)
Capital reorganization		652	(677,674)	783,529	-	-	-	106,507	-	106,507
Issue of share capital, net of transaction costs		2,044	772,300	-	-	-	-	774,344	-	774,344
Share based payment – equity settled		-	-	-	-	28,563	1,395	29,958	-	29,958
Balance at December 31, 2018		11,994	772,300	783,529	(23,509)	67,474	(483,357)	1,128,431	-	1,128,431
Changes in equity
(Loss)/income after tax for the year		-	-	-	-	-	(385,297)	(385,297)	11,609	(373,688)
Other comprehensive loss		-	-	-	(7,333)	(3,684)	-	(11,017)	-	(11,017)
Total comprehensive (loss)/income for the year, net of tax		-	-	-	(7,333)	(3,684)	(385,297)	(396,314)	11,609	(384,705)
Loss on cashflow hedge transferred to inventory		-	-	-	-	142	-	142	-	142
Issue of share capital, net of transaction costs		1,590	105,707	-	-	393,105	-	500,402	-	500,402
Share based payment – equity settled		-	-	-	-	76,383	46,841	123,224	-	123,224
Share based payment- reverse vesting shares		-	-	-	-	(82,646)	-	(82,646)	-	(82,646)
Transaction with non- controlling interests		-	-	-	-	(101,311)	-	(101,311)	-	(101,311)
Non-controlling interest arising from a business combination		-	-	-	-	-	-	-	158,617	158,617
Non-controlling interest call option		-	-	-	-	-	(4,322)	(4,322)	-	(4,322)
Balance at December 31, 2019		13,584	878,007	783,529	(30,842)	349,463	(826,135)	1,167,606	170,226	1,337,832
Changes in equity/(deficit)
(Loss)/income after tax for the year		-	-	-	-	-	(3,350,619)	(3,350,619)	17,548	(3,333,071)
Other comprehensive income		-	-	-	23,571	15,913	-	39,484	332	39,816
Total comprehensive income/(loss) for the year, net of tax		-	-	-	23,571	15,913	(3,350,619)	(3,311,135)	17,880	(3,293,255)
Gain on cashflow hedge transferred to inventory		-	-	-	-	(1,213)	-	(1,213)	-	(1,213)
Issue of share capital, net of transaction costs		584	49,924	-	-	4,808	-	55,316	-	55,316
Share based payment – equity settled		-	-	-	-	52,690	165,998	218,688	-	218,688
Share based payment- reverse vesting shares		-	-	-	-	26,092	-	26,092	-	26,092
Acquisition of non-controlling interest		-	-	-	-	-	-	-	965	965
Dividends paid to non-controlling interests	32	-	-	-	-	-	-	-	(20,515)	(20,515)
Balance at December 31, 2020		$14,168	$927,931	$783,529	$(7,271)	$447,753	$(4,010,756)	$(1,844,646)	$168,556	$(1,676,090)

The accompanying notes are an integral part of these consolidated financial statements

Consolidated statements of cash flows

for the year ended December 31,

(in $ thousands)

	Note	2018	2019	2020
Cash flows from operating activities
Operating loss (1)		(173,316)	(409,763)	(619,815)
Adjustments to reconcile operating loss to net cash provided by operating activities:
Depreciation	17,18	7,338	28,536	39,366
Amortization	16	16,199	85,055	177,857
Non-cash employee benefits expense		53,819	138,195	168,347
Net loss/(gain) on sale of non-current assets		1,028	(144)	-
Net exchange differences		7,621	(842)	-
Impairment losses on tangible assets	17,18	-	-	2,991
Impairment losses on intangible assets	16	-	-	36,269
Impairment of investments		-	5,000	235
Changes in working capital
Increase in receivables		(72,151)	(51,273)	(15,833)
Increase in inventories		(10,345)	(29,723)	(16,471)
Increase in payables		56,896	113,716	280,454
Changes in other assets and liabilities
(Increase)/decrease in non-current receivables		(1,265)	3,723	(1,453)
Increase in other liabilities		-	11,575	59,640
(Decrease)/increase in provisions		(701)	(4,252)	85,001
Decrease in derivative financial instruments		(506)	(117)	(15,052)
Income taxes paid		(822)	(16,328)	(65,221)
Net cash (outflow)/inflow from operating activities		(116,205)	(126,642)	116,315
Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	5	-	(461,691)	(12,016)
Payments for property, plant and equipment	17	(21,137)	(39,512)	(26,839)
Proceeds on disposal of property, plant and equipment	17	-	272	-
Payments for intangible assets	16	(50,978)	(72,985)	(94,105)
Interest received		8,865	11,259	3,131
Dividends received from associate		-	-	60
Payments for investments		(288)	(20,846)	(2,872)
Net cash outflow from investing activities		(63,538)	(583,503)	(132,641)
Cash flows from financing activities
Proceeds from issue of shares, net of issue costs		856,979	-	50,000
Proceeds from exercise of employee share based awards		2,547	8,654	62,899
Repayment of the principal elements of lease payments		-	(19,127)	(19,051)
Proceeds from borrowings, net of issue costs	22	-	-	1,241,861
Dividends paid to holders of non-controlling interests	32	-	-	(20,515)
Interest and fees paid on loans		-	(4,776)	(54,154)
Net cash inflow/(outflow) from financing activities		859,526	(15,249)	1,261,040
Net increase/(decrease) in cash and cash equivalents		679,783	(725,394)	1,244,714
Cash and cash equivalents at the beginning of the year	20	384,002	1,044,786	322,429
Effects of exchange rate changes on cash and cash equivalents		(18,999)	3,037	6,278
Cash and cash equivalents at end of year		1,044,786	322,429	1,573,421

The accompanying notes are an integral part of these consolidated financial statements

(1) See Note 2 for further details.

Notes to the consolidated financial statements

1.	Corporate information

Farfetch Limited (the “Company”) is an exempted company incorporated with limited liability under the Companies Act (as amended) of the Cayman Islands, as amended and restated from time to time (the “Companies Act”). The principal place of business is The Bower, 211 Old Street, London, EC1V 9NR, United Kingdom. Farfetch Limited and its subsidiary undertakings (the “Group”) is principally engaged in the following:

•

providing an online marketplace at Farfetch.com (and related suffixes) as well as the Farfetch app for retailers and brands to be able to offer their products for sale to the public (including associated services such as ‘production’, logistics, customer services and payment processing);

•	web design, build, development and retail distribution for retailers and brands to enable them to offer their products to the public;
•	operating the Company-owned (Browns, New Guards, Stadium Goods) and the branded stores (Off-White, Ambush); and
•	providing a platform for the development of global luxury fashion brands.

Effects of the COVID-19 pandemic

The impact of the ongoing COVID-19 pandemic is severe, widespread and continues to evolve. In March 2020, the World Health Organization declared COVID-19 a global pandemic, and governmental authorities around the world have implemented measures to reduce the spread of COVID-19. These measures, including quarantines, travel bans, business closures and other heightened restrictions suggested or mandated by governmental authorities or otherwise elected by companies as a preventive measure, have adversely affected workforces, customers, consumer sentiment, economies, and financial markets, and, along with decreased consumer spending, have led to an economic downturn in many of our markets.  It is impossible to predict all the effects and the ultimate impact of the COVID-19 pandemic, as the situation continues to rapidly evolve. The extent of these impacts on our financial and operating results will be dictated by the length of time that the pandemic and the related counter-measures continue, in addition to individuals’ and companies’ risk tolerance regarding health matters going forward.

The impact of the COVID-19 pandemic and actions taken in response to it had varying effects on our 2020 operating results. Since the onset of the pandemic, there has been an acceleration in the shift of consumer demand to online, which the Group has partially benefited from. This has resulted in Digital Platform revenue growth. This growth in revenue has been partially offset by the performance in Brand Platform revenue which has been impacted by Brand Platform customers having to close at various times during 2020 as a result of government enforced lockdowns.

In light of the COVID-19 pandemic, the Group has considered the impact on the consolidated financial statements and where appropriate any impacts have been reflected in the financial statements.

These financial statements were authorized for issue by the board on March 4, 2021.

2.	Significant accounting policies
2.1.	Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements have been prepared under the historical cost convention, except as modified by the revaluation of certain financial assets and financial liabilities at fair value through profit and loss.

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

Notes to the consolidated financial statements (continued)

The consolidated financial statements are presented in U.S. dollars (“U.S. dollars” or “USD” or “$”). All values are rounded to the nearest 1,000 dollars, except where indicated. The tables in these notes are shown in USD thousands, except where indicated.

In 2020, we changed the presentation of our operating loss in the consolidated financial statements to reflect losses on items held at fair value and remeasurements and share of results of associates, as non-operating items in the consolidated statements of operations. These items are presented as non-operating for the current and prior years within the consolidated statements of operations to reflect the change in classification. We have made this presentation change in order to improve comparability of our year-over-year operating loss, particularly given the increased volatility of the items with a valuation dependent on our market share prices. As a result of this presentational change, the consolidated statements of cash flows now starts with operating loss rather than loss before tax as previously reported. This change had no impact on our historical loss after tax or on any of our historical consolidated statements of financial position, operations, comprehensive loss changes in equity and cash flows. We determined that these presentational changes had no material impact on the previously reported financial information or on any previously issued financial statements.

Effective January 1, 2019, we adopted the requirements of IFRS 16, Leases, (“IFRS 16”). The consolidated financial statements provide comparative information in respect of the period prior to adoption.

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

Notes to the consolidated financial statements (continued)

When the Group acquires a business, it assesses the financial assets and liabilities assumed for classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.

Any contingent consideration to be transferred by the Group is recognized at fair value at the acquisition date and is subsequently measured at fair value with changes in fair value recognized in profit or loss.

For details of business combinations please see Note 5.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests over the net identifiable assets acquired and liabilities assumed which are measured at fair value at the date of acquisition.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units (“CGU’s”) that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units. Annual impairment testing is performed at every reporting date being December 31. Refer to Note 2.3 (n) for the Group’s policy on the impairment of non-financial assets.

b)	Investment in associates

The Group recognizes an investment in associate when the Group has a significant influence over that entity. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies. The Group’s investments in its associates, Farfetch Finance Limited and Alanui S.r.l, are accounted for using the equity method.

Under the equity method of accounting, the investments are initially recognized at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses of the investee in profit or loss, and the Group’s share of movements in other comprehensive income of the investee in other comprehensive income.

c)	Current versus non-current classification

The Group presents assets and liabilities in the statements of financial position based on current/non-current classification.

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

Notes to the consolidated financial statements (continued)

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

The Group uses valuation techniques that are applicable in the circumstances and for which sufficient data is available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1: Quoted (unadjusted) market prices in active markets for identical assets or liabilities that the entity can access at the measurement date.
•	Level 2: Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable
•	Level 3: Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognized in the consolidated financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

e)	Revenue recognition

Revenue is recognized in accordance with the five-step model under IFRS 15:

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

For these arrangements, the sellers determine the transaction price of the goods sold on the website, being the purchase price paid by the consumer, with the Group acting as an agent for the sellers and the related revenue is recognized on a net basis. The Group also charges fees to sellers for activities related to providing this service, such as packaging, credit card processing, settlement of duties, and other transaction processing activities. These activities are not considered separate promises to the consumer, and the related fees are therefore recognized concurrently with commissions at the time the performance obligation to facilitate the transaction between the seller and end consumer is satisfied, which is when the goods are dispatched to the end consumer by the seller. A provision is made for commissions that would be refunded if the end consumer returns the goods, and the Group uses historical data and patterns to estimate its return provision. There are no significant payment terms, with the Group taking payment in full from the consumer’s chosen payment method at the time the goods are ready for dispatch by the seller.

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

Current tax is the expected tax payable based on the taxable profit for the period, and the tax laws that have been enacted or substantively enacted by the reporting date. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where required on the basis of amounts expected to be paid to the tax authorities.

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that there are sufficient suitable deferred tax liabilities or future taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit. Current and deferred tax is charged or credited in the statements of operations, except when it relates to items charged or credited directly to equity, in which case the current or deferred tax is also recognized directly in equity.

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

Uncertainty over Income Tax Treatment: The Group operates across a large number of jurisdictions and could be subject to periodic audit by local tax authorities on a range of tax matters during the normal course of business, including transfer pricing, indirect taxes and transaction related issues. Where the amount of tax payable or recoverable is uncertain, the Group establishes provisions based on either: the Group’s judgment of the most likely amount of the liability or recovery; or, when there is a wide range of possible outcomes, a probability weighted average approach.

g)	Foreign currencies

The Group’s consolidated financial statements are presented in U.S. dollars. For each entity the Group determines the functional currency and items included in the consolidated financial statements of each entity are measured using that functional currency. The functional currency of the Company is U.S. dollars.

In January 2019, the functional currency of Farfetch UK Limited, the Group’s primary trading entity, changed from pound sterling to U.S dollars. This was a result of a gradual change in the primary economic environment in which Farfetch UK Limited operates driven by the growth of consumers where the Group receives U.S. dollars in settlement. This is combined with an increase in costs influenced by movements in the U.S dollar. The Group’s corporate treasury function continually monitors the Group’s exposure to foreign currency movements.  Farfetch UK Limited is exposed to movements in several key currencies including the U.S dollar, euro and pound sterling. Following a review of Farfetch UK Limited’s expected receipts and expenses, the Group determined that U.S dollars had become the dominant currency from January 2019. As a result, this triggered a change in functional currency.

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

Notes to the consolidated financial statements (continued)

Items of property, plant and equipment are depreciated with an expense recognized in depreciation and amortization expense on a straight-line basis over their useful life.

The useful lives of these items are assessed as follows:

Leasehold improvements	Shorter of the life of the lease or useful life
Fixtures and fittings	Three to ten years
Motor vehicles	Four to eight years
Plant, machinery and equipment	Three to ten years

The residual values, useful lives and methods of depreciation of property, plant and equipment are reviewed at each financial year end and adjusted prospectively, if necessary.

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

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the statements of operations in the expense category that is consistent with the function of the intangible assets. Other than goodwill, there are no intangible assets with indefinite useful lives.

Goodwill is not amortized but is reviewed for impairment at least annually. For the purpose of impairment testing, goodwill is allocated to the relevant CGUs which are tested for impairment annually. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. On disposal of a cash-generating unit, the attributable amount of goodwill is included in the determination of the profit or loss on disposal. Refer to Note 2.3 (n) for the Group’s policy on the impairment of non-financial assets.

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

Notes to the consolidated financial statements (continued)

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

Subsequent costs

Subsequent costs are only capitalized when there is an increase in the anticipated future economic benefit attributable to the assets in question. All other subsequent costs are recorded in the statements of operations for the year in which they are incurred.

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

k)Leases

At the inception date of the lease (i.e. the date when the underlying asset is available for use), a lessee recognizes a liability for the present value of the lease payments payable over the lease term and a right of use asset that represents the right to use the underlying asset over the term of the lease. Right of use assets are measured at cost less accumulated depreciation and impairment losses, and are adjusted for any remeasurement of lease liabilities. The cost of right of use assets includes the amount of initial direct costs incurred and lease payments made before the commencement date less incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the estimated useful life of the underlying asset and the lease term.

The Group does not recognize non-lease components separately from lease components for those classes of assets in which non-lease components are significant with respect to the total value of the arrangement.

Lease payments include fixed payments (including in-substance fixed payments) less any lease incentive receivable, variable lease payments that depend on an index or rate, and amounts expected to be paid as residual value guarantees. Similarly, the measurement of the lease liability includes the exercise price of a purchase option, if the lessee is reasonably certain to exercise that option, and payments of penalties for early termination, if the lease term reflects the lessee exercising such cancellation option. For the calculation of the present value of the lease payments, the Group uses the incremental borrowing rate at the start date of the lease. After the commencement date, the amount of the lease liabilities is increased to reflect the accrual of interest and reduced for the payment made. In addition to this, the carrying amount of the lease liability is remeasured in certain cases, such as changes in the lease term, changes in future lease payments resulting from a change in an index or rate used to determine those payments. The amount of such remeasurements is generally recognized against an adjustment to the right of use asset.

Notes to the consolidated financial statements (continued)

The standard includes two recognition exemptions: “low value” asset leases and short-term leases (the Group uses this exemption for all leases with a term of twelve months or less). In such cases, lease payments are recognized as an expense on a straight-line basis over the lease term.

The Group determines the lease term as the non-cancellable term of the contract, together with any period covered by an extension (or termination) option whose exercise is discretionary for the Group, if there is reasonable certainty that it will be exercised (or it will not be exercised). In its assessment, the Group considers all available information by asset class in the industry and evaluates all relevant factors (technology, regulation, competition, business model) that create an economic incentive to exercise or not a renewal/cancellation option. In particular, the Group takes into consideration the time horizon of the strategic planning of its operations. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control that may affect its ability to exercise (or not to exercise) an option to extend or terminate (for example, a change in business strategy).

Lessors continue to classify all leases using the classification principles in the prior standard, IAS 17, and distinguishing between operating and finance leases. Leases in which the lessor retains a significant portion of the risks and rewards of ownership of the leased asset are treated as operating leases. Otherwise, the lease is a finance lease.

l)	Inventories

Inventories are carried at the lower of cost and the net realizable value based on market performance, including the relative ancillary selling costs. The cost of inventories, calculated according to the weighted average cost method for each category of goods, includes purchase costs and costs incurred to bring the inventories to their present location and condition. In order to represent the value of inventories in the statements of financial position, and to take into account impairment losses due to obsolete materials and slow inventory movement, obsolescence provisions have been directly deducted from the carrying amount of the inventories.

m)	Financial instruments—initial recognition and subsequent measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial assets

The Groups financial assets comprise cash and cash equivalents, receivables and derivative financial instruments. Derivative financial instruments are comprised of forward exchange contracts and foreign exchange option contracts, which are measured at fair value through profit or loss, unless they are formally designated and measured as cash flow hedges.

Trade receivables are generally accounted for at amortized cost. The Group assesses on a forward-looking basis the expected credit losses associated with its trade receivables carried at amortized cost.

Financial assets measured at fair value through profit or loss are measured initially at fair value with transaction costs taken directly to the consolidated statements of operations. Subsequently, the financial assets are remeasured, and gains and losses are recognized in the consolidated statements of operations.

Financial liabilities

The Group’s financial liabilities comprise trade and other payables, interest bearing loans and borrowings, contingent consideration, derivative instruments on convertible notes (embedded derivatives) and foreign exchange contracts.

Trade and other payables are held at amortized cost.

Notes to the consolidated financial statements (continued)

All interest bearing loans and borrowings are initially recognized at fair value net of issue costs associated with the borrowing. After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method.

Put and call option liabilities and foreign exchange contracts are measured initially at fair value through profit or loss with transaction costs taken directly to the consolidated statements of operations. Subsequently, the fair values are remeasured and gains and losses from changes therein are recognized in the consolidated statements of operations.

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

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in the cash flow hedge reserve or time value reserve within equity. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss.

When a hedging instrument matures, any gains or losses held in the cash flow hedge reserve are recycled to the statements of operations or inventory on the balance sheet when the related hedged item is recognized in the statements of operations or inventory on the balance sheet.

If a hedge no longer meets the criteria for hedge accounting, or the forecast transaction is no longer likely to occur, the cumulative gain or loss reported in equity is immediately reclassified to profit or loss.

Embedded derivatives

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and host contract are not carried at fair value, with unrealized gains or losses reported in the statements of operations. Embedded derivatives are carried on the balance sheet at fair value from the inception of the host contract. Changes in fair value are recognized in the statements of operations during the period in which they arise.

The Company’s convertible notes embedded derivatives are accounted as financial instruments at fair value through profit and loss (“FVTPL”). The embedded derivatives were recorded at fair value on the date of debt issuance. They are subsequently remeasured at fair value at each reporting date, and the changes in the fair value are recorded in the consolidated statements of operations with gain/(loss) on remeasurements. The fair values of the embedded derivatives are determined using an option pricing model, using assumptions based on market conditions at the reporting date.

n)	Impairment of non-financial assets

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

Notes to the consolidated financial statements (continued)

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

The Group bases its impairment calculation on detailed budgets which are prepared separately for each of the Group’s CGUs to which the individual assets are allocated. These budgets and forecast calculations cover a period of five to nine years, according to the nature and maturity of each CGU. Impairment losses of continuing operations, are recognized in the statements of operations in expense categories consistent with the function of the impaired asset.

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Group estimates the asset’s or CGU’s recoverable amount, and reverses the previously recognized impairment loss to the extent the recoverable amount equals the carrying amount. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. On disposal of a cash-generating unit, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Goodwill and intangible assets are tested for impairment annually as at December 31 and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. If the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

o)	Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

p)	Share based payments

Employees (including senior executives) of the Group receive remuneration in the form of share based payments, whereby employees render services as consideration. The consideration is either equity or cash settled depending on the scheme.

Equity-settled transactions

The cost of equity-settled transactions is determined by the fair value at the date when the grant is made using a valuation model. That cost is recognized, together with a corresponding increase in other capital reserves in equity, over the period in which the performance and/or service conditions are fulfilled in employee benefits expense. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The statements of operations expense or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

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

Employment related taxes

Where the Group has an obligation to settle employment related taxes on share-based payments received by employees, these are provided for based on the intrinsic value of the vested and un-vested share options at the end of the reporting period.

q)	Cash and cash equivalents

For the purpose of presentation in the statements of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts.

The Group has classified amounts held in money market funds as cash equivalents because those funds are short term in nature, highly liquid, readily convertible to known amounts of cash, and subject to an insignificant risk of changes in value. The Group has concluded on this classification because each of these EU-regulated funds have the highest credit rating available.

2.4.	Changes in accounting policies and disclosures

New and revised IFRSs in issue but not yet effective

At the date of authorization of these consolidated financial statements, the Group has not applied the following new and revised IFRSs that have been issued but are not yet effective:

•	Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16) (effective January 1, 2021)

“Interest Rate Benchmark Reform – Phase 2” includes amendments that addresses issues that might affect financial reporting after the reform of an interest rate benchmark, including its replacement with alternative benchmark rates. The changes relate to the medication of financial assets, financial liabilities and lease liabilities, specific hedge accounting requirements, and disclosure requirements applying IFRS 7 to accompany the amendments regarding modifications and hedge accounting. The impact of this standard is currently under review.

Amendments to IFRSs that are mandatorily effective for the current year

In the year ended December 31, 2020, the Group has applied the below amendment to IFRS’s issued by the IASB that are mandatorily effective for an accounting period that began on or after January 1, 2020.

IFRS 3 Business Combinations (effective January 1, 2020)

‘Definition of a Business (Amendments to IFRS 3)’ clarifies the definition and application guidance for when an entity assesses whether it has acquired a business or a group of assets. The amendments are effective for business combinations for which the acquisition date is on or after the beginning of the first reporting period beginning on or after January 1, 2020. It was used for the purpose of accounting for the Ambush business combination (Note 5) and the Opening Ceremony asset purchase (Note 16).

Notes to the consolidated financial statements (continued)

Definition of material (amendments to IAS 1 ‘Presentation of financial statements’ and IAS 8 ‘Accounting policies, Changes in accounting estimates and errors’ (effective January 1, 2020)

The changes in ‘Definition of Material (amendments to IAS 1 and IAS 8) all relate to revised definition of material as follows:

Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity

Standards not adopted

Certain new accounting standards and interpretations issued by the IASB that are mandatorily effective for an accounting period that began on or after January 1, 2020 are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

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

Recognition of a deferred tax asset

The Group has accumulated significant unutilized trading tax losses (Note 25). Deferred tax assets are recognized to the extent that it is probable that there are sufficient suitable deferred tax liabilities or future taxable profits will be available against which deductible temporary differences can be utilized. The key area of judgement in respect of deferred tax accounting is the assessment of the expected timing and manner of realization or settlement of the carrying amounts of assets and liabilities held at the reporting date. In particular, assessment is required of whether it is probable that there will be suitable future taxable profits against which any deferred tax assets can be utilized. The Group reviews this assessment on an annual basis.

Notes to the consolidated financial statements (continued)

Identification of embedded derivative in borrowing arrangements

During the year ended December 31, 2020, the Group issued senior convertible notes for amounts of $250.0 million, $400.0 million and $600.0 million. Each arrangement contains certain conversion options that are bifurcated from the contract and valued separately. For each senior convertible note, there is significant judgement in determining the options to be bifurcated and valued separately, the valuation model and valuation methodology.

Farfetch UK Limited functional currency change – date of change

As disclosed on Note 2.3 (g), in January 2019 the functional currency of Farfetch UK Limited, the Group’s primary trading entity, changed from pound sterling to U.S dollar. Please refer to Note 2.3 (g) for further information.

Non-controlling interests

NCI is recognized at the time of acquisition when it is considered that the risks and rewards associated with NCI rests with non-controlling shareholders, and not recognized if it is considered that the risks and rewards rest with the Group.

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

During the measurement period, which may be up to one year from the date of acquisition, the Group may record adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed, with the corresponding offset to goodwill. The Group continues to collect information and reevaluates these estimates and assumptions as deemed reasonable by management. The Group records any adjustments to these estimates and assumptions against goodwill provided they arise within the measurement period. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of operations.

We also use our best estimates and assumptions to accurately account for the value of put options over non-controlling interests, when applicable.

A liability is recognized in the accounts when the non-controlling shareholders have a put option over NCI.

There are no reasonable changes in assumptions and estimates that might materially impact the financial statements.

For details of business combinations please refer to Note 5.

Impairment of non-financial assets

Impairment exists when the carrying value of an asset CGU or group of CGU exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is

Notes to the consolidated financial statements (continued)

based on a discounted cash flow (“DCF”) model. The cash flows are derived from the budget and projections for the next five to nine years, according to the development and maturity of each CGU. The significant judgements and assumptions used in calculating the recoverable amount are (i) the expected future revenue growth rates, including the terminal growth rate (ii) the anticipated operating margin, and (iii) the discount rates applied to the future cash flows of the CGUs. These estimates are most relevant to goodwill and long-life intangibles recognized by the Group.

In 2020, as a result of the COVID-19 pandemic and related impairment triggers, we conducted an impairment test on our intangible assets (Note 16), property plant and equipment (Note 17) and right-of-use assets (Note 18). We identified an impairment requirement on the property, plant and equipment and a right-of-use asset at one of our smaller retail locations, which we considered separate CGUs.

Also in 2020, we recognized an impairment charge of $36.3 million on intangible assets and $0.7 million on tangible assets primarily comprised of $30.5 million related to a reduction in the carrying value of intangible brand assets and corporate right-of-use assets associated with New Guards brand portfolio. The remaining $5.8 million impairment charge on intangible assets related to the closure of our direct consumer-facing channels on JD.com and the associated intangible asset held for the Farfetch Level 1 access button. This resulted from our annual considerations of potential impairment of assets, including our intangible assets, whereby indicators of impairment were present.

See Note 16 for further details on the assumptions and associated sensitivities.

Fair value of financial instruments, including embedded derivatives

Where the fair value of financial assets and liabilities recorded in the financial statements cannot be derived from active markets, their fair value is determined using valuation techniques including the Black Scholes option pricing model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required in establishing fair values. The judgements include considerations of inputs such as the risk-free rate and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

When measuring the fair value of an asset or liability, the Group uses observable market data to the greatest extent possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

Level 1: quoted prices (unadjusted) in active markets for identical assets and liabilities

Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)

For more information, including further details on assumptions and associated sensitivities, please refer to Note 27 Financial instruments and financial risk management.

Notes to the consolidated financial statements (continued)

4.	Revenue

Revenue by type of good or service (in thousands)

	2018	2019	2020
Digital Platform Services third-party revenue	$378,826	$496,040	$637,568
Digital Platform Services first-party revenue	110,169	205,206	395,588
Digital Platform Services Revenue	488,995	701,246	1,033,156
Digital Platform Fulfilment Revenue	97,794	127,960	213,228
Brand Platform Revenue	-	164,210	390,014
In-Store Revenue	15,595	27,621	37,524
Total Revenue	$602,384	$1,021,037	$1,673,922

Digital Platform services

Digital Platform Services Revenue includes commissions on third-party sales and revenue from first-party sales.

Commission revenue is recognized on a net basis in the statements of operations because the Group acts as an agent in these arrangements. The Group primarily acts as a commercial intermediary between sellers and end consumers and earns a commission for this service. Commission revenue is recognized when the goods are dispatched by the seller.

In first-party sales arrangements, the Group sells inventory directly purchased or created by the Group on the Digital Platform where the Group is the principal, and therefore related revenues are recognized on a gross basis. Revenue on the sale of these goods is recognized when the goods are received by the end consumer. For finished goods that have been ordered on the Digital Platform but not yet delivered to the end consumer at the end of the reporting period, revenue is deferred until delivery. At December 31, 2020, these deferred amounts were $1.0 million (2019: $1.8 million, 2018: $2.0 million), which the Group expects to recognize within thirty days of reporting period end. The Group expects to fulfill any remaining performance obligations outstanding at December 31, 2020 within the next ninety days from the reporting period. In 2020, $1.8 million (2019: $2.0 million, 2018: $1.1 million) of revenue deferred in 2019 (2018, 2017) was recognized as revenue.

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

Digital Platform Fulfilment Revenue

The Group provides delivery services for goods sold on the Digital Platform, for which revenues are recognized when the goods are delivered to the end consumers. Revenues for delivery services are stated net of promotional incentives and discounts. Digital Platform Fulfilment Revenue also includes fees charged to sellers for the settlement of duties which are recognized concurrently with commissions.

Notes to the consolidated financial statements (continued)

As discussed above, the promise with respect to delivery services is satisfied only when the goods are delivered to the end consumer. Within Digital Platform Fulfilment Revenue, where the delivery services performance obligation has not been satisfied by December 31, 2020, revenue of $5.4 million (2019: $2.7 million, 2018: $0.5 million) has been deferred and is expected to be recognized within ninety days of reporting period end. The transaction price for this performance obligation is the delivery costs charged to the consumer as described above. In 2020 $2.7 million (2019: $0.5 million, 2018: $0.4 million) of revenue deferred in 2019 (2018, 2017) was recognized as revenue. As at the end of the reporting period there were receivables from contracts with customers for the amount of $nil (2019 and 2018: $nil).

Further detail can be found in Note 2.3 (e).

Brand Platform Revenue

Brand Platform Revenue includes revenue generated by New Guards operations less revenue from New Guards’: (i) owned e-commerce websites, (ii) direct-to-consumer channel via our Marketplaces and (iii) directly operated stores. Sales are made in the form of first-party sales arrangements to retailers, and therefore related revenues are recognized on a gross basis. Brand Platform revenue is recognized when the goods are transferred to the retailer. For finished goods that have been ordered and produced, but not yet delivered to the retailer at the end of the reporting period, revenue is deferred until delivery. At December 31, 2020, these deferred amounts were $2.1 million (2019: $2.9 million, 2018: $nil).

In-store

The Group has a single performance obligation in respect to In-Store Revenue, which is the sale of finished goods.

5.	Business combinations

Acquisitions in 2018

There were no business combinations in 2018.

Acquisitions in 2019

Stadium Goods

On January 4, 2019, Farfetch Limited completed the acquisition of 100% of the outstanding shares of Stadium Goods, the sneaker and streetwear marketplace for total consideration of $230.9 million. The Group expects to benefit from Stadium Goods’ brand, access to supply, and a team who have joined the Group, bringing with them a strong passion for, and knowledge of, luxury streetwear, further enhancing the company’s marketplace and stores offering. The consideration payable by the Group was in the form of cash consideration and Farfetch Limited shares. The consideration payable was split as $150.2 million of cash, and 4,641,554 Class A Ordinary Shares with a value of $80.7 million based on the Farfetch Limited share price as at the acquisition date.

The transaction is accounted for as a business combination under IFRS 3 and the purchase price allocation accounting has been finalized. Of the $80.7 million share consideration, $52.1 million includes a service condition for certain members of the Stadium Goods management team remaining with the Group over a four-year period. This does not satisfy the IFRS 3 definition of consideration and will be recognized as an expense in the statements of operations over the four-year service period as a share based payment expense. Therefore, under IFRS 3, the consideration is $178.8 million consisting of $150.2 million cash consideration and $28.6 million share consideration, none of which is contingent on future performance or service conditions.

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

Acquisition-related costs of $4.0 million were recorded in the year ended December 31, 2019, and comprised $2.5 million, which are included in selling, general and administrative expenses, and $1.5 million, which are included in the merger relief reserve.

Toplife

On May 28, 2019, Farfetch (Shanghai) E-commerce Co., Ltd, a wholly owned subsidiary of Farfetch Limited, acquired 100% of the business of Toplife, a luxury e-commerce platform, from JD Group. The transaction is being treated as a business combination under IFRS 3. The primary reason for the acquisition was for the Group to leverage the JD App Level 1 Access Button (Farfetch has replaced the Toplife JD Store with level 1 access being a prominent position on JD App’s homepage) to further enhance the Farfetch Marketplace.

Notes to the consolidated financial statements (continued)

Details of the purchase consideration, the assets acquired, and goodwill are as follows (in thousands):

2019
Cash consideration	$48,503
Total purchase consideration	$48,503

No cash or cash equivalents were acquired.

The Group has performed its purchase price allocation which was finalized in the second quarter of 2020. Details of the purchase price allocation is below (in thousands):

2019
Tangible assets	$17
Inventory	131
Current liabilities	(1,605)
Level 1 access button	9,058
Total net identified assets acquired	7,601
Goodwill	40,902
Net assets acquired	$48,503

Goodwill consists of expected synergies to be achieved by combining the operations of Toplife with the Group, as well as other intangible assets that do not qualify for separate recognition under IFRS 3. Goodwill is not  deductible for tax purposes. The Level 1 access button is amortized over four years.

Acquisition-related costs totaled $0.7 million and are included in selling, general and administrative expenses. These costs were recorded in the year ending December 31, 2019.

In November 2020, the Group fully impaired the Level 1 access button due to the closure of our direct consumer-facing channels on JD.com. At that time, the carrying amount of the intangible asset was $5.8 million (see Note 16).

 CuriosityChina

On April 3, 2019, Farfetch China (HK Holdings) Limited, a wholly owned subsidiary of Farfetch Limited, completed the acquisition of 78% of the outstanding shares of CuriosityChina with total cash consideration of $9.0 million. The Group benefits from CuriosityChina's expertise in the China market, including its customer base and technological capabilities. Upon initial acquisition the Group had an obligation to acquire the remaining 22% of outstanding shares that it did not initially acquire. On acquisition, the present value of the obligation amounted to $4.3 million and was accounted for separately from the business combination as a call option liability. In connection to the purchase obligation, the Group recognized a $0.9 million present value revaluation loss in the consolidated statements of operations for the year ended December 31, 2020 and present value revaluation loss of $1.6 million for the year ended December 31, 2019. In connection with the additional acquisition in 2020, 3% of the outstanding shares in CuriosityChina were transferred to Farfetch China (HK Holdings) Limited on May 8, 2020, taking the non-controlling interest from 22% to 19% as of that date. The aggregate carrying value related the remaining non-controlling interest in CuriosityChina, recognized on the consolidated statements of financial position and classified within put and call option liabilities and trade and other payables as at December 31, 2020, is $6.9 million (2019: $5.9 million).

The transaction has been accounted for as a business combination under IFRS 3.

Notes to the consolidated financial statements (continued)

Details of the total purchase consideration, the net assets acquired and goodwill are as follows (in thousands):

2019
Cash consideration	$9,000
Total purchase consideration	$9,000

2019
Net cash outflow arising on acquisition
Cash and cash equivalent balances acquired	$409
Cash consideration	(9,000)
Net cash outflow	$(8,591)

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

Goodwill consists of expected synergies to be achieved by combining the operations of CuriosityChina with the Group, as well as other intangible assets that do not qualify for separate recognition under IFRS 3. Goodwill is not deductible for tax purposes. The Customer relationships, Backlog and Technology are amortized over ten, two and ten years respectively.

Acquisition-related costs totaled $0.4 million and are included in selling, general and administrative expenses. These costs were recorded in the year ending December 31, 2019.

New Guards

On August 2, 2019, Farfetch Italia S.R.L., a wholly owned subsidiary of Farfetch Limited, completed the acquisition of 100% of the outstanding shares of New Guards and took control of New Guards on the same date. The acquisition complements the Group's strategy to be the global technology platform for the luxury fashion industry. The consideration payable by the Group was in the form of cash and Farfetch Limited shares. The total consideration payable was $704.1 million, split as $358.9 million of cash, and 17,710,526 Class A Ordinary Shares with a value of $345.2 million based on the Farfetch Limited share price as at the acquisition date. With respect to the share consideration, 3,554,855 of the shares reflected an estimate at the acquisition date of the shares expected to be issued based on Farfetch Limited's volume adjusted average share price for the ten-day period ended September 18, 2019 and was classified as a liability. In the third quarter of 2020, as part of the post-acquisition working capital adjustments included in the purchase agreement, the Group transferred an additional consideration of 181,870 Class

Notes to the consolidated financial statements (continued)

A Ordinary Shares with a value of $4.8 million. This resulted in an additional $4.8 million of goodwill being recognized as a result of the additional consideration transferred.

The transaction was accounted for as a business combination under IFRS 3 and the Group finalized its purchase price allocation in the third quarter of 2020.

Details of the total purchase consideration, the assets acquired, and goodwill are as follows (in thousands):

2019
Cash consideration	$358,910
Ordinary shares issued	280,705
Ordinary shares to be issued	69,284
Total purchase consideration	$708,899

2019
Net cash outflow arising on acquisition
Cash and cash equivalent balances acquired	$102,835
Cash consideration	(358,910)
Net cash outflow	$(256,075)

The ordinary shares issued are non-cash investing activities.

The ordinary shares to be issued reflected the Group's best estimate of the shares it expected to issue as at the acquisition date as noted above. These shares were issued on September 23, 2019 with a $21.5 million charge recognized in the consolidated statements of operations on issue reflecting the fair value remeasurement of the shares on the date they were issued.

The Group recognized the following assets and liabilities upon acquisition of New Guards (in thousands):

2019
Intangible assets	$1,382
Brand name	830,150
Tangible assets	2,714
Right-of-use assets	10,727
Deferred tax assets	3,451
Other non-current assets	2,694
Inventory	36,757
Net working capital (excluding inventory)	32,027
Non-current liabilities	(13,698)
Deferred tax liabilities	(231,729)
Total net identified assets acquired	674,475
Goodwill	192,831
Total net identified assets acquired and goodwill	867,306
Non-controlling interest	(158,407)
Net assets acquired	$708,899

Goodwill consists of expected synergies to be achieved by combining the operations of New Guards with the Group, as well as other intangible assets that do not qualify for separate recognition under IFRS 3. Goodwill is not expected to be deductible for tax purposes.

Notes to the consolidated financial statements (continued)

Acquisition-related costs totaled $4.1 million and comprised $2.1 million, which are included in selling, general and administrative expenses, and $2.0 million, which are included in the merger relief reserve. These costs were recorded in the year ending December 31, 2019.

Revenue and profit contribution of acquisitions made in 2019

The results of operations for each of the 2019 acquisitions have been included in the Group’s consolidated statements of operations since the date of acquisition. Actual and pro forma revenue and results of operations for the acquisitions of Stadium Goods, CuriosityChina and Toplife have not been presented because they do not have a material impact to the consolidated revenue and results of operations, either individually or in aggregate. Revenue and results of operations for the acquisition of New Guards for the period between the acquisition date and December 31, 2019, were $183.0 million and $23.1 million respectively. Pro forma revenue and results of operations for the acquisition of New Guards as though the acquisition date had been the beginning of 2019 is impracticable because of the lack of financial information at the end of the reporting periods as the acquired entity’s reporting periods were misaligned with Farfetch's reporting periods.

Acquisition in 2020

Ambush

On February 5, 2020, New Guards Group Holdings S.p.A., a subsidiary of Farfetch Limited, completed the acquisition of 70% of the outstanding shares of Ambush Inc., the jewelry and apparel line, for cash consideration of $12.1 million. The Group expects to benefit from Ambush’s brand and knowledge of luxury jewelry and ready-to-wear apparel. This acquisition will also allow the Group to enhance its marketplace and stores offering.

The transaction was accounted for as a business combination under IFRS 3 (amended) and the purchase price allocation was finalized in January 2021.

Details of the purchase consideration, the assets acquired and goodwill are as follows (in thousands):

2020
Cash consideration	$12,142
Purchase consideration	$12,142

2020
Net cash outflow arising on acquisition
Cash and cash equivalent balances acquired	$126
Cash consideration	(12,142)
Net cash outflow	$(12,016)

Notes to the consolidated financial statements (continued)

2020
Intangible assets	$127
Brand name	4,699
Tangible assets	1,365
Right-of-use assets	858
Other non-current assets	720
Inventory	3,374
Net working capital (excluding inventory)	(2,175)
Non-current liabilities	(5,224)
Deferred tax liability	(1,311)
Total net identified assets acquired	2,433
Goodwill	10,674
Total net identified assets acquired and goodwill	13,107
Non-controlling interest	(965)
Net assets acquired	$12,142

Goodwill consists of expected synergies to be achieved by combining the operations of Ambush with the Group, as well as other intangible assets that do not qualify for separate recognition under IFRS 3 (amended). Goodwill is expected to be deductible for tax purposes.

The non-controlling interest acquired is measured at a value equal to the non-controlling interests’ share of the identifiable net assets acquired.

Acquisition-related expenses of $0.7 million were recorded in 2020, which are included in selling, general and administrative costs.

Revenue and profit contribution of the acquisition made in 2020

The results of operations of Ambush have been included in the Group’s consolidated statements of operations since the date of acquisition. Actual and pro forma revenue and results of operations for the acquisition have not been presented because they do not have a material impact to the Group’s consolidated revenue and results of operations. The results are included within our New Guards subsidiary.

6.	Segmental and geographical information

Segmental information

The Group’s Chief Operating Decision Maker, which is deemed to be the Chief Executive Officer, examines segmental performance and resource allocation from an omni-channel service and product offering perspective, across the digital and physical realms. The Group has identified three reportable operating segments:

(A) Digital Platform - comprised of the Farfetch Marketplace, FPS, BrownsFashion.com, StadiumGoods.com, Farfetch Store of the Future, and any other online sales channel operated by the Group, including the respective websites of the brands in the New Guards portfolio. Revenues are derived mostly from transactions between sellers and consumers conducted on our dematerialized platforms.

(B) Brand Platform - comprised of business-to-business activities of the brands in the New Guards portfolio and includes design, production, brand development and wholesale distribution of brands owned and licensed by New Guards, including the franchised store operations. Revenues are derived from wholesale sales of goods.

(C) In-Store - comprised of Group-operated stores including Browns, Stadium Goods and certain brands in the New Guards portfolio. Revenues are derived from sales made in the physical stores.

Notes to the consolidated financial statements (continued)

There are no intersegment transactions that require elimination. All revenues are revenues from external consumers. No operating segments have been aggregated to form a reportable operating segment. Order Contribution is used to assess the performance and allocate resources between the segments.

No single consumer accounted for more than 10% of Group revenues (2019: none, 2018: none).

The results of our three reportable operating segments are as follows (in thousands):

	2018	2019	2020
Digital Platform
Services third-party revenue	$378,826	$496,040	$637,568
Services first-party revenue	110,169	205,206	395,588
Services Revenue	488,995	701,246	1,033,156
Fulfilment Revenue	97,794	127,960	213,228
Revenue	586,789	829,206	1,246,384
Less: Cost of revenue	(295,083)	(457,293)	(686,178)
Gross profit	291,706	371,913	560,206
Less: Demand generation expense	(97,295)	(151,350)	(198,787)
Order contribution	$194,411	$220,563	$361,419

	2018	2019	2020
Brand Platform
Revenue	$-	$164,210	$390,014
Less: Cost of revenue	-	(89,203)	(199,208)
Gross profit or order contribution	$-	$75,007	$190,806

	2018	2019	2020
In-Stores:
Revenue	$15,595	$27,621	$37,524
Less: Cost of revenue	(8,851)	(14,695)	(17,608)
Gross profit or order contribution	$6,744	$12,926	$19,916
	2018	2019	2020
Group:
Revenue	$602,384	$1,021,037	$1,673,922
Less: Cost of revenue	(303,934)	(561,191)	(902,994)
Gross profit	298,450	459,846	770,928
Less: Demand generation expense	(97,295)	(151,350)	(198,787)
Order contribution	$201,155	$308,496	$572,141

Geographical information

The Group believes it is relevant to disclose geographical revenue information on both a demand basis, determined by the billing location of the consumer, and on a supply basis, determined by location of the Farfetch legal entity which earned the revenue.

The Group is domiciled in the Cayman Islands. In the year ended December 31, 2020, the Cayman Islands generated revenue from external consumers of $37,000 (2019: $16,000, 2018: $8,000) on a demand basis and $nil (2019: $nil, 2018: $nil) on a supply basis, and is included within Other Countries in the revenue from external consumers tables below. As at December 31, 2020, the Cayman Islands had $nil non-current assets excluding deferred tax assets (2019: $nil).

Notes to the consolidated financial statements (continued)

The Group’s revenue from external consumers on a demand basis, based on the billing location of the consumer, is detailed below (in thousands):

	2018	2019	2020
Revenue from external consumers (demand basis)
United States	$134,320	$210,482	$314,596
United Kingdom	63,372	78,628	151,875
Other Countries	404,692	731,927	1,207,451
Revenue	$602,384	$1,021,037	$1,673,922

The Group’s revenue from external consumers on a supply basis, based on the location of the Farfetch legal entity which earned the revenue, is detailed below (in thousands):

	2018	2019	2020
Revenue from external consumers (supply basis)
United Kingdom	$556,238	$728,321	$1,021,240
Italy	-	180,988	485,882
Other Countries	46,146	111,728	166,800
Revenue	$602,384	$1,021,037	$1,673,922

  The Group’s non-current assets other than deferred tax assets, broken down by geographic location of the assets, are detailed below (in thousands):

	2019	2020
Non-current assets excluding deferred tax assets
Italy	$983,479	$915,553
United Kingdom	210,393	338,015
United States	232,169	225,137
Other Countries	151,184	137,610
Total	$1,577,225	$1,616,315

7.	Employees and directors

Included within employees and directors expenses are (in thousands):

	2018	2019	2020
Wages and salaries	$140,298	$206,092	$307,527
Social security costs	24,976	36,314	42,972
Other pension costs	1,391	2,569	4,161
Share based payments (equity settled)	34,668	150,333	168,347
Share based payments (cash settled)	10,355	10,675	28,041
Share based payments (employment related taxes)	8,796	(2,586)	95,245
Total employees and directors expenses	$220,484	$403,397	$646,293

These amounts are included within the selling, general and administrative expenses in the consolidated statements of operations.

Notes to the consolidated financial statements (continued)

8.	Operating expenses

Included within selling, general and administrative expenses are (in thousands):

	2018	2019	2020
Demand generation expenses	$97,295	$151,350	$198,787
Technology expenses	68,224	84,207	115,227
Depreciation and amortization	23,537	113,591	217,223
Share based payments	53,819	158,422	291,633
General and administrative	228,891	345,665	504,346
Other items	-	16,374	24,267
Selling, general and administrative expenses	$471,766	$869,609	$1,351,483

Demand generation expense consists primarily of fees that we pay our various media and affiliate partners. Other items in the current year and prior year are mostly comprised of transaction-related legal and advisory expenses.

9. Items held at fair value and remeasurements

Included within gains/(losses) on items held at fair value and remeasurements are (in thousands):

	2018	2019	2020
Change on remeasurement of put and call option liabilities	$-	$43,247	$(288,853)
Change in fair value of convertible note embedded derivatives	-	-	(2,354,720)
Change in fair value of acquisition related consideration	-	(21,526)	-
Gains/(losses) on items held at fair value and remeasurements	$-	$21,721	$(2,643,573)

Change in present value of put and call option liabilities in the year ended December 31, 2020, relates to the present valuation of liabilities arising as a result of the acquisition of CuriosityChina ($0.9 million present value remeasurement loss (2019: $1.6 million present value remeasurement loss)) and the partnership with Chalhoub ($287.9 million present value remeasurement loss (2019: $44.8 million present value remeasurement gain)). The valuation of CuriosityChina and Chalhoub is based on the Monte-Carlo model. The change in fair value of convertible note embedded derivatives relates to the revaluation of our derivative on the $250.0 million convertible senior notes issued in February 2020 in a private placement to private investors, the revaluation of our derivative on the $400.0 million convertible senior notes issued in April 2020 to qualified institutional investors and the revaluation of our derivative on the $600.0 million convertible senior notes issued in November 2020 to Alibaba and Richemont. For the $250.0 million convertible senior notes issued in February 2020 and the $400.0 million convertible senior notes issued in May 2020 the valuation is based on the Black-Scholes model. For the $600.0 million convertible senior notes issued in November 2020, the valuation is based on the Binomial model. In the Monte-Carlo, Black-Scholes and Binomial models, the share-price is the significant variable. Between December 31, 2019, and December 31, 2020, our share price increased from $10.35 to $63.81. The other assumptions in the Black-Scholes and Binomial models are the risk-free rate and volatility (for further details refer to Note 27). Change in fair value of acquisition related consideration related to the remeasurement charge in the year ended December 31, 2019, for shares issued in the acquisition of New Guards.

Notes to the consolidated financial statements (continued)

10.	Finance income and costs

Included within finance income and costs are (in thousands):

	2018	2019	2020
Unrealized exchange gains	$26,922	$22,856	$19,729
Interest on cash and cash equivalents	11,260	11,526	4,970
Finance income	38,182	34,382	24,699
Unrealized exchange losses	(17,779)	(10,977)	(39,940)
Interest on leases	-	(3,472)	(6,684)
Convertible note interest	-	-	(59,299)
Other interest expense	(537)	(4,783)	(2,819)
Finance costs	(18,316)	(19,232)	(108,742)
Net finance income/(costs)	$19,866	$15,150	$(84,043)

11.	Material Loss

The Group has identified a number of items which are material due to the significance of their nature and/or amount. These are listed separately here to provide a better understanding of the financial performance of the group (in thousands):

	Note	2018	2019	2020
Leases (2018: operating leases)	18	$19,244	$9,449	$6,400
Research and development costs expensed		12,455	15,777	22,484
Loss/(gain) on disposal of non-current assets		1,028	(144)	-
Amortization - Intangible assets	16	16,199	85,055	177,857
Depreciation - Property, plant and equipment	17	7,338	8,972	12,094
Depreciation - Right-of-use assets	18	-	19,564	27,272
Impairment losses on intangible assets	16	-	-	36,269
Impairment losses on property, plant and equipment	17	-	-	757
Impairment losses on right-of-use assets	18	-	-	2,234
Transaction related legal and advisory expenses		-	15,374	24,598
Change on remeasurement of put and call option liabilities	9	-	(43,247)	288,853
Change in fair value of convertible note embedded derivatives	9	-	-	2,354,720
Change in fair value of acquisition related consideration	9	-	21,526	-
Loss on impairment of investments carried at fair value			5,000	235

Following the adoption of IFRS 16 by the Group from January 1, 2019, lease contracts are accounted for by recognizing a right-of-use asset with a depreciation charge, and a corresponding lease liability with lease interest charged as finance cost and lease payment as cash outflow, as described in Note 2.3k. Therefore, the leases disclosed in the table above as an expense in profit or loss, arise from payments associated with short-term leases and leases of low-value assets, recognized in profit and loss on a straight-line basis. Short-term leases are leases with a lease term of twelve months or less, while low-value assets comprise IT-equipment and small items of office furniture.

Notes to the consolidated financial statements (continued)

12.	Taxation
a)	Income tax expense/(benefit) (in thousands)

	2018	2019	2020
Current tax:
Corporate tax	$2,208	$15,676	$32,430
Prior year adjustments	(50)	(1,652)	(96)
Total current tax	2,158	14,024	32,334
Total deferred tax	-	(12,862)	(46,768)
Income tax expense/(benefit)	$2,158	$1,162	$(14,434)

b)	Reconciliation of income tax expense to tax payable

The tax on the Group’s loss before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profit of the consolidated entities as follows (in thousands):

	2018	2019	2020
Loss before tax	$(153,417)	$(372,526)	$(3,347,505)
Tax at the UK tax rate of 19.00% (2019: 19.00%, 2018: 19.00%)	(29,149)	(70,780)	(636,026)
Tax effects of:
Sundry permanent differences	4,349	1,895	9,349
Items evaluated at fair value	-	-	548,524
Interest expenses	-	-	8,134
Impairment of assets	-	-	3,238
Entertaining	37	29	120
Loss utilisation	(334)	(1,126)	(209)
Share based payment	3,195	8,123	11,051
R&D and Investment Tax Credit	-	(1,826)	(3,335)
Release of deferred tax liabilities on acquisition	-	(12,853)	(39,126)
Deferred tax on timing differences	-	(9)	(7,642)
Taxes paid overseas and rate difference	(599)	3,853	5,816
Prior year adjustments	(50)	(1,652)	(96)
Unrecognized deferred tax asset arising from timing differences relating to:
Share based payment	(7,522)	13,305	17,487
Non-current assets and accrued bonus	361	1,409	628
Losses carried forward	31,870	60,794	67,653
Income tax expense/(benefit)	$2,158	$1,162	$(14,434)

A change to the main UK corporation tax rate, announced in the Budget on March 11, 2020, was substantively enacted on March 2020. The rate applicable from 1 April 2020 now remains at 19%, rather than the previously enacted reduction to 17%, therefore, the Group has used a tax rate of 19% for the 2020 financial year.

The tax on items presented within other comprehensive (loss)/income is $nil (2019 and 2018: $nil).

Notes to the consolidated financial statements (continued)

13.	Loss per share

Basic loss per share is computed using the weighted-average number of outstanding shares during the year. Diluted loss per share is computed using the weighted-average number of outstanding shares and excludes all potential shares outstanding during the year, as their inclusion would be anti-dilutive. The Group’s potential shares consist of incremental shares issuable upon the assumed exercise of share options and warrants, and the incremental shares issuable upon the assumed vesting of unvested share awards. The calculation of loss per share is as follows (in thousands):

	2018	2019	2020
In $ thousands, except share and per share data
Basic and diluted
Loss attributable to equity holders of the parent	$(155,575)	$(385,297)	$(3,350,619)
Shares used in calculation
Weighted-average shares outstanding	264,432,214	318,843,239	343,829,481
Basic and diluted loss per share attributable to owners of the parent	$(0.59)	$(1.21)	$(9.75)

Potential dilutive securities that are not included in the diluted per share calculations because they would be anti-dilutive are as follows (in thousands):

	2018	2019	2020
Convertible Notes	-	-	63,758
Employee options	14,649	9,105	40,890
Warrants	125	-	-

In the year ended December 31, 2019, all warrants above were exercised.

14.	Inventories

Details of inventories consist of the following at December 31 (in thousands):

	2019	2020
Finished goods	$141,389	$167,225
Obsolete stock provision	(13,282)	(21,916)
Total inventories	$128,107	$145,309

The total cost of inventory recognized as an expense in the consolidated statements of operations was $411.7 million for the year ended December 31, 2020 (2019: $232.6 million, 2018: $87.4 million). The total provision against inventory in order to write down the balance to the net recoverable value was $21.9 million for the year ended December 31, 2020 (2019: $ 13.3 million).

Notes to the consolidated financial statements (continued)

15.Trade and other receivables

Details of trade and other receivables consist of the following at December 31 (in thousands):

	2019	2020
Current
Trade receivables	$41,484	$49,833
Other current receivables	120,450	123,492
Sales taxes	16,868	26,642
Allowance for expected credit losses	(910)	(4,062)
Prepayments and accrued income	12,005	14,041
Current trade and other receivables	189,897	209,946
Non-current
Other receivables	12,388	58,081
Non-current other receivables	$12,388	$58,081

The carrying amount of other receivables approximates their fair value. The maximum credit risk at the reporting date is considered to be equivalent to the carrying value of other receivables.

Other current receivables as at December 31, 2020 totaled $123.5 million (2019: $120.5 million) and comprised primarily of advances to boutique partners, first-party product suppliers and other suppliers.

Non-current other receivables increased to $58.1 million in the year ended December 31, 2020 (2019: $12.4 million) primarily due to an increase in share-based withholding tax ($43.7 million). The balance is also mainly comprised of deposits for office leases and services, and operations related deposits, which the Group cannot readily convert to cash within the next twelve months.

The Company has assessed its expected credit loss (“ECL”) estimate in line with the requirements of IFRS 9 – Financial instruments. As part of this assessment, the Group has performed a recoverability assessment of its outstanding trade and other receivables at the reporting date and, where appropriate, made suitable adjustments to allowances and provisions. In the year ended December 31, 2020, the charge relating to expected credit losses included within the sales, general and administration in the consolidated statements of operations is $4.3 million (2019: $0.7 million).

Notes to the consolidated financial statements (continued)

16.	Intangible assets

Intangible assets consist of the following at (in thousands):

	Goodwill	Brand, trademarks & domain names	Customer relationships	Development costs	Total
Cost
At January 1, 2019	$36,043	$6,846	$2,239	$85,479	$130,607
Additions	-	1,899	-	76,140	78,039
Additions acquired through business combinations (1)	305,526	956,508	3,878	2,261	1,268,173
Foreign exchange movements	(502)	64	(107)	53	(492)
At December 31, 2019	341,067	965,317	6,010	163,933	1,476,327
Additions	-	14,000	-	89,282	103,282
Additions acquired through business combinations (1)	15,474	4,826	-	-	20,300
Foreign exchange movements	(20)	4,265	850	216	5,311
At December 31, 2020	356,521	988,408	6,860	253,431	1,605,220
Accumulated amortization
At January 1, 2019	-	(1,940)	(1,526)	(23,796)	(27,262)
Amortization for year	-	(55,044)	(260)	(29,751)	(85,055)
Transfers	-	12	-	-	12
Foreign exchange movements	-	(42)	-	(1,013)	(1,055)
At December 31, 2019	-	(57,014)	(1,786)	(54,560)	(113,360)
Amortization for year	-	(125,325)	(34)	(52,498)	(177,857)
Impairment for year	-	(36,269)	-	-	(36,269)
Foreign exchange movements	-	1,593	(1,806)	1,807	1,594
At December 31, 2020	-	(217,015)	(3,626)	(105,251)	(325,892)
Net book value
At December 31, 2019	341,067	908,303	4,224	109,373	1,362,967
At December 31, 2020	$356,521	$771,393	$3,234	$148,180	$1,279,328

(1) See Note 5 for details

Included within development costs is $36.6 million (2019: $36.8 million) of assets that are under the course of construction. Amortization of this will commence once they are available for use, as intended by the Group’s management.

As of December 31, 2020, Brands, Trademarks and domain names primarily include: Off-White brand with a net carrying amount of $516.1 million and a remaining life of 5.6 years, Stadium Goods brand with a net carrying amount of $101.7 million and a remaining life of 13.0 years, Marcelo Burlon County of Milan brand with a net carrying amount of $63.6 million and a remaining life of 14.6 years, Palm Angels brand with a net carrying amount of $31.2 million and a remaining life of 5.6 years, and Heron Preston brand with a net carrying amount of $25.1 million and a remaining life of 6.6 years.

Development costs relate to development expenses that meet the criteria under IAS 38 - Intangible Assets for capitalization, and includes the development of internal software and technologies related to the enhancement of the Group's Digital Platform.

Amortization for all intangible assets is recognized in selling, general and administrative expenses.

The impairment charge of $36.3 million on intangible assets in 2020 is primarily comprised of $30.5 million related to a reduction in forecasted sales, which decreased the value-in-use of one of the smaller intangible brand

Notes to the consolidated financial statements (continued)

assets within New Guards portfolio, and is associated with the Brand Platform reportable operating segment. The remaining $5.8 million impairment charge on intangible assets is related to the closure of our direct consumer-facing channels on JD.com and the associated intangible asset held for the Farfetch Level 1 access button, and is associated with the Digital Platform reportable operating segment.

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

	2019	2020
CGU
Marketplace (FF.com)	$130,993	$153,086
Browns - Platform	19,015	19,015
CuriosityChina	3,039	3,039
Brand Platform - New Guards	188,020	181,381
Total Goodwill	$341,067	$356,521

In finalizing the purchase price allocation of the New Guards acquisition, we determined a portion of the goodwill ($17.7 million) should be allocated to the Marketplace CGU as synergies arising from the acquisition will benefit the Group’s digital business. Similarly, when finalizing the Ambush acquisition, we allocated $4.4 million of the goodwill to the Marketplace CGU and $6.3 million to the Brand Platform.

The recoverable amounts of the CGUs are determined from value in use calculations. The key assumptions for the value in use include (i) expected future revenue growth rates, including the terminal growth rate; (ii) anticipated operating margins; and (iii) the discount rates to be applied to the estimated future cash flows. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGUs and the group of units. The growth rates are based on revenue growth forecasts.

The Group prepares cash flow forecasts derived from the most recent financial budgets approved by management for the next three years. Forecasts are extended to five or nine years using management’s best estimates, according to the nature and maturity of each CGU. The Group believes this period range is appropriate to capture the high growth rates seen in the markets in which our CGUs operate.

The key assumptions for the value in use calculations are the revenue growth rates and the pre-tax discount rates. The Group extrapolates the cash flows in the fifth or ninth year based on an estimated growth rate of 2% (2019: 2%). This rate does not exceed the average long-term growth rate for the relevant markets. The pre-tax discount rate used to discount the forecast cash flows ranges from 9.6% to 11.2% (2019: 7.7% to 11.7%). The pre-tax discount rate applied is derived from a market participant’s estimated weighted average cost of capital. The assumptions used in the calculation of the Group’s weighted average cost of capital are benchmarked to externally available data.

At the end of March 2020, the Group recognized that the COVID-19 pandemic constituted a triggering event in accordance with IAS 36 – Impairment of Assets – and had therefore performed an impairment assessment of its goodwill and other intangible assets, and based on current forecast information at the time, there were no impairments identified.

Management has performed sensitivities on key assumptions and based upon these believe that there are no indicators of impairment.

Notes to the consolidated financial statements (continued)

The recoverable amount of each CGU would equal its carrying amount if the key assumptions were to change as follows:

	Marketplace (FF.com)	Browns – Platform	CuriosityChina	Brand Platform – New Guards
Budgeted annual revenue growth (change in pp)	(8)	(9)	(3)	(25)
Pre-tax discount rate (change in pp)	21	3	2	14
Long term growth rate (change in pp)	(12)	(8)	(3)	(35)

17.	Property, plant and equipment

Property, plant and equipment consist of the following (in thousands):

	Freehold land	Leasehold improvements	Fixtures and fittings	Motor vehicles	Plant, machinery and equipment	Totals
Cost
At January 1, 2019	$-	$35,064	$7,776	$109	$9,396	$52,345
Additions	17,948	10,633	3,424	117	9,809	41,931
Disposals	-	(322)	(35)	(30)	(22)	(409)
Transfers	-	(2,109)	1,824	-	(2,100)	(2,385)
Foreign exchange movements	(130)	(131)	(21)	(3)	(139)	(424)
At December 31, 2019	17,818	43,135	12,968	193	16,944	91,058
Additions	-	18,039	4,799	-	4,228	27,066
Additions acquired through business combinations (1)	-	1,052	-	-	313	1,365
Disposals	-	-	(80)	-	(212)	(292)
Transfers	-	(174)	513	-	(533)	(194)
Foreign exchange movements	1,751	3,396	995	8	1,146	7,296
At December 31, 2020	19,569	65,448	19,195	201	21,886	126,299
Accumulated depreciation
At January 1, 2019	-	(7,162)	(2,782)	(94)	(4,779)	(14,817)
Depreciation for year	-	(3,994)	(1,995)	(23)	(2,960)	(8,972)
Disposals	-	219	31	16	16	282
Transfers	-	579	-	-	-	579
Foreign exchange movements	-	(159)	86	1	(59)	(131)
At December 31, 2019	-	(10,517)	(4,660)	(100)	(7,782)	(23,059)
Depreciation for year	-	(5,175)	(2,605)	(22)	(4,293)	(12,094)
Impairment for year	-	(620)	(135)	-	(2)	(757)
Disposals	-	-	83	-	189	272
Transfers	-	77	(14)	-	150	212
Foreign exchange movements	-	(792)	(369)	(8)	(621)	(1,791)
At December 31, 2020	-	(17,027)	(7,701)	(130)	(12,359)	(37,217)
Net book value
At December 31, 2019	17,818	32,618	8,308	93	9,162	67,999
At December 31, 2020	$19,569	$48,421	$11,494	$71	$9,527	$89,082

(1) See Note 5 for details

Notes to the consolidated financial statements (continued)

Included within leasehold improvements and computer equipment is $1.7 million (2019: $0.8 million) of assets that are under the course of construction. Depreciation will commence once they have been brought into use.

Depreciation for all property, plant and equipment is recorded in selling, general and administrative expenses.

The impairment charge of $0.8 million is primarily related to a reduction in the carrying value of leasehold improvements, fixtures and fittings, and plant, machinery and equipment at one of our smaller retail locations and is associated with the In-Store reportable operating segment. There was no impairment losses in 2019.

18.Right-of-use assets and lease liabilities

The Group's leasing activities:

The Group leases various offices, retail stores and cars. Lease contracts are typically made for fixed periods of three to eight years but may have extension options. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.

Low-value assets comprise IT-equipment and small items of office furniture.

Adjustments recognized on adoption of IFRS 16

2019
Operating lease commitments disclosed as at December 31, 2018	$103,034
Discounted using the lessee’s incremental borrowing rate of at the date of initial application	78,937
Less short-term leases recognized on a straight-line basis as expense	(1,552)
Less Lease committed to at December 31, 2018 but not commenced at January 1, 2019	(8,074)

Lease liability recognized as at January 1, 2019	$69,311
Of which:
Current lease liabilities	12,655
Non-current lease liabilities	56,656
Lease liability recognized as at January 1, 2019	$69,311

Notes to the consolidated financial statements (continued)

The recognized right-of-use assets to the following types as at December 31, 2019 and December 31, 2020 (in thousands):

	Property	Vehicles	Totals
2019
At 1 January 2019	$67,272	$469	$67,741
Additions	41,116	281	41,397
Additions acquired through business combinations	10,824	-	10,824
Provisions	2,821	-	2,821
Remeasurements	12,293	-	12,293
Depreciation charge for the year	(19,382)	(182)	(19,564)
Foreign exchange	(326)	(10)	(336)
At December 31, 2019	$114,618	$558	$115,176
2020
At 1 January 2020	$114,618	$558	$115,176
Additions	90,240	162	90,402
Remeasurements	13	(8)	5
Depreciation charge for the year	(27,048)	(224)	(27,272)
Impairment charge for the year	(2,234)	-	(2,234)
Foreign exchange	3,149	1	3,150
At December 31, 2020	$178,738	$489	$179,227

The impairment charge of $2.2 million was primarily comprised of a $1.5 million reduction in the carrying value of the right-of-use assets at one of our smaller retail locations and is associated with the In-Store reportable operating segment. The remaining $0.7 million relates to a reduction in the carrying value of corporate right-of-use assets associated with the impairment of a smaller intangible brand asset within the New Guards portfolio, and is associated with the Brand Platform reportable operating segment.

Lease liabilities included in the Statements of Financial Position at December 31, 2019 and December 31, 2020 (in thousands):

	2019	2020
Current lease liabilities	$18,485	$26,128
Non-current lease liabilities	100,833	165,275
Total lease liabilities	$119,318	$191,403

In year ended December 31, 2020, the Group paid $19.1 million (2019: $19.1 million) in principal elements of lease payments.

During the year end December 31, 2020, a charge of $6.4 million (2019: $9.4 million) was recognized in relation to short-term and low value leases.

19.Investments

The investments of the Group are comprised of minority equity interests, convertible loan notes, and senior secured promissory loan notes, with a net book value as of December 31, 2020 of $8.3 million (2019: $16.2 million), of which $5.3 million (2019: $5.5 million) are carried at fair value with changes in fair value recognized within other comprehensive income, $3.0 million (2019: $nil) are carried at fair value with changes in fair value recognized within profit and loss and $nil (2019: $10.7 million) are held at amortized cost. In the year ended December 31, 2020, a $10.6 million convertible loan note was reimbursed to the Group as part of the purchase of the brand Opening Ceremony. In 2019 the Group acquired $20.8 million of minority equity interests, convertible loan notes and senior secured promissory loan notes, and recorded  a loss on investments carried at fair value of $5.1

Notes to the consolidated financial statements (continued)

million ($5.0 million was recognized in the consolidated statements of operations and $0.1 million in the consolidated statements of comprehensive income.

Investments in associates

The table below (in thousands) illustrates the summarized financial information of the Group’s investments in Farfetch Finance Limited and Alanui S.r.l. The investment in Alanui S.r.l. arose as a result of the Group’s acquisition of New Guards (see Note 5 for further details). The Group’s shareholdings in these entities and their principal activities can be found in Note 31.

At January 1, 2019	$86
Additions due to business combinations	2,014
Share of profit after tax	366
At December 31, 2019	$2,466
Dividends received from associate	(60)
Share of loss after tax	(74)
Foreign exchange	(13)
At December 31, 2020	$2,319

20.	Cash and cash equivalents

For the purpose of presentation in the consolidated statements of cash flows and consolidated statements of financial position, cash and cash equivalents includes cash held in banks, money market funds such as call deposits held with financial institutions, short-term deposits including highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and cash amounts held by payment service providers Cash and cash equivalents consist of the following at December 31 (in thousands):

	2019	2020
Cash held in banks	$170,468	$173,206
Money market funds	99,362	1,011,330
Short-term deposits	12,328	333,353
Amounts held by payment service providers	40,271	55,532
Cash and cash equivalents	$322,429	$1,573,421

21.	Trade and other payables

Trade and other payables consisted of the following at December 31 (in thousands):

	2019	2020
Trade payables	$180,270	$277,827
Other payables	11,062	16,642
Social security and other taxes	12,741	76,820
Deferred revenue	29,966	30,957
Accruals	179,657	263,898
Trade and other payables	$413,696	$666,144

Trade Payables increased to $277.8 million during the year ended December 31, 2020 (2019: $180.3 million) primarily due to the increase of cost of revenue, demand generation expenses and shipping costs in the year.

Social security and other taxes increased to $76.8 million during the year ended December 31, 2020 (2019: $12.7 million) mainly due to the increase in the share based payments employment taxes.

Notes to the consolidated financial statements (continued)

Accruals increased to $263.9 million as at the year ended December 31, 2020 (2019: $179.7 million) primarily due to an increase in compensation related accruals ($23.1 million), increased shipping accrual ($13.1 million), digital transactions related tax accrual ($7.0 million), as well as other increases in operational accruals.

22.Borrowings

Convertible Notes

On February 5, 2020, the Group issued $250.0 million total aggregate principal amount of 5.00% convertible senior notes due December 31 2025 (“February 2020 Notes”) in a private placement to private investors. On April 30, 2020, the Group issued $400.0 million total aggregate principal amount of 3.75% convertible senior notes due May 1 2027 (“April 2020 Notes”) in a private placement to qualified institutional investors pursuant to Rule 144A of the Securities Act of 1933 as amended. On November 17, 2020, the Group issued $600.0 million total aggregate principal amount of 0.00% convertible senior notes due November 15, 2030 (“November 2020 Notes”) to Alibaba and Richemont. The total net proceeds from these offerings were $1,240.4 million, after deducting $9.6 million of debt issuance costs in connection with these notes.

The February 2020, April 2020 and November 2020 Notes represent senior unsecured obligations of the Group. With respect to the February 2020 Notes, the interest rate is fixed at 5.00% per annum and is payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, and commenced on March 31, 2020. For the April 2020 Notes, the interest rate is 3.75% per annum and is payable bi-annually in advance on May 1 and November 1 of each year, and commenced on November 1, 2020. For the November 2020 Notes, the interest rate is 0.00% per annum.

February 2020 Notes

Each $1,000 of principal of the February 2020 Notes will initially be convertible into 81.63 shares of the Group’s common stock, which is equivalent to an initial conversion price of $12.25 per share, in each case, subject to adjustment upon the occurrence of specified events set forth in the indenture governing such series. Holders of these notes may convert their notes at their option at any time until the maturity date of December 31, 2025.

Upon conversion of these notes, the Group will pay or deliver, as the case may be, cash, shares of its common stock or a combination of cash and shares of its common stock, at the Group’s election. If the Group satisfies its conversion obligation solely in cash or through payment and delivery, as the case may be, of a combination of cash and shares of its common stock, the amount of cash and shares of common stock, if any, due upon conversion of the February 2020 Notes, as applicable, will be based on a daily conversion value (as defined in the indenture governing the applicable series of Convertible Notes) calculated on a proportionate basis for each trading day in the applicable observation period.

If a change of control (as defined in the indenture) occurs prior to the applicable maturity date, holders of the February 2020 Notes, as applicable, may require the Group to repurchase all of their notes for cash at a 50% premium and any unpaid interest, or an equity equivalent based on a pre-set make whole calculation based on the prevailing share price at the time.

The Group may redeem the February 2020 Notes, in whole, at any time on or after February 5, 2024 at a price equal to 165% of the principal amount of the February 2020 Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date.

In accordance with the accounting guidance in IFRS 9 on embedded conversion features, the Group valued and bifurcated the conversion option associated with the February 2020 Notes from the respective host debt instrument, which is referred to as a debt discount, and initially recorded the conversion option at $81.9 million as a derivative financial liability. The resulting debt discount on the notes is amortized to interest expense at an effective interest rate of 13.2% over the contractual terms of these notes. The Group allocated $0.8 million of debt issuance costs to the derivative financial liability component which was expensed immediately to the consolidated statements of operations and the remaining $1.7 million of debt issuance costs are amortized to finance costs under the effective interest rate method over the contractual terms of these notes.

Notes to the consolidated financial statements (continued)

April 2020 Notes

Each $1,000 of principal of the April 2020 Notes will initially be convertible into 61.99 shares of the Group’s common stock, which is equivalent to an initial conversion price of $16.13 per share, in each case, subject to adjustment upon the occurrence of specified events set forth in the indenture governing such series. Holders of these notes may convert their notes after September 30, 2020, if the share price exceeds 130% of the conversion price consecutively for thirty days prior.

Upon conversion of these notes, the Group will pay or deliver, as the case may be, cash, shares of its common stock or a combination of cash and shares of its common stock, at the Group’s election. If the Group satisfies its conversion obligation solely in cash or through payment and delivery, as the case may be, of a combination of cash and shares of its common stock, the amount of cash and shares of common stock, if any, due upon conversion of the April 2020 Notes, as applicable, will be based on a daily conversion value (as defined in the indenture governing the applicable series of Convertible Notes).

If a fundamental change (as defined in the indenture governing these Convertible Notes) occurs prior to the applicable maturity date, holders of these notes, as applicable, may require the Group to repurchase all of the April 2020 Notes for cash at a repurchase price equal to the principal amount of the April 2020 Notes to be repurchased, plus accrued and unpaid interest, if any, up to, but excluding, the fundamental change repurchase date. In addition, if specific corporate events occur prior to the applicable maturity date of the April 2020 Notes, the Group may redeem the April 2020 Notes in whole, at a cash redemption price equal to the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, up to but excluding, the redemption date. Further, calling any April 2020 Notes for redemption will be subject to a “make-whole” premium and therefore the conversion rate applicable to the conversion of that note will be increased in certain circumstances if it is converted during a specified period after it is called for redemption.

In accordance with the accounting guidance in IFRS 9 on embedded conversion features, the Group valued and bifurcated the conversion option associated with the April 2020 Notes from the host debt instrument, which is referred to as a debt discount, and initially recorded the conversion option of $113.5 million as a derivative financial liability. The resulting debt discount on the April 2020 Notes is amortized to finance costs at an effective interest rate 9.69% over the contractual terms of these notes. The Group allocated $3.0 million of debt issuance costs to the derivative financial liability component which was expensed immediately to the consolidated statements of operations and the remaining $7.6 million of debt issuance costs are amortized to finance costs under the effective interest method over the contractual terms of these notes.

The Group may redeem the April 2020 Notes, in whole, at any time on or after May 6 2024, only if the share price is 130% of the note conversion price for 30 consecutive trading days prior, in addition to the principal being subject to “make-whole” conversion rate adjustments. If the Group experiences a fundamental change triggering event (as defined in the Indenture), the Group might be required by the holders of the April 2020 Notes to repurchase their notes at a cash repurchase price equal to the principal amount of the April 2020 Notes to be repurchased, plus accrued and unpaid interest, if any, up to, but excluding, the fundamental change repurchase date.

November 2020 Notes

Each $1,000 of principal of the November 2020 Notes will initially be convertible into 30.97 shares of the Group’s common stock, which is equivalent to an initial conversion price of $32.29 per share, in each case, subject to adjustment upon the occurrence of specified events set forth in the indenture governing such series. Holders of these notes may convert their notes at their option at any time until prior to the close of business on the second scheduled trading day immediately preceding the maturity date of November 15, 2030.

Upon conversion of these shares, depending on the identity of the holder, the Group will pay or deliver, as the case may be, cash, shares of its common stock or a combination of cash and shares of its common stock, at the Group’s election. If the Group satisfies its conversion obligation solely in cash or through payment and delivery, as the case may be, of a combination of cash and shares of its common stock, the amount of cash and shares of common stock, if any, due upon conversion of the notes, as applicable, will be based on a daily conversion value (as defined in the indenture governing the applicable series of Convertible Notes).

Notes to the consolidated financial statements (continued)

If certain events occur that constitute a “fundamental change” (as defined in the indenture governing the terms of the November 2020 Notes), holders of the November 2020 Notes will have the right to require the Group to repurchase all or some of their November 2020 Notes for cash at a repurchase price equal to 100% of their principal amount, plus all accrued and unpaid special interest, if any, up to, and including, the maturity date. The Group will, under certain circumstances, increase the conversion rate for holders who convert November 2020 Notes in connection with a fundamental change.

Alibaba and Richemont may require the Group to repurchase all or part of their respective November 2020 Notes on June 30, 2026 at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid special interest, if any, up to, but excluding, such repurchase date.

The Group will not be able to redeem the November 2020 Notes prior to November 15, 2023, except in the event of certain tax law changes. On or after November 15, 2023, the Group may redeem, for cash, all or part of the relevant November 2020 Notes if the last reported sale price of its Class A ordinary shares has been at least 130% (or 200%, if over 5% of the relevant November 2020 Notes are held at the time by Alibaba or Richemont) of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Group provides notice of the redemption, at a redemption price equal to 100% of the principal amount of the November 2020 Notes to be redeemed, plus accrued and unpaid special interest, if any, up to, but excluding, the redemption date.

In accordance with the accounting guidance in IFRS 9 on embedded conversion features, the Group valued and bifurcated the conversion option associated with the November 2020 from the host debt instrument, which is referred to as a debt discount, and initially recorded the conversion option of $446.0 million as a derivative financial liability. The resulting debt discount on the November 2020 Notes is amortized to finance costs at an effective interest rate 13.45% over the contractual terms of these notes. The Group allocated $12.2 million of debt issuance costs to the derivative financial liability component which was expensed immediately to the consolidated statements of operations and the remaining $4.2 million of debt issuance costs are amortized to finance costs under the effective interest method over the contractual terms of these notes.

The convertible notes are presented in the consolidated statements of financial position as follows (in thousands):

	2019	2020

Face value of notes issued	$-	$1,250,000
Value of embedded derivatives	-	(641,448)
	$-	$608,552
Transaction costs	-	(13,539)
Interest expense	-	59,299
Interest paid	-	(19,075)
Total non-current borrowings	$-	$635,237

The value of the three conversion options discussed above are subsequently remeasured at fair value at each reporting date, and the changes in the fair value are recorded in the consolidated statements of operations within the gain/(loss) on items held at fair value and remeasurements line. The fair values of the embedded derivatives are determined using an option pricing model, using assumptions based on market conditions at the reporting date. For further details refer to Note 27. For the year ended December 31, 2020, the Group recorded a fair value loss on remeasurement of $2,354.7 million (2019: $nil) related to the increase in the fair value of these conversion options.

Notes to the consolidated financial statements (continued)

23.	Provisions

Provisions consist of the following (in thousands):
	Dilapidations provision	Share based payments employment taxes provision	Provision for withholding taxes	Other provisions	Total
Current liabilities
At January 1, 2020	$-	$-	$-	$-	$-
Additional provision in the year	-	-	-	12,498	12,498
Release of provision in the year	-	-	-	(800)	(800)
Utilized provision in the year	-	-	-	(1,630)	(1,630)
Transfer from non-current provisions	-	12,105	4,100	873	17,078
At December 31, 2020	$-	$12,105	$4,100	$10,941	$27,146

Non-current liabilities
At January 1, 2019	$2,515	$10,947	$-	$-	$13,462
Recognized on acquisition of subsidiary	-	-	16,000	-	16,000
Additional provision in the year	1,015	6,820	-	873	8,708
Release of provision in the year	(190)	(4,583)	(4,000)	-	(8,773)
Utilized provision in the year	(20)	(5,729)	(500)	-	(6,249)
Foreign exchange	32	524	-	-	556
At December 31, 2019	3,352	7,979	11,500	873	23,704
Additional provision in the year	3,039	131,836	-	1,011	135,886
Transfer to current provisions	-	(12,105)	(4,100)	(873)	(17,078)
Release of provision in the year	(757)	(945)	-	-	(1,702)
Utilized provision in the year	-	(11,758)	-	-	(11,758)
Foreign exchange	36	25	-	-	61
At December 31, 2020	$5,670	$115,032	$7,400	$1,011	$129,113

Current other provisions mainly relates to the probable settlement of a commercial agreement with a customer.

The dilapidations provision reflects the best estimate of the cost to restore leasehold property in line with the Group’s contractual obligations. Based on a detailed analysis the Group has estimated a liability of $5.7 million (2019: $3.4 million). In estimating the liability, the Group has made assumptions which are based on past experience. Assuming the leases are not extended, the Group expects the economic outflows to match the contractual end date of the leases. The leases have an average lease term of seven years with an average of four years remaining.

The share based payments employment taxes provision reflects the best estimate of the cost to settle employment related taxes in connection with the Group's share based payments. This is based on the most recent share price and the number of share options vested and un-exercised, or expected to vest where the Group has a future obligation to settle employment related taxes. The Group has estimated a liability of $115.0 million at December 31, 2020 (2019: $8.0 million). When a share option is exercised, the liability for employment related taxes becomes due to the relevant tax authority. During 2020, $11.8 million (2019: $5.7 million) was transferred from provisions to trade and other payables. We expect the provision to be fully utilized in 8.94 years (2019: 9.79 years), being the weighted average remaining contracted life of options outstanding at December 31, 2020. It is likely that this provision will be utilized over a shorter period, however, this is dependent on when the option holder decides to exercises which the Group is not in control of.

Notes to the consolidated financial statements (continued)

24.	Contracted commitments, contingencies and guarantees

Contingent liabilities

Litigation

From time to time we are engaged in disputes and claims that arise in the normal course of business. We believe that the ultimate outcome of these proceedings will not have a material adverse impact on our consolidated financial position or results of operations, but the outcome of these proceedings is inherently difficult to predict. There can be no assurance that we will prevail in any such litigation. Liabilities for material claims against us are recognized as a provision when an outflow of economic resources is considered probable and can be reasonably estimated. Legal costs associated with claims are expensed as incurred.

25.	Deferred tax

As a result of the acquisition of New Guards, the Group in 2019 recognized a deferred tax liability of $231.7 million on the New Guards acquired intangible assets. The deferred tax release as at December 31, 2020 is equal to $52.0 million of which $39.2 million is in relation to the year ended December 31, 2020 inclusive of the effect on the impairment of the carrying value of intangible brand asset associated with New Guards brand portfolio. As a result of the purchase price allocation exercise arising from the acquisition of Curiosity China, a deferred tax liability of $0.9 million was recognized in 2019 as a temporary difference. The deferred tax release as at December 31, 2020 is equal to $0.2 million of which $0.1 million is in relation to the year ended December 31, 2020. As a result of the purchase price allocation exercise arising from the acquisition of Ambush, a deferred tax liability of $1.3 million has been recognized in 2020 as a temporary difference. The deferred tax release as at December 31, 2020 is equal to $ 0.5 million.

Deferred tax assets of $5.7 million (2019: $5.3 million) mainly relate to inventory write off provision and differences between Italian GAAP and IFRS GAAP in NGG that can be carried forward indefinitely. NGG calculates the tax due for financial statements purposes according to Italian GAAP. Deferred tax assets of $4.1 million (2019: $nil) are related to tax incentives credits available for Farfetch Portugal due to R&D activity and fixed assets investments, which can be carry forward for ten and eight years, respectively. The Group has estimated that deferred tax assets will be recoverable using the future taxable incomes based on the business plans of the Italian and Portuguese subsidiaries.

Deferred tax assets and liabilities consist of the following at December 31 (in thousands):

	Note	Deferred tax assets	Deferred tax liabilities
At January 1, 2019		$745	$745
Deferred tax recognized to profit or loss	5	5,324	-
Foreign exchange		(24)	(24)
Deferred tax recognized on acquisition to balance sheet		-	232,573
Released to profit or loss		(721)	(13,505)
At December 31, 2019		$5,324	$219,789
Deferred tax recognized to profit or loss	5	9,860	-
Foreign exchange		614	(4)
Released to profit or loss		(2,178)	(39,087)
Reclassifications to balance sheet		(64)	-
Deferred tax recognized on acquisition to balance sheet		-	1,765
At December 31, 2020		$13,556	$182,463

Deferred tax, net liability at December 31, 2020			$168,907

Notes to the consolidated financial statements (continued)

Unrecognized deferred tax assets

Unutilized trading tax losses

The Group has accumulated unutilized tax losses carried forward as at December 31, 2020 of $953.1 million (2019: $629.1 million). Deferred tax assets are recognized to the extent that it is probable that there are sufficient suitable deferred tax liabilities or future taxable profits will be available against which deductible temporary differences can be utilized. Subject to specific legislation regarding changes in ownership and the nature of trade, trading losses are available to be either carried forward indefinitely or for a significant time period.

	Local currency	2019	2019	2020	2020
		Local ‘000	$’000	Local ‘000	$’000
UK trading losses	GBP	404,654	528,694	709,446	739,879
US Net Operating Losses (“NOL”)	USD	79,816	79,816	195,565	195,565
Brazil trading losses	BRL	65,893	16,378	72,760	14,107
Japan trading losses	JPY	343,414	3,151	301,340	2,902
Hong Kong trading losses	HKD	8,051	1,034	5,149	664
			629,073		953,117

UK trading losses are available to be carried forward indefinitely. Legislation has been introduced with effect from April 1, 2017 whereby losses arising after April 1, 2017 can be set against total profits of the Company. The amount of total profits that can be offset by brought forward losses is restricted to the first £5.0 million of profits, and an additional 50% of profits that exceed £5.0 million.

US NOL as at December 31, 2020 $(195.6) million (2019: $(80.0) million) are available to be carried forward for a period of 20 years. The carry forward NOLs start to expire in different years, the first of which is December 31, 2030. NOLs generated after January 1, 2018 have an indefinite carry forward period but are subject to an 80% limitation per year. The Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") (i) removes the 80% limitation on the use of NOLs enacted by the Tax Cuts and Jobs Act of 2017 (the "TCJA") with respect to NOLs carried to any taxable year beginning before January 1, 2021, and thus, NOLs (whether carried forward or carried back) can generally be used to offset fully taxable income in these taxable years; and (ii) provides for a carryback of any NOL arising in a taxable year beginning after December 31, 2017 and before January 1, 2021, to each of the five taxable years preceding the taxable year in which the NOL arose.

Brazil, Japan and Hong Kong trading losses as at December 31, 2020 are available to be carried forward indefinitely but utilization of losses in respect of Brazil and Japan are restricted to 30% and 50% respectively against taxable income in future taxable periods. Japanese NOLs carryforward incurred during fiscal years starting on or after April 1, 2018 can be carried forward only for ten years.

Unutilized future tax deductions on employee share option gains

The Group has an unrecognized gross deferred tax asset of approximately $1,619.0 million (2019: $109.7 million) in respect of a future tax deduction on share options that are unexercised as at December 31, 2020 that when exercised will result in a gain and a potential deduction for corporation tax purposes. A net deferred tax asset of approximately $315.4 million (2019: $19.0 million) will be recognized to the extent that there are sufficient suitable deferred tax liabilities available.

Unutilized future tax deductions on Goodwill

The Group has an unrecognized deferred tax asset of approximately $5.3 million (2019: $5.3 million) in respect of goodwill recognized on the acquisition of Stadium Goods. The unrecognized deferred tax asset results from the future tax deductions available in relation to this item of goodwill exceeding its statements of financial position value. A net deferred tax asset is only recognized where it can be shown that it is probable that future taxable profits will be available against which the Group can utilize the asset.

Notes to the consolidated financial statements (continued)

26.	Related party disclosures

Platforme International Limited is a related party of J M F Neves. The Group generated commission of $0.6 million (2019: $0.5 million) from Platforme International Limited. The Group had a $0.2 million payable as at the end of December 31, 2020 (2019: $0.1 million payable).

Total compensation and benefits in kind (excluding share based payments) to key management personnel amounted to $1.7 million (2019: $1.8 million). In addition to this, there was share based payment compensation of $26.3 million (2019: $26.4 million).

Up until July 8, 2019, when it disposed of its investment in the Group, Conde Nast International Ltd (“Conde Nast”) was a related party by virtue of its shareholding in the Group. In 2019, there were no transactions with Conde Nast. In 2018, the Group incurred marketing expenditure of $0.3 million.

Alanui S.r.L. is a related party of New Guards Group Holding S.p.A, due to it being an associate of the Group. New Guards owns a stake of 53% but it does not have control over the entity. The Group recognized sales of $1.1 million during 2020. As at December 31 2020, the Group had trade receivables of $0.5 million (2019: $0.3 million) and trade payables of $0.4 million (2019: $0.2 million).

The Group’s ultimate controlling party is J M F Neves by virtue of holding the majority of voting rights in the Group.

27.	Financial instruments and financial risk management

Fair value measurement of financial instruments is presented through the use of a three-level fair value hierarchy that prioritizes the inputs used in each of the valuation techniques for fair value calculations.

The Group maintains policies and procedures to value instruments using the most relevant data available. The Group recognizes the following financial instruments at fair value:

•

derivative financial instruments, being forward foreign currency and option contracts, measured using a level 2 valuation inputs and valued using a discounted cash flows and suitable option pricing model respectively; and

•	derivative financial instruments, being the embedded derivative relating to the February 2020 Notes, April 2020 Notes and November 2020 Notes, measured using level 2 valuation inputs.

The Group recognizes the following financial liabilities at present value:

•	Put and call option liabilities, associated with the non-controlling interests arising from the transactions with CuriosityChina and Chalhoub, measured using level 3 valuation inputs.

The forward foreign currency and option contacts are measured using level 2 inputs with the key ones being quoted foreign currency exchange rates.

The embedded derivatives relating to the February 2020 Notes, April 2020 Notes and November 2020 Notes are measured using an option pricing model with level 2 inputs, with the key ones being the Group’s share price at the end of the reporting period, the risk-free rate of treasury bonds with similar terms to maturity and the volatility of the Group’s share price.

There have been no significant changes in the measurement and valuation techniques used to value instruments in existence at December 31, 2019, or transfers between levels of the fair value hierarchy used in measuring the fair value of financial instruments, or changes in the classification of financial assets and liabilities. The embedded derivatives relating to the February 2020 Notes and April 2020 Notes recognized during the period ended December 31, 2020 were valued using the Black Scholes option pricing model and the embedded derivative relating to the  November 2020 Notes was valued using the Binomial option pricing model. For both of these

Notes to the consolidated financial statements (continued)

models, the key inputs are the Group’s closing share price at December 31, 2020, share price volatility and the risk free rate of US treasury bonds of similar terms to maturity.

February 2020 Notes assumptions

2020
Embedded derivative
Closing share price	$63.81
Risk free rate	0.36%
Expected volatility	36.93%
Remaining life (years)	5.00

If the share price increases by $1, the fair value of the February 2020 Notes embedded derivative would increase and the related fair value remeasurement loss in the consolidated statements of operations would increase by $20.3 million.

If the risk free rate increases by 1%, the fair value of the February 2020 Notes embedded derivative would increase and the related fair value remeasurement loss in the consolidated statements of operations would increase by $11.4 million.

If the expected volatility increases by 1%, the fair value of the February 2020 Notes embedded derivative would increase and the related fair value remeasurement loss in the consolidated statements of operations would increase by $0.6 million.

April 2020 Notes assumptions

2020
Embedded derivative
Closing share price	$63.81
Risk free rate	0.65%
Expected volatility	37.22%
Remaining life (years)	6.33

If the share price increases by $1, the fair value of the April 2020 Notes embedded derivative would increase and the related fair value remeasurement loss in the consolidated statements of operations would increase by $24.2 million.

If the risk-free rate increases by 1%, the fair value of the April 2020 Notes embedded derivative would increase and the related fair value remeasurement loss in the consolidated statements of operations would increase by $20.2 million.

If the expected volatility increases by 1%, the fair value of the April 2020 Notes embedded derivative would increase and the related fair value remeasurement loss in the consolidated statements of operations would increase by $2.3 million.

November 2020 Notes assumptions

2020
Embedded derivative
Closing share price	$63.81
Risk free rate	0.92%
Expected volatility	36.89%
Credit spread (basis points)	344.47

Notes to the consolidated financial statements (continued)

If the share price increases by $1, the fair value of the November 2020 Notes embedded derivative would increase and the relative fair value remeasurement loss in the consolidated statements of operations would increase by $13.7 million.

If the expected volatility increases by 1%, the fair value of the November 2020 Notes embedded derivative would increase and the related fair value remeasurement loss in the consolidated statements of operations would increase by $5.2 million.

If the credit spread increases by 50 basis points, the fair value of the November 2020 Notes embedded derivative would increase and the related fair value remeasurement loss in the consolidated statements of operations would increase by $2.5 million.

The carrying value held at amortized cost and fair value of the Group’s non-current borrowings is shown in the table below:

	Carrying value	Fair value
At December 31, 2020
Non-current borrowings	$635,237	$1,058,306

The put and call option liabilities are measured at the present value of future estimated payment obligations, with the key inputs being the Group’s share price at the end of the reporting period, the risk-free rate of treasury bonds with similar terms to maturity and the volatility of the Group’s share price.

The Group manages its capital to ensure that entities in the Group will be able to continue as going concerns. At December 31, 2020, the capital structure consisted of equity and debt, and the Group was not subject to any externally imposed capital requirements.

The Group has identified two principal risks being market risk (foreign exchange) and liquidity risk.

Details of the significant accounting policies and methods adopted (including the criteria for recognition, the basis of measurement and the bases for recognition of income and expenses) for each class of financial asset, financial liability and equity instrument are disclosed in Note 2.

Categories of financial instruments

Financial assets (in thousands)

	Amortized cost	Amortized cost
	2019	2020
Current
Trade receivables	$41,484	$49,833
Other receivables	120,450	123,492
Cash and cash equivalents	322,429	1,573,421
Non-current
Other receivables	12,388	58,081
Total	$496,751	$1,804,827

	Fair value	Fair value
	2019	2020
Foreign currency derivatives - held at FVTPL	$587	$1,260
Foreign currency derivatives - held as cash flow hedges	2,437	28,982
Derivative financial assets	$3,024	$30,242

Notes to the consolidated financial statements (continued)

Financial liabilities (in thousands)

	Amortized cost	Amortized cost
	2019	2020
Trade payables	$180,270	$277,827
Other payables	11,062	16,642
Total	$191,332	$294,469

	Fair value	Fair value
	2019	2020
Foreign currency derivatives - held at FVTPL	$255	$238
Foreign currency derivatives - held as cash flow hedges	5,346	17,189
Current derivative financial liabilities	$5,601	$17,427

	Fair value	Fair value
	2019	2020
$250.0 million 5% convertible note embedded derivative - held at FVTPL	$-	$1,060,167
$400.0 million 3.75% convertible note embedded derivative - held at FVTPL	-	1,217,491
$600.0 million 0.00% convertible note embedded derivative - held at FVTPL	-	718,562
Non-current derivative financial liabilities	$-	$2,996,220

	Present value	Present value
	2019	2020
Put and call option liabilities	$62,386	$348,937
Total Put and call option liabilities	$62,386	$348,937

With the exception of the Group’s non-current borrowings, the carrying amount of the Group’s financial assets and financial liabilities approximate their fair value.

The notional amounts of the Group’s outstanding foreign currency derivatives at year end are:

	Notional	Notional
	2019	2020
Foreign currency derivatives	$621,095	$1,120,038

The average exchange rate for GBP:USD forward exchange contracts is 1.31 (2019: 1.34), for EUR:USD forward exchange contracts is 1.19 (2019: 1.12), GBP:USD forward currency call option contracts is 1.35 (2019: n/a) and GBP:USD forward currency put option contracts is 1.28 (2019: n/a).

Financial risk management objectives

The Group’s Corporate Treasury function provides services to the business, co-ordinates access to domestic and international financial markets and monitors and manages the financial risks relating to the operations of the Group through internal risk reports which analyze exposures by degree and magnitude of risks. These risks include market risk (including currency risk, interest rate risk and price risk), credit risk and liquidity risk.

The Group seeks to minimize the effects of these risks, where appropriate, by using derivative financial instruments to hedge these risk exposures. The use of financial derivatives is governed by the Group’s policies approved by the board of directors, which provide written principles on foreign exchange risk, interest rate risk,

Notes to the consolidated financial statements (continued)

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

The Group uses forward currency contracts and foreign exchange option contracts to hedge its foreign currency risks. Where the criteria for hedge accounting are not met, derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value with movements recorded to the statements of operations. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. Where all relevant criteria are met, hedge accounting is applied to minimize earnings volatility.

	Fair value through profit or loss
	Asset		Liability
	2019	2020	2019	2020
Forward foreign exchange contracts	$587	$1,260	$255	$238
Total	$587	$1,260	$255	$238

	Cashflow hedges
	Asset		Liability
	2019	2020	2019	2020
Forward foreign exchange contracts	$2,437	$28,982	$5,346	$17,189
Total	$2,437	$28,982	$5,346	$17,189

Liquidity risk

The Group monitors its liquidity risk to maintain a balance between continuity of funding and flexibility. This helps the Group achieve timely fulfilment of its obligations while sustaining the growth of the business. We have policies in place for managing liquidity risk, which our finance department implements and periodically review.

The table below (in thousands) analyses the Group’s financial liabilities into relevant groupings based on the remaining period from the reporting date to the contractual maturity date. Amounts due within twelve months equal their carrying balances, as the impact of discounting is not significant.

	Less than one year	Less than one year
	2019	2020
Trade and other payables	$191,332	$294,469
Put and call option liabilities	1,118	-
Total current	$192,450	$294,469

	More than one year	More than one year
	2019	2020
Put and call option liabilities	$61,268	$348,937
Borrowings	-	635,237
Total non-current	$61,268	$984,174

Notes to the consolidated financial statements (continued)

The following table analyses the Group’s non-derivative financial liabilities and net settled derivative financial instruments into relevant maturity groupings, based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contracted undiscounted cash flows and may therefore not reconcile to the amounts disclosed on the balance sheet for borrowings and derivative financial instruments.

	Less than twelve months	Between one and three years	Between three and five years	More than five years
At December 31, 2020
Non derivative financial liabilities
Convertible bonds - $250.0 million	$12,500	$25,000	$275,000	$-
Convertible bonds - $400.0 million	15,000	30,000	30,000	422,500
Convertible bonds - $600.0 million	-	-	-	600,000
Put and call option liabilities	-	348,937	-	-
Obligations under leases	33,703	61,296	50,800	61,430
Trade and other payables	371,289	-	-	-
Net settled derivatives
Financial liabilities	1,900	-	-	-
Gross settled derivatives
Financial assets	30,242	-	-	-
Financial liabilities	15,527	-	-	-

	Less than twelve months	Between one and three years	Between three and five years	More than five years
At December 31, 2019
Non derivative financial liabilities
Put and call option liabilities	$1,118	$61,268	$-	$-
Obligations under leases	24,065	44,282	34,705	37,216
Trade and other payables	204,073	-	-	-
Gross settled derivatives
Financial assets	3,024	-	-	-
Financial liabilities	5,601	-	-	-

In the tables above, trade and other payables comprises of trade payables amounting to $277.8 million (2019: $180.3 million), other payables amounting to $16.6 million (2019: $11.1 million) and social security and other taxes of $76.8 million (2019: $12.7 million).

All derivative financial instruments included in trade and other payables have a maturity of less than twelve months.

The put and call option liability associated with the non-controlling interests arising from the transactions with CuriosityChina and Chalhoub. The non-current liability is comprised of $4.6 million and $344.4 million respectively and is expected to mature  in 2022.  See Note 32 for further information relating to the movements in the non-controlling interest.

Credit risk

Credit risk is the risk that financial loss arises from the failure of a consumer to meet its obligations under a contract. Due to the nature of operations the Group does not have significant exposure to credit risk. The trade receivables balance is spread across a large number of different customers. The Group has policies in place to ensure that wholesale sales are made to customers with an appropriate credit history. Sales to retail customers are made in

Notes to the consolidated financial statements (continued)

cash or via credit cards. In addition, receivables balances are monitored on an ongoing basis with the result that the Group’s exposure to bad debts is not significant and default rates have been historically low. A customer is deemed to have defaulted when the Group considers that it will not be able to make contractual payments when due.

The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables. The Group applies a loss allowance to trade and other receivables. As at December 31, 2020 all trade and other receivables were considered current being due within thirty days. The expected loss rate the Group applies for trade and other receivables is 1.0%. The expected loss rates are reviewed annually, or when there is a significant change in external factors potentially impacting credit risk, and are updated where management’s expectations of credit losses change.

The expected loss rates are based on the payment profiles of sales up-to a period of thirty-six months before December 31, 2020 or January 1, 2020 respectively and the corresponding historical credit losses experienced within this period which were not significant. The historical loss rates are adjusted to reflect current and forward looking information on macroeconomic factors affecting the ability of the consumers to settle the receivables. In addition, certain individual customers (where there is objective evidence of credit impairment) have been identified as having a significantly elevated credit risk and have been provided for on a specific basis.

The majority of the Group’s cash and cash equivalents balance is held in money market funds which are regulated by securities and market authorities. These consist of highly rated mutual investment funds which are permitted to diversify portfolio investments through high quality debt securities meeting regulatory mandated requirements. As such, the Group is not exposed to any material credit risk in relation to the cash and cash equivalents balance.

Interest rate risk

The Group is not subject to significant interest rate risk as currently all of its borrowings are subject to a fixed rate of interest (refer to Note 22 for further information).

Capital risk management

The Group’s objective when managing capital is to safeguard the Group’s ability to provide returns for members and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. The Group manages its capital structure and makes adjustments to it, in light of changes to economic conditions and strategic objectives of the Group. The Group raises finance through the issuance of equity and convertible senior notes to private and public investors.

In line with the Group’s objectives, during the year ended December, 31, 2020, the Group issued the February 2020 Notes, April 2020 Notes and November 2020 Notes for total net proceeds of $1,241.9 million.

At December 31, 2020, the Group holds restricted cash of $nil (2019: $12.5 million).

The Group is not subject to any externally imposed capital requirements. The capital structure is as follows (in thousands):

	2019	2020
Total borrowings	$119,318	$3,822,860
Less: cash and cash equivalents	(322,429)	(1,573,421)
Net (cash)/debt	(203,111)	2,249,439
Total equity/(deficit)	1,337,832	(1,676,090)
Total	$1,134,721	$573,349

Notes to the consolidated financial statements (continued)

The table below reconciles the movements in our financing liabilities during the year:

			Non-cash movements
	As at December 31, 2019	Cash movement	Bifurcation of embedded derivative	Foreign exchange movement	Finance costs	Fair value changes & other	As at December 31, 2020
Borrowings - leases	$119,318	$(25,808)	$-	$4,539	$6,757	$86,597	$191,403
Non-current borrowings - convertible notes	-	1,223,042	(641,448)	-	59,299	(5,655)	635,237
Borrowings-related derivative financial instruments	-	-	641,448	-	-	2,354,772	2,996,220
Financing liabilities	$119,318	$1,197,234	$-	$4,539	$66,056	$2,435,714	$3,822,860

Mainly as a result of the losses on items held at fair value and remeasurements during the year, the Company’s total equity decreased from $1,337.8 million as at December 31, 2019 to $(1,676.1) million as at December 31, 2020. The losses on items held at fair value and remeasurements during the year is mainly driven by the year end revaluation of the embedded derivatives relating to the convertible senior notes discussed in note 22 Borrowings. Unless earlier converted, redeemed or repurchased in accordance with their terms, the notes may be settled, at Farfetch’s election and subject to certain exceptions and conditions, in Class A ordinary shares of Farfetch, cash, or a combination of cash and Class A ordinary shares of Farfetch.

The main purpose of the Group’s financial instruments is to finance the Group’s operations.

The main risks from the Group’s financial instruments are currency risk and liquidity risk. The Board reviews and approves policies, which have remained substantially unchanged for the year under review, for managing these risks.

Hedge accounting classification and impact

The Group designates certain forward foreign exchange contracts and foreign exchange option contracts as cash flow hedges of forecast foreign currency revenue and costs. During the current year, losses of $16.4 million (2019: losses of $7.9 million) were removed from the cash flow hedge reserve. A gain of $0.1 million (2019: gain of $0.5 million) was taken to revenue, a gain of $0.8 million (2019: loss of $0.2 million) was taken to cost of revenue and a loss of $18.5 million (2019: a loss of $8.1 million) was taken to selling, general and administration expenses. A gain of $1.2 million (2019: a loss of $0.1 million) was added to inventories in the statements of financial position.

The Group uses a qualitative method for assessing hedge effectiveness. The hedge is assessed at inception and throughout the life of the hedge. Effectiveness between the hedged item and hedging instrument is tested by comparing the critical terms of both items and concluding that they are offsetting. The key sources of risk that could result ineffectiveness include credit risk, a change in the economic relationship between the hedged item and the hedging instrument, a potential change in timing in relation to the hedged item, the currency basis risk, exchange rate volatility and a substantial reduction in the market liquidity for the hedging instrument.

Under the Group’s hedging policy, the critical terms of the foreign currency derivatives must align with the hedged items. The contracts are denominated in the same currency as the highly probable future sales and purchases, which are expected to occur within a maximum 24-month period, therefore determines the hedge relationship to be 1:1.

For further information on the Group’s risk management strategy and hedging activities, please refer to Item 3D. Risk Factors.

Notes to the consolidated financial statements (continued)

Fair value hierarchy

The Group recognizes at fair value the derivative financial instruments, measured using a Level 2 valuation method.

There have been no significant changes in the measurement and valuation techniques, or transfers between levels of the fair value hierarchy used in measuring the fair value of financial instruments, or changes in the classification of financial assets and liabilities.

Put and call option liabilities

The Group records the value of put and call option liabilities at the present-value of probability-weighted future cash flows related to certain performance criteria and the fair value of our common stock at each reporting date.

The estimated value of our put and call option liabilities is based on the present-value of probability-weighted future cash flows related to certain performance criteria and the fair value of our common stock at each reporting date. Changes in the value of the put and call option liability subsequent to the acquisition date, such as changes in the probability assessment and the fair value of our common stock, are recognized in earnings in the period when the change in the estimated fair value occurs. During the year ended December 31, 2019, we recognized initially put and call option liabilities of $105.6 million. Subsequently we recognized a decrease in the fair value of our put and call option liabilities of $43.2 million, in gains on items held at fair value in our consolidated statements of operations, primarily due to a decrease in the fair value of our common stock. During the year ended December 31, 2020, we recognized an increase in the fair value of our put and call option liabilities of $288.9 million.

If the share price increases by $1, the fair value of the put and call option liability relating to Chalhoub would increase and the relative fair value remeasurement loss in the consolidated statements of operations would increase by $11.2 million.

If the expected volatility increases by 1%, the fair of the put and call option liability relating to Chalhoub would increase and the related fair value remeasurement loss in the consolidated statements of operations would increase by $1.8 million.

If the credit spread increases by 50 basis points, the fair value of the put and call option liability relating to Chalhoub would decrease and the related fair value remeasurement loss in the consolidated statements of operations would decrease by $3.4 million.

Financial instruments sensitivity analysis

In managing currency risk the Group aims to reduce the impact of short term fluctuations on its earnings. At the end of each reporting year, the effects of hypothetical changes in currency are as follows.

Foreign exchange rate sensitivity analysis

The table below (in thousands) shows the Group’s sensitivity to U.S. dollars strengthening/weakening by 10%:

	Increase/ (decrease) in profit or loss	Increase/ (decrease) in profit or loss
	2019	2020
10% appreciation of United States dollars	$(21,661)	$24,118
10% depreciation of United States dollars	$26,475	$(29,478)

Notes to the consolidated financial statements (continued)

This analysis reflects the impact on the statements of operations due to financial assets and liabilities held at the balance sheet date and is based on foreign currency exchange rate variances that the Group considers to be reasonably possible at the end of the reporting year. The analysis assumes that all other variables, in particular interest rates, remain constant.

A 10% appreciation of the United States dollar would result in a $0.2 million decrease (2019: $60.9 million decrease) in reserves.

A 10% depreciation of the United States dollar would result in a $4.9 million increase (2019: $74.4 million increase) in reserves.

	Increase/ (decrease) in profit or loss	Increase/ (decrease) in profit or loss
	2019	2020
10% appreciation of GBP	$18,747	$(21,372)
10% depreciation of GBP	$(15,338)	$17,486

This analysis reflects the impact on the statements of operations due to financial assets and liabilities held at the balance sheet date and is based on foreign currency exchange rate variances that the Group considers to be reasonably possible at the end of the reporting year. The analysis assumes that all other variables, in particular interest rates, remain constant.

A 10% appreciation of GBP would result in a $38.4 million increase (2019: $66.4 million increase) in reserves.

A 10% depreciation of GBP would result in a $27.6 million decrease (2019: $54.4 million decrease) in reserves.

	Increase/ (decrease) in profit or loss	Increase/ (decrease) in profit or loss
	2019	2020
10% appreciation of EUR	$(2,791)	$(17,234)
10% depreciation of EUR	$2,284	$14,101

This analysis reflects the impact on the statements of operations due to financial assets and liabilities held at the balance sheet date and is based on foreign currency exchange rate variances that the Group considers to be reasonably possible at the end of the reporting year. The analysis assumes that all other variables, in particular interest rates, remain constant.

A 10% appreciation of EUR would result in a $3.6 million decrease (2019: $12.7 million increase) in reserves.

A 10% depreciation of EUR would result in a $2.9 million increase (2019: $10.4 million decrease) in reserves.

Notes to the consolidated financial statements (continued)

28.	Employee benefit obligations

Other non-current liabilities consist of the following at December 31 (in thousands):

	2019	2020
Equity-settled awards liability	$12,139	$-
Cash-settled awards liability	3,120	24,295
Employee severance liability	1,048	1,821
Other	148	-
Total non-current liabilities	$16,455	$26,116

The employee severance liability arises from a legally required severance protection program for the employees of our Italian subsidiaries at the time of their departure from the Group.

Other current liabilities of $38.3 million (2019: $nil) relates to employers tax liability on share based payments ($37.3 million) (2019: $nil) and cash settled share based payments due to vest in less than one year from December 31, 2020 ($1.0 million) (2019: $nil).

The Group has four equity settled share option plans (section a) and a cash settled share option plan (section b).

a. Equity settled

During the year ended December 31, 2020, the Group had four equity settled share based payment plans which are described below.

Type of arrangement	EMI approved share option plan	Unapproved share option plan	LTIP 2015 plan	LTIP 2018 plan
Date of first grant	November 1, 2011	July 1, 2011	September 9, 2015	September 20, 2018
Number granted	5,505,600	11,332,835	38,174,980	36,736,590
Contractual life	10 years	10 years	10 years	10 years
Vesting conditions	Varying tranches of options vesting upon defined years of service	Varying tranches of options vesting upon defined years of service	Varying tranches of options vesting upon defined years of service with certain awards having non-market conditions	Varying tranches of options and Restricted Stock Units (RSU) vesting upon defined years of service

Movements on the share options were as follows:

	2018	2019	2020
	Number of options & RSU's	Number of options & RSU's	Number of options & RSU's
Options & RSU's at beginning of year	32,307,010	44,218,814	39,583,858
Options & RSU's granted	18,209,410	13,585,502	19,685,173
Options & RSU's exercised	(3,032,571)	(7,503,814)	(11,817,074)
Options & RSU's forfeited	(3,265,035)	(10,716,644)	(4,388,244)
Options & RSU's at end of year	44,218,814	39,583,858	43,063,713
Options & RSU's exercisable at end of year	16,830,409	10,360,642	11,944,576

Notes to the consolidated financial statements (continued)

Weighted average exercise prices were as follows:

	2018	2019	2020
Options & RSU's at beginning of year	$4.43	$6.15	$8.23
Options & RSU's granted	$9.84	$8.94	$5.38
Options & RSU's forfeited	$7.31	$5.70	$7.02
Options & RSU's exercised	$2.38	$1.25	$5.63
Options & RSU's at end of year	$6.15	$8.23	$8.00
Options & RSU's exercisable at year end	$2.33	$6.40	$8.96
Weighted average remaining contracted life of options & RSU's outstanding at year end	9.54 years	9.79 years	8.94 years

	2018	2019	2020
	Number of options & RSU's	Number of options & RSU's	Number of options & RSU's
Exercise price of options & RSU's outstanding at year end
$0.00 to $0.08	4,416,525	8,545,400	11,878,888
$0.09 to $0.56	2,126,540	27,340	27,340
$0.57 to $3.52	4,595,104	629,730	320,944
$3.53 to $5.73	6,257,690	3,225,120	2,020,354
$5.74 to $7.39	7,890,495	5,873,001	3,385,770
$7.40 to $20.00	18,932,460	17,402,097	21,965,750
$20.01 to $27.09	-	3,881,170	3,423,111
$27.10 to $40.00	-	-	41,556
	44,218,814	39,583,858	43,063,713
Weighted average fair value of options & RSU's granted in year	$4.17	$15.54	$8.81

Weighted average share price at the date of exercise for options exercised during the year ended December 31, 2020 was $34.66 (2019: $22.62, 2018: $20.00).

Inputs in the Black Scholes model for share options granted during the year and prior year were as follows:

	2018	2019	2020
Black Scholes model
Weighted average share price	$11.83	$21.73	$12.44
Weighted average exercise price	$9.84	$8.94	$5.38
Average expected volatility	23%	36%	40%
Expected life	4 years	4 years	4 years
Risk free rate	2.75%	2.15%	1.05%
Expected dividends	$nil	$nil	$nil

Expected volatility was determined with reference to historical volatility of publicly traded peer companies.

The expected life in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioral considerations.

The Group recognized total expenses of $168.3 million, $150.3 million and $34.7 million related to equity-settled share based payment transactions in 2020, 2019 and 2018 respectively. In 2019, as part of the New Guard’s acquisition, we recorded a $12.1 million liability for equity settled awards.

Notes to the consolidated financial statements (continued)

b. Cash settled

Since 2016 the Group issues to certain employees share appreciation rights (“SARs”) that require the Group to pay the intrinsic value of the SAR to the employee at the date of exercise. The Group has recorded liabilities of $25.3 million in 2020 (2019: $3.1 million) through the grant of 92,000 SARs (2019: 137,000 SARs).

The fair value of the SARs is determined by using the Black Scholes model using the same assumptions noted in the above table for the Group’s equity-settled share based payments. The fair value of the liability is then reassessed at each reporting date. Included in the 2020 expense of $28.0 million (2019: $10.7 million, 2018: $10.4 million), is a revaluation loss of $28.0 million (2019: loss of $2.2 million). The total intrinsic value at December 31, 2020 was $36.4 million (2019: $3.4 million) of which $17.2 million is fully vested (2019: $2.4 million).

29.	Share capital and share premium

Ordinary shares issued and fully paid as at December 31, 2020 (in thousands, except number of shares):

Number of shares	Class	Par value $	Share capital	Share premium	Merger reserve	Total
311,352,064	Class A ordinary shares	0.04	$12,454	$882,422	$783,529	$1,678,405
42,858,080	Class B ordinary shares	0.04	1,714	45,509	-	47,223
354,210,144			$14,168	$927,931	$783,529	$1,725,628

During 2020, 14,611,136 shares were issued. All were fully paid and newly issued Class A ordinary shares. The nominal value of all shares issued is $0.04 each. The total Class A ordinary shares issued in respect of share options that were exercised and RSUs that have vested was 12,721,798.

On November 17, 2020, the Company issued 1,889,338 Class A ordinary shares to Artemis representing 0.5% of existing issued share capital, for total gross proceeds of $50.0 million.

Ordinary shares issued and fully paid as at December 31, 2019 (in thousands, except number of shares):

Number of shares	Class	Par value $	Share capital	Share premium	Merger reserve	Total
296,740,928	Class A ordinary shares	0.04	$11,870	$832,498	$783,529	$1,627,897
42,858,080	Class B ordinary shares	0.04	1,714	45,509	-	47,223
339,599,008			$13,584	$878,007	$783,529	$1,675,120

During 2019, 39,742,008 shares were issued. All were fully paid and newly issued Class A ordinary shares. The nominal value of all shares issued is $0.04 each. Out of the total shares issued, 4,641,554 Class A ordinary shares were issued in relation to the acquisition of Stadium Goods, and a total of 27,521,418 Class A ordinary shares were issued in relation to the acquisition of New Guards. Transaction costs recognized directly in equity amounted to $1.5 million for Stadium Goods and $2.0 million for New Guards. Additionally, 7,579,036 Class A ordinary shares were issued in respect of share options and warrants that were exercised, and RSUs that have vested.

Holders of our Class A ordinary shares are entitled to one vote per share, and holders of our Class B ordinary shares are entitled to twenty votes per share.

The Class B ordinary shares are exchangeable for Class A ordinary shares on a one-for-one basis, subject to customary conversion rate adjustments for share splits, share dividends and reclassifications.

Notes to the consolidated financial statements (continued)

Prior to the Group’s IPO in the year ended December 31,2018, the Group was restructured, which resulted in the creation of the merger reserve.

30.	Reserves

Other reserves consist of the following (in thousands):

	Warrant reserve	Changes in ownership	Share based payments	Cashflow hedge reserve	Merger relief reserve	Time value reserve	Other	Total other reserves
At January 1, 2018	$747	$(8,666)	$44,233	$—	$2,161	$—	$—	$38,475
Movement in cash flow hedge reserve	-	-	-	436	-	-	-	436
Share based payments - equity settled	-	-	28,563	-	-	-	-	28,563
At December 31, 2018	747	(8,666)	72,796	436	2,161	-	-	67,474
Shares issued - acquisition of a subsidiary	-	-	-	-	393,853	-	-	393,853
Movement in cash flow hedge reserve	-	-	-	(3,527)	-	-	-	(3,527)
Loss transferred to the cost of inventory	-	-	-	142	-	-	-	142
Share based payments - equity settled	-	-	76,383	-	-	-	-	76,383
Share based payments - reverse vesting shares	-	-	(82,646)	-	-	-	-	(82,646)
Exercise of warrants	(747)	-	-	-	-	-	-	(747)
Transaction with non-controlling interests	-	-	-	-	-	-	(101,311)	(101,311)
Impairment loss on revaluation of investments	-	-	-	-	-	-	(100)	(100)
Remeasurement loss on legally required severance plan	-	-	-	-	-	-	(58)	(58)
At December 31, 2019	-	(8,666)	66,533	(2,949)	396,014	-	(101,469)	349,463
Movement in cash flow hedge reserve				13,385		2,552		15,937
Gain transferred to the cost of inventory	-	-	-	(1,213)	-	-	-	(1,213)
Shares issued - acquisition of a subsidiary	-	-	-	-	4,808	-	-	4,808
Remeasurement loss on severance plan	-	-	-	-	-	-	(24)	(24)
Share based payment - reverse vesting shares	-	-	26,092	-	-	-	-	26,092
Share based payment - equity settled	-	-	52,690	-	-	-	-	52,690
At December 31, 2020	$-	$(8,666)	$145,315	$9,223	$400,822	$2,552	$(101,493)	$447,753

The warrant reserve represents the cumulative expense of the shares to be issued where the Group has issued warrants. On exercise, the cumulative warrant expense is reclassified to accumulated losses. During 2019, all the warrants were exercised.

Notes to the consolidated financial statements (continued)

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

The merger relief reserve represents the excess over nominal share capital where there has been share consideration as part of a business combination.

The transaction with non-controlling interests represents the initial recognition of the Chalhoub partnership.

31.	Group information

Direct Holdings
Name	Country of incorporation	% equity interest		Principal activities
		2019	2020
Farfetch.com Limited	Isle of Man	100	100	Holding company

Notes to the consolidated financial statements (continued)

At December 31, 2020, the Company’s subsidiaries were as follows:

Indirect Holdings
	Country of incorporation	% equity interest		Principal activities
		2019	2020
Farfetch UK Limited	England & Wales	100	100	Marketing, providing editorial and merchant services
FFBR importacao e exportacao LTDA*	Brazil	100	100	Import & Export Agent for Farfetch
Farfetch.com Brasil Servicos LTDA**	Brazil	100	100	E-commerce, marketing and editorial services
Farfetch.com US LLC	USA	100	100	E-commerce and marketing
Farfetch-Portugal Unipessoal LDA	Portugal	100	100	Back office support
Farfetch HK Holdings Limited	Hong Kong	100	100	Holding Company
Browns (South Molton Street) Limited	England & Wales	100	100	Retail
Farfetch Japan Co Ltd	Japan	100	100	E-commerce and marketing
LASO.CO.LTD	Japan	100	100	E-commerce and marketing
Farfetch China (HK Holdings) Limited	Hong Kong	100	100	Holding company
Farfetch (Shanghai) E-Commerce Co. Ltd	China	100	100	E-commerce services
Farfetch HK Production Limited	Hong Kong	100	100	E-commerce and marketing
Farfetch Store of the Future Limited	England & Wales	100	100	Dormant
Fashion Concierge UK Limited	England & Wales	100	100	E-commerce services
F&C Fashion Concierge, LDA	Portugal	100	-	Dormant
Farfetch Black & White Limited	England & Wales	100	100	E-commerce services
Farfetch International Limited	Isle of Man	80	80	Holding company
Farfetch México, S.A de C.V***	Mexico	100	100	Back office support
Fashion Concierge Powered By Farfetch, LLC	USA	100	100	E-commerce services
Farfetch India Private Limited****	India	100	100	Back office support
Farfetch Middle East FZE	UAE	80	80	Back office support
Farfetch Italia S.R.L.	Italy	100	100	Back office support
Farfetch Australia Pty Ltd	Australia	100	100	Back office support
Farfetch US Holdings, INC	USA	100	100	Holding Company
Fashion Concierge HK Limited	Hong Kong	100	100	E-commerce services
Farfetch Finance Limited	England & Wales	25	25	Finance
Stadium Enterprises LLC	USA	100	100	E-commerce services
SGNY1 LLC	USA	100	100	E-commerce services
Kicks Lite LLC	USA	100	100	E-commerce services
Farfetch RU LLC	Russia	100	100	Back office support
Beijing Qizhi Ruisi Information Consulting Co., Ltd	China	78	81	E-commerce services
Farfetch UK FINCO Limited	England & Wales	100	100	Holding Company
Farfetch Holdings plc (previously Hulk Finco plc)	England & Wales	100	100	Holding Company
New Guards Group Holding S.p.A	Italy	100	100	Retail
County S.r.l.	Italy	100	100	Retail
Off-White Operating S.r.l.	Italy	75	75	Retail
Venice S.r.l.	Italy	69	69	Retail
Unravel Project S.r.l.	Italy	61	61	Retail
Heron Preston S.r.l.	Italy	80	80	Retail
Alanui S.r.l.	Italy	53	53	Retail
APA S.r.l.	Italy	100	100	Retail
Heron Preston Trademark S.r.l.	Italy	51	51	Retail
KPG S.R.L.	Italy	75	75	Retail
Off-White Operating Milano S.r.l.	Italy	75	75	Retail
Off White Operating Holding, Corp.	USA	75	75	Retail
Off-White Operating Paris S.à r.l.	France	75	75	Retail
Off White Operating Soho, LLC	USA	75	75	Retail
Off White Operating Miami, LLC	USA	75	75	Retail
Off White Operating Vegas, LLC	USA	75	75	Retail
Off White Operating Los Angeles, LLC	USA	75	75	Retail
Off White Operating London Limited	UK	75	75	Retail
OC Italy S.R.L Italy	Italy	-	100	Retail
Farfetch Canada Ltd	Canada	-	100	Retail
Farfetch Europe Trading BV	Netherlands	-	100	Retail
Farfetch China Holdings Ltd	UK	-	100	Retail
Farfetch China Ltd	UK	-	100	Retail
Ambush Inc	Japan	-	100	Retail
Ambush Italy S.r.l.	Italy	-	70	Retail

*	Owned by Farfetch.com Limited (99.9%) and Farfetch UK Limited (0.1%)
**	Owned by Farfetch.com Limited (99.9995%) and Farfetch UK Limited (0.0005%)
***	Owned by Farfetch.com Limited (1%) and Farfetch UK Limited (99%)
****	Owned by Farfetch.com Limited (0.1%) and Farfetch UK Limited (99.9%)

Notes to the consolidated financial statements (continued)

32.	Non-controlling interests

The effect of changes in the ownership interest of the Group on the equity attributable to owners of the Company during the year and prior year is summarized as follows (in thousands):

		Farfetch
		International
	CuriosityChina	Limited (IOM)	New Guards	Total
Balance at January 1, 2019	$-	$-	$-	$-
Acquisition of non-controlling interests	209	-	158,408	158,617
Total comprehensive income attributable to non-controlling interests	200	1,225	10,184	11,609
Balance at December 31, 2019	409	1,225	168,592	170,226
Total comprehensive income/(loss) attributable to non-controlling interests	110	(3,412)	21,182	17,880
Acquisition of non-controlling interest	-	-	965	965
Dividends paid to non-controlling interests	-	-	(20,515)	(20,515)
Balance at December 31, 2020	$519	$(2,187)	$170,224	$168,556
% of non-controlling interests	19%	20%	23%

The acquisitions of CuriosityChina and New Guards Group are fully described in the Business Combinations section (Note 5).

On May 8, 2020, in line with the terms of the sale and purchase agreement, the Group increased it's shareholding in CuriosityChina from 78% to 81%.

With regards to New Guards’ non-controlling interest, it is important to note that the group comprises numerous legal entities with various non-controlling interests throughout the group structure, representing the co-founders of the individual fashion brands. During the year ended December 31, 2020, New Guards Group had paid dividends of $20.5 million to holders of minority interest.

33.	Events after the reporting year

We have not identified any reportable subsequent events.