Form 20-F
period 2021-12-31
Farfetch Ltd
filed 2022-03-04
CIK 1740915

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

James L. Maynard
Chief Legal Officer & General Counsel
IR@farfetch.com
Farfetch Limited
The Bower, 211 Old Street
London EC1V 9NR, United Kingdom

(Name, E-mail and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value $0.04 per share	FTCH	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report.            337,923,238           Class A ordinary shares and     42,858,080       Class B ordinary shares.

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

We report under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”).

General Information

Our Consolidated financial statements are reported in U.S. dollars, which are denoted “dollars,” “USD” or “$” throughout this Annual Report on Form 20-F (“Annual Report”). Also, throughout this Annual Report:

•

except where the context otherwise requires or where otherwise indicated, the terms “Farfetch,” the “Company,” “we,” “us,” “our,” “our Company” and “our business” refer to Farfetch Limited, an exempted company incorporated with limited liability under the Companies Act (as amended) of the Cayman Islands, as amended and restated from time to time (the “Companies Act”), in each case together with its consolidated subsidiaries as a consolidated entity;

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

Segment Change

Following the acquisition of New Guards, in the fourth quarter of the year ended December 31, 2019, management determined that we have three reportable operating segments: (i) Digital Platform, (ii) Brand Platform and (iii) In-Store, given our organizational structure and the manner in which our business is reviewed and managed. In the fourth quarter of the year ended December 31, 2019, we realigned our reportable operating segments to reflect how our Chief Operating Decision-Maker was making operating decisions, allocating resources and evaluating operating performance. Refer to Item 5. “Operating and Financial Review and Prospects — Operating Results” and Note 6, Segmental and geographical information, within our Consolidated financial statements included elsewhere in this Annual Report for additional information about these segments. Information presented in this Annual Report for periods prior to this segment change has been revised to reflect this segment realignment.

Defined Terms in this Annual Report

Throughout this Annual Report, we use a number of defined terms and provide information about a number of key performance indicators used by management. Definitions are as follows, and additional information about our key performance indicators is provided in Item 5. “Operating and Financial Review and Prospects — Key Operating and Financial Metrics.”

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
•

“consumer” means a person who browses and/or completes a purchase on the Farfetch Marketplace, BrownsFashion.com, Stadium Goods, New Guards-owned sites or third-party websites or platforms on which we operate.

•	“e-concession” means the retail distribution by brands via the operation of concessions on multi-brand digital platforms, such as when brands sell directly to consumers via the Farfetch Marketplace.
•	“FPS” means Farfetch Platform Solutions, our comprehensive modular white-label business-to-business e-commerce solution for brands and retailers.
•

“Farfetch China” means Farfetch China Holdings Ltd, our joint venture partnership with Alibaba and Richemont and the entity through which our Farfetch Marketplace operations in the China region are conducted. We conduct other operations in China, for example FPS, outside of this joint venture. Within our Consolidated financial statements included elsewhere in this Annual Report, we account for Farfetch China Holdings Ltd as a consolidated subsidiary, which the Group controls through its majority ownership of the issued share capital of Farfetch China Holdings Ltd.

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
•

“Luxury New Retail” or “LNR” is the overarching strategy aiming to redefine the future of luxury retail for Farfetch and the luxury industry at-large. This strategy is activated via our FPS business unit which offers a full suite of enterprise solutions including our connected retail products and other emerging technologies powered by the Farfetch platform.

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

•	“Richemont” means Compagnie Financière Richemont SA.
•	“Stadium Goods Marketplace” is as defined in Item 4. “Information on the Company — B. Business Overview.”
•	“stock value” means the combined amount of all stock units available on the Farfetch Marketplace and/or the Stadium Goods Marketplace multiplied by each item’s retail unit price.
•	“Tmall Luxury Pavilion” is Alibaba’s e-commerce platform on which we make available our luxury shopping channel.

Non-IFRS and Other Financial and Operating Metrics

We have included in this Annual Report certain financial measures not based on IFRS, including Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EPS, Adjusted Revenue, Digital Platform Order Contribution and Digital Platform Order Contribution Margin (together, the “Non-IFRS Measures”), as well as operating metrics, including GMV, Digital Platform GMV, Brand Platform GMV, In-Store GMV, Active Consumers and Average Order Value. Refer to Item 5. “Operating and Financial Review and Prospects – Reconciliations of Non-IFRS and Other Financial and Operating Metrics” for additional information on the use of these Non-IFRS Measures and reconciliations to the most directly comparable IFRS measures.

We define our non-IFRS Measures and other financial and operating metrics as follows:

“Active Consumers” means active consumers on our directly owned and operated sites and related apps or on third-party websites or platforms on which we operate. A consumer is deemed to be active if they made a purchase within the last twelve-month period, irrespective of cancellations or returns. Active Consumers includes the Farfetch Marketplace, BrownsFashion.com, Stadium Goods, and the New Guards-owned sites operated by Farfetch Platform Solutions plus third-party websites or platforms on which we operate, including Amazon.com and Tmall Luxury Pavilion. Due to limitations in the data we are provided by certain third-party websites or platforms on which we operate, a limited number of consumers who transact on such websites or platforms and on our directly owned and operated sites and related apps, may be duplicated in the number of Active Consumers we report. The number of Active Consumers is an indicator of our ability to attract and retain our consumer base to our platform and of our ability to convert platform visits into sale orders.

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

“Digital Platform Fulfilment Revenue” means revenue from shipping and customs clearing services that we provide to our digital consumers, net of centrally Farfetch-funded consumer promotional incentives, such as free shipping and promotional codes. Digital Platform Fulfilment Revenue was referred to as Platform Fulfilment Revenue in previous filings with the U.S. Securities and Exchange Commission (“SEC”).

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

“Digital Platform Services third-party revenues” represent commissions and other income generated from the provision of services to sellers in their transactions with consumers conducted on our technology platforms, as well as fees for services provided to brands and retailers.

“Digital Platform Services first-party revenues” represents sales of owned-product, including First-Party Original through our digital platform. The revenue realized from first-party sales is equal to the GMV of such sales because we act as principal in these transactions and, therefore, related sales are not commission based. Digital Platform Services first-party revenues represent sales net of promotional incentives, such as free shipping and promotional codes, where these incentives are not designated as Farfetch-funded.

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

“Gross Merchandise Value” (“GMV”) means the total dollar value of orders processed. GMV is inclusive of product value, shipping and duty. It is net of returns, value added taxes and cancellations. First-party GMV is also net of promotions. GMV does not represent revenue earned by us, although GMV and revenue are correlated.

“In-Store Gross Profit” means In-Store Revenue less the direct cost of goods sold relating to In-Store Revenue.

“In-Store GMV” and “In-Store Revenue” mean revenue generated in our retail stores which include Browns, Stadium Goods and New Guards’ directly operated stores. Revenue realized from In-Store sales for Browns and New Guards’ directly operated stores is equal to GMV of such sales because such sales are not commission based. Revenue realized from In-store sales for Stadium Goods does not equal GMV of such sales as a certain portion of those sales are third-party and are commission based.

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

Refer to Item 5. “Operating and Financial Review and Prospects – Reconciliations of Non-IFRS and Other Financial and Operating Metrics” for reconciliations of our Non-IFRS measures to the most directly comparable IFRS financial measures.

Market and Industry Data

We obtained industry, market and competitive position data in this Annual Report from our own internal estimates, surveys and research as well as from publicly available information, industry and general publications and research, surveys and studies conducted by third-parties, such as public reports by Bain & Company (“Bain”). Information contained in this Annual Report attributable to Bain is from the “Bain-Altagamma Luxury Goods Worldwide Market Study, Fall 2021” (November 11, 2021).

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

In some cases, these forward-looking statements can be identified by words or phrases such as “believe,” “may,” “will,” “expect,” “estimate,” “project,” “forecast,” “could,” “should,” “anticipate,” “aim,” “intend,” “plan,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Forward-looking statements contained in this Annual Report include, but are not limited to, statements about:

•	Our future financial performance, including our revenue, operating expenses and our ability to maintain profitability and our future business and operating results;
•	Our strategies, plans, objectives and goals;
•	Our expectations regarding acquisitions, partnerships and collaborations;
•	Our expectations regarding the development of our industry, market size and the competitive environment in which we operate; and
•	Our environmental, sustainability, responsible sourcing, social and inclusion and diversity goals.

These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors described under “Risk Factor Summary” below and the risk factors described in Item 3. “Key Information — D. Risk Factors” of this Annual Report.

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

RISK FACTOR SUMMARY

Our business is subject to numerous risks and uncertainties, including those described in Item 3. “Key Information — D. Risk Factors.” You should carefully consider these risks and uncertainties when investing in our Class A ordinary shares. Principal risks and uncertainties affecting our business include the following:

•	The COVID-19 global pandemic has had and may continue to have an adverse effect on our business and results of operations.
•	Purchasers of luxury products may not choose to shop online, which would prevent us from growing our business.
•	We may be unable to generate sufficient revenue to be profitable or to generate positive cash flow on a sustained basis, and our revenue growth rate may decline.
•	We have experienced losses in the past, and we may experience losses in the future.
•	The luxury fashion industry can be volatile and difficult to predict.
•	We rely on a limited number of luxury sellers for the supply of products that we make available to consumers on the Farfetch Marketplace.
•	Our efforts to acquire or retain consumers may not be successful, which could prevent us from maintaining or increasing our sales.
•	Luxury sellers set their own prices for the products they make available on our Marketplaces, which could affect our ability to respond to consumer preferences and trends.
•	If our luxury sellers fail to anticipate, identify and respond quickly to new and changing fashion trends in consumer preferences, our business could be harmed.
•	Our software is highly complex and may contain undetected errors.
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

•

Our failure to address the operational, compliance and regulatory risks associated with payment methods could damage our reputation and brand and may cause our business and results of operations to suffer.

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

A. [Reserved]

Not applicable.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in our Class A ordinary shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this Annual Report, including our audited Consolidated financial statements and related notes, before deciding to invest in our Class A ordinary shares. Additional risks not presently known to us or that we currently deem immaterial may also impair our business and operations. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. In addition to the effects of the COVID-19 pandemic and resulting global disruptions discussed in Item 5. “Operating and Financial Review and Prospects,” and in the important factors below, additional or unforeseen effects from the COVID-19 pandemic and the global economic climate may give rise to or amplify many of the risks discussed below. The trading price of our Class A ordinary shares could decline due to any of these risks, and you could lose all or part of your investment.

Risks Relating to our Business and Industry

The COVID-19 global pandemic has had and may continue to have an adverse effect on our business and results of operations.

The impact of the ongoing COVID-19 pandemic is widespread and continues to evolve. In March 2020, the World Health Organization declared COVID-19 a global pandemic, and since then governmental authorities around the world have implemented a range of measures to reduce the spread of COVID-19. These measures, including quarantines, travel bans, vaccination requirements and other heightened restrictions suggested or mandated by governmental authorities or otherwise elected by companies as preventive measures, have affected workforces, customers, consumer sentiment, economies, and financial markets. It is impossible to predict all the effects and the ultimate impact of the COVID-19 pandemic, as the situation continues to rapidly evolve, including as a result of the emergence and spread of new variants.

The COVID-19 pandemic and resulting disruptions to our production facilities, offices and retail stores could materially affect our operations. During 2020 and 2021, for example, our operations continued to be impacted as a result of the COVID-19 pandemic. We temporarily closed most of our office locations and, at certain points, our Browns, Stadium Goods and New Guards retail stores. In addition, in 2020 we temporarily closed our Los Angeles and Hong Kong production facilities, and may have to do so again as the pandemic continues to develop and related government orders evolve. Adapting our business to different or changing policies in the various countries in which we operate may also create additional costs or disruptions. We continue to evaluate whether the actions we took during 2020-2021 in response to the COVID-19 pandemic may need to be taken again.

A subset of our employees continue to work remotely as a result of the COVID-19 pandemic with others gradually returning to our offices, and as some regions ease restrictions we are adopting a hybrid approach between working from home and working in-office. If a natural disaster, power outage, connectivity issue, or other event occurs that impacts our employees’ ability to work remotely, it could be difficult or, in certain cases, impossible, for us to continue our business effectively for a period of time. Further, as the COVID-19 pandemic continues, and as we aim to adapt to a more flexible in-person approach, we may experience disruptions if we are unable to successfully manage this hybrid work environment, if our employees or third-party providers’ employees become ill and are unable to perform their duties, or if our operations, or the operations of one or more of our third-party providers, is impacted. The increase in remote working may also result in related consumer privacy, information technology security and fraud concerns. In addition, the challenges to working caused by the COVID-19 pandemic and related restrictions may have an impact on our employees’ wellness which could impact employee retention, productivity and our culture.

The impact of the COVID-19 pandemic on our luxury sellers may have short and long-term impacts on our supply. Since March 2020 and continuing through 2021, certain brands and retailers that serve as our luxury sellers have temporarily for some period of time closed their physical stores, warehouses or distribution centers in response to heightened restrictive measures, and may have to do so again as the pandemic progresses, which could impact the breadth and depth of our supply and delivery times. For example, at its highest point in March 2020, more than 280 of our luxury sellers’ locations were fully or partially closed as a result of the COVID-19 pandemic. Long term, the impacts of government measures, decreased global travel and changes in consumer spending could result in bankruptcies among our luxury sellers and store closures or significant operational changes at our luxury sellers, which could have a negative impact on supply.

In addition, the global supply chain has been impacted by the COVID-19 pandemic, which could interfere with the ability of the luxury sellers who sell items through the Farfetch Marketplace to deliver products to consumers. While much of our business is conducted online, the COVID-19 pandemic has caused and may continue to cause disruptions or delays in our supply chain, fulfilment network and shipments. For example, the COVID-19  related preventative measures established by local government authorities in certain Chinese cities since January 2022 in relation to overseas parcels have had a direct impact on our operations in the short-term, including order cancellations, returns and a forty-eight-hour closure of our Shanghai warehouse and closures of certain partners’ stock points in Hong Kong. These measures also impacted consumer sentiment toward cross-border e-commerce in China, which, if it continues, could impact our business and financial results. In addition, delays in deliveries of merchandise due to production slowdowns or other distribution disruptions may impact our and our sellers’ inventory levels and seasonality of stock. If delivery services are delayed or shut down, our business could be negatively impacted. Further, as we continue to rely on third-parties to provide shipping services, changes in their operations due to the ongoing impacts of the COVID-19 pandemic, as well as fluctuations in the supply and demand for delivery services resulting from the COVID-19 pandemic have had an adverse impact on our results. During the COVID-19 pandemic demand for carrier capacity has increased which has resulted in increased costs for carrier services and operational difficulties that could decrease the quality of service provided to our consumers, including delays and lost packages. In addition, competition for carrier capacity may be exacerbated by a decreased number of flights due to government restrictions or impacts to the airline industry. These global supply chain challenges have had a negative effect on our business, results of operations and financial condition.

We are unable to accurately predict the ultimate impact on our operations that the COVID-19 pandemic will continue to have going forward, due to uncertainties that will be dictated by the length of time that such disruptions continue, which will, in turn, depend on the currently unknowable duration of the COVID-19 pandemic, the impact of government regulations that may be imposed in response to the pandemic, the efficiency and efficacy of vaccination programs and overall changes in consumer behavior. The uncertainty created by the COVID-19 pandemic, for example, could impact our ability to attract new enterprise solutions clients, who may prefer to rely on their existing e-commerce infrastructure during a period of uncertainty.

Furthermore, any global deterioration in economic conditions resulting from the COVID-19 pandemic could have an adverse impact on discretionary consumer spending and impact our business. A reduction in consumer spending or disposable income could affect us more significantly than companies in other industries and companies with a more diversified product offering due in part to the fact that luxury items are often discretionary purchases for consumers. In the past, governments have taken unprecedented actions in an attempt to address and rectify these extreme market and economic conditions by providing liquidity and stability to financial markets. If such actions or other economic measures are not successful or governments decrease or cease economic stimulus or support, the return of adverse economic conditions could have a negative effect on our business, results of operations and financial condition.

To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

Purchasers of luxury products may not choose to shop online, which would prevent us from growing our business.

Our success depends, in part, on our ability to attract additional consumers who have historically purchased luxury products through traditional retailers rather than online. The online market for luxury products is significantly less developed than the online market for other goods and services such as books, music, travel and other consumer products. If the online market for personal luxury goods does not gain widespread acceptance, our business may suffer. Furthermore, we may have to incur higher and more sustained advertising and promotional expenditures or offer more incentives than we currently anticipate in order to attract additional online consumers and convert them into purchasing consumers. Specific factors that could prevent consumers from purchasing luxury products from us include:

•	concerns about buying luxury products online without a physical storefront, face-to-face interaction with sales personnel and the ability to physically handle and examine products;
•	preference for a more personal experience when purchasing luxury products;
•	product offerings that do not reflect current consumer tastes and preferences;
•	preference for shopping mono-brand, rather than multi-brand;
•	pricing that does not meet consumer expectations;
•	delayed shipments or shipments of incorrect or damaged products;
•	inconvenience and costs associated with returning or exchanging items purchased online;
•	concerns about the security of online transactions and the privacy of personal information; and
•	usability, functionality and features of the Farfetch Marketplace.

We have seen the increased adoption of online channels by luxury consumers during the COVID-19 pandemic and the related heightened restrictions imposed by governments around the world. However, we cannot guarantee that this trend will continue or accelerate, including after the heightened restrictions associated with the COVID-19 pandemic are lifted; particularly if traditional brick-and-mortar stores become more attractive to consumers as restrictions are lifted. Further, if this change in consumer behavior represents a secular trend toward online purchases for luxury products by consumers, we cannot guarantee that we will continue to capitalize on this trend or that our competitors will not capitalize more successfully.

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

We cannot assure you that we will generate sufficient revenue to offset the cost of maintaining and growing our platform and business. Our revenue growth from $1,673.9 million for the fiscal year ended December 31, 2020, to $2,256.6 million for the fiscal year ended December 31, 2021 is not indicative of our future performance, and our revenue growth rate may decline in the future because of a variety of factors, including increased competition and the maturation of our business. We cannot guarantee that our revenue will continue to grow or will not decline. You should not consider our historical revenue growth or operating expenses as indicative of our future performance. If our revenue growth rate declines or our operating expenses exceed our expectations, our financial performance will be adversely affected.

Additionally, we also expect our costs to increase in future periods, which could negatively affect our future operating results and ability to achieve and sustain profitability. We expect to continue to expend substantial financial and other resources on acquiring and retaining consumers, our technology infrastructure, research and development, including investments in our research and development team and the development of new features, sales and marketing, international expansion, and general administration, including expenses, related to being a public company. These investments may not result in increased revenue or growth in our business. If we are unable to continue to earn revenue at a rate that exceeds the costs associated with our business, we will not be able to sustain profitability or generate positive cash flow on a sustained basis and our revenue growth rate may decline. If we fail to continue to grow our revenue and overall business, our business, results of operations, financial condition and prospects could be materially adversely affected.

We have experienced losses in the past, and we may experience losses in the future.

We experienced losses after tax of $3,315.6 million and $393.5 million in the years ended December 31, 2020 and 2019, respectively. Our ability to generate and sustain significant additional revenues and maintain after tax profitability will depend on, among other things, our ability to increase our levels of sales and attract consumers cost effectively, and the impact of the factors discussed elsewhere in this “Risk Factors” section, including impacts from the COVID-19 pandemic. We may experience significant losses after tax in the future, and we cannot assure you that we will sustain profitability in future periods. In addition, our level of profitability cannot be predicted and may vary significantly from period to period.

The luxury fashion industry can be volatile and difficult to predict.

As a global platform for luxury fashion, we are subject to variable industry conditions. Consumer demand can quickly change depending on many factors, including the behavior of both online and brick-and-mortar competitors, promotional activities of competitors, rapidly changing tastes and preferences, frequent introductions of new and innovative products and services, advances in technology and the internet, macroeconomic conditions impacting discretionary spending, especially in light of the COVID-19 pandemic, and other macroeconomic and geopolitical factors, many of which are beyond our control. For example, we have seen a change in consumer spending habits since the beginning of the COVID-19 pandemic, as consumers have been purchasing more items in lower price-point categories.

As another example, over the last few years the industry experienced a trend toward promotional activity. While we believe promotional activity by luxury retailers may decrease in 2022 as brands continue to become more disciplined and increasingly move towards an e-concession model, the impact of the COVID-19 pandemic may delay such a shift as omnichannel retailers seek to recover from the COVID-19-related heightened restrictions and store closures that occurred following the onset of the pandemic.

Promotional activity can have a material adverse effect on our results of operations, in particular on our gross margins and order contribution metrics, our prospects and our relationships with our luxury sellers. Alternatively, if we do not engage in promotional activity, in particular if we do not match competitors’ promotional activity, it may adversely impact consumer demand across our platform, which in turn may impact our overall market share capture and have a material adverse impact on our business, results of operations and prospects. We also may decide not to incentivize promotional activity by our retailers by not funding, by reducing our funding for, or by requiring our luxury sellers to fund in whole or part, promotional events on the Farfetch Marketplace, which could adversely impact our relationships with our luxury sellers. When the luxury retail market experiences increased promotional activity, we may not be successful in responding in a manner that does not also adversely impact our results of operations.

Changes in consumer demand or tastes may also impact our ability to deliver expected margins on inventory within our first-party and first-party original businesses. As a result of this constantly changing environment, our future business strategies, practices and results may not meet expectations or respond quickly enough to consumer demand, and we may face operational difficulties in adjusting to any changes in consumer demand. Any of these developments could harm our business, results of operations, financial condition and prospects.

We rely on a limited number of luxury sellers for the supply of products that we make available to consumers on the Farfetch Marketplace.

We rely on a limited number of luxury sellers for the supply of products available on the Farfetch Marketplace. In the year ended December 31, 2021, 11.6% of our Marketplace GMV was from our top ten retailers, excluding Browns, and 12.8% of our Marketplace GMV was from our top ten brand partners, excluding brands in the New Guards portfolio. We cannot guarantee that these luxury sellers will always choose to use the Farfetch Marketplace to sell their products. We also typically enter into one-year contracts with our luxury sellers, and there is no guarantee our luxury sellers will renew these contracts upon expiration, which currently automatically renew every year unless either party serves ninety days’ notice of termination for partners operating under our standard template. Other than Browns, Stadium Goods and the brands in the New Guards portfolio, we cannot control whether a luxury seller chooses to make any of its supply available on the Farfetch Marketplace, and brands may not appreciate our value proposition. Further, other entities may, on their own, take actions that adversely affect our business, such as creating their own marketplace that could directly compete with us. Additionally, our business may be adversely affected if our access to products is limited or delayed because of deterioration in our relationships with one or more of our luxury sellers, delays in deliveries of merchandise, including due to production slowdowns or other distribution disruptions related to the COVID-19 pandemic, changes to their supply cycles, reductions in new seasonal product, or if they choose to not sell their products with us for any other reason. For example, at its highest point in March 2020, more than 280 of our luxury sellers’ locations were fully or partially closed as a result of the COVID-19 pandemic, which resulted in some limited disruption to our supply chain. In addition, we saw production delays from the ongoing effects of the United Kingdom’s withdrawal from the European Union, and if such delays were to re-appear they could have an adverse effect on our results of operations. Moreover, if we fail to successfully retain current, as well as acquire new, luxury sellers on our platform, our business, results of operations, financial condition and prospects could be materially adversely affected.

Our efforts to acquire or retain consumers may not be successful, which could prevent us from maintaining or increasing our sales.

If we do not promote and sustain our brand and platform through marketing and other tools, we may fail to build and maintain the critical mass of consumers required to increase our sales. Promoting and positioning our brand and platform, as well as the Browns and Stadium Goods brands and the New Guards portfolio of brands, will depend largely on the success of our marketing efforts (including how we allocate resources among brand and direct marketing), our ability to understand and attract consumers cost effectively and our ability to consistently provide a high-quality product and user experience. In order to acquire and retain consumers, we have incurred and will continue to incur substantial expenses related to advertising and other marketing efforts, including investments in our ACCESS loyalty program. To the extent we are successful in retaining our existing customers, they may choose to purchase products with lower AOVs. Similarly, to the extent we are successful in acquiring new consumers, they may not be our most valuable consumers. We also may not be able to predict the behavior of new consumers as well as we do for existing consumers. We use promotions to drive sales, which may not be effective and may adversely affect our gross margins. Our investments in marketing may not effectively reach potential consumers and the spend of consumers that purchase from us may not yield the intended return on investment. Our ability to measure the effectiveness of our brand marketing remains relatively limited. Recent updates implemented by Apple in relation to the Identifier for Advertisers (“IDFA”) have adversely impacted our ability to target and measure the effectiveness of our new and existing consumer and retention marketing; and similar privacy measures by search engine and other companies could impact our ability to do so in the future. For example, in February 2022 Google announced plans to adopt new privacy restrictions to curtail tracking across apps on Android smartphones. In addition, the United States or other governments may take administrative, legislative, or regulatory action that could interfere with certain marketing efforts in particular jurisdictions. A failure of our marketing activities could also adversely affect our ability to attract new and maintain existing relationships with our consumers and our luxury sellers, which may have a material adverse effect on our business, results of operations, financial condition and prospects.

Luxury sellers set their own prices for the products they make available on our Marketplaces, which could affect our ability to respond to consumer preferences and trends.

We do not control the pricing strategies of our luxury sellers on our Marketplaces (other than for our Group entities, i.e., Browns, Stadium Goods first-party sales and the New Guards portfolio of brands when sold direct-to-consumer via our Marketplaces), which could affect our revenue and our ability to effectively compete with other distribution channels used by our luxury sellers, including e-commerce retailers and brick-and-mortar stores. Furthermore, luxury sellers’ pricing on our Marketplaces, including certain region-specific promotions, may adversely affect a consumer’s shopping experience, which may encourage them to shop through other online or offline retailers. Luxury sellers may determine that they can more competitively price their products through other distribution channels and may choose such other channels instead of listing products on our Marketplaces.

The global catalogue and competitive pricing of our partners are key features of the Farfetch Marketplace. However, when brands adopt selective distribution models that restrict the distribution of goods in certain geographies, and decide not to include Farfetch in the selective distribution network, such selective distribution may reduce the Farfetch Marketplace catalogue available to consumers in particular markets. The adoption by brands of selective distribution may therefore lead to reduced supply and lost sales in key markets, and could negatively affect our business, results of operation, financial condition and prospects.

Additionally, where permitted by law, luxury sellers often employ different pricing strategies based on the geographical location of consumers, which is accomplished online through geo-blocking that blocks a consumer’s ability to access certain websites based on geography. EU legislation, which took effect in December 2018, prohibits geo-blocking in the European Economic Area (“EEA”). As a result, consumers registered in the EEA can make purchases at the prices listed in different EEA geographies irrespective of their country of residence in Europe, which could adversely impact our business. In addition, the EU Platform-to-Business Regulation (Regulation (EU) 2019/1150) on promoting fairness and transparency for business users of online intermediation services entered into force on July 12, 2020. This regulation introduced a number of new obligations on marketplaces, including disclosing the main parameters they use to rank goods and services on their sites, any advantage they may give to their own products over others, access that marketplace users may have to data generated through their use of the service and dispute remedies. These obligations could adversely affect our business, results of operations, financial condition and prospects.

If our luxury sellers fail to anticipate, identify and respond quickly to new and changing fashion trends in consumer preferences, our business could be harmed.

The luxury apparel, footwear and accessories available on our Marketplaces are subject to rapidly changing fashion trends and constantly evolving consumer tastes and demands. Our success is dependent on the ability of our luxury sellers, including Browns, Stadium Goods and the New Guards portfolio of brands, to anticipate, identify and respond to the latest fashion trends and consumer demands and to translate such trends and demands into product offerings in a timely manner. The failure of our luxury sellers to anticipate, identify or react swiftly and appropriately to new and changing styles, trends or desired consumer preferences, to accurately anticipate and forecast demand for certain product offerings or to provide relevant and timely product offerings to list on our Marketplaces may lead to lower demand for merchandise on our Marketplaces, which could cause, among other things, declines in GMV sold through our Marketplaces. If our luxury sellers, including Browns, Stadium Goods and the New Guards portfolio of brands, are not able to accurately anticipate, identify, forecast, analyze or respond to changing fashion trends and consumer preferences, we may lose consumers and market share, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

In addition, New Guards’ success depends in large part on the brands in its portfolio being able to originate and define fashion product trends, as well as to anticipate, gauge, and react to changing consumer demands in a timely manner. Their products must appeal to consumers worldwide whose preferences cannot be predicted with certainty and are subject to rapid change, influenced by fashion trends and current economic conditions, among other factors. This issue is further compounded by the increasing use of digital and social media by consumers and the speed by which information and opinions are shared across the globe. We cannot assure that the brands in New Guards’ current or future portfolio will be able to continue to develop appealing styles or successfully meet constantly changing consumer demands in the future. In addition, we cannot assure that any new products or brands that we introduce will be successfully received by consumers. In particular, the majority of New Guards’ existing brands, including its largest brands, Off-White and Palm Angels, are currently focused on luxury streetwear and should consumer preferences for streetwear decline that could have a significant impact on our business. Failures of brands in the New Guards portfolio to anticipate, identify, and respond effectively to changing consumer demands and fashion trends could adversely affect retail and consumer acceptance of their products and leave us with a substantial amount of unsold inventory or missed opportunities. Conversely, if we underestimate consumer demand for these brands’ products or if manufacturers fail to supply quality products in a timely manner, we may experience inventory shortages. Any of these outcomes could have a material adverse effect on our business, results of operations, and financial condition.

Our software is highly complex and may contain undetected errors.

The software underlying our sites is highly complex and may contain undetected errors or vulnerabilities, some of which may only be discovered after the code has been released. We have in place a software engineering practice known as “continuous deployment,” meaning that we typically release software code multiple times per day. This practice may result in more frequent introduction of errors or vulnerabilities into the software underlying our sites. Any errors or vulnerabilities discovered in our code after release could result in damage to our reputation, loss of consumers, disruption to our operations, decline of net sales or liability for damages, any of which could adversely affect our business, financial condition, result of operations and prospects.

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

We also engage third-parties that store, process and transmit these types of information on our behalf. We rely on encryption and authentication technology licensed from third-parties in an effort to securely transmit confidential and sensitive information, including credit card numbers. Advances in computer capabilities, new technological discoveries or other developments may result in the whole or partial failure of this technology to protect transaction data or other confidential and sensitive information from being breached or compromised. In addition, e-commerce websites are often attacked through compromised credentials, including those obtained through phishing and credential stuffing. Our security measures, and those of our third-party service providers, may not detect or prevent all attempts to breach our or their systems, denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, ransomware attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in or transmitted by our or their websites, networks and systems or that we or such third-parties otherwise maintain, including payment card systems, which may subject us to fines or higher transaction fees or limit or terminate our access to certain payment methods. We and such-third parties may not anticipate or prevent all types of attacks until after they have already been launched. We may not be able to adjust our security measures fast enough to keep pace with the evolving nature of cybersecurity risks, which could negatively impact our operations. Techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our third-party service providers. In addition, security breaches can also occur as a result of non-technical issues, including intentional or inadvertent breaches by our employees or by third-parties. These risks may increase over time as we grow our business, including as a result of acquisitions, and as the complexity and number of technical systems and applications we use increases.

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

litigation, regulatory action and other potential liabilities. In the past, we have been the target of social engineering, phishing, malware and similar attacks and threats of denial-of-service attacks; and further attacks of this type in the future could have a material adverse effect on our operations. If any of these breaches of security should occur, our reputation and brand could be damaged, our business may suffer, we could be required to expend significant capital and other resources to alleviate problems caused by such breaches, and we could be exposed to a risk of loss, litigation or regulatory action and possible liability. In addition, with a subset of our employees, and employees of our third-party service providers, working from home as a result of the COVID-19 pandemic, our data and information technology infrastructure is subject to greater exposure than in an office environment, which carries an increased risk that our security measures or those of our third-party service providers could be compromised.  We cannot guarantee that recovery protocols and backup systems will be sufficient to prevent data loss. Actual or anticipated attacks may cause us to incur costs, including costs to deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants. In addition, any party who is able to illicitly obtain a consumer’s password could access the consumer’s transaction data or personal information, resulting in the perception that our systems are insecure.

Any compromise or breach of our security measures, or those of our third-party service providers, could violate applicable privacy, data protection, data security, network and information systems security and other laws and cause significant legal and financial exposure, adverse publicity and a loss of confidence in our security measures, which could have a material adverse effect on our business, results of operations, financial condition and prospects. We continue to devote significant resources to protect against security breaches and in the future we may need to address problems caused by breaches, including notifying affected subscribers and responding to any resulting litigation, which in turn, would divert resources from the growth and expansion of our business. Our insurance policies have coverage limits and may not be adequate to reimburse us for all losses caused by security or personal data breaches.

We may not succeed in promoting and sustaining our brand, which could have an adverse effect on our future growth, reputation, business and net sales.

A critical component of our future growth is our ability to promote and sustain our brand, which we believe can be achieved by providing a high-quality user experience. An important element of our brand promotion strategy is establishing a relationship of trust with our consumers. In order to provide a high-quality user experience, we have invested and intend to continue to invest substantial amounts of resources in the development and functionality of our platform, website, technology infrastructure, fulfilment and customer service operations. Our ability to provide a high-quality user experience is also highly dependent on external factors over which we may have little or no control, including, without limitation, the reliability and environmental, social, governance, operational, and commercial performance of our luxury sellers, suppliers, third-party warehousing providers and third-party carriers. If our consumers are dissatisfied with the quality of the products sold on our platform or the customer service they receive and their overall customer experience, or if we or our service providers cannot deliver products to our consumers in a timely manner or at all, or if our consumers are dissatisfied with the environmental, social, or governance performance of our luxury sellers, suppliers, third-party warehousing providers and third-party carriers, our consumers may stop purchasing products from us. In addition, failures by any of New Guards’ brands to provide consumers with high-quality products and high-quality customer experiences for any reason (including environmental, social and governance reasons) could substantially harm the reputation of that brand and the New Guards portfolio of brands more generally, which could have a material adverse effect on its business, results of operations, financial condition and prospects. We also rely on third-parties for information, including product characteristics and availability shown on the Farfetch Marketplace, that may be inaccurate.

Our failure to provide our consumers with high-quality products and high-quality user experiences for any reason (including environmental, social and governance reasons) could substantially harm our reputation and adversely impact our efforts to develop Farfetch as a trusted brand, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

Use of social media, emails and text messages may adversely impact our reputation or subject us to fines or other penalties.

We use social media, emails and text messages as part of our approach to marketing. As laws and regulations rapidly evolve to govern the use of these channels, a failure by us, our employees or third-parties acting at our direction to abide by applicable laws and regulations in the use of these channels could adversely affect our reputation or subject us to fines or other penalties. In addition, our employees, including employees of brands within the New Guards portfolio, or third-parties acting at our direction (including influencers) may knowingly or inadvertently make use of social media in ways that could lead to the loss or infringement of intellectual property, subject us to liability for illegal content as well as the public disclosure of proprietary, confidential or sensitive personal information about our business, employees, consumers or others. Any such inappropriate use of social media, emails and text messages could also cause damage to our reputation, the reputation of our businesses, including Browns, Stadium Goods and any of the brands in the New Guards portfolio, or the reputation of the designers or creative directors of New Guards’ brands.

Consumers value readily available information concerning retailers and their goods and services and often act on such information without further investigation and without regard to its accuracy. Our consumers may engage with us online through social media platforms, including Facebook, Instagram, Pinterest, TikTok and Twitter, by providing feedback and public commentary about all aspects of our business. Information concerning us or our luxury sellers, whether accurate or not, may be posted on social media platforms at any time and may have a disproportionately adverse impact on our brand, reputation or business; and the third-party services we use to monitor such postings that may be inaccurate or harmful to the reputation and perception of our brand may fail to sufficiently identify such posts. Such harm could be immediate without affording us an opportunity for redress or correction and have a material adverse effect on our business, results of operations, financial condition and prospects.

We rely on information technologies and systems to operate our business and maintain our competitiveness, and any failure to invest in and adapt to technological developments and industry trends could harm our business.

We depend on the use of sophisticated information technologies and systems, including technology and systems used for websites and apps, data analytics, customer service, supplier connectivity, communications, fraud detection, enterprise resource planning, inventory management, warehouse management and administration. As our operations grow in size, scope and complexity, we will need to continuously improve and upgrade our systems and infrastructure to offer an increasing number of consumer-enhanced services, features and functionalities, while maintaining and improving the reliability and integrity of our systems and infrastructure. In addition, with a subset of our employees continuing to work from home as a result of the COVID-19 pandemic, our information technologies and systems may be particularly strained.

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

Our brand, reputation and ability to attract and retain consumers depend upon the reliable performance of our network infrastructure and content delivery processes. We have experienced interruptions in these systems in the past, including server failures that temporarily slowed down or interfered with the performance of our websites and apps, or particular features of our websites and apps, and we may experience interruptions in the future, particularly in light of the COVID-19 pandemic. For example, in 2021 and the first quarter of 2022, there were a total of seventeen interruptions and outages on our website that ranged in time from two to approximately fifty minutes, in which our customers experienced difficulties involving, among others, the inability to use our payment systems, the unavailability of thousands of products and our product catalogue, and the inability to complete their checkout process. Interruptions in these systems, whether due to system failures, human input errors, computer viruses or physical or electronic break-ins and denial-of-service attacks on us, third-party vendors or communications infrastructure, could affect the availability of our services on our platform and prevent or inhibit the ability of consumers to access our websites and apps or complete purchases on our websites and apps. Volume of traffic and activity on our Marketplaces spikes on certain days, such as during a “Black Friday” promotion, and any interruption would be particularly problematic if it were to occur at such a high-volume time. Problems with the reliability of our systems could prevent us from earning revenue or commissions and could harm our reputation. Damage to our reputation, any resulting loss of consumer, retailer or brand confidence and the cost of remedying these problems could negatively affect our business, results of operations, financial condition and prospects.

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

We depend on third-parties to provide services in support of our website and fulfillment operations technology, and any failure on their part could lead to a disruption of our business. Problems faced by our third-party service providers with the telecommunications network providers with whom they contract or with the systems by which they allocate capacity among their users, including us, could adversely affect the experience of our consumers. Our third-party service providers could decide to close their facilities without adequate notice, including in response to government-mandated restrictions or for health and safety reasons. Any financial difficulties, such as bankruptcy or reorganization, faced by our third-party service providers or any of the service providers with whom they contract, may have negative effects on our business, the nature and extent of which are difficult to predict. If our third-party service providers are unable to keep up with our needs for capacity, particularly in light of increased usage during the COVID-19 pandemic, this could have an adverse effect on our business. Any errors, defects, disruptions or other performance problems with our services could harm our reputation and may have a material adverse effect on our business, results of operations, financial condition and prospects.

The rapid growth of our business may adversely impact our ability to successfully utilize our data and impact our sustained growth.

We employ a comprehensive approach to data analytics and data-led insights that helps guide our business strategy and operations. We utilize data collected through our digital platform, brand platform and in-store operations, including consumer data, to inform our approach to marketing, consumer targeting and expanding our reach. For example, we apply data science and machine learning technologies to facilitate the personalization of the consumer experience, use data insights to drive consumer acquisition, leverage data in support of our Luxury New

Retail strategy (including in relation to FPS and connected retail) and our media solutions business, and proprietary data logistic insights in our fulfillment services. However, the rapid growth of our business may negatively impact data design, organization and accessibility across our operations. If we are unable to adequately utilize our data in support of our operations due to growth-driven fragmentation or technical limitations, our ability to attract new consumers to our Marketplaces, retain existing consumers, and continue the advancement of online and offline integrations could be impaired. We will also need to adapt our approach to the design, organization and accessibility of data across our business to keep pace with our growth and technological developments and regulatory requirements. Any failure by us to adequately integrate such advancements in our approach to data management could harm our ability to leverage data, including consumer data, collected through our technology and our systems, which could have a negative effect on our business.

We may not be able to manage our growth effectively, and such growth may adversely affect our corporate culture.

We have consistently and significantly expanded our operations, including through the New Guards acquisition, Stadium Goods acquisition and our strategic partnership with Alibaba and Richemont; and anticipate expanding further as we pursue our growth strategies. Such expansion increases our complexity and places a significant burden on our management, operations, technical systems, financial resources and internal control over financial reporting functions. Our current and planned personnel, systems, procedures and controls may not be adequate to support and effectively manage our future operations, especially as we employ people in nineteen countries. We are currently in the process of transitioning our business, financial systems and operating model to a scale and organization that reflects the increased size, scope and complexity of our operations, and the process of migrating our legacy systems could disrupt our ways of working and ability to timely and accurately process information, which could adversely affect our results of operations and cause harm to our reputation. As a result, we may not be able to manage our expansion effectively.

Our culture is important to us, and we believe it has been a major competitive advantage and contributor to our success. We may have challenges maintaining our culture or adapting it sufficiently to meet the needs of our future and evolving operations as we continue to grow, in particular internationally and through acquisitions. This is heightened as we adapt to longer-term hybrid ways of working across all of our global offices. In addition, our ability to maintain our culture as a public company, and in a remote environment, with the attendant changes in policies, practices, corporate governance and management requirements may be challenging. Failure to maintain our culture in a high-growth organization could have a material adverse effect on our business, results of operations, financial condition and prospects.

We face significant competition in the global retail industry and may be unsuccessful in competing against current and future competitors.

The global retail industry is intensely competitive. Online retail, including on mobile devices and tablets, is rapidly evolving and is subject to changing technology, shifting consumer preferences and tastes, increased convergence with offline retail and frequent introductions of new products and services. We face competition from technology enablement companies, marketplaces, platforms, luxury sellers and enterprise solutions providers. Technology enablement companies are those that enable commerce, such as Shopify or Square, and white-label service providers that offer end-to-end solutions. Luxury sellers are typically either larger more established companies, such as luxury department stores, luxury brand stores or online retailers, or multichannel players that are independent retailers operating brick-and-mortar stores (most notably those with an online presence), and these luxury sellers may have longer operating histories, greater brand recognition, existing consumer and supplier relationships and significantly greater financial, marketing and other resources. Additionally, larger competitors seeking to establish an online presence in luxury fashion may be able to devote substantially more resources to website systems development and exert more leverage over the supply chain for luxury products than we can. For example, in 2020 Amazon.com, Inc. launched “Amazon Luxury Stores.” Larger competitors may also be better capitalized to opportunistically acquire, invest in or partner with other domestic and international businesses. Such opportunistic acquisitions and investments may accelerate in an economic downturn. We believe that companies with a combination of technical expertise, brand recognition, financial resources and e-commerce experience also pose a significant threat of developing competing luxury fashion distribution technologies. In particular, if known incumbents in the e-commerce space choose to offer competing services, they may devote greater resources than we have available, have a more accelerated timeframe for deployment and leverage their existing user base and proprietary technologies to provide services or a user experience that our consumers may view as superior. We also compete with regionally focused luxury e-commerce companies who may have a competitive advantage because of their greater understanding of, and focus on, the local customer, as well as their established local brands.

The trend toward the online adoption of e-commerce platforms by consumers, including in the luxury sector, could increase competition as retailers and brands that have not typically participated in e-commerce may establish an online presence, particularly in light of the COVID-19 pandemic. For example, we have seen over the past year a number of luxury e-commerce players shift, or announce plans to shift, from a wholesale model to a hybrid wholesale and marketplace model; and have seen brands increasingly focus on prioritizing their own online channels. This may create new competitors or increase pressure from our existing competitors.

Online retail companies and marketplaces, including emerging startups, and other new entrants, may be able to innovate and provide products and services faster than we can, and they may be willing to price their products and services more aggressively in order to gain market share. Additionally, competitors may rely on markdowns or promotional sales to dispose of excess inventory, which could put pressure on us to follow suit, which could have an adverse effect on our gross margins and results of operations. As luxury products are often discretionary purchases for consumers, a reduction in consumer spending or disposable income resulting from the COVID-19 pandemic may affect us more significantly than competitors with a more diversified product offering. In addition, traditional brick-and-mortar based retailers offer consumers the ability to handle and examine products in person and may offer a more convenient means of returning and exchanging purchased products, and are increasingly benefitting from the implementation of new technologies in-store and from their online presences.

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

We collect personal data and other data from our consumers and prospective consumers for a number of purposes. We use this information to provide services and relevant products to our consumers, to support, expand and improve our business, and to tailor our marketing and advertising efforts. We store, handle, and process personal data on our own information systems, as well as through arrangements with third-parties and service providers. As a result, we are subject to governmental regulation and other legal obligations related to the protection of personal data, privacy and information security in certain countries where we do business and there has been, and will continue to be, a significant increase globally in such laws that govern, restrict or affect the collection, storage, sharing or use of data collected from or about individuals and their devices. Existing and future laws and regulations, or the inconsistent enforcement of such laws and regulations, including with regard to data localization requirements, could impede the growth of e-commerce or online marketplaces and negatively impact our business and operations. Moreover, any non-compliance with privacy, data protection or information security laws could result in proceedings against us by one or more data protection authorities, other public authorities, third-parties, or individuals.

In Europe, where we have significant business operations, the data privacy and information security regime has been through a significant change and continues to evolve. The collection and processing of personal data is subject to increasing regulatory scrutiny in the European Union and the United Kingdom. The EU General Data Protection Regulation (“GDPR”) and the UK data protection regime (“UK GDPR”) have stringent operational requirements for companies, including retailers, regarding information practices, such as expanded disclosures to consumers about how we collect and process their personal data, increased controls on profiling consumers and increased rights for consumers to access, control and delete their personal data. Recent case law has also increased requirements in relation to international transfers of personal data. In addition, there are mandatory data breach notification requirements and significantly increased penalties for non-compliance with each regime. Since January 1, 2021 (when the transitional period following the United Kingdom’s withdrawal from the European Union expired), we have been required to comply with GDPR and the UK GDPR. Each regime has the ability to fine us up to the greater of €20 million (£17.5 million) or 4% of global turnover for non-compliance.

Transfers of personal data from the European Union to the United Kingdom are permitted on the basis of an adequacy decision from the European Union, although this decision is subject to a time limit of four years (“Sunset Clause”) and requires that UK legislative developments do not cause the UK GDPR to deviate from certain protections under the GDPR. The UK government has recently closed a consultation on the simplification of the UK GDPR, and if certain of the proposed measures are adopted into UK law, it is not clear whether those measures would constitute a deviation that would impact the adequacy decision. In the event that the adequacy decision is withdrawn or the Sunset Clause is enforced, the United Kingdom will be considered a third country and we will be required to implement additional safeguards for personal data transfers from the European Union to the United Kingdom, which could lead to additional costs and increase our overall risk exposure.

The UK 2018 Network and Information Systems Regulations apply to us as an online marketplace and place additional network and information systems security obligations on us, as well as mandatory security incident notifications in certain circumstances with penalties of up to £17 million. Additionally, the EU Directive on Network and Information Systems also applies to us and requires us, as a digital service provider offering services in the EEA but with headquarters outside of the EEA, to appoint a representative in one of the EEA member states where services are offered. This regulation could lead to additional regulatory exposure and compliance costs.

In recent years, U.S. and EU lawmakers and regulators have expressed concern over the use of third-party cookies and similar technologies for online behavioral advertising, and laws and regulations in this area are also under reform. In the European Union, regulators are increasingly focusing on compliance with requirements in the online behavioral advertising ecosystem, and current national laws that implement the existing ePrivacy Directive will be replaced by an EU regulation known as the ePrivacy Regulation which will significantly increase fines for non-compliance. In the European Union and United Kingdom, informed consent is required for the placement of a cookie on a user’s device and for direct electronic marketing. The GDPR and UK GDPR impose conditions on obtaining valid consent, such as a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology. While the ePrivacy Regulation is still under development, recent European court decisions and regulators’ recent guidance are driving increased attention to cookies and tracking technologies and we are beginning to see regulatory enforcement actions. Changes to how we use cookies and related technology could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. Regulation of cookies and similar technologies may lead to broader restrictions on our marketing and personalization activities and may negatively impact our efforts to understand users’ online shopping and other relevant online behaviors, as well as the effectiveness of our marketing and our business generally. The advertising technology ecosystem may not be able to adapt to the legal changes around the use of tracking technologies, which may have a negative effect on businesses, including ours, that collect and use online user information for consumer acquisition and marketing. Any decline of cookies or other online tracking technologies as a means to identify and target potential purchasers may increase the cost of operating our business and lead to a decline in revenues. In addition, uncertainties about the legality of cookies and other tracking technologies may lead to regulatory scrutiny and increase potential civil liability under data protection or consumer protection laws. In response to marketplace concerns about the use of third-party cookies and web beacons to track user behaviors, providers of major browsers have included features that allow users to limit the collection of certain data generally or from specified websites, and the draft ePrivacy Regulation also advocates the development of browsers that block cookies by default. These developments and other privacy-oriented software changes by operating systems or other third-parties, such as Apple’s app tracking transparency feature, have impaired our ability to collect user information, including personal data and usage information, that helps us provide more targeted advertising to our current and prospective consumers, and could adversely affect our business, in light of our use of cookies and similar technologies to target our marketing and personalize the customer experience.

In the United States, which is also a significant market for our goods and services, federal and state governments have adopted or are considering, laws, guidelines or rules for the collection, distribution, use and storage of information collected from or about consumers or their devices. For example, California has enacted the California Consumer Privacy Act (“CCPA”) which went into effect on January 1, 2020. The law imposes new requirements on companies doing business in California and meeting other size or scale criteria for collecting or using information collected from or about California residents, affords California residents the ability to opt out of certain disclosures of personal information, and grants non-absolute rights to access or request deletion of personal information, subject to verification and certain exceptions. In response to the CCPA, we have reviewed and amended our information practices involving California consumers, as well as our use of service providers or interactions with other parties to whom we disclose personal information. We have updated our privacy disclosures to comply with the law, including as these requirements pertain to our California-based workforce. We are monitoring the CCPA implementing regulations, as they are continually being updated by the office of the California Attorney General. It also remains unclear how the statute or rules will be interpreted. Additionally, a recent California ballot initiative, the California Privacy Rights Act (“CPRA”), imposes additional data protection obligations on companies doing business in California, including additional consumer rights processes and opt-outs for certain uses of sensitive data and sharing of personal data starting in January 2022, with most provisions not coming into effect until January 2023. As voted into law by California residents in November 2020, the CPRA could have an adverse effect on our business, results of operations, and financial condition.

The effects of the CCPA and CPRA are potentially significant and may require us to modify our data collection or processing practices and policies, incur substantial costs and expenses in an effort to comply and increase our potential exposure to regulatory enforcement or litigation. Other U.S. states are considering enacting stricter data privacy laws. For example, on March 2, 2021, the Governor of Virginia signed into law the Virginia Consumer Data Protection Act (“VCDPA”). The VCDPA creates consumer rights, similar to the CCPA, but also imposes security and assessment requirements for businesses. In addition, on July 7, 2021, Colorado enacted the Colorado Privacy Act (“COPA”). The COPA closely resembles the VCDPA, and will be enforced by the respective states’ attorney generals and district attorneys, although the two differ in many ways; once they become enforceable in 2023, we would be required to comply with each if our operations fall within the scope of these newly enacted comprehensive mandates. Similar laws have been proposed in other states and at the federal level, reflecting a trend toward more stringent privacy legislation in the United States. The enactment of such laws could have potentially conflicting requirements that could make compliance with such laws challenging.

In the People’s Republic of China (the “PRC,” for the purposes hereof excluding Hong Kong, Macau and Taiwan), data security has become one of the fastest growing areas for new legislation reflecting the evolving e-commerce industry. The Standing Committee of the National People’s Congress (“SCNPC”) of the PRC promulgated the Data Security Law (“Data Security Law”), which became effective on September 1, 2021. The primary purpose of the Data Security Law is to regulate data activities, safeguard data security, promote data development and usage, protect individuals and entities’ legitimate rights and interests, and safeguard state sovereignty, state security and development interests. The Data Security Law applies extraterritorially, and to a broad range of activities that involve “data” (not only personal or sensitive data). Under the Data Security Law, entities and individuals carrying out data activities must abide by various data security obligations. For example, the Data Security Law proposes to classify and protect data based on the importance of such data to the state’s economic development, as well as the degree of harm it would cause to national security, public interests, or legitimate rights and interests of individuals or organizations if such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protective measures is required to be taken for each respective class of data. The Data Security Law also requires important data to be stored locally in the PRC. Such important data may only be transferred outside of the PRC subject to compliance with certain data transfer restrictions, such as passing a security assessment organized by the relevant authorities.

Additionally, on August 20, 2021, the SCNPC promulgated the Personal Information Protection Law (“PIPL”), which became effective on November 1, 2021. Notably, the PIPL, as with the GDPR, applies extraterritorially. The PIPL clarifies the scope and application of the definitions of personal information and sensitive personal information (which includes medical and health information), the legality of personal information processing and the basic requirements of notice and consent, among other things. The PIPL also sets out data localization requirements for critical information infrastructure operators and personal information processors who process personal information above a certain threshold prescribed by the relevant authorities. The PIPL includes a list of rules which must be complied with prior to the transfer of personal information outside of the PRC, such as compliance with a security assessment, certification by an agency designated by the relevant authorities, or entering into standard form model contracts approved by the relevant authorities with the overseas recipient. Failure to comply with the PIPL can result in fines of up to renminbi (“RMB”) fifty million or 5% of the prior year’s total annual revenue.

In addition, the government agencies of the PRC promulgated several regulations or released a number of draft regulations for public comment which are designed to provide further implementation guidance in accordance with the aforementioned laws. For example, on October 29, 2021, the Cyberspace Administration of China (“CAC”), the central internet regulator, issued draft Measures for the Security Assessment of Outbound Data (the “Draft Measures”) soliciting public comments by November 28, 2021. The Draft Measures remain under legislative review and may be subject to further revisions before being officially enacted. Once the Draft Measures are finalized and implemented, data processors in the PRC will be required to conduct a self-risk assessment to evaluate the risks of cross-border data transfer. In addition, we will be subject to the security assessment and approval by CAC with respect to cross-border data transfer, as we are deemed a “massive volume data processor” pursuant to the Draft Measures due to our processing of personal information of more than one million people in the PRC.

The evolving data security landscape and potential for heightened government enforcement actions could lead to compliance risks and increased costs in our operation of Farfetch China in the PRC. Failure to comply with such requirements may adversely affect our business and operations in the PRC region.

In Brazil, the Brazilian General Data Protection Law (Law No. 13,709/2018) (“LGPD”) that became effective on September 18, 2020, (with sanctions applying only after August 1, 2021) implemented operational requirements for the processing of personal data in Brazil. The LGPD’s requirements are substantially similar to GDPR and we have undertaken similar compliance efforts regarding our Brazilian consumers and employee data, potentially requiring us to incur substantial costs and expenses and exposing us to increased risks associated with non-compliance.

Beyond the aforementioned data protection laws, individual jurisdictions continue to pass laws related to data protection, such as data privacy and data breach notification laws, resulting in a diverse set of requirements across states, countries and regions. The complexity of navigating these varying data protection laws is particularly acute for our business due to our global reach; the Farfetch Marketplace connects consumers in over 190 countries and territories with items from more than fifty countries. In addition, the legal landscape relating to the transfer of personal data continues to evolve and remains uncertain in many jurisdictions. Many data protection regimes apply based on where the consumer is located, and as we expand and new laws are enacted or existing laws change, we may be subject to new laws, regulations or standards or new interpretations of existing laws, regulations or standards, including those in the areas of data security, data privacy and regulation of email providers and those that require localization of certain data (such as in Russia, where we have already undertaken localization), which could require us to incur additional costs and restrict our business operations.

Failures or perceived failures by us (including our acquired businesses which must be integrated into our privacy framework) to comply with rapidly evolving privacy or security laws such as those in the PRC, policies (including our own stated privacy policies), legal obligations or industry standards or any security incident that results in the unauthorized release or transfer of personally identifiable information or other personal or consumer data may result in governmental enforcement actions, litigation (including consumer class actions), fines and penalties or adverse publicity and could cause our consumers to lose trust in us, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

We rely on our luxury sellers, suppliers, third-party warehousing providers, third-party carriers and transportation providers as part of our fulfilment process, and these third-parties may fail to adequately serve our consumers.

We significantly rely on our luxury sellers to properly and promptly prepare products ordered by our consumers for shipment. These suppliers may have a reduced ability to prepare and ship products due to government mandates, heightened restrictions or reduced capacity to protect the health and safety of their workers. Failures by these suppliers to timely prepare such products for shipment to our consumers would have an adverse effect on the fulfilment of consumer orders, which could negatively affect the customer experience and harm our business and results of operations.

We rely on third-party warehousing providers to receive, store, pack and ship merchandise. We also rely upon third-party carriers and transportation providers for substantially all of our merchandise shipments, including shipments of items from our luxury sellers and warehouses to our production facilities for processing, shipments returning these items to our luxury sellers and shipments to our consumers after purchase. Failures of our third-party providers to meet the service levels expected by our consumers, including as a result of any closures, shutdowns, bankruptcies, disruptions and/or delays related to the COVID-19 pandemic, or to deliver merchandise in optimal condition, could negatively impact the customer experience, our brand and our business.

Our shipments are subject to additional risks that could increase our distribution costs, including without limitation cost inflation, rising fuel costs, supply chain delays, labor shortages at transportation providers and warehouses, the impact of the COVID-19 pandemic, the United Kingdom’s withdrawal from the European Union, events such as employee strikes and inclement weather, events related to political instability, including, for example, in connection with the conflict between Russia and Ukraine, or threatened or actual acts of terrorism and security concerns, any of which may impact a third-party’s ability to provide delivery services that adequately meet our needs. If we needed to change transportation providers, we could face logistical difficulties that could adversely impact deliveries, incur costs and expend resources in connection with such change, and such change could divert the time and attention of management and technology personnel to implement. Moreover, we may not be able to obtain terms as favorable as those received from the independent third-party transportation providers we currently use, which would increase our costs. Our third-party carriers and transportation providers may face increased volumes as a result of increased online adoption stemming from the COVID-19 pandemic or a secular shift from offline to online consumer activity across industries, which, in turn, could cause a decrease in their service levels or result in an increase in their prices. If we are unable to negotiate acceptable pricing and other terms with these entities, if they significantly increase their shipping charges or if they experience performance problems, including as a result of the COVID-19 pandemic or the conflict between Russia and Ukraine, or other difficulties, it could negatively impact our results of operations and our customer experience. Increases in shipping costs or other significant shipping difficulties or disruptions or any failure by our retailers, brands or third-party carriers to deliver high-quality products to our consumers in a timely manner or to otherwise adequately serve our consumers could damage our reputation and brand and may substantially harm our business. In addition, if our merchandise is not delivered in a timely fashion or is damaged or lost during the delivery process as a result of a deterioration of such third-party services, it could result in our consumers becoming dissatisfied and choosing not to shop on our sites and our relationships with our payment providers and other third-party providers could be negatively impacted, which could have a material adverse effect on our financial condition, results of operations and prospects.

We rely on third-parties to drive traffic to our website, and these providers may change their search engine algorithms or pricing in ways that could negatively affect our business, results of operations, financial condition and prospects.

Our success depends on our ability to attract consumers cost effectively. With respect to our marketing channels, we rely heavily on relationships with providers of online services, search engines, social media, directories and other websites and e-commerce businesses to provide content, advertising banners and other links that direct consumers to our websites. We rely on these relationships to provide significant sources of traffic to our websites. In particular, we rely on search engines, such as Google, Bing and Yahoo! and the major mobile app stores and social platforms, as important marketing channels. Search engine companies change their natural search engine algorithms periodically, and our ranking in natural searches may be adversely affected by those changes, as has occurred from time to time. Search engine companies may also determine that we are not in compliance with their guidelines and consequently penalize us in their algorithms as a result. If search engines change or penalize us with their algorithms, terms of service, display and featuring of search results, or if competition increases for advertisements, as it did in 2021, we may incur increased costs to drive consumers to our websites and apps.

Our relationships with our marketing providers are not long-term in nature and do not require any specific performance commitments. In addition, many of the parties with whom we have online advertising arrangements provide advertising services to other companies, including retailers with whom we compete. As competition for online advertising continues to increase, the cost for some of these services may also continue to do so. A significant increase in the cost of the marketing providers upon which we rely could adversely impact our ability to attract consumers cost effectively and harm our business, results of operations, financial condition and prospects. Changes to privacy regulations, and actions by providers with regard to privacy (including GDPR, UK GDPR, CCPA and changes to Apple’s application tracking transparency framework and IDFA) may impact our ability to attract customers cost effectively and grow transaction volume from existing customers.

Our failure to address the operational, compliance and regulatory risks associated with payment methods could damage our reputation and brand and may cause our business and results of operations to suffer.

Under current credit card practices, we are liable for fraudulent activity on the majority of our credit and debit card transactions because we do not obtain a cardholder’s signature nor use strong authentication (such as Verified by Visa) on all transactions. We are also exposed to financial crime risk and employ certain measures to identify and mitigate this risk, including utilizing third-party tools and services. We do not currently carry insurance against this risk. We face the risk of significant losses from this type of fraudulent activity or financial crime as our net sales increase and as we continue to expand globally. Our failure to adequately mitigate this risk could damage our reputation and brand and substantially harm our business, results of operations, financial condition, prospects and our ability to accept payments.

We also accept payment for many of our sales through credit and debit card transactions, which are handled through third-party payment processors. As a result, we are subject to a number of risks related to credit and debit card payments, including that we, and the luxury sellers with whom we partner, pay interchange and other fees, which may increase over time and could require us or our luxury sellers to either increase the prices we charge for our products or absorb an increase in our costs and expenses. For example, in 2021 a fee introduced by Visa that applies specifically to marketplaces was applied to us, and other payment processors may do the same in the future. Our utilization of such payment processing tools may be impacted by factors outside of our control, including disruptions in the payment processing industry generally.

The United States or other governments may also take administrative, legislative, or regulatory action that could materially interfere with our ability to offer certain payment methods or to conduct our business in particular jurisdictions. We cannot predict what actions the United States or other governments, including China, may take, or what restrictions these governments may impose, that will affect our ability to process payments or to conduct our business in particular jurisdictions. Further, we may become subject to changing payment regulations and requirements that could potentially affect the compliance of our current payment processes and increase the operational costs we incur to support payments. Global laws and regulations that govern payment methods are complex and subject to change; and we may be required to expend considerable time and effort to determine if such laws and regulations apply to our business. Any noncompliance by us in relation to such laws and regulations, or any alleged noncompliance, could result in reputational damage, litigation, increased costs or liabilities, or require us to stop offering payment services in certain markets.

In addition, as part of the payment processing process, our consumers’ credit and debit card information is transmitted to our third-party payment processors. We may also be subject to lawsuits or other proceedings for purportedly fraudulent transactions arising out of the actual or alleged theft of our consumers’ credit or debit card information if the security of our third-party credit card payment processors is breached. We and our third-party credit card payment processors are also subject to payment card association operating rules, certification and classification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply without incurring higher fees, diverting resources to regulatory compliance or making changes to our business model. If we or our third-party credit card payment processors fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our consumers in addition to the consequences that could arise from such action or inaction for violating applicable privacy, data protection, data security and other laws as outlined above, which could have an adverse impact on our business, results of operations, financial condition and prospects.

We depend on highly skilled personnel, including senior management and our technology professionals, and if we are unable to retain or motivate key personnel or hire, retain and motivate qualified personnel, our business could be harmed.

We believe our success has depended, and our future success depends, on the efforts and talents of our senior leadership, particularly José Neves, our founder and Chief Executive Officer, and all of our highly skilled team members, including our executive team and business unit leaders. Our future success depends on our continuing ability to attract, develop, motivate and retain highly-qualified and skilled employees. Our ability to do so can be impacted by a number of factors. For example, our ways of working in an increasingly remote and mobile landscape, our compensation benchmarks relative to our competitors and the impact of the volatility of our share price on our equity compensation offering may impact the attractiveness of joining our team.

In particular, our data specialists, software engineers and technology professionals are key to designing, maintaining and improving the code and algorithms necessary to our business. In addition, members of our Private Client team have a niche skill-set and cater to some of our most important and highest spending consumers. If members of our Farfetch Private Client team leave Farfetch, they could be difficult to replace, and such departures could impact the ability of Farfetch to retain consumers associated with such Farfetch Private Client team member.

The New Guards management team is responsible for discovering and developing the brands in the New Guards portfolio and we will continue to rely on their expertise to drive the expansion of the portfolio. Certain designers and creators are critical to the success of the brands within the New Guards portfolio and their departure could have a significant impact on the creative direction of the relevant brand which could have a significant impact on such brand and New Guards’ business.

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

Our business and financial performance could be adversely affected by unfavorable changes in, or interpretations of, existing laws, rules and regulations or the promulgation of new laws, rules and regulations applicable to us and our businesses, including those relating to online intermediation services providers, internet and e-commerce, including those against geo-blocking and other geographically based restrictions, internet advertising and price display, consumer protection, anti-corruption, antitrust and competition, foreign investment, economic and trade sanctions, tax, banking, data security, network and information systems security, data protection and privacy, platform regulation, including the regulation of providing goods online, marketplace liability for counterfeit or damaged goods and any litigation resulting therefrom. As a result, regulatory authorities or state and supranational bodies with relevant powers, including courts, could prevent or temporarily suspend us from carrying on some or all of our activities or otherwise penalize us if our practices were found not to comply with applicable regulatory or licensing requirements or any binding interpretation of such requirements. Regulatory reform of the wider digital sector (including online marketplaces) is increasing the compliance burden on how online marketplaces can operate and provide services to their business users and customers in the European Union, the United States, China and beyond. These various laws, regulations and rules, depending on their final scope when passed, could adversely affect our business, results of operations, financial condition and prospects. Unfavorable new requirements and regulatory burdens as well as changes or new interpretations of existing laws could decrease demand for our products and services, limit our ability to expand our product and service offerings, limit marketing methods and capabilities, affect our margins, increase costs or subject us to additional liabilities or affect our ability to deliver our growth strategy.

There are, and will likely continue to be, an increasing number of laws and regulations pertaining to the internet, e-commerce and the regulation of online platforms that may relate to liability for information retrieved from or transmitted over the internet, display of certain taxes and fees, online editorial and consumer-generated content, user privacy, data security, network and information systems security, behavioral targeting and online advertising, taxation, liability for third-party activities and the quality of services. For example, we are required to implement an additional level of consumer authentication for certain transactions involving parties in the European Union completed on our Marketplaces under an aspect of the EU Revised Payment Service Directive, which had a deadline of December 31, 2020, subject to applicable grace periods and ramp-up periods permitted by regulatory authorities. This additional authentication may deter consumers from completing transactions online, which may affect our business. Furthermore, the growth and development of e-commerce is prompting calls for more stringent consumer protection laws and more aggressive enforcement efforts, which may impose additional burdens on online businesses generally. As we expand our offering, including in respect of highly regulated product categories such as kidswear and beauty, we expect the compliance burden to increase, and the risk of claims, lawsuits, government investigations, and other proceedings in respect of product compliance or safety may do the same. Additionally, changes in government trade policy, including the imposition of tariffs, export restrictions, or other limitations on commerce, may adversely and materially affect our ability to offer certain payment methods or to conduct our business in particular jurisdictions.

Likewise, the United States, European Union, United Kingdom and other competent regulatory authorities, including in the case of the United States, the SEC, the U.S. Department of Justice, the U.S. Treasury Department’s Office of Foreign Assets Control and the U.S. Department of State continue to enforce economic and trade regulations and anti-corruption laws, as applicable, across industries. U.S. economic and trade sanctions relate to transactions with designated countries and territories, which currently include Cuba, Iran, North Korea, Syria, the so-called Donetsk People’s Republic and Luhansk People’s Republic regions of Ukraine and the Crimea region of Ukraine, as well as specially-targeted individuals and entities that are identified on U.S. and other government blacklists, and those 50% or more owned, individually or in the aggregate, by them or those acting on their behalf. EU and UK sanctions prohibit the export of luxury goods (including apparel over stated values) to certain countries, including Syria and North Korea, and transactions with designated persons and entities identified on EU and UK lists of asset freeze targets and entities majority-owned or controlled by any such designated persons. Anti-corruption laws, including the U.S. Foreign Corrupt Practices Act (“FCPA”) and the UK Bribery Act (“Bribery Act”), generally prohibit direct or indirect corrupt payments to government officials (and, under certain laws, to private persons) to obtain or retain business or an improper business advantage. Some of our international operations are conducted in parts of the world where it is more common to engage in business practices that may be prohibited by these laws. Moreover, in the future additional U.S., EU and UK trade and economic sanctions or regulations, enacted due to geopolitics or otherwise, and any counter-sanctions enacted by such sanctioned countries, could restrict our ability to operate or to generate or collect revenue in certain other countries, such as Russia, which could adversely affect our business. In particular, in relation to Russia, which accounted for 6% of GMV in the year ended December 31, 2021, recent sanctions are expected to significantly impact the Company’s operations in this and the wider CIS region.

The policies and procedures we have in place which are designed to promote compliance with laws and regulations and which we review and update as we expand our operations in existing and new jurisdictions, as well as new product categories, may not prevent our employees, partners, or agents from taking actions in contravention of our policies and procedures and may result in a violation of applicable laws or regulations. As regulations continue to develop and evolve, and, as we expand into new jurisdictions, we may be subject to multiple overlapping legal or regulatory regimes, the scope of which are regularly changing, subject to uncertain and differing interpretations and may impose conflicting requirements. We cannot guarantee that our policies and procedures will ensure compliance at all times with all applicable laws or regulations. In the event our controls should fail, or we are found to be not in compliance for other reasons, we could be subject to monetary damages, substantial civil and criminal monetary penalties, withdrawal of business licenses or permits, litigation, investigation costs and expenses and damage to our reputation and the value of our brand.

As we expand our operations in existing and new jurisdictions internationally, we will need to increase the scope of our compliance programs to adequately address risks relating to applicable economic and trade sanctions, the FCPA, the Bribery Act and other anti-bribery and anti-corruption laws and consumer protection and product safety laws. Further, the promulgation of new laws, rules and regulations, or the new interpretation of existing laws, rules and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which we or our luxury sellers conduct business, could require us to change certain aspects of our business, operations and commercial relationships to ensure compliance, which could decrease demand for services, reduce revenue, increase costs or subject us to additional liabilities.

The increasing impact of and focus on environmental, social and governance (“ESG”) matters could increase our costs, harm our reputation and adversely affect our financial results.

There has been an increased focus, including by consumers, investors, employees and other stakeholders, as well as by governmental and non-governmental organizations, on ESG matters generally (including climate change, diversity and inclusion and responsible sourcing) and with regard to the fashion industry specifically. From time to time, we announce certain initiatives, including goals, regarding our ESG focus areas, which include matters such as responsible sourcing and marketing, social investments and inclusion and diversity. Any failure or perceived failure by us to meet our commitments, or perception that our targets are insufficient, with regard to ESG matters could negatively affect our brand, the demand for our products, and, therefore, our financial condition and prospects. Our reputation could be damaged if we, our suppliers, and other parties in our supply chain do not (or are perceived not to) act responsibly regarding ESG standards or if we fail to appropriately respond to concerns raised by our consumers, investors and other stakeholders, which could have a material adverse effect on our business, financial condition, access to capital and results of operations. The costs to achieve our ESG goals, the increased costs in our supply chain in relation to ensuring the ESG performance of our suppliers, and the costs or potential impact from business decisions informed by ESG matters could have a material adverse effect on our business and financial condition; and we may decide to pursue less cost-efficient production, packaging or other operational elements of our business to ensure we are meeting our sustainability objectives. In addition, we and our suppliers may face increased costs arising from the physical effects of climate change and diminishing energy and water resources. Further, standards regarding ESG matters could develop and become more onerous both for us and the parties in our supply chain, which could result in additional costs that have a material adverse effect on our business and financial condition.

In addition, regulatory and consumer attention to responsible sourcing has placed an increased focus on supply chain integrity. We expect our suppliers to meet our standards, including those outlined in our Modern Slavery Statement, Vendor Code of Conduct and Ethical Sourcing Policy; however, we cannot guarantee their compliance. Increased global scrutiny and regulatory action may result in additional diligence and other requirements related to the integrity of our supply chain. Such requirements may be burdensome or costly to comply with and may impact the production strategy for our first-party original merchandise. The dispersed nature of our Marketplace model will make monitoring supplier compliance with regulatory or Farfetch standards more complex. As regulations continue to develop and evolve in this area, and as we expand into new jurisdictions or categories, we may be subject to new regulatory regimes related to supply chain integrity, the scope of which are regularly changing, subject to uncertain and differing interpretations and may impose conflicting requirements. Challenges in complying with such regulations and the failure to implement robust diligence processes may result in reputational damage, business interruption, loss of trust in our brand or other ESG efforts and have a material adverse impact on our business and financial condition.

The adoption of new ESG-related regulations applicable to our business, or pressure from key stakeholders to comply with additional voluntary ESG-related initiatives or frameworks, could require us to make substantial investments in ESG matters, which could impact the results of our operations. Decisions or related investments in this regard could affect consumer perceptions regarding our brand. Furthermore, if our competitors’ ESG performance is perceived to be better than ours, potential or current investors may elect to invest with our competitors instead, which could have a material adverse effect on our business and financial condition.

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

Our consumers in certain countries, such as China and Russia, are also subject to limitations and regulations governing the import of luxury goods. In addition, we face risks associated with trade protection laws, policies and measures and other regulatory requirements affecting trade and investment, including the loss or modification of exemptions for taxes and tariffs, the imposition of new tariffs and duties and import and export licensing requirements in the countries in which we operate. For example, the United Kingdom’s exit from the European Union has resulted in, and may result in additional, restrictions, regulations or other non-tariff barriers to trade as a result, in part, of a divergence in the United Kingdom and the European Union’s respective regulatory regimes, in each case concerning our cross-border operations between the United Kingdom and European Union. In addition, any imposition of tariffs by the United States or European Union could result in the adoption of tariffs or trade restrictions by other countries, which could affect the movement of our goods, or potentially lead to a global trade war. Our failure to comply with import or export rules and restrictions or to properly classify items under tariff regulations and pay the appropriate duties could expose us to fines and penalties. If these laws or regulations were to change or were violated by our management, employees, or our luxury sellers, we could experience delays in the shipments of our goods, be subject to fines or penalties, or suffer reputational harm, which could reduce demand for our services and negatively impact our results of operations.

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

Our business depends on our ability to source and distribute products in a timely manner. As a result, we rely on the free flow of goods through open and operational ports worldwide. Labor disputes or other disruptions at ports, including potentially as a result from changes in tariff structures in relation to the United Kingdom’s withdrawal from the European Union, for example, create significant risks for our business, particularly if work slowdowns, lockouts, strikes or other disruptions occur. Any of these factors could result in reduced sales or canceled orders, which may limit our growth and damage our reputation and may have a material adverse effect on our business, results of operations, financial condition and prospects.

Our global operations involve additional risks, and our exposure to these risks will increase as our business continues to expand.

We operate in a number of jurisdictions and intend to continue to expand our global presence, including in emerging markets. We face complex, dynamic and varied risk landscapes in the markets in which we operate. As we enter countries and markets that are new to us, we must tailor our services and business model to the unique circumstances of such countries and markets, which can be complex, difficult, costly and divert management and personnel resources. In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with global operations in general. Laws and business practices that favor local competitors or prohibit or limit foreign ownership of certain businesses or our failure to adapt our practices, systems, processes and business models effectively to the consumer and supplier preferences of each country into which we expand, could slow our growth. Certain markets in which we operate have, or certain new markets in which we may operate in the future may have, lower margins than our more mature markets, which could have a negative impact on our overall margins as our revenue from these markets grows over time. Additionally, our operations in certain countries may be adversely affected by the COVID-19 pandemic, which can trigger government-mandated restrictions and other measures to minimize the spread of COVID-19. These heightened restrictions have been adopted at the country, state and local level and differ in the various regions in which we operate, which could make complying with such restrictions complex.

In addition to the risks outlined elsewhere in this section, our global operations are subject to a number of other risks, including:

•	currency exchange restrictions or costs and exchange rate fluctuations;
•

exposure to local economic or political instability, including, for example, in connection with the conflict between Russia and Ukraine, or threatened or actual acts of terrorism and security concerns;

•

compliance with various laws and regulatory requirements relating to anti-corruption, antitrust or competition, economic sanctions, customs, data content, data protection and privacy, consumer protection, employment and labor laws, health and safety, and advertising and promotions;

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

We are subject to scrutiny by various government agencies, including competition authorities. Some jurisdictions also provide private rights of action for competitors, consumers, suppliers or business users to assert claims of anti-competitive conduct or breach of law. Other companies or government agencies have in the past and may in the future allege that our actions violate the antitrust or competition laws of the European Union, individual member states or other countries or otherwise constitute unfair competition. We do not control the pricing strategies of luxury sellers on our Marketplaces (other than for our Group entities, i.e., Browns, Stadium Goods’ first-party sales and the New Guards portfolio of brands when sold direct-to-consumer via our Marketplaces), and such pricing strategies may be subject to challenges from various government agencies including competition authorities. An increasing number of governments, including the government of the PRC and the member states of the European Union, are regulating competitive behavior, and are, for example, engaging in increased scrutiny of the way in which digital marketplaces operate and provide services to their business users and end customers. Our business partnerships or agreements or arrangements with customers or other third-parties could give rise to regulatory action or private antitrust litigation. Regulators may perceive our business differently such that otherwise uncontroversial business practices could be deemed anticompetitive. Certain competition authorities have conducted market studies of industries in which we are active. Such studies, investigations or potential claims, even if without foundation, may be very expensive to defend, involve negative publicity and substantial diversion of management time and effort and could result in significant judgments against us or require us to change our business practices.

Fluctuations in exchange rates may adversely affect our results of operations.

Our financial information is presented in U.S. dollars, which differs from the underlying functional currencies of certain of our subsidiaries (including New Guards whose functional currency is the euro), exposing us to foreign exchange translation risk on consolidation. This risk is currently not hedged and therefore our results of operations have in the past, and will in the future, fluctuate due to movements in exchange rates when currencies are translated into U.S. dollars. Macroeconomic factors, including geopolitical uncertainty could lead to increased volatility in the currency markets, which would exacerbate such fluctuations. At a subsidiary level we are exposed to transactional foreign exchange risk because we earn revenues and incur expenses in a number of different foreign currencies relative to the relevant subsidiary’s functional currency, mainly the pound sterling and the euro. Movements in exchange rates therefore impact our subsidiaries and thus, our consolidated results and cash flows. We hedge a portion of our core transactional exposures using forward foreign exchange contracts and foreign exchange option contracts; however, we are exposed to fluctuations in exchange rates on the unhedged portion of the exposures that could harm our business, results of operations, financial condition and prospects. In addition, as our operational and financial forecasts drive our hedging program, should our results of operations differ materially from those forecasts, our hedging program may not be sufficient to adequately mitigate the exposure to currency risk across a given period.

Our consumer concentration may materially adversely affect our financial condition and results of operations.

For the year ended December 31, 2021, the top 1% of our consumers accounted for 27.5% of our Digital Platform GMV. Accordingly, our revenue, financial condition or results of operations may be unduly affected by fluctuations in the buying patterns of these consumers. If we were to lose the business of some or all of these consumers, it could materially adversely affect our business, results of operations, financial condition and prospects.

We may not accurately forecast income and appropriately plan our expenses.

We base our current and future expense levels on our operating forecasts and estimates of future income. Income and operating results are difficult to forecast because they generally depend on the volume and timing of the orders we receive, which are uncertain, especially in light of the COVID-19 pandemic, and our business is affected by general economic and business conditions around the world. A softening in income, whether caused by changes in consumer preferences or a weakening in global economies, may result in decreased revenue levels, and we may be unable to adjust our spending in a timely manner to compensate for any unexpected shortfall in income. Similarly our expense levels may be impacted by external factors which are uncertain, including the cost of carriers, duty costs or cost inflation related to global shipping which may lead to variations in our planned levels of expenditure. This inability could cause our (loss)/income after tax in a given quarter to be (higher)/lower than expected. Further, our operating results may be impacted by changes in (losses)/gains on items held at fair value and by fluctuations in our share price, which we are unable to forecast. We also make certain assumptions when forecasting the amount of expense we expect related to our share based payments, which includes the expected volatility of our share price, the expected life of share options granted and the expected rate of share option forfeitures. These assumptions are partly based on historical results. If actual results differ from our estimates, our net income in a given quarter may be lower than expected.

Our operating results are subject to seasonal and quarterly variations in our revenue and operating income, and as a result, our quarterly results may fluctuate and could be below expectations.

Our business is seasonal and historically we have realized a disproportionate amount of our revenue and earnings for the year in the fourth quarter as a result of the holiday season and seasonal promotions, and we expect this to continue in the future, while our Brand Platform operates to a wholesale cycle with a different seasonal cadence. If we experience lower than expected revenue during any fourth quarter, it may have a disproportionately large impact on our operating results and financial condition for that year. Any factors that harm our fourth quarter operating results, including disruptions in our brands’ or retailers’ supply chains or unfavorable economic conditions, including as a result of the COVID-19 pandemic, could have a disproportionate effect on our results of operations for our entire fiscal year.

In anticipation of increased sales activity during the fourth quarter, we may incur significant additional expenses, including additional marketing and additional staffing in our customer support operations. We also may experience an increase in our net shipping costs due to complimentary upgrades, split-shipments, and additional long-zone shipments necessary to ensure timely delivery for the holiday season. At peak periods, there could also be further delays by our luxury sellers in processing orders, which could leave us unable to fulfill consumer orders due to “no stock,” or in packaging a consumer’s order once received, which could lead to lower consumer satisfaction. In the future, our seasonal sales patterns may become more pronounced, may strain our personnel and production activities and may cause a shortfall in net sales as compared with expenses in a given period, which could substantially harm our business, results of operations, financial condition and prospects.

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

We are involved in various strategic relationships, including with Alibaba, Richemont and the Chalhoub Group (all of which are also involved in the sale of luxury goods) to enable or enhance access to geographic markets such as China and the Middle East. For example, under our strategic partnership with Alibaba and Richemont, our shopping channel is available on Alibaba’s e-commerce platform, which is intended to provide us access to Alibaba’s consumers, increase our potential addressable market and give us enhanced access to the China market. Following the completion of their combined strategic investments of $500 million ($250 million each) in August 2021, Alibaba and Richemont hold an initial combined 25% equity stake in the joint venture, Farfetch China. We also may pursue and enter into strategic relationships in the future. Such relationships involve risks, including but not limited to: maintaining good working relationships with the other party; any economic or business interests of the other party that are inconsistent with ours; the other party’s failure to fund its share of capital for operations or to fulfill its other commitments, including providing accurate and timely accounting and financial information to us, which could negatively impact our operating results; loss of key personnel; actions taken by our strategic partners that may not be compliant with applicable rules, regulations and laws; reputational concerns regarding our partners or our leadership; bankruptcy, requiring us to assume all risks and capital requirements related to the relationship, and the related bankruptcy proceedings could have an adverse impact on the relationship; and any actions arising out of the relationship that may result in reputational harm or legal exposure to us. Further, certain of these relationships in the past have not delivered; and current and future such relationships may not deliver the benefits that were originally anticipated. Any of these factors may have a material adverse effect on our business, results of operations, financial condition and prospects.

We have acquired, and may continue to acquire, other companies or technologies, which could divert management’s attention and otherwise disrupt our operations and harm our operating results. We may fail to acquire companies whose market power or technology could be important to the future success of our business.

We have acquired and may in the future seek to acquire, collaborate with or invest in other companies or technologies that we believe could complement or expand our brand and products, enhance our technical capabilities, or otherwise offer growth opportunities. As part of our business, we consider potential strategic transactions, any of which could impact our near-term profitability. Pursuit of future potential acquisitions or investments may divert the attention of management and cause us to incur various expenses in identifying, investigating, pursuing and seeking to obtain regulatory approval for suitable acquisitions or investments, whether or not they are consummated. In addition, we may fail to acquire companies whose market power or technology could be important to the future success of our business, or we may be unsuccessful in integrating our acquired businesses or any additional business we may acquire in the future. For example, we acquired Browns in 2015, Fashion Concierge and Style.com in 2017, Stadium Goods, CuriosityChina, Toplife and New Guards in 2019, Luxclusif, Jetti, Allure and a majority interest in Palm Angels in 2021 and Violet Grey in 2022. In November 2021, we announced that we were in discussions with Richemont in respect of a number of possible options, including the leveraging of FPS to power Richemont’s maisons and Yoox Net-a-Porter, the participation of Richemont’s maisons in the Farfetch Marketplace and a minority investment in Yoox Net-a-Porter by Farfetch. As noted at the time, there is no guarantee that we will be able to reach an agreement.

We also may not achieve the anticipated benefits from any acquired business, investment, joint venture or collaboration due to a number of factors, including:

•

unanticipated and substantial costs or liabilities associated with the acquisition, investment, joint venture or collaboration, including: (a) unasserted claims or assessments that we failed to, or were unable to, identify; (b) costs or liabilities arising from the acquired company’s or counterparty’s failure to comply with intellectual property laws, tax laws, laws governing the regulation of online platforms and the licensing obligations to which they are subject, data privacy laws or other relevant laws and regulations; or (c) costs or liabilities associated with any other litigious matters, including potential intellectual property litigation, that could be expensive and time consuming and, if resolved adversely, could harm our business;

•	incurrence of acquisition or deal-related costs;
•	synergies attributable to the acquisition may vary from expectations;
•	diversion of management’s attention from other business concerns;
•

regulatory uncertainties (e.g., deriving from obligations under various laws or from any conditions placed upon regulatory approval that could delay integration, or otherwise restrict our ability to realize the expected goals of an acquisition);

•	harm to our existing business relationships with our luxury sellers as a result of the acquisition, joint venture or collaboration;
•	harm to our brand and reputation, including as a result of actions of our collaborators;
•	the potential loss of key employees or challenges associated with integrating employees from the acquired company into our business culture;
•	use of resources that are needed in other parts of our business;
•	challenges in incorporating multiple acquired businesses, investments, or joint ventures into our business;
•	failure to implement or remediate controls, procedures or policies appropriate for a public company at an acquired company;
•	failure to realize anticipated synergies in the timeframe or in the full amount expected;

•	failure to transition targets onto our existing platforms and systems;
•	failure to integrate operations across different cultures and languages and to address the particular risks associated with acquisitions in specific jurisdictions; and
•	use of substantial portions of our available cash to consummate the acquisition.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process. Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. For example, half of the consideration we paid in 2019 in connection with the New Guards acquisition was paid in the form of shares, resulting in our issuance of 27.5 million Class A ordinary shares or 9% of the Class A ordinary shares outstanding immediately prior to the acquisition. In addition, if an acquired business fails to meet our expectations, this may have a material adverse effect on our business, results of operations, financial condition and prospects.

If we are unable to successfully launch and monetize new and innovative technology, our growth and profitability could be adversely affected.

We are constantly developing new and innovative strategies, initiatives and technologies, such as our connected retail technologies which form a part of our LNR initiative. Our ability to bring a product to market in a timely manner or at all, our ability to monetize these technologies and other new business lines in a timely manner and operate them profitably and our ability to leverage these technologies to drive customer engagement, depends on a number of factors, many of which are beyond our control, including:

•	our ability to develop fast enough to meet the changing needs and expectations of consumers or FPS clients;
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
•

competition for certain products, including products from Chinese technology companies, and our competitors’ (including existing luxury sellers who may launch competing technologies) development and implementation of similar or better technology;

•	our ability to effectively secure intellectual property rights to protect our technology and brands and to manage any third-party challenges to the intellectual property that underpins our technology;
•	our ability to continue to comply with applicable laws and regulations, including new laws and regulations relating to the operation of our technologies and platforms;
•	our ability to attract and retain staff with the skills to deliver technical innovation;
•	our ability to collect, combine and leverage data about our consumers collected online and through our new technology in compliance with data protection laws; and
•	general economic and business conditions affecting consumer confidence and spending, including the impact of the COVID-19 pandemic, and the overall strength of our business.

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

We may become subject to risks related to accepting cryptocurrencies as a form of payment, building or exchanging non-fungible tokens, or collaborating in the metaverse.

As part of our business strategy and LNR vision we plan to continue to innovate to meet the changing and future needs of consumers. Such innovation may include providing consumers the opportunity to transact in cryptocurrencies (either in-store or online), building or exchanging non-fungible tokens (“NFTs”) or collaborating in the metaverse through new and emerging digital environments. We may incur significant costs in pursuing such innovation initiatives, they may not develop in accordance with our expectations, and market acceptance of features, products, or services we build for use with cryptocurrencies, NFTs or the metaverse is uncertain.

Cryptocurrencies are not considered legal tender or backed by most governments, and have experienced technological glitches and various law enforcement and regulatory interventions. The use of cryptocurrency, such as bitcoin, has been prohibited or effectively prohibited in some countries. If we fail to comply with any such prohibitions that may be applicable to us, we could face regulatory or other enforcement actions and potential fines or other consequences.

Cryptocurrencies have in the past and may in the future experience periods of extreme price volatility. Fluctuations in the value of any cryptocurrencies or other digital assets that we might hold would also lead to volatility in our financial results and could have an adverse impact on our business. In addition, there is substantial uncertainty regarding the future legal and regulatory requirements relating to cryptocurrency, transactions utilizing cryptocurrency, NFTs and metaverse-related products and features. Compliance with any such regulations may be complex and costly. For example, currently there are no specific standards under IFRS regarding the accounting for cryptocurrencies, NFTs and similar instruments. In the event that the IASB issues new standards or amendments to existing standards in respect of these instruments, the accounting treatment may differ from the market practice applied by companies under existing accounting standards and guidance. In addition, governments could choose to curtail or outlaw the acquisition, use or redemption of cryptocurrency. In such a case, ownership of, holding or trading in cryptocurrency would be considered illegal and subject to sanction. These uncertainties, as well as future accounting and tax developments, or other requirements relating to cryptocurrency, NFTs and the metaverse could expose us to litigation, regulatory action or possible liability, and have an adverse effect on our business.

Governmental control of currency conversion may limit our ability to utilize our cash balances effectively in the future.

We are subject to governmental regulation of currency conversion and transfers, which may particularly affect our subsidiaries in certain jurisdictions. For example, the Chinese government imposes controls on the convertibility of the RMB into other currencies and, in certain cases, the remittance of currency out of China. Earnings from our Chinese subsidiaries could therefore be impacted. Shortages in the availability of foreign currency may restrict the ability of our Chinese operations to remit sufficient foreign currency to pay dividends or to make other payments to us, or otherwise to satisfy their foreign currency-denominated obligations. Under existing Chinese foreign exchange regulations, payments of current account items, including dividend payments, interest payments, payments under service agreements or sales of goods and purchase agreements, as well as expenditures from trade-related transactions, can be made in foreign currencies without prior approval from China’s State Administration of Foreign Exchange (“SAFE”) by complying with certain procedural requirements. However, for any Chinese company, dividends can be declared and paid only out of the retained earnings of that company. Under Chinese laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends, loans or advances.

Furthermore, approval from SAFE or its local branch is required for conversion of RMB into other currencies and remittance out of China to pay capital expenses, such as for repayment of loans denominated in other currencies. Without a prior approval from SAFE, cash generated from our operations in China may not be used to pay off debt in a currency other than the RMB owed by entities within China to entities outside China, or to make other capital expenditures outside of China in a currency other than the RMB.

Application of existing tax laws, rules or regulations are subject to interpretation by tax authorities.

The application of the tax laws of various jurisdictions to our international business activities is subject to interpretation. The tax authorities of the jurisdictions in which we operate have challenged and may continue to challenge our methodologies for valuing developed technology or intercompany arrangements, including our transfer pricing, or determine that the manner in which we operate our business does not result in the expected tax consequences, which could increase our worldwide effective tax rate and adversely affect our financial position and results of operations.

Significant judgment and estimation is required in determining our worldwide tax liabilities. In the ordinary course of our business, there are transactions and calculations, including intercompany transactions, royalty payments and cross-jurisdictional transfer pricing, for which the ultimate tax determination is uncertain or otherwise subject to interpretation. Tax authorities in any of the countries in which we operate have disagreed and may in the future disagree with our intercompany charges, including the amount of, or basis for, such charges, withholding taxes, cross-jurisdictional transfer pricing, indirect tax liabilities and reclaims or other matters such as the allocation of certain interest expenses and other tax items, and may assess additional taxes.

As we operate in numerous tax jurisdictions, the application of tax laws can be subject to diverging and sometimes conflicting interpretations by the tax authorities of these jurisdictions. It is not uncommon for tax authorities in different countries to have conflicting views, for instance, with respect to, among other things, whether a permanent establishment exists in a particular jurisdiction, the manner in which the arm’s length standard is applied for transfer pricing purposes, or with respect to the valuation of intellectual property. For example, Italian authorities are currently reviewing the activities of one of our subsidiaries for the years 2015 through 2020, including whether that subsidiary had a permanent establishment in Italy and our transfer pricing policies. We are cooperating with the investigation, but intend to contest any allegation that we have a permanent establishment in Italy or that our transfer pricing policies were inappropriate. The Italian tax authorities have not issued any assessments on us or our subsidiaries. However, the matter remains ongoing and if a tax authority in one country where we operate were to reallocate income from another country where we operate, and the tax authority in the second country did not agree with the reallocation asserted by the first country, we could become subject to tax on the same income in both countries, resulting in double taxation. If tax authorities were to allocate income to a higher tax jurisdiction, subject our income to double taxation or assess interest and penalties, it could increase our tax liability, which could adversely affect our financial position and results of operations.

Although we believe our tax estimates and methodologies are reasonable, a tax authority’s final determination in the event of a tax audit could materially differ from our historical corporate income tax provisions and accruals and/or indirect tax and customs duty liabilities and claims, in which case we may be subject to additional tax liabilities, possibly including interest and penalties, which could have a material adverse effect on our cash flows, results of operations, financial condition and prospects. Furthermore, tax authorities have become more aggressive in their interpretation and enforcement of such laws, rules and regulations over time, as governments are increasingly focused on ways to increase revenues. This has contributed to an increase in audit activity and more stringent approaches by tax authorities. Even where we believe our historical tax position to be consistent with applicable law, we may from time to time enter into agreements with tax authorities or resolve claims regarding tax matters where we determine that it is in our best interest to do so given the costs and uncertainties inherent in any litigation or administrative proceeding, including potential proceedings to challenge a tax assessment with which we disagree. As such, additional taxes or other assessments may be in excess of our current tax reserves or may require us to modify our business practices to reduce our exposure to additional taxes going forward, any of which may have a material adverse effect on our business, results of operations, financial condition and prospects.

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

Many of the underlying laws, rules or regulations imposing taxes and other obligations were established before the growth of the internet and e-commerce. Tax authorities in non-U.S. jurisdictions and at the U.S. federal, state and local levels are currently reviewing the appropriate treatment of companies engaged in digital activity and are considering changes to existing tax or other laws that could result in income, consumption, use or other taxes relating to our activities, and/or impose obligations on us to collect such taxes.

The OECD/G20 Inclusive Framework on Base Erosion and Profit Sharing (“BEPS”) adopted a Programme of Work to Develop a Consensus Solution to the Tax Challenges arising from the Digitalization of the Economy (the “Programme of Work”). The purpose of the Programme of Work is to develop international corporate tax reform proposals, building on two pillars: Pillar One involves revised profit allocation and nexus rules to reallocate taxing rights to market jurisdictions; and Pillar Two involves rules to ensure a minimum level of effective taxation to address remaining BEPS concerns. Finally, other reporting obligations have been enacted that may impact the Group’s processes, such as new mandatory automatic exchange of information rules for digital platforms, country-by-country reporting and mandatory disclosure rules.

OECD Pillar One and Pillar Two and Digital Services Taxes

On October 8, 2021, most OECD members reached a political agreement regarding a Statement on a Two-Pillar Solution to Address the Tax Challenges Arising from the Digitalization of the Economy. The Pillar One and Pillar Two proposals would introduce significant changes to the international tax rules, affecting the allocation of tax rights across countries and impacting Multinational Groups of Entities (“MNE”).

Amount A of Pillar One, which is aimed to address solutions for the taxation of certain businesses on revenue streams where there is a market presence including an online presence, involves the creation of a new tax right and the reallocation to market jurisdictions of a share of residual profit determined at the MNE group level, based on a formulaic approach. Pillar One is not expected to impact our business in the medium-term, since the threshold for the application of Pillar One is annual revenue in excess of twenty billion euros. Pillar Two addresses remaining BEPS challenges and is designed to ensure that large international businesses pay a minimum level of tax regardless of where they are headquartered or the jurisdictions in which they operate.

At the end of 2021 the OECD published Pillar Two model rules for the implementation of a global minimum tax rate, however, a number of details remain to be addressed and a detailed implementation framework is still to be published.

While Pillar One and Pillar Two discussions were ongoing, a number of jurisdictions enacted or maintained unilateral digital services taxes (“DST”) or similar measures applying to online marketplaces, including the United Kingdom, Italy, France, Spain, Austria, India and Turkey.

Each DST is calculated differently, although they are generally charged on marketplace revenues without relief for input costs or expenses. Based on the current law and information released by the local tax authorities, we were subject to the Italian and Spanish DSTs in the year ended December 31, 2021. These unilateral measures are likely to be abandoned once the OECD agreement is implemented, which is expected to occur in 2023. We incurred the full cost of the new DSTs in the year ended December 31, 2021, which is reflected in the audited Consolidated financial statements included elsewhere in this Annual Report. However, we anticipate that the costs arising from DSTs will be partially shared with the brands and boutiques for which we have intermediated operations in those countries.

In 2020, the U.S. Trade Representative launched a “Section 301” investigation into whether certain DSTs are unreasonable or discriminatory; and whether they burden or restrict commerce in the United States. Included in the political agreement to implement the OECD’s two-pillar solution to tax the digitalized economy was a confirmation that unilateral DSTs would be abolished, following which the United Kingdom, Italy, France, Spain, Austria, India and Turkey have agreed to a transitional approach with the United States, whereby their DST measures will remain in effect until Pillar One takes effect. To the extent that taxes from the unilateral measures accruing to one of these countries in the period before Pillar One takes effect exceeds an amount equivalent to the tax due under Amount A of Pillar One, the excess will be creditable against the Amount A liability in that country. In return, the United States has committed to terminate proposed trade actions (and not to impose further trade actions) against these countries with respect to their existing DST regimes.

In light of the changing regulatory environment, there could be different interpretations of these unilateral laws that currently remain in effect. We take a conservative approach to tax issues and consult with specialist external advisors. We cannot, however, anticipate the likelihood, timing or impact of any new regulations, guidance, laws or interpretations of such regulations, guidance or laws. If such tax or other laws, rules or regulations were amended, or if new unfavorable laws, rules or regulations were enacted, the new legislation could increase our tax payments or other obligations, prospectively or retrospectively, subject us to interest and penalties, decrease the demand for our services if we passed on such additional costs to the consumer, result in increased costs to update or expand our technical or administrative infrastructure, or effectively limit the scope of our business activities if we decided not to conduct business in particular jurisdictions. As a result, these changes may have a material adverse effect on our business, results of operations, financial condition and prospects.

New Mandatory Automatic Exchange of Information Rules for Digital Platforms

The Directive on Administrative Cooperation in the Field of Taxation (the “DAC7”) will allow member states’ tax authorities to collect and automatically exchange information on income earned by sellers on digital platforms beginning in 2023.

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

DAC7 was formally adopted on March 22, 2021. Member states of the European Union were required to publish any domestic law, regulation, and administrative provisions necessary to comply with the directive by January 31, 2022, and such rules will apply from January 1, 2023.

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

Changes in U.S. tax legislation, regulation and government policy may impact our future financial position and results of operations.

The U.S. presidential administration and members of the U.S. Congress have proposed significant changes in U.S. federal income tax law, which could affect us and our business. These proposals include, among others, an increase in the corporate income tax rate from a fixed 21% to graduated rates of up to 28% and the imposition of minimum taxes or surtaxes on certain types of income. These proposals are being considered by the U.S. Congress, but the likelihood of these or other changes being enacted or implemented is unclear. We are currently unable to predict whether these or other changes will occur and, if so, the ultimate impact on our business. Accordingly, such changes may have a negative impact on us, our suppliers or our consumers, including as a result of related uncertainty, and may materially and adversely impact our business, financial condition, results of operations and cash flow.

The application of a value-added tax (or similar taxes) and the impact of managing our business model transition to a commissionaire structure could adversely affect our business and results of operations.

The application of a value added tax (or similar taxes such as a sales and use tax, provincial tax, or goods and services tax), business tax and gross receipt tax, to our business and to our luxury sellers is a complex and evolving issue. Significant judgment is required to evaluate applicable tax obligations. As a result, amounts recorded may be subject to adjustments by the relevant tax authorities. In many cases, the ultimate tax determination is uncertain because it is not clear how new and existing statutes might apply to our business or to the businesses of our luxury sellers. A number of jurisdictions globally have introduced (or are considering the introduction of) additional reporting, record-keeping or value-added tax (or similar taxes) calculation, collection and remittance obligations on businesses like ours that facilitate or perform e-commerce. Such obligations could require us or our luxury sellers to incur substantial costs in order to comply, including costs associated with legal advice, local compliance, tax calculation, collection, remittance and audit requirements, which could make selling in such markets less attractive and could adversely affect our business.

For example, in certain jurisdictions, rules have already been introduced to hold the online facilitator of sales of goods and services jointly and severally liable for any under or non-accounted value added tax (or similar taxes) by the sellers. Such joint and several liability provisions may significantly impact our business where our luxury sellers have not complied with the local provisions. In addition, new rules for retail and e-commerce sales are being introduced. For example, across the European Union from July 2021, online marketplaces have been, in certain situations (where certain thresholds are met), deemed to be the supplier of goods for value-added tax purposes, which will require them to collect and pay a value-added tax on sales via their platform. Further, in the United States, states are able to tax their residents on remote sales. Following the U.S. Supreme Court’s decision in 2018 in South Dakota v. Wayfair, a U.S. state may require by way of economic nexus laws an online retailer to collect sales taxes imposed by that state, even if the retailer has no physical presence in that state, thus permitting a wider enforcement of such sales tax collection requirements against non-U.S. companies that have historically not been responsible for state or local tax collection unless they had physical presence in the U.S. customer’s state.

Given the current complexities for online marketplaces, inconsistencies in interpretation and implementation of local tax rules, we have transitioned our key business model to one in which we act as an “undisclosed agent” or “commissionaire” of our luxury sellers. Under this model, for the purposes of calculating value-added tax, our end consumers will contract with and be invoiced by us and there will be a supply for VAT purposes by us to the end consumer of goods and other related services, although the legal sale of goods will continue to be between our luxury sellers and the end consumer. Our transition is intended to simplify and provide greater certainty to our value added tax accounting position without materially increasing our overall value-added tax liabilities.

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

As a growing company with expanding operations, including in the highly regulated product categories of beauty and kidswear, we have in the past faced and may in the future increasingly face the risk of claims, lawsuits, government investigations, and other proceedings involving competition and antitrust, intellectual and other proprietary rights and property, privacy, product safety, consumer protection, accessibility claims (including those relating to our compliance with the Americans with Disabilities Act of 1990), securities, tax, labor and employment, commercial disputes, services and other matters. The number and significance of these disputes and inquiries have increased as the political and regulatory landscape changes, and as we have grown larger and expanded in scope and geographic reach, and as our services have increased in complexity. Refer to Item 8. “Financial Information —A. Consolidated Statements and Other Financial Information — Legal and Arbitration Proceedings.”

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

Browns and Stadium Goods purchase merchandise wholesale which they then sell via our Marketplaces or in-store. In addition, New Guards produces merchandise which it then sells via our Marketplaces, its brands’ websites or to retailers. As a result, our profitability depends on our ability to manage these businesses’ inventory levels and respond to shifts in consumer demand patterns. Overestimating consumer demand for merchandise may result in Browns, Stadium Goods or New Guards holding unsold inventory, which would likely result in the need to rely on markdowns or promotional sales to dispose of excess inventory, which could have an adverse effect on our gross margins and results of operations. Conversely, if Browns, Stadium Goods or New Guards underestimate consumer demand for merchandise that could lead to inventory shortages, lost sales opportunities or negative consumer experiences that could adversely affect consumer relationships and our ability to grow in the future. In the event that New Guards’ business, which was primarily wholesale-focused prior to our acquisition, significantly grows its e-concession and direct-to-consumer business, this may result in substantially increasing its exposure to such inventory risks having only had limited prior experience managing such risks. The COVID-19 pandemic may increase the complexity of forecasting consumer demand and/or impact our ability to source inventory to meet demand, both of which could adversely affect our operations. Any delays in deliveries of merchandise due to production slowdowns or other distribution disruptions caused by the pandemic could impact our inventory levels.

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

The United Kingdom’s withdrawal from the European Union and, in particular, the implementation of the EU-UK Trade and Cooperation Agreement (“TCA”), or any ancillary arrangements, may have a negative effect on global economic conditions, financial markets and our business.

We are a multinational company headquartered in the United Kingdom with worldwide operations, including significant business operations in the European Union. Following a national referendum and enactment of legislation by the government of the United Kingdom (“Brexit”), the United Kingdom formally withdrew from the European Union on January 31, 2020, and entered into a transition period. On December 24, 2020, the United Kingdom and the European Union announced that they had concluded their negotiations relating to the future trading relationship between the parties. The agreed terms are contained in the TCA, which became binding on both the European Union and the United Kingdom on January 1, 2021.

While agreement on the terms of the TCA avoided a “no deal” Brexit scenario, and provided in principle for quota and tariff-free trading of goods, it is nevertheless expected that the TCA will result in the creation of non-tariff barriers (such as increased shipping and regulatory costs and complexities) to the trade in goods between the United Kingdom and the European Union. Further, the TCA does not provide for the continued free movement of services between the United Kingdom and the European Union. The full impact of such arrangements, on both our existing processes and our ability to adjust our business and operations to operate successfully in the United Kingdom and the European Union, as well as more broadly on UK-EU cross-border trade, are expected to become clearer over the course of 2022. In particular, it remains to be seen whether the initial implementation of, and adjustment of UK-EU trading processes for, the TCA could disrupt or otherwise negatively impact our business and operations.

Any resulting restrictions on the movement of goods or services could have a material adverse effect on our operations. For example, we saw production delays from the ongoing effects of the United Kingdom’s withdrawal from the European Union, and if such delays were to re-appear they could have an adverse effect on our results of operations. In addition, we may need to alter the geographic locations of, or jurisdiction of entities responsible for, certain fulfilment, delivery and warehouse services to adjust to the new legal and regulatory landscape resulting from the implementation of the TCA, which would require time and resources and could negatively affect our business. To meet these potential increased regulatory complexities, since early 2021 we have migrated Fulfilment by Farfetch volumes from the United Kingdom to a third-party operated fulfilment warehouse in continental Europe, but such migration may not adequately address future regulatory developments. These increased regulatory complexities related to the import and export of products or changes in item pricing may impact the consumer experience, result in increased costs and have a material adverse effect on our business and results of operations.

The TCA also grants each of the United Kingdom and the European Union the ability, in certain circumstances, to unilaterally impose tariffs on one another. In the event of such an imposition, any additional tariffs may have a material adverse impact on us as well as the stability of UK-EU trade more generally. Any uncertainty as to UK or EU government policy and, in particular, whether any such policy may result in the imposition of reciprocal tariffs, may depress economic activity or have an adverse impact on our business and operations. Consumer activity may be further depressed should the costs of purchasing goods increase for consumers in the United Kingdom or European Union as a result of Brexit, for example, due to higher interchange or other fees levied by payment processors.

In addition, the TCA has imposed additional restrictions on the free movement of people between the United Kingdom and the European Union, which could have a material adverse effect on us, since we compete in these jurisdictions for well-qualified employees in all aspects of our business, including software engineers and other technology professionals. Any impact on our ability to attract new employees and to retain existing employees in their current jurisdictions could decrease our competitiveness and have a material adverse effect on our business and results of operations.

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

Economic factors such as increased commodity prices, shipping costs, inflation, higher costs of labor, insurance and healthcare, and changes in or interpretations of other laws, regulations and taxes may also increase our cost of sales and our selling, general and administrative expenses, and otherwise adversely affect our financial condition and results of operations. Any significant increases in costs may affect our business disproportionately compared to our competitors. Changes in trade policies, increases in tariffs and the imposition of retaliatory tariffs, including those implemented by the United States, China and Europe, may have a material adverse effect on global economic conditions and the stability of global financial markets and may reduce international trade. Moreover, government consumption or socio-economic policies or objectives pursued by countries in which we do business could potentially impact the demand for our goods and services in certain countries. Natural disasters and other adverse weather and climate conditions, public health crises, political crises, such as terrorist attacks, war, political instability, labor or trade disputes or other unexpected events, could disrupt our operations, internet or mobile networks or the operations of one or more of our third-party service providers. For example, the vast majority of our production processes take place at our facility in Guimarães, Portugal. If any such disaster were to impact this facility, our operations would be disrupted.

In addition, rising global average temperatures due to the increased concentrations of carbon dioxide and other greenhouse gases in the atmosphere are causing significant changes in weather patterns around the globe and an increase in the frequency and severity of certain natural disasters. Changes in weather patterns and the increased frequency, intensity and duration of extreme weather events (e.g., floods, droughts and severe storms) could, among other things, disrupt our logistics operations and our ability to source and distribute products in a timely manner, impact the operation of our New Guards business’ supply chain, disrupt our brick-and-mortar retail operations, increase our product costs and impact the types of fashion products that consumers purchase. As a result, the effects of climate change could have short-and long-term impacts on our business and operations.

We sell certain merchandise via third-party platforms, and our inability to access consumers via these platforms could adversely affect our business.

We sell certain merchandise via third-party platforms, including, for example, on Tmall Luxury Pavilion in China. We are subject to, and must comply with, such platforms’ respective terms and conditions for merchants and their terms of service for consumer rights protection. Such third-party platforms retain the right to remove our merchandise from their platform or halt our sales on their platform if they believe we have violated their terms and conditions, the law or the intellectual property rights of other parties, including, but not limited to, allegations that any goods we offer for sale are counterfeit. Such platforms can halt sales or remove our merchandise at their complete discretion irrespective of the validity of any claims made against us. Should such third-party platforms exercise such discretion in a market where we are substantially reliant on the relevant platform it could negatively impact our business and results of operations in that market, which could have a material adverse effect on our business, results of operations, financial condition and prospects. Further, should such third-party platforms’ actions become public it could impact our business and could substantially harm our reputation and adversely impact our efforts to develop our brands, irrespective of the validity of the claims.

We may be subject to claims that items listed on our website, or their descriptions, are counterfeit, infringing or illegal.

We occasionally receive communications alleging that items listed on our Marketplaces infringe third-party copyrights, trademarks or other proprietary rights. We have intellectual property complaint and take-down procedures in place to address these communications. We follow these procedures to review complaints and relevant facts to determine the appropriate action, which may include removal of the item from our website and, in certain cases, discontinuing our relationship with a retailer, brand or other seller who repeatedly violates our policies. However, such procedures may be subject to error or enforcement failures, may not be adequately staffed and may not be enough for us to avoid liability under applicable laws and regulations. We also may be subject to erroneous or fraudulent demands to remove content, and actions we take based on such demands could negatively impact our relationships with our luxury sellers who were affected. Our success as an online luxury retailer depends on our ability to accurately and cost-effectively determine whether an item offered for sale or submitted for a return is an authentic product. While we reject any merchandise we believe to be counterfeit, we cannot be certain that we will identify every counterfeit item delivered or returned to us. As the sophistication of counterfeiters increases, it may be increasingly difficult to identify counterfeit products. The sale or return of any counterfeit goods may damage our reputation as a trusted online luxury retailer, which may adversely affect our reputation, customer acceptance and relationships with brand partners.

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

Regardless of the validity of any claims made against us, we may incur significant costs and efforts to defend against or settle them and such claims could lead to negative publicity and damage to our reputation. If a governmental authority determines that we have aided and abetted the infringement on or sale of counterfeit goods, we could face regulatory, civil or criminal penalties. For example, in China, listing an untrue or inconsistent product description or information, including the listing of counterfeit goods, is considered “false advertising” under the PRC Advertising Law, subject to an administrative fine up to RMB one million. Furthermore, consumers in China who purchase items on our Marketplaces may bring a “fraud” claim against us, and if successful they would be entitled to three times the price of the item as penalty compensation pursuant to PRC law; and for those who purchase items on our Tmall Luxury Pavilion flagship store and successfully claim with sufficient evidence that a product is counterfeit, such consumers could be entitled to nine times the price of the item as liquidated damages, pursuant to the more onerous Tmall Luxury Pavilion rules that apply to our sales through this channel.

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

Our luxury sellers, including the brands in the New Guards portfolio, and the brands selling kidswear products, are subject to regulation by the U.S. Consumer Product Safety Commission and similar state and international regulatory authorities, and their products sold on our platform could be subject to involuntary recalls and other actions by these authorities. Concerns about product safety, including concerns about the safety of products manufactured in developing countries, and those that are part of highly regulated product categories such as kidswear and beauty, could lead our luxury sellers to recall selected products sold on our Marketplaces. Recalls and government, customer or consumer concerns about product safety could harm our reputation and reduce sales, either of which could have a material adverse effect on our business, results of operations, financial condition and prospects. If any New Guards regulated product becomes subject to a recall or government, customer or consumer safety concerns, we could experience significant adverse effects or reputational harm, face product liability litigation and governmental investigations and incur costs associated with any remediation actions.

Risks Relating to our Intellectual Property

Assertions by third-parties of infringement or misappropriation by us of their intellectual property rights or confidential know how could result in significant costs and substantially harm our business and results of operations.

Third-parties have asserted, and may in the future assert, that we (including New Guards and the brands in its portfolio) have infringed or misappropriated their trademarks, copyrights, confidential know how, trade secrets, patents or other intellectual property or proprietary rights. Intellectual property disputes can be costly to defend and may cause our business, operating results and financial condition to suffer. As the global digital luxury market expands, the risk increases that there may be patents granted to third-parties that relate to our products and technology of which we are not aware or that we must challenge to continue our operations as currently contemplated. From time to time, we face allegations, whether merited or not, that we or our partners have infringed or otherwise violated the patents, trademarks, copyrights or other intellectual property rights of third-parties. Such claims have been, and in the future may be, made by competitors seeking to obtain a competitive advantage or by other parties, including, most recently, third-parties seeking to use their registered intellectual property rights aggressively as a form of income stream. We may also face allegations that our employees have misappropriated the intellectual property or proprietary rights of their former employers or other third-parties. When such claims and allegations arise, it may be necessary for us to initiate litigation to defend ourselves in order to determine the scope, enforceability and validity of third-party intellectual property or proprietary rights, or to establish our respective rights. Regardless of whether claims that we are infringing patents or other intellectual property rights have merit, such claims can be time-consuming, divert management’s attention and financial resources and can be costly to evaluate and defend. Results of any such claims or litigation are difficult to predict and may require us to stop using our products or technology, obtain licenses, modify our services and technology while we develop non-infringing substitutes or incur substantial damages, settlement costs or face a temporary or permanent injunction prohibiting us from marketing or providing the affected products and services. We may also have to redesign our products or services so they do not infringe third-party intellectual property or proprietary rights, which may not be possible or may require substantial monetary expenditures and time, during which our technology and products may not be available for commercialization or use.

We cannot predict whether any such assertions or claims arising from such assertions will substantially harm our business and results of operations, whether or not they are successful. If we are forced to defend against any infringement or other claims relating to the trademarks, copyright, confidential know how, trade secrets, patents or other intellectual property or proprietary rights of third-parties, whether they are with or without merit or are determined in our favor, we may face costly litigation or the diversion of technical and management personnel. Furthermore, the outcome of a dispute might require us to cease use of some portion of our technology, develop non-infringing technology, recall or modify infringing merchandise, pay damages, costs or monetary settlements or enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may be unavailable on terms acceptable to us, or at all. Any such assertions or litigation could materially adversely affect our business, results of operations, financial condition and prospects.

In 2008 and 2009, a party related to Farfetch founder José Neves (the “Related Party”) executed two agreements (the “KH Licenses”) purporting to license certain know how (the “Know How”) from the Related Party to two third-party LLPs (the “LLPs”). The Know How was a high level explanation of the Farfetch platform and business model. The 2008 KH License expired in April 2018, and the 2009 KH License expired in April 2019. The KH Licenses did not include a license of any software code. The LLPs granted intra-group sub-licenses of the collective Know How under the KH Licenses, which was then further sub-licensed under two direct “Product and Development and Marketing Support Agreements” with Farfetch in 2008 and 2009, respectively (the “Direct Agreements”), in order for Farfetch to, among other services, develop the code, website architecture and brand that comprised the original Farfetch offering (the “Developed IP”). Under the terms of the Direct Agreements, the third-party, rather than Farfetch, owned the Developed IP. In 2011, the licensing structure was amended and the intra-group sub-licenses from the LLPs were superseded by licenses of the Know How granted by each of the LLPs to Mr. Neves, who licensed such Know How (by way of a sub-sub-license) to Farfetch. Finally, in 2011, the Direct Agreements were terminated, and the Developed IP was assigned from the third-party group to Farfetch. In 2013, the Related Party executed a “Declaration regarding copyrights and intellectual property rights” (the “Declaration”), which declared that, among other things, between the period November 16, 1996 to February 27, 2010, the Related Party had not created any works or done anything which could originate intellectual property rights (defined to include know how) in connection with any of the entities in the original license chain (including Farfetch); any unknown intellectual property generated by the Related Party and used, licensed or in any other way exploited by those entities (including Farfetch) was transferred in full to Mr. Neves; and the Related Party agreed that any intellectual property in use by the above entities that were to be recognized by a court as belonging to the Related Party would be transferred to Mr. Neves for €500. On April 29, 2014, Mr. Neves assigned all of his intellectual property rights and know how (including that obtained under the Declaration) to Farfetch.com. While seemingly conclusive, it is possible that the Declaration could be challenged. Although we do not expect our right to use the Know How to be successfully challenged, any such challenge could give rise to: (1) temporary injunctive relief which could restrict the use of such Know How by Farfetch and therefore operations of our business; (2) reputational damage; and/or (3) damages payable by Farfetch to the Related Party for any period of unauthorized use of the Know How following the expiration of the KH Licenses, any of which could have a material adverse effect on our business, results of operations, financial condition and prospects.

Our use of open source software may pose particular risks to our proprietary software and systems.

We use open source software in our proprietary software and systems and will use open source software in the future. The licenses applicable to our use of open source software may require that source code that is developed using open source software be made available to the public and that any modifications or derivative works to certain open source software continue to be licensed under open source licenses. From time to time, we may face claims from third-parties claiming infringement of their intellectual property rights, or demanding the release or license of the open source software or derivative works that we developed using such software (which could include our proprietary source code) or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to purchase a costly license, publicly release the affected portions of our source code, limit the use of, or cease using, the implicated software unless and until we can re-engineer such software to avoid infringement or change the use of, or remove, the implicated open source software. In addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties, indemnities or other contractual protections with respect to the software (for example, non-infringement or functionality). Our use of open source software may also present additional security risks because the source code for open source software is publicly available, which may make it easier for hackers and other third-parties to determine how to breach our website and systems that rely on open source software. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have a material adverse effect on our business, results of operations, financial condition and prospects.

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

We do not have comprehensive registered protection for all of our brands, including the brands in the New Guards portfolio, in all jurisdictions around the world. There is no guarantee that we will be the first to submit trademark applications in all territories and/or classes for our brands and we have in the past experienced professional “trademark squatters” actively registering our brands’ marks before we are able to in certain markets, including China. We cannot guarantee that we will be able to preempt or successfully challenge such bad faith actors in the future, and we may incur costs in challenging their marks or putting in place preventative measures. In addition, there is no guarantee that our pending trademark applications for any brand will proceed to registration, and even those trademarks that are registered could be challenged by a third-party, including by way of revocation or invalidity actions. Our competitors have adopted, and other competitors may adopt, service, business or trading names or brands similar to ours, thereby impeding our ability to build brand identity and possibly diluting our brand or leading to consumer confusion. In addition, there could be potential trade name or trademark ownership or infringement claims brought by owners of other rights, including registered trademarks, in our marks or marks similar to ours, including FARFETCH, BROWNS, STADIUM GOODS and marks relating to brands in the New Guards portfolio and certain intellectual property in China, Macau, Hong Kong and Taiwan relating to the Farfetch word mark. In addition, we license-in, rather than own, certain intellectual property related to certain brands within the New Guards portfolio. Any claims of infringement, brand dilution or consumer confusion related to our brands (including our trademarks) or any failure to renew key license agreements on acceptable terms could damage our reputation and brand identity and substantially harm our business and results of operations.

In addition to our registered trademark protection we have several granted patents in the United Kingdom, Europe and the United States. We also have several published and unpublished patent applications in the United Kingdom, Europe and internationally, for aspects of our proprietary technology, and we may file further patent applications in the future. There is no guarantee that these will result in issued patents, and even if these proceed to grant, they and our granted patents could be vulnerable to challenge by third-parties, or their claims could be narrowed in scope by the issuing patent office such that they no longer adequately protect our proprietary technology. Further, we may decide not to pursue a patent application for an innovation due to the high costs, diversion of management time, and publication of the underlying innovation that arises from an application. The loss of our material intellectual property as a result of any claims or challenges, or the natural expiration of our intellectual property registrations, could have a material adverse effect on our business, results of operations, financial condition and prospects.

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

We rely on multiple software programmers (as employees or independent consultants and third-parties) to design our proprietary technologies, designers (as employees or independent consultants) to create the products sold by the New Guards portfolio of brands and photographers (as employees or independent consultants) to capture the products sold on our platform. Although we make every effort to ensure appropriate and comprehensive assignment or license terms are included in the contracts with such third-parties, we cannot guarantee that we own or are properly licensed to use all of the intellectual property in such software, products or images. If we do not have, or lose our ability to use, such software, products or images, we could incur significant additional expense to remove such assets from our platform or re-engineer a portion of our technologies.

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

New Guards relies on various processes and systems for merchandise planning, inventory management, procurement, allocation and fulfilment capabilities. If any such systems were to fail or experience disruptions, including as a result of the COVID-19 pandemic, we may not derive the expected benefits to New Guards’ sales and profitability, or may incur increased costs relative to our current expectations, which could adversely affect our business, financial condition, results of operations and prospects. Refer to “Risks Relating to our Business and Industry—The profitability of our Browns, Stadium Goods and New Guards businesses depends on our ability to manage inventory levels and, if not managed successfully, our business and results of operations could be adversely affected.”

Our New Guards business relies on contract manufacturing of its products. Our inability to secure production sources meeting our quality, cost, working conditions and other requirements, or failures by our contract manufacturers to perform, could harm our business and reputation.

In the year ended December 31, 2021, New Guards sourced all of its products from independent contract manufacturers who purchase fabric and make its products and may also provide design and development services. As a result, New Guards must locate and secure production capacity. We depend on contract manufacturers to maintain adequate financial resources, including access to sufficient credit, secure a sufficient supply of raw materials, and maintain sufficient development and manufacturing capacity in line with our asset light production model and in an environment characterized by continuing cost pressure and demands for product innovation and speed-to-market. In addition, we currently do not have any material long-term contracts with any of New Guards’ contract manufacturers. Significant difficulties or failures to perform by our contract manufacturers, including as a result of the COVID-19 pandemic, could cause delays in product shipments or otherwise negatively affect our results of operations. As of December 31, 2021, New Guards had relationships with approximately ninety-five manufacturers in over ten countries. If we decide to consolidate our production in the future, we could incur additional costs and such consolidation could increase our reliance on a smaller number of contract manufacturers.

Using contract manufacturers means we incur certain costs. Depending on the particular contract manufacturer, we may be responsible for paying the customs duties when shipping merchandise from its location of manufacture. Further, the prices we pay our contract manufacturers for our products are dependent in part on the market price for raw materials used to produce them, primarily cotton. The price and availability of raw materials may fluctuate substantially depending on a variety of factors, including demand, acreage devoted to cotton crops and crop yields, weather, supply conditions, transportation costs, warehouse management, energy prices, work stoppages, due to the COVID-19 pandemic or otherwise, government regulation and policy, economic conditions, market speculation and other unpredictable factors. Any and all of these factors may be exacerbated by global climate change.

A contract manufacturer’s failure to ship products to us in a timely manner or to meet our quality standards, or interference with our ability to receive shipments due to factors such as port or transportation conditions, security incidents or as a result of the COVID-19 pandemic or related responsive measures, could cause us to miss the delivery date requirements of our consumers on the Farfetch Marketplace or of our retail and wholesale customers on our Brand Platform. Failing to make timely deliveries may cause our consumers or customers to cancel orders, refuse to accept deliveries, impose non-compliance charges, demand reduced prices, or reduce future orders, any of which could harm our sales and margins. If we need to replace any contract manufacturer, we may be unable to locate additional contract manufacturers on terms that are acceptable to us, or at all, or we may be unable to locate additional contract manufacturers with sufficient capacity to meet our requirements or to fill our orders in a timely manner.

We require contract manufacturers to meet our standards in terms of working conditions, environmental protection, raw materials, facility safety, security and other matters before we are willing to conduct business with them. As such, we may decide to pursue less cost-efficient production to ensure we are meeting our sustainability objectives. We may also encounter delays in production and added costs as a result of the time it takes to train our contract manufacturers in our methods, products and quality control standards. In addition, the labor and business practices of apparel manufacturers and their suppliers have received increased attention from the media, non-governmental organizations, consumers and governmental agencies in recent years. Failures by our contract manufacturers or their suppliers or subcontractors to adhere to labor or other laws, appropriate labor or business practices, safety, structural or environmental standards, and the potential litigation, negative publicity and political pressure relating to any of these events, could harm our business and reputation.

New Guards may not be successful in discovering, promoting and sustaining the reputation of its brands.

New Guards is known for the brands in its portfolio, and the reputation of such brands relies on the quality and exclusiveness of New Guards’ products, its distribution networks, as well as the promotional and marketing strategies applied. Products or marketing strategies not in-line with brand objectives, inappropriate behavior by brand ambassadors, New Guards’ employees, distributors or suppliers, or detrimental information circulating in the media may endanger the reputation of such brands and may adversely impact sales.

The growth of our New Guards business depends in part on our ability to discover, attract and acquire new brands for its portfolio. Our ability to do so depends on our ability to identify the right designers, creators and brands with potential and offer them a compelling proposition, including attractive commercial terms when New Guards acquires existing brands or their intellectual property assets.

If New Guards grows its portfolio through brand collaborations or acquisitions, we may not be successful in integrating new brands into the New Guards systems and strategy; and we may not achieve the anticipated benefits from any such collaboration or acquisition. To the extent such collaborations are with third-party licensors, New Guards may not control the distribution, design and development services, supply chain manufacturing capacity or timely shipments for any given licensed brand’s merchandise, and as a result may not have access to merchandise produced by those licensors at our desired volumes or on a timely basis, which could have an adverse effect on our business and results of operations. For example, in February 2022 New Guards formed a long-term strategic partnership with Reebok which (i) names New Guards as the core operating partner for Reebok across Europe; and (ii) appoints New Guards as the exclusive partner to create, curate and bring-to-market luxury collaborations and distribute premium Reebok products in over fifty countries. New Guards will not have control of the supply chain lifecycle of the products it distributes as Reebok’s core operating partner in Europe.

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

New Guards licenses, rather than owns, certain intellectual property related to certain brands within its brand portfolio, and such licenses generally include expiration dates and termination provisions. For example, New Guards’ license of the trademarks of the Off-White brand, which accounted for a majority of our Brand Platform GMV in the year ended December 31, 2021, expires in 2035 and includes a right for either party to opt out of the agreement effective as of January 1, 2026, subject to notice provisions. The agreement is also subject to standard termination rights related to unremedied material breaches of the license agreement and insolvency events.

Any failure to maintain or renew key license agreements on acceptable terms could damage our reputation and brand identity and could have a material adverse effect on our business, results of operations, financial condition and prospects.

Our New Guards business may be unable to maintain or increase sales through physical distribution channels.

Revenue attributable to our Brand Platform, which accounted for 20.7% of our total revenue in the year ended December 31, 2021, is primarily derived from the wholesale distribution of brands in the New Guards portfolio to carefully selected third-party distributors. We may be unable to maintain or increase sales of New Guards’ brands’ merchandise through these distribution channels for several reasons, including the following:

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

•	the distributors may experience disruptions, delays, slowdowns or other difficulties as a result of the COVID-19 pandemic and related response measures.

In addition, decisions we make with regard to our distribution strategy may impact our ability to retain or gain new distributors. For example, we intend to continue to reduce wholesale distribution of brands in the New Guards portfolio and restrict the geographic distribution by other online retailers to the extent permitted by applicable regulation, as we move to favor our own direct-to-consumer channels, which could impact our relationship with existing or future distributors.

If New Guards is unable to maintain or increase sales through its customary wholesale distribution channels, it could have a material adverse effect on our business, results of operations, financial condition and prospects.

Risks Relating to our Retail Stores

The operation of retail stores subjects us to numerous risks, some of which are beyond our control.

As of December 31, 2021, Browns operated two retail stores, Stadium Goods operated two retail stores and New Guards operated twelve Off-White stores as well as three Ambush stores, two Palm Angels stores and three Off-White outlets. In addition, New Guards has over sixty franchised retail stores and four seasonal stores across its various brands, and anticipates opening additional mono-brand stores in the short-to-medium term.

The operating costs of our retail stores could increase, or stores or facilities may be impacted by changes in the real estate market, demographic trends, site competition, dependence on third-party performance or the overall economic environment. In addition, as a result of the COVID-19 pandemic and related government orders we may be required to, or determine it is necessary to, temporarily close our Browns, Stadium Goods or New Guards brands’ retail stores, as we did at certain points in 2020. Public concern regarding the risk of contracting COVID-19 may itself materially and adversely affect our business, as consumers may be unwilling to visit many of the high-traffic locations in which we operate our stores for fear of being exposed to COVID-19. Reduced international travel stemming from travel restrictions and other measures implemented by governments around the world to reduce the spread of the COVID-19 pandemic could also diminish consumer traffic at our retail locations.

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

In addition, we lease office space in twelve countries and territories, and at considerable cost, which we may be unable to fully utilize, as a result of the COVID-19 pandemic. If we are unable to negotiate changes to the lease agreements on commercially acceptable terms, if at all, we would remain responsible for the lease obligations and incur costs with little benefit to us.

New Guards’ franchise business is subject to certain risks not directly within our control that could impair the value of our brands. New Guards enters into franchise agreements with unaffiliated franchisees to operate various brand stores in Asia, the Middle East, Australia, Canada, Italy and Greece. Under these agreements, third-parties operate, or will operate, stores that sell apparel and related products under various brand names. New Guards may enter into similar agreements in other countries or with regard to other brands in its portfolio in the future. The effect of these arrangements on New Guards’ business and results of operations is uncertain and will depend on various factors, including the demand for these products in new markets internationally and New Guards’ ability to successfully identify appropriate third-parties to act as franchisees, distributors, or in a similar capacity. In addition, certain aspects of these arrangements are not directly within New Guards’ control, such as franchisee financial stability and the ability of these third-parties to meet their projections regarding store locations, store openings, and sales. Other risks that may affect these third-parties include general economic conditions in specific countries or markets, foreign exchange rates, changes in diplomatic and trade relationships, restrictions on the transfer of funds, and political instability. Moreover, while the agreements we have entered into and plan to enter into in the future provide us with certain termination rights, the value of the brands in the New Guards portfolio could be impaired to the extent that these third-parties do not operate their stores in a manner consistent with New Guards’ requirements regarding its brand identity and consumer experience standards. Failure to protect the value of New Guards’ brands, or any other harmful acts or omissions by a franchisee, could have an adverse effect on our results of operations and our reputation.

Risks Relating to Ownership of our Class A Ordinary Shares

Our Chief Executive Officer, José Neves, has considerable influence over important corporate matters due to his ownership of us. Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares may view as beneficial.

Our Chief Executive Officer, Mr. Neves, has considerable influence over important corporate matters due to his ownership of us. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares are entitled to twenty votes per share, subject to certain exceptions. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or other entity, other than an affiliate of Mr. Neves, such Class B ordinary shares will be automatically and immediately converted into the equal number of Class A ordinary shares. Due to the disparate voting powers associated with our two classes of ordinary shares, Mr. Neves holds approximately 71.8% of the aggregate voting power of our company. As a result, Mr. Neves has considerable influence over matters such as electing or removing directors, approving any amendments to our Articles and approving material mergers, acquisitions or other business combination transactions. In addition, under our Articles, our Board of Directors will not be able to form a quorum without Mr. Neves for so long as Mr. Neves remains a director. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares of the opportunity to sell their shares at a premium over the prevailing market price.

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

In our Annual Report on Form 20-F for the fiscal year ended December 31, 2020 (the “2020 Annual Report”), we reported two material weaknesses in the design and operation of our internal control over financial reporting that constituted material weaknesses. The control deficiencies resulted from (1) the operation of effective controls over information technology systems, including access over those systems, managing system changes and testing of system generated reports used in the execution of key manual controls; and (2) the implementation and documentation of internal control over financial reporting at the New Guards business. During the year ended December 31, 2021, management remediated the material weakness relating to the operation of effective controls over information systems. Refer to Item 15. “Controls and Procedures” for additional information.

As further described under Item 15. “Controls and Procedures,” management determined that we had one material weaknesses at December 31, 2021, relating to the operation of internal control over financial reporting at the New Guards business (Item (2) described above).

If we are unable to remediate our material weakness, our remediation efforts will take longer to remedy, as we identify new material weaknesses or we are otherwise unable to implement and maintain effective internal control over financial reporting and effective disclosure controls and procedures and satisfy other requirements as a public company, including the requirements of Section 404 of the Sarbanes-Oxley Act, and we may be unable to accurately report our financial results, or report them within the timeframes required by the SEC.

As we continue to evaluate and work to improve our internal control over financial reporting, management may determine whether to take additional measures, or modify the remediation plan described above or identify additional control deficiencies or material weaknesses. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Due to these inherent limitations in control systems, misstatements due to error or fraud may occur and not be detected. We cannot assure you that our remediation plan will be sufficient to prevent future material weaknesses from occurring. There is no assurance that we will not identify additional material weaknesses or deficiencies in our internal control over financial reporting in the future.

As our senior management is unable to conclude that we have effective internal control over financial reporting or to certify the effectiveness of such controls, and as our independent registered public accounting firm cannot render an unqualified opinion on our internal control over financial reporting and, to the extent that additional material weaknesses or deficiencies in our internal controls are identified, we could be subject to sanctions or investigations by the New York Stock Exchange (“NYSE”), the SEC or other regulatory authorities, investors may lose confidence in the accuracy and completeness of our financial reports, we may face restricted access to the capital markets and our share price may be adversely affected.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2022. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we would be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We would also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders would become subject to the short‑swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the NYSE. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange. These expenses would relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP in the future.

As we are a foreign private issuer and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements.

As a foreign private issuer, we have the option to follow certain home country corporate governance practices rather than those of the NYSE, provided that we disclose the requirements we are not following and describe the home country practices we are following, and we intend to rely on this “foreign private issuer exemption” with regard to certain matters. Specifically, the NYSE rules require, in certain circumstances, shareholder approval for equity compensation plans, material revisions to those plans and equity issuances above specified amounts and/or to specified persons, which is not required under Cayman Islands law. We intend to follow home country law in determining whether shareholder approval is required. We may in the future elect to follow home country practices with regard to other matters. As a result, our shareholders do not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance standards and shareholder approval requirements. Refer to Item 16G. “Corporate Governance.”

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

Our corporate affairs are governed by our Articles, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take legal action against our Directors and us, actions by minority shareholders and the fiduciary responsibilities of our Directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our Directors under the laws of the Cayman Islands are not as clearly defined as under statutes or judicial precedent in existence in jurisdictions in the United States. Therefore, you may have more difficulty protecting your interests than would shareholders of a corporation incorporated in a jurisdiction in the United States, due to the comparatively less well-developed Cayman Islands law in this area.

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

If a merger or consolidation is effected under the statutory merger regime, shareholders who dissent from the merger or consolidation will have limited appraisal rights, namely the right to receive payment of the “fair value” of their shares as determined by the Grand Court in accordance with Section 238 of the Companies Act if the merger or consolidation is completed, but only if they deliver, before the vote to authorize and approve the merger or consolidation is taken at a general meeting, a written objection to the merger and subsequently comply with all procedures and requirements of Section 238 of the Companies Act for the exercise of dissenters’ rights. The fair value of each of their shares as determined by the Grand Court under the Companies Act could be more than, the same as, or less than, the per share merger consideration they would receive pursuant to the merger agreement if they do not exercise dissenters’ rights with respect to their shares. Appraisal rights are ordinarily available where the consideration offered under the merger is payable in cash or, in some instances, the unlisted securities of a third-

party. Shareholders of Cayman Islands exempted companies, such as ours, have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders. Our Directors have discretion under our Articles to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

Our Articles contain provisions that may discourage unsolicited takeover proposals that shareholders may consider to be in their best interests. Our Board may be removed by an ordinary resolution of our shareholders. In addition, Board vacancies may be filled by an affirmative vote of the remaining Board members. In the event of a conversion of the Class B ordinary shares, the Board of Directors would be divided into three classes designated as Class I, Class II and Class III, respectively, as determined by the Chairman of our Board at the relevant time, and directors will generally be elected to serve staggered three-year terms. These provisions may make it more difficult to remove management.

Our Board has the ability to designate the terms of and issue preferred shares without shareholder approval.

Our Articles contain a prohibition on business combinations with any “interested” shareholder for a period of three years after such person becomes an interested shareholder unless: (1) there is advance approval of our Board of the proposed business combination prior to the shareholder becoming an interested shareholder; (2) the interested shareholder owns at least 85% of our voting shares at the time the business combination commences; or (3) the combination is approved by shareholders holding at least two‑thirds of the votes attaching to the ordinary shares that are not held by the interested shareholder.

Taken together, these provisions may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our Class A ordinary shares.

There may be difficulties in enforcing foreign judgments against us, our directors or our management.

Certain of our Directors and management and certain of the other parties named in this Annual Report reside outside of the United States. Most of our assets and such persons’ assets are located outside the United States. As a result, it may be difficult or impossible for investors to effect service of process upon us within the United States or other jurisdictions, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws.

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

As a holding company, our principal source of cash flow is distributions or payments from our operating subsidiaries. Therefore, our ability to fund and conduct our business, service our debt and pay dividends, if any, in the future will depend on the ability of our subsidiaries and intermediate holding companies to make upstream cash distributions or payments to us, which may be impacted, for example, by their ability to generate sufficient cash flow or limitations on the ability to repatriate funds whether as a result of currency liquidity restrictions, monetary or exchange controls or otherwise. Our operating subsidiaries and intermediate holding companies are separate legal entities, and although they are directly or indirectly wholly owned and controlled by us, they have no obligation to make any funds available to us, whether in the form of loans, dividends or otherwise. To the extent the ability of any of our subsidiaries to distribute dividends or other payments to us is limited in any way, our ability to fund and conduct our business, service our debt and pay dividends, if any, could be harmed.

We may be treated as a passive foreign investment company, which could result in material adverse tax consequences for investors in our Class A ordinary shares subject to U.S. federal income tax.

We would be classified as a passive foreign investment company (“PFIC”) for any taxable year if, after the application of certain look‑through rules, either: (1) 75% or more of our gross income for such year is “passive income” as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended (the “Code”), or (2) 50% or more of the value of our assets, determined on the basis of a quarterly average, during such year is attributable to assets that produce or are held for the production of passive income. Based on our market capitalization, and composition of our income, assets and operations, we do not believe we were a PFIC for the taxable year that ended on December 31, 2021, and we do not expect to be treated as a PFIC in the foreseeable future. However, our status as a PFIC in any taxable year requires a factual determination that depends on, among other things, the composition of our income, assets, and activities in each year, and can only be made annually after the close of each taxable year. Therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or for any future taxable year. If we are treated as a PFIC for any taxable year during which a U.S. Holder (as defined in Item 10. “Additional Information – E. Taxation – U.S. Federal Income Tax Considerations”) holds our Class A ordinary shares, the U.S. Holder may be subject to material adverse tax consequences upon a sale, exchange, or other disposition of our Class A ordinary shares, or upon the receipt of distributions in respect of our Class A ordinary shares. We cannot provide any assurances that we will assist investors in determining whether we or any of our non‑U.S. subsidiaries are a PFIC for any taxable year. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to their investment in our Class A ordinary shares. For further discussion, refer to Item 10. “Additional Information – E. Taxation – U.S. Federal Income Tax Considerations.”

If a U.S. person is treated as owning at least 10% of our shares, such holder may be subject to adverse U.S. federal income tax consequences.

Depending upon the aggregate value and voting power of our shares that U.S. persons are treated as owning (directly, indirectly, or constructively), we could be treated as a controlled foreign corporation (“CFC”). Additionally, because our Group consists of one or more U.S. subsidiaries, certain of our non‑U.S. subsidiaries will be treated as CFCs, regardless of whether or not we are treated as a CFC (although there is currently a pending legislative proposal to significantly limit the application of these rules). If a U.S. person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our shares, such person may be treated as a “U.S. shareholder” with respect to each CFC in our Group (if any), which may subject such person to adverse U.S. federal income tax consequences. Specifically, a U.S. shareholder of a CFC may be required to annually report and include in its U.S. taxable income its pro rata share of each CFC’s “Subpart F income,” “global intangible low‑taxed income” and investments in U.S. property, whether or not we make any distributions of profits or income of a CFC to such U.S. shareholder. If you are treated as a U.S. shareholder of a CFC, failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations with respect to your U.S. federal income tax return for the year for which reporting was due from starting. Additionally, a U.S. shareholder that is an individual would generally be denied certain tax deductions or indirect foreign tax credits that may otherwise be allowable to a U.S. shareholder that is a U.S. corporation. We cannot provide any assurances that we will assist investors in determining whether we or any of our non‑U.S. subsidiaries are treated as CFCs or whether any investor is treated as a U.S. shareholder with respect to any of such CFCs, nor do we expect to furnish to any U.S. shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The IRS has provided limited guidance on situations in which investors may rely on publicly available alternative information to comply with their reporting and tax paying obligations with respect to foreign-controlled CFCs. U.S. investors should consult their advisors regarding the potential application of these rules to their investment in the Class A ordinary shares.

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

•	limit our flexibility in planning for, or reacting to, changes in our business and in the fashion industry; and

•	limit our ability to borrow additional funds.

Any agreements evidencing or governing other future indebtedness may contain certain restrictive covenants that could limit our ability to engage in certain activities that are in our best interest.

To service our indebtedness, we require cash, and our ability to generate cash is subject to many factors beyond our control.

Our ability to make payments on and to refinance our existing and any future indebtedness, including our 5.00% convertible senior notes due 2025 (the “February 2020 Notes”), 3.75% convertible senior notes due 2027 (the “April 2020 Notes”) and 0.00% convertible senior notes due 2030 (the “November 2020 Notes”) (collectively, the “Notes”), and to fund planned capital expenditures will depend on our ability to generate cash in the future. This is subject, to a certain extent, to general economic, financial, competitive, regulatory and other factors that are beyond our control.

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

These and other factors, many of which are beyond our control, may cause our operating results and the market price and demand for our Class A ordinary shares to fluctuate substantially. In addition, if any of the securities or industry analysts who cover us or may cover us in the future change their recommendation regarding our Class A ordinary shares adversely, or provide more favorable recommendations about our competitors, the price of our Class A ordinary shares would likely decline. Fluctuations in our quarterly operating results could limit or prevent investors from readily selling their Class A ordinary shares and may otherwise negatively affect the market price and liquidity of our Class A ordinary shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the shares. If any of our shareholders bring a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

We have incurred and expect to continue to incur costs as a result of operating as a public company, and our management will be required to continue to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company we incur significant legal, accounting, insurance and other expenses. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the NYSE and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel devote a substantial amount of time to ensure that we comply with all of these reporting requirements, rules and regulations, and such requirements, rules and regulations increase our legal and financial compliance costs and make certain activities more time consuming and costly. In addition, these laws, rules and regulations also make it more difficult and more expensive for us to obtain certain types of insurance, including director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These factors could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, the committees of our Board of Directors or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to the delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

Furthermore, as a publicly traded company, we are required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which require management to certify financial and other information in our annual reports and provide an annual management report on the effectiveness of control over financial reporting. We are required to disclose material changes in internal control over financial reporting on an annual basis and are also required to complete an annual assessment of our internal control over financial reporting pursuant to Section 404, and management’s report related to such assessment must be included in our annual reports on Form 20-F. Additionally, we are required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm.

To achieve compliance with Section 404 and as part of our efforts to remediate any material weaknesses identified, we have had to engage in a process to document and evaluate our internal control over financial reporting, which has been both costly and challenging. In this regard, we have had to continue to dedicate internal resources and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. If we are unable to remediate any existing material weakness and/or identify additional material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our consolidated financial statements. As a result, the market price of our Class A ordinary shares could be negatively affected, and we could become subject to investigations by the NYSE, the SEC or other regulatory authorities, which could require additional financial and management resources.

We may not pay dividends on our Class A ordinary shares in the future and, consequently, your ability to achieve a return on your investment will depend on the appreciation in the price of our Class A ordinary shares.

We may not pay any cash dividends on our Class A ordinary shares in the future. Any decision to declare and pay dividends in the future will be made at the discretion of our Board of Directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our Board of Directors may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any future outstanding indebtedness we or our subsidiaries incur. Therefore, any return on investment in our Class A ordinary shares is solely dependent upon the appreciation of the price of our Class A ordinary shares on the open market, which may not occur. Refer to Item 8. “Financial Information – A. Consolidated Statements and Other Financial Information – Dividend Policy.”

Item 4. Information on the Company

A. History and Development of the Company

Corporate Information

We were incorporated as Farfetch Limited in the Cayman Islands on May 15, 2018 as an exempted company with limited liability under the Companies Act. Exempted companies are Cayman Islands companies whose operations are conducted mainly outside of the Cayman Islands. Our principal executive offices are located at The Bower, 211 Old Street, London EC1V 9NR, United Kingdom. Our telephone number at this address is +44 (0) 20 7549 5400. Prior to our incorporation in the Cayman Islands, we conducted our business through Farfetch.com Limited, incorporated with limited liability under the laws of the Isle of Man with registered number 000657V, and its subsidiaries.

For a discussion of our principal capital expenditures, refer to Item 5. “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources,” Item 4. “Information on the Company — D. Property, Plant and Equipment” and Note 17, Property, plant and equipment, within our Consolidated financial statements included elsewhere in this Annual Report.

Our agent for service of process in the United States is CT Corporation, whose address is 28 Liberty Street, New York, New York 10005.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers, such as us, that file electronically with the SEC at www.sec.gov. Our website address is www.farfetchinvestors.com. The information contained on our website is not incorporated by reference in this Annual Report.

Palm Angels

On July 20, 2021, New Guards completed the acquisition of 60% of the outstanding equity interests of Palm Angels S.r.l. (“Palm Angels”), the owner of the Palm Angels trademarks. In addition, New Guards agreed to a put and call option with the remaining shareholders of Palm Angels, which would require New Guards to purchase the remaining 40% of outstanding equity interests of Palm Angels in 2026, to the extent either the put or call option was exercised. In conjunction with this transaction, New Guards also increased its total ownership of Venice S.r.l (“Venice”), the operating company of the Palm Angels brand, to 100% through the acquisition of the remaining 31% of the outstanding equity interests of Venice.

Farfetch China

In November 2020, we announced a partnership with Alibaba and Richemont to make available our luxury shopping channel on Alibaba’s e-commerce platform, Tmall Luxury Pavilion. We refer to the joint venture entity that conducts our Farfetch Marketplace operations in the China region as “Farfetch China.”  As part of this partnership, on November 17, 2020 we issued to Alibaba and Richemont an aggregate of $600 million ($300 million each) of the November 2020 Notes, and they agreed to make a strategic investment in Farfetch China. In August 2021, together Alibaba and Richemont completed their combined strategic investment of $500 million ($250 million each) in exchange for a combined 25% ownership (12.5% each) in Farfetch China and its subsidiaries, the group through which Farfetch Marketplace operations in the China region, including its operations on Tmall Luxury Pavilion, are conducted.

In addition, under certain specified circumstances Alibaba and Richemont have an option to purchase a further combined 24% of Farfetch China or convert their existing 25% into our Class A ordinary shares, in each case, from the third to the fifth year of the joint venture’s formation. Also, under certain specified circumstances, we can require the conversion of Alibaba and Richemont’s joint shareholding in Farfetch China into our Class A ordinary shares, in which case Alibaba and Richemont would retain their right to acquire the aforementioned additional shares in Farfetch China. In addition to the above, from the first to the tenth year anniversary of the joint venture’s formation, Alibaba and Richemont will have the further right to convert some or all of their joint shareholding in Farfetch China into our Class A ordinary shares on the occurrence of certain customary events, including without limitation a change of control or an event of default.

B. Business Overview

Our Mission

Farfetch exists for the love of fashion. We believe in empowering individuality. Our mission is to be the leading global platform for the luxury industry, connecting creators, curators and consumers.

Overview

Founded in 2007 by José Neves and launched in 2008, Farfetch is the leading global platform for the luxury fashion industry. Our businesses include:

•

The Farfetch Marketplace – the largest global digital luxury fashion marketplace at scale connecting, as of December 31, 2021, consumers in over 190 countries and territories with merchandise in more than 50 countries from over 1,400 brands, boutiques and department stores, delivering a unique shopping experience and access to the most extensive selection of luxury at a single destination.

•

Farfetch Platform Solutions – our white-label enterprise offering to the luxury industry, which builds and operates e-commerce and technology solutions for luxury brands and retailers, utilizing the proprietary Farfetch platform. FPS also offers our luxury sellers ancillary services, including digital marketing, production, and customer service. FPS operates as the enabler of our LNR vision, facilitating the digitization of enterprise clients’ businesses, in addition to commercializing and scaling solutions developed by Farfetch Future Retail, including Connected Retail, which was previously called Store of the Future.

•

Farfetch Future Retail – the retail innovation arm of our LNR vision, which is focused on creating the customer experience of the future, and develops and implements technology solutions to support luxury sellers’ retail visions of creating new luxury experiences by seamlessly connecting the digital, physical and virtual realms with the consumer at the center.

•

Browns – an iconic British fashion and luxury goods retailer. Browns leverages our digital platform applications by selling through the Farfetch Marketplace, the Browns website and iOS app, which are powered and operated by FPS. Browns also operates two physical stores in London, pioneering Farfetch Future Retail innovations, such as connected retail products, developed in conjunction with our LNR vision and implemented by FPS.

•	Stadium Goods – a premium sneaker and streetwear marketplace and retailer connecting sneakerheads around the world with merchandise primarily supplied by consigners.
•

New Guards – a platform that uses a single common infrastructure and model to incubate and grow emerging talent into highly sought-after brands. New Guards designs, manufactures and distributes sought-after luxury fashion brands including Off-White, Palm Angels, Ambush, and Heron Preston, among others.

We organize and report our business in three reportable operating segments: Digital Platform, Brand Platform and In-Store.

The Digital Platform segment activities include the Farfetch Marketplace, FPS, BrownsFashion.com, StadiumGoods.com, Farfetch Future Retail, and any other online sales channel operated by the Group, including the respective websites of the brands in the New Guards portfolio. It derives its revenues mostly from transactions between sellers and consumers or customers conducted on our technology platforms, and primarily operates a revenue share model where we retain commissions and related income from these transactions. The Digital Platform segment also includes direct-to-consumer sales of owned product, referred to as “first-party sales,” which include “first-party original” product developed by brands in the New Guards portfolio, through the Farfetch Marketplace and New Guards’ brands’ owned e-commerce websites, for which we retain the full amount of the sale.

The Brand Platform segment is comprised of production and wholesale distribution of brands owned and licensed by New Guards, and includes franchised store operations.

The In-Store segment covers the activities of stores we operate, including Browns, Stadium Goods and certain brands in the New Guards portfolio. Revenues are derived from sales made in these physical stores.

We are the leading global platform for the luxury fashion industry, and we take an integrated approach to operating our businesses across the digital, physical and virtual realms to serve our mission to connect the world's creators, curators and consumers.  These businesses are reflected in our three reporting segments as follows:

Our business has grown significantly, as evidenced by the following:

•	As of December 31, 2021, we had 3,687,000 Active Consumers, up 22% since December 31, 2020. As of December 31, 2020, we had 3,024,000, up 46% since December 31, 2019.
•	Our GMV for 2021 was $4,230 million, up 33% over 2020, and was $3,187 million in 2020, up 49% from 2019.
•	Our revenue for 2021 was $2,257 million, up 35% from 2020, and was $1,674 million in 2020, up 64% from 2019.
•	Our Digital Platform Services Revenue for 2021 was $1,386 million, up 34% over 2020, and was $1,033 million in 2020, up 47% over 2019.

For geographical and segmental revenue, see Note 6, Segmental and geographical information included within our Consolidated financial statements elsewhere in this Annual Report.

Seasonality

Our business is seasonal in nature. Historically, our business has realized a disproportionate share of our revenue and earnings for the year in the fourth quarter, attributable primarily to the impact of the year-end holiday season and seasonal promotions. Our Brand Platform segment operates to a wholesale cycle which has traditionally seen higher levels of sales in the first and third quarters of the year as compared to the second and fourth quarters of the year. However during 2021 the business moved to the more consistent drop strategy that has flattened the phasing across the year.

In 2021, our revenues in the first, second, third and fourth quarters represented 22%, 23%, 26% and 29%, respectively, of our total revenues for the year. This is compared to 20%, 22%, 26% and 32%, respectively, in 2020.

As a result of these factors, our financial results for any single quarter or for periods of less than one year are not necessarily indicative of the results that may be achieved for a full fiscal year.

Our Growth Strategies

The key elements of our growth strategies include:

•	Strengthening and expanding our luxury partnerships

Adding new luxury sellers and increasing products offered by existing ones. We intend to capitalize on luxury brands and retailers’ increasing adoption of online channels. As our new and existing brand partners have taken actions to tilt their distribution strategy away from wholesale towards direct-to-consumer, our strategy includes continuing to evolve our value proposition and focusing on delivering full-price sales to further increase the attractiveness of Farfetch’s multi-brand e-concession model. We expect these strategies will result in more brands, boutiques and department stores and new types of retailers joining the Farfetch Marketplace, and expanded breadth and depth of supply from our existing luxury seller base. We have also been able to establish and strengthen our relationships with brands through Browns, which has a legacy of supporting new talent and works closely with brands through collaborations. In addition, we plan to launch beauty as a category in 2022, which we expect will further deepen and expand our relationships with luxury sellers by providing a direct-to-consumer online channel for their beauty offerings. In January 2022, we announced the acquisition of luxury beauty retailer, Violet Grey, ahead of the anticipated beauty launch.

Partnering and expanding enterprise relationships with luxury sellers. We plan to continue to grow our enterprise offerings to luxury brands and retailers as they increasingly prioritize online channels. Beyond selling products via the Farfetch Marketplace, partnering with Farfetch also enables the digitization of brands and retailers, powering their own sites, stores and fulfilment operations with our platform and Luxury New Retail proposition. We will increasingly encourage luxury sellers to utilize our Platform capabilities, such as Media Solutions and Fulfilment by Farfetch. Media Solutions allows luxury brands to leverage our highly relevant luxury audience and first-party data to pursue marketing opportunities on the Farfetch Marketplace, and Fulfilment by Farfetch leverages Farfetch’s logistics and data capabilities to offer fulfilment solutions for luxury partners. As a step forward for our Fulfilment by Farfetch initiative, we announced in November 2021 the plan to form a joint venture with Clipper Logistics.

•	Capturing opportunities in China

Attracting the Chinese luxury consumer. Over the next five years, mainland China is expected to become the largest luxury market and represent more than $100 billion in annual luxury sales by 2025. This represents a significant opportunity for us, and we have invested in people and technology, centrally and locally, to support our continued growth. With mainland China as the second largest market by GMV for the Farfetch Marketplace for the year ended December 31, 2021, we are one of a limited number of Western e-commerce companies which has demonstrated success in penetrating China. We have achieved this in part by investing in localization, including a localized website and apps, our storefront on Tmall Luxury Pavilion, WeChat stores and WeChat Mini programs, private client stylists, customer service teams, locally preferred payment methods, and a cross-border customs clearance solution. We intend to continue to build on this success by investing to build our audience as well as increase our overall brand awareness in China in all channels, including our own apps where most of our business is conducted. We also plan to invest in innovative new features, pursue exclusive partnerships with luxury brands in China and further tailor our offering for the Chinese consumer, including bringing products closer to consumers by leveraging our Fulfilment by Farfetch capabilities in the region.

Establishing partnerships. In August 2021, we announced the completion of the Farfetch China joint venture, in partnership with Alibaba and Richemont, which includes Farfetch Marketplace operations in the China region, as well as our operations on Tmall Luxury Pavilion which was launched in March 2021. This channel is intended to drive awareness of the Farfetch brand in China and expand the reach of our global luxury platform to Alibaba’s Tmall Luxury Pavilion consumers, offering luxury brands an opportunity to also elevate their brand awareness with Chinese consumers, while also significantly expanding their addressable market of luxury consumers through their participation on the Farfetch Marketplace.

•	Pursuing the platform and Luxury New Retail vision

Accelerating the digitization of the global luxury industry. Luxury New Retail is our overarching strategy aiming to redefine the future of luxury retail for Farfetch and the luxury industry at-large. This strategy is activated via our Farfetch Platform Solutions business unit which offers a full scale of enterprise solutions including our connected retail suite of products and other emerging technologies powered by the Farfetch platform. These solutions are aimed at serving both mono-brand and multi-brand distribution strategies for luxury brands and retailers, including fully connected e-commerce websites and apps, connected retail technology, and access to the Farfetch and Tmall Luxury Pavilion marketplaces via a single integration with our platform. Farfetch Platform Solutions works as our implementation arm of these solutions, commercializing and enabling these for luxury industry partners. To help advance the LNR vision, we have formed a steering group comprised of our founder and Chief Executive Officer, José Neves, Alibaba Chairman and Chief Executive Officer, Daniel Zhang, Richemont Chairman, Johann Rupert and Artemis Chairman, François-Henri Pinault. With LNR, our aim is to position ourselves as a digital enabler of brand and retail partners to enable us to not only serve the online luxury market, but to also address the digital strategies of our enterprise partners’ physical, digital and virtual channels, and therefore, the wider global luxury industry.

Driving interactions in our platform ecosystem. Initially built for the Farfetch Marketplace, our platform, consisting of data, technology and operations infrastructure, is now also utilized by Browns, Stadium Goods and the New Guards portfolio of brands, as well as our FPS partners (as our enterprise solutions are built on our platform) and underpins our LNR vision. We continue to drive interactions between our business units to leverage our platform including optimizing our global logistical and operational capabilities, which include our Fulfilment by Farfetch initiative, which offers fulfilment solutions for luxury partners. We expect to continue to invest in people, product and infrastructure to drive innovation and scale, and continue to add platform features to allow brands and retailers that use our platform (as luxury sellers on the Farfetch Marketplace and as FPS partners) to create and tailor their own digital experiences online and offline. A key benefit of our platform approach is that new features developed for our direct-to-consumer channels, including the Farfetch Marketplace and existing FPS partners can become available to existing and future platform clients. To further strengthen our platform ecosystem, we also intend to partner with other innovative companies.

•	Building the Farfetch brand

Increasing brand awareness. We are building a unique brand with strong cultural relevance by focusing our messaging on our “only on Farfetch” proposition while also providing our consumers with the most widely available range of selection. While we have established a significant position in the luxury industry, we believe we have an opportunity to further increase our market share by growing our brand awareness. During the year ended December 31, 2021, we launched upper-funnel brand activations  in key luxury markets focused on building brand love and an emotional connection with consumers, with the intention to build brand awareness, preference, and an emotional connection with our brand. We believe that with continued investment in brand marketing, data-led insights and effective consumer targeting, we can expand and strengthen our reach, and we intend to continue a “full-funnel” approach to marketing to continue to build our brand and capture consumer intent through digital channels.

     Growing New Guards. New Guards’ brands bring cultural relevance to the Farfetch brand by providing sought-after products and exclusive access to merchandise, which can drive significant visibility and consumer engagement with limited marketing investment. We will continue our initiative to increase the mix of higher-margin direct-to-consumer revenue across New Guards’ brand portfolio by enabling multi-brand sales via the Farfetch Marketplace, and mono-brand sales via their direct-to-consumer channels hosted by FPS, in addition to leveraging our Fulfilment by Farfetch facilities. We have seen these efforts significantly increase the mix of online direct-to-consumer revenue from 2% of

New Guards’ revenue for the twelve months prior to the acquisition in August 2019 to 18% for the year ended December 31, 2021. We see an opportunity to continue to increase this mix by further leveraging New Guards’ merchandising approach in combination with the digital capabilities of our platform. As part of this strategy, we also launched Tmall Luxury Pavilion stores for Off-White, Palm Angels and Ambush in January 2022. In addition, we plan to continue to grow our Brand Platform segment, which remains profitable and helps expand the relevance of the New Guards brands, while continuing to implement a thoughtful approach to distribution, including proactively reducing or eliminating product allocations to non-strategic online wholesale partners in our effort to prioritize long-term brand value over short-term revenues. In February 2022, New Guards further expanded its portfolio of brands with the signing of agreements with Authentic Brands Group to become the exclusive partner to curate, create and bring to market Reebok’s luxury collaborations, as well as a core operating partner for the brand across Europe and distributor of premium Reebok products in the United States, Canada, Europe and certain other key markets.

•	Delivering an unrivaled global customer experience

Attracting and retaining consumers. Our strategy is to leverage the acceleration of what we believe to be the sustained adoption of online channels by luxury consumers, to retain our consumers and attract new ones. This includes ensuring that through the breadth and depth of our curated supply, which is enhanced by first-party supply from New Guards, Browns and Stadium Goods, as well as our comprehensive approach to data and analytics, we are able to offer our consumers the merchandise that they want. We will seek to continue to leverage our vast data resources and refine our approach to data analytics, allowing us to further optimize and improve our marketing approach and create a more relevant, personalized consumer experience, with the objectives of bringing new consumers to our direct-to-consumer channels and motivating existing consumers to visit our apps and sites more often, transact more efficiently and increase their order values. We will further focus on consumer retention by optimizing our ACCESS loyalty program to increase awareness of the program and the benefits to consumers of returning to Farfetch for their luxury purchases. Our strategy also includes specific activities to attract and retain our private clients, our most valuable consumers.

Expanding into new categories and offerings.  We aim to expand our product offering for consumers on our direct-to-consumer channels and create additional opportunities for luxury sellers on the Farfetch Marketplace by expanding into other luxury categories and offerings. We will continue to invest in new categories attractive to our luxury consumers. This includes beauty, which we intend to launch on the Farfetch Marketplace in 2022 in a manner that enables beauty brands to launch their products on Farfetch via our e-concession model and benefit from the higher margins that entails. We also intend to expand on our successes with kidswear, a category that saw faster GMV growth than the Farfetch Marketplace in the year ended December 31, 2021, and watches and fine jewelry, which has particular appeal to our high-value private clients and grew faster than Farfetch Marketplace in the year ended December 31, 2021. We also expect to continue to invest in expanding our pre-owned offering category as we amplify our Positively Farfetch sustainability proposition. In our aim to become the leading global platform for pre-owned luxury, in December 2021, we acquired Luxclusif, a business-to-business service provider with a successful turnkey solution enabling the acquisition, authentication and sale of second-hand luxury goods, which we believe will allow us to significantly accelerate our pre-owned capabilities through the development of key technology and service features.  Where new categories and offerings require innovation within our platform, we will aim to make such innovations available to our FPS partners.

Our Luxury New Retail Vision

We believe the future of luxury fashion retail will be defined by the reinvention of the customer experience, through online and offline integrations. Originally, we coined the term ‘Augmented Retail’ to describe our vision for bringing the online and offline luxury worlds together. We unveiled this vision of Augmented Retail, taking the magic of the physical store experience and bringing it together with the advantages of the online and digital experience, underpinned by use of data, in 2017. LNR represents the evolution of this vision. The LNR vision, announced in November 2020, is our overarching strategy aiming to redefine the future of luxury retail for

Farfetch and the luxury industry at-large. This strategy is activated via our Farfetch Platform Solutions business unit which offers a full scale of enterprise solutions including our connected retail suite of products and other emerging technologies powered by the Farfetch platform.

The LNR vision seeks to enable the digitization of the luxury industry and how customers will shop for luxury in the future by leveraging Farfetch’s platform elements including our Marketplaces, Farfetch Platform Solutions, New Guards and our stores.

Our Marketplaces

The Farfetch Marketplace

The Farfetch Marketplace is the largest digital luxury marketplace in the world, connecting two sides of the luxury fashion market: consumers from over 190 countries and territories and luxury sellers in over 50 countries.

For consumers, we provide curated access to, as of December 31, 2021, over 3,400 different brands from over 1,400 luxury sellers, including over 820 of the world’s leading luxury retailers and 590 brands. Our marketplace model allows us to aggregate supply from a large number of globally distributed sources, offering consumers both breadth and depth of luxury merchandise while incurring minimal inventory risk and without capital intensive retail operations. Consumers are able to engage with us across our website and iOS and Android apps, including our apps developed specifically for our consumers in China, as well as on our Tmall Luxury Pavilion storefront launched in March 2021.

For luxury sellers we facilitate the connection to over three million Active Consumers, as of December 31, 2021. The Farfetch Marketplace is a global multi-brand luxury platform that offers brands direct-to-consumer distribution via an e-concession model. The proposition for brands includes full control over merchandising and pricing together with competitive margins vis-à-vis wholesale distribution. In our marketplace model, more brands, boutiques and department stores on the Farfetch Marketplace increases the choices available to consumers, and more consumers on the Farfetch Marketplace increases the potential sales for our luxury sellers, with New Guards giving us the ability to offer the broadest selection of, and exclusive access to, merchandise from the New Guards portfolio of brands further enriching our offering to consumers.

The Farfetch Marketplace also provides integrated, end-to-end services for luxury sellers, including content creation and end-to-end logistics and a localized luxury experience and customer care for Farfetch Marketplace consumers. In-house content creation allows us to achieve a luxury product presentation with a consistent look and feel, with short lead times and low cost. Our content creation process includes styling, photographing, photo-editing and content management. We have invested significant resources in developing our fully integrated logistics network. We have developed smart supply chain algorithms that are built around deep analytics which make our supply chain scalable, capital efficient and highly agile. These algorithms are developed at a platform level and therefore can also be utilized by our FPS clients. In addition, through our Fulfilment by Farfetch proposition we offer logistics solutions tailored to the luxury industry with our third-party logistics warehouses.

The Farfetch Marketplace is built on our modular end-to-end digital platform, which is built on an API-enabled proprietary technology stack. Our digital platform is built for multi-tenancy and multi-client use. This allows the same infrastructure and services architecture to support each of our Marketplaces, FPS and Farfetch Future Retail, as well as the tools we offer to our luxury sellers.

Browns provides a good example of our omni-channel approach in practice. Ownership of Browns has enabled us to understand the fashion ecosystem through the lens of a boutique. Browns leverages our digital platform applications by selling through the Farfetch Marketplace, the Browns website and the iOS apps, which are powered and operated by FPS, as well as operating stores with connected retail technology, developed by Farfetch Future Retail.

Farfetch Media Solutions and Partnerships

Farfetch Media Solutions and Partnerships operates at the intersection of luxury e-commerce and advertising. Through this service we provide luxury sellers advertising products and creative solutions to maintain authority and build credibility within an elevated, luxury e-commerce environment; drive awareness and engagement among the next generation of luxury shoppers while in the digital aisle; and create meaningful connections with customers through unique owned and operated partnerships that align with brand values and drive transactions. In the year ended December 31, 2021, Farfetch Media Solutions served campaigns for a diverse mix of over 85 partners.

Performance Marketing and Consumer Acquisition

We are focused on continuing to build brand recognition and a demand generation engine that connects our consumers with our luxury sellers. Through driving high consumer demand, we aim to create a better proposition for our luxury sellers.

We principally acquire consumers through online channels, including paid and organic search, metasearch, affiliate partnerships, display advertising and social channels. We can also use promotions to drive consumer acquisition (or retention) and sales on the Farfetch Marketplace. In addition, we have invested significant resources to establish systems that optimize paid search, and our team is highly-skilled at developing programs and algorithms to maximize our returns.

In 2021 we continued to invest in driving Farfetch app installs on new consumer mobile smartphones – via both the Apple IOS app store and the Android app store, which we believe drives the efficient growth of our luxury consumer base. Consumers who purchase through the app have historically had a higher lifetime value, on average, than consumers who purchase through other mediums.

Brand Marketing

We see a significant opportunity ahead in building awareness of, and engagement with, our brand. During the year ended December 31, 2021 we continued to build on the efforts initiated on September 2020, with our re-branding and first global brand campaign, through brand campaigns focused in China, the United Kingdom, the United States and the Middle East. The focus of these activations was the value of choice and personalization we offer to consumers and were launched across different channels, both online and offline, with the intention to build brand awareness, preference, and an emotional connection with our brand. We intend to continue a “full-funnel” approach to marketing in 2022 for the purpose of continuing to build our brand and develop consumer intent, leveraging innovation, content, and editorial features, as well as our partnerships with luxury brands.

Retention and Loyalty

We focus on building continuous dialogue with our consumers given their levels of engagement with luxury shopping. We do this by creating inspiring content and developing personalized and tailored product recommendations, which we distribute via email, push notifications, social media, display advertising and directly on the Farfetch Marketplace.

In 2021, we continued to build membership and awareness in our ACCESS loyalty program which provides consumers with benefits and rewards based on their annual spend on the Farfetch Marketplace. Based on the success of ACCESS, we have continued to invest in the program, including enhanced features to increase awareness of program benefits.

Farfetch Private Client

Farfetch Private Client caters to our most valuable and highest spending consumers. Our Private Client proposition is to make Farfetch the only place these valuable consumers need to go to for all of their luxury fashion needs.

We offer high-end services such as a dedicated personal shopper, priority access to a customer service line and Fashion Concierge services. Fashion Concierge allows Farfetch Private Client consumers to access exclusive merchandise and to source merchandise from sellers not on the Farfetch Marketplace via our stylists. We also provide Farfetch Private Client consumers with exclusive benefits, such as access to special items, events and experiences, early access to coveted items and sales, free shipping and a Farfetch Private Client app.

Stadium Goods Marketplace

Stadium Goods is a premium sneaker and streetwear marketplace specializing in new, never worn, merchandise for resale. Farfetch acquired Stadium Goods in January 2019 and it continues to operate as a standalone brand, increasingly leveraging Farfetch’s digital platform and expertise in technology, logistics, data, brand, marketing and geographic reach.

Stadium Goods operates an online marketplace (stadiumgoods.com) and iOS and Android apps. Stadium Goods’ stock is also available through third-party platforms, including Amazon.com, and is fully integrated into and available on the Farfetch Marketplace in all geographies. Stadium Goods has brick-and-mortar retail stores in the heart of New York City’s Soho neighborhood and in the Gold Coast neighborhood of Chicago. Additionally, Stadium Goods operates consignment intake centers in Soho, New York and the Bucktown neighborhood in Chicago.

Our Enterprise Solutions

Farfetch Platform Solutions

FPS is our enterprise offering to the luxury fashion industry, offering a modular suite of white-label technology solutions and services for luxury sellers. FPS delivers global, multi-channel e-commerce solutions that enable our brand and retailer partners to drive growth and innovation, seamlessly interact with their customers and build stronger and closer relationships, while allowing them to focus on the creative aspects of their businesses. In addition, FPS works as our implementation arm for products developed under Farfetch Future Retail, commercializing and bringing these solutions to luxury industry partners.

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

Because our FPS offering is built on our fully API-enabled digital platform, partnering with FPS allows for a flexible front-end suite of products, consisting of global websites, apps, WeChat stores and an in-store app, which helps in-store staff manage global inventory to enhance in-store engagements. Our back-end infrastructure allows our brand and retailer partners to synchronize their websites in real time with in-store and warehouse inventory, both from mono-brand stores and other suppliers in their distribution networks, and to facilitate customer-friendly services such as in-store pick-up and returns.

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

In 2022, we are planning to further modularize our FPS offering, being able to offer standalone modules such as global payments and logistics and e-concessions as a service to luxury industry partners. We believe this will allow us to broaden our enterprise clients base, as we continue to enable the digitization of the luxury industry.

Farfetch Future Retail

We believe that consumers are channel agnostic, and will increasingly seek ultra-personalized experiences across physical, online and digital channels, expecting those worlds to be seamlessly connected. Our LNR vision reflects the retail experience of the future by giving retailers visibility to their customers’ preferences, both in-store and online, enabling them to enhance the services they can offer. Consistent with this vision, we have developed a range of services and technologies to progress innovation in the luxury industry. For example, during 2021 we launched new products and services through our open innovation strategy, which uses a partnership model to deliver new commercially successful experiences. In 2021 these included an expansion of our virtual try on and our Second Life service, and new connected retail initiatives. In 2022 we intend to continue to expand our open innovation strategy to deliver a new wave of digital luxury experiences.

Farfetch Future Retail is our retail innovation arm focused on creating the new customer experience of the future. We seek to create and initiate new technology solutions that support the transformation of the entire luxury industry. For example, Farfetch Future Retail has developed technologies designed to merge online, offline and virtual experiences.

Browns also serves as an incubation space for the Farfetch Future Retail, testing and showcasing innovative solutions to meet the needs of the multichannel, luxury consumer. Browns opened a new flagship store in London’s Mayfair in 2021. The new store, which replaced Browns’ previous store in Mayfair, will continue to pioneer innovations developed under our LNR initiative, including the connected retail solutions (previously called Farfetch Store of the Future). These solutions are also currently leveraged by CHANEL on its flagship boutique at 19 rue Cambon, Paris and three other CHANEL boutiques in Paris and Monaco, and by Thom Browne, which utilizes our in-store app.

New Guards

In August 2019, we acquired New Guards. New Guards operates as a platform that uses a single common infrastructure model to incubate and grow emerging talent into highly sought-after brands. New Guards designs, manufactures and distributes luxury brands including Off-White, Palm Angels, Ambush and Heron Preston, among others, through a shared services model. New Guards sources all of its merchandise from independent contract manufacturers, and, as a result, New Guards is inventory light relative to the scale of its business.

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

Other Services

Fulfilment by Farfetch

We offer a luxury logistics solution with our third-party logistics warehouses in Italy, the Netherlands, the United Kingdom, the United States and China, with a new warehouse in Hong Kong to become operational in 2022, which handle our first-party stock and luxury sellers can utilize to handle their fulfilment and allocate stock closer to consumers. We use proprietary data insights to predict where the product should be sitting with stock stored in strategically placed locations. This allows us to service consumers more efficiently, limits the distance our product travels in carrier networks, provides advantages for consumers, and removes friction from the growth of supply for our luxury sellers.

Our Stores

While the proportion of luxury sales through e-commerce continues to increase, physical retail remains a crucial part of the sales journey for the luxury customer. According to Bain, in both 2020 and 2021 approximately 78% of personal luxury goods were bought in physical stores. Bain estimates that approximately 70% of personal luxury goods will be bought in physical stores in 2025.

We are taking advantage of the power of the physical realm, including leveraging the brand-building and marketing opportunities afforded by a well-placed and well-presented store, with a number of our businesses, including Browns, Stadium Goods, Off-White and Palm Angels, operating physical retail locations.

Environmental, Social and Governance – Positively Farfetch

Farfetch aims to be the premier platform for good in luxury fashion, while empowering everyone we work with to think, act and choose positively. This mission drives our Environmental, Social and Governance (“ESG”) initiatives. “Positively Farfetch” is the strategy that seeks to embed this mission - through initiatives and a focus on environmental impact reduction, diversity and inclusion, positive social impact and governance in and across our business. The strategy has been supported by the findings of a materiality assessment carried out by Farfetch in collaboration with our internal and external stakeholders.

The Positively Farfetch strategy includes four key pillars, each of which aligns with our core business drivers. For each strategic pillar we have a clear, long-term, and ambitious goal for 2030 (the “2030 Goals”).

Positively Cleaner is focused on environmental impact reduction and, with a significant need to drive supply chain efficiency to achieve this, is expected to help us become a more cost-efficient business. Farfetch continues to work together with other global businesses to help find solutions to tackle climate change, biodiversity and ocean health as a signatory of both the G7 Fashion Pact and the UN Fashion Industry Charter. We continued to offset carbon emissions associated with all deliveries and returns related to orders from the Farfetch Marketplace and Browns. This is communicated to consumers as our Climate Conscious Delivery promise. In addition, we continued to implement various packaging and logistics efficiency projects and increased our use of sustainably sourced and fully recyclable packaging globally. Under the 2030 Goals, we are seeking to achieve net zero through a reduction in our emissions in line with Science Based Targets, by achieving 100% renewable energy use in our scopes 1 and 2 emissions, driving efficiencies in our scope 3 emissions by collaborating with our suppliers, and offsetting unavoidable emissions through verified offset projects. We are also supporting our wider value chain, outside our footprint boundary, to reduce their emissions.

Positively Conscious is focused on helping our consumers to make positive choices that consider the impact on the environment, society and animal welfare, and helping us become the global destination for more conscious fashion consumers. We have outlined clear independently backed, “Sustainability Criteria” for what qualifies as a Conscious product. These are set out publicly on our website and updated to reflect developments in the industry. As part of this we continue to work with Good on You, an independent agency that rates the sustainability of fashion brands, and as of December 2021 over 1,000 brands on our marketplace had been rated by Good on You. Both through the Farfetch Marketplace and Browns we continue to market “Conscious Collections” for women, men and kids and place “Conscious” labels and information on merchandise, We are also working with the New Guards’ group of brands to increase the proportion of products produced with materials that meet our Group “Sustainability Criteria”. In June 2021, we launched a dedicated 360 Positively Farfetch Campaign for the Farfetch Marketplace, which highlighted both our Conscious and pre-owned product selections and the different “Circular” services available to our consumers such as Second Life, Farfetch Donate and Farfetch Fix. This work is aimed at helping our consumers make socially and environmentally informed decisions about their purchases. Under the 2030 Goals, we are seeking to achieve 100% of our revenues from products that are independently recognized as being better for people, the planet or animals and from services that enable positive change. To encourage the broader industry with this, in April 2021, we published our first Conscious Luxury Trends Report, highlighting how consumers are engaging with sustainable ways of shopping and how the industry is responding.

Positively Circular is focused on growing new services that help extend the life of clothes and also help us drive business growth and consumer retention. For example, we are growing Farfetch Second Life, a service that enables consumers in over 30 countries across the United States, Europe and the Middle East to trade-in their pre-owned designer bags for Farfetch Marketplace credit. In addition, our Farfetch Donate service, powered by our partners Thrift+ in the United Kingdom and ThredUp in the United States, allows consumers to donate used clothes that are then sold, with either a portion or all proceeds from the sale (after partner fees) donated to the consumer’s chosen charity. The consumer can choose to receive any remaining portion as Farfetch Marketplace credit. Browns launched a service with Thrift+ that operates in the same way, and both Browns and the Marketplace partner with the Luxury Aftercare provider The Restory to offer repairs and cleaning services. Browns has also enabled a number of “Circular” collaborations with designers that specialize in upcycling and pre-owned products. Further, alongside our in-season selection on the Farfetch Marketplace, we have an extensive pre-owned selection. In December 2021, we acquired Luxclusif, a business-to-business service provider with a successful turnkey solution enabling the acquisition, authentication, and sale of second-hand luxury goods, which we believe will allow us to significantly accelerate our pre-owned capabilities through the development of key technology and service features. Under our 2030 Goals, we are seeking to sell more circular products and uses of circular services, than those made in traditional, linear ways. We determine whether items we sell or service are circular if they are (i) pre-owned, (ii) made from recycled material, or (iii) re-sold, donated, repaired, or otherwise have their utilization increased through our services. In 2021 we continued to increase the number of circular items sold or serviced on the Farfetch Marketplace, Browns and Stadium Goods.

Positively Inclusive is focused on anticipating and meeting the needs of our diverse community of creators, curators and consumers that we work with, represent and champion. A critical part of successfully delivering this is having a diverse and inclusive workplace. We have been driving a number of initiatives to help all Farfetchers to thrive in a culture of conscious inclusion. This includes supporting our growing number of global People Communities (Employee Resource Groups), such as our Black Employee Network, Disability Network, FarOut (LGBTQIA+ Network), FarSan (South Asian Network), Jewish Network, FarLAN (Latinx Network), Farfetch East Network, Parents Network, Race on the Agenda at Browns and Women in Business Network. We have partnered with over 50 diversity and inclusion organizations and charities that work to increase diverse representation in the fashion and technology industry, as well as uplifting and empowering underrepresented communities.  Under the 2030 Goals, we aim to be a leader in diversity and inclusion in our workplace and in the global fashion community.

Underpinning our Positively Farfetch pillars is our approach to governance and engagement. Our governance structure led by our Board of Directors, and supported by its four standing Committees, plays an essential part in embedding our Positively Farfetch strategy our aim to deliver long-term value. Business ethics, data privacy, cyber security, risk management, and tax strategy are core elements of our governance framework. Our policies and management systems set the base for addressing compliance and integrity, as we seek to address risks across our organization.

The Environmental, Social and Governance Committee of our Board of Directors (the “ESG Committee”) was formed in 2020. The ESG Committee oversees the development of our Positively Farfetch strategy, ensuring it takes into account the evolving priorities of our stakeholders. The ESG Committee’s mission is to assist the Board in leading on issues pertaining to the environment, health and safety, staff development and engagement, ethics, philanthropy, diversity, equity and inclusion and social justice, and governance amongst other public policy matters relevant to Farfetch. Our leadership team sets out the strategy and ambitious commitments, and implements best practices within the Company. The majority of our leadership team have Positively Farfetch related “objectives and key results (‘OKRs’)”, the accomplishment of which is a factor in determining their respective overall performance and thus compensation. These OKRs are then cascaded through the organization, which results in embedding Positively Farfetch in objectives of their teams across the business.

Through effective stakeholder engagement on ESG we seek to influence positive change in our value chains and across the fashion industry through clear standard setting and strategic partnerships. We expect our suppliers to meet our ethical standards, which are outlined in our Vendor Code of Conduct and Ethical Sourcing Policy. Our engagement strategy includes our public reporting on ESG matters.  In 2021 we published our first ESG report, and we began the process of further developing our ESG program by introducing third-party assurance of certain metrics tracking our progress in relation to our 2030 Goals.

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

As our business is global in nature and we operate in different countries, we are subject to complex and evolving laws and regulations around the world. In order to allow us to navigate through such a diverse landscape, which includes, but is not limited to, the GDPR, CCPA, the PRC Data Security Law and PIPL, we have adopted GDPR as a baseline framework to govern our internal security and data protection practices and procedures, while complying with specific local law requirements, such as data localization, where applicable.

Competition

We operate in an intensely competitive industry in which consumers have the option to purchase both online and offline. We compete with other marketplaces and platforms, technology enablement companies and luxury sellers, including larger competitors with extensive resources that are seeking to establish an online presence in luxury fashion:

Technology enablement companies:

•	Technology companies that may attract sellers by enabling commerce, such as Shopify Inc., Block, Inc., Mirakl SAS or Global-E Online Ltd.; and

•	White-label service providers, which offer end-to-end solutions.

Luxury sellers:

•	Online luxury retailers that buy and hold inventory and typically ship from a small number of centralized warehouses;

•	Multichannel players, including retailers and brands that have developed an online channel following the success of their physical retail operations;

•	Niche multi-brand and streetwear sites;

•	Luxury department stores; and

•	Luxury brand stores.

In addition, the brands in the New Guards portfolio of brands face competition from many different luxury and streetwear brands.

Our Intellectual Property

Our intellectual property, including copyrights and trademarks, is an important component of our business. We have registered trademarks in various international jurisdictions for FARFETCH, BROWNS and STADIUM GOODS, and the marks for the brands in the New Guards portfolio, among other brands. Our intellectual property portfolio includes numerous domain names for websites that we use in our business. We have several granted patents in the United Kingdom, Europe and the United States. We also have several published and unpublished patent applications in the United Kingdom, Europe and internationally, which, if granted, would cover aspects of our proprietary technology. The software code underlying our proprietary technology is also likely protected by copyright.

New Guards owns, or is the exclusive licensee of, various intellectual property rights in the brands that form the New Guards brand portfolio. The existing license agreements, for those intellectual property rights that are licensed to New Guards, permit New Guards to, among other things, manufacture, distribute, advertise and sell merchandise of the relevant brand in exchange for the payment of royalties. These existing license agreements include exclusive, worldwide licenses granted to New Guards for the use of the Off-White, Palm Angels and Marcelo Burlon County of Milan trademarks. The license for the OFF-WHITE trademark expires in 2035 and includes a right for either party to opt-out of the agreement effective as of January 1, 2026, subject to notice provisions. In 2021, New Guards completed the acquisition of 60% of the outstanding equity interests of Palm Angels S.r.l, the owner of the Palm Angels trademark. Also in 2021, New Guards launched its first private label, There Was One, which is available exclusively on the Farfetch platform.

As part of our arrangement with Alibaba, we have assigned certain People’s Republic of China, Hong Kong, Taiwan and Macau-registered and unregistered intellectual property rights to Farfetch China, including the Farfetch trademarks, the Chinese transliterations of the Farfetch word mark, certain regional domain names and the stylized “F” logo. The registration of certain of these assignments is still pending. Farfetch China has granted to those members of the Group who are not part of the joint venture a license to continue to use such intellectual property rights in the relevant regions.

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

Government Regulation

We use consumer data to perform the services available on our platform and conduct marketing activities, which may involve sharing consumer information with third-parties, such as advertisers. Our activities involving the use of consumer data are subject to consumer protection, data protection and unfair and deceptive practices laws in jurisdictions in which we operate. In addition, as we accept credit card transactions, we must comply with the Payment Card Industry Data Security Standards. The United States, European Union and China, as well as other jurisdictions in which we operate, are increasingly regulating certain activities on the internet and e-commerce, including the use of information retrieved from or transmitted over the internet, and are increasingly focused on ensuring user privacy and information security, which will potentially limit behavioral targeting and online advertising; and are imposing new or additional rules regarding the taxation of internet products and services, the quality of products and services as well as the liability for third‑party activities. Moreover, the applicability to the internet of existing laws governing issues such as intellectual property ownership and infringement is uncertain and evolving.

In particular, we are subject to an evolving set of data privacy laws in the United States, European Union, United Kingdom, Brazil, China, the Middle East and other jurisdictions and regions where we operate. To this effect, GDPR provides for more onerous requirements on companies that process personal data, including, for example, expanded disclosures to tell our consumers about how personal information is used, and increased rights for consumers to access, control the use of and delete their data and object to marketing and profiling. Certain breaches of GDPR may impose fines up to the greater of €20 million or 4% of global turnover on a Group basis. In addition, specific EU legislation regulating privacy online, including the use of cookies and similar technologies and online targeted advertising, is also under reform. Regulatory scrutiny is increasing in this area, where we have seen fines increasing in the advertising space in relation to the use of cookies against the consent requirements of GDPR.

In the United States, the federal government and various state governments have adopted, or are considering adopting laws, guidelines or rules for the collection, distribution, use and storage of information collected from our consumers or their devices. The, CCPA, for example, requires, among other things, new disclosures to California consumers, affords consumers new abilities to opt-out of certain disclosures of personal information and new rights of data access and deletions, and imposes significant fines and penalties for violations of privacy or data security provisions. In November 2020, California voters passed the CPRA, which further expands the CCPA with additional data privacy compliance requirements and rights of California consumers effective January 1, 2023, and establishes a regulatory agency dedicated to enforcing those requirements.  Other U.S. states are considering enacting stricter data privacy laws, some modeled on the GDPR, some modeled on the CCPA, and others potentially imposing completely distinct requirements.

In Brazil, LGPD became enforceable on August 1, 2021. LGPD increases the requirements on companies that process personal data in a manner similar to its European counterpart, the GDPR.

In China, the PIPL went into effect in November 2021. Although it aligns with several principles of the GDPR, including in relation to consent and data subject rights, the PIPL deviates substantially from the GDPR in several important areas, including on cross-border transfers, which are subject to a security assessment and requirements that differ from GDPR.

As a result of Brexit, we are subject to two different statutory regimes in Europe, namely the UK GDPR for the processing of personal data of UK-based individuals, and the GDPR for the processing of personal data of EU-based individuals.

China

Our operation of the Farfetch.cn website and the Farfetch China apps in mainland China is subject to a value-added telecommunication license, which we first obtained in December 2016 and then renewed in December 2019 for another three years. Our value-added telecommunication license is issued by the Shanghai Communications Administration, which has its approval power delegated from the Ministry of Industry and Information Technology. Farfetch does not operate in an industry that prohibits or restricts foreign investment under applicable Chinese laws and the equity interests in all our subsidiaries in the PRC are ultimately owned by Farfetch Limited without engaging in any variable interest entity (“VIE”) structure.

The Standing Committee of the National People’s Congress (“SCNPC”) of the PRC promulgated the PIPL on August 20, 2021, which became effective on November 1, 2021. Pursuant to the Data Security Law and the PIPL, we have updated the relevant privacy policies and user interaction experiences on our China website and apps, and completed the data security internal assessment to comply with the latest regulatory requirements on the collection, processing and sharing of personal information and business data.

The Cyberspace Administration of China (“CAC”), the central internet regulator, issued draft Measures for the Security Assessment of Outbound Data (the “Draft Measures”) on October 29, 2021, soliciting public comments by November 28, 2021. Once the Draft Measures are finalized and implemented, we would be required to conduct a self-risk assessment with respect to risks associated with cross-border data transfer and such assessment will be subject to security assessment and approval by CAC. We will continue to conduct compliance self-review, upgrade our security capabilities, and implement robust privacy protection mechanisms to reflect the Chinese regulatory authority’s guidance and the latest regulatory requirements under the applicable laws.

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

C. Organizational Structure

Refer to Note 32, Group Information, within our Consolidated financial statements included elsewhere in this Annual Report for a listing of our subsidiaries, including legal name, country of incorporation, and proportion of ownership interest.

D. Property, Plant and Equipment

Our Facilities

We have offices in Braga, Dubai, Hong Kong, Lisbon, London, Los Angeles, Milan, Moscow, New York, Porto, São Paulo, Shanghai, Beijing and Tokyo and production centers in Guimarães, Porto, Hong Kong, Los Angeles and São Paulo. In addition, Browns leases retail properties in London, Stadium Goods leases retail properties in Chicago and New York and New Guards leases retail properties in Las Vegas, London (including its Bicester Outlet), Miami, New York, Paris, Milan and Tokyo.

Our London office is our corporate headquarters, housing central support functions, and is leased for a term of twelve years expiring in December 2027. The lease covers an aggregate of approximately 36,000 square feet, divided over six floors.

Our two Porto offices together house our largest employee population, including finance, customer and partner support, operations, and technology. The two offices cover an aggregate of approximately 235,000 square feet and are leased for periods of seven to eleven years, expiring in 2025.

On April 8, 2019, Farfetch Portugal – Unipessoal, Lda, one of our subsidiaries, acquired approximately 70,000 square meters of land in Matosinhos, Portugal from Medida Gabarito, Lda. We intend to use this land to build a campus for our employees based in Porto, to support our technology, operational and support functions. The total cost of the purchase was $18 million including taxes and fees. As of December 31, 2021, we had incurred additional expenditures of approximately $2.7 million on the campus. Our efforts on this project are ongoing and we continue to make progress on the planning, project design and preparation of the construction plan, and continue to evaluate the most effective funding structure before proceeding with further significant expenditures.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion in conjunction with our Consolidated financial statements included elsewhere in this Annual Report. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in Item 3. “Key Information — D. Risk Factors.” Actual results could differ materially from those contained in any forward-looking statements.

On May 15, 2018, Farfetch Limited was incorporated under the laws of the Cayman Islands to become the holding company of Farfetch.com Limited and its subsidiaries. When we refer to the “Consolidated Group” or “Group” we are referring to Farfetch Limited and its consolidated subsidiaries.

Business Overview

Our mission is to be the leading global platform for the luxury industry, connecting creators, curators and consumers. Refer to Item 4.B “Business Overview” included elsewhere in this Annual Report for additional information.

Our core business is focused on generating income from transactions between sellers and consumers conducted on our platform. Transactions generate GMV, which we collect and remit to sellers after deducting our commission, fulfilment and other related income, which is based on a revenue-share model. Since the acquisition of New Guards in August 2019, a portion of our income has been generated from business-to-business transactions with retailers. A smaller portion of our income is generated from sales made in physical stores that we operate. All these activities enable us to operate across the global luxury ecosystem.

Business Highlights

On July 20, 2021, New Guards completed the acquisition of 60% of the outstanding equity interests of Palm Angels, the owner of the Palm Angels trademark. In addition, New Guards agreed to a put and call option with the remaining shareholders of Palm Angels, which would require New Guards to purchase the remaining 40% of outstanding equity interests of Palm Angels in 2026, to the extent either the put or call option was exercised. In conjunction with this transaction, New Guards also increased total ownership of Palm Angels’ operating company to 100% through the acquisition of the remaining 31% of the outstanding equity interests of Venice.

On November 5, 2020, we formed a global strategic partnership with Alibaba and Richemont to provide luxury brands with enhanced access to the China market as well as accelerate the digitization of the global luxury industry. Leveraging each company’s respective expertise and extensive reach, the aim of the partnership is to bring luxury retail to the next generation by seamlessly integrating the digital and physical realms. Alibaba and Richemont each purchased $300 million of the November 2020 Notes for total gross proceeds of $600 million. The additional capital will support our long-term strategy of delivering a global technology platform for the luxury industry and facilitate our continued focus on executing our growth plans and driving towards operational profitability. Additionally, Artemis purchased 1,889,338 of our Class A ordinary shares for total gross proceeds of $50 million. Alibaba and Richemont also invested in Farfetch China, taking a combined 25% stake in a new joint venture that includes Farfetch Marketplace operations in the China region for an aggregate $500 million ($250 million each). During the year ended December 31, 2021, the investments by Alibaba and Richemont in Farfetch China resulted in the creation of a joint venture.

On February 5, 2020, we issued $250.0 million convertible senior notes paying 5.00% interest due December 31, 2025 (“February 2020 Notes”) in a private placement to private investors. On April 30, 2020, we issued $400.0 million convertible senior notes paying 3.75% interest due May 1, 2027 (“April 2020 Notes”) in a private placement to qualified institutional investors pursuant to Rule 144A of the Securities Act. On November 17, 2020, we issued $600.0 million convertible senior notes paying 0.00% interest due November 15, 2030 (“November 2020 Notes”) to Alibaba and Richemont. The total aggregate net proceeds from these offerings were $1,240.4 million, after deducting $9.6 million of debt issuance costs in connection with these notes. For further information, refer to Note 23, Borrowings, within our Consolidated financial statements included elsewhere in this Annual Report.

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

Refer to “Key Operating and Financial Metrics” below for a discussion of the key operating and financial metrics we use and “Operating Results by Segment” for a discussion of segmental performance and revenues by segment for the years ended December 31, 2019, 2020 and 2021.

For further information on our principal sources of revenue and how the different types of revenue are classified in our consolidated statement of operations refer to Note 2.3 (e), Summary of significant accounting policies - Revenue recognition, within our Consolidated financial statements included elsewhere in this Annual Report.

For further information on our revenues by geography, refer to Note 6, Segmental and geographical information, within our Consolidated financial statements included elsewhere in this Annual Report.

Factors Affecting our Financial Condition and Results of Operations

Our financial condition and results of operations have been, and will continue to be, affected by a number of important factors, including the following:

Growth, Engagement and Retention of Our Consumer Base

Digital Platform

Digital Platform GMV and revenue from our marketplaces primarily grow as a result of acquiring and retaining Active Consumers, increasing Third-Party Take Rate, increasing the AOV and the volume of orders. At the onset of the COVID-19 pandemic in 2020, there was an acceleration in the shift of consumer demand to online, from which we partially benefited. During 2021, we have continued to grow our customer base and. as of December 31, 2021, we had 3,687,000 Active Consumers, up from 3,024,000 as of December 31, 2020.

GMV and revenue also grows when we acquire and retain new FPS partners, as they did in the year ended December 31, 2021. In 2022, we expect to continue investing in the acquisition of new FPS partners.

During 2021, we continued to invest in our loyalty program ACCESS which we believe has the potential to increase consumer engagement and ‘spend per consumer’. This has been a key investment in our loyal consumers, but we believe will deliver significant returns in the medium-term by differentiating Farfetch as the preferred destination for luxury fashion online. In addition to driving online adoption by acquiring new consumers via our performance-marketing led efforts, and retaining them through more personalized experiences and enrolment in our ACCESS loyalty program, among other actions we also continue to make meaningful investments in brand marketing to drive brand awareness, and ultimately increase organic engagement.

We expect to continue to invest in our highest-value consumers. During 2021, we expanded our resources to serve this fast growing and highly valuable consumer, to now have 201 stylists servicing our Private Clients in twenty cities around the world, compared to 146 stylists in twenty-nine cities in 2020. In 2021, the top 1% of our consumers represented 27.5% of our revenue.

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

Brand Platform and New Guards

Brand Platform

Brand Platform revenue growth occurs when there is an increase in popularity of the brands in the New Guards portfolio and an increase in retailers purchasing our products. During 2020, the COVID-19 pandemic impacted our Brand Platform customers by forcing many of them to close at various times.

Seasonality of our Brand Platform revenue is guided by timing of designer collections and shows. As described in Item 4.B, “Business Overview – Seasonality”, our business is seasonal in nature and our Brand Platform segment operates to a wholesale cycle.

New Guards

New Guards, the business behind our Brand Platform, operates as a platform that uses a single common infrastructure and model including strategy development, design studio, sourcing and production, industrial capabilities, global distribution channels, merchandising, licensing, marketing and growth planning for brands in its portfolio. The success of our Brand Platform segment and of New Guards brands’ product on our direct-to-consumer channels is dependent on the popularity of the brands in the New Guards portfolio, and the incubation of new brands. During 2021, New Guards increased its ownership position of the Palm Angels operating company to 100%, and its interest in Palm Angels, the owner of the Palm Angels trademark to 60%, bringing New Guards majority ownership of its largest growth contributor.

We have begun to take actions to reduce wholesale distribution of New Guards brands and restrict the geographic distribution by other online retailers, as we move to favor our own direct-to-consumer channels, similar to the broader industry.

Additionally, we have taken actions to expand New Guards distribution channels and in February 2022, New Guards entered into a significant commercial agreement with Authentic Brands Group LLC to operate Reebok’s branded retail stores and e-commerce operations and drive wholesale distribution for the brand across Europe. Refer to Note 34, Subsequent events, within our Consolidated financial statements included elsewhere in this Annual Report.

Growth and Quality of our Luxury Supply

Our marketplace business model allows us to offer consumers a broad and deep selection of luxury, with a high stock value while incurring minimal inventory risk, by combining supply from a large number of globally distributed luxury sellers. This distributed network of sellers ensured Farfetch Marketplace experienced minimal disruption to our consumer offer during the COVID-19 pandemic, because whilst individual stocking points were taken offline at the peak of the crisis, a significant majority of products on the Farfetch Marketplace were available from multiple sellers on the Farfetch platform and could be shipped from different locations, often from different countries. Our success depends on the participation of these luxury sellers on the Farfetch Marketplace, their highly curated range of products and our ability to sell these goods effectively.

The breadth and depth of inventory available through the Farfetch Marketplace is reflected in our stock value. Brands and designers typically have two primary seasonal collections per year, spring/summer and fall/winter. We expect to continue to grow the stock value and stock units on the Farfetch Marketplace from existing luxury sellers, adding luxury sellers from new geographies, large multi-brand retailers, new brands and new categories. We have continued to see increases in stock value year-on-year, with the 2021 fourth quarter stock value 12% above the 2020 fourth quarter value after a 42% increase over the same period to fourth quarter 2020.

The adoption of selective distribution by brands may reduce the Farfetch Marketplace catalogue available to consumers in particular markets and may, therefore lead to reduced supply and lost sales in key markets, and could negatively affect our business, results of operations, financial condition and prospects. However, we add value to our luxury sellers by providing our partners with fashion insight that comes from our analysis of browsing, sales and returns data trends across the Farfetch Marketplace, as well as the offline sales data points that come from our real-time integrations with our luxury sellers. This service helps us provide added value to our brand and boutique partners, enabling better retention.

We have seen luxury brands increasingly move to reduce wholesale in favor of direct-to-consumer distribution strategies.  We believe that our e-concession model has resulted in our being the multi-brand digital partner of choice. In the year ended December 31, 2021 compared to the year ended December 31, 2020, we increased our number of e-concessions 5% to 590 at year-end.

As of December 31, 2021, we had more than 1,400 luxury sellers on the Farfetch Marketplace, of which over 820 were retailers and 590 were brands who sell directly on the Farfetch Marketplace. As of December 31, 2020, we had more than 1,350 luxury sellers on the Farfetch Marketplace, of which just under 800 were retailers and more than 560 were brands who sell directly on the Farfetch Marketplace. Both the mix of sales from brands versus retailers and the mix of first-party sales versus third-party sales can impact our results of operations as each attracts different margins.

Cost of Consumer Acquisition and Engagement

Our Digital Platform financial performance also depends on the expenses we incur to attract and retain consumers.

Demand generation expense consists primarily of fees that we pay our various media and affiliate partners. We will continue to invest in consumer acquisition and retention while the underlying consumer unit economics and consumer lifetime value indicate the return on investment is strong. During 2021, we did see an increase in these expenses, partially due to search engine marketing expense inflation. However, we expect such expenses to decrease as a percentage of Adjusted Revenue over time as we increase our share of Digital Platform revenue derived from Farfetch Platform Services and we improve the efficiency of our demand generation activities and the percentage of our business related to existing consumers increases. In particular, we continue to maximize efficiencies in our performance marketing spend by leveraging the large volume of product performance data that we have available to enhance our media bidding decisions across paid search, meta-search and online display.

We are focusing on developing our brand to organically grow the traffic on our Marketplaces. We believe that with continued investment in brand marketing, data-led insights and effective consumer targeting, we can expand and strengthen our reach, and we intend to continue a “full-funnel” approach to marketing to continue to build our brand and capture consumer intent through multiple customer touchpoints.

Changes in our ability to access and process data in relation to our marketing activities have adversely impacted our ability to target and measure the effectiveness of our new consumer and retention marketing; and privacy measures by search engine companies could impact our ability to do so in the future, for example, recent updates implemented by Apple in relation to IDFA caused an increase in Demand Generation costs during 2021 driven by increased numbers of participants bidding for customers in certain ‘lower-funnel’ channels. To gain efficiencies in Demand Generation spend, we have implemented a full-funnel approach and focus on personalization and will continue to implement an underlying strategy of leveraging data insights to drive more targeted digital marketing, and visits from lower cost channels and from existing customers.

We also generate highly attractive consumer economics. While we are continuously focused on adding new Active Consumers to the Farfetch Marketplace, we are also focused on increasing their purchase frequency and AOV after their initial purchase, while lowering retention expenditure. In 2021, we continued our focus on acquiring consumers on our app, as existing app consumers typically generate a higher Digital Platform Order Contribution Margin over time. We saw an increase in the Marketplace GMV from mobile purchases with a 5-percentage point increase year-over-year in share of GMV generated by mobile app to 58% in 2021.

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

We have developed a comprehensive cross-border network for delivery, provided by leading third-party partners globally, which also provides the Farfetch Marketplace consumers with a free, simple and efficient returns process. Changes in the operations of these third-party partners due to the ongoing impacts of the COVID-19 pandemic, including global supply chain disruption, Brexit in the United Kingdom and Europe and the impact on supply and demand for delivery services as online adoption accelerates across industries has impacted our service levels and cost of revenue. However, we have adopted mitigating cost saving strategies to offset the impact of these factors during 2021 and will continue to do so in 2022. During 2021, our Digital Platform Fulfilment Revenue increased partially as a result of increased pass-through costs from higher duties due to the factors described above. Refer to Item 3. “Key Information — D. Risk Factors”, included elsewhere in this Annual Report.

Scaling our Global Platform

We will continue to invest in our smart supply chain management and luxury customer care to provide our consumers with a differentiated global product offering but localized customer experience. Our end-to-end operations include in-house content creation to achieve a luxury product presentation, localized interfaces, multilingual customer service, secure payment methods and seamless customs clearance and tariffs navigation. We will also continue to evolve our Fulfilment by Farfetch proposition with global distribution facilities located to optimize our cross-border network. While we expect our operational expenses to increase as we continue to grow, we expect such expenses to decrease as a percentage of Adjusted Revenue over time as we continue to achieve economies of scale and deliver operating leverage. However, we may experience an increase in certain unit costs of operating a global e-commerce business in the global retail industry increasingly adopting to e-commerce, creating an upward pressure on certain costs areas, as we experienced in 2021.

Investments in Technology

We will continue to invest in people, product and infrastructure to maintain and grow our platform. Our investment in our technology in the year ended December 31, 2021 was $250.1 million, up 22% from $204.5 million in the year ended December 31, 2020. Our technology expense has increased as we continue to recruit additional personnel and to develop our technology expertise across the full spectrum of engineering, architecture, infrastructure, data engineering, integrations, security, agile and project management, and information systems and planning. As of December 31, 2021, we had 2,086 full-time technology, data and product employees, representing 32.3% of our total headcount. We have adjusted the pace of our increase in technology headcount, by using outsourcing to create a flexible and adaptable workforce to meet fluctuations in development needs. We expect to increase our total number of technology, data and product headcount, to approximately 2,350 people by the end of 2022 to address our roadmap of developments for known future programs and categories.

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

For these reasons outlined above, the level of promotional activity in which the Group engages is considered a lever that we can use to achieve our strategy.

Investment in Innovation and Profitable Growth

We invest in opportunities to advance our strategic objectives, including acquisitions, investments in our consumers, and investments to deliver technology and other resources. Whilst these investments present various levels of risk and may result in lower profitability for Farfetch, we believe they will allow us to widen and leverage our platform, expand our consumer base and offering and capitalize on other longer term opportunities.

In August 2021, we established our joint venture with Alibaba and Richemont which had previously been announced in November 2020. Through this joint venture we operate the Farfetch Marketplace business in the China region, through our existing Farfetch platform, our Farfetch mobile app and through Alibaba’s Tmall Luxury Pavilion. At the same time we announced the LNR initiative aimed at leveraging our, and Alibaba’s, state-of-the-art omnichannel retail technologies to serve the needs of luxury businesses, including a full suite of enterprise solutions powered by Farfetch. These solutions will serve both mono-brand and multi-brand distribution strategies for luxury brands, including fully-connected e-commerce websites and apps, omnichannel retail technology, and access to the Farfetch and Tmall Luxury Pavilion marketplaces via a single integration with our platform expertise.

We intend to invest in building our audience in the Tmall Luxury Pavilion channel, as well as overall Farfetch brand awareness in China in all channels (including our own apps where most of our business is conducted), as we believe this is the time to invest in brand awareness in the market widely recognized as the key driver of growth for the luxury industry. Globally, we expect to invest in building the Farfetch Brand and customer proposition, to drive customer growth and retention. We will also continue to invest in platform technology to deliver functionality to offer new categories, including beauty, and additional enterprise level platform functionality, particularly supporting the LNR vision.

We have made, and intend to continue to make, strategic acquisitions. During the year ended December 31, 2021, we made a number of acquisitions, comprising:

• September 2021: JBUX Limited, trading as “Jetti”, which provides marketplace technology to multi-vendor online businesses via a cloud-based Software as a Service (“SaaS”) platform;

• December 2021: Upteam Corporation Limited, trading under the name Luxclusif, a Business-to-Business (“B2B”) technology enabled seller of pre-owned luxury goods; and

• December 2021: Allure Systems Corp uses artificial intelligence (“A.I.”) to create high-quality on-model images via 360 degrees renderings, allowing retailers and brands to scale quality imagery with automation.

In early 2022, we also completed the following acquisition:

• February 2022: Violet Grey Inc., a luxury beauty retailer.

Our strategic acquisitions may affect our business growth and the comparability of our financial results. The effects that these acquisitions had on our overall revenue and profitability during 2021 were relatively small. When we acquire new businesses, we are required to allocate the consideration payable to the assets acquired. Some of these assets, such as brand names and licenses, software and customer relationships, need to be amortized over their estimated useful lives and hence we record an expense to reflect this. This expense impacts our reported results and if we acquire more businesses, we would expect this expense to increase. Refer to Note 5, Business Combinations, included within our Consolidated financial statements elsewhere in this report.

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

Share price fluctuation.    We hold multiple financial liabilities for which one of the valuation inputs is our share price value at period end. Fluctuations in our share price between period ends impact the valuation and as a result, our results of operations. See Note 28, Financial instruments and financial risk management, within our Consolidated financial statements include elsewhere in this Annual Report.

Key Operating and Financial Metrics

The key operating and financial metrics we use are set forth below. The following table sets forth our key performance indicators for the years ended December 31, 2019, 2020 and 2021.

	Year ended December 31,
	2019 (2)	2020 (2)	2021
	(in thousands, except per share data and AOV)
Selected Other Data:
Consolidated Group:
GMV (1)	$2,139,699	$3,187,014	$4,229,874
Revenue	1,021,037	1,673,922	2,256,608
Adjusted Revenue (1)	893,077	1,460,694	1,924,104
Gross Profit	459,846	770,928	1,016,511
Gross Profit Margin	45.0%	46.1%	45.0%
(Loss)/Profit After Tax (2)	$(393,500)	$(3,315,623)	$1,470,611
Adjusted EBITDA (1)	(121,376)	(47,432)	1,638
Adjusted EBITDA Margin (1)	(13.6%)	(3.2%)	0.1%
Basic (Loss)/Earnings Per Share (“EPS”) (2)	$(1.27)	$(9.69)	$4.02
Diluted EPS	(1.27)	(9.69)	(1.07)
Adjusted EPS (1) (2)	(0.56)	(0.60)	(0.55)
Digital Platform:
Digital Platform GMV (1)	$1,947,868	$2,759,476	$3,677,988
Digital Platform Services Revenue	701,246	1,033,156	1,385,678
Digital Platform Gross Profit	371,913	560,206	730,253
Digital Platform Gross Profit Margin	53.0%	54.2%	52.7%
Digital Platform Order Contribution (1)	$220,563	$361,419	$438,432
Digital Platform Order Contribution Margin (1)	31.5%	35.0%	31.6%
Active Consumers (1)	2,068	3,024	3,687
Average Order Value - Marketplace (1)	$608	$568	$612
Average Order Value - Stadium Goods (1)	315	316	308
Brand Platform:
Brand Platform GMV (1)	$164,210	$390,014	$467,505
Brand Platform Revenue	164,210	390,014	467,505
Brand Platform Gross Profit	75,007	190,804	241,516
Brand Platform Gross Profit Margin	45.7%	48.9%	51.7%

(1)

Refer to Item 1 – “PRESENTATION OF FINANCIAL AND OTHER INFORMATION - Defined Terms and Key Performance Indicators” in this Annual Report for definitions of these measures. See Item 5 – “Operating and Financial Review and Prospects - Reconciliations of Non-IFRS and Other Financial and Operating Metrics” for reconciliations of these measures.

(2)	Refer to Note 2, Significant accounting policies, within our Consolidated financial statements included elsewhere in this Annual Report for detail on the revision of prior year comparatives.

A. Operating Results

This section on operating results analyzes both the consolidated Group results and the results by segment.

Key Operating Results and Operating Metrics of the Group

Revisions to Previously Reported Financial Information

We have revised previously reported Finance cost, Loss after tax, Loss per share and Non-current borrowings for the annual period ended December 31, 2020 and Selling, general and administrative expenses, Loss after tax, and Loss per share for the annual period ended December 31, 2019. Refer to Note 2, Significant accounting policies, within our Consolidated financial statements included elsewhere in this Annual Report for further information.

The following tables shows our consolidated results of operations for the years ended December 31, 2019, 2020 and 2021 and as a percentage of revenue.

	Year ended December 31,
	2019 (1)	2020 (1)	2021
	(in thousands)
Revenue	$1,021,037	$1,673,922	$2,256,608
Cost of revenue	(561,191)	(902,994)	(1,240,097)
Gross profit	459,846	770,928	1,016,511
Selling, general and administrative expenses (1)	(889,421)	(1,351,483)	(1,480,968)
Impairment losses on tangible assets	-	(2,991)	-
Impairment losses on intangible assets	-	(36,269)	(11,779)
Operating loss (1)	(429,575)	(619,815)	(476,236)
Gains/(losses) on items held at fair value and remeasurements	21,721	(2,643,573)	2,023,743
Share of profits of associates	366	(74)	(52)
Finance income	34,382	24,699	12,599
Finance costs (1)	(19,232)	(91,294)	(86,441)
(Loss)/profit before tax (1)	(392,338)	(3,330,057)	1,473,613
Income tax (expense)/benefit	(1,162)	14,434	(3,002)
(Loss)/profit after tax (1)	$(393,500)	$(3,315,623)	$1,470,611

(1) Refer to Note 2, Significant accounting policies, within our Consolidated financial statements included elsewhere in this Annual Report for detail on the revision of prior year comparatives.

	Year ended December 31,
	2019 (1)	2020 (1)	2021
	(in percentages)
Revenue	100.0%	100.0%	100.0%
Cost of revenue	(55.0)	(53.9)	(55.0)
Gross profit	45.0	46.1	45.0
Selling, general and administrative expenses (1)	(87.1)	(80.7)	(65.6)
Impairment losses on tangible assets	0.0	(0.2)	0.0
Impairment losses on intangible assets	0.0	(2.2)	(0.5)
Operating loss (1)	(42.1)	(37.0)	(21.1)
Gains/(losses) on items held at fair value and remeasurements	2.1	(157.9)	89.7
Share of profits of associates	-	0.0	-
Finance income	3.4	1.5	0.6
Finance costs (1)	(1.9)	(5.5)	(3.8)
(Loss)/profit before tax (1)	(38.5)	(198.9)	65.4
Income tax (expense)/benefit	(0.1)	0.9	(0.1)
(Loss)/profit after tax (1)	(38.6%)	(198.0%)	65.3%

(1) Refer to Note 2, Significant accounting policies, within our Consolidated financial statements included elsewhere in this Annual Report for detail on the revision of prior year comparatives.

Comparison of Years Ended December 31, 2020 and 2021

Revenue

	Year ended December 31,
	2020	2021	$ Change	% Change
	(in thousands)
Revenue	$1,673,922	$2,256,608	$582,686	34.8%
Less: Digital Platform Fulfilment Revenue	(213,228)	(332,504)	(119,276)	55.9%
Adjusted Revenue	$1,460,694	$1,924,104	$463,410	31.7%

Revenue by type of good or service consisted of the following components:

	Year ended December 31,
	2020	2021	$ Change	% Change
	(in thousands)
Digital Platform Services third-party revenue	$637,568	$845,941	$208,373	32.7%
Digital Platform Services first-party revenue	395,588	539,737	144,149	36.4%
Digital Platform Services Revenue	1,033,156	1,385,678	352,522	34.1%
Digital Platform Fulfilment Revenue	213,228	332,504	119,276	55.9%
Brand Platform Revenue	390,014	467,505	77,491	19.9%
In-Store Revenue	37,524	70,921	33,397	89.0%
Revenue	$1,673,922	$2,256,608	$582,686	34.8%

Revenue for the year ended December 31, 2021 increased by $582.7 million, or 34.8%, compared to the year ended December 31, 2020. The increase was driven by 34.1% growth in Digital Platform Services Revenue to $1,385.7 million and the 55.9% growth in Digital Platform Fulfilment Revenue to $332.5 million. Revenue was further increased by Brand Platform and In-Store Revenue which increased by 19.9% and 89.0% to $467.5 million and $70.9 million, respectively.

The increase in Digital Platform Services Revenue of 34.1% was primarily driven by 33.3% growth in Digital Platform GMV, including growth in first-party Digital Platform GMV, which is included in Digital Platform Services Revenue at 100% of the GMV. The increase in Digital Platform GMV was driven by a 21.9% increase in Active Consumers, from 3,024,200 at December 31, 2020, to 3,686,800 at December 31, 2021, and a strong full price performance. In addition, we benefited from year-over-year growth in transactions through websites managed by FPS. Digital Platform Services Revenue was further augmented by growth in first-party Digital Platform, where we saw strong performance of Browns’ products on the Platform. Digital Platform Third-Party take rate has increased slightly from 29.6% for the year ended December 31, 2020 to 30.2% for the year ended December 31, 2021 reflecting measures implemented to share incremental costs with our partners.

Digital Platform Fulfilment Revenue represents the pass-through to consumers of delivery and duties charges incurred by our global logistics solutions, net of any Farfetch-funded consumer promotions, subsidized shipping and incentives. Digital Platform Fulfilment Revenue accounted for 14.7% of revenue in 2021, an increase from 12.7% in 2020. While Digital Platform Fulfilment Revenue would be expected to grow in line with the cost of delivery and duties, which increase as Digital Platform GMV and order volumes grow, variations in the level of Farfetch funded promotions and incentives will impact Digital Platform Fulfilment Revenue, as Digital Platform Fulfilment Revenue is recorded net of such promotions. Digital Platform Fulfilment Revenue increased 55.9%, a higher rate as compared to Digital Platform Services Revenue growth driven by higher duties due to the regional mix of sales and impacts of Brexit, as well as an increased pass-through of these costs to consumers towards the end of the year.

Cost of revenue, gross profit and gross profit margin

	Year ended December 31,
	2020	2021	$ Change	% Change
	(in thousands)
Cost of revenue	$(902,994)	$(1,240,097)	$(337,103)	(37.3%)
Gross profit	770,928	1,016,511	245,583	31.9%
Gross profit margin	46.1%	45.0%

Cost of revenue for the year ended December 31, 2021 increased by $337.1 million, or 37.3%, compared to the year ended December 31, 2020, ahead of revenue growth. The increase was primarily driven by Digital Platform with Brand Platform and In-Store also contributing to the increase in cost of revenue.

Our gross profit margin decreased from 46.1% for the year ended December 31, 2020 to 45.0% for the year ended December 31, 2021. This was driven by a decrease in Digital Platform Gross Profit Margin from 54.2% to 52.7%, partially offset by Brand Platform Gross Profit Margin which increased from 48.9% to 51.7%, driven by a favorable change in product and customer mix.

Within Digital Platform, we saw a year-over-year decrease in Gross Profit Margins driven by the increase in mix of Digital Platform Fulfilment Revenue, which is a flow through generating no gross profit margin, plus an increase in promotional activity.

Selling, general and administrative expenses

The following tables shows our selling, general and administrative expenses for the years ended December 31, 2019, 2020 and 2021 and as a percentage of adjusted revenue:

	Year ended December 31,			2019 vs. 2020	2020 vs. 2021
	2019 (1)	2020	2021	% Change	% Change
	(in thousands)
Demand generation expense	$(151,350)	$(198,787)	$(291,821)	(31.3%)	(46.8%)
Technology expense	(84,207)	(115,227)	(131,408)	(36.8%)	(14.0%)
Share-based payments (1)	(178,234)	(291,633)	(196,167)	(63.6%)	32.7%
Depreciation and amortization	(113,591)	(217,223)	(251,198)	(91.2%)	(15.6%)
General and administrative	(345,665)	(504,346)	(591,644)	(45.9%)	(17.3%)
Other items	(16,374)	(24,267)	(18,730)	(48.2%)	22.8%
Selling, general and administrative expenses	$(889,421)	$(1,351,483)	$(1,480,968)	(52.0%)	(9.6%)

(1)	Refer to Note 2, Significant accounting policies, within our Consolidated financial statements included elsewhere in this Annual Report for detail on the revision of prior year comparatives.

	% of Adjusted Revenue
	2019 (1)	2020	2021

Demand generation expense	(16.9%)	(13.6%)	(15.2%)
Technology expense	(9.4%)	(7.9%)	(6.8%)
Share-based payments (1)	(20.0%)	(20.0%)	(10.2%)
Depreciation and amortization	(12.7%)	(14.9%)	(13.1%)
General and administrative	(38.7%)	(34.5%)	(30.7%)
Other items	(1.8%)	(1.7%)	(1.0%)
Selling, general and administrative expenses	(99.6%)	(92.5%)	(77.0%)

(1)	Refer to Note 2, Significant accounting policies, within our Consolidated financial statements included elsewhere in this Annual Report for detail on the revision of prior year comparatives.

Demand generation expense

	Year ended December 31,
	2020	2021	$ Change	% Change
	(in thousands)
Demand generation expense	$(198,787)	$(291,821)	$(93,034)	(46.8%)

Demand generation expense consists primarily of fees that we pay to various media and affiliate partners. Demand generation expense for the year ended December 31, 2021 increased by $93.0 million, or 46.8%, compared to the year ended December 31, 2020. Demand generation expense increased as a percentage of Digital Platform Services Revenue from (19.2)% in 2020 to (21.1)% in 2021, as we saw more competitive market conditions and the impacts of Apple’s privacy policy leading to higher costs.

Technology expense

	Year ended December 31,
	2020	2021	$ Change	% Change
	(in thousands)
Technology expense	$(115,227)	$(131,408)	$(16,181)	(14.0%)
Capitalized development costs	(89,282)	(118,661)	(29,379)	(32.9%)
Total investment in technology	$(204,509)	$(250,069)	$(45,560)	(22.3%)

Technology expense consists of technology research and of development, staffing costs and other IT costs, including software licensing and hosting. Technology expense for the year ended December 31, 2021 increased by $16.2 million, or 14.0% compared to the year ended December 31, 2020. This was primarily driven by a 18% increase in technology staff headcount from 1,772 to 2,086 during 2021, alongside annualization of headcount recruited in 2020, as we continued to develop new technologies and enhance our digital platform features and services, as well as increased software, hosting and infrastructure expenses, to support the continued growth of the business. We continue to operate three globally distributed data centers, which support the processing of our growing base of transactions, including one in Shanghai dedicated to serving our Chinese consumers. Technology expense as a percentage of adjusted revenue decreased from (7.9)% in 2020 to (6.8)% in 2021.

Total investment in technology amounted to $250.1 million during 2020, $118.7 million of which was capitalized as compared to a total of $204.5 million during 2020, $89.3 million of which was capitalized.

Depreciation and amortization

	Year ended December 31,
	2020	2021	$ Change	% Change
	(in thousands)
Depreciation and amortization	$(217,223)	$(251,198)	$(33,975)	(15.6%)

Depreciation and amortization expense for the year ended December 31, 2021, increased by $34.0 million, or 15.6%, compared to the year ended December 31, 2020, primarily driven by a $23.7 million increase in our amortization expenses from $177.9 million to $201.6 million year-over-year. Amortization expense increased principally due to continued technology investments, where qualifying technology development costs are capitalized and amortized over a three-year period, which contributed $14.7 million to the increase in amortization expense year-over-year. Depreciation expense increased by $10.2 million, primarily driven by new leases being entered into in the second half of 2020 and during 2021.

Share-based payments

	Year ended December 31,			2019 vs. 2020		2020 vs. 2021
	2019 (1)	2020	2021	$ Change	% Change	$ Change	% Change
		(in thousands)
Share-based payments (1)	$(178,234)	$(291,633)	$(196,167)	$113,399	(63.6%)	$95,466	32.7%

(1) Refer to Note 2, Significant accounting policies, within our Consolidated financial statements included elsewhere in this Annual Report for detail on the revision of prior year comparatives.

Share-based payments for the year ended December 31, 2021 decreased by $95.5 million, or 32.7%, compared to the year ended December 31, 2020, due to the decrease in cost on employment related taxes and cash-settled awards primarily as a result of the share price movement and quarterly revaluation. This was partially offset by an increase on equity-settled awards due to fully vested granted tranches, including the performance-based restricted share unit ("PSU") award granted to the Company's Founder, Chairman and CEO, José Neves.

Share-based payments for the year ended December 31, 2020 increased by $113.4 million, or 63.6%, compared to the year ended December 31, 2019, primarily due to a significant increase in the share price during 2020. Employment related taxes and the cost of cash-settled awards contributed to an increase primarily as a result of the change in share price and quarterly revaluation. New grants of equity-settled awards also contributed to the year-over-year increase.

General and administrative expense

	Year ended December 31,
	2020	2021	$ Change	% Change
	(in thousands)
General and administrative	$(504,346)	$(591,644)	$(87,298)	(17.3%)

General and administrative expense for the year ended December 31, 2021 increased by $87.3 million, or 17.3%, compared to the year ended December 31, 2020, which was driven by additional expenses to support the growth of the business, and an increase in headcount, excluding technology staff who are included in the technology expense above, from 3,669 to 4,378, an increase of 19.3%. General and administrative costs as a percentage of Adjusted Revenue decreased from (34.5)% to (30.7)% as we continued to leverage our operations base to efficiently grow Adjusted Revenue.

Other items

	Year ended December 31,
	2020	2021	$ Change	% Change
	(in thousands)
Transaction-related legal and advisory expenses	$(24,598)	$(18,596)	$6,002	24.4%
Loss on impairment of investments carried at fair value	(235)	(134)	101	43.0%
Other	566	-	(566)	n/a
Other items	$(24,267)	$(18,730)	$5,537	22.8%

Other items represent items outside the normal scope of our ordinary business activities and non-cash items. Other items totaled $18.7 million for the year ended December 31, 2021, primarily consisting of transaction-related legal and advisory expenses that were incurred as a result of the strategic agreement with Alibaba and Richemont. The December 31, 2020 other items totaled $24.3 million and consisted of transaction-related legal and advisory expenses that were incurred mainly due to the issuance of the February 2020, April 2020 and November 2020 Notes

Impairment losses on tangible and intangible assets

	Year ended December 31,
	2020	2021	$ Change	% Change
	(in thousands)
Impairment losses on right-of-use asset	$(2,234)	$-	$2,234	n/a
Impairment losses on property, plant and equipment	(757)	-	757	n/a
Impairment losses on tangible assets	$(2,991)	$-	$2,991	n/a

Impairment losses on intangible assets	$(36,269)	$(11,779)	$24,490	67.5%
Impairment losses on intangible assets	$(36,269)	$(11,779)	$24,490	67.5%

The impairment charge of $11.8 million on intangible assets for the year ended December 31, 2021, is comprised of a charge related to a reduction in the carrying value of one of the smaller intangible brand assets within New Guards portfolio.

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

Impairment losses on tangible assets of $3.0 million for the year ended December 31, 2020, primarily related to one of our smaller retail locations and comprised a reduction in the carrying value of the right-of-use asset by $1.5 million, and property, plant and equipment by $0.8 million. The remaining $0.7 million impairment charge on tangible assets related to the reduction in the carrying value of the corporate right-of-use assets associated with the impairment of a smaller intangible brand asset within the New Guards portfolio. There were no impairment losses on tangible assets for the year ended December 31, 2021.

The above resulted from our annual considerations of potential impairment of assets, including our intangible assets, whereby indicators of impairment were present.

Gains/(losses) on items held at fair value and remeasurements

	Year ended December 31,
	2020	2021	$ Change	% Change
	(in thousands)
Remeasurement (losses)/gains on put and call option and contingent consideration liabilities	$(288,853)	$384,122	$672,975	233.0%
Fair value (losses)/gains of convertible note embedded derivatives	(2,354,720)	1,638,837	3,993,557	169.6%
Fair value remeasurement of previously held equity interest	-	784	784	n/a
(Losses)/gains on items held at fair value and remeasurements	$(2,643,573)	$2,023,743	$4,667,316	176.6%

Gains on items held at fair value and remeasurements totaled $2,023.7 million. This was primarily due to a $1,638.8 million fair value gain on revaluation of the embedded derivatives relating to our February 2020 Notes, April 2020 Notes and November 2020 Notes compared to a $2,354.7 million fair value loss on revaluation for the year ended December 31, 2020. In addition, we recorded a $384.1 million present value remeasurement gain for the year ended December 31, 2021, compared to a $288.9 million loss for the year ended December 31, 2020. In the year ended December 31, 2021, this primarily relates to Chalhoub Group’s put option over their non-controlling interest in Farfetch International Limited and the put-call option associated with the strategic agreement with

Alibaba and Richemont. In the year ended December 31, 2020 this relates solely to Chalhoub Group’s put option over their non-controlling interest in Farfetch International Limited. We also recorded a $0.8 million fair value remeasurement gain of previously held equity interest, related to our step acquisition of Alanui. There was no change in the fair value remeasurement of previously held equity interest for the year ended December 31, 2020.

Finance income and cost

	Year ended December 31,			2019 vs. 2020		2020 vs. 2021
	2019	2020 (1)	2021	$ Change	% Change	$ Change	% Change
	(in thousands)
Unrealized exchange gains	$22,856	$19,729	$9,289	$(3,127)	13.7%	$(10,440)	52.9%
Interest on cash and cash equivalents and short-term deposits	11,526	4,970	3,310	(6,556)	56.9%	(1,660)	33.4%
Finance income	34,382	24,699	12,599	(9,683)	28.2%	(12,100)	49.0%
Unrealized exchange losses	(10,977)	(39,940)	(9,135)	(28,963)	(263.9%)	30,805	77.1%
Lease interest	(3,472)	(6,684)	(9,137)	(3,212)	(92.5%)	(2,453)	(36.7%)
Convertible note interest	-	(41,851)	(67,638)	(41,851)	n/a	(25,787)	(61.6%)
Other interest expense	(4,783)	(2,819)	(531)	1,964	41.1%	2,288	81.2%
Finance costs (1)	(19,232)	(91,294)	(86,441)	(72,062)	(374.7%)	4,853	5.3%
Net finance income/(costs)	$15,150	$(66,595)	$(73,842)	$(81,745)	539.6%	$(7,247)	(10.9%)

((1) Refer to Note 2, Significant accounting policies, within our Consolidated financial statements included elsewhere in this Annual Report for detail on the revision of prior year comparatives.

Unrealized exchange gains and losses fluctuate given the global nature of our business, where we earn revenue and incur expenses in a number of different currencies. For our accounting policy for foreign currency translations and how these are classified in our consolidated statement of operations, refer to Note 2.3(h) Summary of significant accounting policies - Foreign currency translation within our Consolidated financial statements included elsewhere in this Annual Report.

Net unrealized exchange gains for the year ended December 31, 2021 were $0.2 million. This comprised of gains of $9.3 million and losses of $9.1 million. The net gains were primarily driven by movements in the exchange rates of EUR, BRL, USD and GBP verses functional currency on intercompany, trading and cash balances not in the functional currency of the main operating entities.

Interest on cash and cash equivalents and short-term deposits for the year ended December 31, 2021 decreased by $1.7 million compared to the year ended December 31, 2020, primarily driven by lower interest rates offset by higher average cash balances.

Lease interest expense for the year ended December 31, 2021 increased by $2.5 million to $9.1 million, primarily driven by new leases starting in the year ended December 31, 2021.

Convertible note interest for the year ended December 31, 2021 increased by $25.8 million to $67.6 million, primarily due to incurring a full year of interest on our April 2020 and November 2020 notes.

Other interest expense for the year ended December 31, 2021 decreased by $2.3 million to $0.5 million primarily driven by lower interest rates.

Net unrealized exchange losses for the year ended December 31, 2020 were $20.2 million. This comprised of gains of $19.7 million and losses of $39.9 million. The net losses were primarily driven by movements in the exchange rates of EUR, BRL, RUB and GBP verses functional currency on intercompany, trading and cash balances not in the functional currency of the main operating entities.

Interest on cash and cash equivalents and short-term deposits for the year ended December 31, 2020 decreased by $6.6 million compared to the year ended December 31, 2019, primarily driven by lower interest rates offset by higher average cash balances.

Lease interest expense for the year ended December 31, 2020 increased by $3.2 million to $6.7 million, driven by new leases starting in the year ended December 31, 2020.

Convertible note interest for the year ended December 31, 2020 amounted to $41.9 million primarily due to the effective interest on our convertible notes issued in February 2020, April 2020 and November 2020. There were none for the year 2019.

Other interest expense for the year ended December 31, 2020 decreased by $2.0 million to $2.8 million, primarily driven by lower interest rates

(Loss)/profit after tax

	Year ended December 31,			2019 vs. 2020		2020 vs. 2021
	2019 (1)	2020 (1)	2021	$ Change	% Change	$ Change	% Change (2)
		(in thousands)
(Loss)/profit after tax (1)	$(393,500)	$(3,315,623)	$1,470,611	$(2,922,123)	742.6%	$4,786,234	n.m.
% of Adjusted Revenue	(44.1%)	(227.0%)	76.4%

(1)	Refer to Note 2, Significant accounting policies, within our Consolidated financial statements included elsewhere in this Annual Report for detail on the revision of prior year comparatives.
(2)	n.m. = number is not meaningful.

Profit after tax for the year ended December 31, 2021 was $1,470.6 million, up by $4,786.2 million, compared to the year ended December 31, 2020. The increase was primarily driven by gains on items held at fair value and remeasurements, which increased $4,667.4 million year-over-year as well as the increase in gross profit partially offset by an increase in Selling, general and administrative expenses, as explained above.

Loss after tax for the year ended December 31, 2020, increased by $2,922.1 million, or 742.6%, compared to the year ended December 31, 2019. The increase was primarily driven by losses on items held at fair value and remeasurements, which increased $2,665.3 million year-over-year as well as increases in general and administrative expenses, partially offset by an increase in gross profit, as explained above.

Adjusted EBITDA

	Year ended December 31,
	2020	2021	$ Change	% Change
	(in thousands)
Adjusted EBITDA	$(47,432)	$1,638	$49,070	103.5%
% of Adjusted Revenue	(3.2%)	0.1%

Adjusted EBITDA for the year ended December 31, 2021, increased by $49.1 million, or 103.5%, compared to the year ended December 31, 2020. This was primarily due to the increase in revenue, as described above. Adjusted EBITDA as a percentage of Adjusted Revenue increased from (3.2)% to 0.1%, primarily due to the decline in general and administrative expenses as a percentage of Adjusted Revenue, as described above.

Comparison of Year Ended December 31, 2019 and 2020

For a comparison of our consolidated results of operations for the years ended December 31, 2019 and 2020, refer to pages 87 through 93 of our Annual Report on Form 20-F for the fiscal year ended December 31, 2020 filed with the SEC on March 4, 2021, as supplemented by the revisions described above under “—Revisions to Previously Reported Financial Information”.

Operating Results by Segment

Digital Platform

The Digital Platform segment activities include the Farfetch Marketplace, Farfetch Platforms Solutions, StadiumGoods.com, Farfetch Future Retail, and any other online sales channel operated by the Group, including the respective websites of the smaller brands in the New Guards portfolio which are not yet operated through Farfetch Platforms Solutions. It derives its revenues mostly from transactions between sellers and consumers conducted on our technology platforms. During 2019 we acquired New Guards, which contributed to the continued scale and growth of our Digital Platform in 2021.

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

There are no intersegment transactions that require elimination. Order Contribution is used to assess the performance and allocate resources between the segments. The operating segment disclosures required under IFRS 8 are provided in Note 6, Segmental and geographical information, to our Consolidated financial statements included elsewhere in this Annual Report.

The tables and discussion below set forth financial information and analysis of our three reportable operating segments for the years ended December 31, 2019, 2020 and 2021:

Digital Platform:

	Year ended December 31,
	2019	2020	2021
Digital Platform:	(in thousands)
Services third-party revenue	$496,040	$637,568	$845,941
Services first-party revenue	205,206	395,588	539,737
Services Revenue	701,246	1,033,156	1,385,678
Fulfilment Revenue	127,960	213,228	332,504
Revenue	829,206	1,246,384	1,718,182
Less: Cost of revenue	(457,293)	(686,178)	(987,929)
Gross profit	371,913	560,206	730,253
Less: Demand generation expense	(151,350)	(198,787)	(291,821)
Order contribution	$220,563	$361,419	$438,432

Digital Platform performance reflects the increased scale of our global business, both from a supply and demand perspective. There has been significant organic growth as we continued to expand our share of the online luxury market, further supplemented by our continued marketing efforts, which generated growth in new consumers and demand growth from existing consumers across international markets. During 2019, we acquired New Guards which contributed to the continued scale and growth of our Digital Platform in 2020.

The increase in Digital Platform Services Revenue of 34.1% was primarily driven by 33.3% growth in Digital Platform GMV, including growth in first-party Digital Platform GMV, which is included in Digital Platform Services Revenue at 100% of the GMV. The increase in Digital Platform GMV was driven by a 21.9% increase in Active Consumers, from 3,024,200 at December 31, 2020, to 3,686,800 at December 31, 2021, and a strong full price performance. In addition, we benefited from year-over-year growth in transactions through websites managed by FPS. Digital Platform Services Revenue was further augmented by growth in first-party Digital Platform, where we saw strong performance of Browns’ products on the Platform. Digital Platform Third-Party take rate has increased slightly from 29.6% for the year ended December 31, 2020 to 30.2% for the year ended December 31, 2021 reflecting measures implemented to share incremental costs with our partners.

Digital Platform Fulfilment Revenue represents the pass-through to consumers of delivery and duties charges incurred by our global logistics solutions, net of any Farfetch-funded consumer promotions, subsidized shipping and incentives. Digital Platform Fulfilment Revenue accounted for 14.7% of revenue in 2021, an increase from 12.7% in 2020. While Digital Platform Fulfilment Revenue would be expected to grow in line with the cost of delivery and duties, which increase as Digital Platform GMV and order volumes grow, variations in the level of Farfetch funded promotions and incentives will impact Digital Platform Fulfilment Revenue, as Digital Platform Fulfilment Revenue is recorded net of such promotions. Digital Platform Fulfilment Revenue increased 55.9%, a higher rate as compared to Digital Platform Services Revenue growth driven by higher duties due to the regional mix of sales and impacts of Brexit, as well as an increased pass-through of these costs to consumers towards the end of the year.

Cost of revenue for the year ended December 31, 2021 increased by $301.8 million, or 44.0%, compared to the year ended December 31, 2020, primarily driven by Digital Platform Revenue growth.

Our Digital Platform Gross Profit Margin decreased from 54.2% for the year ended December 31, 2020 to 52.7% for the year ended December 31, 2021. The decrease was driven by the increasing mix of Digital Platform Fulfilment Revenue, which is a flow through generating no Gross Profit Margin, plus an increase in promotional activity.

Demand generation expense consists primarily of fees that we pay to various media and affiliate partners. Demand generation expense for the year ended December 31, 2021 increased by $93.0 million, or 46.8%, compared to the year ended December 31, 2020. Demand generation expense increased as a percentage of Digital Platform Services Revenue from 19.2% in 2020 to 21.0% in 2021, as we saw more competitive market conditions and the impacts of Apple’s privacy policy leading to higher costs.

Digital Platform Order Contribution Margin decreased from 35.0% in 2020 to 31.6% in 2021 as a result of increased promotional activity and higher demand generation costs

Brand Platform:

	Year ended December 31,
	2019	2020	2021
Brand Platform:	(in thousands)
Revenue	$164,210	$390,014	$467,505
Less: Cost of revenue	(89,203)	(199,208)	(225,989)
Gross profit or order contribution	$75,007	$190,806	$241,516

Brand Platform contributed $467.5 million of Revenue and $241.5 million of gross profit for the year ended December 21, 2021 compared to $390.0 million of Revenue and $190.8 million of gross profit for the year ended December 31, 2020. We continue to see strong demand for products within New Guards brand portfolio, of which a new permanent collection launched in the last quarter of the year.

In-Store:

	Year ended December 31,
	2019	2020	2021
In-Store:	(in thousands)
Revenue	$27,621	$37,524	$70,921
Less: Cost of revenue	(14,695)	(17,608)	(26,179)
Gross profit or order contribution	$12,926	$19,916	$44,742

In-Store Revenue increased 89.0% to $70.9 million in the period ended 2021. Growth is primarily due to additional New Guards’ stores opened in the last twelve months as well as growth from existing stores.

Changes in Accounting Policies and Disclosures

There have been no significant new accounting standards or amendments that have a material impact on the results in the current year. During the year, as a result of the first conversions of the February 2020 Notes, we implemented a new accounting policy in respect of how we account for the conversion of convertible notes. New accounting policies have also been implemented for short-term investments, the acquisition of Palm Angels and the accounting for the investment by Alibaba and Richemont into Farfetch China Holdings Ltd and its subsidiaries. All transactions referred to above are new in the current year ended December 31, 2021. For further details, refer to Note 2.4, Changes in accounting policies and disclosures, within our Consolidated financial statements included elsewhere in this Annual Report.

B. Liquidity and Capital Resources

The following historical consolidated financial data as of and for the years ended December 31, 2019, 2020 and 2021 has been derived from our audited Consolidated financial statements and the notes thereto. Our historical results for any prior period are not necessarily indicative of results expected in any future period.

	Year ended December 31,
	2019	2020	2021
	(in thousands, except share and per share data)
Consolidated Statement of Cash Flow Data:
Net cash (outflow)/inflow from operating activities	$(126,642)	$116,315	$(282,154)
Net cash outflow from investing activities	(583,503)	(132,641)	(330,656)
Net cash (outflow)/inflow from financing activities	(15,249)	1,261,040	405,142

	As of December 31,
	2019 (1)	2020 (1)	2021
	(in thousands)
Consolidated Statement of Financial Position Data:
Current assets	$645,330	$1,961,000	$2,111,680
Non-current assets	1,582,549	1,629,871	1,714,834
Total assets	2,227,879	3,590,871	3,826,514
Current liabilities (1)	467,998	778,747	907,257
Non-current liabilities	422,049	4,470,766	2,648,641
Total liabilities	890,047	5,249,513	3,555,898
Share capital and premium	891,591	942,099	1,656,905
Total equity/(deficit) (1)	$1,337,832	$(1,658,642)	$270,616

(1) Refer to Note 2, Significant accounting policies, within our Consolidated financial statements included elsewhere in this Annual Report for detail on the revision of prior year comparatives.

General

As of December 31, 2021, we had cash and cash equivalents of $1,363.1 million. Our cash and cash equivalents consist primarily of cash in bank accounts and short-term deposits in money market funds.

Since our inception, we have financed our operations primarily through equity and debt issuances, and cash generated from our operating activities. Our primary requirements for liquidity and capital are to finance working capital, capital expenditures, business combinations and general corporate purposes.

Our total equity increased from a deficit of $(1,658.6) million as at December 31, 2020 to equity of $270.6 million as at December 31, 2021 primarily due to the gains on items held at fair value and remeasurements during the year. The gains on items held at fair value and remeasurements during the year is primarily driven by the year end revaluation of the embedded derivatives relating to the convertible senior notes discussed below. Unless earlier converted, redeemed or repurchased in accordance with their terms, the notes may be settled, at Farfetch’s election and subject to certain exceptions and conditions, in Class A ordinary shares of Farfetch, cash, or a combination of cash and Class A ordinary shares of Farfetch. The other significant driver of the gains on items held at fair value and remeasurements during the year is the put and call option liabilities related to non-controlling interests arising from the strategic agreement with Alibaba and Richemont. See Note 28, Financial instruments and financial risk management, within our Consolidated financial statements included elsewhere in this Annual Report.

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

The following table shows summary consolidated cash flow information for the periods presented.

	Year ended December 31,
	2020	2021
	(in thousands)
Net cash inflow/(outflow) from operating activities	$116,315	$(282,154)
Net cash outflow from investing activities	(132,641)	(330,656)
Net cash inflow from financing activities	1,261,040	405,142
Net increase/(decrease) in cash and cash equivalents	$1,244,714	$(207,668)

Net cash (outflow)/inflow from operating activities

Net cash outflow from operating activities increased by $398.5 million to $282.2 million in the year ended December 31, 2021 compared to a $116.3 million cash inflow from operating activities in the year ended December 31, 2020. The increase is primarily due to a working capital deficit of $154.5 million, an increase of $402.7 million as compared to the working capital benefit of $248.2 million for the year ended December 31, 2020. This primarily reflects an increase in sales tax receivables (refer to Note 15, Trade and other receivables, within our Consolidated financial statements included elsewhere in this Annual Report), as well as higher inventory levels to support the growth in the business.

Net cash outflow from investing activities

Net cash outflow from investing activities increased to $330.7 million in the year ended December 31, 2021, an increase of $198.0 million. The increase was primarily due to the purchase of a $100.0 million short-term variable Net Asset Value investments and an increase in acquisitions of intangible assets in the year ended December 31, 2021.

Net cash (outflow)/inflow from financing activities

Net cash inflow from financing activities decreased $855.9 million to $405.1 million in the year ended December 31, 2021. During the year ended December 31, 2021, Net cash inflow from financing activities primarily related to the cash proceeds of $500.0 million from the investment in Farfetch China by Alibaba and Richemont during the year. During the year ended December 31, 2020, Net cash inflow from financing activities primarily related to the cash proceeds from the issuance of three convertible senior notes during the year for total aggregate principal amounts of $250 million, $400 million and $600 million.

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

On April 30, 2020, we completed the private placement of convertible senior notes to qualified institutional buyers, pursuant to which we received $390 million net proceeds and issued the April 2020 Notes to the institutional buyers. The April 2020 Notes will mature on May 1, 2027 unless earlier converted, redeemed or repurchased in accordance with their terms. The April 2020 Notes are our senior, unsecured obligations and bear interest at a rate of 3.75% per year, payable semi-annually in arrears on May 1 and November 1 of each year, commencing on 1 November 1, 2020. The April 2020 Notes may be converted at an initial conversion price of $16.13 per share. The April 2020 Notes may only be converted under the following circumstances; (i) during any calendar quarter commencing after the calendar quarter ending on September 30, 2020 (and only during such quarter), if the last reported sale price per ordinary share exceeds 130% of the conversion price for each of at least twenty trading days (whether or not consecutive) during the thirty consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter; and (ii) during the five days immediately after any ten-day period in which the trading price per $1,000 principal of notes each day was less than 98% of the product of the last reported share price on such day and the conversion rate. Upon conversion, the April 2020 Notes will be settled, at our election, in our Class A ordinary shares, cash, or a combination of cash and Class A ordinary shares (subject to certain exceptions set forth in the Indenture). Holders of the April 2020 Notes will have the right to require us to repurchase all or some of their April 2020 Notes for cash at 100% of their principal amount, plus all accrued and unpaid interest to, and including, the maturity date, upon the occurrence of certain corporate events, subject to certain conditions.

Farfetch may redeem the April 2020 Notes for cash at any time prior to maturity, if certain tax-related events occur on or after May 6, 2024 and on or before the 35th scheduled trading day before the maturity date, at its option, if the last reported sale of Farfetch’s Class A ordinary shares exceeds 130% of the conversion price for a specified period of time. The redemption price will equal the principal amount of the notes to be redeemed, plus accrued and unpaid interest.

On November 17, 2020, we completed the placement of convertible senior notes to Alibaba and Richemont for total gross proceeds of $600 million. The November 2020 Notes will mature on November 15, 2030 unless earlier converted, redeemed or repurchased in accordance with their terms. The November 2020 Notes will not bear regular interest, and the principal amount of the November 2020 Notes will not accrete. At any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date, a holder may convert the November 2020 Notes at its option at an initial conversion price of approximately $32.29, which reflects a 22% premium to the volume-weighted average price over the trailing 30 trading-day period ended on October 30, 2020. Upon conversion, the November 2020 Notes will be settled in Class A ordinary shares of Farfetch (with our right, in certain circumstances, to settle the November 2020 Notes in its Class A ordinary shares, cash or a combination thereof, at Farfetch’s election). If certain events occur that constitute a “fundamental change” (as defined in the indenture governing the terms of the November 2020 Notes), holders of the November 2020 Notes will have the right to require the Company to repurchase all or some of their November 2020 Notes for cash at a repurchase price equal to 100% of their principal amount, plus all accrued and unpaid special interest, if any, to, and including, the maturity date. Farfetch will, under certain circumstances, increase the conversion rate for holders who convert the November 2020 Notes in connection with a fundamental change.

Alibaba and Richemont may require us to repurchase all or part of their respective November 2020 Notes on June 30, 2026 at a repurchase price equal to 100% of the principal amount of the November 2020 Notes to be repurchased, plus accrued and unpaid special interest, if any, to, but excluding, such repurchase date.

We will not be able to redeem the November 2020 Notes prior to November 15, 2023, except in the event of certain tax law changes. On or after November 15, 2023, we may redeem, for cash, all or part of the relevant November 2020 Notes if the last reported sale price of its Class A ordinary shares has been at least 130% (or 200%, if over 5% of the relevant November 2020 Notes are held at the time by Alibaba or Richemont) of the conversion price then in effect for at least twenty trading days (whether or not consecutive) during any thirty consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which we provide notice of the redemption, at a redemption price equal to 100% of the principal amount of the November 2020 Notes to be redeemed, plus accrued and unpaid special interest, if any, to, but excluding, the redemption date.

On May 17, 2021, a total of 3,190,345 shares were issued on conversion of $39.1 million principal amount of February 2020 Notes. No gain or loss was recognized on conversion. On conversion, non-current borrowings with a carrying value of $28.4 million and non-current derivative financial liabilities with a fair value of $90.6 million were reclassified to equity. The increase in equity resulted in an increase to share capital of $0.1 million and to share premium of $118.9 million.

On August 6, 2021, a total of 7,013,405 shares were issued on conversion of $85.9 million principal amount of February 2020 Notes. No gain or loss was recognized on conversion. On conversion, non-current borrowings with a carrying value of $63.1 million and non-current derivative financial liabilities with a fair value of $241.6 million were reclassified to equity. The increase in equity resulted in an increase to share capital of $0.3 million and to share premium of $304.4 million.

On October 1, 2021, a total of 6,122,250 shares were issued on conversion of $75.0 million principal amount of February 2020 Notes. No gain or loss was recognized on conversion. On conversion, non-current borrowings with a carrying value of $55.2 million and non-current derivative financial liabilities with a fair value of $152.8 million were reclassified to equity. The increase in equity resulted in an increase to share capital of $0.2 million and to share premium of $207.7 million.

Share-Based Payments

Employees receive remuneration in the form of share-based payments in the form of either equity or cash settled depending on the scheme. For further details, refer to Note 2.3 (p), Summary of significant accounting policies – Share-based payments, within our Consolidated financial statements included elsewhere in this Annual Report.

Off-Balance Sheet Arrangements

In the ordinary course of business, we enter into lease commitments and capital commitments. These transactions are recognized in the Consolidated financial statements in accordance with IFRS, as issued by the IASB, and are more fully disclosed therein.

As of December 31, 2021, there were no off-balance sheet arrangements reasonably likely to have a material effect on the Group.

Contractual obligations

The following table sets forth our contractual obligations as of December 31, 2021:

	Payments due by period
Contractual Obligations	Less than one year	One to three years	Three to five years	More than five years
	(in thousands)
Long term debt	$-	$-	$50,000	$1,000,000
Put and call option liabilities	8,321	188,261	656,640	-
Finance leases	54,216	73,685	51,124	90,801
Purchase Obligations	168,019	-	-	-
Total	$230,556	$261,946	$757,764	$1,090,801

Contractual obligations relate primarily to marketing, consulting, maintenance, license agreements, cloud services, and other third-party agreements.

C. Research and Development, Patents and Licenses, etc.

See Note 11, Material gain or loss, within our Consolidated financial statements include elsewhere in this Annual Report.

D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2021 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

Our Consolidated financial statements are prepared in accordance with IFRS, as issued by the IASB. In preparing our Consolidated financial statements, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in our consolidated financial statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly re-evaluate our assumptions, judgments and estimates. Our critical accounting estimates and judgments are described in Note 3, Critical accounting judgments and key sources of estimation uncertainty, within our Consolidated financial statements included elsewhere in this Annual Report.

Reconciliations of Non-IFRS and Other Financial and Operating Metrics

We have included in this Annual Report certain financial measures not based on IFRS, including Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EPS, Adjusted Revenue, Digital Platform Order Contribution and Digital Platform Order Contribution Margin (together, the “Non-IFRS Measures”), as well as operating metrics, including GMV, Digital Platform GMV, Brand Platform GMV, In-Store GMV, Active Consumers and AOV. See the definitions set forth below for a further explanation of these terms.

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

The Non-IFRS Measures may not be comparable to similar measures disclosed by other companies because not all companies and analysts calculate these measures in the same manner. We present the Non-IFRS Measures because we consider them to be important supplemental measures of our performance, and we believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies. Management believes that investors’ understanding of our performance is enhanced by including the Non-IFRS Measures as a reasonable basis for comparing our ongoing results of operations. Many investors are interested in understanding the performance of our business by comparing our results from ongoing operations period over period and would ordinarily add back non-cash expenses such as depreciation, amortization and items that are not part of normal day-to-day operations of our business. By providing the Non-IFRS Measures, together with reconciliations to IFRS, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.

Items excluded from the Non-IFRS Measures are significant components in understanding and assessing financial performance. The Non-IFRS Measures have limitations as analytical tools and should not be considered in isolation, or as an alternative to, or a substitute for profit/(loss) after tax, revenue or other financial statement data presented in our Consolidated financial statements as indicators of financial performance. Some of the limitations are:

•	such measures do not reflect revenue related to fulfilment, which is necessary to the operation of our business;
•	such measures do not reflect our expenditures, or future requirements for capital expenditures or contractual commitments;
•	such measures do not reflect changes in our working capital needs;
•	such measures do not reflect our share-based payments, income tax benefit/(expense) or the amounts necessary to pay our taxes;
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

Digital Platform Order Contribution and Digital Platform Order Contribution Margin are not measurements of our financial performance under IFRS and do not purport to be alternatives to gross profit or profit/(loss) after tax derived in accordance with IFRS. We believe that Digital Platform Order Contribution and Digital Platform Order Contribution Margin are useful measures in evaluating our operating performance within our industry because they permit the evaluation of our digital platform productivity, efficiency and performance. We also believe that Digital Platform Order Contribution and Digital Platform Order Contribution Margin are useful measures in evaluating our operating performance because they take into account demand generation expense and are used by management to analyze the operating performance of our digital platform for the periods presented.

The following table reconciles Adjusted EBITDA and Adjusted EBITDA Margin to the most directly comparable IFRS financial measures, which are (loss)/profit after tax and (loss)/profit after tax margin:

	Year Ended December 31,
	2019 (1)	2020 (1)	2021
	(in thousands)
(Loss)/profit after tax (1)	$(393,500)	$(3,315,623)	$1,470,611
Net finance (income)/expense (1)	(15,150)	66,595	73,842
Income tax expense/(benefit)	1,162	(14,434)	3,002
Depreciation and amortization	113,591	217,223	251,198
Share-based payments (1) (2)	178,234	291,633	196,167
(Gains)/losses on items held at fair value and remeasurements (3)	(21,721)	2,643,573	(2,023,743)
Other items (4)	16,374	24,267	18,730
Impairment losses on tangible assets	-	2,991	-
Impairment losses on intangible assets	-	36,269	11,779
Share of results of associates	(366)	74	52
Adjusted EBITDA	$(121,376)	$(47,432)	$1,638
Revenue	$1,021,037	$1,673,922	$2,256,608
(Loss)/profit after tax margin (1)	(38.5%)	(198.1)%	65.2%
Adjusted Revenue	$893,077	$1,460,694	$1,924,104
Adjusted EBITDA Margin	(13.6)%	(3.2)%	0.1%

(1)	Refer to Note 2, Significant accounting policies, within our Consolidated financial statements included elsewhere in this Annual Report for detail on the revision of prior year comparatives.
(2)	Represents share-based payment expense.
(3)	Represents losses/(gains) on items held at fair value and remeasurements. See “gains/(losses) on items held at fair value and remeasurements” below for a breakdown of these items.
(4)

Represents other items, which are outside the normal scope of our ordinary activities. See “other items” below for a breakdown of these items. Other items is included within selling, general and administrative expenses.

The following table reconciles Adjusted Revenue to the most directly comparable IFRS financial performance measure, which is revenue:

	Year ended December 31,
	2019	2020	2021
	(in thousands)
Revenue	$1,021,037	$1,673,922	$2,256,608
Less: Digital Platform Fulfilment Revenue	(127,960)	(213,228)	(332,504)
Adjusted Revenue	$893,077	$1,460,694	$1,924,104

The following tables reconcile Digital Platform Order Contribution and Digital Platform Order Contribution Margin to the most directly comparable IFRS financial performance measures, which are Digital Platform Gross Profit and Digital Platform Gross Profit Margin:

	Year ended December 31,
	2019	2020	2021
	(in thousands)
Digital Platform Gross Profit	$371,913	$560,206	$730,253
Less: Demand generation expense	(151,350)	(198,787)	(291,821)
Digital Platform Order Contribution	$220,563	$361,419	$438,432
Digital Platform Services Revenue	$701,246	$1,033,156	$1,385,678
Digital Platform Gross Profit Margin	53.0%	54.2%	52.7%
Digital Platform Order Contribution Margin	31.5%	35.0%	31.6%

The following table reconciles Adjusted EPS to the most directly comparable IFRS financial performance measure, which is Earnings per share:

	Year ended December 31,
	2019 (1)	2020 (1)	2021

Basic (loss)/earnings per share (1)	$(1.27)	$(9.69)	$4.02
Share-based payments (1) (2)	0.56	0.85	0.54
Amortization of acquired intangible assets	0.17	0.36	0.36
(Gains)/losses on items held at fair value and remeasurements (3)	(0.07)	7.69	(5.55)
Other items (4)	0.05	0.07	0.05
Impairment losses on tangible assets	-	0.01	-
Impairment losses on intangible assets	-	0.11	0.03
Share of results of associates	-	0.0	-
Adjusted (loss)/earnings per share	$(0.56)	$(0.60)	$(0.55)

(1)	Refer to Note 2, Significant accounting policies, within our Consolidated financial statements included elsewhere in this Annual Report for detail on the revision of prior year comparatives.
(2)	Represents share-based payment expense on a per share basis.
(3)	Represents losses/(gains) on items held at fair value and remeasurements on a per share basis. See “gains/(losses) on items held at fair value and remeasurements” below for a breakdown of these items.
(4)

Represents other items, which are outside the normal scope of our ordinary activities on a per share basis.  See “other items” below for a breakdown of these items. Other items is included within Selling, general and administrative expenses.

The following table represents gains/(losses) on items held at fair value and remeasurements:

	Year ended December 31,
	2019	2020	2021
	(in thousands)
Fair value remeasurements:
Shares issued as part of New Guards acquisition	$(21,526.00)	$-	$-
$250 million 5.00% Notes due 2025 embedded derivative	-	(978,254)	484,529
$400 million 3.75% Notes due 2027 embedded derivative	-	(1,103,944)	724,690
$600 million 0.00% Notes due 2030 embedded derivative	-	(272,522)	429,618
Fair value remeasurement of previously held equity interest	-	-	784

Present value remeasurements:
Chalhoub put option	44,853	(287,927)	156,072
CuriosityChina call option	(1,606)	(926)	-
Palm Angels put call option and earn-out	-	-	(14,190)
Alibaba and Richemont put option	-	-	246,105
Alanui put option	-	-	(3,865)
Gains/(losses) on items held at fair value and remeasurements	$21,721	$(2,643,573)	$2,023,743

Farfetch share price (end of day)	$10.35	$63.81	$33.43

The following table represents other items:

	Year ended December 31,
	2019	2020	2021
	(in thousands)
Transaction-related legal and advisory expenses	$(15,374)	$(24,598)	$(18,596)
Release of tax provisions	4,000	-	-
Loss on impairment of investments carried at fair value	(5,000)	(235)	(134)
Other	-	566	-
Other items	$(16,374)	$(24,267)	$(18,730)

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Executive Officers and Board Members

The following table presents information about our current executive officers and members of our Board of Directors, including their ages as of January 31, 2022:

Name	Age	Position
Executive Officers
José Neves (4)	47	Chief Executive Officer and Chairman of the Board
Elliot Jordan	46	Chief Financial Officer
Stephanie Phair	43	Chief Customer Officer
Board Members
Dana Evan (1)(2)(4)	62	Board Member
J. Michael Evans	64	Board Member
Stephanie Horton (4)	50	Board Member
Diane Irvine (1)(3)	63	Board Member
Victor Luís (1)(3)	55	Board Member
David Rosenblatt (2)(3)	53	Board Member
Gillian Tans (1)(2)	51	Board Member

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Nominating and Corporate Governance Committee.
(4)	Member of the Environmental, Social and Governance Committee.

The current business address for our executive officers and members of our Board of Directors is c/o Farfetch Limited, The Bower, 211 Old Street, London EC1V 9NR, United Kingdom.

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

Dana Evan has served as a non-executive Director since April 2015. Ms. Evan has invested in and served on the Boards of companies in the internet, technology and media sectors since 2007. Between 1996 and 2007, Ms. Evan served as Chief Financial Officer of VeriSign, Inc. Between 2013 and 2020, Ms. Evan served as a venture partner at Icon Ventures. Ms. Evan brings over twenty-five years of executive leadership experience in global finance and operations management in the technology and media sectors. Ms. Evan currently serves on the Boards and audit committees of Momentive Inc. (f/k/a Survey Monkey Inc.), Domo Inc. and Box, Inc. Ms. Evan also previously served on the Board of Directors of Proofpoint, Inc. from 2008 until it was acquired by Thoma Bravo in September 2021, Criteo S.A. from 2013 to until July 2017, Fusion-IO, Inc. from 2011 until it was acquired by SanDisk in August 2014, Everyday Health Inc. until it was acquired by Ziff Davis, LLC in December 2016, and Omniture, Inc., until it was acquired by Adobe Systems Inc. in 2009. In 2019, Ms. Evan was selected as the Director of the Year by the National Association of Corporate Directors. Ms. Evan holds a B.S. degree in Commerce from the University of Santa Clara and is a Certified Public Accountant (inactive).

J. Michael Evans has served as a non-executive Director since December 2020.  Mr. Evans has been the President of Alibaba since September 2015 and has served on its Board of Directors since September 2014.  Prior to this, Mr. Evans served as Vice Chairman of the Goldman Sachs Group, Inc. from February 2008 until his retirement in December 2013. From 2004 to 2013, Mr. Evans served as Godman Sachs Chairman of Asia Operations and was its Global Head of Growth Markets from January 2011 to December 2013. He also Co-Chaired the Business Standards Committee of Goldman Sachs from 2010 to 2013. Mr. Evans joined Goldman Sachs in 1993, became a Partner of the firm in 1994 and held various leadership positions within the firm’s securities business while based in New York and London, including Global Head of Equity Capital Markets and Global Co-Head of the Equities Division, and Global Co-Head of the securities business.  He is a Board Member of City Harvest, a Trustee of the Asia Society, a member of the Advisory Council for the Bendheim Center for Finance at Princeton University, and in August 2014, he joined the Board of Barrick Gold Corporation. Mr. Evans received his bachelor’s degree in politics from Princeton University in 1981.

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

Diane M. Irvine has served as a non-executive Director since August 2020. Ms. Irvine previously served as Chief Executive Officer of Blue Nile, Inc., an online retailer of diamonds and fine jewelry, from 2008 to 2011, and as President from 2007 to 2008. Ms. Irvine also served as the Chief Financial Officer of Blue Nile from 1999 to 2007. Between 1994 and 1999, Ms. Irvine served as Vice President and Chief Financial Officer of Plum Creek Timber Company, Inc. and, from 1981 to 1994, Ms. Irvine served in various capacities, most recently as a Partner, at Coopers & Lybrand LLP. Ms. Irvine has also previously served on the Boards of Directors of the XO Group, Inc. until its merger with WeddingWire in 2018 and Casper Sleep Inc. until it was acquired by Durational Capital Management, LP in January 2022. Ms. Irvine currently serves on the Boards and Audit Committees of Yelp Inc. and Funko, Inc. Ms. Irvine also serves on the Boards of several private companies. Ms. Irvine holds a B.S. in

Accounting from Illinois State University and an M.S. in Taxation and a Doctor of Humane Letters from Golden Gate University.

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

Gillian Tans has served as a non-executive Director since August 2020. Ms. Tans served as Chairwoman of Booking.com, an online worldwide travel agency and the largest brand of Booking Holdings Inc., from June 2019 to July 2021. Previously, Ms. Tans served as the President and Chief Executive Officer of Booking.com, where she was responsible for overseeing all of Booking.com’s functional departments and operations, from January 2015 and April 2016, respectively, until June 2019. Ms. Tans served as Booking.com’s Chief Operating Officer from September 2011 to April 2016 and as Booking.com’s Director of Hotels & Content from 2002 to 2011. Before joining Booking.com, Ms. Tans served in a variety of roles with increasing responsibility at the Golden Tulip Worldwide hotel group, where she served as Product Manager, Marketing Manager and Director of Sales. Ms. Tans has also worked for the Intercontinental Hotel Group and with a number of independent hotels. Ms. Tans began her career at Hershey Entertainment and Resorts. Ms. Tans also serves on the Boards of multiple private companies.

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

B. Compensation

Compensation

We set out below the amount of compensation paid and benefits in kind provided by us or our subsidiaries to our executive officers and members of our Board of Directors for services in all capacities to us or our subsidiaries for the year ended December 31, 2021, as well as the amount contributed by us or our subsidiaries to retirement benefit plans for our executive officers and members of our Board of Directors.

Executive Officer and Board Member Compensation

The compensation for each of our executive officers is comprised of the following elements: base salary, an annual incentive tied to achievement of Company and individual performance, contractual benefits, and pension contributions; except that our Chief Executive Officer does not receive a base salary. Total cash compensation paid and benefits in kind provided to our executive officers and members of our Board of Directors for the year ended December 31, 2021 was $2,491,865. In addition, excluding the CEO PSU Grant (defined below), our executive officers and members of our Board of Directors were granted an aggregate of 9,072,806 shares (equivalent to a value of $115,511,850, based on the accounting fair value as of the grant date), comprised of restricted stock units and shares subject to stock options, in the year ended December 31, 2021 pursuant to the 2018 Farfetch Employee Equity Plan (as defined below). The exercise price of the stock options granted to our executive officers and members of our Board of Directors during the year ended December 31, 2021 was $61.27. These stock options are subject to varying vesting schedules over a multi-year period.

In addition, in May 2021 Mr. Neves was granted a long-term incentive grant of performance-based restricted stock units which vest over an eight-year period based on the achievement of certain stock price hurdles (the “CEO PSU Grant”). The grant was for 8,440,000 performance-based restricted stock units and had a fair value upon grant of $99 million.

As of December 31, 2021, excluding the CEO PSU grant, our executive officers and members of our Board of Directors held 5,048,463 stock options on the Company’s Class A ordinary shares; with exercise prices ranging from $3.60 to $61.27 and expiration dates ranging from May 2026 to January 2031. These options were granted by the Company pursuant to the 2015 LTIP and 2018 Plan (each defined below). We have not set aside or accrued any amounts to provide pension, retirement or similar benefits to our executive officers or members of our Board of Directors.

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

The restricted linked ordinary shares converted into restricted Class A ordinary shares immediately prior to our initial public offering (“IPO”) in September 2018. On each occasion that an employee proposes to realize the Linked Awards, a formula (as set out in the applicable Linked Award Deed) is applied to calculate how many linked shares will cease to be subject to restrictions on transfer to deliver to the employee the “in-the-money value” of the Linked Award (i.e., the market value of our Class A ordinary shares less the exercise price). If the in-the-money value of the vested Linked Award is delivered by the release of linked shares, the options purported to be exercised will lapse. To the extent an employee does not hold a sufficient number of linked shares to deliver the in-the-money value of the Linked Award being exercised, then the remaining option will be exercised over Class A ordinary shares.

Additional Individual Option Schemes

We previously entered into letter agreements with certain employees in connection with the acquisition of Fashion Concierge UK Limited (“the Fashion Concierge letter agreements”) on October 31, 2017, as subsequently amended in August 2019. Pursuant to such letter agreements, certain employees received a grant of our shares. No further shares will be issued pursuant to the Fashion Concierge letter agreements.

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

UK Sub-plan

The Farfetch Employee Equity Sub-plan for United Kingdom employees (the “UK Sub-plan”) is a sub-plan to the 2018 Plan for employees who are residents of the United Kingdom. The UK Sub-plan does not increase the share reserve under the 2018 Plan.

French Sub-plan

Our Compensation Committee approved the 2018 Farfetch Employee Equity Plan French Sub-plan for French employees on December 21, 2021 (the “French Sub-plan”). The French Sub-plan is a sub-plan to the 2018 Plan which allows for the grant of restricted share unit awards in a tax-efficient manner to employees who are residents of France. The French Sub-plan does not increase the share reserve under the 2018 Plan.

Indemnification

Our executive officers and Board members have the benefit of indemnification provisions in our Articles. Our Articles provide that our Board and officers shall be indemnified from and against all liability which they incur in execution of their duties in their respective offices, except liability incurred by reason of such Director’s or officer’s dishonesty, willful default or fraud.

Insofar as indemnification of liabilities arising under the Securities Act may be permitted to executive officers and Board members or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

C. Board Practices

Board of Directors

We currently have eight Directors, all of whom, other than Mr. Neves and Mr. Evans, have been determined by the Board to qualify as “independent” pursuant to the rules of the NYSE. Mr. Neves serves as the Chairman of our Board. Directors can be appointed and removed and/or replaced by an ordinary resolution of the shareholders. In addition, Directors may be appointed either to fill a vacancy arising from the resignation of a former Director or as an addition to the existing Board by the affirmative vote of a simple majority of the Directors present and voting at a Board meeting, which shall include the affirmative vote of Mr. Neves for as long as he is a Director. Until all of our Class B ordinary shares are converted into Class A ordinary shares, each of our Directors holds office until his or her successor has been duly elected and qualified or until his or her earlier death, resignation or removal. Following such conversion, the Board of Directors will be divided into three classes, with those serving as Class I, Class II and Class III serving for terms expiring at the first, second and third annual general meetings, respectively, and thereafter for three-year terms, in each case, until his or her successor has been duly elected and qualified or until his or her earlier death, resignation or removal.

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

Audit Committee

The Audit Committee currently consists of Ms. Evan, Ms. Irvine, Mr. Luís and Ms. Tans, with Ms. Irvine serving as Chair. The Audit Committee consists exclusively of members of our Board of Directors who are financially literate, and each of Ms. Evan, Ms. Irvine and Mr. Luís has been determined to qualify as an “audit committee financial expert” as defined by applicable SEC rules. Our Board has determined that Ms. Evan, Ms. Irvine, Mr. Luís and Ms. Tans each satisfies the “independence” requirements set forth in Rule 10A-3 under the Exchange Act and that the simultaneous service by Ms. Evan on the Audit Committees of three other public companies would not impair her ability to effectively serve on our Audit Committee.

The Audit Committee is responsible for, among other things:

•

the appointment, compensation, retention and oversight of the work of the independent auditor and any other registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit services;

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

•	approving or ratifying any related party transaction (as defined in our Related Parties Policy) in accordance with our Related Parties Policy; and
•

reviewing with management and the independent registered public accounting firm, at least annually, our Code of Business Conduct and Ethics and reviewing and reassessing the adequacy of the procedures in place to enforce the Code of Business Conduct and Ethics.

The Audit Committee meets as often as one or more members of the Audit Committee deems necessary, but in any event meets at least once during each fiscal quarter. The Audit Committee meets at least once per year with our independent registered public accounting firm, without our executive officers present.

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
•

making recommendations to the Board in connection with the long-term incentive component of our management’s compensation in line with the remuneration policy and reviewing our management’s compensation and benefits policies generally;

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

Environmental, Social and Governance Committee

The Environmental, Social and Governance Committee currently consists of Ms. Evan, Ms. Horton and Mr. Neves, with Ms. Horton serving as Chair.

The Environmental, Social and Governance Committee is responsible for, among other things:

•	making recommendations to the Board of Directors for our general strategy, and overseeing our policies practices and performance, with regard to environmental, social and governance matters;
•	overseeing our reporting standards in relation to environmental, social and governance matters; and
•	advising the Board of Directors on shareholder proposals and other significant stakeholder concerns relating to environmental, social and governance matters.

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

Executive Officer Employment Agreements and Board Member Service Agreements

Each of our executive officers currently has an employment agreement providing for employment for an indefinite period of time, subject to a six-month (in the case of Ms. Phair and Mr. Jordan) or twelve‑month (in the case of Mr. Neves) notice period upon termination of employment by either the executive or by us, other than terminations for gross misconduct.

In connection with the CEO PSU Grant, Mr. Neves also entered into a letter agreement pursuant to which he agreed to waive any cash and equity incentive compensation (other than the CEO PSU Grant) from 2021 through December 31, 2028.

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

Alternate Directors

Our Articles provide, as allowed by the Companies Act, that any Director may, with the prior consent of the Board of Directors, subject to the conditions set thereto, appoint a person as an alternate to act in his or her place. Unless the appointing Director limits the time or scope of the appointment of the Alternate Director, the appointment is effective for all purposes until the appointing Director ceases to be a Director or the appointing Director removes the Alternate Director.

D. Employees

Our People

As of December 31, 2021, we had a total of 6,464 employees, including 321 Browns, 258 Stadium Goods and 600 New Guards employees and excluding additional people working pursuant to freelance and consultancy contracts. Our employees are based in nineteen countries and territories, and 53% of our employees were female and 47% were male as of December 31, 2021. The table below sets out the number of employees by geography.

Geography	As of December 31,
2021
Portugal	3,068
United Kingdom	1,246
United States of America	565
China	519
Italy	510
Brazil	177
Russian Federation	86
Japan	84
Hong Kong	79
United Arab Emirates	75
India	24
France	19
Mexico	3
Canada	2
Switzerland	4
Saudi Arabia	2
Australia	1
Total	6,464

As of December 31, 2021, approximately 32% of our workforce consisted of technology and product specialists. The remainder was focused on all other business areas, including marketing, operations, production and other commercial and support functions. The table below sets out the number of employees, by category, as of December 31, 2021, 2020 and 2019:

Department	As of December 31,	As of December 31,	As of December 31,
	2019	2020	2021
Technology and Product	1,465	1,629	1,912
Operations	1,801	2,197	2,554
Marketing	222	345	445
Commercial	213	285	306
People	184	197	245
Finance and Legal	233	288	356
Data Department	92	143	176
Other	322	357	470
Total	4,532	5,441	6,464

We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations. Our employees are not represented by any collective bargaining agreements or labor unions, other than our employees in Italy and France, where collective bargaining agreements are mandatory, and in Brazil who are represented by two state-level labor unions, as required by law.

E. Share Ownership

For information regarding the share ownership of Directors and officers, refer to Item 7. “Major Shareholders and Related Party Transactions – A. Major Shareholders.” For information regarding our equity incentive plans, refer to Item 6. “Directors, Senior Management and Employees – B. Compensation – Long-Term Incentive Plans.”

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our Class A ordinary shares and Class B ordinary shares as of February 14, 2022, for:

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

The number of Class A ordinary shares and/or Class B ordinary shares beneficially owned by each entity, person, executive officer or Board member is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within sixty days of February 14, 2022 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Class A ordinary shares or Class B ordinary shares held by that person. As of February 14, 2022, there were 338,457,816 Class A ordinary shares outstanding and 42,858,080 Class B ordinary shares outstanding.

Unless otherwise indicated below, the address for each beneficial owner listed is c/o Farfetch Limited, The Bower, 211 Old Street, London EC1V 9NR, United Kingdom.

	Class A ordinary shares		Class B ordinary shares (1)
Name of beneficial owner	Number	Percent	Number	Percent	Combined voting power (2)
Holders of 5% or Greater
T. Rowe Price Associates (3)	35,110,450	10.4%	-	-	2.9%
Baillie Gifford (4)	30,400,596	9.0%	-	-	2.5%
Morgan Stanley (5)	30,171,050	8.9%	-	-	2.5%
Lone Pine Capital LLC (6)	24,439,933	7.2%	-	-	2.0%
Invesco Ltd (7)	20,763,328	6.1%	-	-	1.7%

Executive Officers and Directors
José Neves (8)	4,638,857	1.4%	42,858,080	100%	71.8%
Elliot Jordan (9)	930,183	*	-	-	*
Stephanie Phair (10)	767,301	*	-	-	*
Dana Evan (11)	609,008	*	-	-	*
J. Michael Evans	-	*	-	-	*
Stephanie Horton	9,005	*	-	-	*
Diane Irvine	6,557	*	-	-	*
Victor Luís	6,557	*	-	-	*
Gillian Tans	6,557	*	-	-	*
David Rosenblatt (12)	899,283	*	-	-	*
Officers and directors as a group (10 persons) (13)	7,873,308	2.3%	42,858,080	100.0%	71.9%

*	Indicates beneficial ownership of less than 1% of the total outstanding Class A ordinary shares.
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

(2)

The percentage reported under “Combined Voting Power” represents the voting power with respect to all of our Class A and Class B ordinary shares outstanding as of February 14, 2022, voting as a single class.  Holders of our Class A ordinary shares are entitled to one vote per share, and holders of our Class B ordinary shares are entitled to twenty votes per share.

(3)

Based on information reported on a Schedule 13G/A filed on February 14, 2022, T. Rowe Price Associates, Inc. (“T. Rowe Price”) has sole voting power over 17,290,775 of our Class A ordinary shares and sole dispositive power over 35,110,450 of our Class A ordinary shares.  The business address of T. Rowe Price is 100 E. Pratt Street, Baltimore, MD 21202.

(4)

Based on information reported on a Schedule 13G filed on January 19, 2022, Baillie Gifford & Co (“Baillie Gifford”) has sole voting power over 23,923,166 of our Class A ordinary shares and sole dispositive power over 30,400,596 of our Class A ordinary shares. The business address of Baillie Gifford is Calton Square, 1 Greenside Row, Edinburgh, EH1 3AN, Scotland, United Kingdom.

(5)

Based on information reported on a Schedule 13G/A filed on February 9, 2022, Morgan Stanley has shared voting power over 27,161,380  of our Class A ordinary shares and shared dispositive power over 30,171,050 of our Class A ordinary shares, Morgan Stanley Investment Management Company has shared voting power over 16,192,180 of our Class A ordinary shares, and shared dispositive power over 17,515,776 of our Class A ordinary shares and Morgan Stanley Investment Management Inc. has shared voting power over 10,928,548 of our Class A ordinary shares and shared dispositive power over 12,614,622 of our Class A ordinary shares.  The respective business addresses of Morgan Stanley, Morgan Stanley Investment Management Company and Morgan Stanley Investment Management Inc. are 1585 Broadway New York, NY 10036, #16-01 Capital Square 23 Church Street, Singapore and 522 5th Avenue 6th Floor New York, NY 10036.

(6)

Based on information reported on a Schedule 13G/A filed on February 14, 2022, each of Lone Pine Capital LLC (“Lone Pine”), David F. Craver, Brian F. Doherty, Kelly A. Granat, Stephen F. Mandel, Jr. and Kerry A. Tyler has shared voting power and shared dispositive power over 24,439,933 of our Class A ordinary shares. Each of David F. Craver, Brian F. Doherty, Kelly A. Granat and Kerry A. Tyler is a member of the Executive Committee of Lone Pine Managing Member LLC, which is the Managing Member of Lone Pine, and Stephen F. Mandel, Jr. is the Managing Member of Lone Pine Managing Member LLC.  The business address of each of the foregoing is Two Greenwich Plaza, Greenwich, Connecticut, 06830.

(7)

Based on information reported on a Schedule 13G filed on February 14, 2022, Invesco Ltd. has sole voting power over 20,239,031 of our Class A ordinary shares and sole dispositive power over 20,763,328 of our Class A ordinary shares.

(8)

As to the number and percentage reflected under the columns “Class A Ordinary Shares,” represents for Mr. Neves (a) 97,355 Class A ordinary shares and (b) 4,397,982 Class A ordinary shares underlying options and 143,520 Class A ordinary shares underlying Performance Share Units (“PSUs”) that are currently vested and exercisable or that vest within sixty days of February 14, 2022. Does not include shares underlying 8,440,000 PSUs, which are eligible to vest subject to achievement of stock-price vesting conditions over an eight-year period. As to the number and percentage reflected under the columns “Class B Ordinary Shares,” represents for Mr. Neves 42,858,080 Class B ordinary shares held by TGF Participations Limited.  Mr. Neves exercises voting and investment power over the Class B ordinary shares held by TGF Participations Limited and may be deemed to have beneficial ownership those Class B ordinary shares. The business address of TGF Participations Limited is Grosvenor House, 66-67 Athol Street, Douglas, Isle of Man IM1 1JE.

(9)

Represents for Mr. Jordan (a) 120,535 Class A ordinary shares and (b) 809,648 Class A ordinary shares underlying options and RSUs that are currently vested and exercisable or that vest within sixty days of February 14, 2022.

(10)

Represents for Ms. Phair (a) 157,476 Class A ordinary shares and (b) 609,825 Class A ordinary shares underlying options and RSUs that are currently vested and exercisable or that vest within sixty days of February 14, 2022.

(11)

Represents for Ms. Evan (a) 29,633 Class A ordinary shares and (b) 579,375 Class A ordinary shares underlying options that are currently vested and exercisable or that vest within sixty days of February 14, 2022.

(12)

Represents for Mr. Rosenblatt (a) 188,298 Class A ordinary shares and (b) 710,985 Class A ordinary shares underlying options that are currently vested and exercisable or that vest within sixty days of February 14, 2022.

(13)	Includes 7,251,335 Class A ordinary shares underlying options, RSUs and PSUs that are, as applicable, currently vested and exercisable or that vest within sixty days of February 14, 2022.

Significant Changes

To our knowledge, other than as provided in the table above, our other filings with the SEC, public disclosure and this Annual Report, there has been no significant change in the percentage ownership held by any other major shareholder since January 1, 2019.

As of February 14, 2022, there were 338,457,816 of Class A ordinary shares outstanding. To our knowledge, 328,067,618 Class A ordinary shares, representing 96.9% of our total outstanding Class A ordinary shares, were held by 13 record shareholders with registered address in the United States.

We are not aware of any arrangement that may at a subsequent date result in a change of control of Farfetch.

B. Related Party Transactions

The following includes, among other information, a description of related party transactions, as defined under Item 7.B of Form 20-F, since January 1, 2021.

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

Relationship with Alanui

During the year ended December 31, 2021 up until March 16, 2021, Alanui S.r.L. (“Alanui”) was an associate (as defined under Item 7.B of Form 20-F) of our subsidiary New Guards, which owns a stake of 53% of Alanui. Alanui is one of the brands in the New Guards portfolio. New Guards owns the Alanui intellectual property, and produces and distributes Alanui merchandise. New Guards gained control over Alanui on March 16, 2021 following a change in the shareholder agreement. We recognized sales of $0.2 million to Alanui in the two months up until consolidation on March 16, 2021. We recognized sales of $1.1 million during the year ended December 31, 2020.

Agreements with Executive Officers and Directors

We have entered into service agreements or offer letters with our executive officers and Directors. Information about these agreements, including the CEO PSU Grant made to Mr. Neves in May 2021, may be found in this Annual Report under Item 6. “Directors, Senior Management and Employees — B. Compensation” and is incorporated herein by reference.

Indemnification Agreements

We have entered into indemnification agreements with our Directors and executive officers pursuant to which we have agreed to indemnify them against a number of liabilities and expenses incurred by such persons in connection with claims made by reason of their serving as a Director or executive officer of Farfetch. A copy of the Form of Indemnification Agreement is incorporated by reference as Exhibit 4.1 to this Annual Report. In addition to such indemnification, we provide our Board of Directors and executive officers with Directors’ and officers’ liability insurance.

Related Parties Policy

Our Board of Directors has adopted a written Related Parties Policy to set forth the policies and procedures for the review and approval or ratification of related party transactions. This policy covers material transactions or loans reportable under this Item between Farfetch and a related party, including without limitation our Directors and senior management as well as their family members, and certain shareholders, and provides that such transactions be reviewed and approved or ratified by the Audit Committee. Such review shall assess if the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third-party, whether the transaction is inconsistent with the interest of the Company and its shareholders, the extent of the related party’s interest in the transaction, and shall also take into account the conflicts of interest and corporate opportunity provisions of our organizational documents.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated financial statements

Refer to Item 18. “Financial statements.”

Legal and Arbitration Proceedings

From time to time, we may be involved in various claims and proceedings arising in the course of our business and operations. The outcome of any such claims or proceedings, regardless of the merits, is inherently uncertain. For example, in September 2019, following periods of volatility in the market price of our Class A ordinary shares, two putative class action lawsuits were filed in the United States against us and certain of our Directors and officers, among others, under the U.S. federal securities laws. The lawsuits are captioned Omdahl v. Farfetch Limited et al and City of Coral Springs Police Officers’ Retirement Plan v. Farfetch Limited et al, both pending in the U.S. District Court for the Southern District of New York. On June 10, 2020, the court consolidated the two lawsuits. On August 10, 2020, plaintiffs filed an amended consolidated complaint, asserting violations of Sections 10(b), 20A and 20(a) of the Exchange Act, and Rule 10b-5 of the Exchange Act against us and certain of our current and former officers, as well as violations of Sections 11, 12, and 15 of the Securities Act against us, certain of our current and former officers and Directors, and the underwriters of our September 2018 initial public offering. The amended complaint seeks damages on behalf of a proposed class of all persons who purchased or otherwise acquired our common stock during the period of September 20, 2018 to August 8, 2019, purportedly caused by alleged materially misleading statements and/or material omissions by us and the individual officers regarding our business model, growth strategy, and supplemental financial metrics. On October 23, 2020 we filed a motion to dismiss the amended complaint and briefing on that motion was completed on February 4, 2021. On September 29, 2021, the court granted our motion and dismissed all of plaintiffs’ claims with prejudice, finding that our disclosures were thorough and extensive, that no reasonable investor could have been misled by our disclosures, that none of Farfetch’s officers’ stock sales were suspicious or unusual and that plaintiffs did not otherwise plead that any Farfetch officers knew that any of the challenged statements were false. Plaintiffs filed a notice of appeal on October 29, 2021, and, on January 28, 2022 filed their appellate brief. Our responsive brief is due April 28, 2022.

In April 2020, a putative class action lawsuit, captioned Walter v. Farfetch.com US, LLC, was filed in the United States against Farfetch.com US, LLC alleging violations of Section 632.7 of the California Penal Code. The lawsuit was mediated on September 29, 2021 and the settlement agreement was fully executed as of January 4, 2022. The settlement remains subject to court approval, which we expect to be sought in early 2022. Under the terms of the settlement, we continue to deny any liability or wrongdoing and the significant majority of the payment will be funded by certain of our insurance carriers. We do not expect the payment to be made under this settlement to have a material impact on our financial position or results of operations.

Dividend Policy

We have not previously paid dividends on our ordinary shares and do not anticipate paying dividends on our ordinary shares in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business. However, if we do pay a cash dividend on our ordinary shares in the future, we will pay such dividend out of our profits or share premium (subject to solvency requirements and as permitted under Cayman Islands law).

The amount of any future dividend payments we may make will depend on, among other factors, our strategy, future earnings, financial condition, cash flow, working capital requirements, capital expenditures and applicable provisions of our Articles. Any profits or share premium we declare as dividends will not be available to be reinvested in our operations.

Moreover, we are a holding company that does not conduct any business operations of our own. As a result, we are dependent upon cash dividends, distributions and other transfers from our subsidiaries to make dividend payments, which may be subject to withholding and other taxes.

Any dividends we declare on our shares will be in respect of both our Class A ordinary shares and Class B ordinary shares and will be distributed such that a holder of one of our Class B ordinary shares will receive the same amount of dividends as a holder of one of our Class A ordinary shares. We will not declare any dividend with respect to our Class A ordinary shares without declaring a dividend on our Class B ordinary shares, and vice versa.

We have not declared or paid dividends in the years ended December 31, 2019, 2020 and 2021.

B. Significant Changes

Please refer to Note 34, Subsequent Events, within our Consolidated financial statements included elsewhere in this Annual Report for details regarding events subsequent to the reporting period.

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

Not applicable.

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

D. Exchange Controls

There are currently no Cayman Islands exchange control regulations that would affect the import or export of capital or the remittance of dividends, interest or other payments to non-resident holders of our shares.

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

All dividends received by a UK resident individual holder of our Class A ordinary shares from us or from other sources will form part of the holder’s total income for income tax purposes and will constitute the top slice of that income. A nil rate of income tax will apply to the first £2,000 of taxable dividend income received by the holder of our Class A ordinary shares in a given tax year. Income within the nil rate band will be taken into account in determining whether income in excess of the nil rate band falls within the basic rate, higher rate or additional rate tax bands. Where the dividend income is above the £2,000 dividend allowance, the first £2,000 of the dividend income will be charged at the nil rate and any excess amount will be taxed at 7.5% to the extent that the excess amount falls within the basic rate tax band, 32.5% to the extent that the excess amount falls within the higher rate tax band and 38.1% to the extent that the excess amount falls within the additional rate tax band. From April 6, 2022, these rates are expected to increase to 8.75%, 33.75% and 39.35%, respectively.

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

The discussion below applies only to U.S. Holders that hold our Class A ordinary shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). The discussion below is based on the Code, existing and, in some cases, proposed U.S. Treasury Regulations, as well as judicial and administrative interpretations thereof, all as of the date of this Annual Report. All of the foregoing authorities are subject to change or differing interpretation, which change or differing interpretation could apply retroactively and could affect the tax consequences described below. This summary does not address any alternative minimum tax considerations, any estate or gift tax consequences or any state, local or non-U.S. tax consequences, nor does it address the Medicare contribution tax on net investment income.

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

Based on the currently anticipated market capitalization and composition of our income, assets, and operations, we do not believe we were a PFIC for U.S. federal income tax purposes for the taxable year that ended on December 31, 2021, and do not expect to be treated as a PFIC in the foreseeable future. However, our market capitalization and the expected income, assets and operations in the future could be significantly different from what is currently anticipated. In addition, the PFIC determination must be made annually after the close of each taxable year. Therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or for any future taxable year.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Our operations are exposed to a variety of financial risks, including foreign exchange and liquidity risks. The Group has policies in place for managing these risks, which our finance department implements and periodically reviews. Refer to Note 28, Financial instruments and financial risk management, to our audited Consolidated financial statements included elsewhere in this Annual Report for a fuller quantitative and qualitative discussion on the financial risks to which we are subject and our policies with respect to managing those risks.

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

We believe that our cash and cash equivalents balance as at December 31, 2021 is sufficient to meet our operating financing needs for at least the next 12 months and will support debt repayments and our currently planned capital expenditure requirements over the near term and medium term.

Primarily as a result of the gains on items held at fair value and remeasurements during the year, the Company’s total equity increased from $(1,658.6) million as at December 31, 2020 to $270.6 million as at December 31, 2021. The gains on items held at fair value and remeasurements during the year were mainly driven by the year end revaluation of the embedded derivatives relating to the convertible senior notes discussed in Item 5. “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources”. Unless earlier converted, redeemed or repurchased in accordance with their terms, the notes may be settled, at Farfetch’s election and subject to certain exceptions and conditions, in Class A ordinary shares of Farfetch, cash, or a combination of cash and Class A ordinary shares of Farfetch.

We continuously monitor funding options available in the capital markets and trends in the availability of funds, as well as the cost of such funding.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

On November 17, 2021, at our 2021 annual general meeting of shareholders, our shareholders approved the amendment and restatement of our Articles to, among other things, increase our authorized share capital. A copy of our Articles is incorporated by reference as Exhibit 1.1 to this Annual Report. Refer to Item 10. “Additional Information — B. Memorandum and Articles of Association.”

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2021. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as a result of the material weakness in our internal control over financial reporting described below, the design and operation of our disclosure controls and procedures were not effective as of December 31, 2021.

As permitted by related SEC staff interpretive guidance for newly acquired businesses, the internal control over financial reporting of JBUX Limited (“Jetti”), Allure Systems Corp (“Allure”) and Upteam Corporation Limited (“Luxclusif”), acquired in purchase business combinations, and Alanui S.r.L. (“Alanui”), acquired and consolidated in a step acquisition, were excluded from the evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2021. Jetti was acquired in September 2021, Allure and Luxclusif in December 2021, and Alanui in March 2021. Collectively, they represented less than 1% of our Group total assets and consolidated revenue as of and for the fiscal year ended December 31, 2021. Refer to Note 5, Business combinations, within our Consolidated financial statements included elsewhere in this Annual Report.

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

As disclosed in our 2020 Annual Report, we identified two material weaknesses in the design and operation of our internal control over financial reporting from (1) the operation of effective controls over information technology systems, including access over those systems, managing system changes and testing of system-generated reports used in the execution of manual controls; and (2) the implementation and documentation of internal control over financial reporting at the New Guards business.

During 2021, we made a significant effort to implement effective controls over information technology systems as required in (1) above. These controls have been embedded into the environment to confirm consistent and continued operation. The changes and updates to our controls included enhanced privileged user activity monitoring, user recertification supported by reliable and complete data sources, as well as stricter segregation of duties and monitoring around the change management of our core platform and corporate infrastructure. Management considers that an appropriate and robust framework of controls particularly around access to our core platform and corporate infrastructure has now been designed and implemented, and as a result of these actions, has concluded that all elements of (1) relating to the design and operation of effective controls over information technology systems have been remediated as of December 31, 2021, to the extent that they are no longer considered a material weakness.

The component material weakness reported in 2020 relating to the New Guards business covered both operational and IT general controls.  During 2021, we took significant steps to improve the control environment within the New Guards business. For the operational control elements there has been a significant increase in awareness and implementation within the New Guards business regarding the standards required for effective internal control over financial reporting. New roles, responsibilities and compensating controls have been implemented to reduce the risk created by limited segregation of duties in some areas. Additionally, the quality of management review controls has been strengthened and the standard and availability of supporting documentary evidence has been improved. Regarding information technology at the New Guards business, we made significant progress during 2021 to implement a robust control environment. This has meant extensive work to reconfigure systems, introduce detailed user profiling, vendor access restrictions, adequate user access segregation and monitoring as well as incident and change management workflows. As a result, both operational and information technology controls are now considered to have been designed appropriately, but there remains a need for these controls to be operating effectively for a period of time for the material weakness to be remediated. Additionally, these deficiencies mean that the key reports generated by these systems and used in operational controls cannot be considered effective. Our expectation is that all controls will successfully test as effective in 2022.

As a result, as of December 31, 2021, management concluded that we had one material weakness relating to the operation of effective internal control over financial reporting at the New Guards business.

As permitted by related SEC staff interpretive guidance for newly acquired businesses, we have excluded from the scope of our assessment of internal control over financial reporting Jetti, Allure, Luxclusif and Alanui, collectively they represented less than 1% of our Group total assets and consolidated revenue as of and for the fiscal year ended December 31, 2021.

Based upon the above evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as a result of the material weakness described above, our internal control over financial reporting was not effective as of December 31, 2021.

Attestation Report of Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP, the independent registered public accounting firm that audited our consolidated financial statements included in this Annual Report, has audited our internal control over financial reporting as of December 31, 2021, as stated in its report on page F-2.

Changes in Internal Control over Financial Reporting

Except for the remediation efforts described above taken to address the material weaknesses, during the year ended December 31, 2021, there were no other changes in our internal control over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16B. Code of Ethics

We have adopted a Code of Business Conduct and Ethics (“Code of Conduct”) that applies to all our employees, officers and Directors, including our principal executive, principal financial and principal accounting officers. Our Code of Conduct addresses, among other things, competition and fair dealing, conflicts of interest, financial matters and external reporting, our funds and assets, confidentiality, corporate opportunity requirements, the process for reporting violations of the Code of Conduct and employee misconduct. Our Code of Conduct is intended to meet the definition of “code of ethics” under Item 16B of Form 20-F under the Exchange Act.

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

Item 16C. Principal Accounting Fees and Services

PricewaterhouseCoopers LLP (“PwC,” PCAOB ID 876) acted as our independent registered public accounting firm for the fiscal years ended December 31, 2021 and 2020. The table below sets out the total amount incurred, for services performed in the years ended December 31, 2021 and 2020, and breaks down these amounts by category of service:

	2020	2021
	(in thousands)
Audit Fees	$3,784	$4,003
Audit-Related Fees	231	-
Tax Fees	-	-
All Other Fees	7	31
Total	$4,022	$4,034

Audit Fees

Audit fees for the years ended December 31, 2021 and 2020 were related to the audit of our Consolidated financial statements and other audit or interim review services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees for the year ended December 31, 2020 were related to services in connection with our financing activities.

Tax Fees

There were no tax fees for the years ended December 31, 2021 and 2020.

All Other Fees

All other fees in the years ended December 31, 2021 and 2020 were related to services in connection with non-audit compliance and review work.

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

The NYSE also requires that a listed company obtain, in specified circumstances, (1) shareholder approval to adopt or materially revise equity compensation plans, as well as (2) shareholder approval prior to an issuance (a) of more than 1% of its common stock (including derivative securities thereof) in either number or voting power to related parties, (b) of more than 20% of its outstanding common stock (including derivative securities thereof) in either number or voting power or (c) that would result in a change of control, none of which require shareholder approval under Cayman Islands law. We intend to follow home country law in determining whether shareholder approval is required.

Due to our status as a foreign private issuer and our intent to follow certain home country corporate governance practices, our shareholders do not have the same protections afforded to shareholders of companies that are subject to all the NYSE corporate governance standards and shareholder approval requirements.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

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

Item 19. Exhibits

Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed/Furnished

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant as currently in effect.	6-K	001-38655	99.1	11/18/2021

2.1	Registration Rights Agreement, dated as of July 21, 2017, by and among Farfetch.com Limited and certain shareholders of Farfetch.com Limited.	F-1	333-226929	4.1	8/20/2018

2.2	Description of Securities.					*

2.3	Form of Class A Ordinary Share Certificate.	F-1	333-226929	4.3	8/20/2018

2.4	Indenture, dated as of February 5, 2020, by Farfetch Limited and Wilmington Trust, National Association.	20-F	001-38655	2.5	3/11/2020

2.5	Indenture, dated as of April 30, 2020, by Farfetch Limited and Wilmington Trust, National Association.	6-K	001-38655	4.1	4/30/2020

2.6	Indenture, dated as of November 17, 2020, by Farfetch Limited and Wilmington Trust, National Association.	20-F	001-38655	2.6	3/4/2021

4.1†	Form of Indemnification Agreement.	20-F	001-38655	4.1	3/4/2021

4.2†	Amended and Restated Rules of the Farfetch.com Limited Enterprise Management Incentive Scheme, adopted July 17, 2013.	F-1	333-226929	10.2	8/20/2018

4.3†	Rules of the Farfetch.com Limited Share Option Scheme, adopted July 18, 2013.	F-1	333-226929	10.3	8/20/2018

4.4†	Farfetch.com Limited 2015 Long-Term Incentive Plan, adopted February 13, 2015.	F-1	333-226929	10.4	8/20/2018

4.5†	2018 Farfetch Employee Equity Plan and subplans thereto.					*

4.6†	Form of Performance-Based Restricted Share Unit Agreement.	6-K	001-38655	99.1	5/28/2021

4.7	Acquisition Agreement, dated as of December 12, 2018, between Stadium Goods and Farfetch Limited.	20-F	001-38655	4.14	3/1/2019

4.8	Sale and Purchase Agreement relating to the Acquisition of New Guards Group Holding s.p.a, dated as of August 2, 2019, between multiple sellers, Farfetch Italia S.r.l. and Farfetch Limited.	20-F	001-38655	4.15	3/11/2020

8.1	List of Subsidiaries.					*

12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*

12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*

13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**

13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**

15.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.					*

101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.					*

101.SCH	Inline XBRL Taxonomy Extension Schema Document.					*

Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed/Furnished

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.					*

101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.					*

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.					*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.					*
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).					*

*	Filed herewith.
**	Furnished herewith.
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

Farfetch Limited

Date: March 4, 2022	By:	/s/ José Neves
José Neves
Chief Executive Officer

FARFETCH LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Farfetch Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Farfetch Limited and its subsidiaries (the “Group”) as of December 31, 2021 and 2020, and the related consolidated statements of operations, comprehensive (loss)/income, changes in equity/(deficit) and cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Group’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Group did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO because a material weakness in internal control over financial reporting existed as of that date related to the implementation and consistent operation of internal control over financial reporting at the New Guards business.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in Management’s Report on Internal Control over Financial Reporting appearing under Item 15. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the 2021 consolidated financial statements, and our opinion regarding the effectiveness of the Group’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

Basis for Opinions

The Group’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in management's report referred to above. Our responsibility is to express opinions on the Group’s consolidated financial statements and on the Group’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

As described in Management’s Report on Internal Control over Financial Reporting, management has excluded JBUX Limited, Allure Systems Corp. and Upteam Corporation Limited from its assessment of internal control over financial reporting as of December 31, 2021, because they were acquired by the Group in purchase business combinations during 2021. Management has also excluded Alanui srl from its assessment of internal control over financial reporting as of December 31, 2021 as it was acquired by the Group in a step acquisition during 2021. We have also excluded JBUX Limited, Allure Systems Corp., Upteam Corporation Limited and Alanui srl from our audit of internal control over financial reporting.  JBUX Limited, Allure Systems Corp., Upteam Corporation Limited and Alanui srl are subsidiaries whose total assets and total revenue excluded from management’s assessment and our audit of internal control over financial reporting collectively represent less than 1% of the related consolidated financial statement amounts as of and for the year ended December 31, 2021.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Accounting for the Strategic Investment in Farfetch China and Acquisition of Palm Angels

As described in Notes 3, 16, 28 and 33 to the consolidated financial statements, the Group signed an agreement to enter into a strategic arrangement with Taobao China Holding Limited (“Alibaba”) and Richemont International Holding S.A (“Richemont”) in 2021. As part of the arrangement, Alibaba and Richemont invested $500 million in return for a combined 25% stake in Farfetch China Holdings Limited and its subsidiaries. In 2021, the Group also completed the acquisition of 60% of Palm Angels S.r.l. for consideration of $131 million. As part of this agreement and this acquisition, the Group entered into option agreements over the non-controlling interests of 25% and 40% of the share capital of Farfetch China Holdings Limited and Palm Angels S.r.l., respectively. These option agreements are separately recognised as liabilities with a combined value of $648 million as of December 31, 2021. The valuation of these option agreements involves significant management assumptions. Management applied significant judgment in accounting for this agreement and this acquisition, which involved developing its accounting policies for (i) accounting for a non-controlling interest which is created through a transaction other than a business combination; and (ii) accounting for the initial recognition of a non-controlling interest arising from an asset acquisition using the proportionate share method.  Management also applied significant judgment in estimating the present value of the option agreements, which involved the use of complex modeling and significant assumptions with respect to the (i) risk free rate; (ii) credit spread and (iii) revenue compound annual growth rate.

The principal considerations for our determination that the accounting for the strategic investment in Farfetch China Holdings Limited and acquisition of Palm Angels S.r.l. is a critical audit matter are there was significant judgment and estimation by management in determining the appropriate accounting for the transactions and the methodology and valuation models to be used for each option agreement, including the related assumptions. This in turn resulted in a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate the accounting for the transactions and the methodology and valuation models to be used for each option agreement, including significant assumptions, specifically the risk free rate, credit spread and revenue compound annual growth rate.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, reading the related agreements; evaluating management’s assessment of the accounting for the strategic investment in Farfetch China Holdings Limited  as a partial disposal of a subsidiary without a loss of control and the acquisition of 60% of Palm Angels S.r.l. as an asset acquisition; assessing the appropriateness of the methodologies used in the valuation models; agreeing relevant data used in the models to the executed agreements as applicable; assessing the reasonableness of significant assumptions used by management in the valuation models; and evaluating the sufficiency of the Group’s disclosures in the consolidated financial statements.  Professionals with specialized skill and knowledge were used in assessing the appropriateness of the valuation models and the reasonableness of significant assumptions, including the risk free rate and expected volatility. In assessing the reasonableness of significant assumptions used by management, professionals with specialized skill and knowledge developed an independent range to value each option agreement and compared management’s estimate to the independently developed ranges.

Valuation of Embedded Derivatives

As described in Notes 3, 23 and 28 to the consolidated financial statements, the Group issued convertible senior notes amounting to $250.0 million, $400.0 million and $600.0 million on February 5, 2020, April 30, 2020 and November 17, 2020, respectively. Each arrangement contains certain conversion options which are bifurcated from the notes and separately valued. The embedded derivative liabilities are collectively valued at $872 million as of December 31, 2021. Management applied judgment in estimating the fair value of these embedded derivatives, which involved the use of complex modeling and significant assumptions with respect to the risk free rate and expected volatility.

The principal considerations for our determination that the valuation of the embedded derivative is a critical audit matter are there was significant judgment and estimation by management in determining the methodology and valuation models to be used for each instrument, including the related assumptions. This in turn resulted in a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate the methodology and valuation models and the significant assumptions, specifically the risk free rate and expected volatility.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, assessing the appropriateness of the methodologies used in the valuation models; agreeing relevant data used in the models to the executed agreements as applicable; and assessing the reasonableness of significant assumptions used by management. Professionals with specialized skill and knowledge were used in assessing the appropriateness of the valuation models and the reasonableness of significant assumptions, including the risk free rate and expected volatility. In assessing the reasonableness of significant assumptions used by management, professionals with specialized skill and knowledge developed an independent range to value each embedded derivative and compared management’s estimate to the independently developed ranges.

Capitalized Development Costs

As described in Notes 3 and 16 to the consolidated financial statements, the Group capitalizes costs relating to the development of internal software and the Farfetch websites. Management applied judgment in assessing whether the assets met the required criteria for initial capitalization, including the assessment of expected future benefits from the projects to be capitalized, technical feasibility and commercial viability. The value of development costs capitalized during the year ended December 31, 2021 was $119 million.

The principal considerations for our determination that capitalized development costs is a critical audit matter are there was significant judgment by management in assessing whether the assets met the required criteria for initial capitalization, including assessment of expected future benefits from the projects to be capitalized, technical feasibility and commercial viability. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate management’s judgment in assessing the capitalization criteria.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, (i) assessing whether the capitalization criteria, including expected future benefits and feasibility and viability of projects, had been met through review of project budgets and roadmaps, consideration of historic unsuccessful projects, corroborating information with the IT project leads and employees working on the projects, and interviewing project supervisors and development personnel on the nature of each project and the time spent on projects by development team members; and (ii) testing directly attributable costs to bring the asset to the condition necessary for it to be capable of operating in the manner intended by management.

/s/PricewaterhouseCoopers LLP

London, United Kingdom

March 4, 2022

We have served as the Group’s auditor since 2015.

FARFETCH LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

for the year ended December 31,

(in $ thousands, except share and per share data)

	Note	2019 (1)	2020 (1)	2021
Revenue	4	$1,021,037	$1,673,922	$2,256,608
Cost of revenue		(561,191)	(902,994)	(1,240,097)
Gross profit		459,846	770,928	1,016,511
Selling, general and administrative expenses (1)	8	(889,421)	(1,351,483)	(1,480,968)
Impairment losses on tangible assets	17,18	-	(2,991)	-
Impairment losses on intangible assets	16	-	(36,269)	(11,779)
Operating loss		(429,575)	(619,815)	(476,236)
Gain/(loss) on items held at fair value and remeasurements	9,28	21,721	(2,643,573)	2,023,743
Share of results of associates		366	(74)	(52)
Finance income	10	34,382	24,699	12,599
Finance costs (1)	10	(19,232)	(91,294)	(86,441)
(Loss)/profit before tax	11	(392,338)	(3,330,057)	1,473,613
Income tax (expense)/benefit	12	(1,162)	14,434	(3,002)
(Loss)/profit after tax		(393,500)	(3,315,623)	1,470,611
(Loss)/profit after tax attributable to:
Equity holders of the parent		(405,109)	(3,333,171)	1,466,487
Non-controlling interests	33	11,609	17,548	4,124
Net (loss)/profit		$(393,500)	$(3,315,623)	$1,470,611
(Loss)/earnings per share attributable to owners of the parent
Basic	13	(1.27)	(9.69)	4.02
Diluted	13	(1.27)	(9.69)	(1.07)
Weighted-average shares outstanding
Basic	13	318,843,239	343,829,481	364,696,712
Diluted	13	318,843,239	343,829,481	472,357,995

(1) Refer to Note 2, Significant accounting policies, for detail on the revision of prior year comparatives.

The accompanying notes are an integral part of these Consolidated financial statements

FARFETCH LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE (LOSS)/INCOME

for the year ended December 31,

(in $ thousands)

	Note	2019 (1)	2020 (1)	2021
(Loss)/profit after tax for the year (1)		$(393,500)	$(3,315,623)	$1,470,611
Other comprehensive (loss)/income:
Items that may be subsequently reclassified to the consolidated statement of operations (net of tax):
Exchange (loss)/gain on translation of foreign operations		(7,333)	23,903	(20,017)
Loss on cash flow hedges recognized in equity		(11,863)	(4,227)	(12,825)
Loss/(gain) on cash flow hedges reclassified and reported in net (loss)/profit		8,337	17,612	(11,951)
Gain/(loss) on cash flow hedges recognized in equity - time value		-	2,552	(2,552)
Items that will not be subsequently reclassified to the consolidated statement of operations (net of tax):
Impairment loss on investments		(100)	-	-
Remeasurement loss on severance plan		(58)	(24)	(77)
Other comprehensive (loss)/income for the year, net of tax		(11,017)	39,816	(47,422)
Total comprehensive (loss)/income for the year, net of tax		$(404,517)	$(3,275,807)	$1,423,189
Total comprehensive (loss)/income attributable to:
Equity holders of the parent		(416,126)	(3,293,687)	1,421,809
Non-controlling interests	33	11,609	17,880	1,380
		$(404,517)	$(3,275,807)	$1,423,189

(1) Refer to Note 2, Significant accounting policies, for detail on the revision of prior year comparatives.

The accompanying notes are an integral part of these Consolidated financial statements

FARFETCH LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in $ thousands)

	Note	December 31, 2020 (1)	December 31, 2021
Non-current assets
Other receivables	15	$58,081	$31,225
Deferred tax assets	26	13,556	13,334
Intangible assets	16	1,279,328	1,359,657
Property, plant and equipment	17	89,082	97,063
Right-of-use assets	18	179,227	195,549
Investments	19	8,278	17,937
Investments in associates	19	2,319	69
Total non-current assets		1,629,871	1,714,834
Current assets
Inventories	14	145,309	255,664
Trade and other receivables	15	209,946	374,706
Current tax assets		2,082	10,201
Short-term investments	21	-	99,971
Derivative financial assets	28	30,242	8,010
Cash and cash equivalents	20	1,573,421	1,363,128
Total current assets		1,961,000	2,111,680
Total assets		3,590,871	3,826,514
Liabilities and (Deficit)/equity
Non-current liabilities
Provisions	24	129,113	60,545
Deferred tax liabilities	26	182,463	156,025
Lease liabilities	18	165,275	180,915
Employee benefit obligations	29	26,116	12,948
Derivative financial liabilities	23,28	2,996,220	872,428
Borrowings (1)	23	617,789	515,804
Put and call option liabilities	28	348,937	836,609
Other financial liabilities		4,853	13,367
Total non-current liabilities		4,470,766	2,648,641
Current liabilities
Trade and other payables	22	666,144	806,406
Provisions	24	27,146	14,585
Current tax liability		3,098	5,189
Lease liabilities	18	26,128	33,594
Employee benefit obligations	29	38,286	8,296
Derivative financial liabilities	23,28	17,427	21,118
Put and call option liabilities	28	-	8,321
Other financial liabilities		518	9,748
Total current liabilities		778,747	907,257
Total liabilities		5,249,513	3,555,898
(Deficit)/equity
Share capital	30	14,168	15,231
Share premium	30	927,931	1,641,674
Merger reserve	30	783,529	783,529
Foreign exchange reserve		(7,271)	(24,544)
Other reserves (1)	31	467,565	59,520
Accumulated losses (1)		(4,013,120)	(2,386,802)
(Deficit)/equity attributable to owners of the parent		(1,827,198)	88,608
Non-controlling interests	33	168,556	182,008
Total (deficit)/equity		(1,658,642)	270,616
Total (deficit)/equity and liabilities		$3,590,871	$3,826,514

(1) Refer to Note 2, Significant accounting policies, for detail on the revision of prior year comparatives.

The accompanying notes are an integral part of these Consolidated financial statements

FARFETCH LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY/(DEFICIT) (in $ thousands)

	Share capital	Share premium	Merger reserve	Foreign exchange reserve	Other reserves (1)	Accumulated losses (1)	Equity/(deficit) attributable to owners of the parent	Non-controlling interest	Total equity/ (deficit)
Balance at December 31, 2018	$11,994	$772,300	$783,529	$(23,509)	$67,474	$(483,357)	$1,128,431	$-	$1,128,431
Changes in equity/(deficit)
(Loss)/profit after tax for the year (1)	-	-	-	-	-	(405,109)	(405,109)	11,609	(393,500)
Other comprehensive loss	-	-	-	(7,333)	(3,684)	-	(11,017)	-	(11,017)
Total comprehensive (loss)/income for the year, net of tax	-	-	-	(7,333)	(3,684)	(405,109)	(416,126)	11,609	(404,517)
Loss on cashflow hedge transferred to inventory	-	-	-	-	142	-	142	-	142
Issue of share capital, net of transaction costs	1,590	105,707	-	-	393,105	-	500,402	-	500,402
Share-based payment – equity-settled	-	-	-	-	76,383	46,841	123,224	-	123,224
Share-based payment- reverse vesting shares (1)	-	-	-	-	(62,834)	-	(62,834)	-	(62,834)
Transaction with non-controlling interests	-	-	-	-	(101,311)	-	(101,311)	-	(101,311)
Non-controlling interest arising from a business combination	-	-	-	-	-	-	-	158,617	158,617
Non-controlling interest call option	-	-	-	-	-	(4,322)	(4,322)	-	(4,322)
Balance at December 31, 2019 (1)	13,584	878,007	783,529	(30,842)	369,275	(845,947)	1,167,606	170,226	1,337,832
Balance at December 31, 2019 (as previously reported)	13,584	878,007	783,529	(30,842)	349,463	(826,135)	1,167,606	170,226	1,337,832
Correction of misstatement (1)	-	-	-	-	19,812	(19,812)	-	-	-
Revised balance at December 31, 2019	13,584	878,007	783,529	(30,842)	369,275	(845,947)	1,167,606	170,226	1,337,832
Changes in equity/(deficit)
(Loss)/profit after tax for the year (1)	-	-	-	-	-	(3,333,171)	(3,333,171)	17,548	(3,315,623)
Other comprehensive income	-	-	-	23,571	15,913	-	39,484	332	39,816
Total comprehensive income/(loss) for the year, net of tax	-	-	-	23,571	15,913	(3,333,171)	(3,293,687)	17,880	(3,275,807)
Gain on cashflow hedge transferred to inventory	-	-	-	-	(1,213)	-	(1,213)	-	(1,213)
Issue of share capital, net of transaction costs	584	49,924	-	-	4,808	-	55,316	-	55,316
Share-based payment – equity-settled	-	-	-	-	52,690	165,998	218,688	-	218,688
Share-based payment- reverse vesting shares	-	-	-	-	26,092	-	26,092	-	26,092
Acquisition of non-controlling interest	-	-	-	-	-	-	-	965	965
Dividends paid to non-controlling interests	-	-	-	-	-	-	-	(20,515)	(20,515)
Balance at December 31, 2020 (1)	14,168	927,931	783,529	(7,271)	467,565	(4,013,120)	(1,827,198)	168,556	(1,658,642)
Balance at December 31, 2020 (as previously reported)	14,168	927,931	783,529	(7,271)	447,753	(4,010,756)	(1,844,646)	168,556	(1,676,090)
Correction of misstatements (1)	-	-	-	-	19,812	(2,364)	17,448	-	17,448
Revised balance at December 31, 2020	14,168	927,931	783,529	(7,271)	467,565	(4,013,120)	(1,827,198)	168,556	(1,658,642)
Changes in equity/(deficit)
Profit after tax for the year	-	-	-	-	-	1,466,487	1,466,487	4,124	1,470,611
Other comprehensive loss	-	-	-	(17,273)	(27,405)	-	(44,678)	(2,744)	(47,422)
Total comprehensive (loss)/income for the year, net of tax	-	-	-	(17,273)	(27,405)	1,466,487	1,421,809	1,380	1,423,189
Loss on cashflow hedge transferred to inventory	-	-	-	-	2,066	-	2,066	-	2,066
Issue of share capital, net of transaction costs	333	-	-	-	-	-	333	-	333
Early conversion of convertible loan notes	653	630,976	-	-	-	-	631,629	-	631,629
Share-based payment – equity-settled	-	-	-	-	61,282	159,831	221,113	-	221,113
Share-based payment- reverse vesting shares	51	54,626	-	-	(24,486)	-	30,191	-	30,191
Acquisition of non-controlling interest	-	-	-	-	(11,613)	-	(11,613)	(6,901)	(18,514)
Dividends paid to non-controlling interests	-	-	-	-	-	-	-	(23,016)	(23,016)
Non-controlling interest arising on purchase of asset	20	23,767	-	-	-	-	23,787	50,453	74,240
Share issued on purchase of subsidiary	6	4,374	-	-	-	-	4,380	-	4,380
Step acquisition	-	-	-	-	-	-	-	2,434	2,434
Non-controlling interest put option	-	-	-	-	(150,070)	-	(150,070)	-	(150,070)
Farfetch China Holdings Ltd put call option	-	-	-	-	(744,163)	-	(744,163)	-	(744,163)
Capital contribution from non-controlling interests, net of transaction costs	-	-	-	-	488,863	-	488,863	(13,875)	474,988
Other	-	-	-	-	(2,519)	-	(2,519)	2,977	458
Balance at December 31, 2021	$15,231	$1,641,674	$783,529	$(24,544)	$59,520	$(2,386,802)	$88,608	$182,008	$270,616
(1)	See Note 2, Significant Accounting Policies, for detail on the revision of prior year comparatives.
(2)	The accompanying notes are an integral part of these Consolidated financial statements

FARFETCH LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

for the year ended December 31,

(in $ thousands)

	Note	2019	2020	2021
Cash flows from operating activities
Operating loss (1)		$(429,575)	$(619,815)	$(476,236)
Adjustments to reconcile operating loss to net cash (outflow)/inflow from operating activities:
Depreciation	17,18	28,536	39,366	49,564
Amortization	16	85,055	177,857	201,634
Non-cash employee benefits expense (1)		158,007	168,347	219,932
Net gain on sale of non-current assets		(144)	-	-
Net exchange differences		(842)	-	-
Impairment losses on tangible assets	17,18	-	2,991	-
Impairment losses on intangible assets	16	-	36,269	11,779
Impairment of investments		5,000	235	134
Changes in working capital
Increase in receivables		(51,273)	(15,833)	(164,656)
Increase in inventories		(29,723)	(16,471)	(104,838)
Increase in payables		113,716	280,454	115,025
Changes in other assets and liabilities
Decrease/(increase) in non-current receivables		3,723	(1,453)	13,551
Increase/(decrease) in other liabilities		11,575	59,640	(44,227)
(Decrease)/increase in provisions		(4,252)	85,001	(68,128)
(Decrease)/increase in derivative financial instruments		(117)	(15,052)	5,663
Income taxes paid		(16,328)	(65,221)	(41,351)
Net cash (outflow)/inflow from operating activities		(126,642)	116,315	(282,154)
Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	5	(461,691)	(12,016)	(27,295)
Payments for property, plant and equipment	17	(39,512)	(26,839)	(28,854)
Proceeds on disposal of property, plant and equipment	17	272	-	-
Payments for intangible assets	16	(72,985)	(94,105)	(167,707)
Interest received		11,259	3,131	2,994
Investment in short-term investments	21	-	-	(100,000)
Dividends received from associate		-	60	-
Payments for investments	19	(20,846)	(2,872)	(9,794)
Net cash outflow from investing activities		(583,503)	(132,641)	(330,656)
Cash flows from financing activities
Proceeds from issue of shares, net of issue costs		-	50,000	-
Proceeds from exercise of employee share-based awards		8,654	62,899	36,833
Transaction costs paid relating to capital contribution from non-controlling interest	33	-	-	(25,000)
Repayment of the principal elements of lease payments		(19,127)	(19,051)	(26,251)
Proceeds from borrowings, net of issue costs	23	-	1,241,861	-
Dividends paid to holders of non-controlling interests	33	-	(20,515)	(23,016)
Interest and fees paid on loans		(4,776)	(54,154)	(32,791)
Acquisition of non-controlling interests		-	-	(18,514)
Settlement of equity-based awards		-	-	(6,119)
Capital contribution from non-controlling interest	33	-	-	500,000
Net cash (outflow)/inflow from financing activities		(15,249)	1,261,040	405,142
Net (decrease)/increase in cash and cash equivalents		(725,394)	1,244,714	(207,668)
Cash and cash equivalents at the beginning of the year	20	1,044,786	322,429	1,573,421
Effects of exchange rate changes on cash and cash equivalents		3,037	6,278	(2,625)
Cash and cash equivalents at end of year		$322,429	$1,573,421	$1,363,128

(1) Refer to Note 2, Significant accounting policies, for detail on the revision of prior year comparatives.

The accompanying notes are an integral part of these Consolidated financial statements

Notes to the Consolidated financial statements

1.	Corporate information

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

•	web design, build, development and retail distribution for retailers and brands to enable them to offer their products to the public;
•	operating the company-owned stores (Browns, New Guards, Stadium Goods) and the branded (Off-White, Ambush) stores;
•	providing a platform for the development of global luxury fashion brands.

Effects of the COVID-19 pandemic

Since early 2020, the world has been, and continues to be, impacted by COVID-19 and its variants. The extent of these impacts on our financial and operating results will be dictated by the length of time that the pandemic and the related counter-measures continue for, in addition to individuals’ and companies’ risk tolerance regarding health matters going forward.

The impact of the COVID-19 pandemic and actions taken in response to it had varying effects on our 2020 operating results. Since the onset of the pandemic, there has been an acceleration in the shift of consumer demand to online, which the Group has partially benefited from. This has continued during the year ended December 31, 2021. In 2020, this also resulted in Digital Platform revenue growth. This growth in revenue was partially offset by the performance in Brand Platform revenue which has been impacted by Brand Platform customers having to close at various times during 2020.

In light of the COVID-19 pandemic, the Group has considered the impact on the Consolidated financial statements and where appropriate any impacts have been reflected in the financial statements.

These financial statements were authorized for issue by the Board on March 4, 2022.

2.	Significant accounting policies
2.1.	Basis of preparation

The Consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These Consolidated financial statements have been prepared under the historical cost convention, except as modified by the revaluation of certain financial assets and financial liabilities at fair value through profit and loss and fair value through other comprehensive income.

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

Effective January 1, 2019, we adopted the requirements of IFRS 16 - Leases (“IFRS 16”).

Notes to the Consolidated financial statements (continued)

Correction of a misstatement in calculating interest expense

During the preparation of the Group’s condensed Consolidated financial statements for the three months ended March 31, 2021, an overstatement of $17.4 million was identified in relation to the accounting for interest expense reported in our results for the year ended December 31, 2020, relating to a calculation error.

As compared to what was previously reported, the correction to reduce the Finance costs line item by $17.4 million also results in a $17.4 million decrease in loss after tax, and a decrease in the basic and diluted loss per share of $0.06 for the annual period ended December 31, 2020. The correction also resulted in the reduction by $17.4 million of the Non-current borrowings line in the Consolidated statement of financial position on December 31, 2020. The results for the year ended December 31, 2019 were not impacted by this correction.

This revision had no impact on gross profit or operating loss in the periods mentioned, and had no impact on total assets, total deficit and liabilities, or total cash flows in the periods mentioned. The Company evaluated these amounts and concluded that while they are immaterial to reissue the previously reported Consolidated financial statements, they should be corrected by revising the previously reported financial information when such amounts are presented for comparative purposes.

Correction of a misstatement in calculating share-based payment expense

During the preparation of the Group’s Consolidated financial statements for the year ended December 31, 2021, an understatement of $19.8 million was identified in relation to the accounting for share-based compensation expense reported in our results for the year ended December 31, 2019.

This non-cash equity-based compensation error related to the incorrect timing of recognition of expense for certain awards granted to Stadium Goods and NGG employees when those businesses were acquired.  The expense was initially recognized on a straight-line attribution basis. Upon further review, management determined that the non-cash equity-based compensation expense for such awards should have been recognized on a tranche-by-tranche basis ("graded vesting model") because the awards can only be exercised at certain periods if the employee remains employed with the Company.  The impact of correcting the attribution shifts the non-cash equity-based compensation expense to earlier reporting periods, while the total cumulative expense expected to be recognized over the service period will remain the same.

As compared to what was previously reported, the correction to increase share-based compensation expenses recorded within the Selling, general and administrative expenses line item by $19.8 million also results in a $19.8 million increase in operating loss, loss after tax, and an increase in the basic and diluted loss per share of $0.06 for the annual period ended December 31, 2019. The correction also resulted in offsetting increases by $19.8 million of both Other reserves and Accumulated losses within equity within the Consolidated statement of financial position on December 31, 2019. The impacts on the results for the years ended December 31, 2021 and 2020 were insignificant individually and in the aggregate for adjustment.

This revision had no impact on gross profit, total assets, total equity and liabilities, or total cash flows as of and for the years ended December 31, 2021, 2020, and 2019. The Company evaluated these amounts and concluded that while they are immaterial to reissue the previously reported Consolidated financial statements, they should be corrected by revising the previously reported financial information when such amounts are presented for comparative purposes.

The error has been corrected by revising each of the affected financial statement line items for the 2019 comparative periods presented.

Notes to the Consolidated financial statements (continued)

The tables below detail the impact of both revisions on the impacted financial statement line items for the comparative periods presented.

Year ended December 31, 2020

The impact on our Consolidated statement of financial position was as follows:

	December 31, 2020 (as previously reported)	Share Based Payment expense Adjustment	Interest expense Adjustment	December 31, 2020 (revised)
Non-current liabilities
Borrowings	$635,237	$-	$(17,448)	$617,789
Total non-current liabilities	4,488,214	-	(17,448)	4,470,766
Total liabilities	5,266,961	-	(17,448)	5,249,513
Other reserves	447,753	19,812	-	467,565
Accumulated losses	(4,010,756)	(19,812)	17,448	(4,013,120)
Total deficit	(1,676,090)	-	17,448	(1,658,642)
Total deficit and liabilities	$3,590,871	$-	$-	$3,590,871

The impact on our Consolidated statement of operations was as follows:

	Year ended December 31, 2020 (as previously reported)	Share Based Payment expense Adjustment	Interest expense Adjustment	Year ended December 31, 2020 (revised)
Finance costs	$(108,742)	$-	$17,448	$(91,294)
Loss before tax	(3,347,505)	-	17,448	(3,330,057)
Income tax benefit	14,434	-	-	14,434
Loss after tax	$(3,333,071)	$-	$17,448	$(3,315,623)
(Loss)/profit after tax attributable to:
Equity holders of the parent	(3,350,619)	-	17,448	(3,333,171)
Non-controlling interests	$17,548	$-	$-	$17,548

The impact on our Basic and Diluted earnings per share was as follows:

	Year ended December 31, 2020 (as previously reported)	Share Based Payment expense Adjustment	Interest expense Adjustment	Year ended December 31, 2020 (revised)
Loss per share attributable to owners of the parent
Basic	(9.75)	-	0.06	(9.69)
Diluted	(9.75)	-	0.06	(9.69)

Notes to the Consolidated financial statements (continued)

Year ended December 31, 2019

The impact on our Consolidated statement of financial position was as follows:

	December 31, 2019 (as previously reported)	Share based Payment expense Adjustment	December 31, 2019 (revised)
Total liabilities	$890,047	$-	$890,047
Other reserves	349,463	19,812	369,275
Accumulated losses	(826,135)	(19,812)	(845,947)
Total equity	1,337,832		1,337,832
Total equity and liabilities	$2,227,879	$-	$2,227,879

The impact on our Consolidated statement of operations was as follows:

	Year ended December 31, 2019 (as previously reported)	Share based Payment expense Adjustment	Year ended December 31, 2019 (revised)
Selling, general and administrative expenses	$(869,609)	$(19,812)	$(889,421)
Loss before tax	(372,526)	(19,812)	(392,338)
Income tax benefit	(1,162)	-	(1,162)
Loss after tax	$(373,688)	$(19,812)	$(393,500)
(Loss)/profit after tax attributable to:
Equity holders of the parent	(385,297)	(19,812)	(405,109)
Non-controlling interests	$11,609	$-	$11,609

The impact on our Basic and Diluted earnings per share was as follows:

	Year ended December 31, 2019 (as previously reported)	Share based Payment expense Adjustment	Year ended December 31, 2019 (revised)
Loss per share attributable to owners of the parent
Basic	(1.21)	(0.06)	(1.27)
Diluted	(1.21)	(0.06)	(1.27)

2.2.	Basis of consolidation

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

Notes to the Consolidated financial statements (continued)

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the Consolidated financial statements from the date the Group gains control until the date control ceases. Profit or loss and each component of other comprehensive income (“OCI”) are attributed to the equity holders of the parent of the Group and to the non-controlling interests. When necessary, adjustments are made to the consolidated financial statement of subsidiaries to bring their accounting policies into line with the Group’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation. A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.
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

Refer to Note 5, Business Combinations for additional information.
b)	Investment in associates

The Group recognizes an investment in associate when the Group has a significant influence over that entity. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies. The Group’s investments in its associates, Farfetch Finance Limited and Alanui S.r.l (“Alanui”) (up until March 1, 2021 – refer to Note 5. Business Combinations for additional information), are accounted for using the equity method.

Under the equity method of accounting, the investments are initially recognized at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses of the investee in profit or loss, and the Group’s share of movements in other comprehensive income of the investee in other comprehensive income.
c)	Current versus non-current classification

The Group presents assets and liabilities in the Consolidated statement of financial position based on current/non-current classification.

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

Notes to the Consolidated financial statements (continued)

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

The Group also provides delivery services to end consumers, with the Group setting the transaction price, being the price paid by the consumer for goods purchased on its platform. For these services, the Group acts as the principal and recognizes as revenue amounts charged to end consumers net of any promotional incentives and discounts. Revenue for these services is recognized on delivery of goods to the end consumer, which represents the point in time at which the Group’s performance obligation is satisfied. No provision for returns is made as delivery revenue is not subject to refund. Promotional incentives, which include basket promo-code discounts, may periodically be offered to end consumers. These are treated as a deduction to revenue. Cash is collected by the Group from the end consumer using payment service providers. Within two months of the transactions, this is remitted to the relevant seller (net of commission and recoveries). Such amounts are presented within trade and other payables, unless the relevant seller is in a net receivable position and is therefore classified within trade and other receivables.
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

Notes to the Consolidated financial statements (continued)

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the Consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that there are sufficient suitable deferred tax liabilities or future taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit. Current and deferred tax is charged or credited in the Consolidated statement of operations, except when it relates to items charged or credited directly to equity, in which case the current or deferred tax is also recognized directly in equity.

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

Notes to the Consolidated financial statements (continued)

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

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the Consolidated statement of operations in the expense category that is consistent with the function of the intangible assets. Other than goodwill, there are no intangible assets with indefinite useful lives.

Goodwill is not amortized but is reviewed for impairment at least annually. For the purpose of impairment testing, goodwill is allocated to the relevant Cash Generating Units (“CGUs”) which are tested for impairment annually. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. On disposal of a cash-generating unit, the attributable amount of goodwill is included in the determination of the profit or loss on disposal. Refer to Note 2.3 (n), Summary of significant accounting policies – Impairment of non-financial assets for the Group’s policy on the impairment of non-financial assets.

Notes to the Consolidated financial statements (continued)

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

Subsequent costs

Subsequent costs are only capitalized when there is an increase in the anticipated future economic benefit attributable to the assets in question. All other subsequent costs are recorded in the Consolidated statement of operations for the year in which they are incurred.

Acquisition of  Palm Angels S.r.l (Palm Angels)

During the year ended December 31, 2021, the Group completed the acquisition of 60 percent of the ordinary share capital of Palm Angels for upfront cash and share consideration. As IFRS does not directly address the accounting for a partial acquisition of an asset, management have applied the principles of IFRS 3 - Business Combinations and IAS 38 - Intangible Assets in order to determine the accounting treatment for this transaction. Applying the requirements of IFRS 3 - Business Combinations, management have concluded that this transaction represents the acquisition of an asset rather than a business combination. Given the additional complexity of accounting for an asset that is 60 percent owned, management have applied both the principles of IFRS 3 - Business Combinations and IAS 38 - Intangible Assets in order to initially account for this asset purchase. On initial recognition, the asset has been recognized at cost along with a non-controlling interest in the Consolidated statement of financial position to represent the portion of the asset that the Group does not own. Subsequently, amortization of the asset will be recognized in the Consolidated statement of operations over its useful economic life. For further information, refer to Note 16, Intangible assets.

Amortization

Amortization is charged to depreciation and amortization expense on a straight-line basis over the estimated useful life of the intangible assets, from the time that the assets are available for use. The useful lives of these items are assessed as follows:

Development costs	Three years
Brand, trademarks & domain names	Five to sixteen years
Customer relationships	Three to five years
Acquired software	Three to ten years

Notes to the Consolidated financial statements (continued)

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

Lessors classify all leases using the classification principles in IFRS 16 – Leases and distinguishing between operating and finance leases. Leases in which the lessor retains a significant portion of the risks and rewards of ownership of the leased asset are treated as operating leases. Otherwise, the lease is a finance lease.
l)	Inventories

Inventories are carried at the lower of cost and the net realizable value based on market performance, including the relative ancillary selling costs. The cost of inventories is calculated according to the First In, First Out (“FIFO”) method for each category of goods and includes purchase costs and costs incurred to bring the inventories to their present location and condition. In order to represent the value of inventories in the Consolidated statement of financial position, and to take into account impairment losses due to obsolete materials and slow inventory movement, obsolescence provisions have been directly deducted from the carrying amount of the inventories.
m)	Financial instruments—initial recognition and subsequent measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Notes to the Consolidated financial statements (continued)

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

Financial assets measured at fair value through other comprehensive income are measured initially at fair value. Subsequently, the financial assets are remeasured, and gains and losses are recognized in other comprehensive income.

Financial liabilities

The Group’s financial liabilities comprise trade and other payables, interest bearing loans and borrowings, contingent consideration, derivative instruments on convertible notes (embedded derivatives), put and call option liabilities and foreign exchange contracts.

Trade and other payables are held at amortized cost.

All interest bearing loans and borrowings are initially recognized at fair value net of issue costs associated with the borrowing. After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method.

Foreign exchange contracts are measured initially at fair value through profit or loss with transaction costs taken directly to the consolidated statement of operations, unless they are formally designated and measured as cash flow hedges. Subsequently, the fair values are remeasured and gains and losses from changes therein are recognized in the consolidated statement of operations.

Derivatives and hedging activities

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period.

Where the derivative is not designated as a cash-flow hedge, subsequent changes in the fair value are recognized in profit or loss.

The group designates certain derivatives as cash flow hedges to hedge particular risks associated with the cash flows of highly probable forecast transactions.

At inception of the hedge relationship, the Group documents the relationship between hedging instruments and hedged items including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items. The Group documents its risk management objective and strategy for undertaking its hedge transactions. Currently the Group has only designated cash flow hedges.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in the cash flow hedge reserve or time value reserve within equity. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss.

Any gains or losses held in the cash flow hedge reserve are recycled to the Consolidated statement of operations or inventory in the Consolidated statement of financial position when the related hedged item is recognized.

Notes to the Consolidated financial statements (continued)

If a hedge no longer meets the criteria for hedge accounting, or the forecast transaction is no longer highly probable, the cumulative gain or loss reported in equity is immediately reclassified to profit or loss.

Embedded derivatives

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and host contract are not carried at fair value, with unrealized gains or losses reported in the Consolidated statement of operations. Embedded derivatives are carried on the Consolidated statement of financial position at fair value from the inception of the host contract. Changes in fair value are recognized in the Consolidated statement of operations during the period in which they arise.

The Company’s convertible notes embedded derivatives are accounted as financial instruments at fair value through profit and loss (“FVTPL”). The embedded derivatives were recorded at fair value on the date of debt issuance. They are subsequently remeasured at fair value at each reporting date, and the changes in the fair value are recorded in the Consolidated statement of operations within gain/(loss) on items at held at fair value and remeasurements. The fair values of the embedded derivatives are determined using an option pricing model, using assumptions based on market conditions at the reporting date.

Put and call option liabilities

The Group has put and call option liabilities relating to the non-controlling interests arising from the transactions with Palm Angels and Chalhoub Group (“Chalhoub”) as well as the strategic arrangement with Alibaba Group Holding Limited (“Alibaba”) and Compagnie Financière Richemont SA (“Richemont”).

Put and call option liabilities are initially recognized at present value in other reserves within equity at inception of the option deed. Subsequently, at the end of the reporting period, the liabilities are revalued to present value with remeasurement gains and losses recognized in the Consolidated statement of operations.

Conversion of convertible notes

When the conversion of the Company’s convertible notes are settled through the issuance of shares in the Company, the carrying amount of the non-current borrowings and the fair value of the related embedded derivative at the conversion date are derecognized and reclassified to equity.

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

The Group bases its impairment calculation on detailed budgets which are prepared separately for each of the Group’s CGUs to which the individual assets are allocated. These budgets and forecast calculations cover a period of five to eight years, according to the nature and maturity of each CGU. Impairment losses of continuing

Notes to the Consolidated financial statements (continued)

operations, are recognized in the Consolidated statement of operations in expense categories consistent with the function of the impaired asset.

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Group estimates the asset’s or CGU’s recoverable amount, and reverses the previously recognized impairment loss to the extent the recoverable amount equals the carrying amount. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. On disposal of a CGU, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

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
p)	Share-based payments

Employees (including senior executives) of the Group receive remuneration in the form of share-based payments, whereby employees render services as consideration. The consideration is either equity or cash settled, depending on the scheme.

Equity-settled transactions

The cost of equity-settled transactions is determined by the fair value at the date when the grant is made using a valuation model. That cost is recognized, together with a corresponding increase in other capital reserves in equity, over the period in which the performance and/or service conditions are fulfilled in employee benefits expense. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The Consolidated statement of operations expense or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

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

Notes to the Consolidated financial statements (continued)

q)	Cash and cash equivalents

For the purpose of presentation in the Consolidated statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts.

The Group has classified amounts held in money market funds as cash equivalents because those funds are short term in nature, highly liquid, readily convertible to known amounts of cash, and subject to an insignificant risk of changes in value. The Group has concluded on this classification because each of these EU-regulated funds have the highest credit rating available.

From time to time the Group holds amounts of restricted cash. Restricted cash amounting to $2.3 million (2020: $nil) is classified outside of cash and cash equivalents within trade and other receivables. For further information, refer to Note 15, Trade and other receivables.

2.4.	Changes in accounting policies and disclosures

The accounting policies applied by the Group in these Consolidated financial statements are the same as those applied by the Group in its Consolidated financial statements for the year ended December 31, 2020, except for the accounting for the early conversion of convertible loan notes (refer to Note 9, Items held at fair value and remeasurements, Note 28, Financial instruments and financial risk management and Note 23, Borrowings respectively), the accounting for short term investments (refer to Note 21, Short-term investments), the accounting for the acquisition of Palm Angels (refer to Note 16, Intangible assets), the accounting for the investment by Alibaba and Richemont into Farfetch China Holdings Limited and its subsidiaries (refer to Note 31, Other reserves and Note 33, Non-controlling interests) and the adoption of new and amended standards as set out below. Given that the conversions in May, 2021, August 2021, October 2021 and the short-term investments are new transactions for the Group during the year ended December 31, 2021, the related accounting policies are new in the year ended December 31, 2021.

Amendments to IFRSs that are mandatorily effective for the current year

The Group applied the following new and revised IFRS standards from January 1, 2021:

• Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16) (effective January 1, 2021)

“Interest Rate Benchmark Reform – Phase 2” includes amendments that address issues that might affect financial reporting after the reform of an interest rate benchmark, including its replacement with alternative benchmark rates. The changes relate to the modification of financial assets, financial liabilities and lease liabilities, specific hedge accounting requirements, and disclosure requirements applying IFRS 7 - Financial Instruments: Disclosures to accompany the amendments regarding modifications and hedge accounting. This amendment did not have a material impact on the Consolidated financial statements.

• COVID-19-Related Rent Concessions (Amendment to IFRS 16)

In May 2020, the IASB published “COVID-19-Related Rent Concessions (Amendment to IFRS 16)” amending the standard to provide lessees with an exemption from assessing whether a COVID-19 related rent concession is a lease modification. This amendment did not have a material impact on the Consolidated financial statements.

Notes to the Consolidated financial statements (continued)

New and revised IFRSs in issue but not yet effective
•Deferred Tax related to Assets and Liabilities arising from a Single Transactions (Amendments to IAS 12)

In May 2021, the IASB issued an amendment to IAS 12, Income Taxes, requiring companies to recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. The amendment is effective for annual reporting periods beginning on or after January 1, 2023, with early adoption permitted. We are currently evaluating the impact of adoption on our Consolidated financial statements.

•	COVID-19-Related Rent Concessions beyond June 30, 2021 (Amendment to IFRS 16)

                   In March 2021, the IASB extended the application period of the practical expedient in IFRS 16 - Leases, to help lessees accounting for COVID 19-related rent concessions. We do not expect the impact of adoption to have a material impact on our Consolidated financial statements.

•	Definition of Accounting Estimates (Amendments to IAS 8)

In February 2021, the IASB issued an amendment to IAS 8, Accounting Polices, Changes in Accounting Estimates and Errors, in order to clarify the difference between accounting policies and accounting estimates. The changes to IAS 8 focus entirely on accounting estimates and clarify the following:

-

The definition of a change in accounting estimates is replaced with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty”.

-	Entities develop accounting estimates if accounting policies require items in financial statements to be measured in a way that involves measurement uncertainty.
-

A change in accounting estimate that results from new information or new developments is not the correction of an error. In addition, the effects of a change in an input or a measurement technique used to develop an accounting estimate are changes in accounting estimates if they do not result from the correction of prior period errors.

-

A change in an accounting estimate may affect only the current period’s profit or loss, or the profit or loss of both the current period and future periods. The effect of the change relating to the current period is recognized as income or expense in the current period. The effect, if any, on future periods is recognized as income or expense in those future periods.

The amendment is effective for annual reporting periods beginning on or after January 1, 2023, with early adoption permitted. We are currently evaluating the impact of adoption on our Consolidated financial statements.

Certain other new accounting standards and interpretations issued by the IASB that are mandatorily effective for an accounting period that began on or after January 1, 2021 have not had and are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

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

Notes to the Consolidated financial statements (continued)

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

Recognition of a deferred tax asset

The Group has accumulated significant unutilized trading tax losses (Note 26, Deferred tax). Deferred tax assets are recognized to the extent that it is probable that there are sufficient suitable deferred tax liabilities or future taxable profits will be available against which deductible temporary differences can be utilized. The key area of judgement in respect of deferred tax accounting is the assessment of the expected timing and manner of realization or settlement of the carrying amounts of assets and liabilities held at the reporting date. In particular, assessment is required of whether it is probable that there will be suitable future taxable profits against which any deferred tax assets can be utilized. The Group reviews this assessment on an annual basis.

Non-controlling interest – Strategic arrangement with Alibaba and Richemont

During the year ended December 31, 2021, the Group formally signed an agreement to enter into a strategic arrangement with Alibaba and Richemont. As part of the agreement, Alibaba and Richemont invested $500 million in return for a combined 25% stake in Farfetch China Holdings Ltd. Management have concluded that most appropriate method to measure the non-controlling interest created from this transaction is to use the proportionate net assets method. The difference between the investment proceeds received and the non-controlling interest valuation is recorded within other reserves. For further information, refer to Note 31, Other reserves and Note 33, Non-controlling interests.

Acquisition of Palm Angels S.r.l (“Palm Angels”)

During the year ended December 31, 2021, the Group completed the acquisition of 60 percent of the ordinary share capital of Palm Angels for cash and share consideration. Applying the requirements of IFRS 3 - Business Combinations, management have concluded that this transaction represents the acquisition of an asset rather than a business combination. As IFRS does not directly address the accounting for the initial recognition of non-controlling interest on an asset acquisition, management have applied the principles of IFRS 3 – Business Combinations and recognized the non-controlling interest using the proportionate share of net assets acquired method. For further information, refer to Note 31, Other reserves and Note 33, Non-controlling interests.

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

Notes to the Consolidated financial statements (continued)

 Key sources of estimation uncertainty

Business combinations

We use our best estimates and assumptions to accurately assign fair value to the intangible assets acquired at the acquisition date. The estimation is primarily due to the judgmental nature of the inputs to the valuation models used to measure the fair value of these intangible asset, as well as the sensitivity of the respective fair values to the underlying significant assumptions. Where material, we use a discounted cash flow method of the income approach to measure the fair value of these intangible assets, and use specialists to assist us to develop certain estimates and assumptions. The significant estimates and assumptions used are in respect of (i) expected future revenue growth rates; (ii) anticipated operating margins; (iii) the useful lives of the acquired brand names; (iv) the discount rates to be applied to the estimated future cash flows; and (v) royalty rates used in estimating income savings.

During the measurement period, which may be up to one year from the date of acquisition, the Group may record adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed, with the corresponding offset to goodwill. The Group continues to collect information and reevaluates these estimates and assumptions as deemed reasonable by management. The Group records any adjustments to these estimates and assumptions against goodwill provided they arise within the measurement period. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded in the Consolidated statement of operations.

We also use our best estimates and assumptions to accurately account for the value of put options over non-controlling interests, when applicable.

For details of business combinations refer to Note 5, Business combinations.

Impairment of non-financial assets

Impairment exists when the carrying value of an asset CGU or group of CGU exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow (“DCF”) model. The cash flows are derived from the budget and projections for the next five to eight years, according to the development and maturity of each CGU. The significant judgements and assumptions used in calculating the recoverable amount are (i) the expected future revenue growth rates, including the terminal growth rate (ii) the anticipated operating margin and (iii) the discount rates applied to the future cash flows of the CGUs. These estimates are most relevant to goodwill recognized by the Group.

See Note 16, Intangible assets for further details on the assumptions and associated sensitivities.

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

Notes to the Consolidated financial statements (continued)

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

For more information, including further details on assumptions and associated sensitivities, please refer to Note 28, Financial instruments and financial risk management.

2021 CEO Performance-Based Restricted Stock Unit (“PSU”) Award

On May 24, 2021, the Board of Directors (the “Board”) of the Company unanimously approved the recommendation of the Compensation Committee of the board to grant a long-term PSU under the Company’s 2018 Farfetch Employee Equity Plan (the “2018 Plan”) to José Neves, the Company’s Founder, Chief Executive Officer and Chairman of the Board (the “CEO”). The grant is 8,440,000 PSUs, which only vest, if at all, based on the Company’s achievement of pre-determined increases in the Company’s stock price over an eight-year period. For further information on the stock price targets, refer to Note 29, Employee Benefit Obligations.

Given that the vesting of these awards are subject to the performance against a market-based performance measure, management have used the Monte Carlo simulation model to calculate the grant date fair value of this award in line with the requirements of IFRS 2 - Share-based Payment. The requirements of IFRS 2 - Share-based Payment requires management to estimate the length of the expected vesting period both for the purposes of calculating the fair value of the award but also to determine the period over which to recognize the expense in the Consolidated statement of operations. A separate vesting period was developed for each of the eight tranches of PSUs using the Monte Carlo simulation and set of separate assumptions that were used to estimate the fair value of the PSUs. The expected vesting period equals the median time needed for the target stock price to be attained in the iterations of the Monte Carlo simulation in which the tranche of PSUs was earned. The iterations of the Monte Carlo simulation in which the target stock price was not attained have been excluded from the analysis of the expected vesting period.

Management have valued the related employers tax liability for these awards using the intrinsic value method. The intrinsic value method is calculated by reference to the number of awards expected to vest and the stock price at December 31, 2021. Given that the stock price at December 31, 2021 was $33.43 and the first target stock price is $75.00, management have concluded that as at the end of the reporting period the number of awards expected to vest is nil, and therefore the value of the employer tax liability is also $nil.

4.	Revenue

Revenue by type of good or service (in thousands)

	2019	2020	2021
Digital Platform Services third-party revenue	$496,040	$637,568	$845,941
Digital Platform Services first-party revenue	205,206	395,588	539,737
Digital Platform Services Revenue	701,246	1,033,156	1,385,678
Digital Platform Fulfilment Revenue	127,960	213,228	332,504
Brand Platform Revenue	164,210	390,014	467,505
In-Store Revenue	27,621	37,524	70,921
Total Revenue	$1,021,037	$1,673,922	$2,256,608

Notes to the Consolidated financial statements (continued)

Digital Platform services

Digital Platform Services Revenue includes commissions on third-party sales and revenue from first-party sales.

Commission revenue is recognized on a net basis in the Consolidated statement of operations because the Group acts as an agent in these arrangements. The Group primarily acts as a commercial intermediary between sellers and end consumers and earns a commission for this service. Commission revenue is recognized when the goods are dispatched by the seller.

In first-party sales arrangements, the Group sells inventory directly purchased or created by the Group on the Digital Platform where the Group is the principal, and therefore related revenues are recognized on a gross basis. Revenue on the sale of these goods is recognized when the goods are received by the end consumer. For finished goods that have been ordered on the Digital Platform but not yet delivered to the end consumer at the end of the reporting period, revenue is deferred until delivery. At December 31, 2021, these deferred amounts were $1.1 million (2020: $1.0 million, 2019: $1.8 million), which the Group expects to recognize within thirty days of reporting period end. The Group expects to fulfill any remaining performance obligations outstanding at December 31, 2021 within the next ninety days from the reporting period. In 2021, $1 million (2020: $1.8 million, 2019: $2.0 million) of revenue deferred in 2020 (2019 and 2018 respectively) was recognized as revenue.

Digital Platform Service Revenue also includes fees charged to sellers for other activities, such as packaging, credit card processing and other transaction processing activities.

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

As discussed above, the promise with respect to delivery services is satisfied only when the goods are delivered to the end consumer. Within Digital Platform Fulfilment Revenue, where the delivery services performance obligation has not been satisfied by December 31, 2021, revenue of $7.7 million (2020: $5.4 million, 2019: $2.7 million) has been deferred and is expected to be recognized within ninety days of reporting period end. The transaction price for this performance obligation is the delivery costs charged to the consumer as described above. In 2021, $5.4 million (2020: $2.7 million, 2019: $0.5 million) of revenue deferred in 2020 (2019 and 2018 respectively) was recognized as revenue. As at December 31, 2021, there were no receivables from contracts with customers (2020 and 2019: None).

Further detail can be found in Note 2.3 (e), Summary of significant accounting policies – Revenue recognition.

Brand Platform Revenue

Brand Platform Revenue includes revenue generated by New Guards operations less revenue from New Guards’: (i) owned e-commerce websites, (ii) direct-to-consumer channel via our Marketplaces and (iii) directly

Notes to the Consolidated financial statements (continued)

operated stores. Sales are made in the form of first-party sales arrangements to retailers, and therefore related revenues are recognized on a gross basis. Brand Platform revenue is recognized when the goods are transferred to the retailer. For finished goods that have been ordered and produced, but not yet delivered to the retailer at the end of the reporting period, revenue is deferred until delivery. At December 31, 2021, these deferred amounts were $6.5 million (2020: $2.1 million, 2019: $2.9 million). In 2021, $2.1 million (2020: $2.9 million, 2019: $nil) of revenue deferred in 2020 (2019 and 2018 respectively) was recognized as revenue.

In-store

The Group has a single performance obligation in respect to In-Store Revenue, which is the sale of finished goods.
5.	Business combinations

Acquisitions in 2021

Luxclusif

On December 6, 2021, Farfetch UK Limited, an indirect wholly owned subsidiary of Farfetch Limited, acquired 100% of the issued share capital of Upteam Corporation Limited (“Luxclusif”), and its four fully owned subsidiaries, together a Business to Business (“B2B”) technology-enabled seller of pre-owned luxury goods.

Purchase consideration of $26.8 million was comprised of $7.8 million of cash, $5.9 million of deferred cash or share consideration and $13.1 million of deferred share consideration based on the Farfetch Limited share price as at the acquisition date. The share consideration includes a service condition for certain members of the Luxclusif management team and has been accounted for as post combination remuneration. This did not form part of the purchase price allocation and is expensed.

The transaction is being treated as a business combination under IFRS 3 and the purchase price is subject to the finalization of completion accounts. This investment is part of the Group’s strategy of expanding into new categories and offerings. The primary reason for the acquisition was for the Group to further enhance the Farfetch Marketplace by continuing to invest in expanding the pre-owned offering.

Details of the purchase consideration, the assets acquired and goodwill are as follows (in thousands):

2021
Cash	$7,682
Deferred payments	135
Total cash consideration	$7,817

2021
Net cash outflow arising on acquisition
Cash and cash equivalent balances acquired	$803
Cash consideration	(7,682)
Net cash outflow	$(6,879)

Notes to the Consolidated financial statements (continued)

2021
Development Costs	$2,205
Customer relationships	1,611
Tangible assets	73
Net working capital	3,461
Net debt	(2,671)
Deferred tax liability	(725)
Total net identified assets acquired	3,954
Goodwill	3,863
Total net identified assets acquired and goodwill	$7,817

Goodwill consists of expected synergies to be achieved by combining the operations of Luxclusif with the Group, as well as other intangible assets that do not qualify for separate recognition under IFRS 3. Goodwill is expected to be fully deductible for tax purposes. The Development costs and Customer relationships are amortized over three years and five years respectively.

Acquisition-related costs totaled $1.5 million and are included in Selling, general and administrative expenses. These costs were recorded in the year ending December 31, 2021.

Allure

On 20 December 2021, Farfetch US Holdings, Inc. acquired 100% of the issued share capital of Allure Systems Corp (“Allure US”) and its fully owned subsidiary, Allure Systems Research France (“Allure France”) (together, “Allure”). Allure was established in 2017 and uses artificial intelligence (“A.I.”) to create high-quality on-model images via 360 degrees renderings, allowing retailers and brands to scale quality imagery with automation.

Purchase consideration of $21.7 million comprised of deferred payments of $1.5 million, cash consideration of $15.9 million and share consideration of $4.4 million based on the Farfetch Limited share price at the acquisition date. There is no contingent consideration.

This investment is part of the Group’s strategy of accelerating the digitization of the global luxury industry. The primary reason for the acquisition was to provide an enhanced customer experience on Farfetch Marketplace and drive efficiency in our operational processes. The transaction has been accounted for as a business combination under IFRS 3 and the purchase price allocation is subject to finalization of completion accounts adjustments.

Details of the purchase consideration, the assets acquired and goodwill are as follows (in thousands):

2021
Cash	$15,858
Ordinary shares issued	$4,380
Deferred payments	1,465
Total purchase consideration	$21,703

2021
Net cash outflow arising on acquisition
Cash and cash equivalent balances acquired	$1,840
Cash consideration	(15,858)
Net cash outflow	$(14,018)

Notes to the Consolidated financial statements (continued)

2021
Development costs	$5,412
Tangible assets	77
Net working capital	118
Net debt	(1,609)
Deferred tax liability	(3,364)
Total net identified assets acquired	634
Goodwill	21,069
Total net identified assets acquired and goodwill	$21,703

Goodwill consists of expected synergies to be achieved by combining the operations of Allure with the Group, as well as other intangible assets that do not qualify for separate recognition under IFRS 3. Goodwill is expected to be deductible for tax purposes. Development costs are amortized over three years.

Acquisition-related costs totaled $0.6 million and are included in Selling, general and administrative expenses. These costs were recorded in the year ending December 31, 2021.

JBUX

On September 14, 2021, Farfetch UK Limited, an indirect wholly owned subsidiary of Farfetch Limited, acquired 100% of the issued share capital of JBUX Limited, which trades under the name “Jetti”, which provides marketplace technology to multi-vendor online businesses via a cloud-based Software as a Service (“SaaS”) platform. Purchase consideration comprised cash of $4.0 million as well as post combination remuneration including deferred payments based on employment conditions and earnout payments based on employment conditions and earnout targets. The latter two are accounted for as equity-settled share-based payments. This investment is part of the Group’s vertical integration strategy of accelerating the digitization of the global luxury industry by acquiring and developing brands and the Group expect to benefit from Jetti's technology platform and employee skills. This acquisition will also allow the Group to enhance its marketplace offering.

The transaction was accounted for as a business combination under IFRS 3 and the purchase price allocation has been finalized. Farfetch UK Limited acquired a 100% shareholding and voting rights of the company from the previous owners.

Details of the cash paid, the assets acquired and goodwill are as follows (in thousands):

2021
Cash	$4,000
Total cash consideration	$4,000

2021
Net cash outflow arising on acquisition
Cash and cash equivalent balances acquired	$48
Cash consideration	(4,000)
Net cash outflow	$(3,952)

Notes to the Consolidated financial statements (continued)

2021
Development costs	$2,282
Tangible assets	2
Net working capital	(10)
Net debt	(17)
Deferred tax liability	(331)
Total net identified assets acquired	1,926
Goodwill	2,074
Total net identified assets acquired and goodwill	$4,000

Goodwill consists of expected synergies to be achieved by combining the operations of Jetti with the Group, as well as other intangible assets that do not qualify for separate recognition under IFRS 3. The full goodwill is expected to be deductible for tax purposes.

Acquisition-related expenses of $0.7 million were recorded in the year ending December 31, 2021, which are included in Selling, general and administrative costs.

Alanui

On March 16, 2021, New Guards Group Holding, a subsidiary of Farfetch Limited, completed the acquisition of Alanui, for $nil consideration. The acquisition and control was achieved through the removal of a shareholder veto from the agreement between New Guards and Alanui’s other shareholders that had previously prevented the Group from obtaining control of Alanui. New Guards owns 53% of the voting equity interests of Alanui. Alanui deals with wholesale and retail distribution, as well as sales through their e-commerce platform of apparel and accessories.

The Group expects continue to benefit from the Alanui brand bringing with them knowledge and creativity of original solutions for apparel and accessories collections. The transaction was accounted for as a business combination under IFRS 3 and the purchase price allocation has been finalized.

Details of the purchase consideration and the net assets acquired are as follows (in thousands):

2021
Intangible assets	$81
Brand name	7,279
Tangible assets	55
Other non-current assets	291
Inventory	830
Net working capital (excluding inventory)	(1,070)
Non-current liabilities	(28)
Deferred tax liability	(2,041)
Total net identified assets acquired	$5,397
Fair value of previously held equity interest	(2,963)
Non-controlling interest	(2,434)
Purchase consideration	$-

The non-controlling interest acquired is measured at a value equal to the non-controlling interests’ share of the identifiable net assets acquired. Refer to Note 27, Related party disclosure, for further information on the control of Alanui.

Notes to the Consolidated financial statements (continued)

Revenue and profit contribution of the acquisition made in 2021

The results of operations of Luxclusif, Allure, Jetti and Alanui have been included in the Group’s consolidated Statement of operations since the date of acquisition. Actual and pro forma revenue and results of operations for the acquisition have not been presented because they do not have a material impact to the consolidated revenue and results of operations.

Acquisitions in 2020

Ambush

On February 5, 2020, New Guards, a subsidiary of Farfetch Limited, completed the acquisition of 70% of the outstanding shares of Ambush Inc., the jewelry and apparel line, for cash consideration of $12.1 million. The Group expects to benefit from Ambush’s brand bringing with them a strong passion for and knowledge of luxury jewelry and ready-to-wear apparel. This acquisition will also allow the Group to enhance its marketplace and stores offering. The transaction was accounted for as a business combination under IFRS 3, and the purchase price allocation was finalized in January 2021.

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

Notes to the Consolidated financial statements (continued)

Revenue and profit contribution of the acquisition made in 2020

The results of operations of Ambush have been included in the Group’s consolidated statement of operations since the date of acquisition. Actual and pro forma revenue and results of operations for the acquisition have not been presented because they do not have a material impact to the consolidated revenue and results of operations.

Acquisitions in 2019

Stadium Goods

On January 4, 2019, Farfetch Limited completed the acquisition of 100% of the outstanding shares of Stadium Goods, the sneaker and streetwear marketplace, for total consideration of $230.9 million. The Group expects to benefit from Stadium Goods’ brand, access to supply, and a team who have joined the Group, bringing with them a strong passion for, and knowledge of, luxury streetwear, further enhancing the company’s marketplace and stores offering. The consideration payable by the Group was in the form of cash consideration and Farfetch Limited shares. The consideration payable was split as $150.2 million of cash, and 4,641,554 Class A Ordinary Shares with a value of $80.7 million based on the Farfetch Limited share price as at the acquisition date.

The transaction is accounted for as a business combination under IFRS 3 and the purchase price allocation accounting has been finalized. Of the $80.7 million share consideration, $52.1 million includes a service condition for certain members of the Stadium Goods management team remaining with the Group over a four-year period. This does not satisfy the IFRS 3 definition of consideration and will be recognized as an expense in the Consolidated statement of operations over the four-year service period as a share-based payment expense. Therefore, under IFRS 3, the consideration is $178.8 million consisting of $150.2 million cash consideration and $28.6 million share consideration, none of which is contingent on future performance or service conditions.

Details of the purchase consideration, the assets acquired and goodwill are as follows (in thousands):

2019
Cash consideration	$150,200
Ordinary shares issued	28,600
Total purchase consideration	$178,800

2019
Net cash outflow arising on acquisition
Cash and cash equivalent balances acquired	$1,678
Cash consideration	(150,200)
Net cash outflow	$(148,522)

Notes to the Consolidated financial statements (continued)

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

As the transaction has been treated as an asset purchase for tax purposes, no deferred tax has been recognized in respect of the brand name as there is no difference between the tax base and carrying amount at acquisition, as it is expected that the brand name will be deductible for tax purposes.

Acquisition-related costs of $4.0 million were recorded in 2019, and comprised $2.5 million, which are included in Selling, general and administrative expenses, and $1.5 million, which are included in the merger relief reserve.

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

Notes to the Consolidated financial statements (continued)

The Group performed its purchase price allocation, which was finalized in 2020. Details of the purchase price allocation is as below (in thousands):

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

In November 2020, the Group fully impaired the Level 1 access button due to the closure of our direct consumer-facing channels on JD.com. At that time, the carrying amount of the intangible asset was $5.8 million. Refer to Note 16, Intangible assets for more information.

 CuriosityChina

On April 3, 2019, Farfetch China (HK Holdings) Limited, a wholly owned subsidiary of Farfetch Limited, completed the acquisition of 78% of the outstanding shares of CuriosityChina with total cash consideration of $9.0 million. The Group benefits from CuriosityChina's expertise in the China market, including its customer base and technological capabilities. Upon initial acquisition the Group had an obligation to acquire the remaining 22% of outstanding shares that it did not initially acquire. On acquisition, the present value of the obligation amounted to $4.3 million and was accounted for separately from the business combination as a call option liability. In connection to the purchase obligation, the Group recognized a $0.9 million present value revaluation loss in the Consolidated statement of operations for the year ended December 31, 2020 and present value revaluation loss of $1.6 million for the year ended December 31, 2019. In connection with the initial acquisition agreement, in 2020, 3% of the outstanding shares in CuriosityChina were transferred to Farfetch China (HK Holdings) Limited on May 8, 2020, taking the non-controlling interest from 22% to 19% as of that date. The aggregate carrying value related to the remaining non-controlling interest in CuriosityChina, recognized on the Consolidated statement of financial position and classified within trade and other payables as at December 31, 2021, is $5.7 million (2020: $6.9 million classified within put and call option liabilities and trade and other payables).

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

New Guards

On August 2, 2019, Farfetch Italia S.R.L, a wholly owned subsidiary of Farfetch Limited, completed the acquisition of 100% of the outstanding shares of New Guards and took control of New Guards on the same date. The acquisition complements the Group's strategy to be the global technology platform for luxury fashion. The consideration payable by the Group was in the form of cash and Farfetch Limited shares. The total consideration payable was $704.1 million, split as $358.9 million of cash, and 17,710,526 Class A Ordinary Shares with a value of $345.2 million based on the Farfetch Limited share price as at the acquisition date. With respect to the share consideration, 3,554,855 of the shares reflected an estimate at the acquisition date of the shares expected to be issued based on Farfetch Limited's volume adjusted average share price for the ten-day period ended September 18, 2019 and classified as a liability. In the third quarter of 2020, as part of the post-acquisition working capital adjustments included in the purchase agreement, the Group transferred an additional consideration of 181,870 Class A Ordinary Shares with a value of $4.8 million. This resulted in an additional $4.8 million of goodwill being recognized as a result of the additional consideration transferred.

The transaction was accounted for as a business combination under IFRS 3 and the purchase price allocation accounting has been completed.

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

The ordinary shares to be issued reflected the Group's best estimate of the shares it expected to issue as at the acquisition date as noted above. These shares were issued on September 23, 2019, with a $21.5 million debit recognized in profit or loss on issue reflecting the fair value remeasurement of the shares on the date they were issued.

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

Revenue and profit contribution of acquisitions made in 2019

The results of operations for each of the 2019 acquisitions have been included in the Group’s consolidated statement of operations since the date of acquisition. Actual and pro forma revenue and results of operations for the

Notes to the Consolidated financial statements (continued)

acquisitions of Stadium Goods, CuriosityChina and Toplife have not been presented because they do not have a material impact to the consolidated revenue and results of operations, either individually or in aggregate. Actual revenue and results of operations for the acquisition of New Guards for the period between the acquisition date and December 31, 2019, were $183.0 million and $23.1 million respectively. Pro forma revenue and results of operations for the acquisition of New Guards as though the acquisition date had been the beginning of 2019 is impracticable because of the lack of financial information at the end of the reporting periods, as the acquired entity’s reporting periods were misaligned with Farfetch's reporting periods.

6.	Segmental and geographical information

Segmental information

The Group’s Chief Operating Decision Maker, which is deemed to be the Chief Executive Officer, examines segmental performance and resource allocation from an omni-channel service and product offering perspective, across the digital and physical realms.

The Group has identified three reportable operating segments:

(A) Digital Platform - comprised of the Farfetch Marketplace, FPS, BrownsFashion.com, StadiumGoods.com, Farfetch Future Retail, including Connected Retail, (which was previously called Farfetch Store of the Future), and any other online sales channel operated by the Group, including the respective websites of the brands in the New Guards portfolio. Revenues are derived mostly from transactions between sellers and consumers conducted on our technology platforms.

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

No single consumer accounted for more than 10% of Group revenues (2020: none, 2019: none).

The results of our three reportable operating segments are as follows (in thousands):

	Year ended December 31,
	2019	2020	2021
Digital Platform:	(in thousands)
Services third-party revenue	$496,040	$637,568	$845,941
Services first-party revenue	205,206	395,588	539,737
Services Revenue	701,246	1,033,156	1,385,678
Fulfilment Revenue	127,960	213,228	332,504
Revenue	829,206	1,246,384	1,718,182
Less: Cost of revenue	(457,293)	(686,178)	(987,929)
Gross profit	371,913	560,206	730,253
Less: Demand generation expense	(151,350)	(198,787)	(291,821)
Order contribution	$220,563	$361,419	$438,432

Notes to the Consolidated financial statements (continued)

	Year ended December 31,
	2019	2020	2021
Brand Platform:	(in thousands)
Revenue	$164,210	$390,014	$467,505
Less: Cost of revenue	(89,203)	(199,208)	(225,989)
Gross profit or order contribution	$75,007	$190,806	$241,516

	Year ended December 31,
	2019	2020	2021
In-Store:	(in thousands)
Revenue	$27,621	$37,524	$70,921
Less: Cost of revenue	(14,695)	(17,608)	(26,179)
Gross profit or order contribution	$12,926	$19,916	$44,742

	2019 (1)	2020 (1)	2021
Group:
Revenue	$1,021,037	$1,673,922	$2,256,608
Less: Cost of revenue	(561,191)	(902,994)	(1,240,097)
Gross profit	459,846	770,928	1,016,511
Less: Demand generation expense	(151,350)	(198,787)	(291,821)
Order contribution	308,496	572,141	724,690
Selling, general and administrative expenses (excluding demand generation expense) (1)	(738,071)	(1,152,696)	(1,189,147)
Impairment losses on tangible assets	-	(2,991)	-
Impairment losses on intangible assets	-	(36,269)	(11,779)
Operating loss	(429,575)	(619,815)	(476,236)
Gain/(loss) on items held at fair value and remeasurements	21,721	(2,643,573)	2,023,743
Share of results of associates	366	(74)	(52)
Finance income	34,382	24,699	12,599
Finance costs (1)	(19,232)	(91,294)	(86,441)
(Loss)/profit before tax	$(392,338)	$(3,330,057)	$1,473,613

(1) Refer to Note 2, Significant accounting policies, for detail on the revision of prior year comparatives.

Geographical information

The Group believes it is relevant to disclose geographical revenue information on both a demand basis, determined by the billing location of the consumer, and on a supply basis, determined by location of the Farfetch legal entity which earned the revenue.

The Group is domiciled in the Cayman Islands. For the year ended December 31, 2021, the Cayman Islands generated revenue from external consumers of $81,000 (2020: $37,000, 2019: $16,000) on a demand basis and $nil (2020: $nil, 2019: $nil) on a supply basis and is included within Other Countries in the revenue from external consumers detail below. As at December 31, 2021, the Cayman Islands had $nil non-current assets excluding deferred tax assets (2020: $nil).

Notes to the Consolidated financial statements (continued)

The Group’s revenue from external consumers on a demand basis, based on the billing location of the consumer, is detailed below (in thousands):

	2019	2020	2021
Revenue from external consumers (demand basis)
United States	$210,482	$314,596	$475,684
United Kingdom	78,628	151,875	221,264
Other Countries	731,927	1,207,451	1,559,660
Revenue	$1,021,037	$1,673,922	$2,256,608

The Group’s revenue from external consumers on a supply basis, based on the location of the Farfetch legal entity which earned the revenue, is detailed below (in thousands):

	2019	2020	2021
Revenue from external consumers (supply basis)
United Kingdom	$728,321	$1,021,240	$1,363,167
Italy	180,988	485,882	624,585
Other Countries	111,728	166,800	268,856
Revenue	$1,021,037	$1,673,922	$2,256,608

The Group’s non-current assets other than deferred tax assets, broken down by geographic location of the assets, are detailed below (in thousands):

	2020	2021
Non-current assets excluding deferred tax assets
Italy	$915,553	$917,646
United Kingdom	338,015	372,889
United States	225,137	249,529
Other Countries	137,610	161,436
Total	$1,616,315	$1,701,500

7.	Employees and directors

Included within employees and directors expenses are (in thousands):

	2019 (1)	2020	2021
Wages and salaries	$206,092	$307,527	$344,587
Social security costs	36,314	42,972	56,277
Other pension costs	2,569	4,161	6,393
Share-based payments (equity-settled) (1)	170,145	168,347	219,933
Share-based payments (cash-settled)	10,675	28,041	(9,265)
Share-based payments (employment related taxes)	(2,586)	95,245	(14,501)
Total employees and directors expenses	$423,209	$646,293	$603,424

These amounts are included within Selling, general and administrative expenses in the Consolidated statement of operations.

(1)	Refer to Note 2, Significant accounting policies, within our Consolidated financial statements included elsewhere in this Annual Report for detail on this revision oof prior year comparatives.

Notes to the Consolidated financial statements (continued)

8.	Selling, general and administrative expenses

Included within Selling, general and administrative expenses are (in thousands):

	2019	2020	2021
Demand generation expenses	$151,350	$198,787	$291,821
Technology expenses	84,207	115,227	131,408
Depreciation and amortization	113,591	217,223	251,198
Share-based payments (1)	178,234	291,633	196,167
General and administrative	345,665	504,346	591,644
Other items	16,374	24,267	18,730
Selling, general and administrative expenses	$889,421	$1,351,483	$1,480,968

(1)	Refer to Note 2, Significant accounting policies, for detail on the revision of prior year comparatives.

Demand generation expense is primarily comprised of fees that the Group pays its various media and affiliate partners. Technology expense primarily relates to maintenance and operations of Farfetch platform features and services, as well as hosting and infrastructure expenses. General and administrative expenses consist primarily of office and warehousing costs, non-technology headcount, marketing and other digital platform operations costs. Other items primarily consist of transaction-related legal and advisory costs.

9. Items held at fair value and remeasurements

Included within gain/(loss) on items held at fair value and remeasurements are (in thousands):

	2019	2020	2021
Change on remeasurement of put and call option and contingent consideration liabilities	$43,247	$(288,853)	$384,122
Change in fair value of convertible note embedded derivatives	-	(2,354,720)	1,638,837
Change in fair value of acquisition related consideration	(21,526)	-	-
Fair value remeasurement of previously held equity interest	-	-	784
Gains/(losses) on items held at fair value and remeasurements	$21,721	$(2,643,573)	$2,023,743

Change on remeasurement of put and call option and contingent consideration liabilities

The change on remeasurement of put and call option and contingent consideration liabilities during the year ended December 31, 2021 includes a $156.1 million gain on the remeasurement of liabilities arising as a result of the partnership with the Chalhoub, and a $246.1 million gain on remeasurement of the put and call option resulting from the strategic agreement with Alibaba and Richemont and a $3.9 million loss on remeasurement of the put option relating to the shares that the Company does not own in Alanui.

In addition, during the year ended December 31, 2021, as a result of the acquisition of 60 percent of Palm Angels S.r.l. (“Palm Angels”) ordinary share capital, the Company entered into an option agreement over the 40 percent of the share capital that it does not own. As a result, the change on remeasurement of put and call option and contingent consideration liabilities during the year ended December 31, 2021 also includes a $11.3 million loss on the remeasurement of the put and call option over the 40 percent of the share capital in Palm Angels that New Guards does not own. There is also a $2.8 million loss on remeasurement of the contingent consideration relating to this transaction.

The change on remeasurement of put and call option and contingent consideration liabilities during the year ended December 31, 2020 includes a $287.9 million loss on the remeasurement of put and call option liabilities arising as a result of the partnership with Chalhoub and a $0.9 million loss on the remeasurement of put and call option liabilities arising as a result of the acquisition of CuriosityChina.

Notes to the Consolidated financial statements (continued)

The change on remeasurement of put and call option and contingent consideration liabilities during the year ended December 31, 2019 includes a $44.8 million gain on the remeasurement of liabilities arising as a result of the partnership with Chalhoub and a $1.6 million loss on the remeasurement of put and call option liabilities arising as a result of the acquisition of CuriosityChina.

The valuation of the Chalhoub liability is based on the Monte Carlo simulation, in which the share price of Farfetch is the significant variable. The valuation of the put and call option liability relating to the strategic agreement with Alibaba and Richemont is calculated using the present value of future expected payments method, with the Farfetch share price as the significant variable. The valuations of the put and call option liability relating to Palm Angels and the contingent consideration liabilities are calculated using the present value of future expected payments method, with management's internal forecasts and the relevant weighted average cost of capital as the significant variables. For further information regarding the valuation of these instruments, refer to Note 28, Financial instruments and financial risk management.

Fair value remeasurement of previously held equity interest

The fair value remeasurement of previously held equity interest relates to New Guards step-acquisition of Alanui (see Note 5, Business combinations for further detail).

Change in fair value of convertible note embedded derivatives

The change in fair value of convertible note embedded derivatives during the year ended December 31, 2021 includes a $484.5 million gain on remeasurement of the embedded derivative on the $250.0 million convertible senior notes issued in February 2020 (“February 2020 Notes”), a $724.7 million gain on remeasurement of the embedded derivative on the $400.0 million convertible senior notes issued in April 2020 (“April 2020 Notes”) and a $429.6 million gain on remeasurement of the embedded derivative on the $600.0 million convertible senior notes issued in November 2020 to Alibaba and Richemont. The $484.5 million gain on remeasurement of the embedded derivative on the $250.0 million convertible note includes a $78.5 million gain on remeasurement relating to the early conversion of these notes. The valuations of derivatives relating to the February 2020 Notes and April 2020 Notes are based on the Black Scholes model. The valuation of the derivative related to the $600.0 million convertible senior notes issued in November 2020 is based on the Binomial model. In both the Black Scholes and Binomial models, the share price is the significant variable. The other assumptions in the Black Scholes and Binomial models are the risk-free rate and volatility.

The change in fair value of convertible note embedded derivatives during the year ended December 31, 2020 includes a $978.3 million loss on remeasurement of the embedded derivative on the $250.0 million convertible senior notes issued in February 2020 (“February 2020 Notes”), a $1,104.0 million loss on remeasurement of the embedded derivative on the $400.0 million convertible senior notes issued in April 2020 (“April 2020 Notes”) and a $272.4 million loss on remeasurement of the embedded derivative on the $600.0 million convertible senior notes issued in November 2020 to Alibaba and Richemont. The valuations of derivatives relating to the February 2020 Notes and April 2020 Notes are based on the Black Scholes model. The valuation of the derivative related to the $600.0 million convertible senior notes issued in November 2020 is based on the Binomial model. In both the Black Scholes and Binomial models, the share price is the significant variable. The other assumptions in the Black Scholes and Binomial models are the risk-free rate and volatility. For further information regarding the valuation of these instruments, refer to Note 28, Financial instruments and financial risk management.

On May 17, 2021, one of the private investors of the $250.0 million convertible senior notes issued in February 2020 converted $39.1 million of their total $125.0 million convertible notes. This equated to 31 percent of their overall convertible notes holding. This early conversion was settled in shares in line with the indenture agreement. As a result, the embedded derivative relating to the portion of notes that were converted was revalued to a fair value of $90.6 million on the conversion date and the gain on revaluation was recognized within Gain/(loss) on items held at fair value and remeasurements in the Consolidated statement of operations, this amounted to $41.7 million.

Notes to the Consolidated financial statements (continued)

On August 6, 2021, the same private investor converted the remaining $85.9 million of their total $125.0 million convertible notes. This early conversion was settled in shares in line with the indenture agreement. As a result, the embedded derivative relating to the portion of notes that were converted was revalued to a fair value of $241.6 million on the conversion date and the gain on revaluation was recognized within Gain/(loss) on items held at fair value and remeasurements in the Consolidated statement of operations, this amounted to $30.1 million.

On October 1, 2021, the other private investor of the convertible senior notes issued in February 2020 converted $75.0 million of their total $125.0 million convertible notes. This equated to 60 percent of their overall convertible notes holding. This early conversion was settled in shares in line with the indenture agreement. As a result, the embedded derivative relating to the portion of notes that were converted was revalued to a fair value of $152.8 million on the conversion date and the gain on revaluation was recognized within Gain/(loss) on items held at fair value and remeasurements in the Consolidated statement of operations, this amounted to $6.7 million.

For further information regarding the valuation of these instruments, refer to Note 28, Financial instruments and financial risk management.
10.	Finance income and costs

Included within Finance income and Finance costs are (in thousands):

	2019	2020 (1)	2021
Unrealized exchange gains	$22,856	$19,729	$9,289
Interest on cash and cash equivalents	11,526	4,970	3,310
Finance income	34,382	24,699	12,599

Unrealized exchange losses	(10,977)	(39,940)	(9,135)
Interest on leases	(3,472)	(6,684)	(9,137)
Convertible note interest (1)	-	(41,851)	(67,638)
Other interest expense	(4,783)	(2,819)	(531)
Finance costs	(19,232)	(91,294)	(86,441)

Net finance income/(costs)	$15,150	$(66,595)	$(73,842)

(1)	Refer to Note 2, Significant accounting policies, for detail on the revision of prior year comparatives.

Notes to the Consolidated financial statements (continued)

11.	Material gain or loss

The Group has identified a number of items which are material due to the significance of their nature and/or amount. These are listed separately here to provide a better understanding of the financial performance of the group (in thousands):

	Note	2019	2020	2021
Research and development costs expensed		(15,777)	(22,484)	(13,599)
Amortization - Intangible assets	16	(85,055)	(177,857)	(201,634)
Depreciation - Property, plant and equipment	17	(8,972)	(12,094)	(15,533)
Depreciation - Right-of-use assets	18	(19,564)	(27,272)	(34,031)
Impairment losses on intangible assets	16	-	(36,269)	(11,779)
Impairment losses on right-of-use assets	18	-	(2,234)	-
Transaction related legal and advisory expenses		(15,374)	(24,598)	(18,596)
(Losses)/gains on items at present value remeasurements	9	(43,247)	288,853	384,122
Gains related to conversion of convertible notes		-	-	78,467
(Losses)/gains from fair value remeasurements of convertible note embedded derivatives	9	-	(2,354,720)	1,560,370
Change in fair value of acquisition related consideration	9	(21,526)	-	-

12.	Taxation
a)	Income tax expense/(benefit) (in thousands)

	2019	2020	2021
Current tax:
Corporate tax	$15,676	$32,430	$33,105
Prior year adjustments	(1,652)	(96)	3,567
Total current tax	14,024	32,334	36,672
Total deferred tax benefit, net	(12,862)	(46,768)	(33,670)
Income tax expense/(benefit)	$1,162	$(14,434)	$3,002

b)	Reconciliation of the effective tax rate

The tax on the Group’s (loss)/profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profit of the consolidated entities as follows (in thousands):

	2019 (1)(2)	2020 (1)(2)	2021
(Loss)/profit before tax (1)	$(392,338)	$(3,330,057)	$1,473,613
Tax at the UK tax rate of 19.00% (2020: 19.00%, 2019:19.00%)	(74,544)	(632,711)	279,986
Tax effects of:
Sundry non-taxable income	(4,414)	(9,555)	(45,567)
Sundry non-taxable expense	6,338	22,262	20,493
Non-taxable items evaluated at fair value	-	548,524	(311,379)
Taxes paid overseas and rate difference	3,853	5,816	(6,260)
Adjustments in respect of change in tax rates	-	-	(937)
Adjustments in respect of prior year	(1,652)	(96)	3,567
Unrecognized deferred tax assets	71,581	51,326	63,099
Income tax expense/(benefit)	$1,162	$(14,434)	$3,002
(2)	Refer to Note 2, Significant accounting policies, for detail on the revision of prior year comparatives.
(3)	Previously reported comparatives for the years ended December 31, 2020 and 2019 have been re-presented for comparability with condensed disclosure for the year ended December 31, 2021.

Notes to the Consolidated financial statements (continued)

During the preparation of the Group’s condensed Consolidated financial statements for the three months ended March 31, 2021, a misstatement of $17.4 million was identified in relation to the accounting for interest expense reported in our results for the year ended December 31, 2020, relating to a calculation error.  During the preparation of the Group’s Consolidated financial statements for the year ended December 31, 2021, an understatement of $19.8 million was identified in relation to the accounting for share-based compensation expense reported in our results for the year ended December 31, 2019, relating to a calculation error. The tax impact of both misstatements have been reflected in the reconciliation table above.

The UK corporation tax rate applicable from April 1, 2020 is 19% therefore, the Group has used a tax rate of 19% for the 2021 financial year. An increase in the main UK corporation tax rate to 25% from fiscal year 2023, announced in the Budget on March 3, 2021, has been substantially enacted therefore, in calculating UK unrecognized deferred tax assets on tax losses, the calculation has used the enacted tax rates.

The tax on items presented within other comprehensive (loss)/income is $nil (2020 and 2019: $nil)

Notes to the Consolidated financial statements (continued)

13.	Loss per share

Basic (loss)/earnings per share is computed using the weighted-average number of outstanding shares during the year. Diluted loss per share is computed using the weighted-average number of outstanding shares and excludes all potential shares outstanding during the year, as their inclusion would be anti-dilutive. The Group’s potential shares consist of incremental shares issuable upon the assumed exercise of share options and warrants, the incremental shares issuable upon the assumed vesting of unvested share awards, potential shares issuable on the conversion of the convertible loan notes and potential shares issuable on the conversion of certain put-call options. The calculation of basic (loss)/earnings per share and diluted loss per share is as follows (in thousands):

	2019 (1)	2020 (1)	2021
In $ thousands, except share and per share data
Diluted (loss)/income
(Loss)/profit after tax attributable to equity holders of the parent:
Used in calculating basic (loss)/earnings per share	$(405,109)	$(3,333,171)	$1,466,487
Adjustments:
Convertible note interest	-	-	67,638
Gain on items held at fair value and remeasurements	-	-	(2,041,013)
Loss after tax attributable to equity holders of the parent used in calculating diluted loss per share	$(405,109)	$(3,333,171)	$(506,888)

Weighted average number of basic shares	318,843,239	343,829,481	364,696,712
Dilutive securities:
Options	-	-	20,257,787
Restricted Stock Units (RSUs)	-	-	8,014,788
Other awards	-	-	1,200,105
Acquisition related deferred shares			180,369
February 2020 notes	-	-	14,216,896
May 2020 notes	-	-	24,794,680
November 2020 notes	-	-	18,583,620
Chalhoub liability	-	-	3,984,014
Farfetch China Holdings Ltd liability	-	-	16,429,024
Weighted average number of dilutive shares	318,843,239	343,829,481	472,357,995

(Loss)/earnings per share attributable to equity holders of the parent:
Basic	$(1.27)	$(9.69)	$4.02
Diluted	$(1.27)	$(9.69)	$(1.07)

(1) Refer to Note 2, Significant accounting policies, for detail on the revision of prior year comparatives.

Potential ordinary shares excluded from Diluted earnings per share as their conversion would have an antidilutive effect are as follows (in thousands):

	2019	2020	2021
Convertible Notes	-	63,758	-
Employee options & RSU's	9,105	40,890	1,114
Contingent consideration	-	-	136
Put Call options	-	-	3,786

In the year ended December 31, 2019, all warrants above were exercised.

Notes to the Consolidated financial statements (continued)

Refer to Note 9, Items held at fair value and remeasurements for further detail on the Put Call options and Convertible Notes included above.
14.	Inventories

Inventories as at December 31 comprised the following (in thousands):

	2020	2021
Finished goods	$167,225	$278,345
Obsolete stock provision	(21,916)	(22,681)
Total inventories	$145,309	$255,664

The total cost of inventory recognized as an expense in the consolidated statement of operations was $516.2 million for the year ended December 31, 2021 (2020: $411.7 million, 2019: $232.6 million). The total provision against inventory in order to write down the balance to net recoverable value was $22.7 million for the year ended December 31, 2021 (2020: $ 21.9 million).

15.	Trade and other receivables

Trade and other receivables comprised the following at December 31 (in thousands):

	2020	2021
Non-current
Other receivables	$58,081	$31,225
Non-current other receivables	$58,081	$31,225
Current
Trade receivables	$49,833	$63,046
Other current receivables	123,492	179,964
Sales taxes	26,642	117,234
Allowance for expected credit losses	(4,062)	(5,208)
Prepayments and accrued income	14,041	19,670
Current trade and other receivables	$209,946	$374,706

Non-current other receivables is primarily comprised of withholding tax relating to share-based compensation, deposits for office leases and services and operations-related deposits, which the Group is not expecting to recover within the next twelve months.

Other current receivables primarily relate to advances to boutique partners, first-party product suppliers and other suppliers. Included within Other current receivables is $2.3 million of restricted cash (2020: $nil).

Sales tax receivables relate to recoverable VAT arising on indirect exports, including between UK and Europe, where we have adapted our transactional flows in response to the formal withdrawal of the United Kingdom from the European Union on January 31, 2020.

The Group has assessed its expected credit loss (“ECL”) estimate in line with the requirements of IFRS 9 – Financial instruments (“IFRS 9”). As part of this assessment, the Group has performed a recoverability assessment of its outstanding Trade and other receivables at the reporting date and, where appropriate, made suitable adjustments to allowances and provisions. In the year ended December 31, 2021, the charge relating to expected credit losses included within the sales, general and administration in the Consolidated statement of operations is $0.9 million (2020: $4.3 million).

Notes to the Consolidated financial statements (continued)

16.	Intangible assets

Intangible assets consist of the following (in thousands):

	Goodwill	Brand, trademarks & domain names	Customer relationships	Development costs	Total
Cost
At January 1, 2020	$341,067	$965,317	$6,010	$163,933	$1,476,327
Additions	-	14,000	-	89,282	103,282
Additions acquired through business combinations (1)	15,474	4,826	-	-	20,300
Foreign exchange movements	(20)	4,265	850	216	5,311
At December 31, 2020	356,521	988,408	6,860	253,431	1,605,220
Additions	-	131,161	395	118,661	250,217
Additions acquired through business combinations (1)	27,006	7,279	1,692	9,899	45,876
Disposals	-	(3)	-	(11)	(14)
Foreign exchange movements	(1,242)	(2,116)	(52)	(122)	(3,532)
At December 31, 2021	382,285	1,124,729	8,895	381,858	1,897,767
Accumulated amortization and impairment
At January 1, 2020	-	(57,014)	(1,786)	(54,560)	(113,360)
Amortization for year	-	(125,325)	(34)	(52,498)	(177,857)
Impairment for year	-	(36,269)	-	-	(36,269)
Foreign exchange movements	-	1,593	(1,806)	1,807	1,594
At December 31, 2020	-	(217,015)	(3,626)	(105,251)	(325,892)
Amortization for year	-	(132,592)	(451)	(68,591)	(201,634)
Impairment for year	-	(11,779)	-	-	(11,779)
Disposals	-	3	-	(30)	(27)
Foreign exchange movements	-	1,115	(64)	171	1,222
At December 31, 2021	-	(360,268)	(4,141)	(173,701)	(538,110)
Net book value
At December 31, 2020	356,521	771,393	3,234	148,180	1,279,328
At December 31, 2021	$382,285	$764,461	$4,754	$208,157	$1,359,657

(1)	Refer to Note 5, Business combinations.

Intangible assets with definite useful lives

Included within Development costs is $37.8 million (2020: $36.6 million) of assets that are under the course of construction. Amortization of these assets will commence once they are available for use.

As of December 31, 2021, Brands, Trademarks and domain names primarily include: Off-White brand with a net carrying amount of $415.1 million and a remaining life of 4 years, Stadium Goods brand with a net carrying amount of $93.8 million and a remaining life of 12 years, Marcelo Burlon County of Milan brand with a net carrying amount of $59.3 million and a remaining life of 13.6 years, Palm Angels brand with a net carrying amount of $125.3 million and a remaining life of 9.6 years, Palm Angels license with a net carrying amount of $25.6 and a remaining life of 4.6 years, Ambush brand with a net carrying amount of $4.1 million and a remaining life of 8.3 years and Heron Preston brand with a net carrying amount of $21.3 million and a remaining life of 5.6 years. New Guards Group owned the license to Palm Angels license since 2019, however the Brand was acquired in 2021. Refer to Note 3 Critical accounting judgments and key sources of estimation uncertainty for more information on the Palm Angels Brand acquisition.

Notes to the Consolidated financial statements (continued)

Development costs relate to development expenses that meet the capitalization criteria under IAS 38 - Intangible Assets, acquired software in business combinations, and includes the development of internal software and technologies related to the enhancement of the Group's Digital Platform.

Amortization for all intangible assets is recognized in Selling, general and administrative expenses within the Consolidated statement of operations.

During the year ended December 31, 2021 impairment expense of $11.8 million was recognized primarily relating to a reduction in forecasted sales, which decreased the value-in-use of one of the smaller intangible brand assets within the New Guards portfolio and is associated with the Brand Platform reportable operating segment.

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

Intangible assets with indefinite useful lives

Goodwill reflects the amount of consideration in excess of the fair value of net assets acquired in business combinations. The Group tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired. Goodwill has been allocated to the following CGUs or group of CGUs. New acquisitions Allure and Luxclusif have been allocated to the Marketplace CGU. JBUX has been allocated to Farfetch Platform Solutions. For details regarding additions to goodwill refer to Note 5, Business combinations.

The goodwill amounts for each CGU or group of CGU consists of the following at December 31 (in thousands):

	2020	2021
CGU
Marketplace (FF.com)	$153,086	$176,776
Browns - Platform	19,015	19,015
CuriosityChina	3,039	3,039
Brand Platform - New Guards	181,381	181,381
Farfetch Platform Solutions	—	2,074
Total Goodwill	$356,521	$382,285

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

The recoverable amounts of the CGUs are determined from value in use calculations. The key assumptions for the value in use include (i) expected future revenue growth rates, including the terminal growth rate; (ii) anticipated gross profit margins (iii) anticipated operating margins; and (iv) the discount rates to be applied to the estimated future cash flows. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGUs and the group of units. The growth rates are based on revenue growth and cost of revenue forecasts.

The Group prepares cash flow forecasts derived from the most recent financial budgets approved by management for the next three years. Forecasts are extended to five or eight years using management’s best estimates, according to the nature and maturity of each CGU. The Group believes this period range is appropriate to capture the high growth rates seen in the markets in which our CGUs operate.

The key assumptions for the value in use calculations are the revenue growth rates and the pre-tax discount rates, plus gross profit margin for selected CGUs. The Group extrapolates the cash flows in the fifth or eighth year

Notes to the Consolidated financial statements (continued)

based on an estimated growth rate of 2% (2020: 2%). This rate does not exceed the average long-term growth rate for the relevant markets. The pre-tax discount rate used to discount the forecast cash flows ranges from 8.9% to 10.9% (2020: 9.6% to 11.2%). The pre-tax discount rate applied is derived from a market participant’s estimated weighted average cost of capital.

The assumptions used in the calculation of the Group’s weighted average cost of capital are benchmarked to externally available data.

Management has performed sensitivities on key assumptions and based upon these believe that there are no indicators of impairment.

The recoverable amount of each CGU would equal its carrying amount if the key assumptions were to change as follows:

	Marketplace (FF.com)	Browns – Platform	CuriosityChina	Brand Platform – New Guards
Budgeted annual revenue growth (change in pp)	(5.4)	(3.3)	(0.7)	(13.6)
Post-tax discount rate (change in pp)	1.4	1.2	0.2	3.8
Budgeted gross profit margin (change in pp)	(1.1)	(0.5)	(3.5)	(11.9)
Long term growth rate (change in pp)	(1.4)	(3.6)	(0.3)	(3.7)

Notes to the Consolidated financial statements (continued)

17.	Property, plant and equipment

Property, plant and equipment comprised the following (in thousands):

	Freehold land	Leasehold improvements	Fixtures and fittings	Motor vehicles	Plant, machinery and equipment	Totals
Cost
At January 1, 2020	$17,818	$43,135	$12,968	$193	$16,944	$91,058
Additions	-	18,039	4,799	-	4,228	27,066
Additions acquired through business combinations (1)	-	1,052	-	-	313	1,365
Disposals	-	-	(80)	-	(212)	(292)
Transfers	-	(174)	513	-	(533)	(194)
Foreign exchange movements	1,751	3,396	995	8	1,146	7,296
At December 31, 2020	19,569	65,448	19,195	201	21,886	126,299
Additions	-	12,264	8,167	108	7,895	28,434
Additions acquired through business combinations (1)	-	6	43	-	159	208
Disposals	-	(3,219)	(1,045)	-	(1,037)	(5,301)
Transfers	-	(2,383)	85	-	2,305	7
Foreign exchange movements	(1,545)	(2,851)	(1,370)	(7)	(991)	(6,764)
At December 31, 2021	18,024	69,265	25,075	302	30,217	142,883
Accumulated depreciation and impairment
At January 1, 2020	-	(10,517)	(4,660)	(100)	(7,782)	(23,059)
Depreciation for year	-	(5,175)	(2,605)	(22)	(4,293)	(12,094)
Impairment for year	-	(620)	(135)	-	(2)	(757)
Disposals	-	-	83	-	189	272
Transfers	-	77	(14)	-	150	212
Foreign exchange movements	-	(792)	(369)	(8)	(621)	(1,791)
At December 31, 2020	-	(17,027)	(7,701)	(130)	(12,359)	(37,217)
Depreciation for year	-	(6,615)	(3,589)	(29)	(5,300)	(15,533)
Disposals	-	3,095	1,008	-	998	5,101
Foreign exchange movements	-	919	446	7	457	1,829
At December 31, 2021	-	(19,628)	(9,836)	(152)	(16,204)	(45,820)
Net book value
At December 31, 2020	19,569	48,421	11,494	71	9,527	89,082
At December 31, 2021	$18,024	$49,637	$15,239	$150	$14,013	$97,063

(1) See Note 5, Business combinations for details

Included within Leasehold improvements is $9.2 million (2020: $1.7 million) of assets that are under the course of construction. Depreciation will commence once they are available for use.

Depreciation for all property, plant and equipment is recorded in Selling, general and administrative expenses within the Consolidated statement of operations.

The impairment charge of $0.8 million during the year ended December 31, 2020, primarily related to a reduction in the carrying value of Leasehold improvements, Fixtures and fittings, and Plant, machinery and equipment at one of our smaller retail locations and is associated with the In-Store reportable segment. There were no impairment losses in the year ended December 31, 2021.

Notes to the Consolidated financial statements (continued)

18.Right-of-use assets and lease liabilities

The Group's leasing activities:

The Group leases various offices, retail stores and cars. Lease contracts are typically made for fixed periods of three to twelve years but may have extension options. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.

Low-value assets comprise IT-equipment and small items of office furniture.

Right-of-use assets comprised the following (in thousands):

	Property	Vehicles	Totals
2020
At January 1, 2020	$114,618	$558	$115,176
Additions	90,240	162	90,402
Remeasurements	13	(8)	5
Depreciation charge for the year	(27,048)	(224)	(27,272)
Impairment charge for the year	(2,234)	-	(2,234)
Foreign exchange	3,149	1	3,150
At December 31, 2020	$178,738	$489	$179,227
2021
At January 1, 2021	$178,738	$489	$179,227
Additions	42,931	300	43,231
Remeasurements	15,242	1	15,243
Depreciation charge for the year	(33,727)	(304)	(34,031)
Foreign exchange	(8,095)	(26)	(8,121)
At December 31, 2021	$195,089	$460	$195,549

During the year ended December 31, 2021, there was no impairment charge recognized in relation to right-of-use assets. During the year ended December 31, 2020, the impairment charge of $2.2 million was primarily comprised of a $1.5 million reduction in the carrying value of the right-of-use assets at one of our smaller retail locations and is associated with the In-Store reportable operating segment. The remaining $0.7 million relates to a reduction in the carrying value of corporate right-of-use assets associated with the impairment of a smaller intangible brand asset within the New Guards portfolio, and is associated with the Brand Platform reportable operating segment.

Lease liabilities comprised the following as at December 31 (in thousands):

	2020	2021
Current lease liabilities	$26,128	$33,594
Non-current lease liabilities	165,275	180,915
Total lease liabilities	$191,403	$214,509

During the year ended December 31, 2021, the Group paid $26.3 million (2020: $19.1 million) in principal elements of lease payments.

During the year ended December 31, 2021, a charge of $6.7 million (2020: $6.4 million) was recognized in relation to short-term and low value leases.

Notes to the Consolidated financial statements (continued)

19.Investments

In the year ended December 31, 2021, the investments of the Group were comprised of minority equity interests and convertible loan notes. In the year ended December 31, 2020, the investments of the Group were comprised of minority equity interests, convertible loan notes and senior secured promissory loan notes. During the year ended December 31, 2021, the Group made a $9.0 million investment in The Diem Association. The details of investments are as follows (in thousands):

	Investments - held at fair value through other comprehensive income (FVTOCI)	Investments - held at amortized cost	Investments - held at fair value through profit or loss (FVTPL)
At January 1, 2020	$5,141	$10,588	$500
Additions	372	-	2,500
Impairment	(235)	-	-
Acquisition of intangible asset	-	(10,588)	-
At December 31, 2020	5,278	-	3,000
Additions	40	-	9,787
Impairment	(168)	-	-
At December 31, 2021	$5,150	$-	$12,787

Investments in associates

The table below (in thousands) illustrates the summarized financial information of the Group’s investments in Farfetch Finance Limited and Alanui (up to March 1, 2021). The Group’s shareholdings in Alanui and its principal activities can be found in Note 32, Group information. In addition, for further detail on Alanui refer to Note 5, Business Combinations.

At January 1, 2020	$2,466
Dividends received from associate	(60)
Share of loss after tax	(74)
Foreign exchange	(13)
At December 31, 2020	2,319
Step acquisition	(2,198)
Share of loss after tax	(52)
At December 31, 2021	$69

At December 31, 2021, no impairment indicators were identified.

Notes to the Consolidated financial statements (continued)

20.	Cash and cash equivalents

For the purpose of presentation in the Consolidated statement of cash flows and Consolidated statement of financial position, cash and cash equivalents includes cash held in banks, money market funds such as call deposits held with financial institutions, short-term deposits including highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and cash amounts held by payment service providers. Cash and cash equivalents consist of the following at December 31 (in thousands):

	2020	2021
Cash held in banks	$173,206	$141,130
Money market funds	1,011,330	810,453
Short-term deposits	333,353	353,539
Amounts held by payment service providers	55,532	58,006
Cash and cash equivalents	$1,573,421	$1,363,128

21.	Short-term investments

The short-term investment entered into during the year ended December 31, 2021 relates to variable Net Asset Value (“NAV”) investments, representing cash investments in variable money market instruments on the basis of a mark-to-market valuation of an underlying portfolio of money market instruments. These do not meet the definition of cash and cash equivalents as they are not readily convertible into known amounts of cash and are subject to significant risk of changes in value. All changes in fair value of these investments are recognized in the Consolidated statement of operations. Short-term investments consist of the following at December 31 (in thousands):

	2020	2021
Short-term investments	$-	$99,971
Short-term investments	$-	$99,971

22.	Trade and other payables

Trade and other payables consisted of the following at December 31 (in thousands):

	2020	2021
Trade payables	$277,827	$342,938
Other payables	16,642	22,208
Social security and other taxes	76,820	69,053
Deferred revenue	30,957	60,486
Accruals	263,898	311,721
Trade and other payables	$666,144	$806,406

Trade Payables primarily relates to supplier invoices for marketing, shipping, inventory, software and hosting related expenses.

23.Borrowings

Convertible Notes

On February 5, 2020, the Group issued $250.0 million total aggregate principal amount of 5.00% convertible senior notes due December 31, 2025 (“February 2020 Notes”) in a private placement to private investors. On April 30, 2020, the Group issued $400.0 million total aggregate principal amount of 3.75% convertible senior notes due May 1, 2027 (“April 2020 Notes”) in a private placement to qualified institutional investors

Notes to the Consolidated financial statements (continued)

pursuant to Rule 144A of the Securities Act of 1933, as amended. On November 17, 2020, the Group issued $600.0 million total aggregate principal amount of 0.00% convertible senior notes due November 15, 2030 (“November 2020 Notes”) to Alibaba and Richemont. The total net proceeds from these offerings were $1,240.4 million, after deducting $9.6 million of debt issuance costs in connection with these notes.

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

On May 17, 2021, a total of 3,190,345 shares were issued on conversion of $39.1 million principal amount of February 2020 Notes. No gain or loss was recognized on conversion. On conversion, non-current borrowings with a carrying value of $28.4 million and non-current derivative financial liabilities with a fair value of $90.6 million were reclassified to equity. The increase in equity resulted in an increase to share capital of $0.1 million and to share premium of $118.9 million.

  On August 6, 2021, a total of 7,013,405 shares were issued on conversion of $85.9 million principal amount of February 2020 Notes. No gain or loss was recognized on conversion. On conversion, non-current borrowings with a carrying value of $63.1 million and non-current derivative financial liabilities with a fair value of $241.6 million were reclassified to equity. The increase in equity resulted in an increase to share capital of $0.3 million and to share premium of $304.4 million.

On October 1, 2021, a total of 6,122,250 shares were issued on conversion of $75.0 million principal amount of February 2020 Notes. No gain or loss was recognized on conversion. On conversion, non-current borrowings with a carrying value of $55.2 million and non-current derivative financial liabilities with a fair value of $152.8 million were reclassified to equity. The increase in equity resulted in an increase to share capital of $0.2 million and to share premium of $207.7 million.

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

In accordance with the accounting guidance in IFRS 9 on embedded conversion features, the Group valued and bifurcated the conversion option associated with the February 2020 Notes from the respective host debt

Notes to the Consolidated financial statements (continued)

instrument, which is referred to as a debt discount, and initially recorded the conversion option at $81.9 million as a derivative financial liability. The resulting debt discount on the notes is amortized to interest expense at an effective interest rate of 13.2% over the contractual terms of these notes. The Group allocated $0.8 million of debt issuance costs to the derivative financial liability component which was expensed immediately to the Consolidated statement of operations and the remaining $1.7 million of debt issuance costs are amortized to finance costs under the effective interest rate method over the contractual terms of these notes.

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

In accordance with the accounting guidance in IFRS 9 on embedded conversion features, the Group valued and bifurcated the conversion option associated with the April 2020 Notes from the host debt instrument, which is referred to as a debt discount, and initially recorded the conversion option of $113.5 million as a derivative financial liability. The resulting debt discount on the April 2020 Notes is amortized to finance costs at an effective interest rate of 9.7% over the contractual terms of these notes. The Group allocated $3.0 million of debt issuance costs to the derivative financial liability component which was expensed immediately to the Consolidated statement of operations and the remaining $7.6 million of debt issuance costs are amortized to finance costs under the effective interest method over the contractual terms of these notes.

The Group may redeem the April 2020 Notes, in whole, at any time on or after May 6, 2024, only if the share price is 130% of the note conversion price for thirty consecutive trading days prior, in addition to the principal being subject to “make-whole” conversion rate adjustments. If the Group experiences a fundamental change triggering event (as defined in the Indenture), the Group might be required by the holders of the April 2020 Notes to repurchase their notes at a cash repurchase price equal to the principal amount of the April 2020 Notes to be repurchased, plus accrued and unpaid interest, if any, up to, but excluding, the fundamental change repurchase date.

November 2020 Notes

Each $1,000 of principal of the November 2020 Notes will initially be convertible into 30.97 shares of the Group’s common stock, which is equivalent to an initial conversion price of $32.29 per share, in each case, subject to adjustment upon the occurrence of specified events set forth in the indenture governing such series. Holders of

Notes to the Consolidated financial statements (continued)

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

The Group will not be able to redeem the November 2020 Notes prior to November 15, 2023, except in the event of certain tax law changes. On or after November 15, 2023, the Group may redeem, for cash, all or part of the relevant November 2020 Notes if the last reported sale price of its Class A ordinary shares has been at least 130% (or 200%, if over 5% of the relevant November 2020 Notes are held at the time by Alibaba or Richemont) of the conversion price then in effect for at least twenty trading days (whether or not consecutive) during any thirty consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Group provides notice of the redemption, at a redemption price equal to 100% of the principal amount of the November 2020 Notes to be redeemed, plus accrued and unpaid special interest, if any, up to, but excluding, the redemption date.

In accordance with the accounting guidance in IFRS 9 on embedded conversion features, the Group valued and bifurcated the conversion option associated with the November 2020 Notes from the host debt instrument, which is referred to as a debt discount, and initially recorded the conversion option of $446.0 million as a derivative financial liability. The resulting debt discount on the November 2020 Notes is amortized to finance costs at an effective interest rate of 14.9% over the contractual terms of these notes. The effective interest rate previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2020, was updated as a result of the revision referred to in Note 2, Significant accounting policies. The Group allocated $12.2 million of debt issuance costs to the derivative financial liability component which was expensed immediately to the Consolidated statement of operations and the remaining $4.2 million of debt issuance costs are amortized to finance costs under the effective interest method over the contractual terms of these notes.

The convertible borrowings are presented in the Consolidated statement of financial position as follows (in thousands):

	2020 (1)	2021

At January 1	$-	$617,789
Face value of notes issued	1,250,000	-
Value of embedded derivatives	(641,448)	-
	608,552	617,789
Transaction costs	(13,539)	-
Interest expense	41,851	67,638
Interest paid	(19,075)	(22,950)
Conversion of February 2020 Notes	-	(146,673)
Total non-current borrowings	$617,789	$515,804

Notes to the Consolidated financial statements (continued)

(1) Refer to Note 2, Significant accounting policies, for detail on the revision of prior year comparatives.

The value of the three conversion options discussed above are subsequently remeasured at fair value at each reporting date, and the changes in the fair value are recorded in the Consolidated statement of operations within the gain/(loss) on items held at fair value and remeasurements line. The fair values of the embedded derivatives are determined using an option pricing model, using assumptions based on market conditions at the reporting date. For further details refer to Note 28, Financial instruments and financial risk management. For the year ended December 31, 2021, the Group recorded a fair value gain on remeasurement of $1,638.8 million (2020: loss on remeasurement of $2,354.7 million) related to the decrease in the fair value of these conversion options mainly as a result of the share price decreasing from $63.81 to $33.43.

24.	Provisions

Provisions consist of the following (in thousands):
	Dilapidations provision	Share-based payments employment taxes provision	Provision for withholding taxes	Other provisions	Total
Current liabilities
At January 1, 2020	$-	$-	$-	$-	$-
Additional provision in the year	-	-	-	12,498	12,498
Release of provision in the year	-	-	-	(800)	(800)
Utilized provision in the year	-	-	-	(1,630)	(1,630)
Transfer from non-current provisions	-	12,105	4,100	873	17,078
At December 31, 2020	-	12,105	4,100	10,941	27,146
Additional provision in the year	178	2	-	3,606	3,786
Release of provision in the year	-	(4,427)	-	(584)	(5,011)
Utilized provision in the year	(308)	-	(3,500)	(9,233)	(13,041)
Transfer from non-current provisions	277	-	1,901	-	2,178
Foreign exchange	(5)	-	-	(468)	(473)
At December 31, 2021	$142	$7,680	$2,501	$4,262	$14,585

Non-current liabilities
At January 1, 2020	$3,352	$7,979	$11,500	$873	$23,704
Additional provision in the year	3,039	131,836	-	1,011	135,886
Transfer to current provisions	-	(12,105)	(4,100)	(873)	(17,078)
Release of provision in the year	(757)	(945)	-	-	(1,702)
Utilized provision in the year	-	(11,758)	-	-	(11,758)
Foreign exchange	36	25	-	-	61
At December 31, 2020	5,670	115,032	7,400	1,011	129,113
Additional provision in the year	2,125	2,135	-	-	4,260
Transfer to current provisions	(277)	-	(1,901)	-	(2,178)
Release of provision in the year	(284)	(45,987)	(500)	(168)	(46,939)
Utilized provision in the year	(4)	(22,516)	-	(841)	(23,361)
Foreign exchange	(292)	(60)	-	2	(350)
At December 31, 2021	$6,938	$48,604	$4,999	$4	$60,545

The dilapidations provision reflects the best estimate of the cost to restore leasehold property in line with the Group’s contractual obligations. Based on a detailed analysis the Group has estimated a liability of $7.1 million (2020: $5.7 million). In estimating the liability, the Group has made assumptions which are based on past experience. Assuming the leases are not extended, the Group expects the economic outflows to match the

Notes to the Consolidated financial statements (continued)

contractual end date of the leases. The leases have an average lease term of eight years with an average of five years remaining.

The share-based payments employment taxes provision reflects the best estimate of the cost to settle employment related taxes in connection with the Group's share-based payments. This is based on the most recent share price and the number of share options vested and un-exercised, or expected to vest where the Group has a future obligation to settle employment related taxes. The Group has estimated a liability of $56.3 million at December 31, 2021 (2020: $127.1 million). When a share option is exercised, the liability for employment related taxes becomes due to the relevant tax authority. During 2021, $22.5 million (2020: $11.8 million) was transferred from provisions to trade and other payables. We expect the provision to be fully utilized in 8.11 years (2020: 8.94 years), being the weighted average remaining contracted life of options outstanding at December 31, 2021. It is likely that this provision will be utilized over a shorter period, however, this is dependent on when the option holder decides to exercise, which the Group is not in control of.
25.	Contracted commitments, contingencies and guarantees

Contingent liabilities

Litigation

From time to time we are engaged in disputes and claims. We believe that the ultimate outcome of these proceedings will not have a material adverse impact on our consolidated financial position or results of operations, but the outcome of these proceedings is inherently difficult to predict. There can be no assurance that we will prevail in any such litigation. Liabilities for material claims against us are recognized as a provision when an outflow of economic resources is considered probable and can be reasonably estimated. Legal costs associated with claims are expensed as incurred.

26.Deferred tax

As a result of the acquisition of New Guards and CuriosityChina, the Group in 2019 recognized a deferred tax liability of $232.6 million on acquired intangibles. The cumulative deferred tax release is equal to $84.2 million of which $32.2 million in 2021 is the effect of the impairment of the carrying value of the intangible asset associated with the New Guards brand portfolio.

As a result of the purchase price allocation exercise arising from the acquisition of Ambush, a deferred tax liability of $1.3 million has been recognized in 2020 as a temporary difference. The cumulative deferred tax release is equal to $0.4 million, of which $0.3 million is during 2021.

As a result of the purchase price allocation exercise arising from 2021 acquisitions, a deferred tax liability of $6.5 million was recognized in 2021 as a temporary difference. The deferred tax release in 2021 is equal to $0.2 million.

Deferred tax assets of $12.0 million (2020: $5.7 million) mainly relate to inventory write off provision and differences between Italian GAAP and IFRS GAAP in New Guards that can be carried forward indefinitely. New Guards calculates the tax due for financial statements purposes according to Italian GAAP. Deferred tax assets of $1.3 million (2020: $4.1 million) are related to tax incentives credits available for Farfetch Portugal due to research and development activity and fixed assets investments, which can be carried forward for ten and eight years, respectively. The Group has estimated that deferred tax assets will be recoverable using the future taxable incomes based on the business plans of the Italian and Portuguese subsidiaries.

Notes to the Consolidated financial statements (continued)

Deferred tax assets and liabilities consist of the following at December 31 (in thousands):

	Note	Deferred tax assets	Deferred tax liabilities
At January 1, 2020		$5,324	$219,789
Deferred tax released to profit or loss(1)	5	7,682	(39,087)
Foreign exchange		614	(4)
Reclassifications to balance sheet		(64)	-
Deferred tax recognized on acquisitions to balance sheet	5	-	1,765
At December 31, 2020		$13,556	$182,463
Deferred tax released to profit or loss		393	(33,275)
Foreign exchange		(913)	(296)
Reclassifications to balance sheet		298	672
Deferred tax recognized on acquisitions to balance sheet	5	-	6,461
At December 31, 2021		$13,334	$156,025

Deferred tax, net liability at December 31, 2021			$142,691
(1)	Previously reported comparatives for the years ended December 31, 2020 and 2019 have been re-presented for comparability with condensed disclosure for the year ended December 31, 2021

Unrecognized deferred tax assets

Unutilized trading tax losses

The Group has accumulated unutilized tax losses carried forward as at December 31, 2021 of $1,487.7 million (2020: $953.1 million). Deferred tax assets are recognized to the extent that it is probable that there are sufficient suitable deferred tax liabilities or future taxable profits that will be available against which deductible temporary differences can be utilized. Subject to specific legislation regarding changes in ownership and the nature of trade, trading losses are available to be either carried forward indefinitely or for a significant time period.

	Local currency	2020	2020	2021	2021
		Local ’000	$’000	Local ’000	$’000
UK trading losses	GBP	709,446	739,879	882,753	1,191,629
US Net Operating Losses (“NOL”)	USD	195,565	195,565	276,649	276,649
Brazil trading losses	BRL	72,760	14,107	74,570	13,377
Japan trading losses	JPY	301,340	2,902	525,141	4,560
Hong Kong trading losses	HKD	5,149	664	11,795	1,512
			953,117		1,487,727

UK trading losses are available to be carried forward indefinitely. Legislation has been introduced with effect from April 1, 2017, whereby losses arising after April 1, 2017 can be set against total profits of the Company. The amount of total profits that can be offset by brought forward losses is restricted to the first £5.0 million of profits, and an additional 50% of profits that exceed £5.0 million.

US NOL as at December 31, 2021 of $(276.6) million (2020: $(195.6) million) are available to be carried forward for a period of twenty years. The carry forward NOLs start to expire in different years, the first of which is December 31, 2030. NOLs generated after January 1, 2018 have an indefinite carry forward period but are subject to an 80% limitation per year. The Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) (i) removes the 80% limitation on the use of NOLs enacted by the Tax Cuts and Jobs Act of 2017 (the “TCJA”) with respect to NOLs carried to any taxable year beginning before January 1, 2021, and thus, NOLs (whether carried forward or carried back) can generally be used to offset fully taxable income in these taxable years; and (ii) provides for a carryback of any NOL arising in a taxable year beginning after December 31, 2017 and before January 1, 2021, to each of the five taxable years preceding the taxable year in which the NOL arose.

Notes to the Consolidated financial statements (continued)

Brazilian and Hong Kong trading losses as at December 31, 2021 are available to be carried forward indefinitely but utilization of losses in respect of Brazil are restricted to 30% against taxable income in future taxable periods.

Japanese NOL carry forward incurred before April 1, 2018 can be carried forward for nine years, incurred during fiscal years starting on or after April 1, 2018 can be carried forward for ten years and utilization of losses are restricted to 50% against taxable income in future taxable periods.

Unutilized future tax deductions on employee share option gains

The Group has an unrecognized gross deferred tax asset of approximately $872.8 million (2020: $1,638.8 million) in respect of a future tax deduction on share options that are unexercised as at December 31, 2021 that, when exercised, will result in a gain and a potential deduction for corporation tax purposes. A net deferred tax asset of approximately $214.7 million (2020: $319.1 million) will be recognized to the extent that there are sufficient suitable deferred tax liabilities available.

Unutilized future tax deductions on Goodwill

The Group has an unrecognized deferred tax asset of approximately $5.3 million (2020: $5.3 million) in respect of goodwill recognized on the acquisition of Stadium Goods. The unrecognized deferred tax asset results from the future tax deductions available in relation to this item of goodwill exceeding its statements of financial position value. A net deferred tax asset is only recognized where it can be shown that it is probable that future taxable profits will be available against which the Group can utilize the asset.

27.	Related party disclosures

Platforme International Limited is a related party of J M F Neves. The Group generated commission of $0.4 million and made purchases of $0.1 million from Platforme International Limited during the year ended December 31, 2021 (2020: commission of $0.6 million). The Group had a $0.2 million receivable as at the end of December 31, 2021 (2020: $0.2 million payable).

In prior periods, Alanui S.r.L. (“Alanui”) was a related party of New Guards Group Holding S.p.A, due to it being an associate of the Group. New Guards still owns a stake of 53% and gained control over the entity on March 16, 2021 following a change in the shareholder agreement. The Group recognized sales of $0.2 million to Alanui in the two months up until consolidation on March 1, 2021. The impact of consolidating Alanui’s results from March 1, 2021 rather than March 16, 2021 was immaterial. We recognized sales of $1.1 million during the year ended December 31, 2020. As at December 31, 2020, we had trade receivables of $0.5 million and trade payables of $0.4 million. Refer to Note 5, Business combinations for further detail.

Key management includes members of the Company’s senior management and the board of directors. The disclosure amounts below (in thousands) are based on the expense recognized in the Consolidated statement of operations in the respective year.

	2020	2021
Short-term employee benefits	$1,676	$2,456
Termination benefits	32	36
Share-based compensation	26,300	37,742
	$28,008	$40,234

Other than disclosed above, there were no other transactions or outstanding balances, including commitments, with related parties.

The Group’s ultimate controlling party is J M F Neves by virtue of holding the majority of voting rights in the Group.

Notes to the Consolidated financial statements (continued)

28.	Financial instruments and financial risk management

Fair value and present value measurement of financial instruments is presented through the use of a three-level fair value hierarchy that prioritizes the inputs used in each of the valuation techniques for fair value and present value calculations.

The Group maintains policies and procedures to value instruments using the most relevant data available. The Group recognizes the following financial instruments at fair value:

•	Short-term investments, being the cash investments in variable net asset value funds, measured using Level 1 valuation inputs.
•

Derivative financial instruments, being forward foreign currency and option contracts, measured using  Level 2 valuation inputs and valued using discounted cash flows and suitable option pricing models respectively; and

•	Derivative financial instruments, being the embedded derivatives relating to the February 2020 Notes, April 2020 Notes and November 2020 Notes, measured using Level 2 valuation inputs.

The Group recognizes the following financial liabilities at present value:

•	Put and call option liabilities, associated with the non-controlling interests arising from the transactions with Chalhoub, measured using Level 2 valuation inputs; and
•	Put and call option liability, associated with the strategic arrangement with Alibaba and Richemont, measured using Level 2 valuation inputs.
•	Put and call option liabilities, associated with the non-controlling interests arising from transactions with Alanui and Palm Angels using Level 3 valuation inputs.

The forward foreign currency and option contracts are measured using Level 2 inputs with the key ones being quoted foreign currency exchange rates.

The embedded derivatives relating to the February 2020 Notes, April 2020 Notes and November 2020 Notes are measured using an option pricing model with Level 2 inputs, with the key ones being the Group’s share price at the end of the reporting period, the risk-free rate of treasury bonds with similar terms to maturity and the volatility of the Group’s share price.

The put and call option liability associated with the non-controlling interests arising from the transactions with Chalhoub and the put and call option associated with the strategic arrangement with Alibaba and Richemont are measured using appropriate option valuation models. This is a Level 2 measurement with the key inputs being the Group’s share price at the end of the reporting period, the risk-free rate and credit spread.

The put and call option liability associated with the non-controlling interests arising from the transactions with Alanui and Palm Angels are measured using appropriate option valuations with Level 3 inputs, with the key one being future forecast information.

There have been no significant changes in the measurement and valuation techniques used to value instruments in existence at December 31, 2020, or transfers between levels of the fair value hierarchy used in measuring the fair value of financial instruments, or changes in the classification of financial assets and liabilities. The embedded derivatives relating to the February 2020 Notes and April 2020 Notes recognized during the period ended December 31, 2020 were valued using the Black Scholes option pricing model and the embedded derivative relating to the November 2020 Notes was valued using the Binomial option pricing model. For both of these models, the key inputs are the Group’s closing share price at December 31, 2021, share price volatility and the risk free rate of US treasury bonds of similar terms to maturity.

Notes to the Consolidated financial statements (continued)

February 2020 Notes assumptions

	2020	2021
Embedded derivative
Closing share price	$63.81	$33.43
Risk free rate	0.36%	1.12%
Expected volatility	36.93%	38.46%
Remaining life (years)	5.00	4.00

February 2020 Notes – sensitivity analysis

Assumption	Increase/(decrease) in profit or loss	Increase/(decrease) in profit or loss
	2020	2021
Share Price increases by $1	$(20,259)	$(3,931)
Risk free rate increases by 1%	(11,366)	(1,516)
Expected volatility increases by 1%	(633)	(228)

April 2020 Notes assumptions

	2020	2021
Embedded derivative
Closing share price	$63.81	$33.43
Risk free rate	0.65%	1.29%
Expected volatility	37.22%	36.68%
Remaining life (years)	6.33	5.33

April 2020 Notes – sensitivity analysis

Assumption	Increase/(decrease) in profit or loss	Increase/(decrease) in profit or loss
	2020	2021
Share Price increases by $1	$(24,215)	$(25,113)
Risk free rate increases by 1%	(20,233)	(13,104)
Expected volatility increases by 1%	(2,296)	(2,898)

November 2020 Notes assumptions

	2020	2021
Embedded derivative
Closing share price	$63.81	$33.43
Risk free rate	0.92%	1.56%
Expected volatility	36.89%	35.97%
Credit spread (basis points)	344.47	350.00

Notes to the Consolidated financial statements (continued)

November 2020 Notes – sensitivity analysis

Assumption	Increase/(decrease) in profit or loss	Increase/(decrease) in profit or loss
	2020	2021
Share Price increases by $1	$(13,673)	$(10,044)
Credit spread increases by 50 basis points	(2,504)	(5,469)
Expected volatility increases by 1%	(5,203)	(2,451)

The Group manages its capital to ensure that entities in the Group will be able to continue as going concerns. At December 31, 2021, the capital structure consisted of equity and debt, and the Group was not subject to any externally imposed capital requirements.

The Group has identified two principal risks, being market risk (foreign exchange) and liquidity risk.

Details of the significant accounting policies and methods adopted (including the criteria for recognition, the basis of measurement and the bases for recognition of income and expenses) for each class of financial asset, financial liability and equity instrument are disclosed in Note 2, Significant accounting policies.

Categories of financial instruments

Financial assets (in thousands)

	Amortized cost	Amortized cost
	2020	2021
Current
Trade receivables	$49,833	$63,046
Other receivables	123,492	179,964
Cash and cash equivalents	1,573,421	1,363,128
Non-current
Other receivables	58,081	31,225
Total	$1,804,827	$1,637,363

	Fair value	Fair value
	2020	2021
Foreign currency derivatives - held at FVTPL	$1,260	$410
Foreign currency derivatives - held as cash flow hedges	28,982	7,600
Derivative financial assets	$30,242	$8,010

	Fair value	Fair value
	2020	2021
Short term investments - held at FVTPL	$-	$99,971
Short term investments	$-	$99,971

Notes to the Consolidated financial statements (continued)

Financial liabilities (in thousands)

	Amortized cost	Amortized cost
	2020	2021
Trade payables	$277,827	$342,938
Other payables	16,642	22,208
Total	$294,469	$365,146

	Fair value	Fair value
	2020	2021
Foreign currency derivatives - held at FVTPL	$238	$35
Foreign currency derivatives - held as cash flow hedges	17,189	21,083
Current derivative financial liabilities	$17,427	$21,118

	Fair value	Fair value
	2020	2021
$250.0 million 5% convertible note embedded derivative - held at FVTPL	$1,060,167	$90,682
$400.0 million 3.75% convertible note embedded derivative - held at FVTPL	1,217,491	492,801
$600.0 million 0.00% convertible note embedded derivative - held at FVTPL	718,562	288,945
Non-current derivative financial liabilities	$2,996,220	$872,428

	Present value	Present value
	2020	2021
Put and call option liabilities - non-current	$348,937	$836,609
Put and call option liabilities - current	-	8,321
Total Put and call option liabilities	$348,937	$844,930

	2020 (1)	2020	2021	2021
	Carrying value	Fair value	Carrying value	Fair value
At December 31
Non-current borrowings	$617,789	$1,058,306	$515,804	$859,132

(1) Refer to Note 2, Significant accounting policies, for detail on the revision of prior year comparatives.

With the exception of the Group’s non-current borrowings, the carrying amount of the Group’s financial assets and financial liabilities approximate their fair value.

The notional amounts of the Group’s outstanding foreign currency derivatives at year end are:

	Notional	Notional
	2020	2021
Foreign currency derivatives	$1,120,038	$1,616,383

The average exchange rate for GBP:USD forward exchange contracts is 1.37 (2020: 1.31), for EUR:USD forward exchange contracts is 1.13 (2020: 1.19), for GBP:USD forward currency call option contracts is n/a (2020: 1.35) and for GBP:USD forward currency put option contracts is n/a (2020: 1.28). As at December 31, 2021, these foreign exchange contracts were in a net liability position.

Financial risk management objectives

The Group’s Corporate Treasury function provides services to the business, co-ordinates access to domestic and international financial markets and monitors and manages the financial risks relating to the operations of the

Notes to the Consolidated financial statements (continued)

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

The Group uses forward currency contracts and foreign exchange option contracts to hedge its foreign currency risks. Where the criteria for hedge accounting are not met, derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value with movements recorded in the Consolidated statement of operations. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. Where all relevant criteria are met, hedge accounting is applied to minimize earnings volatility.

	Fair value through profit or loss
	Asset		Liability
	2020	2021	2020	2021
Forward foreign exchange contracts	$1,260	$410	$238	$35
Total	$1,260	$410	$238	$35

	Cashflow hedges
	Asset		Liability
	2020	2021	2020	2021
Forward foreign exchange contracts	$28,982	$7,600	$17,189	$21,083
Total	$28,982	$7,600	$17,189	$21,083

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

	Less than one year	Less than one year
	2020	2021
Trade and other payables	$294,469	$365,146
Put and call option liabilities	-	8,321
Total current	$294,469	$373,467

Notes to the Consolidated financial statements (continued)

	More than one year	More than one year
	2020 (1)	2021
Put and call option liabilities	$348,937	$836,609
Borrowings	617,789	515,804
Total non-current	$966,726	$1,352,413

(1) Refer to Note 2, Significant accounting policies, for detail on the revision of prior year comparatives.

The following table analyses the Group’s non-derivative financial liabilities and gross and net settled derivative financial instruments into relevant maturity groupings, based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contracted cash flows and may therefore not reconcile to the amounts disclosed in the Consolidated statement of financial position for borrowings and derivative financial instruments.

	Less than twelve months	Between one and three years	Between three and five years	More than five years
At December 31, 2021
Non derivative financial liabilities
Convertible bonds - $250.0 million	$-	$-	$50,000	$-
Convertible bonds - $400.0 million	-	-	-	400,000
Convertible bonds - $600.0 million	-	-	-	600,000
Put and call option liabilities	8,321	188,261	656,640	-
Contingent consideration	8,822	9,064	-	-
Obligations under leases	54,216	73,685	51,124	90,801
Trade and other payables	434,199	-	-	-
Net settled derivatives
Outflow	1,219	-	-	-
Gross settled derivatives
Inflow	(1,570,026)	-	-	-
Outflow	1,590,865	-	-	-

	Less than twelve months	Between one and three years	Between three and five years	More than five years
At December 31, 2020
Non derivative financial liabilities
Convertible bonds - $250.0 million	$12,500	$25,000	$275,000	$-
Convertible bonds - $400.0 million	15,000	30,000	30,000	422,500
Convertible bonds - $600.0 million	-	-	-	600,000
Put and call option liabilities	-	348,937	-	-
Obligations under leases	33,703	61,296	50,800	61,430
Trade and other payables	371,289	-	-	-
Net settled derivatives
Outflow	1,900	-	-	-
Gross settled derivatives
Inflow	(1,375,542)	-	-	-
Outflow	1,366,819	-	-	-

Comparative amounts for gross settled derivatives inflow and outflows were previously disclosed on a net basis and have been represented on a gross basis. Previously these were disclosed as financial assets of $30.2 million and financial liabilities of $15.5 million.

Notes to the Consolidated financial statements (continued)

In the tables above, trade and other payables comprises of trade payables amounting to $342.9 million (2020: $277.8 million), other payables amounting to $22.2 million (2020: $16.6 million) and social security and other taxes of $69.1 million (2020: $76.8 million).

The put and call option liabilities relate to non-controlling interests arising from the transactions with Palm Angels and Chalhoub, as well as the strategic agreement with Alibaba and Richemont. The non-current liabilities are comprised of $150.3 million (2020: $nil) relating to Palm Angels, $188.3 million (2020: $344.4 million) relating to Chalhoub and $498.0 million (2020: $nil) relating to the strategic agreement with Alibaba and Richemont. The liability relating to Chalhoub is expected to mature in 2022 and will be settled in the first quarter of 2023. The latest maturity of the liability relating to Palm Angels is in 2026. The latest maturity of the liability relating to the strategic agreement with Alibaba and Richemont is in 2026. See Note 33, Non-controlling interests for further information relating to the movements in the non-controlling interest.

Credit risk

Credit risk is the risk that financial loss arises from the failure of a consumer to meet its obligations under a contract. Due to the nature of operations the Group does not have significant exposure to credit risk. The trade receivables balance is spread across a large number of different customers. The Group has policies in place to ensure that wholesale sales are made to customers with an appropriate credit history. Sales to retail customers are made in cash or via credit cards. In addition, receivables balances are monitored on an ongoing basis with the result that the Group’s exposure to bad debts is not significant and default rates have been historically low. A customer is deemed to have defaulted when the Group considers that it will not be able to make contractual payments when due.

The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables. The Group applies a loss allowance to trade and other receivables. As at December 31, 2021 all trade and other receivables were considered current being due within thirty days. The expected loss rate the Group applies for trade and other receivables is 1.0% (2020: 1.0%). The expected loss rates are reviewed annually, or when there is a significant change in external factors potentially impacting credit risk, and are updated where management’s expectations of credit losses change.

The expected loss rates are based on the payment profiles of sales up to a period of thirty-six months before December 31, 2021 or January 1, 2021, respectively, and the corresponding historical credit losses experienced within this period which were not significant. The historical loss rates are adjusted to reflect current and forward looking information on macroeconomic factors affecting the ability of the consumers to settle the receivables. In addition, certain individual customers (where there is objective evidence of credit impairment) have been identified as having a significantly elevated credit risk and have been provided for on a specific basis.

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

Interest rate risk

The Group is not subject to significant interest rate risk as currently all of its borrowings are subject to a fixed rate of interest (refer to Note 23, Borrowings for further information).

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

Notes to the Consolidated financial statements (continued)

In line with the Group’s objectives, during the year ended December, 31, 2020, the Group issued the February 2020 Notes, April 2020 Notes and November 2020 Notes for total net proceeds of $1,241.9 million.

At December 31, 2021, the Group holds restricted cash of $2.3 million (2020: $nil million).

The Group is not subject to any externally imposed capital requirements. The capital structure is as follows (in thousands):

	2020 (1)	2021

Total borrowings (1)	$3,805,412	$1,602,741
Less: cash and cash equivalents	(1,573,421)	(1,363,128)
Net debt (1)	2,231,991	239,613
Total (deficit)/equity (1)	(1,658,642)	270,616
Total	$573,349	$510,229

(1) Refer to Note 2, Significant accounting policies, for detail on the revision of prior year comparatives.

The table below reconciles the movements in our financing liabilities during the year:

			Non-cash movements
	As at December 31, 2020 (1)	Cash movement	Early conversion of February 2020 Notes	Foreign exchange movement	Finance costs	Fair value changes & other	As at December 31, 2021
Borrowings - leases	$191,403	$(35,388)	$-	$(8,111)	$9,137	$57,468	$214,509
Non-current borrowings - convertible notes	617,789	(22,949)	(146,673)	-	67,638	-	515,805
Borrowings-related derivative financial instruments	2,996,220	-	(484,956)	1	-	(1,638,837)	872,428
Financing liabilities	$3,805,412	(58,337)	(631,629)	(8,110)	$76,775	(1,581,369)	$1,602,742

			Non-cash movements
	As at December 31, 2019	Cash movement	Bifurcation of embedded derivative	Foreign exchange movement	Finance costs	Fair value changes & other	As at December 31, 2020 (1)
Borrowings - leases	$119,318	$(25,808)	$-	$4,539	$6,757	$86,597	$191,403
Non-current borrowings - convertible notes (1)	-	1,223,042	(641,448)	-	41,851	(5,656)	617,789
Borrowings-related derivative financial instruments	-	-	641,448	-	-	2,354,772	2,996,220
Financing liabilities	$119,318	$1,197,234	$-	$4,539	$48,608	$2,435,713	$3,805,412

(1) Refer to Note 2, Significant accounting policies, for detail on the revision of prior year comparatives.

Mainly as a result of the gains on items held at fair value and remeasurements during the year, the Company’s total equity increased from $(1,658.6) million as at December 31, 2020 (refer to Note 2, Significant accounting policies, for detail on the revision of prior year comparatives) to $270.6 million as at December 31, 2021. The total equity previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2020, was updated as a result of the revision referred to in Note 2.1, Basis of preparation. The gains on items held at fair value and remeasurements during the year is mainly driven by the year end revaluation of the embedded derivatives relating to the convertible senior notes discussed in Note 23, Borrowings. Unless earlier converted, redeemed or repurchased in accordance with their terms, the notes may be settled, at Farfetch’s election and subject

Notes to the Consolidated financial statements (continued)

to certain exceptions and conditions, in Class A ordinary shares of Farfetch, cash, or a combination of cash and Class A ordinary shares of Farfetch.

The main purpose of the Group’s financial instruments is to finance the Group’s operations.

The main risks from the Group’s financial instruments are currency risk and liquidity risk. The Board reviews and approves policies, which have remained substantially unchanged for the year under review, for managing these risks.

Hedge accounting classification and impact

The Group designates certain forward foreign exchange contracts and foreign exchange option contracts as cash flow hedges of forecast foreign currency revenue and costs. During the current year, gains of $9.9 million (2020: losses of $16.4 million) were removed from the cash flow hedge reserve. $nil million  (2020: gain of $0.1 million) was taken to revenue, a loss of $1.4 million (2020: gain of $0.8 million) was taken to cost of revenue and a gain of $13.4 million (2020: a loss of $18.5 million) was taken to selling, general and administration expenses. A loss of $2.1 million (2020: a gain of $1.2 million) was added to inventories in the Consolidated statement of financial position.

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

Under the Group’s hedging policy, the critical terms of the foreign currency derivatives must align with the hedged items. The contracts are denominated in the same currency as the highly probable future sales and purchases, which are expected to occur within a maximum 24-month period, which determines the hedge relationship to be 1:1.

For further information on the Group’s risk management strategy and hedging activities, refer to Item 3D. “Risk Factors”.

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

Put and call option liabilities

There have been no significant changes in the measurement and valuation techniques used to value instruments in existence at December 31, 2020.

The Group records the value of put and call option liabilities at the present value of probability-weighted future cash flows related to certain performance criteria and the fair value of our common stock at each reporting date. Further details of the Group’s put and call option liabilities are detailed below:

Chalhoub

The put and call option relating to Chalhoub is over the 20% shareholding in Farfetch International Limited (“IOM”) that the Company does not already own. The put and call options become exercisable on the earlier of December 31, 2022 and the date the agreement between Chalhoub and the Company is terminated. The options

Notes to the Consolidated financial statements (continued)

expire on the 10th day after they become exercisable. The exercise of the options can be settled in cash or shares at the election of the Company. The estimated value of the put and call option liability related to Chalhoub is based on the present value of probability-weighted future cash flows related to certain performance criteria and the fair value of our common stock at each reporting date. Changes in the value of the put and call option liability subsequent to the acquisition date, such as changes in the probability assessment and the fair value of our common stock, are recognized in earnings in the period when the change in the estimated present value occurs. During the year ended December 31, 2019, we recognized initially put and call option liabilities of $105.6 million. Subsequently we recognized a decrease in the present value of our put and call option liabilities of $43.2 million, in gains on items held at fair value and remeasurements in our consolidated statement of operations, primarily due to a decrease in the fair value of our common stock. During the year ended December 31, 2020, we recognized an increase in the present value of our put and call option liabilities of $288.9 million, primarily due to an increase in the fair value of our common stock. During the year ended December 31, 2021, we recognized a decrease in the present value of our put and call option liabilities of $156.1 million, primarily due to a decrease in the fair value of our common stock.

Assumption	Increase/(decrease) in profit or loss	Increase/(decrease) in profit or loss
	2020	2021
Share Price increases by $1	$(11,196)	$(6,521)
Expected volatility increases by 1%	(1,776)	(826)
Credit spread increases by 50 basis points	3,413	939

Palm Angels

The put and call option relating to Palm Angels is over the 40% shareholding in Palm Angels that the Company does not already own. The options are exercisable on the fifth anniversary of the acquisition date or in the event of a certain bad leaver event. The exercise of the option can be settled in cash or shares at the Company’s election. The estimated value of the put and call option liability related to Palm Angels is based on the present value of expected revenue for Palm Angels in financial year 2025 and probability-weighted future revenue growth for Palm Angels between financial year 2021 and 2025. Changes in the value of the put and call option liability subsequent to the acquisition date, such as changes in the probability assessment and the expected future revenue growth, are recognized in earnings in the period when the change in the estimated present value occurs. During the year ended December 31, 2021, we recognized initially put and call option liabilities of $144.6 million. Subsequently we recognized an increase in the present value of our put and call option liabilities of $11.4 million, in losses on items held at fair value and remeasurements in our consolidated statement of operations, primarily due to an improvement in expected performance against the performance criteria.

Palm Angels – Sensitivity analysis

If expected revenue in financial year 2025 increased by 10%, the value of the put and call option would increase and the related present value remeasurement loss in the consolidated statement of operations would increase by $15.1 million.

Strategic arrangement with Alibaba and Richemont

The put-call option related to the strategic arrangement with Alibaba and Richemont allows the holder to either purchase a further 12.5% of Farfetch China after the third year of operations, and an additional option to potentially convert or require the conversion of the investment in Farfetch China to shares in Farfetch Limited, under specific conditions. Management have concluded that the fair value of the option to purchase a further 12.5% of Farfetch China is $nil as the exercise price is at fair market value as at the date of exercise.

The estimated value of the put and call option liability related to the strategic agreement with Alibaba and Richemont is based on the present value of future cash flows related to the fair value of our common stock at each reporting date. Changes in the value of the put and call option liability subsequent to the acquisition date, such as changes in the fair value of our common stock, are recognized in earnings in the period when the change in the estimated present value occurs. During the year ended December 31, 2021, we recognized initially put and call option liabilities of $744.2 million. Subsequently we recognized a decrease in the present value of our put and call

Notes to the Consolidated financial statements (continued)

option liabilities of $246.1 million, in gains on items held at fair value and remeasurements in our consolidated statement of operations, primarily due to a decrease in the fair value of our common stock.

Strategic arrangement with Alibaba and Richemont – Sensitivity analysis

Assumption	Increase/ (decrease) in profit or loss	Increase/ (decrease) in profit or loss
	2020	2021
Share Price increases by $1	$-	$(14,899)
Risk free rate increases by 1%	-	(468)
Credit spread increases by 50 basis points	-	6,075

Financial instruments sensitivity analysis

In managing currency risk the Group aims to reduce the impact of short term fluctuations on its earnings. At the end of each reporting year, the effects of hypothetical changes in currency are as follows.

Foreign exchange rate sensitivity analysis

The table below (in thousands) shows the Group’s sensitivity to U.S. dollars strengthening/weakening by 10%:

	Increase/ (decrease) in profit or loss	Increase/ (decrease) in profit or loss
	2020	2021
10% appreciation of U.S. dollars	$24,118	$(7,684)
10% depreciation of U.S. dollars	(29,478)	9,392

	Increase/ (decrease) in reserves	Increase/ (decrease) in reserves
	2020	2021
10% appreciation of U.S. dollars	$(133)	$(55,374)
10% depreciation of U.S. dollars	4,920	67,679

This analysis reflects the impact on the Consolidated statement of operations due to financial assets and liabilities held at the balance sheet date and is based on foreign currency exchange rate variances that the Group considers to be reasonably possible at the end of the reporting year. The analysis assumes that all other variables, in particular interest rates, remain constant.

	Increase/ (decrease) in profit or loss	Increase/ (decrease) in profit or loss
	2020	2021
10% appreciation of GBP	$(21,372)	$2,906
10% depreciation of GBP	17,486	(3,552)

	Increase/ (decrease) in reserves	Increase/ (decrease) in reserves
	2020	2021
10% appreciation of GBP	$38,430	$80,726
10% depreciation of GBP	(27,550)	(67,223)

Notes to the Consolidated financial statements (continued)

This analysis reflects the impact on the Consolidated statement of operations due to financial assets and liabilities held at the balance sheet date and is based on foreign currency exchange rate variances that the Group considers to be reasonably possible at the end of the reporting year. The analysis assumes that all other variables, in particular interest rates, remain constant.

	Increase/ (decrease) in profit or loss	Increase/ (decrease) in profit or loss
	2020	2021
10% appreciation of EUR	$(17,234)	$2,987
10% depreciation of EUR	14,101	(1,858)

	Increase/ (decrease) in reserves	Increase/ (decrease) in reserves
	2020	2021
10% appreciation of EUR	$(3,570)	$31,134
10% depreciation of EUR	2,921	(24,887)

This analysis reflects the impact on the Consolidated statement of operations due to financial assets and liabilities held at the balance sheet date and is based on foreign currency exchange rate variances that the Group considers to be reasonably possible at the end of the reporting year. The analysis assumes that all other variables, in particular interest rates, remain constant.

Notes to the Consolidated financial statements (continued)

29.	Employee benefit obligations

Other non-current liabilities consist of the following at December 31 (in thousands):

	2020	2021
Cash-settled awards liability	$24,295	$10,404
Employee severance liability	1,821	2,544
Total non-current liabilities	$26,116	$12,948

The employee severance liability relates to a severance indemnity obligation under Italian law in respect of employees of the Group’s Italian subsidiaries.

Current employee benefit obligations of $8.3 million (2020: $38.3 million) relates to employers tax liability on share based payments (2021: $7.7  million) (2020: $37.3) and cash-settled share based payments due to vest in less than one year from December 31, 2021 ($0.5 million) (2020: $1.0 million).

The Group has four equity settled share option plans (section a) and a cash settled share option plan (section b).

a. Equity-settled

During the year ended December 31, 2021, the Group had four equity-settled share-based payment plans which are described below.

Type of arrangement	EMI approved share option plan	Unapproved share option plan	LTIP 2015 plan	LTIP 2018 plan
Date of first grant	November 1, 2011	July 1, 2011	September 9, 2015	September 20, 2018
Number granted	5,505,600	11,332,835	38,174,980	50,669,762
Contractual life	10 years	10 years	10 years	10 years
Vesting conditions	Varying tranches of options vesting upon defined years of service	Varying tranches of options vesting upon defined years of service	Varying tranches of options vesting upon defined years of service with certain awards having non-market conditions	Varying tranches of options and Restricted Stock Units (RSU) vesting upon defined years of service

Movements on the share options were as follows:

	2019	2020	2021
	Number of options & RSUs	Number of options & RSUs	Number of options & RSUs
Options & RSUs at beginning of year	44,218,814	39,583,858	43,063,713
Options & RSUs granted	13,585,502	19,685,173	13,933,172
Options & RSUs exercised	(7,503,814)	(11,817,074)	(8,677,510)
Options & RSUs forfeited	(10,716,644)	(4,388,244)	(2,011,549)
Options & RSUs at end of year	39,583,858	43,063,713	46,307,826
Options & RSUs exercisable at end of year	10,360,642	11,944,576	18,293,805

Notes to the Consolidated financial statements (continued)

Weighted average exercise prices were as follows:

	2019	2020	2021
Options & RSUs at beginning of year	$6.15	$8.23	$8.00
Options & RSUs granted	$8.94	$5.38	$8.72
Options & RSUs forfeited	$5.70	$7.02	$5.33
Options & RSUs exercised	$1.25	$5.63	$4.37
Options & RSUs at end of year	$8.23	$8.00	$9.01
Options & RSUs exercisable at year end	$6.40	$8.96	$11.43
Weighted average remaining contracted life of options & RSUs outstanding at year end	9.79 years	8.94 years	8.11 years

	2019	2020	2021
	Number of options & RSUs	Number of options & RSUs	Number of options & RSUs
Exercise price of options & RSUs outstanding at year end
$0.00 to $0.08	8,545,400	11,878,888	18,050,469
$0.09 to $0.56	27,340	27,340	27,340
$0.57 to $3.52	629,730	320,944	184,823
$3.53 to $5.73	3,225,120	2,020,354	1,293,101
$5.74 to $7.39	5,873,001	3,385,770	2,386,536
$7.40 to $20.00	17,402,097	21,965,750	19,389,418
$20.01 to $27.09	3,881,170	3,423,111	3,028,881
$27.10 to $40.00	-	41,556	71,784
$40.01 to $67.99	-	-	1,875,474
	39,583,858	43,063,713	46,307,826
Weighted average fair value of options & RSUs granted in year	$15.54	$8.81	$23.33

Weighted average share price at the date of exercise for options exercised during the year ended December 31, 2021 was $43.36 (2020: $34.66, 2019: $22.62).

Inputs in the Black Scholes model for share options granted during the year and prior year were as follows:

	2019	2020	2021
Black Scholes model
Weighted average share price	$21.73	$12.44	$57.40
Weighted average exercise price	$8.94	$5.38	$22.80
Average expected volatility	36%	40%	40%
Expected life	4 years	4 years	4 years
Risk free rate	2.15%	1.05%	0.51%
Expected dividends	$nil	$nil	$nil

Expected volatility was determined with reference to historical volatility of publicly traded peer companies.

The expected life in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioral considerations.

The Group recognized total expenses of $219.9 million, $168.3 million and $170.1 million related to equity-settled share-based payment transactions in 2021, 2020 and 2019, respectively. In 2019, as part of the New Guard’s acquisition, we recorded a $12.1 million liability for equity settled awards.

2021 CEO Performance Based Restricted Stock Unit (“PSU”) Award

Notes to the Consolidated financial statements (continued)

On May 24, 2021, the Board of Directors (the “Board”) of the Company unanimously approved the recommendation of the Compensation Committee of the Board to grant a long-term PSU under the Company’s 2018 Farfetch Employee Equity Plan (the “2018 Plan”) to José Neves, the Company’s Founder, Chief Executive Officer and Chairman of the Board (the “CEO”). The grant is 8,440,000 PSUs, which will only vest, if at all, based on the Company’s achievement of pre-determined increases in the Company’s stock price over an eight-year period, as further described below:

The PSUs are divided into eight tranches that are eligible to vest based on the achievement of stock price hurdles during each performance period, measured based on the average of our closing share price over a ninety-day trailing average (“the Average Closing Price”). Each tranche will be earned and vest if the Average Closing Price exceeds the stock price hurdle on any date within the applicable performance period as follows, subject to the CEO’s continued employment with the Company:

Tranche	Performance Period	Number of PSUs Eligible To be Earned	Stock Price Hurdle
1	1st - 5th anniversary of the grant	5% of Total Number of PSUs	$75
2	1st - 5th anniversary of the grant	5% of Total Number of PSUs	$100
3	2nd - 6th anniversary of the grant	10% of Total Number of PSUs	$125
4	2nd - 6th anniversary of the grant	10% of Total Number of PSUs	$150
5	3rd - 7th anniversary of the grant	10% of Total Number of PSUs	$175
6	3rd - 7th anniversary of the grant	20% of Total Number of PSUs	$200
7	4th - 8th anniversary of the grant	20% of Total Number of PSUs	$225
8	4th - 8th anniversary of the grant	20% of Total Number of PSUs	$250

Share-based compensation under the 2021 CEO PSU Award represents a non-cash expense and is recognized as a selling, general and administrative expense in our Consolidated statement of operations. In each quarter since the grant of the 2021 CEO PSU Award, we have recognized expense, generally on a pro-rata basis, for only the number of tranches that corresponds to the number of share price milestones that have been determined probable of being achieved in the future, in accordance with the following principles.

In order to calculate the equity-settled share based payments expense for this award, on the grant date, a Monte Carlo simulation was used to determine for each tranche (i) a fixed amount of expense for such tranche and (ii) the expected vesting period for each tranche based on the expected time taken to achieve the share price milestone. The grant date fair value of this award amounted to $99.0 million. In the year ended December 31, 2021, we recognized an equity-settled share based payments expense of $15.1 million in selling, general and administrative expense related to the PSU award in our Consolidated statement of operations.

b. Cash-settled

Since 2016, the Group issues to certain employees share appreciation rights (“SARs”) that require the Group to pay the intrinsic value of the SAR to the employee at the date of exercise. The Group has recorded liabilities of $10.5 million in 2021 (2020: $25.3 million) through the grant of 49,000 SARs (2020: 92,000 SARs).

The fair value of the SARs is determined by using the Black Scholes model using the same assumptions noted in the above table for the Group’s equity-settled share-based payments. The fair value of the liability is then reassessed at each reporting date. Included in the 2021 credit of $9.3 million (2020: $28.0 million, 2019: $10.7 million), is a revaluation loss of $1.2 million (2020: loss of $28.0 million). The total intrinsic value at December 31, 2021 was $12.7 million (2020: $36.4 million) of which $9.4 million is fully vested (2020: $17.2 million).

Notes to the Consolidated financial statements (continued)

30.	Share capital and share premium

Ordinary shares issued and fully paid as at December 31, 2021 (in thousands, except number of shares):

Number of shares	Class	Par value $	Share capital	Share premium	Merger reserve	Total
337,923,238	Class A ordinary shares	0.04	$13,517	$1,596,165	$783,529	$2,393,211
42,858,080	Class B ordinary shares	0.04	1,714	45,509	-	47,223
380,781,318			$15,231	$1,641,674	$783,529	$2,440,434

During 2021, 26,571,174 shares were issued. All were fully paid and newly issued Class A ordinary shares. The nominal value of all shares issued is $0.04 each. The total Class A ordinary shares issued in respect of share options that were exercised and RSUs that have vested was 8,328,356.

On May 17, 2021, a total of 3,190,345 Class A ordinary shares were issued on conversion of $39.1 million principal amount of February 2020 Notes.

On August 6, 2021, a total of 7,013,405 Class A ordinary shares were issued on conversion of $85.9 million principal amount of February 2020 Notes.

On October 1, 2021, a total of 6,122,250 Class A ordinary shares were issued on conversion of $75.0 million principal amount of February 2020 Notes.

The total Class A ordinary shares issued in respect of acquisitions made during the year was 1,916,818.

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

Notes to the Consolidated financial statements (continued)

31.	Other Reserves

Other reserves consist of the following (in thousands):

	Warrant reserve	Changes in ownership	Share based payments	Cashflow hedge reserve	Merger relief reserve	Time value reserve	Other	Total other reserves
At January 1, 2019	$747	$(8,666)	$72,796	$436	$2,161	$—	$—	$67,474
Shares issued - acquisition of a subsidiary	-	-	-	-	393,853	-	-	393,853
Movement in cash flow hedge reserve	-	-	-	(3,527)	-	-	-	(3,527)
Loss transferred to the cost of inventory	-	-	-	142	-	-	-	142
Share-based payments - equity-settled	-	-	76,383	-	-	-	-	76,383
Share-based payments - reverse vesting shares(1)	-	-	(62,834)	-	-	-	-	(62,834)
Exercise of warrants	(747)	-	-	-	-	-	-	(747)
Transaction with non-controlling interests	-	-	-	-	-	-	(101,311)	(101,311)
Impairment loss on revaluation of investments	-	-	-	-	-	-	(100)	(100)
Remeasurement loss on legally required severance plan	-	-	-	-	-	-	(58)	(58)
At December 31, 2019	-	(8,666)	86,345	(2,949)	396,014	-	(101,469)	369,275
Movement in cash flow hedge reserve	-	-	-	13,385	-	2,552	-	15,937
Gain transferred to the cost of inventory	-	-	-	(1,213)	-	-	-	(1,213)
Shares issued - acquisition of a subsidiary	-	-	-	-	4,808	-	-	4,808
Remeasurement loss on severance plan	-	-	-	-	-	-	(24)	(24)
Share-based payment - reverse vesting shares	-	-	26,092	-	-	-	-	26,092
Share-based payment - equity-settled	-	-	52,690	-	-	-	-	52,690
At December 31, 2020	-	(8,666)	165,127	9,223	400,822	2,552	(101,493)	467,565
Movement in cash flow hedge reserve	-	-	-	(24,776)	-	(2,552)	-	(27,328)
Loss transferred to the cost of inventory	-	-	-	2,066	-	-	-	2,066
Share-based payment - reverse vesting shares	-	-	(24,486)	-	-	-	-	(24,486)
Share-based payment - equity-settled	-	-	61,282	-	-	-	-	61,282
Non-controlling interest put option	-	-	-	-	-	-	(150,070)	(150,070)
Farfetch China Holdings Limited put call option	-	-	-	-	-	-	(744,163)	(744,163)
Capital contribution from non-controlling interests	-	-	-	-	-	-	488,863	488,863
Acquisition of non-controlling interest	-	-	-	-	-	-	(11,613)	(11,613)
Other	-	-	-	-	-	-	(2,596)	(2,596)
At December 31, 2021	$-	$(8,666)	$201,923	$(13,487)	$400,822	$-	$(521,072)	$59,520

(1) Refer to Note 2, Significant accounting policies, for detail on the revision of prior year comparatives.

The warrant reserve represents the cumulative expense of the shares to be issued where the Group has issued warrants. On exercise, the cumulative warrant expense is reclassified to accumulated losses. During 2019, all the warrants were exercised.

The changes in ownership reserve represents transactions with former non-controlling interests of the Group.

Notes to the Consolidated financial statements (continued)

The share-based payments reserve represents the Group’s cumulative equity-settled share option expense. On exercise, the cumulative share option expense is reclassified to accumulated losses.

The cash flow hedge reserve and time value reserve are used to recognize the effective portion of gains or losses on derivatives that are designated and qualify as cash flow hedges.

The merger relief reserve represents the excess over nominal share capital where there has been share consideration as part of a business combination.

Included in other reserves as at December 31, 2021, the transaction with non-controlling interests represents the initial recognition of the Chalhoub partnership, the non-controlling put option relates to the initial recognition of the gross liability relating to the put and call options entered into as part of the acquisition of Palm Angels for the purchase of the remaining 40 percent that New Guards does not already own and the Farfetch China Holdings Ltd put call option relates to the initial recognition of the gross liability relating to the put and call options entered into as part of the strategic arrangement with Alibaba and Richemont, net of transaction costs.

32.	Group information

Direct Holdings
Legal name of subsidiary	Country of incorporation	% equity interest		Principal activities
		2020	2021
Farfetch Holdings plc (previously Hulk Finco plc)	United Kingdom	100	100	Holding company

Notes to the Consolidated financial statements (continued)

Indirect Holdings
Legal name of subsidiary	Country of incorporation	% equity interest		Principal activities
		2020	2021
Alanui S.r.l.	Italy	53	53	Retail
Allure Systems Corp.	Delaware (USA)	-	100	E-commerce services
Allure Systems Research France S.A.S.	France	-	100	E-commerce services
Ambush (Shanghai) Trading Co., Ltd	People's Republic of China	-	70	Retail
Ambush Inc.	Japan	70	70	Retail
Ambush Italy S.r.l.	Italy	70	70	Retail
APA S.r.l.	Italy	100	100	Retail
Beijing Qizhi Ruisi Information Consulting Co., Ltd	People's Republic of China	81	81	E-commerce services
Browns (South Molton Street) Limited	United Kingdom	100	100	Retail
County S.r.l.	Italy	100	100	Retail
F Concierge France S.A.S.	France	-	100	Retail
F.F.B.R. Importacao e Exportação LTDA*	Brazil	100	100	Import & Export Agent for Farfetch
Fafaqi (Shanghai) Network Technology Development Co., Ltd	People's Republic of China	-	100	E-commerce services
Farfetch (Shanghai) E-Commerce Co. Ltd	People's Republic of China	100	75	E-commerce services
Farfetch Australia Pty Ltd	Australia	100	100	Back office support
Farfetch Brasil China Exportacao Ltda	Brazil	-	75	E-commerce services
Farfetch Canada Limited	Canada	100	100	Retail
Farfetch China (HK Holdings) Limited	Hong Kong	100	75	Holding company
Farfetch China Holdings Ltd	United Kingdom	100	75	Retail
Farfetch China Ltd	United Kingdom	100	75	Retail
Farfetch China US LLC	Delaware (USA)	-	75	E-commerce services
Farfetch Europe Trading B.V.	The Netherlands	100	100	Retail
Farfetch HK Holdings Limited	Hong Kong	100	100	Holding company
Farfetch HK Production Limited	Hong Kong	100	100	E-commerce and marketing
Farfetch India Private Limited****	India	100	100	Back office support
Farfetch International Limited	Isle of Man	80	80	Holding company
Farfetch Italia S.r.l.	Italy	100	100	Back office support
Farfetch Japan Co Ltd	Japan	100	100	E-commerce and marketing
Farfetch Mexico, S.A. de C.V.***	Mexico	100	100	Back office support
Farfetch Middle East FZE	UAE	80	80	Back office support
Farfetch Platform Solutions Limited (previously Farfetch Black & White Limited)	United Kingdom	100	100	E-commerce services

Notes to the Consolidated financial statements (continued)

Farfetch Portugal-Unipessoal LDA	Portugal	100	100	Back office support
Farfetch RU LLC	Russian Federation	100	100	E-commerce services and back office support
Farfetch Store of the Future Limited	United Kingdom	100	100	Dormant company
Farfetch UK FINCO Limited	United Kingdom	100	100	Holding company
Farfetch UK Limited	United Kingdom	100	100	Marketing, providing editorial and merchant services
Farfetch US Holdings, Inc.	Delaware (USA)	100	100	Holding company
Farfetch.com Brasil Serviços LTDA**	Brazil	100	100	E-commerce, marketing and editorial services
Farfetch.com Limited	Isle of Man	100	100	Holding company
Farfetch.com US LLC	California (USA)	100	100	E-commerce and marketing
Fashion Concierge HK Limited	Hong Kong	100	100	E-commerce services
Fashion Concierge Powered By Farfetch LLC	Delaware (USA)	100	100	E-commerce services
Fashion Concierge UK Limited	United Kingdom	100	100	E-commerce services
Heron Preston S.r.l.	Italy	80	80	Retail
Heron Preston Trademark S.r.l.	Italy	51	51	Retail
JBUX Limited	United Kingdom	-	100	Retail
Kicks Lite, LLC	New York (USA)	100	100	E-commerce services
KPG S.r.l.	Italy	75	75	Retail
Laso. Co. Ltd	Japan	100	100	E-commerce and marketing
Luxclusif, Unipessoal Lda.	Portugal	-	100	E-commerce services
Luxi (Shanghai) Trading Co., Ltd	People's Republic of China	-	100	Trading company
Luxis Baltic OÜ	Estonia	-	100	E-commerce services
M.A. Alliance Ltd.	Japan	-	100	E-commerce services
New Guards Group Holding S.p.A.	Italy	100	100	Retail
NGG Beauty S.r.l.	Italy	-	100	Retail
OC Italy S.r.l.	Italy	100	100	Retail
Off White (Shanghai) Trading Co., Ltd	People's Republic of China	-	75	Retail
Off White Operating Holding, Corp.	Delaware (USA)	75	75	Retail
Off White Operating London Limited	United Kingdom	75	75	Retail
Off White Operating Los Angeles, LLC	California (USA)	75	75	Retail
Off White Operating Miami, LLC	Florida (USA)	75	75	Retail
Off-White Operating Milano S.r.l.	Italy	75	75	Retail
Off-White Operating Paris S.a.r.l.	France	75	75	Retail
Off White Operating Soho, LLC	New York (USA)	75	75	Retail
Off White Operating Spain SL	Spain	-	75	Retail
Off-White Operating S.r.l.	Italy	75	75	Retail

Notes to the Consolidated financial statements (continued)

Off-White Operating Switzerland GmbH	Switzerland	-	75	Retail
Off White Operating Vegas, LLC	Nevada (USA)	75	75	Retail
Palm Angels (Shanghai) Trading Co., Ltd	People's Republic of China	-	100	Retail
Palm Angels S.r.l.	Italy	-	60	Retail
SGNY1 LLC	New York (USA)	100	100	E-commerce services
Stadium Enterprises LLC	Delaware (USA)	100	100	E-commerce services
There Was One S.r.l.	Italy	-	100	E-commerce services
Unravel Project S.r.l.	Italy	61	61	Retail
Upteam Corporation Limited	Hong Kong	-	100	Holding company
Venice Holding Corp.	Delaware (USA)	-	100	Holding company
Venice Miami LLC	Florida (USA)	-	100	Retail
Venice Retail Italy S.r.l.	Italy	-	100	Retail
Venice S.r.l.	Italy	69	100	Retail
Venice Vegas LLC	Nevada (USA)	-	100	Retail

33.	Non-controlling interests

The effect of changes in the ownership interest of the Group on the equity attributable to owners of the Company is summarized as follows (in thousands):

	CuriosityChina	Farfetch International Limited (IOM)	New Guards	Farfetch China Holdings Limited	Total
Balance at January 1, 2020	$409	$1,225	$168,592	$-	$170,226
Total comprehensive income/(loss) attributable to non-controlling interests	110	(3,412)	21,182	-	17,880
Acquisition of non-controlling interest	-	-	965	-	965
Dividends paid to non-controlling interests	-	-	(20,515)	-	(20,515)
Balance at December 31, 2020	519	(2,187)	170,224	-	168,556
Total comprehensive (loss)/income attributable to non-controlling interests	(1,657)	(548)	16,220	(12,635)	$1,380
Step acquisition	-	-	2,434	-	2,434
Capital contribution from non-controlling interest	-	-	-	(13,875)	(13,875)
Non-controlling interest arising on purchase of asset	-	-	50,453	-	50,453
Acquisition of non-controlling interest	-	-	(6,901)	-	(6,901)
Dividends paid to non-controlling interests	-	-	(23,016)	-	(23,016)
Other	-	-	2,977	-	2,977
Balance at December 31, 2021	$(1,138)	$(2,735)	$212,391	$(26,510)	$182,008
% of non-controlling interests	19%	20%	23%	22%

The Step acquisition relates to New Guards’ acquisition of Alanui (refer to Note 5, Business combinations for further details).

Notes to the Consolidated financial statements (continued)

On August 1, 2021, Alibaba and Richemont each acquired a 12.5 percent shareholding in Farfetch China Holdings Ltd for total consideration of $500.0 million. The non-controlling interest recognized of $(13.9 million) as a result of this transaction was calculated using the proportionate share of net assets method in line with the requirements of IFRS 10 - Consolidated Financial Statements. Transaction costs of $25.0 million directly attributable to the investments made by Alibaba and Richemont were treated as a deduction from equity in Other reserves.

The non-controlling interest arising on purchase of asset of $50.5 million relates to the acquisition by New Guards on July 20, 2021 of 60 percent of the share capital of Palm Angels.

The acquisition of non-controlling interest of $6.9 million relates to the acquisition by New Guards of the remaining 31 percent of the share capital it did not own in Venice S.r.l.

The New Guards group comprises numerous legal entities with various non-controlling interests throughout the group structure, representing the co-founders of the individual fashion brands. During the year ended December 31, 2021, New Guards had paid dividends of $23.0 million to holders of minority interests. During the year ended December 31, 2020, New Guards paid dividends of $20.5 million to holders of non-controlling interest.

34.	Subsequent Events

On February 1, 2022, the Group completed the acquisition of Violet Grey Inc., a luxury beauty online retailer, for consideration of approximately $44.4 million, subject to customary completion accounts price adjustments, comprised of $43.5 million in cash and $0.9 million in Farfetch shares based on the Farfetch share price at the acquisition date. The share consideration includes service conditions in respect of certain members of the Violet Grey Inc. management team remaining with the Group after the acquisition.

On February 22, 2022, New Guards Group entered into a commercial agreement with Authentic Brands  Group LLC for the distribution rights of Reebok footwear and apparel ranges within certain countries in the European region. As part of the arrangement, the Group is committed to minimum royalty payments of approximately $374 million (€329.9 million) over the 11 year life of the agreement.