Form 20-F
period 2022-12-31
Farfetch Ltd
filed 2023-03-08
CIK 1740915

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report. 351,972,468 Class A ordinary shares and 42,858,080 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Non-IFRS and Other Financial and Operating Metrics

We have included in this Annual Report certain financial measures not based on IFRS, including Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EPS, Adjusted Revenue, Digital Platform Order Contribution, Digital Platform Order Contribution Margin and constant currency information (together, the “Non-IFRS Measures”), as well as operating metrics, including GMV, Digital Platform GMV, Brand Platform GMV, In-Store GMV, Active Consumers and Average Order Value. Refer to Item 5. “Operating and Financial Review and Prospects – Reconciliations of Non-IFRS and Other Financial and Operating Metrics” for additional information on the use of these Non-IFRS Measures and reconciliations to the most directly comparable IFRS measures.

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

“Adjusted EBITDA” means net profit/(loss) after taxes before net finance expense/(income), income tax expense/(benefit) and depreciation and amortization, further adjusted for share-based compensation expense, share of results of associates and items outside the normal scope of our ordinary activities (including other items, within selling, general and administrative expenses, losses/(gains) on items held at fair value and remeasurements through profit and loss, impairment losses on tangible assets, and impairment losses on intangible assets). Adjusted EBITDA provides a basis for comparison of our business operations between current, past and future periods by excluding items that we do not believe are indicative of our core operating performance. Adjusted EBITDA may not be comparable to other similarly titled metrics of other companies.

“Adjusted EBITDA Margin” means Adjusted EBITDA calculated as a percentage of Adjusted Revenue.

“Adjusted EPS” means earnings per share further adjusted for share-based payments, amortization of acquired intangible assets, items outside the normal scope of our ordinary activities (including other items, within selling, general and administrative expenses, losses/(gains) on items held at fair value and remeasurements through profit and loss, impairment losses on tangible assets, and impairment losses on intangible assets) and the related tax effects of these adjustments. Adjusted EPS provides a basis for comparison of our business operations between current, past and future periods by excluding items that we do not believe are indicative of our core operating performance. Adjusted EPS may not be comparable to other similarly titled metrics of other companies.

“Adjusted Revenue” means revenue less Digital Platform Fulfilment Revenue.

“Average Order Value” (“AOV”) means the average value of all orders excluding value added taxes placed on either the Farfetch Marketplace or the Stadium Goods Marketplace, as indicated.

“Brand Platform Gross Profit” means Brand Platform Revenue less the direct cost of goods sold relating to Brand Platform Revenue.

“Brand Platform GMV” and “Brand Platform Revenue” mean revenue relating to the New Guards operations less revenue from New Guards’: (i) owned e-commerce websites, (ii) direct to consumer channel via our Marketplaces and (iii) directly operated stores. Revenue realized from Brand Platform is generally equal to GMV as such sales are not commission based. However, revenue relating to royalties, commission and other fees arising on commercial arrangements may be recognized within Brand Platform Revenue and not Brand Platform GMV.

"Constant currency" means translating current period financial data at the prior year average exchange rates applicable to the local currency in which the transactions are denominated.

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

“Digital Platform Services third-party revenues” represents commissions and other income generated from the provision of services to sellers in their transactions with consumers conducted on our technology platforms, as well as fees for services provided to brands and retailers.

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

"Media solutions revenue" is revenue derived from advertising products and solutions provided to luxury sellers to enable them to leverage our luxury audience and first-party data in pursuing their respective marketing opportunities on the Farfetch Marketplace.

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

Market and Industry Data

We obtained industry, market and competitive position data in this Annual Report from our own internal estimates, surveys and research as well as from publicly available information, industry and general publications and research, surveys and studies conducted by third parties, such as public reports by Bain & Company (“Bain”). Information contained in this Annual Report attributable to Bain is from the “Bain-Altagamma Luxury Goods Worldwide Market Study, Fall 2022” (November 15, 2022).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains statements that constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties, and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “believe,” “may,” “will,” “expect,” “estimate,” “project,” “forecast,” “could,” “should,” “anticipate,” “aim,” “intend,” “plan,” “potential,” “continue,” “is/are likely to,” “might,” “target,” “seek” or the negative of these terms and other similar expressions. All statements contained in this Annual Report other than statements of historical fact, including without limitation, statements about the following are forward-looking statements:

•
Our future financial performance, including our revenue, operating expenses, profitability and our future business and operating results;
•
Our business strategies, plans, objectives and goals;
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

RISK FACTOR SUMMARY

Our business is subject to numerous risks and uncertainties, including those described in Item 3. “Key Information — D. Risk Factors.” You should carefully consider these risks and uncertainties when investing in our Class A ordinary shares. Principal risks and uncertainties affecting our business include the following:

•
General economic factors, pandemics, geopolitical events or other unexpected events may adversely affect our business, financial performance and results of operations.
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
•
If our luxury sellers fail to anticipate, identify and respond quickly to new and changing luxury trends in consumer preferences, our business could be harmed.
•
Our software is highly complex and may contain undetected errors.
•
Our failure or the failure of third parties to protect our or their sites, networks and systems against security breaches, or otherwise to protect our or consumers’ and luxury sellers’ confidential information, could damage our reputation and brand and substantially harm our business and operating results.
•
We may not succeed in promoting and sustaining our brand, which could have an adverse effect on our future growth, reputation, business and sales.
•
Our growth depends in part on the success of our FPS business.
•
Fluctuations in exchange rates may adversely affect our results of operations.
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

•
The growth of our business may adversely impact our ability to successfully utilize our data and impact our sustained growth.
•
We may not be able to manage our growth or cost rationalization initiatives effectively, which may adversely affect our corporate culture.

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
•
Our failure to address the operational, compliance and regulatory risks associated with our payment methods or practices could damage our reputation and brand and may cause our business and results of operations to suffer.
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

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in our Class A ordinary shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information contained in this Annual Report, including our audited Consolidated financial statements and related notes, before deciding to invest in our Class A ordinary shares. Additional risks not presently known to us or that we currently deem immaterial may also impair our business and operations. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. In addition to the effects of the COVID-19 pandemic, current geopolitical unrest and the global disruptions discussed in Item 5. “Operating and Financial Review and Prospects,” and the important factors below, additional or unforeseen effects from the COVID-19 pandemic and the global economic climate may give rise to or amplify many of the risks discussed below. The trading price of our Class A ordinary shares could decline due to any of these risks and you could lose all or part of your investment.

Risks Relating to our Business and Industry

General economic factors, pandemics, geopolitical events or other unexpected events may adversely affect our business, financial performance and results of operations.

Our business, financial performance and results of operations depend significantly on worldwide macroeconomic conditions and their impact on consumer spending. Luxury products are discretionary purchases for consumers. Recessionary economic cycles, higher interest rates, volatile fuel and energy costs, inflation, levels of unemployment, conditions in the residential real estate and mortgage markets, access to credit, consumer debt levels, unsettled financial markets and other economic factors that may affect consumer spending or buying habits could materially and adversely affect demand for our products. In addition, volatility in the financial markets has had and may continue to have a negative impact on consumer spending patterns. A reduction in consumer spending or disposable income may affect us more significantly than companies in other industries and companies with a more diversified product offering. Negative national or global economic conditions may also materially and adversely affect our luxury sellers’ financial performance, liquidity and access to capital. This may affect their ability to maintain their inventories, production levels or product quality and could cause them to raise prices, lower production levels or cease operations.

Economic factors such as rising interest rates, increased commodity prices, shipping costs, fluctuations in foreign exchange rates, inflation, higher costs of labor, insurance and healthcare and changes in interpretations of laws, regulations or tax regulations have impacted our operations and may also increase our cost of sales and our selling, general and administrative expenses and otherwise adversely affect our financial condition and results of operations. Changes in trade policies, increases in tariffs, the imposition of retaliatory tariffs, including those implemented by the United States, China and Europe, and legislation requiring greater oversight of supply chains may have a material adverse effect on global economic conditions and the stability of global financial markets and may reduce international trade. Moreover, government policies or objectives pursued by countries in which we do business could potentially impact the demand for our goods and services in certain countries.

Geopolitical crises, such as terrorist attacks, war and political instability, including, for example, in connection with the conflict between Russia and Ukraine, labor or trade disputes or other unexpected events, could disrupt our operations, internet or mobile networks or the operations of one or more of our third-party service providers. For example, in Russia we have suspended trade since March 2022 following the imposition of international sanctions. Russia accounted for 6% of GMV in the year ended December 31, 2021 and 0% of GMV since we suspended trade. Sanctions on Russia and the wider conflict are expected to continue to significantly impact our operations in the wider CIS region.

The COVID-19 global pandemic has had and may continue to have an adverse effect on our business and results of operations. In 2022 regional COVID-19 restrictions impacted our operations in mainland China. For example, the COVID-19 related preventative measures established by local government authorities in certain Chinese cities in 2022 in relation to overseas parcels had a direct impact on our operations, including order cancellations, returns and a temporary closure of our Shanghai warehouse and closures of certain partners’ stock points in Hong Kong. These measures also impacted consumer sentiment toward cross-border e-commerce in China, which affected our financial results from the region.

The global supply chain has also been impacted by the COVID-19 pandemic, which could interfere with the ability of the luxury sellers who sell items through the Farfetch Marketplace to deliver products to consumers. While much of our business is conducted online, the COVID-19 pandemic has caused and may continue to cause disruptions or delays in our supply chain, fulfilment network and shipments. For example, since the start of the COVID-19 pandemic, demand for carrier capacity has increased which has resulted in increased costs for carrier services and operational difficulties that could decrease the quality of service provided to our consumers, including delays and lost packages.

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

In addition, rising global average temperatures due to the increased concentrations of carbon dioxide and other greenhouse gases in the atmosphere are causing significant changes in weather patterns around the globe and an increase in the frequency and severity of certain natural disasters. If any such event were to impact our facility in Guimarães, Portugal, where the vast majority of our production processes take place, our operations may be disrupted. Changes in weather patterns and the increased frequency, intensity and duration of extreme weather events (e.g., floods, droughts and severe storms) could, among other things, disrupt our logistics operations and our ability to source and distribute products in a timely manner, impact the operation of our New Guards business’ supply chain, disrupt our brick-and-mortar retail operations, increase our product costs and impact the types of fashion products that consumers purchase. As a result, the effects of climate change could have short and long-term impacts on our business and operations.

Purchasers of luxury products may not choose to shop online, which would prevent us from growing our business.

Our success depends, in part, on our ability to attract additional consumers who have historically purchased luxury products through traditional offline retailers rather than online. The online market for luxury products is less developed than the online market for other goods and services such as books, music, travel and other consumer products. If the online market for personal luxury goods does not gain widespread acceptance, our business may suffer. Furthermore, we may have to incur higher and more sustained advertising and promotional expenditures or offer more incentives than we currently anticipate in order to attract additional online consumers and convert them into purchasing consumers. Specific factors that could prevent consumers from purchasing luxury products from us online include:

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
•
if consumers prefer to shop locally and in-person;
•
concerns about the security of online transactions and the privacy of personal data; and
•
usability, functionality and features of the Farfetch Marketplace.

We have seen the increased adoption of online channels by luxury consumers since the onset of the COVID-19 pandemic. However, we cannot guarantee that this trend will continue or accelerate, particularly if traditional brick-and-mortar stores become more attractive to consumers as COVID-19-related restrictions are lifted. Further, if this change in consumer behavior represents a secular trend toward online purchases for luxury products by consumers, we cannot guarantee that we will continue to capitalize on this trend, including through FPS, or that our competitors will not capitalize on this trend more successfully.

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

We cannot assure you that we will generate sufficient revenue to offset the cost of maintaining and growing our platform and business. Our revenue increased from $2,256.6 million for the fiscal year ended December 31, 2021 to $2,316.7 million for the fiscal year ended December 31, 2022. Our revenue growth rate has declined in the past and may decline in the future because of a variety of factors, including increased competition and the maturation of our business. We cannot guarantee that our revenue will continue to grow. You should not consider our historical revenue growth or operating expenses as indicative of our future performance. If our revenue declines or our operating expenses exceed our expectations, our financial performance will be adversely affected.

Additionally, we also expect our costs to increase in future periods. As we undertake initiatives to rationalize our cost base, we are also allocating investment to deliver on strategic initiatives, which could negatively affect our future operating results and ability to achieve and sustain profitability. We expect to continue to expend financial and other resources on acquiring and retaining consumers, our technology infrastructure, research and development, including investments in our research and development team and the development of new features, sales and marketing, international expansion, and general administration, including expenses related to being a public company. These investments may not result in increased revenue or growth in our business. If we are unable to earn revenue at a rate that exceeds the costs associated with our business, we will not be profitable or generate positive cash flow on a sustained basis. If we fail to continue to grow our revenue and overall business, our business, results of operations, financial condition and prospects could be materially adversely affected.

We have experienced losses in the past, and we may experience losses in the future.

We have experienced losses after tax in the past, including without limitation $3,315.6 million and $393.5 million in the years ended December 31, 2020 and 2019, respectively. Our ability to generate and sustain significant additional revenues and maintain after tax profitability will depend on, among other things, our ability to increase our levels of sales and attract consumers cost effectively, and the impact of the factors discussed elsewhere in this “Risk Factors” section, including macroeconomic and geopolitical factors. In addition, our after tax profitability can be significantly impacted by fair value remeasurements on our borrowings and related embedded derivatives recorded for accounting purposes. Refer to Note 20, Borrowings and embedded derivatives, within our Consolidated financial statements included elsewhere in this Annual Report. We may experience significant losses after tax in the future, and we cannot assure you that we will sustain profitability in future periods. In addition, our level of profitability cannot be predicted and may vary significantly from period to period.

Luxury sellers set their own prices for the products they make available on our Marketplaces, which could affect our ability to respond to consumer preferences and trends.

We do not control the pricing strategies of our luxury sellers on our Marketplaces (other than for our Group entities, i.e., Browns, Stadium Goods first-party sales, Violet Grey and the New Guards portfolio of brands when sold direct-to-consumer via our Marketplaces), which could affect our revenue and our ability to effectively compete with other distribution channels used by our luxury sellers, including e-commerce retailers and brick-and-mortar stores. Furthermore, luxury sellers’ pricing on our Marketplaces, including certain region-specific pricing, may adversely affect a consumer’s shopping experience, which may encourage them to shop through other online or offline retailers. In addition, luxury sellers may determine that they can more competitively price their products through other distribution channels and may choose such other channels instead of listing products on our Marketplaces.

The global catalogue and competitive pricing of our partners are key features of the Farfetch Marketplace. However, when brands adopt models that restrict the distribution of goods in certain geographies and/or the ability of their distributors to sell products via marketplaces (including the Farfetch Marketplace) such distribution models may reduce the Farfetch Marketplace catalogue available to consumers in particular geographies. For example, during 2022, a limited number of brands sought to limit their distributors from selling their products on the Farfetch Marketplace, which impacted the supply and pricing of their products on the Marketplace. The adoption by brands of certain distribution models, including “selective distribution” models, may therefore lead to reduced supply and lost sales in key geographies, and could negatively affect our business, results of operation, financial condition and prospects.

Additionally, where permitted by law, luxury sellers often employ different pricing strategies based on the geographical location of consumers, which is accomplished online through blocking a consumer’s ability to access certain websites based on geography. EU legislation, which took effect in December 2018, prohibits such “geo-blocking” in the European Economic Area (“EEA”), which could cause brands to change their distribution strategies, including with respect to the Farfetch Marketplace. In addition, the EU Platform-to-Business Regulation (Regulation (EU) 2019/1150) on promoting fairness and transparency for business users of online intermediation services entered into force on July 12, 2020. This regulation introduced a number of new obligations on marketplaces, including disclosing the main parameters they use to rank goods and services on their sites, any advantage they may give to their own products over others, access that marketplace users may have to data generated through their use of the service and dispute remedies. These rules could adversely affect our business, results of operations, financial condition and prospects.

The luxury fashion industry can be volatile and difficult to predict.

As a global platform for luxury fashion, we are subject to variable industry conditions. Consumer demand can quickly change depending on many factors, including the behavior of both online and brick-and-mortar competitors, promotional activities of competitors, rapidly changing tastes and preferences, frequent introductions of new and innovative products and services, advances in technology and the internet, macroeconomic conditions impacting discretionary spending, especially in light of the COVID-19 pandemic, fluctuations in foreign exchange rates, the conflict between Russia and Ukraine, rising interest rates and geopolitical factors, many of which are beyond our control. In the year ended December 31, 2022, for example, we saw consumers on balance shift purchases toward items in lower price point categories. Average Order Value decreased 6.3% for the year ended December 31, 2022, as compared to the year ended December 31, 2021.

As another example, over the last few years the industry experienced a trend toward promotional activity. While we believe promotional activity by luxury retailers may decrease in 2023 as brands continue to become more disciplined and increasingly move towards an e-concession model, macroeconomic factors that impact retailers’ buying and consumers’ purchasing decisions may delay such a shift as omni-channel retailers seek to optimize their inventory positions.

Promotional activity can have a material adverse effect on our results of operations, in particular on our gross margins and order contribution metrics, our prospects and our relationships with our luxury sellers. Alternatively, if we do not engage in promotional activity, in particular if we do not match competitors’ promotional activity, which is the approach we took in 2022, it may adversely impact consumer demand across our platform, which in turn may impact our overall market share capture and have a material adverse impact on our business, results of operations and prospects. We also may decide not to incentivize promotional activity by our retailers by not funding, by reducing our funding for, or by requiring our luxury sellers to fund in whole or part, promotional events on the Farfetch Marketplace, which could adversely impact our relationships with our luxury sellers. When the luxury retail market experiences increased promotional activity, we may not be successful in responding in a manner that does not also adversely impact our results of operations.

Changes in consumer demand or tastes may also impact our ability to deliver expected margins on inventory within our first-party and first-party original businesses. As a result of this constantly changing environment, our future business strategies, practices and results may not meet expectations or respond quickly enough to consumer demand and we may face operational difficulties in adjusting to any changes in consumer demand. Any of these developments could harm our business, results of operations, financial condition and prospects.

We rely on a limited number of luxury sellers for the supply of products that we make available to consumers on the Farfetch Marketplace.

We rely on a limited number of luxury sellers for the supply of products available on the Farfetch Marketplace. In the year ended December 31, 2022, 12.5% of our Marketplace GMV was from our top ten multi-brand boutiques, excluding Browns, and 12.2% of our Marketplace GMV was from our top ten brand partners, excluding brands in the New Guards portfolio. We cannot guarantee that these luxury sellers will always choose to use the Farfetch Marketplace to sell their products. We have in the past been, and may in the future be, unsuccessful in our efforts to retain certain top brand partners. We also typically enter into one-year contracts with our luxury sellers, and there is no guarantee our luxury sellers will renew these contracts upon expiration, which currently automatically renew every year unless either party serves ninety days’ notice of termination for partners operating under our standard template. Other than Browns, Stadium Goods, Violet Grey and the brands in the New Guards portfolio, we cannot control whether a luxury seller chooses to make any of its supply available on the Farfetch Marketplace, and brands may not appreciate our value proposition. Further, other entities may, on their own, take actions that adversely affect our business such as creating their own marketplace that could directly compete with us. In addition, our luxury sellers may choose to increase supply and range of supply available on our competitors’ sites instead of ours. Our business also may be adversely affected if our access to products is limited or delayed because of a deterioration in our relationships with one or more of our luxury sellers, delays in deliveries of merchandise, including due to production slowdowns or other distribution disruptions, changes to their supply cycles, reductions in new seasonal products, or if they choose to not sell their products with us for any other reason. Supply chain disruptions resulting from the COVID-19 pandemic and the United Kingdom’s withdrawal from the European Union, for example, also negatively affected our luxury sellers in the past and if such delays were to re-appear, including as a result of macroeconomic or geopolitical events, they could have an adverse effect on our results of operations. Moreover, if we fail to successfully retain current, as well as acquire new, luxury sellers on our platform, our business, results of operations, financial condition and prospects could be materially adversely affected.

Our efforts to acquire or retain consumers may not be successful, which could prevent us from maintaining or increasing our sales.

If we do not promote and sustain our brand and platform through marketing and other tools, we may fail to build and maintain the critical mass of consumers required to increase our sales. Promoting and positioning our brand and platform, as well as the Browns, Stadium Goods and Violet Grey brands and the New Guards portfolio of brands, will depend largely on the success of our marketing efforts (including how we allocate resources among brand and direct marketing), our ability to understand and attract consumers cost effectively and our ability to consistently provide a high-quality product and user experience. In order to acquire and retain consumers, we have incurred and will continue to incur substantial expenses related to advertising and other marketing efforts, including investments in our ACCESS loyalty program. To the extent we are successful in retaining our existing customers, they may choose to purchase products with lower AOVs. Similarly, to the extent we are successful in acquiring new consumers, they may not be our most valuable consumers. We also may not be able to predict the behavior of new consumers as well as we do for existing consumers. We may use promotions to drive sales, which may not be effective and may adversely affect our gross margins. Our investments in marketing may not effectively reach potential consumers and the spend of consumers that purchase from us may not yield the intended return on investment. Our ability to measure the effectiveness of our brand marketing remains relatively limited. Updates implemented by Apple in relation to the Identifier for Advertisers (“IDFA”) have adversely impacted our ability to target and measure the effectiveness of our new and existing consumer and retention marketing; and similar privacy measures by search engine and other companies could impact our ability to do so in the future. For example, in February 2022, Google announced plans to adopt new privacy restrictions to curtail tracking across apps on Android smartphones. In addition, the United States or other governments may take administrative, legislative, or regulatory action that could interfere with certain marketing efforts in particular jurisdictions. A failure of our marketing activities could also adversely affect our ability to attract new and maintain existing relationships with our consumers and our luxury sellers, which may have a material adverse effect on our business, results of operations, financial condition and prospects.

If our luxury sellers fail to anticipate, identify and respond quickly to new and changing luxury trends in consumer preferences, our business could be harmed.

The luxury apparel, footwear and accessories available on our Marketplaces are subject to rapidly changing luxury trends and constantly evolving consumer tastes and demands. Our success is dependent on the ability of our luxury sellers, including Browns, Stadium Goods, Violet Grey and the New Guards portfolio of brands, to anticipate, identify and respond to the latest luxury trends and consumer demands and to translate such trends and demands into product offerings in a timely manner. The failure of our luxury sellers to anticipate, identify or react swiftly and appropriately to new and changing styles, trends or desired consumer preferences, to accurately anticipate and forecast demand for certain product offerings or to provide relevant and timely product offerings to list on our Marketplaces may lead to lower demand for merchandise on our Marketplaces, which could cause, among other things, declines in GMV sold through our Marketplaces. If our FPS clients or our luxury sellers, including Browns, Stadium Goods, Violet Grey and the New Guards portfolio of brands are not able to accurately anticipate, identify, forecast, analyze or respond to changing luxury trends and consumer preferences, we may lose consumers and market share, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

In addition, New Guards’ success depends in large part on the brands in its portfolio being able to originate and define luxury product trends, as well as to anticipate, gauge, and react to changing consumer demands in a timely manner. Their products must appeal to consumers worldwide whose preferences cannot be predicted with certainty and are subject to rapid change and influenced by luxury trends and current economic conditions, among other factors. This challenge is further compounded by the increasing use of digital and social media by consumers and the speed by which information and opinions are shared across the globe. We cannot assure that the brands in New Guards’ current or future portfolio will be able to continue to develop appealing styles or successfully meet constantly changing consumer demands in the future. In addition, we cannot assure that any new products or brands that we introduce will be successfully received by consumers. In particular, the majority of New Guards’ existing brands, including its largest brands, Off-White and Palm Angels, are currently focused on luxury streetwear and should consumer preferences for streetwear decline that could have a significant impact on our business. Failures of brands in the New Guards portfolio to anticipate, identify, and respond effectively to changing consumer demands and trends could adversely affect retail and consumer acceptance of their products and leave us with a substantial amount of unsold inventory or missed opportunities. Conversely, if we underestimate consumer demand for these brands’ products or if manufacturers fail to supply quality products in a timely manner, we may experience inventory shortages. Any of these outcomes could have a material adverse effect on our business, results of operations and financial condition.

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

Our failure or the failure of third parties to protect our or their sites, networks and systems against security breaches, or otherwise to protect our or consumers’ and luxury sellers’ confidential information, could damage our reputation and brand and substantially harm our business and operating results.

We collect, maintain, transmit and store data about our consumers, luxury sellers and others, including credit card information (and other payment information) and other personal information, as well as other confidential and proprietary information about our business plans and activities.

We also engage third-parties that store, process and transmit these types of information on our behalf. We rely on encryption and authentication technology licensed from third parties in an effort to securely transmit confidential and sensitive information, including credit card numbers. Advances in computer capabilities, new technological discoveries or other developments may result in the whole or partial failure of this technology to protect transaction data or other confidential and sensitive information from being breached or compromised. In addition, e-commerce websites are often attacked through compromised credentials, including those obtained through phishing and credential stuffing. Our security measures, and those of our third-party service providers, may not detect or prevent all attempts to breach our or their systems, denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, ransomware attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in or transmitted by our or their websites, networks and systems or that we or such third parties otherwise maintain, including payment card systems, which may subject us to fines or higher transaction fees or limit or terminate our access to certain payment methods. We and such third parties may not anticipate or prevent all types of attacks until after they have already been launched. We may not be able to adjust our security measures fast enough to keep pace with the evolving nature of cybersecurity risks, which could negatively impact our operations. Techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our third-party service providers. In addition, security breaches can also occur as a result of non-technical issues, including intentional or inadvertent breaches by our employees or by third parties. These risks may increase over time as we grow our business, including as a result of acquisitions, and as the complexity and number of technical systems and applications we use increases.

Breaches of our security measures or those of our third-party service providers or cyber security incidents could result in unauthorized access to our sites, networks and systems; unauthorized access to and misappropriation of consumer information, including consumers’ personal data, or other confidential or proprietary information; viruses, worms, spyware or other malware being served from our sites, networks or systems; deletion or modification of content or the display of unauthorized content on our sites; interruption, disruption or malfunction of operations; costs relating to breach remediation, deployment of additional personnel and protection technologies; governmental investigations and media inquiries and coverage; engagement of third-party experts and consultants; litigation, regulatory action and other potential liabilities. In the past, we have been the target of social engineering, phishing, malware and similar attacks and threats of denial-of-service attacks; and further attacks of this type in the future could have a material adverse effect on our operations. If any of these breaches of security should occur, our reputation and brand could be damaged, our business may suffer, we could be required to expend significant capital and other resources to alleviate problems caused by such breaches, and we could be exposed to a risk of loss, litigation or regulatory action and possible liability. In addition, with a subset of our employees, and employees of our third-party service providers, working from home as a result of flexible work policies, our data and information technology infrastructure is subject to greater exposure than in an office environment, which carries an increased risk that our security measures or those of our third-party service providers could be compromised. We cannot guarantee that recovery protocols and backup systems will be sufficient to prevent data loss. Actual or anticipated attacks may cause us to incur costs, including costs to deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants. In addition, any party who is able to illicitly obtain a consumer’s password could access the consumer’s transaction data or personal data, resulting in the perception that our systems are insecure.

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

We may not succeed in promoting and sustaining our brand, which could have an adverse effect on our future growth, reputation, business and sales.

A critical component of our future growth is our ability to promote and sustain our brand, which we believe can be achieved by providing a high-quality user experience. An important element of our brand promotion strategy is establishing a relationship of trust with our consumers. In order to provide a high-quality user experience, we have invested and intend to continue to invest substantial amounts of resources in the development and functionality of our platform, website, technology infrastructure, fulfilment and customer service operations. Our ability to provide a high-quality user experience is also highly dependent on external factors over which we may have little or no control, including, without limitation, the reliability and environmental, social, governance, operational, and commercial performance of our luxury sellers, suppliers, third-party warehousing providers and third-party carriers. If our consumers are dissatisfied with the quality of the products sold on our platform or the customer service they receive and their overall customer experience, or if we or our service providers cannot deliver products to our consumers in a timely manner or at all, or if our consumers are dissatisfied with the environmental, social or governance performance of our luxury sellers, suppliers, third-party warehousing providers and third-party carriers, our consumers may stop purchasing products from us. In addition, failures by any of New Guards’ brands to provide consumers with high-quality products and high-quality customer experiences for any reason (including environmental, social and governance ("ESG") reasons) could substantially harm the reputation of that brand and the New Guards portfolio of brands more generally, which could have a material adverse effect on its business, results of operations, financial condition and prospects. We also rely on third parties for information, including product characteristics and availability shown on the Farfetch Marketplace, that may be inaccurate.

Our failure to provide our consumers with high-quality products and high-quality user experiences for any reason (including ESG reasons) could substantially harm our reputation and adversely impact our efforts to develop Farfetch as a trusted brand, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

Our growth depends in part on the success of our FPS business.

We anticipate that our FPS business, our modular business-to-business e-commerce solution for brands and retailers, will represent a significant driver of our future growth. FPS builds and operates modular e-commerce and technology solutions for luxury brands and retailers, utilizing the proprietary Farfetch platform; and offers luxury sellers ancillary services, including digital marketing, production, and customer service. The growth of our FPS business is dependent on our ability to sign new clients and sell additional or new modules to our existing clients. The success of FPS is also dependent on our ability to meet the launch deadlines agreed with our FPS partners and the ongoing requirements included in agreements with our FPS partners. Our ability to successfully meet deadlines and execute on our contractual commitments may be impacted by risks or uncertainties associated with our FPS partners that are out of our control, including: if our FPS partners change the features of their offerings in a manner that is adverse to us; the ability of our FPS partners to successfully integrate our modular enterprise offering into their ecosystem; if our FPS partners do not perform as expected under our agreements or under their agreements with their merchants; if we have disagreements or disputes with such providers; or if our FPS partners decide to not continue their agreements with us at the end of their term or choose to enter into agreements with our competitors instead, any of which could negatively impact our growth and results of operations. In addition, if we fail to integrate our modular enterprise solution with new offerings that our third-party partners want or need, our FPS business could be adversely affected.

Fluctuations in exchange rates may adversely affect our results of operations.

Our financial information is presented in U.S. dollars, which differs from the underlying functional currencies of certain of our subsidiaries (including New Guards whose functional currency is the euro), exposing us to foreign exchange translation risk on consolidation. This risk is currently not hedged and therefore our results of operations have in the past, and will in the future, fluctuate due to movements in exchange rates when currencies are translated into U.S. dollars. For example, these fluctuations are reflected in our reported Group revenue growth; for the year ended December 31, 2022 our reported Group revenue growth was 2.7% year-over-year, while on a constant currency basis reported Group revenue growth would have been 11.9% year-over year. In addition, macroeconomic factors, including geopolitical uncertainty could lead to increased volatility in the currency markets, which would exacerbate such fluctuations. At a subsidiary level we are exposed to transactional foreign exchange risk because we earn revenues and incur expenses in a number of different foreign currencies relative to the relevant subsidiary’s functional currency, mainly the pound sterling and the euro. Movements in exchange rates therefore impact our subsidiaries and thus, our consolidated results and cash flows. We hedge a portion of our core transactional exposures using forward foreign exchange contracts and foreign exchange option contracts; however, we are exposed to fluctuations in exchange rates on the unhedged portion of the exposures that could harm our business, results of operations, financial condition and prospects. In addition, as our operational and financial forecasts drive our hedging program, should our results of operations differ materially from those forecasts, our hedging program may not be sufficient to adequately mitigate the exposure to currency risk across a given period.

We rely on information technologies and systems to operate our business and maintain our competitiveness, and any failure to invest in and adapt to technological developments and industry trends could harm our business.

We depend on the use of sophisticated information technologies and systems, including technology and systems used for websites and apps, data analytics, customer service, supplier connectivity, communications, fraud detection, enterprise resource planning, inventory management, warehouse management and administration. As our operations grow in size, scope and complexity, we will need to continuously improve and upgrade our systems and infrastructure to offer an increasing number of consumer-enhanced services, features and functionalities, while maintaining and improving the reliability and integrity of our systems and infrastructure. In addition, with a subset of our employees continuing to work from home as a result of the flexible work policies, our information technologies and systems may become strained.

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

Our brand, reputation and ability to attract and retain consumers depend upon the reliable performance of our network infrastructure and content delivery processes. We have experienced interruptions in these systems in the past, including server failures that temporarily slowed down or interfered with the performance of our websites and apps, or particular features of our websites and apps, and we may experience interruptions in the future, including in light of the COVID-19 pandemic. For example, in 2022 there were a total of fourteen interruptions and outages on our website that ranged in time from one to approximately ninety-nine minutes, resulting in platform availability of 99.96%, in which our customers experienced difficulties involving, among others, the inability to use our payment systems, the unavailability of thousands of products and our product catalogue and the inability to complete their checkout process. Interruptions in these systems, whether due to system failures, human input errors, computer viruses or physical or electronic break-ins and denial-of-service attacks on us, third-party vendors or communications infrastructure, could affect the availability of our services on our platform and prevent or inhibit the ability of consumers to access our websites and apps or complete purchases on our websites and apps. Volume of traffic and activity on our Marketplaces and our FPS clients’ sites spikes on certain days, such as during a “Black Friday” promotion, and any interruption would be particularly problematic if it were to occur at such a high-volume time. Problems with the reliability of our systems could prevent us from earning revenue or commissions and could harm our reputation. Damage to our reputation, any resulting loss of consumer, retailer or brand confidence and the cost of remedying such problems could negatively affect our business, results of operations, financial condition and prospects.

Substantially all of the communications, network and computer hardware used to operate our website are strategically located, for convenience and regulatory reasons, at facilities in Portugal, Netherlands, China, the United States, Ireland and Brazil. Our ability to maintain communications, network, and computer hardware in these countries is, or may in the future be, subject to regulatory review and licensing, and the failure to obtain any required licenses could negatively affect our business. We either lease or own our servers and have service agreements with data center providers. Our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, terrorist attacks, acts of war, electronic and physical break-ins, computer viruses, earthquakes and similar events. The occurrence of any of the foregoing events could result in damage to our systems and hardware or could cause them to fail completely, and our insurance may not cover such events or may be insufficient to compensate us for losses that may occur. Our systems are not completely redundant, so a system failure at one site could result in reduced platform functionality for our consumers, and a total failure of our systems could cause our websites or apps to be inaccessible by some or all of our consumers.

We depend on third parties to provide services in support of our website and fulfillment operations technology, and any failure on their part could lead to a disruption of our business. Problems faced by our third-party service providers with the telecommunications network providers with whom they contract or with the systems by which they allocate capacity among their users, including us, could adversely affect the experience of our consumers. Our third-party service providers could decide to close their facilities without adequate notice, including in response to government-mandated restrictions or for health and safety reasons. Any financial difficulties, such as bankruptcy or reorganization, faced by our third-party service providers or any of the service providers with whom they contract, may have negative effects on our business, the nature and extent of which are difficult to predict. If our third-party service providers are unable to keep up with our needs for capacity, particularly in light of increased usage during the COVID-19 pandemic, it could have an adverse effect on our business. Any errors, defects, disruptions or other performance problems with our services could harm our reputation and may have a material adverse effect on our business, results of operations, financial condition and prospects.

The growth of our business may adversely impact our ability to successfully utilize our data and impact our sustained growth.

We employ a comprehensive approach to data analytics and data-led insights that helps guide our business strategy and operations. We utilize data collected through our digital platform, brand platform and in-store operations, including consumer data, to inform our approach to marketing, consumer targeting and expanding our reach. For example, we apply data science and machine learning technologies to facilitate the personalization of the consumer experience, use data insights to drive consumer acquisition, leverage data in support of our Luxury New Retail strategy (including in relation to FPS and connected retail) and our Farfetch Media Solutions business, and use proprietary data logistic insights in our fulfillment services. However, the growth of our business may negatively impact data design, organization and accessibility across our operations. If we are unable to adequately utilize our data in support of our operations due to growth-driven fragmentation or technical limitations, our ability to attract new consumers to our Marketplaces, retain existing consumers, and continue the advancement of online and offline integrations could be impaired. We will also need to adapt our approach to the design, organization and accessibility of data across our business to keep pace with our growth and technological developments and regulatory requirements. Any failure by us to adequately integrate such advancements in our approach to data management could harm our ability to leverage data, including consumer data, collected through our technology and our systems, which could have a negative effect on our business.

We may not be able to manage our growth or cost rationalization initiatives effectively, which may adversely affect our corporate culture.

Over the past several years we have expanded our operations, including through the New Guards acquisition, Stadium Goods acquisition and our strategic partnership with Alibaba and Richemont; and may expand further as we pursue our growth strategies. Such expansion increases our complexity and places a significant burden on our management, operations, technical systems, financial resources and internal control over financial reporting functions. Our current and planned personnel, systems, procedures and controls may not be adequate to support and effectively manage our future operations. We continue to transition our business, financial systems and operating model to a scale and organization that reflects the size, scope and complexity of our operations, and the process of migrating our legacy systems could disrupt our ways of working and ability to timely and accurately process information, which could adversely affect our results of operations and cause harm to our reputation.

In 2022, we launched a number of cost rationalization initiatives for the purpose of optimizing our cost base. These initiatives have focused on fundamentally restructuring our fixed cost base, re-allocating headcount to deliver on strategic projects such as our partnerships with Reebok, Neiman Marcus Group and Ferragamo, and reducing headcount in other areas. Our cost rationalization initiatives are subject to known and unknown risks and uncertainties, including whether we have targeted the appropriate areas and at the appropriate scale, and whether, if required in the future, we will be able to target any additional areas for cost savings. Implementation of our cost rationalization initiatives may be disruptive to our business, the expected costs and charges may be greater than we have forecasted, and the estimated cost savings may be lower than we have forecasted. As such, the actions we are taking and that we may decide to take in the future may not be successful in yielding our intended results.

In addition, certain aspects of our cost rationalization initiatives, such as severance costs in connection with reducing headcount in certain areas of our business, could negatively impact our cash flows. Our initiatives could result in personnel attrition beyond our planned reduction in headcount or reduced employee morale, which could in turn adversely impact productivity, including through a loss of continuity, loss of accumulated knowledge and/or inefficiency during transitional periods, or impact our ability to attract highly skilled employees. Unfavorable publicity about us or any of our cost rationalization initiatives could result in reputational harm and could diminish confidence in, and the use of, our products and services. As a result, we may not be able to manage our cost rationalization effectively.

Our culture is important to us, and we believe it has been a major competitive advantage and contributor to our success. We may have challenges maintaining our culture or adapting it sufficiently to meet the needs of our future operations. This is heightened as we adapt to longer-term hybrid ways of working across all of our global offices. In addition, our ability to maintain our culture as a public company, and in a remote environment, with the attendant changes in policies, practices, corporate governance and management requirements may be challenging. Failure to maintain our culture could have a material adverse effect on our business, results of operations, financial condition and prospects.

We face significant competition in the global retail industry and may be unsuccessful in competing against current and future competitors.

The global retail industry is intensely competitive. Online retail is rapidly evolving and is subject to changing technology, shifting consumer preferences and tastes, increased convergence with offline retail and frequent introductions of new products and services. We face competition from technology enablement companies, marketplaces, platforms, luxury sellers and enterprise solutions providers. Technology enablement companies are those that enable commerce, such as Shopify or Square, and white-label service providers that offer end-to-end solutions. Luxury sellers are typically either larger more established companies, such as luxury department stores, luxury brand stores or online retailers, or multichannel players that are luxury brand or independent retailers operating brick-and-mortar and/or online stores (most notably those with an online presence), and these luxury sellers may have longer operating histories, greater brand recognition, existing consumer and supplier relationships and significantly greater financial, marketing and other resources. Additionally, larger competitors seeking to establish an online presence in luxury fashion may be able to devote substantially more resources to website systems development and exert greater leverage over the supply chain for luxury products than we can. For example, in 2020 Amazon.com, Inc. launched “Amazon Luxury Stores.” Larger competitors may also be better capitalized to opportunistically acquire, invest in or partner with other domestic and international businesses. Such opportunistic acquisitions and investments may accelerate in an economic downturn. We believe that companies with a combination of technical expertise, brand recognition, financial resources and e-commerce experience also pose a significant threat of developing competing luxury fashion distribution technologies. In particular, if known incumbents in the e-commerce space choose to offer competing services, they may devote greater resources than we have available, have a more accelerated timeframe for deployment and leverage their existing user base and proprietary technologies to provide services or a user experience that our consumers may view as superior. We also compete with regionally focused luxury e-commerce companies who may have a competitive advantage because of their greater understanding of, and focus on, the local customer, as well as their established local brands.

The trend toward the online adoption of e-commerce platforms by consumers, including in the luxury sector, could increase competition as retailers and brands that have not typically participated in e-commerce may establish an online presence. For example, we have recently seen a number of luxury players shift, or announce plans to shift, from a wholesale model to a hybrid wholesale and marketplace model; and have seen brands increasingly focus on prioritizing their own online channels. This may create new competitors or increase pressure from our existing competitors.

Online retail companies and marketplaces, including emerging startups, and other new entrants, may be able to innovate and provide products and services faster than we can, and they may be willing to price their products and services more aggressively in order to gain market share. Additionally, competitors may rely on markdowns or promotional sales to dispose of excess inventory, which could put pressure on us to follow suit, which could have an adverse effect on our gross margins and results of operations. As luxury products are often discretionary purchases for consumers, a reduction in consumer spending or disposable income or an increase in cost of living resulting from an inflationary environment may affect us more significantly than competitors with a more diversified product offering.

We also may choose to expand into additional categories, as we have in the past, which may not be successful. For example, our Farfetch Media Solutions business, which provides luxury sellers advertising products and solutions to drive awareness and engagement, is a growing business and may not be able to compete successfully as it increases its scale due to a number of factors including global macroeconomic conditions. If our competitors are more successful in offering compelling products or categories or in attracting and retaining consumers than we are, our revenue and growth rates could decline. If we are unable to compete successfully, or if competing successfully requires us to expend significant resources in response to our competitors’ actions, our business, results of operations, financial condition and prospects could be materially adversely affected.

We are subject to governmental regulation and other legal obligations related to privacy, data protection and information security. If we are unable to comply with these, we may be subject to governmental enforcement actions, litigation, fines and penalties or adverse publicity.

We collect personal data and other data from our consumers and prospective consumers for a number of purposes. We use this information to provide services and relevant products to our consumers, to support, expand and improve our business, and to tailor our marketing and advertising efforts. We store, handle, and process personal data on our own information systems, as well as through arrangements with third parties and service providers. As a result, we are subject to governmental regulation and other legal obligations related to the protection of personal data, privacy and information security in certain countries where we do business and there has been, and will continue to be, a significant increase globally in such laws that govern, restrict or affect the collection, storage, sharing or use of data collected from or about individuals and their devices. Existing and future laws and regulations, or the inconsistent enforcement of such laws and regulations, including with regard to data localization requirements, could impede the growth of e-commerce or online marketplaces and negatively impact our business and operations. Moreover, any noncompliance with privacy, data protection or information security laws could result in proceedings against us by one or more data protection authorities, other public authorities, third parties, or individuals.

In Europe, where we have significant business operations, we are subject to the EU General Data Protection Regulation 2016/679 and applicable national supplementing laws (collectively, the “EU GDPR”) and the UK General Data Protection Regulation and Data Protection Act 2018 (collectively, the “UK GDPR”) (the EU GDPR and UK GDPR together referred to as the “GDPR”). The GDPR imposes comprehensive data privacy compliance obligations in relation to our collection, processing, sharing, disclosure and other use of data relating to an identifiable living individual, including a principle of accountability and the obligation to demonstrate compliance through policies, procedures, training and audit. We are also subject to onerous restrictions and evolving regulatory guidance on cross-border transfers of such data. Failure to comply with the GDPR could result in penalties for noncompliance. Since we are subject to the supervision of relevant data protection authorities under both the EU GDPR and the UK GDPR, we could be fined under each of those regimes independently in respect of the same breach. Penalties for certain breaches are up to the greater of €20 million / £17.5 million or 4% of our global annual turnover. In addition to fines, a breach of the GDPR may result in regulatory investigations, reputational damage, orders to cease or change our data processing activities, enforcement notices, assessment notices (for a compulsory audit) or civil claims (including class actions). We are subject to other laws around the world, including the Brazil General Data Protection Law and the UAE Data Protection Law, with substantially similar requirements to the GDPR and similar penalties for noncompliance.

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

In recent years, U.S. and EU lawmakers and regulators have expressed concern over the use of third-party cookies and similar technologies for online behavioral advertising, and laws and regulations in this area are also under reform. In the European Union and United Kingdom, informed consent (a high standard under the GDPR) is required for the placement of a cookie or other tracking technology on a user’s device or for direct electronic marketing. Furthermore, recent European court decisions and regulatory guidance are driving increased attention to cookies and tracking technologies and we are beginning to see regulatory enforcement actions. Evolving legal requirements and changes to how we use cookies and related technologies could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. In addition, uncertainties about the legality of cookies and other tracking technologies may lead to regulatory scrutiny and increase potential civil liability under data protection or consumer protection laws. In response to this, providers of major browsers have included features that allow users to limit the collection of certain data generally or from specified websites, such as Apple’s app tracking transparency feature. These developments may impair our ability to collect user information, including personal data and usage information, which helps us provide more targeted advertising to our current and prospective consumers, and could adversely affect our business.

In the United States, which is also a significant market for our goods and services, federal and state governments have adopted or are considering, laws, guidelines or rules for the collection, distribution, use and storage of information collected from or about consumers or their devices. For example, California has enacted the California Consumer Privacy Act (“CCPA”) which went into effect in 2020. This law imposes new requirements on companies doing business in California and meeting other size or scale criteria for collecting or using information collected from or about California residents, affords California residents the ability to opt out of certain disclosures of personal information, and grants non-absolute rights to access or request deletion of personal information, subject to verification and certain exceptions. In response to the CCPA, we have reviewed and amended our information practices involving California consumers, as well as our use of service providers or interactions with other parties to whom we disclose personal information. We have updated our privacy disclosures to comply with the law, including as these requirements pertain to our California-based workforce. Additionally, the California Privacy Rights Act (“CPRA”), imposes additional data protection obligations on companies doing business in California, including additional consumer rights processes and opt-outs for certain uses of sensitive data and sharing of personal data which have applied since January 1, 2023. The CPRA could have an adverse effect on our business, results of operations, and financial condition.

The effects of the CCPA and CPRA are potentially significant and may require us to modify our data collection or processing practices and policies, incur substantial costs and expenses in an effort to comply and increase our potential exposure to regulatory enforcement or litigation. In addition, Colorado, Utah and Connecticut recently passed comprehensive privacy laws that take effect in 2023 and will impose some obligations similar to or more stringent than those we may face under other data protection laws. Similar laws have been proposed in other states and at the federal level, reflecting a trend toward more stringent privacy legislation in the United States. The enactment of such laws could have potentially conflicting requirements that could make compliance with such laws challenging.

In the People’s Republic of China (the “PRC,” for the purposes hereof excluding Hong Kong, Macau and Taiwan), data security, personal information and privacy have become fast-growing areas for new legislation, reflecting the evolving e-commerce industry. For example, under the PRC’s Cybersecurity Law, any collection, use, transfer and storage of personal information of a PRC citizen through a network by the network operator should be based on the three principles of legitimacy, justification and necessity and requires the consent of the data subject. The rules, purposes, methods and ranges of such collection should also be disclosed to the data subject. PRC’s data localization requirements are becoming increasingly common in sector-specific regulations. For example, the Cybersecurity Law requires operators of critical information infrastructure (“CIIOs”) to store personal information and important data collected and generated from the critical information infrastructure within China. Noncompliance with the Cybersecurity Law can result in fines of up to 100,000 renminbi (“RMB”) for the relevant entity as well as for the personnel directly responsible. On September 14, 2022, the Cyberspace Administration of China (“CAC”), the PRC’s top cybersecurity regulator, released new amendments to the Cybersecurity Law for public consultation and if the amendments are passed the amended law will increase the penalties for violations of cybersecurity obligations under the Cybersecurity Law to up to 50 million RMB, in line with those under the PRC's Data Security Law and Personal Information Protection Law (“PIPL”).

With respect to data security, the Standing Committee of the National People’s Congress (“SCNPC”) of the PRC promulgated the Data Security Law, which became effective on September 1, 2021. The primary purpose of the Data Security Law is to regulate data activities, safeguard data security, promote data development and usage, protect individuals' and entities’ legitimate rights and interests, and safeguard state sovereignty, state security and development interests. The Data Security Law applies extraterritorially, and to a broad range of activities that involve “data” (not only personal or sensitive data). Under the Data Security Law, entities and individuals carrying out data activities must abide by various data security obligations, including data classification standards and correlated protective measures for each respective class of data. The Data Security Law also echoes the data localization requirement in the Cybersecurity Law and requires important data to be stored locally in the PRC. Such important data may only be transferred outside of the PRC subject to compliance with certain data transfer restrictions, such as passing a security assessment organized by the relevant authorities.

The PRC's Cybersecurity Review Measures, which took effect on February 15, 2022 in the PRC, clarify when entities must apply for a mandatory cybersecurity review from the PRC government authorities. These circumstances include when (i) CIIOs purchase network products that may affect national security, (ii) when a network platform operator’s data processing activities may affect national security, or (iii) when a network platform operator holds personal information of more than one million individuals and plans on listing publicly abroad (outside of the PRC). "Network platform operators" is not defined but is understood to be broadly interpreted to include all internet platform operators or service providers, thus providing for a broad application. A mandatory cybersecurity review is likely to prolong the timeline of any contemplated listing timeline abroad and increase the regulatory compliance burden on entities that are subject to this requirement.

With respect to personal information and privacy, on August 20, 2021 the SCNPC promulgated the PIPL, which became effective on November 1, 2021. The PIPL applies extraterritorially and clarifies the scope and application of the definitions of personal information and sensitive personal information, the legality of personal information processing and the basic requirements of notice and consent, among other things. The PIPL establishes local data storage requirements for CIIOs and personal information processors who process personal information above a certain threshold prescribed by the relevant authorities. The PIPL also includes a list of onerous rules which must be complied with prior to the transfer of personal information outside of the PRC. Failure to comply with the PIPL can result in fines of up to 50 million RMB or 5% of the prior year’s total annual revenue and/or a suspension of services or data processing activities. Other potential penalties include a fine of up to 1 million RMB imposed on the person in charge or directly responsible personnel and, in serious cases, individuals and entities may be exposed to criminal liabilities under other local Chinese law, such as the Criminal Law of the PRC. The PIPL also prohibits personnel responsible for violations of the PIPL from holding high level management or data protection officer positions in relevant enterprises. Pursuant to the PIPL and regulatory landscape, we have updated the privacy policies and user interaction experiences on our China website, app and mini program as well as our use of service providers in respect of personal information transfer and processing.

On July 7, 2022, the CAC issued the Measures for the Security Assessment of Outbound Data Transfers, which became effective on September 1, 2022. These measures require a data processor to apply for a security assessment of cross-border data transfer with the PRC government if certain thresholds are met. We believe we are subject to the required security assessment due to our processing of personal information of more than 1,000,000 individuals in the PRC. As of December 31, 2022, we have conducted an impact self-assessment associated with cross-border data transfers and made the necessary application with the Cyberspace Administration of Shanghai. Such assessment is pending security assessment and approval by the CAC. We will continue to conduct compliance self-review, upgrade our security capabilities, and implement robust privacy protection mechanisms to reflect the Chinese regulatory authorities’ guidance and the latest regulatory requirements under the applicable laws.

The evolving data security landscape and potential for heightened government enforcement actions could lead to compliance risks and increased costs in our operation of Farfetch China in the PRC region. Failure to comply with such requirements may adversely affect our business and operations in the PRC region.

Beyond the aforementioned data protection laws, individual jurisdictions continue to pass laws related to data protection, such as data privacy and data breach notification laws, resulting in a diverse set of requirements across states, countries and regions. The complexity of navigating these varying data protection laws is particularly acute for our business due to our global reach; the Farfetch Marketplace connects consumers in over 190 countries and territories with items from more than fifty countries. In addition, the legal landscape relating to the transfer of personal data continues to evolve and remains uncertain in many jurisdictions. Many data protection regimes apply based on where the consumer is located, and as we expand and new laws are enacted or existing laws change, we may be subject to new laws, regulations or standards or new interpretations of existing laws, regulations or standards, including those in the areas of data security, data privacy and regulation of email providers and those that require localization of certain data (such as in China, where we have already undertaken localization), which could require us to incur additional costs and restrict our business operations.

Failures or perceived failures by us (including our acquired businesses which must be integrated into our privacy framework) to comply with rapidly evolving privacy or security laws, such as those in the PRC, policies (including our own stated privacy policies), legal obligations or industry standards or any security incident that results in the unauthorized release or transfer of personal information or other personal or consumer data may result in governmental enforcement actions, litigation (including consumer class actions), fines and penalties or adverse publicity and could cause our consumers to lose trust in us, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

We rely on our luxury sellers, suppliers, third-party warehousing providers, third-party carriers and transportation providers as part of our fulfilment process, and these third parties may fail to adequately serve our consumers.

We rely significantly on our luxury sellers to properly and promptly prepare products ordered by our consumers for shipment. These suppliers may have a reduced ability to prepare and ship products, including due to government mandates, heightened restrictions or reduced capacity to protect the health and safety of their workers. Failures by these suppliers to timely prepare such products for shipment to our consumers would have an adverse effect on the fulfilment of consumer orders, which could negatively affect the customer experience and harm our business and results of operations.

We rely on third-party warehousing providers to receive, store, pack and ship merchandise. We also rely upon third-party carriers and transportation providers for substantially all of our merchandise shipments, including shipments of items from our luxury sellers and warehouses to our production facilities for processing, shipments returning these items to our luxury sellers and shipments to our consumers after purchase. Failures of our third-party providers to meet the service levels expected by our consumers, including as a result of any closures, shutdowns, bankruptcies, disruptions and/or delays related to the COVID-19 pandemic, or to deliver merchandise in optimal condition, could negatively impact the customer experience, our brand and our business. For example, we could face challenges in workforce availability or labor shortages at our warehouses as a result of increasing labor costs, strikes, or if workers fall ill due to the COVID-19 pandemic. In addition, we have a finite amount of space in our warehouses which is agreed up-front with our third-party warehouse providers. Although we use analytical tools to forecast the amount of warehouse space needed, if actual volumes differ substantially from such estimates, our logistics costs and flexibility of operations could be negatively affected. For example, during the year ended December 31, 2022 we experienced increased warehouse costs in connection with our investment to deliver on our New Guards Group strategic initiatives.

Our shipments are subject to additional risks that could increase our distribution costs, including without limitation cost inflation, rising fuel costs, supply chain delays, labor shortages at transportation providers and warehouses, the impact of the COVID-19 pandemic, the United Kingdom’s withdrawal from the European Union, delays or additional costs in relation to customs clearance, events such as employee strikes and inclement weather, events related to political instability, or threatened or actual acts of terrorism and security concerns, any of which may impact a third party’s ability to provide delivery services that adequately meet our needs.

If we needed to change transportation providers, we could face logistical difficulties that could adversely impact deliveries and require us to incur costs and expend resources in connection with such change, and such change could divert the time and attention of management and technology personnel to implement. Moreover, we may not be able to obtain terms as favorable as those received from the independent third-party transportation providers we currently use, which would increase our costs. Our third-party carriers and transportation providers may face increased volumes as a result of increased online adoption or a secular shift from offline to online consumer activity across industries, which, in turn, could cause a decrease in their service levels or result in an increase in their prices. If we are unable to negotiate acceptable pricing and other terms with these entities, if they significantly increase their shipping charges or if they experience performance problems, including as a result of the COVID-19 pandemic, or other difficulties, it could negatively impact our results of operations and our customer experience. Increases in shipping costs or other significant shipping difficulties or disruptions or any failure by our retailers, brands or third-party carriers to deliver high-quality products to our consumers in a timely manner or to otherwise adequately serve our consumers could damage our reputation and brand and may substantially harm our business. In addition, if our merchandise is not delivered in a timely fashion or is damaged or lost during the delivery process as a result of a deterioration of such third-party services, it could result in our consumers becoming dissatisfied and choosing not to shop on our sites and our relationships with our payment providers and other third-party providers could be negatively impacted, which could have a material adverse effect on our financial condition, results of operations and prospects.

We rely on third parties to drive traffic to our website, and these providers may change their search engine algorithms or pricing in ways that could negatively affect our business, results of operations, financial condition and prospects.

Our success depends on our ability to attract consumers cost effectively. With respect to our marketing channels, we rely heavily on relationships with providers of online services, search engines, social media, directories and other websites and e-commerce businesses to provide content, advertising banners and other links that direct consumers to our websites. We rely on these relationships to provide significant sources of traffic to our websites. In particular, we rely on search engines, such as Google, Bing and Yahoo! and the major mobile app stores and social platforms as important marketing channels. Search engine companies change their natural search engine algorithms periodically, and our ranking in natural searches may be adversely affected by those changes, as has occurred from time to time. Search engine companies may also determine that we are not in compliance with their guidelines and consequently penalize us in their algorithms as a result. If search engines change or penalize us with their algorithms, terms of service, display and featuring of search results, or if competition increases for advertisements, as it did in 2022, we may incur increased costs to drive consumers to our websites and apps.

Our relationships with our marketing providers are not long-term in nature and do not require any specific performance commitments. In addition, many of the parties with whom we have online advertising arrangements provide advertising services to other companies, including retailers with whom we compete. As competition for online advertising continues to increase, the cost for some of these services may also continue to do so. A significant increase in the cost of the marketing providers upon which we rely could adversely impact our ability to attract consumers cost effectively and harm our business, results of operations, financial condition and prospects. Changes to privacy regulations, and actions by providers with regard to privacy (including GDPR, CCPA and changes to Apple’s application tracking transparency framework and IDFA) may impact our ability to attract customers cost effectively and grow transaction volume from existing customers.

Our failure to address the operational, compliance and regulatory risks associated with our payment methods or practices could damage our reputation and brand and may cause our business and results of operations to suffer.

Under current credit, debit and payment card practices, we are liable for fraudulent activity on the majority of our transactions because we do not obtain a cardholder’s signature nor use strong authentication (such as Verified by Visa) on all transactions. We are also exposed to financial crime risk and employ certain measures to identify and mitigate this risk, including utilizing third-party tools and services. We do not currently carry insurance against this risk. We face the risk of significant losses from this type of fraudulent activity or financial crime as our sales increase and as we continue to expand globally. Our failure to adequately mitigate this risk could damage our reputation and brand and substantially harm our business, results of operations, financial condition, prospects and our ability to accept payments.

We also accept payment for many of our sales through credit, debit and payment card transactions, which are handled through third-party payment processors. As a result, we are subject to a number of risks related to card payments, including that we pay interchange and other fees, which may increase over time and could require us to either increase the prices we charge for our products or absorb an increase in our costs and expenses. For example, in 2021 a fee introduced by Visa that applies specifically to marketplaces was applied to us, and other payment processors may do the same in the future. Our utilization of such payment processing tools may be impacted by factors outside of our control, including disruptions in the payment processing industry generally.

Global laws and regulations that govern payment methods and processing are complex and subject to change; and we may be required to expend considerable time and effort to determine if such laws and regulations apply to our business. There can be no assurance that we will be able to meet all compliance obligations, including obtaining any such licenses in all of the jurisdictions we service, and, even if we were able to do so, there could be substantial costs and potential product changes involved in complying with such laws, which could have a material and adverse effect on our business. Any noncompliance by us in relation to existing or new laws and regulations, or any alleged noncompliance, could result in reputational damage, litigation, increased costs or liabilities, damages, or require us to stop offering payment services in certain markets. Failure to predict how a U.S. law or regulation or a law or regulation from another jurisdiction in which we operate with respect to money transmission or similar requirements will be applied to us could result in licensure or registration requirements, administrative enforcement actions, and/or could materially interfere with our ability to offer certain payment methods or to conduct our business in particular jurisdictions. We cannot predict what actions the United States or other governments, including China, may take, or what restrictions these governments may impose, that will affect our ability to process payments or to conduct our business in particular jurisdictions. Further, we may become subject to changing payment regulations and requirements that could potentially affect the compliance of our current payment processes and increase the operational costs we incur to support payments. The factors identified here could impose substantial additional costs, involve considerable delay to the development or provision of our solutions, require significant and costly operational changes, or prevent us from providing our solutions in any given market.

In addition, as part of the payment processing process, our consumers’ credit, debit and payment card information is transmitted to our third-party payment processors. We may also be subject to lawsuits or other proceedings for purportedly fraudulent transactions arising out of the actual or alleged theft of our consumers’ credit, debit or payment card information if the security of our third-party card payment processors is breached. We and our third-party card payment processors are also subject to payment card association operating rules, certification and classification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply without incurring higher fees, diverting resources to regulatory compliance or making changes to our business model. If we or our third-party card payment processors fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit, debit and payment card payments from our consumers in addition to the consequences that could arise from such action or inaction for violating applicable privacy, data protection, data security and other laws as outlined above, which could have an adverse impact on our business, results of operations, financial condition and prospects.

We depend on highly skilled personnel, including senior management and our technology professionals, and if we are unable to retain or motivate key personnel or hire, retain and motivate qualified personnel, our business could be harmed.

We believe our success has depended, and our future success depends, on the efforts and talents of our senior leadership, particularly José Neves, our founder and Chief Executive Officer, and all of our highly skilled team members, including our executive team and business unit leaders. Our future success depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Our ability to do so could be impacted by a number of factors. For example, our ways of working in an increasingly remote and mobile landscape, our compensation benchmarks relative to our competitors and the impact of the volatility of our share price on our equity compensation offering may impact the attractiveness of joining our team. In particular, our data specialists, software engineers and technology professionals are key to designing, maintaining and improving the code and algorithms necessary to our business. In addition, members of our Private Client team have a niche skill set and cater to some of our most important and highest spending consumers. If members of our Private Client team were to leave the Company, they could be difficult to replace, and such departures could impact our ability to retain consumers associated with such team member.

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

Our business and financial performance could be adversely affected by unfavorable changes in, or interpretations of, existing laws, rules and regulations or the promulgation of new laws, rules and regulations applicable to us and our businesses, including those relating to online intermediation services providers, internet and e-commerce, including those against geo-blocking and other geographically based restrictions, internet advertising and price display, digital assets and Web3 (including non-fungible tokens (“NFTs”)/blockchain), consumer protection, anti-corruption, antitrust and competition, foreign investment, economic and trade sanctions, tax, banking, data security, network and information systems security, data protection and privacy, platform regulation, including the regulation of providing goods online, marketplace liability for counterfeit or damaged goods, and any litigation resulting therefrom. As a result, regulatory authorities or state and supranational bodies with relevant powers, including courts, could prevent or temporarily suspend us from carrying on some or all of our activities or otherwise penalize us if our practices were found not to comply with applicable regulatory or licensing requirements or any binding interpretation of such requirements. Regulatory reform of the wider digital sector (including online marketplaces) is increasing the compliance burden on how online marketplaces can operate and provide services to their business users and customers in the European Union, United Kingdom, United States, China and beyond. These various laws, regulations and rules, depending on their final scope when passed, could adversely affect our business, results of operations, financial condition and prospects. Unfavorable new requirements and regulatory burdens as well as changes or new interpretations of existing laws could decrease demand for our products and services, limit our ability to expand our product and service offerings, limit marketing methods and capabilities, affect our margins, increase costs or subject us to additional liabilities or affect our ability to deliver our growth strategy.

There are, and will likely continue to be, an increasing number of laws and regulations pertaining to the internet, e-commerce and the regulation of online platforms that may relate to liability for information retrieved from or transmitted over the internet, display of certain taxes and fees, rankings of products shown, online editorial and consumer-generated content, user privacy, data security, network and information systems security, behavioral targeting and online advertising, taxation, liability for third-party activities and the quality of services. The growth and development of e-commerce has prompted calls for more stringent consumer protection laws and more aggressive enforcement efforts, which are starting to impose additional burdens on online businesses generally. As we expand our offering, including in respect of highly regulated product categories such as kidswear and beauty, we expect the compliance burden to increase, and the risk of claims, lawsuits, government investigations, and other proceedings in respect of product compliance or safety, or consumer protection, may do the same. Additionally, changes in government trade policy, including the imposition of tariffs, export restrictions, or other limitations on commerce may adversely and materially affect our ability to offer certain payment methods or to conduct our business in particular jurisdictions.

Likewise, the United States, European Union, United Kingdom along with other jurisdictions and their competent regulatory authorities, including in the case of the United States, the SEC, the U.S. Department of Justice, the U.S. Treasury Department’s Office of Foreign Assets Control and the U.S. Department of State continue to enforce economic and trade regulations and anti-corruption laws, as applicable, across industries. U.S. economic and trade sanctions relate to transactions with designated countries and territories, which currently include Cuba, Iran, North Korea, Syria, the so-called Donetsk People’s Republic and Luhansk People’s Republic regions of Ukraine and the Crimea region of Ukraine, as well as specially targeted individuals and entities that are identified on U.S. and other government blacklists, and those 50% or more owned, individually or in the aggregate, by them or those acting on their behalf. EU and UK sanctions prohibit the export of luxury goods (including apparel over stated values) to certain countries, including Syria, North Korea and Russia, and transactions with designated persons and entities identified on the EU and UK lists of asset freeze targets and entities majority-owned or controlled by any such designated persons. The United States also prohibits the export of luxury goods to Russia, including, for example, certain apparel, accessories, handbags and footwear, and prohibits U.S. persons from participating in the sale or supply of such items. Anti-corruption laws, including the U.S. Foreign Corrupt Practices Act (“FCPA”) and the UK Bribery Act (“Bribery Act”), generally prohibit direct or indirect corrupt payments to government officials (and, under certain laws, to private persons) to obtain or retain business or an improper business advantage. Some of our international operations are conducted in parts of the world where it is more common to engage in business practices that may be prohibited by these laws. Moreover, in the future additional U.S., EU, UK and other trade and economic sanctions or regulations, enacted due to geopolitics or otherwise, and any counter-sanctions enacted by such sanctioned countries, could restrict our ability to operate or to generate or collect revenue in certain other countries, such as Russia, where trade has been ceased since the imposition of international sanctions in 2022, which could adversely affect our business.

The policies and procedures we have in place which are designed to promote compliance with laws and regulations and which we review and update as we expand our operations in existing and new jurisdictions, as well as new product categories, may not prevent our employees, partners, or agents from taking actions in contravention of our policies and procedures and may result in a violation of applicable laws or regulations. As regulations continue to develop and evolve, and, as we expand into new jurisdictions, we may be subject to multiple overlapping legal or regulatory regimes, the scope of which are regularly changing, subject to uncertain and differing interpretations and may impose conflicting requirements, which our internal compliance program will need to keep pace with. We cannot guarantee that our policies and procedures will ensure compliance at all times with all applicable laws or regulations. In the event our controls should fail, or we are found to be not in compliance for other reasons, we could be subject to monetary damages, substantial civil and criminal monetary penalties, withdrawal of business licenses or permits, litigation, requirements to make costly changes to business practices, requirements to develop non-infringing or otherwise altered products or technologies, investigation costs and expenses and damage to our reputation and the value of our brand.

As we grow our business, expand into new product and service offerings, and expand our operations in existing and new jurisdictions internationally, we will need to update the scope of our compliance programs to adequately address risks relating to applicable economic and trade sanctions, the FCPA, the Bribery Act and other anti-bribery and anti-corruption laws, antitrust laws, and consumer protection and product safety laws. Further, the promulgation of new laws, rules and regulations, or the new interpretation of existing laws, rules and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which we or our luxury sellers conduct business, could require us to change certain aspects of our business, operations and commercial relationships to ensure compliance, which could decrease demand for services, reduce revenue, increase costs or subject us to additional liabilities.

The increasing impact of and focus on ESG matters could increase our costs, harm our reputation and adversely affect our financial results.

There has been an increased focus, including by consumers, investors, employees and other stakeholders, as well as by governmental and non-governmental organizations, on ESG matters generally (including on climate change, diversity and inclusion, responsible sourcing, corporate reporting and green claims) and with regard to the luxury fashion industry specifically. From time to time we announce certain initiatives, including updates to our stated goals regarding our ESG focus areas, which include matters such as responsible sourcing and marketing, social investments and diversity and inclusion. We have in the past and may in the future abandon or modify all or part of certain of these initiatives due to the availability of resources, a change in strategy, or similar reasons and we may also cease using ESG-related measures in setting objectives and targets for compensation payout for the same reasons. Any failure or perceived failure by us to meet our commitments with regard to ESG matters, perception that our targets are insufficient, may not be achieved or may change, or belief that our decisions, conduct or investments do not align with expectations of our publicly announced ESG-related goals and ambitions could negatively affect our brand, the demand for our products and, therefore, our financial condition and prospects. Our reputation could be damaged if we, our suppliers, and other parties in our supply chain do not (or are perceived not to) act responsibly regarding ESG standards or if we fail to appropriately respond to concerns raised by our consumers, investors and other stakeholders, or to ESG-related government guidelines or legislation which could have a material adverse effect on our business, financial condition, access to capital and results of operations. For example, if our competitors’ or peers’ ESG performance is perceived to be better than ours or we fail to demonstrate adequate ESG performance (such as failure to meet certain independent ESG ratings benchmarks), potential or current investors, including those with specific investment mandates that concern ESG-related factors, might choose not to include us, or may be restricted from including us, within their pool of investment considerations, or may elect to invest elsewhere, which could negatively affect the market price for our Class A ordinary shares, business and financial condition.

The costs to achieve our ESG goals, such as potential increased costs in our supply chain in relation to ensuring the ESG performance of our suppliers, and the costs or potential impact from business decisions informed by ESG matters could have a material adverse effect on our business and financial condition. For example, we may decide to pursue less cost-efficient production, packaging or other operational elements of our business to ensure we are meeting our sustainability objectives. In addition, we and our suppliers may face increased costs arising from the physical effects of climate change, diminishing energy and water resources or various forms of social unrest. Further, standards regarding ESG matters could develop and become more onerous both for us and the parties in our supply chain, which could result in additional costs that have a material adverse effect on our business and financial condition.

Specifically, regulatory and consumer attention on more sustainable and ethical sourcing and production has placed an increased focus on supply chain integrity and transparency. We expect our suppliers to meet our standards, including those outlined in our Modern Slavery Statement, Vendor Code of Conduct and Ethical Sourcing Policy; however, we cannot guarantee their compliance. Increased global scrutiny and regulatory action may result in additional diligence and other requirements related to the integrity of our supply chain and the supply chains of our luxury sellers. Such requirements may be burdensome or costly to comply with and may impact the production strategy for our first-party original merchandise. The dispersed nature of our marketplace model will make monitoring supplier compliance with regulatory obligations or Farfetch standards more complex. As regulations (such as the proposed EU Corporate Sustainability Due Diligence Directive) continue to develop and evolve in this area, and as we expand into new jurisdictions or product categories, we may be subject to new or revised regulatory regimes related to supply chain integrity and transparency, the scope of which are regularly changing, subject to uncertain and differing interpretations and may impose conflicting requirements. Challenges in complying with such regulations and the failure to implement robust diligence processes may result in reputational damage, business interruption, loss of trust in our brand or other ESG efforts, litigation, increased costs or liabilities, fines or requests to amend business practices in costly ways or requiring development of non-infringing or otherwise altered products or technologies and have a material adverse impact on our business and financial condition.

There has also been increased government and consumer attention given to ensuring any claims made in relation to a company’s or product’s sustainability bona fides are legitimate. For example, The Green Claims Code in the United Kingdom and the European Commission's initiative on substantiating green claims in the European Union both outline criteria for what constitutes a legitimate environmental-related claim in relation to products, and similar legally binding or voluntary frameworks continue to be proposed and developed globally. We rely on suppliers to substantiate and check information in relation to the independent certifications or standards on which these claims can legitimately be made, and undertake these checks ourselves for our first-party original merchandise. Such requirements may be burdensome or costly to comply with and the dispersed nature of our marketplace model makes assurance of supplier compliance with regulatory or Farfetch standards more complex. Any litigation or public challenges to the claims of our suppliers in this area could have a material adverse impact on our business, reputation and financial condition.

The adoption of new ESG-related regulations applicable to our business, or pressure from key stakeholders to comply with additional voluntary ESG-related initiatives or frameworks, could require us to make substantial investments in ESG matters, which could negatively impact our results of operations. Decisions or a perceived lack of investment in relation to ESG matters could negatively affect consumer and partner perceptions regarding our brand.

We are subject to customs and international trade laws that could require us to modify our current business practices and incur increased costs or could result in a delay in getting products through customs and port operations, which may limit our growth and cause us to suffer reputational damage.

Our business is conducted worldwide, with goods imported from and exported to a substantial number of countries. The vast majority of products sold on our Marketplaces are shipped internationally. We are subject to numerous regulations, including customs and international trade laws, which govern the importation and sale of luxury goods. Our ability to grow our operations globally may be adversely affected by any circumstances that reduce or hinder cross-border trade. For example, the shipping of goods cross-border typically involves complex customs and duty inspections and is dependent on national carrier systems. If jurisdictions become increasingly fragmented by tariffs and customs that increase the cost or complexity of cross-border trade, our business could be adversely impacted.

We are subject to risks generally associated with having a global supply chain, including certain laws and regulations related to forced labor and human rights. In June 2022, the U.S. Uyghur Forced Labor Prevention Act (“UFLPA”) went into effect, which imposes a rebuttable presumption that goods produced in the Xinjiang Uyghur Autonomous Region of China or involving certain Chinese entities were produced using forced labor and prohibits importation of such goods into the United States absent clear and convincing evidence proving otherwise. UFLPA specifically targets the cotton and apparel industry as high-priority sectors for enforcement. UFLPA or other U.S. human rights trade restrictions could affect the sourcing and availability of products, lead to our products being held for inspection, delayed or rejected for entry into the United States, result in other supply chain disruptions, or cause us to be subject to penalties, fines or sanctions. In the future, these human rights-related trade restrictions may expand in the United States or extend beyond the United States. In September 2022, the European Union announced a similar proposal targeting goods within Europe created with forced labor, without specifying particular countries or sectors. The EU proposal, if passed and implemented, could similarly impact our supply chain. Even if we were not subject to penalties, fines or sanctions or supply chain disruption under these restrictions, if products we source are linked in any way to forced labor, our reputation could be harmed.

Our consumers in certain countries, such as China, are also subject to limitations and regulations governing the import of luxury goods. In addition, we face risks associated with trade protection laws, policies and measures and other regulatory requirements affecting trade and investment, including the loss or modification of exemptions for taxes and tariffs, the imposition of new tariffs and duties and import and export licensing requirements in the countries in which we operate. For example, the United Kingdom’s exit from the European Union has resulted in, and may result in additional, restrictions, regulations or other non-tariff barriers to trade as a result, in part, of a divergence in the UK and the EU’s respective regulatory regimes, in each case concerning our cross-border operations between the United Kingdom and European Union. In addition, any imposition of tariffs by the United States or European Union could result in the adoption of tariffs or trade restrictions by other countries, which could affect the movement of our goods, or potentially lead to a global trade war. Our failure to comply with import or export rules and restrictions or to properly classify items under tariff regulations and pay the appropriate duties could expose us to fines and penalties. If these laws or regulations were to change or were violated by our management, employees, or our luxury sellers, we could experience delays in the shipments of our goods, be subject to fines or penalties, or suffer reputational harm, which could reduce demand for our services and negatively impact our results of operations.

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

We operate in a number of jurisdictions and intend to continue to evolve our global presence, including in emerging markets. We face complex, dynamic and varied risk landscapes in the markets in which we operate. As we enter countries and markets that are new to us, we must tailor our services and business model to the unique circumstances of such countries and markets, which can be complex, difficult, costly and divert management and personnel resources. In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with global operations in general. Laws and business practices that favor local competitors or prohibit or limit foreign ownership of certain businesses, or our failure to adapt our practices, systems, processes and business models effectively to the consumer and supplier preferences of each country into which we expand, could slow our growth. Certain markets in which we operate have, or certain new markets in which we may operate in the future may have, lower margins than our more mature markets, which could have a negative impact on our overall margins if our revenue from these markets grows over time. Additionally, our operations in certain countries may be adversely affected by the COVID-19 pandemic, which has in the past and may in the future trigger various complex government-mandated restrictions and other measures to minimize the spread of COVID-19 at the country, state and local level. Even when government mandated restrictions and other measures are lifted, for example as we have recently seen in China, the speed and extent to which we would benefit from the changed regulatory environment is uncertain.

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
•
our ability to support new technologies that may be more prevalent in certain global markets;
•
difficulties in attracting and retaining qualified employees in certain international markets, as well as managing staffing and operations due to increased complexity, distance, time zones, language and cultural and employment law differences; and
•
uncertainty regarding liability for services and content, including uncertainty as a result of local laws and lack of precedent.

We are subject to regulatory and antitrust laws.

We are subject to scrutiny by various government agencies, including consumer competition authorities. Some jurisdictions also provide private rights of action for competitors, consumers, suppliers or business users to assert claims of anticompetitive conduct or breach of law. Other companies or government agencies have in the past and may in the future allege that our actions violate antitrust or competition laws or otherwise constitute unfair competition.

We do not control the pricing strategies of luxury sellers on our Marketplaces (other than for our Group entities, i.e., Browns, Stadium Goods’ first-party sales, Violet Grey and the New Guards portfolio of brands when sold direct-to-consumer via our Marketplaces), whose pricing strategies may be subject to challenges from various government agencies including consumer and competition authorities. Our business partnerships or agreements or arrangements with customers or other third parties could therefore give rise to regulatory action or private antitrust litigation.

An increasing number of authorities are engaging in increased scrutiny of e-commerce including the way in which digital marketplaces operate and provide services to their business users and end customers. Regulators may perceive our business differently such that otherwise uncontroversial business practices could be deemed anticompetitive. Certain competition authorities have conducted market studies of industries in which we are active. Such studies, investigations or potential claims, even if without foundation, may be very expensive to defend, involve negative publicity and substantial diversion of management time and effort and could result in significant judgments against us or require us to change our business practices.

Our consumer concentration may materially adversely affect our financial condition and results of operations.

For the year ended December 31, 2022, the top 1% of our consumers accounted for 27.6% of our Marketplace GMV. Accordingly, our revenue, financial condition or results of operations may be unduly affected by fluctuations in the buying patterns of these consumers. If we were to lose the business of some or all of these consumers, it could materially adversely affect our business, results of operations, financial condition and prospects.

We may not accurately forecast income and appropriately plan our expenses.

We base our current and future expense levels on our operating forecasts and estimates of future income. Income and operating results are difficult to forecast because they generally depend on the volume and timing of the orders we receive, which are uncertain, especially in light of the COVID-19 pandemic and other macroeconomic and geopolitical factors. A softening in income, whether caused by changes in consumer preferences or a weakening in the global economy, may result in decreased revenue levels, and we may be unable to adjust our spending in a timely manner to compensate for any unexpected shortfall in income. Similarly, our expense levels may be impacted by external factors which are uncertain, including the cost of carriers, duty costs or cost inflation related to global shipping which may lead to variations in our planned levels of expenditure. This inability could cause our (loss)/income after tax in a given quarter to be (higher)/lower than expected. Further, our operating results may be impacted by changes in (losses)/gains on items held at fair value and by fluctuations in our share price, which we are unable to forecast. We also make certain assumptions when forecasting the amount of expense we expect related to our share-based payments, which includes the expected volatility of our share price, the expected life of share options granted and the expected rate of share option forfeitures. These assumptions are partly based on historical results. If actual results differ from our estimates, our net income in a given quarter may be lower than expected.

Our operating results are subject to seasonal and quarterly variations in our revenue and operating income, and as a result, our quarterly results may fluctuate and could be below expectations.

Our business is seasonal and historically we have realized a disproportionate amount of our revenue and earnings for the year in the fourth quarter as a result of the holiday season and seasonal promotions, and we expect this to continue in the future, while our Brand Platform operates to a wholesale cycle with a different seasonal cadence. If we experience lower than expected revenue during any fourth quarter, it may have a disproportionately large impact on our operating results, cash flow and financial condition for that year. Any factors that harm our fourth quarter operating results, including disruptions in our brands’ or retailers’ supply chains or unfavorable economic conditions, including as a result of the COVID-19 pandemic or other macroeconomic or geopolitical conditions, could have a disproportionate effect on our results of operations for our entire fiscal year.

In anticipation of increased sales activity during the fourth quarter, we may incur significant additional expenses, including additional marketing expenses and additional staffing in our customer support operations. We also may experience an increase in our shipping costs due to complimentary upgrades, split shipments, and additional long-zone shipments necessary to ensure timely delivery for the holiday season. At peak periods, there could also be further delays by our luxury sellers in processing orders, which could leave us unable to fulfill consumer orders due to “no stock,” or in packaging a consumer’s order once received, which could lead to lower consumer satisfaction. In the future, our seasonal sales patterns may become more pronounced, may strain our personnel and production activities and may cause a shortfall in sales as compared with expenses in a given period, which could substantially harm our business, results of operations, financial condition and prospects.

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

We are involved in various strategic relationships, including with Alibaba and Richemont (which are also involved in the sale of luxury goods) to enable or enhance access to geographic markets such as Europe and China. For example, under our strategic partnership with Alibaba and Richemont, our shopping channel is available on Alibaba’s e-commerce platform, which is intended to provide us with access to Alibaba’s consumers, increase our potential addressable market and give us enhanced access to the China region market. Following the completion of their combined strategic investments of $500 million ($250 million each) in Farfetch China in August 2021, Alibaba and Richemont hold an initial combined 25% equity stake in the joint venture, Farfetch China. In addition, during 2023 as a result of our collaboration agreement with Chalhoub Group reaching the end of its term on December 31, 2022, we expect to acquire the remaining shareholding in Farfetch International Limited from the Chalhoub Group (pursuant to either put or call options which we expect will be exercised). We also may pursue and enter into strategic relationships in the future. Such relationships involve risks, including, but not limited to: new or changing local regulations, maintaining good working relationships with the other party; any economic or business interests of the other party that are inconsistent with ours; the other party’s failure to fund its share of capital for operations or to fulfill its other commitments, including providing accurate and timely accounting and financial information to us, which could negatively impact our operating results; loss of key personnel; actions taken by our strategic partners that may not be compliant with applicable rules, regulations and laws; reputational concerns regarding our partners or our leadership; bankruptcy, requiring us to assume all risks and capital requirements related to the relationship, and the related bankruptcy proceedings could have an adverse impact on the relationship; and any actions arising out of the relationship that may result in reputational harm or legal exposure to us. Further, certain of these relationships in the past have not delivered, and current and future such relationships may not deliver, the benefits that were originally anticipated. In addition, when strategic relationships end we may have to pivot our operating strategy in a given market or category, which may or may not be successful. Any of these factors may have a material adverse effect on our business, results of operations, financial condition and prospects.

We have acquired, and may continue to acquire, other companies or technologies, which could divert management’s attention and otherwise disrupt our operations and harm our operating results. We may fail to acquire companies whose market power or technology could be important to the future success of our business.

We have acquired and may in the future seek to acquire, collaborate with or invest in other companies or technologies that we believe could complement or expand our brand and products, enhance our technical capabilities, or otherwise offer strategic opportunities. As part of our business, we consider potential strategic transactions, any of which could impact our near-term profitability. Pursuit of future potential acquisitions or investments may divert the attention of management and cause us to incur various expenses in identifying, investigating, pursuing and seeking to obtain regulatory approval for suitable acquisitions or investments, whether or not they are consummated. In addition, we may fail to acquire companies whose market power or technology could be important to the future success of our business, or we may be unsuccessful in integrating our acquired businesses or any additional business we may acquire in the future. For example, we acquired the assets of Opening Ceremony and a majority interest in Ambush in 2020, Luxclusif, Onport (formerly JBUX Limited), Allure and a majority interest in Palm Angels in 2021 and Wanna and Violet Grey in 2022.

On August 24, 2022, we and Symphony Global LLC ("Alabbar") agreed, pursuant to a share purchase agreement, to acquire 47.5% and 3.2%, respectively, of YOOX Net-a-Porter Group (“YNAP”) from Richemont. The 47.5% to be acquired by Farfetch will be acquired in return for Farfetch Class A ordinary shares. As part of the partnership (i) most of Richemont’s Maisons will join the Farfetch Marketplace, and (ii) YNAP and most of Richemont’s Maisons will re-platform using FPS. As at February 2023, a Marketplace framework agreement with Richemont and certain FPS contracts that cover this transition have been entered into for Richemont and YNAP. Statements of work have been agreed for Cartier and all of the YNAP businesses. In addition (i) statements of work for the re-platforming services and (ii) Marketplace partner contracts for the Marketplace services will be entered into on a phased basis for the remaining in-scope Richemont Maisons. Completion of the transaction is conditional upon, among other factors, receipt of regulatory approvals. While there is a contractual commitment from Richemont to enter into those further contracts (in addition to broader commercial incentives for Richemont to do so), the commitment is subject to certain conditions which could result in some of those contracts not ultimately being entered into. Similarly, there is no guarantee as to the timeframe by which each webstore will transition to FPS (i.e., the point at which these arrangements will start to generate significant profit for Farfetch) and there are various termination rights in the contracts including linked to a failure to obtain regulatory approval (i.e., it remains possible that arrangements could be terminated early). The initial duration of the agreements is up to a maximum of five years from (i) the launch of Cartier, for all Richemont Maisons; and (ii) the launch of Net-A-Porter, for all YNAP businesses, and there is no guarantee that the arrangements will be renewed beyond those dates. Moreover, if the anticipated benefits from these transactions do not materialize, including as a result of failure to receive certain required regulatory approvals, this may have a material adverse effect on our business, results of operations, financial condition and prospects, including with respect to projected future year earnings and financial estimates related to these transactions and could result in volatility in the market price for our Class A ordinary shares.

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
•
harm to our brand and reputation, including as a result of actions of our partners or collaborators;
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
•
failure to realize anticipated synergies in the time frame or in the full amount expected;

•
failure to transition targets onto our existing platforms and systems;
•
failure to integrate operations across different cultures and languages and to address the particular risks associated with acquisitions in specific jurisdictions; and
•
use of substantial portions of our available cash to consummate the acquisition.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to incur charges to our operating results based on this impairment assessment process. For example, in the year ended December 31, 2022 we incurred an impairment charge of $136.7 million comprised of $116.8 million relating to intangible assets, including goodwill relating to Browns as well as impairments allocated to three smaller cash generating units within the Group, and $19.9 million relating to tangible assets, primarily relating to Browns.

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

We are constantly developing new and innovative strategies, initiatives and technologies, such as our connected retail solutions which form a part of our LNR initiative. Our ability to bring a product to market in a timely manner or at all, our ability to monetize these technologies and other new business lines in a timely manner and operate them profitably and our ability to leverage these technologies to drive customer engagement depends on a number of factors, many of which are beyond our control, including:

•
our ability to develop fast enough to meet the changing needs and expectations of consumers or FPS partners;
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
•
our ability to continue to invest in and attract innovation talent in a highly competitive labor environment;
•
our ability to collect, combine and leverage data about our consumers collected online and through our new technology in compliance with data protection laws; and

•
general economic and business conditions affecting consumer confidence and spending, including the impact of the COVID-19 pandemic, the conflict between Russia and Ukraine, rising interest rates and the overall strength of our business.

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

We use social media, emails and text messages as part of our approach to marketing. As laws and regulations rapidly evolve to govern the use of these channels, a failure by us, our employees or third parties acting at our direction to abide by applicable laws and regulations in the use of these channels could adversely affect our reputation or subject us to fines or other penalties. In addition, our employees, including employees of brands within the New Guards portfolio, or third parties acting at our direction (including influencers) may knowingly or inadvertently make use of social media in ways that could lead to the loss or infringement of intellectual property, subject us to liability for illegal content as well as the public disclosure of proprietary, confidential or sensitive personal data about our business, employees, consumers or others. Any such inappropriate use of social media, emails and text messages could also cause damage to our reputation, the reputation of our businesses, including Browns, Stadium Goods, Violet Grey and any of the brands in the New Guards portfolio, or the reputation of the designers or creative directors of New Guards’ brands.

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

As part of our business strategy and LNR vision we plan to continue to innovate to meet the changing and future needs of consumers. For example, in 2022 we enabled our customers to transact in cryptocurrencies (in-store and online). Similar innovation in the future could include building or exchanging NFTs or collaborating in the metaverse through new and emerging digital environments. We may incur significant costs in pursuing such innovation initiatives, they may not develop in accordance with our expectations, and market acceptance of features, products, or services we build for use with cryptocurrencies, NFTs or the metaverse is uncertain.

Cryptocurrencies have experienced technological glitches and various law enforcement and regulatory interventions including fraud actions. The use of cryptocurrency, such as Bitcoin, may be regulated by certain jurisdictions and in others has been prohibited or effectively prohibited. If we fail to comply with any such regulations or prohibitions that may be applicable to us, we could face regulatory or other enforcement actions and potential fines or other consequences.

Cryptocurrencies have in the past and may in the future experience periods of extreme price volatility. Fluctuations in the value of any cryptocurrencies or other digital assets that we, or third-party intermediaries, might hold could also lead to volatility in our financial results and could have an adverse impact on our business. In addition, there is substantial uncertainty regarding the future legal and regulatory requirements relating to cryptocurrency, transactions utilizing cryptocurrency, NFTs, digital assets and metaverse-related products and features. Compliance with any such regulations may be complex and costly. For example, currently there are no specific standards under IFRS regarding the accounting for cryptocurrencies, NFTs and similar instruments. In the event that the IASB issues new standards or amendments to existing standards in respect of these instruments, the accounting treatment may differ from the market practice applied by companies under existing accounting standards and guidance. In addition, governments could choose to regulate or further regulate, curtail or outlaw the acquisition, use or redemption of cryptocurrency. In such a case, ownership of, holding or trading in cryptocurrency may require additional compliance requirements, licensure or may be considered illegal and subject to sanction. These uncertainties, as well as future accounting, tax or digital privacy developments, regulatory requirements in relation to fraud, money laundering and sanctions, or other requirements relating to cryptocurrency, NFTs and the metaverse could expose us to litigation, regulatory action or possible liability, and have an adverse effect on our business.

In addition, we note that in the United States and certain other jurisdictions certain cryptocurrencies and NFTs may be considered securities and subject to the securities laws of the relevant jurisdictions. The legal and regulatory environment with respect to cryptocurrencies, NFTs and the metaverse is complex and fast-moving and our failure to comply with emerging law and regulation could expose us to litigation, regulatory action or possible liability, and have an adverse effect on our business.

Further, we note that in the United States and certain other jurisdictions cryptocurrencies and certain NFTs may be considered currency, money or convertible virtual currency and the exchange, remittance or transfer of currency, cryptocurrencies or certain NFTs may be considered money transmission, in each case subject to money transmission laws of relevant jurisdictions. Failure to predict how a U.S. law or regulation or a law or regulation from another jurisdiction in which we operate with respect to money transmission or similar requirements will be applied to us could result in licensure or registration requirements, administrative enforcement actions, and/or could materially interfere with our ability to offer certain payment methods or to conduct our business in particular jurisdictions. We could also be required to cease operations in some or all of the U.S. jurisdictions we service. The legal and regulatory environment with respect to cryptocurrencies, NFTs and the metaverse is complex and fast-moving and our failure to comply with law and regulation could expose us to litigation, regulatory action or possible liability, and have an adverse effect on our business.

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

Significant judgment and estimation is required in determining our worldwide tax liabilities. In the ordinary course of our business, there are transactions and calculations, including intercompany transactions, royalty payments and cross-jurisdictional transfer pricing, for which the ultimate tax determination is uncertain or otherwise subject to interpretation. Tax authorities in the countries in which we operate have disagreed and may in the future disagree with our intercompany charges, including the amount of, or basis for, such charges, withholding taxes, cross-jurisdictional transfer pricing, indirect tax liabilities and reclaims or other matters such as the allocation of certain interest expenses and other tax items, and may assess additional taxes.

As we operate in numerous tax jurisdictions, the application of tax laws have in the past and may in the future be subject to diverging and sometimes conflicting interpretations by the tax authorities of these jurisdictions and result in payments in connection with the resolution, the amounts of which could be material. It is not uncommon for tax authorities in different countries to have conflicting views, for instance, with respect to, among other things, whether a permanent establishment exists in a particular jurisdiction, the manner in which the arm’s length standard is applied for transfer pricing purposes, or with respect to the valuation of intellectual property. If a tax authority in one country where we operate were to reallocate income from another country where we operate, and the tax authority in the second country did not agree with the reallocation asserted by the first country, we could become subject to tax on the same income in both countries, resulting in double taxation. If tax authorities were to allocate income to a higher tax jurisdiction, subject our income to double taxation, or assess interest and penalties, it could increase our tax liability which could adversely affect our financial position and results of operations.

Although we believe our tax estimates and methodologies are reasonable, a tax authority’s final determination in the event of a tax audit could materially differ from our historical corporate income tax provisions and accruals and/or indirect tax and customs duty liabilities and claims, in which case we may be subject to additional tax liabilities, possibly including interest and penalties, which could have a material adverse effect on our cash flows, results of operations, financial condition and prospects. Furthermore, tax authorities have become more aggressive in their interpretation and enforcement of such laws, rules and regulations over time, as governments are increasingly focused on ways to increase revenues. This has contributed to an increase in audit activity and more stringent approaches by tax authorities. Even where we believe our historical tax position to be consistent with applicable law, we have in the past and may in the future enter into agreements with tax authorities or resolve claims regarding tax matters where we determine that it is in our best interest to do so given the costs and uncertainties inherent in any litigation or administrative proceeding, including potential proceedings to challenge a tax assessment with which we disagree. As such, additional taxes or other assessments may be in excess of our current tax reserves or may require us to modify our business practices to reduce our exposure to additional taxes going forward, any of which may have a material adverse effect on our business, results of operations, financial condition and prospects.

This risk and the likelihood of a more aggressive approach by tax authorities may be exacerbated by the COVID-19 pandemic. Across the globe, governments have responded to the COVID-19 pandemic with large public expenditures; and governments may be considering plans to increase their collection of revenues through a more stringent approach to the taxation of digital businesses.

The enactment of legislation implementing changes in tax legislation or policies in different geographic jurisdictions, including the United Kingdom and the United States, may impact our business, financial condition and results of operations.

We conduct business globally and file income tax returns in multiple jurisdictions. Our consolidated effective income tax rate could be materially adversely affected by several factors, including: changing tax laws, regulations and treaties, or the interpretation thereof (such as the U.S. Inflation Reduction Act which, among other changes, introduced a 15% corporate minimum tax on certain U.S. corporations, which the U.S. Treasury indicated may also apply to certain stock redemptions by a foreign corporation funded by certain U.S. affiliates and a 1% excise tax on certain stock redemptions by U.S. corporations); tax policy initiatives and reforms under consideration (such as those related to the OECD/G20 Inclusive Framework on Base Erosion and Profit Sharing (“BEPS”) or other projects); the practices of tax authorities in jurisdictions in which we operate; the resolution of issues arising from tax audits or examinations and any related interest or penalties.

We are unable to predict what tax reforms may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices in jurisdictions in which we operate, could increase the estimated tax liability that we have paid or accrued on our Consolidated financial statements, and otherwise affect our future results of operations, cash flows in a particular period and overall or effective tax rates in the future in countries where we have operations, reduce post-tax returns to our shareholders and increase the complexity, burden and cost of tax compliance.

Amendments to existing tax laws, rules or regulations or enactment of new targeted tax laws, rules or regulations could have an adverse effect on our business and financial performance.

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

The OECD/G20 BEPS adopted a Programme of Work to Develop a Consensus Solution to the Tax Challenges Arising from the Digitalization of the Economy (the “Programme of Work”). The purpose of the Programme of Work is to develop international corporate tax reform proposals, building on two pillars: Pillar One involves revised profit allocation and nexus rules to reallocate taxing rights to market jurisdictions; and Pillar Two involves rules to ensure a minimum level of effective taxation to address remaining BEPS concerns. Finally, other reporting obligations have been enacted that may impact the Group’s processes, such as new mandatory automatic exchange of information rules for digital platforms, country-by-country reporting and mandatory disclosure rules.

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

Pillar One, which is aimed to address solutions for the taxation of certain businesses on revenue streams where there is a market presence including an online presence, involves the creation of a new tax right and the reallocation to market jurisdictions of a share of residual profit determined at the MNE group level, based on a formulaic approach. Various draft model rules for Pillar One were published in 2022 and these remain subject to revision. Pillar One is not expected to impact our business in the medium-term, since the threshold for the application of Pillar One is annual revenue in excess of twenty billion euros. Pillar Two addresses remaining BEPS challenges and is designed to ensure that large international businesses pay a minimum level of tax regardless of where they are headquartered or the jurisdictions in which they operate.

At the end of 2021 the OECD published Pillar Two model rules for the implementation of a global minimum tax rate and commentary on such rules were published in March 2022, however, a number of details remain to be addressed and a detailed implementation framework is still to be published.

While Pillar One and Pillar Two discussions were ongoing, a number of jurisdictions enacted or maintained unilateral digital services taxes (“DST”) or similar measures applying to online marketplaces, including the United Kingdom, Italy, France, Spain, Austria, India and Turkey.

Each DST is calculated differently, although they are generally charged on marketplace revenues without relief for input costs or expenses. Based on the current law and information released by the local tax authorities, we were subject to the Italian and Spanish DSTs and the Indian equalization levy in the year ended December 31, 2022. These unilateral measures are likely to be abandoned once the OECD agreement is implemented, which is expected to occur in 2023. Whilst we accrued the full cost of the new DSTs in the year ended December 31, 2022, the costs arising from DSTs for the year ended December 31, 2022 were partially shared with the brands and boutiques for which we have intermediated operations in those countries. This is fully reflected in the audited Consolidated financial statements included elsewhere in this Annual Report.

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

In light of the changing regulatory environment, there could be different interpretations of these unilateral laws that currently remain in effect. We routinely consult with specialist external advisors in interpreting the relevant tax laws and take into account their impact on our operations. We cannot, however, anticipate the likelihood, timing or impact of any new regulations, guidance, laws or interpretations of such regulations, guidance or laws. If such tax or other laws, rules or regulations were amended, or if new unfavorable laws, rules or regulations were enacted, the new legislation could increase our tax payments or other obligations, prospectively or retrospectively, subject us to interest and penalties, decrease the demand for our services if we passed on such additional costs to the consumer, result in increased costs to update or expand our technical or administrative infrastructure, or effectively limit the scope of our business activities if we decided not to conduct business in particular jurisdictions. As a result, these changes may have a material adverse effect on our business, results of operations, financial condition and prospects.

New Mandatory Automatic Exchange of Information Rules for Digital Platforms

The Directive on Administrative Cooperation in the Field of Taxation (the “DAC7”) allows member states’ tax authorities to collect and automatically exchange information on income earned by sellers on digital platforms.

Operators falling within the scope of DAC7 will be required to collect and verify in-line with prescribed due diligence procedures information from sellers/providers on their online platform. Subsequently, certain information will be reported to the sellers/providers and to the relevant tax authority. Such information includes, inter alia, an overview of amounts paid to sellers from the reportable activities and platform fees and commissions incurred.

DAC7 was formally adopted on March 22, 2021. Member states of the European Union were required to publish any domestic law, regulation, and administrative provisions necessary to comply with the directive by January 31, 2022, and such rules have applied since January 1, 2023.

We are taking the necessary steps to comply with the rules. Any penalty for noncompliance will be determined by the member state and is difficult to anticipate and estimate at this time; but any such penalty and costs of DAC7 implementation could negatively impact our profitability.

Others

In addition, various governments and intergovernmental organizations could introduce additional proposals for tax legislation, or adopt tax laws, particularly with regard to online marketplaces, which may have a significant adverse effect on our worldwide effective tax rate, or increase our tax liabilities, the carrying value of deferred tax assets, or our deferred tax liabilities. The OECD continuously monitors key areas of action and publishes reports and guidance on implementation of the BEPS recommendations. Multiple jurisdictions, including some of the countries in which we operate, have implemented recommended changes aimed at addressing perceived issues within their respective tax systems that may lead to reduced tax liabilities among multinational companies. However, other jurisdictions in which we operate or do business could react to the BEPS initiative or their own concerns by enacting additional tax legislation that could adversely affect us through increasing our tax liabilities.

The application of a value-added tax (or similar taxes) and the impact of managing our business model transition to a commissionaire structure could adversely affect our business and results of operations.

The application of a value-added tax (or similar taxes such as a sales and use tax, provincial tax, or goods and services tax), business tax and gross receipt tax to our business and to our luxury sellers is a complex and evolving issue. Significant judgment is required to evaluate applicable tax obligations. As a result, amounts recorded may be subject to adjustments by the relevant tax authorities. In many cases, the ultimate tax determination is uncertain because it is not clear how new and existing statutes might apply to our business or to the businesses of our luxury sellers. A number of jurisdictions globally have introduced (or are considering the introduction of) additional reporting, record-keeping or value-added tax (or similar taxes) calculation, collection and remittance obligations on businesses like ours that facilitate or perform e-commerce. Such obligations could require us or our luxury sellers to incur substantial costs in order to comply, including costs associated with legal advice, local compliance, tax calculation, collection, remittance and audit requirements, which could make selling in such markets less attractive and could adversely affect our business.

For example, in certain jurisdictions, rules have already been introduced to hold the online facilitator of sales of goods and services jointly and severally liable for any under or non-accounted value added tax (or similar taxes) by the sellers. Such joint and several liability provisions may significantly impact our business where our luxury sellers have not complied with the local provisions. In addition, new rules for retail and e-commerce sales are being introduced. For example, across the European Union since July 2021, online marketplaces have been, in certain situations (where certain thresholds are met), deemed to be the supplier of goods for value-added tax purposes, which requires them to collect and pay a value-added tax on sales via their platform. Further, in the United States, states are able to tax their residents on remote sales. Following the U.S. Supreme Court’s decision in 2018 in South Dakota v. Wayfair, a U.S. state may require by way of economic nexus laws an online retailer to collect sales taxes imposed by that state, even if the retailer has no physical presence in that state, thus permitting a wider enforcement of such sales tax collection requirements against non-U.S. companies that have historically not been responsible for state or local tax collection unless they had physical presence in the U.S. customer’s state.

Given the current complexities for online marketplaces, inconsistencies in interpretation and implementation of local tax rules, we have transitioned our key business model to one in which we act as an “undisclosed agent” or “commissionaire” of our luxury sellers. Under this model, for the purposes of calculating value-added tax, our end consumers will contract with and be invoiced by us and there will be a supply for value-added tax purposes by us to the end consumer of goods and other related services, although the legal sale of goods will continue to be between our luxury sellers and the end consumer. Our transition is intended to simplify and provide greater certainty to our value added tax accounting position without materially increasing our overall value-added tax liabilities.

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

As a company with evolving operations, including in the highly regulated product categories of beauty and kidswear, as well as in relation to cryptocurrencies and digital assets, we have in the past faced and may in the future increasingly face the risk of claims, lawsuits, government investigations, and other proceedings involving competition and antitrust, intellectual and other proprietary rights and property, cybersecurity and privacy, product safety, consumer protection, accessibility claims (including those relating to our compliance with the Americans with Disabilities Act of 1990), securities, tax, labor and employment, commercial disputes, services and other matters. The number and significance of these disputes and inquiries have increased as the political and regulatory landscape changes, and as we have grown larger and expanded in scope and geographic reach, and as our services have increased in complexity. Refer to Item 8. “Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Arbitration Proceedings.”

We cannot predict the outcome of such disputes and inquiries with certainty. Regardless of the outcome, these matters can have an adverse impact on us because of legal and other external advisor costs, diversion of management resources, and other factors. Determining reserves for any litigation is a complex and fact-intensive process that is subject to judgment calls. It is possible that a resolution of one or more such proceedings could require us to make substantial payments to satisfy judgments, fines or penalties or to settle claims or proceedings, any of which could harm our business. These proceedings could also result in reputational harm, criminal sanctions, consent decrees, undertakings or orders preventing us from offering certain products, or services, or requiring a change in our business practices in costly ways or requiring development of non-infringing or otherwise altered products or technologies. Litigation and other claims and regulatory proceedings against us could result in unexpected expenses and liabilities, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

The profitability of our Browns, Stadium Goods, Violet Grey and New Guards businesses depends on our ability to manage inventory levels and, if not managed successfully, our business and results of operations could be adversely affected.

Browns, Stadium Goods and Violet Grey purchase merchandise wholesale which they then sell via our Marketplaces or in-store. In addition, New Guards produces merchandise which it then sells via our Marketplaces, its brands’ websites or to retailers. As a result, our profitability depends on our ability to manage these businesses’ inventory levels and respond to shifts in consumer demand patterns. Overestimating consumer demand for merchandise may result in Browns, Stadium Goods, Violet Grey or New Guards holding unsold inventory, which would likely result in the need to rely on markdowns or promotional sales to dispose of excess inventory, which could have an adverse effect on our gross margins and results of operations. Conversely, if Browns, Stadium Goods, Violet Grey or New Guards underestimate consumer demand for merchandise that could lead to inventory shortages, lost sales opportunities or negative consumer experiences that could adversely affect consumer relationships and our ability to grow in the future. In the event that New Guards’ business, which was primarily wholesale-focused prior to our acquisition, significantly grows its e-concession and direct-to-consumer business, this has in the past and may in the future result in increasing its exposure to such inventory risks having only had limited prior experience managing such risks. The COVID-19 pandemic, or the effects of other geopolitical or macroeconomic factors may increase the complexity of forecasting consumer demand and/or impact our ability to source inventory to meet demand, both of which could adversely affect our operations. Any delays in deliveries of merchandise due to production slowdowns or other distribution disruptions caused by the pandemic could impact our inventory levels.

Browns, Stadium Goods, Violet Grey and New Guards rely on various processes and systems for forecasting, merchandise planning, inventory management, procurement, allocation and fulfilment capabilities. Our ability to continue to successfully execute our strategies for these businesses or evolve such strategies with changes in the retail environment could be adversely affected if such processes and systems are not effectively adopted, managed and maintained.

If any of our inventory management systems were to fail, or if our physical inventory is inaccurate for any reason, we may not derive the expected sales and profitability of our Browns, Stadium Goods, Violet Grey or New Guards businesses, or we may incur increased costs relative to our current expectations which could adversely affect our business, financial condition, results of operations and prospects.

The continuing impact of "Brexit" may have a negative effect on our business.

We are a multinational company headquartered in the United Kingdom with worldwide operations, including significant business operations in the European Union. Following a national referendum and subsequent legislation, the United Kingdom formally withdrew from the European Union, commonly referred to as “Brexit,” and ratified a trade and cooperation agreement governing its future relationship with the European Union (“TCA”). Among other things, the TCA, which became effective in 2021, addresses trade, economic arrangements, law enforcement, judicial cooperation and governance. Because the TCA merely sets forth a framework in many respects that requires complex additional bilateral negotiations between the United Kingdom and the European Union, significant uncertainty remains about how the precise terms of the relationship between the parties will differ from the terms before withdrawal.

While agreement on the terms of the TCA provided in principle for quota and tariff-free trading of goods, the TCA has created non-tariff barriers (such as increased shipping and regulatory costs and complexities) to the trade in goods between the United Kingdom and the European Union, which may affect our operations. Further, the TCA does not provide for the continued free movement of services between the United Kingdom and the European Union. The full impact of such arrangements, on both our existing processes and our ability to adjust our business and operations to operate successfully in the United Kingdom and the European Union, as well as more broadly on UK-EU cross-border trade, are expected to become clearer over the course of 2023. In particular, it remains to be seen whether the implementation of, and adjustment of UK-EU trading processes for, the TCA could disrupt or otherwise negatively impact our business and operations.

Any resulting restrictions on the movement of goods or services could have a material adverse effect on our operations. For example, in 2021 we saw production delays from the ongoing effects of the United Kingdom’s withdrawal from the European Union and in 2022 we saw delays in relation to customs clearance; if such delays were to re-occur they could have an adverse effect on our results of operations. In addition, we have altered the geographic locations of, or jurisdiction of entities responsible for, certain fulfilment, delivery and warehouse services to adjust to the new legal and regulatory landscape resulting from the implementation of the TCA, which required time and resources, and in the future we may need to continue to refine our approach in this respect. To meet these potential increased regulatory complexities, since early 2021 we have migrated most Fulfilment by Farfetch volumes from the United Kingdom to a third-party operated fulfilment warehouse in continental Europe, but such migration may not adequately address future regulatory developments. These increased regulatory complexities related to the import and export of products or changes in item pricing may impact the consumer experience, result in increased costs and have a material adverse effect on our business and results of operations.

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

In addition, the TCA has imposed additional restrictions on the free movement of people between the United Kingdom and the European Union, which could have a material adverse effect on us, since we compete in these jurisdictions for well-qualified employees in all aspects of our business, including software engineers and other technology professionals. Any impact on our ability to attract new employees and to retain existing employees in their current jurisdictions could decrease our competitiveness and have a material adverse effect on our business and results of operations. We cannot yet predict the full implications of Brexit, including whether it will have further impacts on our business or results of operations.

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

We may be subject to claims that items listed on our website, or the sites we support via FPS (in each case), and their descriptions are counterfeit, infringing or illegal.

We occasionally receive communications alleging that items listed on our Marketplaces infringe third-party copyrights, trademarks or other proprietary rights. We have intellectual property complaint and take down procedures in place to address these communications. We follow these procedures to review complaints and relevant facts to determine the appropriate action, which may include removal of the item from our websites and, in certain cases, discontinuing our relationship with a retailer, brand or other seller who repeatedly violates our policies. However, such procedures may be subject to error or enforcement failures, may not be adequately staffed and may not be enough for us to avoid liability under applicable laws and regulations. We also may be subject to erroneous or fraudulent demands to remove content, and actions we take based on such demands could negatively impact our relationships with our luxury sellers who were affected. Our success as an online luxury retailer depends on our ability to accurately and cost-effectively determine whether an item offered for sale or submitted for a return is an authentic product. While we would delist any merchandise we believe to be counterfeit, we cannot be certain that we will identify every counterfeit item. As the sophistication of counterfeiters increases, it may be increasingly difficult to identify counterfeit products. The sale or return of any counterfeit goods may damage our reputation as a trusted online luxury retailer, which may adversely affect our reputation, customer acceptance and relationships with brand partners.

The legal framework in this area is developing and is increasingly moving towards imposing direct obligations on online platforms, including solutions such as FPS and e-commerce marketplaces such as ours. These developments include, for example, the introduction of the Digital Services Act in the European Union in November 2022 which will start to impact us from 2023. In particular, we may be subject to substantial civil or criminal liability for activities carried out, such as products listed, by our luxury sellers on our platform. While we aim to remain informed of the latest legal developments and review our procedures accordingly, those procedures may not effectively reduce or eliminate our liability.

Regardless of the validity of any claims made against us, we may incur significant costs and efforts to defend against or settle them and such claims could lead to negative publicity and damage to our reputation. If a governmental authority determines that we have aided and abetted, or otherwise failed to meet legal obligations in relation to preventing or addressing, the infringement on or sale of counterfeit goods, we could face regulatory, civil or criminal penalties. For example, in China, listing an untrue or inconsistent product description or information, including the listing of counterfeit goods, could be considered “false advertising” under the PRC Advertising Law, subject to an administrative fine of up to one million RMB, and if there are three or more illegal advertisements from the company, an administrative fine of up to two million RMB, along with other administrative punishments such as the potential revocation of a business license and the advertisement review approval document, and the regulator may also decline to accept the advertisement review approval document's renewal within one year. Furthermore, consumers in China who purchase items on our Marketplaces may bring a “fraud” claim against us, and if successful they would be entitled to three times the price of the item as penalty compensation pursuant to PRC law; and for those who purchase items on our Tmall Luxury Pavilion flagship store and successfully claim with sufficient evidence that a product is counterfeit, such consumers could be entitled to nine times the price of the item as liquidated damages, pursuant to the more onerous Tmall Luxury Pavilion rules that apply to our sales through this channel.

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

Our luxury sellers, including Browns, Violet Grey, the brands in the New Guards portfolio and the brands selling kidswear, eyewear and beauty products, are subject to regulation by the U.S. Consumer Product Safety Commission and similar state and international regulatory authorities, and their products sold on our platform could be subject to involuntary recalls and other actions by these authorities. Concerns about product safety, including concerns about the safety of products manufactured in developing countries, and those that are part of highly regulated product categories such as kidswear, eyewear and beauty (including wellness-related ingestibles), could lead our luxury sellers to recall selected products sold on our Marketplaces. Recalls and government, customer or consumer concerns about product safety could harm our reputation and reduce sales, either of which could have a material adverse effect on our business, results of operations, financial condition and prospects. If any New Guards Group regulated product, or regulated product sold by Browns or Violet Grey, becomes subject to a recall or government, customer or consumer safety concerns, we could experience significant adverse effects or reputational harm, face product liability litigation and governmental investigations and incur costs associated with any remediation actions. As New Guards Group brands are also manufacturers of regulated products, such as beauty products, brands within the New Guards portfolio are subject to more stringent regulation and therefore have increased exposure to potential enforcement risk in respect of product compliance, consumer protection, product liability and product labeling (including in relation to ESG matters). Any noncompliance, or alleged noncompliance, in relation to such regulation could damage our reputation and brand identity and substantially harm our business and results of operations.

Risks Relating to our Intellectual Property

Assertions by third parties of infringement or misappropriation by us of their intellectual property rights or confidential know how could result in significant costs and substantially harm our business and results of operations.

Third parties have asserted, and may in the future assert, that we (including New Guards and the brands in its portfolio) have infringed or misappropriated their trademarks, copyrights, confidential know how, trade secrets, patents or other intellectual property or proprietary rights. Intellectual property disputes can be costly to defend and may cause our business, operating results and financial condition to suffer. As the global digital luxury market expands, the risk increases that there may be patents granted to third parties that relate to our products and technology of which we are not aware or that we must challenge to continue our operations as currently contemplated. From time to time, we face allegations, whether merited or not, that we or our partners have infringed or otherwise violated the patents, trademarks, copyrights or other intellectual property rights of third parties. Such claims have been, and in the future may be, made by competitors seeking to obtain a competitive advantage or by other parties, including, most recently, third parties seeking to use their registered intellectual property rights aggressively as a form of income stream. We may also face allegations that our employees have misappropriated the intellectual property or proprietary rights of their former employers or other third parties. When such claims and allegations arise, it may be necessary for us to initiate litigation to defend ourselves in order to determine the scope, enforceability and validity of third-party intellectual property or proprietary rights, or to establish our respective rights. Regardless of whether claims that we are infringing patents or other intellectual property rights have merit, such claims can be time-consuming, divert management’s attention and financial resources and can be costly to evaluate and defend. Results of any such claims or litigation are difficult to predict and may require us to stop using our products or technology, obtain licenses, modify our services and technology while we develop non-infringing substitutes or incur substantial damages, settlement costs or face a temporary or permanent injunction prohibiting us from marketing or providing the affected products and services. We may also have to redesign our products or services so they do not infringe third-party intellectual property or proprietary rights, which may not be possible or may require substantial monetary expenditures and time, during which our technology and products may not be available for commercialization or use.

We cannot predict whether any such assertions or claims arising from such assertions will substantially harm our business and results of operations, whether or not they are successful. If we are forced to defend against any infringement or other claims relating to the trademarks, copyright, confidential know how, trade secrets, patents or other intellectual property or proprietary rights of third parties, whether they are with or without merit or are determined in our favor, we may face costly litigation or the diversion of technical and management personnel. Furthermore, the outcome of a dispute might require us to cease use of some portion of our technology, develop non-infringing technology, recall or modify infringing merchandise, pay damages, costs or monetary settlements or enter into co-existence, royalty or licensing agreements. Co-existence, royalty or licensing agreements, if required, may be unavailable on terms acceptable to us, or at all. Co-existence agreements in particular would restrict the use of our owned intellectual property rights to certain uses as set out in the co-existence agreement, while the third party would be permitted to use similar, or identical, intellectual property rights that it owns for its own business use as set out in the co-existence agreement, which could dilute the distinctiveness, and therefore the value, of the relevant intellectual property. Any such assertions or litigation could materially adversely affect our business, results of operations, financial condition and prospects.

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

We use open source software in our proprietary software and systems and will use open source software in the future. The licenses applicable to our use of open source software may require that source code that is developed using open source software be made available to the public and that any modifications or derivative works to certain open source software continue to be licensed under open source licenses. From time to time, we may face claims from third parties claiming infringement of their intellectual property rights, or demanding the release or license of the open source software or derivative works that we developed using such software (which could include our proprietary source code) or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to purchase a costly license, publicly release the affected portions of our source code, limit the use of, or cease using, the implicated software unless and until we can re-engineer such software to avoid infringement or change the use of, or remove, the implicated open source software. In addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties, indemnities or other contractual protections with respect to the software (for example, non-infringement or functionality). Our use of open source software may also present additional security risks because the source code for open source software is publicly available, which may make it easier for hackers and other third parties to determine how to breach our website and systems (including FPS) that rely on open source software. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have a material adverse effect on our business, results of operations, financial condition and prospects.

Failure to adequately protect, maintain or enforce our intellectual property rights could substantially harm our business and results of operations.

We rely on a combination of trademark, copyright, confidential information, trade secrets and patent law, and contractual restrictions to protect our intellectual property and other proprietary information. The protection offered by these has its limitations. Despite our efforts to protect and enforce our proprietary rights and information, unauthorized parties have used, and may in the future use, our trademarks or similar trademarks, including those of the brands in the New Guards portfolio (including in the form of counterfeit goods), copy aspects of our website images, features, compilation and functionality or obtain and use information that we consider as proprietary, such as the technology used to operate our website, FPS or our content.

We do not have comprehensive registered protection for all of our brands, including the brands in the New Guards portfolio, in all jurisdictions around the world. There is no guarantee that we will be the first to submit trademark applications in all territories and/or classes for our brands and we have in the past experienced professional “trademark squatters” actively registering our brands’ marks before we are able to in certain markets, including China. We cannot guarantee that we will be able to preempt or successfully challenge such bad faith actors in the future, and we may incur costs in challenging their marks or putting in place preventative measures. In addition, there is no guarantee that our pending trademark applications for any brand will proceed to registration, and even those trademarks that are registered could be challenged by a third party, including by way of revocation or invalidity actions. Our competitors have adopted, and other competitors may adopt, service, business or trading names or brands similar to ours, thereby impeding our ability to build brand identity and possibly diluting our brand or leading to consumer confusion. In addition, there could be potential trade name or trademark ownership or infringement claims brought by owners of other rights, including registered trademarks, in our marks or marks similar to ours, including FARFETCH, BROWNS, STADIUM GOODS, VIOLET GREY and marks relating to brands in the New Guards portfolio and certain intellectual property in China, Macau, Hong Kong and Taiwan relating to the Farfetch word mark. In addition, we license-in, rather than own, certain intellectual property related to certain brands within the New Guards portfolio. Any claims of infringement, brand dilution or consumer confusion related to our brands (including our trademarks) or any failure to renew key license agreements on acceptable terms could damage our reputation and brand identity and substantially harm our business and results of operations.

In addition to our registered trademark protection we have several granted patents in the United Kingdom, Europe and the United States. We also have several pending patent applications in the United Kingdom, Europe and internationally, for aspects of our proprietary technology, and we may file further patent applications in the future. There is no guarantee that these will result in issued patents, and even if these proceed to grant, they and our granted patents could be vulnerable to challenge by third parties, or their claims could be narrowed in scope by the issuing patent office such that they no longer adequately protect our proprietary technology. Further, we may decide not to pursue a patent application for an innovation due to the high costs, diversion of management time, and publication of the underlying innovation that arises from an application. The loss of our material intellectual property as a result of any claims or challenges, or the natural expiration of our intellectual property registrations, could have a material adverse effect on our business, results of operations, financial condition and prospects.

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

We rely on multiple software programmers (as employees or independent consultants and third parties) to design our proprietary technologies, designers (as employees or independent consultants) to create the products sold by the New Guards portfolio of brands and photographers (as employees or independent consultants) to capture the products sold on our platform. Although we make every effort to ensure appropriate and comprehensive assignment or license terms are included in the contracts with such third parties, we cannot guarantee that we own or are properly licensed to use all of the intellectual property in such software, products or images. If we do not have, or lose our ability to use, such software, products or images, we could incur significant additional expense to remove such assets from our platform or re-engineer a portion of our technologies.

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

New Guards relies on various processes and systems for merchandise planning, inventory management, procurement, allocation and fulfilment capabilities. If any such systems were to fail or experience disruptions, including as a result of the COVID-19 pandemic, we may not derive the expected benefits to New Guards’ sales and profitability, or may incur increased costs relative to our current expectations, which could adversely affect our business, financial condition, results of operations and prospects. Refer to “Risks Relating to our Business and Industry — The profitability of our Browns, Stadium Goods, Violet Grey and New Guards businesses depends on our ability to manage inventory levels and, if not managed successfully, our business and results of operations could be adversely affected.”

Our New Guards business relies on contract manufacturing of its products. Our inability to secure production sources meeting our quality, cost, working conditions and other requirements, or failures by our contract manufacturers to perform, could harm our business and reputation.

In the year ended December 31, 2022, New Guards sourced all of its products from independent contract manufacturers who purchase fabric and make products, and may also provide design and development services. As a result, New Guards must locate and secure production capacity. We depend on contract manufacturers to maintain adequate financial resources, including access to sufficient credit, secure a sufficient supply of raw materials, and maintain sufficient development and manufacturing capacity in line with our asset light production model and in an environment characterized by continuing cost pressure and demands for product innovation and speed-to-market. In addition, we currently do not have any material long-term contracts with any of New Guards’ contract manufacturers. Significant difficulties or failures to perform by our contract manufacturers, including as a result of the COVID-19 pandemic or the effects of geopolitical or macroeconomic events, could cause delays in product shipments or otherwise negatively affect our results of operations. As of December 31, 2022, New Guards had relationships with approximately 120 manufacturers in over ten countries. If we decide to consolidate our production in the future, we could incur additional costs and such consolidation could increase our reliance on a smaller number of contract manufacturers.

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

A contract manufacturer’s failure to ship products to us in a timely manner or to meet our quality standards, or interference with our ability to receive shipments due to factors such as port or transportation conditions, security incidents or as a result of the COVID-19 pandemic or the effects of geopolitical events, could cause us to miss the delivery date requirements of our consumers on the Farfetch Marketplace or of our retail and wholesale customers on our Brand Platform. Failing to make timely deliveries may cause our consumers or customers to cancel orders, refuse to accept deliveries, impose noncompliance charges, demand reduced prices, or reduce future orders, any of which could harm our sales and margins. If we need to replace a contract manufacturer, we may be unable to locate additional contract manufacturers on terms that are acceptable to us, or at all, or we may be unable to locate additional contract manufacturers with sufficient capacity to meet our requirements or to fill our orders in a timely manner.

We require contract manufacturers to meet our standards in terms of working conditions, environmental protection, raw materials, facility safety, security and other matters. As such, we may decide to pursue less cost-efficient production to ensure we are meeting our sustainability objectives. We may also encounter delays in production and added costs as a result of the time it takes to train our contract manufacturers in our methods, products and quality control standards. In addition, the labor and business practices of apparel manufacturers and their suppliers have received increased attention from the media, non-governmental organizations, consumers and governmental agencies in recent years. Failures by our contract manufacturers or their suppliers or subcontractors to adhere to labor or other laws, appropriate labor or business practices, safety, structural or environmental standards, and the potential litigation, negative publicity and political pressure relating to any of these events, could harm our business and reputation.

New Guards may not be successful in discovering, promoting and sustaining the reputation of its brands.

New Guards is known for the brands in its portfolio, and the reputation of such brands relies on the quality and exclusiveness of New Guards’ products, its distribution networks, as well as the promotional and marketing strategies applied. Products or marketing strategies not in line with brand objectives, inappropriate behavior by brand ambassadors, New Guards’ employees, distributors or suppliers, or detrimental information circulating in the media may endanger the reputation of such brands and may adversely impact sales.

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

If New Guards grows its portfolio through brand collaborations, partnerships or acquisitions, we may not be successful in integrating new brands into the New Guards systems and strategy; such collaborations, partnerships or acquisitions may divert the time of New Guards management from developing or discovering new brands, and we may not achieve the anticipated benefits from any such collaboration or acquisition. To the extent such collaborations are with third-party licensors, New Guards may not control the distribution, design and development services, supply chain manufacturing capacity or timely shipments for any given licensed brand’s merchandise, and as a result may not have access to merchandise produced by those licensors at desired volumes or on a timely basis, which could have an adverse effect on our business and results of operations. For example, in February 2022 New Guards formed a long-term strategic partnership with Reebok which (i) named New Guards as the core operating partner for Reebok across Europe; and (ii) appointed New Guards as the exclusive partner to create, curate and bring-to-market luxury collaborations and distribute premium Reebok products in over fifty countries. New Guards does not have control of the supply chain lifecycle of the products it distributes as Reebok’s core operating partner in Europe. Furthermore, in support of launching the partnership New Guards will be bearing certain costs and expenses, including but not limited to those associated with logistics operations and holding inventory.

The majority of New Guards’ sales are from carefully selected third-party distributors. The reputation of New Guards’ brands’ products thus rests in part on compliance by all distributors with such brands’ requirements in terms of their approach to the handling and presentation of products, marketing and communications policies and with respect to brand image. New Guards’ or third-party distributors’ failure to provide consumers with high-quality products and high-quality consumer experiences for any reason could substantially harm the reputation of its brands, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

New Guards’ brands or products could be counterfeited or copied, which could have a material adverse effect on its business.

New Guards’ brands, expertise and production methods have in the past and could in the future be counterfeited or copied. Its products may be distributed in parallel retail networks, including online sales networks, without our consent.

Counterfeiting and parallel distribution have an immediate adverse effect on revenue and profit. Activities in these or other illegitimate channels may damage the brand image of the relevant products over time and may also lower consumer confidence, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

Although New Guards monitors websites, marketplaces and social media networks with the aim of detecting any unauthorized use of New Guard’s brands, and records its trademarks and designs with the appropriate authorities, New Guards may not be able to detect all unauthorized uses and may not be successful in challenging such uses.

New Guards licenses, rather than owns, certain intellectual property related to certain brands within its brand portfolio and it may not be successful in maintaining such intellectual property rights.

New Guards licenses, rather than owns, certain intellectual property related to certain brands within its brand portfolio, and such licenses generally include expiration dates and termination provisions. For example, New Guards’ license of the trademarks of the Off-White brand, which accounted for a majority of our Brand Platform GMV in the year ended December 31, 2022, expires in 2035 and includes a right for either party to opt out of the agreement effective as of January 1, 2026, subject to notice provisions. The agreement is also subject to standard termination rights related to unremedied material breaches of the license agreement and insolvency events.

Any failure to maintain or renew key license agreements on acceptable terms could damage our reputation and brand identity and could have a material adverse effect on our business, results of operations, financial condition and prospects.

Our New Guards business may be unable to maintain or increase sales through physical distribution channels.

Revenue attributable to our Brand Platform, which accounted for 20.6% of our total revenue in the year ended December 31, 2022, is primarily derived from the wholesale distribution of brands in the New Guards portfolio to carefully selected third-party distributors. We may be unable to maintain or increase sales of New Guards’ brands’ merchandise through these distribution channels for several reasons, including the following:

•
we may be unable to maintain the popularity of the brands in the New Guards portfolio or discover, attract and acquire new popular brands;
•
the distributors may change their apparel strategies in a way that shifts focus away from luxury streetwear and related categories or away from New Guards’ brands’ typical consumers;
•
the distributors, including retailers, may experience competitive pressure, a decrease in orders, financial difficulties or bankruptcy as a result of macroeconomic conditions, the COVID-19 pandemic or the secular shift of consumers’ luxury fashion purchases to other channels, such as e-commerce sites (including the Farfetch Marketplace); or
•
the distributors may experience disruptions, delays, shutdowns or other difficulties as a result of the COVID-19 pandemic or the effects of geopolitical or macroeconomic events.

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

As of December 31, 2022, Browns operated one retail store, Stadium Goods operated two retail stores, Violet Grey operated one retail store and New Guards operated thirteen Off-White stores as well as three Ambush stores, three Palm Angels stores and four Off-White outlets. In addition, New Guards has over fifty franchised retail stores and one seasonal store across its various brands, and anticipates opening additional mono-brand stores in the short-to-medium term.

The operating costs of our retail stores could increase, or stores or facilities may be impacted by changes in the real estate market, demographic trends, site competition, dependence on third-party performance or the overall economic environment. In addition, if there is a resurgence of the COVID-19 pandemic and related government orders we may be required to, or determine it is necessary to, temporarily close our Browns, Stadium Goods, Violet Grey or New Guards' brands’ retail stores, as we did at certain points in 2020.

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

Furthermore, New Guards’, Stadium Goods’, Violet Grey’s and Browns’ respective growth strategies may involve expansion into additional geographic markets in the future. Additional geographic markets may have different competitive conditions, consumer trends and discretionary spending patterns than the markets in which New Guards, Stadium Goods, Violet Grey and Browns currently operate retail stores, which may cause their operations in these markets to be less successful than operations in existing markets.

Leasing real estate exposes us to possible liabilities and losses.

Our Browns, Stadium Goods, Violet Grey and New Guards businesses lease retail properties including for existing and under-development retail and consignment spaces. In connection with these properties, we are subject to all of the risks associated with leasing real estate. In particular, the value of the assets could decrease, operating costs could increase, or a store may not be opened as planned due to changes in the real estate market, demographic trends, site competition, dependence on third-party performance, the overall economic environment or may be closed again as a result of the COVID-19 pandemic. Additionally, we are subject to potential liability for environmental conditions, exit costs associated with the disposal of a store and commitments to pay base rent for the entire lease term or operate a store for the duration of an operating covenant.

In addition, we lease office space in eleven countries and territories, and at considerable cost, which we may be unable to fully utilize, as a result of the COVID-19 pandemic, flexible work policies or our cost rationalization initiatives. If we are unable to negotiate changes to the lease agreements on commercially acceptable terms, if at all, we will remain responsible for the lease obligations and incur costs with little benefit to us.

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

Our Chief Executive Officer, Mr. Neves, has considerable influence over important corporate matters due to his ownership of us. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares are entitled to twenty votes per share, subject to certain exceptions. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or other entity, other than an affiliate of Mr. Neves, such Class B ordinary shares will be automatically and immediately converted into the equal number of Class A ordinary shares. Due to the disparate voting powers associated with our two classes of ordinary shares, Mr. Neves holds approximately 71.1% of the aggregate voting power of our Company. As a result, Mr. Neves has considerable influence over matters such as electing or removing directors, approving any amendments to our Articles and approving material mergers, acquisitions or other business combination transactions. In addition, under our Articles, our Board of Directors will not be able to form a quorum without Mr. Neves for so long as Mr. Neves remains a Director. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares of the opportunity to sell their shares at a premium over the prevailing market price.

Moreover, in the event that Mr. Neves no longer controls a majority of our voting power, whether as a result of the disposition of some or all of his ordinary shares, the conversion of his Class B ordinary shares into Class A ordinary shares, or otherwise, his loss of influence over corporate matters could result in changes in the Company’s management, corporate culture, and/or operations, and our business and the trading price of our Class A ordinary shares may be adversely affected. Furthermore, if Mr. Neves were to lose voting control of the Company, this could have an adverse impact on our relationships with our strategic partners and could result in our inability to execute on our various business initiatives with Richemont and YNAP. This loss of control could also present an opportunity for a shareholder or group of shareholders to acquire ownership of our ordinary shares in an amount that results in their ability to exert influence or control over our management and affairs, and such shareholder’s interests may differ from or conflict with yours.

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

In the course of preparing our financial statements for fiscal 2021 and 2022, we identified material weaknesses in the design and operation of our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. Our management has determined that we had one material weakness as at December 31, 2022, relating to the operation of internal control over financial reporting at the New Guards business. To address this material weakness, we have made changes to our procedures and controls as further described under Item 15. “Controls and Procedures.” We will not be able to fully remediate this material weakness until these steps have been completed and have been operating effectively for a sufficient period of time.

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

As we continue to evaluate and work to improve our internal control over financial reporting, our management may determine whether to take additional measures, or modify the remediation plan described above or identify additional control deficiencies or material weaknesses. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Due to these inherent limitations in control systems, misstatements due to error or fraud may occur and not be detected. We cannot assure you that our remediation plan will be sufficient to prevent future material weaknesses from occurring. There is no assurance that we will not identify additional material weaknesses or deficiencies in our internal control over financial reporting in the future.

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

We report under the Securities Exchange Act of 1934, as amended (“Exchange Act”) as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we are subject to Cayman laws and regulations with regard to such matters and intend to furnish quarterly financial information to the SEC, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including, among others: (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time, (3) the rules under the Exchange Act requiring the filing with the SEC of Quarterly Reports on Form 10-Q containing unaudited financial and other specified information, although we intend to provide selected quarterly information on Form 6-K, and (4) the rules under the Exchange Act requiring filing with the SEC of Current Reports on Form 8-K information upon the occurrence of specified events. In addition, foreign private issuers are required to file their annual report on Form 20-F within four months after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their Annual Report on Form 10-K within seventy-five days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their Annual Report on Form 10-K within sixty days after the end of each fiscal year. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act that are applicable to U.S. domestic public companies. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2023. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our Directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we would be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We would also have to mandatorily comply with U.S. federal proxy requirements, and our officers, Directors and principal shareholders would become subject to the short‑swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements under the NYSE listing rules. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting, reporting and other expenses that we will not incur as a foreign private issuer. These expenses would relate to, among other things, the obligation to present our financial information in accordance with U.S. generally accepted accounting principles (“GAAP”) in the future.

As we are a foreign private issuer and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements.

As a foreign private issuer, we have the option to follow certain home country corporate governance practices rather than those of the NYSE, provided that we disclose the requirements we are not following and describe the home country practices we are following, and we intend to rely on this “foreign private issuer exemption” with regard to certain matters. Specifically, the NYSE rules require, in certain circumstances, shareholder approval for equity compensation plans, material revisions to those plans and equity issuances above specified amounts and/or to specified persons, which is not required under Cayman Islands law. We intend to follow home country law in determining whether shareholder approval is required. We currently voluntarily follow the remaining governance practices applicable to a U.S. non-controlled domestic issuer and do not avail ourselves of the exemptions afforded to foreign private issuers or controlled companies under the NYSE rules. We may in the future, however, decide to use other foreign private issuer exemptions with respect to some or all of the other NYSE listing requirements. As a result, our shareholders do not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance standards and shareholder approval requirements. Refer to Item 16G. “Corporate Governance.”

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

A merger or consolidation may proceed under Cayman Islands law in one of two ways: by a court‑sanctioned scheme of arrangement or by a statutory merger. If a merger is effected by way of a Cayman Islands scheme of arrangement, shareholders who voted at the scheme meeting(s) (convened by way of an order of the Grand Court of the Cayman Islands (the “Grand Court”)) may attend and raise objections at the sanction hearing in respect of the scheme of arrangement, where the Grand Court will consider, amongst other things, whether to sanction the scheme of arrangement including whether the terms and conditions of the proposed scheme of arrangement are fair to all affected shareholders. While shareholders may file an objection to the scheme of arrangement with the Grand Court against the sanctioning of the scheme of arrangement at the sanction hearing, no appraisal or dissenting rights are available to such holders relating to the value of their shares or payment for them in connection with the scheme of arrangement.

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

We may be treated as a passive foreign investment company ("PFIC"), which could result in material adverse tax consequences for investors in our Class A ordinary shares subject to U.S. federal income tax.

We would be classified as a PFIC for any taxable year if, after the application of certain look‑through rules, either: (1) 75% or more of our gross income for such year is “passive income” as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended (the “Code”), or (2) 50% or more of the value of our assets, determined on the basis of a quarterly average, during such year is attributable to assets that produce or are held for the production of passive income. Based on our market capitalization, and composition of our income, assets and operations, we do not believe we were a PFIC for the taxable year that ended on December 31, 2022, and we do not expect to be treated as a PFIC in the foreseeable future. However, our status as a PFIC in any taxable year requires a factual determination that depends on, among other things, the composition of our income, assets, and activities in each year, and can only be made annually after the close of each taxable year. Therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or for any future taxable year. If we are treated as a PFIC for any taxable year during which a U.S. Holder (as defined in Item 10. “Additional Information – E. Taxation – U.S. Federal Income Tax Considerations”) holds our Class A ordinary shares, the U.S. Holder may be subject to material adverse tax consequences upon a sale, exchange, or other disposition of our Class A ordinary shares, or upon the receipt of distributions in respect of our Class A ordinary shares. We cannot provide any assurances that we will assist investors in determining whether we or any of our non‑U.S. subsidiaries are a PFIC for any taxable year. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to their investment in our Class A ordinary shares. For further discussion, refer to Item 10. “Additional Information – E. Taxation – U.S. Federal Income Tax Considerations.”

If a U.S. person is treated as owning at least 10% of our shares, such holder may be subject to adverse U.S. federal income tax consequences.

Depending upon the aggregate value and voting power of our shares that U.S. persons are treated as owning (directly, indirectly, or constructively), we could be treated as a controlled foreign corporation (“CFC”). Additionally, because our Group includes one or more U.S. subsidiaries, certain of our non‑U.S. subsidiaries will be treated as CFCs, regardless of whether or not we are treated as a CFC. If a U.S. person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our shares, such person may be treated as a “U.S. shareholder” with respect to each CFC in our Group (if any), which may subject such person to adverse U.S. federal income tax consequences. Specifically, a U.S. shareholder of a CFC may be required to annually report and include in its U.S. taxable income its pro rata share of each CFC’s “Subpart F income,” “global intangible low‑taxed income” and investments in U.S. property, whether or not we make any distributions of profits or income of a CFC to such U.S. shareholder. If you are treated as a U.S. shareholder of a CFC, failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations with respect to your U.S. federal income tax return for the year for which reporting was due from starting. Additionally, a U.S. shareholder that is an individual would generally be denied certain tax deductions or indirect foreign tax credits that may otherwise be allowable to a U.S. shareholder that is a U.S. corporation. We cannot provide any assurances that we will assist investors in determining whether we or any of our non‑U.S. subsidiaries are treated as CFCs or whether any investor is treated as a U.S. shareholder with respect to any of such CFCs, nor do we expect to furnish to any U.S. shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The IRS has provided limited guidance on situations in which investors may rely on publicly available alternative information to comply with their reporting and tax paying obligations with respect to foreign-controlled CFCs. U.S. investors should consult their advisors regarding the potential application of these rules to their investment in the Class A ordinary shares.

Risks Related to our Indebtedness

Our indebtedness could adversely affect our financial health and competitive position.

We have access to a $400 million senior secured term loan facility (the “Term Loan”), which was issued with a 6.50% original issue discount, pursuant to a credit agreement, dated as of October 20, 2022, among Farfetch US Holdings, Inc. (the “Borrower”), a Delaware corporation and wholly owned indirect subsidiary of Farfetch Limited, Farfetch Holdings plc, JPMorgan Chase Bank, N.A., as administrative agent, Wilmington Trust, National Association, as collateral agent, J.P. Morgan Securities LLC, as the lead arranger and sole physical bookrunner, and certain banks and financial institutions party thereto as lenders and issuing banks (the “Credit Agreement”). The Term Loan matures on October 20, 2027 (the “Maturity Date”) (unless payable earlier in accordance with the terms of the Credit Agreement). Repayment of the Term Loan is due in quarterly installments of 0.25%, payable on the last Business Day (as defined in the Credit Agreement) of each fiscal quarter and on the Maturity Date, beginning with the fiscal quarter ending on March 31, 2023. The Term Loan bears interest at a rate equal to, at the Borrower’s option, either the Base Rate (as defined in the Credit Agreement) plus 5.25% per annum or Term SOFR (as defined in the Credit Agreement) plus 6.25% per annum, which exposes the Group to interest rate risk. A Term Loan borrowed in Base Rate is subject to a 0% floor and a Term Loan borrowed in Term SOFR is subject to a 0.50% floor. The Borrower has initially elected to make quarterly interest payments at a rate equal to the Term SOFR plus 6.25% per annum.

The Credit Agreement contains customary negative covenants, including, but not limited to, restrictions on certain entities in the Group's ability to incur additional debt, make investments, make distributions, dispose of assets, repay junior debt and enter into certain types of related party transactions. These restrictions may restrict our current and future operations, particularly our ability to respond to certain changes in our business or industry, or take future actions. Pursuant to the Credit Agreement and related security agreements, we granted the lenders a security interest in a substantial portion of our assets. The obligations under the Credit Agreement are also guaranteed by Farfetch Holdings plc and certain of its subsidiaries.

Our ability to meet our obligations under the Credit Agreement can be impacted by events beyond our control and we may be unable to do so. The Credit Agreement provides that our breach or failure to satisfy certain covenants constitutes an event of default. Upon the occurrence of an event of default, our lenders could elect to declare all amounts outstanding under any Loan Document (as defined in the Credit Agreement) to be immediately due and payable. In addition, our lenders would have the right to enforce their security over the assets we provided as collateral pursuant to the Credit Agreement and the security agreements. If the debt under the Credit Agreement was to be accelerated, we may not have sufficient cash on hand or be able to sell sufficient collateral to repay it, which would have an immediate adverse effect on our business and operating results.

If our operating performance declines, we may in the future need to obtain waivers from the required lenders under the Credit Agreement to avoid being in default. If we breach our covenants under the Credit Agreement or we are in default thereunder and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we would be in default under the Credit Agreement; the lenders could exercise their rights, as described above; and we could be forced into bankruptcy or liquidation.

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
•
limit our flexibility in planning for, or reacting to, changes in our business and the luxury fashion industry; and
•
limit our ability to borrow additional funds.

Any agreements evidencing or governing other future indebtedness may contain certain negative covenants that could limit our ability to engage in certain activities that are in our best interest.

To service our indebtedness, we require cash, and our ability to generate cash is subject to many factors beyond our control.

Our ability to make payments on and to refinance our existing and any future indebtedness, including our (i) 3.75% convertible senior notes due 2027 (the “April 2020 Notes”) and 0.00% convertible senior notes due 2030 (the “November 2020 Notes”) (collectively, the “Notes”) and (ii) the Credit Agreement, and to fund planned capital expenditures will depend on our ability to generate cash in the future. This is subject, to a certain extent, to general economic, financial, competitive, regulatory and other factors that are beyond our control.

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

In addition, our Credit Agreement contains, and any future indebtedness that we may incur may contain, negative covenants that limit our ability to, at certain times, operate our business, raise capital or make payments on our other indebtedness. If we fail to comply with these covenants or to make payments on our indebtedness when due, then we would be in default under the documents constituting that indebtedness which could, in turn, result in that and our other indebtedness becoming immediately payable in full.

General Risk Factors

Our operating results and Class A ordinary share price may be volatile, and the market price of our Class A ordinary shares may drop below the price you pay.

Our quarterly operating results are likely to fluctuate in the future in response to numerous factors, many of which are beyond our control, including each of the factors set forth above. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or geopolitical conditions, could subject the market price of our Class A ordinary shares to wide price fluctuations regardless of our operating performance.

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

As a public company we incur significant legal, accounting, insurance and other expenses. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the NYSE and other applicable rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel continue to devote a substantial amount of time to ensure that we comply with all of the applicable reporting requirements, rules and regulations, and such requirements, rules and regulations increase our legal and financial compliance costs and make certain activities more time consuming and costly. In addition, these laws, rules and regulations also make it difficult and more expensive for us to obtain certain types of insurance, including director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These factors could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, the committees of our Board of Directors or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to the delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

Furthermore, as a publicly traded company, we are required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which require management to certify financial and other information in our annual reports and provide an annual management report on the effectiveness of control over financial reporting. We are required to disclose material changes in internal control over financial reporting on an annual basis and we are also required to complete an annual assessment of our internal control over financial reporting pursuant to Section 404, and management’s report related to such assessment must be included in our annual reports on Form 20-F. Additionally, we are required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm.

Our efforts to achieve and maintain compliance with Section 404, and our efforts needed to remediate any identified material weaknesses has been and will continue to be both costly and challenging. In this regard, we have had to continue to dedicate internal resources and adopt a detailed work plan to assess and document the adequacy of our internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. If we are unable to remediate any existing material weakness and/or identify additional material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our Consolidated financial statements. As a result, the market price of our Class A ordinary shares could be negatively affected and we could become subject to investigations by the NYSE, the SEC or other regulatory authorities, which could require additional financial and management resources.

We may not pay dividends on our Class A ordinary shares in the future and, consequently, your ability to achieve a return on your investment will depend on the appreciation in the price of our Class A ordinary shares.

We may not pay any cash dividends on our Class A ordinary shares in the future. Any decision to declare and pay dividends in the future will be made at the discretion of our Board of Directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our Board of Directors may deem relevant. In addition, our existing indebtedness includes limitations impacting our ability to pay dividends, which also may be limited by covenants of any future outstanding indebtedness we or our subsidiaries incur. Therefore, any return on investment in our Class A ordinary shares is solely dependent upon the appreciation of the price of our Class A ordinary shares on the open market, which may not occur. Refer to Item 8. “Financial Information – A. Consolidated Statements and Other Financial Information – Dividend Policy.”

Item 4. Information on the Company

A. History and Development of the Company

Corporate Information

We were incorporated as Farfetch Limited in the Cayman Islands on May 15, 2018 as an exempted company with limited liability under the Companies Act. Exempted companies are Cayman Islands companies whose operations are conducted mainly outside of the Cayman Islands. Our legal name is Farfetch Limited, and our commercial name is Farfetch. Our principal executive offices are located at The Bower, 211 Old Street, London EC1V 9NR, United Kingdom. Our telephone number at this address is +44 (0) 20 7549 5400. Prior to our incorporation in the Cayman Islands, we conducted our business through Farfetch.com Limited, incorporated with limited liability under the laws of the Isle of Man with registered number 000657V, and its subsidiaries.

For a discussion of our principal capital expenditures, refer to Item 5. “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources,” Item 4. “Information on the Company — D. Property, Plants and Equipment” and Note 12, Property, plant and equipment, within our Consolidated financial statements included elsewhere in this Annual Report.

Our agent for service of process in the United States is CT Corporation, whose address is 28 Liberty Street, New York, NY 10005, United States.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers, such as us, that file electronically with the SEC at www.sec.gov. Our website address is www.farfetchinvestors.com. We use this investors section of our website as a means of disclosing material, non-public information. Accordingly, investors should monitor this section of our website, in addition to following our press releases, SEC filings and public conference calls and webcasts. Investors may also receive email alerts and other information about us by enrolling their email address under “Investor Resources” of our investors page.

We have included our website address in this Annual Report solely for informational purposes, and the information contained on our website is not incorporated by reference in this Annual Report.

Senior Secured Term Loan Facility

On October 20, 2022, the Term Loan was made available to us. The Term Loan was issued with a 6.50% original issue discount, pursuant to the Credit Agreement. The Term Loan matures on October 20, 2027, the Maturity Date (unless payable earlier in accordance with the terms of the Credit Agreement). Repayment of the Term Loan is due in quarterly installments of 0.25%, payable on the last Business Day (as defined in the Credit Agreement) of each fiscal quarter and on the Maturity Date, beginning with the fiscal quarter ending on March 31, 2023. The Term Loan bears interest at a rate equal to, at the Borrower’s option, either the Base Rate (as defined in the Credit Agreement) plus 5.25% per annum or Term SOFR (as defined in the Credit Agreement) plus 6.25% per annum, which exposes the Group to interest rate risk. A Term Loan borrowed in Base Rate is subject to a 0% floor and a Term Loan borrowed in Term SOFR is subject to a 0.50% floor. The Borrower has initially elected to make quarterly interest payments at a rate equal to the Term SOFR plus 6.25% per annum.

The Credit Agreement contains customary negative covenants, including, but not limited to, restrictions on certain entities in the Group's ability to incur additional debt, make investments, make distributions, dispose of assets, repay junior debt and enter into certain types of related party transactions. These restrictions may restrict our current and future operations, particularly our ability to respond to certain changes in our business or industry, or take future actions. Pursuant to the Credit Agreement and related security agreements, we granted the lenders a security interest in a substantial portion of our assets. The obligations under the Credit Agreement are also guaranteed by Farfetch Holdings plc and certain of its subsidiaries.

Partnership with Richemont and Alabbar

On August 24, 2022, we and Alabbar agreed, pursuant to a share purchase agreement, to acquire 47.5% and 3.2%, respectively, of YNAP from Richemont. The 47.5% to be acquired by Farfetch will be acquired in return for Farfetch Class A ordinary shares. As part of the partnership (i) most of Richemont’s Maisons will join the Farfetch Marketplace, and (ii) YNAP and most of Richemont’s Maisons will re-platform using FPS. As at February 2023, a Marketplace framework agreement with Richemont and certain FPS contracts that cover this transition have been entered into for Richemont and YNAP. Statements of work have been agreed for Cartier and all of the YNAP businesses. In addition (i) statements of work for the re-platforming services and (ii) Marketplace partner contracts for the Marketplace services will be entered into on a phased basis for the remaining in-scope Richemont Maisons. Completion of the transaction is conditional upon, among other factors, receipt of regulatory approvals. Following completion of this initial acquisition (the “Closing”), and subject to YNAP achieving certain financial performance metrics, Richemont shall, following the third anniversary of the Closing and prior to the fifth anniversary thereof, have the right to require Farfetch to acquire the remaining 52.5% of YNAP (including Alabbar’s 3.2%) in consideration for which Farfetch will issue Class A ordinary shares to Richemont and Alabbar. In addition, following the Closing and prior to the fifth anniversary thereof, Farfetch may exercise a call option in respect of the YNAP shares it does not own, in consideration for which Farfetch shall issue Class A ordinary shares to Richemont and Alabbar.

B. Business Overview

Our Mission

Farfetch exists for the love of fashion. We believe in empowering individuality. Our mission is to be the leading global platform for the luxury industry, connecting creators, curators and consumers.

Overview

Founded in 2007 by José Neves and launched in 2008, Farfetch is the leading global platform for the luxury fashion industry. Our businesses include:

•
The Farfetch Marketplace – the largest global digital luxury fashion marketplace at scale connecting, as of December 31, 2022, consumers in over 190 countries and territories with merchandise in more than 50 countries from over 1,400 sellers, including brands, boutiques and department stores, delivering a unique shopping experience with access to the most extensive selection of luxury at a single destination.
•
Farfetch Platform Solutions – our white-label enterprise offering to the luxury industry, which builds and operates e-commerce and technology solutions for luxury brands and retailers, utilizing the proprietary Farfetch platform. FPS also offers our luxury sellers ancillary services, including digital marketing, production, and customer service. FPS operates as the enabler of our LNR vision, facilitating the digitization of enterprise clients’ businesses, in addition to commercializing and scaling solutions conceptualized by Farfetch Future Retail, including Connected Retail.
•
New Guards – a platform that uses a single common infrastructure and model to incubate and grow emerging talent into highly sought-after brands. New Guards designs, manufactures and distributes sought-after luxury fashion brands including Off-White, Palm Angels, and Ambush, among others. New Guards will also operate our Reebok distribution partnership.
•
Browns – an iconic British fashion and luxury goods retailer. Browns leverages our digital platform applications by selling through the Farfetch Marketplace, the Browns website and iOS app, which are powered and operated by FPS. Browns also operates one physical store in London, pioneering Farfetch Future Retail innovations, such as connected retail products, developed in conjunction with our LNR vision and implemented by FPS.
•
Stadium Goods – a premium sneaker and streetwear marketplace and retailer connecting sneakerheads around the world with merchandise primarily supplied by consignors.

We organize and report our business in three reportable operating segments: Digital Platform, Brand Platform and In-Store.

The Digital Platform segment activities include the Farfetch Marketplace, FPS, BrownsFashion.com, StadiumGoods.com, VioletGrey.com, Luxclusif, Farfetch Future Retail, and any other online sales channel operated by the Group, including the respective websites of the brands in the New Guards portfolio. It derives its revenues mostly from transactions between sellers and consumers conducted on our technology platforms, and primarily operates a revenue share model where we retain commissions and related income from these transactions. The Digital Platform segment also includes direct-to-consumer sales of owned product, referred to as “first-party sales,” which include “first-party original” product developed by brands in the New Guards portfolio, through the Farfetch Marketplace and New Guards brands’ owned e-commerce websites, for which we retain the full amount of the sale.

The Brand Platform segment is comprised of production and wholesale distribution of brands owned and licensed by New Guards, and includes franchised store operations.

The In-Store segment covers the activities of stores we operate, including Browns, Stadium Goods, Violet Grey and certain brands in the New Guards portfolio. Revenues are derived from sales made in these physical stores.

We are the leading global platform for the luxury fashion industry, and we take an integrated approach to operating our businesses across the digital, physical and virtual realms to serve our mission to connect the world's creators, curators and consumers. These businesses are reflected in our three reporting segments as follows:

Our reporting segments, Digital Platform, Brand Platform and In-Store, are organized and reported by channel, based on where consumers shop. In the future, we aim to transition our reporting framework to our business pillars: Marketplaces, Platform Solutions and Brand Platform; which we outlined at our Capital Markets Day on December 1, 2022. While this represents a potential future progression of our reporting segments, we do not expect to report, internally or externally, actual results for these pillars in the near term. Our business pillars are as follows:

Our business has grown significantly, as evidenced by the following:

•
As of December 31, 2022, we had 3,918,000 Active Consumers, up 6% since December 31, 2021. As of December 31, 2021, we had 3,687,000, up 22% since December 31, 2020.

•
Our GMV for 2022 was $4,059 million, despite it being down 4% over 2021, it was $4,230 million in 2021, up 33% over 2020.
•
Our revenue for 2022 was $2,317 million, up 3% from 2021, and was $2,257 million in 2021, up 35% from 2020.
•
Our Digital Platform Services Revenue for 2022 was $1,420 million, up 2% over 2021, and was $1,386 million in 2021, up 34% over 2020.

For geographical and segmental revenue, refer to Note 5, Segmental and geographical information within our Consolidated financial statements included elsewhere in this Annual Report.

Seasonality

Our business is seasonal in nature. Historically, our business has realized a disproportionate share of our revenue and earnings for the year in the fourth quarter, attributable primarily to the impact of the year-end holiday season and seasonal promotions. Our Brand Platform segment operates to a wholesale cycle which has traditionally seen higher levels of sales in the first and third quarters of the year as compared to the second and fourth quarters of the year. However in 2022, we saw a lower level of sales in the first quarter as a result of delays in order shipments arising from the migration to a new warehouse partner. We then saw a partial recovery from these delayed shipments and higher level of sales than expected in the second quarter of the year.

In 2022, our revenues in the first, second, third and fourth quarters represented 22%, 25%, 26% and 27%, respectively, of our total revenues for the year. This is compared to 22%, 23%, 26% and 29%, respectively, in 2021.

As a result of these factors, our financial results for any single quarter or for periods of less than one year are not necessarily indicative of the results that may be achieved for a full fiscal year.

Our Platform Approach and Luxury New Retail Vision

Our platform, initially built for the Farfetch Marketplace, based on deep knowledge of the luxury industry, technology and operations infrastructure, and is also utilized by Browns, Stadium Goods, Violet Grey and the New Guards portfolio of brands, as well as our FPS partners. We drive interactions between our business pillars to leverage our platform including optimizing our global logistics and operations capabilities, including our Fulfilment by Farfetch initiative, which offers fulfilment solutions for luxury partners. A key benefit of our platform approach is that new features developed for our direct-to-consumer channels, including the Farfetch Marketplace and existing FPS partners can be made available to existing and future platform clients. Further, the way in which we partner with other innovative companies is designed to further strengthening our platform ecosystem.

We believe the future of luxury fashion retail will be defined by the reinvention of the customer experience, through online and offline integrations. Originally, we coined the term "Augmented Retail" to describe our vision for bringing the online and offline luxury worlds together. We unveiled this vision of Augmented Retail, taking the magic of the physical store experience and bringing it together with the advantages of the online and digital experience, underpinned by use of data, in 2017. LNR represents the evolution of this vision. The LNR vision, announced in November 2020, is our overarching strategy aiming to redefine the future of luxury retail for Farfetch and the luxury industry at-large.

The LNR vision seeks to enable the digitization of the luxury industry and how customers will shop for luxury in the future by leveraging Farfetch’s platform elements including our Marketplaces, FPS, New Guards and our stores. This strategy is activated via FPS, which offers a full scale of enterprise solutions including our connected retail suite of products and other emerging technologies powered by the Farfetch platform.

With LNR, our aim is to position ourselves as a digital enabler of brand and retail partners to enable us to not only serve the online luxury market, but to also address the digital strategies of our enterprise partners’ physical, digital and virtual channels, and therefore, the wider global luxury industry.

In August 2022 we announced a landmark transaction with Richemont which, subject to the receipt of certain regulatory approvals, is intended to allow Richemont Maisons and YNAP to advance their technology capabilities by adopting FPS and joining the Farfetch Marketplace. The first stage of this transaction will also include a minority investment into YNAP and its transformation into a hybrid retail marketplace model through the adoption of our technology.

Our Marketplaces

The Farfetch Marketplace

The Farfetch Marketplace is the largest digital luxury marketplace in the world, connecting consumers from over 190 countries and territories and luxury sellers in over 50 countries.

For consumers, we provide access to, as of December 31, 2022, over 3,400 different brands from over 1,400 luxury sellers, including over 850 of the world’s leading luxury retailers and over 600 brands. Our marketplace model allows us to aggregate supply from a large number of globally distributed sources, offering consumers both breadth and depth of luxury merchandise while incurring minimal inventory risk and without capital intensive retail operations. Consumers are able to engage with us across our website and iOS and Android apps, including our apps developed specifically for our consumers in China, as well as on our Tmall Luxury Pavilion storefront.

For luxury sellers we facilitate the connection to nearly four million Active Consumers, as of December 31, 2022. The Farfetch Marketplace is a global multi-brand luxury platform that offers brands direct-to-consumer distribution via an e-concession model. The proposition for brands includes full control over merchandising and pricing together with competitive margins vis-à-vis wholesale distribution. As our new and existing brand partners have taken actions to tilt their distribution strategy away from wholesale towards direct-to-consumer, we have continued to evolve our value proposition and increased our focus on increasing the attractiveness of Farfetch’s multi-brand e-concession model. We expect this to result in more brands, boutiques and department stores and new types of retailers joining the Farfetch Marketplace, as well as expanding the breadth and depth of supply from our existing luxury seller base.

In our Marketplace model, more brands, boutiques and department stores on the Farfetch Marketplace increases the choices available to consumers. Additionally, New Guards enables us to offer the broadest selection of, and exclusive access to, merchandise from the New Guards portfolio of brands further enriching our offering to consumers.

We have also expanded into other luxury categories and offerings on our direct-to-consumer channels, which creates additional opportunities for luxury sellers on the Farfetch Marketplace. In April 2022, we launched beauty in a manner that enables beauty brands to launch their products on Farfetch via our e-concession model and benefit from the higher margins that entails, with additional first-party supply from indie brands through Browns and Violet Grey, which we acquired in January 2022. We have also expanded our pre-owned offering category as we amplify our Positively Farfetch sustainability proposition. In our aim to become the leading global platform for pre-owned luxury, we acquired Luxclusif in December 2021, a business-to-business service provider with a successful turnkey solution enabling the acquisition, authentication and sale of second-hand luxury goods, which we believe will allow us to significantly accelerate our pre-owned capabilities through the development of key technology and service features.

In the year ended December 31, 2022, GMV of more recently launched categories such as kidswear, and watches and jewelry outperformed the overall Farfetch Marketplace. As part of the announced transaction with Richemont, we plan to add most of the Richemont Maisons to the Farfetch Marketplace. We expect this to increase our watches and jewelry supply.

The Farfetch Marketplace also provides integrated, end-to-end services for luxury sellers, including content creation and end-to-end logistics and a localized luxury experience and customer care for Farfetch Marketplace consumers. In-house content creation allows us to achieve a luxury product presentation with a consistent look and feel, with short lead times and low costs. Our content creation process includes styling, photographing, photo-editing, product description and content management. In addition, we continue to develop and adopt technology solutions to enhance the quality of our content at a lower cost. For example, in December 2021, we acquired Allure, which utilizes artificial intelligence to create high-quality on-model images via 360 degree renderings, allowing retailers and brands to scale quality imagery with automation.

We have invested significant resources in developing our fully integrated logistics network. We have developed smart supply chain capabilities which make our supply chain scalable, capital efficient and highly agile, including back-end integrations into multiple supply points and algorithms that are built around deep analytics. These capabilities are developed at a platform level and therefore can also be utilized by our FPS clients. In addition, through our Fulfilment by Farfetch proposition we offer logistics solutions tailored to the luxury industry with our third-party logistics warehouses.

The Farfetch Marketplace is built on our modular end-to-end digital platform, which is built on an API-enabled proprietary technology stack. Our digital platform is built for multi-tenancy and multi-client use. This allows the same infrastructure and services architecture to support our Marketplaces, FPS and Farfetch Future Retail, as well as the tools we offer to our luxury sellers.

Browns provides a good example of our omni-channel approach in practice. Ownership of Browns has enabled us to understand the luxury fashion ecosystem through the lens of a retailer. Browns leverages our digital platform applications by selling through the Farfetch Marketplace, the Browns website and iOS app, as well as operating a store with connected retail technology, all of which are powered and operated by FPS.

Consumer Acquisition and Retention

We are focused on leveraging what we believe is the sustained adoption of online channels by luxury consumers, to retain our consumers and attract new ones. This includes ensuring that through the breadth and depth of our supply, which is enhanced by supply from New Guards, Browns, Stadium Goods and Violet Grey, as well as our comprehensive approach to data and analytics, we are able to offer our consumers the merchandise that they want. By leveraging our data resources and refining our approach to data analytics, we have been able to optimize and improve our marketing approach and create a relevant, personalized consumer experience, which we believe will bring new consumers to our direct-to-consumer channels while also motivating existing consumers to visit our apps and sites more often, transact more efficiently and increase their order values.

We focus on building continuous dialogue with our consumers given their levels of engagement with luxury shopping. We do this by creating inspiring content and developing personalized and tailored product recommendations, which we distribute via email, push notifications, social media, display advertising and directly on the Farfetch Marketplace.

In 2022, we continued to build membership and awareness in our ACCESS loyalty program which provides consumers with benefits and rewards based on their annual spend on the Farfetch Marketplace. Based on the success of ACCESS, we have continued to invest in the program, including enhanced features to increase awareness of program benefits.

Performance and Brand Marketing

We are focused on continuing to build brand recognition and a demand generation engine that connects our consumers with our luxury sellers. Through driving high consumer demand, we aim to create a better proposition for our luxury sellers.

We principally acquire consumers through online channels, including paid and organic search, metasearch, affiliate partnerships, display advertising and social channels. We can also use promotions to drive consumer acquisition (or retention) and sales on the Farfetch Marketplace. In addition, we have invested significant resources to establish systems that optimize paid search, and our team is highly skilled at developing programs and algorithms to maximize our returns.

In 2022 we continued to invest in driving Farfetch app installations on new consumer mobile smartphones – via both the Apple iOS app store and the Android app store, which we believe drives efficient growth of our luxury consumer base. Consumers who purchase through the app have historically had a higher lifetime value, on average, than consumers who purchase through other mediums.

We see a significant opportunity ahead in building awareness of, and engagement with, our brand. During the year ended December 31, 2022 we continued to build on these efforts through brand campaigns mainly focused in the United States. The focus of these activations was the value of choice we offer to consumers and were launched across various channels, both online and offline, with the intention to build brand awareness, preference, and an emotional connection with our brand. We intend to continue implementing a “full-funnel” approach to marketing in 2023 for the purpose of continuing to build our brand and develop consumer intent, leveraging innovation, content, and social media, as well as our partnerships with luxury brands.

Farfetch Private Client

Farfetch Private Client caters to our most valuable and highest spending consumers. Our Private Client strategy is to become the only destination these valuable consumers want to shop for all of their luxury fashion needs.

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

Farfetch Media Solutions and Partnerships

Farfetch Media Solutions and Partnerships operates at the intersection of luxury e-commerce and advertising. Through this service Farfetch provides luxury sellers advertising products and creative solutions to drive awareness and engagement while in an elevated, luxury e-commerce environment. These services enable partners to maintain competitive edge while luxury shoppers are in the digital aisle with the mindset to buy and create meaningful connections through unique owned and operated partnerships that align with brand values and drive transactions. In the year ended December 31, 2022, Farfetch Media Solutions served campaigns for a diverse mix of nearly 100 partners.

Farfetch China

Over the next eight years, Chinese consumers are expected to become the largest luxury market and represent more than $240 billion in annual luxury sales by 2030. This represents a significant opportunity, and we have invested in people and technology, centrally and locally, to support our continued growth. With mainland China as the second largest market by GMV for the Farfetch Marketplace for the year ended December 31, 2022, we are one of a limited number of Western e-commerce companies which has demonstrated success in penetrating China. We have achieved this in part by investing in localization, including a localized website and apps, our storefront on Tmall Luxury Pavilion, WeChat stores and WeChat Mini programs, presence in local social media channels, such as Red Book and Douyin, private client stylists, customer service teams, locally preferred payment methods, and a cross-border customs clearance solution.

Our Farfetch China joint venture, in partnership with Alibaba and Richemont, includes Farfetch Marketplace operations in the China region, as well as our operations on Tmall Luxury Pavilion. This channel is intended to drive awareness of the Farfetch brand in China and expand the reach of our global luxury platform to Alibaba’s Tmall Luxury Pavilion consumers, offering our luxury brand partners an opportunity to also elevate their brand awareness with Chinese consumers, while also significantly expanding their addressable market of luxury consumers through their participation on the Farfetch Marketplace.

Stadium Goods Marketplace

Stadium Goods is a premium sneaker and streetwear marketplace specializing in new, never worn, merchandise for resale. Farfetch acquired Stadium Goods in January 2019 and it continues to operate as a standalone brand, increasingly leveraging Farfetch’s digital platform and expertise in technology, logistics, data, brand, marketing and geographic reach.

Stadium Goods operates an online marketplace (stadiumgoods.com) and iOS and Android apps. Stadium Goods’ stock is also available through third-party platforms, including Amazon.com, and is fully integrated into and available on the Farfetch Marketplace in all geographies. Stadium Goods has brick-and-mortar locations for retail in the heart of New York City’s Soho neighborhood and in the Gold Coast neighborhood of Chicago.

Our Platform Solutions

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

These solutions are built on our digital platform, providing the same capabilities and reach as the Farfetch Marketplace, and benefitting from innovations and product developments on our digital platform. FPS partners can choose from specific features or bundles of products and services or a full end-to-end e-commerce experience, tailored to their customer and business requirements. For our FPS enterprise offering, we have built a team of channel experts who work with dedicated analysts, data scientists and engineers to manage the full end-to-end e-commerce strategy for luxury fashion brands and retailers.

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

In 2022, we further modularized our FPS offering, being able to offer standalone modules such as global payments and logistics and e-concessions as a service to luxury industry partners. We believe this will allow us to further broaden our enterprise clients base, as we continue to enable the digitization of the luxury industry. This is illustrated by our recent partnership with Neiman Marcus Group ("NMG"), which we announced in April 2022 and is expected to launch in the second half of 2023, where Bergdorf Goodman, an NMG brand, will adopt the full suite of FPS services, while Neiman Marcus will adopt select FPS modules.

In the year ended December 31 2022, FPS launched e-commerce sites for Jacob Cohen and Sacai, and we announced the expected launch of e-commerce sites for Ferragamo and Bergdorf Goodman in first quarter and second half 2023, respectively. Additionally, in August 2022, we announced a landmark deal with Richemont, aspects of which are subject to regulatory approval, whereby Richemont Maisons and YNAP agreed to adopt FPS to power their digital and omni-channel strategy.

In addition, the e-commerce channels for Browns, Violet Grey, Stadium Goods and a number of brands in the New Guards portfolio are also powered and operated by FPS.

Farfetch Future Retail

We believe that consumers are channel agnostic, and will increasingly seek ultra-personalized experiences across physical, online and digital channels, expecting those worlds to be seamlessly connected. Our LNR vision reflects the retail experience of the future by giving retailers visibility to their customers’ preferences, both in-store and online, enabling them to enhance the services they can offer. Consistent with this vision, we have developed a range of services and technologies to progress innovation in the luxury industry. For example, during 2022 we continued to launch new products and services through our open innovation strategy, which uses a partnership model to deliver new commercially successful experiences. In 2022 these included the launch of a 3D bag viewer and virtual-try on for beauty products. With the aim of advancing and scaling our virtual try-on capabilities on the platform, we also acquired Wanna, a virtual try-on company, in April 2022.

Farfetch Future Retail is our retail innovation arm focused on creating the new customer experience of the future. We seek to conceptualize and initiate new technology solutions that support the transformation of the entire luxury industry. For example, Farfetch Future Retail has conceptualized technologies designed to merge online, offline and virtual experiences. In July 2022, we announced Dream Assembly Base Camp in partnership with Outlier ventures, with the aim of providing a cohort of the most promising Web3 startups in the luxury fashion and lifestyle sectors with a curated program of mentorship, networking, and support in order to help drive the future of Web3 luxury commerce.

Browns also serves as an incubation space for the Farfetch Future Retail, testing and showcasing innovative solutions to meet the needs of the multichannel, luxury consumer. Browns opened a new flagship store in London’s Mayfair in 2021. The new store, which replaced Browns’ previous store in Mayfair, will continue to pioneer innovations developed under our LNR initiative, including the connected retail solutions (previously referred to as "Farfetch Store of the Future").

Our Brand Platform - New Guards Group

In August 2019, we acquired New Guards. New Guards operates as a platform that uses a single common infrastructure model to incubate and grow emerging talent into highly sought-after brands. New Guards designs, manufactures and distributes luxury brands including Off-White, Palm Angels and Ambush, among others, through a shared services model. New Guards sources all of its merchandise from independent contract manufacturers, and, as a result, New Guards is inventory light relative to the scale of its business.

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

New Guards gives us the opportunity to develop and introduce new and highly attractive brands to the Farfetch Marketplace, along with exclusive capsule collections and collaborations to further enrich the customer experience and boost consumer engagement with our brand, which we believe will continue to make Farfetch an even more attractive channel not just for consumers, but also for our brand partners.

We aim to continue our initiative to increase the mix of higher-margin direct-to-consumer revenue across New Guards’ brand portfolio by enabling multi-brand sales via the Farfetch Marketplace, and mono-brand sales via their direct-to-consumer channels hosted by FPS, in addition to leveraging our Fulfilment by Farfetch facilities. We have seen these efforts significantly increase the mix of online direct-to-consumer revenue from 2% of New Guards’

revenue for the twelve months prior to the acquisition in August 2019, to 15% for the year ended December 31, 2022. We see an opportunity to continue to increase this mix by further leveraging New Guards’ merchandising approach in combination with the digital capabilities of our platform. As part of this strategy, we also launched Tmall Luxury Pavilion stores for Off-White, Palm Angels and Ambush in January 2022.

In addition, we plan to continue to grow our Brand Platform segment, which remains profitable and helps expand the relevance of the New Guards brands, while continuing to implement a thoughtful approach to distribution, including proactively reducing or eliminating product allocations to non-strategic online wholesale partners in our effort to prioritize long-term brand value over short-term revenues. In February 2022, New Guards further expanded its portfolio of brands with the signing of agreements with Authentic Brands Group to become the exclusive partner to curate, create and bring to market Reebok’s luxury collaborations, as well as a core operating partner for the brand across Europe and distributor of premium Reebok products in the United States, Canada, Europe and certain other key markets. New Guards is expected to launch this partnership in second quarter 2023.

Other Services

Fulfilment by Farfetch

We offer a luxury logistics solution with our third-party logistics warehouses in Italy, the Netherlands, the United Kingdom, the United States and China, which handle our first-party stock and which luxury sellers can utilize to handle their fulfilment and allocate stock closer to consumers, including a new warehouse in Hong Kong which became operational in November 2022. We use proprietary data and predictive insights to optimize the storage location of supply at a regional level and within warehouses. This allows us to service consumers more efficiently, limits the distance our product travels in carrier networks, provides advantages for consumers, and removes friction from the growth of supply for our luxury sellers.

Our Stores

While the proportion of luxury sales through e-commerce continues to increase, physical retail remains a crucial part of the sales journey for the luxury customer. According to Bain, in 2021 and 2022 approximately 78% and 79%, respectively of personal luxury goods were bought in physical stores. Bain estimates that approximately 66% of personal luxury goods will be bought in physical stores in 2030.

We are leveraging the benefits of the physical realm, including brand-building and marketing opportunities afforded by a well-placed and well-presented store, with a number of our businesses, including Browns, Stadium Goods, Violet Grey, Off-White and Palm Angels, which operate physical retail locations.

Environmental, Social and Governance ("ESG") – Positively Farfetch

Farfetch aims to be the premier platform for good in luxury fashion, while empowering everyone we work with to think, act and choose positively. This mission drives our Environmental, Social and Governance initiatives. “Positively Farfetch” is the strategy that seeks to embed this mission within and across our business through initiatives focused on environmental impact reduction, diversity and inclusion, positive social impact and governance.

Our Positively Farfetch strategy includes four key pillars - Positively Cleaner, Positively Conscious, Positively Circular, and Positively Inclusive. Each pillar aligns with core business drivers and also has clear and ambitious goals for 2030 (the “2030 Goals”).

Positively Cleaner is focused on environmental impact reduction with a significant emphasis on driving supply chain efficiency to achieve this, which is expected to also help us become a more cost-efficient business. Farfetch continues to work together with other global businesses to help find solutions to tackle climate change, increase biodiversity and improve ocean health for example as a signatory of The Fashion Pact. In the year ended December 31, 2022, we continued to implement various packaging and logistics efficiency initiatives and increased our use of sustainably sourced and fully recyclable packaging globally. Under our 2030 Goals, we are seeking to reduce our footprint in line with our newly SBTi-approved near-term science-based targets while also taking action beyond our direct value chain, financing carbon mitigation initiatives to offset our yearly emissions and supporting projects that sit outside our footprint to achieve additional carbon mitigation equivalent to at least 10% our yearly carbon footprint. We expect to achieve reductions in our scope 1 and 2 emissions by adopting 100% renewable energy across our operations, which we estimate would reduce emissions by 42% by 2030 against a 2020 baseline. We also aim to drive efficiency across our scope 3 emissions and work with our key suppliers to ensure that 70% of them have science-based targets by 2026.

Positively Conscious is focused on helping our consumers make positive choices that consider the impact on the environment, society and animal welfare, and helping us become the global destination for more conscious fashion consumers. We have outlined clear independently backed criteria for qualifying a product as “Conscious” on the Farfetch Marketplace and Browns. These are set out publicly on our websites and updated to reflect developments in the industry. As part of this we continue to work with Good on You, an independent agency that rates the sustainability of fashion brands, and as of December 2022, nearly 1,300 brands on our marketplace had been rated by Good on You. Both through the Farfetch Marketplace and Browns, we continue to market our Conscious collections for women, men and kids and place “Conscious” labels and information on merchandise. New Guards brands are working to increase the proportion of products produced with materials that meet our Group “Conscious” criteria. Under the 2030 Goals, we are seeking to sell 100% "Conscious" products (i.e. products that are independently recognized as being better for people, the planet or animals and from services that enable positive change). To help our brand partners expand their "Conscious” product offerings, in July 2022 we launched “Good Measures”, a tool developed with Good On You which enables brands to better understand their impacts on the environment, society and animal welfare, and identify priority areas of improvement. “Good Measures” also lists service providers that can support brands with their sustainability goals, and is expected to be made available to the industry in 2023.

Positively Circular is focused on introducing and growing services that help extend the life of clothes, which will also contribute to our overall business growth and consumer retention. For example, we launched Farfetch Second Life, a service that enables consumers to trade-in their pre-owned designer bags for Farfetch Marketplace credit in 2019, and it has since expanded to serve customers in over 30 countries across the United States, Europe and the Middle East. In addition, our Farfetch Refresh service (previously called Farfetch Donate), powered by our partners Thrift+ in the United Kingdom and ThredUp in the United States, allows consumers to clear their closets of used clothes that are then sold, with the option in the UK for some or all proceeds from the sale (after partner fees) to be donated to the consumer’s chosen charity. The consumer receives any remaining portion as Farfetch Marketplace credit. Browns offers a service with Thrift+ that operates in the same way, and both Browns and the Farfetch Marketplace partner with luxury aftercare provider, The Restory, to offer repairs and other refurbishment services. Browns has also partnered in a number of “Circular” collaborations with designers that specialize in upcycling and pre-owned products. Further, alongside our in-season selection on the Farfetch Marketplace, we have an extensive pre-owned selection. In December 2021, we acquired Luxclusif, a business-to-business service provider with a turnkey solution enabling the acquisition, authentication, and sale of second-hand luxury goods, which we believe will allow us to significantly accelerate our pre-owned capabilities through the development of key technology and service features. Under our 2030 Goals, we are seeking to sell more circular products and uses of circular services than those made in traditional, linear ways. We determine whether items we sell or service are circular if they are (i) pre-owned, (ii) made from recycled material, or (iii) re-sold, donated, repaired, or otherwise have their utilization increased through our services. In 2022 we continued to increase the number of circular items sold or serviced on the Farfetch Marketplace, Browns and Stadium Goods.

Positively Inclusive is focused on anticipating and meeting the needs of our diverse community of creators, curators and consumers that we work with, represent and champion. A critical part of delivering this is having a diverse and inclusive workplace. We have been driving a number of initiatives to help all Farfetchers to thrive in a culture of conscious inclusion. This includes supporting our global People Communities (Employee Resource Groups), such as our Black Employee Network, Disability Network, FarOut (LGBTQIA+ Network), FarSan (South Asian Network), Jewish Network, FarLAN (Latinx Network), Farfetch East Network, Parents Network, Representation on the Agenda at Browns and Women in Business Network. We have partnered with diversity and inclusion organizations and charities that work to increase diverse representation in the fashion and technology industry, as well as uplifting and empowering underrepresented communities. In September 2022, we launched the

APUS development program, a global initiative focused on elevating high potential members of our Black Employee Network by supporting those members in the development of their leadership skills and capabilities. Some elements of this program are facilitated by the Black British Business Awards organization. Under our 2030 Goals, we aim to be a leader in diversity and inclusion in our workplace and in the global fashion community.

Underpinning our Positively Farfetch pillars is our approach to governance and engagement. Our governance structure led by our Board of Directors, and supported by its four standing committees, plays an essential part in embedding our Positively Farfetch strategy into our plans as we aim to deliver long-term value. Business ethics, data privacy, cyber security, risk management, and tax strategy are core elements of our governance framework. Our policies and management systems set the base for addressing compliance and integrity, as we seek to address risks across our organization.

The Environmental, Social and Governance Committee of our Board of Directors (the “ESG Committee”) was formed in 2020. The ESG Committee oversees the development of our Positively Farfetch strategy, ensuring it takes into account the evolving priorities of our stakeholders. The ESG Committee’s mission is to assist the Board in leading on issues pertaining to the environment, health and safety, staff development and engagement, ethics, philanthropy, diversity, equity and inclusion and social justice, and governance amongst other public policy matters relevant to Farfetch. Our leadership team sets out the strategy and ambitious commitments, and implements best practices within the Group.

Through effective stakeholder engagement on ESG we seek to influence positive change in our value chains and across the fashion industry through clear standard setting and strategic partnerships. We expect our suppliers to meet our ethical standards, which are outlined in our Vendor Code of Conduct and Ethical Sourcing Policy. Our engagement strategy includes our public reporting on ESG matters. In 2022 we published our second ESG report, and continued the process of further developing our ESG program by introducing third-party assurance of certain metrics tracking our progress in relation to our 2030 Goals.

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

As our business is global in nature and we operate in different countries, we are subject to complex and evolving laws and regulations around the world. In order to allow us to navigate through such a diverse landscape, which includes, but is not limited to, the GDPR, CCPA, the PRC Cybersecurity Law, Data Security Law and PIPL, we have adopted the GDPR as a baseline framework to govern our internal security and data protection practices and procedures, while complying with specific local law requirements, such as data localization, where applicable.

Competition

We operate in an intensely competitive industry in which consumers have the option to purchase both online and offline, mono-brand and multi-brand. We compete with other marketplaces and platforms, technology enablement companies and luxury sellers, including larger competitors with extensive resources that are seeking to establish an online presence in luxury fashion:

Business-to-Business - Technology enablement companies:

•
Technology companies that may attract sellers by enabling commerce, such as Shopify Inc., Block, Inc., Mirakl SAS or Global-E Online Ltd.; and

•
White-label service providers, which offer end-to-end solutions.

Business-to-Consumer - Luxury sellers:

•
Online luxury retailers that buy and hold inventory and typically ship from a small number of centralized warehouses;

•
Multichannel players, including retailers and brands that have developed an online channel following the success of their physical retail operations;

•
Niche multi-brand and streetwear sites;

•
Global search sites, such as Lyst and Google Shopping;

•
Luxury department stores; and

•
Luxury brand stores.

In addition, the brands in the New Guards portfolio of brands face competition from many different luxury and streetwear brands.

Our Intellectual Property

Our intellectual property, including copyrights and trademarks, is an important component of our business. We have registered trademarks in various international jurisdictions for FARFETCH, BROWNS, STADIUM GOODS, VIOLET GREY, and the marks for the brands in the New Guards portfolio, among other brands. Our intellectual property portfolio includes numerous domain names for websites that we use in our business. We have several granted patents in the United Kingdom, Europe and the United States. We also have several pending patent applications in the United Kingdom, Europe and internationally, which, if granted, would cover aspects of our proprietary technology. The software code underlying our proprietary technology is also likely protected by copyright. When necessary, we license technology (including patented technology) from third parties.

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

As part of our arrangement with Alibaba, we have assigned certain PRC, Hong Kong, Taiwan and Macau-registered and unregistered intellectual property rights to Farfetch China, including the Farfetch trademarks, the Chinese transliterations of the Farfetch word mark, certain regional domain names and the stylized “F” logo. Farfetch China has granted to those members of the Group who are not part of the joint venture a license to continue to use such intellectual property rights in the relevant regions.

We control access to use and distribution of our intellectual property through license agreements, confidentiality procedures, non‑disclosure agreements with third parties and our employment and contractor agreements. We rely on contractual provisions with suppliers and luxury sellers to protect our proprietary technology, brands and creative assets. We use a third-party enforcement tool to monitor online copyright and trademark infringement across domains, social media and mobile applications, including for BROWNS, FARFETCH and STADIUM GOODS and the brands in the New Guards portfolio, as well as a trademark watch service, which notifies us of potentially conflicting trademark applications. We have also registered FARFETCH and BROWNSFASHIONSTORE with a global domain name watch service and various domain name protected lists to alert us to third-party domain name registrations that could potentially be infringing or cybersquatting.

Government Regulation

We use consumer data to perform the services available on our platform and conduct marketing activities, which may involve sharing consumer information with third parties, such as advertisers. Our activities involving the use of consumer data are subject to consumer protection, data protection and unfair and deceptive practices laws in jurisdictions in which we operate. In addition, as we accept credit card transactions, we must comply with the Payment Card Industry Data Security Standards. The United States, European Union and China, as well as other jurisdictions in which we operate, are increasingly regulating certain activities on the internet and e-commerce, including the use of information retrieved from or transmitted over the internet, and are increasingly focused on ensuring user privacy and information security, which will potentially limit behavioral targeting and online advertising; and are imposing new or additional rules regarding the taxation of internet products and services, the quality of products and services as well as the liability for third‑party activities. Moreover, the applicability to the internet of existing laws governing issues such as intellectual property ownership and infringement is uncertain and evolving.

In particular, we are subject to an evolving set of data privacy laws in the United States, European Union, United Kingdom, Brazil, China, the Middle East and other jurisdictions and regions where we operate. To this effect, GDPR provides for onerous requirements on companies that process personal data, including, for example, expanded disclosures about how personal information is used and increased rights for consumers to access, control the use of and delete their data and object to marketing and profiling. Certain breaches of GDPR may impose fines up to the greater of €20 million or 4% of global turnover on a Group basis. In addition, specific EU legislation regulating privacy online, including the use of cookies and similar technologies and online targeted advertising, is also under reform. We have seen regulatory scrutiny and fines increasing in this area, including with regard to advertising and the use of cookies in a manner that does not comply with the consent requirements of GDPR.

In the United States, the federal government and various state governments have adopted, or are considering adopting, laws, guidelines or rules for the collection, distribution, use and storage of information collected from our consumers or their devices. The, CCPA, for example, requires, among other things, new disclosures to California consumers, affords consumers new abilities to opt-out of certain disclosures of personal information and new rights of data access and deletions, and imposes significant fines and penalties for violations of privacy or data security provisions. The CPRA further expands the CCPA with additional data privacy compliance requirements for California consumers effective January 1, 2023, and establishes a regulatory agency dedicated to enforcing those requirements. Other U.S. states are considering enacting stricter data privacy laws, some modeled on the GDPR, some modeled on the CCPA, and others potentially imposing completely distinct requirements.

In Brazil, the Brazilian General Data Protection Law (Law No. 13,709/2018) (“LGPD”) became enforceable on August 1, 2021. LGPD increases the requirements on companies that process personal data in a manner similar to its European counterpart, the GDPR.

In China, the PIPL went into effect in November 2021. Although it aligns with several principles of the GDPR, including in relation to consent and data subject rights, the PIPL deviates substantially from the GDPR in several important areas, including on cross-border data transfers, which are subject to a security assessment organized by the CAC if certain prescribed thresholds are met, and legal requirements that differ from the GDPR.

As a result of Brexit, we are subject to different statutory regimes in Europe, including as applicable the UK GDPR and EU GDPR.

China

Our operation of the Farfetch.cn website and the Farfetch China app and mini program in the PRC is subject to a value-added telecommunication license, which was first obtained in December 2016 and last renewed in December 2022 for an additional three years. Our value-added telecommunication license is issued by the Shanghai Communications Administration, which has its approval power delegated from the Ministry of Industry and Information Technology. Farfetch does not operate in an industry that prohibits or restricts foreign investment under applicable Chinese laws and the equity interests in all our subsidiaries in the PRC are ultimately owned by Farfetch Limited without engaging in any variable interest entity (“VIE”) structure.

The SCNPC of the PRC promulgated the PIPL, which became effective in November 2021. On July 7, 2022, the CAC issued the Measures for the Security Assessment of Outbound Data Transfers ("Measures"), which became effective on September 1, 2022. The Measures require a data processor to apply for a security assessment of cross-border data transfer with the PRC government when certain thresholds are met. We believe we are subject to the required security assessment due to our processing of personal information of more than 1,000,000 individuals in the PRC. As of December 31, 2022, we have conducted the impact self-assessment associated with the security assessment for cross-border data transfers and made the necessary application with the Cyberspace Administration of Shanghai. Such assessment is under review and pending security assessment and approval by the CAC.

Pursuant to the PIPL and Measures, we have updated the relevant privacy policies and user interaction experiences on our China website, app and mini program, and completed the data security internal assessment and improvements to comply with the latest mandatory requirements on the collection, processing and sharing of personal information and business data.

We will continue to conduct compliance self-review, upgrade our security capabilities, and implement robust privacy protection mechanisms to reflect the Chinese regulatory authority’s guidance and the latest regulatory requirements under the applicable laws.

Many governmental authorities in the markets in which we operate are also considering alternative legislative and regulatory proposals that would increase the regulation of internet advertising. It is not possible to predict whether new taxes or regulations will be imposed on our business and whether or how we might be affected.

In many jurisdictions in which we operate, operational licenses are required. In certain jurisdictions, including China, filings in respect of such licenses must be made annually.

C. Organizational Structure

Refer to Note 32, Group Information, within our Consolidated financial statements included elsewhere in this Annual Report for a listing of our subsidiaries, including legal name, country of incorporation, and proportion of ownership interest.

D. Property, Plants and Equipment

Our Facilities

We have offices in Braga, Dubai, Hong Kong, Lisbon, London, Los Angeles, Milan, Moscow, New York, Gurugram, Porto, Paris, São Paulo, Shanghai, Beijing and Tokyo and production centers in Guimarães, Porto, Hong Kong and São Paulo. In addition, Browns leases a retail property in London, Stadium Goods leases retail properties in Chicago and New York, Violet Grey leases a retail property in Los Angeles and New Guards leases retail properties in Las Vegas, London (including its Bicester Outlet), Miami, New York (including its Woodbury Outlet), Paris, Milan, Tokyo, South Coast Plaza, Zurich, Rome, Serravalle and Ibiza.

Our London office is our corporate headquarters, housing central support functions, and is leased for a term of twelve years expiring in December 2027. The lease covers an aggregate of approximately 60,000 square feet, divided over six floors.

Our two Porto offices together house our largest employee population, including finance, customer and partner support, operations, technology, legal and people departments. The two offices cover an aggregate of approximately 235,000 square feet and are leased for periods of seven to eleven years, expiring in 2025.

On April 8, 2019, Farfetch Portugal – Unipessoal, Lda, one of our subsidiaries, acquired approximately 70,000 square meters of land in Matosinhos, Portugal from Medida Gabarito, Lda. We intend to use this land to build a campus for our employees based in Porto, to support our technology, operational and support functions. The total cost of the purchase was $18 million including taxes and fees. As of December 31, 2022, we capitalized approximately $6.9 million on the campus. Our efforts on this project are ongoing and we continue to make progress on the planning, project design and preparation of the construction plan, and continue to evaluate the most effective funding structure before proceeding with further significant expenditures.

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

Business Overview

Our mission is to be the leading global platform for the luxury industry, connecting creators, curators and consumers. Refer to Item 4.B "Information on the Company - Business Overview” for additional information.

Our core business is focused on generating income from transactions between sellers and consumers or customers conducted on our technology platforms. These transactions generate GMV, which we collect and remit to sellers after deducting our commission, fulfilment and other related income, which is based on a revenue-share model. Through our New Guards business, a portion of our income is generated from business-to-business transactions with retailers. A smaller portion of our income is generated from sales made in physical stores that we operate. All these activities enable us to operate across the global luxury ecosystem.

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
•
Brand Platform Revenue, which is revenue relating to the New Guards operations less revenue from New Guards’: (i) owned e-commerce websites, (ii) direct-to-consumer channel via our Marketplaces and (iii) directly operated stores. Revenue relating to its owned e-commerce websites and its direct-to-consumer channel is recognized as Digital Platform Services Revenue and revenue relating to its directly operated stores is recognized as In-Store Revenue. Revenue realized from Brand Platform is generally equal to GMV as such sales are not commission based. However, revenue relating to royalties, commission and other fees arising on commercial arrangements may be recognized within Brand Platform Revenue and not Brand Platform GMV.
•
In-Store Revenue, which is revenue generated in our retail stores which include Browns, Stadium Goods and New Guards’ directly operated stores. Revenue realized from In-Store sales for Browns and New Guards’ directly operated stores is equal to GMV of such sales because such sales are not commission based. Revenue realized from In-store sales for Stadium Goods does not equal GMV of such sales as a certain portion of those sales are third-party and are commission-based.

Refer to “Key Operating and Financial Metrics” below for a discussion of the key operating and financial metrics we use and “Operating Results by Segment” for a discussion of segmental performance and revenues by segment for the years ended December 31, 2022, 2021 and 2020.

For further information on our principal sources of revenue and how the different types of revenue are classified in our Consolidated statement of operations refer to Note 2.3(e), Summary of significant accounting policies - Revenue recognition, within our Consolidated financial statements included elsewhere in this Annual Report.

For further information on our revenues by geography, refer to Note 5, Segmental and geographical information, within our Consolidated financial statements included elsewhere in this Annual Report.

Business Highlights

In August 2022, we announced a transaction with Richemont which, subject to the receipt of certain regulatory approvals, will allow Richemont Maisons and YNAP to advance their LNR capabilities by adopting FPS and joining the Farfetch Marketplace. The first stage of this transaction also included a minority investment into YNAP and its transformation into a hybrid model through the adoption of our technology. Completion of the transaction is conditional upon, among other factors, receipt of regulatory approvals.

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

On July 20, 2021, New Guards completed the acquisition of 60% of the equity interests of Palm Angels, the owner of the Palm Angels trademark. In addition, New Guards agreed to a put and call option with the remaining shareholders of Palm Angels, which would require New Guards to purchase the remaining 40% of outstanding equity interests of Palm Angels in 2026, to the extent either the put or call option was exercised. In conjunction with this transaction, New Guards also increased total ownership of Palm Angels’ operating company to 100% through the acquisition of the remaining 31% of the outstanding equity interests of Venice S.r.l.

Factors Affecting our Financial Condition and Results of Operations

Our financial condition and results of operations have been, and will continue to be, affected by a number of important factors, including the following:

Growth, Engagement and Retention of Our Consumer Base

Digital Platform

Digital Platform GMV and revenue from our Marketplaces primarily grow as a result of acquiring and retaining Active Consumers, increasing Third-Party Take Rate, increasing the AOV and increasing the volume of orders. During 2022, we continued to grow our customer base and as of December 31, 2022, we had 3,918,000 Active Consumers, up from 3,687,000 as of December 31, 2021. Third-Party Take Rate increased during 2022 to 32.1%, from 30.2% in 2021. AOV fell to $574 for the year ended December 31, 2022, from $612 for the year ended December 31, 2021.

GMV and revenue also generally grows when we acquire and retain new FPS partners, as we did in the year ended December 31, 2022, excluding the impact of foreign exchange rates. In 2023, we expect to continue investing in the acquisition of new FPS partners driven by our strategic partnerships such as with Bergdorf Goodman, an NMG brand, Ferragamo and YNAP.

We have invested and will continue to invest in our highest-value consumers by offering high-end services and exclusive benefits to Farfetch Private Client consumers. This resulted in a Private Client consumer retention rate of over 90% and an AOV of over $1,100 during 2022. In 2022, the top 1% of our consumers represented 27.6% of our Marketplace GMV. In 2023, we expect to further strengthen and expand on our Private Client business.

We have been able to grow Digital Platform GMV from both new and existing consumers since launching the Farfetch Marketplace in 2008. While we continue to acquire new consumers, the share of Digital Platform GMV from existing consumers has also continued to increase over time, indicating that we have retained existing consumers.

In March 2022, as a result of the conflict between Russia and Ukraine, we suspended trade in Russia following the imposition of international sanctions. During the year ended December 31, 2022, Russia revenues on a demand basis decreased 83% compared to the year ended December 31, 2021. Sanctions on Russia and the wider conflict are expected to continue to significantly impact our operations in the wider CIS region.

At the onset of the COVID-19 pandemic in 2020, there was an acceleration in the shift of consumer demand to online, from which we partially benefited. However, the continued impacts of regional sanctions in China as a result of the COVID-19 global pandemic have impacted our operations in the country and have negatively impacted consumer sentiment toward cross-border e-commerce.

Brand Platform and New Guards

Brand Platform

Brand Platform Revenue growth occurs when there is an increase in popularity of the brands in the New Guards portfolio and an increase in retailers purchasing our products.

Seasonality of our Brand Platform Revenue is guided by timing of designer collections and shows. As described in Item 4. “ Information on the Company - B - Business Overview – Seasonality”, our business is seasonal in nature and our Brand Platform segment operates on a wholesale cycle.

New Guards

New Guards, the business behind our Brand Platform, operates as a platform that uses a single common infrastructure and model including strategy development, design studio, sourcing and production, industrial capabilities, global distribution channels, merchandising, licensing, marketing and growth planning for brands in its portfolio. The success of our Brand Platform segment and of New Guards' brands’ product on our direct-to-consumer channels is dependent on the popularity of the brands in the New Guards portfolio, and the incubation of new brands.

We have begun to take actions to reduce wholesale distribution of New Guards' brands and restrict the geographic distribution by other online retailers, as we move to favor our own direct-to-consumer channels, similar to the broader industry.

Additionally, we have continued to take actions to expand New Guards distribution channels and, in February 2022, New Guards entered into a significant commercial agreement with Authentic Brands Group LLC to operate Reebok’s branded retail stores and e-commerce operations and drive wholesale distribution for the brand across Europe. During 2022, this resulted in the recognition of a net economic benefit in Brand Platform Revenue which represents the net financial results of the Reebok business operated by Adidas during an interim transition period. We expect that by the second quarter of 2023, we will operate the Reebok distribution business in Europe and, as a result, will recognize these financial results as the principal.

Growth and Quality of our Luxury Supply

Our marketplace business model allows us to offer consumers a broad and deep selection of luxury, with a high stock value while incurring minimal inventory risk, by combining supply from a large number of globally distributed luxury sellers. This distributed network of sellers ensured Farfetch Marketplace experienced minimal disruption to our consumer offerings during the COVID-19 pandemic, because whilst individual stocking points were taken offline at the peak of the crisis, a significant majority of products on the Farfetch Marketplace were available from multiple sellers on the Farfetch platform and could be shipped from different locations, often from different countries. Our success depends on the participation of these luxury sellers on the Farfetch Marketplace, their highly curated range of products and our ability to sell these goods effectively.

The breadth and depth of inventory available through the Farfetch Marketplace is reflected in our stock value. Brands and designers typically have two primary seasonal collections per year, spring/summer and fall/winter. We aim to continue to grow the stock value and stock units on the Farfetch Marketplace from existing luxury sellers, adding luxury sellers from new geographies, large multi-brand retailers, new brands and new categories. We have continued to see increases in stock value year-on-year, with the 2022 fourth quarter stock value 49% above the 2021 fourth quarter value after a 12% increase over the same period to fourth quarter 2021.

The adoption of selective distribution by brands may reduce the Farfetch Marketplace catalog available to consumers in particular markets and may, therefore, lead to reduced supply and lost sales in key markets, and could negatively affect our business, results of operations, financial condition and prospects. However, we add value to our luxury sellers by providing our partners with fashion insight that comes from our analysis of browsing, sales and returns data trends across the Farfetch Marketplace, as well as the offline sales data points that come from our real-time integrations with our luxury sellers. This service helps us provide added value to our brand and boutique partners, enabling better retention.

During 2022, we have continued to see luxury brands increasingly move to reduce wholesale in favor of direct-to-consumer distribution strategies. We believe that our e-concession model has resulted in us being the multi-brand digital partner of choice. During the years ended December 31, 2022 and December 31, 2021, the number of luxury brands were 607 and 590, respectively.

As of December 31, 2022, we had over 1,400 luxury sellers on the Farfetch Marketplace, of which over 850 were retailers and over 600 were brands that sell directly on the Farfetch Marketplace. As of December 31, 2021, we had over 1,400 luxury sellers on the Farfetch Marketplace, of which just over 820 were retailers and 590 were brands that sell directly on the Farfetch Marketplace. Both the mix of sales from brands versus retailers and the mix of first-party sales versus third-party sales can impact our results of operations as each attracts different margins.

Cost of Consumer Acquisition and Engagement

Our Digital Platform financial performance also depends on the expenses we incur to attract and retain consumers.

Demand generation expense consists primarily of fees that we pay our various media and affiliate partners. We will continue to invest in consumer acquisition and retention while the underlying consumer unit economics and consumer lifetime value indicate the return on investment is strong. During 2022, we saw a decrease in these expenses reflecting initiatives to lower customer acquisition and engagement costs, including a reallocation of spend towards lower cost markets and more profitable transactions. We expect such expenses to decrease as a percentage of Adjusted Revenue as we increase our share of Digital Platform Revenue derived from FPS and we improve the efficiency of our demand generation activities and the percentage of our business related to existing consumers increases. We continue to maximize efficiencies in our performance marketing spend by leveraging the large volume of product performance data that we have available to enhance our media bidding decisions across paid search, meta-search and online display.

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

Changes in our ability to access and process data in relation to our marketing activities have adversely impacted our ability to target and measure the effectiveness of our new consumer and retention marketing; and, privacy measures implemented by search engine companies could impact our ability to do so in the future, for example, the 2021 updates implemented by Apple in relation to IDFA caused an increase in demand generation costs driven by increased numbers of participants bidding for customers in certain ‘lower-funnel’ channels. To gain efficiencies in demand generation spend, we have implemented a full-funnel approach and focus on personalization and will continue to implement an underlying strategy of leveraging data insights to drive more targeted digital marketing, and visits from lower cost channels and from existing customers.

We also generate highly attractive consumer economics. While we are continuously focused on adding new Active Consumers to the Farfetch Marketplace, we are also focused on increasing their purchase frequency and AOV after their initial purchase, while lowering retention expenditure. In 2022, we continued to invest in acquiring consumers on our app, as existing app consumers typically generate a higher Digital Platform Order Contribution Margin over time.

Fulfilment

To facilitate and grow our Digital Platform, we provide fulfilment services to Marketplace consumers and receive revenue from the provision of these services, which is by and large a pass-through cost with no economic benefit to us, and therefore we calculate our Adjusted Revenue excluding Digital Platform Fulfilment Revenue. We offer our platform partners access to a fully integrated logistics network, which enables them to ship to consumers in over 190 countries and territories. This is an essential part of the consumer and luxury seller proposition and provides an unparalleled luxury experience.

We have developed a comprehensive cross-border network for delivery, provided by leading third-party partners globally, which also provides the Farfetch Marketplace consumers with a free, simple and efficient returns process. Changes in the operations of these third-party partners due to the ongoing impacts of the COVID-19 pandemic, including global supply chain disruption, Brexit in the United Kingdom and Europe and the impact on supply and demand for delivery services as online adoption accelerates across industries has impacted our service levels and cost of revenue. However, we adopted mitigating cost saving strategies to help offset the impact of these factors. While Digital Platform Fulfilment Revenue would be expected to grow in line with the cost of delivery and duties, which increase as Digital Platform GMV and order volumes grow, during 2022, our Digital Platform Fulfilment Revenue decreased at a lower rate than Digital Platform GMV as a result of an increased pass-through of these costs to the consumer. Refer to Item 3. “Key Information — D. Risk Factors”.

Scaling our Global Platform

We will continue to invest in our smart supply chain management and luxury customer care to provide our consumers with a differentiated global product offering but localized customer experience. Our end-to-end operations include in-house content creation to achieve a luxury product presentation, localized interfaces, multilingual customer service, secure payment methods and seamless customs clearance and tariffs navigation. We will also continue to evolve our Fulfilment by Farfetch proposition with global distribution facilities located to optimize our cross-border network. While we expect our operational expenses to increase as we continue to grow, we expect such expenses to decrease as a percentage of Adjusted Revenue over time as we continue to achieve economies of scale and deliver operating leverage. However, we may experience an increase in certain unit costs of operating a global e-commerce business in a global retail industry increasingly adopting e-commerce, creating an upward pressure on certain costs areas.

Investments in Technology

We will continue to invest in people, product and infrastructure to maintain and grow our platform. Our investment in our technology in the year ended December 31, 2022 was $254.4 million, up 1.7% from $250.1 million in the year ended December 31, 2021. Our technology expense has increased as we continue to recruit additional personnel and to develop our technology expertise across the full spectrum of engineering, architecture, infrastructure, data engineering, integrations, security, agile and project management, and information systems and planning. As of December 31, 2022, we had 2,175 full-time technology, data and product employees, representing 32% of our total headcount. We have adjusted the pace of our increase in technology headcount to focus on our key priorities and achieve operational efficiencies, including the use of outsourcing to create a flexible and adaptable workforce to meet fluctuations in development needs.

Promotional Activity

The luxury market is subject to promotional activity. Promotions can be company-funded, partner-funded or a mix of both. We use promotions to drive consumer acquisition, retention and sales. We may elect to engage in promotional activity at times and at price levels we deem appropriate, or we may engage in promotional activity when we see market peers doing the same, and our performance may be impacted depending on the level of promotion and funding driven by Farfetch and the market conditions.

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

From time to time we also engage in markdown activity. For example, during 2022, we undertook inventory clearance activity by offering increased markdown sales on Browns’ products sold through the marketplace. This contributed to a decline in the Digital Platform Gross Profit Margin during 2022 which more than offset the improvements we saw in the first half of 2022 from our shift to full price.

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

In August 2022 we announced a landmark transaction with Richemont which, subject to the receipt of certain regulatory approvals, will allow Richemont Maisons and YNAP to advance their LNR capabilities by adopting FPS and joining the Farfetch Marketplace. The first stage of this transaction also includes a minority investment into YNAP and its transformation into a hybrid model through the adoption of our technology. Completion of the transaction is conditional upon, among other factors, receipt of regulatory approvals.

During the year ended December 31, 2022, we also made two strategic acquisitions, comprising:

•
February 2022: Violet Grey Inc., a luxury beauty retailer.
•
April 2022: Wannaby Inc., a company that provides immersive augmented reality and virtual try on technology for the luxury fashion industry at scale.

Our strategic acquisitions may affect our business growth and the comparability of our financial results. The effects that these acquisitions had on our overall revenue and profitability during 2022 were relatively small. When we acquire new businesses, we are required to allocate the consideration payable to the assets acquired. Some of these assets, such as brand names and licenses, software and customer relationships, need to be amortized over their estimated useful lives and hence we record an expense to reflect this. This expense impacts our reported results and if we acquire more businesses, we would expect this expense to increase. Refer to Note 31, Business Combinations, within our Consolidated financial statements included in this Annual Report.

Cost Rationalization Initiatives

During 2022, we undertook various cost savings initiatives to focus resources on areas of the business delivering stronger near-term payback. These initiatives revolved around streamlining our cost base, including headcount reductions to our core business, and resulted in some savings across our operations platform, technology, marketing spend and people costs during the year ended December 31, 2022. We made decisions to exit 17% of our 2022 starting headcount, some of which has been completed in 2022 and the remainder will be completed in 2023. However, we will continue to hire specifically to support the growth planned for the FPS business and within New Guards. Our headcount also now reflects additional staff added as a result of the acquisitions we completed in 2022

We have also initiated actions to reduce or eliminate up to 15 operating locations worldwide as well as reduce our retail footprint at Browns and Stadium Goods. We intend to realize further cost saving opportunities as we embed a new leaner and simpler operating structure, which we expect to help us achieve operating cost leverage in 2023.

In implementing headcount reductions during 2022, we incurred restructuring costs of $4.8 million relating to severance payments and expect further restructuring costs to be recognized in 2023. These costs are recognized in the other costs line in Selling, general and administrative expenses and excluded from the computation of Adjusted EBITDA.

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

At a subsidiary level, we are also exposed to transactional foreign exchange risk because we earn revenues and incur expenses in a number of different foreign currencies relative to the relevant subsidiary’s functional currency, mainly the pound sterling and the euro. Movements in exchange rates therefore impact our subsidiaries and thus, our consolidated results and cash flows. We hedge a portion of our core transactional exposures using forward foreign exchange contracts and foreign exchange option contracts; however, we are exposed to fluctuations in exchange rates on the unhedged portion of the exposures.

During 2022, the impact of foreign currency fluctuations had a significant impact on our reported results and this may continue into 2023 and beyond as exchange rates fluctuate. The impact of foreign currency fluctuations is outlined in Item 5 "Operating and Financial Review and Prospects - A. Operating Results". Refer to Item 5 "Operating and Financial Review and Prospects - E. Critical Accounting Estimates" for a reconciliation of the Group revenue to Group revenue on a constant currency basis.

Share price fluctuation. We hold multiple financial liabilities for which one of the valuation inputs is our share price value at period end. Fluctuations in our share price between period ends impact the valuation and as a result, our results of operations. Refer to Note 19, Financial instruments and financial risk management, within our Consolidated financial statements included elsewhere in this Annual Report.

Key Operating and Financial Metrics

The key operating and financial metrics we use are set forth below. The following table sets forth our key performance indicators for the years ended December 31, 2020, 2021 and 2022.

	Year ended December 31,
	2020	2021	2022
	(in $ thousands, except per share data and AOV)
Selected Other Data:
Consolidated Group:
GMV (1)	$3,187,014	$4,229,874	$4,058,501
Revenue	1,673,922	2,256,608	$2,316,680
Adjusted Revenue (1)	1,460,694	1,924,104	1,995,027
Gross Profit	770,928	1,016,511	1,023,175
Gross Profit Margin	46.1%	45.0%	44.2%
(Loss)/Profit After Tax	$(3,315,623)	$1,470,611	$344,855
Adjusted EBITDA (1)	(47,432)	1,638	(98,715)
Adjusted EBITDA Margin (1)	(3.2%)	0.1%	(4.9%)
Basic (Loss)/Earnings Per Share (“EPS”)	$(9.69)	$4.02	$0.93
Diluted EPS	(9.69)	(1.07)	(1.85)
Adjusted EPS (1)	(0.60)	(0.55)	(0.92)
Digital Platform:
Digital Platform GMV (1)	$2,759,476	$3,677,988	$3,492,515
Digital Platform Services Revenue	1,033,156	1,385,678	1,419,721
Digital Platform Gross Profit	560,206	730,253	726,589
Digital Platform Gross Profit Margin	54.2%	52.7%	51.2%
Digital Platform Order Contribution (1)	$361,419	$438,432	$454,580
Digital Platform Order Contribution Margin (1)	35.0%	31.6%	32.0%
Active Consumers (1)	3,024	3,687	3,918
Average Order Value - Marketplace (1)	$568	$612	$574
Average Order Value - Stadium Goods (1)	316	308	286
Brand Platform:
Brand Platform GMV (1)	$390,014	$467,505	$455,160
Brand Platform Revenue	390,014	467,505	477,146
Brand Platform Gross Profit	190,806	241,516	234,483
Brand Platform Gross Profit Margin	48.9%	51.7%	49.1%
(1)
Refer to Item 1 – “PRESENTATION OF FINANCIAL AND OTHER INFORMATION - Defined Terms” in this Annual Report for definitions of these measures. Refer to Item 5 – “Operating and Financial Review and Prospects - Reconciliations of Non-IFRS and Other Financial and Operating Metrics” for reconciliations of these measures.

A. Operating Results

This section on operating results analyzes both the consolidated Group results and the results by segment.

Key Operating Results and Operating Metrics of the Group

Comparison of Years Ended December 31, 2021 and 2022

Revenue:

	Year ended December 31,
	2021	2022	$ Change	% Change
	(in thousands)
Revenue	$2,256,608	$2,316,680	$60,072	2.7%
Less: Digital Platform Fulfilment Revenue	(332,504)	(321,653)	10,851	(3.3%)
Adjusted Revenue	$1,924,104	$1,995,027	$70,923	3.7%

Revenue by type of good or service consisted of the following components:

Revenue for the year ended December 31, 2022 increased by $60.1 million, or 2.7%, compared to the year ended December 31, 2021. This increase was primarily driven by 2.5% growth in Digital Platform Services Revenue to $1,419.7 million and 38.4% growth in In-Store Revenue to $98.2 million. Brand Platform Revenue also increased by 2.1% to $477.1 million. These increases were partially offset by a decline in Digital Platform Fulfilment Revenue of 3.3%, to $321.7 million. Excluding the impact of changes in foreign exchange rates, revenue would have increased 11.9% year-over-year.

The increase in Digital Platform Services Revenue of 2.5% was primarily driven by 9.8% growth in Digital Platform Services first-party revenue and growth in advertising revenue which relates to our media solutions business. This increase was partially offset by a decline in Digital Platform Services third-party revenue of 2.2%, reflecting headwinds from the suspension of trade in Russia, where trade has been ceased since March 2022, and mainland China, where regional COVID-19 restrictions impacted trade. The growth in Digital Platform Services first-party revenue was driven by strong performance of Browns’ products on the Platform supported by clearance activity. Digital Platform Third-Party Take Rate increased from 30.2% for the year ended December 31, 2021 to 32.1% for the year ended December 31, 2022, reflecting measures implemented to share incremental costs with our partners.

Digital Platform Fulfilment Revenue represents the pass-through to consumers of delivery and duties charges incurred by our global logistics solutions, net of any Farfetch-funded consumer promotions, subsidized shipping and incentives. Digital Platform Fulfilment Revenue accounted for 13.9% of revenue in 2022, a decrease from 14.7% in 2021. While Digital Platform Fulfilment Revenue would be expected to grow in line with the cost of delivery and duties, which increase as Digital Platform GMV and order volumes grow, or decrease as Digital Platform GMV and order volumes decline, variations in the level of Farfetch-funded promotions and incentives will impact Digital Platform Fulfilment Revenue, as Digital Platform Fulfilment Revenue is recorded net of such promotions. Digital Platform Fulfilment Revenue declined 3.3%, below the overall Digital Platform GMV decline of 5%, resulting from an increased pass-through of these costs to consumers in the year ended December 31, 2022.

Cost of Revenue, Gross Profit and Gross Profit Margin

	Year ended December 31,
	2021	2022	$ Change	% Change
	(in thousands)
Cost of revenue	$(1,240,097)	$(1,293,505)	$(53,408)	(4.3%)
Gross profit	1,016,511	1,023,175	6,664	0.7%
Gross profit margin	45.0%	44.2%

Cost of revenue for the year ended December 31, 2022 increased by $53.4 million, or 4.3%, compared to the year ended December 31, 2021, ahead of revenue growth. This increase was primarily driven by Digital Platform, with Brand Platform and In-Store also contributing to the increase in cost of revenue.

Our gross profit margin decreased from 45.0% for the year ended December 31, 2021 to 44.2% for the year ended December 31, 2022. This decrease was driven by a decrease in Digital Platform Gross Profit Margin from 52.7% to 51.2% and a decrease in Brand Platform gross profit margin from 51.7% to 49.1%.

Within Digital Platform, the year-over-year the slight increase in Digital Platform third-party gross profit margin was more than offset by a decrease in first-party Gross Profit Margin due to stock clearance and provisioning activity on Browns products.

Selling, general and administrative expenses

The following tables shows our selling, general and administrative expenses for the years ended December 31, 2020, 2021 and 2022 and as a percentage of adjusted revenue:

	Year ended December 31,			2020 vs. 2021	2021 vs. 2022
	2020	2021	2022	% Change	% Change
	(in thousands)
Demand generation expense	$(198,787)	$(291,821)	$(272,009)	(46.8%)	6.8%
Technology expense	(115,227)	(131,408)	(120,024)	(14.0%)	8.7%
Share-based payments	(291,633)	(196,167)	(244,856)	32.7%	(24.8%)
Depreciation and amortization	(217,223)	(251,198)	(332,775)	(15.6%)	(32.5%)
General and administrative	(504,346)	(591,644)	(729,857)	(17.3%)	(23.4%)
Other items	(24,267)	(18,730)	(34,082)	22.8%	(82.0%)
Selling, general and administrative expenses	$(1,351,483)	$(1,480,968)	$(1,733,603)	(9.6%)	(17.1%)

	% of Adjusted Revenue
	2020	2021	2022

Demand generation expense	(13.6%)	(15.2%)	(13.6%)
Technology expense	(7.9%)	(6.8%)	(6.0%)
Share-based payments	(20.0%)	(10.2%)	(12.3%)
Depreciation and amortization	(14.9%)	(13.1%)	(16.7%)
General and administrative	(34.5%)	(30.7%)	(36.6%)
Other items	(1.7%)	(1.0%)	(1.7%)
Selling, general and administrative expenses	(92.5%)	(77.0%)	(86.9%)

Demand generation expense

	Year ended December 31,
	2021	2022	$ Change	% Change
	(in thousands)
Demand generation expense	$(291,821)	$(272,009)	$19,812	6.8%

Demand generation expense consists primarily of fees that we pay to various media and affiliate partners. Demand generation expense for the year ended December 31, 2022 decreased by $19.8 million, or 6.8%, compared to the year ended December 31, 2021. Demand generation expense decreased as a percentage of Digital Platform Services Revenue from (21.1)% in the year ended December 31, 2021 to (19.2)% in the year ended December 31, 2022. This decrease was driven by increased marketing efficiencies, annualization of the impacts of the actions taken to address Apple's iOS privacy measures, and included a redistribution of spend between territories during the year ended December 31, 2022.

Investment in technology

	Year ended December 31,
	2021	2022	$ Change	% Change
	(in thousands)
Technology expense	$(131,408)	$(120,024)	$11,384	8.7%
Capitalized development costs	(118,661)	(134,375)	(15,714)	(13.2%)
Total investment in technology	$(250,069)	$(254,399)	$(4,330)	(1.7%)

Technology expense consists of technology research and development, staffing costs and other IT costs, including software licensing and hosting. Technology expense for the year ended December 31, 2022 decreased by $11.4 million, or 8.7% compared to the year ended December 31, 2021. This decrease was primarily driven by an increase in the capitalization rate due to an increase in investments into capitalizable longer term development projects, partially offset by the annualization of headcount recruited in 2021, as we continued to develop new technologies and enhance our digital platform features and services. Technology staff headcount increased slightly from 2,086 in 2021 to 2,175 in 2022, as we leveraged existing resources to develop new technologies and enhance our digital platform features and services. We continue to operate three globally distributed data centers, which support the processing of our growing base of transactions, including one in Shanghai dedicated to serving our Chinese consumers. Technology expense as a percentage of Adjusted Revenue decreased from (6.8)% in 2021 to (6.0)% in 2022.

Total investment in technology amounted to $254.4 million during 2022, $134.4 million of which was capitalized as compared to a total of $250.1 million during 2021, $118.7 million of which was capitalized.

Depreciation and amortization

	Year ended December 31,
	2021	2022	$ Change	% Change
	(in thousands)
Depreciation and amortization	$(251,198)	$(332,775)	$(81,577)	(32.5%)

Depreciation and amortization expense for the year ended December 31, 2022, increased by $81.6 million, or 32.5%, compared to the year ended December 31, 2021, primarily driven by a $76.5 million increase in our amortization expenses from $201.6 million to $278.1 million year-over-year. Amortization expense increased principally due to continued technology investments, where qualifying technology development costs are capitalized and amortized over a three-year period, as well as amortization of the $364.1 million intangible asset recognized in relation to the Reebok partnership entered into in March 2022. Depreciation expense increased by $5.1 million, primarily driven by new leases entered into towards the end of 2021 and in 2022.

Share-based payments

	Year ended December 31,
	2021	2022	$ Change	% Change
	(in thousands)
Share-based payments	$(196,167)	$(244,856)	$(48,689)	24.8%

Share-based payments for the year ended December 31, 2022 increased by $48.7 million, or 24.8%, compared to the year ended December 31, 2021, due to the decreased cost of employment-related taxes and cash-settled awards, primarily as a result of the share price movement and quarterly revaluation. This was partially offset by grants of equity-settled awards, including the performance-based restricted share unit ("PSU") award granted to our Founder, Chairman and CEO, José Neves in May 2021.

General and administrative expense

	Year ended December 31,
	2021	2022	$ Change	% Change
	(in thousands)
General and administrative	$(591,644)	$(729,857)	$(138,213)	(23.4%)

General and administrative expense for the year ended December 31, 2022 increased by $138.2 million, or 23.4%, compared to the year ended December 31, 2021, which was driven primarily by additional expenses to support the growth of our business, and an increase in headcount, excluding technology staff who are included in the technology expense above, from 4,378 to 4,553, an increase of 4.0%. This increase includes additional headcount from new acquisitions, and is below the 19.3% increase in the previous year, as we focused on initiatives to stream line our cost base in the second half of the year ended December 31, 2022. General and administrative expenses as a percentage of Adjusted Revenue increased from (30.7)% to (36.6)%.

Other items

	Year ended December 31,
	2021	2022	$ Change	% Change
	(in thousands)
Transaction-related legal and advisory expenses	$(18,596)	$(29,171)	$(10,575)	(56.9%)
Loss on impairment of investments carried at fair value	(134)	(65)	69	51.5%
Restructuring	-	(4,846)	(4,846)	n/a
Other items	$(18,730)	$(34,082)	$(15,352)	(82.0%)

Other items represent items outside the normal scope of our ordinary business activities and non-cash items. Other items totaled $34.1 million for the year ended December 31, 2022, primarily consisting of transaction-related legal and advisory expenses incurred in relation to the transaction with Richemont, where Richemont Maisons and YNAP will be adopting FPS to power their digital and omni-channel strategy, as well as restructuring costs in 2022.

Impairment losses on tangible and intangible assets

	Year ended December 31,
	2021	2022	$ Change	% Change
	(in thousands)
Impairment losses on right-of-use asset	$-	$(11,521)	$(11,521)	n/a
Impairment losses on property, plant and equipment	-	(8,424)	(8,424)	n/a
Impairment losses on tangible assets	$-	$(19,945)	$(19,945)	n/a

Impairment losses on intangible assets	$(11,779)	$(116,787)	$(105,008)	(891.5%)
Impairment losses on intangible assets	$(11,779)	$(116,787)	$(105,008)	(891.5%)

The impairment charge of $136.7 million on tangible and intangible assets for the year ended December 31, 2022, is comprised of $116.8 million relating to intangible assets, including goodwill relating to impairments on our Browns - Platform cash-generating unit ("CGU"), as well as impairments allocated to three of the smaller CGUs within the Group, and $19.9 million relating to tangible assets, primarily relating to impairments on our Browns - Platform CGU.

The impairment charge of $11.8 million on intangible assets for the year ended December 31, 2021, is comprised of a charge related to a reduction in the carrying value of one of the smaller intangible brand assets within the New Guards portfolio.

Gains/(losses) on items held at fair value and remeasurements

	Year ended December 31,
	2021	2022	$ Change	% Change
	(in thousands)
Remeasurement gains on put and call option and contingent consideration liabilities	$384,122	638,987	$254,865	(66.4%)
Fair value gains of convertible note embedded derivatives	1,638,837	667,028	(971,809)	59.3%
Loss on disposal of investment carried at FVTPL	-	(178)	(178)	100.0%
Fair value remeasurement of minority investment	-	(7,225)	(7,225)	100.0%
Fair value remeasurement of previously held equity interest	784	-	(784)	100.0%
Gains on items held at fair value and remeasurements	$2,023,743	$1,298,612	$(725,131)	35.8%

Gains on items held at fair value and remeasurements decreased by $725.1 million from $2,023.7 million in the year ended December 31, 2021 to $1,298.6 million for the year ended December 31, 2022. This was primarily due to a $971.8 million decrease in gains on the remeasurement of the embedded derivatives relating to our February 2020 Notes, April 2020 Notes and November 2020 Notes driven by a smaller decrease in our share price during 2022 compared to the decrease in our share price during 2021. This was partially offset by an increase in remeasurement gains on the remeasurement of put and call option liabilities of $254.9 million primarily driven by the put-call option associated with the strategic agreement with Alibaba and Richemont and the Chalhoub Group’s put option over the non-controlling interest in Farfetch International Limited.

Finance income and cost

	Year ended December 31,
	2021	2022	$ Change	% Change
	(in thousands)
Unrealized exchange gains	$9,289	$25,717	$16,428	(176.9%)
Interest on cash and cash equivalents and short-term deposits	3,310	12,652	9,342	(282.2%)
Finance income	12,599	38,369	25,770	(204.5%)
Unrealized exchange losses	(9,135)	(40,867)	(31,732)	(347.4%)
Lease interest	(9,137)	(9,751)	(614)	(6.7%)
Convertible note interest	(67,638)	(59,994)	7,644	11.3%
Interest on Term Loan	-	(9,464)	(9,464)	100.0%
Loss on derecognition of convertible loan notes	-	(27,251)	(27,251)	100.0%
Other interest expense	(531)	(1,230)	(699)	(131.6%)
Finance costs	(86,441)	(148,557)	(62,116)	(71.9%)
Net finance income costs	$(73,842)	$(110,188)	$(36,346)	(49.2%)

Unrealized exchange gains and losses fluctuate due to the global nature of our business, where we earn revenue and incur expenses in a number of different currencies. For our accounting policy for foreign currency translations and how these are classified in our consolidated statement of operations, refer to Note 2.3(h) Summary of significant accounting policies - Foreign currency translation, within our Consolidated financial statements included elsewhere in this Annual Report.

Net unrealized exchange losses for the year ended December 31, 2022 were $15.2 million comprising gains of $25.7 million and losses of $40.9 million. The net losses were primarily driven by movements in the exchange rates of GBP, USD, EUR and BRL verses functional currency on intercompany, trading and cash balances not in the functional currency of the main operating entities.

Convertible note interest for the year ended December 31, 2022 decreased by $7.6 million to $60.0 million, primarily due to lower effective interest on the February 2020 Notes as a result of early conversions during 2021 and 2022.

Loss on derecognition of convertible loan notes for the year ended December 31, 2022 was $27.3 million. This related to the derecognition of the $250.0 million February 2020 notes.

Interest on cash and cash equivalents and short-term deposits for the year ended December 31, 2022 increased by $9.3 million compared to the year ended December 31, 2021, primarily driven by higher interest rates on money market funds and bank deposits.

Interest on Term Loan for the year ended December 31, 2022 was $9.5 million. This related to interest accrued on the $400.0 million Term Loan during the year.

Profit after tax

	2021	2022	$ Change	% Change (2)
	(in thousands)
Profit after tax	$1,470,611	$344,855	$(1,125,756)	(76.6%)
% of Adjusted Revenue	76.4%	17.3%

Profit after tax for the year ended December 31, 2022 was $344.9 million, down by $1,125.8 million, compared to the year ended December 31, 2021. This decrease was primarily driven by gains on items held at fair value and remeasurements, which decreased by $725.1 million year-over-year as well an increase in Selling, general and administrative expenses, as explained above, and the $105.0 million increase in impairment losses.

Adjusted EBITDA

	Year ended December 31,
	2021	2022	$ Change	% Change
	(in thousands)
Adjusted EBITDA	$1,638	$(98,715)	$(100,353)	6,126.6%
% of Adjusted Revenue	0.1%	(4.9%)

Adjusted EBITDA for the year ended December 31, 2022 decreased by $100.4 million, compared to the year ended December 31, 2021. This decrease was primarily due to the increase in general and administrative expenses, as described above. Adjusted EBITDA as a percentage of Adjusted Revenue decreased from 0.1% to (4.9%), primarily due to the increase in general and administrative expenses as a percentage of Adjusted Revenue, as described above.

Comparison of Year Ended December 31, 2020 and 2021

For a comparison of our consolidated results of operations for the years ended December 31, 2020 and 2021, refer to pages 85 through 91 of our 2021 Annual Report filed with the SEC on March 4, 2022.

Operating Results by Segment

Digital Platform

The Digital Platform segment activities include the Farfetch Marketplace, FPS, StadiumGoods.com, Farfetch Future Retail, and any other online sales channel operated by the Group, including the respective websites of the smaller brands in the New Guards portfolio which are not yet operated through FPS. It derives its revenues mostly from transactions between sellers and consumers conducted on our technology platforms.

Brand Platform

The Brand Platform segment is comprised of business-to-business activities of the brands in the New Guards portfolio. It includes design, production, brand development and wholesale distribution of brands owned and licensed by New Guards, including the franchised store operations. Since March 2022, Brand Platform Revenue also includes the net economic benefit arising from the Reebok partnership.

In-Store

The In-Store segment covers the activities of Group-operated stores including Browns, Stadium Goods, newly acquired Violet Grey and stores for brands in the New Guards portfolio. Revenues are derived from sales made in the physical stores.

There are no intersegment transactions that require elimination. Order Contribution is used to assess the performance and allocate resources between the segments. The operating segment disclosures required under IFRS 8 are provided in Note 5, Segmental and geographical information, within our Consolidated financial statements included elsewhere in this Annual Report.

The tables and discussion below set forth financial information and analysis of our three reportable operating segments for the years ended December 31, 2020, 2021 and 2022:

Digital Platform:

	Year ended December 31,
	2020	2021	2022
Digital Platform:	(in thousands)
Services third-party revenue	$637,568	$845,941	$827,224
Services first-party revenue	395,588	539,737	592,497
Services Revenue	1,033,156	1,385,678	1,419,721
Fulfilment Revenue	213,228	332,504	321,653
Revenue	1,246,384	1,718,182	1,741,374
Less: Cost of revenue	(686,178)	(987,929)	(1,014,785)
Gross profit	560,206	730,253	726,589
Less: Demand generation expense	(198,787)	(291,821)	(272,009)
Order contribution	$361,419	$438,432	$454,580

The increase in Digital Platform Services Revenue of 2.5% was primarily driven by growth in first-party Digital Platform GMV. Excluding the impact of changes in foreign exchange rates, Digital Platform Services Revenue would have increased 10.0% year-over-year.

The increase in Digital Platform Services Revenue was also driven by a 6.3% increase in Active Consumers, from 3,687,000 as of December 31, 2021, to 3,918,000 as of December 31, 2022, and increased markdown performance. In addition, we benefited from year-over-year growth in media solutions revenue and our FPS offering. Digital Platform Services Revenue was further augmented by growth in first-party Digital Platform Services, where we saw strong performance of Browns’ products on the Platform supported by clearance activity. Digital Platform Third-Party Take Rate has increased slightly from 30.2% for the year ended December 31, 2021 to 32.1% for the year ended December 31, 2022, reflecting measures implemented to share incremental costs with our partners.

Digital Platform Fulfilment Revenue represents the pass-through to consumers of delivery and duties charges incurred by our global logistics solutions, net of any Farfetch-funded consumer promotions, subsidized shipping and incentives. Digital Platform Fulfilment Revenue accounted for 13.9% of revenue in 2022, a decrease from 14.7% in 2021. While Digital Platform Fulfilment Revenue would be expected to grow in line with the cost of delivery and duties, which increase as Digital Platform GMV and order volumes grow, variations in the level of Farfetch-funded promotions and incentives will impact Digital Platform Fulfilment Revenue, as Digital Platform Fulfilment Revenue is recorded net of such promotions. Digital Platform Fulfilment Revenue decreased 3.3%, resulting from an increased pass-through of these costs to consumers in the year ended December 31, 2022 at a slower rate as compared to Digital Platform Services Revenue decline.

Cost of revenue for the year ended December 31, 2022 increased by $26.9 million, or 2.7%, compared to the year ended December 31, 2021, primarily driven by Digital Platform Revenue growth.

Our Digital Platform Gross Profit Margin decreased from 52.7% for the year ended December 31, 2021 to 51.2% for the year ended December 31, 2022. The decrease was driven by the increasing mix of Digital Platform Fulfilment Revenue, which is a flow through generating no gross profit margin, plus an increase in promotional activity.

Demand generation expense consists primarily of fees that we pay to various media and affiliate partners. Demand generation expense for the year ended December 31, 2022 decreased by $19.8 million, or 6.8%, compared to the year ended December 31, 2021. Demand generation expense decreased as a percentage of Digital Platform Services Revenue from (21.1)% in 2021 to (19.2)% in 2022, as we increased marketing efficiencies, annualization of the impacts of the actions taken to address Apple's iOS privacy measures, and included a redistribution of spend between territories during the year ended December 31, 2022.

Digital Platform Order Contribution Margin increased from 31.6% in the year ended December 31, 2021 to 32.0% in December 31, 2022, as a result of lower demand generation costs.

Brand Platform:

	Year ended December 31,
	2020	2021	2022
Brand Platform:	(in thousands)
Revenue	$390,014	$467,505	$477,146
Less: Cost of revenue	(199,208)	(225,989)	(242,663)
Gross profit or order contribution	$190,806	$241,516	$234,483

Brand Platform contributed $477.2 million of revenue and $234.5 million of gross profit for the year ended December 31, 2022 compared to $467.5 of revenue and $241.5 million of Gross Profit for the year ended December 31, 2021. Excluding the impact of changes in foreign exchange rates, Brand Platform Revenue would have increased 16.8% year-over-year due to strong demand for New Guards' brands' collections. In 2022, Brand Platform revenue included $22.0 million relating to the net economic benefit from the Reebok partnership, which commenced in March 2022.

In-Store:

	Year ended December 31,
	2020	2021	2022
In-Store:	(in thousands)
Revenue	$37,524	$70,921	$98,160
Less: Cost of revenue	(17,608)	(26,179)	(36,057)
Gross profit or order contribution	$19,916	$44,742	$62,103

In-Store revenue increased 38.4% to $98.2 million in the year ended December 31, 2022, primarily due to additional New Guards’ stores that opened in the last twelve months, as well as the growth from existing stores. Excluding the impact of changes in foreign exchange rates, In-Store revenue would have increased 54.6% year-over-year.

Operating Results By Segment for the Year Ended December 31, 2020 and 2021

For a comparison of our operating results by segment for the years ended December 31, 2020 and 2021, refer to pages 92 through 94 of our 2021 Annual Report filed with the SEC on March 4, 2022.

Changes in Accounting Policies and Disclosures

There have been no significant new accounting standards or amendments that have a material impact on the results in the current year. For further details, refer to Note 2.4, Changes in accounting policies and disclosures, within our Consolidated financial statements included elsewhere in this Annual Report.

B. Liquidity and Capital Resources

The following historical consolidated financial data as of and for the years ended December 31, 2020, 2021 and 2022 has been derived from our audited Consolidated financial statements and the notes thereto. Our historical results for any prior period are not necessarily indicative of results expected in any future period.

	Year ended December 31,
	2020	2021	2022
	(in thousands)
Consolidated Statement of Cash Flow Data:
Net cash inflow/(outflow) from operating activities	$116,315	$(282,154)	$(536,598)
Net cash outflow from investing activities	(132,641)	(330,656)	(344,336)
Net cash inflow from financing activities	1,261,040	405,142	256,984

	As of December 31,
	2020	2021	2022
	(in thousands)
Consolidated Statement of Financial Position Data:
Current assets	$1,961,000	$2,111,680	$1,589,420
Non-current assets	1,629,871	1,714,834	2,086,496
Total assets	3,590,871	3,826,514	3,675,916
Current liabilities	778,747	907,257	882,878
Non-current liabilities	4,470,766	2,648,641	1,887,417
Total liabilities	5,249,513	3,555,898	2,770,295
Share capital and premium	942,099	1,656,905	1,701,602
Total (deficit)/equity	(1,658,642)	270,616	905,621

General

As of December 31, 2022, we had cash and cash equivalents of $734.2 million. Our cash and cash equivalents consist primarily of cash in bank accounts and short-term deposits in money market funds.

Since our inception, we have financed our operations primarily through equity and debt issuances, and cash generated from our operating activities. Our primary requirements for liquidity and capital are to finance working capital, capital expenditures, business combinations and general corporate purposes.

Our total equity increased from $270.6 million as of December 31, 2021 to $905.6 million as of December 31, 2022, primarily due to the gains on items held at fair value and remeasurements during 2022. The gains on items held at fair value and remeasurements during the year primarily relate to the revaluation of the embedded derivatives relating to the convertible senior notes and the remeasurement of the put and call option liabilities related to non-controlling interests arising from the strategic agreement with Alibaba and Richemont. Unless earlier converted, redeemed or repurchased in accordance with their terms, the convertible senior notes may be settled, at Farfetch’s election and subject to certain exceptions and conditions, in Class A ordinary shares of Farfetch, cash, or a combination of cash and Class A ordinary shares of Farfetch. Refer to Note 19, Financial instruments and financial risk management, within our Consolidated financial statements included elsewhere in this Annual Report.

On February 5, 2020, we completed the private placement of convertible senior notes to Tencent and Dragoneer, pursuant to which we received $250 million and issued the notes to the purchasers. On October 27, 2022, we early repaid the February 2020 Notes through the issuance of 4,611,848 Class A Ordinary shares and a cash payment of $32.5 million.

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

On October 20, 2022, we entered into the Credit Agreement with certain banks and financial institutions for a syndicated $400.0 million Term Loan. The Term Loan was issued with a 6.50% original issue discount and fully drawn upon issuance, resulting in net cash proceeds to Farfetch of approximately $369.1 million after certain fees. The Term Loan is due and payable on October 20, 2027, with early repayment permitted. Repayment of the Term Loan is due in quarterly installments of 0.25%, payable on the last business day (as defined in the Credit Agreement) of each fiscal quarter, beginning with the fiscal quarter ending on March 31, 2023. We have initially elected to make quarterly interest payments at a rate equal to Term SOFR (as defined in the credit agreement) plus 6.25% per annum, subject to a 0.50% floor.

We believe that our sources of liquidity and capital will be sufficient to meet our business needs for at least the next twelve months. We also expect these sources of liquidity will be sufficient to fund our long-term contractual obligations and capital needs. However, this is subject, to a certain extent, to general economic, financial, competitive, regulatory and other factors that are beyond our control. If we are unable to generate sufficient cash flows from operations in the future, we may have to obtain additional financing, which may include equity or debt issuances and/or credit financing. If we obtain additional capital by issuing equity, the interests of our existing stockholders will be diluted and, if we incur additional indebtedness, that indebtedness may contain significant financial and other covenants that may significantly restrict our operations. We cannot assure you that we could obtain additional financing on favorable terms or at all.

Below is a summary of short-term and long-term anticipated cash requirements as of December 31, 2022:

	Payments due by period
Contractual Obligations	Less than one year	One to three years	Three to five years	More than five years
	(in thousands)
Long term debt	$4,000	$8,000	$788,000	$600,000
Put and call option liabilities	26,029	71,919	97,270	-
Finance leases	45,994	78,413	55,569	87,093
Purchase obligations	174,929	-	-	-
Total	$250,952	$158,332	$940,839	$687,093

Purchase obligations relate primarily to marketing, consulting, maintenance, license agreements, cloud services and other third-party agreements.

Cash Flows

The following table shows summary consolidated cash flow information for the periods presented:

	Year ended December 31,
	2021	2022
	(in thousands)
Net cash outflow from operating activities	$(282,154)	$(536,598)
Net cash outflow from investing activities	(330,656)	(344,336)
Net cash inflow from financing activities	405,142	256,984
Net decrease in cash and cash equivalents	$(207,668)	$(623,950)

Net cash outflow from operating activities

Net cash outflow from operating activities increased by $254.4 million to $536.6 million in the year ended December 31, 2022, primarily driven by an increase in working capital funding.

Net cash outflow from investing activities

Net cash outflow from investing activities increased by $13.7 million to $344.3 million in the year ended December 31, 2022. The increase was primarily due to the strategic minority common equity investment of $200.0 million in the Neiman Marcus Group in May 2022, offset by the $100.0 million settlement of a short term investment purchased in 2021, and an increase in payments for business combinations and intangible assets.

Net cash inflow from financing activities

Net cash inflow from financing activities decreased by $148.2 million to $257.0 million in the year ended December 31, 2022. During the year ended December 31, 2022, the net cash inflow primarily related to proceeds of $369.1 million from the Term Loan, net of transaction fees. During the year ended December 31, 2021, net cash inflow from financing activities primarily related to proceeds of $500.0 million from the investment in Farfetch China by Alibaba and Richemont.

Indebtedness

During the year ended December 31, 2020, we raised $1,250.0 million through the February 2020, April 2020 and November 2020 Notes. The February 2020 Notes were settled as of December 31, 2022.

During the year ended December 31, 2022 we raised $400.0 million through the Term Loan. For further details, refer to Note 20 – Borrowings and embedded derivatives, within our Consolidated financial statements included elsewhere in this Annual Report.

Share-Based Payments

Employees receive remuneration in the form of share-based payments in the form of either equity or cash settled depending on the scheme. For further details, refer to Note 2.3(p), Summary of significant accounting policies – Share-based payments, within our Consolidated financial statements included elsewhere in this Annual Report.

Liquidity and Capital Resources for the Year Ended December 31, 2020 and 2021

For information regarding our liquidity and capital resources for the years ended December 31, 2020 and 2021, refer to pages 95 through 99 of our 2021 Annual Report filed with the SEC on March 4, 2022.

C. Research and Development, Patents and Licenses, etc.

Refer to Note 9, Material gain or loss and Note 2, Significant accounting policies - Intangible assets within our Consolidated financial statements included elsewhere in this Annual Report.

D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our revenues, income, profitability, liquidity or capital resources, or that would cause our disclosed financial information to be not necessarily indicative of our future operating results or financial condition or of any material recent trends in production, sales and inventory, and costs and selling prices, in each case since December 31, 2022.

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

Reconciliations of Non-IFRS and Other Financial and Operating Metrics

We have included in this Annual Report certain financial measures not based on IFRS, including Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EPS, Adjusted Revenue, Digital Platform Order Contribution, Digital Platform Order Contribution Margin and constant currency information (together, the “Non-IFRS Measures”), as well as operating metrics, including GMV, Digital Platform GMV, Brand Platform GMV, In-Store GMV, Active Consumers and AOV. See the definitions set forth below for a further explanation of these terms.

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

The following table reconciles Adjusted EBITDA and Adjusted EBITDA Margin to the most directly comparable IFRS financial measures, which are (loss)/profit after tax and (loss)/profit after tax margin:

	Year Ended December 31,
	2020	2021	2022
	(in thousands)
(Loss)/profit after tax	$(3,315,623)	$1,470,611	$344,855
Net finance expense	66,595	73,842	110,188
Income tax expense/(benefit)	(14,434)	3,002	(3,523)
Depreciation and amortization	217,223	251,198	332,775
Share-based payments (1)	291,633	196,167	244,856
Losses/(gains) on items held at fair value and remeasurements (2)	2,643,573	(2,023,743)	(1,298,612)
Other items (3)	24,267	18,730	34,082
Impairment losses on tangible assets	2,991	-	19,945
Impairment losses on intangible assets	36,269	11,779	116,787
Share of results of associates	74	52	(68)
Adjusted EBITDA	$(47,432)	$1,638	$(98,715)
Revenue	$1,673,922	$2,256,608	$2,316,680
(Loss)/profit after tax margin	(198.1)%	65.2%	14.9%
Adjusted Revenue	$1,460,694	$1,924,104	$1,995,027
Adjusted EBITDA Margin	(3.2)%	0.1%	(4.9)%

(1)
Represents share-based payment expense, including $4.9 million net credit arising on forfeiture of awards relating to restructuring.
(2)
Represents (gains)/losses on items held at fair value and remeasurements. See “(losses)/gains on items held at fair value and remeasurements” below for a breakdown of these items.
(3)
Represents other items, which are outside the normal scope of our ordinary activities. See “other items” below for a breakdown of these items. Other items is included within selling, general and administrative expenses.

The following table reconciles Adjusted Revenue to the most directly comparable IFRS financial performance measure, which is revenue:

	Year ended December 31,
	2020	2021	2022
	(in thousands)
Revenue	$1,673,922	$2,256,608	$2,316,680
Less: Digital Platform Fulfilment Revenue	(213,228)	(332,504)	(321,653)
Adjusted Revenue	$1,460,694	$1,924,104	$1,995,027

The following table reconciles Digital Platform Order Contribution and Digital Platform Order Contribution Margin to the most directly comparable IFRS financial performance measures, which are Digital Platform Gross Profit and Digital Platform Gross Profit Margin:

	Year ended December 31,
	2020	2021	2022
	(in thousands)
Digital Platform Gross Profit	$560,206	$730,253	$726,589
Less: Demand generation expense	(198,787)	(291,821)	(272,009)
Digital Platform Order Contribution	$361,419	$438,432	$454,580
Digital Platform Services Revenue	$1,033,156	$1,385,678	$1,419,721
Digital Platform Gross Profit Margin	54.2%	52.7%	51.2%
Digital Platform Order Contribution Margin	35.0%	31.6%	32.0%

The following table reconciles Adjusted EPS to the most directly comparable IFRS financial performance measure, which is Earnings per share:

	Year ended December 31,
	2020	2021	2022

Basic (loss)/earnings per share	$(9.69)	$4.02	$0.93
Share-based payments (1)	0.85	0.54	0.64
Amortization of acquired intangible assets	0.36	0.36	0.44
Losses/(gains) on items held at fair value and remeasurements (2)	7.69	(5.55)	(3.37)
Other items (3)	0.07	0.05	0.09
Impairment losses on tangible assets	0.01	-	0.05
Impairment losses on intangible assets	0.11	0.03	0.30
Adjusted loss per share	$(0.60)	$(0.55)	$(0.92)

(1)
Represents share-based payment expense on a per share basis.
(2)
Represents losses/(gains) on items held at fair value and remeasurements on a per share basis. See “(Losses)/gains on items held at fair value and remeasurements” below for a breakdown of these items.
(3)
Represents other items, which are outside the normal scope of our ordinary activities on a per share basis. See “other items” below for a breakdown of these items. Other items is included within Selling, general and administrative expenses.

The following table represents (losses)/gains on items held at fair value and remeasurements:

	Year ended December 31,
	2020	2021	2022
	(in thousands)
Fair value remeasurements:
$250 million 5.00% Notes due 2025 embedded derivative	(978,254)	484,529	90,682
$400 million 3.75% Notes due 2027 embedded derivative	(1,103,944)	724,690	482,505
$600 million 0.00% Notes due 2030 embedded derivative	(272,522)	429,618	93,841
Fair value remeasurement of minority investment	-	-	(7,225)
Loss on disposal of investment carried at FVTPL	-	-	(178)
Fair value remeasurement of previously held equity interest	-	784	-

Present value remeasurements:
Chalhoub put option	(287,927)	156,072	174,582
CuriosityChina call option	(926)	-	-
Palm Angels put call option and earn-out	-	(14,190)	42,409
Alibaba and Richemont put option	-	246,105	426,140
Alanui put option	-	(3,865)	(4,144)
(Losses)/gains on items held at fair value and remeasurements	$(2,643,573)	$2,023,743	$1,298,612

Farfetch share price (end of day)	$63.81	$33.43	$4.73

The following table represents other items:

	Year ended December 31,
	2020	2021	2022
	(in thousands)
Transaction-related legal and advisory expenses	$(24,598)	$(18,596)	$(29,171)
Loss on impairment of investments carried at fair value	(235)	(134)	(65)
Restructuring	-	-	(4,846)
Other	566	-	-
Other items	$(24,267)	$(18,730)	$(34,082)

"Constant currency" means translating current period financial data at the prior year average exchange rates applicable to the local currency in which the transactions are denominated.

The following table reconciles revenue at constant currency to the most directly comparable IFRS financial performance measure, which is revenue:

(in $ thousands, except as otherwise noted)
	Year ended December 31, 2022
	Digital Platform Services	Digital Platform Fulfilment Revenue	Brand Platform	In-Store	Total

Revenue	$1,419,721	$321,653	$477,146	$98,160	$2,316,680
Foreign exchange impact	104,754	23,242	69,000	11,485	208,482
Revenue at constant currency	$1,524,475	$344,895	$546,146	$109,645	$2,525,162

Revenue growth	2.5%	(3.3%)	2.1%	38.4%	2.7%
Foreign exchange impact on revenue growth	7.5%	7.0%	14.7%	16.2%	9.2%
Revenue growth at constant currency	10.0%	3.7%	16.8%	54.6%	11.9%

Our financial information is presented in U.S. dollars, which differs from the underlying functional currencies of certain of our subsidiaries (including New Guards, whose functional currency is the euro), exposing us to foreign exchange translation risk on consolidation. This risk is currently not hedged and therefore our results of operations have in the past, and will in the future, fluctuate due to movements in exchange rates when currencies are translated into U.S. dollars.

At a subsidiary level we are also exposed to transactional foreign exchange risk because we earn revenues and incur expenses in a number of different foreign currencies relative to the relevant subsidiary’s functional currency, mainly the pound sterling and the euro. Movements in exchange rates therefore impact our subsidiaries and thus, our consolidated results and cash flows. We hedge a portion of our core transactional exposures using forward foreign exchange contracts and foreign exchange option contracts; however, we are exposed to fluctuations in exchange rates on the unhedged portion of the exposures.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Executive Officers and Board Members

The following table presents information about our current executive officers and members of our Board of Directors, including their ages as of January 31, 2023:

Name	Age	Position
Executive Officers
José Neves (4)	48	Chief Executive Officer and Chairman of the Board
Elliot Jordan	47	Chief Financial Officer
Stephanie Phair	44	Group President
Board Members
Dana Evan (1)(2)(4)	63	Board Member
J. Michael Evans	65	Board Member
Stephanie Horton (4)	51	Board Member
Diane Irvine (1)(3)	64	Board Member
Victor Luís (1)(3)	56	Board Member
David Rosenblatt (2)(3)	54	Board Member
Gillian Tans (1)(2)	52	Board Member
(1)
Member of the Audit Committee.
(2)
Member of the Compensation Committee.
(3)
Member of the Nominating and Corporate Governance Committee.
(4)
Member of the Environmental, Social and Governance Committee.

The current business address for our executive officers and members of our Board of Directors is c/o Farfetch Limited, The Bower, 211 Old Street, London EC1V 9NR, United Kingdom.

Executive Officers

José Neves is our founder and has served as our Chief Executive Officer since 2008. He is also Chairman of our Board. Mr. Neves has been involved in luxury fashion since the mid-1990s when he launched the footwear business SWEAR. Mr. Neves later founded SIX London, and in 2001, Mr. Neves opened the B-Store, which won the British Fashion Award for Retailer of the Year in 2006. Mr. Neves served as a non-executive director on the board of directors of the British Fashion Council from 2016 to 2018. Mr. Neves currently serves on the board of directors of several private companies. Mr. Neves studied Economics at the Universidade do Porto in Portugal.

Elliot Jordan has served as our Chief Financial Officer since 2015. Prior to joining us, Mr. Jordan was Director of Finance at ASOS.com, before which he held various senior finance roles at J Sainsbury plc. Mr. Jordan is a non-executive board member and chair of the audit committee at HM Land Registry. Mr. Jordan holds a degree from the University of Waikato and is a qualified chartered accountant with the Chartered Accountants of Australia and New Zealand. In February 2023 we announced that Mr. Jordan will step down from his role of Chief Financial Officer by the end of 2023.

Stephanie Phair has served as our Group President since August 2022, prior to which she served as our Chief Customer Officer from August 2019 to August 2022 and our Chief Strategy Officer from November 2016 to August 2019. Ms. Phair was previously founder and President of TheOutnet.com and was part of the executive team of the Net-a-Porter Group from 2009 to 2015. She has more than twenty years of luxury and e-commerce experience, having worked for Issey Miyake, American Vogue and at Portero in New York. She has consulted with a number of start-ups in the digital space and advised private equity firms on investments. She is also an advisor for venture capital firm Felix Capital and sits on the board of Hedosophia. Ms. Phair served on the board of Moncler S.p.A. from May 2016 until April 2022 and was Chairman of the British Fashion Council for over four years until September 2022. Ms. Phair holds an MA in Politics, Philosophy and Economics from Oxford University and speaks four languages. Ms. Phair was awarded an OBE in the 2022 Queen's Birthday Honours for her services to fashion and technology.

Board Members

Biographical information for José Neves, our Chief Executive Officer and Chairman of the Board of Directors, may be found above in the section entitled “Executive Officers”.

Dana Evan has served as a non-executive Director since April 2015. Ms. Evan has invested in and served on the board of companies in the internet, technology and media sectors since 2007. Between 1996 and 2007, Ms. Evan served as Chief Financial Officer of VeriSign, Inc. Between 2013 and 2020, Ms. Evan served as a venture partner at Icon Ventures. Ms. Evan brings over twenty-five years of executive leadership experience in global finance and operations management in the technology and media sectors. Ms. Evan currently serves on the board and audit committee of Momentive Inc. (formerly known as Survey Monkey Inc.) and the board, audit committee, and nominating and corporate governance committee of Box, Inc. Ms. Evan also served on the board, audit committee and compensation committee of Domo Inc. during 2023, but is due to step down from this board and its committees with effect from March 2023. Ms. Evan also previously served on the board of directors of Proofpoint, Inc. from 2008 until it was acquired by Thoma Bravo in September 2021, Criteo S.A. from 2013 to 2017, Fusion-IO, Inc. from 2011 until it was acquired by SanDisk in August 2014, Everyday Health Inc. until it was acquired by Ziff Davis, LLC in December 2016, and Omniture, Inc., until it was acquired by Adobe Systems Inc. in 2009. In 2019, Ms. Evan was selected as the Director of the Year by the National Association of Corporate Directors. Ms. Evan holds a B.S. degree in Commerce from the University of Santa Clara and is a Certified Public Accountant (inactive).

J. Michael Evans has served as a non-executive Director since December 2020. Mr. Evans has been the President of Alibaba since September 2015 and has served on its board of directors since September 2014. Prior to this, Mr. Evans served as Vice Chairman of The Goldman Sachs Group, Inc. from February 2008 until his retirement in December 2013. From 2004 to 2013, Mr. Evans served as Goldman Sachs's Chairman of Asia Operations and was its Global Head of Growth Markets from January 2011 to December 2013. He also Co-Chaired the business standards committee of Goldman Sachs from 2010 to 2013. Mr. Evans joined Goldman Sachs in 1993, became a Partner of the firm in 1994 and held various leadership positions within the firm’s securities business while based in New York and London, including Global Head of Equity Capital Markets, Global Co-Head of the Equities Division, and Global Co-Head of the securities business. He is a board member of City Harvest, a Trustee of the Asia Society, a member of the advisory council for the Bendheim Center for Finance at Princeton University, and in August 2014, he joined the board of Barrick Gold Corporation, where he currently serves on the audit & risk committee. Mr. Evans also previously served on the board of directors of Smartrac N.V. from November 2018 until March 2020. Mr. Evans received his bachelor’s degree in politics from Princeton University in 1981.

Stephanie Horton has served as a non-executive Director since August 2020. A twenty-five-year veteran of the luxury fashion and marketing communities, Ms. Horton brings extensive experience in delivering creative marketing solutions for global brands. Ms. Horton has served as the Director of Marketing for Google Shopping since August 2020. Previously, Ms. Horton served as a consultant Chief Executive Officer at Hemp Tailor, a designer of sustainable hemp clothing. From October 2017 to December 2019, Ms. Horton served as Chief Strategy Officer at Alexander Wang, where she was responsible for building international strategic partnerships for business growth opportunities as well as overseeing a range of strategic global functions. Prior to this, Ms. Horton served as Chief Marketing Officer at Farfetch Limited from 2013 to 2017. Ms. Horton also served as the Head of Global Communications and Brand Marketing at Shopbop.com from 2011 to 2013, as Executive Director of Creative Services at Vogue Magazine from 2006 to 2011 and as Director, Marketing Services at The New York Times Company, from 2001 to 2005. Ms. Horton also currently serves on the board of several private companies. Ms. Horton is also the joint co-founder of Fashion Tech Connects, an initiative created to increase the number of women of color in fashion and tech positions. Ms. Horton holds a degree from the University of Michigan and an MBA from DePaul University Kellstadt Graduate School of Business.

Diane M. Irvine has served as a non-executive Director since August 2020. Ms. Irvine previously served as Chief Executive Officer of Blue Nile, Inc., an online retailer of diamonds and fine jewelry, from 2008 to 2011, and as President from 2007 to 2008. Ms. Irvine also served as the Chief Financial Officer of Blue Nile, Inc. from 1999 to 2007. Between 1994 and 1999, Ms. Irvine served as Vice President and Chief Financial Officer of Plum Creek Timber Company, Inc. and, from 1981 to 1994, Ms. Irvine served in various capacities, most recently as a Partner, at Coopers & Lybrand LLP. Ms. Irvine has also previously served on the board of directors of the XO Group, Inc. until its merger with WeddingWire in 2018 and Casper Sleep Inc. until it was acquired by Durational Capital Management, LP in January 2022. Ms. Irvine currently serves on the board and audit committees of Funko, Inc. and Yelp Inc. Ms. Irvine also serves on the boards of several private companies. Ms. Irvine holds a B.S. in Accounting from Illinois State University and an M.S. in Taxation and a Doctor of Humane Letters from Golden Gate University.

Victor Luís has served as a non-executive Director since August 2020. Mr. Luís brings extensive luxury fashion experience to our Board, with prior roles in luxury companies in key regions, including Asia-Pacific, particularly China and Japan, and North America. From January 2014 to September 2019, Mr. Luís served as the Chief Executive Officer and on the board of directors of Tapestry, Inc. (formerly known as Coach, Inc.), a multinational luxury fashion company, where he led the transformation into Tapestry Inc., a New York-based house of modern luxury brands including Coach, Kate Spade and Stuart Weitzman. Previously, Mr. Luís served in a variety of leadership roles with increasing responsibility at Coach, Inc., beginning as President and Chief Executive Officer of Coach Japan in 2006, and rapidly assumed additional leadership responsibilities globally, progressing to President and Chief Commercial Officer of Coach, Inc. in 2013. Prior to joining Coach, Inc., from 2002 to 2006, Mr. Luís was President and Chief Executive Officer of Baccarat, Inc., where he ran the North American operation of the French luxury brand. Mr. Luís joined the Moët Hennessy Louis Vuitton Group in 1995, ultimately advancing to President and Chief Executive Officer of its subsidiary, Givenchy Japan Incorporated, before leaving in 2002. Mr. Luís currently serves on the board of directors and the talent & compensation committee of Deckers Outdoor Corporation and is an investor in and advisor to several private companies. Mr. Luís holds a B.A. degree from the College of the Holy Cross in Massachusetts and an M.A. in International Economics from Durham University.

David Rosenblatt has served as a non-executive Director since May 2017. Since 2011, Mr. Rosenblatt has served as the Chief Executive Officer of 1stdibs.com, Inc. and also serves on its board of directors. From 2004 to 2008, Mr. Rosenblatt served as the Chief Executive Officer of DoubleClick. Following the sale of DoubleClick to Google in 2007, Mr. Rosenblatt served as Google’s President of Display Advertising until 2009. Mr. Rosenblatt currently serves on the board of directors of 1stdibs.com, Inc. and IAC (formerly known as InterActiveCorp.), where he is the Chairman of the compensation committee. He has previously served on the board of Twitter, Inc. from December 2010 to October 2022. Mr. Rosenblatt has a degree from Yale University and an MBA from the Stanford University Graduate School of Business.

Gillian Tans has served as a non-executive Director since August 2020. Ms. Tans has served as President of VanMoof since May 2022. Previously, Ms. Tans served as Chairwoman of Booking.com, an online worldwide travel agency and the largest brand of Booking Holdings Inc., from June 2019 to July 2021. Prior to that, Ms. Tans served as the President and as the Chief Executive Officer of Booking.com, where she was responsible for overseeing all of Booking.com’s functional departments and operations, from January 2015 and April 2016, respectively, until June 2019. Ms. Tans served as Booking.com’s Chief Operating Officer from September 2011 to April 2016 and as Booking.com’s Director of Hotels & Content from 2002 to 2011. Before joining Booking.com, Ms. Tans served in a variety of roles with increasing responsibility at the Golden Tulip Worldwide hotel group, where she served as Product Manager, Marketing Manager and Director of Sales. Ms. Tans has also worked for the Intercontinental Hotel Group and with a number of independent hotels. Ms. Tans began her career at Hershey Entertainment and Resorts. Ms. Tans also currently serves on the boards of multiple private companies.

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

In August 2022, in connection with the previously announced transactions with Richemont, we, José Neves, TGF Participations Limited ("TGF") and Richemont entered into a voting commitment deed pursuant to which, among other things, subject to Farfetch having acquired 100% of YNAP and subject to Richemont continuing to hold at least 10% of the total issued share capital of the Company, we have granted Richemont the right to nominate, from time to time, an independent person for appointment to the Board of the Company.

B. Compensation

Compensation

We set out below the amount of compensation paid and benefits in kind provided by us or our subsidiaries to our executive officers and members of our Board of Directors for services in all capacities to us or our subsidiaries for the year ended December 31, 2022, as well as the amount contributed by us or our subsidiaries to retirement benefit plans for our executive officers and members of our Board of Directors.

Executive Officer and Board Member Compensation

The compensation for each of our executive officers is comprised of the following elements: base salary, an annual incentive tied to achievement of Company and individual performance, contractual benefits and pension contributions; except that our Chief Executive Officer does not receive a base salary. Total cash compensation paid and benefits in kind provided to our executive officers and members of our Board of Directors for the year ended December 31, 2022 was $4,212,329. In addition, our executive officers and members of our Board of Directors were granted an aggregate of 1,539,818 shares (equivalent to a value of $11,064,257, based on the accounting fair value as of the grant date), comprised of restricted stock units and shares subject to stock options, in the year ended December 31, 2022 pursuant to the 2018 Farfetch Employee Equity Plan (as defined below). The exercise price of the stock options granted to our executive officers and members of our Board of Directors during the year ended December 31, 2022 was $23.18-$30.13. These stock options are subject to varying vesting schedules over a multi-year period.

In addition, in May 2021 Mr. Neves was granted a long-term incentive grant of performance-based restricted stock units which vest over an eight-year period based on the achievement of certain stock price hurdles (the “CEO PSU Grant”). The grant was for 8,440,000 performance-based restricted stock units and had a fair value upon grant of $99 million. As of December 31, 2022, zero performance-based restricted stock units had vested based on the achievement of the specified stock price hurdle goals.

In connection with the CEO PSU Grant, Mr. Neves also entered into a letter agreement pursuant to which he agreed to waive any cash and equity incentive compensation (other than the CEO PSU Grant) from 2021 through December 31, 2028.

As of December 31, 2022, excluding the CEO PSU Grant, our executive officers and members of our Board of Directors held 11,591,168 stock options on the Group’s Class A ordinary shares; with exercise prices ranging from $3.60 to $61.27 and expiration dates ranging from May 2026 to February 2032. These options were granted by the Company pursuant to the 2015 LTIP and 2018 Plan (each defined below). We have not set aside or accrued any amounts to provide pension, retirement or similar benefits to our executive officers or members of our Board of Directors.

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

Individual award agreements may also provide for additional accelerated vesting and payment provisions. All awards will be subject to the provisions of any claw back policy implemented by us to the extent set forth in such claw back policy and/or in the applicable award agreement.

UK Sub-plan

The Farfetch Employee Equity Sub-plan for UK employees (the “UK Sub-plan”) is a sub-plan to the 2018 Plan for employees who are residents of the United Kingdom. The UK Sub-plan does not increase the share reserve under the 2018 Plan.

French Sub-plan

Our Compensation Committee approved the 2018 Farfetch Employee Equity Plan French Sub-plan for French employees on December 21, 2021 (the “French Sub-plan”). The French Sub-plan is a sub-plan to the 2018 Plan which allows for the grant of RSU awards in a tax-efficient manner to employees who are residents of France. The French Sub-plan does not increase the share reserve under the 2018 Plan.

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

C. Board Practices

Board of Directors

Our Board is currently composed of eight Directors, each of whom, other than Mr. Neves and Mr. Evans, has been determined by the Board to qualify as “independent” under the rules of the NYSE applicable to members of a board of directors. Mr. Neves serves as the Chairman of our Board. Directors can be appointed and removed and/or replaced by an ordinary resolution of the shareholders. In addition, Directors may be appointed either to fill a vacancy arising from the resignation of a former Director or as an addition to the existing Board by the affirmative vote of a simple majority of the Directors present and voting at a Board meeting, which shall include the affirmative vote of Mr. Neves for as long as he is a Director. Until all of our Class B ordinary shares are converted into Class A ordinary shares, each of our Directors holds office until his or her successor has been duly elected and qualified or until his or her earlier death, resignation or removal. Following such conversion, the Board of Directors will be divided into three classes, designated as Class I, Class II and Class III with the Directors of each class serving for terms expiring at the first, second and third annual general meetings following the conversion, respectively, and thereafter for three-year terms, in each case, until his or her successor has been duly elected and qualified or until his or her earlier death, resignation or removal.

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

Audit Committee

The Audit Committee currently consists of Ms. Evan, Ms. Irvine, Mr. Luís and Ms. Tans, with Ms. Irvine serving as Chair. Our Board has determined that each member of our Audit Committee is "financially literate," within the meaning of the NYSE rules and that each qualifies as independent under the NYSE rules applicable to audit committee members and under Rule 10A-3 of the Exchange Act applicable to audit committee members. Our Board has determined that each of Ms. Evan, Ms. Irvine and Mr. Luís qualifies as an “audit committee financial expert” as defined under Form 20-F and our Board has determined that the simultaneous service by Ms. Evan on the audit committees of three other public companies would not impair her ability to effectively serve on our Audit Committee.

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
•
approving or ratifying any related party transaction (as defined in our Related Parties Policy) in accordance with our Related Parties Policy; and
•
reviewing with management and the independent registered public accounting firm, at least annually, our Code of Business Conduct and Ethics ("Code of Conduct") and reviewing and reassessing the adequacy of the procedures in place to enforce our Code of Conduct.

The Audit Committee meets as often as one or more members of the Audit Committee deems necessary to carry out its duties, but in any event meets at least once during each fiscal quarter. The Audit Committee meets at least once per year with our independent registered public accounting firm, without our executive officers present.

Compensation Committee

The Compensation Committee currently consists of Ms. Evan, Mr. Rosenblatt and Ms. Tans, with Ms. Evan serving as Chair. Under applicable SEC and NYSE rules, there are heightened independence standards for members of the Compensation Committee. Our Board has determined that each of the members of our Compensation Committee qualifies as independent under the NYSE rules applicable to compensation committee members.

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

The Compensation Committee meets as frequently as it deems necessary and advisable to carry out its duties.

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

The Nominating and Corporate Governance Committee meets as frequently as it deems necessary and advisable to carry out its duties.

Environmental, Social and Governance Committee ("ESG")

The ESG Committee currently consists of Ms. Evan, Ms. Horton and Mr. Neves, with Ms. Horton serving as Chair.

The ESG Committee is responsible for, among other things:

•
making recommendations to the Board of Directors for our general strategy, and overseeing our policies practices and performance, with regard to environmental, health and safety, corporate social responsibility, sustainability, philanthropy, corporate governance, reputation, diversity, equity and inclusion, community issues, political contributions and lobbying and other public policy matters relevant to the Company;
•
overseeing our reporting standards in relation to ESG matters;
•
reporting to the Board of Directors regarding current and emerging topics relating to ESG matters that may affect the Company and its stakeholders, and, if appropriate, detailing actions taken in relation to the same; and
•
advising the Board of Directors on shareholder proposals and other significant stakeholder concerns relating to ESG matters.

The ESG Committee meets as frequently as it deems necessary and advisable to carry out its duties, but no fewer than three times each calendar year.

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

Under our Articles, Directors who are in any way, whether directly or indirectly, interested in a contract or proposed contract with us must declare the nature of their interest at a meeting of the Board of Directors or by notice in writing to the members of the Board of Directors. If the majority of the Board of Directors determines that there is a conflict of any Director (or his or her affiliates) with our general business, then the Board of Directors may determine to exclude such Director from all further discussions of the Board of Directors and receipt of information, until such time as it is determined by the Board of Directors that the Director is no longer in such conflict. Subject to the foregoing, a Director may vote in respect of any contract or proposed contract notwithstanding his or her interest; provided that, in exercising any such vote, such Director’s duties remain as described above.

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

D. Employees

Our People

As of December 31, 2022, we had a total of 6,728 employees, including 192 Browns, 246 Stadium Goods and 757 New Guards employees and excluding additional people working pursuant to freelance and consultancy contracts. The table below sets out the number of employees by geography.

Geography	As of December 31,
2022
Portugal	3,342
United Kingdom	1,179
Italy	642
United States of America	540
China	487
Brazil	136
United Arab Emirates	99
Japan	80
Hong Kong	75
France	38
Lithuania	23
India	22
Netherlands	21
Mexico	16
Russian Federation	8
Switzerland	7
Australia	6
Canada	4
Cyprus	1
Israel	1
Latvia	1
Total	6,728

As of December 31, 2022, approximately 31% of our workforce consisted of technology and product specialists. The remainder was focused on all other business areas, including marketing, operations, production and other commercial and support functions. The table below sets out the number of employees, by category, as of December 31, 2022, 2021 and 2020:

Department	As of December 31,	As of December 31,	As of December 31,
	2020	2021	2022
Technology and Product	1,629	1,912	2,062
Operations	2,197	2,554	2,536
Marketing	345	445	449
Commercial	285	306	427
People	197	245	252
Finance and Legal	288	356	401
Data Department	143	176	113
Other	357	470	488
Total	5,441	6,464	6,728

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our Class A ordinary shares and Class B ordinary shares as of February 14, 2023, for:

(a)
each person, or group of affiliated persons, known by us to beneficially own 5% or more of our outstanding Class A ordinary shares or Class B ordinary shares;
(b)
each of our current executive officers and our Directors; and
(c)
all of our current executive officers and our Directors as a group.

For further information regarding material transactions between us and our principal shareholders, see “Related Party Transactions” below.

The number of Class A ordinary shares and/or Class B ordinary shares beneficially owned by each entity, person, executive officer or Board member is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within sixty days of February 14, 2023 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Class A ordinary shares and/or Class B ordinary shares held by that person. As of February 14, 2023, there were 352,607,954 Class A ordinary shares outstanding and 42,858,080 Class B ordinary shares outstanding.

Unless otherwise indicated below, the address for each beneficial owner listed is c/o Farfetch Limited, The Bower, 211 Old Street, London EC1V 9NR, United Kingdom.

	Class A ordinary shares		Class B ordinary shares (1)
Name of beneficial owner	Number	Percent	Number	Percent	Combined voting power (2)
Holders of 5% or Greater
Baillie Gifford (3)	46,960,424	13.3%	-	-	3.9%

Executive Officers and Directors
José Neves (4)	7,033,606	2.0%	42,858,080	100%	71.1%
Elliot Jordan (5)	1,512,824	*	-	-	*
Stephanie Phair (6)	1,223,783	*	-	-	*
Dana Evan (7)	614,885	*	-	-	*
J. Michael Evans	-	*	-	-	*
Stephanie Horton	18,120	*	-	-	*
Diane Irvine	15,592	*	-	-	*
Victor Luís	15,369	*	-	-	*
Gillian Tans	15,418	*	-	-	*
David Rosenblatt(8)	905,160	*	-	-	*
Officers and directors as a group (10 persons) (9)	11,354,757	3.1%	42,858,080	100.0%	71.2%

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
(2)
The percentage reported under “Combined voting power” represents the voting power with respect to all of our Class A ordinary shares and Class B ordinary shares outstanding as of February 14, 2023, voting as a single class. Holders of our Class A ordinary shares are entitled to one vote per share, and holders of our Class B ordinary shares are entitled to twenty votes per share.
(3)
Based on information reported on a Schedule 13G/A filed on January 23, 2023, Baillie Gifford & Co (“Baillie Gifford”) has sole voting power over 34,246,754 of our Class A ordinary shares and sole dispositive power over 46,960,424 of our Class A ordinary shares. The business address of Baillie Gifford is Calton Square, 1 Greenside Row, Edinburgh, EH1 3AN, Scotland, United Kingdom.
(4)
The number and percentage reflected under the columns “Class A ordinary shares” represents for Mr. Neves (a) 381,272 Class A ordinary shares; (b) 6,496,184 Class A ordinary shares underlying options that are currently vested and exercisable or that vest within sixty days of February 14, 2023; and (c) 156,150 Class A ordinary shares held by TGF Participations Limited. The number and percentage reflected under the columns "Class A ordinary shares" does not include Class A ordinary shares underlying 8,440,000 performance-based restricted stock units, which are eligible to vest subject to achievement of stock-price vesting conditions over an eight-year period. The number and percentage reflected under the columns “Class B ordinary shares,” represents for Mr. Neves 42,858,080 Class B ordinary shares held by TGF Participations Limited. Mr. Neves exercises voting and investment power over the Class A ordinary shares and Class B ordinary shares held by TGF Participations Limited and may be deemed to have beneficial ownership of those Class A ordinary shares and Class B ordinary shares. The business address of TGF Participations Limited is 1st Floor, Court Row Chambers, Court Row, Ramsey IM8 1JS, Isle of Man.
(5)
Represents for Mr. Jordan (a) 191,422 Class A ordinary shares and (b) 1,321,402 Class A ordinary shares underlying options and RSUs that are currently vested and exercisable or that vest within sixty days of February 14, 2023.
(6)
Represents for Ms. Phair (a) 215,763 Class A ordinary shares and (b) 1,008,020 Class A ordinary shares underlying options and RSUs that are currently vested and exercisable or that vest within sixty days of February 14, 2023.
(7)
Represents for Ms. Evan (a) 35,510 Class A ordinary shares and (b) 579,375 Class A ordinary shares underlying options that are currently vested and exercisable or that vest within sixty days of February 14, 2023.
(8)
Represents for Mr. Rosenblatt (a) 194,175 Class A ordinary shares and (b) 710,985 Class A ordinary shares underlying options that are currently vested and exercisable or that vest within sixty days of February 14, 2023.
(9)
Includes 10,115,966 Class A ordinary shares underlying options, RSUs and PSUs that are, as applicable, currently vested and exercisable or that vest within sixty days of February 14, 2023.

Significant Changes

To our knowledge, other than as provided in the table above, our other filings with the SEC, public disclosure, including without limitation Schedule 13 filings, and this Annual Report, there has been no significant change in the percentage ownership held by any other major shareholder since January 1, 2020.

Registered Holders

As of February 14, 2023, there were 352,607,954 of Class A ordinary shares outstanding. To our knowledge, 344,238,866 Class A ordinary shares, representing 97.4% of our total outstanding Class A ordinary shares, were held by 11 record shareholders with a registered address in the United States.

Change of Control Arrangements

We are not aware of any arrangement that may at a subsequent date result in a change of control of Farfetch.

B. Related Party Transactions

The following includes, among other information, a description of related party transactions, as defined under Item 7.B of Form 20-F, since January 1, 2022.

Voting Commitment Deed with Richemont

José Neves, the founder, Chief Executive Officer and Chairman of our Board of Directors, also exercises voting and investment power over the securities held of record by TGF. In August 2022, in connection with the previously announced transactions with Richemont, we, Mr. Neves, TGF and Richemont entered into a voting commitment deed pursuant to which, amongst other things, (i) Mr. Neves has committed to the Company to vote in favor of certain matters relating to the transaction; (ii) Richemont has committed to the Company to vote in favor of certain matters, to the extent supported by Mr. Neves; and (iii) subject to Farfetch having acquired 100% of YNAP and subject to Richemont continuing to hold at least 10% of the total issued share capital of the Company, we have granted Richemont the right to nominate, from time to time, an independent person for appointment to the Board of the Company.

Relationship with Studio Clay

Ana Moura Neves, the daughter of Mr. Neves, the founder, Chief Executive Officer and Chairman of our Board of Directors, is the owner of Studio Clay. Mr. Neves does not hold any position at, or beneficial ownership interest in, Studio Clay.

E-Commerce Services Agreement and Browns Agreement

In March 2021, our subsidiary Farfetch UK Limited entered into an e-commerce services agreement with Studio Clay for the sale of baby clothing on the Farfetch Marketplace. Pursuant to the e-commerce services agreement, Studio Clay made sales on the Farfetch Marketplace of $11,266 during the year ended December 31, 2021 and $23,305 during the year ended December 31, 2022. Further, in February 2022 our subsidiary Browns (South Molton Street) LLC (“Browns”) entered into an agreement with Studio Clay for the purchase of baby clothing to be sold via Browns. Pursuant to the agreement, Browns purchased approximately £12,600 of product from Studio Clay in the year ended December 31, 2022.

Relationship with Platforme International Limited

Mr. Neves, the founder, Chief Executive Officer and Chairman of our Board of Directors, is also a Director of, and holds a beneficial ownership interest in, Platforme International Limited (“Platforme”).

E-Commerce Services Agreements

In October 2015, we entered into an FPS e-commerce services agreement with Platforme for the development and hosting of the “Swear” branded website. Further, in the second quarter of 2017, we entered into several standard e-commerce services agreements with Platforme, pursuant to which we make available for sale on the Farfetch Marketplace products from each of Platforme’s “Swear,” “MySwear” and “B Store” businesses. The agreements were entered into on our standard terms. As of December 31, 2022 there were no continuing obligations under the FPS e-commerce services agreement.

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

Related Parties Policy

Our Board of Directors has adopted a written Related Parties Policy to set forth the policies and procedures for the review and approval or ratification of related party transactions. This policy covers material transactions or loans reportable under this Item between Farfetch and a related party, including without limitation our Directors and senior management as well as their family members, and certain shareholders, and provides that such transactions be reviewed and approved or ratified by the Audit Committee. Such review shall assess if the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party, whether the transaction is inconsistent with the interest of the Company and its shareholders, the extent of the related party’s interest in the transaction, and shall also take into account the conflicts of interest and corporate opportunity provisions of our organizational documents.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated financial statements

Refer to Item 18. “Financial statements”.

Legal and Arbitration Proceedings

From time to time, we may be involved in various claims and proceedings arising in the course of our business and operations. The outcome of any such claims or proceedings, regardless of the merits, is inherently uncertain. For example, in September 2019, following periods of volatility in the market price of our Class A ordinary shares, two putative class action lawsuits were filed in the U.S. District Court for the Southern District of New York against us and certain of our Directors and officers, among others, under the U.S. federal securities laws. On June 10, 2020, the court consolidated the two lawsuits and plaintiffs subsequently filed an amended complaint, which we and the other defendants moved to dismiss. On September 29, 2021, the court granted our motion and dismissed all of plaintiffs’ claims with prejudice, finding that our disclosures were thorough and extensive, that no reasonable investor could have been misled by our disclosures, that none of Farfetch’s officers’ stock sales were suspicious or unusual and that plaintiffs did not otherwise plead that any Farfetch officers knew that any of the challenged statements were false. Plaintiffs appealed that decision and the U.S. Court of Appeals for the Second Circuit held argument for that appeal on December 7, 2022.

In April 2020, a putative class action lawsuit, captioned Walter v. Farfetch.com US, LLC, was filed in the United States against Farfetch.com US, LLC alleging violations of Section 632.7 of the California Penal Code. The lawsuit was mediated on September 29, 2021 and the settlement agreement was fully executed as of January 4, 2022. The settlement remains subject to court approval, which the parties expect to obtain in 2023. Under the terms of the settlement, we continue to deny any liability or wrongdoing and the significant majority of the payment will be funded by certain of our insurance carriers. We do not expect the payment to be made under this settlement to have a material impact on our financial position or results of operations.

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

The amount of any future dividend payments we may make will depend on, among other factors, our strategy, future earnings, financial condition, cash flow, working capital requirements, capital expenditures applicable provisions of our Articles, and financial covenants related to our borrowings. Any profits or share premium we declare as dividends will not be available to be reinvested in our operations.

Moreover, Farfetch Limited is a holding company that does not conduct any business operations of its own. As a result, it is dependent upon cash dividends, distributions and other transfers from our subsidiaries to make dividend payments, which may be subject to withholding and other taxes.

Any dividends we declare on our Farfetch Limited shares will be in respect of both our Class A ordinary shares and Class B ordinary shares and will be distributed such that a holder of one of our Class B ordinary shares will receive the same amount of dividends as a holder of one of our Class A ordinary shares. We will not declare any dividend with respect to our Class A ordinary shares without declaring a dividend on our Class B ordinary shares, and vice versa.

We have not declared or paid dividends in the years ended December 31, 2022, 2021 and 2020.

B. Significant Changes

Please refer to Note 33, Subsequent Events, within our Consolidated financial statements included elsewhere in this Annual Report for details regarding events subsequent to the reporting period.

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

B. Memorandum and Articles of Association

A copy of our Articles is incorporated by reference as Exhibit 1.1 to this Annual Report. The information called for by this Item is set forth in Exhibit 2.1 to this Annual Report and is incorporated by reference into this Annual Report.

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

The following statements are of a general nature and do not purport to be a complete analysis of all potential UK tax consequences of acquiring, holding or disposing of our Class A ordinary shares. They are based on current UK tax law and on the current published practice of His Majesty’s Revenue and Customs (“HMRC”) (which may not be binding on HMRC), as of the date of this Annual Report, all of which are subject to change, possibly with retrospective effect. They are intended to address only certain UK tax consequences for holders of our Class A ordinary shares who are tax resident in (and only in) the United Kingdom, and in the case of individuals, domiciled in (and only in) the United Kingdom (except where expressly stated otherwise) who are the absolute beneficial owners of our Class A ordinary shares and any dividends paid on them and who hold our Class A ordinary shares as investments (other than in an individual savings account or a self-invested personal pension). They do not address the UK tax consequences which may be relevant to certain classes of holders of our Class A ordinary shares such as traders, brokers, dealers, banks, financial institutions, insurance companies, investment companies, collective investment schemes, tax-exempt organizations, trustees, persons connected with us, persons holding our Class A ordinary shares as part of hedging or conversion transactions, holders of Class A ordinary shares who have (or are deemed to have) acquired our Class A ordinary shares by virtue of an office or employment, and holders of Class A ordinary shares who are or have been our officers or employees or a company forming part of our Group. The statements do not apply to any holder of Class A ordinary shares who either directly or indirectly holds or controls 10% or more of our share capital (or class thereof), voting power or profits.

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

All dividends received by a UK resident individual holder of our Class A ordinary shares from us or from other sources will form part of the holder’s total income for income tax purposes and will constitute the top slice of that income. A nil rate of income tax will apply to the first £2,000 (expected to reduce to £1,000 from April 6, 2023 and to £500 from April 6, 2024) of taxable dividend income received by the holder of our Class A ordinary shares in a given tax year. Income within the nil rate band will be taken into account in determining whether income in excess of the nil rate band falls within the basic rate, higher rate or additional rate tax bands. Where the dividend income is above the £2,000 dividend allowance, the first £2,000 of the dividend income will be charged at the nil rate and any excess amount will be taxed at 8.75% to the extent that the excess amount falls within the basic rate tax band, 33.75% to the extent that the excess amount falls within the higher rate tax band and 39.35% to the extent that the excess amount falls within the additional rate tax band.

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

Generally, an individual holder of our Class A ordinary shares who has ceased to be resident in the United Kingdom for tax purposes for a period of five years or less and who disposes of our Class A ordinary shares during that period may be liable on their return to the United Kingdom to UK taxation on any capital gain realized (subject to any available exemption or relief).

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

Based on the currently anticipated market capitalization and composition of our income, assets, and operations, we do not believe we were a PFIC for U.S. federal income tax purposes for the taxable year that ended on December 31, 2022, and do not expect to be treated as a PFIC in the foreseeable future. However, our market capitalization and the expected income, assets and operations in the future could be significantly different from what is currently anticipated. In addition, the PFIC determination must be made annually after the close of each taxable year. Therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or for any future taxable year.

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

J. Annual Report to Security Holders

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Our operations are exposed to a variety of financial risks, including foreign exchange, interest rate and liquidity risks. The Group has policies in place for managing these risks, which our finance department implements and periodically reviews. Refer to Note 19, Financial instruments and financial risk management, to our audited Consolidated financial statements included elsewhere in this Annual Report for a fuller quantitative and qualitative discussion on the financial risks to which we are subject and our policies with respect to managing those risks.

Market Risk

Foreign exchange risk

The Group’s activities expose it to the financial risk of changes in foreign currency exchange rates and in interest rates.

The Group enters into derivative financial instruments to manage its exposure to foreign currency risk.

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates.

The Group uses forward foreign currency contracts to hedge its transactional foreign currency risks. Where the criteria for hedge accounting are not met, derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value with movements recorded to the statement of operations. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. Where all relevant criteria are met, hedge accounting is applied to minimize earnings volatility.

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

Interest rate risk

The Group enters into derivative financial instruments to manage its exposure to interest rate risk.

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. During the year ended December 31, 2022, the Group was exposed to interest rate risk as it borrowed funds at a floating interest rate. The Term Loan is based on a floating interest rate.

Where the criteria for hedge accounting are not met, derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value with movements recorded to the statement of operations. Where all relevant criteria are met, hedge accounting is applied to minimize earnings volatility, with any movements in the fair value of the related derivative financial instruments being recognized in other comprehensive income. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. Where all relevant criteria are met, hedge accounting is applied to minimize earnings volatility.

Liquidity risk

The Group monitors its liquidity risk to maintain a balance between continuity of funding and flexibility. This helps the Group achieve timely fulfilment of its obligations while sustaining the growth of the business.

We believe our sources of liquidity and capital will be sufficient to meet our operating financing needs for at least the next 12 months and will support debt repayments and our currently planned capital expenditure requirements over the near term and medium term.

Primarily as a result of the gains on items held at fair value and remeasurements during the year, the Group’s total equity increased from $270.6 million as of December 31, 2021 to $905.6 million as of December 31, 2022. The gains on items held at fair value and remeasurements during the year were mainly driven by the year end revaluation of the embedded derivatives relating to the convertible senior notes and put-call options discussed in Item 5. “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources”. Unless earlier converted, redeemed or repurchased in accordance with their terms, the notes may be settled, at Farfetch’s election and subject to certain exceptions and conditions, in Class A ordinary shares of Farfetch, cash, or a combination of cash and Class A ordinary shares of Farfetch.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2022. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as a result of the material weakness in our internal control over financial reporting described below, our disclosure controls and procedures were not effective as of December 31, 2022.

As permitted by related SEC staff interpretive guidance for newly acquired businesses, the internal control over financial reporting of each of Violet Grey Inc. (“Violet Grey”) and Wannaby Inc. and subsidiary Wannaby UAB (collectively, “Wannaby”) was excluded from management’s assessment of the effectiveness of our disclosure controls and procedures as of December 31, 2022 (to the extent subsumed within our assessment of internal control over financial reporting as of such date), as they were acquired in purchase business combinations in 2022. Collectively, these acquired businesses represented less than 1% of our Group total assets and 1% of our Group consolidated revenue as of and for the fiscal year ended December 31, 2022. Refer to Note 31, Business combinations, within our Consolidated financial statements included elsewhere in this Annual Report.

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

As disclosed in our 2021 Annual Report, we identified one material weakness relating to the operation of effective internal control over financial reporting at the New Guards business.

The component material weakness relating to the New Guards business covered both operational and information technology controls. This material weakness could result in a misstatement of account balances and disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

During 2022, we believe we made significant progress towards the remediation of the material weakness. Specifically, we designed and implemented a framework of information technology controls at the New Guards business. These changes and updates to our controls included privileged user access restrictions, a methodology to validate changes across the in-scope systems and back-end infrastructure, as well as user recertification supported by verified data sources and a stricter segregation and allocation of duties. Our management has concluded that controls relating to information technology have been designed and are operating effectively.

During 2022, we also designed and made significant progress towards implementing several additional operational controls at the New Guards business. These additional controls included reviewing and verifying information related to revenue to receivables, inventory, and procure to pay processes. As a result of improvements within our systems and processes we were able to identify and confirm key reports used in the operation of key controls. However, the complex nature of the design and implementation of these additional controls resulted in insufficient time to fully embed them within all applicable aspects of our business processes as of December 31, 2022.

As permitted by related SEC staff interpretive guidance for newly acquired businesses, we have excluded from the scope of our assessment of internal control over financial reporting Violet Grey and Wannaby, which, collectively represented less than 1% of our Group total assets and 1% of our Group consolidated revenue as of and for the fiscal year ended December 31, 2022.

Based upon the above evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, concluded that, as a result of the material weakness described above, our internal control over financial reporting was not effective as of December 31, 2022. Notwithstanding the identified material weakness, management believes that the Consolidated financial statements included in this Annual Report on Form 20-F present fairly, in all material respects, our financial position, results of operations, and cash flows as of and for the periods presented in accordance with IFRS.

Attestation Report of Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP, the independent registered public accounting firm that audited our consolidated financial statements included in this Annual Report, has audited our internal control over financial reporting as of December 31, 2022, as stated in its report on page F-2.

Changes in Internal Control over Financial Reporting

Except for the remediation efforts described above taken to address the material weakness, during the year ended December 31, 2022, there were no other changes in our internal control over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

PricewaterhouseCoopers LLP (“PwC,” PCAOB ID 876) acted as our independent registered public accounting firm for the fiscal years ended December 31, 2022 and 2021.

The table below sets out the total amount incurred by category of service:

	2021	2022
	(in thousands)
Audit Fees	$4,003	$4,257
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	31	5
Total	$4,034	$4,262

Audit Fees

Audit fees for the years ended December 31, 2022 and 2021 were related to the audit of our Consolidated financial statements and other audit or interim review services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

There were no audit related fees for the years ended December 31, 2022 and 2021.

Tax Fees

There were no tax fees for the years ended December 31, 2022 and 2021.

All Other Fees

All other fees in the years ended December 31, 2022 and 2021 were related to services in connection with subscriptions and non-audit compliance and review work.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

We are a “foreign private issuer” (as such term is defined in Rule 3b–4 under the Exchange Act), and our Class A ordinary shares are listed on the NYSE. We believe the following to be the significant differences between our corporate governance practices and those applicable to U.S. companies under the NYSE listing standards. Under the NYSE rules, NYSE-listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the NYSE, with limited exceptions. Accordingly, we follow certain corporate governance practices of our home country, the Cayman Islands, in-lieu of certain of the corporate governance requirements of the NYSE. In addition, under the NYSE rules, listed companies of which more than 50% of the voting power for the election of Directors is held by an individual, group or other entity are not required to have a majority of independent Directors, as defined by NYSE rules, or to comply with certain other requirements. Because Mr. Neves beneficially owns more than 50% of our voting power, we are a “controlled company” within the meaning of the rules of the NYSE.

Under the NYSE rules, U.S. domestic listed, non-controlled companies are required to have a majority independent board, which is not required under the Companies Act (as amended) of the Cayman Islands, our home country. In addition, the NYSE rules require U.S. domestic-listed, non-controlled companies to have a Compensation Committee and a Nominating and Corporate Governance Committee, each composed entirely of independent Directors, which are not required under our home country laws.

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

Item 19. Exhibits

Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed/Furnished

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant as currently in effect.	6-K	001-38655	99.1	11/18/2021

2.1	Description of Securities.					*

2.2	Form of Class A Ordinary Share Certificate.	F-1	333-226929	4.3	8/20/2018

2.3	Indenture, dated as of April 30, 2020, by Farfetch Limited and Wilmington Trust, National Association.	6-K	001-38655	4.1	4/30/2020

2.4	Indenture, dated as of November 17, 2020, by Farfetch Limited and Wilmington Trust, National Association.	20-F	001-38655	2.6	3/4/2021

4.1†	Form of Indemnification Agreement.	20-F	001-38655	4.1	3/4/2021

4.2†	Amended and Restated Rules of the Farfetch.com Limited Enterprise Management Incentive Scheme, adopted July 17, 2013.	F-1	333-226929	10.2	8/20/2018

4.3†	Rules of the Farfetch.com Limited Share Option Scheme, adopted July 18, 2013.	F-1	333-226929	10.3	8/20/2018

4.4†	Farfetch.com Limited 2015 Long-Term Incentive Plan, adopted February 13, 2015.	F-1	333-226929	10.4	8/20/2018

4.5†	2018 Farfetch Employee Equity Plan and subplans thereto.	20-F	001-38655	4.5	3/4/2022

4.6†	Form of Performance-Based Restricted Share Unit Agreement.	6-K	001-38655	99.1	5/28/2021

4.7	Share Purchase Agreement, by and between Farfetch Limited, Farfetch Holdings PLC, Richemont Italia Holdings S.P.A. and Symphony Global LLC, dated August 24, 2022.	6-K	001-38655	4.1	8/24/2022

4.8	Voting Commitment Deed, by and between Farfetch Limited, Richemont International Holdings S.A.,TGF Participations Limited and José Neves, dated August 24, 2022.					*

4.9	Credit Agreement, dated October 20, 2022, among Farfetch Holdings plc, Farfetch US Holdings, Inc., each lender from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent, Wilmington Trust, National Association, as collateral agent and J.P. Morgan Securities LLC as the lead arranger and sole physical bookrunner.	6-K	001-38655	4.1	10/20/2022

8.1	List of Subsidiaries.					*

12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*

12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*

13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**

13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**

15.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.					*

101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.					*

101.SCH	Inline XBRL Taxonomy Extension Schema Document.					*

Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed/Furnished

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.					*

101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.					*

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.					*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.					*
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).					*

*	Filed herewith.
**	Furnished herewith.
†	This document has been identified as a management contract or compensatory plan or arrangement.

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

Farfetch Limited

Date: March 8, 2023	By:	/s/ José Neves
José Neves
Chief Executive Officer

FARFETCH LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Farfetch Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Farfetch Limited and its subsidiaries (the “Group”) as of December 31, 2022 and 2021, and the related consolidated statements of operations, comprehensive (loss)/income, changes in equity/(deficit) and cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Group’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Group did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO because a material weakness in internal control over financial reporting existed as of that date related to the implementation and consistent operation of effective internal control over financial reporting at the New Guards business.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in Management’s Report on Internal Control over Financial Reporting appearing under Item 15. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the 2022 consolidated financial statements, and our opinion regarding the effectiveness of the Group’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

Basis for Opinions

The Group's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in management’s report referred to above. Our responsibility is to express opinions on the Group’s consolidated financial statements and on the Group's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

As described in Management’s Report on Internal Control over Financial Reporting, management has excluded Violet Grey Inc. (“Violet Grey”) and Wannaby Inc. and subsidiary Wannaby UAB (“Wannaby”) from its assessment of internal control over financial reporting as of December 31, 2022 because they were acquired by the Group in purchase business combinations during 2022. We have also excluded Violet Grey and Wannaby from our audit of internal control over financial reporting. Violet Grey and Wannaby are wholly-owned subsidiaries whose total assets and total revenue excluded from management’s assessment and our audit of internal control over financial reporting collectively represent less than 1% and 1% respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2022.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Embedded Derivatives

As described in Notes 2.3, 3, 7, 19 and 20 to the consolidated financial statements, management applies judgment in estimating the fair value of financial instruments held by the Group which include embedded derivatives. During the year ended December 31, 2020, the Group issued convertible senior notes amounting to $400.0 million and $600.0 million, referred to as the April 2020 and November 2020 Notes, respectively. Each arrangement contains certain conversion options which are bifurcated from the contract and valued separately. The derivatives embedded within these convertible notes are accounted for as financial instruments at fair value through profit and loss (“FVTPL”). The total fair value of these two instruments as of December 31, 2022 was $205.4 million. The embedded derivatives relating to the convertible notes issued in 2020 are measured using Level 2 valuation inputs. The embedded derivative relating to the April 2020 Notes was valued using the Black Scholes option pricing model and the embedded derivative relating to the November 2020 Notes was valued using the Binomial option pricing model. For both of these models, the key inputs and assumptions are the Group’s closing share price at the end of the reporting period, share price volatility and the risk free rate.

The principal considerations for our determination that performing procedures related to the valuation of embedded derivatives is a critical audit matter are (i) the significant judgment and estimation by management in determining the estimated fair value of embedded derivatives; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management's significant assumptions related to the risk free rate and share price volatility; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the development of the estimated fair values for the embedded derivatives. These procedures also included, among others, (i) testing management’s process used to develop the fair value estimates for both instruments; (ii) the involvement of professionals with specialized skill and knowledge to assist in developing an independent range of values of the embedded derivative within the April 2020 Note; (iii) comparing the independent range of values for the embedded derivative within the April 2020 Note to management’s estimates to evaluate the reasonableness of management’s estimates; and (iv) testing the completeness and accuracy of underlying data used in the models. Professionals with specialized skill and knowledge were also used to assist in evaluating the appropriateness of the valuation models, testing the completeness and accuracy of underlying data used in the models, assessing the reasonableness of the risk free rate assumption for both models, assessing the reasonableness of the credit spread assumption for the embedded derivative relating to the November 2020 Note, and developing an independent range of share price volatility assumptions from a comparable set of peers for the embedded derivative within the April 2020 Note.

Valuation of Put and Call options related to the Palm Angels acquisition and strategic arrangement with Alibaba and Richemont

As described in Notes 2.3, 3, 7, 19 and 21 to the consolidated financial statements, management applies judgment in estimating the fair value of financial instruments held by the Group which include certain put and call options relating to the non-controlling interests arising from certain transactions, including that with Palm Angels as well as the strategic arrangement with Alibaba Group Holding Limited (“Alibaba”) and Compagnie Financière Richemont SA (“Richemont”). The Palm Angels and Alibaba and Richemont options make up the significant majority of the Group’s put and call option liability and were valued at $97.3 million and $71.9 million, respectively, as of December 31, 2022. The estimated value of the put and call option liability related to Palm Angels is measured using Level 3 inputs, and is calculated using the present value of future expected payments method, based on the present value of expected revenue for Palm Angels in financial year 2025 and probability-weighted future revenue growth for Palm Angels between financial years 2021 and 2025. The estimated value of the put and call option liability related to the strategic agreement with Alibaba and Richemont is measured using Level 2 inputs, and is based on the present value of future expected payments method, together with the Group’s closing share price at the end of the reporting period, risk free rate and credit spread assumptions.

The principal considerations for our determination that performing procedures related to the valuation of the put and call options related to the Palm Angels acquisition and strategic arrangement with Alibaba and Richemont is a critical audit matter are (i) the significant judgment and estimation by management in determining the estimated fair value of these put and call options; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to a) the risk free rate and credit spread used in the valuation of the put and call options related to the strategic investment with Alibaba and Richemont, and b) the future revenue growth for Palm Angels; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the development of the estimated fair values for the Palm Angels and Alibaba and Richemont put and call options. These procedures also included, among others, (i) testing management’s process used to develop the fair value estimates for the Alibaba and Richemont put and call options; (ii) the involvement of professionals with specialized skill and knowledge to assist in developing an independent range of values for each of the valuation models; (iii) comparing the independent range of values for these put and call options to management’s estimates to evaluate the reasonableness of management’s estimates; (iv) testing the completeness and accuracy of underlying data used in the models; and (v) evaluating the reasonableness of significant assumptions related to the future revenue growth for Palm Angels considering historical growth rates and market data. Professionals with specialized skill and knowledge were also used to assist in evaluating the appropriateness of the valuation models, testing the completeness and accuracy of underlying data used in the models, and assessing the reasonableness of the risk free rate and credit spread assumptions used in the valuation of the put and call options related to the strategic investment with Alibaba and Richemont.

Capitalized Development Costs

As described in Notes 3 and 11 to the consolidated financial statements, the Group capitalizes costs relating to the development of internal software and technologies related to the enhancement of the Group's Digital Platform. Management applies judgment in assessing whether the internal software and technologies meet the required criteria for initial capitalization. This requires management to assess the expected future benefits from the projects to be capitalized, technical feasibility and commercial viability. In particular, internally generated intangible assets must be assessed during the development phase to identify whether the Group has the ability and the intention to complete the development successfully. Total development costs capitalized during the year ended December 31, 2022 were $141 million.

The principal considerations for our determination that the procedures performed related to capitalized development costs is a critical audit matter are (i) the significant judgment by management in assessing whether the internal software and technologies met the required criteria for initial capitalization; and (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate management’s judgment in assessing each of the capitalization criteria, and the ability and intent to complete the development.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls related to the capitalization of development costs. These procedures also included, among others, (i) assessing whether the capitalization criteria, including expected future benefits, technical feasibility and commercial viability, had been met; and (ii) testing directly attributable costs to bring the asset to the condition necessary for it to be capable of operating in the manner intended by management. Assessing whether the capitalization criteria had been met included (i) the review of management’s project plans and budgets; (ii) consideration of historic outcomes of projects; (iii) review of supporting documentation, such as employee timesheets; and (iv) discussions with project supervisors and development personnel.

Impairment of the Browns-Digital CGU and certain other smaller CGUs

As described in Notes 3 and 11 to the consolidated financial statements, impairment exists when the carrying value of a cash generating unit (CGU) or group of CGUs exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. During the year ended December 31, 2022, the Group recognized impairment expense of $38.1 million related to the Browns-Digital CGU and $95.9 million related to certain other smaller CGUs, which represents the full carrying value of the assets allocated to those CGUs. The recoverable amounts of the CGUs are determined from value in use calculations. The key assumptions for the value in use calculation include (i) expected future revenue growth rates, including the terminal growth rate; (ii) anticipated gross profit margins; (iii) anticipated operating margins, and (iv) the discount rates to be applied to the estimated future cash flows.

The principal consideration for our determination that performing procedures relating to the impairment of the Browns-Digital CGU and certain other smaller CGUs is a critical audit matter are (i) the significant judgment by management when developing the estimated recoverable amount; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to expected future revenue growth rates, including the terminal growth rate, anticipated gross and operating profit margins, and applied discount rates; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of CGUs. These procedures also included, among others, (i) testing management’s process for determining the estimated impairment expense; (ii) evaluating the appropriateness of the value in use model; (iii) testing the completeness and accuracy of underlying data used in the model; and (iv) evaluating the reasonableness of significant assumptions related to expected future revenue growth rates, including the terminal growth rate, anticipated gross and operating profit margins, and applied discount rates. Evaluating the reasonableness of the expected future revenue growth rates and anticipated profit margins involved evaluating whether the assumptions used by management were reasonable considering the current and past performance of the CGUs, consistency with external market and industry data, and whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in performing procedures relating to assessing the reasonableness of the discount rate and terminal growth rate.

/s/PricewaterhouseCoopers LLP

London, United Kingdom

March 8, 2023

We have served as the Group’s auditor since 2015.

FARFETCH LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

for the year ended December 31,

(in $ thousands, except share and per share data)

	Note	2020	2021	2022
Revenue	4	$1,673,922	$2,256,608	$2,316,680
Cost of revenue		(902,994)	(1,240,097)	(1,293,505)
Gross profit		770,928	1,016,511	1,023,175
Selling, general and administrative expenses	6	(1,351,483)	(1,480,968)	(1,733,603)
Impairment losses on tangible assets	12,13	(2,991)	-	(19,945)
Impairment losses on intangible assets	11	(36,269)	(11,779)	(116,787)
Operating loss		(619,815)	(476,236)	(847,160)
(Losses)/gains on items held at fair value and remeasurements	7,19	(2,643,573)	2,023,743	1,298,612
Share of results of associates		(74)	(52)	68
Finance income	8	24,699	12,599	38,369
Finance costs	8	(91,294)	(86,441)	(148,557)
(Loss)/profit before tax		(3,330,057)	1,473,613	341,332
Income tax benefit/(expense)	10	14,434	(3,002)	3,523
(Loss)/profit after tax		(3,315,623)	1,470,611	344,855
(Loss)/profit after tax attributable to:
Equity holders of the parent		(3,333,171)	1,466,487	359,287
Non-controlling interests	27	17,548	4,124	(14,432)
Net (loss)/profit		$(3,315,623)	$1,470,611	$344,855
(Loss)/earnings per share attributable to owners of the parent
Basic	28	(9.69)	4.02	0.93
Diluted	28	(9.69)	(1.07)	(1.85)
Weighted-average shares outstanding
Basic	28	343,829,481	364,696,712	384,986,092
Diluted	28	343,829,481	472,357,995	465,689,374

The accompanying notes are an integral part of these Consolidated financial statements

FARFETCH LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE (LOSS)/INCOME

for the year ended December 31,

(in $ thousands)

	Note	2020	2021	2022
(Loss)/profit after tax for the year		$(3,315,623)	$1,470,611	$344,855
Other comprehensive (loss)/income:
Items that may be subsequently reclassified to the consolidated statement of operations (net of tax):
Exchange gain/(loss) on translation of foreign operations		23,903	(20,017)	(12,194)
Loss on cash flow hedges recognized in equity	19	(4,227)	(12,825)	(60,463)
Loss/(gain) on cash flow hedges reclassified and reported in net (loss)/profit	19	17,612	(11,951)	74,975
Hedge discontinuation gains transferred to statement of operations	19	-	-	(23,223)
Gain/(loss) on cash flow hedges recognized in equity - time value		2,552	(2,552)	-
Items that will not be subsequently reclassified to the consolidated statement of operations (net of tax):
Remeasurement loss on severance plan		(24)	(77)	(168)
Other comprehensive income/(loss), net of tax		39,816	(47,422)	(21,073)
Total comprehensive (loss)/income for the year, net of tax		$(3,275,807)	$1,423,189	$323,782
Total comprehensive (loss)/income attributable to:
Equity holders of the parent		(3,293,687)	1,421,809	338,395
Non-controlling interests	27	17,880	1,380	(14,613)
		$(3,275,807)	$1,423,189	$323,782

The accompanying notes are an integral part of these Consolidated financial statements

FARFETCH LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in $ thousands)

	Note	December 31, 2021	December 31, 2022
Non-current assets
Other receivables	17	$31,225	$21,204
Deferred tax assets	10	13,334	19,566
Intangible assets	11	1,359,657	1,547,830
Property, plant and equipment	12	97,063	91,141
Right-of-use assets	13	195,549	187,640
Investments	14	17,937	218,977
Investments in associates	14	69	138
Total non-current assets		1,714,834	2,086,496
Current assets
Inventories	16	255,664	345,969
Trade and other receivables	17	374,706	492,565
Current tax assets		10,201	16,193
Short-term investments	15	99,971	-
Derivative financial assets	19	8,010	472
Cash and cash equivalents	18	1,363,128	734,221
Total current assets		2,111,680	1,589,420
Total assets		3,826,514	3,675,916
Liabilities and equity
Non-current liabilities
Provisions	22	60,545	12,166
Deferred tax liabilities	10	156,025	127,348
Lease liabilities	13	180,915	178,247
Employee benefit obligations	23	12,948	2,930
Derivative financial liabilities	19,20	872,428	206,564
Borrowings	20	515,804	892,700
Put and call option liabilities	21	836,609	169,218
Other financial liabilities	19	13,367	298,244
Total non-current liabilities		2,648,641	1,887,417
Current liabilities
Trade and other payables	24	806,406	740,848
Provisions	22	14,585	12,053
Current tax liability		5,189	6,075
Lease liabilities	13	33,594	36,996
Employee benefit obligations	23	8,296	2,403
Derivative financial liabilities	19,20	21,118	22,041
Put and call option liabilities	21	8,321	26,029
Other financial liabilities	19	9,748	36,433
Total current liabilities		907,257	882,878
Total liabilities		3,555,898	2,770,295
Equity
Equity attributable to owners of the parent		88,608	748,214
Non-controlling interests	27	182,008	157,407
Total equity		270,616	905,621
Total equity and liabilities		$3,826,514	$3,675,916

The accompanying notes are an integral part of these Consolidated financial statements

FARFETCH LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY/(DEFICIT) (in $ thousands)

	Share capital	Share premium	Merger reserve	Foreign exchange reserve	Other reserves	Accumulated losses	Equity/(deficit) attributable to owners of the parent	Non-controlling interest	Total equity/ (deficit)
Balance at December 31, 2019	13,584	878,007	783,529	(30,842)	369,275	(845,947)	1,167,606	170,226	1,337,832
Changes in equity/(deficit)
(Loss)/profit after tax for the year	-	-	-	-	-	(3,333,171)	(3,333,171)	17,548	(3,315,623)
Other comprehensive income	-	-	-	23,571	15,913	-	39,484	332	39,816
Total comprehensive income/(loss) for the year, net of tax	-	-	-	23,571	15,913	(3,333,171)	(3,293,687)	17,880	(3,275,807)
Gain on cashflow hedge transferred to inventory	-	-	-	-	(1,213)	-	(1,213)	-	(1,213)
Issue of share capital, net of transaction costs	584	49,924	-	-	4,808	-	55,316	-	55,316
Share-based payment – equity-settled	-	-	-	-	52,690	165,998	218,688	-	218,688
Share-based payment- reverse vesting shares	-	-	-	-	26,092	-	26,092	-	26,092
Acquisition of non-controlling interest	-	-	-	-	-	-	-	965	965
Dividends to non-controlling interests	-	-	-	-	-	-	-	(20,515)	(20,515)
Balance at December 31, 2020	14,168	927,931	783,529	(7,271)	467,565	(4,013,120)	(1,827,198)	168,556	(1,658,642)
Changes in equity/(deficit)
Profit after tax for the year	-	-	-	-	-	1,466,487	1,466,487	4,124	1,470,611
Other comprehensive loss	-	-	-	(17,273)	(27,405)	-	(44,678)	(2,744)	(47,422)
Total comprehensive (loss)/income for the year, net of tax	-	-	-	(17,273)	(27,405)	1,466,487	1,421,809	1,380	1,423,189
Loss on cashflow hedge transferred to inventory	-	-	-	-	2,066	-	2,066	-	2,066
Issue of share capital, net of transaction costs	333	-	-	-	-	-	333	-	333
Early conversion of convertible loan notes	653	630,976	-	-	-	-	631,629	-	631,629
Share-based payment – equity-settled	-	-	-	-	61,282	159,831	221,113	-	221,113
Share-based payment- reverse vesting shares	51	54,626	-	-	(24,486)	-	30,191	-	30,191
Acquisition of non-controlling interest	-	-	-	-	(11,613)	-	(11,613)	(6,901)	(18,514)
Dividends to non-controlling interests	-	-	-	-	-	-	-	(23,016)	(23,016)
Non-controlling interest arising on purchase of asset	20	23,767	-	-	-	-	23,787	50,453	74,240
Share issued on purchase of subsidiary	6	4,374	-	-	-	-	4,380	-	4,380
Step acquisition	-	-	-	-	-	-	-	2,434	2,434
Non-controlling interest put option	-	-	-	-	(150,070)	-	(150,070)	-	(150,070)
Farfetch China Holdings Ltd put call option	-	-	-	-	(744,163)	-	(744,163)	-	(744,163)
Capital contribution from non-controlling interests, net of transaction costs	-	-	-	-	488,863	-	488,863	(13,875)	474,988
Other	-	-	-	-	(2,519)	-	(2,519)	2,977	458
Balance at December 31, 2021	$15,231	$1,641,674	$783,529	$(24,544)	$59,520	$(2,386,802)	$88,608	$182,008	$270,616
Changes in equity/(deficit)
Profit after tax for the year	-	-	-	-	-	359,287	359,287	(14,432)	344,855
Other comprehensive loss	-	-	-	(12,013)	(8,879)	-	(20,892)	(181)	(21,073)
Total comprehensive (loss)/income for the year, net of tax	-	-	-	(12,013)	(8,879)	359,287	338,395	(14,613)	323,782
Gain on cashflow hedge transferred to inventory	-	-	-	-	(844)	-	(844)	-	(844)
Issue of share capital, net of transaction costs	364	4,135	-	-	-	-	4,499	-	4,499
Share-based payment – equity-settled	-	-	-	-	88,375	158,389	246,764	-	246,764
Share-based payment- reverse vesting shares	14	5,872	-	-	34,620	-	40,506	-	40,506
Dividends to non-controlling interests	-	-	-	-	-	-	-	(17,764)	(17,764)
Non-controlling interest arising on purchase of asset	-	-	-	-	-	-	-	5,493	5,493
Repayment of convertible loan note	184	34,128	-	-	-	-	34,312	-	34,312
Other	-	-	-	-	37	(4,063)	(4,026)	2,283	(1,743)
Balance at December 31, 2022	$15,793	$1,685,809	$783,529	$(36,557)	$172,829	$(1,873,189)	$748,214	$157,407	$905,621

The accompanying notes are an integral part of these Consolidated financial statements.

FARFETCH LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

for the year ended December 31,

(in $ thousands)

	Note	2020	2021	2022
Cash flows from operating activities
Operating loss		$(619,815)	$(476,236)	$(847,160)
Adjustments to reconcile operating loss to net cash inflow/(outflow) from operating activities:
Depreciation	12,13	39,366	49,564	54,689
Amortization	11	177,857	201,634	278,086
Non-cash employee benefits expense		168,347	219,932	290,331
Impairment losses on tangible assets	12,13	2,991	-	19,945
Impairment losses on intangible assets	11	36,269	11,779	116,787
Impairment of investments		235	134	99
Changes in working capital
Increase in receivables		(15,833)	(164,656)	(105,977)
Increase in inventories		(16,471)	(104,838)	(85,610)
Increase/(decrease) in payables		280,454	115,025	(73,582)
Changes in other assets and liabilities
(Increase)/decrease in non-current receivables		(1,453)	13,551	10,500
Increase/(decrease) in other liabilities		59,640	(44,227)	(52,890)
Increase/(decrease) in provisions		85,001	(68,128)	(50,707)
(Decrease)/increase in derivative financial instruments		(15,052)	5,663	(53,741)
Income taxes paid		(65,221)	(41,351)	(37,368)
Net cash inflow/(outflow) from operating activities		116,315	(282,154)	(536,598)
Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	31	(12,016)	(27,295)	(73,860)
Payments for property, plant and equipment	12	(26,839)	(28,854)	(22,191)
Payments for intangible assets	11	(94,105)	(167,707)	(148,679)
Interest received		3,131	2,994	8,917
Increase in short-term investments	15	-	(100,000)	-
Decrease in short-term investments	15	-	-	100,019
Dividends received from associate		60	-	-
Payments for investments	14	(2,872)	(9,794)	(210,003)
Proceeds on disposal of investment		-	-	1,461
Net cash outflow from investing activities		(132,641)	(330,656)	(344,336)
Cash flows from financing activities
Proceeds from issue of shares, net of issue costs		50,000	-	-
Proceeds from exercise of employee share-based awards		62,899	36,833	2,546
Transaction costs paid relating to capital contribution from non-controlling interest	27	-	(25,000)	-
Repayment of the principal elements of lease payments		(19,051)	(26,251)	(33,938)
Proceeds from borrowings, net of issue costs	20	1,241,861	-	369,113
Payment for the repurchase of convertible loan notes		-	-	(32,500)
Dividends paid to holders of non-controlling interests	27	(20,515)	(23,016)	(17,129)
Interest and fees paid on loans		(54,154)	(32,791)	(26,699)
Acquisition of non-controlling interests		-	(18,514)	-
Settlement of equity-based awards		-	(6,119)	(4,409)
Capital contribution from non-controlling interest	27	-	500,000	-
Net cash inflow from financing activities		1,261,040	405,142	256,984
Net increase/(decrease) in cash and cash equivalents		1,244,714	(207,668)	(623,950)
Cash and cash equivalents at the beginning of the year	18	322,429	1,573,421	1,363,128
Effects of exchange rate changes on cash and cash equivalents		6,278	(2,625)	(4,957)
Cash and cash equivalents at end of year		$1,573,421	$1,363,128	$734,221

The accompanying notes are an integral part of these Consolidated financial statements

Notes to the Consolidated financial statements

1.
Corporate information

Farfetch Limited (the “Company”) is an exempted company incorporated with limited liability under the Companies Act (as amended) of the Cayman Islands, as amended and restated from time to time (the “Companies Act”). The principal place of business is The Bower, 211 Old Street, London, EC1V 9NR, United Kingdom. Farfetch Limited and its subsidiary undertakings (the “Group”) is principally engaged in the following:

•
providing an online marketplace at Farfetch.com (and related suffixes) as well as the Farfetch app for retailers and brands to be able to offer their products for sale to the public (including associated services such as production, logistics, customer services and payment processing);
•
web design, build, development and retail distribution for retailers and brands to enable them to offer their products to the public;
•
operating retail stores, which include directly-operated stores (including Browns, New Guards, Stadium Goods and Violet Grey) and branded (Off-White, Palm Angels, Ambush) stores;
•
providing a platform for the development of global luxury fashion brands.

These financial statements were authorized for issue by the Board on March 8, 2023.

Effects of the COVID-19 pandemic and Russia-Ukraine conflict

More than two years after the COVID-19 pandemic was declared, it is still impossible to predict all the effects and the ultimate impact of the COVID-19 pandemic, as the situation continues to evolve and cause uncertainties within the global economy. The extent of these impacts on our financial and operating results will be dictated by the length of time that the pandemic and the related counter-measures continue, in addition to individuals’ and companies’ risk tolerance regarding health matters going forward. Management will continue to closely monitor the effects of the pandemic, including its impact on inventories and other significant estimates. During March 2022, the Chinese government implemented new lockdowns in major cities such as Shanghai and Shenzhen, resulting in significant disruption to the China market. During October 2022, the Chinese government initiated a further series of lockdowns. During the year ended December 31, 2022, mainland China revenues on a demand basis decreased 23% compared to the year ended December 31, 2021.

During February 2022, Russia invaded Ukraine. Sanctions imposed by other nations in response, including the United States and United Kingdom, resulted in a pause of our Russian operations and deliveries to Russian customers. During the year ended December 31, 2022, Russia revenues on a demand basis decreased 83% compared to the year ended December 31, 2021.

Both mainland China and Russia revenues on a demand basis are included within Other within our segmental disclosure as these represent less than 10 percent of our consolidated revenues.

2.
Significant accounting policies
2.1.
Basis of preparation

The Consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These Consolidated financial statements have been prepared under the historical cost convention, except as modified by the revaluation of certain financial assets and financial liabilities at fair value through profit and loss ("FVTPL") and fair value through other comprehensive income ("FVTOCI").

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

Refer to Note 31, Business Combinations for additional information.

b)
Investment in associates

The Group recognizes an investment in an associate when the Group has a significant influence over that entity. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies. The Group’s investments in its associates, Farfetch Capital Limited (formerly Farfetch Finance Limited) and Alanui S.r.l ("Alanui") (up until March 1, 2021), are accounted for using the equity method.

Notes to the Consolidated financial statements (continued)

Under the equity method of accounting, the investments are initially recognized at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses of the investee in profit or loss, and the Group’s share of movements in other comprehensive income of the investee in OCI.

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

d)
Fair value measurement

This section outlines the Group's policies applicable to financial instruments that are recognized and measured at fair value in the Consolidated financial statements.

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

Notes to the Consolidated financial statements (continued)

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
•
Level 2: Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable
•
Level 3: Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognized in the Consolidated financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) as at the end of each reporting year.

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

Notes to the Consolidated financial statements (continued)

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

Uncertainty over Income Tax Treatment

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

g)
Foreign currencies

The Group’s Consolidated financial statements are presented in U.S. dollars. For each entity the Group determines the functional currency and items included in the Consolidated financial statements of each entity are measured using that functional currency. The functional currency of the Group is U.S. dollars.

Notes to the Consolidated financial statements (continued)

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

The determination of whether an arrangement is (or contains) a lease is based on the substance of the arrangement at the inception of the lease. The arrangement is (or contains) a lease if fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset or assets, even if that right is not explicitly specified in an arrangement.

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

Notes to the Consolidated financial statements (continued)

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

Goodwill is not amortized but is reviewed for impairment at least annually. For the purpose of impairment testing, goodwill is allocated to the relevant Cash Generating Units (“CGUs”) which are tested for impairment annually. If the recoverable amount of the CGU is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. On disposal of a CGU, the attributable amount of goodwill is included in the determination of the profit or loss on disposal. Refer to Note 2.3 (n), Summary of significant accounting policies – Impairment of non-financial assets for the Group’s policy on the impairment of non-financial assets.

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
•
The ability to reliably measure the expenditure during development.

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

Notes to the Consolidated financial statements (continued)

Acquisition of Palm Angels S.r.l (Palm Angels)

During the year ended December 31, 2021, the Group completed the acquisition of 60 percent of the ordinary share capital of Palm Angels for upfront cash and share consideration. As IFRS does not directly address the accounting for a partial acquisition of an asset, management applied the principles of IFRS 3 - Business Combinations and IAS 38 - Intangible Assets in order to determine the accounting treatment for this transaction. Applying the requirements of IFRS 3 - Business Combinations, management concluded that this transaction represents the acquisition of an asset rather than a business combination. Given the additional complexity of accounting for an asset that is 60 percent owned, management applied both the principles of IFRS 3 - Business Combinations and IAS 38 - Intangible Assets in order to initially account for this asset purchase. On initial recognition, the asset was recognized at cost along with a non-controlling interest in the Consolidated statement of financial position to represent the portion of the asset that the Group does not own. Subsequently, amortization of the asset will be recognized in the Consolidated statement of operations over its useful economic life. For further information, including the settlement of the first portion of contingent consideration, refer to Note 11, Intangible assets.

Capitalization of minimum contractual royalty payments

During the year ended December 31, 2022, the Group entered into a commercial agreement with Authentic Brands Group LLC for the exclusive distribution rights of Reebok-branded footwear and apparel ranges within certain countries in the European region. As part of this transaction the Group was contractually obligated to pay minimum contractual royalty payments over an 11 year period with no cancellation option. As a result, the Group recognized these payments as an intangible asset to be amortized over the 11 year life of the contract. A corresponding financial liability measured at amortized cost was recognized in other financial liabilities to represent the future minimum contractual royalty payments to be made over the life of the contract. The Group is also required to make variable royalty payments dependent on future activity. The Group made a policy choice to recognize these amounts within the cost of sales line in the Consolidated statement of operations in the period in which they arise and are not considered to be part of the initial intangible asset recognized. Refer to Note 11, Intangible assets for more details.

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

k)
Leases

At the inception date of the lease (i.e., the date when the underlying asset is available for use), a lessee recognizes a liability for the present value of the lease payments payable over the lease term and a right of use asset that represents the right to use the underlying asset over the term of the lease. Right of use assets are measured at cost less accumulated depreciation and impairment losses, and are adjusted for any remeasurement of lease liabilities. The cost of right of use assets includes the amount of initial direct costs incurred and lease payments made before the commencement date less incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the estimated useful life of the underlying asset and the lease term.

The Group does not recognize non-lease components separately from lease components for those classes of assets in which non-lease components are not significant with respect to the total value of the arrangement.

Notes to the Consolidated financial statements (continued)

Lease payments include fixed payments (including in-substance fixed payments) less any lease incentive receivable, variable lease payments that depend on an index or rate and amounts expected to be paid as residual value guarantees. Similarly, the measurement of the lease liability includes the exercise price of a purchase option, if the lessee is reasonably certain to exercise that option, and payments of penalties for early termination, if the lease term reflects the lessee exercising such cancellation option. For the calculation of the present value of the lease payments, the Group uses the incremental borrowing rate at the start date of the lease if the interest rate implicit in the lease is not available. After the commencement date, the amount of the lease liabilities is increased to reflect the accrual of interest and reduced for payments made. In addition to this, the carrying amount of the lease liability is remeasured in certain cases, such as changes in the lease term, or changes in future lease payments resulting from a change in an index or rate used to determine those payments. The amount of such remeasurements is generally recognized against an adjustment to the right of use asset.

The Group has two recognition exemptions: “low value” asset leases and short-term leases (the Group uses this exemption for all leases with a term of twelve months or less). In such cases, lease payments are recognized as an expense on a straight-line basis over the lease term.

The Group determines the lease term as the non-cancellable term of the contract, together with any period covered by an extension (or termination) option whose exercise is discretionary for the Group, if there is reasonable certainty that it will be exercised (or it will not be exercised). In its assessment, the Group considers all available information by asset class in the industry and evaluates all relevant factors (technology, regulation, competition, business model, etc.) that create an economic incentive to exercise or not a renewal/cancellation option. In particular, the Group takes into consideration the time horizon of the strategic planning of its operations. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control that may affect its ability to exercise (or not to exercise) an option to extend or terminate (for example, a change in business strategy).

Lessors classify all leases using the classification principles in IFRS 16 – Leases and distinguish between operating and finance leases. Leases in which the lessor retains a significant portion of the risks and rewards of ownership of the leased asset are treated as operating leases. Otherwise, the lease is a finance lease.

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

Financial assets

The Group's financial assets comprise cash and cash equivalents, receivables, minority investments and derivative financial instruments. Derivative financial instruments are comprised of forward exchange contracts, foreign exchange option contracts and interest rate swaps, which are measured at FVTPL, unless they are formally designated and measured as cash flow hedges. Where derivative financial instruments are formally designated and measured as cash flow hedges, any changes in fair value are recognized in OCI if effective.

Notes to the Consolidated financial statements (continued)

Trade receivables are accounted for at amortized cost. The Group assesses on a forward-looking basis the expected credit losses associated with its trade receivables carried at amortized cost.

Financial assets measured at fair value through profit or loss are measured initially at fair value with transaction costs recognized directly in the Consolidated statement of operations. Subsequently, the financial assets are remeasured, and gains and losses are recognized in the Consolidated statement of operations.

Financial assets measured at FVTOCI are measured initially at fair value. Subsequently, the financial assets are remeasured, and gains and losses are recognized in OCI.

Financial liabilities

The Group’s financial liabilities comprise trade and other payables, interest bearing loans and borrowings, contingent consideration, derivative instruments on convertible notes (embedded derivatives), put and call option liabilities, foreign exchange contracts and interest rate swaps.

Trade and other payables are held at amortized cost.

All interest-bearing loans and borrowings are initially recognized at fair value net of issue costs associated with the borrowing. After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method.

Foreign exchange contracts are measured initially at fair value through profit or loss with transaction costs taken directly to the Consolidated statement of operations, unless they are formally designated and measured as cash flow hedges. Subsequently, the fair values are remeasured and gains and losses from changes therein are recognized in the Consolidated statement of operations.

Interest rate swap contracts designated in a formal effective cash flow hedge are initially measured at fair value with subsequent changes in the fair value of these instruments recognized in OCI.

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

Notes to the Consolidated financial statements (continued)

Embedded derivatives

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not carried at fair value, with unrealized gains or losses reported in the Consolidated statement of operations. Embedded derivatives are carried on the Consolidated statement of financial position at fair value from the inception of the host contract. Changes in fair value are recognized in the Consolidated statement of operations during the period in which they arise.

The Group’s convertible notes embedded derivatives are accounted as financial instruments at FVTPL. The embedded derivatives were recorded at fair value on the date of debt issuance. They are subsequently remeasured at fair value at each reporting date, and the changes in the fair value are recorded in the Consolidated statement of operations within gain/(loss) on items at held at fair value and remeasurements. The fair values of the embedded derivatives are determined using an option pricing model, using assumptions based on market conditions at the reporting date.

Put and call option liabilities

The Group has put and call option liabilities relating to the non-controlling interests arising from the transactions with Alanui, Palm Angels and Chalhoub Group (“Chalhoub”) as well as the strategic arrangement with Alibaba Group Holding Limited (“Alibaba”) and Compagnie Financière Richemont SA (“Richemont”).

Put and call option liabilities are initially recognized at present value in other reserves within equity at inception of the option deed. Subsequently, at the end of the reporting period, the liabilities are revalued to present value with remeasurement gains and losses recognized in the Consolidated statement of operations.

Conversion of convertible notes

When the conversion of the Group’s convertible notes are settled through the issuance of shares in the Group, the carrying amount of the non-current borrowings and the fair value of the related embedded derivative at the conversion date are derecognized and reclassified to equity. Where the terms of a financial liability are renegotiated and the entity issues equity instruments to a note holder to extinguish all or part of the liability (debt for equity swap), a gain or loss is recognized in profit or loss, which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued.

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

The Group bases its impairment calculation on detailed budgets which are prepared separately for each of the Group’s CGUs to which the individual assets are allocated. These budgets and forecast calculations cover a period of five to seven years, according to the nature and maturity of each CGU. Impairment losses of continuing operations, are recognized in the Consolidated statement of operations in expense categories consistent with the function of the impaired asset.

Notes to the Consolidated financial statements (continued)

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Group estimates the asset’s or CGU’s recoverable amount, and reverses the previously recognized impairment loss to the extent the recoverable amount equals the carrying amount. If the recoverable amount of the CGU is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. On disposal of a CGU, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Goodwill and intangible assets are tested for impairment annually as of December 31 and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. If the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

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

Equity-settled transactions

The cost of equity-settled transactions is determined by the fair value at the date when the grant is made using a valuation model. That cost is recognized, together with a corresponding increase in other capital reserves in equity, over the period in which the performance and/or service conditions are fulfilled in employee benefits expense. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. Where an award has market-based performance conditions, the fair value of the award is adjusted for the probability of achieving these via an appropriate valuation model. The Consolidated statement of operations expense or credit for a period represents the movement in cumulative expense recognized as of the beginning and end of that period.

The total amount recognized in the Consolidated statement of operations as an expense is adjusted to reflect the number of actual awards that vest, except where forfeiture is due to the failure to meet market based performance conditions.

Cash-settled transactions

For cash-settled share-based payments, a liability is recognized for the goods or services acquired, measured initially at the fair value of the liability. At each balance sheet date until the liability is settled, and at the date of settlement, the fair value of the liability is remeasured, with any changes in fair value recognized in profit or loss for the year.

Employment related taxes

Where the Group has an obligation to pay employment related taxes on share-based payments received by employees, these are provided for based on the intrinsic value of the vested and un-vested share options at the end of the reporting period.

Notes to the Consolidated financial statements (continued)

q)
Cash and cash equivalents

For the purpose of presentation in the Consolidated statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, bank overdrafts and cash amounts held by payment service providers.

The Group has classified amounts held in money market funds as cash equivalents because those funds are short term in nature, highly liquid, readily convertible to known amounts of cash, and subject to an insignificant risk of changes in value. The Group has concluded on this classification because each of these EU-regulated funds have the highest credit rating available.

From time to time, the Group holds amounts of restricted cash. Restricted cash amounting to $2.5 million (2021: $2.3 million) is classified outside of cash and cash equivalents, within trade and other receivables. For further information, refer to Note 17, Trade and other receivables.

2.4.
Changes in accounting policies and disclosures

The accounting policies applied by the Group in these Consolidated financial statements are the same as those applied by the Group in its Consolidated financial statements for the year ended December 31, 2021, except for the adoption of new and amended standards as set out below.

Amendments to IFRSs that are mandatorily effective for the current year

The Group applied the following new and revised IFRS standards from January 1, 2022:

•
Onerous Contracts - Cost of Fulfilling a Contract (Amendments to IAS 37)

The changes in Onerous Contracts - Cost of Fulfilling a Contract (Amendments to IAS 37) specify that the “cost of fulfilling” a contract comprises the “costs that relate directly to the contract”. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract (examples would be direct labor, materials) or an allocation of other costs that relate directly to fulfilling contracts (an example would be the allocation of the depreciation charge for an item of Property, Plant and Equipment used in fulfilling the contract). The adoption of these amendments did not have a material impact on the Consolidated financial statements.

•
Property, Plant and Equipment - Proceeds before intended use (Amendments to IAS 16)

This amendment to the standard serves to prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the cost of producing those items, in profit or loss. The adoption of these amendments did not have a material impact on the Consolidated financial statements.

•
Subsidiary as a First-time Adopter (Amendment to IFRS 1)

The amendment to IFRS 1 simplifies the application of IFRS 1 by a subsidiary that becomes a first-time adopter after its parent in relation to the measurement of cumulative translation differences. The adoption of these amendments did not have a material impact on the Consolidated financial statements.

•
Reference to the Conceptual Framework (Amendments to IFRS 3)

The amendments to the standard relate to the following:

Notes to the Consolidated financial statements (continued)

- The amendments update references in IFRS 3 to the revised 2018 Conceptual Framework.

- An acquirer applies the definition of a liability in IAS 37 or IFRIC 21 – not the definition in the Conceptual Framework – to determine whether a present obligation exists at the date as a result of past events.

- In addition, the amendments clarify that the acquirer does not recognize a contingent asset at the acquisition date.

The adoption of these amendments did not have a material impact on the Consolidated Financial Statements.

•
Fees in the ’10 per cent’ test for derecognition of financial liabilities (Amendments to IFRS 9)

The proposed amendment to paragraph B3.3.6 of IFRS 9 clarifies that a borrower includes in the 10 per cent test only fees paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other's behalf. The adoption of these amendments did not have a material impact on the Interim Condensed Consolidated Financial Statements.

New and revised IFRSs in issue but not yet effective

• Deferred Tax related to Assets and Liabilities arising from a Single Transactions (Amendments to IAS 12)

In May 2021, the IASB issued an amendment to IAS 12, Income Taxes, requiring companies to recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. The amendment is effective for annual reporting periods beginning on or after January 1, 2023, with early adoption permitted. Management has evaluated the impact of this amendment on the financial statements and believe it to be not material. We are not planning to early adopt any new and revised IFRSs for the current year.

•
Definition of Accounting Estimates (Amendments to IAS 8)

In February 2021, the IASB issued an amendment to IAS 8, Accounting Polices, Changes in Accounting Estimates and Errors, in order to clarify the difference between accounting policies and accounting estimates. The changes to IAS 8 focus entirely on accounting estimates and clarify the following:

➣
The definition of a change in accounting estimates is replaced with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty”.
➣
Entities develop accounting estimates if accounting policies require items in financial statements to be measured in a way that involves measurement uncertainty.
➣
A change in accounting estimate that results from new information or new developments is not the correction of an error. In addition, the effects of a change in an input or a measurement technique used to develop an accounting estimate are changes in accounting estimates if they do not result from the correction of prior period errors.
➣
A change in an accounting estimate may affect only the current period’s profit or loss, or the profit or loss of both the current period and future periods. The effect of the change relating to the current period is recognized as income or expense in the current period. The effect, if any, on future periods is recognized as income or expense in those future periods.
•
Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)

Notes to the Consolidated financial statements (continued)

The amendments are effective for annual reporting periods beginning on or after January 1, 2023, with early adoption permitted. Management has evaluated the impact of these amendments on the financial statements and believe it to be not material. We are not planning to early adopt any new and revised IFRSs for the current year.

•
Non-current Liabilities with Covenants (Amendments to IAS 1)

On October 31, 2022 the IASB issued amendments "Non-current liabilities with covenants" to IAS 1, Presentation of financial statements. The amendments in Non-current Liabilities with Covenants (Amendments to IAS 1):

➣
Modify the requirements introduced by Classification of Liabilities as Current or Non-current on how an entity classifies debt and other financial liabilities as current or non-current in particular circumstances: Only covenants with which an entity is required to comply on or before the reporting date affect the classification of a liability as current or non-current. In addition, an entity has to disclose information in the notes that enables users of financial statements to understand the risk that non-current liabilities with covenants could become repayable within twelve months.
➣
Defer the effective date of the 2020 amendments to 1 January 2024.

The new amendments are effective for annual reporting periods beginning on or after January 1, 2024. Earlier application is permitted.

•
Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)

Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2) amends IAS 1 in the following ways:

➣
An entity is now required to disclose its material accounting policy information instead of its significant accounting policies;
➣
several paragraphs are added to explain how an entity can identify material accounting policy information and to give examples of when accounting policy information is likely to be material;
➣
the amendments clarify that accounting policy information may be material because of its nature, even if the related amounts are immaterial;
➣
the amendments clarify that accounting policy information is material if users of an entity’s financial statements would need it to understand other material information in the financial statements; and
➣
the amendments clarify that if an entity discloses immaterial accounting policy information, such information shall not obscure material accounting policy information.

In addition, IFRS Practice Statement 2 has been amended by adding guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ to accounting policy information in order to support the amendments to IAS 1.

Management is currently evaluating the impact of the adoption of these standards, amendments and interpretations in future periods and currently does not believe them to be material. We are not planning to early adopt any new and revised IFRSs for the current year.

Non-current Liabilities with Covenants (Amendments to IAS 1)

Certain other new accounting standards and interpretations issued by the IASB that are mandatorily effective for an accounting period that began on or after January 1, 2022 have not had and are not expected to have a material impact on the Group in the current or future reporting periods or on foreseeable future transactions.

Notes to the Consolidated financial statements (continued)

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

Determining the costs of assets to be capitalized also requires judgement. Specifically, judgement and estimation is required to determine the directly attributable costs to be allocated to the asset to enable the asset to be capable of operating in the manner intended by management.

Recognition of a deferred tax asset

The Group has accumulated significant unutilized trading tax losses (refer to Note 10, Taxation). Deferred tax assets are recognized to the extent that it is probable that there are sufficient suitable deferred tax liabilities or future taxable profits that will be available against which deductible temporary differences can be utilized. The key area of judgement in respect of deferred tax accounting is the assessment of the expected timing and manner of realization or settlement of the carrying amounts of assets and liabilities held at the reporting date. In particular, assessment of whether it is probable that there will be suitable future taxable profits against which any deferred tax assets can be utilized is required. The Group reviews this assessment on an annual basis.

Non-controlling interest – Strategic arrangement with Alibaba and Richemont

During the year ended December 31, 2021, the Group formally signed an agreement to enter into a strategic arrangement with Alibaba and Richemont. As part of the agreement, Alibaba and Richemont invested $500 million in return for a combined 25% stake in Farfetch China Holdings Ltd. Management have concluded that most appropriate method to measure the non-controlling interest created from this transaction is to use the proportionate net assets method. The difference between the investment proceeds received and the non-controlling interest valuation is recorded within other reserves. For further information, refer to Note 26, Other reserves and Note 27, Non-controlling interests.

Acquisition of Palm Angels S.r.l (“Palm Angels”)

During the year ended December 31, 2021, the Group completed the acquisition of 60 percent of the ordinary share capital of Palm Angels for cash and share consideration. Applying the requirements of IFRS 3 - Business Combinations, management has concluded that this transaction represents the acquisition of an asset rather than a business combination. As IFRS does not directly address the accounting for the initial recognition of non-controlling interest on an asset acquisition, management has applied the principles of IFRS 3 – Business

Notes to the Consolidated financial statements (continued)

Combinations and recognized the non-controlling interest using the proportionate share of net assets acquired method. For further information, refer to Note 26, Other reserves and Note 27, Non-controlling interests.

Identification of embedded derivative in borrowing arrangements

During the year ended December 31, 2020, the Group issued senior convertible notes for $250.0 million, $400.0 million and $600.0 million, with the $250.0 million convertible note now repaid during the year ended December 31, 2022. Each arrangement contains certain conversion options that are bifurcated from the contract and valued separately. For each senior convertible note, there is significant judgement in determining the options to be bifurcated and valued separately, the valuation model and valuation methodology.

Key sources of estimation uncertainty

Business combinations

We use our best estimates and assumptions to accurately assign fair value to the intangible assets acquired at the acquisition date. The estimation is primarily due to the judgmental nature of the inputs to the valuation models used to measure the fair value of these intangible assets, as well as the sensitivity of the respective fair values to the underlying significant assumptions. Where material, we use a discounted cash flow method of the income approach to measure the fair value of these intangible assets, and use specialists to assist us to develop certain estimates and assumptions. The significant estimates and assumptions used are in respect of (i) expected future revenue growth rates; (ii) anticipated operating margins; (iii) the useful lives of the acquired brand names; (iv) the discount rates to be applied to the estimated future cash flows; and (v) royalty rates used in estimating income savings.

We also use our best estimates and assumptions to accurately account for the value of put options over non-controlling interests, when applicable.

For details of business combinations refer to Note 31, Business combinations.

Impairment of non-financial assets

Impairment exists when the carrying value of an asset, CGU or group of CGU's exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow (“DCF”) model. The cash flows are derived from the budget and projections for the next five to seven years, according to the development and maturity of each CGU. The significant judgements and assumptions used in calculating the recoverable amount are (i) the expected future revenue growth rates, including the terminal growth rate (ii) the anticipated operating margin and (iii) the discount rates applied to the future cash flows of the CGUs. These estimates are most relevant to goodwill recognized by the Group.

Refer to Note 11, Intangible assets for further details on the assumptions and associated sensitivities.

Fair value of financial instruments, including embedded derivatives and put and call liabilities

Where the fair value of financial assets and liabilities recorded in the financial statements cannot be derived from active markets, their fair value is determined using valuation techniques including the Black Scholes option pricing model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required to establish fair values. The judgements include considerations of inputs such as the risk-free rate and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

When measuring the fair value of an asset or liability, the Group uses observable market data to the greatest extent possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in

Notes to the Consolidated financial statements (continued)

the valuation techniques. For more information, including further details on assumptions and associated sensitivities, please refer to Note 19, Financial instruments and financial risk management.

2021 CEO Performance-Based Restricted Stock Unit (“PSU”) Award

On May 24, 2021, the Board of Directors of the Company (the "Board") unanimously approved the recommendation of the Compensation Committee of the Board to grant a long-term PSU under the Group’s 2018 Farfetch Employee Equity Plan (the “2018 Plan”) to José Neves, the Group’s Founder, Chief Executive Officer and Chairman of the Board (the “CEO”). The grant is 8,440,000 PSUs, which only vest, if at all, based on the Group’s achievement of pre-determined increases in the Group’s stock price over an eight-year period. For further information on this award, refer to Note 23, Employee benefit obligations and share-based payments.

Management has valued the related employers tax liability for these awards using the intrinsic value method based on the current and expected performance of the Group's share price over the performance period. The number of shares expected to vest is determined by analyzing the Group's share price movements during the performance period and extrapolating them into the future in order to determine whether the relevant share price hurdles have been met. If it is concluded that the share price hurdles have been achieved and therefore those awards are expected to vest in a future period, a corresponding provision is recognized based on the number of shares expected to vest and the expected future share price.

Minority investment in Neiman Marcus Group

On May 31, 2022, Farfetch UK Limited invested $200 million in the Neiman Marcus Group in exchange for a minority shareholding. Considering Farfetch’s ownership percentage and the absence of any shareholder rights that would indicate significant influence, the investment was recognized at cost and subsequently measured at fair value through other comprehensive income ("FVTOCI"), in line with the requirements of IFRS 9 - Financial instruments. Given that the investment is in a private entity, estimation uncertainty arises due to the fact that unobservable inputs such as historical financial information and assumptions relating to market multiples are used to determine the fair value of the investment as of December 31, 2022.

4.
Revenue

Revenue by type of good or service (in thousands)

	2020	2021	2022
Digital Platform Services third-party revenue	$637,568	$845,941	$827,224
Digital Platform Services first-party revenue	395,588	539,737	592,497
Digital Platform Services Revenue	1,033,156	1,385,678	1,419,721
Digital Platform Fulfilment Revenue	213,228	332,504	321,653
Brand Platform Revenue	390,014	467,505	477,146
In-Store Revenue	37,524	70,921	98,160
Total Revenue	$1,673,922	$2,256,608	$2,316,680

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

Notes to the Consolidated financial statements (continued)

In first-party sales arrangements, the Group sells inventory directly purchased or created by the Group on the Digital Platform where the Group is the principal, and therefore related revenues are recognized on a gross basis. Revenue on the sale of these goods is recognized when the goods are received by the end consumer. For finished goods that have been ordered on the Digital Platform but not yet delivered to the end consumer at the end of the reporting period, revenue is deferred until delivery. These deferred amounts are expected to be recognized within thirty days of reporting period end. The Group expects to fulfill any remaining performance obligations outstanding as of December 31, 2022 within the next ninety days of the reporting period end.

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

As discussed above, the promise with respect to delivery services is satisfied only when the goods are delivered to the end consumer. Within Digital Platform Fulfilment Revenue, where the delivery services performance obligation has not been satisfied by December 31, 2022, revenue is deferred and is expected to be recognized within ninety days of reporting period end. The transaction price for this performance obligation is the delivery costs charged to the consumer as described above.

Further detail can be found in Note 2.3 (e), Summary of significant accounting policies – Revenue recognition.

Brand Platform Revenue

Brand Platform Revenue includes revenue generated by New Guards operations less revenue from New Guards’: (i) owned e-commerce websites, (ii) direct-to-consumer channel via our Marketplaces and (iii) directly operated stores. Sales are made in the form of first-party sales arrangements to retailers, and therefore related revenues are recognized on a gross basis. Brand Platform revenue is recognized when the goods are delivered to the retailer. For finished goods that have been ordered and produced, but not yet delivered to the retailer at the end of the reporting period, revenue is deferred until delivery.

In-store

The Group has a single performance obligation in respect to In-Store Revenue, which is the sale of finished goods.

Group deferred revenue

At December 31, 2022, the Group recognized deferred revenue of $10.4 million (2021: $15.3 million, 2020: $8.5 million) and customer advances of $20.5 million (2021: $29.1 million, 2020: $16.0 million), which the Group expects to recognize within thirty days of reporting period end. The Group expects to fulfill any remaining performance obligations outstanding at December 31, 2022 within the next ninety days from the reporting period. In 2022, $15.3 million (2021: $8.5 million, 2020: $7.4 million) of revenue deferred in 2021 (2020 and 2019

Notes to the Consolidated financial statements (continued)

respectively) and $29.1 million (2021: $16.0 million, 2020: $23.8 million) of customer advances was recognized as revenue.

5.
Segmental and geographical information

Segmental information

The Group’s Chief Operating Decision Maker ("CODM"), which is deemed to be the Chief Executive Officer, examines segmental performance and resource allocation from an omni-channel service and product offering perspective, across the digital and physical realms. The CODM does not evaluate the segments using asset and liability information.

The Group has identified three reportable operating segments:

(A) Digital Platform - comprised of the Farfetch Marketplace, FPS, Violet Grey, BrownsFashion.com, respective websites of the brands in the New Guards portfolio and StadiumGoods.com, Farfetch Connected Retail, and any other online sales channel operated by the Group. Revenues are derived mostly from transactions between sellers and consumers conducted on our technology platforms.

(B) Brand Platform - comprised of business-to-business activities of the brands in the New Guards portfolio and includes design, production, brand development and wholesale distribution of brands owned and licensed by New Guards, including the franchised store operations. Revenues are generally derived from wholesale sales of goods.

(C) In-Store - comprised of Group-operated stores including Browns, Stadium Goods, Violet Grey and certain brands in the New Guards portfolio. Revenues are derived from sales made in the physical stores.

There are no intersegment transactions that require elimination and all revenues are revenues from external consumers. No operating segments have been aggregated to form a reportable operating segment. Order Contribution is used to assess the performance and allocate resources between the segments and represents gross profit after deducting demand generation expense, which includes fees that we pay for our various marketing channels to support the Digital Platform.

No single consumer accounted for more than 10% of Group revenues (2021: none, 2020: none).

The results of our three reportable operating segments are as follows (in thousands):

	Year ended December 31,
	2020	2021	2022
Digital Platform:	(in thousands)
Services third-party revenue	$637,568	$845,941	$827,224
Services first-party revenue	395,588	539,737	592,497
Services Revenue	1,033,156	1,385,678	1,419,721
Fulfilment Revenue	213,228	332,504	321,653
Revenue	1,246,384	1,718,182	1,741,374
Less: Cost of revenue	(686,178)	(987,929)	(1,014,785)
Gross profit	560,206	730,253	726,589
Less: Demand generation expense	(198,787)	(291,821)	(272,009)
Order contribution	$361,419	$438,432	$454,580

Notes to the Consolidated financial statements (continued)

	Year ended December 31,
	2020	2021	2022
Brand Platform:	(in thousands)
Revenue	$390,014	$467,505	$477,146
Less: Cost of revenue	(199,208)	(225,989)	(242,663)
Gross profit or order contribution	$190,806	$241,516	$234,483

	Year ended December 31,
	2020	2021	2022
In-Store:	(in thousands)
Revenue	$37,524	$70,921	$98,160
Less: Cost of revenue	(17,608)	(26,179)	(36,057)
Gross profit or order contribution	$19,916	$44,742	$62,103

	2020	2021	2022
Group:
Revenue	$1,673,922	$2,256,608	$2,316,680
Less: Cost of revenue	(902,994)	(1,240,097)	(1,293,505)
Gross profit	770,928	1,016,511	1,023,175
Less: Demand generation expense	(198,787)	(291,821)	(272,009)
Order contribution	572,141	724,690	751,166
Selling, general and administrative expenses (excluding demand generation expense)	(1,152,696)	(1,189,147)	(1,461,594)
Impairment losses on tangible assets	(2,991)	-	(19,945)
Impairment losses on intangible assets	(36,269)	(11,779)	(116,787)
Operating loss	(619,815)	(476,236)	(847,160)
(Losses)/gains on items held at fair value and remeasurements	(2,643,573)	2,023,743	1,298,612
Share of results of associates	(74)	(52)	68
Finance income	24,699	12,599	38,369
Finance costs	(91,294)	(86,441)	(148,557)
(Loss)/profit before tax	$(3,330,057)	$1,473,613	$341,332

Geographical information

The Group believes it is relevant to disclose geographical revenue information on both a demand basis, determined by the billing location of the consumer, and on a supply basis, determined by location of the Farfetch legal entity which earned the revenue.

The Group is domiciled in the Cayman Islands. For the year ended December 31, 2022, the Cayman Islands generated revenue from external consumers of $63,000 (2021: $81,000, 2020: $37,000) on a demand basis and $nil (2021: $nil, 2020: $nil) on a supply basis and is included within Other Countries in the revenue from external consumers detail below. As of December 31, 2022, the Cayman Islands had $nil non-current assets excluding deferred tax assets and investments (2021: $nil).

The Group’s revenue from external consumers on a demand basis, based on the billing location of the consumer, is detailed below (in thousands):

	2020	2021	2022
Revenue from external consumers (demand basis)
United States	$314,596	$475,684	$512,196
United Kingdom	151,875	221,264	258,271
Other Countries	1,207,451	1,559,660	1,546,213
Revenue	$1,673,922	$2,256,608	$2,316,680

Notes to the Consolidated financial statements (continued)

The Group’s revenue from external consumers on a supply basis, based on the location of the Farfetch legal entity which earned the revenue, is detailed below (in thousands):

	2020	2021	2022
Revenue from external consumers (supply basis)
United Kingdom	$1,021,240	$1,363,167	$1,379,104
Italy	485,882	624,585	646,936
Other Countries	166,800	268,856	290,640
Revenue	$1,673,922	$2,256,608	$2,316,680

The Group’s non-current assets other than deferred tax assets and investments by geographic location are detailed below (in thousands):

	2021	2022
Non-current assets excluding deferred tax assets and investments
Italy	$917,646	$1,077,527
United Kingdom (1)	354,883	319,588
United States	249,529	310,889
Other Countries	161,436	139,811
Total	$1,683,494	$1,847,815

(1) Amounts previously disclosed for the United Kingdom for the year ended December 31, 2021 have been re-presented to exclude investments.

6.
Selling, general and administrative expenses

Included within Selling, general and administrative expenses are (in thousands):

	2020	2021	2022
Demand generation expenses	$198,787	$291,821	$272,009
Technology expenses	115,227	131,408	120,024
Depreciation and amortization	217,223	251,198	332,775
Share-based payments	291,633	196,167	244,856
General and administrative	504,346	591,644	729,857
Other items	24,267	18,730	34,082
Selling, general and administrative expenses	$1,351,483	$1,480,968	$1,733,603

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

Included within General and administrative expense for the year ended December 31, 2022 is a $25.2 million gain arising on settlement of derivative financial instruments in March 2022 for which the Group no longer expected to receive the related Russian ruble-denominated cash flows due to the international sanctions imposed on Russia.

Notes to the Consolidated financial statements (continued)

Employees and directors expenses/(credits) are as follows (in thousands):

	2020	2021	2022
Wages and salaries	$307,527	$344,587	$379,006
Social security costs	42,972	56,277	66,375
Other pension costs	4,161	6,393	6,803
Share-based payments (equity-settled)	168,347	219,933	290,268
Share-based payments (cash-settled)	28,041	(9,265)	(10,071)
Share-based payments (employment related taxes)	95,245	(14,501)	(35,341)
Total employees and directors expenses	$646,293	$603,424	$697,040

These amounts are included within Selling, general and administrative expenses in the Consolidated statement of operations.

7.
Items held at fair value and remeasurements

Included within (losses)/gains on items held at fair value and remeasurements are (in thousands):

	2020	2021	2022
Change on remeasurement of put and call option and contingent consideration liabilities	$(288,853)	$384,122	$638,987
Change in fair value of convertible note embedded derivatives	(2,354,720)	1,638,837	667,028
Loss on disposal of investment carried at FVTPL	-	-	(178)
Fair value remeasurement of previously held equity interest	-	784	-
Fair value remeasurement of minority investment	-	-	(7,225)
(Losses)/gains on items held at fair value and remeasurements	$(2,643,573)	$2,023,743	$1,298,612

Fair value remeasurement of previously held equity interest

The fair value remeasurement of previously held equity interest relates to New Guards step-acquisition of Alanui (refer to Note 31, Business combinations for further detail).

For further information regarding the valuation of these instruments, refer to Note 19, Financial instruments and financial risk management, Note 20, Borrowings and embedded derivatives and Note 21, Put and call option liabilities.

8.
Finance income and costs

Included within Finance income and Finance costs are (in thousands):

	2020	2021	2022
Unrealized exchange gains	$19,729	$9,289	$25,717
Interest on cash and cash equivalents	4,970	3,310	12,652
Finance income	24,699	12,599	38,369

Unrealized exchange losses	(39,940)	(9,135)	(40,867)
Interest on leases	(6,684)	(9,137)	(9,751)
Convertible note interest	(41,851)	(67,638)	(59,994)
Interest on Term Loan	-	-	(9,464)
Loss on derecognition of convertible loan notes	-	-	(27,251)
Other interest expense	(2,819)	(531)	(1,230)
Finance costs	(91,294)	(86,441)	(148,557)

Net finance income/(costs)	$(66,595)	$(73,842)	$(110,188)

Notes to the Consolidated financial statements (continued)

9.
Material gain or loss

The Group has identified a number of items which are material due to the significance of their nature and/or amount. These are listed separately here to provide a better understanding of the financial performance of the Group (in thousands):

	Note	2020	2021	2022
Research and development costs expensed		(22,484)	(13,599)	(10,307)
Amortization - Intangible assets	11	(177,857)	(201,634)	(278,086)
Depreciation - Property, plant and equipment	12	(12,094)	(15,533)	(16,360)
Depreciation - Right-of-use assets	13	(27,272)	(34,031)	(38,329)
Impairment losses on intangible assets	11	(36,269)	(11,779)	(116,787)
Impairment losses on property, plant and equipment	12	(757)	-	(8,424)
Impairment losses on right-of-use assets	13	(2,234)	-	(11,521)
Transaction related legal and advisory expenses		(24,598)	(18,596)	(29,171)
Gains on items at present value remeasurements	7	288,853	384,122	638,987
Gains related to conversion of convertible notes		-	78,467	-
(Losses)/gains from fair value remeasurements of convertible note embedded derivatives	7	(2,354,720)	1,560,370	667,028
Loss on derecognition of convertible notes	8	-	-	(27,251)

10.
Taxation
a)
Income tax expense/(benefit) (in thousands)

	2020	2021	2022
Current tax:
Corporate tax	$32,430	$33,105	$21,969
Prior year adjustments	(96)	3,567	16,613
Total current tax	32,334	36,672	38,582
Total deferred tax benefit, net	(46,768)	(33,670)	(42,105)
Income tax (benefit)/expense	$(14,434)	$3,002	$(3,523)

The Group's current income tax expense of $38.6 million (2021: $36.7 million) for the year ended December 31, 2022 is due to profits in certain jurisdictions which cannot be offset with carried-forward losses or other credits and the effect of tax payable by Farfetch UK related to income from prior years. The total tax for the period is a net benefit due to the effect of deferred tax assets, which are higher than the income tax expense and relate to tax credits available to offset future tax profits and to the release of deferred tax liabilities on acquisitions.

Tax is recognized based on the weighted average annual tax rate expected for the full financial year in these taxable profit-making jurisdictions. The estimated average annual tax rate for the year ended December 31, 2022, in these jurisdictions is 26.7% (19.4% for the year ended December 31, 2021).

Notes to the Consolidated financial statements (continued)

b)
Reconciliation of the effective tax rate

The tax on the Group’s (loss)/profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profit of the consolidated entities as follows (in thousands):

	2020	2021	2022
(Loss)/profit before tax	$(3,330,057)	$1,473,613	$341,332
Tax at the UK tax rate of 19.00% (2021: 19.00%, 2020:19.00%)	(632,711)	279,986	64,853
Tax effects of:
Sundry non-taxable income	(9,555)	(45,567)	(2,396)
Sundry non-taxable expense	22,262	20,493	70,871
Non-taxable items evaluated at fair value	548,524	(311,379)	(246,121)
Taxes paid overseas and rate difference	5,816	(6,260)	(5,765)
Adjustments in respect of change in tax rates	-	(937)	9,347
Adjustments in respect of prior year	(96)	3,567	16,613
Unrecognized deferred tax assets	51,326	63,099	117,204
Difference in tax rate on unrecognized deferred tax assets	-	-	(28,129)
Income tax (benefit)/expense	$(14,434)	$3,002	$(3,523)

The UK corporation tax rate applicable from April 1, 2020 is 19% therefore, the Group has used a tax rate of 19% for the 2022 financial year. An increase in the main UK corporation tax rate to 25% from fiscal year 2023 was substantively enacted on May 24, 2021 and therefore has been used in calculating UK unrecognized deferred tax assets on tax losses.

The tax on items presented within other comprehensive (loss)/income is $nil (2021 and 2020: $nil)

Deferred tax

As result of the acquisitions of New Guards and CuriosityChina, the Group recognized a deferred tax liability of $232.6 million in 2019 on acquired intangibles. The cumulative deferred tax release is equal to $117.2 million of which $33.0 million was recognized during 2022.

As a result of the purchase price allocation exercise arising from 2021 acquisitions, a deferred tax liability of $6.5 million was recognized in 2021 as a temporary difference. In 2022, $2.3 million of the deferred tax liability was re-classified against goodwill on the Consolidated statement of financial position. The cumulative deferred tax release on the remaining adjusted liability is equal to $0.5 million, of which $0.3 million was recognized during 2022.

As a result of the purchase price allocation exercise arising from 2022 acquisitions, a deferred tax liability of $8.8 million was recognized in 2022 as a temporary difference. The deferred tax release in 2022 was $0.8 million.

Deferred tax assets of $18.0 million (2021: $12.0 million) mainly relate to inventory write-off provisions, share based payments and differences between Italian generally accepted accounting principles ("GAAP") and IFRS for New Guards that can be carried forward indefinitely. New Guards calculates the tax due for individual entity financial statements purposes according to Italian GAAP.

Deferred tax assets of $1.5 million (2021: $1.3 million) relate to tax incentives credits available for Farfetch Portugal due to research and development activity and fixed assets investments, which can be carried forward for ten and eight years, respectively. The Group has estimated that deferred tax assets will be recoverable using the future taxable income based on the business plans of Farfetch Portugal.

Notes to the Consolidated financial statements (continued)

Deferred tax assets and liabilities consist of the following at December 31 (in thousands):

	Note	Deferred tax assets	Deferred tax liabilities
At January 1, 2021		$13,556	$182,463
Deferred tax recognized to profit or loss		-	-
Deferred tax released to profit or loss		393	(33,275)
Foreign exchange		(913)	(296)
Reclassifications to balance sheet		298	672
Deferred tax recognized on acquisitions to balance sheet	31	-	6,461
At December 31, 2021		$13,334	$156,025
Deferred tax recognized to profit or loss		11,035	188
Deferred tax released to profit or loss		(3,922)	(35,179)
Foreign exchange		(851)	(172)
Reclassifications to balance sheet		(30)	(2,308)
Deferred tax recognized on acquisitions to balance sheet	31	-	8,794
At December 31, 2022		$19,566	$127,348

Deferred tax, net liability at December 31, 2022			$107,782

Unrecognized deferred tax assets

Unutilized trading tax losses

The Group had accumulated unutilized tax losses carried forward as of December 31, 2022 of $1,860.4 million (2021: $1,487.7 million). Deferred tax assets are recognized to the extent that it is probable that there are sufficient suitable deferred tax liabilities or future taxable profits that will be available, against which deductible temporary differences can be utilized. Subject to specific legislation regarding changes in ownership and the nature of trade, trading losses are available to be either carried forward indefinitely or for a significant time period.

	Local currency	2021	2021	2022	2022
		Local '000	$’000	Local '000	$’000
UK trading losses	GBP	882,753	1,191,629	1,281,857	1,545,278
US Net Operating Losses (“NOL”)	USD	276,649	276,649	299,389	299,389
Brazil trading losses	BRL	74,570	13,377	62,036	11,815
Japan trading losses	JPY	525,141	4,560	502,644	3,773
Hong Kong trading losses	HKD	11,795	1,512	1,152	148
		1,770,908	1,487,727	2,147,078	1,860,403

UK trading losses are available to be carried forward indefinitely. Legislation has been introduced with effect from April 1, 2017, whereby losses arising after April 1, 2017 can be set against total profits of the Group. The amount of total profits that can be offset by brought-forward losses is restricted to the first £5.0 million of profits, and an additional 50% of profits that exceed £5.0 million.

US NOL as of December 31, 2022 of $(299.4) million (2021: $(276.6) million) are available to be carried forward for a period of twenty years. The carry forward NOLs start to expire in different years, the first of which is December 31, 2030. NOLs generated after January 1, 2018 have an indefinite carry forward period but are subject to an 80% limitation per year. The Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) (i) removes the 80% limitation on the use of NOLs enacted by the Tax Cuts and Jobs Act of 2017 (the “TCJA”) with respect to NOLs carried to any taxable year beginning before January 1, 2021, and thus, NOLs (whether carried forward or carried back) can generally be used to offset fully taxable income in these taxable years; and (ii) provides for a carryback of any NOL arising in a taxable year beginning after December 31, 2017 and before January 1, 2021, to each of the five taxable years preceding the taxable year in which the NOL arose.

Notes to the Consolidated financial statements (continued)

Brazilian and Hong Kong trading losses as of December 31, 2022 are available to be carried forward indefinitely but utilization of losses in respect of Brazil is restricted to 30% against taxable income in future taxable periods.

Japanese NOL carry forwards incurred before April 1, 2018 can be carried forward for nine years, those incurred during fiscal years starting on or after April 1, 2018 can be carried forward for ten years and utilization of losses is restricted to 50% against taxable income in future taxable periods.

Unutilized future tax deductions on employee share option gains

The Group has an unrecognized gross deferred tax asset of approximately $93.3 million as of December 31, 2022 (2021: $872.8 million) for a future tax deduction on share options that are unexercised that, when exercised, will result in a gain and a potential deduction for corporation tax purposes. A net deferred tax asset of approximately $23.1 million (2021: $214.7 million) will be recognized to the extent that there are sufficient suitable deferred tax liabilities available.

Unutilized future tax deductions on goodwill

The Group has an unrecognized deferred tax asset of approximately $5.3 million (2021: $5.3 million) for goodwill recognized on the acquisition of Stadium Goods. The unrecognized deferred tax asset results from the future tax deductions available in relation to this item of goodwill exceeding its carrying value. A net deferred tax asset is only recognized where it can be shown that it is probable that future taxable profits will be available against which the Group can utilize the asset.

Unutilized future tax deductions for reactivated interest expense

The Group has an unrecognized gross deferred tax asset of approximately $66.9 million as of December 31, 2022 (2021: $20.7 million) for amounts disallowed under the United Kingdom’s corporate interest restriction rules, which may be reactivated in subsequent periods of account to the extent the Group’s interest allowance exceeds its aggregate tax-interest expense for the period. A net deferred tax asset is only recognized where it can be shown that it is probable that future interest allowance will be available against which the Group can utilize the asset.

Notes to the Consolidated financial statements (continued)

11.
Intangible assets

Intangible assets consist of the following (in thousands):

	Goodwill	Brand, trademarks & domain names	Customer relationships	Development costs	Total
Cost
At January 1, 2021	$356,521	$988,408	$6,860	$253,431	$1,605,220
Additions	—	131,161	395	118,661	250,217
Additions acquired through business combinations (1)	27,006	7,279	1,692	9,899	45,876
Disposals	—	(3)	—	(11)	(14)
Foreign exchange movements	(1,242)	(2,116)	(52)	(122)	(3,532)
At December 31, 2021	382,285	1,124,729	8,895	381,858	1,897,767
Additions	—	374,384	320	140,624	515,328
Additions acquired through business combinations (1)	49,997	28,780	2,500	12,655	93,932
Transfers	—	(5,429)	—	5,429	—
Foreign exchange movements	(642)	(25,810)	(55)	(1,169)	(27,676)
At December 31, 2022	$431,640	$1,496,654	$11,660	$539,397	$2,479,351
Accumulated amortization and impairment
At January 1, 2021	$-	$(217,015)	$(3,626)	$(105,251)	$(325,892)
Amortization for year	—	(132,592)	(451)	(68,591)	(201,634)
Impairment for year	—	(11,779)	—	-	(11,779)
Disposals	—	3	—	(30)	(27)
Foreign exchange movements	—	1,115	(64)	171	1,222
At December 31, 2021	—	(360,268)	(4,141)	(173,701)	(538,110)
Amortization for year	—	(170,439)	(917)	(106,730)	(278,086)
Impairment for year	(29,336)	(83,442)	—	(4,009)	(116,787)
Transfers	—	3,627	—	(3,627)	—
Foreign exchange movements	—	2,543	(155)	(926)	1,462
At December 31, 2022	$(29,336)	$(607,979)	$(5,213)	$(288,993)	$(931,521)
Net book value
At December 31, 2021	$382,285	$764,461	$4,754	$208,157	$1,359,657
At December 31, 2022	$402,304	$888,675	$6,447	$250,404	$1,547,830

(1)
Refer to Note 31, Business combinations.

Intangible assets with definite useful lives

Included within Development costs is $48.9 million (2021: $37.8 million) of assets that are under the course of construction. Amortization of these assets will commence once they are available for use.

As of December 31, 2022, Brands, Trademarks and domain names primarily includes: the Off-White licensed brand with a net carrying amount of $311.3 million and a remaining life of 3 years, Stadium Goods brand with a net carrying amount of $86.0 million and a remaining life of 11 years, Heron Preston brand with a net carrying amount of $17.4 million and a remaining life of 4.6 years and Palm Angels brand with a net carrying amount of $111.0 million and a remaining useful life of 8.6 years.

Notes to the Consolidated financial statements (continued)

Brand, trademarks and domain names include non-cash additions of $364.1 million in relation to the commercial agreement entered into on February 22, 2022, between the Group and Authentic Brands Group LLC for the exclusive distribution rights of Reebok-branded footwear and apparel ranges within certain countries in the European region. The intangible asset amount of $364.1 million represents the present value of the $368.2 million (€329.9 million) minimum contractual royalty payments and will be amortized straight-line over the 11 year life of the agreement. As of December 31, 2022, The Reebok distribution rights intangible asset had a carrying amount of $325.0 million and a remaining useful life of 10.0 years.

Intangible asset additions of $28.5 million relating to Brand, trademark and domain names and $1.2 million relating to capitalized Development costs were recognized through the acquisition of Violet Grey. Intangible asset additions of $11.5 million relating to capitalized Development costs, $2.5 million related to Customer Relationships and $0.3 million relating to Brand, trademark and domain names were recognized through the acquisition of Wanna. Refer to Note 31, Business combinations, for additional detail.

During the year ended December 31, 2021, the Group completed the acquisition of 60 percent of the ordinary share capital of Palm Angels for cash and share consideration, which was accounted for by applying the principles of IFRS 3 and recognizing a non-controlling interest using the proportionate share of net assets acquired method.

Development costs relates to development expenses that meet the capitalization criteria under IAS 38 - Intangible Assets, acquired software in business combinations, and includes the development of internal software and technologies related to the enhancement of the Group's Digital Platform.

Amortization for all intangible assets is recognized in Selling, general and administrative expenses within the Consolidated statement of operations.

During the year ended December 31, 2022, total impairment expense of $136.7 million was recognized on tangible and intangible assets, of which $38.1 million related to the Browns-Digital CGU and $98.6 million related to smaller CGUs within the Group and other impairments.

During the year ended December 31, 2021 impairment expense of $11.8 million was recognized primarily relating to a reduction in forecasted sales, which decreased the value-in-use of one of the smaller intangible brand assets within the New Guards portfolio and is associated with the Brand Platform reportable operating segment.

Intangible assets with indefinite useful lives

Goodwill reflects the amount of consideration in excess of the fair value of net assets acquired in business combinations. The Group tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired. Goodwill has been allocated to the following CGUs or groups of CGUs. New acquisitions Wannaby and Violet Grey have been allocated to the Marketplace CGU. For details regarding additions to goodwill refer to Note 31, Business combinations.

The goodwill amounts for each CGU or groups of CGUs consists of the following at December 31 (in thousands):

	2021	2022
CGU
Marketplace (FF.com)	$176,776	$226,131
Browns - Platform	19,015	—
CuriosityChina	3,039	3,039
Brand Platform - New Guards	181,381	171,060
Farfetch Platform Solutions	2,074	2,074
Total Goodwill	$382,285	$402,304

Notes to the Consolidated financial statements (continued)

In finalizing the purchase price allocation of the New Guards acquisition, we determined that a portion of the goodwill ($20.7 million) should be allocated to the Marketplace CGU as synergies arising from the acquisition will benefit the Group’s digital business. Similarly, when finalizing the Violet Grey and Wannaby acquisitions, we allocated $52.3 million of the goodwill to the Marketplace CGU.

Impairment testing

As of March 31, 2022, the Group reviewed its business and operations to take into consideration the estimated impact of the macroeconomic environment, the market outlook and the Group’s operations arising from COVID-19 and the Russia-Ukraine conflict and related sanctions. As a result of this assessment, certain CGUs, Marketplace (FF.com) and Browns - Platform, were identified as being more sensitive to these factors and were subject to impairment testing.

As of September 30, 2022, the Group's quarterly impairment trigger assessment also identified potential impairment indicators with the performance of the Browns - Platform CGU as a result of the continued macroeconomic environment and the devaluation of the pound sterling against the U.S. dollar and the CGU was subject to further impairment testing.

As of December 31, 2022, the Group completed annual impairment testing on all CGUs.

For all of the impairment testing performed during 2022, the recoverable amounts of the CGUs are determined from value in use calculations. The key assumptions for the value in use calculation include (i) expected future revenue growth rates, including the terminal growth rate; (ii) anticipated gross profit margins; (iii) anticipated operating margins; and (iv) the discount rates to be applied to the estimated future cash flows. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGUs and the group of units. The growth rates and anticipated gross profit margins are based on historic revenue growth rates, cost of revenue forecasts and current market assessments.

The Group prepares cash flow forecasts derived from the most recent financial budgets approved by management for the next three years. Forecasts are extended to five to seven years using management’s best estimates, according to the nature and maturity of each CGU. The Group believes this period range is appropriate to capture the high growth rates seen in the markets in which our CGUs operate.

March 31, 2022 impairment testing: FF.com and Browns - Platform

The key assumptions for the value in use calculations are the revenue growth rates and the pre-tax discount rates, plus gross profit and operating margin for selected CGUs, as explained above. The Group extrapolates the cash flows from the fifth year based on an estimated growth rate of 2% (December 31, 2021: 2%). This rate does not exceed the average long-term growth rate for the relevant markets. The pre-tax discount rate used to discount the forecast cash flows ranges from 12.10% to 12.93% (December 31, 2021: 8.9% to 10.9%). The pre-tax discount rate applied is derived from a market participant’s estimated weighted-average cost of capital. The assumptions used in the calculation of the Group’s weighted-average cost of capital are benchmarked to externally available data.

As a result of the impairment testing performed, the value in use exceeded the carrying amount of the assets allocated to each CGU for both the Marketplace (FF.com) and Browns - Platform CGUs and no impairment was recognized.

Management performed sensitivities on key assumptions and, based upon these, believed that there were no indicators of impairment on other CGUs.

Notes to the Consolidated financial statements (continued)

September 30, 2022 impairment testing: Browns - Platform

The key assumptions for the value in use calculations are the revenue growth rates and the pre-tax discount rates, plus gross profit and operating margin for selected CGUs, as explained above. The Group extrapolates the cash flows from the fifth year based on an estimated growth rate of 1.9% (December 31, 2021: 2%). This rate does not exceed the average long-term growth rate for the relevant markets. The pre-tax discount rate used to discount the forecast cash flows was 14.5% (December 31, 2021: 8.9% to 10.9%). The pre-tax discount rate applied is derived from a market participant’s estimated weighted-average cost of capital. The assumptions used in the calculation of the Group’s weighted-average cost of capital are benchmarked to externally available data.

As a result of the impairment testing performed, the carrying amount of the assets allocated to the Browns - Platform CGU, our internal Marketplace supply partner, exceeded its value in use and impairment losses totaling $38.1 million were recognized, representing the full carrying value. This was comprised of $19.0 million relating to Goodwill, $2.9 million relating to Development costs and $1.1 million relating to Brand, trademarks and domain names, recognized within Impairment losses on intangible assets within the Consolidated statement of operations, and $8.3 million relating to Right-of-use assets and $6.8 million relating to Property, plant and equipment recognized within Impairment losses on tangible assets within the Consolidated statement of operations and is associated with the Digital Platform reportable segment. Management considered that there are no reasonably possible changes to the key assumptions in the value in use calculation that would result in the reversal of the impairment of the assets allocated to the Browns - Platform CGU.

At September 30, 2022, the Group performed an impairment trigger assessment of goodwill and other intangible assets allocated to the Group's other CGUs and no additional impairment indicators were noted.

December 31, 2022 impairment testing: all CGUs

The recoverable amounts of the CGUs are determined from value in use calculations. The key assumptions for the value in use include (i) expected future revenue growth rates, including the terminal growth rate; (ii) anticipated gross profit margins; (iii) anticipated operating margins; and (iv) the discount rates to be applied to the estimated future cash flows. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGUs and the group of units. The growth rates and anticipated gross profit margins are based on historic revenue growth rates, cost of revenue forecasts and current market assessments.

The Group prepares cash flow forecasts derived from the most recent financial budgets approved by management for the next three years. Forecasts are extended to five or seven years using management’s best estimates, according to the nature and maturity of each CGU. The Group believes this period range is appropriate to capture the high growth rates seen in the markets in which our CGUs operate.

The key assumptions for the value in use calculations are the revenue growth rates and the pre-tax discount rates, plus gross profit margin for selected CGUs. The Group extrapolates the cash flows in the fifth or seventh year based on an estimated growth rate of 2% (2021: 2%). This rate does not exceed the average long-term growth rate for the relevant markets. The pre-tax discount rate used to discount the forecast cash flows ranges from 10.9% to 17.4% (2021: 8.9% to 10.9%). The pre-tax discount rate applied is derived from a market participant’s estimated weighted average cost of capital.

The assumptions used in the calculation of the Group’s weighted average cost of capital are benchmarked to externally available data.

Notes to the Consolidated financial statements (continued)

As a result of the impairment testing performed, the full carrying amount of the assets allocated to three of the smaller intangible brand assets within the Group, exceeded their value in use and impairment losses totaling $95.9 million were recognized. The impairment primarily related to a reduction in forecasted sales and comprised of $10.3 million relating to Goodwill, $82.4 million relating to Brand, trademarks and domain names and $0.9 million relating to capitalized Development costs, recognized within Impairment losses on intangible assets within the Consolidated statement of operations, and $1.4 million relating to Right-of-use assets and $0.9 million relating to Property, plant and equipment recognized within Impairment losses on tangible assets within the Consolidated statement of operations and is associated with the Brand Platform and Digital Platform reportable segments. As at December 31, 2022, the recoverable amounts of the smaller CGUs not fully impaired was $6.3 million.

In addition to the results of the annual impairment testing, other impairments totaling $2.7 million were recognized in December 2022.

Management has performed sensitivities on key assumptions and based upon these believe that there are no further indicators of impairment. Management consider that there are no reasonably possible changes to the key assumptions in the value in use calculation that would result in any further impairment of the assets allocated to the CGUs.

The recoverable amount of each CGU would equal its carrying amount if the key assumptions were to change as follows:

	Marketplace (FF.com)	FPS	CuriosityChina	Brand Platform – New Guards
Budgeted annual revenue growth (change in pp)	(2.5)	(39.9)	(62.0)	(13.7)
Post-tax discount rate (change in pp)	1.3	41.5	32.1	6.3
Budgeted gross profit margin (change in pp)	(2.1)	(3.7)	(21.0)	(6.6)
Long term growth rate (change in pp)	(6.4)	(148.3)	(272.4)	(13.8)

Notes to the Consolidated financial statements (continued)

12.
Property, plant and equipment

Property, plant and equipment comprised the following (in thousands):

	Freehold land	Leasehold improvements	Fixtures and fittings	Motor vehicles	Plant, machinery and equipment	Totals
Cost
At January 1, 2021	$19,569	$65,448	$19,195	$201	$21,886	$126,299
Additions	—	12,264	8,167	108	7,895	28,434
Additions acquired through business combinations (1)	—	6	43	—	159	208
Disposals	—	(3,219)	(1,045)	—	(1,037)	(5,301)
Transfers	—	(2,383)	85	—	2,305	7
Foreign exchange movements	(1,545)	(2,851)	(1,370)	(7)	(991)	(6,764)
At December 31, 2021	18,024	69,265	25,075	302	30,217	142,883
Additions	3,455	7,906	6,432	2	4,403	22,198
Additions acquired through business combinations (1)	—	6	4	—	243	253
Disposals	—	—	(150)	(86)	(639)	(875)
Transfers	—	(302)	287	—	15	—
Foreign exchange movements	(894)	(3,081)	(2,001)	(9)	(2,020)	(8,005)
At December 31, 2022	$20,585	$73,794	$29,647	$209	$32,219	$156,454
Accumulated depreciation and impairment
At January 1, 2021	$-	$(17,027)	$(7,701)	$(130)	$(12,359)	$(37,217)
Depreciation for year	—	(6,615)	(3,589)	(29)	(5,300)	(15,533)
Disposals	—	3,095	1,008	—	998	5,101
Foreign exchange movements	—	919	446	7	457	1,829
At December 31, 2021	—	(19,628)	(9,836)	(152)	(16,204)	(45,820)
Depreciation for year	—	(6,486)	(3,943)	(38)	(5,893)	(16,360)
Impairment for year	—	(6,949)	(227)	—	(1,248)	(8,424)
Disposals	—	—	150	86	639	875
Foreign exchange movements	—	2,304	875	1	1,236	4,416
At December 31, 2022	$-	$(30,759)	$(12,981)	$(103)	$(21,470)	$(65,313)
Net book value
At December 31, 2021	$18,024	$49,637	$15,239	$150	$14,013	$97,063
At December 31, 2022	$20,585	$43,035	$16,666	$106	$10,749	$91,141

(1) Refer to Note 31, Business combinations for details

Included within Leasehold improvements is $4.4 million (2021: $9.2 million) of assets that are under the course of construction. Depreciation will commence once they are available for use.

Depreciation for all property, plant and equipment is recorded in Selling, general and administrative expenses within the Consolidated statement of operations.

Notes to the Consolidated financial statements (continued)

There were no impairment losses relating to property, plant and equipment in the year ended December 31, 2021. Refer to Note 11, Intangible assets for further detail regarding the Browns and other smaller CGUs impairments for the year ended December 31, 2022.

13.
Right-of-use assets and lease liabilities

The Group's leasing activities:

The Group leases various offices, retail stores and cars. Lease contracts are typically made for fixed periods of three to twelve years but may have extension options. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.

Low-value assets comprise IT-equipment and small items of office furniture.

Right-of-use assets comprised the following (in thousands):

	Property	Vehicles	Totals
2021
At January 1, 2021	$178,738	$489	$179,227
Additions	42,931	300	43,231
Remeasurements	15,242	1	15,243
Depreciation charge for the year	(33,727)	(304)	(34,031)
Impairment charge for the year	—	—	—
Foreign exchange	(8,095)	(26)	(8,121)
At December 31, 2021	$195,089	$460	$195,549
2022
At January 1, 2022	$195,089	$460	$195,549
Additions	44,788	667	45,455
Remeasurements	4,631	118	4,749
Depreciation charge for the year	(38,014)	(315)	(38,329)
Impairment charge for the year	(11,521)	—	(11,521)
Foreign exchange	(9,493)	(10)	(9,503)
Transfers	1,240	—	1,240
At December 31, 2022	$186,720	$920	$187,640

During the year ended December 31, 2022, total impairment charges of $11.5 million were recognized on right-of-use assets. Refer to Note 11, Intangible assets for further detail. During the year ended December 31, 2021, there was no impairment charge recognized in relation to right-of-use assets.

Lease liabilities comprised the following as of December 31 (in thousands):

	2021	2022
Current lease liabilities	$33,594	$36,996
Non-current lease liabilities	180,915	178,247
Total lease liabilities	$214,509	$215,243

Some leases contain break clauses or extension options to provide operational flexibility. Potential future undiscounted lease payments not included in the reasonably certain lease term, and hence not included in the lease liabilities, total $54.6 million (2021: $48.2 million).

During the year ended December 31, 2022, the Group paid $33.9 million (2021: $26.3 million, 2020: $19.1 million) in principal elements of lease payments.

Notes to the Consolidated financial statements (continued)

During the year ended December 31, 2022, a charge of $7.5 million (2021: $6.7 million, 2020: $6.4 million) was recognized in relation to short-term and low value leases.

14.
Investments

In the year ended December 31, 2022, the investments of the Group were comprised of minority equity interests and convertible loan notes. In the year ended December 31, 2021, the investments of the Group were comprised of minority equity interests, convertible loan notes and senior secured promissory loan notes. The details of the Group's investments are as follows (in thousands):

	Investments - held at fair value through other comprehensive income (FVTOCI)		Investments - held at fair value through profit or loss (FVTPL)	Total
	NMG Parent LLC	Other investments
At January 1, 2021	$-	$5,278	3,000	8,278
Additions	-	40	9,787	9,827
Impairment	-	(168)	-	(168)
At December 31, 2021	-	5,150	12,787	17,937
Additions	200,000	6,531	11,834	218,365
Disposal	-	-	(10,000)	(10,000)
Impairment	-	(100)	-	(100)
Fair value remeasurement	-	-	(7,225)	(7,225)
At December 31, 2022	$200,000	$11,581	7,396	218,977

Notes to the Consolidated financial statements (continued)

During the year ended December 31, 2022, Silvergate Capital Corp ("Silvergate") purchased the technology and other assets of the Diem Association ("Diem"), in which the Group had previously made investments totaling $10 million during 2020 and 2021. As part of this transaction and in return for its investment held in Diem, the Group received shares in Silvergate. On completion of this transaction, the Group derecognized its investment in Diem and recognized an investment in Silvergate. This resulted in an investment carrying value of $10.0 million being derecognized from the Statement of financial position, a new investment amounting to $8.4 million being recognized on the Statement of financial position and a $1.6 million loss on disposal being recognized in the Statement of operations within the fair value remeasurements line. During May 2022, the wind up of Diem was completed and the Group received $1.5 million in cash, representing its 5.35% share of Diem's residual cash at wind up.

On May 31, 2022, Farfetch UK Limited, a wholly-owned subsidiary of Farfetch Limited, acquired a minority investment in the share capital of NMG Parent LLC ("NMG"), the ultimate parent company of the Neiman Marcus Group LLC, the largest omni-channel luxury retailer in the United States, for consideration of $200 million. In line with the requirements of IFRS 9 - Financial instruments, management has made an irrevocable election to recognize the subsequent changes in fair value of this investment in OCI as the intention is to hold it for strategic purposes. Please refer to Note 19, Financial instruments and financial risk management, where we have detailed the valuation approach regarding the investment in the Neiman Marcus Group LLC.

Investments in associates

The table below (in thousands) illustrates the summarized financial information of the Group’s investments in Farfetch Capital Limited (formerly Farfetch Finance Limited) and Alanui (up to March 1, 2021). The Group’s shareholdings in Alanui and its principal activities can be found in Note 32, Group information. In addition, for further detail on Alanui refer to Note 31, Business Combinations.

At January 1, 2021	$2,319
Step acquisition	(2,198)
Share of loss after tax	(52)
At December 31, 2021	69
Share of profit after tax	68
Other	1
At December 31, 2022	$138

As of December 31, 2022, no impairment indicators were identified.

15.
Short-term investments

Short-term investments consist of the following as of December 31 (in thousands):

	2021	2022
Short-term investments	$99,971	$-
Short-term investments	$99,971	$-

The short-term investment entered into during the year ended December 31, 2021 related to variable Net Asset Value (“NAV”) investments, representing cash investments in variable money market instruments on the basis of a mark-to-market valuation of an underlying portfolio of money market instruments. These did not meet the definition of cash and cash equivalents as they were not readily convertible into known amounts of cash and were subject to significant risk of changes in value. All changes in fair value of these investments were recognized in the Consolidated statement of operations.

The short-term investment was disposed of during the year ended December 31, 2022 for proceeds of $100.0 million.

Notes to the Consolidated financial statements (continued)

16.
Inventories

Inventories as at December 31 comprised the following (in thousands):

	2021	2022
Finished goods	$278,345	$380,216
Obsolete stock provision	(22,681)	(34,247)
Total inventories	$255,664	$345,969

The total cost of inventory recognized as an expense in the consolidated statement of operations was $590.7 million for the year ended December 31, 2022 (2021: $516.2 million, 2020: $411.7 million). The total provision against inventory in order to write down the balance to net recoverable value was $34.2 million for the year ended December 31, 2022 (2021: $22.7 million).

17.
Trade and other receivables

Trade and other receivables comprised the following at December 31 (in thousands):

	2021	2022
Non-current
Other receivables	$31,225	$21,204
Non-current other receivables	$31,225	$21,204
Current
Trade receivables	$63,046	$89,942
Other current receivables	179,964	157,594
Sales taxes	117,234	199,849
Allowance for expected credit losses	(5,208)	(7,307)
Prepayments and accrued income	19,670	52,487
Current trade and other receivables	$374,706	$492,565

Non-current other receivables is primarily comprised of withholding tax relating to share-based compensation, deposits for office leases and services and operations-related deposits, which the Group is not expecting to recover within the next twelve months.

Other current receivables primarily relate to advances to boutique partners, first-party product suppliers and other suppliers. Included within Other current receivables is $2.5 million of restricted cash (2021: $2.3 million).

Sales tax receivables relate to recoverable value-added tax arising on indirect exports, including between United Kingdom and Europe, where we have adapted our transactional flows in response to the formal withdrawal of the United Kingdom from the European Union on January 31, 2020.

The Group has assessed its expected credit loss (“ECL”) estimate in line with the requirements of IFRS 9 – Financial instruments (“IFRS 9”). As part of this assessment, the Group has performed a recoverability assessment of its outstanding Trade and other receivables at the reporting date and, where appropriate, made suitable adjustments to allowances and provisions. In the year ended December 31, 2022, the charge relating to expected credit losses included within the sales, general and administration in the Consolidated statement of operations is $1.8 million (2021: $0.9 million).

Notes to the Consolidated financial statements (continued)

18.
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

Cash and cash equivalents consist of the following at December 31 (in thousands):

	2021	2022
Cash held in banks	$141,130	$114,099
Money market funds	810,453	474,699
Short-term deposits	353,539	80,141
Amounts held by payment service providers	58,006	65,282
Cash and cash equivalents	$1,363,128	$734,221

19. Financial instruments and financial risk management

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

The Group seeks to minimize the effects of these risks, where appropriate, by using derivative financial instruments to hedge these risk exposures. The use of financial derivatives is governed by the Group’s policies approved by the Board, which provide written principles on foreign exchange risk, interest rate risk, credit risk and the use of derivatives. The Group does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

Interest rate risk

The Group enters into derivative financial instruments to manage its exposure to interest rate risk.

During the year ended December 31, 2022, the Group was exposed to interest rate risk as it borrowed funds at a floating interest rate. The $400.0 million Term Loan facility is based on a floating interest rate.

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

Notes to the Consolidated financial statements (continued)

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

Liquidity risk

The Group monitors its liquidity risk to maintain a balance between continuity of funding and flexibility. This helps the Group achieve timely fulfilment of its obligations while sustaining the growth of the business. We have policies in place for managing liquidity risk, which our finance department implements and periodically reviews.

The table below (in thousands) analyses the Group’s financial liabilities into relevant groupings based on the remaining period from the reporting date to the contractual maturity date. Amounts due within twelve months equal their carrying balances, as the impact of discounting is not significant.

	Less than one year	Less than one year
	2021	2022
Trade and other payables	$365,146	$377,401
Put and call option liabilities	8,321	26,029
Current borrowings	-	4,000
Total current	$373,467	$407,430

	More than one year	More than one year
	2021	2022
Put and call option liabilities	$836,609	$169,218
Borrowings	515,804	892,700
Total non-current	$1,352,413	$1,061,918

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

	Less than twelve months	Between one and three years	Between three and five years	More than five years
At December 31, 2022
Non derivative financial liabilities
Convertible bonds - $400.0 million	-	-	400,000	-
Convertible bonds - $600.0 million	-	-	-	600,000
Put and call option liabilities	26,029	71,919	97,270	-
Guaranteed minimum royalty payments	31,360	66,398	66,141	161,226
Contingent Consideration	4,000	-	-	-
Obligations under leases	45,994	78,413	55,569	87,093
$400.0 million term loan	4,000	8,000	388,000	-
Trade and other payables	377,401	-	-	-
Net settled derivatives
Outflow	-	-	-	-
Gross settled derivatives
Inflow	(375,759)	-	-	-
Outflow	397,263	-	-	-

Notes to the Consolidated financial statements (continued)

	Less than twelve months	Between one and three years	Between three and five years	More than five years
At December 31, 2021
Non derivative financial liabilities
Convertible bonds - $250.0 million	$-	$-	$50,000	$-
Convertible bonds - $400.0 million	-	-	-	400,000
Convertible bonds - $600.0 million	-	-	-	600,000
Put and call option liabilities	8,321	188,261	656,640	-
Contingent consideration	8,822	9,064	-	-
Obligations under leases	54,216	73,685	51,124	90,801
Trade and other payables	434,199	-	-	-
Net settled derivatives
Outflow	1,219	-	-	-
Gross settled derivatives
Inflow	(1,570,026)	-	-	-
Outflow	1,590,865	-	-	-

In the tables above, trade and other payables are comprised of trade payables amounting to $311.0 million (2021: $342.9 million), other payables amounting to $20.2 million (2021: $22.2 million) and social security and other taxes of $46.2 million (2021: $69.1 million).

The put and call option liabilities relate to non-controlling interests arising from the transactions with Palm Angels and Chalhoub, as well as the strategic agreement with Alibaba and Richemont. The non-current liabilities are comprised of $97.3 million (2021: $150.3 million) relating to Palm Angels, and $71.9 million (2021: $498.0 million) relating to the strategic agreement with Alibaba and Richemont. Non-current liabilities in the prior year also included $188.3 million in relation to Chalhoub. In the current year, a liability amounting to $13.7 million is included within current liabilities. The original term of the Chalhoub agreement ended December 31, 2022. As of March 8, 2023, discussions regarding the future relationship with Chalhoub are ongoing. The latest maturity date of the liability relating to Palm Angels is in 2026. The latest maturity date of the liability relating to the strategic agreement with Alibaba and Richemont is in 2026. See Note 27, Non-controlling interests for further information relating to the movements in the non-controlling interest.

Credit risk

Credit risk is the risk that financial loss arises from the failure of a consumer to meet its obligations under a contract. Due to the nature of our operations the Group does not have significant exposure to credit risk. The trade receivables balance is spread across a large number of different customers. The Group has policies in place to ensure that wholesale sales are made to customers with an appropriate credit history. Sales to retail customers are made in cash or via credit cards. In addition, receivables balances are monitored on an ongoing basis with the result that the Group’s exposure to bad debts is not significant and default rates have been historically low. A customer is deemed to have defaulted when the Group considers that it will not be able to make contractual payments when due.

The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables. The Group applies a loss allowance to trade and other receivables. As of December 31, 2022 all trade and other receivables are current as they are due within thirty days. The expected loss rate the Group applies for trade and other receivables is 1.0% (2021: 1.0%). The expected loss rates are reviewed annually, or when there is a significant change in external factors potentially impacting credit risk, and are updated where management’s expectations of credit losses change.

Notes to the Consolidated financial statements (continued)

The expected loss rates are based on the payment profiles of sales up to a period of thirty-six months before December 31, 2022 or January 1, 2022, respectively, and the corresponding historical credit losses experienced within this period which were not significant. The historical loss rates are adjusted to reflect current and forward looking information on macroeconomic factors affecting the ability of the consumers to settle the receivables. In addition, certain individual customers (where there is objective evidence of credit impairment) have been identified as having a significantly elevated credit risk and have been provided for on a specific basis.

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

Capital risk management

The Group’s objective when managing capital is to safeguard the Group’s ability to provide returns for members and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. The Group manages its capital structure and makes adjustments to it, in light of changes to economic conditions and to the strategic objectives of the Group. The Group has raised finance through the issuance of equity, a term loan facility and convertible senior notes to private and public investors.

At December 31, 2022, the Group holds restricted cash of $2.5 million (2021: $2.3 million).

The Group is not subject to any externally imposed capital requirements. Refer to Note 20, Borrowings and embedded derivatives where we assess the new term loan and the incurrence covenants. The capital structure is as follows (in thousands):

	2021	2022

Total borrowings	$1,602,741	$1,318,507
Less: cash and cash equivalents	(1,363,128)	(734,221)
Net debt	239,613	584,286
Total equity	270,616	905,621
Total	$510,229	$1,489,907

Notes to the Consolidated financial statements (continued)

The table below reconciles the movements in our financing liabilities during the year:

			Non-cash movements
	As at December 31, 2021	Cash movement	Additions	Disposals	Reclassification from non-current to current	Foreign exchange movement	Finance costs	Fair value changes & other	As at December 31, 2022
Borrowings - leases	$214,509	$(43,689)	$44,633	$-	$-	$(13,349)	$9,751	$3,388	$215,243
Non-current borrowings - convertible notes	515,804	(16,875)	-	(39,561)	-	1	59,994	-	519,363
Borrowings-related derivative financial instruments	872,428	-	-	-	-	(1)	-	(667,028)	205,399
Non-current borrowings - term loan	-	369,113	-	-	(4,000)	-	9,464	(1,240)	373,337
Current borrowings - term loan	-	-	-	-	4,000	-	-	-	4,000
Financing liabilities	$1,602,741	308,549	44,633	(39,561)	-	(13,349)	79,209	(664,880)	$1,317,342

			Non-cash movements
	As at December 31, 2020	Cash movement	Additions	Early conversion of February 2020 Notes	Foreign exchange movement	Finance costs	Fair value changes & other	As at December 31, 2021
Borrowings - leases	$191,403	$(35,388)	$41,343	$-	$(8,111)	$9,137	$16,125	$214,509
Non-current borrowings - convertible notes	617,789	(22,950)	-	(146,673)	-	67,638	-	515,804
Borrowings-related derivative financial instruments	2,996,220	-	-	(484,956)	1	-	(1,638,837)	872,428
Financing liabilities	$3,805,412	(58,338)	41,343	(631,629)	(8,110)	$76,775	(1,622,712)	$1,602,741

Mainly as a result of the gains on items held at fair value and remeasurements during the year, the Group’s total equity increased from $270.6 million as of December 31, 2021 to $905.6 million as of December 31, 2022. The gains on items held at fair value and remeasurements during the year are mainly driven by the year end revaluation of the embedded derivatives relating to the convertible senior notes discussed in Note 20, Borrowings and embedded derivatives. Unless earlier converted, redeemed or repurchased in accordance with their terms, the notes may be settled, at Farfetch’s election and subject to certain exceptions and conditions, in Class A ordinary shares of Farfetch, cash, or a combination of cash and Class A ordinary shares of Farfetch.

The main purpose of the Group’s financial instruments is to finance the Group’s operations.

The main risks from the Group’s financial instruments are interest rate risk, currency risk and liquidity risk. The Board reviews and approves policies, which have remained substantially unchanged for the year under review, for managing these risks.

Notes to the Consolidated financial statements (continued)

Hedge accounting classification and impact forecast

The Group designates certain forward foreign exchange contracts and foreign exchange option contracts as cash flow hedges of forecast foreign currency revenue and costs. During the current year, net losses of $50.7 million (2021: a gain of $9.9 million) were removed from the cash flow hedge reserve. A net loss of $0.9 million (2021: $1.4 million) was taken to cost of revenue, a net loss of $74.1 million (2021: a gain of $13.4 million) was taken to selling, general and administrative expenses. A gain of $0.8 million (2021: a loss of $2.1 million) was transferred to inventories in the Consolidated statement of financial position.

The amount taken to selling, general and administrative expenses included a $23.4 million gain arising on settlement of our 2022 foreign exchange hedges, which were in position to cover our expected future receipts of Russian rubles, but were closed out as we no longer expected to receive rubles for the foreseeable future.

The Group designates certain interest rate swap contracts as cash flow hedges of forecast interest costs on borrowings. During the current year, net losses of $0.2 million (2021: $nil million) were removed from the cash flow hedge reserve and taken to finance costs. The carrying value of interest rate swap contracts at December 31, 2022 was a liability of $1.8 million (2021: $nil million), the notional amount was $200.0 million (2021: $nil million).

The Group uses a qualitative method for assessing hedge effectiveness for exchange rate risk. The hedge is assessed at inception and throughout the life of the hedge. Effectiveness between the hedged item and hedging instrument is tested by comparing the critical terms of both items and concluding that they are offsetting. The key sources of risk that could result in ineffectiveness include credit risk, a change in the economic relationship between the hedged item and the hedging instrument, a potential change in timing in relation to the hedged item, the currency basis risk, exchange rate volatility and a substantial reduction in the market liquidity for the hedging instrument.

The Group uses a qualitative method for assessing hedge effectiveness for interest rate risk. The hedge is assessed at inception and throughout the life of the hedge. Effectiveness between the hedged item and hedging instrument is tested by comparing the critical terms of both items and concluding that they are offsetting. The key sources of risk that could result in ineffectiveness include credit risk, a change in the economic relationship between the hedged item and the hedging instrument, a potential change in timing in relation to the hedged item, basis risk and a substantial reduction in the market liquidity for the hedging instrument.

Under the Group’s hedging policy for exchange rate risk, the critical terms of the foreign currency derivatives must align with the hedged items. The contracts are denominated in the same currency as the highly probable future sales and purchases, which are expected to occur within a maximum 18-month period. This determines the hedge relationship to be 1:1.

Under the Group’s hedging policy for interest rate risk, the critical terms of the interest rate swaps must align with the hedged items. The contracts are denominated in the same currency as the highly probable future interest payments, with the same floating rate and are expected to occur within a maximum 36-month period. This determines the hedge relationship to be 1:1.

Financial instruments sensitivity analysis

In managing currency risk the Group aims to reduce the impact of short term fluctuations on its earnings. At the end of each reporting year, the effects of hypothetical changes in currency are as follows:

Notes to the Consolidated financial statements (continued)

Foreign exchange rate sensitivity analysis

The tables below (in thousands) shows the Group’s sensitivity to U.S. dollars, pounds sterling and euro strengthening/weakening by 10%:

	Increase/ (decrease) in profit or loss	Increase/ (decrease) in profit or loss
	2021	2022
10% appreciation of U.S. dollars	$(7,684)	$(20,161)
10% depreciation of U.S. dollars	9,392	24,641

	Increase/ (decrease) in reserves	Increase/ (decrease) in reserves
	2021	2022
10% appreciation of U.S. dollars	$(55,374)	$(50,299)
10% depreciation of U.S. dollars	67,679	61,476

	Increase/ (decrease) in profit or loss	Increase/ (decrease) in profit or loss
	2021	2022
10% appreciation of GBP	$2,906	$9,642
10% depreciation of GBP	(3,552)	(7,889)

	Increase/ (decrease) in reserves	Increase/ (decrease) in reserves
	2021	2022
10% appreciation of GBP	$80,726	$46,477
10% depreciation of GBP	(67,223)	(38,027)

	Increase/ (decrease) in profit or loss	Increase/ (decrease) in profit or loss
	2021	2022
10% appreciation of EUR	$2,987	$735
10% depreciation of EUR	(1,858)	(601)

	Increase/ (decrease) in reserves	Increase/ (decrease) in reserves
	2021	2022
10% appreciation of EUR	$31,134	$735
10% depreciation of EUR	(24,887)	(601)

This analysis reflects the impact on the Consolidated statement of operations due to changes in the value of financial assets and liabilities held at the balance sheet date, based on foreign currency exchange rate variances that the Group considers to be reasonably possible at the end of the reporting year. The analysis assumes that all other variables, in particular interest rates, remain constant.

Notes to the Consolidated financial statements (continued)

Interest rate sensitivity analysis

The table below shows the Group’s sensitivity to interest rates strengthening/weakening by 100 basis points:

	Increase/ (decrease) in profit or loss	Increase/ (decrease) in profit or loss
	2021	2022
100 basis points increase	$-	$(2,000)
100 basis points decrease	-	2,000

	Increase/ (decrease) in reserves	Increase/ (decrease) in reserves
	2021	2022
100 basis points increase	$-	$1,099
100 basis points decrease	-	(4,908)

Notes to the Consolidated financial statements (continued)

This analysis reflects the impact on the Consolidated statement of operations due to financial assets and liabilities held at the balance sheet date and is based on interest rate variances that the Group considers to be reasonably possible at the end of the reporting year. The analysis assumes that all other variables, in particular foreign exchange rates, remain constant.

Assets and liabilities measured at fair value and present value on a recurring basis:

	December 31, 2021				December 31, 2022
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Short-term investments	$99,971	$-	$-	$99,971	$-	$-	$-	$-
Investments	-	-	17,937	17,937	1,136	-	217,841	218,977
Derivative financial instruments	-	8,010	-	8,010	-	472	-	472
Assets	$99,971	$8,010	$17,937	$125,918	$1,136	$472	$217,841	$219,449

	December 31, 2021				December 31, 2022
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Derivative financial instruments (non-current and current)	$-	$21,118	$-	$21,118	$-	$23,206	$-	$23,206
Embedded derivatives (non-current) – February 2020 notes	-	90,682	-	90,682	-	-	-	-
Embedded derivatives (non-current) – April 2020 notes	-	492,801	-	492,801	-	10,295	-	10,295
Embedded derivatives (non-current) – November 2020 notes	-	288,945	-	288,945	-	195,104	-	195,104
Put and call option liability (current) – Chalhoub	-	188,261	-	188,261	-	13,679	-	13,679
Put and call option liability (non-current) – Alibaba and Richemont	-	498,058	-	498,058	-	71,919	-	71,919
Put and call option liability (current) – Alanui	-	-	8,323	8,323	-	-	12,350	12,350
Put and call option liability (non-current) – Palm Angels	-	-	150,288	150,288	-	-	97,299	97,299
Liabilities	$-	$1,579,865	$158,611	$1,738,476	$-	$314,203	$109,649	$423,852

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

The Group recognizes the following financial instruments at fair value:

•
Short-term investments, being cash investments in variable money market instruments valued on the basis of a mark-to-market valuation of an underlying portfolio of money market instruments, are measured using Level 1 valuation inputs. During the year ended December 31, 2022, these investments were settled at maturity.

Notes to the Consolidated financial statements (continued)

•
Derivative financial instruments, including forward foreign currency, interest rate swaps and option contracts, are measured using Level 2 valuation inputs. For forward foreign currency and option contracts these are valued using quoted foreign currency exchange rates using a discounted cash flow model and suitable option pricing models, respectively. For interest rate swaps, the key inputs are quoted floating interest rates. These are valued using a discounted cashflow model ; and
•
Embedded derivatives relating to the convertible notes issued in 2020 are measured using Level 2 valuation inputs. The embedded derivatives relating to the February 2020 Notes and April 2020 Notes are valued using the Black Scholes option pricing model. The embedded derivative relating to the November 2020 Notes is valued using the Binomial Option Pricing Model. For both of these models, the key inputs are the Group’s closing share price at the reporting date, share price volatility and the risk free rate of US treasury bonds of similar terms to maturity.
•
The Group's investment in NMG is measured using Level 3 valuation inputs. Management has assessed that there has been no change to the fair value of the investment as of December 31, 2022. The key inputs in the valuation are historical financial information and assumptions relating to market multiples. A 0.5 increase in the determined multiple applied to underlying EBITDA would result in a $24.6 million increase in the fair value of the investment. A 0.5 decrease in the determined multiple applied to underlying EBITDA would result in a $37.9 million decrease in the fair value of the investment.

•
The Group's investment in Silvergate is measured using Level 1 valuation inputs. The valuation is based on the quoted price in active markets as it is publicly traded.

The Group recognizes the following financial liabilities at present value:

•
The put and call option liabilities associated with the non-controlling interests arising from the transactions with Chalhoub and with Alibaba and Richemont are measured using Level 2 inputs. The valuation of the Alibaba and Richemont liability is calculated using the present value of future expected payments method, with the Farfetch share price at the end of the reporting period, risk free rate and credit spread being the significant inputs. In 2021, the valuation of the Chalhoub liability was based on the Monte Carlo simulation, in which the share price of Farfetch at the end of the reporting period was the significant input. In 2022, given that the valuation of the future settlement amount of this liability is based on the Group's share price on December 31, 2022, and is therefore a known input, management was able to calculate this amount without the use of the Monte Carlo simulation.
•
The put and call option liabilities associated with the non-controlling interests arising from the transactions with Alanui and Palm Angels are measured using Level 3 valuation inputs. The valuations are calculated using the present value of future expected payments method, with management's internal forecasts the significant variable.

During the year ended December 31, 2022, there were no transfers between levels in the fair value hierarchy or significant changes in the measurement and valuation techniques used.

Notes to the Consolidated financial statements (continued)

Reconciliation of recurring fair value measurements categorized within Level 3 of the fair value hierarchy:

	Put and call option liability
	Alanui		Palm Angels
At January 1, 2021	$-		$-
Initial recognition	$4,863		$144,624
Losses recognized in consolidated statement of operations	3,865		11,297
Foreign exchange movement	(407)		(5,660)
At December 31, 2021	$8,321		$150,261

At January 1, 2022	$8,321		$150,261
Losses/(gains) recognized in consolidated statement of operations	4,144	-	(42,409)
Foreign exchange movement	(115)		(10,553)
At December 31, 2022	$12,350		$97,299

With the exception of the items below, the carrying amount of the Group's financial assets and financial liabilities approximate their fair value.

Assets and liabilities not measured at fair value on a recurring basis:

	December 31, 2021		December 31, 2022
	Carrying value	Fair value	Carrying value	Fair value
Non-current borrowings	$515,804	$859,132	$892,700	$1,026,204
Other financial liabilities (Non-current)	13,367	13,367	298,244	261,634
Other financial liabilities (Current)	9,748	9,748	36,433	36,433

The Group manages its capital to ensure that entities in the Group will be able to continue as going concerns. As of December 31, 2022, the capital structure consisted of equity and debt, and the Group was not subject to any externally imposed capital requirements.

The Group has identified three principal risks: market risk (foreign exchange and interest rate risk), and liquidity risk.

Details of the significant accounting policies and methods adopted (including the criteria for recognition, the basis of measurement and the bases for recognition of income and expenses) for each class of financial asset, financial liability and equity instrument are disclosed in Note 2, Significant accounting policies.

Categories of financial instruments

Financial assets (in thousands)

	Amortized cost	Amortized cost
	2021	2022
Current
Trade receivables	$63,046	$89,942
Other receivables	179,964	157,594
Cash and cash equivalents	1,363,128	734,221
Non-current
Other receivables	31,225	21,204
Total	$1,637,363	$1,002,961

Notes to the Consolidated financial statements (continued)

	Fair value	Fair value
	2021	2022
Foreign currency derivatives - held at FVTPL	$410	$472
Foreign currency derivatives - held as cash flow hedges	7,600	-
Derivative financial assets	$8,010	$472

Financial liabilities (in thousands)

	Fair value	Fair value
	2021	2022
Foreign currency derivatives - held at FVTPL	$35	$104
Foreign currency derivatives - held as cash flow hedges	21,083	21,293
Interest rate swap - held as cash flow hedge - non-current	-	1,165
Interest rate swap - held as cash flow hedge - current	-	644
Total non-current and current derivative financial liabilities	$21,118	$23,206

	Present value	Present value
	2021	2022
Put and call option liabilities - non-current	$836,609	$169,218
Put and call option liabilities - current	8,321	26,029
Total Put and call option liabilities	$844,930	$195,247

With the exception of the Group’s non-current borrowings, the carrying amount of the Group’s financial assets and financial liabilities approximate their fair value.

The notional amounts of the Group’s outstanding foreign currency derivatives at year end are:

	Notional	Notional
	2021	2022
Foreign currency derivatives	$1,616,383	$397,247
Interest rate swaps	-	200,000
Total	$1,616,383	$597,247

The average exchange rate for GBP:USD forward exchange contracts is 1.28 (2021: 1.37), for EUR:USD forward exchange contracts is 1.05 (2021: 1.13) and for GBP:USD forward currency put option contracts is n/a (2021: n/a). As of December 31, 2022, these foreign exchange contracts were in a net liability position.

20.
Borrowings and embedded derivatives

	2021	2022
$250.0 million 5.00% convertible note (February 2020 Notes)	$37,414	$-
$400.0 million 3.75% convertible note (April 2020 Notes)	303,316	318,259
$600.0 million 0.00% convertible note (November 2020 Notes)	175,074	201,104
$400.0 million term loan	-	373,337
Total	$515,804	$892,700

The values of the three conversion options discussed above are subsequently remeasured at fair value at each reporting date, and the changes in the fair values are recorded in the Consolidated statement of operations within the (losses)/gains on items held at fair value and remeasurements line. The fair values of the embedded derivatives are determined using an option pricing model, using assumptions based on market conditions at the reporting date. For further details refer to Note 19, Financial instruments and financial risk management. For the year ended December 31, 2022, the Group recorded a fair value gain on remeasurement of $667.0 million (2021: gain on remeasurement

Notes to the Consolidated financial statements (continued)

of $1,638.8 million) related to the decrease in the fair value of these conversion options mainly as a result of the share price decreasing from $33.43 to $4.73.

Borrowings

The convertible/non-convertible borrowings are presented in the Consolidated statement of financial position as follows (in thousands):

	2021	2022

At January 1	$617,789	$515,804
Transaction costs
Interest expense	67,638	69,458
Interest paid	(22,950)	(16,874)
New Term Loan	-	367,873
Current portion of term loan	-	(4,000)
Conversion of February 2020 Notes	(146,673)	-
Derecognition of February 2020 Notes		(39,561)
Total non-current borrowings	$515,804	$892,700

Term Loan Facility

On October 20, 2022 the Group entered into a Credit Agreement (the "Credit Agreement") with Farfetch US Holdings, Inc. (the “Borrower”), a Delaware corporation and wholly-owned indirect subsidiary of Farfetch Limited, Farfetch Holdings plc, JPMorgan Chase Bank, N.A., as administrative agent, Wilmington Trust, National Association, as collateral agent, J.P. Morgan Securities LLC, as the lead arranger and sole physical bookrunner, and certain banks and financial institutions party thereto as lenders and issuing banks.

The Credit Agreement provides for a $400.0 million term loan (the "Term Loan") which was issued with a 6.50% original issue discount and fully drawn upon issuance, resulting in net cash proceeds to Farfetch of approximately $369.1 million after certain fees. The Term Loan is due and payable on October 20, 2027, with early repayment permitted. Repayment of the Term Loan is due in quarterly installments of 0.25%, payable on the last business day (as defined in the Credit Agreement) of each fiscal quarter, beginning with the fiscal quarter ending on March 31, 2023. The Term Loan bears interest at a rate equal to, at the Group's option, either the Base Rate (as defined in the Credit Agreement) plus 5.25% per annum or Term SOFR (as defined in the Credit Agreement) plus 6.25% per annum. A Term Loan borrowed in Base Rate is subject to a 0% floor and a Term Loan borrowed in Term SOFR is subject to a 0.50% floor. The Group has initially elected to make quarterly interest payments at a rate equal to the Term SOFR plus 6.25% per annum.

The Credit Agreement contains customary affirmative covenants as well as customary negative covenants, including, but not limited to, restrictions on certain entities in the Group's ability to incur additional debt, make investments, make distributions to our stockholders, dispose of assets, repay junior debt or enter into certain types of related party transactions. The Term Loan is secured against specified assets of the Farfetch group and guaranteed by certain material subsidiaries. The Term Loan does not include maintenance covenants.

During the year ended December 31, 2022, the Group incurred transaction costs of $6.1 million in connection with the Term Loan, which are amortized over the term to maturity using the effective interest rate method.

As of December 31, 2022, we had approximately $400.0 million aggregate principal amount outstanding under the Term Loan.

Convertible Notes

On February 5, 2020, the Group issued $250.0 million total aggregate principal amount of 5.00% convertible senior notes due December 31, 2025 (“February 2020 Notes”) in a private placement to private

Notes to the Consolidated financial statements (continued)

investors. On April 30, 2020, the Group issued $400.0 million total aggregate principal amount of 3.75% convertible senior notes due May 1, 2027 (“April 2020 Notes”) in a private placement to qualified institutional investors pursuant to Rule 144A of the Securities Act of 1933, as amended. On November 17, 2020, the Group issued $600.0 million total aggregate principal amount of 0.00% convertible senior notes due November 15, 2030 (“November 2020 Notes”) to Alibaba and Richemont. The total net proceeds from these offerings were $1,240.4 million, after deducting $9.6 million of debt issuance costs in connection with these notes.

The February 2020, April 2020 and November 2020 Notes represent senior unsecured obligations of the Group. With respect to the February 2020 Notes, the interest rate is fixed at 5.00% per annum and is payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, and commencing on March 31, 2020. For the April 2020 Notes, the interest rate is 3.75% per annum and is payable bi-annually in advance on May 1 and November 1 of each year, and commencing on November 1, 2020. For the November 2020 Notes, the interest rate is 0.00% per annum.

February 2020 Notes - Early Repayment

On October 20, 2022, the Group signed an agreement with the holders of the February 2020 Notes to early repay these notes.

On October 27, 2022, the Group early repaid the February 2020 Notes through the issuance of 4,611,848 Class A Ordinary shares and a cash payment of $32.5 million.

The impact of the early repayment on the Consolidated statement of operations within the (losses)/gains on items held at fair value and remeasurements line was a $6.3 million gain on derecognition of the embedded derivative associated with this instrument and a loss on derecognition of $27.3 million within the finance costs line relating to the derecognition of the borrowings.

The issuance of 4,611,848 Class A Ordinary shares resulted in a $34.3 million increase in equity representing the fair value of these shares as at the signing of the agreement.

On May 17, 2021, a total of 3,190,345 shares were issued on conversion of $39.1 million principal amount of the February 2020 Notes. No gain or loss was recognized on conversion. On conversion, non-current borrowings with a carrying value of $28.4 million and non-current derivative financial liabilities with a fair value of $90.6 million were reclassified to equity. The increase in equity resulted in an increase to share capital of $0.1 million and to share premium of $118.9 million.

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

On October 1, 2021, a total of 6,122,250 shares were issued on conversion of $75.0 million principal amount of the February 2020 Notes. No gain or loss was recognized on conversion. On conversion, non-current borrowings with a carrying value of $55.2 million and non-current derivative financial liabilities with a fair value of $152.8 million were reclassified to equity. The increase in equity resulted in an increase to share capital of $0.2 million and to share premium of $207.7 million.

Each $1,000 of principal of the February 2020 Notes was initially convertible into 81.63 shares of the Group’s common stock, which is equivalent to an initial conversion price of $12.25 per share, in each case, subject to adjustment upon the occurrence of specified events set forth in the indenture governing such series. Following the above described conversions and early repayment, these notes were extinguished as at December 31, 2022.

Notes to the Consolidated financial statements (continued)

Upon conversion of these notes, the Group would have had to pay or deliver, as the case may be, cash, shares of its common stock or a combination of cash and shares of its common stock, at the Group’s election. If the Group satisfied its conversion obligation solely in cash or through payment and delivery, as the case may be, of a combination of cash and shares of its common stock, the amount of cash and shares of common stock, if any, due upon conversion of the February 2020 Notes, as applicable, would be based on a daily conversion value (as defined in the indenture governing the applicable series of Convertible Notes) calculated on a proportionate basis for each trading day in the applicable observation period.

If a change of control (as defined in the indenture) had occurred prior to the applicable maturity date, holders of the February 2020 Notes, as applicable, may have required the Group to repurchase all of their notes for cash at a 50% premium and any unpaid interest, or an equity equivalent based on a pre-set make whole calculation based on the prevailing share price at the time.

The original terms (as defined in the indenture) stated that the Group may redeem the February 2020 Notes, in whole, at any time on or after February 5, 2024 at a price equal to 165% of the principal amount of the February 2020 Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date. However, new early redemption terms were agreed to on October 20, 2022 when the Group signed an agreement with the holders of the February 2020 Notes to early repay these notes.

In accordance with the accounting guidance in IFRS 9 on embedded conversion features, the Group valued and bifurcated the conversion option associated with the February 2020 Notes from the respective host debt instrument, which is referred to as a debt discount, and initially recorded the conversion option at $81.9 million as a derivative financial liability. The resulting debt discount on the notes was amortized to interest expense at an effective interest rate of 13.2% over the contractual terms of these notes. The Group allocated $0.8 million of debt issuance costs to the derivative financial liability component which was expensed immediately to the Consolidated statement of operations and the remaining $1.7 million of debt issuance costs are amortized to finance costs under the effective interest rate method over the contractual terms of these notes.

Notes to the Consolidated financial statements (continued)

February 2020 Notes assumptions

	2021	2022
Embedded derivative
Closing share price	$33.43	$-
Risk free rate	1.12%	-
Expected volatility	38.46%	-
Remaining life (years)	4.00	-

February 2020 Notes – sensitivity analysis

Assumption	Increase/(decrease) in profit or loss	Increase/(decrease) in profit or loss
	2021	2022
Share Price increases by $1	$(3,931)	$-
Risk free rate increases by 1%	(1,516)	-
Expected volatility increases by 1%	(228)	-

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

April 2020 Notes assumptions

	2021	2022
Embedded derivative
Closing share price	$33.43	$4.73
Risk free rate	1.29%	4.07%
Expected volatility	36.68%	44.76%
Remaining life (years)	5.33	4.33

April 2020 Notes – sensitivity analysis

Assumption	Increase/(decrease) in profit or loss	Increase/(decrease) in profit or loss
	2021	2022
Share Price increases by $1	$(25,113)	$(6,735)
Risk free rate increases by 1%	(13,104)	(754)
Expected volatility increases by 1%	(2,898)	(734)

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

Notes to the Consolidated financial statements (continued)

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

In accordance with the accounting guidance in IFRS 9 on embedded conversion features, the Group valued and bifurcated the conversion option associated with the November 2020 Notes from the host debt instrument, which is referred to as a debt discount, and initially recorded the conversion option of $446.0 million as a derivative financial liability. The resulting debt discount on the November 2020 Notes was amortized to finance costs at an effective interest rate of 14.9% over the contractual terms of these notes. The Group allocated $12.2 million of debt issuance costs to the derivative financial liability component which was expensed immediately to the Consolidated statement of operations and the remaining $4.2 million of debt issuance costs are amortized to finance costs under the effective interest method over the contractual terms of these notes.

November 2020 Notes assumptions

	2021	2022
Embedded derivative
Closing share price	$33.43	$4.73
Risk free rate	1.56%	3.61%
Expected volatility	35.97%	40.46%
Credit spread (basis points)	350.00	490.00

November 2020 Notes – sensitivity analysis

Assumption	Increase/(decrease) in profit or loss	Increase/(decrease) in profit or loss
	2021	2022
Share Price increases by $1	$(10,044)	$(146)
Credit spread increases by 50 basis points	(5,469)	(8,979)
Expected volatility increases by 1%	(2,451)	(30)

Change in fair value of convertible note embedded derivatives

		Non-cash movements
	As at December 31, 2021	Early conversion of February 2020 Notes	Fair value (gain)/loss	Foreign exchange movement	As at December 31, 2022
February 2020 Notes embedded derivative	$90,682	$-	$(90,682)	$-	$-
April 2020 Notes embedded derivative	492,801	-	(482,505)	(1)	10,295
November 2020 Notes embedded derivative	288,945	-	(93,841)	-	195,104
Total	$872,428	$-	$(667,028)	$(1)	$205,399

Notes to the Consolidated financial statements (continued)

The change in fair value of convertible note embedded derivatives during the year ended December 31, 2022 includes a $90.7 million gain on remeasurement of the embedded derivative February 2020 Notes, a $482.5 million gain on remeasurement of the embedded derivative April 2020 Notes and a $93.8 million gain on remeasurement of the embedded derivative on the November 2020 Notes. The valuations of derivatives relating to the February 2020 Notes and April 2020 Notes are based on the Black Scholes model. The valuation of the derivative related to the November 2020 Notes is based on the Binomial model. In both the Black Scholes and Binomial models, the share price is the significant variable. The other assumptions in the Black Scholes and Binomial models are the risk-free rate and volatility.

		Non-cash movements
	As at December 31, 2020	Early conversion of February 2020 Notes	Fair value (gain)/loss	Foreign exchange movement	As at December 31, 2021
February 2020 Notes embedded derivative	$1,060,167	$(484,956)	$(484,529)	$-	$90,682
April 2020 Notes embedded derivative	1,217,491	-	(724,690)	-	492,801
November 2020 Notes embedded derivative	718,562	-	(429,618)	1	288,945
Total	$2,996,220	$(484,956)	$(1,638,837)	$1	$872,428

The change in fair value of convertible note embedded derivatives during the year ended December 31, 2021 includes a $484.5 million gain on remeasurement of the embedded derivative on the February 2020 Notes, a $724.7 million gain on remeasurement of the embedded derivative on the April 2020 Notes and a $429.6 million gain on remeasurement of the embedded derivative on the November 2020 Notes. The $484.5 million gain on remeasurement of the embedded derivative on the February 2020 Notes includes a $78.5 million gain on remeasurement relating to the early conversion of these notes. The valuations of derivatives relating to the February 2020 Notes and April 2020 Notes are based on the Black Scholes model. The valuation of the derivative related to the November 2020 Notes is based on the Binomial model. In both the Black Scholes and Binomial models, the share price is the significant variable. The other assumptions in the Black Scholes and Binomial models are the risk-free rate and volatility.

On May 17, 2021, one of the private investors in the February 2020 Notes converted $39.1 million of their total $125.0 million convertible notes. This equated to 31 percent of their overall convertible notes holding. This early conversion was settled in shares in line with the indenture agreement. As a result, the embedded derivative relating to the portion of notes that were converted was revalued to a fair value of $90.6 million on the conversion date and the gain on revaluation was recognized within (Losses)/gains on items held at fair value and remeasurements in the Consolidated statement of operations, this amounted to $41.7 million.

On August 6, 2021, the same private investor converted the remaining $85.9 million of their total $125.0 million convertible notes. This early conversion was settled in shares in line with the indenture agreement. As a result, the embedded derivative relating to the portion of notes that were converted was revalued to a fair value of $241.6 million on the conversion date and the gain on revaluation was recognized within (Losses)/gains on items held at fair value and remeasurements in the Consolidated statement of operations, this amounted to $30.1 million.

Notes to the Consolidated financial statements (continued)

On October 1, 2021, the other private investor of the February 2020 Notes converted $75.0 million of their total $125.0 million convertible notes. This equated to 60 percent of their overall convertible notes holding. This early conversion was settled in shares in line with the indenture agreement. As a result, the embedded derivative relating to the portion of notes that were converted was revalued to a fair value of $152.8 million on the conversion date and the gain on revaluation was recognized within (Losses)/gains on items held at fair value and remeasurements in the Consolidated statement of operations, this amounted to $6.7 million.

		Non-cash movements
	As at December 31, 2019	Initial Recognition	Fair value (gain)/loss	As at December 31, 2020
February 2020 Notes embedded derivative	$-	$81,913	$978,254	$1,060,167
April 2020 Notes embedded derivative	-	113,547	1,103,944	1,217,491
November 2020 Notes embedded derivative	-	446,040	272,522	718,562
Total	$-	$641,500	$2,354,720	$2,996,220

The change in fair value of convertible note embedded derivatives during the year ended December 31, 2020 includes a $978.3 million loss on remeasurement of the embedded derivative on the February 2020 Notes, a $1,104.0 million loss on remeasurement of the embedded derivative on the April 2020 Notes and a $272.4 million loss on remeasurement of the embedded derivative on the November 2020 Notes. The valuations of derivatives relating to the February 2020 Notes and April 2020 Notes are based on the Black Scholes model. The valuation of the derivative related to the November 2020 Notes is based on the Binomial model. In both the Black Scholes and Binomial models, the share price is the significant variable. The other assumptions in the Black Scholes and Binomial models are the risk-free rate and volatility. For further information regarding the valuation of these instruments, refer to Note 19, Financial instruments and financial risk management.

21.
Put and call option liabilities

	2021	2022
Chalhoub put option	$188,261	$13,679
Palm Angels put call option and earn-out	150,288	97,299
Alibaba and Richemont put option	498,058	71,919
Alanui put option	8,323	12,350
Total	$844,930	$195,247

Put and call option liabilities

There have been no significant changes in the measurement and valuation techniques used to value instruments in existence as of December 31, 2022.

The Group records the value of put and call option liabilities at the present value of probability-weighted future cash flows related to certain performance criteria and the fair value of our common stock at each reporting date. Further details of the Group’s put and call option liabilities are detailed below:

Notes to the Consolidated financial statements (continued)

Chalhoub

The put and call option relating to Chalhoub is over the 20% shareholding in Farfetch International Limited (“IOM”) that the Group does not already own. The put and call options become exercisable on the earlier of December 31, 2022 and the date the agreement between Chalhoub and the Group is terminated. The options expire on the 10th day after they become exercisable. The exercise of the options can be settled in cash or shares at the election of the Group. The estimated value of the put and call option liability related to Chalhoub is based on the present value of probability-weighted future cash flows related to certain performance criteria and the fair value of our common stock at each reporting date. Changes in the value of the put and call option liability subsequent to the acquisition date, such as changes in the probability assessment and the fair value of our common stock, are recognized in earnings in the period when the change in the estimated present value occurs. During the year ended December 31, 2020, we recognized an increase in the present value of our put and call option liabilities of $288.9 million, primarily due to an increase in the fair value of our common stock. During the year ended December 31, 2021, we recognized a decrease in the present value of our put and call option liabilities of $156.1 million, primarily due to a decrease in the fair value of our common stock. During the year ended December 31, 2022, we recognized a decrease in the present value of our put and call option liabilities of $174.6 million, primarily due to a decrease in the fair value of our common stock.

Assumption	Increase/(decrease) in profit or loss	Increase/(decrease) in profit or loss
	2021	2022
Share Price increases by $1 (1)	$(6,521)	$-
Expected volatility increases by 1% (1)	(826)	-
Credit spread increases by 50 basis points (1)	939	-

(1) The Chalhoub valuation figure is no longer calculated under the Monte Carlo simulation, as it is now calculated as what management expect to pay as at the settlement date.

Palm Angels

The put and call option relating to Palm Angels is over the 40% shareholding in Palm Angels that the Group does not already own. The options are exercisable on the fifth anniversary of the acquisition date or in the event of a certain bad leaver event. The exercise of the option can be settled in cash or shares at the Group’s election. The estimated value of the put and call option liability related to Palm Angels is based on the present value of expected revenue for Palm Angels in fiscal year 2025 and probability-weighted future revenue growth for Palm Angels between fiscal year 2021 and 2025. Changes in the value of the put and call option liability subsequent to the acquisition date, such as changes in the probability assessment and the expected future revenue growth, are recognized in earnings in the period when the change in the estimated present value occurs. During the year ended December 31, 2021, we initially recognized put and call option liabilities of $144.6 million. Subsequently, we recognized an increase in the present value of our put and call option liabilities of $11.4 million, in losses on items held at fair value and remeasurements in our Consolidated statement of operations, primarily due to an improvement in expected performance against the performance criteria. During the year ended December 31, 2022, we recognized a decrease in the present value of our put and call option liabilities of $42.4 million, in gains on items held at fair value and remeasurements in our Consolidated statement of operations, primarily due to management's assessment of future performance of the Palm Angels brand.

Palm Angels – Sensitivity analysis

If expected revenue in fiscal year 2025 increased by 10%, the value of the put and call option would increase and the related present value remeasurement loss in the Consolidated statement of operations would increase by $8.6 million.

Notes to the Consolidated financial statements (continued)

Strategic arrangement with Alibaba and Richemont

The put-call option related to the strategic arrangement with Alibaba and Richemont allows each holder to either purchase a further 12.5% of Farfetch China after the third year of operations, and an additional option to potentially convert or require the conversion of the investment in Farfetch China to shares in Farfetch Limited, under specific conditions. Management have concluded that the fair value of the option that allows both holders to purchase a further 12.5% of Farfetch China is $nil as the exercise price is at fair market value as of the date of exercise.

The estimated value of the put and call option liability related to the strategic agreement with Alibaba and Richemont that represents the option to potentially convert or require the conversion of the investment in Farfetch China to shares in Farfetch Limited is based on the present value of future cash flows related to the fair value of our common stock at each reporting date. Changes in the value of the put and call option liability subsequent to the acquisition date, such as changes in the fair value of our common stock, are recognized in earnings in the period when the change in the estimated present value occurs. During the year ended December 31, 2021, we initially recognized put and call option liabilities of $744.2 million. Subsequently, we recognized a decrease in the present value of our put and call option liabilities of $246.1 million, in gains on items held at fair value and remeasurements in our Consolidated statement of operations, primarily due to a decrease in the fair value of our common stock. During the year ended December 31, 2022, we recognized a decrease in the present value of our put and call option liabilities of $426.1 million, in gains on items held at fair value and remeasurements in our Consolidated statement of operations, primarily due to a decrease in the fair value of our common stock.

Strategic arrangement with Alibaba and Richemont – Sensitivity analysis

Assumption	Increase/(decrease) in profit or loss	Increase/(decrease) in profit or loss
	2021	2022
Share Price increases by $1	$(14,899)	$(15,205)
Risk free rate increases by 1%	(468)	(51)
Credit spread increases by 50 basis points	6,075	515

Change on remeasurement of put and call option and contingent consideration liabilities

The change on remeasurement of put and call option and contingent consideration liabilities during the year ended December 31, 2022 includes a $174.6 million gain on the remeasurement of liabilities arising as a result of the partnership with the Chalhoub, and a $426.1 million gain on remeasurement of the put and call option resulting from the strategic agreement with Alibaba and Richemont and a $4.1 million loss on remeasurement of the put option relating to the shares that the Group does not own in Alanui.

The change on remeasurement of put and call option and contingent consideration liabilities during the year ended December 31, 2021 includes a $156.1 million gain on the remeasurement of liabilities arising as a result of the partnership with the Chalhoub, and a $246.1 million gain on remeasurement of the put and call option resulting from the strategic agreement with Alibaba and Richemont and a $3.9 million loss on remeasurement of the put option relating to the shares that the Group does not own in Alanui.

In addition, during the year ended December 31, 2021, as a result of the acquisition of 60 percent of Palm Angels ordinary share capital, the Group entered into an option agreement over the 40 percent of the share capital that it does not own. As a result, the change on remeasurement of put and call option and contingent consideration liabilities during the year ended December 31, 2021 also includes a $11.3 million loss on the remeasurement of the put and call option over the 40 percent of the share capital in Palm Angels that New Guards does not own. There is also a $2.8 million loss on remeasurement of the contingent consideration relating to this transaction.

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

In 2021, the valuation of the Chalhoub liability is based on the Monte Carlo simulation, in which the share price of Farfetch is the significant input. In 2022, given that the valuation of the future settlement of this liability is based on the group's share price at December 31, 2022 of $4.73, and is therefore a known input, management was able to calculate this amount without the use of the Monte Carlo simulation. The valuation of the put and call option liability relating to the strategic agreement with Alibaba and Richemont is calculated using the present value of future expected payments method, with the Farfetch share price as the significant variable. The valuations of the put and call option liability relating to Palm Angels and the contingent consideration liabilities are calculated using the present value of future expected payments method, with management's internal forecasts and the relevant weighted average cost of capital as the significant variables. For further information regarding the valuation of these instruments, refer to Note 19, Financial instruments and financial risk management.

22.
Provisions

Provisions consist of the following (in thousands):

	Dilapidations provision	Share-based payments employment taxes provision	Provision for withholding taxes	Other provisions	Total
Current liabilities
At January 1, 2021	$-	$12,105	$4,100	$10,941	$27,146
Additional provision in the year	178	2	-	3,606	3,786
Release of provision in the year	-	(4,427)	-	(584)	(5,011)
Utilized provision in the year	(308)	-	(3,500)	(9,233)	(13,041)
Transfer from non-current provisions	277	-	1,901	-	2,178
Foreign exchange	(5)	-	-	(468)	(473)
At December 31, 2021	142	7,680	2,501	4,262	14,585
Additional provision in the year	101	-	-	5,814	5,915
Release of provision in the year	-	-	(1)	(940)	(941)
Utilized provision in the year	(16)	-	-	(2,772)	(2,788)
Transfer from non-current provisions	954	(5,432)	-	-	(4,478)
Foreign exchange	(118)	-	-	(122)	(240)
At December 31, 2022	$1,063	$2,248	$2,500	$6,242	$12,053

Non-current liabilities
At January 1, 2021	$5,670	$115,032	$7,400	$1,011	$129,113
Additional provision in the year	2,125	2,135	-	-	4,260
Transfer to current provisions	(277)	-	(1,901)	-	(2,178)
Release of provision in the year	(284)	(45,987)	(500)	(168)	(46,939)
Utilized provision in the year	(4)	(22,516)	-	(841)	(23,361)
Foreign exchange	(292)	(60)	-	2	(350)
At December 31, 2021	6,938	48,604	4,999	4	60,545
Additional provision in the year	1,320	-	-	-	1,320
Transfer to current provisions	(954)	5,432	-	-	4,478
Release of provision in the year	(48)	(49,351)	-	(4)	(49,403)
Utilized provision in the year	(70)	(4,204)	-	-	(4,274)
Foreign exchange	(375)	(125)	-	-	(500)
At December 31, 2022	$6,811	$356	$4,999	$-	$12,166

Notes to the Consolidated financial statements (continued)

The dilapidations provision reflects the best estimate of the cost to restore leasehold property in line with the Group’s contractual obligations. Based on a detailed analysis the Group has estimated a liability of $7.9 million (2021: $7.1 million). In estimating the liability, the Group has made assumptions which are based on past experience. Assuming the leases are not extended, the Group expects the economic outflows to match the contractual end date of the leases. The leases have an average lease term of eight years with an average of five years remaining.

The share-based payments employment taxes provision reflects the best estimate of the cost to settle employment related taxes in connection with the Group's share-based payments. This is based on the most recent share price and the number of share options vested and un-exercised, or expected to vest where the Group has a future obligation to settle employment related taxes. The Group had estimated a liability of $2.6 million as of December 31, 2022 (2021: $56.3 million). When a share option is exercised, the liability for employment related taxes becomes due to the relevant tax authority. During 2022, $4.2 million (2021: $22.5 million) was transferred from provisions to trade and other payables. We expect the provision to be fully utilized in 7.66 years (2021: 8.11 years), being the weighted average remaining contracted life of options outstanding at December 31, 2022. It is likely that this provision will be utilized over a shorter period, however, this is dependent on when the option holder decides to exercise, which the Group is not in control of.

Notes to the Consolidated financial statements (continued)

23.
Employee benefit obligations and share-based payments

Other non-current liabilities consist of the following at December 31 (in thousands):

	2021	2022
Cash-settled awards liability	$10,404	$86
Employee severance liability	2,544	2,844
Total non-current liabilities	$12,948	$2,930

The employee severance liability relates to a severance indemnity obligation under Italian law in respect of employees of the Group’s Italian subsidiaries.

Current employee benefit obligations of $2.4 million (2021: $8.3 million) relates to employers tax liability on share based payments (2022: $3.6 million) (2021: $7.7 million) and cash-settled share based payments due to vest in less than one year from December 31, 2022 ($0.1 million) (2021: $0.5 million).

The Group has four equity settled share option plans (section a) and a cash settled share option plan (section b).

a. Equity-settled

During the year ended December 31, 2022, the Group's four equity-settled share-based payment plans which are described below.

Type of arrangement	EMI approved share option plan	Unapproved share option plan	LTIP 2015 plan	LTIP 2018 plan
Date of first grant	November 1, 2011	July 1, 2011	September 9, 2015	September 20, 2018
Number granted	5,505,600	11,332,835	38,174,980	82,250,165
Contractual life	10 years	10 years	10 years	10 years
Vesting conditions	Varying tranches of options vesting upon defined years of service	Varying tranches of options vesting upon defined years of service	Varying tranches of options vesting upon defined years of service with certain awards having non-market conditions	Varying tranches of options and Restricted Stock Units (RSU) vesting upon defined years of service

Notes to the Consolidated financial statements (continued)

The movement in share options and RSUs outstanding is summarized in the following table:

	Share Options (1)		RSUs (1)
	Number	Weighted average exercise price	Number	Weighted average exercise price
Outstanding at January 1, 2020	34,291,517	$10.18	7,580,830	$-
Granted during the year	8,082,853	11.57	9,333,781	-
Exercised during the year	(7,342,952)	8.75	(4,095,381)	-
Forfeited during the year	(3,686,645)	9.30	(1,097,915)	-
Expired during the year	(2,375)	20.00	-	-
Outstanding at December 31, 2020	31,342,398	10.96	11,721,315	-
Granted during the year	1,940,595	62.22	11,992,577	-
Exercised during the year	(4,019,069)	9.37	(4,658,441)	-
Forfeited during the year	(916,907)	9.93	(1,094,642)	-
Expired during the year	-	-	-	-
Outstanding at December 31, 2021	28,347,017	14.74	17,960,809	-
Granted during the year	9,301,845	20.12	22,278,558	-
Exercised during the year	(391,687)	6.50	(7,188,717)	-
Forfeited during the year	(2,111,454)	21.27	(2,849,161)	-
Expired during the year	(21,435)	18.16	-	-
Outstanding at December 31, 2022	35,124,286	$15.86	30,201,489	$-

(1) Amounts for the years ended December 31, 2021 and 2020 have been re-presented to separately disclose share options and RSUs.

Weighted average exercise prices and remaining contractual life years were as follows:

The following table summarizes information about share options and RSUs outstanding at December 31, 2022:

	Share Options (1)		RSUs (1)
	Number	Weighted average remaining contractual life years	Number	Weighted average remaining contractual life years
Range of exercise prices
$0.00 to $10.00	17,135,870	5.41	30,201,489	9.09
$10.01 to $20.00	9,500,674	7.27	-	-
$20.01 to $30.00	4,153,465	6.81	-	-
$30.01 to $40.00	2,690,613	8.69	-	-
$40.01 to $67.99	1,643,664	7.53	-	-

(1) Amounts for the years ended December 31, 2021 and 2020 have been re-presented to separately disclose share options and RSUs.

Notes to the Consolidated financial statements (continued)

The following table summarizes information about share options and RSUs outstanding at December 31, 2021:

	Share Options (1)		RSUs (1)
	Number	Weighted average remaining contractual life years	Number	Weighted average remaining contractual life years
Range of exercise prices
$0.00 to $10.00	16,931,250	6.16	17,960,809	9.94
$10.01 to $20.00	6,434,003	7.40	-	-
$20.01 to $30.00	3,039,174	6.88	-	-
$30.01 to $40.00	61,491	9.82	-	-
$40.01 to $67.99	1,881,099	8.39	-	-

(1) Amounts for the years ended December 31, 2021 and 2020 have been re-presented to separately disclose share options and RSUs.

The following table summarizes information about share options and RSUs outstanding at December 31, 2020:

	Share Options (1)		RSUs (1)
	Number	Weighted average remaining contractual life years	Number	Weighted average remaining contractual life years
Range of exercise prices
$0.00 to $10.00	20,711,086	6.98	11,721,315	12.71
$10.01 to $20.00	7,166,645	8.19	-	-
$20.01 to $30.00	3,433,404	7.79	-	-
$30.01 to $40.00	-	-	-	-
$40.01 to $67.99	31,263	9.89	-	-

(1) Amounts for the years ended December 31, 2021 and 2020 have been re-presented to separately disclose share options and RSUs.

Weighted average fair value of options granted during the year ended December 31, 2022 was $5.69 (2021: 19.62).

Weighted average fair value of RSUs granted during the year ended December 31, 2022 was $10.53 (2021: 54.32).

Weighted average share price at the date of exercise for options exercised during the year ended December 31, 2022 was $12.37 (2021: $43.36, 2020: $34.66).

The number of options exercisable during the year ended December 31, 2022 was 25,692,435 (2021: 18,293,805).

RSUs and PSUs whose vesting is subject to internal performance conditions are measured based on the fair market value of the underlying ordinary shares on the date of grant.

Notes to the Consolidated financial statements (continued)

Inputs in the Black Scholes model used for fair valuing share options granted during the year and prior year were as follows:

	2020	2021	2022
Black Scholes model
Weighted average share price	$12.44	$57.40	$5.69
Weighted average exercise price	$5.38	$22.80	$20.12
Average expected volatility	40%	40%	43%
Expected life	4 years	4 years	4 years
Risk free rate	1.05%	0.51%	1.80%
Expected dividends	$nil	$nil	$nil

Expected volatility was determined with reference to historical volatility of publicly traded peer companies.

The expected life in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioral considerations.

The Group does not anticipate paying any cash dividends in the near future and therefore uses an expected dividend yield of zero in the option valuation model.

The Group recognized total expenses of $290.3 million, $219.9 million and $170.1 million related to equity-settled share-based payment transactions in 2022, 2021 and 2020, respectively.

2021 CEO Performance Based Restricted Stock Unit (“PSU”) Award

On May 24, 2021, the Board unanimously approved the recommendation of the Compensation Committee of the Board to grant a long-term PSU under the Group’s 2018 Farfetch Employee Equity Plan (the “2018 Plan”) to José Neves, the Company’s Founder, Chief Executive Officer and Chairman of the Board (the “CEO”). The grant is 8,440,000 PSUs, which will only vest, if at all, based on the Group’s achievement of pre-determined increases in the Group’s stock price over an eight-year period, as further described below:

The PSUs are divided into eight tranches that are eligible to vest based on the achievement of stock price hurdles during each performance period, measured based on the average of our closing share price over a ninety-day trailing average (“the Average Closing Price”). Each tranche will be earned and vest if the Average Closing Price exceeds the stock price hurdle on any date within the applicable performance period as follows, subject to the CEO’s continued employment with the Group:

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

In order to calculate the equity-settled share based payments expense for this award, on the grant date, a Monte Carlo simulation was used to determine for each tranche (i) a fixed amount of expense for such tranche and

Notes to the Consolidated financial statements (continued)

(ii) the expected vesting period for each tranche based on the expected time taken to achieve the share price milestone. The grant date fair value of this award amounted to $99 million. In the year ended December 31, 2022, we recognized an equity-settled share based payments expense of $25.2 million (2021: $15.1 million) in Selling, general and administrative expense related to the PSU award in our Consolidated statement of operations.

b. Cash-settled

Since 2016, the Group has issued to certain employees share appreciation rights (“SARs”) that require the Group to pay the intrinsic value of the SAR to the employee at the date of exercise. The Group has recorded liabilities of $0.1 million in 2022 (2021: $10.5 million) through the grant of 100,000 SARs (2021: 49,000 SARs).

The fair value of the SARs is determined by using the Black Scholes model using the same assumptions noted in the above table for the Group’s equity-settled share-based payments. The fair value of the liability is then reassessed at each reporting date. Included in the 2022 credit of $10.1 million (2021: $9.3 million, 2020: $28.0 million), is a revaluation loss of $10.2 million (2021: loss of $1.2 million). The total intrinsic value as of December 31, 2022 was $0.2 million (2021: $12.7 million) of which $(0.5) million is fully vested (2021: $9.4 million).

24.
Trade and other payables

Trade and other payables consisted of the following as of December 31 (in thousands):

	2021	2022
Trade payables	$342,938	$310,964
Other payables	22,208	20,233
Social security and other taxes	69,053	46,204
Deferred revenue	60,486	50,408
Accruals	311,721	313,039
Trade and other payables	$806,406	$740,848

Trade payables primarily relates to supplier invoices for marketing, shipping, inventory, software and hosting related expenses.

Notes to the Consolidated financial statements (continued)

25.
Share capital and share premium

Ordinary shares issued and fully paid as of December 31, 2022 (in thousands, except number of shares):

Number of shares	Class	Par value $	Share capital	Share premium	Merger reserve	Total
351,972,468	Class A ordinary shares	0.04	$14,079	$1,640,300	$783,529	$2,437,908
42,858,080	Class B ordinary shares	0.04	1,714	45,509	-	47,223
394,830,548			$15,793	$1,685,809	$783,529	$2,485,131

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

During 2022, 14,049,230 shares were issued. All were fully paid and newly issued Class A ordinary shares with a nominal value of $0.04 each. The Class A ordinary shares issued in respect of share options that were exercised and RSUs that have vested was 8,302,871.

On June 16, 2022, a total of 480,200 Class A ordinary shares was issued on settlement of the first portion of the contingent consideration applicable under the Palm Angels purchase agreement. Refer to Note 19 Financial instruments and financial risk management for additional information.

On October 27, 2022, a total of 4,611,848 Class A ordinary shares was issued on early repayment of the $50 million principal amount of February 2020 Notes. Refer to Note 20 Borrowings and embedded derivatives for additional information.

During the year ended December 31, 2022, 654,311 Class A ordinary shares were issued in respect of business combinations.

Ordinary shares issued and fully paid as of December 31, 2021 (in thousands, except number of shares):

Number of shares	Class	Par value $	Share capital	Share premium	Merger reserve	Total
337,923,238	Class A ordinary shares	0.04	13,517	$1,596,165	$783,529	$2,393,211
42,858,080	Class B ordinary shares	0.04	1,714	45,509	-	47,223
380,781,318			15,231	$1,641,674	$783,529	$2,440,434

During 2021, 26,571,174 shares were issued. All were fully paid and newly issued Class A ordinary shares with a nominal value of $0.04 each. The total Class A ordinary shares issued in respect of share options that were exercised and RSUs that have vested was 8,328,356.

On May 17, 2021, a total of 3,190,345 Class A ordinary shares was issued on conversion of $39.1 million principal amount of February 2020 Notes.

On August 6, 2021, a total of 7,013,405 Class A ordinary shares was issued on conversion of $85.9 million principal amount of February 2020 Notes.

On October 1, 2021, a total of 6,122,250 Class A ordinary shares was issued on conversion of $75.0 million principal amount of February 2020 Notes.

Notes to the Consolidated financial statements (continued)

During the year ended December 31, 2022, 1,916,818 Class A ordinary shares were issued in respect of business combinations.

26.
Other Reserves

Other reserves consists of the following (in thousands):

	Changes in ownership	Share based payments	Cashflow hedge reserve	Merger relief reserve	Time value reserve	Other	Total other reserves
At January 1, 2020	$(8,666)	$86,345	$(2,949)	$396,014	$—	$(101,469)	$369,275
Movement in cash flow hedge reserve	-	-	13,385	-	2,552	-	15,937
Gain transferred to the cost of inventory	-	-	(1,213)	-	-	-	(1,213)
Shares issued - acquisition of a subsidiary	-	-	-	4,808	-	-	4,808
Remeasurement loss on severance plan	-	-	-	-	-	(24)	(24)
Share-based payment - reverse vesting shares	-	26,092	-	-	-	-	26,092
Share-based payment - equity-settled	-	52,690	-	-	-	-	52,690
At December 31, 2020	(8,666)	165,127	9,223	400,822	2,552	(101,493)	467,565
Movement in cash flow hedge reserve	-	-	(24,776)	-	(2,552)	-	(27,328)
Loss transferred to the cost of inventory	-	-	2,066	-	-	-	2,066
Share-based payment - reverse vesting shares	-	(24,486)	-	-	-	-	(24,486)
Share-based payment - equity-settled	-	61,282	-	-	-	-	61,282
Non-controlling interest put option	-	-	-	-	-	(150,070)	(150,070)
Farfetch China Holdings Ltd put call option	-	-	-	-	-	(744,163)	(744,163)
Capital contribution from non-controlling interests	-	-	-	-	-	488,863	488,863
Acquisition of non-controlling interest	-	-	-	-	-	(11,613)	(11,613)
Other	-	-	-	-	-	(2,596)	(2,596)
At December 31, 2021	(8,666)	201,923	(13,487)	400,822	-	(521,072)	59,520
Movement in cash flow hedge reserve	-	-	(8,711)	-	-	-	(8,711)
Gain transferred to the cost of inventory	-	-	(844)	-	-	-	(844)
Share-based payment - reverse vesting shares	-	34,620	-	-	-	-	34,620
Share-based payment - equity-settled	-	88,375	-	-	-	-	88,375
Other	-	-	-	-	-	(131)	(131)
At December 31, 2022	$(8,666)	$324,918	$(23,042)	$400,822	$-	$(521,203)	$172,829

The changes in ownership reserve represent transactions with former non-controlling interests of the Group.

The share-based payments reserve represents the Group’s cumulative equity-settled share option expense. On exercise, the cumulative share option expense is reclassified to accumulated losses.

The cash flow hedge reserve and time value reserve are used to recognize the effective portion of gains or losses on derivatives that are designated as and qualify as cash flow hedges.

The merger relief reserve represents the excess over nominal share capital where there has been share consideration as part of a business combination.

Included in other reserves as of December 31, 2021, the transaction with non-controlling interests represents the initial recognition of the Chalhoub partnership, the non-controlling put option relates to the initial recognition of the gross liability relating to the put and call options entered into as part of the acquisition of Palm Angels for the purchase of the remaining 40 percent that New Guards does not already own and the Farfetch China Holdings Ltd put call option relates to the initial recognition of the gross liability relating to the put and call options entered into as part of the strategic arrangement with Alibaba and Richemont, net of transaction costs.

Notes to the Consolidated financial statements (continued)

27.
Non-controlling interests

The effect of changes in the ownership interest of the Group on the equity attributable to owners of the Group is summarized as follows (in thousands):

	CuriosityChina	Farfetch International Limited (IOM)	New Guards	Farfetch China Holdings Ltd	Total
Balance at January 1, 2021	$519	$(2,187)	$170,224	$-	$168,556
Total comprehensive (loss)/income attributable to non-controlling interests	(1,657)	(548)	16,220	(12,635)	$1,380
Step acquisition	-	-	2,434	-	2,434
Capital contribution from non-controlling interest	-	-	-	(13,875)	(13,875)
Non-controlling interest arising on purchase of asset	-	-	50,453	-	50,453
Acquisition of non-controlling interest	-	-	(6,901)	-	(6,901)
Dividends to non-controlling interests	-	-	(23,016)	-	(23,016)
Other	-	-	2,977	-	2,977
Balance at December 31, 2021	(1,138)	(2,735)	212,391	(26,510)	182,008
Total comprehensive (loss)/income attributable to non-controlling interests	(180)	(796)	5,959	(19,596)	(14,613)
Non-controlling interest arising on purchase of asset	-	-	5,493	-	5,493
Dividends to non-controlling interests	-	-	(17,764)	-	(17,764)
Other	-	-	830	1,453	2,283
Balance at December 31, 2022	$(1,318)	$(3,531)	$206,909	$(44,653)	$157,407
% of non-controlling interests	16%	20%	23%	25%

The step acquisition during the year ended December 31, 2021 relates to New Guards’ acquisition of Alanui (refer to Note 31, Business combinations for further details).

The capital contribution from non-controlling interest arising on purchase of asset during the year ended December 31, 2021 related to the acquisition on August 1, 2021, by Alibaba and Richemont of a 12.5% shareholding, each in Farfetch China Holdings Ltd for total consideration of $500.0 million. The non-controlling interest recognized of $13.9 million as a result of this transaction was calculated using the proportionate share of net assets method in line with the requirements of IFRS 10 - Consolidated Financial Statements. Transaction costs of $25.0 million directly attributable to the investments made by Alibaba and Richemont were treated as a deduction from equity in Other reserves.

The non-controlling interest arising on purchase of asset of $50.5 million during the year ended December 31, 2021 relates to the acquisition by New Guards on July 20, 2021 of 60 percent of the share capital of Palm Angels. Refer to Note 11, Intangible assets for additional details.

During the year ended December 31, 2022, a further $5.5 million of non-controlling interest was recognized in relation to the settlement of the first portion of contingent consideration.

The acquisition of non-controlling interest of $6.9 million during the year ended December 31, 2021, relates to the acquisition by New Guards of the remaining 31 percent of the share capital that it did not own in Venice S.r.l.

Notes to the Consolidated financial statements (continued)

Dividends to non-controlling interests reflects dividends paid by New Guards group legal entities to non-controlling interests representing the co-founders of the individual fashion brands. During the year ended December 31, 2022, New Guards had paid dividends of $17.8 million to holders of minority interests ($23.0 million during the year ended December 31, 2021).

28.
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

The calculation of basic (loss)/earnings per share and diluted loss per share is as follows:

	2020	2021	2022
In $ thousands, except share and per share data
Diluted (loss)/income
(Loss)/profit after tax attributable to equity holders of the parent:
Used in calculating basic (loss)/earnings per share	$(3,333,171)	$1,466,487	$359,287
Adjustments:
Convertible note interest	-	67,638	59,994
Loss on derecognition of convertible loan notes	-	-	27,251
Gains on items held at fair value and remeasurements	-	(2,041,013)	(1,308,915)
Loss after tax attributable to equity holders of the parent used in calculating diluted loss per share	$(3,333,171)	$(506,888)	$(862,383)

Weighted average number of basic shares	343,829,481	364,696,712	384,986,092
Dilutive securities:
Options	-	20,257,787	4,306,414
Restricted Stock Units (RSUs)	-	8,014,788	3,062,030
Other awards	-	1,200,105	467,864
Acquisition related deferred shares		180,369	-
February 2020 notes	-	14,216,896	3,260,212
April 2020 notes	-	24,794,680	24,794,680
November 2020 notes	-	18,583,620	18,583,620
Palm Angels liability	-	-	8,591,251
Chalhoub liability	-	3,984,014	1,208,187
Farfetch China Holdings Ltd liability	-	16,429,024	16,429,024
Weighted average number of dilutive shares	343,829,481	472,357,995	465,689,374

(Loss)/earnings per share attributable to equity holders of the parent:
Basic	$(9.69)	$4.02	$0.93
Diluted	$(9.69)	$(1.07)	$(1.85)

Potential ordinary shares excluded from Diluted earnings per share because their conversion would have an antidilutive effect are as follows (in thousands):

	2020	2021	2022
Convertible Notes	63,758	-	-
Employee options & RSU's	40,890	1,114	8,533
Contingent consideration	-	136	152
Put Call options	-	3,786	-

Notes to the Consolidated financial statements (continued)

Refer to Note 7, Items held at fair value and remeasurements, Note 20, Borrowings and embedded derivatives and Note 21, Put and call option liabilities for further detail on the put call options and convertible notes included above.

29.
Related party disclosures

Platforme International Limited is a related party of J M F Neves. The Group generated commission of $0.2 million and made purchases of $nil from Platforme International Limited during the year ended December 31, 2022 (2021: commission of $0.1 million). The Group had a $0.1 million receivable as at the end of December 31, 2022 (2021: $0.2 million payable).

José Neves, the founder, Chief Executive Office and a director of Group, is also a director of Six London Limited. The Group had a $0.1 million payable as at the end of December 31, 2022 (2021: $0.1 million receivable).

In prior periods, Alanui S.r.L. (“Alanui”) was a related party of New Guards Group Holding S.p.A, due to it being an associate of the Group. New Guards still owns a stake of 53% and gained control over the entity on March 16, 2021 following a change in the shareholder agreement. The Group recognized sales of $0.2 million to Alanui in the two months up until consolidation on March 1, 2021. The impact of consolidating Alanui’s results from March 1, 2021 rather than March 16, 2021 was immaterial. We recognized sales of $1.1 million during the year ended December 31, 2020. As at December 31, 2020, we had trade receivables of $0.5 million and trade payables of $0.4 million. Refer to Note 31, Business combinations for further detail.

Key management includes members of the Company’s senior management and the board of directors. The disclosure amounts below (in thousands) are based on the expense recognized in the Consolidated statement of operations in the respective year.

	2020	2021	2022
Short-term employee benefits	$1,676	$2,456	$4,212
Termination benefits	32	36	35
Share-based compensation	26,300	37,742	41,140
	$28,008	$40,234	$45,387

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

Italian tax proceedings

Notes to the Consolidated financial statements (continued)

During 2020, Italian tax authorities commenced reviewing the activities of one of our subsidiaries for the years 2015 through 2020, including whether that subsidiary had a permanent establishment in Italy and our transfer pricing policies.

At December 31, 2021, the Group was cooperating with the investigation but intended to contest any allegation that we have a permanent establishment in Italy or that our transfer pricing policies were inappropriate. During March 2022, the Group recognized a related Italian corporate tax payable of €15.6 million (approximately $17.5 million), recorded within Income tax (expense)/benefit, for the expected settlement of this case. This was based on a determination that although the Company continues to believe that its tax positions complied in all material respects with all applicable law that it was nonetheless in the Company’s best interest to seek a negotiated resolution to the Italian tax authorities’ investigation to avoid the expense and uncertainty associated with allowing the matter to proceed further. During July 2022, a settlement was reached with the Italian tax authorities for the period 2015-2019 and €11.8 million (approximately $12.0 million) representing the related taxes, penalties and interest was paid on July 28, 2022. At December 31, 2022, the remaining provision of €3.9 million (approximately $4.2 million) has been retained in respect of other uncertain tax positions.

31.
Business combinations

Acquisitions in 2022

Wannaby Inc.

On April 5, 2022, Farfetch US Holdings., Inc, a wholly-owned subsidiary of Farfetch Limited, acquired 100 percent of the share capital of Wannaby Inc. ("Wanna" or "Wanna Group"). The Wanna Group primarily provides software under license to clients in the fashion industry, allowing retail customers to virtually “try on” fashion items.

The transaction was accounted for as a business combination under IFRS 3 Business Combinations and the purchase price allocation is finalized.

The consideration payable was comprised of $25.5 million of upfront cash, $5.0 million of reverse vesting shares based on the Farfetch Limited share price as at the acquisition date and Farfetch RSUs. The reverse vesting shares and RSUs include service conditions for certain members of the Wanna Group management team. These did not form part of the purchase consideration and will be expensed over the related vesting period.

Goodwill consists of expected synergies to be achieved by combining the operations of Wanna with the Group, as well as other intangible assets that do not qualify for separate recognition under IFRS 3. Goodwill is not deductible for tax purposes. The acquired software, brand and customer relationships will be amortized over five years, three years and nine years, respectively.

Acquisition-related costs of $1.1 million are included in Selling, general and administrative expenses for the year ended December 31, 2022.

Details of the purchase consideration, the assets acquired and goodwill recognized are as follows (in thousands):

2022
Cash consideration	$25,523
Purchase consideration	$25,523

Notes to the Consolidated financial statements (continued)

2022
Acquired software	$11,500
Customer Relationships	2,500
Brand	300
Tangible assets	64
Net working capital	(1,470)
Net debt	(6,959)
Deferred tax liability	(2,570)
Total net identified assets acquired	3,365
Goodwill	22,159
Total net identified assets acquired and goodwill	$25,524

2022
Net cash outflow arising on acquisition
Cash and cash equivalent balances acquired	$485
Cash consideration	(25,523)
Net cash outflow	$(25,038)

Violet Grey Inc.

On February 1, 2022, Farfetch US Holdings., Inc, a wholly-owned subsidiary of Farfetch Limited, acquired 100 percent of the share capital of Violet Grey Inc. (“Violet Grey”), an online retail platform for luxury beauty products, as part of the Group’s strategy of expanding its Farfetch Marketplace Beauty offering.

The transaction was accounted for as a business combination under IFRS 3 Business Combinations and the purchase price allocation is finalized.

The consideration payable was comprised of $49.4 million of cash, $1.3 million of reverse vesting shares and $5.0 million of Farfetch RSUs based on the Farfetch Limited share price as at the acquisition date. The reverse vesting shares and RSUs include service conditions for certain members of the Violet Grey management team. These did not form part of the purchase consideration and will be expensed over the related vesting period.

Goodwill consists of expected synergies to be achieved by combining the operations of Violet Grey with the Group, as well as other intangible assets that do not qualify for separate recognition under IFRS 3. Goodwill is not deductible for tax purposes. The acquired software and Brand will be amortized over three years to ten years and five to sixteen years, respectively.

Acquisition-related costs of $0.8 million are included in Selling, general and administrative expenses for the year ended December 31, 2022.

Details of the purchase consideration, the assets acquired and goodwill recognized are as follows (in thousands):

2022
Cash consideration	$49,418
Purchase consideration	$49,418

Notes to the Consolidated financial statements (continued)

2022
Acquired software	$1,155
Brand	28,480
Tangible assets	189
Net working capital	(3,135)
Net debt	(1,222)
Deferred tax liability	(6,223)
Total net identified assets acquired	19,244
Goodwill	30,174
Total net identified assets acquired and goodwill	$49,418

2022
Net cash outflow arising on acquisition
Cash and cash equivalent balances acquired	$596
Cash consideration	(49,418)
Net cash outflow	$(48,822)

Revenue and profit contribution of the acquisitions made in 2022

The results of operations of both Wanna and Violet Grey have been included in the Group’s Consolidated Statement of operations since the date of acquisition. Actual and pro-forma revenue and results of operations of both Wanna and Violet Grey have not been presented as these do not have a material impact on the consolidated revenue and results of operations.

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

Notes to the Consolidated financial statements (continued)

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

Details of the purchase consideration, the assets acquired and goodwill are as follows (in thousands):

2021
Cash	$15,858
Ordinary shares issued	$4,380
Deferred payments	1,465
Total purchase consideration	$21,703

Notes to the Consolidated financial statements (continued)

2021
Net cash outflow arising on acquisition
Cash and cash equivalent balances acquired	$1,840
Cash consideration	(15,858)
Net cash outflow	$(14,018)

2021
Development costs	$5,412
Tangible assets	77
Net working capital	118
Net debt	(1,609)
Deferred tax liability	(1,029)
Total net identified assets acquired	2,969
Goodwill	18,734
Total net identified assets acquired and goodwill	$21,703

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

The non-controlling interest acquired is measured at a value equal to the non-controlling interests’ share of the identifiable net assets acquired. Refer to Note 29, Related party disclosure, for further information on the control of Alanui.

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

32.
Group information

Direct Holdings
Legal name of subsidiary	Country of incorporation	% equity interest		Principal activities
		2021	2022
Farfetch Holdings plc (previously Hulk Finco plc)	United Kingdom	100	100	Holding company

Notes to the Consolidated financial statements (continued)

Indirect Holdings
Legal name of subsidiary	Country of incorporation	% equity interest		Principal activities
		2021	2022
Alanui S.r.l.	Italy	53	53	Retail
Allure Systems Corp.	Delaware (USA)	100	100	E-commerce services
Allure Systems Research France S.A.S.	France	100	100	E-commerce services
Ambush (Shanghai) Trading Co., Ltd	People's Republic of China	70	70	Retail
Ambush Inc.	Japan	70	70	Retail
Ambush Italy S.r.l.	Italy	70	70	Retail
APA S.r.l.	Italy	100	100	Retail
Beijing Qizhi Ruisi Information Consulting Co., Ltd	People's Republic of China	81	84	E-commerce services
Browns (South Molton Street) Limited	United Kingdom	100	100	Retail
Browns (South Molton Street) LLC	Delaware (USA)	-	100	Retail
County S.r.l.	Italy	100	100	Retail
F Concierge France S.A.S.	France	100	100	Retail
Fafaqi (Shanghai) Network Technology Development Co. Ltd	People's Republic of China	100	100	E-commerce services
Farfetch (Shanghai) E-Commerce Co. Ltd	People's Republic of China	75	75	E-commerce services
Farfetch Australia Pty Ltd	Australia	100	100	Back office support
Farfetch Brasil China Exportacao Ltda	Brazil	75	75	E-commerce services
Farfetch Canada Limited	Canada	100	100	Retail
Farfetch China (HK Holdings) Limited	Hong Kong	75	75	Holding company
Farfetch China Holdings Ltd	United Kingdom	75	75	Retail
Farfetch China Ltd	United Kingdom	75	75	Retail
Farfetch China US LLC	Delaware (USA)	75	75	E-commerce services
Farfetch Europe Trading B.V.	The Netherlands	100	100	Retail
Farfetch HK Holdings Limited	Hong Kong	100	100	Holding company
Farfetch HK Production Limited	Hong Kong	100	100	E-commerce and marketing
Farfetch India Private Limited****	India	100	100	Back office support
Farfetch International Limited	Isle of Man	80	80	Holding company
Farfetch Italia S.r.l.	Italy	100	100	Back office support
Farfetch Japan Co Ltd	Japan	100	100	E-commerce and marketing
Farfetch Mexico, S.A. de C.V.***	Mexico	100	100	Back office support
Farfetch Middle East FZE	United Arab Emirates	80	80	Back office support
Farfetch Osprey Limited	United Kingdom	-	100	Holding company
Farfetch Platform Solutions Limited	United Kingdom	100	100	E-commerce services
Farfetch Portugal-Unipessoal Lda	Portugal	100	100	Back office support
Farfetch RU LLC	Russian Federation	100	100	E-commerce services and back office support
Farfetch Store of the Future Limited	United Kingdom	100	100	Dormant company
Farfetch UK FINCO Limited	United Kingdom	100	100	Holding company
Farfetch UK Limited	United Kingdom	100	100	Marketing, providing editorial and merchant services
Farfetch US Holdings, Inc.	Delaware (USA)	100	100	Holding company

Notes to the Consolidated financial statements (continued)

Farfetch W3 FZE	United Arab Emirates	-	100	E-commerce services
Farfetch.com Brasil Serviços Ltda**	Brazil	100	100	E-commerce, marketing and editorial services
Farfetch.com Limited	Isle of Man	100	100	Holding company
Farfetch.com US, LLC	California (USA)	100	100	E-commerce and marketing
Fashion Concierge HK Limited	Hong Kong	100	100	E-commerce services
Fashion Concierge Powered By Farfetch LLC	Delaware (USA)	100	100	E-commerce services
Fashion Concierge UK Limited	United Kingdom	100	100	E-commerce services
F.F.B.R. Importacao e Exportação LTDA*	Brazil	100	100	Import & Export Agent for Farfetch
Heron Preston S.r.l.	Italy	80	80	Retail
Heron Preston Trademark S.r.l.	Italy	51	51	Retail
JBUX Limited	United Kingdom	100	100	Retail
Kicks Lite, LLC	New York (USA)	100	100	E-commerce services
KPG S.r.l.	Italy	75	75	Retail
Laso. Co. Ltd	Japan	100	-	E-commerce services and marketing
Luxclusif, Unipessoal Lda.	Portugal	100	100	E-commerce services
Luxi (Shanghai) Trading Co., Ltd	People's Republic of China	100	100	Trading company
Luxis Baltic OÜ	Estonia	100	100	E-commerce services
M.A. Alliance Ltd.	Japan	100	100	E-commerce services
New Guards Group Holding S.p.A.	Italy	100	100	Retail
NGG Beauty S.r.l.	Italy	100	100	Retail
NGG Beta S.r.l.	Italy	-	100	Retail
NGGH++ S.r.l.	Italy	-	100	Retail
OC Italy S.r.l.	Italy	100	100	Retail
Off White (Shanghai) Trading Co., Ltd	People's Republic of China	75	75	Retail
Off White Operating Holding, Corp.	Delaware (USA)	75	75	Retail
Off White Operating London Limited	United Kingdom	75	75	Retail
Off White Operating Los Angeles, LLC	California (USA)	75	-	Retail
Off White Operating Miami, LLC	Florida (USA)	75	-	Retail
Off-White Operating Milano S.r.l.	Italy	75	75	Retail
Off-White Operating Paris S.a.r.l.	France	75	75	Retail
Off White Operating Soho, LLC	New York (USA)	75	-	Retail
Off White Operating Spain SL	Spain	75	75	Retail
Off-White Operating S.r.l.	Italy	75	75	Retail
Off-White Operating Switzerland GmbH	Switzerland	75	75	Retail
Off-White Operating The Netherlands B.V	The Netherlands	-	75	Retail
Off White Operating Vegas, LLC	Nevada (USA)	75	-	Retail
Palm Angels (Shanghai) Trading Co., Ltd	People's Republic of China	100	100	Retail
Palm Angels S.r.l.	Italy	60	60	Retail
SG Enterprises Europe B.V.	The Netherlands	-	100	Retail
SGNY1 LLC	New York (USA)	100	100	E-commerce services
Stadium Enterprises LLC	Delaware (USA)	100	100	E-commerce services
There Was One S.r.l.	Italy	100	100	E-commerce services
Unravel Project S.r.l.	Italy	61	61	Retail
Upteam Corporation Limited	Hong Kong	100	100	Holding company

Notes to the Consolidated financial statements (continued)

Venice Holding Corp.	Delaware (USA)	100	100	Holding company
Venice Miami LLC	Florida (USA)	100	-	Retail
Venice Retail France SASU	France	-	100	Retail
Venice Retail Italy S.r.l.	Italy	100	100	Retail
Venice Retail UK Ltd	United Kingdom	-	100	Retail
Venice S.r.l.	Italy	100	100	Retail
Venice Vegas LLC	Nevada (USA)	100	-	Retail
Violet Grey, Inc.	Delaware (USA)	-	100	Retail
Wannaby Inc.	Delaware (USA)	-	100	Retail
Wannaby UAB	Lithuania	-	100	Retail

* Owned by Farfetch.com Limited (99.9%) and Farfetch UK Limited (0.1%)

** Owned by Farfetch.com Limited (99.9995%) and Farfetch UK Limited (0.0005%)

*** Owned by Farfetch.com Limited (1%) and Farfetch UK Limited (99%)

**** Owned by Farfetch.com Limited (0.1%) and Farfetch UK Limited (99.9%)

33.
Subsequent Events

We have not identified any reportable subsequent events.